Form 20-F
period 2021-12-31
Brookfield Asset Management Reinsurance Partners Ltd.
filed 2022-03-23
CIK 1837429

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F
☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR
☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 001-40509
BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD.
(Exact name of Registrant as specified in its charter)
Bermuda
(Jurisdiction of incorporation or organization)
Wellesley House South, 2nd Floor
90 Pitts Bay Road
Pembroke, Bermuda HM08
+1 (441) 294-3316
(Address of principal executive offices)
Anna Knapman-Scott
Wellesley House South, 2nd Floor
90 Pitts Bay Road
Pembroke, Bermuda HM08
+1 (441) 294-3316
bamr.enquiries@brookfield.com
(Name, telephone, e-mail and/or facsimile number and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Class	Trading Symbol(s)	Name of each exchange on which registered
Class A Exchangeable Limited Voting Shares	BAMR	New York Stock Exchange, Toronto Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
10,877,989 Class A Exchangeable Limited Voting Shares, 24,000 Class B Limited Voting Shares and 23,544,548 Class C Non-Voting Shares as of December 31, 2021
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐  No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐  No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “accelerated filer”, “large accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated Filer	☒
		Emerging growth company	☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.
†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐	U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

- i -

TABLE OF CONTENTS
(continued)
- ii -

INTRODUCTION AND USE OF CERTAIN TERMS
Unless otherwise specified, information provided in this annual report on Form 20-F (this “Form 20-F”) is as of December 31, 2021. Unless the context requires otherwise, when used in this Form 20-F, the terms “we”, “us”, “our”, or the “company” means Brookfield Asset Management Reinsurance Partners Ltd. together with all of its subsidiaries and the term “Brookfield” means Brookfield Asset Management, its subsidiaries and controlled companies and any investment fund sponsored, managed or controlled by Brookfield Asset Management or its subsidiaries, and does not, for greater certainty, include us or Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC and its subsidiaries.
Unless the context suggests otherwise, references to:
“Administration Agreement” has the meaning ascribed thereto under Item 7.B “Related Party Transactions — The Administration Agreement”;
“AEILIC” means American Equity Investment Life Insurance Company;
“AEL Holdings” means American Equity Investment Life Holding Company;
“AEL Investment Agreement” means the Investment Agreement dated as of October 17, 2020, between Brookfield Asset Management, AEL Holdings and Burgundy Acquisitions I Ltd., described in Item 4.A “History and Development of the Company — Recent Developments — AEL Strategic Partnership”;
“American National” means American National Group, Inc.;
“American National Acquisition” means the agreement to acquire American National at a price of $190 per share, for total consideration of approximately $5.1 billion;
“Audit Committee” has the meaning ascribed thereto under Item 6.C “Board Practices — Audit Committee”;
“BAC” means Brookfield Annuity Company;
“BAM Re Advisor” means Brookfield Asset Management Reinsurance Advisor LLC;
“BAM Re Class B Partners” means the senior members of the Partnership, who collectively hold and control all of BAM Re’s outstanding class B shares through the BAM Re Partnership;
“BAM Re Partnership” has the meaning ascribed thereto under Item 7.A “Major Shareholders”;
“BAM Re Related Account Group” has the meaning ascribed thereto under Item 3.D “Risk Factors — Risks Relating Our Relationship with Brookfield — Our organizational, ownership and operational management structure, and advisory relationship with Brookfield, give rise to conflicts of interest”;
“BEAT” has the meaning ascribed thereto under Item 3.D “Risk Factors — Risks Relating to Taxation — U.S. Tax Risks — The U.S. federal base erosion and anti-abuse tax may significantly increase our tax liability”;
“BEPS” has the meaning ascribed thereto under Item 3.D “Risk Factors – General Tax Risks”;
“Bermuda Act” means the Companies Act 1981 of Bermuda;
“Bermuda ESA” means the Economic Substance Act 2018 of Bermuda;
“Bermuda Forum Provision” has the meaning ascribed thereto under Item 3.D “Risk Factors — Risks Relating to the Offer and the Class A 1 Exchangeable Shares — Our bye-laws designate specific courts in Bermuda as the exclusive forum for certain litigation that may be initiated by our shareholders, which could limit our shareholders’ ability to obtain a desired judicial forum for disputes with us”;
“Bermuda Insurance Act” means the Insurance Act 1978 of Bermuda;

“Bermuda-U.S. Treaty” means the income tax treaty between Bermuda and the United States;
“BMA” means Bermuda Monetary Authority;
“Brookfield” means Brookfield Asset Management, its subsidiaries and controlled companies and any investment fund sponsored, managed or controlled by Brookfield Asset Management or its subsidiaries, and does not, for greater certainty, include our company or Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC and their respective subsidiaries;
“Brookfield’s Annual Report” means Brookfield Asset Management Inc.’s annual report on Form 40-F (as amended by Amendment No. 1) for the fiscal year ended December 31, 2020, which includes Brookfield Asset Management’s (a) audited consolidated statements of financial position as of and for each of the two years in the period ended December 31, 2020 and December 31, 2019, together with the report thereon of the independent registered public accounting firm and management’s discussion and analysis as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020 and (b) annual information form for the year ended December 31, 2020 dated March 23, 2021;
“Brookfield Account” has the meaning ascribed thereto under Item 3.D “Risk Factors — Risks Relating to our Company — We could suffer losses if our investment strategy is unsuccessful”;
“Brookfield Activities” has the meaning ascribed thereto under Item 7.B “Related Party Transactions — Conflicts of Interest”;
“Brookfield Asset Management” means Brookfield Asset Management Inc.;
“Brookfield Class A Shares” means the Class A limited voting shares of Brookfield Asset Management;
“Brookfield Class B Shares” means the Class B limited voting shares of Brookfield Asset Management;
“Brookfield Credit Agreement” or “Credit Agreement” has the meaning ascribed thereto under Item 7.B “Related Party Transactions — Brookfield Credit Agreement”;
“Cayman ESA” means the International Tax Co-operation (Economic Substance) Act 2021, as amended;
“Cayman Insurance Act” means the Insurance Act, 2010, as amended;
“ceding company” or “cedant” has the meaning ascribed thereto under Item 3.D “Risk Factors – Risks Relating to our Company – A number of our company’s assets are illiquid, and our company may be required to dispose of such assets if there is significant amount of unanticipated policyholder withdrawal or lapse activity or to meet our reinsurance or other obligations”;
“Chair” means the chairperson of the board;
“CIMA” means the Cayman Islands Monetary Authority;
“class A exchangeable shares” means our class A exchangeable limited voting shares;
“class B shares” means our class B limited voting shares;
“class C shares” means our class C non-voting shares;
“Code” or “U.S. Internal Revenue Code” means the U.S. Internal Revenue Code of 1986, as amended;
“conversion number” has the meaning ascribed thereto under Item 10.B “Memorandum and Articles of Association — Class B Shares — Conversion of Tendered Class A Exchangeable Shares”;
“Committees” means the Audit Committee, Governance and Nominating Committee and Compensation Committee of our company;

“Compensation Committee” has the meaning ascribed thereto under Item 6.C “Board Practices — Audit Committee”;
“Conflicts Committee” has the meaning ascribed thereto under Item 7.B “Related Party Transactions — Conflicts of Interest”;
“Convention” means the Canada-United States Income Tax Convention of 1980;
“CRA” means the Canada Revenue Agency;
“Cross Account Group Transactions” has the meaning ascribed thereto under Item 3.D “Risk Factors — Risks Relating Our Relationship with Brookfield — Our organizational, ownership and operational management structure, and advisory relationship with Brookfield, give rise to conflicts of interest”;
“DOE” means Distributable Operating Earnings;
“DTC” means the Depository Trust Company;
“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system at www.sec.gov;
“Equity Commitment” has the meaning ascribed thereto under Item 7.B “Related Party Transactions — Equity Commitment”;
“Equity Commitment Agreement” has the meaning ascribed thereto under Item 7.B “Related Party Transactions — Equity Commitment”;
“ESG” means environmental, social and governance;
“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder;
“exchangeable distribution” has the meaning ascribed thereto under Item 10.B “Memorandum and Articles of Association — Voting — Distributions”;
“FA” means fixed annuity;
“FATCA” has the meaning ascribed thereto under Item 3.D “Risk Factors — Risks Relating to Taxation — U.S. Tax Risks — We may become subject to U.S. withholding tax under FATCA”;
“FIA” means fixed index annuity;
“Form 20-F” means this annual report on Form 20-F;
“Governance and Nominating Committee” has the meaning ascribed thereto under Item 6.C “Board Practices — Governance and Nominating Committee”;
“Holder” has the meaning ascribed thereto under Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations”;
“IASB” means International Accounting Standards Board;
“ICA” means the Insurance Companies Act (Canada);
“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;
“Investment Assets” has the meaning ascribed thereto under Item 10.E “Taxation — Offshore Investment Fund Property”;

“Investment Management Agreements” has the meaning ascribed thereto under Item 7.B “Related Party Transactions — Investment Management Agreements”;
“IRS” means the Internal Revenue Service;
“Junior Preferred Shares” means the class A junior preferred shares and the class B junior preferred shares in the capital of the company;
“LIBOR” means the London Inter-bank Offered Rate;
“Licensing Agreement” has the meaning ascribed thereto under Item 7.B “Related Party Transactions — Licensing Agreement”;
“NER Ltd.” means North End Re Ltd., a Bermuda exempted company;
“NER SPC” means North End Re (Cayman) SPC, a Cayman Islands exempted company registered as segregated portfolio company;
“non-insurance business” has the meaning ascribed thereto under Item 4.B “Regulatory Framework — Bermuda — Non-insurance Business”;
“Non-Resident Holder” has the meaning ascribed thereto under Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations — Taxation of Holders not Resident in Canada”;
“North End Re” means, collectively, NER Ltd. and NER SPC;
“NYSE” means the New York Stock Exchange;
“Oaktree” means, collectively, Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC;
“OBCA” means the Business Corporations Act (Ontario);
“OECD” means Organisation for Economic Co-operation and Development;
“OIFP Rules” has the meaning ascribed thereto under Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations — Offshore Investment Fund Property”;
“OSFI” means The Office of the Superintendent of Financial Institutions (Canada);
“Partner” has the meaning ascribed thereto under Item 3.D “Risk Factors — Individuals who are members of the Partnership and also executives of Brookfield will exercise influence over our company, and will have a veto over any decisions requiring shareholder approval”;
“Partnership” has the meaning ascribed thereto under Item 3.D “Risk Factors — Individuals who are members of the Partnership and also executives of Brookfield will exercise influence over our company, and will have a veto over any decisions requiring shareholder approval”;
“PFIC” has the meaning ascribed thereto under Item 3.D “Risk Factors — Risks Relating to Taxation — U.S. Tax Risks — If our company is classified as a passive foreign investment company, U.S. persons who own class A exchangeable shares could be subject to adverse U.S federal income tax consequences”;
“Preferred Shares” means collectively, the Junior Preferred Shares and the Senior Preferred Shares;
“Proposed Amendments” has the meaning ascribed thereto under Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations”;
“PRT” means pension risk transfer;

“PRT business” has the meaning ascribed thereto under Item 4.B “Business Overview — Overview”;
“QEF Election” means the election by a U.S. Holder to treat its interest in our company as a “qualified electing fund”;
“RDSP” means registered disability savings plan;
“Registered Plans” has the meaning ascribed thereto under Item 10.E “Taxation — Eligibility for Investment”;
“reinsurance business” has the meaning ascribed thereto under Item 3.D “Risk Factors — Risks Relating to our Company — Our company has limited operating history and the historical financial information included herein therefore does not reflect the financial condition or operating results we would have achieved during the periods presented, and therefore may not be a reliable indicator of our future financial performance”;
“Related Account Group Transactions” has the meaning ascribed thereto under Item 3.D “Risk Factors — Risks Relating to Our Relationship with Brookfield — Our organizational, ownership and operational management structure, and advisory relationship with Brookfield, give rise to conflicts of interest”;
“Resident Holder” has the meaning ascribed thereto under Item 10.E “Taxation — Taxation of Holders Resident in Canada”;
“RESP” means registered education savings plan;
“Rights Agreement” has the meaning ascribed thereto under Item 7.B “Related Party Transactions — The Rights Agreement”;
“RPII” has the meaning ascribed thereto under Item 3.D “Risk Factors — Risks Relating to Taxation — U.S. Tax Risks — If any of our non-U.S. subsidiaries is determined to have related person insurance income, U.S. persons who own class A exchangeable shares may be subject to U.S. federal income taxation on their pro rata share of such income”;
“RPII CFC” has the meaning ascribed thereto under Item 3.D “Risk Factors — Risks Relating to Taxation — U.S. Tax Risks — If any of our non-U.S. subsidiaries is determined to have related person insurance income, U.S. persons who own class A exchangeable shares may be subject to U.S. federal income taxation on their pro rata share of such income”;
“RRIF” means registered retirement income fund;
“RRSP” means registered retirement savings plan;
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002 (United States), as amended;
“SEC” means the U.S. Securities and Exchange Commission;
“SEDAR” means the System for Electronic Document Analysis and Retrieval at www.sedar.com;
“Senior Preferred Shares” means the class A senior preferred shares and the class B senior preferred shares in the capital of the company;
“specified exchange date” has the meaning ascribed thereto under Item 10.B “Memorandum and Articles of Association — Rights Agreement — The Rights Agent and the Exchange Right”;
“Spin Off” has the meaning ascribed thereto under Item 4.A “History and Development of the Company — Recent Developments”;
“Support Agreement” has the meaning ascribed thereto under Item 7.B “Related Party Transactions — Support Agreement”;

“Tax Act” means the Income Tax Act (Canada);
“Tax Cuts and Jobs Act” means the Tax Cuts and Jobs Act of 2017;
“TFSA” means tax free savings account;
“Treasury Regulations” means the U.S. Treasury Regulations promulgated under the U.S. Internal Revenue Code;
“TSX” means the Toronto Stock Exchange;
“U.S.” means United States;
“U.S. direct insurance” has the meaning ascribed thereto under Item 4.B “Business Overview — Overview”;
“U.S. Federal Forum Provision” has the meaning ascribed thereto under Item 3.D “Risk Factors — Risks Relating to the Exchangeable Shares — Our bye-laws designate specific courts in Bermuda as the exclusive forum for certain litigation that may be initiated by our shareholders, which could limit our shareholders’ ability to obtain a desired judicial forum for disputes with us”;
“U.S. GAAP” means U.S. generally accepted accounting principles;
“U.S. Holder” has the meaning ascribed thereto under Item 10.E “Taxation — Certain Material United States Federal Income Tax Considerations”;
“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder; and
“unpaid distribution” has the meaning ascribed thereto under Item 10.B “Memorandum and Articles of Association — Voting — Distributions”.

FORWARD-LOOKING STATEMENTS
In addition to historical information, this Form 20-F contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information may relate to the company and Brookfield’s outlook and anticipated events or results and may include information regarding the financial position, business strategy, growth strategy, budgets, operations, financial results, taxes, dividends, distributions, plans and objectives of the company. Particularly, information regarding future results, performance, achievements, prospects or opportunities of the company, Brookfield Asset Management or the Canadian, U.S. or international markets is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”.
The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. Several factors, including those described in this Form 20-F under Item 3.D “Risk Factors”, Item 4.B “Business Overview” and Item 5.A “Operating Results”, among others, could cause our actual results to vary from our forward-looking statements.
We caution that the factors that may affect future results described in this Form 20-F are not exhaustive. The forward-looking statements represent our views as of the date of this Form 20-F and should not be relied upon as representing our views as of any date subsequent to the date of this Form 20-F. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see Item 3.D “Risk Factors”.
Each class A exchangeable share has been structured with the intention of providing an economic return equivalent to one Brookfield Class A Share. We therefore expect that the market price of the class A exchangeable shares should be impacted by the market price of Brookfield Class A Shares and the business performance of Brookfield Asset Management as a whole. In addition to carefully considering the disclosure made in this Form 20-F, you should carefully consider the disclosure made by Brookfield Asset Management in its continuous disclosure filings. Copies of the Brookfield Asset Management’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR at www.sedar.com.
Historical Performance and Market Data
This Form 20-F contains information relating to our business as well as historical performance and market data. When considering this data, you should bear in mind that historical results and market data may not be indicative of the future results that you should expect from us.
Financial Information
The financial information contained in this Form 20-F is presented in U.S. dollars and, unless otherwise indicated, has been prepared in accordance with IFRS. All figures are unaudited unless otherwise indicated. In this Form 20-F, all references to “$” are to U.S. dollars. Canadian dollars are identified as “C$”.

CAUTIONARY STATEMENT REGARDING THE USE OF NON-IFRS MEASURES
We prepare our financial statements in accordance with IFRS. However, this Form 20-F also contains references to Distributable Operating Earnings (“DOE”), Excess Capital and Net Reserve Capital which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of DOE, Excess Capital and Net Reserve Capital used by other entities. We believe that DOE, Excess Capital and Net Reserve Capital are useful supplemental measures that may assist investors in assessing our financial performance. None of DOE, Excess Capital and Net Reserve Capital should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the reader to better understand our business.
DOE is a key measure of our financial performance. We use DOE to assess operating results and the performance of our business. We define DOE as net income excluding the impact of depreciation and amortization, deferred income taxes, income from equity accounted investments, mark-to-market on hedging items, breakage and transaction costs, and is inclusive of our proportionate share of adjusted earnings from our investments in associates. DOE is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. DOE is therefore unlikely to be comparable to similar measures presented by other issuers.
For further details regarding our use of DOE, Excess Capital and Net Reserve Capital as well as a reconciliation of net income and total equity to these measures, please see the “Reconciliation of Non-IFRS Financial Measures” section in Item 5 “Operating and Financial Review and Prospects”.

PART I
ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.    KEY INFORMATION
3.A    [RESERVED]
3.B    CAPITALIZATION AND INDEBTEDNESS
Not applicable.
3.C    REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
3.D    RISK FACTORS
The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D “Risk Factors” in this Form 20-F for a more thorough description of these and other risks.
Risks Relating to the Class A Exchangeable Shares
•Risks relating to the market price and volatility of our class A exchangeable shares;
•Risks relating to our company’s ability to redeem the class A exchangeable shares at any time without the consent of the holders;
•Risks relating to the inability of holders of class A exchangeable shares to elect whether to receive cash or Brookfield Class A Shares upon an exchange, liquidation or redemption event;
•Risks relating to delays in receiving Brookfield Class A Shares or the cash equivalent upon an exchange of the class A exchangeable shares;
•Risks relating to the terms and ownership of our share capital, and our agreements with Brookfield;
•Risks relating to the possibility of class A exchangeable shares being de-listed;
•Risks relating to the market price and possible dilution of Brookfield Class A Shares;
•Risks relating to the possible issuance of additional securities in the future, and the possible dilution to shareholders;
•Risks relating to distributions on the class A exchangeable shares;
•Risks relating to foreign currency risk;
•Risks relating to shareholder protections under Bermuda law which differs from the protection offered to shareholders under Canadian law; and
•Risks relating to alternative judicial forums.
Risks Relating to our Company
•Risks relating to our company’s lack of operating history;
•Risks associated with identifying and executing on opportunities for future growth;
•Risks relating to our operating subsidiaries;

•Risks associated with our company being a “SEC foreign issuer” under Canadian securities regulations and a “foreign private issuer” under U.S. securities law;
•Risks relating to the possibly of our company becoming an investment company under U.S. federal securities law;
•Risks associated with the effectiveness of our company’s internal controls;
•Risks relating to changes in IFRS accounting standards; and
•Risks associated with service of process and enforcement of judgments.
Risks Relating to Our Operating Subsidiaries and Industry
•Risks associated with assumptions and estimates our company makes when assessing reinsurance and insurance risks;
•Risks relating to our growth strategy;
•Risks associated with raising additional capital to fund growth;
•Risks relating to our reinsurance arrangement with AEILIC accounts;
•Risks associated with our equity interest in AEL Holdings;
•Risks associated with a rating downgrade or the absence of a rating of any of our operating subsidiaries;
•Risks relating to market conditions;
•Risks associated with counterparties to our reinsurance arrangements or to the derivatives we use to hedge our business risks;
•Risks relating to the highly competitive nature of the reinsurance and insurance industries;
•Risks relating to consolidation in the reinsurance and insurance industry;
•Risks relating to impact of alternative technologies on our business and cyber security attacks;
•Risks associated with our company incurring additional indebtedness;
•Risks relating to general economic and political conditions and risks relating to the markets in which our company operates;
•Risks relating to availability of capital in the future;
•Risks associated with our company suffering a loss resulting from fraud, bribery, corruption or other illegal acts;
•Risks associated with public health crises, illness, epidemics or pandemics;
•Risks associated with disputes and possible litigation; and
•Risks associated with negative publicity.
Risks Relating to the Acquisition of American National by our Company
•Risks associated with a failure to complete the acquisition of American National; and
•Risks relating to our company not realizing the anticipated benefits of the American National Acquisition.
Risks Relating to Our Investments
•Risks associated with our investment strategy;
•Risks relating to changes in interest rates and credit spreads;
•Risks associated with our valuation of securities and investments and the determination of the amount of allowances and impairments taken on such investments;
•Risks associated with concentration risk in our investment portfolio;
•Risks associated with the company’s assets being illiquid;
•Risks relating to our investments in real estate; and

•Risks relating to our company’s possible investments in securities of issuers based outside the U.S.
Risks Relating to Regulation
•Risks associated with the insurance business being highly regulated;
•Risks relating to change of control approvals required by insurance laws and regulations in certain jurisdictions;
•Risks associated with regulatory requirements which may constrain our company’s ability to complete acquisitions, dispositions and other transactions on desired terms, or at all;
•Risks associated with our failure to obtain or maintain licenses and/or other regulatory approvals as required for the operations of our insurance subsidiaries;
•Risks associated with any future regulatory changes which could result in the imposition of significant restrictions on our ability to do business;
•Risks relating to a decrease in applicable capital ratios/calculations of our insurance subsidiaries which could result in increased scrutiny by insurance regulators and rating agencies;
•Risks associated with potential government intervention in the insurance industry and instability in the marketplace for insurance products;
•Risks relating to the reinsurance and insurance regulatory framework and legislation enacted in Bermuda and the Cayman Islands; and
•Risks relating to our employees in Bermuda and the Cayman Islands requiring work permits to run their reinsurance businesses in those jurisdictions.
Risks Relating to Our Relationship with Brookfield
•Risks relating to our dependence on Brookfield, and conflicts of interests therewith;
•Risks relating to the departure of some or all of Brookfield’s professionals;
•Risks relating to our inability to terminate certain agreements entered into with Brookfield; and
•Risks relating to Brookfield’s ownership position in our company.
Risks Relating to Taxation
•Risks relating to our aggregate tax liability and effective tax rate being adversely affected in the future by changes in the tax laws of the countries in which we operate; and
•Risks related to Bermuda, United States and Canadian taxation, and the effects thereof on our company’s business and operations.
You should carefully consider the following factors in addition to other information set forth in this Form 20-F. If any of the following risks were actually to occur, our business, financial condition and results of operations and the value of our class A exchangeable shares would likely suffer. Each class A exchangeable share has been structured with the intention of providing an economic return equivalent to one Brookfield Class A Shares. We therefore expect that the market price of our class A exchangeable shares should be impacted by the market price of the Brookfield Class A Shares and the business performance of Brookfield Asset Management. In addition to carefully considering the risk factors contained in this Form 20-F and described below, you should carefully consider the risk factors applicable to Brookfield Asset Management included in its continuous disclosure documents. Copies of the Brookfield Asset Management’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR at www.sedar.com.

Risks Relating to the Class A Exchangeable Shares
The class A exchangeable shares have been structured with the intention of providing an economic return equivalent to one Brookfield Class A Share and therefore we expect that the market price of our class A exchangeable shares should be impacted by the market price of the Brookfield Class A Shares and the business performance of Brookfield Asset Management.
The class A exchangeable shares have been structured with the intention of providing an economic return equivalent to one Brookfield Class A Share. In addition to contemplating distributions on the class A exchangeable shares paid at the same time and in the same amount as the dividends paid on the Brookfield Class A Shares, each class A exchangeable share are exchangeable at the option of the holder for one Brookfield Class A Share (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of Brookfield Asset Management), plus unpaid distributions. Brookfield Asset Management currently intends to satisfy any exchange requests on the class A exchangeable shares through the delivery of Brookfield Class A Shares rather than cash. As a result, the business operations of Brookfield, and the market price of the Brookfield Class A Shares, are expected to impact the market price of our class A exchangeable shares, which could be disproportionate in circumstances where the business operations and results of our company on a standalone basis are not indicative of such market trends. Holders of our class A exchangeable shares have no ability to control or influence the decisions or business of Brookfield. You should therefore carefully consider the risk factors applicable to Brookfield’s business and an investment in Brookfield Class A Shares, as further described in Brookfield’s Annual Report.
Although the class A exchangeable shares have been structured with the intention of providing an economic return that is equivalent to one Brookfield Class A Share, our class A exchangeable shares may not trade at the same price as the Brookfield Class A Shares.
Although each of our class A exchangeable shares is structured with the intention of providing an economic return that is equivalent to one Brookfield Class A Share, there can be no assurance that the market price of our class A exchangeable shares will be equal to the market price of a Brookfield Class A Share at any time. Factors that could cause differences in the market prices between class A exchangeable shares and Brookfield Class A Shares may include:
•perception and/or recommendations by analysts, investors and/or other third parties that these securities should be priced differently;
•actual or perceived differences in distributions to holders of class A exchangeable shares versus dividends to holders of the Brookfield Class A Shares, including as a result of any legal prohibitions;
•business developments or financial performance or other events or conditions that may be specific to only to our company; and
•difficulty in the exchange mechanics between class A exchangeable shares and Brookfield Class A Shares, including any delays or difficulties experienced by the transfer agent in processing the exchange requests.

Our company may redeem the class A exchangeable shares at any time without the consent of the holders.
Our board may, subject to applicable law and the prior written consent of the holder of the class C shares, at any time, and without the consent of holders of class A exchangeable shares, elect to redeem all of the then outstanding class A exchangeable shares upon sixty (60) days’ prior written notice, including following the occurrence of any of the following redemption events: (i) the total number of class A exchangeable shares outstanding decreases by 50% or more over any six-month period; (ii) the daily market value of the outstanding class A exchangeable shares (based on the closing price on the NYSE on each trading day) (A) is less than $250 million for more than 6 consecutive months or (B) decreases by 50% or more from its high over any three-month period; (iii) a person acquires 90% of the Brookfield Class A Shares in a take-over bid (as defined by applicable securities law); (iv) shareholders of Brookfield Asset Management approve an acquisition of Brookfield Asset Management by way of arrangement, amalgamation or similar transaction; (v) shareholders of Brookfield Asset Management approve a restructuring or other reorganization of Brookfield Asset Management or a liquidation, dissolution, winding up or any other distribution of Brookfield Asset Management’s assets among its shareholders for the purpose of winding up its affairs is pending; (vi) there is a pending sale of all or substantially all of the assets of Brookfield Asset Management; (vii) there is a change of law (whether by legislative, governmental or judicial action), administrative practice or interpretation, or a change in circumstances of our company and our shareholders, that may result in adverse tax consequences for our company or our shareholders; or (viii) our board, in its sole discretion acting in good faith, concludes that the holders of class A exchangeable shares are adversely impacted by a fact, change or other circumstance relating to our company. In addition, Brookfield Asset Management will have an overriding right to acquire all, but not less than all, of the class A exchangeable shares in the event our board elects to redeem all of the then outstanding class A exchangeable shares. See Item 10.B “Memorandum and Articles of Association – Redemption”.
Holders of class A exchangeable shares do not have a right to elect whether to receive cash or Brookfield Class A Shares upon an exchange, liquidation or redemption event.
In the event that (i) there is a liquidation, dissolution or winding up of our company or any other distribution of our company’s assets among our shareholders for the purpose of winding up our affairs, including whether substantially concurrent with a liquidation, dissolution, winding up or any other distribution of Brookfield Asset Management’s assets among its shareholders for the purpose of winding up its affairs, (ii) our company exercises its right to redeem (or cause the redemption of) all of the then outstanding class A exchangeable shares, or (iii) a holder of class A exchangeable shares requests an exchange of class A exchangeable shares, holders of class A exchangeable shares (in the case of (iii) above, only such holder(s) exercising their exchange rights) shall be entitled to receive one Brookfield Class A Share per class A exchangeable share held (subject to adjustment to reflect certain capital events and certain other payment obligations in the case of a liquidation, dissolution or winding up of our company) or its cash equivalent. The form of payment will be determined at the election of our company or Brookfield Asset Management, as applicable, or by the liquidator in the case of liquidation, so a holder will not know whether cash or Brookfield Class A Shares will be delivered in connection with any of the events described above. Brookfield Asset Management currently intends to satisfy any exchange requests on the class A exchangeable shares through the delivery of Brookfield Class A Shares rather than cash. See Item 10.B “Memorandum and Articles of Association – Exchange by Holder”.
Any holder requesting an exchange of their class A exchangeable shares may experience a delay in receiving such Brookfield Class A Shares or the cash equivalent.
Each class A exchangeable share is exchangeable with Brookfield Asset Management at the option of the holder for one Brookfield Class A Share (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of Brookfield Asset Management), subject to certain limitations as described below. See Item 10.B “Memorandum and Articles of Association– Exchange by Holder”. If cash is used to satisfy an exchange request, the amount payable per class A exchangeable share will be equal to the NYSE closing price of one Brookfield Class A Share on the date that the request for exchange is received by the transfer agent. As a result, any changes in the market price of the Brookfield Class A Shares after that date will not alter the amount of cash consideration received. By contrast, any holder whose class A exchangeable shares are exchanged for Brookfield Class A Shares will not receive such Brookfield Class A Shares for up to ten (10) business days after the applicable request is received. During this period, the market price of Brookfield Class A Shares may decrease. Any such decrease would affect the value of the Brookfield Class A Share consideration to be received by the holder of class A exchangeable shares on the effective date of the exchange. Brookfield Asset Management currently intends to satisfy any exchange requests on the class A exchangeable shares through the delivery of Brookfield Class A Shares rather than cash.

Brookfield Asset Management is required to maintain an effective registration statement in order to exchange any class A exchangeable shares for Brookfield Class A Shares. If a registration statement with respect to the Brookfield Class A Shares issuable upon any exchange, redemption or acquisition of class A exchangeable shares (including in connection with any liquidation, dissolution or winding up of our company) is not current or is suspended for use by the SEC, no exchange or redemption of class A exchangeable shares for Brookfield Class A Shares may be effected during such period. In addition, for so long as there is not an effective registration statement with respect to the delivery of Brookfield Class A Shares in connection with the exchange right, Brookfield Asset Management will not be able to effect exchanges for Brookfield Class A Shares and will not be required to effect exchanges for cash that would result in the payment of an amount in excess of $5,000,000 in the aggregate over any 30 consecutive calendar day period; provided that such limit will not apply for more than 90 consecutive calendar days during any 12 calendar month period. As a result, in these circumstances, holders of class A exchangeable shares may experience a delay in receiving cash on exercise of the exchange right.
The terms and ownership of our share capital, and our agreements with Brookfield, could discourage or inhibit takeovers, business combinations or other change of control transactions that our shareholders might consider in their best interests.
All of our outstanding class C shares are held by Brookfield Asset Management. As the sole holder of our class C shares, Brookfield Asset Management will have certain rights, including the right to consent to any merger or similar reorganization of the company (including a sale of all of substantially all of our company’s assets), and the right to resolve that our company commence a voluntary liquidation in certain circumstances, including where more than 20% of the total number of the class A exchangeable shares outstanding are controlled by one person or group of persons acting jointly or in concert. See Item 10.B “Memorandum and Articles of Association – Class C Shares – Liquidation”. No consent or resolution of the class A exchangeable shares, class B shares or any other class of shares is required in connection with the commencement of such liquidation by Brookfield Asset Management. As the lender under our credit facility, Brookfield Asset Management will also have certain consent rights over material changes relating to our company. Senior members of the Partnership, the BAM Re Class B Partners, collectively hold and control all of our outstanding class B shares through the BAM Re Partnership, and are entitled to elect one-half of the board and approve all other matters requiring shareholder approval, including the right to consent to any merger or similar reorganization of the company (including a sale of all of substantially all of our company’s assets). See Item 7.A “Major Shareholders”. Our bye-laws provide that the class B shares may only be transferred to a company controlled by one or more of the Partners or to Brookfield. These features of our share capital and ownership structure, and our agreements with Brookfield, could discourage potential acquirers from making a take-over bid or seeking to effect a change of control or business combination involving our company or make it difficult for any bid, change of control or business combination to be completed.
If a sufficient number of class A exchangeable shares are exchanged for Brookfield Class A Shares, then the class A exchangeable shares may be de-listed.
If a sufficient number of class A shares are exchanged for Brookfield Class A Shares, or our company exercises our redemption right, subject to the prior written consent of the holder of the class C shares, at any time including if the total number of the class A exchangeable shares decreases by 50% or more over any twelve-month period, our company may fail to meet the minimum listing requirements on the NYSE and the TSX, and the NYSE or the TSX may take steps to de-list the class A exchangeable shares. Though holders of class A exchangeable shares will still be entitled to exchange each such share at any time for one Brookfield Class A Share (subject to adjustment to reflect certain capital events), or its cash equivalent (the form of payment to be determined at the election of Brookfield Asset Management), a de-listing of the class A exchangeable shares would have a significant adverse effect on the liquidity of the class A exchangeable shares, and holders thereof may not be able to exit their investments in the market on favorable terms.

The market price of the class A exchangeable shares may be volatile, and there is no guarantee that the current premium experienced by the class A exchangeable shares when compared to the Brookfield Class A Shares will continue.
The market price of the class A exchangeable shares may be volatile. Holders of such securities may not be able to resell their securities at or above the current market price due to fluctuations in the market price of such securities, including changes in market price caused by factors unrelated to our company’s operating performance or prospects. The historical trading price of class A exchangeable shares are not necessarily indicative of future value, and there is no guarantee that the current premium experienced by the class A exchangeable shares when compared to the Brookfield Class A Shares will continue. Specific factors that may have a significant effect on the market price of the class A exchangeable shares include:
•changes in stock market analyst recommendations or earnings estimates regarding the class A exchangeable shares or Brookfield Class A Shares, other companies that are comparable to our company or Brookfield Asset Management or are in the industries that they serve;
•with respect to the class A exchangeable shares, changes in the market price of the Brookfield Class A Shares, and vice versa;
•changes in regulatory policies that may impact the business of company or Brookfield Asset Management;
•changes in tax policies that may impact the treatment of distributions;
•actual or anticipated fluctuations in our company and Brookfield Asset Management’s operating results or future prospects;
•reactions to public announcements by our company and Brookfield Asset Management;
•strategic actions taken by our company or Brookfield Asset Management;
•adverse conditions in the financial market or general U.S. or international economic conditions, including those resulting from war, incidents of terrorism and responses to such events; and
•sales of such securities by our company, Brookfield Asset Management or significant stockholders.
Exchanges of our class A exchangeable shares for Brookfield Class A Shares may negatively affect the market price of the Brookfield Class A Shares, and additional issuances of class A exchangeable shares would be dilutive to the Brookfield Class A Shares.
Each class A exchangeable share are exchangeable by the holder thereof for one Brookfield Class A Share (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of Brookfield Asset Management), subject to certain limitations described under Item 10.B“Memorandum and Articles of Association — Exchange by Holder”. If Brookfield Asset Management elects to deliver Brookfield Class A Shares in satisfaction of any such exchange request, additional Brookfield Class A Shares may be issued from time to time which could have a negative impact on the market price for Brookfield Class A Shares. Additionally, any class A exchangeable shares issued by our company in the future will be exchangeable on the same terms as the class A exchangeable shares distributed and any future exchanges satisfied by the delivery of Brookfield Class A Shares would dilute the percentage interest of existing holders of the Brookfield Class A Shares and may reduce the market price of the Brookfield Class A Shares.

We or Brookfield Asset Management may issue additional shares in the future, including in lieu of incurring indebtedness, which may dilute shareholders. We or Brookfield Asset Management may also issue securities that have rights and privileges that are more favorable than the rights and privileges accorded to our shareholders.
Subject to the terms of any of our securities then outstanding (including those imposed under applicable securities laws or stock exchange rules), we may issue additional securities, including class A exchangeable shares, class B shares, class C shares, Senior Preferred Shares, Junior Preferred Shares, options, rights and warrants for any purpose and for such consideration and on such terms and conditions as our board may determine. Subject to the terms of any of our securities then outstanding, our board will be able to determine the class, designations, preferences, rights, powers and duties of any additional securities, including any rights to share in our profits, losses and dividends, any rights to receive our company’s assets upon our dissolution or liquidation and any redemption, conversion and exchange rights. Subject to the terms of any of our securities then outstanding, our board may use such authority to issue such additional securities, which would dilute holders of such securities, or to issue securities with rights and privileges that are more favorable than those of our class A exchangeable shares.
Similarly, subject to the terms of any preferred shares of Brookfield Asset Management (including those imposed under applicable securities laws or stock exchange rules) then outstanding, Brookfield Asset Management may issue additional securities, including shares, preferred shares, options, rights, warrants and appreciation rights relating to Brookfield Asset Management’s securities for any purpose and for such consideration and on such terms and conditions as the board of Brookfield Asset Management may determine. Subject to the terms of any of Brookfield Asset Management’s securities then outstanding, the board of Brookfield Asset Management will be able to determine the class, designations, preferences, rights, powers and duties of any additional securities, including any rights to share in Brookfield Asset Management’s profits, losses and dividends, any rights to receive Brookfield Asset Management’s assets upon its dissolution or liquidation and any redemption, conversion and exchange rights. Subject to the terms of any of the Brookfield Asset Management securities then outstanding, the board of Brookfield Asset Management may use such authority to issue such additional securities, which would dilute holders of such securities, or to issue securities with rights and privileges that are more favorable than those of the Brookfield Class A Shares.
The sale or issuance of a substantial number of our class A exchangeable shares, the Brookfield Class A Shares or other securities of our company or Brookfield Asset Management in the public markets, or the perception that such sales or issuances could occur, could depress the market price of our class A exchangeable shares and impair our ability to raise capital through the sale of additional class A exchangeable shares. We cannot predict the effect that future sales or issuances of our class A exchangeable shares, Brookfield Class A Shares or equity securities would have on the market price of our class A exchangeable shares. Subject to the terms of any of our securities then outstanding, holders of class A exchangeable shares will not have any pre-emptive right or any right to consent to or otherwise approve the issuance of any securities or the terms on which any such securities may be issued.

Our company cannot assure you that it will be able to pay distributions equal to the levels currently paid by Brookfield Asset Management and holders of class A exchangeable shares may not receive distributions equal to the dividends paid on the Brookfield Class A Shares and, accordingly, may not receive the intended economic equivalence of those securities.
The class A exchangeable shares are intended to provide an economic return per class A exchangeable share equivalent to one Brookfield Class A Share (subject to adjustment to reflect certain capital events) and it is expected that distributions on our class A exchangeable shares will continue to be paid at the same time and in the same amount as dividends on the Brookfield Class A Shares. However, distributions are at the discretion of our board of directors and unforeseen circumstances (including legal prohibitions) may prevent the same distributions from being paid on each security. The payment of any return of capital distributions subject to shareholder approval, which we intend to seek annually but which may not be obtained. In addition, the amount of any return of capital distributions on our class A exchangeable shares approved by shareholders could be less than the amount of the dividends declared by Brookfield Asset Management on the Brookfield Class A Shares in respect of some quarters, including as a result of dividend increases made by Brookfield Asset Management in between our annual shareholder meetings. Accordingly, there can be no assurance that holders of class A exchangeable shares will receive all distributions as a return of capital distribution or that distributions on the class A exchangeable shares will be paid at the same time and in the same amount as dividends on the Brookfield Class A Shares, which may impact the market price of the class A exchangeable shares. Distributions on our class A exchangeable shares may not equal the levels currently paid by Brookfield Asset Management for various reasons, including, but not limited to, the following:
•our company may not have enough unrestricted funds to pay such distributions due to changes in our company’s cash requirements, capital spending plans, cash flow or financial position and may not have availability under the Equity Commitment, credit facility or other sources of funds;
•decisions on whether, when and in which amounts to make any future distributions will be dependent on then-existing conditions, including our company’s financial conditions, earnings, legal requirements, including limitations under Bermuda law, restrictions on our company’s borrowing agreements that limit our ability to pay distributions and other factors we deem relevant; and
•our company may desire to retain cash to improve our credit profile or for other reasons.
Non-U.S. shareholders are subject to foreign currency risk associated with our company’s distributions.
A significant number of our shareholders reside in countries where the U.S. dollar is not the functional currency. Our distributions are denominated in U.S. dollars but are settled in the local currency of the shareholder receiving the distribution. For each non-U.S. shareholder, the value received in the local currency from the distribution will be determined based on the exchange rate between the U.S. dollar and the applicable local currency at the time of payment. As such, if the U.S. dollar depreciates significantly against the local currency of the non-U.S. shareholder, the value received by such shareholder in its local currency will be adversely affected.
Bermuda law differs from the laws in effect in Canada and may afford protection to shareholders that differs from the protection offered under Canadian law.
As a Bermuda company, we are governed by the Bermuda Act. Bermuda corporate law differs in some material respects from laws generally applicable to Canadian corporations, including the provisions relating to interested directors, mergers and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. Under Bermuda law, the duties of directors and officers of a company are generally owed to the company only. Officers of a Bermuda company must, in exercising their powers and performing their duties, act honestly and in good faith with a view to the best interests of the company and must exercise the care and skill that a reasonably prudent person would exercise in comparable circumstances. Shareholders of Bermuda companies do not generally have rights to take action against directors or officers of the company and may only do so in limited circumstances. See Item 10.B “Memorandum and Articles of Association – Comparison of the Rights of Holders of Class A Exchangeable Shares and Brookfield Class A Shares”.

Our bye-laws designate specific courts in Bermuda as the exclusive forum for certain litigation that may be initiated by our shareholders, which could limit our shareholders’ ability to obtain a desired judicial forum for disputes with us.
Pursuant to our bye-laws, unless we consent in writing to the selection of an alternative forum (and our company will always provide such consent with respect to the Superior Court of Justice of the Province of Ontario, Canada and appellate Courts thereof), the Supreme Court of Bermuda shall, to the fullest extent permitted by law, be the sole and exclusive forum for any dispute that arises concerning the Bermuda Act or out of or in connection with our bye-laws, including any question regarding the existence and scope of our bye-laws and/or whether there has been any breach of the Bermuda Act or our bye-laws by an officer or director (whether or not such a claim is brought in the name of a shareholder or in the name of our company, which we refer to as the Bermuda Forum Provision.) The Bermuda Forum Provision will not apply to any causes of action arising under the U.S. Securities Act or the Exchange Act. In addition, our bye-laws further provide that unless we consent in writing to the selection of an alternative forum, the federal courts of the United States shall be the sole and exclusive forum for resolving any complaint filed in the United States asserting a cause of action arising under the U.S. Securities Act, which we refer to as the U.S. Federal Forum Provision. In addition, our bye-laws provide that any person or entity purchasing or otherwise acquiring any interest in our class A exchangeable shares is deemed to have notice of and consented to the Bermuda Forum Provision and the U.S. Federal Forum Provision; provided, however, that shareholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder.
The Bermuda Forum Provision and the U.S. Federal Forum Provision in our bye-laws may impose additional litigation costs on shareholders in pursuing any such claims. Additionally, the forum selection clauses in our bye-laws may limit our shareholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit our shareholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the U.S. Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts, including courts in Bermuda and other courts within the U.S. and Canada, will enforce our U.S. Federal Forum Provision. If the U.S. Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The U.S. Federal Forum Provision may also impose additional litigation costs on shareholders who assert that the provision is not enforceable or invalid. The Supreme Court of Bermuda and the federal courts in the United States may also reach different judgments or results than would other courts, including courts where a shareholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our shareholders.
Risks Relating to our Company
Our company has limited operating history and the historical financial information included herein therefore does not reflect the financial condition or operating results we would have achieved during the periods presented, and therefore may not be a reliable indicator of our future financial performance.
Our company was formed on December 10, 2020. Although certain of our assets and operating subsidiaries were under Brookfield Asset Management’s control prior to the formation of our company, their combined results as reflected in the historical financial statements included in this Form 20-F may not be indicative of our future financial condition or operating results. Our business is presently conducted through our subsidiaries under two operating segments, which we refer to as our reinsurance business and our PRT business. Going forward, we plan to grow both of these businesses; however, there is no guarantee that we will be successful in doing so. Our PRT business wrote its first group annuity policy in 2017 and our reinsurance business entered into its first reinsurance contracts in 2021. Our company’s prospects must be considered in light of the risks and uncertainties encountered by an early-stage company, and in evolving reinsurance and insurance markets. Some of these risks related to our potential inability to effectively manage our business and operations, recruit and retain key personnel, contain costs as we expand the scale of our business, navigate a complex regulatory environment, manage growth in personnel and operations, develop new products that complement our existing business and successfully address the other risks we face, as described throughout this Form 20-F.

We may be unable to identify opportunities for future growth or we may be unable to complete transactions as planned or realize the anticipated benefits of our acquisitions or other investments.
The growth of our business depends on our ability to identify and complete future transactions, including future PRT arrangements and reinsurance contracts as well as other acquisitions or investments. These transactions may be subject to a number of closing conditions, including, as applicable, regulatory approvals (including from insurance and competition authorities) and other third-party consents and approvals that are beyond our company’s control and may not be satisfied. Consents and approvals may not be obtained, may be obtained subject to conditions which adversely affect anticipated returns, and/or may be delayed or ultimately preclude the completion of reinsurance arrangements, acquisitions, dispositions, and other transactions. Government policies and attitudes with respect to foreign investment may change, which may make it more difficult for our company to complete acquisitions, dispositions, and other transactions in certain jurisdictions. Furthermore, in certain circumstances interested stakeholders could take legal steps to prevent transactions from being completed. If all or some of our company’s future PRT arrangements or reinsurance contracts, acquisitions, investments or other transactions are unable to be completed on the terms agreed, our company may need to modify or delay or, in some cases, terminate these transactions altogether, the market value of our company’s respective securities may significantly decline, and our company may not be able to achieve the expected benefits of the transactions. In addition, even if we are able to close our contracts, acquisitions and other investments, we may not realize the anticipated benefits of such transactions.
Although we expect to leverage Brookfield’s long-standing strategic relationships with global insurers and reinsurers in identifying potential new business opportunities, Brookfield has no obligation to source acquisition or other business opportunities for our company and may compete with us for certain investment opportunities, which may impact our ability to identify opportunities for growth.
The completion of growth initiatives, including executing future reinsurance arrangements and acquiring interests in existing reinsurance or insurance platforms, would significantly increase the scale and scope of our operations, which we may have difficulty managing, and which may involve risks to our business.
A key part of our growth strategy will involve executing new PRT arrangements and reinsurance contracts and may also include the acquisition of, or material investments in, existing reinsurance and insurance platforms. Such initiatives, if successful, would significantly increase the scale, scope and diversity of our business. While we have successfully executed transactions in the past to facilitate our growth to date, competition exists in the market for profitable reinsurance and PRT arrangements and businesses and we may not be successful in identifying and executing on future opportunities.
Future growth will likely involve some or all of the following risks, which could materially and adversely affect our business, financial condition or results of operations: the difficulty of integrating the acquired operations and personnel into our current operations; potential disruption of our current operations; diversion of resources; the difficulty of managing the growth of a larger organization; the risk of entering markets in which we have little experience; the risk of becoming involved in labor, commercial or regulatory disputes or litigation related to the new enterprise; risk of other liabilities associated with the acquired business; and the risk of a change of control resulting from an acquisition triggering rights of third parties or government agencies under contracts with, or authorizations held by the business being acquired. While we intend to conduct extensive due diligence investigations into portfolios and businesses being acquired, it is possible that due diligence may fail to uncover all material risks, or to identify a change of control trigger in a material contract or authorization, or that a contractual counterparty or government agency may take a different view on the interpretation of such a provision to that taken by us, thereby resulting in a dispute.
Our company’s material assets consist predominantly of interests in our operating subsidiaries.
We depend in part on distributions and other payments from our operating subsidiaries to provide us with the funds necessary to meet our financial obligations. Our operating subsidiaries are legally distinct from our company and some of them are or may become restricted in their ability to pay distributions or otherwise make funds available to our company pursuant to local law, regulatory requirements and their contractual agreements, including agreements governing their financing arrangements. Our operating businesses will generally be required to satisfy their own working capital requirements and service any debt obligations before making distributions to our company. In the event that payments from our operating subsidiaries are insufficient to meet our financial obligations, we will be required to rely on our third party credit facilities as well as support provided by Brookfield Asset Management pursuant to the Support Agreement, Brookfield Credit Agreement and Equity Commitment in order to satisfy such obligations.

Our company is a “SEC foreign issuer” under Canadian securities regulations and a “foreign private issuer” under U.S. securities law. Therefore, we are exempt from certain requirements of Canadian securities laws and from requirements applicable to U.S. domestic registrants listed on the NYSE.
Although our company is a reporting issuer in Canada, we are a “SEC foreign issuer” and exempt from certain Canadian securities laws relating to disclosure obligations and proxy solicitation, subject to certain conditions. Therefore, there may be less publicly available information in Canada about our company than would be available if we were a typical Canadian reporting issuer.
Although our company is subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required of foreign private issuers under the Exchange Act is different from periodic disclosure required of U.S. domestic registrants. Therefore, there may be less publicly available information about our company than is regularly published by or about other companies in the United States. Our company is exempt from certain other sections of the Exchange Act to which U.S. domestic issuers are subject, including the requirement to provide our shareholders with information statements or proxy statements that comply with the Exchange Act. In addition, insiders and large shareholders of our company are not obligated to file reports under Section 16 of the Exchange Act, and are permitted to follow certain home country corporate governance practices instead of those otherwise required under the NYSE Listed Company Manual for domestic issuers. Our company currently follows the same corporate practices as would be applicable to U.S. domestic companies under the U.S. federal securities laws and NYSE corporate governance standards. However, we may in the future elect to follow our home country law for certain of our other corporate governance practices, as permitted by the rules of the NYSE, in which case our shareholders would not be afforded the same protection as provided under NYSE corporate governance standards to U.S. domestic registrants. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. domestic company listed on the NYSE may provide less protection than is accorded to investors of U.S. domestic issuers.
We are subject to the risk of possibly becoming an investment company under U.S. federal securities law.
In the United States, the Investment Company Act regulates certain companies that invest in or trade securities. We rely on an exemption under the Investment Company Act for an entity organized and regulated as a foreign insurance company which is engaged primarily and predominantly in the reinsurance of risks on insurance agreements. The law in this area is subjective and there is a lack of guidance as to the meaning of “primarily and predominantly” under the relevant exemption to the Investment Company Act. For example, there is no standard for the amount of premiums that need to be written relative to the level of an entity’s capital in order to qualify for the exemption. If this exemption were deemed inapplicable, we may, subject to the availability of other exemptions, have to seek to register under the Investment Company Act as an investment company which would require an order from the SEC. Our inability to obtain such an order could have a significant adverse impact on our business.
Assuming that we were permitted to register as an investment company, registered investment companies are subject to extensive, restrictive and potentially adverse regulation relating to, among other things, operating methods, management, capital structure, leverage, dividends and transactions with affiliates. Registered investment companies are not permitted to operate their business in the manner in which we operate our business as it is currently conducted, nor are registered investment companies permitted to have many of the relationships that we have with our affiliated companies.
If at any time it were established that we had been operating as an investment company in violation of the registration requirements of the Investment Company Act, there would be a risk, among other material adverse consequences, that we could become subject to monetary penalties or injunctive relief, or both, or that we would be unable to enforce contracts with third parties or that third parties could seek to obtain rescission of transactions with us undertaken during the period in which it was established that we were an unregistered investment company.
To the extent that the laws and regulations change in the future so that contracts we write are deemed not to be reinsurance contracts, we will be at greater risk of not qualifying for the Investment Company Act exemption. Additionally, it is possible that our classifications as an investment company would result in the suspension or revocation of our reinsurance license.

Our failure to maintain effective internal controls could have a material adverse effect on our business in the future and the price of our exchangeable shares.
As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and stock exchange rules promulgated in response to the Sarbanes-Oxley Act. All of our current operating subsidiaries are, and potential future acquisitions will be, private companies and their systems of internal controls over financial reporting may be less developed as compared to public company requirements. Any failure to maintain adequate internal controls over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause material weaknesses or significant deficiencies in our internal controls over financial reporting and could result in errors or misstatements in our consolidated financial statements that could be material. If we or our independent registered public accounting firm were to conclude that our internal controls over financial reporting were not effective, investors could lose confidence in our reported financial information and the price of our class A exchangeable shares could decline. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our business, our ability to access capital markets and investors’ perception of us. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate.
Changes in IFRS accounting standards applicable to us will require a change in the way in which our future results will be determined and/or a retrospective adjustment of reported results.
Our accounts are prepared in accordance with current IFRS applicable to the insurance industry. The IASB introduced a framework that it described as Phase I which, under its standard IFRS 4, permitted insurers to continue to use the statutory basis of accounting for insurance assets and liabilities that existed in their jurisdictions prior to January 2005. In May 2017, the IASB published its replacement standard on insurance accounting (IFRS 17, “Insurance Contracts”), which will have the effect of introducing fundamental changes to the statutory reporting of insurance entities that prepare accounts according to IFRS from 2021. In June 2019, the IASB published an exposure draft proposing a number of targeted amendments to this new standard including the deferral of the effective date by one year from 2021 to 2022. As a result of comments on this exposure draft, the IASB redeliberated on a number of areas of IFRS 17, and on March 17, 2020, the IASB tentatively decided that the effective date of IFRS 17 will be deferred to annual reporting periods beginning on or after January 1, 2023. We are reviewing the complex requirements of this standard and considering its potential impact, which may include impacts to our risk-based capital requirements. The effect of changes required to our accounting policies as a result of implementing the new standard is currently uncertain, but these changes can be expected to, amongst other things, alter the timing of IFRS profit recognition.
Canadian and U.S. investors in our class A exchangeable shares may find it difficult or impossible to enforce service of process and enforcement of judgments against our company, our board and our executive officers.
We are established under the laws of Bermuda, and a number of our subsidiaries are organized in jurisdictions outside of Canada and the United States. In addition, one of our executive officers is located outside of Canada and the United States. Further, certain of our assets are, and the assets of our directors and officers may be, located outside of Canada and the United States. It may not be possible for investors to effect service of process within Canada and the United States upon our directors and officers. It may also not be possible to enforce against us, the experts identified in this Form 20-F, or our directors and officers, judgments obtained in Canadian courts or U.S. courts predicated upon the civil liability provisions of applicable securities law in the United States.

Risks Relating to Our Operating Subsidiaries and Industry
Our company makes assumptions and estimates when assessing reinsurance and insurance risks, and significant deviations, particularly with regards to longevity, could adversely affect our business, financial condition, results of operations, liquidity and cash flows.
Our company makes and relies on certain assumptions and estimates in order to make decisions regarding pricing, target returns, reserve levels and other factors affecting our business operations. Our underwriting results depend upon the extent to which our actual claims experience and benefit payments on our reinsurance contracts are consistent with the assumptions we use in setting prices and establishing liabilities for such contracts. Such amounts are established based on actuarial estimates of how much we will need to pay for future benefits and claims based on data and models that include many assumptions and projections, which are inherently uncertain and involve significant judgment, including assumptions as to the levels and/or timing of receipt or payment of premiums, benefits, claims, expenses, interest credits and investment results (including equity and other market returns). If our assumptions and estimates differ significantly from the actual outcomes and results, our business, financial condition, results of operations, liquidity and cash flows may be materially and adversely affected.
If we fail to assess accurately the risks we underwrite or fail to comply with our internal guidelines on underwriting, or if events or circumstances cause our underwriters’ risk assessment to be incorrect, our premiums may prove to be inadequate to cover future benefit payments on our reinsurance contracts based on our actual claims experience. In particular, our company’s PRT and annuity-based products expose our company to longevity risks. Longevity risk is the risk that the length of time we pay pension or annuity benefits may exceed that which we assumed in pricing our reinsurance contracts. The assessment of longevity risks is a key determinant of the pricing of a reinsurance treaty. Longevity products, including PRT and other annuity-based products, may experience adverse impacts due to higher-than-expected mortality improvement. In addition, there may be instances in which the proportion of policyholders who are married is higher than predicted. Longevity experience which is less favorable than the rates that we used in pricing a reinsurance agreement may cause our net income to be less than otherwise expected because the premiums we receive for the risks we assume may not be sufficient to cover the claims and profit margin.
We regularly review our reserves and associated assumptions as part of our ongoing assessment of our business performance and risks. If we conclude that our reserves are insufficient to cover actual or expected policy and contract benefits and claim payments as a result of changes in experience, assumptions or otherwise, we may update the assumptions used to calculate reserves for in-force business, which could result in additional assets needed to meet the higher expected annuity claims or earlier expected life claims. An increase in reserves due to revised assumptions would have an immediate impact on our results of operations and financial condition; however, economically the impact is generally long term as the excess outflow is paid over time.
We use a variety of strategies to manage longevity risks, including the use of reinsurance and derivative instruments. These strategies, however, may not be fully effective and may lead to payments to counterparties in excess of recoveries depending on how actual longevity experience emerges. Moreover, advances in technology, including predictive medical technology that enables consumers to select products better matched to their individual longevity risk profile and other medical breakthroughs that extend lives, could cause our future experience to deviate significantly from our actuarial assumptions, which could adversely impact the level of reserves and profitability.
Our company often relies on the policies, procedures and expertise of the ceding companies making the original underwriting decisions. Similar to the practice of other insurers, our company does not separately evaluate each of the individual risks assumed under reinsurance treaties or each claim incurred. Accordingly, our company is dependent on the information provided by the ceding companies (or their third-party administrators), and there can be no assurance that such ceding companies have adequately evaluated the risks to be reinsured. We may rely on the ceding companies to whom we provide reinsurance, or any third-party administrators with whom they contract, to provide policy administration and policyholder services and to provide timely and accurate financial and operating information to us. We cannot assure you that erroneous information we receive will be identified and resolved such that the information is included without error, which may impact our business and servicing quality and could have a material adverse effect on our business, financial condition and results of operations.

Our growth strategy includes our ability to contract with other insurance and reinsurance companies, often on large, complex transactions, and our ability to consummate these transactions on terms acceptable to us is uncertain. Even if we execute transactions on terms acceptable to us, the ability to realize the anticipated financial benefits from such transactions is uncertain.
We routinely review potential PRT arrangements and reinsurance transactions to grow our business, some of which may be material. There can be no assurance that any discussions will lead to definitive agreements or, if such agreements are reached, that any transactions will be consummated. Even if we identify suitable opportunities on terms acceptable to us, we may be unable to consummate these transactions due to required regulatory approvals or other reasons, many of which are outside of our control. If we are unable to consummate suitable PRT, reinsurance or similar transactions on terms acceptable to us, our business, financial condition, results of operations and future growth may be materially and adversely affected.
There is increasing competition in the reinsurance market, which may make it more difficult to identify transactions with terms that are acceptable to us based on our objectives and analyses.
The NAIC is considering insurance business transfer laws that permit insurers to transfer blocks of business to other insurers by operation of law. Such transfers could become a viable alternative structure to traditional block reinsurance transactions we intend to target and consequently may materially and adversely affect our ability to identify and enter into new block reinsurance transactions.
When we enter into a PRT arrangement or reinsurance contract, the transaction may not achieve the results we expected at the time we entered into the agreement. The terms we negotiate will be determined based on qualitative and quantitative factors, including our estimates and assumptions at such time. Actual results may materially differ from those estimates and assumptions due to various factors including, but not limited to, macroeconomic, asset or investment performance, business growth, demographic, policyholder behavior, regulatory and political conditions. In addition, we face risks associated with managing reinsured policies, such as maintaining adequate personnel and operational systems to manage such liabilities. A change in the operating systems we use to manage our liabilities, and/or the personnel responsible for overseeing such systems and administering the related policies, could disrupt our ability to adequately monitor and report our liabilities and administer these policies. As a result of such disruption, we may experience customer or counterparty complaints, regulatory intervention, or other adverse effects. As a result of the foregoing, we may realize materially less than the anticipated financial benefits from reinsurance transactions, or our reinsurance transactions may be unprofitable or result in losses.
We will require significant capital in order to continue to fund the growth of our business.
We may need to raise additional funds to continue to fund the growth of our business. With respect to future reinsurance transactions, there can be no assurance that we will have sufficient capital available, or to the extent we do have sufficient capital, that it will be available in the necessary entities, to continue growing this part of our business. In order to enter into reinsurance arrangements through our licensed operating subsidiaries, we need sufficient capital to be held by these entities. Our ability to move capital to these entities without adverse consequence may be limited by regulatory restrictions on dividends from our other subsidiaries, restrictions on intercompany transactions more generally, tax consequences or other considerations.
Brookfield Asset Management has provided our company with the Equity Commitment in the amount of $2 billion to fund future growth as well as a revolving credit facility in the amount of $400 million for working capital purposes, each of which we may draw on from time to time. Our company has also established credit facilities with third party lenders. To the extent our operations do not generate sufficient operating cash flow to fund working capital, we intend to use the liquidity provided by the Equity Commitment and other available credit facilities (including under the Brookfield Credit Agreement) for working capital purposes and to fund distributions. We may also use the proceeds from the Equity Commitment to fund growth capital investments and acquisitions.

Our reinsurance arrangement with AEILIC accounts for a substantial portion of our business.
In connection with our strategic arrangement with AEL Holdings, we have agreed to reinsure up to approximately $10 billion of annuity products issued by AEILIC, a subsidiary of AEL Holdings. Under the agreement, we have reinsured a block of approximately $4 billion of in-force policies, and have agreed to reinsure up to an additional approximately $6 billion of AEL Holding’s “IncomeShield” or other mutually agreed liabilities issued by AEILIC on a flow basis. As of December 31, 2021, we have reinsured approximately $400 million of liabilities on a flow basis. In the event that AEILIC fails to underwrite the incremental business for us to reinsure, our expectations regarding future cash flows, operating results, financial condition and growth strategy would be materially and adversely affected.
We hold a significant equity interest in AEL Holdings, the value of which could decline due to factors outside of our control, and we are subject to restrictions on transfer of such AEL Holdings common shares under the terms of the AEL Investment Agreement.
Our company currently holds approximately 16% of the issued and outstanding common shares of AEL Holdings. The value of our equity investment in AEL Holdings is subject to all of the risks relating to ownership of equity in AEL Holdings as described in its public disclosure filings, as well as risks relating to the investment in equity securities generally such as market volatility and market disruption, changes in interest and currency exchange rates, equity prices and other economic and business factors beyond our control. Subject to certain limited exceptions, under the terms of the AEL Investment, we will not be permitted to transfer the (i) 9,106,042 of the AEL Holdings shares we own until November 30, 2022; and (ii) 6,775,000 of the AEL Holdings shares we own until January 7, 2024. In addition, until November 30, 2025, we are subject to customary standstill obligations that restrict us from, among other things, purchasing additional AEL Holdings common shares, selling our AEL Holdings common shares to activists or competitors and taking or supporting certain shareholder actions, subject to certain limited exceptions. As a result of the foregoing restrictions, we may not be permitted to transfer our AEL Holdings common shares and any decline in the value of our AEL Holdings common shares could result in returns that are lower than anticipated or even in the investment being lost completely.
A rating downgrade or the absence of a rating of any of our operating subsidiaries could adversely affect our existing business and our ability to compete for further business.
Financial strength ratings are an important competitive factor in the insurance and reinsurance industries. Ratings organizations periodically review the financial performance and condition of insurers and reinsurers. Ratings are based on a company’s ability to pay its obligations and are not directed toward the protection of investors. Ratings organizations assign ratings based upon several factors, including historical experience, and while most of these factors relate to the underlying company, some of the factors relate to general economic conditions and circumstances outside the company’s control. Ratings are subject to revision or withdrawal at any time by the assigning ratings organization. Financial strength ratings are directed toward policyholders and not holders of securities, and are not a recommendation to buy, sell or hold securities, and each rating should be evaluated independently of any other rating. There can be no assurance that the financial strength rating assigned to any of our operating subsidiaries will remain in effect for any given period of time or that the rating will not be lowered, withdrawn or revised by the rating agency at any time.
Any downgrade in the financial strength rating of any of our operating subsidiaries could adversely affect our company’s ability to sell products, retain existing business and compete for attractive acquisition opportunities and could result in our company being removed from the approved lists of some customers and may adversely affect the ability of our company to write business to such customers. Some of the reinsurance treaties our company may enter into permit customers to reassume all or a portion of the risk formerly ceded to us due to, among other things, changes in the financial condition or ratings of our operating subsidiaries. Accordingly, we may suffer a loss of business as a result.
In addition, a significant downgrade in a rating of any of our operating subsidiaries or outlook of our operating subsidiaries, among other factors, could adversely affect our ability to raise and then contribute capital to our subsidiaries for the purpose of facilitating or supporting their business or any reinsurance opportunities that may arise and may also increase our cost of capital. Accordingly, a ratings downgrade of any of our operating subsidiaries could adversely affect our ability to conduct business.
There is no assurance that our operating subsidiaries will be able to maintain or obtain a rating.

No assurance can be provided that any action taken by a rating agency would not result in a material adverse effect on the business of our company and/or the results of operations, financial condition, liquidity or prospects of our company.
If market conditions cause reinsurance to be more costly or unavailable, we may be required to bear increased risks or reduce the level of our underwriting commitments.
As part of our overall risk and capacity management strategy, we may choose to purchase reinsurance for certain amounts of risk underwritten within our PRT business. We may also look to retrocede certain amounts of risk we assume under our reinsurance agreements. Market conditions beyond our control determine the availability and cost of the reinsurance protection we seek to purchase, which may affect the level of our business and profitability. The premium rates and other fees that we charge are based, in part, on the assumption that reinsurance will be available at a certain cost. Accordingly, we may be forced to incur additional expenses for reinsurance, which could adversely affect our ability to write future business. In addition, we may be unable to obtain reinsurance on terms acceptable to us relating to certain lines of business that we intend to begin underwriting.
If the counterparties to our reinsurance arrangements or to the derivatives we use to hedge our business risks default or fail to perform, we may be exposed to risks we had sought to mitigate, which could materially and adversely affect our financial condition and results of operations.
We use reinsurance and derivatives to mitigate our risks in various circumstances. In general, reinsurance and derivatives do not relieve us of our direct liabilities. Accordingly, we bear credit risk with respect to our counterparties. A counterparty’s insolvency, inability or unwillingness to make payments under the terms of reinsurance agreements, indemnity agreements or derivatives agreements with us or inability or unwillingness to return collateral could have a material adverse effect on our financial condition and results of operations. While we may manage these risks through transaction-related diligence, contract terms, collateral requirements, hedging, and other oversight mechanisms, our efforts may not be successful.
In addition, we use derivatives to hedge various business risks. We enter into a variety of derivatives, including options, forwards, interest rate, credit default and currency swaps with a number of counterparties on a bilateral basis for uncleared OTC derivatives and with clearing brokers and central clearinghouses for OTC-cleared derivatives (OTC derivatives that are cleared and settled through central clearing counterparties). If our counterparties, clearing brokers or central clearinghouses fail or refuse to honor their obligations under these derivatives, our hedges of the related risk will be ineffective. Such failure could have a material adverse effect on our financial condition and results of operations. We seek to reduce the risks associated with such derivative transactions by entering into such agreements with large, well-established financial institutions. However, there can be no assurance that we will not suffer losses in the event of a derivative counterparty fails to perform or fulfill its obligations.
The reinsurance and insurance industries are highly competitive; competitive pressures may result in fewer reinsurance contracts underwritten, lower premium rates, increased expense for customer acquisition and retention and less favorable policy terms and conditions.
We operate in highly competitive markets. Customers may evaluate us and our competitors on a number of factors, including capital and perceived financial strength, underwriting capacity, expertise, innovation, local presence, reputation, experience and qualifications of employees, client relationships, geographic scope of business, products and services offered (including ease of doing business over the electronic placement platforms), premiums charged, ratings assigned by independent rating agencies, contract terms and conditions and the speed of claims payment.

We directly compete with a number of well-established players and new entrants in the industries, including reinsurance and insurance companies, financial institutions, and traditional and alternative asset managers. Our competitors vary by offered product line and covered territory. Our competition primarily includes other reinsurance and insurance companies, larger-scale pension plans and asset management firms that provide long duration capital. There are currently six large-scale national institutions who we consider competitors of our PRT business in Canada, and there is the potential for the entry of global insurers into the Canadian market. These competitors primarily include annuity reinsurance and insurance companies and diversified financial institutions. Some of these competitors have greater financial resources, have established long term and continuing business relationships throughout the industry, have greater market share, assume a greater level of risk while maintaining financial strength ratings, or have higher financial strength, claims-paying or credit ratings than we do, each of which can be a significant competitive advantage. In addition, the lack of strong barriers to entry into the reinsurance business and the entry of alternative capital markets products and vehicles provide additional sources of reinsurance and insurance capacity and increased competition.
There is increased competition with respect to service quality and ease of use of new business paperwork and processing and ongoing administration services. Poor service quality, including by any third-party administrators, may impact our reputation and relationships and consequently our persistency and renewals.
We compete with new companies that enter the reinsurance and insurance markets, particularly companies with new or “disruptive” technologies or business models. Certain technology companies and other third parties have created, and may in the future create, technology-enabled business models, processes or platforms that may adversely impact our competitive position. New services and technologies can affect the demand for insurance and reinsurance products and services, the premiums payable, the profitability of such products and services and the risks associated with underwriting certain lines of business. In addition, certain capital markets participants have created alternative products that are intended to compete with reinsurance products. Recently, the insurance industry has faced increased competition from new underwriting capacity, such as the investment of significant amounts of capital by pension funds, mutual funds, hedge funds and other sources of alternative capital primarily into the natural catastrophe reinsurance and insurance businesses. The failure of our company to assess new services and technologies that may be applicable or disruptive to the reinsurance and insurance industries may have an adverse effect on our business, financial condition and results of operations.
The nature of the competition we face may be affected by disruption and deterioration in global financial markets and economic downturns, including as a result of the effects of COVID-19, as well as by governmental responses thereto. For example, (i) government intervention might result in capital or other support for our competitors, (ii) governments may provide reinsurance and insurance capacity in markets and to consumers that we target or (iii) governments may take actions to reduce interest rates, impacting the value of and returns on fixed income investments. In addition, since numerous aspects of our business are subject to regulation, legislative and other changes affecting the regulatory environment for our business may have, over time, the effect of supporting or burdening some aspects of the financial services industry. This can affect our competitive position within the annuities industry, and within the broader financial services industry.
Because of the highly competitive nature of the insurance industry, there can be no assurance that we will maintain or grow our market share, continue to identify attractive opportunities in either our individual or institutional channels, or that competitive pressure will not have a material adverse effect on our business, results of operations and financial condition.
Consolidation in the reinsurance and insurance industry could adversely impact us.
Participants in the reinsurance and insurance industry, including our competitors, customers and reinsurance and insurance brokers, have been consolidating. There has been a large amount of merger and acquisition activity in the reinsurance and insurance sector in recent years which may continue. We may experience increased competition as a result of that consolidation, with larger entities having enhanced market power. Increased competition could result in fewer submissions, lower premium rates, less favorable policy terms and conditions and greater costs of customer acquisition and retention.

Should the market continue to consolidate, competitors may try to use their enhanced market power to obtain a larger market share through increased line sizes or through price competition. If competitive pressures reduce our prices, this could in turn lead to reduced premiums and a reduction in expected earnings. As the insurance industry consolidates, competition for customers will become more intense and the importance of sourcing and properly servicing each customer will become greater. We could incur greater expenses relating to customer acquisition and retention, further reducing our operating margins. In addition, insurance companies that merge may be able to spread their risks across a larger capital base so that they require less reinsurance. The number of companies offering reinsurance to competitors may decline. Reinsurance intermediaries could also continue to consolidate, potentially adversely impacting our ability to access and write business. We could also experience more robust competition from larger, better capitalized competitors. As a result of the consolidation in the industry, we may experience rate declines and possibly write less business. Any of the foregoing could adversely affect our business, results of operations, growth and prospects.
Our company’s business relies on the use of technology, and as a result, we may be exposed to cybersecurity attacks.
Our company’s business places significant reliance on information and other technology. This technology includes the computer systems used for information, processing, administrative and commercial operations. The information and embedded systems of key business partners and regulatory agencies are also important to our company’s operations. Our company’s business relies on this technology functioning as intended. The computer systems used by our company’s business may be subject to cybersecurity risks or other breaches of information technology security, noting the increasing frequency and severity of these kinds of incidents.
A breach of our company’s data or cybersecurity measures, the failure of any such computerized system or of the operating equipment used by our company’s business for a significant time period could have a material adverse effect on our company’s business prospects, financial condition, results of operations and cash flow and it may not be possible to recover losses suffered from such incidents under our company’s insurance policies. Although our company is continuing to develop defenses to such attacks, our company can provide no assurance that our company will be successful in preventing or ameliorating damage from such an attack on our company and, as the manner in which cyber-attacks are undertaken has become more sophisticated, there is a risk that the occurrence of cyber-attack may remain undetected for an extended period.
Failure to protect the confidentiality of information, including as the result of a cybersecurity attack, could adversely affect our reputation and have a material adverse effect on our business, financial condition and results of operations.
Many jurisdictions in which we operate have enacted laws to safeguard the privacy and security of personal information. Additionally, various government agencies have established rules protecting the privacy and security of such information. These laws and rules vary greatly by jurisdiction. As described above, our company’s business relies on the use of technology, including to store and safeguard personal information of policyholders. Additionally, some of our employees have access to personal information of policyholders. We rely on internal controls to protect the confidentiality of this information. It is possible that our data could be the subject of a cybersecurity attack or an employee could, intentionally or unintentionally, disclose or misappropriate confidential information. If we fail to protect against the risk of a cyber-attack or maintain adequate internal controls, or if our employees fail to comply with our policies, misappropriation or intentional or unintentional appropriate disclosure or misuse of personal information could occur. Such internal control inadequacies or non-compliance could materially damage our reputation or lead to civil, regulatory or criminal penalties, which, in turn, could have a material adverse effect on our business, financial condition and results of operations. In addition, we may analyze customer data to better manage our business.
We intend to incur indebtedness which may result in our company or our operating subsidiaries being subject to certain covenants that restrict our ability to engage in certain types of activities or to make distributions to our shareholders.
Many of our operating subsidiaries have entered or will enter into credit facilities or have incurred or may incur other forms of debt, including the Brookfield Credit Agreement and other third party credit facilities. The Brookfield Credit Agreement provides that the lender is entitled to consent to any decision made by our board to approve any action by our company, that constitutes, or could reasonably be expected to constitute, a material change in the nature of our company’s business, including any material change in the leverage profile of our company or any action that results, or could reasonably be expected to result, in a downgrade to any credit rating held by our company or any of its subsidiaries, as applicable.

Our company’s credit facilities also contain other covenants applicable to the relevant borrower and events of default. Covenants can relate to matters including limitations on financial indebtedness, distributions, acquisitions, or minimum amounts for net worth. If an event of default occurs, or minimum covenant requirements are not satisfied, this can result in a requirement to immediately repay any drawn amounts or the imposition of other restrictions including a prohibition on the payment of distributions to our shareholders.
All of our company’s operating subsidiaries are subject to general economic and political conditions and risks relating to the markets in which our company operates.
The industries in which our company operates are impacted by political and economic conditions, and in particular, adverse events in financial markets, which may have a profound effect on global or local economies. Some key impacts of general financial market turmoil include contraction in credit markets resulting in a widening of credit spreads, devaluations and enhanced volatility in global equity, commodity and foreign exchange markets and a general lack of market liquidity. A slowdown in the financial markets or other key measures of the global economy or the local economies of the regions in which our company operates, including, but not limited to, employment rates, business conditions, inflation, lack of available credit, the state of the financial markets, interest rates and tax rates may adversely affect our company’s growth and profitability.
The demand for services provided by our company’s operating subsidiaries are, in part, dependent upon and correlated to general economic conditions and economic growth of the regions in which our operating subsidiaries conduct business. Poor economic conditions or lower economic growth in a region or regions may, either directly or indirectly, reduce demand for the services provided by our company.
In addition, our company may be affected by political uncertainties in North America and Europe, which may have global repercussions, including in markets where our company currently operates or intends to expand into the future.
All of our company’s operating subsidiaries are subject to changes in government policy and legislation.
Our company’s financial condition and results of operations could also be affected by changes in economic or other government policies or other political or economic developments in each country or region, as well as regulatory changes or administrative practices over which our company has no control such as: the regulatory environment related to our company’s business operations, concession agreements and periodic regulatory resets; interest rates; benchmark interest rate reforms, including the discontinuance of LIBOR; currency fluctuations; exchange controls and restrictions; inflation; tariffs; liquidity of domestic financial and capital markets; policies relating to tax; and other political, social, economic, and environmental developments that may occur in or affect the countries in which our company’s operating subsidiaries are located or conduct business or the countries in which the customers of our company’s operating subsidiaries are located or conduct business or both. For a description of insurance regulations, see “— Our insurance business is highly regulated, and such regulation and any supervisory and enforcement policies, or changes thereto, may materially impact our capitalization or cash flows, reduce our profitability and limit our growth.”
In addition, operating costs can be influenced by a wide range of factors, including the need to comply with the directives of central and local government authorities. It is difficult to predict government policies and what form of laws and regulations will be adopted or how they will be construed by the relevant courts, or the extent to which any changes may adversely affect our company. Any reforms to benchmark interest rates, such as the discontinuance of LIBOR, could create significant risks and challenges for our company and our operating subsidiaries. The discontinuance of, or changes to, benchmark interest rates may require adjustments to agreements to which our company and other market participants are parties, as well as to related systems and processes.

We may require additional capital in the future, which may not be available or may only be available on unfavorable terms, including as a result of increasing barriers to free trade and the free flow of capital and fluctuations in the financial markets.
Our future capital requirements depend on many factors, including regulatory requirements, the nature of any future business we underwrite and the requirement to hold appropriate capital against the liabilities we assume thereunder, the amount of which is determined based on a variety of risks inherent in our transactions including, credit risk, interest rate risk, insurance risk and operational risk, among others. We may need to raise additional funds through financings or curtail our growth and reduce our assets. Any equity or debt financing, if available at all, may be on unfavorable terms. Any disruption in the financial markets may limit our ability to access capital required to operate our business, and we may be forced to delay raising capital or bear a higher cost of capital, which could decrease our profitability and significantly reduce our financial flexibility. For instance, prolonged and severe disruptions in the overall public and private debt and equity markets, such as occurred during 2008, and are occurring in connection with COVID-19 could result in significant realized and unrealized losses. Public and private debt and equity markets may experience disruption in individual market sectors, such as has occurred in the energy sector. If we cannot obtain adequate capital on favorable terms or at all, our business, results of operations and financial condition could be adversely affected.
In addition, recent political initiatives to restrict free trade and close markets, such as Brexit and the renegotiation and/or potential termination of existing bilateral and multilateral trade arrangements, could adversely affect the reinsurance and insurance industry and our business. The reinsurance and insurance industries are disproportionately impacted by restraints on the free flow of capital and risk because the value they provide depends on the ability to globally diversify risk.
Given ongoing global economic uncertainties, evolving market conditions may affect our results of operations, financial position and capital resources. In the event that there is deterioration or volatility in financial markets or general economic conditions, our results of operations, financial position, capital resources and competitive landscape could be materially and adversely affected.
Our company may suffer a significant loss resulting from fraud, bribery, corruption other illegal acts, inadequate or failed internal processes or systems, or from external events.
Our company may suffer a significant loss resulting from fraud, bribery, corruption, other illegal acts by our company’s employees or those of companies providing services to our company, including Brookfield, inadequate or failed internal processes or systems, or from external events, such as security threats affecting our ability to operate. Both Brookfield and our company operate in different markets and rely on our company’s employees to follow our company’s policies and processes as well as applicable laws in their activities. Risk of illegal acts or failed systems is managed through our company’s infrastructure, controls, systems and people, complemented by a focus on enterprise-wide management of specific operational risks such as fraud, bribery and corruption, as well as personnel and systems risks. Specific programs, policies, standards and methodologies have been developed to support the management of these risks. However, these cannot guarantee that such conduct does not occur and if it does, it can result in direct or indirect financial loss, reputational impact or regulatory consequences.
Public health crises, illness, epidemics or pandemics and their related effects may adversely affect our business, operating results and financial condition.
A local, regional, national or international outbreak of a contagious disease, such as COVID-19 which has spread across the globe at a rapid pace impacting global commercial activity and travel, may adversely affect trade and global and local economies, and could negatively impact our company and business.

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. COVID-19 has spread globally, and actions taken in response to COVID-19 by government authorities across various geographies in which our company operates have interrupted business activities and supply chains; disrupted travel; contributed to significant volatility in the financial markets and lower interest rates; impacted social conditions; and adversely impacted local, regional, national and international economic conditions, as well as the labor market. As a result of the rapid spread of COVID-19, many companies and various governments imposed restrictions on business activity and travel which may continue and could expand. To date, there have been restrictions on the conduct of business in many jurisdictions and the global movement of people and certain goods. Responses have included mandatory temporary closure of, or imposed limitations on, the operations of certain non-essential properties and businesses including office properties and retail malls and associated businesses which operate within these properties such as retailers and restaurants. In addition, shelter-in-place mandates and severe travel restrictions have had an adverse impact on consumer spending and demand. Governments and central banks around the world have enacted fiscal and monetary stimulus measures to counteract the effects of the COVID-19 pandemic and various other response measures; however, the overall magnitude and long-term effectiveness of these actions remain uncertain. While the U.S. and certain other jurisdictions recently have reversed or scaled back lockdown orders and seen lower hospitalization and death rates due to COVID-19, the potential for a resurgence of COVID-19 or emergence of other pandemics or other public health crises remain.
Our company has implemented a mitigation strategy and taken other precautions in response to the COVID-19 pandemic that are focused on preserving the health and safety of our employees, as well as maintaining business continuity. While we have implemented preventive measures to address the challenges presented by COVID-19, the emergence of new variants, the availability of vaccines and other factors make it difficult to predict continuing impacts of the pandemic, and such measures may not adequately predict the impact on our business from such events. In addition, as many businesses contemplate return to work, this will present new and continuing challenges on human capital management.
In particular, increased economic uncertainty generated by the outbreak of COVID-19 or similar pandemics or public health crises could have adverse impacts on economic activity that affects demand for annuities. Such events or conditions could have an adverse effect on sales of new policies. Increased unemployment resulting from the economic impacts of the spread of COVID-19 may also result in policyholders seeking sources of liquidity and withdrawing at rates greater than we previously expected. If policyholder lapse and surrender rates significantly exceed our expectations, it could have a material adverse effect on our business, financial condition, results of operations, liquidity and cash flows.
Given the ongoing and dynamic nature of the circumstances surrounding COVID-19 and the emergence of new variants, it is difficult to predict its continued impact, including any responses to it, on the global economy, our company or for how long disruptions are likely to continue. The longer-term impacts of the restrictions will depend on future developments, which are highly uncertain, constantly evolving and difficult to predict. These impacts may differ in magnitude depending on a number of scenarios, which we continue to monitor and take into consideration in our decision-making as we continue to assess medium to long-term impacts. Our company continues to closely monitor developments related to the pandemic in light of the economic environment.
Additional actions may be taken to contain COVID-19 and emerging variants or to address their effects, such as re-imposing previously lifted measures or putting in place additional restrictions. The pace, availability, distribution and acceptance of effective vaccines could also affect the impact of COVID-19. While vaccinations may be more prevalent in certain states in the U.S. and certain other jurisdictions, distribution and acceptance rates vary and efficacy against all variants is uncertain. Such developments, depending on their nature, duration, and intensity, could have a material adverse effect on our financial position, results of operations or cash flows.
In addition, a pandemic affecting our employees or employees of Brookfield Asset Management that provide services to us under the Administration Agreement, the employees of our subsidiaries, reinsurers, if any, or the employees of other companies with which we do business could disrupt our business operations. The effectiveness of external parties, including governmental and non-governmental organizations, in combating the spread and severity of such a pandemic could have a material impact on the adverse effects we experience. These events, which are beyond our control, could cause a material adverse effect on our results of operations in any period and, depending on their severity, could also materially and adversely affect our company’s financial condition.

Turbulence in the financial markets due to the continued impact of COVID-19 may limit our ability to access the credit or equity markets. Moreover, changes in interest rates, reduced liquidity or a continued slowdown in global economic conditions may also adversely affect our business, financial condition, results of operations, liquidity or prospects. If we were to decide in the future to raise capital through equity financings, the interest of our shareholders may be diluted, and the securities we issue may have rights, preferences and privileges that are senior to those of our common shares. Further, extreme market volatility may leave us unable to react to market events in a prudent manner consistent with our historical practices in dealing with more orderly markets.
The global spread of COVID-19, or future public health crises, epidemics or pandemics could materially and adversely affect our results of operations and financial condition due to the disruptions to commerce, reduced economic activity and other unforeseen consequences of a pandemic that are beyond our control.
Our company’s business is at risk of becoming involved in disputes and possible litigation.
Our company’s business is at risk of becoming involved in disputes and possible litigation, the extent of which cannot be ascertained. Any material or costly dispute or litigation could adversely affect the current value or future financial performance of our company. In addition, as a result of the actions of the operating subsidiaries, our company could be subject to various legal proceedings. The final outcome of any proceeding could have a negative impact on the business, financial condition or results of operations of our company during a given quarter or financial year.
Our company may be subject to negative publicity in the reinsurance and insurance industry.
From time to time, the participants in the insurance industry have been subject to investigations, litigation and regulatory scrutiny by various insurance, governmental and enforcement authorities concerning certain industry practices. In particular, financial services companies have been the subject of broad industry inquiries by state regulators and attorneys general that do not appear to be company-specific, such as those concerning business practices upon notification of death. We may receive inquiries and informational requests from insurance regulators and other government agencies in the jurisdictions in which our company operates. In addition, consumer advocacy groups or the media may also focus attention on certain insurance industry practices. We cannot predict the effect that investigations, litigation or regulatory activity or negative publicity from consumers or the media will have on the reinsurance and insurance industry or our company. However, press coverage and other public statements that assert some form of wrongdoing, regardless of the factual basis for the assertions being made, could result in inquiry or investigation by regulators, legislators and/or law enforcement officials or in lawsuits. The involvement of our company in any investigations or litigation would cause our company to incur legal costs and can divert the time and effort of senior management, and if our company was found to have violated any laws, we could be required to pay fines and damages, potentially in material amounts. Our company could also be adversely affected by negative publicity and the implementation of any new industry-wide regulations that may result from such publicly, which could increase the regulatory burdens under which our company operates. Adverse publicity can also have a negative effect on our reputation, the morale and performance of employees, and on business retention, which could adversely affect our results of operations.
Risks Relating to the Acquisition of American National by our Company
Failure to complete the acquisition of American National could negatively impact the future business and financial results of our Company.
The completion of the American National Acquisition is subject to a number of conditions, including, among other things, having obtained certain regulatory approvals or non-disapprovals with respect to relevant U.S. insurance regulators. Although we expect that the American National Acquisition will close in the first half of 2022, there is no guarantee that the American National Acquisition will close on such timeline, or at all. If the acquisition of American National is not completed, the ongoing businesses of our company may be adversely affected and our company will be subject to several risks, including (i) having to pay certain costs relating to the proposed American National Acquisition, such as legal, accounting, financial advisor, filing, printing and mailing fees; and (i) the focus of management teams on the American National Acquisition instead of on pursuing other opportunities that could be beneficial; in each case, without realizing any of the benefits of having the acquisition of American National completed. In addition, if the acquisition of American National is not completed, our company may experience negative reactions from the financial markets and from regulators, rating agencies, prospective customers and counterparties and other insurance industry participants. If the American National Acquisition is not completed, these risks may still materialize and may adversely affect the business, financial results and stock prices of our company.

Following the American National Acquisition, we may not realize the anticipated benefits of the acquisition of American National.
Even if we are successful in closing the American National Acquisition, we may fail to realize some or all of the anticipated benefits of the American National Acquisition including as a result of potential unknown liabilities and expenses within the business that were not identified by us during due diligence, or because of changes in our business or the business or industry of American National since the time we entered into our agreement to acquire American National. Furthermore, following the American National Acquisition, the size and complexity of our business will increase significantly, and we may be exposed to additional risk factors that we are not exposed to through our existing business, including risks relating to American National’s direct U.S. insurance business. Our future success depends, in part, upon our ability to manage our expanded business, and mitigate such risk factors, which may pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity.
Risks Relating to Our Investments
We could suffer losses if our investment strategy is unsuccessful.
The success of our investment strategy is central to the success of our business, and there can be no guarantee that we will be able to achieve any particular return for our investment portfolio in the future. In particular, we structure our investments to take into account and appropriately match our anticipated liabilities under our reinsurance contracts. We have entered into the Investment Management Agreements with Brookfield and, while we will establish the terms of the mandates and establish investment guidelines, Brookfield will generally have discretion over how investments are made and will manage our investments covered by those agreements. Our reliance on Brookfield as an investment manager, including under the Investment Management Agreements, is expected to result in us, among other things, investing in or alongside vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements, which we refer to collectively as Brookfield Accounts) managed by Brookfield and/or related parties, as well as in securities issued by portfolio companies and assets of Brookfield Accounts. In addition, under the Support Agreement our company has agreed that, for so long as the Support Agreement is in place, subject to applicable regulatory approval and to approval by their respective board of directors, our operating businesses are expected to, from time to time, appoint Brookfield as investment manager and will not appoint any other person to provide any investment management services without the prior consent of Brookfield. If our investments underperform or if they are not adequately structured to match our liabilities, we may be forced to liquidate investments prior to maturity at a significant loss or we may be forced to reinvest cash flows from our investments at a potentially lower yield than anticipated. Additionally, a portion of our investment portfolio is considered less liquid and may be more difficult to value. As a result, we may fail to properly value, and may not be able to realize our full carrying value in, such instruments.
The success of any investment activity is affected by general economic conditions. General economic conditions may materially and adversely affect the markets for corporate debt securities and structured securities such as residential or commercial mortgage-backed or other asset backed securities. Unexpected volatility or illiquidity in the markets in which we directly or indirectly hold positions could materially and adversely affect us.
Before making investments, Brookfield will undertake a due diligence process. However, the due diligence investigation may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating the investment opportunity, and, as a result, our results of operations, financial condition and cash flows may be materially and adversely affected.

Changes in interest rates and credit spreads, which are out of our control, can materially and adversely affect our financial condition and results of operations.
In a low interest rate environment, we may be forced to reinvest proceeds from investments that have matured or have been prepaid or sold at lower yields, which will reduce our “net investment spread” or the difference between the amounts that we are required to pay under the contracts in our general account and the rate of return we earn on general account investments intended to support the obligations under such contracts. A decline in market interest rates or credit spreads could have an adverse effect on our investment income as we invest cash in new investments that may earn less than the portfolio’s average yield. Furthermore, a low-interest rate environment with reduced investment market returns could encourage alternative capital providers to enter the insurance market in order to achieve higher returns. This could have the effect of increasing the level of competition in the insurance market and applying pressure on premiums, which could affect the gross written premium that we are able to generate.
Fluctuations in credit spreads can also contribute to the industry’s cyclicality and may materially and adversely affect our investment performance including investment income or cause realized and unrealized losses. We are subject to risks associated with potential declines in credit quality related to specific issuers or specific industries and a general weakening in the economy, which are typically reflected through credit spreads. Our exposure to credit spreads primarily relates to market price volatility and investment risk associated with the fluctuation in credit spreads. Credit spreads increase or decrease in response to the market’s perception of risk and liquidity of a specific issuer or specific sector and are influenced by the credit ratings, and the reliability of those ratings, published by external rating agencies. Widening credit spreads may cause unrealized losses in our investment portfolio and increase losses associated with written credit protection derivatives used in replication transactions. Increases in credit spreads of issuers due to credit deterioration may result in higher levels of impairments. Tightening credit spreads may reduce our investment income and cause an increase in the reported value of certain liabilities that are valued using a discount rate that reflects our own credit spread.
One key factor that contributes to the cyclicality in insurers’ underwriting results are interest rate movements. In a high-interest rate environment, increased investment returns may reduce insurers’ required contribution from underwriting performance to achieve an attractive overall return. This may result in a less-disciplined approach to underwriting in the market generally as some underwriters could be inclined to offer lower premium rates to generate more business. An increase in market interest rates or credit spreads could also have an adverse effect on the value of our investment portfolio by decreasing the fair values of the fixed income securities in our investment portfolio. Further, an increase in market interest rates could reduce the value of certain of our alternative investments held as collateral under reinsurance agreements and require us to provide additional collateral, thereby reducing our available capital and potentially creating a need for additional capital which may not be available to us on favorable terms, or at all.
Our valuation of securities and investments and the determination of the amount of allowances and impairments taken on our investments are subjective and, if changed, could materially and adversely affect our results of operations or financial condition.
During periods of market disruption, including periods of significantly rising or high interest rates, rapidly widening credit spreads or illiquidity, it may be difficult to value certain of our securities, including fixed maturity and equity securities as well as short-term investments that are reported at estimated fair value, if trading becomes less frequent and/or market data becomes less observable. In addition, in times of financial market disruption, the valuation process for certain asset classes that were in active markets with observable valuations may include inputs that are less observable and require more subjectivity and management judgment. Valuations may result in estimated fair values which vary significantly from the amount at which the investments may ultimately be sold. Further, rapidly changing and unprecedented credit and equity market conditions could materially impact the valuation of securities as reported within our consolidated financial statements and the period to period changes in estimated fair value could vary significantly. Decreases in the estimated fair value of securities we hold may have a material adverse effect on our financial condition.
The determination of the amount of allowances and impairments varies by investment-type and is based upon our periodic evaluation and assessment of known and inherent risks associated with the respective asset class. However, historical trends may not be indicative of future impairments or allowances and any such future impairments or allowances could have a materially adverse effect on our earnings and financial position.

We have a risk management framework in place to identify, assess and prioritize risks, including the market and credit risks to which our investments are subject. As part of that framework, we test our investment portfolio based on various market scenarios. Under certain stressed market scenarios, unrealized losses on our investment portfolio could lead to material reductions in its carrying value. Under some extreme scenarios, total shareholders’ equity could be negative for the period of time prior to any potential market recovery.
Our investment portfolio may be subject to concentration risk.
Concentration risk arises from exposure to significant asset defaults of a single issuer, industry or class of securities, based on economic conditions, geography or as a result of adverse regulatory or court decisions. When an investor’s assets are concentrated and that particular asset or class of assets experiences significant defaults, the default of such assets could threaten the investor’s financial condition, results of operations and cash flows.
A number of our company’s assets are illiquid, and our company may be required to dispose of such assets if there is significant amount of unanticipated policyholder withdrawal or lapse activity or to meet our reinsurance or other obligations.
Our company strives to maintain a sufficient level of liquidity to support the risk of withdrawal or lapse activity under reinsurance treaties. However, in order to provide necessary long-term returns and achieve our strategic goals, a portion of our assets are relatively illiquid. Many of our investments are in securities that are not publicly trade or that otherwise lack liquidity, such as our privately placed fixed maturity securities, below investment grade securities, investments in mortgage loans and alternative investments. In addition, our liquid assets may experience reduced liquidity during periods of market volatility or disruption.
If there is a significant amount of unanticipated policyholder withdrawal or lapse activity, our company may be required to dispose of such illiquid assets on unfavorable terms. For example, reinsurance agreements may provide for recapture rights on the part of the ceding company and may require that we hold or provide collateral to support performance of our reinsurance commitments. We may be forced to sell investments as a result of a lapse or surrender of all or some of the policies underlying reinsurance treaties or as a result of the need to hold additional collateral that meets the associated investment guidelines. If we were forced to sell certain of our assets, there can be no assurance that we would be able to sell them for the values at which such assets are recorded and we might be forced to sell them at significantly lower prices. In addition, in many cases we may be prohibited by contract or applicable securities laws from selling such securities for a period of time. When we hold a security or position, it is vulnerable to price and value fluctuations and may experience losses if we are unable to timely sell, hedge or transfer the position. Thus, it may be impossible or costly for us to liquidate positions rapidly in order to meet unexpected withdrawal or recapture obligations. If we are unable to liquidate assets to offset withdrawal or lapse activity, it could have an adverse effect on our financial position and results of operations, as well as our financial ratios, which could affect compliance with our credit instruments and rating agency capital adequacy measures.
Our investments linked to real estate are subject to credit risk, market risk, servicing risk, loss from catastrophic events and other risks, which could diminish the value that we obtain from such investments.
Certain of our investments are linked to real estate, including fixed maturity and equity securities such as commercial mortgage-backed securities (CMBS) and commercial mortgage loans (CML). Defaults by third parties in the payment or performance of their obligations underlying these assets could reduce our investment income and realized investment gains or result in the recognition of investment losses. In addition, changes in laws and other regulatory developments relating to the mortgage loans may impact the investments of our portfolio linked to real estate in the future. Additionally, cash flow variability arising from an unexpected acceleration in the rate of mortgage prepayments can be significant, and could cause a decline in the estimated fair value of certain “interest only” securities.
Control over the underlying assets in all of our real estate-related investments is exercised through servicers that we do not control. If a servicer is not vigilant in seeing that borrowers make their required periodic payments, borrowers may be less likely to make these payments, resulting in a higher frequency of delinquency and default. If a servicer takes longer to liquidate nonperforming mortgages, our losses related to those loans may be higher than we expected.

Our investments in assets linked to real estate are also subject to loss in the event of catastrophic events, such as earthquakes, hurricanes, floods, tornadoes and fires. Climate change has exacerbated these risks and is likely to further increase both the likelihood of occurrence and the magnitude of impact in future periods. While loss experience in the event of a catastrophic event is contingent upon many factors, including the insured status of the underlying property and the seniority of our investment, in the case of structured securities, a catastrophic event impacting one or more of the regions of our real estate investments may cause some portion of the invested in assets linked to real estate to become impaired, which may have a material adverse impact on our financial condition and results of operations.
In addition to the credit and market risk that we face in relation to all of our real estate-related investments, certain of these investments may expose us to various environmental, regulatory or other risks. We are currently unable to predict the impact of such regulation on our business. Any adverse environmental claim or regulatory action against us resulting from our investments in real estate-related investments could adversely impact our reputation, business, financial condition and results of operations.
Our investment portfolio may include investments in securities of issuers based outside the U.S., including emerging markets, which may be riskier than securities of U.S. issuers.
We may invest in securities of issuers organized or based outside the U.S. that may involve heightened risks in comparison to the risks of investing in U.S. securities, including unfavorable changes in currency rates and exchange control regulations, reduced and less reliable information about issuers and markets, less stringent accounting standards, illiquidity of securities and markets, higher brokerage commissions, transfer taxes and custody fees, local economic or political instability and greater market risk in general. In particular, investing in securities of issuers located in emerging market countries involves additional risks, such as exposure to economic structures that are generally less diverse and mature than, and to political systems that can be expected to have less stability than, those of developed countries; national policies that restrict investment by foreigners in certain issuers or industries of that country; the absence of legal structures governing foreign investment and private property; an increased risk of foreclosure on collateral located in such countries; a lack of liquidity due to the small size of markets for securities of issuers located in emerging markets; and price volatility.
Risks Relating to Regulation
Our insurance business is highly regulated, and such regulation and any supervisory and enforcement policies, or changes thereto, may materially impact our capitalization or cash flows, reduce our profitability and limit our growth.
The conduct of the reinsurance and insurance business is subject to significant legal and regulatory requirements as well as governmental and quasi-governmental supervision in the various jurisdictions in which we operate. Our PRT business is currently regulated by OSFI. Our reinsurance business is currently regulated by CIMA and the BMA and certain aspects of our reinsurance transactions may also be overseen by our counterparties’ regulators, including US state insurance regulators. This supervision and regulation is generally intended for the benefit of policyholders and creditors rather than shareholders or other investors of the business. Among other things, the insurance laws and regulations applicable to us may:
•require the maintenance of certain solvency levels, including minimum levels of capital and surplus;
•require the maintenance of target capital levels, general and long-term business minimum solvency margins, enhanced capital requirements and a minimum liquidity ratio;
•require periodic examinations of our financial condition;
•require offices and representatives in the relevant jurisdiction;
•restrict agreements with large revenue-producing agents;
•require us to obtain licenses or authorizations from regulators;
•regulate transactions, including investments in or transactions with affiliates or related parties (which may include Brookfield) and intra-group guarantees;
•in certain jurisdictions, restrict the payment of dividends or other distributions of capital;
•require the disclosure of financial and other information to regulators, including financial statements, financial conditions reports, and annual capital and solvency returns;
•impose restrictions on the nature, quality and concentration of investments;

•regulate the admissibility of assets and capital;
•provide for involvement in the payment or adjudication of claims beyond the terms of the policies;
•establish certain minimum operational requirements or customer service standards such as the timeliness of finalized policy language or lead time for notice of non-renewal or changes in terms and conditions; and
•allow for the performance of certain periodic examinations of its financial condition.
The impact of these regulations, including, in particular the restrictions on investments in affiliates or related parties, may have an adverse effect on our investment portfolio returns. As part of regular, mandated risk assessments, regulators may take steps that have the effect of restricting our business activities, which may in turn have a material impact on our ability to achieve growth objectives and earnings targets. All of our insurance subsidiaries are subject to minimum capital and surplus requirements. Any failure to meet applicable requirements or minimum statutory capital requirements could subject us to examination or corrective action by regulators, including limitations on our writing additional business or engaging in finance activities, supervision, receivership, or liquidation. In addition, each regulated insurance business we operate is subject to a number of restrictions on assets we may hold under relevant regulations and tax rules, and regulators may, as has happened in the past, alter such restrictions, thus potentially affecting our investment policy and any associated projected income or growth return from our investments. In addition, based on our perceived risk profile, regulators may require additional regulatory capital to be held by us (including as part of guidance provided by the regulator to us on a confidential basis), which, among other things, may affect the business we can write and the amount of dividends we are able to pay out.
As a result, in connection with the conduct of our various businesses, we believe it is crucial to establish and maintain good working relationships with the various regulatory authorities having jurisdiction over our businesses. If those relationships and that reputation were to deteriorate, our businesses could be materially and adversely affected. For example, we require various consents and approvals from our regulators, both with respect to transactions we enter into and in the ordinary course of the conduct of our businesses. If we fail to maintain good working relationships with our regulators, it may become more difficult or impossible for us to obtain those consents and approvals, either on a timely basis or at all.
The reinsurance and insurance industries have experienced substantial volatility as a result of investigations, litigation and regulatory activity by various insurance, governmental and enforcement authorities, concerning various practices within the reinsurance and insurance industry. If we or any of our subsidiaries were to be found to be in breach of any existing or new laws or regulations now or in the future, we would be exposed to the risk of intervention by regulatory authorities, including investigation and surveillance, and judicial or administrative proceedings. In addition, our reputation could suffer and we could be fined, sanctioned or suspended or prohibited from engaging in some or all of our business activities or could be sued by counterparties, as well as forced to devote significant resources to cooperate with regulatory investigations, any of which could have a material adverse effect on our results of operations. These events, if they occur, could affect the competitive market and the way we conduct our business and manage our capital and could result in lower revenues and higher costs.
In addition, rules on defined benefit pension plan funding may negatively impact the likelihood or timing of corporate plan sponsors terminating their plans or engaging in transactions to partially or fully transfer pension obligations to an insurance company. Consequently, such rules could indirectly affect the mix of our business, resulting in fewer PRT arrangements, and could adversely impact our results of operations.

Change of control approvals required by insurance laws and regulations in certain of the jurisdictions in which we operate could discourage or inhibit takeovers, potential acquisition proposals, business combinations or other change of control transactions.
Under U.S. state insurance laws and regulations, no person, corporation or other entity may, directly or indirectly, acquire control of an insurance company, or a controlling interest in any person, corporation or other entity that has a controlling interest in an insurance company, without the prior approval of such insurance company’s domiciliary state insurance regulator. Under most U.S. state insurance laws, the acquisition of, directly or indirectly, 10% or more of the voting securities of an insurance company or any company that owns or controls 10% or more of the voting securities of an insurance company is presumptively considered to be an acquisition of control, although such presumption may be rebutted by a showing that control does not in fact exist. The applicable state insurance regulator may also find that control exists in circumstances in which a person owns or controls, directly or indirectly, less than 10% of the voting securities of an insurance company. Accordingly, for so long as our company owns or controls 10% or more of the voting securities of any U.S. domiciled insurance company (such as the insurance subsidiaries of AEILIC or, assuming the American National Acquisition is consummated, the insurance subsidiaries of American National), the acquisition of 10% or more of our voting securities (comprised of our class A exchangeable shares and class B shares) would require the prior approval of the U.S. state insurance regulator in each U.S. state in which such U.S. insurance company is domiciled.
Under applicable insurance laws and regulations of Canada, prior approval from the Minister of Finance (Canada) is required for any direct or indirect change of control of any Canadian-domiciled insurance company (such as BAC). In addition, holders of our class A exchangeable shares are subject to notification requirements with the Bermuda Monetary Authority following the acquisition of 10% or more of our voting securities. In addition, there is a requirement to notify CIMA of any acquisition of more than 10% of our issued share capital or our voting securities. See Item 4.B “Regulatory Framework”.
These laws and regulations in many of the jurisdictions in which we operate may discourage or inhibit takeovers, potential acquisition proposals, business combinations or other change of control transactions and may delay, deter or prevent a change of control of our company, including through transactions (and in particular, unsolicited transactions), that some or all of our shareholders might consider to be desirable. Additionally, any person, corporation or other entity that acquires, directly or indirectly, our voting securities without the requisite prior approvals or complying with applicable notification requirements will be in violation of these laws and may be subject to penalties, fines, or other actions that may be taken by the applicable insurance regulator, including injunctive action requiring the disposition or seizure of those securities or prohibiting the voting of those securities.
Regulatory requirements may constrain our company’s ability to complete acquisitions, dispositions and other transactions on desired terms, or at all.
Our company’s acquisitions, dispositions and other transactions may be subject to approval by regulatory authorities in one or more jurisdictions in which we, or our counterparties, operate that are beyond our company’s control and may not be satisfied. In particular, many jurisdictions in which our company seeks to invest (or divest) impose government consent requirements on investments by foreign persons. For example, all Canadian-licensed insurers are required to obtain OSFI approval for acquisitions or dispositions of assets representing more than 10% of total assets in a twelve-month period, and approval of the Minister of Finance (Canada) is required for, among other things, any amalgamation with another insurer or any transfer of a licensee’s operations. All Cayman Islands-licensed insurers are required to obtain the prior approval of CIMA in connection with certain transactions, including any transfer of shares (direct or indirect) totaling more than 10% of the issued share capital of the insurer, any amalgamation with another insurer or transfer of a licensee’s insurance operations. Similarly, Bermuda-licensed insurers are required to give notice to the BMA of their intention to affect a “material change” within the meaning of the Bermuda Insurance Act, which includes many acquisitions.
Consents and approvals may not be obtained, may be obtained subject to conditions which adversely affect anticipated returns, and/or may be delayed and delay or ultimately preclude the completion of acquisitions, dispositions and other transactions. Government policies and attitudes in relation to foreign investment may change, making it more difficult to complete acquisitions, dispositions and other transactions in such jurisdictions. Furthermore, interested stakeholders could take legal steps to prevent transactions from being completed. If all or some of our company’s acquisitions, dispositions and other transactions are unable to be completed on the terms agreed, our company may need to modify or delay or, in some cases, terminate these transactions altogether, the market value of our company’s respective securities may significantly decline, and our company may not be able to achieve the expected benefits of the transactions.

Our failure to obtain or maintain licenses and/or other regulatory approvals as required for the operations of our insurance subsidiaries may have a material adverse effect on our business, financial condition, results of operations, liquidity, cash flows and process.
Each regulator retains the authority to license insurers in its jurisdiction and an insurer generally may not operate in a jurisdiction in which it is not licensed. The licenses currently held by our insurance subsidiaries are limited in scope with respect to the products that may be sold within the respective jurisdictions. Currently, our insurance subsidiaries maintain licenses in Bermuda, the Cayman Islands and Canada. Our ability to retain licenses depends on our company’s and our subsidiaries’ ability to meet requirements established by applicable regulators.
To the extent our insurance subsidiaries seek to sell products for which we are currently not licensed, such subsidiaries would be required to become licensed in each of the respective jurisdictions in which such products are expected to be sold. There is no assurance that our subsidiaries would be able to obtain the relevant licenses. The process of obtaining licenses is time consuming and costly and we may not be able to become licensed in jurisdictions other than those in which our insurance subsidiaries are currently licensed and/or for products for which we are currently licensed. The modification of the conduct of our business resulting from our subsidiaries becoming licensed in certain jurisdictions or for certain products could significantly and negatively affect our business.
In addition, licensing regulations differ as to products and jurisdictions and may be subject to interpretation as to whether certain licenses are required with respect to the manner in which we may sell or service some of our products in certain jurisdictions. The degree of complexity is heightened based on the type of products that are issued, including where such products may cover risks in multiple jurisdictions. If a state regulator interprets a licensing requirement differently than we do and/or we are unable to meet their requirements, our subsidiaries could lose their licenses to do business in certain jurisdictions; be subject to additional regulatory oversight; have their licenses suspended; be subject to rescission requests, fines, administrative penalties or payments to policyholders or be subject to seizure of assets. A loss or suspension of any of our subsidiaries’ licenses or an inability of any of our insurance subsidiaries to be able to sell or service certain of our insurance products in one or more jurisdictions may negatively impact our reputation in the insurance market and result in our subsidiaries’ inability to write new business, impair our competitive position, distribute funds or pursue our investment strategy.
Any future regulatory changes could result in the imposition of significant restrictions on our ability to do business.
Changes to the laws and regulations, and interpretations and enforcement of such laws and regulations, that govern the conduct of our business could adversely affect our operations and profitability. In addition, legislation and other regulatory initiatives taken or which may be taken in response to conditions in the financial markets, global supervision and other factors may lead to additional regulation of the insurance industry in the coming years. Such changes could increase our regulatory and compliance burden, resulting in increased costs, or limit the type, amount or structure of compensation arrangements into which we may enter with certain of our associates, which could negatively impact our ability to compete with other companies in recruiting and retaining key personnel. Changes in regulatory approval processes, rules and other dynamics in the regulatory process could adversely impact our ability to react to such changing conditions. We cannot predict what proposals may be made, what legislation or regulations may be introduced or enacted, or what impact any future legislation or regulations may have on our business, results of operations and financial condition. In addition, the COVID-19 pandemic has heightened regulatory scrutiny on the insurance industry, and the costs of complying with related regulatory inquires could be significant. In addition, changes in the laws or regulations to which our insurance and reinsurance subsidiaries are subject or in the interpretation thereof by enforcement or regulatory agencies could have a material adverse effect on our business.

A decrease in applicable capital ratios/calculations of our insurance subsidiaries could result in increased scrutiny by insurance regulators and rating agencies and have a material adverse effect on our results of operations and financial condition.
In any particular year, statutory surplus amounts and applicable capital ratios in respect of our insurance subsidiaries, may increase or decrease depending on a variety of factors, including the amount of statutory income or losses generated by the insurance subsidiary (which itself is sensitive to equity market and credit market conditions), recognition of write-downs or other losses on investments held in our investment portfolio, the amount of additional capital such insurer must hold to support business growth, changes in equity market levels, the value and credit ratings of certain fixed income and equity securities in its investment portfolio, the value of certain derivative instruments that do not receive hedge accounting and changes in interest rates, as well as changes to the applicable capital formulas and the interpretation of the applicable regulator’s instructions with respect to capital calculation methodologies. Our financial strength and credit ratings are significantly influenced by statutory surplus amounts and the capital ratios of our insurance subsidiaries. In addition, rating agencies may implement changes to their own internal models, which differ from the prescribed capital models in Canada, the Cayman Islands or Bermuda, as applicable, that have the effect of increasing or decreasing the amount of statutory capital our insurance subsidiaries should hold relative to the rating agencies’ expectations. Under stressed or stagnant capital market conditions and with the aging of existing insurance liabilities, without offsets from new business, the amount of additional statutory reserves that an insurance subsidiary is required to hold may materially increase. This increase in reserves would decrease the statutory surplus available for use in calculating the relevant subsidiary’s required capital ratio(s). To the extent that the capital ratios of any of our insurance subsidiaries are deemed to be insufficient, we may seek to take actions to increase the capitalization of that subsidiary or to reduce the capitalization requirements. If we were unable to accomplish such actions, the rating agencies may view this as a reason for a ratings downgrade. The failure of our insurance subsidiaries to meet their respective capital requirements or any other applicable minimum capital and surplus requirements could subject them or us to further examination or corrective action imposed by insurance regulators, including limitations on the ability to write additional business, supervision by regulators or seizure or liquidation. Any corrective action imposed could have a material adverse effect on our business, results of operations and financial condition. A decline in the capital ratios of any our insurance subsidiaries, whether or not such decline results in a failure to meet the applicable capital requirement, may limit the ability of that subsidiary to make dividends or distributions to us, could result in a loss of new business, or could be a factor in causing ratings agencies to downgrade financial strength ratings, each of which could have a material adverse effect on our business, results of operations and financial condition. Moreover, future revisions to the applicable capital calculations relevant to our insurance subsidiaries could result in a reduction in those capital ratios below certain prescribed levels, and in case of such a reduction we may be required to hold additional capital in the applicable insurance subsidiary.
Potential government intervention in the insurance industry and instability in the marketplace for insurance products could hinder our flexibility and negatively affect the business opportunities that may be available to us in the market.
Government intervention in the insurance industry and the possibility of future government intervention have created uncertainty in the reinsurance and insurance markets. Governmental authorities worldwide have become increasingly interested in potential risks posed by the insurance industry as a whole to commercial and financial systems in general, and there could be increased regulatory intervention in the reinsurance and insurance industries in the future.
Government regulators are generally concerned with the protection of policyholders to the exclusion of other constituencies, including shareholders of insurers. While we cannot predict the exact nature, timing or scope of possible governmental initiatives, such proposals could adversely affect our business by, among other things:
•providing reinsurance and insurance capacity in markets and to consumers that we target;
•requiring our participation in industry pools and guaranty associations;
•further regulating the terms of reinsurance and insurance policies; or
•disproportionately benefiting the companies of one country over those of another.
Government intervention has in the recent past taken the form of financial support of certain companies in the reinsurance and insurance industry. Governmental support of individual competitors can lead to increased pricing pressure and a distortion of market dynamics. The insurance industry is also affected by political, judicial and legal developments that may create new and expanded theories of liability, which may result in unexpected claims frequency and severity and delays or cancellations of products and services by insureds, insurers and reinsurers which could adversely affect our business.

Additionally, governments and regulatory bodies may take unpredictable action to ensure continued supply of insurance, particularly where a given event leads to withdrawal of capacity from the market. For example, regulators may seek to force us to offer certain covers to (re)insureds, constrain our flexibility to apply certain terms and conditions or constrain our ability to make changes to the pricing of our contracts. There can be no assurance as to the effect that any such governmental or regulatory actions will have on the financial markets generally or on our competitive position, business and financial condition. See Item 3.D “Risk Factors — Risks Relating to Regulation — Any future regulatory changes could result in the imposition of significant restrictions on our ability to do business.”
The reinsurance and insurance regulatory framework and legislation enacted in Bermuda and the Cayman Islands as to economic substance may affect our operations.
In 2020, Bermuda and the Cayman Islands were each placed on the European Union’s “whitelist” of cooperative tax jurisdictions, having delivered on the commitments each jurisdiction made to the European Union in 2019 to further enhance their respective regulatory and transparency frameworks. The European Commission has proposed sanctions against non-cooperative tax jurisdictions, including restrictions on certain European sovereign wealth funds channeling funds through entities domiciled in non-cooperative jurisdictions. If, in the future, the classification of either jurisdiction changes, so that Bermuda or the Cayman Islands is again included on the European Union’s non-cooperative jurisdictions list, the ability of certain European sovereign wealth funds to invest in our business may be limited. In the future, individual European Union member states may also apply sanctions against non-cooperative jurisdictions. In 2022, Bermuda was removed from the “white list” and returned to the “grey list” of cooperative tax jurisdictions. As of the date of this Form 20-F, there are no direct penalties, sanctions or other restrictions that are imposed upon Bermuda as a result of this change in classification. If, in the future, the classification of either jurisdiction changes and Bermuda or the Cayman Islands is again included on the non-cooperative jurisdictions list, and these or other sanctions are implemented, we cannot guarantee that such sanctions will not have a material and adverse impact on our business.
In addition, pursuant to the Bermuda ESA that came into force in December 2018, a registered entity other than an entity which is resident for tax purposes in certain jurisdictions outside Bermuda, which we refer to as a non-resident entity, that carries on as a business any one or more of the “relevant activities” referred to in the Bermuda ESA must comply with economic substance requirements. The “relevant activities” are carrying on any one or more of the following activities: banking, insurance, fund management, financing and leasing, headquarters, shipping, distribution and service center, intellectual property and holding entity.
Likewise, pursuant to the Cayman ESA that came into force on January 1, 2019, a “relevant entity” that carries on any one or more of the “relevant activities” referred to in the Cayman ESA must comply with economic substance requirements. Cayman Islands “relevant activities” include: banking business, distribution and service centre business, financing and leasing business, fund management business, headquarters business, holding company business, insurance business, intellectual property business and shipping business.
In each jurisdiction, an in-scope entity which is engaged in any of the “relevant activities” must satisfy an economic substance test, by performing core income-generating activities in the jurisdiction, being directed and managed in an appropriate manner in the jurisdiction and, having within the jurisdiction (i) an adequate amount of operating expenditure, (ii) adequate physical presence (including a place of business or under the Cayman ESA plant, property and equipment) and (iii) an adequate number of qualified full-time employees or other personnel.
The Bermuda ESA and the Cayman ESA could affect the manner in which we operate our business, which could adversely affect our business, financial condition and results of operations. Non-compliance with the Bermuda ESA or the Cayman ESA could result in significant financial penalties and other sanctions.

Our employees in Bermuda and the Cayman Islands require work permits to run their reinsurance businesses in those jurisdictions and may not be able to obtain and/or renew the required work permits under Bermuda and/or Cayman Islands law.
Both NER Ltd. and NER SPC have full time employees based in Bermuda and the Cayman Islands, as the case may be, to run their respective reinsurance businesses in those jurisdictions. Under Bermuda law, non-Bermudians (other than spouses of Bermudians and holders of permanent residents’ certificates) generally may not engage in any gainful occupation in Bermuda without a valid government work permit (with certain exceptions). The position is substantially the same in the Cayman Islands. A Bermuda work permit is generally granted or renewed upon showing that, after proper public advertisement, no Bermudian, spouse of a Bermudian, or holder of a permanent resident’s certificate who meets the minimum standards reasonably required by the employer has applied for the job. The position is substantially the same in the Cayman Islands. Bermuda work permit terms that are available for request range from three months to five years. Should NER Ltd. or NER SPC, as the case may be, at any point, not be able to recruit suitable Bermudian or Caymanian, as the case may be, employees, or obtain work permits for prospective non-Bermudian or non-Cayman Islands employees, NER Ltd. and/or NER SPC may not be able to use their services, which could have a material adverse effect on our business, financial condition and results of operations.
Risks Relating to Our Relationship with Brookfield
Individuals who are members of the Partnership and also executives of Brookfield will exercise influence over our company and over any decisions requiring shareholder approval.
For close to 50 years, executives of Brookfield have held a substantial portion of their investment in Brookfield Class A Shares, as well as stewardship of the Brookfield Class B Shares, in partnership with one another, which we refer to as the “Partnership”. Members of the Partnership include both current and former senior executives of Brookfield, each a “Partner” and collectively, the “Partners”. The BAM Re Class B Partners, who have been designated by the Partnership, hold as a group all of our outstanding class B shares through the BAM Re Partnership. See Item 7.A “Major Shareholders”. As the sole holder of the class B shares, the BAM Re Class B Partners, through the BAM Re Partnership, are entitled to elect one-half of our board and approve all other matters requiring shareholder approval. In addition, pursuant to the Administration Agreement, at our request, Brookfield provides the services of our Chief Executive Officer and our Chief Investment Officer. As a result, senior executives of Brookfield have oversight and influence over our company, including with respect to decisions relating to our capital structure or undertaking other extraordinary transactions. Given our ownership structure, the rationale for our formation and because each class A exchangeable share has been structured with the intention of providing an economic return equivalent to one Brookfield Class A Share, and as a result of the financial and other support Brookfield provides us, the interests of our company and Brookfield Asset Management are strongly aligned. As a result, Brookfield’s fiduciary duty to us and the manner in which it manages our investment activities will be different than the fiduciary duty it has with respect to and the manner in which it managers other Brookfield Accounts’ investment activities. See Item 7.B “Related Party Transactions” and Item 3.D “Risk Factors — Risks Relating to Our Relationship with Brookfield — Our organizational, ownership and operational management structure, and advisory relationship with Brookfield, give rise to conflicts of interest.” Nevertheless, the interests of the BAM Re Class B Partners could differ from or conflict with the interests of our other shareholders in circumstances that we cannot foresee.

We depend on Brookfield under the Administration Agreement and the Investment Management Agreements and the departure of some or all of Brookfield’s professionals could prevent us from achieving our objectives.
We rely on Brookfield with respect to the provision of certain administrative services, as described in Item 7.B, “Related Party Transactions — The Administration Agreement”. This means that our day-to-day operational matters and management, including the roles of our Chief Executive Officer and Chief Investment Officer, will be dependent, in part, upon Brookfield’s ability to successfully hire, train, supervise, manage and retain its personnel and its ability to maintain its operating systems. The Administration Agreement does not require Brookfield to maintain the employment of any of its professionals or to cause any particular professionals to provide services to us or on our behalf. In addition, the employees of Brookfield that provide services to our company are not required to have as their primary responsibility the administration of our company or to act exclusively for our company. If our company were to lose the services provided by Brookfield, or if Brookfield fails to perform its obligations under the Administration Agreement, we may experience a material adverse impact on our business operations. We may be unable to duplicate the quality and depth of the services available to our company by handling such services internally or by retaining another service provider. Further, if our company were to lose the services provided by Brookfield, we may be forced to commence a search and to hire a new Chief Executive Officer or Chief Investment Officer. Any such process may prove lengthy and expensive and we may not be able to find a suitable replacement for some time due to the intense competition for skilled employees and where such a replacement is found it may be at a higher cost to our company. The inability to find a suitable replacement, or to find a suitable replacement at a comparable cost, could have a material adverse effect on our business operations.
The services provided by Brookfield pursuant to the Administration Agreement are provided on a cost-recovery basis. Therefore, if Brookfield should cease for whatever reason to provide such services, the cost of obtaining substitute services will likely be greater, and this may adversely affect our company’s ability to meet its objectives and execute its strategy which could materially and adversely affect our cash flows, operating results and financial condition and our ability to make distributions to shareholders. In addition, for so long as the Support Agreement is in place, we have agreed not to appoint any direct competitor of Brookfield Asset Management for the provision of any material administrative services or support services, including the provision of the services of any executive officer or senior management function, without the prior written consent of Brookfield. As a result, if Brookfield should cease for whatever reason to provide the services we require under the Administration Agreement, we would either be required to internalize such services, or look to hire a service provider other than a direct competitor to Brookfield Asset Management.
In addition, we will rely on Brookfield as an investment manager under the Investment Management Agreements. Brookfield is not required to maintain the employment of any of its professionals or to cause any particular professionals to provide services to us or on our behalf. In addition, the employees of Brookfield that provide services to our company are not required to have as their primary responsibility the provision of investment management services to our company or to act exclusively for our company. Brookfield may provide similar services to other companies, including those who compete with us. If our company were to lose the investment management services provided by Brookfield, or if Brookfield fails to perform its obligations under the Investment Management Agreements adequately, we may experience a material adverse impact on our business operations.
Our company has a limited ability to terminate our agreements entered into with Brookfield without Brookfield’s consent.
Our company has a limited ability to terminate our agreements entered into with Brookfield without Brookfield’s consent. For example, our company is not entitled to terminate the Administration Agreement unilaterally unless there is a material breach or default by Brookfield Asset Management or Brookfield Asset Management is insolvent. If Brookfield Asset Management’s performance under its agreements with us does not meet the expectations of our shareholders, or we are unable to terminate agreements restricting how we can conduct our business, the market price of our class A exchangeable shares could suffer. See Item 7.B “Related Party Transactions”.

While we will seek to leverage our relationship with Brookfield to access its investment management and asset allocation capabilities, there can be no assurance we will be able to achieve all the advantages we are seeking through such relationship.
In order for our company to execute our vision of being a leading reinsurer of long-duration liabilities and earn attractive risk-adjusted returns within our business, we will seek to leverage our relationship with Brookfield by, among other things, taking advantage of Brookfield’s core attributes as a leading global asset management company (see Item 7.B “Related Party Transactions — Strategic Benefits of the Brookfield Relationship” for further information). We are a party to the Investment Management Agreements with Brookfield under which Brookfield has discretion over how investments are made and we cannot be assured as to how Brookfield will manage our investments. In addition, under the Support Agreement our company has agreed that, for so long as the Support Agreement is in place, subject to applicable regulatory approval and to approval by their respective board of directors, our operating subsidiaries are expected to, from time to time, appoint Brookfield as investment adviser and not appoint any other person to provide any investment management services without the prior consent of Brookfield. In addition, Brookfield Asset Management has agreed that it will, or will cause the appropriate Brookfield entity to, accept such appointment. However, beyond the Investment Management Agreements, Brookfield does not have an agreement to provide our company with access to its investment management and asset allocation capabilities, institutional relationships or any other opportunities. As such, our company cannot be assured that we will be able to successfully derive all of the intended benefits of our relationship with Brookfield, which could have an adverse effect on our financial and operational results and our growth strategy.
Our organizational, ownership and operational management structure, and advisory relationship with Brookfield, give rise to conflicts of interest.
Our organizational, ownership and operational management structure, and advisory relationship with Brookfield, give rise to conflicts and potential conflicts of interest, and result in BAM Re Advisor having a different fiduciary duty, and managing our company’s investment activities in a different manner, relative to the fiduciary duty that Brookfield has, and the manner in which Brookfield manages the investment activities of, other Brookfield Accounts. As noted elsewhere, each class A exchangeable share has been structured with the intention of providing an economic return equivalent to one Brookfield Class A Share and we therefore expect that the market price of our class A exchangeable shares will be impacted by the market price of the Brookfield Class A Shares and the business performance of Brookfield. Distributions on our class A exchangeable shares will be paid at the same time and in the same amount as dividends on the Brookfield Class A Shares to provide holders of our class A exchangeable shares with an economic return equivalent to holders of Brookfield Class A Shares. In addition, Brookfield owns all of the issued and outstanding class C shares, which are entitled to the residual economic interest in our company after payment in full of the amount due to holders of our class A exchangeable shares and our class B shares (consisting of any declared and unpaid distributions, and the delivery of Brookfield Class A Shares or the cash equivalent on a redemption or liquidation) and subject to the prior rights of holders of our Preferred Shares. Except for the right to approve changes to the terms of the class A exchangeable shares and the Rights Agreement, or except where otherwise required by law, holders of class A exchangeable shares are not expected to receive an opportunity to consent to transactions involving Brookfield. BAM Re Advisor’s investment management and other decisions on our behalf will take into account this economic equivalence and the fact that holders of our class A exchangeable shares will benefit from the performance of other Brookfield Accounts and Brookfield more generally. As a result, the scope of Brookfield’s fiduciary duties to us under our Investment Management Agreements with Brookfield are different than that which Brookfield has to other Brookfield Accounts.

In addition to our organizational and ownership structure, we rely on Brookfield for both operational and financial support. For example, we rely on Brookfield to (i) serve as our investment manager pursuant to certain Investment Management Agreements; (ii) provide our Chief Executive Officer and Chief Investment Officer; and (iii) provide additional operational and financial support pursuant to the Support Agreement, Credit Agreement and Equity Commitment, as applicable. Our overall objective of leveraging Brookfield’s experience, expertise, broad reach, relationships and position in the markets for, among other things, investments opportunities and deal flow, will result in us, among other things, investing in or alongside Brookfield-sponsored vehicles, insurance companies, consortiums, partnerships (including private funds, joint ventures and similar arrangements), and assets and/or portfolio companies managed by Brookfield and/or its related parties (collectively, “Brookfield Accounts”), as well as in loans to, and insurance contracts and securities issued by, Brookfield Accounts, including those in which Brookfield has an economic interest. Moreover, Brookfield’s management of its broader platform, including the activities of and other considerations relating to Brookfield Accounts, give rise to conflicts of interest relating to (i) the allocation of investment opportunities between our company, on the one hand, and other Brookfield Accounts, on the other hand, (ii) affiliate and related party transactions between Brookfield and Brookfield Accounts, (iii) investments by our company and other Brookfield accounts in different parts of a company’s or asset’s capital structure, (iv) the management of potentially adverse situations between our company and other Brookfield Accounts, and (v) Brookfield’s economic interest in Brookfield Accounts and these activities (including via compensation arrangements) and related considerations.
As a result of our organizational and ownership structure (in particular the structure of the class A exchangeable shares described above) and our broader operational and financial agreements with Brookfield, the scope of our advisory relationship with Brookfield is different than its advisory relationship with other Brookfield Accounts, and there will be different risks applicable to us compared to other Brookfield Accounts. While Brookfield will act in our best interest consistent with our overall investment mandate and objectives (taking into account, among others, our obligations to insurance companies and pursuing an investment portfolio that is suitable for our company from a risk-return perspective), Brookfield expects to manage our investment accounts similar to how it manages itself and its wholly-owned subsidiaries, particularly in connection with investments that give rise to conflicts of interest considerations vis-à-vis other Brookfield Accounts. Given this management approach, Brookfield manages our investment activities differently than how it manages the investment activities of other Brookfield Accounts (and differently than it would have under different circumstances under which Brookfield did not have other Brookfield Accounts). This management approach affects, among other things, the type of investment opportunities that are allocated to us, how Brookfield addresses conflicts of interest that arise in managing our investments and other activities, the provision of financing and refinancing arrangements, and/or other transactions between Brookfield and other Brookfield Accounts, on the one hand, and us, on the other hand.
Our investment program and conflicts protocols are designed to address the factors noted above. Such program and protocols include certain investment guidelines and restrictions on our investments in securities issued by (and loans made to) Brookfield Accounts, such as exposure limits, a passive investment strategy and other controls (designed to ensure that potential adverse interests between our accounts and other Brookfield Accounts invested in different parts of an issuer’s capital structure can be appropriately managed in satisfaction of Brookfield’s fiduciary duties to other Brookfield Accounts). Further, in order to ensure that Brookfield can appropriately manage the Brookfield Accounts consistent with its fiduciary obligations to them, Brookfield Accounts (including ones in which we invest) generally have priority with respect to investment opportunities that are suitable for their mandates. Moreover, from time to time, we may provide financing (or refinancing) arrangements to Brookfield Accounts at a lower cost or otherwise on more favorable terms relative to other third-party lenders and/or arrangements.
Brookfield has also implemented policies and procedures governing regulatory consent requirements for transactions involving our accounts, including insurance or reinsurance companies or cedant accounts that comprise the asset pool backing a reinsurance arrangement (which may include Brookfield assets) (collectively, the “BAM Re Related Account Group”) that raise potential conflicts of interest considerations relating to cross and principal transactions. Among others, these include:
1.Asset transfers within the BAM Re Related Account Group, including purchases and sales of investments among our company and cedant accounts (“Related Account Group Transactions”);
2.BAM Re Related Account Group investments in securities issued by and loans to Brookfield-controlled assets and/or portfolio companies, including assets and portfolio companies in which Brookfield has an interest;
3.BAM Re Related Account Group commitments to invest in Brookfield-managed funds; and

4.Transfers of assets from Brookfield to the BAM Re Related Account Group, including cedant accounts, including upon the opening of such accounts (2 through 4 collectively, “Cross Account Group Transactions”).
Under its policies and procedures, Brookfield will obtain prior approval for Cross Account Group Transactions, whether or not they are deemed to be that constitute principal transactions (and for any transaction in loans or other instruments that would constitute a principal transaction but for the fact that it is not a transaction in a security), from a senior employee of our the relevant insurance company subsidiary or reinsurance company subsidiary that acts as the reinsurer in respect of the relevant account and who is designated to provide such approval. These senior employees are expected to be associated with Brookfield, and subject to actual or potential conflicts of interest in providing such consent. Post-transaction ratification will also be provided on a quarterly basis by the independent members of the investment committee of the board of directors of the relevant insurance or reinsurance company. These consents are designed to satisfy regulatory consent requirements and are binding upon us. In addition, Brookfield has implemented pricing guidelines to ensure that our investments are executed at fair market values on arm’s length terms.
Brookfield does not expect to seek consent for Related Account Group Transactions in the ordinary course because Brookfield believes such transactions are not cross or principal transactions. Rather, Brookfield believes these asset transfers are transactions effected at fair market value or statutory book value within a single economic group, in accordance with Brookfield’s valuation and accounting policies and procedures, which do not impact the expected return of any reinsurance counterparties within the BAM Re Related Account Group. Additionally, third-party cedants do not bear the economic risk relating to the cedant accounts but, rather, are owed a guaranteed return by the applicable reinsurance subsidiary of our company and have a right to access underlying investments in the accounts to the extent such reinsurance subsidiary defaults on its payment obligations under the terms of the applicable reinsurance treaty. Our company therefore holds all of the economic risk in connection with any Related Account Group Transaction. These policies and procedures for managing conflicts will be different than the approach Brookfield takes for its other advisory clients.
Given the following factors, we expect that our and our shareholders’ interests and Brookfield’s interests will be strongly aligned: (i) our organizational and ownership structure, (ii) the rationale for our formation, (iii) the fact that each class A exchangeable share is structured with the intention of providing an economic return equivalent to one Brookfield Class A Share and be convertible into the same, and (iv) the financial and other support Brookfield is providing to us through various support agreements. Moreover, we believe that Brookfield’s interests in managing its other Brookfield Accounts (including ones in which we invest) in accordance with its fiduciary duties to them strongly align with our own interests and that prioritizing other Brookfield Accounts (including ones in which we invest) is ultimately in our and our shareholders’ best economic interest as the potential benefits that would accrue to Brookfield and its shareholders would similarly accrue equally to us and our shareholders. See Item 7.B “Related Party Transactions”.
Arrangements with Brookfield, which will apply to our company, were negotiated in the context of an affiliated relationship and may contain terms that are less favorable than those which otherwise might have been obtained from unrelated parties.
The terms of certain arrangements with Brookfield that currently apply to our company have been effectively determined by Brookfield. These terms, including terms relating to the support Brookfield provides to us, may be less favorable than otherwise might have resulted if the negotiations had involved unrelated parties.

Risks Relating to Taxation
General Tax Risks
Our aggregate tax liability and effective tax rate could be adversely affected in the future by changes in the tax laws of the countries in which we operate, including as a result of ongoing efforts by the member countries of the Organisation for Economic Co-operation and Development (“OECD”).
We have operations in various countries that have differing tax laws and rates. Our tax reporting is supported by current domestic tax laws in the countries in which we operate and the application of tax treaties between the various countries in which we operate. Our income tax reporting is subject to audit by domestic and foreign authorities. Our effective tax rate may change from year to year based on changes in the mix of activities and income earned among the different jurisdictions in which we operate; changes in tax laws in these jurisdictions; changes in the tax treaties between various countries in which we operate; changes in our eligibility for benefits under those tax treaties; and changes in the estimated values of deferred tax assets and liabilities. Tax laws, regulations, and administrative practices in various jurisdictions may be subject to significant change, with or without notice, due to economic, political, or other conditions, and significant judgment is required in evaluating and estimating our provision and accruals for these taxes. Such changes could result in a substantial increase in our aggregate tax liability and the effective tax rate on all or a portion of our income.
In recent years, the OECD, with the support of the G20, has developed proposals to address perceived base erosion and profit shifting (“BEPS”). BEPS refers to tax planning strategies that exploit gaps and mismatches in tax rules to artificially shift profits to locations with low or no tax and little or no economic activity, for the purpose of reducing a multinational group’s aggregate tax liability. In October 2021, the OECD/G20 Inclusive Framework on BEPS published a statement updating and finalizing the key components of a “two pillar” plan for global tax reform, as agreed among 137 jurisdictions. Pillar I addresses tax nexus and the allocation of profits for tax purposes. Under Pillar II, a global minimum tax at the rate of 15% would be imposed on certain companies whose revenues exceed a threshold. The Inclusive Framework agreement must now be implemented by the OECD members that have agreed to the plan, which generally would become effective in 2023 (or in 2024 with respect to certain aspects of Pillar II). We will continue to monitor the implementation of the Inclusive Framework agreement by the countries in which we operate. While we are unable to predict when and how the Inclusive Framework agreement will be enacted into law in these countries, it is possible that the implementation of the Inclusive Framework agreement, including the global minimum tax rate, could have a material adverse effect on our aggregate tax liability and effective tax rate in the future.
Bermuda Tax Risks
Our company could in the future become subject to income tax in Bermuda.
Under current Bermuda law, there is no income, corporate or profits tax or withholding tax, capital gains tax or capital transfer tax payable by the company. The company has applied for and has obtained from the Minister of Finance under The Exempted Undertaking Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, then the imposition of any such tax shall not be applicable to the company or to any of its operations or its shares, debentures or other obligations, until March 31, 2035. The company could be subject to taxes in Bermuda after that date. This assurance is subject to the proviso that it is not to be construed so as to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda or to prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967 or otherwise payable in relation to any property leased to the company. The company pays annual Bermuda government fees and one or more licensed Bermuda subsidiaries pay annual insurance license fees. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax and there are other sundry taxes payable, directly or indirectly, to the Bermuda government.

Canadian Tax Risks
The exchange of class A exchangeable shares for Brookfield Class A Shares pursuant to the exercise of the exchange right will result in a disposition of the class A exchangeable shares for Canadian federal income tax purposes.
The exchange of class A exchangeable shares for Brookfield Class A Shares pursuant to the exercise of the exchange right will result in a disposition of the class A exchangeable shares for Canadian federal income tax purposes. Resident Holders (as defined herein) generally will be subject to Canadian federal income tax on any resulting capital gain as further described under “Certain Material Canadian Federal Income Tax Considerations — Taxation of Holders Resident in Canada”. Non-Resident Holders (as defined herein) generally will not be subject to Canadian federal income tax on any resulting capital gain unless the class A exchangeable shares constitute “taxable Canadian property” (as defined in the Income Tax Act (Canada) (the “Tax Act”)) of the Non-Resident Holder as further described under “Certain Material Canadian Federal Income Tax Considerations — Taxation of Holders not Resident in Canada”.
Dividends received or deemed to be received by Resident Holders on the class A exchangeable shares will not be subject to the same Canadian federal income tax treatment as taxable dividends received or deemed to be received by Resident Holders from “taxable Canadian corporations”.
Dividends received (or deemed to be received) on the class A exchangeable shares by a Resident Holder who is an individual will be included in computing the Resident Holder’s income and will not be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from “taxable Canadian corporations” (as defined in the Tax Act).
Dividends received on the class A exchangeable shares by a Resident Holder that is a corporation will be included in computing the corporate Resident Holder’s income and such Resident Holder will not be entitled to the inter-corporate dividend deduction in computing taxable income which generally applies to dividends received from taxable Canadian corporations.
Changes in Canadian federal income tax law might adversely affect our shareholders.
There can be no assurance that Canadian federal income tax laws, the judicial interpretation thereof, or the administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) will not be changed in a manner that adversely affects our shareholders or Brookfield Asset Management, our company or their affiliates. Any such developments could have a material adverse effect on our shareholders or the business, financial condition, and operating results of Brookfield Asset Management, our company or any of their affiliates.
There can be no assurance that the class A exchangeable shares or Brookfield Class A Shares will continue to be qualified investments for Registered Plans.
Our company and Brookfield Asset Management, as applicable, will endeavor to ensure that the class A exchangeable shares and Brookfield Class A Shares, as applicable, continue to be qualified investments for Registered Plans. However, no assurance can be given in this regard. The Tax Act imposes penalties for the acquisition or holding of non-qualified investments by Registered Plans. See “Certain Material Canadian Federal Income Tax Considerations — Eligibility for Investment”.
U.S. Tax Risks
The U.S. federal base erosion and anti-abuse tax may significantly increase our tax liability.
Our U.S. subsidiaries may be subject to the base erosion and anti-abuse tax (“BEAT”). The BEAT operates as a minimum tax and generally is calculated as a percentage (10% for certain taxable years before 2026 and 12.5% thereafter) of the “modified taxable income” of an “applicable taxpayer”. Modified taxable income is calculated by adding back to a taxpayer’s regular taxable income the amount of certain “base erosion tax benefits” with respect to certain payments made to non-U.S. affiliates, as well as the “base erosion percentage” of any net operating loss deductions. The BEAT applies only to the extent it exceeds a taxpayer’s regular corporate income tax liability (determined without regard to certain tax credits) and only in years in which the “base erosion percentage” exceeds a specified percentage. If applicable in any given year, the BEAT may significantly increase the tax liability of our U.S. subsidiaries for such year.

Our company or our non-U.S. subsidiaries may be subject to U.S. federal income taxation in an amount greater than expected, which could have a material adverse effect on our financial condition and operating results.
Our company and certain of its subsidiaries are treated as foreign corporations under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). Any such non-U.S. subsidiary that is considered to be engaged in a trade or business in the United States generally will be subject to U.S. federal income taxation on a net basis on its income that is effectively connected with such U.S. trade or business (including a branch profits tax on the portion of its earnings and profits that is attributable to such income, subject to certain adjustments), unless otherwise provided under an applicable income tax treaty. In addition, a non-U.S. subsidiary generally will be subject to U.S. federal income taxation on a gross basis on certain U.S.-source income, as well as a U.S. federal excise tax on certain premiums earned on insurance with respect to U.S. risks that are not effectively connected with a U.S. trade or business, unless otherwise provided under an applicable income tax treaty.
We expect each of our non-U.S. subsidiaries to operate in a manner that will not cause it to be treated as engaged in a trade or business within the United States or, if applicable under an income tax treaty, engaged in a trade or business in the United States through a permanent establishment. However, the potential application of the BEAT (discussed above), the complex application of the rules for determining the U.S. federal income tax liability of a corporation under U.S. federal income tax reform legislation signed into law on December 22, 2017 (the “Tax Cuts and Jobs Act”), and other factors, including any future tax legislation, may cause some or all of the non-U.S. subsidiaries to conduct business differently. Moreover, there is considerable uncertainty as to when a foreign corporation is engaged in a trade or business within the United States and as to what constitutes a permanent establishment under the applicable tax treaties.
Based on such uncertainty, there can be no assurance that the U.S. Internal Revenue Service (the “IRS”) will not contend successfully that one or more of our non-U.S. subsidiaries is engaged in a trade or business (or carrying on business through a permanent establishment) in the United States. If one or more of the non-U.S. subsidiaries were treated as engaged in a trade or business (or carrying on business through a permanent establishment) in the United States, then such non-U.S. subsidiaries could be subject to U.S. federal income taxation on the portion of their net income treated as effectively connected with a U.S. trade or business (or their business profits attributable to a U.S. permanent establishment), as well as the U.S. branch profits tax. Any such U.S. federal income taxation could result in substantial tax liabilities and consequently could have a material adverse effect on our business, financial condition, and operating results.
Changes in U.S. tax law might adversely affect us or our shareholders.
The tax treatment of our company and its subsidiaries may be the subject of future U.S. tax legislation. We cannot predict whether any particular proposed legislation will be enacted or, if enacted, what the specific provisions or the effective date of any such legislation would be, or whether it would have any effect on our company or its subsidiaries. No assurance can be provided that future legislative, administrative, or judicial developments will not result in an increase in the amount of U.S. tax payable by our company, its subsidiaries, or shareholders. Any such developments could have a material and adverse effect on shareholders or our business, financial condition, and operating results.
If our company is classified as a passive foreign investment company, U.S. persons who own class A exchangeable shares could be subject to adverse U.S federal income tax consequences.
If our company is classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, a U.S. Holder (as defined below) who owns class A exchangeable shares could be subject to adverse tax consequences, including a greater tax liability than might otherwise apply, an interest charge on certain taxes deemed deferred as a result of our company’s non-U.S. status, and additional U.S. tax filing obligations, regardless of the number of class A exchangeable shares owned.
In general, a non-U.S. corporation will be a PFIC during a taxable year if (i) 75% or more of its gross income constitutes passive income or (ii) 50% or more of its assets produce, or are held for the production of, passive income. For these purposes, passive income generally includes interest, dividends, and other investment income. However, under an “active insurance” exception, income is not treated as passive if it is derived in the “active conduct” of an insurance business by a “qualifying insurance corporation”. The IRS has issued final and proposed regulations providing guidance on various aspects of the PFIC rules, including the active insurance exception. The proposed regulations will not be effective unless and until they are adopted in final form, although taxpayers generally may rely on the proposed regulations before adoption, provided the proposed regulations are applied consistently.

Based on the current and expected income, assets, and activities of our company, we do not expect our company to be classified as a PFIC for the current taxable year or in the foreseeable future. However, there is significant uncertainty regarding the application of the final and proposed regulations. The IRS has requested comments on several aspects of the proposed regulations governing the active conduct of an insurance business, and it is uncertain when the proposed regulations will be made final or whether the provisions of any final or temporary regulations will vary from the proposed regulations. Moreover, the PFIC determination is made annually at the end of each taxable year and depends on a number of factors, some of which are beyond our company’s control, including the value of our company’s assets and the amount and type of its income. Accordingly, there can be no assurance that our company or any of its non-U.S. subsidiaries will not be classified as a PFIC for any taxable year or that the IRS will agree with our company’s belief regarding its PFIC status. U.S. Holders are urged to consult their tax advisers regarding the application of the PFIC rules, including the final and proposed regulations, with respect to their ownership and disposition of class A exchangeable shares.
If any of our non-U.S. subsidiaries is determined to have related person insurance income, U.S. persons who own class A exchangeable shares may be subject to U.S. federal income taxation on their pro rata share of such income.
If, for U.S. federal income tax purposes, any of our non-U.S. subsidiaries is treated as recognizing “related person insurance income” (“RPII”) in a taxable year and is also treated for such purposes in such taxable year as a “controlled foreign corporation” (an “RPII CFC”), then each U.S. person that owns class A exchangeable shares directly or indirectly through non-U.S. entities as of the last day in such taxable year generally must include in gross income its pro rata share of the RPII, determined as if the RPII were distributed proportionately only to all such U.S. persons, regardless of whether that income is distributed (with certain adjustments). A U.S. Holder that is a tax-exempt organization would be required to treat RPII as unrelated business taxable income.
RPII generally is any income of a non-U.S. corporation attributable to insuring or reinsuring risks of a U.S. person that owns (or is treated as owning) stock of such non-U.S. corporation, or risks of a person that is treated as related to such U.S. person for U.S. federal income tax purposes. However, the RPII rules do not apply to income derived from a non-U.S. insurance subsidiary if (i) direct and indirect insureds and persons related to such insureds, whether or not U.S. persons, are treated as owning (directly or indirectly through entities) less than 20% of the voting power and less than 20% of the value of the shares of such non-U.S. insurance subsidiary or (ii) RPII, determined on a gross basis, is less than 20% of the gross insurance income of such non-U.S. insurance subsidiary for the taxable year. In general, our company believes that its non-U.S. insurance subsidiaries are likely to have operated in such a manner as to qualify for at least one of the foregoing exceptions. However, our company does not track the identity of shareholders or persons who are insured by its subsidiaries for this purpose, and therefore our company has made no formal determination as to whether either of the foregoing exceptions applies to any of its non-U.S. subsidiaries.
In January 2022, the IRS issued proposed regulations providing guidance on certain aspects of the determination of RPII, including RPII arising from insurance coverage of a person related to a U.S. shareholder of a RPII CFC, as well as certain “cross-insurance” arrangements. Although we continue to evaluate the implications of the proposed regulations, we do not expect the proposed regulations, if finalized as proposed, to cause U.S. Holders to be treated as earning RPII.
The application of the RPII rules to U.S. Holders is subject to uncertainty. Accordingly, there can be no assurance that the above RPII rules will not apply or that the IRS will agree with our company’s conclusions regarding the application of the RPII rules. U.S. Holders are urged to consult their tax advisers regarding the application of the RPII rules, including the proposed regulations, with respect to their ownership and disposition of class A exchangeable shares.
U.S. persons who sell or otherwise dispose of class A exchangeable shares in a taxable transaction may be required to treat gain as ordinary income for U.S. federal income tax purposes and comply with certain reporting requirements.
In general, if a U.S. person sells or taxably disposes of shares of a non-U.S. corporation that would be taxed under the provisions of the Code applicable to U.S. insurance companies if it were a U.S. corporation, and the non-U.S. corporation is (or would be but for certain exceptions) treated as an RPII CFC, then any gain realized on the disposition may be recharacterized as a dividend to the extent of the U.S. person’s share of the corporation’s undistributed earnings and profits that were accumulated during the period that the U.S. person owned the shares (possibly whether or not those earnings and profits are attributable to RPII). In addition, the shareholder might be required to comply with certain reporting requirements, regardless of the number of shares owned.

Our company does not directly engage in an insurance or reinsurance business, but it has non-U.S. subsidiaries that do so. Based on the absence of legal authority, there is a strong argument that gain realized upon the disposition of class A exchangeable shares should not be recharacterized as a dividend for U.S. federal income tax purposes under this special rule, because our company is not directly engaged in the insurance business. However, there can be no assurance that the IRS will not successfully assert this tax treatment applies in such circumstances and thus may apply to a U.S. Holder who recognizes taxable gain from the sale or other taxable disposition of class A exchangeable shares. U.S. Holders are urged to consult their tax advisers regarding the application of the foregoing rules to their ownership and disposition of class A exchangeable shares.
We may become subject to U.S. withholding tax under FATCA.
The Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act of 2010 (“FATCA”) impose a 30% withholding tax on “withholdable payments” made to a “foreign financial institution” or a “non-financial foreign entity”, unless such financial institution or entity satisfies certain information reporting or other requirements. Withholdable payments include certain U.S.-source income, such as interest, dividends, and other passive income. We intend to comply with FATCA, so as to ensure that the 30% withholding tax does not apply to any withholdable payments received by our company or any of our non-U.S. subsidiaries. However, no assurance can be provided in this regard. We may become subject to withholding tax or penalties if we are unable to comply with FATCA.
There is U.S. income tax risk associated with reinsurance between U.S. insurance companies and their non-U.S. affiliates.
If a reinsurance agreement is entered into among related parties, the IRS is permitted to reallocate or recharacterize income, deductions, or certain other items, and to make any other adjustment, to reflect the proper amount, source, or character of the taxable income of each of the parties. If the IRS were to successfully challenge our reinsurance arrangements, then our business, financial condition, and operating results could be adversely affected.
The treatment of the class A exchangeable shares for U.S. federal income tax purposes is uncertain.
The U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of class A exchangeable shares depend, in part, on whether the class A exchangeable shares are, for U.S. federal income tax purposes, treated as stock of our company. No authority directly addresses the U.S. federal income tax treatment of a security with terms and related rights similar to the class A exchangeable shares, and therefore the tax treatment of the class A exchangeable shares is uncertain. We treat the class A exchangeable shares as stock of our company for all U.S. federal income tax purposes, but alternative characterizations are possible. For example, the IRS or a court might characterize the class A exchangeable shares and related rights as Brookfield Class A Shares or as a derivative financial instrument, with complex and uncertain tax consequences that could be materially different from the consequences described in this Form 20-F. No assurance can be provided that the IRS or a court will agree with our position that the class A exchangeable shares constitute stock of our company, and the U.S. federal income tax consequences of an alternative characterization of the class A exchangeable shares could be materially adverse to U.S. Holders. U.S. Holders are urged to consult their tax advisers regarding the proper treatment of the class A exchangeable shares for U.S. federal income tax purposes.
The exchange of class A exchangeable shares for Brookfield Class A Shares pursuant to the exercise of the exchange right may result in the U.S. federal income taxation of any gain realized by a U.S. Holder.
In general, a U.S. Holder is expected to recognize capital gain or loss for U.S. federal income tax purposes upon the exchange of class A exchangeable shares for Brookfield Class A Shares pursuant to the exercise of the exchange right equal to the difference between the amount realized upon the exchange and the holder’s adjusted tax basis in the class A exchangeable shares. The amount realized will equal the amount of cash, if any, plus the fair market value of the Brookfield Class A Shares received upon exercise of the exchange right.
ITEM 4.    INFORMATION ON THE COMPANY

4.A    HISTORY AND DEVELOPMENT OF THE COMPANY
Overview
Our company was formed on December 10, 2020 under the Bermuda Act as an exempted company limited by shares. Our company was established by Brookfield Asset Management to own and operate a leading reinsurance business focused on providing capital-based and annuity solutions to insurance and reinsurance companies and PRT products for pension plan sponsors. In doing so, we seek to match long-duration liabilities with a portfolio of high-quality investments in order to generate attractive, risk-adjusted returns within our business. We leverage our relationship with Brookfield in order to opportunistically source new business and deploy our capital in assets that are tailored to our investment needs. Our relationship with Brookfield provides us with access to a diverse mix of leading alternative investment strategies that we believe are well-suited for this purpose.
The class A exchangeable shares are listed on the NYSE and the TSX under the symbol “BAMR”.
We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information relating to our company. The site is located at http://www.sec.gov. Similar information can also be found on our website at https://bamr.brookfield.com. In addition to carefully considering the disclosure made in this 20-F, shareholders are strongly encouraged to carefully review Brookfield Asset Management’s periodic reporting. Brookfield Asset Management is required to file reports, including annual reports on Form 40-F, and other information with the SEC. Brookfield Asset Management’s SEC filings are available to the public from the SEC’s website noted above. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedar.com. Information about Brookfield Asset Management, including its SEC filings, is also available on its website at https://brookfield.com. The information found on, or accessible through, our or Brookfield Asset Management’s website does not form part of this 20-F. See also Item 10.H “Documents on Display”.
Recent Developments
Spin Off of Our Business
On June 28, 2021, our company was spun off of Brookfield Asset Management by way of a special dividend, pursuant to which each holder of Brookfield Class A Shares and Brookfield Class B Shares of record as of June 18, 2021 received one class A exchangeable share for every 145 Brookfield Class A Shares and Brookfield Class B Shares held (the “Spin Off”). The class A exchangeable shares commenced trading on the TSX and on the NYSE under the symbol “BAMR” on June 28, 2021.
American National
On August 9, 2021, we announced that we had entered into an agreement to acquire American National at a price of $190 per share, for total consideration of approximately $5.1 billion (the “American National Acquisition”).
American National is the parent company of the American National companies, including American National Insurance Company, which was founded in 1905 and is headquartered in Galveston, Texas. American National offers a broad line of products and services, which include life insurance, annuities, health insurance, credit insurance, pension products and property and casualty insurance for personal lines, agribusiness and certain commercial exposures. The American National companies operate in all 50 states. Following closing of the American National Acquisition, American National will become the platform for our company’s direct insurance operations in the U.S., including origination of life, annuity and property and casualty insurance policies.
The American National Acquisition is expected to close in the first half of 2022, subject to receipt of U.S. state insurance regulatory approvals and other customary closing conditions. The consideration will be funded by our company through a combination of $1.5 billion of committed debt financing provided by a syndicate of banks led by Bank of Montreal and Royal Bank of Canada and an equity commitment from Brookfield.

AEILIC Strategic Partnership
On June 24, 2021, we acquired 9,106,042 common shares of AEL Holdings from Brookfield, together with the right under the AEL Investment Agreement to acquire additional shares of common stock of AEL Holdings in order to increase our equity interest to up to 19.9% (and not less than 15%) of the issued and outstanding shares of common stock of AEL Holdings. On June 10, 2021, our company was issued 3,021 restricted common stock of AEL Holdings as compensation for director services provided by Sachin Shah, the CEO of our company to AEL Holdings. On January 7, 2022, we purchased an additional 6,775,000 shares of common stock of AEL Holdings, bringing our total combined equity interest in AEL Holdings to approximately 16%. We acquired the additional shares of AEL Holdings at a price of $37.33 per share, being the adjusted book value of AEL Holdings as of September 30, 2021, for total consideration of approximately $253 million.
On October 11, 2021, we announced the closing of our previously-announced transaction to reinsure up to $10 billion of annuity products issued by AEILIC, a subsidiary of AEL Holdings. Under the agreement, our company has reinsured a block of approximately $4 billion of in-force policies and has agreed to reinsure up to an additional approximately $6 billion of AEL Holding’s “IncomeShield” or other mutually agreed liabilities issued by AEILIC on a flow basis. As of December 31, 2021, we had reinsured approximately $400 million of liabilities on a flow basis under the agreement.
Board Appointments
In November 2021, our company announced the appointment of Lars Rodert, Dr. Soonyoung Chang, Barry Blattman and Jay Wintrob to its board of directors. Mr. Rodert is the founder and CEO of ÖstVäst Capital Management, and has held a number of senior roles across the investment management industry, including serving as a Global Investment Manager for IKEA Treasury. Dr. Chang serves as a Senior Advisor to the Investment Corporation of Dubai, providing strategic counsel and lending his global perspective to the investment arm of the Dubai Government. Mr. Blattman is Vice Chair of Brookfield Asset Management, focusing on senior, strategic client and business relationships, and contributes to general business development and transaction strategy globally. Mr. Wintrob is Chief Executive Officer of Oaktree Capital Management, and prior to joining Oaktree, served as the President and Chief Executive Officer of AIG Life and Retirement, the U.S.-based life and retirement services segment of American International Group, Inc.
4.B    BUSINESS OVERVIEW
Overview
We operate a reinsurance business focused on providing capital-based solutions and annuity to insurance and reinsurance companies and PRT products for pension plan sponsors. In doing so, we seek to match long-duration liabilities with a portfolio of high quality investments in order to generate attractive, risk adjusted returns within our business. We currently operate under two segments: reinsurance of annuity and asset-intensive life insurance products, which we refer to as our reinsurance business, and PRT for Canadian pension plan sponsors, which we refer to as our PRT business.
Following closing of the American National Acquisition, we expect that American National will become the primary platform for our third segment: direct origination of life, annuity and property and casualty insurance policies, which we refer to as U.S. direct insurance.
Reinsurance
Our reinsurance business is currently operated through North End Re. Within our reinsurance business, we are focused primarily on the reinsurance of annuity-based products and will primarily seek to reinsure annuity-based products for direct insurers and other reinsurers operating in North America and Western Europe. Over time, we may also look for opportunities to expand our reinsurance business to cover other longer-duration products such as life insurance and structured settlements. As of December 31, 2021, we had entered into contracts to reinsure up to approximately $12 billion of annuity liabilities, inclusive of our agreement to reinsure up to $10 billion of long-dated annuity liabilities of AEILIC.

Annuities are insurance contracts that provide a defined income stream, typically for retirement planning. Policyholders deposit money with an insurance company in return for a fixed stream of cash flows either immediately or in the future. Reinsurance is an arrangement whereby an insurance company, the reinsurer, agrees to indemnify another insurance company, referred to as the ceding company or cedant, for all or a portion of the insurance risks that are underwritten by the ceding company. Reinsurance serves multiple purposes, including to (1) transfer insurance risk off of a ceding company’s balance sheet, enabling it to more efficiently manage balance sheet capacity to increase the volume of business it can underwrite (2) stabilize a ceding company’s operating results, (3) assist the cedant in achieving applicable regulatory requirements, and (4) optimize the overall financial strength and capital structure of the cedant.
Reinsurance may be structured as a block transaction, pursuant to which a reinsurer contractually assumes assets and liabilities associated with an in-force book of business, or as a flow arrangement, pursuant to which a reinsurer contractually agrees to assume assets and liabilities for future business.
We primarily seek to reinsure three types of annuity products: fixed annuities, fixed index annuities and payout annuities.
Fixed Annuities
A FA is a type of insurance contract that provides a fixed rate of investment return (often referred to as a crediting rate) for a specified period of time. Fixed rate reset annuities have a crediting rate that is typically guaranteed for a period of one year, after which insurers are able to change the crediting rate at their discretion, generally to any rate at or above a previously guaranteed minimum rate.
Insurers earn income on FA contracts by generating a net investment spread, which is based on the difference between income earned on the investments supporting the liabilities and the crediting rate owed to customers.
Fixed Index Annuities
A FIA is an insurance contract in which the policyholder makes one or more premium deposits that earn interest at a crediting rate based on a specified market index. Policyholders are entitled to recurring or lump sum payments for a specified period of time. FIAs provide policyholders with the ability to earn interest without significant downside risk to their principal balance. A market index tracks the performance of a specific group of stocks or other assets representing a particular segment of the market, or in some cases, an entire market. A policyholder’s crediting rate in relation to a market index is based on the change in the relevant market index, subject to a pre-defined cap (a maximum rate that may be credited), spread (a credited rate determined by reducing a specific rate from the index return) and/or a participation rate (a credited rate equal to a percentage of the index return).
Insurers earn income on FIA contracts based on a net investment spread, which is the difference between income generated on investments supporting the liabilities and the interest that is credited to policyholders.
Payout Annuities
A payout annuity is an income-generating insurance product. In exchange for a lump sum premium, the policyholder receives a series of guaranteed income payments for one lifetime, two lifetimes or a specified period of time.
Insurers earn income on payout annuity contracts based on a net investment spread, which is the difference between income generated on investments supporting the liabilities and the interest that is credited to policyholders.
Life Insurance
Although our reinsurance business is currently focused primarily on annuity-based products, in the future we may look to expand our reinsurance business to cover other longer-duration products, including life insurance. Life insurance is a contract between an insurer and the insured person in which the insurer guarantees payment of a death benefit to named beneficiaries in exchange for premiums paid by the insured person. Insurers generate income based upon the income earned on assets invested in connection with the policy, relative to the cost of administration and the death benefit paid.

Pension Risk Transfer
Today, our PRT business is operated through BAC, a Canadian domiciled, licensed and regulated direct life insurance company that provides PRT solutions to organizations across Canada. BAC is led by a team of experts with an average of over 25 years of experience in group annuities, pensions, insurance and investments. BAC was incorporated in August 2016 as a wholly-owned indirect subsidiary of Brookfield Asset Management and wrote its first group annuity policy in the first quarter of 2017. As of December 31, 2021, BAC had approximately $2.5 billion of policyholder reserves.
PRT is the transfer by a corporate sponsor of the risks (or some of the risks) associated with the sponsorship and administration of a pension plan, in particular, investment risk and longevity risk, which is the risk of an increase in life expectancy of plan beneficiaries. These risks can be transferred either to an insurer like us through a group annuity transaction, or to an individual through a lump sum settlement payment. PRT using insurance typically involves a single premium group annuity contract that is issued by an insurer, permitting the corporate pension plan sponsor to discharge certain pension plan liabilities from its balance sheet.
A PRT insurance transaction may be structured as either a buy-out annuity or a buy-in annuity. Under a buy-out annuity, a direct insurer enters into a group annuity contract with the plan sponsor and assumes the liability to fund, administer and pay benefits covered under the contract directly to the individual pension plan members covered under the contract. Under a buy-in annuity, the insurer enters into a group annuity contract with the plan sponsor and is liable to fund and pay the benefits covered under the contract to the pension plan fund, with the plan sponsor retaining the liability to administer and pay pension benefits to plan members. In both cases, the insurer assumes the investment and longevity risk.
Insurers earn income on buy-out and buy-in group annuities by generating a net investment spread, which is based on the difference between income earned on the investments supporting the annuity contract and the cost of the pension liabilities assumed.
U.S. Direct Insurance
Following closing of the American National Acquisition, we expect that American National will become the platform for our third primary operating line: direct origination of life, annuity and property and casualty insurance policies, which we refer to as U.S. direct insurance. American National has conducted business from its headquarters in Galveston, Texas since 1905. Its core business segments currently are life insurance, annuities, and property and casualty insurance. It also offers limited health insurance. American National provides personalized service to approximately six million policyholders throughout the United States, the District of Columbia, and Puerto Rico.
Investment Strategy
Our ability to match long-duration liabilities with a portfolio of high-quality investments is integral to our overall strategy. We leverage our strategic relationship with Brookfield in order to gain access to higher-yielding alternative assets that are well-matched to our long-duration liabilities and in turn earn attractive risk-adjusted returns within our business.
Brookfield is a leading global alternative asset manager with a history spanning more than 100 years. Brookfield has approximately $690 billion of assets under management across a broad portfolio of real estate, infrastructure, renewable power, private equity and credit. Its $364 billion in fee-bearing capital is invested on behalf of some of the world’s largest institutional investors, sovereign wealth funds and pension plans, along with thousands of individuals. Inclusive of Oaktree, in which Brookfield owns an approximate 62% interest, Brookfield manages approximately $150 billion of assets across its credit products, which includes both liquid and private alternative strategies.
Brookfield provides our operating subsidiaries with a full suite of services relating to our investment portfolios, including direct investment management, asset allocation and portfolio optimization, direct origination and investment structuring and various associated support services including investment compliance, accounting, reporting, tax and legal. We receive these services from Brookfield under the terms of the investment management agreements between Brookfield and our operating subsidiaries. See “Relationship with Brookfield — Investment Management Agreements”.

In sourcing investment opportunities for our company, Brookfield takes into consideration the unique characteristics of our business, including the nature of our liabilities, our overall risk tolerance and the macroeconomic environment in which we operate. In its capacity as investment manager, Brookfield is bound at all times by the investment guidelines attaching to our various investment accounts, which are set by our operating companies in consideration of the specific legal, contractual and commercial requirements of such accounts in addition to our overall investment objectives.
Competition
Our business faces competition from both well established players and new entrants in the industry, including insurance and reinsurance companies, financial institutions and traditional and alternative asset managers. The reinsurance market is increasingly competitive as interest rates at historical lows globally and traditional life and annuity insurance providers are challenged to find places to invest into stable, income-oriented investment products using their existing investment capabilities and are looking to external parties to reinsure existing liabilities. Competition within our annuities reinsurance business includes other insurance and reinsurance companies, larger-scale pension plans and asset management firms that provide long duration capital.
In the PRT market in Canada, there are currently six large-scale national institutions who we consider competitors, and there is the potential for the entry of global insurers into the Canadian market. Our competition includes life and annuity companies and diversified financial institutions.
There is also growing competition in the pursuit of inorganic growth through investments and/or strategic partnerships in insurers and reinsurers. Overall, we face competition from other well-capitalized insurance companies, financial institutions and alternative asset managers looking to grow through direct investment and platform acquisitions. We believe our history of executing on complex, large scale transactions, including our strategic investments in AEILIC and American National, together with our relationship with Brookfield, its strong reputation with financial regulators and potential counterparties, and its extensive track record of sourcing and executing complex transactions provides us with a competitive advantage over others in this space.
Financial Strength and Credit Rating
Financial strength and credit ratings are an important competitive factor in the insurance and reinsurance industries. They directly affect our company’s ability to access funding and the related cost of borrowing, the attractiveness of our products to customers and our attractiveness as a reinsurer to potential ceding companies and requirements for derivatives collateral posting. Ratings are subject to revision or withdrawal at any time by the assigning ratings organization. Financial strength ratings are directed toward policyholders and not holders of securities, and are not a recommendation to buy, sell or hold securities, and each rating should be evaluated independently of any other rating.
As of December 31, 2021, A.M. Best had issued credit or financial strength ratings and outlook statements regarding us as follows:

Company	Financial Strength Rating	Issuer Credit Rating	Outlook
BAM Re Holdings Ltd.	A -	a -	Stable
Brookfield Annuity Company	A -	a -	Stable
North End Re (Cayman) SPC	A -	a -	Stable
North End Re Ltd.	A -	a -	Stable
Regulatory Framework
Our reinsurance business currently operates through North End Re. NER Ltd. is subject to and must comply with all applicable Bermuda law and is subject to regulation and supervision by the BMA and compliance with Bermuda insurance statutes and regulations. NER SPC is subject to regulation and supervision by CIMA and compliance with all applicable Cayman Islands’ laws, including Cayman Islands’ insurance statutes, regulations and CIMA published policies, procedures and guidance.

Our PRT business, operating through our Canadian insurer BAC, is subject to regulation and supervision by The Office of the Superintendent of Financial Institutions (Canada) (“OSFI”), and compliance with all applicable Canadian law and federal, provincial and territorial insurance statutes and regulations.
A summary of certain of the laws, regulations and frameworks to which we are currently subject is set forth below. Following closing of the American National Acquisition, our U.S. Direct Insurance business will be subject to regulation by certain U.S. state insurance regulators.
Bermuda
The Bermuda Insurance Act regulates the insurance business of Bermuda reinsurance entities and provides that no person may carry on any insurance business in or from within Bermuda unless registered as an insurer under such act by the BMA. The BMA is required by the Bermuda Insurance Act to determine whether the applicant is a fit and proper body to be engaged in the insurance business and, in particular, whether it has, or has available to it, adequate knowledge and expertise to operate an insurance business.
The continued registration of an insurer is subject to the insurer complying with the terms of its registration and such other conditions as the BMA may impose from time to time. The Bermuda Insurance Act also grants to the BMA powers to supervise, investigate and intervene in the affairs of insurance companies.
The Bermuda Insurance Act imposes on Bermuda insurance companies solvency standards as well as auditing and reporting requirements.
NER Ltd. is registered under the Bermuda Insurance Act to carry on long-term business, generally defined to include life, annuity and accident and health insurance, as a Class E insurer. Class E is the license class for long-term insurers and reinsurers with total assets of more than $500 million that are not registrable as a single-parent or multi-owner long-term captive insurer or reinsurer. NER Ltd. is not licensed to conduct general business and has not sought authorization as reinsurer in any state or jurisdiction of the U.S.
Cancellation of Insurer’s Registration
The BMA is entitled to cancel the registration of NER Ltd. if it fails to comply with its obligations under the Bermuda Insurance Act, or if the BMA believes that NER Ltd. has not been carrying on business in accordance with sound insurance principles.
Public Disclosure
The BMA requires all commercial insurers and insurance groups, subject to certain exceptions, to prepare and publish a financial condition report on their website.
Non-insurance Business
Class E insurers are not permitted to engage in non-insurance business unless such non-insurance business is ancillary to its core business. Non-insurance business means any business other than insurance business and includes carrying on investment business, managing an investment fund as operator, carrying on business as a fund administrator, carrying on banking business, underwriting debt or securities or otherwise engaging in investment banking, engaging in commercial or industrial activities and carrying on the business of management, sales or leasing of real property.
Annual Financial Statements, Annual Statutory Financial Return and Annual Capital and Solvency Return
Class E insurers must file annual statutory financial statements, a capital and solvency return and annual audited financial statements within four months of the end of each fiscal year, unless such deadline is specifically extended. The Bermuda Insurance Act also prescribes rules for the preparation and substance of statutory financial statements, which include detailed information and analysis regarding premiums, claims, reinsurance and investments of the insurer.

Fit and Proper Controllers
The BMA maintains supervision over the “controllers” of all registered insurers in Bermuda. For these purposes, a “controller” includes (1) the managing director of the registered insurer or its parent company, (2) the chief executive of the registered insurer or of its parent company, (3) a shareholder controller, and (4) any person in accordance with whose directions or instructions the directors of the registered insurer or its parent company are accustomed to act.
The definition of shareholder controller is set out in the Bermuda Insurance Act but generally refers to (1) a person who holds 10% or more of the shares carrying rights to vote at a shareholders’ meeting of the registered insurer or its parent company, (2) a person who is entitled to exercise 10% or more of the voting power at any shareholders’ meeting of such registered insurer or its parent company or (3) a person who is able to exercise significant influence over the management of the registered insurer or its parent company by virtue of its shareholding or its entitlement to exercise, or control the exercise of, the voting power at any shareholders’ meeting.
Under the Bermuda Insurance Act, shareholder controller ownership is defined as follows:

Actual Shareholder Controller Voting Power	Defined Shareholder Controller Voting Power
10% or more but less than 20%	10%
20% or more but less than 33%	20%
33% or more but less than 50%	33%
50% or more	50%
Where the shares of a registered insurer, or the shares of its parent company, are traded on a recognized stock exchange, and such shareholder becomes a 10%, 20%, 33%, or 50% shareholder controller of the insurer, that shareholder shall, within 45 days, notify the BMA in writing that such shareholder has become, or as a result of a disposition ceased to be, a controller of any such category.
Any person or entity who contravenes the Bermuda Insurance Act by failing to give notice or knowingly becoming a controller of any description before the required 45 days has elapsed is guilty of an offense under Bermuda law and liable to a fine of $25,000 on summary conviction.
The BMA may file a notice of objection to any person or entity who has become a controller of any category when it appears that such person or entity is not, or is no longer, fit and proper to be a controller of the registered insurer. Before issuing a notice of objection, the BMA is required to serve upon the person or entity concerned a preliminary written notice stating the BMA’s intention to issue formal notice of objection. Upon receipt of the preliminary written notice, the person or entity served may, within 28 days, file written representations with the BMA which shall be taken into account by the BMA in making its final determination. Any person or entity who continues to be a controller of any description after having received a notice of objection is guilty of an offense and liable on summary conviction to a fine of $25,000 (and a continuing fine of $500 per day for each day that the offense is continuing) or, if convicted on indictment, to a fine of $100,000 and/or 2 years in prison.
Notification of Material Changes
All registered insurers are required to give notice to the BMA of their intention to effect a material change within the meaning of the Bermuda Insurance Act. For the purposes of the Bermuda Insurance Act, the following changes are material: (1) the transfer or acquisition of insurance business, including portfolio transfers or corporate restructurings, pursuant to a court-approved scheme of arrangement under Section 25 of the Bermuda Insurance Act or Section 99 of the BCA, (2) the amalgamation with or acquisition of another firm, (3) engaging in unrelated business that is retail business, (4) the acquisition of a controlling interest in an undertaking that is engaged in non-insurance business which offers services and products to persons who are not affiliates of the insurer, (5) outsourcing all or substantially all of the company’s actuarial, risk management, compliance or internal audit functions, (6) outsourcing all or a material part of an insurer’s underwriting activity, (7) the transfer other than by way of reinsurance of all or substantially all of a line of business, (8) the expansion into a material new line of business, (9) the sale of an insurer and (10) outsourcing of an “officer” role, as such term is defined by the Bermuda Insurance Act.

As a Class E insurer, NER Ltd. may not take any steps to give effect to a material change unless they have first served notice on the BMA that they intend to effect such material change and before the end of 30 days, either the BMA has notified NER Ltd. in writing that the BMA has no objection to such change or that period has lapsed without the BMA having issued a notice of objection.
Before issuing a notice of objection, the BMA is required to serve upon the insurer a preliminary written notice stating the BMA’s intention to issue formal notice of objection. Upon receipt of the preliminary written notice, the insurer may, within 28 days, file written representations with the BMA, which the BMA would take into account in making its final determination.
Supervision, Investigation and Intervention
The BMA may appoint an inspector with powers to investigate the affairs of an insurer if the BMA believes that an investigation is required in the interests of the insurer’s policyholders or potential policyholders. In order to verify or supplement information otherwise provided to the inspector, the BMA may direct an insurer to produce documents or information relating to matters connected with its business.
If it appears to the BMA that there is a risk of an insurer becoming insolvent, or that it is in breach of the Bermuda Insurance Act or any conditions imposed upon its registration, the BMA may, among other things, direct the insurer (1) not to take on any new insurance business, (2) not to vary any insurance contract if the effect would be to increase its liabilities, (3) not to make certain investments, (4) to liquidate certain investments, (5) to maintain or transfer to the custody of a specified bank, certain assets, (6) not to declare or pay any dividends or other distributions or to restrict the making of such payments, (7) to limit its premium income, (8) not to enter into any specified transaction with any specified persons or persons of a specified class, (9) to provide the BMA with such financial information regarding the insurer as the BMA may request, (10) to obtain the opinion of an actuary loss reserve specialist for submission to the BMA, and (11) to remove a controller or officer.
Exchange Control
The permission of the BMA is required, pursuant to the provisions of the Exchange Control Act 1972 and related regulations, for all issuances and transfers of shares of Bermuda companies to or from a non-resident of Bermuda for exchange control purposes, other than in cases where the BMA has granted permission. The BMA, in its notice to the public dated June 1, 2005, granted a general permission on which we intend to rely, for the issue and subsequent transfer of securities of a Bermuda company from and/or to a non-resident of Bermuda for exchange control purposes in a number of circumstances, including for so long as any shares of the company entitled to vote for or appoint one or more directors of the company are listed on an “Appointed Stock Exchange” (which includes the NYSE and the TSX).
Economic Substance Act 2018
Similar to the economic substance legislation in the Cayman Islands, in December 2018, the Bermuda ESA came into effect in Bermuda. Under the provisions of the Bermuda ESA, every Bermuda registered entity, other than an entity which is resident for tax purposes in certain jurisdictions outside of Bermuda, that carries on as a business any one or more “relevant activities” referred to in the Bermuda ESA must satisfy economic substance requirements by maintaining a substantial economic presence in Bermuda. Under the Bermuda ESA, insurance or holding entity activities (both as defined in the Bermuda ESA and Economic Substance Regulations 2018) are relevant activities. To the extent that the Bermuda ESA applies to any of our entities registered in Bermuda, we will be required to demonstrate compliance with economic substance requirements by filing an annual economic substance declaration with the Registrar of Companies in Bermuda.
Any entity that must satisfy economic substance requirements but fails to do so could face automatic disclosure to competent authorities in the European Union of the information filed by the entity with the Bermuda Registrar of Companies in connection with the economic substance requirements and may also face financial penalties, restriction or regulation of its business activities and/or removal from the list of registered entities in Bermuda.

Cayman Islands
The Cayman Insurance Act regulates the insurance business of our Cayman Islands reinsurance subsidiary, NER SPC, and provides that no person may carry on any insurance business in or from within the Cayman Islands unless that person holds a license issued by CIMA. CIMA is required by the Cayman Insurance Act to determine whether the business to which the application for a license relates would be carried on by persons who are fit and proper persons to be directors or officers of the licensee and, in particular, whether such persons have adequate knowledge and expertise as CIMA considers appropriate to conduct their respective functions. See “— Fit and Proper Requirements” below.
Regulation under the Cayman Insurance Act is a combination of self-regulation, filings of statutory financial statements and certifications as to compliance with the applicable statutory requirements, together with review and investigation by CIMA in specified circumstances. CIMA has wide powers to examine the affairs of insurance companies, with full access to business and other records of these companies and power to call on the insurance manager to provide any information or explanation.
Fit and Proper Requirements
Applicants must demonstrate that the business to which the application for a license under the Cayman Insurance Act relates will be carried on by persons who are fit and proper persons to carry on their respective functions. In determining whether a person is “fit and proper”, CIMA will consider, among other things, a person’s (a) honesty, integrity and reputation, (b) competence and capability, and (c) financial soundness. CIMA is also bound by the Cayman Insurance Act to consider whether the applicant will be able to comply not only with the requirements of the Cayman Insurance Act but also with the Cayman Islands Anti-Money Laundering Regulations (2020 Revision) (as amended) and to consider whether the applicant employs personnel with the necessary skills, knowledge and experience and maintains appropriate facilities, books and records.
Categories of Insurance Licenses
There are four main categories of insurance licenses: (a) Class A (‘domestic’) insurers; (b) Class B (‘captives’); (c) Class C (‘cat-bond’ or ‘special purpose insurers’); and (d) Class D (‘reinsurers’).
Class B captives are divided into three sub-categories. Class B(i) insurers carry on non-domestic insurance business in respect of which at least 95% of net written premiums will originate from the insurer’s related business. For the purposes of a Class B insurer, “related business” means business which will originate from the insurer’s members or the members of any group with which the insurer is related through common ownership or a common risk management plan, or as is determined by CIMA. For Class B(ii) insurers, the threshold for net premiums written to originate from the insurer’s related business is set at over 50%. In the case of Class B(iii) insurers, 50% or less of the net written premiums originate from related business. NER SPC operates as a licensed Class B(iii) insurer.
A Class B insurer may carry on domestic business if such business forms less than 5% of net written premiums or where CIMA has otherwise granted prior approval. Only exempted companies that have a minimum of two directors may be licensed as Class B insurers.
Cayman ESA
The Cayman ESA came into operation on 1 January 2019. Under the provisions of the Cayman ESA, a Cayman Islands relevant entity (i.e., company incorporated under Cayman Islands company law, overseas company registered under Cayman Islands company law, limited liability company registered under the Limited Liability Companies Act or a partnership registered under the Cayman Islands Limited Liability Partnership Act (2021 Revision)) that carries on as a business activity any one or more of the nine “relevant activities” referred to in the Cayman ESA must satisfy economic substance test by maintaining a substantial economic presence in the Cayman Islands.
Under the Cayman ESA, the business activity of an insurance business (as defined in the Cayman Insurance Act) or a holding company business (as defined in the Cayman ESA) are regarded as relevant activities for the purposes of the Cayman ESA. To the extent that the Cayman ESA applies to any of our entities registered in the Cayman Islands, we are required to demonstrate compliance with economic substance test by filing an annual economic substance declaration with the relevant registrar in the Cayman Islands within twelve months after the last day of the end of each financial year.

A relevant entity failing to satisfy the economic substance test may be subject to monetary penalties and to an order from the Grand Court upon receipt of an application from the relevant register (i.e., in the case of a company, the registrar of companies) for subsequently failing to satisfy the economic substance test for consecutive financial reporting periods.
Canada
BAC is governed by the Insurance Companies Act (Canada) (“ICA”). The ICA is administered, and activities of BAC are supervised, by OSFI, the primary regulator of Canadian federal financial institutions.
The ICA requires the filing of annual and other reports on the financial condition of insurance companies, provides for periodic examinations of insurance companies’ affairs, imposes restrictions on transactions with related parties, and sets out requirements governing certain aspects of insurance companies’ businesses.
OSFI has extensive powers to intervene in the affairs of regulated insurance companies, including the power to request information or documents, to conduct investigations, to require that appropriate actions are taken to address issues identified by OSFI and to levy fines. OSFI may intervene and assume control of an insurance company governed by the ICA if OSFI deems that the amount of the company’s available capital is not sufficient.
Investment Powers
Under the ICA, BAC must maintain a prudent portfolio of investments and loans, subject to certain overall limitations on the amount it may invest in certain classes of investments. Additional restrictions (and in some cases, the need for regulatory approvals) limit the type of investment that BAC can make in excess of 10% of the voting rights or 25% of the equity of any entity.
Restrictions on Shareholder Dividends and Capital Transactions
The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing an insurance company does not have adequate capital and adequate and appropriate forms of liquidity, or declaration or the payment of the dividend would cause the insurance company to be in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the company by the Superintendent. The ICA also requires an insurance company to notify the Superintendent of the declaration of a dividend at least 15 days prior to the date fixed for its payment. There is no current intention that BAC will pay dividends.
The ICA also prohibits the purchase for cancellation of shares issued by an insurance company or the redemption of redeemable shares or other similar capital transactions, if there are reasonable grounds for believing that the company does not have, or the payment would cause the company not to have, adequate capital or liquidity, or upon any direction made by the Superintendent. Further, any redemption or purchase for cancellation of shares issued by an insurance company or similar capital transactions are prohibited without the prior approval of the Superintendent.
Constraints on Shares
The ICA contains restrictions on the purchase or other acquisition, issue, transfer and voting of the shares of BAC. Pursuant to these restrictions, no person is permitted to acquire any shares of BAC if the acquisition would cause the person to have a “significant interest” in any class of shares of BAC, unless the prior approval of the Minister of Finance (Canada) is obtained. In addition, BAC is not permitted to record in its securities register any transfer or issue of shares if the transfer or issue would cause the person to have a “significant interest” in BAC.
A person has a significant interest in a class of shares of BAC where the aggregate of any shares of that class beneficially owned by that person, any entity controlled by that person and by any person associated or acting jointly or in concert with that person exceeds 10% of all the outstanding shares of that class of shares of BAC.

If a person contravenes these restrictions, the Minister of Finance may, by order, direct such person to dispose of all or any portion of those shares. In addition, the ICA prohibits life insurance companies, including BAC, from recording in its securities register a transfer or issue of any share to Her Majesty in right of Canada or of a province, an agent or agency of Her Majesty, a foreign government or an agent or agency of a foreign government and provides further that no person may exercise the voting rights attached to those shares of an insurance company. The ICA exempts from such constraints certain foreign financial institutions which are controlled by foreign governments and eligible agents provided certain conditions are satisfied.
Provincial/Territorial Insurance Regulation
In Canada, life insurance is also subject to regulation and supervision in each province and territory in Canada. Provincial/territorial insurance regulation is primarily concerned with market conduct matters, the rights and obligations under insurance contracts, and the licensing and oversight of insurance intermediaries. In addition to those regulations, guidelines adopted by the Canadian Life and Health Insurance Association govern several aspects of BAC’s business.
4.C    ORGANIZATIONAL STRUCTURE
Organizational Chart
The following diagram provides an illustration of the simplified corporate structure of our company and its significant subsidiaries.

Public
BAM Re Partners Trust[2]
Brookfield Asset Management Inc.[1]
Brookfield Asset Management Reinsurance Partners Ltd.[3]
BAMR Holdings Ltd.[3]
BAM Re Holdings Ltd.[3]
Brookfield Annuity[5] Holdings Inc.
NER SPC[4]
NER Ltd.[3]
BAMR US Holdings (Bermuda) I Ltd.[3]
BAC[5]
American National[6 7]

1 — Jurisdiction of formation is the Province of Ontario, Canada. Brookfield Asset Management holds all of our class C shares, giving it the residual economic interest in our company.
2 — Holders of our class B shares, all of which are held through the BAM Re Partnership, are entitled to elect half of our board and approve all other matters requiring shareholder approval.
3 — Jurisdiction of formation is Bermuda. All subsidiaries of our company are 100% owned directly or indirectly by our company.
4 — Jurisdiction of formation is Cayman Islands. NER SPC holds an approximately 16% equity interest in AEL Holdings. See “Our Business — Recent Developments”.
5 — Jurisdiction of formation is Canada.
6 — Jurisdiction of formation is the State of Delaware, United States.
7 — Assumes completion of the American National Acquisition.

Our company
Our company is an exempted company limited by shares incorporated under the laws of Bermuda on December 10, 2020 under the laws of Bermuda. Our head and registered office is located at Wellesley House South, 2nd Floor, 90 Pitts Bay Road, Pembroke, HM08, Bermuda and our telephone number is 441 294-3316.
Our company was established by Brookfield to own and operate a leading reinsurance business focused on providing capital-based solutions to insurance companies and their stakeholders.
The class A exchangeable shares are listed on the TSX and the NYSE under the symbol “BAMR”.
The Brookfield Class A Shares are traded on the TSX under the symbol “BAM.A” and the NYSE under the symbol “BAM”. Brookfield Asset Management’s head and registered office is located at Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3. For more information regarding Brookfield Asset Management, see Item 7.B “Related Party Transactions” and Item 10.H “Documents on Display” for how you can obtain more information on Brookfield Asset Management.
Each class A exchangeable share is structured with the intention of providing an economic return equivalent to one Brookfield Class A Share. Each class A exchangeable share is exchangeable at the option of the holder for one Brookfield Class A Share or its cash equivalent (the form of payment to be determined at the election of Brookfield Asset Management), subject to certain limitations as more fully described in this Form 20-F. Brookfield Asset Management currently intends to satisfy any exchange requests on the class A exchangeable shares through the delivery of Brookfield Class A Shares rather than cash. It is expected that each class A exchangeable share will continue to receive distributions at the same time and in the same amount per share as the cash dividends paid on each Brookfield Class A Share, as more fully described in Item 10.B “Memorandum and Articles of Association”. We therefore expect that the market price of our class A exchangeable shares should be impacted by the market price of the Brookfield Class A Shares and the business performance of Brookfield Asset Management. However, there are certain material differences between the rights of holders of class A exchangeable shares and holders of the Brookfield Class A Shares under the governing documents of our company and Brookfield Asset Management and applicable law, such as the right of holders of class A exchangeable shares to request an exchange of their class A exchangeable shares for an equivalent number of Brookfield Class A Shares or its cash equivalent (the form of payment to be determined at the election of Brookfield Asset Management), the redemption right of our company, subject to the consent of Brookfield Asset Management, and the right of Brookfield Asset Management to require us to commence a liquidation of the company upon the occurrence of certain events. These material differences are described in the section entitled Item 10.B “Memorandum and Articles of Association”.
Brookfield Asset Management
Brookfield Asset Management is a leading global alternative asset manager with a 120-year history and approximately $690 billion in assets under management across real estate, infrastructure, renewable power and transition, private equity and credit. Brookfield Asset Management owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield Asset Management offers a range of alternative investment products to investors around the world - including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. The Brookfield Class A Shares are listed on the NYSE and TSX under the symbols “BAM” and “BAM.A”, respectively.
Brookfield Asset Management was formed by articles of amalgamation dated August 1, 1997 and is organized pursuant to articles of amalgamation under the OBCA dated January 1, 2005. Brookfield Asset Management’s head and registered office is located at Brookfield Place, 181 Bay Street, Suite 300, P.O. Box 762, Toronto, Ontario M5J 2T3.

Price Range and Trading Volume of Brookfield Class A Shares
The Brookfield Class A Shares are listed and posted for trading on the TSX under the symbol “BAM.A”. The following table sets forth the price ranges (after accounting for the effect of special dividend) and trading volumes of the Brookfield Class A Shares as reported by the TSX for the periods indicated, in Canadian dollars:

	Brookfield Class A Shares
	High (C$)	Low (C$)	Volume
2022
January 1, 2022 – March 21, 2022	76.04	64.26	98,356,804
2021
January 1, 2021 - March 31, 2021	57.72	48.34	125,109,458
April 1, 2021 - June 30, 2021	65.00	54.27	101,428,298
July 1, 2021 - September 30, 2021	72.52	60.40	94,070,908
October 1, 2021 - December 31, 2021	78.67	66.98	94,687,678

2020
January 1, 2020 - March 31, 2020	60.48	31.35	202,343,387
April 1, 2020 - June 30, 2020	50.41	39.04	135,429,393
July 1, 2020 - September 30, 2020	47.59	42.00	106,444,950
October 1, 2020 - December 31, 2020	56.10	38.77	138,757,530

2019
January 1, 2019 - March 31, 2019	41.91	33.73	110,836,846
April 1, 2019 - June 30, 2019	43.37	41.08	95,388,671
July 1, 2019 - September 30, 2019	48.19	41.81	101,745,907
October 1, 2019 - December 31, 2019	52.41	44.51	90,628,225

The Brookfield Class A Shares are listed and posted for trading on the NYSE under the symbol “BAM”. The following table sets forth the price ranges and trading volumes of the Brookfield Class A Shares as reported by the NYSE for the periods indicated, in U.S. dollars:

	Brookfield Class A Shares
	High ($)	Low ($)	Volume
2022
January 1, 2022 – March 21, 2022	62.47	50.05	104971,800
2021
January 1, 2021 - March 31, 2021	45.56	37.65	174,156,266
April 1, 2021 - June 30, 2021	52.53	43.65	150,753,881
July 1, 2021 - September 30, 2021	57.83	47.33	173,697,244
October 1, 2021 - December 31, 2021	62.20	53.24	81,931,580

2020
January 1, 2020 - March 31, 2020	45.61	21.57	215,436,624
April 1, 2020 - June 30, 2020	37.73	27.25	151,678,621
July 1, 2020 - September 30, 2020	35.15	31.30	119,896,091
October 1, 2020 - December 31, 2020	43.14	29.09	158,692,215

2019
January 1, 2019 - March 31, 2019	31.10	24.76	123,669,875
April 1, 2019 - June 30, 2019	32.27	30.15	133,397,323
July 1, 2019 - September 30, 2019	36.06	31.46	154,282,492
October 1, 2019 - December 31, 2019	39.00	33.13	136,135,993
Significant Subsidiaries
The following table provides the name, the percentage of voting securities owned, or controlled or directed, directly or indirectly, by us, and the jurisdiction of incorporation, continuance, formation or organization of our significant subsidiaries as at December 31, 2021.

	Jurisdiction of Incorporation or Organization	Percentage of voting securities owned or controlled (%)
BAM Re Holdings Ltd.	Bermuda	100%
Brookfield Annuity Company	Canada	100%
North End Re (Cayman) SPC	Cayman Island	100%
North End Re Ltd.	Bermuda	100%
4.D    PROPERTY, PLANT AND EQUIPMENT
Our company’s head and registered office is located at Wellesley House South, 2nd Floor, 90 Pitts Bay Road, Pembroke, Bermuda HM08. Our company is a holding company and our material assets consist solely of interests in our operating subsidiaries. We do not directly own any real property. See also the information contained in this Form 20-F under Item 3.D “Risk Factors — Risks Relating to Our Operating Subsidiaries and Industry” and Item 5 “Operating and Financial Review and Prospects”.
ITEM 4A.    UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (“MD&A”)
5.A    OPERATING RESULTS
Continuity of Interest
Our company was established on December 10, 2020 by Brookfield Asset Management, and on June 28, 2021 Brookfield Asset Management completed the Spin-off of the company by way of a special dividend to holders of Brookfield Asset Management’s Class A and Class B Limited Voting Shares. Prior to the Spin-off, Brookfield Asset Management controlled the portion of our business that was spun off to form our company (the “Business”). The Business transferred in connection with the Spin-off represented common control transactions recorded at historical carrying values. In accordance with the company accounting policy, the company has reflected the Business in its financial position and results of operations using Brookfield Asset Management’s carrying value, prior to the Spin-off. To reflect this continuity of interest, the financial statements provide comparative information of the Business for the periods prior to the Spin-off, as previously reported by Brookfield Asset Management. The economic and accounting impact of contractual relationships created or modified in conjunction with the Spin-off have been reflected prospectively from the date of the Spin-off and have not been reflected in the results of operations or financial position of the company prior to June 28, 2021, as such items were in fact not created or modified prior thereto. Accordingly, the financial information for the periods prior to June 28, 2021 is presented based on the historical financial information for the Business as previously reported by Brookfield Asset Management. For the period after completion of the Spin-off, the results are based on the actual results of the company, including the adjustments associated with the Spin-off and the execution of several agreements. Therefore, net income (loss) and comprehensive income (loss) not attributable to interests of others in operating subsidiaries has been allocated to Brookfield Asset Management prior to June 28, 2021 and allocated to the shareholders of class A exchangeable shares, class B shares and class C shares on and after June 28, 2021.
Basis of Presentation
The company holds a direct 100% ownership interest in BAM Re Holdings Ltd., which holds the company’s interest in its operating subsidiaries. Through its operating subsidiaries, the company provides annuity-based reinsurance products to insurance and reinsurance companies and acts as a direct issuer of PRT products for pension plan sponsors. The principal operating entities of the company generally maintain their own independent management and infrastructure.

Key Financial Data
The following present key financial data of the company:

US$ MILLIONS	2021	2020	2019
Gross premiums	$7,207	$431	$504
Net (loss) income for the year	(44)	1	6
Distributable Operating Earnings[1,2]	30	1	6
AUM	9,747	1,193	702
Excess Capital[1]	720	—	—
Net Reserve Capital[1]	715	83	66

1.Distributable operating earnings, excess capital, and net reserve capital are Non-IFRS measures. See “Reconciliation of Non-IFRS Measures”.
2.Distributable operating earnings for 2021 is inclusive of $6 million relating to activities outside of our two operating segments.

Operating Results and Financial Review
CONSOLIDATED RESULTS OF OPERATIONS
Comparison of the Years Ended December 31, 2021, 2020 and 2019
The following table summarizes the financial results of our business for the years ended December 31, 2021, 2020 and 2019.

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2021	2020	2019
Premiums
Gross	$7,207	$431	$504
Ceded	(1)	(1)	(179)
Net premiums	7,206	430	325
Net investment income, including funds withheld	138	84	57
Total revenues	7,344	514	382
Income from equity accounted investments	8	—	—
Benefits paid on insurance contracts
Gross	310	63	39
Ceded	(18)	(25)	(14)
Change in insurance reserves
Gross	6,958	457	538
Ceded	22	11	(193)
Other reinsurance expenses	19	—	—
Operating expenses	35	6	6
Net hedging expenses	59	—	—
Interest expense	9	—	—
Total benefits and expenses	7,394	512	376
Net (loss) income before income taxes	(42)	2	6
Current tax expense	—	(1)	—
Deferred tax expense	(2)	—	—
Net (loss) income for the year	$(44)	$1	$6
2021 vs. 2020
For the year ended December 31, 2021, we reported a net loss of $44 million, compared to net income of $1 million for the prior year.
Gross premiums increased by $6.8 billion in 2021 relative to the same period in 2020. The increase included $6.2 billion related to the closing of two large-block reinsurance transactions and a higher volume of PRT deals closed as compared to the prior year. During 2021, the company closed 26 PRT deals (2020 - 15), representing $1.1 billion of premiums and approximately 20% of the Canadian PRT market in 2021.
Net investment income including funds withheld increased by $54 million for the year ended December 31, 2021, relative to the same period in 2020. Net investment income comprises of interest and dividends received, as well as realized and unrealized gains and losses on financial instruments. Interest and dividends received increased reflecting the growth in the investment portfolio. Realized gains on investments increased in period as a result of funds withheld income from our first large-block reinsurance transaction.
Equity accounted income in 2021 of $8 million related to the company's investment in the common equity of American Equity Investment Life Holding Company (“AEL Holdings”). The company originally acquired a 9.5% interest in AEL Holdings at the time of Spin-Off and the investment was treated as a financial asset. Post spin-off, as a result of a firm commitment to enter into the reinsurance agreement with American Equity Investment Life Insurance Company (“AEILIC”), we concluded that we had significant influence over AEL Holdings, and as such, derecognized the financial asset and recorded an equity accounted investment.

Gross benefits paid to policyholders increased by $247 million in 2021 due to the new reinsurance transactions and an increase in annuitants in-pay in new PRT business since the prior year period. Ceded benefits represent amounts received from reinsurers. Ceded benefits for the year ended December 31, 2021 decreased by $7 million as a result of the deferred financing associated with the ceding contract.
The gross change in insurance reserves in 2021 increased by $6.5 billion compared to the same period in 2020, primarily due to the two large-block reinsurance transactions closed as noted above, new PRT transactions closed and the impact of market movements.
Other reinsurance expenses increased by $19 million in 2021 due to the reinsurance transactions entered into during the year, resulting in additional reinsurance related expenses settled since the treaty effective dates.
Operating expenses increased by $29 million during 2021 compared to 2020 as a result of additional personnel, professional services and transaction expenses related to the build out of our business. We also recorded unrealized gains and premium cost of the options on our corporate hedging activities as at December 31, 2021 of $59 million. Subsequent to year end, in January 2022, we unwound the hedge positions for a life to date gain on the positions, and the realized gains will be reflected in net income in the first quarter of 2022.
Net hedging expenses relate to costs incurred and mark to market movement associated with derivative contracts not directly related to the Company's insurance operating companies' investment portfolios or insurance reserves. Net hedging expenses of $59 million in the year relate to costs incurred to entered into corporate hedges and are partially offset by positive mark to market of hedges entered into as at December 31, 2021.
During 2021, DOE increased $29 million from the prior year to $30 million. We deployed $5 billion of the assets received on the closing of the reinsurance and PRT transactions and expect Distributable Operating Earnings to grow in the coming quarters as the assets received upon closing benefit from the deployment into our higher-yielding investment strategies.
2020 vs. 2019
For the year ended December 31, 2020, we reported net income of $1 million. This compares to net income of $6 million for the year ended December 31, 2019.
Gross premiums decrease by $73 million in 2020 relative to the same period in 2019. This decrease was due to a lower number of pension risk transfer deals closed during the year. Ceded premiums decreased by $178 million relative to the prior year. This is primarily related to one significant coinsurance reinsurance transaction in 2019 where we ceded $178.6 million of premiums.
Net investment income increased by $27 million in 2020, relative to the same period in 2019. Net investment income comprises of interest and dividends received, as well as realized and unrealized gains and losses on financial instruments. Interest and dividends received increased by $9 million reflecting the growth in the investment portfolio. Realized gains on financial instruments were lower by $6 million in 2020, relative to 2019, due to lower disposal activity in the year. Unrealized gains and losses on financial instruments in 2020 were positively impacted by strong mark-to-market performance of investments during the second half of the year resulting in $51 million of unrealized gains on investments and derivatives in 2020, relative to $27 million in 2019.
Gross benefits paid to policyholders increased by $24 million in 2020 due to the increase in new PRT business. Ceded benefits represent amounts received from reinsurers. Ceded benefits in 2020 increased by $11 million compared with the same period in 2019 as 2020 reflects the first full year of amounts received from reinsurers on treaties entered into in 2019. The company also entered into one additional reinsurance treaty in 2020.
The gross change in insurance contract liabilities in 2020 decreased by $81 million compared to the same period in 2019. The change in gross contract liabilities was primarily due to the impact of market movements, such as decreasing interest rates. Ceded change in insurance contract liabilities increased by $204 million due to the impact of market movements on the ceded reserves in 2020.
During 2020, DOE decreased $5 million to $1 million, primarily as a result of the overall lower rate environment experienced in 2020 compared with 2019.

CONSOLIDATED FINANCIAL POSITION
Comparison as at December 31, 2021 and December 31, 2020
The following table summarizes the financial position as at December 31, 2021 and December 31, 2020:

AS AT DEC. 31 US$ MILLIONS	2021	2020
Assets
Cash and cash equivalents	$393	$35
Investments	4,943	1,193
Reinsurance funds withheld	4,650	—
Equity accounted investments	344	—
Deferred acquisition costs	776	—
Reinsurance assets	169	190
Derivative assets	146	7
Property and equipment	2	2
Other assets	70	13
Total assets	11,493	1,440
Liabilities
Insurance reserves	8,497	1,339
Due to related parties	467	—
Reinsurance payable	75	—
Corporate borrowings	693	—
Deferred revenue	82	—
Liabilities of structured entities	167	—
Other liabilities	77	18
Total liabilities	10,058	1,357
Total equity	1,435	83
Total liabilities and equity	$11,493	$1,440
December 31, 2021 vs. December 31, 2020
Cash increased by $358 million during the year primarily as a result of cash and cash equivalents held within the investment portfolios of our new reinsurance treaties, as well as the capital provided to the company upon Spin-off, which is used to fund future transactions and working capital requirements.
Investments increased by $3.8 billion over the year, primarily as a result of new PRT deals won during the year, and investments held within the general account within our new reinsurance transactions. In addition, investments included approximately $800 million of temporary corporate investments that will ultimately be transferred into our insurance investment portfolios in the near term.
The increase in equity accounted investments of $344 million related to our investment in AEL Holdings, as noted above.
Reinsurance funds withheld increased by $4.7 billion due to our two large-block reinsurance transactions that closed during the year. Each transaction included modified coinsurance arrangements, and as a result Reinsurance funds withheld represents the receivables from the ceding companies, including the embedded derivatives and modified coinsurance assets, and is partially offset by reinsurance funds withheld amounts payable.
Deferred acquisition costs increased by $776 million and relate to the large-block reinsurance transaction closed in 2021. Costs that were directly related to these reinsurance contracts were capitalized as deferred acquisition costs to the extent that they are recoverable from gross profits. Deferred acquisitions costs are amortized over the life of the policies in proportion to the estimated gross profits.

Insurance reserves increased by $7.2 billion due to $6.2 billion from two new reinsurance transactions and $1.1 billion from new PRT deals won.
The increase in due to related parties increased primarily as a result of a temporary bridge financing provided to a subsidiary of the company related to the financing of excess reserve capital within a recently closed reinsurance transaction. The financing is expected to be repaid in the near term, and replaced with third-party reserve capital financing.
Reinsurance payable relates to settlements payable to third-party reinsurers and cedants, and increased by $75 million during the period as a result of the new reinsurance treaties closed during the year.
Corporate borrowings increased by $693 million during the year primarily as a result of drawings on the Company's 364-day revolving credit facility for the purpose of temporarily warehousing attractive investment opportunities that will ultimately be transferred into our insurance investment portfolios in the near term. The facility borrowings are secured by the underlying investments related to the credit facility drawings.
Deferred revenue increased by $82 million due to a negative ceding commission recognized as part of a reinsurance transaction closed during the year.
Liabilities of structured entities relate to debt and preferred securities issued by consolidated structured entities that our reinsurance treaties have invested in. The increase of $167 million relates to new debt and preferred securities issued by these entities during the period.
AUM increased $8.6 billion during 2021 to $9.7 billion as a result of growth from new Reinsurance and PRT business during the year

Excess Capital is the amount of capital in the business that is not currently supporting insurance contracts within regulated insurance entities. Excess capital includes the Company's investment in AEL Holdings and other corporate investments.

Net reserve capital is the the capital within our company that supports our insurance reserves, and increased $632 million as a result of block reinsurance and PRT transactions closed during the year.

SEGMENT REVIEW
Effective in the fourth quarter of 2021, the Company's operations are organized into two operating segments: Reinsurance and PRT.
We measure operating performance primarily using Distributable Operating Earnings ("Distributable Operating Earnings" or "DOE") which measures our ability to acquire net pension assets at a positive margin, and invest these assets at a return that is greater than the accretion of the annuitants’ liabilities.
Reinsurance
The following table presents Distributable Operating Earnings of our Reinsurance segment for the years ended December 31, 2021, 2020 and 2019:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2021	2020	2019
DOE	13	—	—
For the year ended December 31, 2021
The company's Reinsurance operating companies commenced their reinsurance operations in 2021 and closed its first two large-block transactions in the second half of 2021.
We deployed $5 billion of the assets received on the closing of the reinsurance transactions and expect Distributable Operating Earnings from our Reinsurance segment to grow in the coming quarters as the assets received upon closing benefit from the deployment into our higher-yielding investment strategies.
Pension Risk Transfer
The following table presents Distributable Operating Earnings of our PRT segment for the years ended December 31, 2021, 2020 and 2019:

FOR THE YEAS ENDED DEC. 31 US$ MILLIONS	2021	2020	2019
DOE	11	1	6

Comparison of the years ended December 31, 2021 and 2020
During 2021, the company closed 26 PRT deals (2020 - 15), representing $1.1 billion of premiums and approximately 20% of the Canadian PRT market in 2021. The increase in Distributable Operating Earnings was primarily as a result of an increased investment spread, as we focused on deploying the existing portfolio into higher-yielding investment strategies.
Comparison of the years ended December 31, 2020 and 2019
During 2020, the company closed 15 PRT deals compared with 19 in 2019. The decrease in Distributable Operating Earnings was primarily as a result of the overall lower rate environment experienced in 2020 compared with 2019.
Liquidity and Capital Resources
CAPITAL RESOURCES
We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances within our operating subsidiaries and maintain payments to policyholders, as well as maintain distributions to our shareholders. Our principal sources of liquidity are cash flows from our operations, and access to the company’s third-party credit facility, and our credit facility and equity commitment with Brookfield Asset Management. We proactively manage our liquidity position to meet liquidity needs while looking to minimize adverse impacts on investment returns. We look to structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, if needed. Our liquidity for the periods noted below consisted of the following:

AS AT DEC. 31 US$ MILLIONS	2021	2020
Cash and cash equivalents	$393	$35
Corporate financial assets	243	—
Undrawn credit facilities	313	42
Total liquidity	$949	$77
As of the date of this Form 20-F, our liquidity is sufficient to meet our present requirements for the foreseeable future. As part of the Spin-off, Brookfield provided to the Company an equity commitment in the amount of $2.0 billion to fund future growth, which the Company may draw on from time to time. The equity commitment may be called by the Company in exchange for the issuance of class C shares or junior preferred shares. In addition, in connection with the Spin-off we entered into a credit agreement with Brookfield as the lender, providing for a three year revolving $200 million credit facility in addition to our $150 million revolving credit facility with external banks. Subsequent to year end, the size of the revolving credit facility with Brookfield was increased to $400 million. As of the date of this Form 20-F, there were no amounts drawn on the Brookfield facility.
Liquidity within our operating subsidiaries may be restricted from time to time due to regulatory constraints. As at December 31, 2021, the company's cash and cash equivalents included $105 million of unrestricted cash resources that can be deployed to fund corporate activities as needed. We use the liquidity provided by our credit facilities for working capital purposes, and we may use the proceeds from the capital commitment to fund growth capital investments and acquisitions. The determination of which of these sources of funding the Company will access in any particular situation will be a matter of optimizing needs and opportunities at that time.

Comparison of the year ended December 31, 2021, 2020 and 2019
The following table presents a summary of our cash flows and ending cash balances for the years ended December 31, 2021 and 2020:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2021	2020	2019
Operating activities	$1,581	$399	$309
Investing activities	(3,864)	(385)	(268)
Financing activities	2,640	13	(35)
Cash and cash equivalents
Cash and cash equivalents, beginning of year	35	13	8
Net change during the year	357	27	6
Foreign exchange on cash balances held in foreign currencies	1	(5)	(1)
Cash and cash equivalents, end of year	$393	$35	$13
Operating Activities
2021 vs. 2020
For the year ended December 31, 2021, we generated $1.6 billion of cash from operating activities compared to $399 million during 2020. The greater amount of cash generated was primarily due to $6.2 billion of favorable changes in insurance reserve due to two new reinsurance transactions and $82 million of deferred revenue, partially offset by $4.7 billion of changes in reinsurance funds withheld and $776 million of changes in deferred acquisition costs.
2020 vs. 2019
For the year ended December 31, 2020, we generated $399 million of cash from operating activities compared to $309 million during 2019. The increase was primarily as a result of new business written (net of ceded portion to reinsurers), compared to the prior year.
Investing Activities
2021 vs. 2020
For the year ended December 31, 2021, we deployed $3.9 billion of cash from investing activities compared to $385 million during 2020. The greater amount of cash used in the 2021 year was primarily due to additional assets acquired from the reinsurance transactions, the larger number of PRT transactions during the year, portfolio rebalancing activities and additional investments held on the company's balance sheet outside of insurance and reinsurance agreements. The increase of cash used is mainly comprised of $6.0 billion of purchase of investments, partially offset by $2.1 billion of proceeds on disposal of investments.
2020 vs. 2019
For the year ended December 31, 2020, we used $385 million to fund investing activities compared to $268 million during 2019. The greater use of cash in 2020 was primarily due to greater amount of business written and retained compared to the prior year.
Financing Activities
2021 vs. 2020
For the year ended December 31, 2021, we generated $2.6 billion of cash from financing activities compared to $13 million generated in the same period in 2020. The cash generated in the current year primarily relates to $1.4 billion of cash received from the issuance of the class A exchangeable shares, class B shares and class C shares of the company during the year, $378 million of net corporate borrowings from related parties and $693 million of corporate borrowings from external parties.

2020 vs. 2019
For the year ended December 31, 2020, we generated $13 million from financing activities compared to $35 million used in the prior year. The cash generated in the current year primarily relates cash received from the issuance of common shares. Cash used in financing activities in the prior year primarily related to net repayments on various repurchase agreements.
Financial Instruments
To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies by the company. The following key principles form the basis of our foreign currency hedging strategy:
•We leverage any natural hedges that may exist within our operations;
•We utilize local currency debt financing to the extent possible; and
•We may utilize derivative contracts to the extent that natural hedges are insufficient.
As at December 31, 2021, our common equity was $1.4 billion and included approximately $164 million invested in Canadian dollars. All cumulative translation adjustments recorded for the years ended December 31, 2021 and 2020 were related to foreign exchange movements on the Canadian dollar relative to the U.S. dollar.
As at December 31, 2021, we had a notional $846 million (December 31, 2020 - $235 million) of foreign exchange forward contracts in place to hedge against foreign currency risk.
For additional information, see Note 3, “Financial Instruments” of the Combined Consolidated Financial Statements.
Future Capital Obligations and Requirements
A subsidiary of the Company has loan commitment agreements to the maximum of $463 million exclusive of taxes and other operating expenses (December 31, 2020 - $15 million). As at December 31, 2021, $81 million was loaned (December 31, 2020 - $10 million). The amounts were recognized as loans and receivables and unrated bonds. For additional information, see Note 19, “Financial Commitment” of the Combined Consolidated Financial Statements.

Tabular Disclosure of Contractual Obligations
The table below outline the contractual obligations of the company as at December 31, 2021:

AS AT DEC. 31 2021 US$ MILLIONS	Payments due by year
	Total	Less than 1 year	1- 3 years	4 - 5 years	More than 5 years
Insurance reserves	$8,497	$368	$769	$792	$6,568
Due to related party	467	467	—	—	—
Reinsurance payable	75	21	14	15	25
Deferred revenue	82	4	7	7	64
Accounts payable and other	65	65	—	—	—
Liabilities of structured entities	167	—	—	—	167
Funds withheld liabilities	12	12	—	—	—
Corporate borrowings	693	656	37	—	—
Total	$10,058	$1,593	$827	$814	$6,824

Brookfield Asset Management Operating Results
An investment in the class A exchangeable shares of the company is intended to be, as nearly as practicable, functionally and economically, equivalent to an investment in Brookfield Asset Management. A summary of Brookfield Asset Management’s 2021, 2020 and 2019 full year operating results is provided below:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2021	2020	2019
Revenues	$81,112	$66,682	$67,826
Net income (loss)	12,388	707	5,354
Each class A exchangeable share has been structured with the intention of providing an economic return equivalent to one Brookfield Class A Share. We therefore expect that the market price of the class A exchangeable shares should be impacted by the market price of Brookfield Class A Shares and the business performance of Brookfield Asset Management as a whole. In addition to carefully considering the disclosure made in this MD&A, you should carefully consider the disclosure made by Brookfield Asset Management in its continuous disclosure filings. Copies of the Brookfield Asset Management’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR at www.sedar.com.
Industry Trends and Factors Affecting Our Performance
Pension Risk Transfer
The Canadian PRT market in which our PRT business currently operates has expanded over the last several years, with a growth rate of approximately 24% per annum since 2015. With over C$2.6 trillion of defined benefit plan assets under management according to Global Pension Assets Study - 2022 issued by Willis Towers Watson, we believe there are significant opportunities for us to grow our Canadian PRT business organically.
Life Insurance and Annuities
The annuities and life insurance industry in our target markets of North America and Western Europe consists of over $13 trillion of assets and is growing by approximately 4% annually. As described above, we will participate in this industry primarily by providing reinsurance of annuity-based products and PRT solutions and over time may look for opportunities to expand our reinsurance business into life insurance, structured settlements, and other long-duration products in order to take advantage of the growing industry. We believe the current trends present significant opportunities for us to grow our Reinsurance business.
•Low interest rates are differentiating those with access to higher-yielding investments. Insurers invest primarily in fixed income products and declining yields have put pressure on profitability, creating opportunities for those with higher-yielding alternative investment management capabilities to outperform. Through our relationship with Brookfield, we have access to a diverse portfolio of suitable higher-yielding alternative investment products.
•Many insurers are looking for ways to shift toward less asset-intensive insurance products. Given the capital-intensive nature of life and annuity liabilities, many insurance companies with diversified exposure are looking to reduce their exposure to life and annuity products, including through reinsurance, in order to free up capital that they can deploy in support of less asset-intensive products and business lines.
•Recent market conditions are exposing under-capitalized companies. Some writers of annuity products are facing higher hedging costs amidst volatile markets, and changes in regulatory standards are increasing the transparency of liability valuations in the current low-rate environment. This has necessitated a need to raise or otherwise free up capital, and the reinsurance market offers writers of annuity products an opportunity to do so. We have access to capital and are able to provide capital support to these companies.
•Public market valuations have compressed while capital needs have grown. Insurers are trading at cyclical lows on a book value basis, and given the prevailing market environment, are looking to partner with organizations like ours that can provide solutions to address capital needs.

Market Risk
Our Combined Consolidated Statements of Financial Position include substantial amounts of assets and liabilities whose fair values are subject to market risks. Our significant market risks are primarily associated with interest rates, foreign currency exchange rates and credit risk. The fair values of our investment portfolios remain subject to considerable volatility. The following sections address the significant market risks associated with our business activities.
Foreign Exchange Rate Risk
The company’s obligations under its insurance contracts are denominated in Canadian and United States dollars but a portion of the assets supporting these liabilities are denominated in non-Canadian and non-United States dollars. We manage foreign exchange risk using foreign exchange forwards. Our investment policy sets out the foreign currency exposure limits and types of derivatives permitted for hedging purposes.
Our net assets are subject to financial statement translation into U.S. Dollars. All of our financial statement translation-related impact from changes in foreign currency rates is recorded in other comprehensive income.
Interest Rate Risk
Interest rates currently remain at relatively low levels in many jurisdictions in which we operate. These rates may remain relatively low, but they may rise significantly at some point in the future, either gradually or abruptly. A sudden or unexpected increase in interest rates may cause certain market dislocations that could negatively impact our financial performance. Interest rate increases would also increase the amount of cash required to service our obligations and our earnings could be adversely impacted as a result thereof.
The company manages interest rate risk through their asset liability management, which we refer to as ALM, the framework whereby the effective and key rate durations of the investment portfolio are closely matched to that of the insurance reserves. Within the context of the ALM framework, we use derivatives including interest rate swaps and futures to reduce market risk. For the annuity business, where the timing and amount of the benefit payment obligations can be readily determined, the matching of asset and liability cash flows is effectively controlled through this comprehensive duration management process.
Credit Risk
Credit risk is the risk of loss from amounts owed by counterparties and arises any time funds are extended, committed, owed or invested through actual or implied contractual arrangements including reinsurance. The company is primarily exposed to credit risk through its investments in debt securities.
We manage exposure to credit risk by establishing concentration limits by counterparty, credit rating and asset class. To further minimize credit risk, the financial condition of the counterparties is monitored on a regular basis. These requirements are outlined in our investment policy.
Insurance Risk
The company makes assumptions and estimates when assessing reinsurance and insurance risks, and significant deviations, particularly with regards to longevity and policyholder behavior, could adversely affect our business, financial condition, results of operations, liquidity and cash flows. All transaction terms are likely to be determined by qualitative and quantitative factors, including our estimates. If we reinsure a block of business, there can be no assurance that the transaction will achieve the results expected at the time of the block’s acquisition. These transactions expose us to the risk that actual results materially differ from those estimates.
We manage insurance risk through choosing whether to purchase reinsurance for certain amounts of risk underwritten within our pension risk transfer business, and we may also look to further reinsure certain amounts of risk we assume under our reinsurance agreements.

Legal Risk
In the future we may be parties in actions that routinely arise out of the normal course of business, including legal actions seeking to establish liability directly through insurance contracts or indirectly through reinsurance contracts issued by our subsidiaries. Plaintiffs occasionally seek punitive or exemplary damages. We do not believe that such normal and routine litigation will have a material effect on our financial condition or results of operations. We are also involved from time to time in other kinds of legal actions, some of which assert or may assert claims or seek to impose fines and penalties. We believe that any liability that may arise as a result of other pending legal actions will not have a material effect on our Combined Consolidated Financial Position or Operations.
Operational Risk
Operational risk is the potential for loss resulting from inadequate or failed internal processes, people and systems, or from external events. The company’s internal control processes are supported by the maintenance of a risk register and independent internal audit review. The risk of fraud is managed through a number of processes including background checks on staff on hire, annual code of conduct confirmations, anti-bribery training and segregation of duties.
We have significant outsourcing arrangements in respect of pension administration and other functions. These arrangements are subject to agreements with formal service levels, operate within agreed authority limits and are subject to regular review by senior management. Material outsourcing arrangements are approved and monitored by the Board of Directors.
Disaster recovery and business continuity plans have also been established to manage the company’s ability to operate under adverse conditions.
Impact of COVID-19
The World Health Organization declared COVID-19 to be a pandemic on March 11, 2020. To date, there have been restrictions on the conduct of business in many jurisdictions and the global movement of people and certain goods. We continue to closely monitor the related developments in light of the economic environment. The longer-term impacts from COVID-19 will depend on future developments which are highly uncertain, constantly evolving and difficult to predict. These impacts may differ in magnitude depending on a number of scenarios, which we continue to monitor and take into consideration in our decision making as we continue to assess medium to long-term impacts. Where COVID-19 relates specifically to our business, specifically in valuing our insurance and reinsurance liabilities, we have allowed for identified deaths but we have not made any changes to our longevity assumptions as it remains too early to quantify the potential long-term impacts from COVID-19 on longevity.
Critical Accounting Policy and Estimates
The preparation of the financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year or in the year of the revision and future years if the revision affects both current and future years.
Critical judgments made by management and used in preparing the financial statements, are summarized below:

i.Insurance reserves
Contract classifications
Contracts under which the Company accepts significant insurance risk from a policyholder are classified as insurance contracts in accordance with IFRS 4 Insurance Contracts (“IFRS 4”) on the Combined Consolidated Statements of Financial Position. A contract is considered to have significant insurance risk if, and only if, an insured event could cause an insurer to make significant additional payments in any scenario, excluding scenarios that lack commercial substance at the inception of the contract. Contracts under which the Company does not accept significant insurance risk are classified as either investment contracts or considered a service contract and are accounted for in accordance with IAS 39 Financial Instruments: Recognition and Measurement or IFRS 15 Revenue from Contracts with Customers, respectively. Once a contract has been classified as an insurance contract, it remains an insurance contract for the remainder of its term, even if the insurance risk reduces significantly during the year, unless all rights and obligations are extinguished or expire. Investment contracts can be reclassified as insurance contracts if insurance risk subsequently becomes significant.
Measurement
In accordance with IFRS 4, the Company has applied existing accounting practices for insurance and participating investment contracts, modified as appropriate to comply with the IFRS framework and applicable standards.
The long-term insurance reserves are calculated separately for each product type, based either on local regulatory requirements or existing local GAAP (at the later of the date of transition to IFRS or the date of the acquisition of the entity); and actuarial principles consistent with those applied in each local market.
Insurance reserves are determined by BAC using the Canadian Asset Liability Method (“CALM”), in accordance with the standards of the Canadian Institute of Actuaries (“CIA”) and as permitted by IFRS 4.
Insurance reserves represent the amount required to provide for future benefits payments and administrative expenses on policies in force with BAC. Insurance reserves are presented gross of reinsurance assets on the Combined Consolidated Statements of Financial Position. BAC’s Appointed Actuary is responsible for determining the amount of insurance reserves in accordance with standards established by the CIA. CALM is used to determine insurance reserves and incorporates best-estimate assumptions for longevity, future investment yields, administration costs, margins for adverse deviation and inflation. Margins for adverse deviation are necessary to provide for possibilities of misestimation and future deterioration in the best estimate assumptions, and provide reasonable assurance that insurance reserves cover a range of possible outcomes. Margins are reviewed periodically for continued appropriateness.
BAC has designated invested assets supporting insurance reserves as FVTPL or as loans and receivables. Since the value of the insurance reserves is determined by reference to the assets supporting those reserves, changes in the insurance reserves offset a significant portion of the changes in fair value of these FVTPL assets recorded in net income (loss).
Insurance reserves are determined by NER Ltd. using US GAAP reserve methodology, as permitted by IFRS 4. Insurance reserves are carried at the accumulated contract holder values without reduction for potential surrender or withdrawal charges. These are equal to the balance that accrues to the benefit of the policyholders as of the reporting date (commonly referred to as the account value), including policyholders’ accumulated net deposits plus a guaranteed rate of interest credited, less policyholder deaths and withdrawals. Insurance reserves are further evaluated using accepted actuarial valuation methods based on assumptions related to mortality, withdrawals, surrender and deposit rates, determined when the policies are assumed.
Insurance reserves are determined by NER SPC using US GAAP reserve methodology, as permitted by IFRS 4. Insurance reserves for fixed index annuity contracts (with embedded derivatives) are carried at fair value with an explicit margin added to the mortality, lapse and partial withdrawal assumptions. The host contract and the embedded derivative are bifurcated. The embedded derivative cash flows incorporate a risk margin and are discounted using a rate that reflects our own credit rating. The host contract is established at contract inception as the initial value less the initial fair value of the embedded derivative and accreted over the policy’s life. The host value’s accretion rate is updated each quarter so that the present value of the actual and expected guaranteed cash flows is equal to the initial host.

An additional liability is established for Life Income Benefit Rider (“LIBR”) benefits -withdrawals paid after the contract account value is exhausted. The liability accrues in proportion to contractual assessments using the crediting interest rate. The present value of expected excess benefits and assessments is projected over a range of stochastic equity scenarios. Retrospective unlocking is performed by replacing mean stochastic projected assessments and benefits with actual, revising projections of future experience and resolving for the portion of assessments required.
Key reserve assumptions are based on industry standard data adjusted to align with actual experience, if necessary. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish future policy benefit reserves. Due to the many assumptions and estimates used in establishing reserves, and the long-term nature of the reinsurance contracts, the reserving process, while based on standard actuarial practices, is inherently uncertain.

ii.Reinsurance assumed
NER Ltd. closed a retrocession agreement on September 3, 2021 with a third party insurance company to reinsure multi-year guarantee fixed annuities. At the time of closing, the retrocession agreement had a retrospective effective date of April 1, 2021, representing the date on which the Company has the reinsurance contractual obligations.
NER Ltd. assumes insurance contracts under modified coinsurance arrangements (“Modco”). NER Ltd. generally has the right of offset on reinsurance contracts but have elected to present reinsurance settlement amounts due to and from the cedant on a gross basis.
Assets and liabilities assumed under Modco are presented gross on the balance sheet. For insurance contracts, the change in assumed reserves and benefits are presented as change in insurance reserves on the Combined Consolidated Statements of Operations. Assumed premiums are included in premiums on the Combined Consolidated Statements of Operations. Expenses outside of account value, such as commissions and federal excise taxes, are included in other reinsurance expenses in the Combined Consolidated Statements of Operations.

NER SPC closed a retrocession agreement on October 8, 2021 with an insurance company which was the Company's associate to reinsure fixed indexed annuities. At the time of closing, the retrocession agreement had a retrospective effective date of July 1, 2021, representing the date on which the Company has the reinsurance contractual obligations.

NER SPC assumes insurance contracts under Modco and Coinsurance. NER SPC generally has the right of offset on reinsurance contracts but have elected to present reinsurance settlement amounts due to and from the cedant on a gross basis.
iii.Reinsurance ceded
In the normal course of business, BAC is a user of reinsurance in order to limit the potential for losses arising from certain exposures. To the extent that third party reinsurers are unable to meet their obligations, BAC remains liable to its policyholders for the portion reinsured.
At each reporting date, the reinsurance asset and reinsurance receivable, if any, are assessed for impairment. If there is objective evidence that the reinsurance asset or reinsurance receivable are not recoverable and the impact of the event can be reliably measured, an impairment loss is recognized for the amount by which the carrying amount exceeds the recoverable amount.
BAC has two types of reinsurance arrangements.
Longevity reinsurance
BAC enters into longevity reinsurance transactions with third party reinsurers. As part of the agreements, the Company commits to pay the reinsurers a schedule of fixed payments relating to a proportion of defined blocks of policyholder benefits. In return, the reinsurers reimburse the actual cost of their proportion of benefit expenses on those blocks to BAC. Settlement of fixed and actual payments between BAC and the reinsurers are on a net basis. The difference between fixed and actual payments on past service is recognized in the same period as the related claim is incurred within benefits ceded in the Combined Consolidated Statements of Operations. Any unsettled amounts on past service from the reinsurers is recognized as a reinsurance receivable or payable in the Combined Consolidated Statements of Financial Position.

BAC is liable for reinsurance fees for the transactions. The fees are recognized as incurred and are included in ceded premiums in the Combined Consolidated Statements of Operations.
The benefits to which BAC is entitled under its reinsurance transactions are recognized as reinsurance assets in the Combined Consolidated Statements of Financial Position. The reinsurance assets related to longevity reinsurance is the difference between the schedule of fixed and actual benefit payments on a proportion of defined blocks of business.

 Quota share reinsurance
BAC enters into quota share reinsurance transactions with third-party reinsurers. The agreement covers policyholder benefits for a proportion of business reinsured. The proportion varies for certain discrete blocks of business.

At the inception of each quota share reinsurance contract, premiums ceded and a corresponding decrease in cash or payable is recognized in proportion to the business reinsured by the external reinsurer. BAC also recognizes a reinsurance asset and a change in insurance reserves ceded in the Combined Consolidated Statements of Financial Position and the Combined Consolidated Statements of Operations, respectively. The benefits to which BAC is entitled under its reinsurance contracts are recognized as reinsurance assets.
The reinsurer is committed to pay BAC a proportion of actual benefit expenses. The amounts are reported in benefits ceded in the same period as the related benefit expense is incurred. In cases where the benefit payments are due but not fully received from the reinsurer, BAC will recognize a reinsurance receivable. In cases where benefit payments are due, but amounts are received in excess from the reinsurer, BAC will recognize a reinsurance payable.

Under reinsurance contracts with unregistered reinsurers, assets are required to be pledged to BAC in order to secure payment of liabilities under the reinsurance agreement. Unregistered reinsurers are reinsurers which are not regulated by OSFI. The pledged assets are held in Canada by a Canadian financial institution that is not affiliated with the third party reinsurer. BAC maintains a valid and enforceable security interest that has priority over any other security interest in the collateral. In the event of default by the reinsurer, BAC has the right to liquidate or take legal possession of these assets, in a timely manner.

iv.Deferred acquisition costs
The Company incurs costs in connection with acquiring or renewal of reinsurance business. Costs that are directly related to the successful acquisition of reinsurance contracts are capitalized as deferred acquisitions costs (“DAC”) to the extent that they are recoverable from gross profits. These costs consist of commission and policy issuance costs, as well as sales inducements credited to policyholder account balances. The DAC is amortized over the life of the policies in proportion to the estimated gross profits
v.Premiums
Gross premiums are recognized as revenue when due and collection is reasonably assured. When premiums are recognized, insurance reserves are computed, the result being that benefits and expenses are matched with such revenue. Premiums ceded are recognized when due and in accordance with the terms of the contractual agreement between the Company and reinsurer. Premium refunds, if any, are recognized on an accrual basis.
vi.Deferred revenue
The deferred revenue for interest-sensitive life and investment-type contracts is amortized over the life of the policies. Different amortization methods are permissible, one of these methods being present value of estimated gross profits. However, if estimated gross profits are expected to be negative, alternative amortization techniques are to be used. Given the absence of initial profits for NER Ltd., the deferred revenue is amortized by number of in-force policies. Estimates of in-force policy numbers are based on assumptions using accepted actuarial methods. Amortization is recorded in total revenue within the Combined Consolidated Statements of Operations.
vii.Benefits paid
Gross benefits and benefits ceded are recorded in the Combined Consolidated Statements of Operations when they are due and incurred.

viii.Investment in associates
Associates are entities over which the Company exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but without control or joint control over those policies. We use the equity method to account for our investments in associates within the Combined Consolidated Statements of Financial Position.
Interests in associates accounted for using the equity method are initially recognized at cost. At the time of initial recognition, if the cost of the associate is lower than the proportionate share of the investment's underlying fair value, the Company records a gain on the difference between the cost and the underlying fair value of the investment in net income. If the cost of the associate is greater than the Company’s proportionate share of the underlying fair value, goodwill relating to the associate is included in the carrying amount of the investment.
Subsequent to initial recognition, the carrying value of the Company’s interest in an associate is adjusted for the Company’s share of comprehensive income and distributions of the investee. Profit and losses resulting from transactions with an associate are recognized in the financial statements based on the interests of unrelated investors in the investee. The carrying value of associates is assessed for impairment indicators at each reporting date. Impairment losses on equity accounted investments may be subsequently reversed in net income. Further information on equity accounted investments is available in Note 8.
ix.Structured entities
The Company invests a portion of its assets in structured entities that issue debt and preferred securities to subsidiaries of the Company, and its reinsurance treaty accounts.
The Company is the primary beneficiary of the variable returns of assets held within the entities, and while the Company is not involved in the investment decision process, the investment manager for the structured entities is a related party with significant residual economic interest in the Company. As a result, these entities are consolidated within the Company’s financial statements. We assess the variable returns determination for our structured entities on an ongoing basis. Liabilities of the entities that do not eliminate upon consolidation are recorded as liabilities of structured entities.
The carrying amount of the Company’s investment in the consolidated structured entities is determined in accordance with the Company’s accounting policies for the underlying securities held within the structured entities.
x.Net hedging expenses
Net hedging expenses relate to costs incurred and mark to market movement associated with derivative contracts not directly related to the Company's insurance operating companies' investment portfolios or insurance reserves.
Future Accounting Policy Changes
i.IFRS 17 Insurance Contracts
In May 2017, the IASB issued IFRS 17 Insurance Contracts (“IFRS 17”) which will replace IFRS 4 and will be applied retrospectively. In June 2020, the IASB issued the amendment to IFRS 17, which include deferral of the effective date to annual periods beginning on or after January 1, 2023. In addition, the IASB extended the exemption for qualifying insurers to apply IFRS 9 Financial Instruments (“IFRS 9”), so that both IFRS 9 and IFRS 17 will have the same effective date.
IFRS 17 sets out the requirements for the recognition, measurement, presentation and disclosures of insurance contracts a company issues and reinsurance contracts it holds.
The future profit for providing insurance coverage is recognized in profit or loss over time as the insurance coverage is provided.
IFRS 17 will affect how the Company accounts for its insurance contracts and how it reports financial performance in the Combined Consolidated Statements of Operations. The Company continues to assess the impact of IFRS 17, which is expected to have a significant impact on the timing of earnings recognition, as well as presentation and disclosure, for its insurance contracts.

ii.IFRS 9 Financial Instruments
In July 2014, the IASB published the complete version of IFRS 9, which replaces IAS 39 and is effective for annual periods beginning on or after January 1, 2018, with retrospective application. IFRS 9 provides changes to the classification and measurement of financial assets and liabilities, an expected credit loss model that replaces the existing incurred loss impairment model, and new hedge accounting guidance. In September 2016, the IASB issued an amendment to IFRS 4 to provide qualifying insurance companies with an optional temporary exemption from applying IFRS 9. The Company qualifies and has elected to take the deferral approach as its activities are predominantly connected with insurance.
In December 2021, the IASB published a narrow-scope amendment to IFRS 9, which allow insurers to apply the classification overlay to address possible accounting mismatches between financial assets and insurance contract liabilities in the comparative information presented on the initial application of IFRS 9 and IFRS 17.
The Company is currently assessing the impact of implementing IFRS 9 on the Combined Consolidated Financial Statements. Further details are disclosed in Note 3(h).
iii.Amendments to IFRS 3
In May 2020, the IASB issued Reference to the Conceptual Framework, which includes amendments to IFRS 3 Business Combinations. The amendments update an outdated reference to the Conceptual Framework in IFRS 3 without significantly changing the requirements in the standard. The amendments apply to business combinations for which the acquisition date is on or after January 1, 2022. The Company is currently assessing the impact of the adoption of these amendments on the Combined Consolidated Financial Statements.
iv.Amendments to IAS 37
In May 2020, the IASB issued Onerous Contracts - Cost of Fulfilling a Contract, which includes amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The amendments specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendments are effective for annual periods beginning on or after January 1, 2022. The Company is currently assessing the impact of the adoption of these amendments on the Combined Consolidated Financial Statements.
v.Annual Improvements to IFRS Standards 2018-2020
In May 2020, the IASB issued Annual Improvements to IFRS Standards 2018-2020, which includes minor amendments to three IFRS standards applicable to our Combined Consolidated Financial Statements. The amendments apply prospectively. The amendments are effective for annual periods beginning on or after January 1, 2022.
vi.Amendments to IAS 1
In February 2021, IASB issued 'Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)' with amendments that are intended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments are effective for annual periods beginning on or after January 1, 2023. The Company is currently assessing the impact of the adoption of these amendments on the Combined Consolidated Financial Statements.

vii.Amendments to IAS 8
In February 2021, IASB published 'Definition of Accounting Estimates (Amendments to IAS 8)' to help entities distinguish between accounting policies and accounting estimates. The amendments are effective for annual periods beginning on or after 1 January 2023. The Company is currently assessing the impact of the adoption of these amendments on the Combined Consolidated Financial Statements.

viii.Amendments to IAS 12
In May 2021, the IASB published Deferred Tax related to Assets and Liabilities arising from a Single Transaction, which amended IAS 12, Income Taxes. The amendments relate to the recognition of deferred tax when an entity accounts for transactions, such as leases or decommissioning obligations, by recognizing both an asset and a liability. The amendments are effective for annual reporting period beginning on or after January 1, 2023. The Company is evaluating the impact of the adoption of these amendments on its Combined Consolidated Financial Statements.

Performance Measures Used by Management
To measure performance, we focus on net income and gross premiums, as well as certain non-IFRS measures, including Distributable Operating Earnings, Excess Capital, and Net Reserve Capital. In addition, we provide certain metrics such as assets under management, which we refer to as AUM, which we believe are useful to investors to provide additional insights into the base upon which we earn investment income. Refer to the “Segment Review” section of this MD&A for further discussion on our performance measures as at December 31, 2021, and for the years ended December 31, 2021 and 2020 and 2019.
Non-IFRS Measures
We regularly monitor certain Non-IFRS measures that are used to evaluate our performance and analyze underlying business performance and trends. We use these measures to establish budgets and operational goals, manage our business and evaluate our performance. We also believe that these measures help investors compare our operating performance with our results in prior years. These Non-IFRS financial measures are provided as supplemental information to the financial measures presented in this MD&A that are calculated and presented in accordance with IFRS. These Non-IFRS measures are not comparable to IFRS and may not be comparable to similarly described Non-IFRS measures reported by other companies, including those within our industry. Consequently, our Non-IFRS measures should not be evaluated in isolation, but rather, should be considered together with the most directly comparable IFRS measure in our consolidated financial statements for the years presented. The Non-IFRS financial measures we present in this MD&A should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with IFRS.
Distributable Operating Earnings
Distributable Operating Earnings is a key measure of our financial performance. We use Distributable Operating Earnings to assess operating results and the performance of our businesses. We define Distributable Operating Earnings as net income excluding the impact of depreciation and amortization, income taxes, income from equity accounted investments, mark-to-market on hedging items, breakage and transaction costs, and is inclusive of our proportionate share of adjusted earnings from our investments in associates. Distributable Operating Earnings is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS as issued by the IASB. Distributable Operating Earnings is therefore unlikely to be comparable to similar measures presented by other issuers.
Excess Capital
Excess Capital is the amount of capital in the business that is not currently supporting insurance contracts within regulated insurance entities. We define Excess Capital as the total of cash on deposit with related parties, equity accounted investments, common shares, other fixed income securities, deferred tax assets and other capital items not related to capital supporting our insurance reserves.
Net Reserve Capital
Net Reserve Capital is the capital within regulated entities that is currently supporting insurance contracts. We define Net Reserve Capital as equity excluding Excess Capital. We use Net Reserve Capital to assess our return on our equity supporting insurance contracts.
We believe our presentation of Distributable Operating Earnings, Excess Capital, and Net Reserve Capital is useful to investors because it supplements investors’ understanding of our operating performance by providing information regarding our ongoing performance that excludes items we believe do not directly affect our core operations. Our presentation of Distributable Operating Earnings also provide investors enhanced comparability of our ongoing performance across years.
For further details regarding our use of our Non-IFRS measures, as well as a reconciliation of net income and total equity to these measures, see the “Reconciliation of Non-IFRS Measures” section of this MD&A.

Operating Metrics
AUM
We define AUM as the total gross value of our managed insurance and investment assets, identified as investments and cash and cash equivalents in our consolidated financial statements. We believe this metric is useful in gauging the scale and growth of the business over time, and can be an indicator of future results when viewed in conjunction with our insurance liabilities.
Reconciliation of Non-IFRS Measures
The following table reconciles our net (loss) income to Distributable Operating Earnings:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2021	2020	2019
Net (loss) income	$(44)	$1	$6
Income tax expense	2	—	—
Transaction costs	8	—	—
Mark-to-market on hedging items and other	64	—	—
Distributable Operating Earnings	$30	$1	$6
The following table reconciles our total equity to excess capital and net reserve capital:

AS AT DEC. 31 US$ MILLIONS	2021	2020	2019
Equity	$1,435	$83	$66
Less:
Cash on deposit with related parties	(64)	—	—
Equity accounted investments	(344)	—	—
Common shares	(243)	—	—
Deferred tax asset	(20)	—	—
Other corporate net investments	(49)	—	—
Excess capital	(720)	—	—
Net reserve capital	$715	$83	$66
5.B    LIQUIDITY AND CAPITAL RESOURCES
See Item 5.A “Operating Results – Liquidity and Capital Resources”
5.C    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
None.
5.D    TREND INFORMATION
See Item 5.A “Operating Results — Industry Trends and Factors Affecting Our Performance”
5.E    CRITICAL ACCOUNTING ESTIMATES
See Item 5.A “Operating Results — Critical Accounting Policy and Estimates”
ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A    DIRECTORS AND SENIOR MANAGEMENT
Our Board of Directors and Executive Officers
The table below presents certain information concerning the board of directors and executive officers of our company.

Name, City, Province and Country of Residence	Position/Title	Age	Principal Occupation
Barry Blattman(1)	Director	59	Vice Chair of Brookfield Asset Management
New York, USA

Dr. Soonyoung Chang(2).	Director	63	Senior Advisor, Investment Corporation of Dubai
Dubai, UAE

William Cox(2)(3)(4)(5)	Director	59	Director
Devonshire, Bermuda

Gregory Morrison(3)	Director	64	Corporate Director
Smith’s Parish, Bermuda

Lars Rodert(3)(4)	Director	60	Founder and Chief Executive Officer, ÖstVäst Advisory AB
Stockholm, Sweden

Anne Schaumburg(2)(3)(4)	Director	72	Business Executive; Director
New Jersey, USA

Sachin Shah(1)(6)	Director Chief Executive Officer(7)	45	Managing Partner and Chief Investment Officer of Brookfield Asset Management
Toronto, Ontario, Canada

Jay Wintrob	Director	64	Chief Executive Officer of Oaktree Capital Management
Los Angeles, USA

Thomas Corbett(8)	Interim Chief Financial Officer(7)	42	Managing Director of Brookfield Asset Management
Toronto, Ontario, Canada

Paul Forestell	Chief Operating Officer	53	Chief Operating Officer of our company
Toronto, Ontario, Canada

Bahir Manios	Chief Investment Officer(7)	43	Managing Partner of Brookfield Asset Management
Toronto, Ontario, Canada

Gregory McConnie	Chief Executive Officer of North End Re	50	Chief Executive Officer of North End Re
Christ Church, Barbados

Mabel Wong(8)	Chief Financial Officer	39	Chief Financial Officer of our company
Toronto, Ontario, Canada

_________________________
(1)Compensation is not expected to be paid for any services rendered as a director.
(2)Member of our Compensation Committee. Anne Schaumburg is the chair of our Compensation Committee.
(3)Member of our Audit Committee. Gregory Morrison is the chair of our Audit Committee and is the Audit Committee financial expert. Our Audit Committee consists solely of independent directors, each of whom are persons determined by our company to be financially literate within the meaning of National Instrument 52-110 — Audit Committees. Each of our Audit Committee members has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can be reasonably be expected to be raised by our company’s financial statements.
(4)Member of our Governance and Nominating Committee. William Cox is the chair of our Governance and Nominating Committee.
(5)Lead independent director.
(6)Chair of our board.
(7)Services provided pursuant to the Administration Agreement. See Item 7.B “Related Party Transactions — The Administration Agreement”.
(8)Mabel Wong is currently on maternity leave. Thomas Corbett has been appointed to act as interim Chief Financial Officer for the duration of Ms. Wong’s leave.
The business address of Mr. Blattman and Ms. Schaumburg is Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281. The business address of Dr. Chang, Mr. Cox, Mr. Morrison and Mr. Rodert is Wellesley House South, 2nd Floor, 90 Pitts Bay Road, Pembroke, Bermuda HM08. The business address of each of Mr. Shah, Mr. Corbett, Mr. Manios, Mr. Forestell and Ms. Wong is Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario M5J 2T3. The business address of Mr. Wintrob is 333 S. Grand Avenue Los Angeles, California 90071. The business address of Mr. McConnie is Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados, BB15131.
Biographies of our Directors and Executive Officers
Barry Blattman. Barry has served as a director of our company since November 2021. A resident of New York, New York, U.S., Mr. Blattman is Vice Chair of Brookfield Asset Management. In this role, he focuses on senior, strategic client and business relationships, and contributes to general business development and transaction strategy globally. Prior to joining Brookfield in 2002, Mr. Blattman was a Managing Director at Merrill Lynch, having begun his career with Salomon Brothers in 1986. Mr. Blattman holds a Master of Business administration degree from New York University and a Bachelor of Arts degree from the University of Michigan. He serves on the boards of Montefiore Medicine and Montefiore Health System, is chairman of Montefiore’s Real Estate Planning & Development Committee, Co-Chair of the University of Michigan’s NY Metropolitan Regional Campaign Council and is a member of The University of Michigan LSA Dean’s Advisory Committee.
Dr. Soonyoung Chang. Soonyoung Chang has served as a director of our company since November 2021. A resident of Dubai, UAE, Dr. Chang serves as Senior Advisor to the Investment Corporation of Dubai, providing strategic counsel and lending his global perspective to the investment arm of the Dubai Government. Dr. Chang is the founder and chairman of Midas International Asset Management Company, an international asset management fund. He is also a founding partner of Sentinel Advisor, a New York-based arbitrage fund. He has also served as an advisor to a variety of financial institutions, including Korea National Pension Corporation, Hyundai International Merchant Bank and Templeton-Ssangyong Investment Trust Company. Dr. Chang holds Masters and Doctoral degrees from George Washington University and has authored many books and articles on the subject of financial engineering.
William Cox. William Cox has served as director of our company since May 2021. A resident of Hamilton, Bermuda, Mr. Cox is the President and Chairman of Waterloo Properties, a fifth-generation family-owned business that operates real estate and retail investment companies in Bermuda. Mr. Cox is also a director of Brookfield Infrastructure Partners and Brookfield Infrastructure Corporation. Mr. Cox has also served as Chairman of the Board of Trustees for Saltus Grammar School and completed his education at Lynchburg College in Virginia.

Gregory Morrison. Gregory Morrison has served as director of our company since December 2020. A resident of Hamilton, Bermuda, Mr. Morrison sits on a number of property, casualty and life insurance company boards and their subsidiaries, including Trisura Group Ltd., Aetna Life and Casualty (Bermuda) Limited, Multi-Strat Holdings Ltd., Property Insurance Company of America, Aspen Bermuda Ltd., Stonybrook Capital LLC and various international subsidiaries of Brookfield Asset Management. He previously served as Chief Executive Officer of Trisura Group Ltd., Imagine Group Holdings Ltd., Platinum Underwriters Holdings Ltd. and London Reinsurance Group Inc. Mr. Morrison is a Fellow of the Society of Actuaries (retired).
Lars Rodert. Lars Rodert has served as a director of our company since November 2021. Mr. Rodert is the founder and CEO of ÖstVäst Capital Management. He previously served as a global investment manager for IKEA Treasury and Chief Investment Officer of SEB Asset Management, where he was responsible for SEB Global Funds. Prior to SEB Asset Management, Mr. Rodert worked at Gordon Capital and served as a partner with a private investment holding company, Robur et. Securitas. Mr. Rodert holds a Master of Science Degree in Business and Economics from Stockholm University.
Anne Schaumburg. Anne Schaumburg has served as director of our company since May 2021. A resident of Green Village, New Jersey, U.S., Ms. Schaumburg has been a member of the board of directors of NRG Energy, Inc., a power generation company listed on NYSE, since 2005, where she serves as Chair of the Audit Committee and is a member of the Compensation Committee. During her tenure at NRG Energy, Inc., she also served as Chair of the Finance Committee and was a member of the Nuclear Oversight Committee. She is currently Chair of Brookfield Infrastructure Partners and Brookfield Infrastructure Corp and serves on their respective Audit Committees. Prior to her retirement, she was a Managing Director of Credit Suisse First Boston and a senior banker in the Global Energy Group. Ms. Schaumburg was responsible for assisting clients on advisory and finance assignments. Her transaction expertise includes mergers and acquisitions, debt and equity capital market financings, project finance and privatizations.
Sachin Shah. Sachin Shah has served as the Chair of the Board and Chief Executive Officer of our company since May 2021. As Chief Executive Officer, he oversees a seasoned team focused on providing capital-based solutions to insurance companies and their stakeholders. A resident of Toronto, Canada, Mr. Shah is also a Managing Partner and Chief Investment Officer of Brookfield Asset Management and Vice Chair of Brookfield’s Renewable Power Group. As Chief Investment Officer, he is actively involved in all investments made by Brookfield Asset Management and oversees its growth into new lines of business. As Vice Chair of Brookfield’s Renewable Power Group, he supports business development initiatives for the renewables business. Mr. Shah joined Brookfield in 2002 and most recently served as Chief Executive Officer of Brookfield Renewable Partners where he was instrumental in growing the platform into a global business diversified across multiple technologies. Mr. Shah also serves as a director of American Equity Investment Life Holding Company and is a member of the board of the Ryerson University Brookfield Institute for Innovation and Entrepreneurship. Mr. Shah holds a Bachelor of Commerce degree from the University of Toronto and is a member of the Chartered Professional Accountants of Canada.
Jay Wintrob. Jay Wintrob has served as a director of our company since November 2021. A resident of Los Angeles, California, Mr. Wintrob is Chief Executive Officer of Oaktree Capital Management and has served as a member of Oaktree’s board of directors since 2011. Prior to joining Oaktree, he held several senior roles at AIG Life and Retirement, the U.S.-based life and retirement services segment of American International Group, Inc., including President and Chief Executive Officer, and Vice Chairman and Chief Operating Officer of AIG Retirement Services. Mr. Wintrob began his career in financial services as Assistant to the Chairman of SunAmerica Inc., and subsequently served in several other executive positions, including President of SunAmerica Investments, Inc. Mr. Wintrob was previously with the law firm of O’Melveny & Myers. He holds Juris Doctor and Bachelor of Arts degrees from the University of California, Berkeley. Mr. Wintrob is a board member of several non-profit organizations, including The Broad Foundations, the Doheny Eye Institute, The Los Angeles Music Center, the Skirball Cultural Center and Cedars-Sinai Medical Center.
Thomas Corbett. Thomas Corbett is a Managing Director of Brookfield Asset Management, responsible for the global accounting and financial reporting functions. Mr. Corbett has been acting as Interim Chief Financial Officer of our company since May, 2021 while Mabel Wong is on maternity leave. Mr. Corbett joined Brookfield in 2008, and since then has held a number of senior finance positions in Brookfield’s Renewable Power group including Chief Financial Officer of its Brazilian operations as well as Chief Financial Officer of Brookfield’s energy marketing group. Mr. Corbett is a Chartered Professional Accountant and holds a Bachelor of Commerce from Carleton University.

Paul Forestell. Paul Forestell is Chief Operating Officer of our company. Mr. Forestell joined Brookfield in 2015 and was responsible for the establishment and licensing of BAC as a licensed insurance company in Canada, as the company’s first President and Chief Executive Officer. Prior to joining Brookfield, Mr. Forestell was a senior partner in a large global consulting firm with responsibility for their retirement consulting business in Canada. Mr. Forestell is a Fellow of the Canadian Institute of Actuaries and the Society of Actuaries. Mr. Forestell holds a Bachelor of Science with High Distinction and a Master of Arts – Economics both from the University of Toronto.
Bahir Manios. Bahir Manios is a Managing Partner of Brookfield Asset Management, Chief Strategy Officer of Brookfield’s infrastructure business, and the Chief Investment Officer of our company. In this capacity, he has the overall responsibility for investment performance, growth initiatives and funding activities across the business. Mr. Manios joined Brookfield in 2004 and most recently held the role of Chief Financial Officer of Brookfield Infrastructure Partners. Mr. Manios is a graduate of the School of Business and Economics at Wilfrid Laurier University and he is a member of the Canadian Institute of Chartered Accountants.
Gregory McConnie. Gregory McConnie is the President and Chief Executive Officer of Brookfield International Holdings Inc. (formerly Brookfield International Bank Inc.), a position he has held since 2012, and serves as the Chief Executive Officer of NER SPC and of NER Ltd. In his current role, Mr. McConnie is responsible for Brookfield’s Barbados operations and serves as director on several Brookfield entities in Bermuda. Mr. McConnie is a member of the Barbados Economic Recovery and Transformation plan monitoring committee, an independent committee responsible for monitoring the performance of the Government of Barbados against targets agreed with the International Monetary Fund under a fund facility provided by the IMF. Mr. McConnie has over 25 years of experience in the financial services industry. Mr. McConnie was educated at the University of the West Indies and is a Fellow of the Association of Chartered Certified Accountants and of the Institute of Chartered Accountants of Barbados. He also earned the Associate in Reinsurance designation from The Institutes.
Mabel Wong. Mabel Wong is a Managing Director of Brookfield Asset Management and Chief Financial Officer of our company. Since joining Brookfield in 2007, Ms. Wong has held a number of senior finance positions in a variety of Brookfield’s business groups, most recently serving as the Chief Financial Officer of the infrastructure group’s private funds. Prior to joining Brookfield, Ms. Wong was part of the assurance and advisory group at Deloitte. Ms. Wong holds a Bachelor of Commerce degree in finance and accounting from the University of British Columbia’s Sauder School of Business and is a Chartered Professional Accountant. Ms. Wong serves as Vice-Chair and Treasurer of the board of directors for UNICEF Canada.
Indebtedness of Directors and Executive Officers
To the knowledge of our company, no current or former director, officer or employee of our company, nor any associate or affiliate of any of them, is or was indebted to our company at any time since its formation.
Directors’ and Officers’ Liability Insurance
The directors and officers of our company are or will be covered by directors’ and officers’ liability insurance. Under this insurance coverage, our company will be reimbursed for insured claims where payments have been made under indemnity provisions on behalf of the directors and officers of our company, subject to a deductible for each loss, which will be paid by us. Individual directors and officers of our company will also be reimbursed for insured claims arising during the performance of their duties for which they are not indemnified by our company. Excluded from insurance coverage are illegal acts, acts which result in personal profit and certain other acts.
6.B    COMPENSATION
Director Compensation
For the year ended December 31, 2021, our directors were entitled to an annual retainer of $125,000 for their service on the board of directors and committees of our company, and reimbursement of expenses incurred in attending meetings. The chair of the Audit Committee was entitled to receive an additional $20,000 and members of the Audit Committee received an additional $10,000 for serving in such positions on an annual basis. The lead independent director of our company received an additional $50,000 for serving in such positions on an annual basis. Amounts paid to directors during the year were prorated. Directors who are not independent due to their employment with Brookfield receive no fees for their services on the board of our company.

During 2021, our directors received approximately $300,00 in aggregate compensation for all services to our company and our subsidiaries.
Effective as of January 1, 2022, the annual retainer for our directors has increased to $150,000 for their service on the Board of directors.
Executive Compensation
Our named executive officers (“NEOs”) comprise the core senior management team of our company, some of whom are employees of Brookfield and are provided to our company pursuant to the Administration Agreement. Our Chief Executive Officer, Chief Investment Officer and Gregory McConnie, the Chief Executive Officer of our reinsurance business, are employees of Brookfield who perform functions for our company that would make them NEOs of our company. Brookfield, and not our company, determines the compensation of the NEOs who are Brookfield employees. Our company has adopted an approach to compensation that is intended to foster an entrepreneurial environment that encourages management to consider the risks associated with the decisions they make and take actions that will create long-term sustainable cash flow growth and will improve long-term shareholder value. Our company pays fees to Brookfield under the Administration Agreement on a cost recovery basis for the services of our Chief Executive Officer, Chief Investment Officer and the Chief Executive Officer of our reinsurance business equal to the pro rata portion of their annual base salary, cash bonus and overhead costs attributable to the services they provide to our company. Our company does not reimburse Brookfield for any costs associated with the participation of our Chief Executive Officer, Chief Investment Officer or the Chief Executive Officer of our reinsurance business in Brookfield’s long-term incentive plans. Compensation of the NEOs is determined and approved by Brookfield, in the case of our Chief Executive Officer, Chief Investment Officer and the Chief Executive Officer of our reinsurance business, and by our compensation committee, in the case of all other NEOs.
During 2021, our NEOS received approximately $4.4 million in aggregate compensation paid by our company for all services to our company and our subsidiaries. There are currently no equity compensation plans under which equity securities of the company or our subsidiaries are authorized for issuance, however, our NEOs may, at the discretion of Brookfield, participate in certain long-term incentive plans of Brookfield for their services to Brookfield, including in the form of deferred share units, restricted shares, escrowed shares, and stock options.
With the exception of Mr. McConnie, there are no employment contracts between the NEOs and our company or Brookfield. With the exception of Mr. McConnie, none of the NEOs have any termination, change of control arrangement or other compensatory plan, contract or arrangement with our company or Brookfield. Pursuant to his employment agreement, in the event that Mr. McConnie’s employment is terminated by his employer, he is eligible to receive a severance payment as determined under the Severance Payments Act of Barbados (Chapter 355A), plus a one-time payment in the amount of BBD$300,000 (equivalent to USD$150,000 at an exchange rate of BBD$1.00 = US$0.50).
6.C    BOARD PRACTICES
Board Structure, Practices and Committees
The structure, practices and committees of our board, including matters relating to the size, independence and composition of our board, the election and removal of directors, requirements relating to board action and the powers delegated to board committees are governed by our memorandum of association, bye-laws and policies adopted by our board. Our board is responsible for exercising the management, control, power and authority of our company except as required by applicable law, the memorandum of association or the bye-laws. The following is a summary of certain provisions of the memorandum of association, bye-laws and policies that affect our company’s governance.
Meetings of the Board
Our board meets at least four times each year, with additional meetings held to consider specific items of business or as deemed necessary. Meeting frequency and agenda items may change depending on the opportunities or risks faced by our company. Our board is responsible for its agenda. At all quarterly meetings, the independent directors meet without the presence of management and the directors that are not independent.

Size, Independence and Composition of Our Board
The size of our board currently is set at a minimum of four (4) members and a maximum of eight (8) members or such number in excess thereof as the shareholders may determine, with (i) at least two directors being local residents of Bermuda, (ii) no more than three directors being resident in any one other country (aside from Bermuda), (iii) no more than two directors elected by holders of class A exchangeable shares being resident in any one other country (aside from Bermuda) and (iv) no more than two directors elected by holders of class B shares being resident in any one other country (aside from Bermuda).
In addition, our bye-laws provide that no directors or employees of Brookfield Asset Management shall serve as a director of our company elected by holders of class A exchangeable shares. At least a majority of the directors holding office must be independent of our company and Brookfield, as determined by the full board using the standards for independence established by the NYSE.
If the death, resignation or removal of an independent director results in our board consisting of less than a majority of independent directors, the vacancy must be filled promptly. Pending the filling of such vacancy, our board may temporarily consist of less than a majority of independent directors and those directors who do not meet the standards for independence may continue to hold office.
Election and Removal of Directors
In the election of directors, holders of class A exchangeable shares are entitled to elect one-half of the board of directors of our company. The BAM Re Class B Partners, who collectively hold all of the class B shares, are entitled to elect the other one-half of the board of directors of our company. Consistent with Brookfield Asset Management, our bye-laws provide for cumulative voting. Accordingly, our bye-laws provide that each holder of shares of a class or series of shares of our company entitled to vote in an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder in the election of directors. A holder may cast all such votes in favor of one candidate or distribute such votes among its candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted.
Each of our current directors will serve until the close of the next annual meeting of shareholders of our company or his or her death, resignation or removal from office, whichever occurs first. Our bye-laws provide that any director may be removed as follows: (a) with respect to the directors elected by holders of the class A exchangeable shares, an affirmative vote of holders of class A exchangeable shares holding a majority of the issued and outstanding class A exchangeable shares entitled to vote at a special general meeting convened and properly held or conferring the right to vote on a resolution to remove a director; and (b) with respect to the directors elected by the holders of the class B shares, an affirmative vote of class B shareholders holding a majority of the issued and outstanding class B shares entitled to vote at a special general meeting convened and properly held or conferring the right to vote on a resolution to remove a director; provided, that the notice of any such meeting convened for the purpose of removing a director must contain a statement of the intention to remove the director and be served on the director not less than 14 days before the meeting, and that the director shall be entitled to be heard at the meeting on the motion for his or her removal. A director will be automatically removed from our board if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors or becomes prohibited by law from acting as a director.
Majority Voting Policy
Our board has adopted a majority voting policy stipulating that, if the total number of shares voted in favor of the election of a director nominee represents less than a majority of the total shares voted and withheld for that director, the nominee will tender his or her resignation immediately after the meeting. Within 90 days of the meeting, our board will determine whether or not to accept a director’s resignation and will issue a press release announcing our board of director’s decision, a copy of which will be provided to the TSX. Absent exceptional circumstances, our board will accept the resignation. The resignation will be effective when accepted by our board. If our board determines not to accept a resignation, the press release will fully state the reasons for that decision. A director who tenders his or her resignation will not participate in a meeting of our board at which the resignation is considered. The majority voting policy does not apply in circumstances involving contested director elections.

Mandate of the Board
Our board oversees the management of our company’s business and affairs directly and through three standing committees: the Audit Committee, Governance and Nominating Committee and Compensation Committee (collectively, the “Committees”). The responsibilities of our board and each Committee, respectively, are set out in written charters, which are reviewed and approved annually by our board.
Our board is responsible for:
•overseeing our company’s long-term strategic planning process and reviewing and approving its annual business plan;
•overseeing management’s approach to managing the impact of key risks facing our company;
•safeguarding shareholders’ equity interests through the optimum utilization of our company’s capital resources;
•promoting effective corporate governance;
•overseeing our company’s environmental, social and governance program and related practices;
•reviewing major strategic initiatives to determine whether management’s proposed actions accord with long-term corporate goals and shareholder objectives;
•assessing management’s performance against approved business plans;
•approving any change in the identity of the Chief Executive Officer or Chief Investment Officer under the terms of the Administration Agreement and overseeing the Chief Executive Officer’s selection of other members of senior management and reviewing succession planning; and
•reviewing and approving the reports issued to shareholders, including annual and interim financial statements.
Term Limits and Board Renewal
The Governance and Nominating Committee leads the effort to identify and recruit candidates to join our board. In this context, the Governance and Nominating Committee’s view is that our board should reflect a balance between the experience that comes with longevity of service on our board and the need for renewal and fresh perspectives.
The Governance and Nominating Committee does not support a mandatory retirement age, director term limits or other mandatory board of directors turnover mechanisms because its view is that such policies are overly prescriptive; therefore, our company does not have term limits or other mechanisms that compel board of directors turnover. The Governance and Nominating Committee does believe that periodically adding new voices to our board can help our company adapt to a changing business environment and board of directors renewal is a priority.
The Governance and Nominating Committee reviews the composition of our board on a regular basis in relation to approved director criteria and skill requirements and recommends changes as appropriate to renew our board.
Transactions in which a Director has an Interest
A director who directly or indirectly has an interest in a contract, transaction or arrangement with our company or certain of our affiliates is required to disclose the nature of his or her interest to the full board. Such disclosure may take the form of a general notice given to our board to the effect that the director has an interest in a specified company or firm and is to be regarded as interested in any contract, transaction or arrangement which may after the date of the notice be made with that company or firm or its affiliates. A director may participate in any meeting called to discuss or any vote called to approve the transaction in which the director has an interest and any transaction approved by our board will not be void or voidable solely because the director was present at or participates in the meeting in which the approval was given provided that our board or a board committee authorizes the transaction in good faith after the director’s interest has been disclosed or the transaction is fair to our company at the time it is approved.

Board Diversity Policy
Our company is committed to enhancing the diversity of our board. Our company’s view is that our board should reflect a diversity of backgrounds relevant to its strategic priorities. This includes such factors as diversity of business expertise and international experience, in addition to geographic and gender diversity.
To achieve our board of director’s diversity goals, our company has adopted the following written policy:
•Board of directors appointments will be based on merit, having due regard for the benefits of diversity on our board, so that each nominee possesses the necessary skills, knowledge and experience to serve effectively as a director; and
•In the director identification and selection process, diversity on our board, including the level of representation of women on our board, will influence succession planning and be a key criterion in identifying and nominating new candidates for election to our board.
The diversity policy does not set any formal targets on diversity for directors at this time, because of the current need for geographic diversity of directors and the emphasis on subject matter expertise. The Governance and Nominating Committee is responsible for implementing our board diversity policy, monitoring progress towards the achievement of its objectives and recommending to our board any necessary changes that should be made to the policy.
Our company does not have a target for the representation of women in executive officer positions because such targets do not accurately reflect the full range of factors considered in hiring or promoting executive officers.
Director Share Ownership Requirements
We believe that directors can better represent shareholders if they have economic exposure to our company themselves. We expect that directors of our company hold sufficient number of our class A exchangeable shares and/or Brookfield Class A Shares such that the acquisition costs of our class A exchangeable shares or Brookfield Class A Shares held by such directors is equal to at least two times their aggregate annual retainer for serving as a director of our company, as determined by our board from time to time. Directors of our company are required to meet this requirement within five (5) years of their date of appointment.
Director Orientation and Education
New directors of our company are provided with comprehensive information about our company and our operating subsidiaries. Arrangements are made for specific briefing sessions from appropriate senior personnel to help new directors better understand our strategies and operations. They also participate in the continuing education measures discussed below.
Our board receives annual operating plans for our business and more detailed presentations on particular strategies. Existing directors are invited to join the orientation sessions for new directors as a refresher. The directors have the opportunity to meet and participate in work sessions with management to obtain insight into the operations of our company and our operating subsidiaries. Directors are regularly briefed to help better understand industry-related issues such as accounting rule changes, transaction activity, capital markets initiatives, significant regulatory developments, as well as trends in corporate governance.
Committees of the Board
The three standing Committees of our board assist in the effective functioning of our board and help ensure that the views of independent directors are effectively represented:
•Audit Committee;
•Governance and Nominating Committee; and
•Compensation Committee.

The responsibilities of these Committees are set out in written charters, which are reviewed and approved annually by our board. It is our board of director’s policy that all Committees must consist entirely of independent directors. Special committees may be formed from time to time to review particular matters or transactions. While our board retains overall responsibility for corporate governance matters, each standing Committee has specific responsibilities for certain aspects of corporate governance in addition to its other responsibilities, as described below.
Audit Committee
The Audit Committee is responsible for monitoring our company’s systems and procedures for financial reporting and associated internal controls, and the performance of our company’s external and internal auditors. It is responsible for reviewing certain public disclosure documents before their approval by our full board of directors and release to the public, such as our company’s quarterly and annual financial statements and management’s discussion and analysis. The Audit Committee is also responsible for recommending the independent registered public accounting firm to be nominated for appointment as the external auditor, and for approving the assignment of any non-audit work to be performed by the external auditor, subject to the Audit Committee’s Audit Policy. The Audit Committee meets regularly in private session with our company’s external auditor and internal auditors, without management present, to discuss and review specific issues as appropriate. In addition to being independent directors as described above, all members of the Audit Committee must meet an additional “independence” test under Canadian and U.S. securities laws, in that their directors’ fees must be and are the only compensation they receive, directly or indirectly, from our company. Further, the Audit Committee requires that all its members disclose any form of association with a present or former internal or external auditor of our company to our board for a determination as to whether this association affects the independent status of the director.
Governance and Nominating Committee
It is the responsibility of the Governance and Nominating Committee, in consultation with the Chair, to assess from time to time the size and composition of our board and its Committees; to review the effectiveness of our board operations and its relations with management; to assess the performance of our board, its Committees and individual directors; to review our company’s statement of corporate governance practices and to review and recommend the directors’ compensation. Our board has implemented a formal procedure for evaluating the performance of our board, its Committees and individual directors — the Governance and Nominating Committee reviews the performance of our board, its Committees and the contribution of individual directors on an annual basis.
The Governance and Nominating Committee is responsible for reviewing the credentials of proposed nominees for election or appointment to our board and for recommending candidates for membership on our board, including the candidates proposed to be nominated for election to our board at the annual meeting of shareholders. To do this, the Governance and Nominating Committee maintains an “evergreen” list of candidates to ensure outstanding candidates with needed skills can be quickly identified to fill planned or unplanned vacancies. Candidates are assessed in relation to the criteria established by our board to ensure that our board has the appropriate mix of talent, quality, skills, diversity, perspectives and other requirements necessary to promote sound governance and the effectiveness of our board. The Governance and Nominating Committee is responsible for overseeing our company’s approach to ESG matters, which includes a review of our company’s current and proposed ESG initiatives and any material disclosures regarding ESG matters.
Compensation Committee
The Compensation Committee is responsible for reviewing and reporting to our board on management resource matters, including ensuring a diverse pool for succession planning, the job descriptions and annual objectives of senior executives, the form of executive compensation in general including an assessment of the risks associated with the compensation plans and the levels of compensation of the senior executives, other than the Chief Executive Officer and Chief Investment Officer whose services are provided by Brookfield at our request under the Administration Agreement and for whom our company pays a pro rata share of their annual cash compensation. The Compensation Committee also reviews the performance of senior management against written objectives and reports thereon. In addition, the Compensation Committee is responsible for reviewing any allegations of workplace misconduct claims that are brought to the Committee’s attention through our company’s ethics hotline, a referral from our company’s human resources department.

All members of the Compensation Committee meet the standard director independence test in that they have no relationship which could, in the view of our board, be reasonably expected to interfere with the exercise of their independent judgment.
Our board has also adopted a heightened test of independence for all members of the Compensation Committee, which entails that our board has determined that no Compensation Committee member has a relationship with senior management that would impair the member’s ability to make independent judgments about our company’s executive compensation. This additional independence test complies with the test in the listing standards of the NYSE. Additionally, the Compensation Committee evaluates the independence of any advisor it retains in order to comply with the aforementioned NYSE listing standards.
In reviewing our company’s compensation policies and practices each year, the Compensation Committee seeks to ensure the executive compensation program provides an appropriate balance of risk and reward consistent with the risk profile of our company. The Compensation Committee also seeks to ensure our company’s compensation practices do not encourage excessive risk-taking behavior by the senior management team.
The participation in long-term incentive plans is intended to discourage executives from taking excessive risks in order to achieve short-term unsustainable performance.
Board, Committee and Director Evaluation
Our board believes that a regular and formal process of evaluation improves the performance of our board as a whole, the Committees and individual directors. A survey is sent annually to independent directors inviting comments and suggestions on areas for improving the effectiveness of our board and its Committees. The results of this survey is reviewed by the Governance and Nominating Committee, which makes recommendations to our board as required. Each independent director also receives a self-assessment questionnaire and all directors are required to complete a skill-set evaluation which is used by the Governance and Nominating Committee for planning purposes. The Chair also holds private interviews with each non-management director annually to discuss the operations of our board and its Committees, and to provide any feedback on the individual director’s contributions.
Position Descriptions
The board of directors has adopted a written position description for the Chair, which sets out the Chair’s key responsibilities, including, as applicable, duties relating to setting board of directors meeting agendas, chairing board of directors and shareholder meetings and communicating with shareholders and regulators. The board of directors has also adopted a written position description for each of the Committee chairs which sets out each of the Committee chair’s key responsibilities, including duties relating to setting Committee meeting agendas, chairing Committee meetings and working with the Committee and management to ensure, to the greatest extent possible, the effective functioning of the Committee.
The board of directors has also adopted a written position description for the Chief Executive Officer which sets out the key responsibilities of the Chief Executive Officer. The primary functions of the Chief Executive Officer is to lead management of the business and affairs of our company, to lead the implementation of the resolutions and the policies of the board of directors, to supervise day to day management and to communicate with shareholders and regulators.
Personal Trading Policy
Each of the company’s and Brookfield Asset Management’s directors, officers and employees are subject to our personal trading policy and/or Brookfield Asset Management’s personal trading policy, as applicable.
All of our company’s directors, officers and employees are subject to our personal trading policy, which prohibit trading in the securities of our company while in possession of material undisclosed information about our company. Those individuals are also prohibited from entering into certain types of hedging transactions involving the securities of our company, such as short sales, prepaid variable forward contracts, equity swaps and put options. In addition, our personal trading policy prohibits trading in our company’s securities during prescribed blackout periods. We also require all executives and directors to pre-clear trades in our company’s securities.

Code of Business Conduct and Ethics
Our company’s policy is that all its activities be conducted with the utmost honesty, integrity, fairness and respect and in compliance with all legal and regulatory requirements. To that end, our company maintains a Code of Business Conduct and Ethics, a copy of which is available on our website at https://bamr.brookfield.com and has been filed on our SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov. The Code of Business Conduct and Ethics sets out the guidelines and principles for how directors and employees should conduct themselves as members of our team. Preserving our corporate culture is vital to the organization and following the Code of Business Conduct and Ethics will help us do that.
All directors, officers and employees of our company are required to provide a written acknowledgment upon joining our company that they are familiar with and will comply with the Code of Business Conduct and Ethics. All directors, officers and employees of our company are required to provide this same acknowledgment annually. Our board reviews the Code of Business Conduct and Ethics annually to consider whether to approve changes in our company’s standards and practices.
6.D    EMPLOYEES
We have over 65 full time employees located in Canada, the U.S., United Kingdom, Cayman Islands, and Bermuda. These employees are responsible for the execution of all material aspects of the business including management, underwriting, oversight and decision-making responsibilities.
We receive the services of our company’s Chief Executive Officer and Chief Investment Officer, as well as certain administrative and other support services under the terms of the Administration Agreement. Such services may include assisting our Chief Executive Officer and Chief Financial Officer with the standard functions of a public company, such as financial reporting, investor relations, human resources, information technology, compliance, shareholder correspondence, and ongoing disclosure obligations. The services provided to us by Brookfield under the Administration Agreement will be provided on a cost-recovery basis. See Item 7.B “Related Party Transactions — The Administration Agreement”. We may also outsource some of our administrative services to third parties, in each case on market terms. Our registered office is located in Pembroke, Bermuda. The registered office of BAC is in Toronto, Ontario and the registered offices of NER SPC and NER Ltd. are in George Town, Grand Cayman and Pembroke, Bermuda, respectively.

6.E    SHARE OWNERSHIP
As of the date of this Form 20-F, the directors and officers of our company, and their respective associates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, less than one percent of the outstanding class A exchangeable shares. The following table shows the number of class A exchangeable shares held by each of the directors and officers of our company as of the date of this Form 20-F:

Name	Title	Number of class A exchangeable shares	Percentage of total class A exchangeable shares
Barry Blattman	Director	28,982	*
Soonyoung Chang	Director	—	—
William Cox	Director	1,665	*
Gregory Morrison	Director	—	—
Lars Rodert	Director	—	—
Anne Schaumburg	Director	450	*
Jay Wintrob	Director	—	—
Sachin Shah	Director and Chief Executive Officer	73,347	*
Thomas Corbett	Interim Chief Financial Officer	140	*
Mabel Wong	Chief Financial Officer	—	—
Bahir Manios	Chief Investment Officer	2,472	*
Gregory McConnie	Chief Executive Officer, NER SPC and NER Ltd.	30	*
Paul Forestell	Chief Operating Officer	—	—
_________________________
* Represents less than 1% of the applicable total.
ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A    MAJOR SHAREHOLDERS
The table below presents information as of the date of this Form 20-F regarding the beneficial ownership of our voting securities shares by each person or entity that beneficially owns 5% or more of our class A exchangeable shares and class B shares. Our class A exchangeable shares held by the principal shareholders listed below do not entitle such shareholders to different voting rights than those of other holders of our class A exchangeable shares.

Name	Class A Exchangeable Shares Beneficially Owned (1)(2)		Class B Shares Beneficially Owned(1)
	Number	Percentage	Number	Percentage
Bruce Flatt	1,056,291	9.7%	—	—%
BAM Re Partners Trust(3)	—	—%	24,000	100%
Connor, Clark & Lunn Investment Management Ltd. (4)	571,133	5.3%	—	—
_________________________
(1)Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Our exchangeable shares relating to securities currently exercisable or exercisable within sixty (60) days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.
(2)The percentages shown are based on approximately 10,877,989 million class A exchangeable shares outstanding as of the date of this Form 20-

(3)The BAM Re Class B Partners, collectively, beneficially own all of our class B shares. The BAM Re Class B Partners are entitled to elect half of our board and approve all other matters requiring shareholder approval. See Item 10.B “Memorandum and Articles of Association – Class B Shares – Election of Directors”. The class B shares are held by the BAM Re Class B Partners through a voting trust, which we refer to as the BAM Re Partnership. The beneficial interests in the BAM Re Partnership, and the voting interests in its trustee are held by entities which are owned by the BAM Re Class B Partners, long-standing Partners who span generations in order to foster the long-term nature of the BAM Re Partnership, as follows: (i) Bruce Flatt (40%), (ii) Brian Kingston (40%), and (iii) Sachin Shah, Anuj Ranjan and Connor Teskey (20% in equal parts). The trustee votes the class B shares with no single individual or entity controlling the BAM Re Partnership. In the event of a fundamental disagreement among the shareholders of the trustee (and until the disagreement is resolved), three individuals have been granted (subject to receipt of all applicable regulatory approvals) the authority to govern and direct the actions of the trustee until the disagreement is resolved. These individuals, none of whom are Partners, are Marcel R. Coutu, Frank J. McKenna and Lord Gus O’Donnell. These individuals are, and their successors are required to be, longstanding and respected business colleagues associated with our company and the BAM Re Partnership.
(4)As reported in the Connor, Clark & Lunn Investment Management Ltd.’s Form SC 13G filed on our EDGAR profile at www.sec.gov on February 10, 2022.
To the knowledge of the directors and officers of the company, there are no other persons or corporations that beneficially own, exercise control or direction over, have contractual arrangements such as options to acquire, or otherwise hold voting securities of the company carrying more than 5% of the votes attached to any class of outstanding voting securities of our company.
As of March 18, 2022, 10,877,989 of our outstanding class A exchangeable shares were held by 4,044,761 holders of record in the United States, not including class A exchangeable shares held of record by DTC. As of March 18, 2022, DTC was the holder of record of 4,038,148 class A exchangeable shares.
7.B    RELATED PARTY TRANSACTIONS
Our class A exchangeable shares have been structured with the intention of providing an economic return equivalent to the Brookfield Class A Shares. Therefore, we expect that the market price of our class A exchangeable shares should be impacted by the market price of the Brookfield Class A Shares and the business performance of Brookfield Asset Management. Brookfield Asset Management is the sole holder all of our class C shares, which entitle Brookfield Asset Management to all of the residual value in our company after payment in full of the amount due to holders of class A exchangeable shares and class B shares (consisting of any declared and unpaid distributions, and the delivery of Brookfield Class A Shares or the cash equivalent on a redemption or liquidation) and subject to the prior rights of holders of Preferred Shares, if any. We believe this residual economic interest, together with the mechanisms to create economic equivalence between the class A exchangeable shares and Brookfield Class A Shares, creates alignment between the interests of Brookfield Asset Management and our shareholders since an investment in our class A exchangeable shares provides investors with the same economic exposure to the broader business of Brookfield Asset Management as an investment in the Brookfield Class A Shares.
As a result of the exchanges of our class A exchangeable shares that occur from time to time, Brookfield Asset Management may own certain of our class A exchangeable shares. Brookfield Asset Management currently owns less than 5% of the class A exchangeable shares. In its capacity as the holder of the class C shares, any class A exchangeable shares that are owned by Brookfield Asset Management from time to time are convertible are at its option into additional class C shares. See Item 10.B “Memorandum and Articles of Association — Rights Agreement” for a further description of the Rights Agreement and Item 10.B “Memorandum and Articles of Association — Class C Shares — Conversion of Tendered Class A Exchangeable Shares”. Brookfield Asset Management will be entitled to cast one vote for each class A exchangeable share to the extent held on the record date for voting at a meeting of shareholders of the company, consistent with the rights of other holders of the class A exchangeable shares.
Brookfield Asset Management holds all of the class C shares, which entitle it to all of the residual value in our company after payment in full of the amount due to holders of class A exchangeable shares, class A-1 exchangeable shares and class B shares (consisting of any declared and unpaid distributions, and the delivery of Brookfield Class A Shares or the cash equivalent on a redemption or liquidation) and subject to the prior rights of holders of Preferred Shares, if any. Brookfield Asset Management will, however, have a consent right over certain matters regarding our company and the right to commence a liquidation of our company upon the occurrence of certain events.

We are a party to a number of agreements with Brookfield in respect of our business, including the Support Agreement, the Rights Agreement, the Administration Agreement, the Investment Management Agreements, the Equity Commitment and the Credit Agreement. These agreements and relationships are important to our company, in some cases because they provide financial support to our company and will support the economic equivalence of the Class A exchangeable shares and the Brookfield Class A Shares. We describe below these relationships as well as potential conflicts of interest (and the methods for managing them) and other material considerations arising from our relationship with Brookfield.
See also the information contained in this Form 20-F under Item 3.D “Risk Factors — Risks Relating to Our Relationship with Brookfield”, Item 5.A “Operating Results — Related Party Transactions”, Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices” and Item 7.A “Major Shareholders”. For a description of certain related party transactions, please see Note 17 “Related Party Transactions” in the notes to the consolidated financial statements.
Support Agreement
Our company entered into the Support Agreement with Brookfield Asset Management dated June 28, 2021, pursuant to which Brookfield Asset Management has agreed to support the economic equivalence of the class A exchangeable shares and Brookfield Class A Shares for so long as class A exchangeable shares not owned by Brookfield are outstanding and there has not been an amendment to the exchange feature by agreeing to, among other things, take all actions reasonably necessary to enable our company to pay quarterly distributions, the liquidation amount or the amount payable on a redemption of class A exchangeable shares, as the case may be.
In addition to the Investment Management Agreements that are in place under the Support Agreement, we have agreed that for so long as the Support Agreement is in place, and subject to any applicable regulatory rules and requirements, we are expected to, from time to time, appoint Brookfield as investment manager and not appoint any other person to provide any investment management services to us without the prior consent of Brookfield. Brookfield Asset Management has also agreed that it will, or will cause the appropriate Brookfield entity, to accept such appointment.
For more information, see “The Support Agreement” and “— Investment Management Agreements” below for the terms of the Investment Management Agreements.
Rights Agreement
The rights agent, our company, and Brookfield Asset Management entered into the Rights Agreement dated June 28, 2021, pursuant to which Brookfield Asset Management has agreed that on the applicable specified exchange date with respect to any class A exchangeable shares submitted for exchange, Brookfield Asset Management will satisfy, or cause to be satisfied, the obligations pursuant to our bye-laws to exchange such subject class A exchangeable shares for Brookfield Class A Shares or its cash equivalent plus any unpaid distributions. Brookfield Asset Management currently intends to satisfy any exchange requests on the class A exchangeable shares through the delivery of Brookfield Class A Shares rather than cash. For more information, see Item 10.B “Memorandum and Articles of Association — Rights Agreement”.
The Administration Agreement
Brookfield Asset Management provides administrative services to our company on a cost recovery basis under the Administration Agreement dated June 28, 2021. The following is a summary of certain provisions of the Administration Agreement and is qualified in its entirety by reference to all of the provisions of the agreement. Because this description is only a summary of the Administration Agreement, it does not necessarily contain all of the information that you may find useful. We therefore urge you to review the Administration Agreement in its entirety. The Administration Agreement is available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR at www.sedar.com.
General
Pursuant to the Administration Agreement, Brookfield Asset Management provides, or cause to be provided, if and as requested by our company, and in each case, subject to the overriding supervision and direction of our board:
•our company’s Chief Executive Officer and Chief Investment Officer, as approved by our board from time to time; and

•certain administrative and other support services as may from time to time be agreed in writing by our company and Brookfield, which may include assisting our Chief Executive Officer and Chief Financial Officer with the standard functions of a public company, such as financial reporting, investor relations, human resources, information technology, compliance, shareholder correspondence, and ongoing disclosure obligations.
Brookfield Asset Management has agreed to provide these services to our company on a cost-recovery basis.
Our company’s Chief Executive Officer is Sachin Shah and our company’s Chief Investment Officer is Bahir Manios, both of whom are executives of Brookfield Asset Management and whose services are provided to our company pursuant to the Administration Agreement. The Chief Executive Officer and the Chief Investment Officer, including Messrs. Shah and Manios or any replacement Chief Executive Officer or Chief Investment Officer, cannot be changed by Brookfield Asset Management without our company’s prior approval. Messrs. Shah and Manios each continue to have roles at Brookfield Asset Management and spend a portion of their time on services provided to our company, and our company will reimburse Brookfield for the annual cash compensation paid to them (not including the costs associated with any equity compensation or long term incentive compensation received by them) that is proportionate to the time they have spent serving as executives of our company.
The Administration Agreement contains an acknowledgement that Brookfield Asset Management (including the individuals serving as Chief Executive Officer and the Chief Investment Officer during the portion of time they act on behalf of Brookfield Asset Management) may engage in other businesses that may be similar to or in competition with our company’s affairs. In the event of a conflict that results in the provision of services under the Administration Agreement being impracticable, Brookfield Asset Management will provide our company with written notice of the conflict and our company will be entitled to retain one or more third parties to perform the administrative services to which the conflict relates.
Termination
The term of the Administration Agreement will continue in perpetuity, provided that the Administration Agreement or any of the services thereunder may be terminated by mutual consent of our company and Brookfield Asset Management. Our company may also terminate the Administration Agreement at any time in the event of a material breach or material default of Brookfield Asset Management’s obligations under the Administration Agreement not cured within 60 days of receiving written notice of the breach or default, or upon not less than 30 days’ written notice to Brookfield Asset Management in the event of insolvency of Brookfield Asset Management, in all cases without payment of any termination fees. Brookfield Asset Management has the right to terminate the Administration Agreement upon not less than 90 days’ prior written notice to our company in the event of a material breach or material default of our company’s obligations under the Administration Agreement not cured within 60 days of receiving written notice of the breach or default, or upon not less than 30 days’ written notice to our company in the event of insolvency of our company, in all cases without payment of any termination fees.
Investment Management Agreements
We have entered into Investment Management Agreements appointing Brookfield as the investment manager of certain of our assets and accounts, including assets backing the liabilities assumed by us under our insurance and reinsurance arrangements, and any assets held as surplus. Depending on the structure of the reinsurance arrangement, Brookfield may enter into such Investment Management Agreements with us or directly with the ceding company that is our counterparty to such reinsurance arrangements.
Subject to the terms of the Investment Management Agreements, Brookfield has discretionary authority to manage the investment and reinvestment of the funds and assets of the accounts holding the assets backing the assumed liabilities in accordance with the investment guidelines specified therein. The investment guidelines will generally permit Brookfield to invest such assets in a wide range of private and/or public debt, loans, securitizations, structured products, loan originations and other credit instruments or lending opportunities, co-investments, and other types of investment arrangements, including investments in Brookfield Accounts, determined by the investment manager or any sub-advisors on a discretionary basis and otherwise, in each case, in accordance with the terms and conditions of the relevant Investment Management Agreement and applicable insurance investment laws.

Generally, Brookfield, as investment manager, will receive an asset management fee based on invested assets in the relevant Account for the services provided under the Investment Management Agreements. The Investment Management Agreements permit Brookfield to engage sub-advisors (including sub-advisors that are affiliates of Brookfield) to provide sub-advisory services with respect to some or all of the assets of the Account. Sub-advisors under the Investment Management Agreements will typically receive an asset management fee based on invested assets for their services pursuant to the relevant sub-advisory agreement. In addition, typically the Account will bear and be charged for, directly or indirectly, the costs and expenses relating to the Investment Management Agreements and sub-advisory agreements, including the costs and expenses relating to the investment activities performed thereunder.
Equity Commitment
Brookfield Asset Management has provided our company an equity commitment in the amount of $2 billion to fund future growth, which we may draw on from time to time (the “Equity Commitment”), pursuant to the Equity Commitment Agreement entered into on June 28, 2021. The Equity Commitment may be called by our company in exchange for the issuance of a number of class C shares or Junior Preferred Shares, as the case may be, to Brookfield Asset Management, corresponding to the amount of the Equity Commitment called divided (i) in the case of a subscription for class C shares, for an amount equal to the fair market value of the class C shares as determined by our company, acting reasonably, and accepted by Brookfield Asset Management (ii) in the case of a subscription for Junior Preferred Shares, $25.00. The Equity Commitment will be available in minimum amounts of $10 million and the amount available under the Equity Commitment will be reduced permanently by the amount so called. Before funds may be called on the Equity Commitment, a number of conditions precedent must be met, including that (i) the Support Agreement is in effect and there is no material breach by the company thereunder; (ii) the company shall have provided notice of a draw down on the Equity Commitment to Brookfield Asset Management; (iii) the board of the company shall have (a) authorized the issuance of the class C shares or Junior Preferred Shares, as the case may be, (b) if applicable, determined the value of the class C shares, (c) if applicable, created the Junior Preferred Shares to be issued and (d) determined that the class C shares or Junior Preferred Shares to be issued will be fully paid and non-assessable.
The rationale for the Equity Commitment is to provide our company with access to equity capital on an as-needed basis to fund growth and to maximize our flexibility. As discussed below, our company has also entered into a Credit Agreement with Brookfield Asset Management for purposes of providing our company with access to debt financing on an as-needed basis and to maximize our flexibility. Our company may also establish credit facilities with one or more financial institutions on an arm’s length basis from time to time. See Item 3.D “Risk Factors – Risks Relating to our Company – We will require significant capital to continue to fund the growth of our business”.
We intend to use the liquidity provided by the Equity Commitment and any credit facilities (including under the Credit Agreement) for working capital purposes and to fund distributions, and we may use the proceeds from the Equity Commitment to fund growth capital investments and acquisitions. The determination of which of these sources of funding our company will access in any particular situation will be a matter of optimizing needs and opportunities at that time.
The Equity Commitment has a perpetual term and may only be terminated at such time as the Support Agreement has been terminated. As of the date of this Form 20-F, no amounts are currently drawn under the Equity Commitment.
Brookfield Credit Agreement
On June 28, 2021 we entered into a credit agreement with Brookfield as lender (the “Brookfield Credit Agreement”), providing for a five-year revolving $200 million credit facility. On March 9, 2022, the size of the facility was increased to $400 million. As of the date of this Form 20-F, no amounts are currently drawn under this credit facility.
The credit facility is available in U.S. or Canadian dollars, and advances will be made by way of LIBOR, base rate, bankers’ acceptance rate or prime rate loans. Both operating facilities are expected to bear interest at the specified LIBOR or bankers’ acceptance rate plus 2%, plus an applicable spread, in each case subject to adjustment from time to time as the parties may agree. In addition, the credit facility will contemplate deposit arrangements pursuant to which the lender would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at a reduced rate of interest.

The Brookfield Credit Agreement provides that the lender is entitled to consent to any decision made by our board to approve any action by our company that constitutes, or could reasonably be expected to constitute, a material change in the nature of our company’s business, including any material change in the leverage profile of our company or any action that results, or could reasonably be expected to result, in a downgrade to any credit rating held by our company or any of its subsidiaries, as applicable.
Licensing Agreement
Our company and Brookfield Asset Management entered into a trademark sublicense agreement (the “Licensing Agreement”), dated June 28, 2021. Pursuant to the Licensing Agreement, Brookfield Asset Management will grant a non-exclusive, royalty-free sub-license to use the name “Brookfield” and the Brookfield logo. Other than under this limited license, we will not have a legal right to the “Brookfield” name and the Brookfield logo on a global basis.
The Licensing Agreement may be terminated by Brookfield Asset Management upon thirty (30) days’ prior written notice if our company defaults in the performance of any material term, condition or agreement contained in the agreement and the default continues for a period of thirty (30) days after written notice of termination of the breach is given to Brookfield Asset Management. Brookfield Asset Management may also terminate the Licensing Agreement upon thirty (30) days’ prior written notice of termination if any of the following occurs:
•our company defaults in the performance of any material term, condition or agreement contained in the agreement and the default continues for a period of thirty (30) days after written notice of termination of the breach is given to the licensee;
•our company assigns, sublicenses, pledges, mortgages or otherwise encumbers the intellectual property rights granted to it pursuant to the Licensing Agreement;
•certain events relating to a bankruptcy or insolvency of our company; or
•the Support Agreement has been terminated.
Conflicts of Interest
As discussed above, we are an advisory client of Brookfield. Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. Brookfield’s activities include, among others: (i) investment and asset management; (ii) managing and investing reinsurance capital; (iii) sponsoring, offering and managing private and public investment vehicles that invest in the global fixed income, currency, commodity, equities, private equity and other markets; and (iv) developing, constructing, owning, managing, operating and servicing real estate, renewable power, infrastructure and other companies and assets, including among others residential, commercial, storage and mixed-use real estate, data centers, transportation facilities, electric utilities, industrial and manufacturing facilities, energy companies, metals and mining companies, timberlands and agrilands, natural gas pipelines, and other assets; providing capital and financing solutions, as well as financial advisory, business development and other financial services; and other activities (collectively, the “Brookfield Activities”).
In addition to our organizational and ownership structure, we rely on Brookfield for both operational and financial support. For example, as described above, we rely on Brookfield to (i) serve as our investment manager pursuant to certain Investment Management Agreements; (ii) provide our Chief Executive Officer and Chief Investment Officer; and (iii) provide additional operational and financial support pursuant to the Support Agreement, Credit Agreement and Equity Commitment, as applicable. Our overall objective of leveraging Brookfield’s experience, expertise, broad reach, relationships and position in the markets for, among other things, investments opportunities and deal flow, will result in us, among other things, investing in or alongside Brookfield Accounts, as well as in loans to, and insurance contracts and securities issued by, Brookfield Accounts, including those in which Brookfield has an economic interest. Moreover, Brookfield’s management of its broader platform, including the activities of and other considerations relating to Brookfield Accounts, give rise to conflicts of interest relating to (i) the allocation of investment opportunities between our company, on the one hand, and other Brookfield Accounts, on the other hand, (ii) affiliate and related party transactions between Brookfield and Brookfield Accounts, (iii) investments by our company and other Brookfield accounts in different parts of a company’s or asset’s capital structure, (iv) the management of potentially adverse situations between our company and other Brookfield Accounts, and (v) Brookfield’s economic interest in Brookfield Accounts and these activities (including via compensation arrangements) and related considerations.

As a result of our organizational and ownership structure (in particular the structure of the class A exchangeable shares described under Item 4.C “Organizational Structure” above) and our broader operational and financial agreements with Brookfield, the scope of our advisory relationship with Brookfield is different than its advisory relationship with other Brookfield Accounts, including with respect to the scope of its fiduciary duties to us, and there will be different risks applicable to us compared to other Brookfield Accounts. While Brookfield will act in our best interest consistent with our overall investment mandate and objectives (taking into account, among others, our obligations to insurance companies and pursuing an investment portfolio that is suitable for our company from a risk-return perspective), Brookfield expects to manage our investment accounts similar to the manner in which it manages itself and its wholly-owned subsidiaries, particularly in connection with investments that give rise to conflicts of interest considerations vis-à-vis other Brookfield Accounts. Given this management approach, Brookfield will manage our investment activities differently than how it manages the investment activities of other Brookfield Accounts (and differently than it would have under different circumstances under which Brookfield did not have other Brookfield Accounts). This management approach will affect, among other things, the type of investment opportunities that are allocated to us, how Brookfield addresses conflicts of interest that will arise in managing our investments and other activities, the provision of financing and refinancing arrangements, and/or other transactions between Brookfield and other Brookfield Accounts, on the one hand, and us, on the other hand.
Our investment program and conflicts protocols are designed to address the factors noted above. Such program and protocols include certain investment guidelines and restrictions on our investments in securities issued by (and loans made to) Brookfield Accounts, such as exposure limits, a passive investment strategy and other controls (designed to ensure that potential adverse interests between our accounts and other Brookfield Accounts invested in different parts of an issuer’s capital structure can be appropriately managed in satisfaction of Brookfield’s fiduciary duties to other Brookfield Accounts). Further, in order to ensure that Brookfield can appropriately manage the Brookfield Accounts consistent with its fiduciary obligations to them, Brookfield Accounts (including ones in which we invest) generally will have priority with respect to investment opportunities that are suitable for their mandates. Moreover, from time to time, we will provide financing (or refinancing) arrangements to Brookfield Accounts at a lower cost or otherwise on more favorable terms relative to other third-party lenders and/or arrangements.
Brookfield has also implemented policies and procedures governing regulatory consent requirements for transactions involving the BAM Re Related Account Group that raise potential conflicts of interest considerations relating to cross and principal transactions, including Related Account Group Transactions and Cross Account Group Transactions. Under its policies and procedures Brookfield will obtain prior approval for Cross Account Group Transactions that constitute a principal transactions (and for any transaction in loans or other instruments that would constitute a principal transaction but for the fact that it is not a transaction in a security), from a senior employee of our insurance or reinsurance company that acts as the reinsurer in respect of the relevant account and designated to provide such approval. Post-transaction ratification will also be provided on a quarterly basis by the independent members of the investment committee of the board of directors of the relevant insurance or reinsurance company. These consents are designed to satisfy regulatory consent requirements and are binding upon us. In addition, Brookfield has implemented pricing guidelines to ensure that our investments are executed at fair market values on arm’s length terms.
Brookfield does not expect to seek consent for Related Account Group Transactions in the ordinary course as Brookfield believes such transactions are not cross or principal transactions. Rather, Brookfield believes these asset transfers are transactions effected at fair market value or statutory book value within a single economic group, in accordance with Brookfield’s valuation and accounting policies and procedures, which do not impact the expected return of any reinsurance counterparties within the BAM Re Related Account Group. Additionally, third-party cedants do not bear the economic risk relating to the cedant accounts but, rather, are owed a guaranteed return by the applicable reinsurance subsidiary of our company and have a right to access underlying investments in the accounts to the extent such reinsurance subsidiary defaults on its payment obligations under the terms of the applicable reinsurance treaty. Our company therefore holds all of the economic risk in connection with any Related Account Group Transaction. These policies and procedures for managing conflicts will be different than the approach Brookfield takes for its other advisory clients as described in the Brookfield Form ADV.

Given the following factors, we expect that our and our shareholders’ interests and Brookfield’s interests will be strongly aligned and that BAM Re Adviser taking into account Brookfield’s interests as well as our best interests will benefit our company and the holders of Class A Shares: (i) our organizational and ownership structure; (ii) the rationale for our formation; (iii) the fact that each Class A Share will be structured with the intention of providing an economic return equivalent to one Brookfield Class A Share and be convertible into the same; and (iv) the financial and other support Brookfield is providing to us through various support agreements. Moreover, we believe that Brookfield’s interests in managing its other Brookfield Accounts (including ones in which we invest) in accordance with its fiduciary duties to them will benefit us and that prioritizing other Brookfield Accounts (including ones in which we invest) is ultimately in our and our shareholders’ best economic interest as the potential benefits that would accrue to Brookfield and its shareholders would similarly accrue equally to us and our shareholders.
Conflicts of interest between our company, on the one hand, and Brookfield and other Brookfield Accounts, on the other hand, will generally be resolved in accordance with the principles summarized herein and in the Brookfield Form ADVs, Brookfield’s policies for adequately addressing potential conflicts considerations that arise in managing its business activities, governing documents of Brookfield Accounts, and conflicts protocols. Brookfield has formed a conflicts committee (the “Conflicts Committee”) that reviews Brookfield’s resolution of potential and actual conflicts situations that arise in the normal course of managing Brookfield’s business activities. Brookfield’s Conflicts Committee is intended to provide review and analysis, and ensure appropriate resolution, of these conflicts considerations. The Conflicts Committee also approved a framework (and related parameters) for execution of certain types of transactions, including Related Account Group Transactions and Cross Account Group Transactions and appoint one or more individuals (including Brookfield Asset Management’s Chief Compliance Officer), pursuant to delegated authority, to oversee implementation of the framework. In this respect, transactions that are executed in accordance with such a framework will be deemed to have approved by the Conflicts Committee. However, there can be no assurance that Brookfield will timely identify and present potential conflicts of interest to its Conflicts Committee. In addition, the Conflicts Committee is comprised of senior management of Brookfield and, as a result: (i) such representatives are themselves subject to conflicts of interest considerations and (ii) there can be no assurance that any determinations made by the Conflicts Committee will be favorable to a Brookfield Account (including our company and/or a Brookfield Accounts in which we invest). The Conflicts Committee will act in good faith to resolve potential conflicts of interest in a manner that is fair and balanced, taking into account the facts and circumstances known to it at the time. However, there is no guarantee that the Conflicts Committee will make the decision that is most beneficial to any particular Brookfield Account (including our company and/or a Brookfield Accounts in which we invest) or that the Conflicts Committee would not have reached a different decision if additional information were available to it.
For more information, see Item 3.D “Risk Factors — Risks Relating to the Exchangeable Shares — The class A exchangeable shares have been structured with the intention of providing an economic return equivalent to one Brookfield Class A Share and therefore we expect that the market price of our class A exchangeable shares should be impacted by the market price of the Brookfield Class A Shares and the business performance of Brookfield Asset Management,” and “— Risks Relating to Our Relationship with Brookfield — Our organizational, ownership and operational management structure, and advisory relationship with Brookfield, give rise to conflicts of interest.”
By acquiring our shares, each investor will be deemed to have acknowledged the existence of the conflicts of interest discussed above and to have waived any and all claims with respect to them and any actions taken or proposed to be taken in respect of them. Although we believe Brookfield will act in what it believes is our best interest, conflicts may not be resolved in a manner that is favorable to our company, Brookfield Accounts in which we invest or our shareholders. Prospective investors are encouraged to seek the advice of independent legal counsel in evaluating the conflicts involved in an investment in our shares and the operation of our company.
Additional information about potential conflicts of interest regarding an investment in our company is set forth in the Brookfield Asset Management Reinsurance Advisor LLC Form ADV, as well as the Form ADVs of the Brookfield Advisers who advise the Brookfield Accounts in which we invest. Prospective investors should review the Form ADVs of Brookfield Asset Management Reinsurance Advisor LLC and the Brookfield Advisers prior to investing in our company and current investors should review them on an annual basis. These Form ADVs are available on the SEC’s website (www.adviserinfo.sec.gov) and are not part of this Form 20-F.
7.C    INTEREST OF EXPERTS AND COUNSEL
Not applicable.

ITEM 8.    FINANCIAL INFORMATION
8.A    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Financial Statements
See Item 18 “Financial Statements”, which contains our audited consolidated financial statements prepared in accordance with IFRS.
Dividend Policy
See Item 5.A “Operating Results — Liquidity and Capital Resources — Dividends Policy”, which contains information regarding our dividend policy. Also see Item 5.B “Memorandum and Articles of Association — Class A Exchangeable Shares — Dividends”.
Legal Proceedings
See Item 18. “Financial Statements”.
8.B    SIGNIFICANT CHANGES
A discussion of the significant changes in our business can be found under Item 4 “Information on the Company”, Item 4.A “History and Development of the Company” and Item 5.A “Operating Results”.
ITEM 9.    THE OFFER AND LISTING
9.A    OFFER AND LISTING DETAILS
The class A exchangeable shares are listed on the NYSE and the TSX under the symbol “BAMR”. Our Class A exchangeable shares began trading on the NYSE and the TSX on June 28, 2021.
9.B    PLAN OF DISTRIBUTION
Not applicable.
9.C    MARKETS
See Item 9.A “Offer and Listing Details”.
9.D    SELLING SHAREHOLDERS
Not applicable.
9.E    DILUTION
Not applicable.
9.F    EXPENSES OF THE ISSUE
Not applicable.
ITEM 10.    ADDITIONAL INFORMATION
10.A    SHARE CAPITAL
Not applicable.

10.B    MEMORANDUM AND ARTICLES OF ASSOCIATION
Our authorized share capital consists of: (i) 1,000,000,000 class A exchangeable shares, par value of $39.74 per share; (ii) 500,000 class B shares, par value of $39.74 per share; (iii) 1,000,000,000 class C shares, par value of $1.00 per share; (iv) (a) 1,000,000,000 Class A Junior Preferred Shares (issuable in series) having a par value of $25.00 per share, and (b) 1,000,000,000 Class B Junior Preferred Shares (issuable in series) having a par value of C$25.00, which we refer to together with the Class A Junior Preferred Shares as the Junior Preferred Shares; and (v) (a) 100,000,000 Class A Senior Preferred Shares (issuable in series) having a par value of $25.00 per share, and (b) 100,000,000 Class B Senior Preferred Shares (issuable in series) having a par value of C$25.00 per share, which we refer to together with the Class A Senior Preferred Shares as the Senior Preferred Shares, and collectively with the Junior Preferred Shares, as the Preferred Shares.
Class A Exchangeable Shares
As of the date of this Form 20-F, there were 10,877,989 class A exchangeable shares, 24,000 class B shares, 23,544,548 class C shares and no preferred shares outstanding.
The following description of class A exchangeable shares sets forth certain general terms and provisions of class A exchangeable shares. This description is in all respects subject to and qualified in its entirety by applicable law and the provisions of our company’s bye-laws. Through the rights and governance structures described in this Form 20-F, each class A exchangeable share is intended to provide its holder with an economic return that is equivalent to that of a Brookfield Class A Share. Consequently, we expect that the market price of our class A exchangeable shares should be impacted by the market price of the Brookfield Class A Shares and the business performance of Brookfield Asset Management.
Voting
Each holder of class A exchangeable shares will be entitled to receive notice of, and to attend and vote at, all meetings of our shareholders, other than meetings at which only holders of a specified class or series of shares are entitled to vote or as otherwise required by law. Except as set out below under “— Election of Directors”, each holder of class A exchangeable shares will be entitled to cast one vote for each class A exchangeable share held at the record date for determination of shareholders entitled to vote on any matter.
Except as otherwise expressly provided in our bye-laws or as required by law, all matters to be approved by shareholders must be approved by: (i) a majority or, where a higher threshold is specified under applicable law, the higher percentage of the votes cast by holders of class A exchangeable shares who vote in respect of the resolution, and (ii) a majority or, where a higher threshold is specified under applicable law, the higher percentage of the votes cast by the holder of our class B shares who vote in respect of the resolution. As a result, all matters that require shareholder approval must be approved by the holder of the class B shares.
Election of Directors
In the election of directors, holders of class A exchangeable shares will be entitled to elect one-half of the board. Our bye-laws provide that each holder of a class A exchangeable share has the right to cast a number of votes equal to the number of votes attached to the class A exchangeable shares held by the holder multiplied by the number of directors to be elected by the holder and all holders of class A exchangeable shares entitled to vote with such holder in the election of directors. A holder may cast all such votes in favour of one candidate or distribute such votes among its candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted.

At our company’s first annual shareholder meeting, any registered or beneficial holder of class A exchangeable shares holding class A exchangeable shares representing at least 5% of the outstanding class A exchangeable shares will be entitled to nominate one or more of the individuals to be proposed for election by holders of the class A exchangeable shares. To ensure that all holders of class A exchangeable shares receive adequate notice of and information about the nominated directors, a holder of class A exchangeable shares eligible to exercise such nomination right and wishing to nominate one or more individuals for election will be required to provide notice to our company in a prescribed form as set out in our bye-laws not later than the close of business on the 30th day prior to the date of the annual meeting. Following our company’s first annual shareholder meeting in 2022, holders of class A exchangeable shares will not have any board nomination rights except as prescribed by law.
Distributions
The holders of class A exchangeable shares will be entitled to receive distributions as and when declared by our board subject to receipt of sufficient shareholder approval (where applicable) and the prior rights of the holders of all classes and series of the Class A Senior Preferred Shares and Class B Senior Preferred Shares and any other shares ranking senior to the class A exchangeable shares with respect to priority in payment of distributions. It is expected that each class A exchangeable share will receive distributions at the same time and in the same amount as the cash dividends paid on each Brookfield Class A Share.
Subject to the prior rights of holders of all classes and series of Senior Preferred Shares at the time outstanding having prior rights as to distributions, and in preference to the Junior Preferred Shares and class C shares of the company, each class A exchangeable share will entitle its holder to cumulative distributions per share in an amount equal to (i) the amount of any cash dividend made on a Brookfield Class A Share multiplied by (ii) the exchange factor (which initially shall be one, subject to adjustment in the event of certain dilutive or other capital events by our company or Brookfield Asset Management) determined in accordance with our bye-laws and in effect on the payment date of such distribution, which we refer to as the exchangeable distribution. See Item 10.B “Memorandum and Articles of Association — Exchange by Holder — Adjustments to Reflect Certain Capital Events”.
If the full amount of an exchangeable distribution is not paid concurrently with a dividend on the Brookfield Class A Shares, then the unpaid amount of such exchangeable distribution shall accrue and accumulate (without interest), whether or not our company has earnings, whether or not there are funds legally available for the payment thereof and whether or not such exchangeable distribution has been earned, made or authorized. Any exchangeable distribution payment made shall first be credited against the earliest accumulated but unpaid exchangeable distribution due which remains payable, which we refer to as unpaid distributions. All exchangeable distributions shall be paid prior and in preference to any dividends or distributions on the class C shares. The holders of class A exchangeable shares shall not be entitled to any distributions from our company other than the exchangeable distributions.
The class A exchangeable shares may be consolidated or split in the event of, and equally with, a share consolidation or stock split of the Brookfield Class A Shares. As an alternative, stock dividends may be paid in lieu of stock splits concurrently with a stock split of the Brookfield Class A Shares. In that case, the stock dividend on the class A exchangeable shares will be paid in additional class A exchangeable shares.
Exchange by Holder
At any time before the 15th business day prior to the date of any redemption, holders of class A exchangeable shares shall have the right to exchange all or a portion of their class A exchangeable shares with Brookfield Asset Management for one Brookfield Class A Share per class A exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or Brookfield Asset Management as described below in “— Adjustments to Reflect Certain Capital Events”) or its cash equivalent based on the NYSE closing price of one Brookfield Class A Share on the date that the request for exchange is received by our transfer agent (or if not a trading day, the next trading day thereafter) plus all unpaid distributions, if any (the form of payment to be determined at the sole election of Brookfield Asset Management), subject to certain limitations described below if Brookfield Asset Management is unable to maintain an effective registration statement. If you hold class A exchangeable shares through a broker, please contact your broker to request an exchange on your behalf. If you are a registered holder of class A exchangeable shares, please contact our transfer agent and follow the process described below.

Pursuant to the Rights Agreement between our company, Brookfield Asset Management and Wilmington Trust, National Association, Brookfield Asset Management has agreed it will satisfy, or cause to be satisfied, any request made pursuant to our bye-laws to exchange such class A exchangeable shares for Brookfield Class A Shares or its cash equivalent, plus unpaid distributions. Brookfield Asset Management currently intends to satisfy any exchange requests on the class A exchangeable shares through the delivery of Brookfield Class A Shares rather than cash.
The obligation to satisfy a request for exchange is the obligation of Brookfield Asset Management, and our company has no obligation to deliver Brookfield Class A Shares or cash, to deliver any unpaid distributions, or to cause Brookfield Asset Management to do so.
Each holder of class A exchangeable shares who wishes to exchange one or more of his or her class A exchangeable shares with Brookfield Asset Management for Brookfield Class A Shares or its cash equivalent is required to complete and deliver a notice of exchange in the form available from our transfer agent. Upon receipt of a notice of exchange, Brookfield Asset Management shall, within ten (10) business days after the date that the notice of exchange is received by our transfer agent, or the specified exchange date, deliver to the tendering holder of class A exchangeable shares, in accordance with instructions set forth in the notice of exchange, one Brookfield Class A Share per class A exchangeable share held (subject to adjustments in the event of certain capital events by our company or Brookfield Asset Management as described below in “— Adjustments to Reflect Certain Capital Events”) or its cash equivalent based on the NYSE closing price of one Brookfield Class A Share on the date that the request for exchange is received by our transfer agent (or if not a trading day, the next trading day thereafter) plus all unpaid distributions, if any (the form of payment to be determined at the sole election of Brookfield Asset Management). Notwithstanding the foregoing, for so long as there is not an effective registration statement with respect to the delivery of Brookfield Class A Shares in connection with the exchange right, Brookfield Asset Management will not be able to effect exchanges for Brookfield Class A Shares and will not be required to effect exchanges for cash that would result in the payment of an amount in excess of $5,000,000 in the aggregate over any 30 consecutive calendar day period; provided that such limit will not apply for more than 90 consecutive calendar days during any 12 calendar month period. Upon completion of the exchange of any class A exchangeable shares as described herein, the holder of class A exchangeable shares who has exchanged their class A exchangeable shares will have no further right, with respect to any class A exchangeable shares so exchanged, to receive any distributions on class A exchangeable shares on or after the date on which such class A exchangeable shares are exchanged. For greater certainty, a tendering holder will, despite a notice of exchange being delivered, be entitled to receive any distributions on class A exchangeable shares that have a record date or otherwise accrued prior to the date on which such notice of exchange is received.
Subject to the limitations on exchange as described above, in the event that a tendering holder of class A exchangeable shares has not received the number of Brookfield Class A Shares or its cash equivalent (the form of payment to be determined by Brookfield Asset Management in its sole discretion) in satisfaction of the tendered class A exchangeable shares on or prior to the specified exchange date, then, pursuant to the Rights Agreement, the holder of the subject class A exchangeable shares or the rights agent, on behalf of the holder of the subject class A exchangeable shares, will have the right to institute and maintain any suit, action or proceeding against Brookfield Asset Management to enforce the obligations of Brookfield Asset Management to exchange our class A exchangeable shares for Brookfield Class A Shares (or their cash equivalent) plus unpaid distributions. The Rights Agreement is available electronically on our SEDAR profile at www.sedar.com. For a further description of the Rights Agreement, see Item 7.B “Related Party Transactions — Rights Agreement” and Item 10.B “Memorandum and Articles of Association — Rights Agreement” for a further description of the Rights Agreement.
No Fractional Shares. No fractional Brookfield Class A Shares will be issued or delivered upon exchange of class A exchangeable shares. In lieu of any fractional Brookfield Class A Shares to which the tendering holder of class A exchangeable shares would otherwise be entitled at Brookfield Asset Management’s election, Brookfield Asset Management will pay an amount in cash equal to the Brookfield Class A Share value on the trading day immediately preceding the applicable specified exchange date multiplied by such fraction of a Brookfield Class A Share.

Adjustments to Reflect Certain Capital Events. The exchange factor (which initially shall be one) is subject to adjustment in accordance with our company’s bye-laws to reflect certain capital events, including (i) if Brookfield Asset Management declares or pays a dividend to its shareholders consisting wholly or partly of Brookfield Class A Shares or if or our company declares or pays a distribution to our shareholders consisting wholly or partly of class A exchangeable shares, in each case, without a corresponding dividend or distribution, as applicable, being paid by the other entity; (ii) if Brookfield Asset Management or our company splits, subdivides, reverse-splits or combines its outstanding Brookfield Class A Shares or class A exchangeable shares, as applicable, without a corresponding event occurring at the other entity; (iii) if Brookfield Asset Management or our company distributes any rights, options or warrants to all or substantially all holders of its Brookfield Class A Shares or class A exchangeable shares to convert into, exchange for or subscribe for or to purchase or to otherwise acquire Brookfield Class A Shares or class A exchangeable shares (or other securities or rights convertible into, exchangeable for or exercisable for Brookfield Class A Shares or class A exchangeable shares), as applicable, without a corresponding distribution of comparable rights, options or warrants by the other entity; (iv) if Brookfield Asset Management effects a spin-off, unless a corresponding event (or a distribution/equivalent compensation) occurs at our company in respect of class A exchangeable shares; (v) if Brookfield Asset Management distributes to all or substantially all holders of Brookfield Class A Shares evidences of its indebtedness or assets (including securities), or rights, options or warrants to convert into, exchange for or subscribe for or to purchase or to otherwise acquire such securities but excluding all distributions where a comparable distribution (or the cash equivalent) is made by our company; or (vi) if Brookfield Asset Management or one of its subsidiaries makes a payment in respect of a tender or exchange offer for the Brookfield Class A Shares (but excluding for all purposes any exchange or tender offer to exchange Brookfield Class A Shares for class A exchangeable shares or any other security economically equivalent to Brookfield Class A Shares), to the extent that the cash and value of any other consideration included in the payment per Brookfield Class A Share exceeds certain thresholds.
Redemption
Our board will have the right, subject to the prior written consent of Brookfield Asset Management, as the sole holder of the class C shares, and upon sixty days’ prior written notice to holders of class A exchangeable shares, to redeem all of the then outstanding class A exchangeable shares at any time and for any reason, in its sole discretion and subject to applicable law, including without limitation following the occurrence of any of the following redemption events: (i) the total number of class A exchangeable shares outstanding decreases by 50% or more over any six-month period; (ii) the daily market value of the class A exchangeable shares (based on the closing price on the NYSE on each trading day) (A) is less than $250 million for more than six consecutive months or (B) decreases by 50% or more from its high over any three-month period; (iii) a person acquires 90% of the Brookfield Class A Shares in a take-over bid (as defined by applicable securities law); (iv) shareholders of Brookfield Asset Management approve an acquisition of Brookfield Asset Management by way of arrangement, amalgamation or similar transaction; (v) shareholders of Brookfield Asset Management approve a restructuring or other reorganization of Brookfield Asset Management or a liquidation, insolvency or winding-up of Brookfield Asset Management is pending; (vi) there is a pending sale of all or substantially all of Brookfield Asset Management’s assets; (vii) there is a change of law (whether by legislative, governmental or judicial action), administrative practice or interpretation, or a change in circumstances of our company and our shareholders, that may result in adverse tax consequences for our company or our shareholders; or (viii) our board, in its sole discretion, concludes that the holders of class A exchangeable shares are adversely impacted by a fact, change or other circumstance relating to our company. For greater certainty, shareholders do not have the ability to vote on such redemption and the board’s decision to redeem all of the then outstanding class A exchangeable shares will be final.
Upon any such redemption event, the holders of class A exchangeable shares shall be entitled to receive pursuant to such redemption one Brookfield Class A Share per class A exchangeable share held (subject to adjustment in the event of certain capital events by our company or Brookfield Asset Management as described above in “— Exchange by Holder — Adjustments to Reflect Certain Capital Events”) or its cash equivalent based on the NYSE closing price of one Brookfield Class A Share on the trading day immediately preceding the announcement of such redemption plus all unpaid distributions, if any (the form of payment to be determined at the election of our company).

Notwithstanding the foregoing, upon any redemption event, Brookfield Asset Management may elect to acquire all of the outstanding class A exchangeable shares in exchange for one Brookfield Class A Share per class A exchangeable share held (subject to adjustment in the event of certain capital events by our company or Brookfield Asset Management as described above in “— Exchange by Holder — Adjustments to Reflect Certain Capital Events”) or its cash equivalent based on the NYSE closing price of one Brookfield Class A Share on the trading day immediately preceding the announcement of such redemption plus all unpaid distributions, if any (the form of payment to be determined at the election of Brookfield Asset Management). Shareholders are not entitled to vote on Brookfield Asset Management’s exercise of the overriding call right described in the preceding sentences.
Liquidation
Brookfield Asset Management, as the sole holder of our class C shares, will have the right, subject to applicable law, to require our company to commence a liquidation of the company following the occurrence of certain events. See Item 10.B “Memorandum and Articles of Association — Class C Shares — Liquidation” for more information.
Upon any liquidation, dissolution or winding up of our company or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, including whether substantially concurrent with the liquidation, dissolution or winding up of Brookfield Asset Management or any other distribution of Brookfield Asset Management’s assets among its shareholders for the purpose of winding up its affairs, and subject to the prior rights of holders of all classes and series of Senior Preferred Shares and any other class of shares of our company ranking in priority or ratably with the class A exchangeable shares and after the payment in full of any unpaid distributions, the holders of class A exchangeable shares shall be entitled to one Brookfield Class A Share per class A exchangeable share held (subject to adjustment in the event of certain capital events by our company or Brookfield Asset Management as described above in “— Exchange by Holder — Adjustments to Reflect Certain Capital Events”) or its cash equivalent based on the NYSE closing price of one Brookfield Class A Share on the trading day immediately preceding announcement of such liquidation, dissolution or winding up (the form of payment to be determined at the election of our company). If, upon any such liquidation, dissolution or winding up, the assets of our company are insufficient to make such payment in full, then the assets of our company will be distributed among the holders of class A exchangeable shares and class B shares ratably in proportion to the full amounts to which they would otherwise be respectively entitled to receive.
Notwithstanding the foregoing, upon any liquidation, dissolution or winding up of our company, Brookfield Asset Management may elect to acquire all but not less than all of the outstanding class A exchangeable shares for one Brookfield Class A Share per class A exchangeable share held (subject to adjustment in the event of certain capital events by our company or Brookfield Asset Management as described above in “— Exchange by Holder — Adjustments to Reflect Certain Capital Events”) plus all unpaid distributions, if any. The acquisition by Brookfield Asset Management of all the outstanding class A exchangeable shares will occur on the day prior to the effective date of the liquidation, dissolution or winding up of our company. Shareholders are not entitled to vote on Brookfield Asset Management’s exercise of the overriding call right described in the preceding sentences.
Book-Based System
The class A exchangeable shares may be represented in the form of one or more fully registered share certificates held by, or on behalf of, CDS or DTC, as applicable, as custodian of such certificates for the participants of CDS or DTC, registered in the name of CDS or DTC or their respective nominee, and registration of ownership and transfers of the class A exchangeable shares may be effected through the book-based system administered by CDS or DTC, as applicable.

Treatment of Class A Exchangeable Shares in Connection with a Takeover Bid, Issuer Bid or Tender Offer
The class A exchangeable shares are not Brookfield Class A Shares and will not be treated as Brookfield Class A Shares for purposes of the application of applicable Canadian and U.S. rules relating to takeover bids, issuer bids and tender offers. Brookfield Class A Shares and class A exchangeable shares are not securities of the same class. As a result, holders of class A exchangeable shares will not be entitled to participate in an offer or bid made to acquire Brookfield Class A Shares, unless such offer is extended to holders of class A exchangeable shares and holders of Brookfield Class A Shares will not be entitled to participate in an offer or bid made to acquire class A exchangeable shares, unless such offer is extended to holders of Brookfield Class A Shares. In the event of a takeover bid for Brookfield Class A Shares, a holder of class A exchangeable shares who would like to participate would be required to first tender his or her class A exchangeable shares for exchange, in order to receive a Brookfield Class A Share, or the cash equivalent, at the election of Brookfield Asset Management, pursuant to the exchange right. If an issuer tender offer or issuer bid is made for the Brookfield Class A Shares at a price in excess of the market price of the Brookfield Class A Shares and a comparable offer is not made for the class A exchangeable shares, then the exchange factor for the class A exchangeable shares may be adjusted. See “— Exchange by Holder — Adjustments to Reflect Certain Capital Events” above for more information on the circumstances in which adjustments may be made to the exchange factor.
Choice of Forum for Bermuda Act and U.S. Securities Act Claims
Pursuant to our bye-laws, unless we consent in writing to the selection of an alternative forum (and our company will always provide such consent with respect to the Superior Court of Justice of the Province of Ontario, Canada and appellate Courts thereof), the Supreme Court of Bermuda shall, to the fullest extent permitted by law, be the sole and exclusive forum for any dispute that arises concerning the Bermuda Act or out of or in connection with our bye-laws, including any question regarding the existence and scope of our bye-laws and/or whether there has been any breach of the Bermuda Act or our bye-laws by an officer or director (i.e., the Bermuda Forum Provision.) The Bermuda Forum Provision will not apply to any causes of action arising under the U.S. Securities Act or the U.S. Exchange Act. In addition, our bye-laws further provide that unless we consent in writing to the selection of an alternative forum, the federal courts of the United States shall be the sole and exclusive forum for resolving any complaint filed in the United States asserting a cause of action arising under the U.S. Securities Act (i.e., the U.S. Federal Forum Provision). Our bye-laws provide that any person or entity purchasing or otherwise acquiring any interest in our class A exchangeable shares is deemed to have notice of and consented to the Bermuda Forum Provision and the U.S. Federal Forum Provision; provided, however, that shareholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder. The Bermuda Forum Provision and the U.S. Federal Forum Provision in our bye-laws may impose additional litigation costs on shareholders in pursuing any such claims. Additionally, the forum selection clauses in our bye-laws may limit our shareholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit our shareholders. See Item 3.D “Risk Factors — Our bye-laws designate specific courts in Bermuda as the exclusive forum for certain litigation that may be initiated by our shareholders, which could limit our shareholders’ ability to obtain a desired judicial forum for disputes with us.”
Class B Shares
The following description of class B shares sets forth certain general terms and provisions of class B shares. This description is in all respects subject to and qualified in its entirety by reference to applicable law and the provisions of our company’s bye-laws. All of the outstanding class B shares are held, collectively, by the BAM Re Class B Partners.
Voting
Each holder of class B shares will be entitled to receive notice of, and to attend and vote at, all meetings of our shareholders, other than meetings at which only holders of a specified class or series of shares are entitled to vote or as otherwise required by law. Each holder of class B shares will be entitled to cast one vote for each class B share held at the record date for determination of shareholders entitled to vote on any matter.

Except as set out below under “— Election of Directors” below, or as otherwise expressly provided in our bye-laws or as required by law, all matters to be approved by shareholders must be approved by: (i) a majority or, where a higher threshold is specified under applicable law, the higher percentage of the votes cast by holders of class B shares who vote in respect of the resolution, and (ii) a majority or, where a higher threshold is specified under applicable law, the higher percentage of the votes cast by holders of class A exchangeable shares who vote in respect of the resolution.
Election of Directors
In the election of directors, holders of class B shares will be entitled to elect one-half of the board. Our bye-laws provide that each holder of a class B share has the right to cast a number of votes equal to the number of votes attached to the class B shares held by the holder multiplied by the number of directors to be elected by the holder and all holders of class B shares entitled to vote with such holder in the election of directors. A holder may cast all such votes in favor of one candidate or distribute such votes among its candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted.
Distributions
The holders of class B shares will be entitled to the same distributions as the class A exchangeable shares as described above, and the class B shares rank pari passu with the class A exchangeable shares with respect to the payment of distributions (if, as and when made by our board). In the event a distribution is paid on the class A exchangeable shares, the board shall, subject to applicable law, contemporaneously pay an equivalent distribution on the class B shares.
Liquidation
Upon a liquidation, dissolution or winding-up of our company, holders of class B shares will be entitled to the same rights as holders of class A exchangeable shares described above and rank on parity with the class A exchangeable shares.
Restrictions on Transfer
The class B shares may only be held by the BAM Re Class B Partners, a company controlled by one or more of the Partners or Brookfield. However, Brookfield does not currently have any intention to hold any class B shares.
Class C Shares
The following description of class C shares sets forth certain general terms and provisions of class C shares. This description is in all respects subject to and qualified in its entirety by reference to applicable law and the provisions of our company’s memorandum of association or bye-laws. All of the outstanding class C shares will be held by Brookfield Asset Management.
Voting
Except as described below or as required by law, the holder of the class C shares shall be entitled to notice of, and to attend, any meetings of shareholders of the company, but shall not otherwise be entitled to vote at any such meetings. Under our memorandum of association and bye-laws, the holder of the class C shares will be entitled to consent to (a) any redemption of the class A exchangeable shares by our company; (b) any amendment to our memorandum of association or bye-laws, including, for greater certainty, the terms attached to the class A exchangeable shares, the class B shares or any other shares ranking senior to the class C shares; (c) any merger or similar reorganization of the company (including a sale of all or substantially all of its assets); (d) a continuance to another jurisdiction of incorporation or (e) the commencement of a voluntarily liquidation of our company.

Distributions
The holder of class C shares will be entitled to receive distributions as and when declared by our board subject to the prior rights of the holders of all classes and series of the Preferred Shares, class A exchangeable shares, class B shares, and any other shares ranking senior to the class C shares with respect to priority in payment of distributions. The holder of our class C shares will be entitled to receive distributions if, as and when declared or authorized. Our board has adopted a policy that class C share distributions will be paid quarterly in an amount equal to our company’s distributable earnings (as determined by management of our company) after payment of distributions on the class A exchangeable shares, class B shares and any other shares ranking senior to the class C shares and after reasonable provision for any other applicable obligations and commitments.
The class C shares will not be consolidated or split in the event of, and equally with, a share consolidation or stock split of the Brookfield Class A Shares unless the holder of class C shares agrees to such split or consolidation.
Liquidation
The holder of class C shares will have the right, subject to applicable law, to resolve that our company commence a voluntary liquidation of the company following the occurrence of any of the following events: (i) the total number of class A exchangeable shares outstanding decreases by 50% or more over any six-month period; (ii) the daily market value of the class A exchangeable shares (based on the closing price on each trading day) (A) is less than $250 million for more than six consecutive months or (B) decreases by 50% or more from its high over any three-month period; (iii) a person acquires 90% of the Brookfield Class A Shares in a take-over bid (as defined by applicable securities law); (iv) the shareholders of Brookfield Asset Management approve a sale of all or substantially all of the assets of Brookfield Asset Management or an acquisition of Brookfield Asset Management by way of arrangement, amalgamation or similar transaction; (v) the shareholders of Brookfield Asset Management approve a restructuring or other reorganization of Brookfield Asset Management or the liquidation, dissolution or winding up of Brookfield Asset Management, or any other distribution of Brookfield Asset Management’s assets among its shareholders for the purpose of winding up its affairs, is pending; (vi) there is a change of law (whether by legislative, governmental or judicial action), administrative practice or interpretation, or a change in circumstances of our company and our shareholders, that may result in adverse tax consequences for our company or our shareholders; (vii) the holder, in good faith, concludes that it is materially adversely impacted by an external fact unrelated to the company, a change, or other circumstance relating to the company or Brookfield that was not known to it on the effective date of the special dividend; or (viii) on any day during the months of January and June commencing in 2022 and every year thereafter, more than 20% of the total number of the class A exchangeable shares outstanding are controlled by one person or group of persons acting jointly or in concert within the meaning of applicable securities laws; provided that, in the case of all circumstances other than (ii), the circumstance cannot be cured within a period of 30 days. The foregoing right will only be exercisable following the expiration of such cure period (or in the case of (ii), following the occurrence of the event) and shall expire (A) in the case of all circumstances other than (viii), on the 90th day thereafter, (B) in the case of (viii), on the 60th day thereafter, and (C) in the case of (viii), the right will only be exercisable in the event that more than 20% of the total number of class A exchangeable shares outstanding are controlled by one person or group of persons acting jointly and in concert within the meaning of applicable securities laws at the time such right is exercised. For greater certainty, no consent or resolution of the class A exchangeable shares, class B shares, or any other class of shares will be required in connection with the commencement of such liquidation by the holder of the class C shares.
Any liquidation of our company pursuant to the foregoing will be subject to no less than 60 days’ prior written notice of the date of liquidation being provided to holders of class A exchangeable shares.
Upon any liquidation, dissolution or winding up of our company, subject to the prior rights of holders of Preferred Shares and after the payment in full of the amount due to the holders of class A exchangeable shares and class B shares described in Item 10.B “Memorandum and Articles of Association — Class A Exchangeable Shares and Class B Shares — Liquidation”, the remaining assets and property of our company will be distributed among the holders of class C shares.

Conversion of Tendered Class A Exchangeable Shares
Subject to applicable law, the holder of class C shares will be entitled, from time to time, to convert any class A exchangeable shares held by it or its subsidiaries into class C shares. The number of class C shares (which may include a fraction of a class C share) that will be received on conversion of any class A exchangeable share will be equal to the number obtained by dividing the fair market value of a class A exchangeable share by the fair market value of a class C share, in each case as determined by the board, which we refer to as the conversion number. If the conversion number from time to time is not equal to one (1), then the conversion will include any necessary subdivision or consolidation necessary to convert the class A exchangeable shares in the conversion number of class C shares.
Restrictions on Transfer
The class C shares may only be transferred within Brookfield.
Preferred Shares
The following description of Preferred Shares sets forth certain general terms and provisions of Senior Preferred Shares and the Junior Preferred Shares. This description is in all respects subject to and qualified in its entirety by reference to applicable law and the provisions of our memorandum of association or bye-laws.
Priority
Each series of Senior Preferred Shares rank on a parity with every other series of Senior Preferred Shares with respect to distributions, and each series of Junior Preferred Shares rank on a parity with every other series of Junior Preferred Shares with respect to distributions.
The Senior Preferred Shares shall be entitled to a preference over the Junior Preferred Shares, the class A exchangeable shares, the class B shares, the class C shares and any other shares ranking junior to the Senior Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of our company, whether voluntary or involuntary, or any other distribution of the assets of our company among our shareholders for the specific purpose of winding up our affairs.
So long as any Senior Preferred Shares are outstanding, our company will not, without the approval of the holder(s) of the Senior Preferred Shares make, pay or set apart for payment any distributions on any class A exchangeable shares, class B shares, class C shares or Junior Preferred Shares or any other shares ranking behind the Senior Preferred Shares, or purchase or otherwise retire for value any such junior-ranking shares, unless in each case, all distributions on the Senior Preferred Shares and any other shares of our company ranking as to dividends prior to or on a parity with the Senior Preferred Shares are current and our company is not otherwise in default under the rights, privileges, restrictions and conditions attached to the Senior Preferred Shares and any other shares of our company ranking as to distributions prior to or on a parity with the Senior Preferred Shares.
The Junior Preferred Shares shall be entitled to a preference over the class C shares, and after the Senior Preferred Shares, the class A exchangeable shares, the class B shares, and any other senior-ranking shares outstanding from time to time, with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of our company, whether voluntary or involuntary, or any other distribution of the assets of our company among our shareholders for the specific purpose of winding up our affairs.
Directors’ Right to Issue in One or More Series
The Preferred Shares may be issued at any time and from time to time in one or more series. Before any shares of a series are issued, our board shall fix the number of shares that will form such series, if any, and shall, subject to any limitations set out in our memorandum of association or bye-laws or in applicable law, determine the designation, rights, privileges, restrictions and conditions to be attached to the Preferred Shares as the case may be, of such series.

Voting
Except as hereinafter referred to or as required by law or as specified in the rights, privileges, restrictions and conditions attached from time to time to any series of Preferred Shares, the holders of such Preferred Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of our shareholders.
Amendment with Approval of Holder of Preferred Shares
The rights, privileges, restrictions and conditions attached to the Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of such class of Preferred Shares given as hereinafter specified and subject to applicable law.
Approval of Holders of Preferred Shares
The approval of the holders of a class of Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to such class of Preferred Shares as a class or in respect of any other matter requiring the consent of the holders of such class of Preferred Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of such class of Preferred Shares or passed by the affirmative vote of at least two-thirds (2/3rds) of the votes cast at a meeting of the holders of such class of Preferred Shares duly called for that purpose.
The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time required by applicable law as in force at the time of the meeting and those, if any, prescribed by our memorandum of association or bye-laws with respect to meetings of shareholders. On every poll taken at every meeting of the holders of a class of Preferred Shares as a class, or at any joint meeting of the holders of two or more series of a class of Preferred Shares, each holder of such class of Preferred Shares entitled to vote thereat shall have one vote in respect of each such Preferred Share held.
Rights Agreement
Brookfield Asset Management and our company have entered into the Rights Agreement with the rights agent pursuant to which Brookfield Asset Management has agreed that Brookfield Asset Management will satisfy, or will cause to be satisfied, the obligations pursuant to our memorandum of association and bye-laws to exchange our class A exchangeable shares for Brookfield Class A Shares (or their cash equivalent) plus unpaid distributions. Brookfield Asset Management currently intends to satisfy any exchange requests on the class A exchangeable shares through the delivery of Brookfield Class A Shares rather than cash. The Rights Agreement is available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR at www.sedar.com.
The Rights Agent and the Exchange Right
The rights agent has agreed to act as the rights agent for the holders, as a class and not individually, of the class A exchangeable shares. Pursuant to and subject to the terms and conditions set forth in our memorandum of association and bye-laws and the Rights Agreement, holders of class A exchangeable shares may request to exchange all or a portion of their class A exchangeable shares with Brookfield Asset Management for one Brookfield Class A Share per class A exchangeable share held (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of Brookfield Asset Management) plus unpaid distributions, if any. See Item 10.B “Memorandum and Articles of Association — Exchange by Holder”.
Upon receipt of a notice of exchange, Brookfield Asset Management will, within ten (10) business days after the date that the notice of exchange is received by our transfer agent, which we refer to as the specified exchange date, deliver or cause to be delivered to the tendering holder of class A exchangeable shares, such Brookfield Class A Shares or cash amount. Pursuant to the Rights Agreement, Brookfield Asset Management has agreed that Brookfield Asset Management will satisfy, or cause to be satisfied, the obligations pursuant to our memorandum of association and bye-laws to exchange such subject class A exchangeable shares for Brookfield Class A Shares (or the cash amount) plus unpaid distributions.

However, for so long as there is not an effective registration statement with respect to the delivery of Brookfield Class A Shares in connection with the exchange right, Brookfield Asset Management will not be able to effect exchanges for Brookfield Class A Shares and will not be required to effect exchanges for cash that would result in the payment of an amount in excess of $5,000,000 in the aggregate over any 30 consecutive calendar day period; provided that such limit will not apply for more than 90 consecutive calendar days during any 12 calendar month period. As a result, in these circumstances, holders of class A exchangeable shares may experience a delay in receiving cash on exercise of the exchange right.
The exchange right is a part of the terms of the class A exchangeable shares and may not be evidenced, transferred or assigned separate or apart from the class A exchangeable shares. The obligations of the rights agent under the Rights Agreement, which the holders of the class A exchangeable shares shall have a right to enforce, became effective on June 28, 2021.
Satisfaction of Exchange Right
Our memorandum of association and bye-laws provide that our company is required to deliver a notice, which we refer to as a company notice, to the rights agent and Brookfield Asset Management on receipt of any notice of exchange. The company notice must set forth the identity of the tendering holder of class A exchangeable shares, the share amount and the cash amount for such subject class A exchangeable shares and any necessary wire transfer or other delivery instructions. The Rights Agreement provides that, following receipt of the company notice, Brookfield Asset Management will deliver, or caused to be delivered, on or prior to the applicable specified exchange date with respect to any tendered class A exchangeable shares, the share amount or the cash amount.
Subject to the limitations described above, if Brookfield Asset Management has failed to deliver, or failed to cause to be delivered, the share amount or cash amount on or prior to the specified exchange date, the holder of the subject class A exchangeable shares or the rights agent, on behalf of the holder of the subject class A exchangeable shares, without the consent of any holder of class A exchangeable shares, shall have the right pursuant to the Rights Agreement to institute and maintain any suit, action or proceeding against Brookfield Asset Management in any court of competent jurisdiction to enforce, or otherwise act in respect of, the obligations of Brookfield Asset Management to exchange our class A exchangeable shares for Brookfield Class A Shares (or their cash equivalent) plus unpaid distributions. The rights agent may engage one or more co-agents in connection with instituting or maintaining any such action.
Receipt of Subject Class A Exchangeable Shares; Withholding
Holders of subject class A exchangeable shares will deliver such class A exchangeable shares free and clear of all liens, claims and encumbrances, and should any such liens, claims and encumbrances exist with respect to such subject class A exchangeable shares, the holder of such subject class A exchangeable shares will not be entitled to exercise its exchange rights with respect to such shares. Each holder of subject class A exchangeable shares will pay to Brookfield Asset Management the amount of any tax withholding due upon the exchange of such shares and, in the event Brookfield Asset Management elects to acquire some or all of the subject class A exchangeable shares in exchange for the cash amount, will authorize Brookfield Asset Management to retain a portion of the cash amount to satisfy tax withholding obligations. If Brookfield Asset Management elects to acquire some or all of the subject class A exchangeable shares in exchange for the share amount, Brookfield Asset Management may elect to either satisfy the amount of any tax withholding by retaining Brookfield Class A Shares with a fair market value equal to the amount of such obligation, or satisfy such tax withholding obligation using amounts paid by Brookfield Asset Management, which amounts will be treated as a loan by Brookfield Asset Management to the holder of the subject class A exchangeable shares, in each case, unless the holder, at the holder’s election, has made arrangements to pay the amount of any such tax withholding.
Brookfield Class A Shares Record Date
Each former holder of subject class A exchangeable shares who receives the share amount will be deemed to have become the owner of the Brookfield Class A Shares as of the date upon which such subject class A exchangeable shares are duly surrendered.

Termination or Amendment
The Rights Agreement has a perpetual term and will terminate automatically on the earlier of such time as (i) no class A exchangeable shares (or securities or rights convertible into or exchangeable for or carrying rights to acquire class A exchangeable shares) are held by any person other than Brookfield and (ii) an amendment to the terms of the class A exchangeable shares that eliminates the right of the holders to exchange the class A exchangeable shares for Brookfield Class A Shares or its cash equivalent (plus unpaid distributions).
Brookfield Asset Management may not materially amend, modify, or alter the Rights Agreement or repeal, terminate or waive any rights under the Rights Agreement, without approval by (a) the holders of the class A exchangeable shares not held by Brookfield and the holders of the class B shares, each voting as a class (with an approval threshold of a majority of the votes cast by each class) and (b) the board of directors of Brookfield Asset Management.
Comparison of the Rights of Holders of Class A Exchangeable Shares and Brookfield Class A Shares
The rights of holders of Brookfield Class A Shares, are governed by the OBCA and Brookfield Asset Management’s articles of amalgamation and by-laws. The rights of holders the class A exchangeable shares are governed by Bermuda law, its memorandum of association and bye-laws.
The following comparison is a summary of certain material differences between the rights of holders of class A exchangeable shares and holders of the Brookfield Class A Shares under the governing documents of our company and Brookfield Asset Management, respectively, and the applicable laws noted above. The following summary is qualified in its entirety by reference to the relevant provisions of (i) the Bermuda Act, (ii) the OBCA, (iii) our company’s memorandum of association and bye-laws, and (iv) the articles and by-laws of Brookfield Asset Management.
This section does not include a complete description of all of the differences between the rights of holders of class A exchangeable shares and holders of the Brookfield Class A Shares, nor does it include a complete description of the specific rights of such holders. Furthermore, the identification of some of the differences in the rights of such holders is not intended to indicate that other differences that may be equally important do not exist. You are urged to read carefully the relevant provisions of Bermuda law and Ontario law, as well as the governing documents of each of our company and Brookfield Asset Management, each as amended, restated, supplemented or otherwise modified from time to time, copies of which are available, without charge, to any person and are available on the SEC website at www.sec.gov or on SEDAR at www.sedar.com.
Charter Documents
Under the OBCA, a corporation’s charter documents consist of “articles of incorporation”, which set forth the name of the corporation and the amount and type of authorized capital, and the “by-laws”, which govern the management of the corporation.
Under the Bermuda Act, the charter documents consist of a “memorandum of association”, which sets forth, among other things, the name of the company and the amount and type of authorized share capital, and “bye-laws”, which govern the management of the company.
Shareholder Resolution Approvals
Under the OBCA, the vote of shareholders required to pass a resolution is typically a majority or two-thirds of the votes cast on the resolution, depending upon the action being voted upon. A “special resolution” is a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution, or that is signed by all the shareholders entitled to vote on that resolution. Matters requiring approval by special resolution include most amendments to the articles, approval of an amalgamation agreement, authorizing continuance in another jurisdiction, authorizing the sale, lease or exchange of all or substantially all of the corporation’s assets except in the ordinary course of business, authorizing the voluntary liquidation and dissolution of the corporation, authorizing a reduction of stated capital in certain cases, and authorizing approval of additions to the stated capital. Matters requiring approval by a majority of the votes cast include confirmation, rejection or amendment of by-laws, and removal of directors. Only a single vote in favor is required to vote for the election of directors or auditors in an uncontested situation (but subject to the terms of any majority voting policy in respect of director elections).

Under the Bermuda Act, in addition to the election of directors, the approval of the shareholders of a company is required for, among other things, the following matters: (i) discontinuance of a company out of Bermuda to another jurisdiction; (ii) appointment of the auditor; (iii) alteration of the memorandum of association and bye-laws; (iv) an increase or reduction of capital; (v) removal of directors; and (vi) voluntary winding up or dissolution. Generally, the vote of shareholders required to pass resolutions approving matters is a simple majority of votes cast at a meeting (or such other percentage vote as is specified in the bye-laws). However, a narrow set of other matters require higher majorities under the Bermuda Act including loans to directors and statutory schemes of arrangements. Further, there are circumstances under the Bermuda Act where shareholders are permitted to vote, whether or not their shares carry the right to vote, such as the alteration of the rights attached to their class of shares, amalgamations or mergers.
Our company’s bye-laws provide that any alteration of its memorandum of association and bye-laws, including any variation in the terms attached to any class of shares, or an amalgamation or merger (other than with a wholly-owned subsidiary) is subject to the approval by a majority of the votes cast on the resolution (instead of two-thirds as would generally be required under the OBCA). Our bye-laws further provide that, Brookfield Asset Management, as the sole holder of our class C shares, is entitled to consent to resolutions relating to a number of fundamental matters and will have the right, subject to applicable law, to require us to commence a members’ voluntary liquidation of our company following the occurrence of certain events. For greater certainty, no consent or resolution of the class A exchangeable shares, class B shares, or any other class of shares will be required in connection with the commencement of such members’ voluntary liquidation by the holder of the class C shares.
Under our company’s bye-laws, in addition to the approval by the board of directors, and consistent with Brookfield Asset Management, any matter requiring the approval of holders of shares (excluding those matters that only require approval of our company’s class C shareholder) must be approved by a majority or, where a higher threshold is specified under applicable law, the higher percentage of the votes cast by holders of the class A exchangeable shares who vote in respect of the resolution; and by a majority or, where a higher threshold is specified under applicable law, the higher percentage of the votes cast by holders of class B shares who vote in respect of the resolution.
Further, like Brookfield Asset Management, with respect to the election of directors, our company’s bye-laws provide for cumulative voting and our company intends to adopt a majority voting policy consistent with TSX requirements. See “— Cumulative Voting” below.
Annulment of Amendments to Charter Documents
Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital or any class thereof have the right to apply to the Bermuda courts for an annulment of any amendment to the memorandum of association adopted by shareholders at any general meeting. Upon such application, the alteration may only take effect when, and insofar as, it is confirmed by the Bermuda court. The Bermuda court may annul or confirm the amendment in question, either wholly or in part, and on such terms and conditions as it thinks fit. An application for an annulment of an amendment to the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No such application may be made by shareholders voting in favor of the amendment or those who have given the company a statement recognizing receipt of notice and consenting to the amendment in writing. Furthermore, no application may be made in respect of an amendment that alters or reduces a company’s share capital.
Shareholder Rights to Requisition Meetings
The OBCA permits the holders of not less than 5% of the issued shares of a corporation that carry the right to vote to require the directors to call and hold a meeting of the shareholders of the corporation for the purposes stated in the requisition. Subject to certain exceptions, if the directors fail to provide notice of a meeting within 21 days of receiving the requisition, any shareholder who signed the requisition may call the meeting.
Under the Bermuda Act, holders of not less than one-tenth of the paid-up capital of the company that carry the right to vote can require the directors to convene a special general meeting of the company for the purposes stated in the requisition. If the directors do not within 21 days of the date of deposit of the requisition proceed duly to convene a meeting, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene the meeting, but any meeting so convened shall not be held after the expiration of three months.

Shareholder Proposals
Under the OBCA, a registered or beneficial shareholder entitled to vote at a meeting of shareholders may submit to a notice of any proposal to be raised at the meeting. If the corporation solicits proxies in connection with the meeting, the corporation shall set out the proposal in the management information circular for the meeting; provided that, among other things: (i) it is submitted at least 60 days before the anniversary of the date of the previous annual meeting, or, if the matter is proposed to be raised at a meeting other than the annual meeting, the date of a meeting other than the annual meeting; (ii) it has not been submitted in the last five years and did not obtain the required level of support; (iii) the person submitting the proposal is the registered or beneficial owner of shares that are entitled to be voted at a meeting of shareholders; and (iv) the right to submit a proposal is not being abused to enforce a personal claim or redress a personal grievance against the corporation or its directors, officers or securityholders. A proposal may include nominations for the election of directors if it is signed by holders of not less than 5% of the shares or 5% of the shares of a class or series of shares of the corporation entitled to vote at the meeting.
As noted above, under the Bermuda Act, shareholders holding not less than one-tenth of the paid-up capital of the company carrying the right of voting at general meetings of the company may requisition a special meeting of shareholders. In addition, a company must give to its shareholders entitled to receive notice of the next annual general meeting notice of any resolutions which may be moved at that meeting (including the removal and appointment of directors), and must circulate to shareholders entitled to have notice of any general meeting any statement of not more than one thousand words with respect to the matter referred to in any proposed resolution or the business to be dealt with at that meeting. The number of shareholders necessary for this latter requisition is either: (i) any number of registered shareholders representing not less than one-twentieth (or 5%) of the total voting rights of all the shareholders having at the date of the requisition a right to vote at the meeting to which the requisition relates, or (ii) not less than one hundred shareholders.
Shareholder Action by Written Consent
Under the OBCA, a resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders.
Under the Bermuda Act and our bye-laws, any action that may be taken by the shareholders at a meeting may also be taken by a resolution of shareholders consented to in writing. Such a written resolution may be validly passed, if consented to in writing by shareholders holding shares to which are attached such majority of the votes as would be required if the resolution had been voted on at a meeting of the shareholders.
Inspection Rights
Under the OBCA, a shareholder of a corporation and the shareholder’s agents and legal representatives have the right to inspect copies of the following during the usual business hours of the corporation, free of charge: (i) the articles and the by-laws and all amendments thereto, and a copy of any unanimous shareholder agreement known to the directors; (ii) minutes of meetings and resolutions of shareholders; (iii) a register of directors which sets out the names and residence addresses, while directors, including the street and number, if any, of all persons who are or have been directors of the corporation with the dates on which each became or ceased to be a director; (iv) a securities register; and (v) a register of ownership interests in land in Ontario. A shareholder has the right to obtain, free of charge, one copy of the articles, by-laws and unanimous shareholders’ agreement of a corporation, including amendments. Applicants who are shareholders of an OBCA corporation, their agents and legal representatives and, where the corporation is an offering corporation, any other person, may require the corporation to furnish a registered shareholder list to the applicant upon payment of a reasonable fee and delivery of a statutory declaration as to the name and address of the applicant and to the effect that such list will not be used except in connection with an effort to influence voting by shareholders of the corporation, an offer to acquire shares of the corporation or any other matter relating to the affairs of the corporation. In addition, under the OBCA, a security holder of a corporation may apply to the Superior Court of Justice of Ontario for an order directing that an investigation be made of a corporation or of any affiliated corporation.

Under the Bermuda Act, a shareholder of a company may request in writing to inspect during normal business hours the share register and the register of directors and officers of the company, minutes of general shareholder meetings of the company and to receive copies of the same. Upon refusal of the request, the shareholder may apply to the Supreme Court of Bermuda for an order allowing inspection. The share register and register of directors and officers are open for inspection by members of the public. As provided under the Bermuda Act, a company may keep one or more overseas or branch registers in any place which may also be open for inspection by members of the public. The Bermuda Act provides that any member of the public may request a copy of the company’s shareholder register, or of any part thereof, on payment of a prescribed nominal fee.
Dividends and Repurchases of Shares
Under the OBCA, the directors may declare, and the corporation may pay a dividend by issuing fully paid shares of the corporation and, subject to the solvency test described in the following sentence, a corporation may pay a dividend in money or property. The directors are prohibited from declaring and the corporation is prohibited from paying a dividend if there are reasonable grounds for believing that the corporation is or, after the payment would be, unable to pay its liabilities as they become due, or if the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities and its stated capital of all classes. The OBCA also permits a corporation, subject to its articles, to purchase or otherwise acquire any of its issued shares, provided that no payment to purchase or otherwise acquire shares issued by it may be made unless the solvency test described above is satisfied at the time of, and after, such payment. Shares repurchased by an OBCA corporation are generally cancelled.
Under the Bermuda Act, subject to any limitations or provisions to the contrary in the memorandum of association and bye-laws of a company, a company may, by resolution of directors, declare and pay dividends in money, shares or other property. A company must not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that the company is, or would after the payment be, unable to pay its liabilities as they become due or the realizable value of the company’s assets would thereby be less than its liabilities.
Under the OBCA, a corporation may, subject to its articles and to the solvency test mentioned below, purchase or redeem any redeemable shares issued by it at prices not exceeding the redemption price thereof stated in the articles or calculated according to a formula stated in the articles. However, a corporation may not make any payment to purchase or redeem any redeemable shares issued by it if there are reasonable grounds for believing that the corporation is or, after the payment, would be unable to pay its liabilities as they become due, or after the payment, the realizable value of the corporation’s assets would be less than the aggregate of its liabilities and the amount that would be required to pay the holders of shares who have a right to be paid, on a redemption or in a liquidation, ratably with or before the holders of the shares to be purchased or redeemed, to the extent that the amount has not been included in its liabilities.
Under the Bermuda Act, a company may only redeem its shares if permitted to do so by its memorandum of association and bye-laws, and if a solvency test similar to the test applicable under the OBCA is satisfied.
Authority to Issue Shares
The OBCA requires that any maximum number of shares which a corporation has the authority to issue be specified in its articles. Brookfield Asset Management is currently authorized to issue an unlimited number of Brookfield Class A Shares and preference shares, and 85,120 Brookfield Class B Shares.
The Bermuda Act requires that the amount of shares that a company has authority to issue must be stated and specified in its memorandum of association. Under our memorandum of association and bye-laws, we are authorized to issue 1,000,000,000 class A exchangeable shares, 500,000 class B shares, 1,000,000,000 class C shares, 1,000,000,000 Class C Junior Preferred Shares (issuable in series), 1,000,000,000 Class D Junior Preferred Shares (issuable in series), 100,000,000 Class A Senior Preferred Shares (issuable in series), and 100,000,000 Class B Senior Preferred Shares (issuable in series).
Our bye-laws provide that, for as long the class A exchangeable shares are listed on the TSX or the NYSE, class A exchangeable shares issued shall be non-assessable and shall not be issued until the consideration for the share is fully paid in money or in property (the issuance of promissory notes is not sufficient) or past services that are not less in value than the fair equivalent of the money that would have been received if the share had been issued for money.

Director Qualifications
The board of directors of an OBCA corporation that is an offering corporation whose shares are held by more than one person must consist of at least three individuals, at least one-third of whom are not officers or employees of the corporation or its affiliates.
Under Bermuda law, the affairs of a company must be managed by at least one director (or at least two directors in the case of a regulated entity). Subject to any provision in the bye-laws, there is no requirement for a company to have executive directors, and a director can be of any nationality and be resident in any jurisdiction. A Bermuda company must have at least one Bermuda resident statutory officer who may be a director, secretary or resident representative.
Brookfield Asset Management’s articles provide that the number of directors must be 16.
Our company’s bye-laws provide that the board is set at a minimum of four (4) members and a maximum of eight (8) members or such number in excess thereof as the shareholders may determine, with (i) at least two directors being local residents of Bermuda, (ii) no more than three directors being resident in any one other country (aside from Bermuda), (iii) no more than two directors elected by holders of class A exchangeable shares being resident in any other one country (aside from Bermuda), and (iv) no more than two directors elected by holders of class B shares being resident in any one other country (aside from Bermuda). In addition, our company’s bye-laws provide that, with respect to the directors elected by holders of class A exchangeable shares, no director or employee of Brookfield Asset Management will be eligible to serve. Our company’s bye-laws may be amended to change the number of directors with the approval of a majority of the votes cast by holders of class A exchangeable shares and a majority of the votes cast by the class B shares, in each case who vote in respect of the amendment.
Term of the Board of Directors
Where the articles or a unanimous shareholder agreement of a corporation so provide, the OBCA permits, but does not require, that directors may be elected at a meeting of shareholders for different terms of up to three years. The Bermuda Act does not require that the directors elected at a meeting of shareholders be elected for different terms; however, in the absence of such determination by the shareholders, directors shall serve until the termination of the next annual general meeting following their appointment. In addition, the bye-laws of the company can provide for different terms.
Under our company’s bye-laws, similar to Brookfield Asset Management, no director term limits have been fixed. In addition, a majority voting policy consistent with TSX requirements has been adopted.
Removal of Directors
Under the OBCA, other than where cumulative voting applies for the election of directors and subject to a unanimous shareholder agreement, the shareholders of a corporation may by ordinary resolution at an annual or special meeting remove any director or directors from office. An ordinary resolution under the OBCA requires the resolution to be passed, with or without amendment, at the meeting by at least a majority of the votes cast. The OBCA further provides that where the holders of any class or series of shares of a corporation have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.
Under Bermuda law, subject to a company’s bye-laws, the shareholders of a company may, at a special general meeting called for that purpose, remove any director provided that the notice of the meeting is served on the director or directors concerned not less than 14 days before such meeting. Like the OBCA, if holders of a class or series of shares have the exclusive right to elect or appoint one or more directors, a director so elected or appointed may only be removed by an affirmative vote of the shareholders of that class or series. Any director given notice of removal will be entitled to be heard at the special general meeting. A vacancy created by the removal of a director at a special general meeting may be filled at that meeting by the election of another director in his or her place or in the absence of any such election by the other directors.

Our company’s bye-laws provide that any director may be removed as follows: (a) with respect to the directors elected by holders of the class A exchangeable shares, an affirmative vote of holder of class A exchangeable shares holding a majority of the issued and outstanding class A exchangeable shares entitled to vote at a special general meeting convened and properly held or conferring the right to vote on a resolution to remove a director; (b) with respect to the directors elected by the holders of class B share, an affirmative vote of class B shareholders holding a majority of the issued and outstanding class B shares entitled to vote at a special general meeting convened and properly held or conferring the right to vote on a resolution to remove a director; provided, that the notice of any such meeting convened for the purpose of removing a director must contain a statement of the intention to remove the director and be served on the director not less than 14 days before the meeting, and that the director shall be entitled to be heard at the meeting on the motion for his or her removal.
Cumulative Voting
Under the OBCA, cumulative voting is only permitted in the election of directors if the articles provide for it, and cumulative voting is provided for in Brookfield Asset Management’s articles. As a result, each holder of Brookfield Class A Shares has the right to cast a number of votes equal to the number of votes attached to the Brookfield Class A Shares held by the holder, multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the shareholder in the election of directors.
Bermuda law does not expressly provide for cumulative voting on any matter. However, consistent with Brookfield Asset Management, Our company’s bye-laws provide for cumulative voting. Accordingly, our company’s bye-laws provide that each holder of shares of a class or series of shares of our company entitled to vote in an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder in the election of directors. A holder may cast all such votes in favor of one candidate or distribute such votes among its candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted.
Vacancies on the Board of Directors
Under the OBCA, a quorum of directors may fill a vacancy among the directors, except for the following vacancies, which must be filled by the shareholders: (i) a vacancy resulting from an increase in the number or minimum number of directors; and (ii) a vacancy resulting from a failure to elect the number or minimum number of directors required by the articles of a corporation.
Under the Bermuda Act, subject to any limitations in a company’s bye-laws, a vacancy among the directors may be filled by a resolution of shareholders or, if authorized by the shareholders or the bye-laws, by the directors who remain in office. If no quorum of directors remains, the vacancy must be filled by a general meeting of the shareholders.
Our company’s bye-laws provide that if a director elected by holders of the class A exchangeable shares is removed from the board, holders of class A exchangeable shares may fill the vacancy at the meeting at which such director is removed and if a director elected by the holder of the class B shares is removed from the board, the holders of class B shares may fill the vacancy at the meeting at which such director is removed. In the absence of such election or appointment, the board may fill the vacancy.
Our company’s board, or the class of shareholders having the exclusive right to elect such director at any general meeting, shall have the power to appoint any person as a director to fill a vacancy on the board occurring as a result of the death, disability, disqualification or resignation of any director. In all other cases, only the shareholders shall have the power to fill a vacancy on the board and the board shall forthwith call a general meeting of shareholders to fill such vacancy or vacancies arising; provided that if the board fails to call a general meeting within fourteen (14) days of the vacancy arising, or if there are no directors then in office, then the secretary or any shareholder may summon the general meeting.

Fiduciary Duties of Directors
The OBCA provides that every director and officer of a corporation governed by the OBCA, in exercising his or her powers and discharging his or her duties, shall act honestly and in good faith with a view to the best interests of the corporation, and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Every director and officer of a corporation governed by the OBCA must comply with the provisions of the OBCA, the regulations thereunder, and the articles and by-laws and any unanimous shareholder agreement of such corporation. No provision in a contract, the articles, the by-laws or any resolution relieves a director or officer from the duty to act in accordance with the OBCA or the regulations thereunder, or relieves him or her of liability for a breach of either, except where an unanimous shareholder agreement restricts the powers of the directors to manage the business and affairs of a corporation, in which case the shareholders incur the liabilities of the directors to the extent to which said powers are restricted and the directors are thereby relieved of their duties and liabilities.
The Bermuda Act provides that every director and officer of a company in performing their functions shall act honestly and in good faith with a view to the best interests of the company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Each director also has certain fiduciary duties at common law which he or she must exercise in good faith for the benefit of the company as a whole. In doing so, he or she must use his or her powers for the purposes for which they are intended and fulfil the duties of his or her office honestly.
Conflicts of Interest of Directors and Officers
Subject to certain specified exceptions, the OBCA restricts interested directors from voting on or participating in board deliberations in respect of any transactions in which such director has an interest. Interested directors and officers must disclose in writing to the corporation or request to have entered in the minutes of meetings of directors the nature and extent of their interest.
Pursuant to the Bermuda Act, if a director is interested in a material contract or a proposed material contract with the company or any of its subsidiaries, or has a material interest in any party to such a contract or proposed contract with the company or any of its subsidiaries, they must declare the nature and extent of that interest to the other directors at the first opportunity. Such disclosure may take the form of a general notice given to our company’s board to the effect that the director has an interest in a specified company or firm and is to be regarded as interested in any contract, transaction or arrangement which may after the date of the notice be made with that company or firm or its affiliates. A director may participate in any meeting called to discuss or any vote called to approve the transaction in which the director has an interest and any transaction approved by our company’s board will not be void or voidable solely because the director was present at or participates in the meeting in which the approval was given provided that our board or a board committee authorizes the transaction in good faith after the director’s interest has been disclosed or the transaction is fair to our company at the time it is approved.
Under Bermuda law, a director will be deemed not to be acting honestly and in good faith, in accordance with their statutory duty of good faith and common law duty to avoid a conflict of interest and not to make a secret profit, if the director fails to disclose at the first opportunity, at a meeting of the board or in writing, an interest in any material contract or his or her material interest in any person that is a party to a material contract.
Indemnification of Directors, Officers and Others
The OBCA permits indemnification of a director or officer, a former director or officer or a person who acts or acted at the corporation’s request as a director or officer of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative, investigative, or other proceeding to which he or she is involved by reason of being or having been a director or officer of the corporation or another entity, if: (i) he or she acted honestly and in good faith with a view to the best interests of the corporation or other entity, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.
Under the OBCA, a corporation may also, with court approval, indemnify an indemnifiable person in respect of an action by or on behalf of the corporation or other entity to procure a judgment in its favor, to which the person is made a party by reason of being or having been a director or an officer of the corporation or other entity, against all costs, charges and expenses reasonably incurred by the person in connection with such action if he or she fulfills the conditions set out in clauses (i) and (ii) above.

In any event, an indemnifiable person is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by him or her in connection with the defense of any civil, criminal, administrative investigative action or other proceeding to which he or she is made a party by reason of being or having been a director or officer of the corporation of the body corporate, if the indemnifiable person was not judged by a court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done, fulfills the conditions set out in clauses (i) and (ii) above, and is fairly and reasonably entitled to indemnity.
The directors and officers of a Bermuda company may be indemnified and secured harmless out of the assets of such company from and against all actions, costs, charges, liabilities, losses, damages and expenses which they or any of their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of the company’s business, or their duty, or supposed duty, or in their respective offices or trusts. However, the indemnity described above shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of the persons described above, in which case it would be rendered void and unenforceable. Our company’s bye-laws permit it to enter into agreements with certain persons, including a director or officer, a former director or officer or a person who acts or acted at our company’s request as a director or officer of another entity evidencing the terms of the indemnity provisions in our company’s bye-laws.
Director Liability
Under the OBCA, directors who vote for or consent to a resolution authorizing the issuance of a share of a corporation for consideration other than money are jointly and severally liable to the corporation to make good any amount by which the consideration received by the corporation is less than the fair equivalent of the money that the corporation would have received if the share had been issued for money on the date of the resolution, provided that a director is not liable pursuant to the foregoing if he or she proves he or she did not know and could not reasonably have known that the share was issued for consideration less than the fair equivalent of the money that the corporation would have received had the share been issued for money. In addition, directors who vote or consent to certain resolutions, including, resolutions approving payments or distributions by the corporation contrary to the OBCA are jointly and severally liable to restore to the corporation any amounts so paid and the value of any property so distributed and not otherwise recovered by the corporation. The OBCA does not otherwise permit the substantive limitation of a director’s liability for breach of fiduciary obligations to the corporation, whether through the articles or otherwise. Where an auditor, director or officer is found liable to any person for damages arising out of the performance of any function as such auditor, director or officer as contemplated by the Bermuda Act, an auditor, director or officer may be liable jointly and severally only if it is proved that he or she knowingly engaged in fraud or dishonesty. In all other cases, the court may determine the percentage of responsibility of an auditor, director or officer.
Shareholder Suits
Under the OBCA, a current or former registered or beneficial shareholder may apply to the court for leave to bring an action in the name of and on behalf of a corporation or any of its subsidiaries, or intervene in an action to which any such body corporate is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the body corporate. The court must be satisfied that the complainant has given reasonable notice to the directors of the corporation or its subsidiary of his or her intention to apply to court, the directors of the corporation or its subsidiaries will not bring, diligently prosecute, defend or discontinue the action, that the complainant is acting in good faith and that it appears to be in the interests of the corporation or its subsidiaries that the action be brought, prosecuted, defended or discontinued.
The OBCA provides that the court in a derivative action may make any order it thinks fit including, without limitation: (i) an order authorizing the complainant or any other person to control the conduct of the action; (ii) an order giving directions for the conduct of the action; (iii) an order directing that any amount adjudged payable by a defendant in the action shall be paid, in whole or in part, directly to the former and present shareholders of the corporation or its subsidiary instead of to the corporation or its subsidiary; and (iv) an order requiring the corporation or its subsidiary to pay reasonable legal fees incurred by the complainant in connection with the action. Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

Oppression Remedy
The OBCA provides an oppression remedy that enables the court to make any order, both interim and final, to rectify the matters complained of, if the court is satisfied upon the application by a complainant that: (i) any act or omission of a corporation or an affiliate effects or threatens to effect a result; (ii) the business or affairs of a corporation or an affiliate are or have been carried on or conducted in a manner; or (iii) the powers of the directors of a corporation or an affiliate are, have been or are threatened to be exercised in a manner that is oppressive or unfairly prejudicial to, or unfairly disregards the interest of, any security holder, creditor, director or officer of the corporation. A complainant means (i) a registered holder or beneficial owner, or a former registered holder or beneficial owner, of a security of a corporation or any of its affiliates; (ii) a director or an officer or a former director of officer of a corporation or of any of its affiliates; or (iii) any other person who, in the discretion of the court, is a proper person to make such application. Because of the breadth of conduct which can be complained of and the scope of the court’s remedial powers, the oppression remedy is very flexible and is sometimes relied upon to safeguard the interests of shareholders and other complainants with a substantial interest in the corporation.
Under the OBCA, it is not necessary to prove that the directors of a corporation acted in bad faith in order to seek an oppression remedy. Furthermore, a court may order the corporation to pay the interim expenses of a complainant seeking an oppression remedy, but the complainant may be held accountable for such interim costs on final disposition of the complaint (as in the case of a derivative action).
Under the Bermuda Act, an oppression remedy also exists. When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, a shareholder appearing in the register of shareholders may apply to the Bermuda court, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.
Investigation/Appointment of Inspectors
Under the OBCA, a registered holder or a beneficial owner of a security of a corporation can apply to the court for the appointment of an inspector.
Similarly, under Bermuda law, the Minister of Finance, or on the application of a proportion of shareholders as in the Minister’s opinion warrants the application, may appoint one or more inspectors to investigate the affairs of a company. The Minister must consider whether there are reasonable grounds for believing there has been oppressive, unfairly prejudicial, fraudulent, unlawful or dishonest conduct.
Reorganizations, Mergers and Extraordinary Transactions
The OBCA provides that certain extraordinary corporate actions, such as certain amalgamations, any continuance, and sales, leases or exchanges of all or substantially all of the property of a corporation other than in the ordinary course of business, and other extraordinary corporate actions such as liquidations and dissolutions, are to be approved by special resolution. A special resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class or a series of shares, only if that class or series of shares is affected by the extraordinary corporate action in a manner different from the shares of another class or series of shares.
Under Bermuda law, there are three key statutory methods for acquiring a Bermuda company which generally require shareholder approval and comprise a take-over offer, a merger/amalgamation or a scheme of arrangement. In order to effect a scheme of arrangement, a majority of shareholders in number representing 75% in value, present and voting in person or by proxy as well as the approval of the Bermuda Court is required. In the case of a merger/amalgamation, our company’s bye-laws require approval by a majority of the votes cast by holders of the class A exchangeable shares who vote in respect of the merger/amalgamation and a majority of the votes cast by holders of the class B shares who vote in respect of the merger/amalgamation. For purposes of approval of an amalgamation or merger, all shares, whether or not otherwise entitled to vote, carry the right to vote (including our class C shares). Any shareholder who does not vote in favor of the amalgamation or merger and who is not satisfied that they have been offered fair value for their shares may, within one month of receiving the notice of shareholder meeting to consider the amalgamation, apply to the Supreme Court of Bermuda to appraise the fair value of the shares.

Dissent and Appraisal Rights
The OBCA provides that the shareholders of a corporation entitled to vote on certain matters are entitled to exercise dissent rights and to be paid the fair value of their shares in connection therewith. Such matters include: (i) an amendment to its articles to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation; (ii) an amendment to its articles to add, remove or change any restriction upon the business or businesses that the corporation may carry on; (iii) any amalgamation with another corporation (other than certain affiliated corporations); (iv) a continuance under the laws of another jurisdiction; (v) the sale, lease or exchange of all or substantially all of its property other than in the ordinary course of business; or (vi) going private or squeeze out transactions. Dissent rights may also be granted by the court in connection with a court approved arrangement of a corporation, as the court may make any order that it sees fit. A properly dissenting shareholder is also entitled to elect to receive the appraised value of his or her shares in connection with certain compulsory acquisitions, as described below under the heading “— Compulsory Acquisition”.
The Bermuda Act requires that an amalgamating or merging company determine the fair value for its shares and states that a dissenting shareholder is entitled to be paid fair value for their shares. It further provides shareholders who did not vote in favor of the merger/amalgamation and who do not believe that they have been offered fair value with the right to seek the appraisal of the fair value of their shares by the Supreme Court of Bermuda. Further, the shareholders of a Bermuda company are entitled, by application to the Bermuda court, to exercise dissent rights in the event of a compulsory acquisition of shares in the circumstances described below under the heading “— Compulsory Acquisition”.
Compulsory Acquisition
Under the OBCA, where over 90% of the shares of an offering corporation (other than shares held at the date of the bid by or on behalf of the bidder or an affiliate or associate of the bidder) are acquired pursuant to a take-over bid or issuer bid, by complying with the provisions of the OBCA, (i) the bidder can force the non-tendering shareholders to either sell their shares on the same terms as the tendering shareholders, or (ii) the non-tendering shareholders can demand payment from the corporation of the fair value of their securities in exchange for the surrender of their securities to the corporation.
Pursuant to the Bermuda Act, where a scheme or contract involving the transfer of shares of a Bermuda company has been approved by the holders of not less than 90% in value of the shares, the offeror can then give notice in the prescribed form to the holders of the remaining shares of the fact of the acquisition within one month of the transfer. The transferee company may, within one month from the date on which the notice was given, pay the price payable to the remaining shareholders. A dissenting shareholder (that is a shareholder who has not assented to the scheme or contract or who has failed or refused to transfer his or her shares to the transferee company) may, within one month from the date of the notice, require the transferee company to acquire the shares in question and may also apply to the Bermuda Court to order such other terms as it thinks fit to order.
Pursuant to the Bermuda Act, holder(s) of not less than 95% of the shares of a Bermuda company can, on giving notice to the minority shareholders, force them to sell their interest to the 95% holder(s) provided that the terms offered are the same for all of the holders of the shares whereupon the acquiring shareholder is bound to acquire the outstanding shares on the terms set out in the notice. The 5% shareholders can apply to the Bermuda court for an appraisal of the value of their shares, and the majority holder will be entitled to acquire the shares at the price so fixed by the Bermuda court.

Transferability of Shares
Unless the articles of a corporation contain a restriction on the transfer of shares, under the OBCA, shares are presumed to be freely transferable.
Brookfield Asset Management’s articles do not contain any restriction on the transfer of shares. However, the sole holder of the Brookfield Class B Shares is a party to a trust agreement in which it has agreed not to sell any of its Brookfield Class B Shares, directly or indirectly, pursuant to a takeover bid, unless a concurrent bid is made to all holders of Brookfield Class A Shares. The concurrent offer must be: (i) for the same percentage of Brookfield Class A Shares as the percentage of Brookfield Class B Shares offered to be purchased from the holder; and (ii) the same in all material respects as the offer for the Brookfield Class B Shares. Among other things, the trust agreement permits: (i) a sale by the sole holder of Brookfield Class B Shares at a price per share less than 115% of the market price of Brookfield Class A Shares and as part of a transaction involving not more than five persons in the aggregate; and (ii) a direct or indirect sale of shares of the sole holder of Brookfield Class B Shares to a purchaser who is or will become a shareholder of that holder and will not hold more than 20% of that holder’s outstanding shares as a result of the transaction.
The class A exchangeable shares are not be treated as securities that are convertible into Brookfield Class A Shares for purposes of the application of applicable Canadian or U.S. rules relating to takeover bids, issuer bids and tender offers. As a result, holders of class A exchangeable shares will not be entitled to participate in an offer or bid made to acquire Brookfield Class A Shares unless such offer has been extended to holders of class A exchangeable shares.
Subject to (i) Bermuda exchange control regulations and any consent of, or notification to, the Bermuda Monetary Authority as required thereunder, and (ii) any limitations or provisions to the contrary in its bye-laws, registered shares of a company incorporated under the Bermuda Act may be transferred by a written instrument of transfer. In the absence of a written instrument of transfer, the directors may accept such evidence of a transfer of shares as they consider appropriate.
10.C    MATERIAL CONTRACTS
The following are the only material contracts, other than the contracts entered into in the ordinary course of business, which (i) have been entered into by our company since its formation or (ii) are otherwise material to our company:
1.Agreement and Plan of Merger dated August 6, 2021 between our company, Freestone Merger Sub Inc. and American National described under Item 4.A “History and Development of the Company — Recent Developments”.
2.Rights Agreement dated June 28, 2021 between Brookfield Asset Management, our company and the rights agent described in Item 7.B “Related Party Transactions — Rights Agreement”.
3.Administration Agreement dated June 28, 2021 between our company and Brookfield Asset Management described in Item 7.B “Related Party Transactions — The Administration Agreement”.
4.Support Agreement dated June 28, 2021 between our company and Brookfield Asset Management, described in Item 7.B “Related Party Transactions — Support Agreement”.
5.Trademark Sublicense Agreement dated June 28, 2021 between our company and Brookfield Asset Management, described in Item 7.B “Related Party Transactions — Licensing Agreement”.
6.Credit Agreement dated June 28, 2021 between our company, as lender, and Brookfield US Holdings Inc. and Brookfield International Holdings Inc., as lenders, and BAM Re Holdings Ltd., NER SPC, NER Ltd. and BAC, as borrowers, as amended, described in Item 7.B “Related Party Transactions — Credit Agreement”.
7.Equity Commitment Agreement dated June 28, 2021 between our company and Brookfield Asset Management, described in Item 7.B “Related Party Transactions — Equity Commitment”.
8.AEL Investment Agreement, dated as of October 17, 2020, between Brookfield Asset Management, AEL Holdings and Burgundy Acquisitions I Ltd., described in Item 4.A “History and Development of the Company — Recent Developments — AEILIC Strategic Partnership”.

9.Amendment to AEL Investment Agreement, dated June 10, 2021, between Brookfield Asset Management, our company, NER SPC and AEL Holdings, described in Item 4.A “History and Development of the Company — Recent Developments — AEILIC Strategic Partnership”.
10.Assignment Agreement, Consent and Waiver in Anticipation of Regulatory Form A Filing, dated as of February 28, 2021, between Brookfield Asset Management, Burgundy Acquisitions I Ltd., our company, NER SPC, and AEL Holdings, described in Item “Our Business — Recent Developments — AEL Investment Agreement and Assignment Agreement”.
Copies of the agreements noted above will be provided, free of charge, by our company and are available electronically on our EDGAR profile at www.sec.gov and on our SEDAR profile at www.sedar.com. Written requests for such documents should be directed to our Corporate Secretary at Wellesley House South, 2nd Floor, 90 Pitts Bay Road, Pembroke, Bermuda HM08, Tel: +1 (441)-294-3316.
10.D    EXCHANGE CONTROLS
There are currently no governmental laws, decrees, regulations or other legislation of Canada, the United States or Bermuda which restrict the import or export of capital, including the availability of cash and cash equivalents for use by our group and their subsidiaries, or the remittance of distributions, interest or other payments to non-residents of Canada or the United States holding class A exchangeable shares.
10.E    TAXATION
Certain Material United States Federal Income Tax Considerations
The following discussion summarizes certain material U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) with respect to the ownership and disposition of class A exchangeable shares, as well as certain U.S. federal income tax considerations relevant to our company and its subsidiaries. This discussion only addresses persons that hold class A exchangeable shares or Brookfield Class A Shares received pursuant to the exercise of the exchange right as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to particular holders of class A exchangeable shares (or Brookfield Class A Shares received pursuant to the exercise of the exchange right) in light of their personal circumstances, or to any holders subject to special treatment under the Code, such as:
•banks, mutual funds, and other financial institutions;
•real estate investment trusts and regulated investment companies;
•traders in securities who elect to apply a mark-to-market method of accounting;
•tax-exempt organizations or governmental organizations;
•insurance companies;
•dealers or brokers in securities or foreign currency;
•individual retirement and other tax-deferred accounts;
•persons whose functional currency is not the U.S. dollar;
•U.S. expatriates and former citizens or long-term residents of the United States;
•passive foreign investment companies, controlled foreign corporations, or corporations that accumulate earnings to avoid U.S. federal income tax;
•persons subject to the alternative minimum tax;

•persons who own (directly, indirectly, or constructively) 10% or more of the total voting power of all classes of shares entitled to vote or of the total value of all classes of shares of either of our company or Brookfield Asset Management;
•persons who hold their class A exchangeable shares (or Brookfield Class A Shares received pursuant to the exercise of the exchange right) as part of a straddle, hedging, conversion, constructive sale, or other risk-reduction transaction;
•persons who purchase or sell their class A exchangeable shares (or Brookfield Class A Shares received pursuant to the exercise of the exchange right) or as part of a wash sale for tax purposes;
•partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes (and investors therein);
•persons who are subject to special tax accounting rules under Section 451(b) of the Code; and
•persons who received their class A exchangeable shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of class A exchangeable shares (or Brookfield Class A Shares received pursuant to the exercise of the exchange right) that for U.S. federal income tax purposes is:
•an individual who is a citizen or resident of the United States;
•a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States, any state thereof, or the District of Columbia;
•an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.
If a partnership, including for this purpose any arrangement or entity that is treated as a partnership for U.S. federal income tax purposes, holds class A exchangeable shares (or Brookfield Class A Shares received pursuant to the exercise of the exchange right), the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Holders that are partnerships for U.S. federal income tax purposes and the partners in such partnerships are urged to consult their tax advisers regarding the U.S. federal income tax consequences of the ownership and disposition of such shares.
This discussion is based on current provisions of the Code, the regulations promulgated thereunder (the “Treasury Regulations”), judicial decisions, published positions of the IRS, and other applicable authorities, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect, and to differing interpretations. This discussion does not address all U.S. federal tax laws (such as estate or gift tax laws), nor does it address any aspects of U.S. state or local or non-U.S. taxation. There can be no assurance that the IRS will not challenge the conclusions reflected herein or that a court would not sustain any such challenge.
This discussion is for informational purposes only and is not tax advice. No statutory, judicial, or administrative authority directly addresses the treatment of the class A exchangeable shares for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of class A exchangeable shares are uncertain. Holders of class A exchangeable shares are urged to consult their tax advisers regarding the U.S. federal income tax consequences to them of the ownership and disposition of class A exchangeable shares in light of their particular circumstances, as well as any tax consequences arising under the U.S. federal tax laws other than those pertaining to income tax, including estate or gift tax laws, or under any state, local, or non-U.S. tax laws or any applicable income tax treaty.

Taxation of Our Non-U.S. Subsidiaries
Our company and its non-U.S. subsidiaries are treated as foreign corporations under the Code. Any non-U.S. subsidiary that is considered to be engaged in a trade or business in the United States generally will be subject to U.S. federal income taxation on a net basis on its income that is effectively connected with such U.S. trade or business (including a branch profits tax on the portion of its earnings and profits that is attributable to such income, subject to certain adjustments), unless otherwise provided under an applicable income tax treaty. In addition, a non-U.S. subsidiary generally will be subject to U.S. federal income taxation on a gross basis on certain U.S.-source income, as well as a U.S. federal excise tax on certain premiums earned on insurance with respect to U.S. risks that are not effectively connected with a U.S. trade or business, unless otherwise provided under an applicable income tax treaty.
We expect each of the non-U.S. subsidiaries to operate in a manner that will not cause it to be treated as engaged in a trade or business within the United States or, if applicable under an income tax treaty, engaged in a trade or business in the United States through a permanent establishment. However, the potential application of the BEAT (discussed below), the complex application of the rules for determining the U.S. federal income tax liability of a corporation under the Tax Cuts and Jobs Act, and other factors, including any future tax legislation, may cause some or all of the non-U.S. subsidiaries to conduct business differently. Moreover, there is considerable uncertainty as to when a foreign corporation is engaged in a trade or business within the United States and as to what constitutes a permanent establishment under the applicable tax treaties.
Based on such uncertainty, there can be no assurance that the IRS will not contend successfully that one or more of our non-U.S. subsidiaries is engaged in a trade or business (or carrying on business through a permanent establishment) in the United States. If one or more of the non-U.S. subsidiaries were treated as engaged in a trade or business (or carrying on business through a permanent establishment) in the United States, then any such non-U.S. subsidiary could be subject to U.S. federal income taxation on the portion of its net income treated as effectively connected with a U.S. trade or business (or its business profits attributable to a U.S. permanent establishment), as well as the U.S. branch profits tax on effectively connected earnings and profits. The current marginal U.S. federal income tax rates are 21% for a non-U.S. corporation’s effectively connected income and 30% for a non-U.S. corporation’s effectively connected earnings and profits (as determined under U.S. federal income tax principles), subject to certain adjustments.
Bermuda-U.S. Treaty Benefits
If any of our non-U.S. subsidiaries that are insurance enterprises are entitled to the benefits of the income tax treaty between Bermuda and the United States (the “Bermuda-U.S. Treaty”) for a given taxable year, they will not be subject to U.S. federal income tax on certain of their business profits for that year, unless those business profits are attributable to a permanent establishment in the United States. Our non-U.S. insurance subsidiaries currently intend to conduct their activities in such a manner as to avoid having a permanent establishment in the United States, but because the determination of whether a person has a permanent establishment in the United States is highly factual, and must be made annually, there can be no assurance that they will be successful in that regard.
An insurance enterprise resident in Bermuda whose shares are not traded on an exchange will be entitled to the benefits of the Bermuda-U.S. Treaty only if (i) more than 50% of its shares are beneficially owned, directly or indirectly, by any combination of individual residents of the United States or Bermuda or U.S. citizens and (ii) its income is not used in substantial part, directly or indirectly, to make certain disproportionate distributions to, or to meet certain liabilities of, persons who are neither residents of the United States or Bermuda nor U.S. citizens. It is not certain that any of our non-U.S. insurance subsidiaries organized in Bermuda will qualify for the benefits of the Bermuda-U.S. Treaty, because it cannot be predicted whether such subsidiary’s direct or indirect ownership will satisfy the requirements described above. Our company is not eligible for treaty benefits, because it is not an insurance company. Accordingly, our company and the non-U.S. insurance subsidiaries organized in Bermuda intend to conduct substantially all of their non-U.S. operations outside the United States and otherwise to structure their operations and investments so as to avoid being treated as engaged in the conduct of a trade or business within the United States, although no assurance can be provided in this regard.

Net Investment Income
Non-U.S. insurance corporations carrying on an insurance business within the United States may be treated under the Code as having a certain minimum amount of effectively connected net investment income, determined in accordance with a formula that depends, in part, on the amount of U.S. risk insured or reinsured by such corporations. If, contrary to its intention, one of our non-U.S. insurance subsidiaries is considered to be engaged in the conduct of an insurance business in the United States and such company (i) is not entitled to the benefits of an applicable tax treaty in general or (ii) is entitled to the benefits of the treaty in general, but the treaty is interpreted not to apply to investment income, then a significant portion of the investment income of such non-U.S. insurance subsidiary could be subject to U.S. income tax.
Withholding Tax
A non-U.S. corporation generally is subject to a 30% U.S. federal income tax (imposed on a gross basis and generally collected by withholding) on certain “fixed or determinable annual or periodical gains, profits and income” from sources within the United States that are not effectively connected with such non-U.S. corporation’s conduct of a U.S. trade or business. Such income includes certain distributions from U.S. corporations and certain interest on investments, but does not include insurance premiums paid with respect to a contract that is subject to the excise tax described below. If a U.S. corporate subsidiary of our company makes a distribution out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), such distribution will be treated as a dividend subject to the 30% withholding tax, except as reduced under any applicable income tax treaty.
Excise Tax
The United States imposes an excise tax on insurance and reinsurance premiums paid to non-U.S. insurers or reinsurers with respect to risks located in the United States, except to the extent waived by an applicable tax treaty. The applicable tax rates are 4% for direct casualty insurance premiums and 1% for reinsurance premiums and direct premiums for life insurance and annuity contracts.
Base Erosion and Anti-Abuse Tax
The BEAT operates as a minimum tax and generally is calculated as a percentage (10% for certain taxable years before 2026 and 12.5% thereafter) of the “modified taxable income” of an “applicable taxpayer”. Modified taxable income is calculated by adding back to a taxpayer’s regular taxable income the amount of certain “base erosion tax benefits” with respect to certain payments made to non-U.S. affiliates, as well as the “base erosion percentage” of any net operating loss deductions. The BEAT applies only to the extent it exceeds a taxpayer’s regular corporate income tax liability (determined without regard to certain tax credits) and only in years in which the “base erosion percentage” exceeds a specified percentage. If applicable in any given year, the BEAT may significantly increase the tax liability of our U.S. subsidiaries for such year.
Characterization of the Class A Exchangeable Shares
The U.S. federal income tax consequences to a U.S. Holder of the ownership and disposition of class A exchangeable shares depend, in part, on whether the class A exchangeable shares are, for U.S. federal income tax purposes, treated as stock of our company. No authority directly addresses the U.S. federal income tax treatment of a security with terms and related rights similar to the class A exchangeable shares, and therefore the tax treatment of the class A exchangeable shares is uncertain. We treat the class A exchangeable shares as stock of our company for all U.S. federal income tax purposes, but alternative characterizations are possible.

For example, the IRS or a court might characterize the class A exchangeable shares as Brookfield Class A Shares. In such case, the U.S. federal income tax consequences to U.S. Holders could differ materially from the consequences described below under the heading “Taxation of U.S. Holders — U.S. Federal Income Tax Consequences of the Ownership and Disposition of Class A Exchangeable Shares”. Among other things, the tax treatment of distributions on shares could be different. Distributions on the Brookfield Class A Shares generally are expected to be reported as dividends, based on our understanding that Brookfield Asset Management currently does not, and does not intend to, calculate its earnings and profits under U.S. federal income tax principles. Our company, on the other hand, currently calculates its earnings and profits under U.S. federal income tax principles. Based on these calculations, we do not believe that our company has any accumulated earnings and profits as of the date hereof, nor do we expect it to have earnings and profits for the current taxable year or in the foreseeable future. Distributions on class A exchangeable shares are therefore generally expected to be treated as a recovery of tax basis or as capital gain, instead of dividend income, subject to certain conditions. See the discussion below under the headings “— Taxation of U.S. Holders — U.S. Federal Income Tax Consequences of the Ownership and Disposition of Class A Exchangeable Shares — Distributions on Class A Exchangeable Shares” and “— Taxation of U.S. Holders — U.S. Federal Income Tax Consequences of the Ownership and Disposition of Brookfield Class A Shares Received Pursuant to the Exercise of the Exchange Right — Distributions on Brookfield Class A Shares”. In addition, if the class A exchangeable shares were treated as Brookfield Class A Shares for U.S. federal income tax purposes, then the receipt of Brookfield Class A Shares pursuant to the exercise of the exchange right might qualify for tax-free treatment.
Alternatively, the IRS or a court might characterize the class A exchangeable shares and related rights as a derivative financial instrument, with complex and uncertain tax consequences that could be materially different from the consequences described in this summary. No assurance can be provided that the IRS or a court will agree with our position that the class A exchangeable shares constitute stock of our company, and the U.S. federal income tax consequences of an alternative characterization of the class A exchangeable shares could be materially adverse to U.S. Holders. U.S. Holders are urged to consult their tax advisers regarding the proper treatment of the class A exchangeable shares for U.S. federal income tax purposes.
The remainder of this summary assumes that the class A exchangeable shares will be treated for U.S. federal income tax purposes as stock of our company.
Taxation of U.S. Holders
U.S. Federal Income Tax Consequences of the Ownership and Disposition of Class A Exchangeable Shares
Distributions on Class A Exchangeable Shares
Subject to the discussion below under the headings “— Passive Foreign Investment Company Considerations”, “— Related Person Insurance Income”, and “— Application of Section 1248 of the Code”, the gross amount of a distribution paid to a U.S. Holder with respect to class A exchangeable shares will be included in the holder’s gross income as a dividend to the extent paid out of our company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of a distribution exceeds our company’s current and accumulated earnings and profits, the excess would be treated as a recovery of basis to the extent of the holder’s basis in class A exchangeable shares and then as capital gain. As of the date hereof, we do not believe that our company has any accumulated earnings and profits, nor do we expect it to have earnings and profits for the current taxable year or in the foreseeable future.
Dividends received by individuals and other non-corporate U.S. Holders of class A exchangeable shares traded on the NYSE generally will be “qualified dividend income” subject to tax at preferential rates applicable to long-term capital gains, provided that such holders meet certain holding period and other requirements and our company is not treated as a PFIC for the taxable year in which the dividend is paid or for the preceding taxable year. Dividends on class A exchangeable shares generally will not be eligible for the dividends-received deduction allowed to corporations. Each U.S. Holder is urged to consult a tax adviser regarding the application of the relevant rules in light of the holder’s particular circumstances.

Dividends paid by our company generally will constitute foreign-source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends distributed by our company with respect to class A exchangeable shares generally will constitute “passive category income”. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisers regarding the availability of the foreign tax credit with respect to their particular circumstances.
Sale, Exchange, Redemption, or Other Disposition of Class A Exchangeable Shares
Subject to the discussion below under the headings “— Passive Foreign Investment Company Considerations”, “— Related Person Insurance Income”, and “— Application of Section 1248 of the Code”, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange (including pursuant to the U.S. Holder’s exercise of the exchange right), redemption (other than a redemption that is treated as a distribution, as described in the following paragraph), or other taxable disposition of the class A exchangeable shares (including pursuant to Brookfield Asset Management’s exercise of its overriding call right) equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in the class A exchangeable shares so disposed. The amount realized will equal the amount of cash, if any, plus the fair market value of any property received (such as Brookfield Class A Shares received upon the U.S. Holder’s exercise of the exchange right or pursuant to Brookfield Asset Management’s exercise of its overriding call right). Any such capital gain or loss will be long-term capital gain or loss if the holder’s holding period for the class A exchangeable shares exceeds one year at the time of disposition. Gain or loss, as well as the holding period for the class A exchangeable shares, will be determined separately for each block of class A exchangeable shares (that is, shares acquired at the same cost in a single transaction) sold or otherwise subject to a taxable disposition. Gain or loss recognized by a U.S. Holder generally will be treated as U.S.-source gain or loss for foreign tax credit limitation purposes. Long-term capital gains of non-corporate U.S. Holders generally are taxed at preferential rates. The deductibility of capital losses is subject to limitations. A U.S. Holder receiving Brookfield Class A Shares pursuant to the holder’s exercise of the exchange right or pursuant to Brookfield Asset Management’s exercise of its overriding call right will have a tax basis in such Brookfield Class A Shares equal to their fair market value at the time of the disposition, and the holding period for such shares will begin on the following day.
A redemption of class A exchangeable shares by our company will be treated as a sale or exchange as described above if such redemption is (i) in “complete redemption” of the U.S. Holder’s equity interest in our company (within the meaning of Section 302(b)(3) of the Code), (ii) a “substantially disproportionate” redemption of stock (within the meaning of Section 302(b)(2) of the Code), or (iii) “not essentially equivalent to a dividend” (within the meaning of Section 302(b)(1) of the Code). In determining whether any of these tests has been met with respect to the redemption of class A exchangeable shares, each U.S. Holder may be required to take into account not only the class A exchangeable shares and other equity interests in our company actually owned by the holder, but also other equity interests in our company that are constructively owned by the holder within the meaning of Section 318 of the Code, including by reason of owning Brookfield Class A Shares. If a U.S. Holder owns (actually or constructively) only an insubstantial percentage of the total equity interests in our company and exercises no control over our company’s corporate affairs, the holder may be entitled to sale or exchange treatment on a redemption of the class A exchangeable shares if the holder experiences a reduction in its equity interest in our company (taking into account any constructively owned equity interests) as a result of the redemption. If a U.S. Holder meets none of the alternative tests of Section 302(b) of the Code, the redemption will be treated as a distribution subject to the rules described above under the heading “— Distributions on Class A Exchangeable Shares”. The amount of the distribution will be equal to the amount of cash and the fair market value of any property received. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code is satisfied with respect to any particular U.S. Holder of class A exchangeable shares will depend upon the facts and circumstances as of the time the determination is made, each U.S. Holder is urged to consult a tax adviser regarding the tax treatment of a redemption, including the calculation of the holder’s tax basis in any remaining class A exchangeable shares in the event of a redemption that is treated as a distribution.
For a general discussion of the tax consequences to a U.S. Holder of owning and disposing of Brookfield Class A Shares received in exchange for class A exchangeable shares pursuant to the U.S. Holder’s exercise of the exchange right or pursuant to Brookfield Asset Management’s exercise of its overriding call right, see the discussion below under the heading “— U.S. Federal Income Tax Consequences of the Ownership and Disposition of Brookfield Class A Shares Received Pursuant to the Exercise of the Exchange Right”.

Passive Foreign Investment Company Considerations
Certain adverse U.S. federal income tax consequences generally apply to a U.S. person that owns stock of a non-U.S. corporation that is treated as a PFIC for any taxable year during the U.S. person’s holding period for the stock. In general, a non-U.S. corporation will be a PFIC during a taxable year if (i) 75% or more of its gross income constitutes passive income or (ii) 50% or more of its assets produce, or are held for the production of, passive income. For these purposes, a non-U.S. corporation that owns at least 25% of the value of the stock of another corporation generally is treated as if it received directly its proportionate share of the income, and held its proportionate share of the assets, of the other corporation. Passive income generally includes interest, dividends, and other investment income. However, under an “active insurance” exception, income is not treated as passive if it is derived in the “active conduct” of an insurance business by a “qualifying insurance corporation”. The IRS has issued final and proposed regulations providing guidance on various aspects of the PFIC rules, including the active insurance exception. The proposed regulations will not be effective unless and until they are adopted in final form, although taxpayers generally may rely on the proposed regulations before adoption, provided the proposed regulations are applied consistently.
The exception for qualifying insurance corporations is limited to a non-U.S. insurance company that would be taxed under the provisions of the Code applicable to a U.S. insurance company if it were a U.S. corporation and that maintains applicable insurance liabilities of more than 25% of its assets for a taxable year (or, alternatively, maintains applicable insurance liabilities that at least equal or exceed 10% of its assets, is predominantly engaged in an insurance business, and satisfies a facts and circumstances test that requires a showing that the failure to exceed the 25% threshold is due to runoff-related or rating-related circumstances). Under the proposed regulations, a qualifying insurance corporation is engaged in the active conduct of an insurance business only if it satisfies either a “factual requirements test” or an “active conduct percentage test”. An additional exception for U.S. domestic insurance subsidiaries generally provides that the income of a U.S. domestic corporation to which the look-through rules apply is not treated as passive if the corporation is subject to tax as an insurance company under the applicable provisions of the Code, and the corporation is subject to U.S. federal income tax on its net income. The proposed regulations would limit the application of this rule in the case of certain over-capitalized corporations.
Based on the current and expected income, assets, and activities of our company, we do not expect our company to be classified as a PFIC for the current taxable year or in the foreseeable future. However, there is significant uncertainty regarding the application of the final and proposed regulations. The IRS has requested comments on several aspects of the proposed regulations governing the active conduct of an insurance business, and it is uncertain when the proposed regulations will be made final or whether the provisions of any final or temporary regulations will vary from the proposed regulations. Moreover, the PFIC determination is made annually at the end of each taxable year and depends on a number of factors, some of which are beyond our company’s control, including the value of our company’s assets and the amount and type of its income. Accordingly, there can be no assurance that our company or any of its non-U.S. subsidiaries will not be classified as a PFIC for any taxable year or that the IRS will agree with our company’s belief regarding its PFIC status.
In general, if our company were a PFIC for any taxable year during a U.S. Holder’s holding period for class A exchangeable shares, then gain recognized by such U.S. Holder upon the sale or other taxable disposition of the class A exchangeable shares would be allocated ratably over the U.S. Holder’s holding period for the class A exchangeable shares. The amounts allocated to the taxable year of the sale or other taxable disposition and to any year before our company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder on its class A exchangeable shares were to exceed 125% of the average of the annual distributions on the class A exchangeable shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. If our company were classified as a PFIC for any taxable year during a U.S. Holder’s holding period for class A exchangeable shares, our company generally would continue to be treated as a PFIC with respect to such holder in all succeeding years, even if our company ceased to satisfy the requirements for being a PFIC. In addition, if our company were classified as a PFIC with respect to a U.S. Holder, to the extent any of our subsidiaries were also PFICs, the holder might be deemed to own shares in any such lower-tier PFICs directly or indirectly owned by our company in that proportion which the value of the class A exchangeable shares owned by the holder bears to the value of all of our shares, and the holder therefore might be subject to the adverse tax consequences described above with respect to the shares of such lower-tier PFICs deemed owned by the holder.

Certain elections may be available to mitigate the adverse tax consequences of PFIC status described above. If a U.S. Holder were to elect to treat its interest in our company as a “qualified electing fund” (“QEF Election”) for the first year the holder were treated as holding such interest, then in lieu of the tax consequences described above, the holder would be required to include in income each year a portion of the ordinary earnings and net capital gains of our company, even if not distributed to the holder. A QEF Election must be made by a U.S. Holder on an entity-by-entity basis. To make a QEF Election, a U.S. Holder must, among other things, obtain a PFIC annual information statement from our company and prepare and submit IRS Form 8621 with the holder’s annual income tax return. If, contrary to our expectations, we determine that our company is a PFIC for any taxable year, then to the extent reasonably practicable, we intend to timely provide U.S. Holders with information related to the PFIC status of our company and each non-U.S. subsidiary we are able to identify as a PFIC, including information necessary to make a QEF Election with respect to each such entity.
In lieu of making a QEF Election, if our company is a PFIC for any taxable year and the class A exchangeable shares are treated as “marketable stock” in such year, then a U.S. Holder may avoid the unfavorable rules described above by making a mark-to-market election with respect to the holder’s class A exchangeable shares. The class A exchangeable shares will be marketable if they are regularly traded on certain qualifying stock exchanges, including the NYSE. However, there can be no assurance that trading in the class A exchangeable shares will be sufficiently regular for the shares to qualify as marketable stock. Moreover, we do not expect the mark-to-market election to be available with respect to any non-U.S. subsidiary classified as a PFIC. In general, if a U.S. Holder were to make a timely and effective mark-to-market election, the holder would include as ordinary income each year the excess, if any, of the fair market value of the holder’s class A exchangeable shares at the end of the taxable year over its adjusted basis in class A exchangeable shares. Any gain recognized by such holder on the sale or other disposition of class A exchangeable shares would be ordinary income, and any loss would be an ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market election and, thereafter, a capital loss.
Subject to certain exceptions, a U.S. person who owns an interest in a PFIC generally is required to file an annual report on IRS Form 8621, and the failure to file such report could result in the imposition of penalties on such U.S. person and the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. The application of the PFIC rules to U.S. Holders is uncertain in certain respects. U.S. Holders are urged to consult their tax advisers regarding the application of the PFIC rules, including the foregoing filing requirements and the final and proposed regulations, as well as the advisability of making any available election under the PFIC rules, with respect to their ownership and disposition of the class A exchangeable shares.
Related Person Insurance Income
Certain adverse U.S. federal income and tax reporting rules may apply to a U.S. person who, directly or indirectly, owns stock of a non-U.S. corporation that earns RPII. Because our company is a holding company and is not itself licensed as an insurance company, our company does not expect to have income treated as RPII. However, the RPII rules of the Code generally will apply to U.S. Holders who, through their ownership of class A exchangeable shares, are indirect shareholders of a non-U.S. insurance subsidiary if (i) the subsidiary is a RPII CFC, which generally will be the case if 25% or more of the value or voting power of such non-U.S. insurance subsidiary’s shares is owned (directly, indirectly through non-U.S. entities, or by the application of certain constructive ownership rules) by U.S. persons, and (ii) neither of the exceptions described below applies.
RPII generally includes “insurance income” (as defined below) from the direct or indirect insurance or reinsurance of any U.S. person who holds shares of the applicable non-U.S. insurance subsidiary (directly or indirectly through non-U.S. entities) or of a person related to such a U.S. person. In general, and subject to certain limitations, “insurance income” is income, including investment income and premium income, attributable to the issuing of any insurance or reinsurance contract that would be taxed under the portions of the Code relating to insurance companies if the income were the income of a U.S. insurance company. A non-U.S. insurance subsidiary may be considered to indirectly reinsure the risk of a U.S. person that holds shares, directly or indirectly, and thus generate RPII, if an unrelated company that insured such risk in the first instance reinsures the risk with such non-U.S. insurance subsidiary.

The RPII rules do not apply to income derived from a non-U.S. insurance subsidiary if (i) direct and indirect insureds and persons related to such insureds, whether or not U.S. persons, are treated as owning (directly or indirectly through entities) less than 20% of the voting power and less than 20% of the value of the shares of such non-U.S. insurance subsidiary or (ii) RPII, determined on a gross basis, is less than 20% of the gross insurance income of such non-U.S. insurance subsidiary for the taxable year. In general, our company believes that its non-U.S. insurance subsidiaries are likely to have operated in such a manner as to qualify for at least one of the foregoing exceptions. However, our company does not track the identity of shareholders or persons who are insured by its subsidiaries for this purpose, and therefore our company has made no formal determination as to whether either of the foregoing exceptions applies to any of its non-U.S. subsidiaries. Accordingly, there can be no assurance that the above RPII rules will not apply or that the IRS will agree with our company’s conclusions regarding the application of the RPII rules.
In January 2022, the IRS issued proposed Treasury Regulations providing guidance on certain aspects of the determination of RPII, including RPII arising from insurance coverage of a person related to a U.S. shareholder of a RPII CFC, as well as certain “cross-insurance” arrangements. Although we continue to evaluate the implications of the proposed regulations, we do not expect the proposed regulations, if finalized as proposed, to cause U.S. Holders to be treated as earning RPII.
If none of the exceptions described above applies to a non-U.S. insurance subsidiary for a taxable year, then each U.S. Holder of class A exchangeable shares on the last day of the taxable year will be taxable currently on its allocable share of the RPII of such subsidiary. RPII will be taxable to such U.S. Holder regardless of whether the holder is an insured or related to an insured. For this purpose, all of the RPII of such subsidiaries would be allocated solely to U.S. Holders, but not in excess of a U.S. Holder’s ratable share, based on the extent of the holder’s interest in our company, of the total income of such subsidiaries and limited by the relevant subsidiary’s current year earnings and profits. A U.S. Holder that is a tax-exempt organization would be required to treat RPII as unrelated business taxable income.
RPII that is taxed to a U.S. Holder would increase the U.S. Holder’s tax basis in the class A exchangeable shares to which it is allocable. Dividends distributed by a non-U.S. insurance subsidiary to our company and by our company to U.S. Holders would, under regulations, be deemed to come first out of taxed RPII and to that extent would not constitute income to the holder. This would be the result whether the dividend is distributed by our company in the same year in which the RPII is taxed or a later year. The untaxed dividend would decrease a U.S. Holder’s tax basis in the class A exchangeable shares. Our company might seek information from its shareholders as to whether beneficial owners of class A exchangeable shares at the end of the year were U.S. persons, so that RPII could be apportioned among such persons. To the extent our company were unable to determine whether a beneficial owner of shares is a U.S. person, our company might assume that the owner is not a U.S. person for purposes of apportioning RPII, thereby increasing the per share RPII amount for all known U.S. Holders.
The RPII provisions are complex, and regulations interpreting the RPII provisions of the Code exist only in proposed form. Thus, the application of the RPII rules to a U.S. person who owns shares of a holding corporation, such as a U.S. Holder owning class A exchangeable shares of our company, is uncertain. In addition, any U.S. Holder who owns or is deemed to own 10% or more of either the total voting power or total value of all classes of stock of our company generally will be subject to additional rules under the complex regime for taxing U.S. shareholders of controlled foreign corporations generally. These additional rules are not addressed in this summary. U.S. Holders are urged to consult their tax advisers regarding the application of the foregoing rules, including the recently proposed Treasury Regulations, to their ownership and disposition of class A exchangeable shares, as well as any information reporting requirements on IRS Form 5471 (disclosing certain information regarding direct or constructive ownership of a non-U.S. insurance subsidiary) or other applicable IRS form.

Application of Section 1248 of the Code
A U.S. Holder who recognizes taxable gain from the sale or other taxable disposition of class A exchangeable shares (including by reason of the exercise of the exchange right), as described above under the heading “— Sale, Exchange, Redemption, or Other Disposition of Class A Exchangeable Shares”, may be subject to additional rules under Section 1248 of the Code. Under Section 953(c)(7) of the Code, the rules of Section 1248 of the Code apply to the sale or exchange of shares of a non-U.S. corporation that would be taxed under the provisions of the Code applicable to U.S. insurance companies if it were a U.S. corporation and that is treated as an RPII CFC (regardless whether any of the exceptions described above for income derived from a non-U.S. insurance subsidiary applies). If Section 1248 of the Code applies under such circumstances, gain on the disposition of shares of the non-U.S. corporation may be recharacterized as a dividend to the extent of the U.S. person’s share of the corporation’s undistributed earnings and profits that were accumulated during the period that the U.S. person owned the shares (possibly whether or not those earnings and profits are attributable to RPII).
As discussed above, our company does not directly engage in an insurance or reinsurance business, but it has non-U.S. subsidiaries that do so. Existing proposed Treasury Regulations do not address whether Section 953(c)(7) of the Code may apply to the sale of stock of a non-U.S. corporation which has a non-U.S. subsidiary that is an RPII CFC and that would be taxed under the provisions of the Code applicable to U.S. insurance companies if it were a U.S. corporation. In the absence of legal authority, there is a strong argument that this specific rule should not apply to a disposition of class A exchangeable shares, because our company is not directly engaged in the insurance business. However, there can be no assurance that the IRS will not successfully assert that Section 953(c)(7) of the Code applies in such circumstances and thus may apply to a U.S. Holder who recognizes taxable gain from the sale or other taxable disposition of class A exchangeable shares. U.S. Holders are urged to consult their tax advisers regarding the potential for Section 1248 of the Code to apply to the sale or other taxable disposition of class A exchangeable shares, including any information reporting requirements on IRS Form 5471 or other applicable IRS form.
Foreign Tax Credits
If U.S. persons own (directly, indirectly through non-U.S. entities, or constructively) 50% or more of the total combined voting power of all classes of our company shares or 50% or more of the total value of our company shares, a portion of the current income inclusions, if any, under the RPII and PFIC provisions and of any dividends paid by our company that otherwise would have been treated as non-U.S.-source income may instead be treated as U.S.-source income for purposes of calculating a U.S. Holder’s U.S. foreign tax credit limitation. This non-U.S.-source limitation also applies to any gain from the sale of class A exchangeable shares that is treated as a dividend under Section 1248 of the Code. Thus, it may not be possible for U.S. Holders to utilize excess foreign tax credits to reduce U.S. tax on such income. The rules relating to U.S. foreign tax credits are complex, and U.S. Holders are urged to consult their tax advisers regarding the application of such rules.
U.S. Federal Income Tax Consequences of the Ownership and Disposition of Brookfield Class A Shares Received Pursuant to the Exercise of the Exchange Right
Distributions on Brookfield Class A Shares
Subject to the discussion below under the heading “— Passive Foreign Investment Company Considerations”, a U.S. Holder who receives distributions on Brookfield Class A Shares generally will be subject to U.S. federal income tax consequences substantially similar to those described above under the heading “U.S. Federal Income Tax Consequences of the Ownership and Disposition of Class A Exchangeable Shares — Distributions on Class A Exchangeable Shares”. However, our company understands that Brookfield Asset Management currently does not, and does not intend to, calculate its earnings and profits under U.S. federal income tax principles. Therefore, U.S. Holders should expect each distribution generally to be reported as a dividend for U.S. federal income tax purposes, even if that distribution would otherwise be treated as a recovery of basis or as capital gain under the rules described above.

Sale, Exchange, Redemption, or Other Disposition of Brookfield Class A Shares
Subject to the discussion below under the heading “— Passive Foreign Investment Company Considerations”, upon the sale, exchange, redemption, or other taxable disposition of Brookfield Class A Shares, a U.S. Holder generally will be subject to U.S. federal income tax consequences substantially similar to those described above in the first paragraph under the heading “U.S. Federal Income Tax Consequences of the Ownership and Disposition of Class A Exchangeable Shares — Sale, Exchange, Redemption, or Other Disposition of Class A Exchangeable Shares”.
Passive Foreign Investment Company Considerations
If Brookfield Asset Management were a PFIC for any taxable year during a U.S. Holder’s holding period for Brookfield Class A Shares, then the holder generally would be subject to U.S. federal income tax consequences substantially similar to those described above under the heading “— U.S. Federal Income Tax Consequences of the Ownership and Disposition of Class A Exchangeable Shares — Passive Foreign Investment Company Considerations”.
Our company understands that, based on the current and anticipated composition of the income, assets, and operations of Brookfield Asset Management and its subsidiaries, Brookfield Asset Management does not believe that it will be a PFIC for U.S. federal income tax purposes for the current taxable year or for future taxable years. However, the application of the PFIC rules is subject to uncertainty in several respects, and a separate determination must be made after the close of each taxable year as to whether Brookfield Asset Management is a PFIC for that year. Changes in the composition of Brookfield Asset Management’s income or assets may cause Brookfield Asset Management to become a PFIC. Accordingly, there can be no assurance that Brookfield Asset Management will not be a PFIC for any taxable year.
As discussed above under the heading “— U.S. Federal Income Tax Consequences of the Ownership and Disposition of Class A Exchangeable Shares — Passive Foreign Investment Company Considerations”, certain elections may be available to mitigate the adverse tax consequences of PFIC status. However, a U.S. Holder may make a QEF Election with respect to Brookfield Class A Shares only if Brookfield Asset Management furnishes certain tax information to U.S. Holders annually, and there can be no assurance that such information will be provided. In lieu of making a QEF Election, if Brookfield Asset Management is a PFIC for any taxable year and the Brookfield Class A Shares are treated as “marketable stock” in such year, then a U.S. Holder may avoid the unfavorable rules described above by making a mark-to-market election with respect to the holder’s Brookfield Class A Shares. The Brookfield Class A Shares will be marketable if they are regularly traded on certain qualifying stock exchanges, including the NYSE. However, there can be no assurance that trading in the Brookfield Class A Shares will be sufficiently regular for the shares to qualify as marketable stock. Moreover, the mark-to-market election is not expected to be available with respect to any non-U.S. subsidiary of Brookfield Asset Management classified as a PFIC.
U.S. Holders are urged to consult their tax advisers regarding the application of the PFIC rules, including any applicable filing requirements, as well as the advisability of making any available election under the PFIC rules, with respect to their ownership and disposition of the Brookfield Class A Shares.
Medicare Tax
U.S. Holders that are individuals, estates, or trusts may be required to pay a 3.8% Medicare tax on the lesser of (i) the excess of such U.S. Holders’ “modified adjusted gross income” (or “adjusted gross income” in the case of estates and trusts) over certain thresholds and (ii) such U.S. Holders’ “net investment income” (or “undistributed net investment income” in the case of estates and trusts). For these purposes, “net investment income” will include a U.S. Holder’s share of dividends on class A exchangeable shares and Brookfield Class A Shares, as well as gain upon the sale or other taxable disposition of class A exchangeable shares and Brookfield Class A Shares. Unless a U.S. Holder elects otherwise or holds class A exchangeable shares or Brookfield Class A Shares in connection with certain trades or businesses, the RPII and PFIC provisions generally will not apply for purposes of determining a U.S. Holder’s net investment income. U.S. Holders are urged to consult their tax advisers regarding the implications of the 3.8% Medicare tax for the ownership and disposition of class A exchangeable shares and Brookfield Class A Shares.

Backup Withholding and Information Reporting
Payments of dividends to a U.S. Holder and proceeds from the sale or other disposition of class A exchangeable shares or Brookfield Class A Shares may, under certain circumstances, be subject to information reporting and backup withholding, unless the holder provides proof of an applicable exemption or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Backup withholding is not an additional tax and generally will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.
Foreign Financial Asset Reporting
Certain U.S. persons are required to report information relating to interests in “specified foreign financial assets”, including shares issued by a non-U.S. corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds certain thresholds, subject to certain exceptions (including an exception for shares held in a custodial account maintained with a U.S. financial institution). Penalties may be imposed for a failure to disclose such information. U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of these additional reporting requirements on their ownership and disposition of class A exchangeable shares or Brookfield Class A Shares.
Changes in U.S. Tax Law
The tax treatment of non-U.S. companies, their U.S. and non-U.S. insurance subsidiaries, and investors in such non-U.S. companies has been significantly altered by the Tax Cuts and Jobs Act. There is significant uncertainty regarding how certain provisions of the Tax Cuts and Jobs Act are interpreted. Although some guidance has been provided, much of it is only in proposed form, and further guidance may not be forthcoming. In addition, it is possible that “technical corrections” or other legislation could be enacted that would alter or clarify the Tax Cuts and Jobs Act, and any such alterations or clarifications could have retroactive effect. The effect of any changes to, clarifications of, or guidance under the Tax Cuts and Jobs Act could add significant expense and have a material adverse effect on our business, financial condition, and operating results or a U.S. Holder’s ownership and disposition of class A exchangeable shares.
The tax treatment of non-U.S. companies and their U.S. and non-U.S. insurance subsidiaries may be the subject of future legislation. We cannot predict whether any particular proposed legislation will be enacted or, if enacted, what the specific provisions or the effective date of any such legislation would be, or whether it would have any effect on us. As a result, no assurance can be given that future legislative, administrative, or judicial developments will not result in an increase in the amount of U.S. tax payable by us or by a holder of class A exchangeable shares or will not reduce the attractiveness of our platform and adversely affect our business. If any such developments occur, our business, financial condition, and operating results could be materially and adversely affected, and such developments could have a material and adverse effect on an investment in class A exchangeable shares.
The U.S. federal income tax laws and interpretation, including with respect to whether a company is engaged in a U.S. trade or business (or has a U.S. permanent establishment) or is a PFIC, or whether U.S. persons would be required to include RPII in their gross income, are subject to change, possibly on a retroactive basis. Furthermore, new regulations or pronouncements interpreting or clarifying these or other rules may be forthcoming. We cannot predict the effect of any new guidance on our company or U.S. Holders.
FATCA
FATCA imposes a 30% withholding tax on “withholdable payments” made to a “foreign financial institution” or a “non-financial foreign entity”, unless such financial institution or entity satisfies certain information reporting or other requirements. Withholdable payments include certain U.S.-source income, such as interest, dividends, and other passive income. The IRS has issued regulations that provide for the phased implementation of the FATCA withholding requirements.

We intend to comply with FATCA, so as to ensure that the 30% withholding tax does not apply to any withholdable payments received by our company or any of our non-U.S. subsidiaries. In compliance with FATCA, information regarding ownership of our class A exchangeable shares may be reported to the IRS or to a non-U.S. governmental authority. FATCA remains subject to modification by an applicable intergovernmental agreement between the United States and another country, such as the agreement in effect between the United States and Bermuda for cooperation to facilitate the implementation of FATCA, or by future Treasury Regulations or guidance. U.S. Holders are urged to consult their tax advisers regarding the consequences under FATCA of owning and disposing of class A exchangeable shares.
THE FOREGOING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. THE TAX MATTERS RELATING TO OUR COMPANY, BROOKFIELD ASSET MANAGEMENT, AND HOLDERS OF CLASS A EXCHANGEABLE SHARES AND BROOKFIELD CLASS A SHARES ARE COMPLEX AND ARE SUBJECT TO VARYING INTERPRETATIONS. MOREOVER, THE EFFECT OF EXISTING INCOME TAX LAWS, THE MEANING AND IMPACT OF WHICH ARE UNCERTAIN, AND OF PROPOSED CHANGES IN INCOME TAX LAWS WILL VARY WITH THE PARTICULAR CIRCUMSTANCES OF EACH HOLDER OF CLASS A EXCHANGEABLE SHARES OR BROOKFIELD CLASS A SHARES, AND IN REVIEWING THIS ANNUAL REPORT ON FORM 20-F THESE MATTERS SHOULD BE CONSIDERED. EACH HOLDER OF CLASS A EXCHANGEABLE SHARES OR BROOKFIELD CLASS A SHARES SHOULD CONSULT ITS OWN TAX ADVISER WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF CLASS A EXCHANGEABLE SHARES AND BROOKFIELD CLASS A SHARES.
Certain Material Canadian Federal Income Tax Considerations
The following summary describes the principal Canadian federal income tax consequences under the Tax Act and the regulations thereunder with respect to the holding and disposition of class A exchangeable shares and Brookfield Class A Shares received on a redemption, exchange or other disposition of class A exchangeable shares to our company or Brookfield Asset Management, to a shareholder who is a beneficial owner of such shares, and who, at all relevant times, for the purposes of the Tax Act, (i) deals at arm’s length with our company and Brookfield Asset Management, (ii) is not affiliated with our company and Brookfield Asset Management and (iii) holds the class A exchangeable shares and Brookfield Class A Shares as capital property (a “Holder”). Generally, the class A exchangeable shares and Brookfield Class A Shares will be capital property to a Holder provided the Holder does not acquire or hold such shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.
Certain Holders whose Brookfield Class A Shares might not otherwise qualify as capital property may be entitled to make the irrevocable election permitted by subsection 39(4) of the Tax Act, the effect of which may be to deem any such Brookfield Class A Shares (and all other “Canadian securities”, as defined in the Tax Act) owned by such Holder to be capital property in the taxation year in which the election is made and in all subsequent taxation years. Holders whose Brookfield Class A Shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election. The class A exchangeable shares will not be “Canadian securities” for the purpose of the irrevocable election under subsection 39(4) of the Tax Act and therefore no such election will apply to the class A exchangeable shares. Holders who do not hold the class A exchangeable shares as capital property should consult their own tax advisors regarding their particular circumstances.
This summary assumes that our company is not and will not become, at any time, a resident of Canada for the purposes of the Tax Act. If our company is (or becomes) resident in Canada for the purposes of the Tax Act, the Canadian federal income tax consequences to a Holder will be different in some material respects from those described in this summary.

This summary is not applicable to a Holder: (i) that is a “specified financial institution” (as defined in the Tax Act), (ii) an interest in which is a “tax shelter investment” (as defined in the Tax Act), (iii) that is a “financial institution” for purposes of the “mark-to-market property” rules in the Tax Act, (iv) that reports its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency, (v) in respect of whom our company is or will be, at any time, a “foreign affiliate” for the purposes of the Tax Act, (vi) that has or will enter into a “derivative forward agreement” or a “dividend rental arrangement” (each as defined in the Tax Act) in respect of the class A exchangeable shares or Brookfield Class A Shares, (vii) that is a partnership, or (viii) that is exempt from tax under the Tax Act. Such Holders should consult their own tax advisors. This summary does not address the deductibility of interest on money borrowed with respect to the class A exchangeable shares or Brookfield Class A Shares.
This summary is based on the current provisions of the Tax Act and the regulations thereunder, and counsel’s understanding of the current administrative policies and assessing practices of the CRA published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister prior to the date hereof (the “Proposed Amendments”), and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action or decision, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.
This summary is of a general nature only and is not, and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder or prospective Holder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Holders and prospective Holders should consult their own tax advisors with respect to an investment in the class A exchangeable shares having regard to their own particular circumstances.
Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition or deemed disposition of class A exchangeable shares or Brookfield Class A Shares must be expressed in Canadian currency. Amounts denominated in another currency must be converted into Canadian currency using the applicable rate of exchange (pursuant to the Tax Act) quoted by the Bank of Canada on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA.
Taxation of Holders Resident in Canada
The following portion of the summary is applicable to a Holder who, at all relevant times is resident or is deemed to be resident in Canada under the Tax Act (a “Resident Holder”).
Holding and Disposing of Class A Exchangeable Shares
Returns of Capital
Any return of capital distributions paid or payable to a Resident Holder in a taxation year on the class A exchangeable shares will not be included in computing the Resident Holder’s income but will reduce the adjusted cost base of the Resident Holder’s class A exchangeable shares. To the extent that a Resident Holder’s adjusted cost base would otherwise be a negative amount, the negative amount will be deemed to be a capital gain realized by the Resident Holder and the adjusted cost base of the class A exchangeable shares to the Resident Holder will be nil immediately thereafter. The income tax consequences discussed below for Resident Holders under “— Taxation of Capital Gains and Capital Losses” will generally apply to any such deemed capital gains realized by the Resident Holder.
Dividends
The full amount of dividends received (or deemed to be received) on the class A exchangeable shares by a Resident Holder who is an individual (other than certain trusts) will be included in computing the Resident Holder’s income and will not be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from “taxable Canadian corporations” (as defined in the Tax Act). Dividends received by an individual (other than certain trusts) may give rise to alternative minimum tax under the Tax Act, depending on the individual’s circumstances.

Dividends received on the class A exchangeable shares by a Resident Holder that is a corporation will be included in computing the corporate Resident Holder’s income and such Resident Holder will not be entitled to the inter-corporate dividend deduction in computing taxable income which generally applies to dividends received from taxable Canadian corporations.
A Resident Holder that is throughout the relevant taxation year a Canadian-controlled private corporation may be liable to pay an additional refundable tax on its aggregate investment income, which is defined in the Tax Act to include dividends or deemed dividends that are not deductible in computing taxable income.
Subject to the detailed rules in the Tax Act, a Resident Holder may be entitled to a foreign tax credit or deduction for any foreign withholding tax paid with respect to dividends received by the Resident Holder on the class A exchangeable shares to the extent and under the circumstances described in the Tax Act. Resident Holders should consult their own tax advisors with respect to the availability of a foreign tax credit or deduction having regard to their own particular circumstances.
Redemptions, Exchanges and Other Dispositions of the Class A Exchangeable Shares
A Resident Holder who disposes of, or who is deemed to dispose of, a class A exchangeable share, including a disposition to our company (whether on a redemption by our company or otherwise) or a disposition to Brookfield Asset Management (whether on an exchange at the request of the Resident Holder, pursuant to the exercise by Brookfield Asset Management of its call rights or otherwise), will realize a capital gain (or sustain a capital loss) equal to the amount by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the Resident Holder’s adjusted cost base of such share and any reasonable costs of disposition. Such capital gain (or capital loss) will be subject to the tax treatment described below.
Where class A exchangeable shares are redeemed by our company or our company is liquidated, dissolved or wound-up and the redemption amount or liquidation entitlement, as applicable, is satisfied by our company in Brookfield Class A Shares or where Brookfield Asset Management satisfies the exchange request of a Resident Holder or exercises its call rights in connection with a redemption or liquidation, dissolution or winding-up of our company, as applicable, and the consideration for the satisfaction of the exchange request, or the exercise of the call rights, as applicable, is satisfied by Brookfield Asset Management in Brookfield Class A Shares, the proceeds of disposition will be equal to the fair market value, at the time of the acquisition, of the Brookfield Class A Shares acquired by such Resident Holder plus the amount of any cash received in lieu of fractional Brookfield Class A Shares. The cost of the Brookfield Class A Shares so acquired by the Resident Holder will be averaged with the adjusted cost base of all other Brookfield Class A Shares, if any, held by the Resident Holder as capital property at such time for the purpose of determining thereafter the adjusted cost base of each Brookfield Class A Share held by the Resident Holder.
Taxation of Capital Gains and Capital Losses
In general, one-half of a capital gain realized by a Resident Holder must be included in computing such Resident Holder’s income as a taxable capital gain. One-half of a capital loss must be deducted as an allowable capital loss against taxable capital gains realized in the year and any remainder may be deducted against taxable capital gains in any of the three preceding taxation years or any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.
Individuals or trusts (other than certain trusts) may be subject to an alternative minimum tax under the Tax Act in respect of net capital gains realized by them.
A Resident Holder that is throughout the relevant taxation year a Canadian-controlled private corporation may be liable to pay an additional refundable tax on its aggregate investment income, which is defined in the Tax Act to include an amount in respect of taxable capital gains, for the year.

Foreign Property Information Reporting
Generally, a Resident Holder that is a “specified Canadian entity” (as defined in the Tax Act) for a taxation year or a fiscal period and whose total “cost amount” of “specified foreign property” (as such terms are defined in the Tax Act), including the class A exchangeable shares, at any time in the year or fiscal period exceeds C$100,000 will be required to file an information return with the CRA for the year or fiscal period disclosing certain prescribed information in respect of such property. Subject to certain exceptions, a Resident Holder generally will be a specified Canadian entity. The class A exchangeable shares will be specified foreign property of a Resident Holder for these purposes. Penalties may apply where a Resident Holder fails to file the required information return in respect of such Resident Holder’s specified foreign property on a timely basis in accordance with the Tax Act.
The reporting rules in the Tax Act relating to specified foreign property are complex and this summary does not purport to address all circumstances in which reporting may be required by a Resident Holder. Resident Holders should consult their own tax advisors regarding compliance with the reporting rules contained in the Tax Act.
Offshore Investment Fund Property
The “offshore investment fund property rules” (the “OIFP Rules”) in the Tax Act may require a Resident Holder to include in income in each taxation year an amount in respect of acquiring, holding or having a class A exchangeable share.
These rules could apply to a Resident Holder in respect of a class A exchangeable share if two conditions are satisfied: (a) the value of the class A exchangeable share may reasonably be considered to be derived, directly or indirectly, primarily from portfolio investments in: (i) shares of the capital stock of one or more corporations, (ii) indebtedness or annuities, (iii) interests in one or more corporations, trusts, partnerships, organizations, funds or entities, (iv) commodities, (v) real estate, (vi) Canadian or foreign resource properties, (vii) currency of a country other than Canada, (viii) rights or options to acquire or dispose of any of the foregoing, or (ix) any combination of the foregoing (collectively, “Investment Assets”); and (b) it may reasonably be concluded, having regard to all the circumstances (including certain specified circumstances), that one of the main reasons for the Resident Holder acquiring, holding or having a class A exchangeable share was to derive a benefit from portfolio investments in Investment Assets in such a manner that the taxes, if any, on the income, profits and gains from such Investment Assets for any particular year are significantly less than the tax that would have been applicable under Part I of the Tax Act had the income, profits and gains been earned directly by the Resident Holder.
If applicable, these rules would generally require a Resident Holder to include in income for each taxation year in which the Resident Holder owns a class A exchangeable share an imputed return for the taxation year for each class A exchangeable share owned that is determined by reference to a prescribed rate of interest plus two percent applied to the “designated cost” (as defined in section 94.1 of the Tax Act) of the class A exchangeable share less the Resident Holder’s income for the year (other than a capital gain) from the class A exchangeable share determined without reference to the OIFP Rules. Any amount required to be included in computing a Resident Holder’s income under these provisions will be added to the adjusted cost base and the designated cost to the Resident Holder of the class A exchangeable share.
The OIFP Rules are complex and their application will potentially depend, in part, on the reasons for a Resident Holder acquiring, holding or having the class A exchangeable shares. Resident Holders are urged to consult their own tax advisors regarding the application and consequences of these rules in their own particular circumstances.
Holding and Disposing of Brookfield Class A Shares
The following portion of the summary is applicable to a Resident Holder who receives Brookfield Class A Shares on a redemption, exchange or other disposition of class A exchangeable shares to our company or Brookfield Asset Management.

Dividends
The full amount of dividends received (or deemed to be received) on Brookfield Class A Shares by a Resident Holder who is an individual (other than certain trusts) will be included in computing the Resident Holder’s income subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations. Such dividends will be eligible for the enhanced gross-up and dividend tax credit if Brookfield Asset Management designates such dividends as an eligible dividend. Dividends received by an individual (other than certain trusts) may give rise to alternative minimum tax under the Tax Act, depending on the individual’s circumstances.
Subject to the potential application of subsection 55(2) of the Tax Act, dividends received or deemed to be received on the Brookfield Class A Shares by a Resident Holder that is a corporation will be included in computing the corporation’s income and generally will also be deductible in computing its taxable income. Certain corporations, including private corporations or subject corporations, may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on the Brookfield Class A Shares to the extent that such dividends are deductible in computing taxable income.
Subsection 55(2) of the Tax Act provides that where a corporate Resident Holder receives a dividend, and such dividend is deductible in computing the corporate Resident Holder’s income and is not subject to Part IV tax (or is subject to Part IV tax that is refundable as part of the series of transactions that includes the receipt of the dividend), all or part of the dividend may in certain circumstances be treated as a capital gain from the disposition of a capital property, the taxable portion of which must be included in computing the corporate Resident Holder’s income for the year in which the dividend was received. Accordingly, corporate Resident Holders should consult their own tax advisors for specific advice with respect to the potential application of this provision.
A Resident Holder that is throughout the relevant taxation year a Canadian-controlled private corporation may be liable to pay an additional refundable tax on its aggregate investment income, which is defined in the Tax Act to include dividends or deemed dividends that are not deductible in computing taxable income.
Disposition of Brookfield Class A Shares
A disposition or deemed disposition of Brookfield Class A Shares (other than to Brookfield Asset Management, unless purchased by Brookfield Asset Management in the open market in the manner in which shares are normally purchased by any member of the public in the open market) by a Resident Holder will generally result in a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the Resident Holder’s adjusted cost base of such share and any reasonable costs of disposition. For this purpose, the adjusted cost base to a Resident Holder of Brookfield Class A Shares will be determined at any time by averaging the cost of such Brookfield Class A Shares with the adjusted cost base of any other Brookfield Class A Shares owned by the Resident Holder as capital property at that time.
The tax treatment of such capital gains and capital losses is described above under “— Taxation of Capital Gains and Capital Losses”. However, the amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Brookfield Class A Share may be reduced by the amount of any dividends received or deemed to be received by the Resident Holder on such Brookfield Class A Share to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a Brookfield Class A Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Holders should consult their own advisors.

Eligibility for Investment
Based on the current provisions of the Tax Act and the regulations thereunder, provided that the class A exchangeable shares are listed on a “designated stock exchange” (as defined in the Tax Act and which currently includes the TSX and the NYSE), the class A exchangeable shares would be a qualified investment under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), registered education savings plan (“RESP”), registered disability savings plan (“RDSP”), deferred profit sharing plan and a tax-free savings account (“TFSA”) (collectively, “Registered Plans”). Provided that the Brookfield Class A Shares are listed on a designated stock exchange, or that Brookfield Asset Management is otherwise a “public corporation” (as defined in the Tax Act) at the time the Brookfield Class A Shares are acquired in connection with a redemption, exchange or other disposition to our company or to Brookfield Asset Management, the Brookfield Class A Shares, would, at such time, be a qualified investment under the Tax Act for Registered Plans.
Notwithstanding that class A exchangeable shares or Brookfield Class A Shares, as applicable, may be a qualified investment for a TFSA, RDSP, RRSP, RRIF or RESP, the holder of a TFSA or RDSP, the annuitant of an RRSP or RRIF or the subscriber of an RESP, as the case may be, would be subject to a penalty tax in respect of the class A exchangeable shares or Brookfield Class A Shares, as applicable, if such class A exchangeable shares or Brookfield Class A Shares, as applicable, are a “prohibited investment” for purposes of the Tax Act for such Registered Plans. Based on the current provisions of the Tax Act and the regulations thereunder, the class A exchangeable shares and Brookfield Class A Shares, as applicable, would not be a prohibited investment for a TFSA, RDSP, RRSP, RRIF or RESP, provided that the holder of the TFSA or RDSP, the annuitant of the RRSP or RRIF or the subscriber of the RESP, as the case may be, (i) deals at arm’s length with our company or Brookfield Asset Management, as applicable, for purposes of the Tax Act and (ii) does not have a “significant interest” (as defined in subsection 207.01(4) of the Tax Act) in our company or Brookfield Asset Management, as applicable. In addition, the class A exchangeable shares and Brookfield Class A Shares, as applicable, would not be a prohibited investment if the class A exchangeable shares or Brookfield Class A Shares, as applicable, are “excluded property” (as defined in subsection 207.01(1) the Tax Act) for a TFSA, RDSP, RRSP, RRIF or RESP.
Holders who hold or intend to hold the class A exchangeable shares or Brookfield Class A Shares received on a redemption, exchange or other disposition of class A exchangeable shares to our company or Brookfield Asset Management, in a Registered Plan should consult their own tax advisors with respect to the application of these rules in their particular circumstances.
Taxation of Holders not Resident in Canada
The following portion of the summary is generally applicable to a Holder who, at all relevant times, for the purposes of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold the class A exchangeable shares or Brookfield Class A Shares received on a redemption, exchange or other disposition of class A exchangeable shares to our company or Brookfield Asset Management in a business carried on in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere.
Holding and Disposing of Class A Exchangeable Shares
Returns of Capital
Any return of capital distributions paid or payable to a Non-Resident Holder in a taxation year on the class A exchangeable shares will not be subject to Canadian withholding tax or other income tax under the Tax Act but will reduce the adjusted cost base of the Non-Resident Holder’s class A exchangeable shares. To the extent that a Non-Resident Holder’s adjusted cost base would otherwise be a negative amount, the negative amount will be deemed to be a capital gain realized by the Non-Resident Holder and the adjusted cost base of the class A exchangeable shares to the Non-Resident Holder will be nil immediately thereafter.

A Non-Resident Holder will not be subject to tax under the Tax Act on such deemed capital gain realized by the Non-Resident Holder unless the class A exchangeable shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at that time. The circumstances under which the class A exchangeable shares will constitute taxable Canadian property of a Non-Resident Holder and the consequences of realizing a capital gain for a Non-Resident Holder are discussed below under “— Redemptions, Exchanges and Other Dispositions of the Class A Exchangeable Shares”. Our company has advised counsel that it does not believe the class A exchangeable shares will constitute taxable Canadian property as discussed further below under “— Taxable Canadian Property”.
Dividends
Dividends paid in respect of class A exchangeable shares to a Non-Resident Holder will not be subject to Canadian withholding tax or other income tax under the Tax Act.
Redemptions, Exchanges and Other Dispositions of the Class A Exchangeable Shares
A Non-Resident Holder will not be subject to tax under the Tax Act on a disposition or deemed disposition of a class A exchangeable share, including a disposition to our company (whether on a redemption by our company or otherwise) or a disposition to Brookfield Asset Management (whether on an exchange at the request of the Non-Resident Holder, pursuant to the exercise by Brookfield Asset Management of its call rights or otherwise), unless the class A exchangeable share constitutes taxable Canadian property of the Non-Resident Holder at the time of the disposition or deemed disposition. The circumstances under which the class A exchangeable shares will constitute taxable Canadian property of a Non-Resident Holder are discussed below. Our company has advised counsel that it does not believe the class A exchangeable shares will constitute taxable Canadian property, as discussed further below under “— Taxable Canadian Property”.
In the event that the class A exchangeable share constitutes taxable Canadian property of a Non-Resident Holder and any capital gain that would be realized on the disposition (or deemed disposition) thereof is not exempt from tax under the Tax Act pursuant to an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident, then the income tax consequences discussed above for Resident Holders under “Taxation of Holders Resident in Canada — Redemptions, Exchanges and Other Dispositions of the Class A Exchangeable Shares” will generally apply to the Non-Resident Holder.
Where class A exchangeable shares are redeemed by our company or our company is liquidated, dissolved or wound-up and the redemption amount or liquidation amount, as applicable, is satisfied by our company in Brookfield Class A Shares or where Brookfield Asset Management satisfies the exchange request of a Non-Resident Holder or exercises its call rights in connection with such redemption or liquidation, dissolution or winding-up of our company, as applicable, and the consideration for the satisfaction of the exchange request, or exercise of the call rights, as applicable, is satisfied by Brookfield Asset Management in Brookfield Class A Shares, the proceeds of disposition will be equal to the fair market value, at the time of the acquisition, of the Brookfield Class A Shares acquired by such Non-Resident Holder plus the amount of any cash received in lieu of fractional Brookfield Class A Shares. The cost of the Brookfield Class A Shares so acquired by the Non-Resident Holder will be equal to the fair market value thereof at the time of the acquisition. The cost of the Brookfield Class A Shares so acquired will be averaged with the adjusted cost base of all other Brookfield Class A Shares, if any, held by the Non-Resident Holder as capital property at such time for the purpose of determining thereafter the adjusted cost base of each Brookfield Class A Share held by the Non-Resident Holder.
Holding and Disposing of Brookfield Class A Shares
The following portion of the summary applies to a Non-Resident Holder who receives Brookfield Class A Shares on a redemption, exchange or other disposition of class A exchangeable shares to our company or Brookfield Asset Management.
Dividends
Dividends paid or credited (or deemed to be paid or credited) on Brookfield Class A Shares by Brookfield Asset Management to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25%, subject to a possible reduction under the terms of an applicable income tax treaty or convention. For example, the rate of withholding tax applicable to a dividend paid on a Brookfield Class A Share to a Non-Resident Holder who (i) is a resident of the United States for purposes of the Canada-United States Income Tax Convention (1980), as amended (the “Convention”), and (ii)

beneficially owns the dividend and is fully entitled to the benefits of the Convention, will generally be reduced to 15% (or 5% in certain cases where such Non-Resident Holder is a corporation that beneficially owns at least 10% of Brookfield Asset Management’s voting shares). Non-Resident Holders should consult their own tax advisors in this regard.
Disposition of Brookfield Class A Shares
A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of a Brookfield Class A Share, unless the Brookfield Class A Share constitutes taxable Canadian property of the Non-Resident Holder for purposes of the Tax Act at the time of the disposition or deemed disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.
The circumstances under which a Brookfield Class A Share will constitute taxable Canadian property of a Non-Resident Holder are discussed below. Brookfield Asset Management has advised counsel that it does not believe the Brookfield Class A Shares will constitute taxable Canadian property, as discussed further below under “— Taxable Canadian Property”.
In the event that the Brookfield Class A Share constitutes taxable Canadian property of a Non-Resident Holder and any capital gain that would be realized on the disposition thereof is not exempt from tax under the Tax Act pursuant to an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident, then the income tax consequences discussed above for Resident Holders under “Taxation of Holders Resident in Canada — Holding and Disposing of Brookfield Class A Shares – Disposition of Brookfield Class A Shares” will generally apply to the Non-Resident Holder.
Taxable Canadian Property
Provided that the class A exchangeable shares or Brookfield Class A Shares, as applicable, are listed on a “designated stock exchange” (as defined in the Tax Act and which currently includes the TSX and the NYSE), the class A exchangeable shares or Brookfield Class A Shares, as applicable, will generally not constitute taxable Canadian property of a Non-Resident Holder at a particular time unless, at any time during the sixty-month period immediately preceding that time, the following two conditions are met concurrently: (a) 25% or more of the issued shares of any class of our company or Brookfield Asset Management, as applicable, were owned by or belonged to one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder did not deal at arm’s length, and (iii) partnerships in which the Non-Resident Holder or persons with whom the Non-Resident Holder did not deal at arm’s length holds a membership interest, directly or indirectly through one or more other partnerships; and (b) more than 50% of the fair market value of the class A exchangeable shares or Brookfield Class A Shares, as applicable, was derived directly or indirectly from one or any combination of: (i) real or immovable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests or rights in, property described in (i) to (iii), whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the class A exchangeable shares or Brookfield Class A Shares may be deemed to be taxable Canadian property of a Non-Resident Holder.
Our company and Brookfield Asset Management have advised counsel that they do not believe the class A exchangeable shares or Brookfield Class A Shares, as applicable, will constitute taxable Canadian property at any relevant time because none of the conditions in (b) above are expected to be met at any relevant time.
10.F    DIVIDENDS AND PAYING AGENTS
Not applicable.
10.G    STATEMENT OF EXPERTS
Not applicable.

10.H    DOCUMENTS ON DISPLAY
Any statement in this Form 20-F about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Form 20-F the contract or document is deemed to modify the description contained in this Form 20-F. You must review the exhibits themselves for a complete description of the contract or document.
As a foreign private issuer under the SEC’s regulations, we will file annual reports on a Form 20-F and other reports on Form 6-K. The information disclosed in our reports may be less extensive than that required to be disclosed in annual and quarterly reports on Forms 10-K and 10-Q required to be filed with the SEC by U.S. issuers. Moreover, as a foreign private issuer, we will not be subject to the proxy requirements under Section 14 of the Exchange Act, and our directors and principal shareholders are not subject to the insider short swing profit reporting and recovery rules under Section 16 of the Exchange Act.
The contracts and other documents referred to in this Form 20-F, and our SEC filings are and will be available on our EDGAR profile at www.sec.gov, and certain of these documents are also available on our website at bamr.brookfield.com.
In addition, our company is required to file documents required by Canadian securities laws electronically with Canadian securities regulatory authorities and these filings are available on our SEDAR profile at www.sedar.com. Written requests for such documents should be directed to Corporate Secretary at Wellesley House South, 2nd Floor, 90 Pitts Bay Road, Pembroke, Bermuda HM08, Tel: +1 (441)-294-3316.
Brookfield Asset Management is subject to the information and periodic reporting requirements of the U.S. Exchange Act and fulfills the obligations with respect to those requirements by filing reports with the SEC. Brookfield Asset Management also is required to file documents with the securities regulatory authority in each of the provinces and territories in Canada. Annual reports, quarterly reports, period reports on Form 6-K Interactive Data Files and other SEC filings for Brookfield Asset Management are available and may be accessed free of charge through the Investors section of its Internet website under the “Reports & Filings” subsection, as soon as reasonably practicable after those documents are filed with, or furnished to, the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be accessed at www.sec.gov. In addition, Brookfield Asset Management’s filings are electronically available from SEDAR, at www.sedar.com.  The information found on, or accessible through, the website set forth above is not incorporated into and does not form a part of this Form 20-F.
10.I    SUBSIDIARY INFORMATION
Not applicable.
ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
See the information contained in this Form 20-F under Item 5.A “Operating Results — Risk Management and Financial Instruments”.
ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of December 31, 2021, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and the Service Providers. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2021, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.
It should be noted that while our management, including persons performing the functions of principal executive and principal financial officers for us, believe our disclosure controls and procedures provide a reasonable level of assurance that such controls and procedures are effective, they do not expect that our disclosure controls and procedures or internal controls will prevent all error and all fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
This Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our company’s independent registered public accountants due to a transition period established by the rules of the SEC for newly public companies.
Changes in Internal Control
There was no change in our internal control over financial reporting during the year ended December 31, 2021, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16.    [RESERVED]
16.A    AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Gregory Morrison possesses specific accounting and financial management expertise and that he is the audit committee financial expert as defined by the SEC, and that he is independent within the meaning of the rules of the NYSE. Our board of directors has also determined that other members of the Audit Committee have sufficient experience and ability in finance and compliance matters to enable them to adequately discharge their responsibilities.
16.B    CODE OF ETHICS
Our board has adopted the Code of Business Conduct and Ethics, a copy of which is available on our company’s SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov and is available on our website at https://bamr.brookfield.com/sites/brookfield-ir/files/brookfield/bamr/governance-documents/code-of-business. See Item 6.C “Board Practices — Code of Business Conduct and Ethics”.

16.C    PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our company has retained Deloitte LLP (PCAOB ID No. 1208) to act as our company’s principle accountant.
The table below summarizes the fees for professional services rendered by Deloitte LLP for the audit of our annual financial statements for the year ended December 31, 2021. A majority of the fees to Deloitte LLP are billed and settled in Canadian dollars. In order to provide comparability with our company’s financial statements, which are reported in U.S. dollars, all Canadian dollar amounts in the table have been converted to U.S. dollars at an average annual rate.

(MILLIONS)	2021
Audit Fees (1)	$2.1
_________________________________
(1)Audit fees include fees for the audit of our annual consolidated financial statements, internal control over financing reporting and interim reviews of the consolidated financial statements included in our quarterly interim reports.  This fee also includes fees for the audit or review of financial statements for certain of our subsidiaries, including audits of individual assets to comply with lender, joint venture partner or regulatory requirements.
Our Audit Committee pre-approves all audit and non-audit services provided to our company by Deloitte LLP.
16.D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE
None.
16.E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Our company may from time-to-time, subject to applicable law, purchase class A exchangeable shares for cancellation in the open market, provided that any necessary approval has been obtained for the years ended December 31, 2021 no such purchases were made.
16.F    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
None.
16.G    CORPORATE GOVERNANCE
We believe our corporate governance practices are not materially different from those required of U.S. domestic corporations under NYSE listing standards.
16.H    MINE SAFETY DISCLOSURE
Not applicable.
16.I    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III
ITEM 17.    FINANCIAL STATEMENTS
Not applicable.
ITEM 18.    FINANCIAL STATEMENTS
See our financial statements beginning on page F-1, which are filed as part of this Form 20-F.
ITEM 19.    EXHIBITS

1.1
Certificate of Incorporation and Memorandum of Association of Brookfield Asset Management Reinsurance Partners Ltd. (incorporated by reference to Exhibit 3.1 of our company’s F-1 filed with the SEC on April 1, 2021)

1.2
Amended & Restated Bye-laws of Brookfield Asset Management Reinsurance Partners Ltd., dated June 24, 2021 (incorporated by reference to Exhibit 3.1 of our company’s Form 6-K filed with the SEC on June 25, 2021)

2.1	Description of Securities*

4.1
Rights Agreement, dated June 28, 2021, by and among Brookfield Asset Management Inc., Brookfield Asset Management Reinsurance Partners Ltd. and Wilmington Trust, National Association (incorporated by reference to Exhibit 99.1 of our company’s Form 6-K filed with the SEC on June 29, 2021)

4.2
Administration Agreement, dated June 28, 2021, by and between Brookfield Asset Management Inc. and Brookfield Asset Management Reinsurance Partners Ltd. (incorporated by reference to Exhibit 99.2 of our company’s Form 6-K filed with the SEC on June 29, 2021)

4.3
Equity Commitment Agreement, dated June 28, 2021, by and between Brookfield Asset Management Inc. and Brookfield Asset Management Reinsurance Partners Ltd. (incorporated by reference to Exhibit 99.3 of our company’s Form 6-K filed with the SEC on June 29, 2021)

4.4
Trademark Sublicence Agreement, dated June 28, 2021, by and between Brookfield Asset Management Inc. and Brookfield Asset Management Reinsurance Partners Ltd. (incorporated by reference to Exhibit 99.4 of our company’s Form 6-K filed with the SEC on June 29, 2021)

4.5
Support Agreement, dated June 28, 2021, by and between Brookfield Asset Management Inc. and Brookfield Asset Management Reinsurance Partners Ltd. (incorporated by reference to Exhibit 99.5 of our company’s Form 6-K filed with the SEC on June 29, 2021)

4.6
Credit Agreement, effective as of June 28, 2021, by and among BAM Re Holdings Ltd., North End Re (Cayman) SPC, North End Re Ltd. and Brookfield Annuity Company as Borrowers; BAM Re Holdings Ltd., as Guarantor; and Brookfield US Holdings Inc. and Brookfield International Holdings Inc., as Lenders. (incorporated by reference to Exhibit 99.6 of our company’s Form 6-K filed with the SEC on June 29, 2021)

4.7
Amendment to Investment Agreement, dated June 10, 2021, by and among Brookfield Asset Management Inc., Brookfield Asset Management Reinsurance Partners Ltd., North End Re (Cayman) SPC and American Equity Investment Life Holding Company. (incorporated by reference to Exhibit 99.7 of our company’s Form 6-K filed with the SEC on June 29, 2021)

4.8
Investment Agreement, dated as of October 17, 2020, by and among American Equity Investment Life Holding Company, Brookfield Asset Management Inc. and Burgundy Acquisitions I Ltd. (incorporated by reference to Exhibit 10.7 of our company’s F-1 filed with the SEC on April 1, 2021)

4.9
Assignment Agreement, Consent and Waiver in Anticipation of Regulatory Form A Filing, dated as of February 28, 2021, by and among, Brookfield Asset Management Inc., Burgundy Acquisitions I Ltd., Brookfield Asset Management Reinsurance Partners Ltd., North End Re (Cayman) SPC and American Equity Investment Life Holding Company (incorporated by reference to Exhibit 10.8 of our company’s F-1 filed with the SEC on April 1, 2021)

4.10
Agreement and Plan of Merger, dated as of August 6, 2021, by and among Brookfield Asset Management Reinsurance Partners Ltd., Freestone Merger Sub, Inc., and American National Group, Inc. (incorporated by reference to Exhibit 2.1 of our company’s Form 6-K filed with the SEC on August 9, 2021)

8.1	List of Significant Subsidiaries of Brookfield Asset Management Reinsurance (incorporated by reference to Item 4.C, “Organizational Structure”).

12.1	Certification of Sachin Shah, Chief Executive Officer, Brookfield Asset Management Reinsurance Partners Ltd., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.*

12.2	Certification of Thomas Corbett, Interim Chief Financial Officer, Brookfield Asset Management Reinsurance Partners Ltd., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.*

13.1
Certification of Sachin Shah, Chief Executive Officer, Brookfield Asset Management Reinsurance Partners Ltd., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002.*

13.2
Certification of Thomas Corbett, Interim Chief Financial Officer, Brookfield Asset Management Reinsurance Partners Ltd., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002.*

*Filed electronically herewith.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

Dated: March 22, 2022	BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD.

	By:	/s/ Anna Knapman-Scott
		Name:	Anna Knapman-Scott
		Title:	Corporate Secretary

BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD.
INDEX TO FINANCIAL STATEMENTS

Page

Audited Consolidated Financial Statements for Brookfield Asset Management Reinsurance Partners Ltd. as at December 31, 2021 and 2020 for the Years Ended December 31, 2021, 2020 and 2019, together with the accompanying notes thereto	F-1

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Brookfield Asset Management Reinsurance Partners Ltd.
Opinion on the Financial Statements
We have audited the accompanying combined consolidated statements of financial position of Brookfield Asset Management Reinsurance Partners Ltd. and subsidiaries (the "Company") as of December 31, 2021 and 2020, the related combined consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes, and the schedule of the Condensed Financial Statements of Brookfield Asset Management Reinsurance Partners Ltd. (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2021, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Insurance Reserves - Refer to Notes 2(r) and 10 to the financial statements
Critical Audit Matter Description
The Company has significant insurance reserves representing the majority of its total liabilities. The Company uses different actuarial methodologies to determine insurance reserves depending on the nature of the underlying contract products and applicable jurisdictional guidance, as is permitted by IFRS 4, Insurance Contracts, some of which involve high levels of complexity.
While there are many assumptions which management makes to determine insurance reserves, the assumptions with the greatest uncertainty are those related to mortality and surrender, lapse and withdrawal rates (collectively “policyholder behaviour”). These assumptions required subjective and complex auditor judgment in certain circumstances, including where (i) there is limited company and industry experience data, (ii) the historical experience may not be a good indicator of the future, and (iii) the policyholder behaviour may be irrational. Auditing of certain valuation methodologies and assumptions required a high degree of auditor judgment and an increased extent of audit effort, including the need to involve actuarial specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to valuation methodologies and assumptions related to mortality and policyholder behaviour included the following, among others:
•With the assistance of actuarial specialists, we tested the reasonableness of mortality and policyholder behaviour assumptions, by:
◦Evaluating management’s methods and assumptions in accordance with applicable actuarial principles and practices under actuarial standards of practice.
◦Testing inputs used in the determination of the mortality and policyholder behaviour assumptions.
◦Analyzing management’s methods and interpretation of data used to adjust industry tables, applying industry guidance, evaluating triggers and drivers for revisions of assumptions, assessing reasonably possible alternative assumptions, and considering industry and other external sources of data, where applicable.
◦With the assistance of actuarial specialists, we tested the appropriateness of valuation methodologies used in the estimation process by:
◦Testing the accuracy of the actuarial models for implementation of key assumptions and valuation methodology.
◦Evaluating a sample of underlying insurance contracts to assess that the appropriate actuarial models were selected and key assumptions were incorporated in those actuarial models for the reinsurance deals undertaken.
◦Calculating an independent estimate of the insurance contract liability for a sample of insurance policies included in the reinsurance deals undertaken and comparing the results to the Company’s results.

Accounting for Structured Entities - Refer to Note 2(ai) to the financial statements
Critical Audit Matter Description
The Company invests a portion of its assets in structured entities (“entities”). These entities issued debt and preferred share securities to the Company’s reinsurance treaty accounts, including modified coinsurance accounts held by third party insurance companies. The Company is not involved in the investment decision process and has a residual economic interest in the entities. The Company determined that it has control over the entities, and as such has consolidated the entities.
The determination of the accounting treatment for the entities required management to evaluate whether the Company exercised control or significant influence over the entities. This involved significant management judgment to interpret the key agreements and related party relationships associated with the entities. Auditing whether the Company exercised control or significant influence over the entities required a high degree of subjectivity which resulted in an increased extent of audit effort including the need to involve technical accounting specialists.
How the Critical Audit Matter Was Addressed in the Audit
With the assistance of technical accounting specialists, our audit procedures related to the evaluation of whether the Company exercised control or significant influence over the entities included the following, among others:
•Assessed the executed agreements with counterparties to understand the nature of the instruments that were issued by the entities to determine which party was exposed, or had rights, to variable returns from their investment in the financial instruments issued by the entities.
•Evaluated related party relationships to understand whether the Company, through such relationships, had power over the entities and the ability to use such power to affect the amount of returns to the Company.
•Evaluated management’s assessment of whether the Company exercised control or significant influence over the entities by analyzing specific facts and circumstances against relevant accounting guidance.

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 22, 2022

We have served as the Company’s auditor since 2016.

COMBINED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DEC. 31 US$ MILLIONS	Note	2021	2020
Assets
Cash and cash equivalents	3	$393	$35
Investments	3	4,943	1,193
Accounts receivable and other	4	47	13
Reinsurance funds withheld	3	4,650	—
Derivative assets	3	146	7
Deferred tax asset	15	20	—
Property and equipment	5	2	2
Intangible assets	6	3	—
Equity accounted investments	8	344	—
Deferred acquisition costs	7	776	—
Reinsurance assets	10	169	190
Total assets		$11,493	$1,440
Liabilities
Insurance reserves	10	$8,497	$1,339
Accounts payable and other	9	65	6
Due to related parties	17	467	—
Reinsurance payable		75	—
Corporate borrowings	13	693	—
Deferred revenue		82	—
Liabilities of structured entities		167	—
Funds withheld liabilities	3	12	12
Total liabilities		10,058	1,357
Equity
Brookfield Asset Management Inc.[1]		—	83
Class A exchangeable and Class B2		539	—
Class C2		896	—
Total equity		1,435	83
Total liabilities and equity		$11,493	$1,440
1. For the periods prior to June 28, 2021. See Note 1(b).
2. For the period from June 28, 2021 to December 31, 2021. See Note 1(b).

The accompanying notes are an integral part of the combined consolidated financial statements.

COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	Note	2021	2020	2019
Premiums
Gross		$7,207	$431	$504
Ceded		(1)	(1)	(179)
Net premiums		7,206	430	325
Net investment income	3	60	84	57
Net investment results from funds withheld	3	78	—	—
Total revenues		7,344	514	382

Income from equity accounted investments	8	8	—	—

Benefits paid on insurance contracts
Gross		310	63	39
Ceded		(18)	(25)	(14)
Change in insurance reserves	10
Gross		6,958	457	538
Ceded		22	11	(193)
Other reinsurance expenses		19	—	—
Operating expenses	14	35	6	6
Net hedging expenses		59	—	—
Interest expense		9	—	—
Total benefits and expenses		7,394	512	376
Net (loss) income before income taxes		(42)	2	6
Current tax expense	15	—	(1)	—
Deferred tax expense	15	(2)	—	—
Net (loss) income for the year		$(44)	$1	$6
Attributable to:
Brookfield Asset Management Inc.[1]		5	1	6
Class A exchangeable and Class B shareholders[2]		3	—	—
Class C shareholders[2]		(52)	—	—
		$(44)	$1	$6
Net income per class C share
Basic and diluted[3]	16	$(2.58)
1. For the periods prior to June 28, 2021. See Note 1(b).
2. For the period from June 28, 2021 to December 31, 2021. See Note 1(b).
3. Basic and diluted earnings per share for the years ended December 31, 2020 and 2019 are attributed to our predecessor company Brookfield Annuity Holdings Inc. See Note 2(ag).

The accompanying notes are an integral part of the combined consolidated financial statements.

COMBINED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2021	2020	2019
Net (loss) income	$(44)	$1	$6
Other comprehensive income (loss) that will be reclassified to net income (loss)
Equity accounted other comprehensive income	44	—	—
Net unrealized (loss) gain on available for sale securities	(55)	1	—
Foreign currency translation	(4)	2	3
Total other comprehensive (loss) income	(15)	3	3
Comprehensive (loss) income	$(59)	$4	$9

Attributable to:
Brookfield Asset Management Inc.[1]	6	4	9
Class A exchangeable and Class B shareholders[2]	3	—	—
Class C shareholders[2]	(68)	—	—
	$(59)	$4	$9
1. For the periods prior to June 28, 2021. See Note 1(b).
2. For the period from June 28, 2021 to December 31, 2021. See Note 1(b).

The accompanying notes are an integral part of the combined consolidated financial statements.

COMBINED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Brookfield Asset Management Inc.				Class A exchangeable and Class B shareholders				Class C shareholders
AS AT AND FOR THE YEAR ENDED DEC. 31 2021 US$ MILLIONS	Note	Share Capital	Accumulated Surplus (Deficit)	Accumulated Other Comprehensive Income (Loss)	Brookfield Asset Management Inc.	Share Capital	Accumulated Surplus (Deficit)	Accumulated Other Comprehensive Income (Loss)	Class A exchangeable and Class B shareholders	Share Capital	Accumulated Surplus (Deficit)	Accumulated Other Comprehensive Income (Loss)	Class C shareholders	Total Equity
Balance as at January 1, 2021		$78	$1	$4	$83	$—	$—	$—	$—	$—	$—	$—	$—	$83
Changes in year:
Net income (loss)		—	5	—	5	—	3	—	3	—	(52)	—	(52)	(44)
Other comprehensive income (loss)		—	—	1	1	—	—	—	—	—	—	(16)	(16)	(15)
Comprehensive income (loss)		—	5	1	6	—	3	—	3	—	(52)	(16)	(68)	(59)
Other items
Equity issuances / Reorganization[1]	11	(78)	—	—	(78)	539	—	—	539	963	—	—	963	1,424
Return of capital[2]	11	—	—	—	—	(3)	—	—	(3)	—	—	—	—	(3)
Common control transaction adjustments[3]		—	(6)	(5)	(11)	—	—	—	—	—	1	—	1	(10)
Total change in year		(78)	(1)	(4)	(83)	536	3	—	539	963	(51)	(16)	896	1,352
Balance as at December 31, 2021		$—	$—	$—	$—	$536	$3	$—	$539	$963	$(51)	$(16)	$896	$1,435
1.See Note 1(b) for details regarding the Spin-off and reorganization.
2.The Company distributed $0.13 in the form of a return of capital per each Class A exchangeable and Class B share in the third and fourth quarters of 2021.
3.See Note 2(c) for details regarding the common control transaction.

The accompanying notes are an integral part of the combined consolidated financial statements.

COMBINED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

	Brookfield Asset Management Inc.				Class A exchangeable and Class B shareholders				Class C shareholders
AS AT AND FOR THE YEAR ENDED DEC. 31 2020 US$ MILLIONS	Share Capital	Accumulated Surplus (Deficit)	Accumulated Other Comprehensive Income (Loss)	Brookfield Asset Management Inc.	Share Capital	Accumulated Surplus (Deficit)	Accumulated Other Comprehensive Income (Loss)	Class A exchangeable and Class B shareholders	Share Capital	Accumulated Surplus (Deficit)	Accumulated Other Comprehensive Income (Loss)	Class C shareholders	Total Equity
Balance as at January 1, 2020	$65	$—	$1	$66	$—	$—	$—	$—	$—	$—	$—	$—	$66
Changes in year:
Net income	—	1	—	1	—	—	—	—	—	—	—	—	1
Other comprehensive income	—	—	3	3	—	—	—	—	—	—	—	—	3
Comprehensive income	—	1	3	4	—	—	—	—	—	—	—	—	4
Other items
Equity issuances	13	—	—	13	—	—	—	—	—	—	—	—	13
Total change in year	13	1	3	17	—	—	—	—	—	—	—	—	17
Balance as at December 31, 2020	$78	$1	$4	$83	$—	$—	$—	$—	$—	$—	$—	$—	$83
The accompanying notes are an integral part of the combined consolidated financial statements.

COMBINED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

	Brookfield Asset Management Inc.				Class A exchangeable and Class B shareholders				Class C shareholders
AS AT AND FOR THE YEAR ENDED DEC. 31 2019 US$ MILLIONS	Share Capital	Accumulated Surplus (Deficit)	Accumulated Other Comprehensive Income (Loss)	Brookfield Asset Management Inc.	Share Capital	Accumulated Surplus (Deficit)	Accumulated Other Comprehensive Income (Loss)	Class A exchangeable and Class B shareholders	Share Capital	Accumulated Surplus (Deficit)	Accumulated Other Comprehensive Income (Loss)	Class C shareholders	Total Equity
Balance as at January 1, 2019	$60	$(6)	$(2)	$52	$—	$—	$—	$—	$—	$—	$—	$—	$52
Changes in year:
Net income	—	6	—	6	—	—	—	—	—	—	—	—	6
Other comprehensive income	—	—	3	3	—	—	—	—	—	—	—	—	3
Comprehensive income	—	6	3	9	—	—	—	—	—	—	—	—	9
Other items
Equity issuances	5	—	—	5	—	—	—	—	—	—	—	—	5
Total change in year	5	6	3	14	—	—	—	—	—	—	—	—	14
Balance as at December 31, 2019	$65	$—	$1	$66	$—	$—	$—	$—	$—	$—	$—	$—	$66
The accompanying notes are an integral part of the combined consolidated financial statements.

COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2021	2020	2019
Operating activities
Net (loss) income	$(44)	$1	$6
Non-cash items affecting net income
Premium received in kind	(167)	—	—
Unrealized gains on investments and derivatives	33	(51)	(27)
Net hedging expenses	(27)	—	—
Income tax expense	2	1	—
Income from equity accounted investments	(8)	—	—
Realized gain on investments	(23)	—	—
Changes in non-cash balances related to operations
Changes in reinsurance receivable	(9)	—	—
Changes in reinsurance funds withheld	(4,650)	—	—
Changes in deferred tax asset	(24)	—	—
Changes in reinsurance assets	22	10	(193)
Changes in reinsurance payable	75	—	—
Changes in insurance reserves	7,152	457	538
Changes in deferred revenue	82	—	—
Changes in funds withheld liabilities	—	12	—
Changes in deferred acquisition costs	(776)	—	—
Changes in working capital	52	(1)	(6)
Operating activities affecting cash
Realized gains on investments and derivatives	(4)	(3)	(9)
Interest income received	(51)	(27)	—
Purchase of derivatives	(133)	—	—
Proceeds from disposal of derivatives	79	—	—
Cash flows from operating activities	1,581	399	309
Investing activities
Dividends received	2	—	—
Interest income received	51	27	—
Purchase of investments
Bonds	(4,251)	(971)	(1,010)
Private debt	(181)	—	—
Common equity	(644)	—	—
Private equity and other	(219)	—	(1)
Mortgages	(185)	—	(1)
Private loans	(512)	(4)	(11)
Sales and maturities of investments
Bonds	2,001	561	754
Common equity	20	—	—
Private equity and other	1	1	1
Mortgages	18	—	—
Private loans	36	2	—
Purchase of intangibles	(1)	(1)	—
Cash flows from investing activities	(3,864)	(385)	(268)

COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Financing activities
Issuance of equity	1,410	13	5
Return of capital	(8)	—	—
Borrowings from related parties	960	—	—
Repayments of borrowings to related parties	(582)	—	—
Borrowings from external parties	693	—	—
Borrowings of structured entities	167	—	—
Proceeds from repurchase agreement	464	222	245
Repayments of repurchase agreement	(464)	(222)	(285)
Cash flows from financing activities	2,640	13	(35)
Cash and cash equivalents
Cash and cash equivalents, beginning of year	35	13	8
Net change during the year	357	27	6
Foreign exchange on cash balances held in foreign currencies	1	(5)	(1)
Cash and cash equivalents, end of year	$393	$35	$13
The accompanying notes are an integral part of the combined consolidated financial statements.

NOTE 1. ORGANIZATION AND DESCRIPTION OF THE COMPANY
(a)Brookfield Asset Management Reinsurance Partners Ltd.
Brookfield Asset Management Reinsurance Partners Ltd. (“BAM Re” or the “Company”) is a Bermuda corporation incorporated on December 10, 2020 and governed by the laws of Bermuda. The Company was established to become a reinsurance business focused on providing capital-based solutions to insurance companies and their stakeholders. The Company’s class A exchangeable shares are listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the symbol “BAMR”. The Company’s operations are located primarily in Bermuda, Canada, and the Cayman Islands. The Company’s original registered head office was 73 Front Street 5th Floor, Hamilton HM 12, Bermuda. During the third quarter, the registered head office was changed to Wellesley House South, 2nd Floor, 90 Pitts Bay Road, Pembroke, HM08, Bermuda.
The Company holds a direct 100% ownership interest in BAM Re Holdings Ltd. (“BAM Re Holdings”), which holds the Company’s interest in its operating subsidiaries North End Re Ltd. (“NER Ltd.”) and North End Re (Cayman) SPC ("NER SPC") and Brookfield Annuity Company ("BAC").
Through its operating subsidiaries, the Company acts as a direct issuer of pension risk transfer products for pension plan sponsors and provides annuity-based reinsurance products to insurance and reinsurance companies. The Company currently has two operating segments, Reinsurance and Pension Risk Transfer (“PRT”).
(b)Spin-off of Brookfield Asset Management Reinsurance Partners Ltd.
On June 28, 2021, Brookfield Asset Management Inc. (“Brookfield Asset Management”) completed the spin-off of the Company (the “Spin-off”), which was affected by way of a special dividend of the class A exchangeable limited voting shares (“class A exchangeable shares”) of the Company to holders of Brookfield Class A limited voting shares (“Brookfield Class A Shares”) and Class B limited voting shares (“Brookfield Class B Shares”) as of June 18, 2021 (the “record date”). Pursuant to the special dividend, as of the record date, holders of Brookfield Class A Shares and Class B Shares received one class A exchangeable share for every 145 Brookfield Class A Shares or Class B Shares held. Brookfield Asset Management holds all the class C non-voting shares (“class C shares”), giving it the residual economic interest in the Company, but no voting interest in it.
Prior to the Spin-off, Brookfield Asset Management effected a reorganization so that the Company’s PRT business (the “Business”) and other investments that were historically owned and operated by Brookfield Asset Management, through its operating entities, were acquired by BAM Re Holdings, a subsidiary of the Company.

The following describes the transactions and agreements resulting from the Spin-off:
(i)Class A exchangeable shares
As part of the Spin-off, Brookfield Asset Management subscribed for 11 million class A exchangeable shares for approximately $538 million in cash. Upon Spin-off, Brookfield Asset Management distributed the 11 million class A exchangeable shares as a special dividend to the Brookfield Asset Management shareholders who hold Brookfield Class A Shares and Brookfield Class B Shares.
(ii)Class B shares
As part of the Spin-off, holders of class B shares (“BAM Re Class B Partners”), through a voting trust, subscribed for 24,000 class B shares for $1 million.

(iii)Class C shares
As part of the Spin-off, Brookfield Asset Management transferred its ownership in the Business along with its holdings of American Equity Investment Life Holding Company (“AEL Holdings”) common shares and additional cash for working capital purposes to the Company. The total value of the consideration provided to the Company was approximately $712 million, which was exchanged for 17 million class C shares. In October 2021, the Company issued an additional 7 million class C shares to Brookfield Asset Management for consideration of $250 million. As at December 31, 2021, there were 24 million class C shares outstanding. Brookfield Asset Management owns all the issued and outstanding class C shares.
(iv)Equity Commitment
As part of the Spin-off, Brookfield Asset Management provided to the Company an equity commitment in the amount of $2.0 billion to fund future growth, which the Company may draw on from time to time. The equity commitment may be called by the Company in exchange for the issuance of a number of class C shares or junior preferred shares. Further details of the equity commitment are described in Note 17.
(v)Credit Agreement
As part of the Spin-off, the Company entered into a credit agreement with Brookfield Asset Management (the “Brookfield Credit Agreement”) as lender on June 28, 2021, providing for a three-year revolving $200 million credit facility. On March 9, 2022, the revolving credit facility agreement was increased to $400 million. Further details of the Brookfield Credit Agreement are described in Note 17.
(vi)Support Agreement
As part of the Spin-off, the Company entered into a support agreement with Brookfield Asset Management (the “Support Agreement”). Brookfield Asset Management has agreed to support the economic equivalence of the class A exchangeable shares and Brookfield Class A Shares for so long as class A exchangeable shares not owned by Brookfield Asset Management are outstanding, and there has not been an amendment to the exchange feature by agreeing to, among other things, take all actions reasonably necessary to enable the Company to pay quarterly distributions, the liquidation amount, or the amount payable on a redemption of class A exchangeable shares, as the case may be. Further details of the Support Agreement are described in Note 17.
(vii)Rights Agreement
As part of the Spin-off, the Company entered into a rights agreement with Brookfield Asset Management (the “Rights Agreement”), pursuant to which Brookfield Asset Management has agreed that on the applicable specified exchange date with respect to any class A exchangeable shares submitted for exchange, Brookfield Asset Management will satisfy, or cause to be satisfied, the obligations pursuant to our memorandum of association and by-laws to exchange such subject class A exchangeable shares for Brookfield Class A Shares or its cash equivalent plus any unpaid distributions. Further details of the Rights Agreement are described in Note 17.
(viii)Administration Agreement
As part of the Spin-off, the Company entered into an administration agreement with Brookfield Asset Management (the “Administration Agreement”), pursuant to which Brookfield Asset Management has agreed to provide administrative services to the Company, including the services of our Chief Executive Officer and Chief Investment Officer and certain other administrative services, on a cost-recovery basis. Further details of the Administration Agreement are described in Note 17.

(ix)Investment Management Agreement
As part of the Spin-off, the Company entered into one or more Investment Management Agreements appointing Brookfield Asset Management as the investment manager of certain assets and accounts, including assets backing the liabilities assumed by the Company under the insurance and future reinsurance arrangements, and any assets held as surplus. Further details of the Brookfield Investment Management Agreements are described in Note 17.
(x)Licensing Agreement
As part of the Spin-off, the Company entered into a licensing agreement with Brookfield Asset Management (the “Brookfield Licensing Agreement”), pursuant to which Brookfield Asset Management has granted a non-exclusive, royalty-free sub-license to use the name “Brookfield” and the Brookfield logo. Further details of the Brookfield Licensing Agreement are described in Note 17.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)Statement of Compliance
These Combined Consolidated Financial Statements (“financial statements”) have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”). The financial statements are prepared on a going concern basis and have been presented in U.S. dollars (“USD”) rounded to the nearest million unless otherwise indicated.
The financial statements were authorized for issue by the Board of Directors of the Company on March 22, 2022.
(b)Basis of Consolidation
The financial statements include the accounts of the Company and its consolidated subsidiaries, which are the entities over which the Company has control. All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.
Certain comparative amounts have been reclassified to be consistent with the current year's presentation.
(c)Continuity of Interest
As described above, BAM Re was established on December 10, 2020 by Brookfield and on June 28, 2021 Brookfield Asset Management completed the Spin-off of the Business to the Company and the special dividend declaration to holders of Brookfield's Class A and B Shares. Brookfield Asset Management controlled the Business prior to the Spin-off and has significant influence over the Company subsequent to the Spin-off through its interests in the Company. The Business was transferred before Spin-off, as part of the reorganization, and therefore the transactions are common control transactions. In accordance with the Company and Brookfield Asset Management's accounting policy, the Company has reflected the Business in its financial position and results of operations using Brookfield Asset Management's carrying values, prior to the Spin-off.

In addition, certain investments were transferred as part of the reorganization. These are treated as asset acquisitions and are also considered common control transactions. The accounting policy is to record the common control asset acquisitions on the date of occurrence at the historical carrying value, with any gain or loss against the consideration paid being recorded in equity. To reflect this continuity of interest, these financial statements provide comparative information of the Business for the periods prior to the Spin-off, as previously reported by Brookfield. The economic and accounting impact of contractual relationships created or modified in conjunction with the Spin-off (see Note 1(b)) have been reflected prospectively from the date of the Spin-off and have not been reflected in the results of operations or financial position of the Company prior to June 28, 2021, as such items were in fact not created or modified prior thereto. Accordingly, the financial information for the periods prior to June 28, 2021 is presented based on the historical financial information for the Business as previously reported by Brookfield. For the period after completion of the Spin-off, the results are based on the actual results of the Company, including the adjustments associated with the Spin-off and the execution of several agreements (see Note 17). Therefore, net income (loss) and comprehensive income (loss) not attributable to interests of others in operating subsidiaries has been allocated to Brookfield prior to June 28, 2021 and allocated to the shareholders of class A exchangeable shares, class B shares and class C shares on and after June 28, 2021.

(d)Class A exchangeable shares
As described in Note 1 (b)(i), the Company’s equity interests include the class A exchangeable shares held by public shareholders. Subject to applicable law, quarterly cash distributions may be made in the form of a dividend or a capital reduction resulting in a return of capital or a combination thereof. Each class A exchangeable share is structured with the intention of providing an economic return equivalent to one Brookfield Class A Share (subject to adjustment to reflect certain capital events). Each class A exchangeable share is exchangeable with Brookfield Asset Management at the option of the holder for one Brookfield Class A Share (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the discretion of Brookfield Asset Management), plus unpaid distributions. Brookfield Asset Management currently intends to satisfy any exchange requests on the class A exchangeable shares through the delivery of Brookfield Class A Shares rather than cash. Each class A exchangeable share, held on the record date, has voting rights and is entitled to cast one vote at a meeting of shareholders of the Company.
The class A exchangeable shares are classified as equity instruments. The class A exchangeable shares are issued capital of the Company and as a result are not adjusted for changes in market value.
(e)Class B shares
As described in Note 1 (b)(ii), the Company’s equity interests include the class B shares held by BAM Re Class B Partners. Subject to applicable law, quarterly cash distributions may be made in the form of a dividend or a capital reduction resulting in a return of capital or a combination thereof. Distributions on the class B shares will be paid, or in the case of a distribution made pursuant to a capital reduction, will be returned, in each case, at the same time and in the same amount per share as dividends on a Brookfield Class A Shares. The BAM Re Class B Partners are entitled to one vote on any matter and can cast one vote for each class B share held at the record date.
The class B shares are classified as equity instruments. The class B shares are issued capital of the Company and as a result are not adjusted for changes in market value.
(f)Class C shares
As described in Note 1 (b)(iii), the Company’s equity interests include the class C shares held by Brookfield Asset Management. The class C shares are non-voting shares that are entitled to the residual economic interest in the Company after payment in full of the amount due to holders of our class A exchangeable shares and our class B shares and subject to the prior rights of holders of the Preferred Shares.

The class C shares are classified as equity instruments. The class C shares are issued capital of the Company and as a result are not adjusted for changes in market value.
(g)Cash and cash equivalents
Cash and cash equivalents include cash and short-term investments with original maturities of 90 days or less. The Company classifies cash and cash equivalents at amortized cost.
Cash and cash equivalents exclude cash balances and short-term investments that are for use by the Company as part of the reinsurance funds withheld arrangement (Note 2(i)).
(h)Investments
Investments are financial assets which are comprised of common shares, preferred shares, bonds and fixed-income instruments. The Company uses the trade date to account for investment transactions.
Financial assets are classified into one of the following categories:
•AFS assets are measured at fair value, with changes in fair value recognized in other comprehensive income (loss);
•FVTPL assets are measured at fair value, with changes in fair value recognized in net income (loss); and
•Loans and receivables are measured at amortized cost.
Financial assets are classified according to their nature and use by the Company at the time of initial recognition. Financial assets supporting capital and surplus and coinsurance reserves are classified as AFS or as loans and receivables. Unrealized gains (losses) are recognized in other comprehensive income (loss). Upon realization, gains or losses are reclassified to the Combined Consolidated Statements of Operations and recorded in net investment income (loss).
Financial assets supporting insurance reserves under PRT and modified coinsurance reserves under reinsurance are designated as FVTPL or as loans and receivables. Any changes in the fair value of the underlying assets matched to the insurance reserves are directly reflected in the insurance reserves. Unless the asset is deemed to be impaired, changes in fair value of assets matching these liabilities and changes in the corresponding insurance reserves are directly recognized in the Combined Consolidated Statements of Operations in order to avoid a mismatch that would otherwise arise.

Loans and receivables are measured at amortized cost using the effective interest method, less any applicable provision for impairment.
Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.
Any gain or loss arising on derecognition is recognized directly in net income (loss) and presented in realized gains (losses) on investments which is included in net investment income.

(i)Reinsurance funds withheld
Reinsurance funds withheld is a receivable for amounts contractually withheld by ceding companies in accordance with reinsurance agreements in which NER Ltd. and NER SPC, indirect wholly owned subsidiaries of the Company, act as reinsurers. The receivable represents assets that are held in custodial accounts that are legally segregated from the third-party ceding companies’ general accounts and are managed by NER Ltd. and NER SPC. The assets are typically cash and cash equivalents and fixed income asset types. In the event of ceding companies' insolvency, NER Ltd. and NER SPC would need to assert a claim on the assets supporting the reserve liabilities. However, NER Ltd. and NER SPC have the ability to offset amounts owed to the ceding companies. Interest generally accrues on these assets based upon the investment earnings on the underlying investments. The Company is subject to the investment performance and has all economic rights and obligations on the funds withheld assets, in a fashion similar to the invested assets held directly by NER Ltd. and NER SPC. The underlying agreements contain embedded derivatives as discussed in Derivative financial instruments (Note 2(k)).

(j)Funds withheld liabilities
Funds withheld liabilities represent the payable for amounts contractually withheld in accordance with reinsurance agreements where BAC acts as a cedant. While the assets in the funds withheld liabilities are legally owned by BAC, the reinsurer is subject to all investment performance and economic rights and obligations to the funds withheld assets similar to invested assets held directly by the reinsurer. BAC’s funds withheld liabilities balance includes cash and cash equivalents, fixed income securities and derivatives carried at fair value and is credited with premiums, investment income (loss), benefits payable and other expenses deducted as incurred at cost.
(k)Derivative financial instruments
The Company manages foreign currency exposure and other market risks associated with certain assets and liabilities by using derivative financial instruments such as foreign exchange forwards, cross currency swaps, interest rate swaps, and bond futures. Derivative financial instruments are classified as held for trading which are measured as FVTPL investments. Derivative financial instruments are recorded at fair value on acquisition date and subsequently revalued at fair value at each reporting date. Derivative financial instruments with positive values are recorded as derivative assets and negative fair values are reported as derivative liabilities. Changes in fair value of derivatives are recorded in net investment income (loss), in the Combined Consolidated Statements of Operations.
Derivatives embedded in reinsurance contracts which are not closely related to the host contract are separated and measured at fair value in the Combined Consolidated Statements of Financial Position. Changes in the fair value are included in the net investment results from funds withheld in the Combined Consolidated Statements of Operations.

(l)Assets pledged as collateral
The Company receives and pledges collateral in respect to certain derivative contracts, in order to meet its contractual obligations. The amount of collateral required is determined by the valuation of each contract on a mark-to-market basis and the type of collateral to be deposited is specified within the agreement with each counterparty.
Collateral pledged continues to be recognized in the Combined Consolidated Statements of Financial Position as the Company retains all rights related to these assets.
Collateral received is not recognized in the Combined Consolidated Statements of Financial Position unless the Company acquires the rights relating to the economic risks and rewards related to these assets.

(m)Collateralized borrowing transactions
Securities sold under repurchase agreements are collateralized borrowing transactions. A repurchase agreement provides the lender of securities the right to receive from the counterparty sufficient cash to purchase the same securities at the maturity of the agreement. These transactions are measured at amortized cost and are recorded at amounts at which the securities were initially sold.
The Company recognizes an asset in the Combined Consolidated Statements of Financial Position, representing the cash received, and a liability for the same amount, representing the obligation to repurchase the loaned bonds. Repurchase agreements with the same counterparty are presented net in the Combined Consolidated Statements of Financial Position.
(n)Right to offset
Amounts presented in these financial statements are presented on a net basis when there exists both a legally enforceable right to offset the recognized amounts and an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.
(o)Impairment
At each reporting date, financial assets are assessed for impairment indicators. The Company considers an impairment loss if it deems it unlikely that it will be able to recover all amounts due according to the contractual terms of the obligation. For AFS equity investments, a significant and prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment. For all other financial assets, there must be observable data about the loss events, such as, but not limited to, the issuer’s financial difficulty, a bankruptcy, default of payment of principal or interest, or specific adverse conditions affecting an industry or a region.
For financial assets measured at amortized cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. The impairment loss is recorded in the Combined Consolidated Statements of Operations.
For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect to AFS equity securities, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increases in fair value subsequent to an impairment loss is recognized in other comprehensive income. In respect of AFS debt securities, impairment losses are subsequently reversed through profit or loss if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss. The reversal cannot exceed the impairment expense amount. The amount of reversal is recorded in the Combined Consolidated Statements of Operations.
At each reporting date, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, non-financial assets that are measured at amortized cost are reviewed for impairment. In addition, irrespective of whether there is any indication of impairment, intangible assets not yet available for use are tested for impairment annually. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use.

(p)Classification of Financial Instruments
Accrued investment income, reinsurance receivable, due from related party, private loans, mortgages, and other assets have been classified as loans and receivables. Due to related party, reinsurance payable, accounts payable and accrued liabilities, and other liabilities have been classified as other financial liabilities. Loans and receivables and other financial liabilities are measured at amortized cost. For these items, carrying value approximates fair value due to their short-term nature. Further details of the financial instruments are described in Note 3.
(q)Leases
IFRS 16 Leases (“IFRS 16”) specifies how to recognize, measure, present, and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases.
The Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
If a contract contains a lease, the Company will recognize a right-of-use (“ROU”) asset and a lease liability at the lease commencement date. The ROU asset and lease liability are initially measured as an amount equal to the present value of the remaining lease payments over the lease. The discount rate used is the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.
The ROU asset is depreciated to the earlier of the end of the useful life or lease term using the straight-line method as this reflects the expected pattern of use. At each reporting date, the Company assesses whether there is any indication that the ROU asset may be impaired. If an impairment indicator exists, then the Company will adjust the value of the ROU asset to its recoverable amount and an impairment loss is recognized. The ROU asset is included in property and equipment in the Combined Consolidated Statements of Financial Position.
The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made. It is remeasured when there is a change in future lease payments arising from a change in rates or there is a change in the Company’s estimate of the amount expected to be payable.
(r)Insurance reserves
Contract classifications
Contracts under which the Company accepts significant insurance risk from a policyholder are classified as insurance contracts in accordance with IFRS 4 Insurance Contracts (“IFRS 4”) on the Combined Consolidated Statements of Financial Position. A contract is considered to have significant insurance risk if, and only if, an insured event could cause an insurer to make significant additional payments in any scenario, excluding scenarios that lack commercial substance at the inception of the contract. Contracts under which the Company does not accept significant insurance risk are classified as either investment contracts or considered a service contract and are accounted for in accordance with IAS 39 Financial Instruments: Recognition and Measurement or IFRS 15 Revenue from Contracts with Customers, respectively. Once a contract has been classified as an insurance contract, it remains an insurance contract for the remainder of its term, even if the insurance risk reduces significantly during the year, unless all rights and obligations are extinguished or expire. Investment contracts can be reclassified as insurance contracts if insurance risk subsequently becomes significant.

Measurement
In accordance with IFRS 4, the Company has applied existing accounting practices for insurance and participating investment contracts, modified as appropriate to comply with the IFRS framework and applicable standards.
The long-term insurance reserves are calculated separately for each product type, based either on local regulatory requirements or existing local GAAP (at the later of the date of transition to IFRS or the date of the acquisition of the entity); and actuarial principles consistent with those applied in each local market.
Insurance reserves are determined by BAC using the Canadian Asset Liability Method (“CALM”), in accordance with the standards of the Canadian Institute of Actuaries (“CIA”) and as permitted by IFRS 4.
Insurance reserves represent the amount required to provide for future benefits payments and administrative expenses on policies in force with BAC. Insurance reserves are presented gross of reinsurance assets on the Combined Consolidated Statements of Financial Position. BAC’s Appointed Actuary is responsible for determining the amount of insurance reserves in accordance with standards established by the CIA. CALM is used to determine insurance reserves and incorporates best-estimate assumptions for longevity, future investment yields, administration costs, margins for adverse deviation and inflation. Margins for adverse deviation are necessary to provide for possibilities of misestimation and future deterioration in the best estimate assumptions, and provide reasonable assurance that insurance reserves cover a range of possible outcomes. Margins are reviewed periodically for continued appropriateness.
BAC has designated invested assets supporting insurance reserves as FVTPL or as loans and receivables. Since the value of the insurance reserves is determined by reference to the assets supporting those reserves, changes in the insurance reserves offset a significant portion of the changes in fair value of these FVTPL assets recorded in net income (loss).
Insurance reserves are determined by NER Ltd. using US GAAP reserve methodology, as permitted by IFRS 4. Insurance reserves are carried at the accumulated contract holder values without reduction for potential surrender or withdrawal charges. These are equal to the balance that accrues to the benefit of the policyholders as of the reporting date (commonly referred to as the account value), including policyholders’ accumulated net deposits plus a guaranteed rate of interest credited, less policyholder deaths and withdrawals. Insurance reserves are further evaluated using accepted actuarial valuation methods based on assumptions related to mortality, withdrawals, surrender and deposit rates, determined when the policies are assumed.

Insurance reserves are determined by NER SPC using US GAAP reserve methodology, as permitted by IFRS 4. Insurance reserves for fixed index annuity contracts (with embedded derivatives) are carried at fair value with an explicit margin added to the mortality, lapse and partial withdrawal assumptions. The host contract and the embedded derivative are bifurcated. The embedded derivative cash flows incorporate a risk margin and are discounted using a rate that reflects our own credit rating. The host contract is established at contract inception as the initial value less the initial fair value of the embedded derivative and accreted over the policy’s life. The host value’s accretion rate is updated each quarter so that the present value of the actual and expected guaranteed cash flows is equal to the initial host.

An additional liability is established for Life Income Benefit Rider (“LIBR”) benefits -withdrawals paid after the contract account value is exhausted. The liability accrues in proportion to contractual assessments using the crediting interest rate. The present value of expected excess benefits and assessments is projected over a range of stochastic equity scenarios. Retrospective unlocking is performed by replacing mean stochastic projected assessments and benefits with actual, revising projections of future experience and resolving for the portion of assessments required.

Key reserve assumptions are based on industry standard data adjusted to align with actual experience, if necessary. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish future policy benefit reserves. Due to the many assumptions and estimates used in establishing reserves, and the long-term nature of the reinsurance contracts, the reserving process, while based on standard actuarial practices, is inherently uncertain.

(s)Reinsurance assumed
NER Ltd. closed a retrocession agreement on September 3, 2021 with a third party insurance company to reinsure multi-year guarantee fixed annuities. At the time of closing, the retrocession agreement had a retrospective effective date of April 1, 2021, representing the date on which the Company has the reinsurance contractual obligations.

NER Ltd. assumes insurance contracts under modified coinsurance arrangements (“Modco”). NER Ltd. generally has the right of offset on reinsurance contracts but have elected to present reinsurance settlement amounts due to and from the cedant on a gross basis.

Assets and liabilities assumed under Modco are presented gross on the balance sheet. For insurance contracts, the change in assumed reserves and benefits are presented as change in insurance reserves on the Combined Consolidated Statements of Operations. Assumed premiums are included in premiums on the Combined Consolidated Statements of Operations. Expenses outside of account value, such as commissions and federal excise taxes, are included in other reinsurance expenses in the Combined Consolidated Statements of Operations.

NER SPC closed a retrocession agreement on October 8, 2021 with an insurance company which was the Company's associate to reinsure fixed indexed annuities. At the time of closing, the retrocession agreement had a retrospective effective date of July 1, 2021, representing the date on which the Company has the reinsurance contractual obligations.

NER SPC assumes insurance contracts under Modco and Coinsurance. NER SPC generally has the right of offset on reinsurance contracts but have elected to present reinsurance settlement amounts due to and from the cedant on a gross basis.

(t)Reinsurance ceded

In the normal course of business, BAC is a user of reinsurance in order to limit the potential for losses arising from certain exposures. To the extent that third party reinsurers are unable to meet their obligations, BAC remains liable to its policyholders for the portion reinsured.

At each reporting date, the reinsurance asset and reinsurance receivable, if any, are assessed for impairment. If there is objective evidence that the reinsurance asset or reinsurance receivable are not recoverable and the impact of the event can be reliably measured, an impairment loss is recognized for the amount by which the carrying amount exceeds the recoverable amount.

BAC has two types of reinsurance arrangements.

Longevity reinsurance
BAC enters into longevity reinsurance transactions with third party reinsurers. As part of the agreements, the Company commits to pay the reinsurers a schedule of fixed payments relating to a proportion of defined blocks of policyholder benefits. In return, the reinsurers reimburse the actual cost of their proportion of benefit expenses on those blocks to BAC. Settlement of fixed and actual payments between BAC and the reinsurers are on a net basis. The difference between fixed and actual payments on past service is recognized in the same period as the related claim is incurred within benefits ceded in the Combined Consolidated Statements of Operations. Any unsettled amounts on past service from the reinsurers is recognized as a reinsurance receivable or payable in the Combined Consolidated Statements of Financial Position.

BAC is liable for reinsurance fees for the transactions. The fees are recognized as incurred and are included in ceded premiums in the Combined Consolidated Statements of Operations.

The benefits to which BAC is entitled under its reinsurance transactions are recognized as reinsurance assets in the Combined Consolidated Statements of Financial Position. The reinsurance assets related to longevity reinsurance is the difference between the schedule of fixed and actual benefit payments on a proportion of defined blocks of business.

Quota share reinsurance
BAC enters into quota share reinsurance transactions with third-party reinsurers. The agreement covers policyholder benefits for a proportion of business reinsured. The proportion varies for certain discrete blocks of business.

At the inception of each quota share reinsurance contract, premiums ceded and a corresponding decrease in cash or payable is recognized in proportion to the business reinsured by the external reinsurer. BAC also recognizes a reinsurance asset and a change in insurance reserves ceded in the Combined Consolidated Statements of Financial Position and the Combined Consolidated Statements of Operations, respectively. The benefits to which BAC is entitled under its reinsurance contracts are recognized as reinsurance assets.

The reinsurer is committed to pay BAC a proportion of actual benefit expenses. The amounts are reported in benefits ceded in the same period as the related benefit expense is incurred. In cases where the benefit payments are due but not fully received from the reinsurer, BAC will recognize a reinsurance receivable. In cases where benefit payments are due, but amounts are received in excess from the reinsurer, BAC will recognize a reinsurance payable.

Under reinsurance contracts with unregistered reinsurers, assets are required to be pledged to BAC in order to secure payment of liabilities under the reinsurance agreement. Unregistered reinsurers are reinsurers which are not regulated by OSFI. The pledged assets are held in Canada by a Canadian financial institution that is not affiliated with the third party reinsurer. BAC maintains a valid and enforceable security interest that has priority over any other security interest in the collateral. In the event of default by the reinsurer, BAC has the right to liquidate or take legal possession of these assets, in a timely manner.

(u)Deferred revenue
The deferred revenue for interest-sensitive life and investment-type contracts is amortized over the life of the policies. Different amortization methods are permissible, one of these methods being present value of estimated gross profits. However, if estimated gross profits are expected to be negative, alternative amortization techniques are to be used. Given the absence of initial profits for NER Ltd., the deferred revenue is amortized by number of in-force policies. Estimates of in-force policy numbers are based on assumptions using accepted actuarial methods. Amortization is recorded in total revenue within the Combined Consolidated Statements of Operations.

(v)Deferred acquisition costs
The Company incurs costs in connection with acquiring or renewal of reinsurance business. Costs that are directly related to the successful acquisition of reinsurance contracts are capitalized as deferred acquisitions costs (“DAC”) to the extent that they are recoverable from gross profits. These costs consist of commission and policy issuance costs, as well as sales inducements credited to policyholder account balances. The DAC is amortized over the life of the policies in proportion to the estimated gross profits.

(w)Premiums
Gross premiums are recognized as revenue when due and collection is reasonably assured. When premiums are recognized, insurance reserves are computed, the result being that benefits and expenses are matched with such revenue. Premiums ceded are recognized when due and in accordance with the terms of the contractual agreement between the Company and reinsurer. Premium refunds, if any, are recognized on an accrual basis.
(x)Benefits paid
Gross benefits and benefits ceded are recorded in the Combined Consolidated Statements of Operations when they are due and incurred.
(y)Net investment income
Interest income is calculated using the effective interest method.
Dividend income is recognized when the right to receive payments is established.
Realized gains (losses) on investments and derivatives represent the difference between net sale proceeds and the purchase price.
Unrealized gains (losses) on investments and derivatives measure the difference between the fair value of investments at the end of each reporting date and their purchase price. The net movement reflects both unrealized gains and losses recognized during the year adjusted for any prior period unrealized gains and losses which have been realized in the current accounting period.
Investment upfront fees are recognized when the performance obligation has been satisfied under the contractual terms and customary business practice, which may be satisfied over time or at a point in time, in accordance with IFRS 15. The amounts are included in net investment income.

(z)Net investment results from funds withheld
Net investment results from funds withheld include investment income on funds withheld investments and changes in the fair value of derivatives embedded in reinsurance contracts, as discussed in Note 2(k). Changes in the fair value of the embedded derivative are included in the net investment results from funds withheld in the Combined Consolidated Statements of Operations.
(aa)Net hedging expenses
Net hedging expenses relate to costs incurred and mark to market movement associated with derivative contracts not directly related to the Company's insurance operating companies' investment portfolios or insurance reserves.
(ab)Income taxes
Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to taxation authorities within a year. The tax rates and tax laws used to compute the amounts are those that are enacted or substantively enacted at the end of each year.
Deferred income tax assets are recognized to the extent that it is probable that taxable profits will be available against which the unused tax losses or unused tax credits can be utilized by the Company. To the extent that it is not probable that taxable profit will be available against which the unused tax losses or unused tax credit can be utilized, the deferred tax asset is not recognized.

(ac)Foreign currencies
The Company’s functional currency was changed from Canadian Dollar (“CAD”) to USD during the fourth quarter as the primary economic activities which influenced the services provided, investment portfolio and financing activities were based in the United States. Foreign currency denominated monetary assets and liabilities of the Company are translated using the rate of exchange prevailing at the reporting date and non-monetary assets and liabilities measured at fair value are translated at the rate of exchange prevailing at the date when the fair value was determined. Revenues and expenses are measured at average rates during the year. Gains or losses on translation of these items are included in net income.
For purposes of presenting the financial statements, assets and liabilities of the Company are translated using the exchange rate prevailing at the reporting date. Revenue and expenses are measured at transactional or average rates during the year. Gains or losses on translation of these items are included in other comprehensive income.
There was no impact on the financial statements as a result of the change in functional currency, as the Company's presentation was previously determined to be USD.
(ad)Investment in associates
Associates are entities over which the Company exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but without control or joint control over those policies. We use the equity method to account for our investments in associates within the Combined Consolidated Statements of Financial Position.
Interests in associates accounted for using the equity method are initially recognized at cost. At the time of initial recognition, if the cost of the associate is lower than the proportionate share of the investment's underlying fair value, the Company records a gain on the difference between the cost and the underlying fair value of the investment in net income. If the cost of the associate is greater than the Company’s proportionate share of the underlying fair value, goodwill relating to the associate is included in the carrying amount of the investment.
Subsequent to initial recognition, the carrying value of the Company’s interest in an associate is adjusted for the Company’s share of comprehensive income and distributions of the investee. Profit and losses resulting from transactions with an associate are recognized in the financial statements based on the interests of unrelated investors in the investee. The carrying value of associates is assessed for impairment indicators at each reporting date. Impairment losses on equity accounted investments may be subsequently reversed in net income. Further information on equity accounted investments is available in Note 8.
(ae)Property and equipment
Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset. The costs of assets include the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, and the cost of dismantling and removing the items and restoring the site on which they are located.

Depreciation of property and equipment commences when it is available for use. Property and equipment are depreciated on a straight-line basis over the estimated useful lives of each component of the property and equipment. The estimated useful lives of the property and equipment are three to five years.

Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, on a straight-line basis. The ROU asset is depreciated on the straight-line basis over the lease term. The estimated useful lives, residual values and depreciation methods are reviewed at the end of each annual reporting period, with the effect of any changes recognized on a prospective basis.

(af)Segments
In accordance with IFRS 8 Operating Segments, the Company uses a management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocation of resources and assessing performance. The Company’s CODM has been identified as the Chief Executive Officer who reviews the results of operations when making decisions about allocating resources and assessing performance of the Company. Our operations were reorganized into two reportable segments during the fourth quarter: Reinsurance and PRT (see Note 18).

(ag)Earnings per share
The holders of the class C shares are entitled to received distributions if, as and when declared or authorized. Our Board of Directors has adopted a policy that class C share distributions will be paid quarterly in an amount equal to the Company’s distributable earnings (as determined by management of the Company) after payment of distributions on the class A exchangeable shares, class B shares and any other shares ranking senior to the class C shares and after provision for expenses, anticipated cash needs, and other similar adjustments.
Total outstanding class C shares have been used to calculate basic and diluted earnings per share. Class A exchangeable shares and class B shares are not considered participating securities nor considered to be ordinary shares, and consequently per share amounts for these classes of shares has not been presented.
Basic earnings per share attributable to class C shareholders are calculated by dividing the Company's net income for the year, less distributions payable to class A exchangeable and class B shareholders, by the weighted average number of class C shares outstanding during the year. Diluted earnings per share are determined by adjusting the weighted average number of shares outstanding for the effects of all dilutive potential shares.
Basic and diluted earnings per share for the year ended December 31, 2020 and 2019 of $18.92 and $67.72, respectively, were calculated by dividing the net income attributable to Brookfield for the year by the weighted average number of BAH common shares (2020 – 85 million, 2019 – 81.6 million, respectively). The earnings per share amounts for December 31, 2020 and 2019 are not comparable to the earnings per share amount for the year ended December 31, 2021 as a result of the Spin-off and the issuance of Class A exchangeable shares, class B shares and class C shares on June 28, 2021. Further details of the Spin-off are described in Note 1(b).
(ah)Accounting estimates and judgements
The preparation of the financial statements in accordance with IFRS requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Estimates are subject to uncertainty and can therefore differ significantly from actual results. The items most susceptible to changes in estimates and assumptions include the measurement of insurance reserves, reinsurance assets, the fair value of financial assets determined using valuation techniques and the impairment of financial instruments. Actual results may differ from our estimates thereby impacting the financial statements. Outcomes within the next financial year that are different from assumptions could require a material adjustment to the carrying amount of the asset or liability affected.
Management judgment is also used in applying the accounting policies used to prepare the financial statements. The items most susceptible to changes in estimate and judgements are the measurement of reinsurance assets (Note 10), insurance reserves (Note 10), and impairment of available-for-sale securities and loans and receivables (Note 3).

(ai)Structured entities
The Company invests a portion of its assets in structured entities that issue debt and preferred securities to subsidiaries of the Company, and its reinsurance treaty accounts.
The Company is the primary beneficiary of the variable returns of assets held within the entities, and while the Company is not involved in the investment decision process, the investment manager for the structured entities is a related party with significant residual economic interest in the Company. As a result, these entities are consolidated within the Company’s financial statements. We assess the variable returns determination for our structured entities on an ongoing basis. Liabilities of the entities that do not eliminate upon consolidation are recorded as liabilities of structured entities.
The carrying amount of the Company’s investment in the consolidated structured entities is determined in accordance with the Company’s accounting policies for the underlying securities held within the structured entities.
(aj)Amendments adopted during the current year
(i)Interest Rate Benchmark Reform

In August 2020, the IASB published Interest Rate Benchmark Reform—Phase 2, which issued amendments to IFRS 9, IAS 39, IFRS 7 Financial Instruments: Disclosures, IFRS 4 and IFRS 16. The amendments complement Interest Rate Benchmark Reform—Phase 1, which was issued in 2019, and focus on the effects on financial statements when the old interest rate benchmark is replaced with an alternative benchmark rate as a result of the reform. The amendments provide relief from remeasurement impacts on financial instruments and discontinuance of hedge relationships arising from reform of an interest rate benchmark, including its replacement with alternative benchmark rates. The amendments were effective for annual reporting periods beginning on or after January 1, 2021.

Most US London Interbank Offered Rate ("LIBOR") values will be discontinued on June 30, 2023. Transition activities in the market are ongoing and are focused on two broad streams of work: (i) developing new alternative risk-free rate linked products and (ii) converting existing LIBOR-based contracts to alternative risk-free rates. Transition activities for the Company include incorporation of contractual provisions for new LIBOR-based financial instruments that provide a means to determining new alternative benchmark rates upon the expiry of LIBOR. The Company invests in the debt securities that pay interest based on floating interest rates indexed to either one-month, three-month or six-month US LIBOR. As at December 31, 2021, the carrying value of these debt securities was $425 million. The Company does not expect the transition to an alternative risk-free rate to have a material impact on its Combined Consolidated Financial Statements and its risk management strategy. The Company does not have any further exposure to LIBOR as at December 31, 2021.

(ak)Future accounting policy changes
(i)IFRS 17
In May 2017, the IASB issued IFRS 17 Insurance Contracts (“IFRS 17”) which will replace IFRS 4 and will be applied retrospectively. In June 2020, the IASB issued the amendment to IFRS 17, which include deferral of the effective date to annual periods beginning on or after January 1, 2023. In addition, the IASB extended the exemption for qualifying insurers to apply IFRS 9 Financial Instruments (“IFRS 9”), so that both IFRS 9 and IFRS 17 will have the same effective date.

IFRS 17 sets out the requirements for the recognition, measurement, presentation and disclosures of insurance contracts a company issues and reinsurance contracts it holds.
The future profit for providing insurance coverage is recognized in profit or loss over time as the insurance coverage is provided.
IFRS 17 will affect how the Company accounts for its insurance contracts and how it reports financial performance in the Combined Consolidated Statements of Operations. The Company continues to assess the impact of IFRS 17, which is expected to have a significant impact on the timing of earnings recognition, as well as presentation and disclosure, for its insurance contracts.
(ii)IFRS 9
In July 2014, the IASB published the complete version of IFRS 9, which replaces IAS 39 and is effective for annual periods beginning on or after January 1, 2018, with retrospective application. IFRS 9 provides changes to the classification and measurement of financial assets and liabilities, an expected credit loss model that replaces the existing incurred loss impairment model, and new hedge accounting guidance. In September 2016, the IASB issued an amendment to IFRS 4 to provide qualifying insurance companies with an optional temporary exemption from applying IFRS 9. The Company qualifies and has elected to take the deferral approach as its activities are predominantly connected with insurance.

In December 2021, the IASB published a narrow-scope amendment to IFRS 9, which allow insurers to apply the classification overlay to address possible accounting mismatches between financial assets and insurance contract liabilities in the comparative information presented on the initial application of IFRS 9 and IFRS 17.

The Company is currently assessing the impact of implementing IFRS 9 on the Combined Consolidated Financial Statements. Further details are disclosed in Note 3(h).

(iii)Amendments to IFRS 3
In May 2020, the IASB issued Reference to the Conceptual Framework, which includes amendments to IFRS 3 Business Combinations. The amendments update an outdated reference to the Conceptual Framework in IFRS 3 without significantly changing the requirements in the standard. The amendments apply to business combinations for which the acquisition date is on or after January 1, 2022. The Company is currently assessing the impact of the adoption of these amendments on the Combined Consolidated Financial Statements.
(iv)Amendments to IAS 37
In May 2020, the IASB issued Onerous Contracts - Cost of Fulfilling a Contract, which includes amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The amendments specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendments are effective for annual periods beginning on or after January 1, 2022. The Company is currently assessing the impact of the adoption of these amendments on the Combined Consolidated Financial Statements.
(v)Annual Improvements to IFRS Standards 2018-2020
In May 2020, the IASB issued Annual Improvements to IFRS Standards 2018-2020, which includes minor amendments to three IFRS standards applicable to our Combined Consolidated Financial Statements. The amendments apply prospectively. The amendments are effective for annual periods beginning on or after January 1, 2022.

(vi)Amendments to IAS 1
In February 2021, IASB issued 'Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)' with amendments that are intended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments are effective for annual periods beginning on or after January 1, 2023. The Company is currently assessing the impact of the adoption of these amendments on the Combined Consolidated Financial Statements.

(vii)Amendments to IAS 8
In February 2021, IASB published 'Definition of Accounting Estimates (Amendments to IAS 8)' to help entities distinguish between accounting policies and accounting estimates. The amendments are effective for annual periods beginning on or after 1 January 2023. The Company is currently assessing the impact of the adoption of these amendments on the Combined Consolidated Financial Statements.

(viii)Amendments to IAS 12
In May 2021, the IASB published Deferred Tax related to Assets and Liabilities arising from a Single Transaction, which amended IAS 12, Income Taxes. The amendments relate to the recognition of deferred tax when an entity accounts for transactions, such as leases or decommissioning obligations, by recognizing both an asset and a liability. The amendments are effective for annual reporting period beginning on or after January 1, 2023. The Company is evaluating the impact of the adoption of these amendments on its Combined Consolidated Financial Statements.

(al)Impact of COVID-19
Since the outbreak of COVID-19, emergency measures taken in response to the spread of the virus have resulted in significant disruption to business operations globally, resulting in an economic slowdown. Global equity and capital markets have also experienced significant volatility and weakness. The governments have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. These developments are constantly evolving and the duration and impact of the COVID-19 pandemic is highly uncertain and cannot be predicted at this time but could have a material impact on the future performance of the assets. Where COVID-19 relates specifically to our business, specifically in valuing our insurance and reinsurance liabilities, we have allowed for identified deaths but we have not made any changes to our longevity assumptions as it remains too early to quantify the potential long-term impacts from COVID-19 on longevity.

NOTE 3. FINANCIAL INSTRUMENTS
a)Summary of cash and cash equivalents, investments and derivative assets and liabilities
The summary of financial assets and financial liabilities is as follows:

	2021
AS AT DEC. 31 US$ MILLIONS	FVTPL[1]	AFS	Amortized Cost	Total
Cash and cash equivalents
Cash	$—	$—	$320	$320
Cash equivalents	—	—	73	73
Total cash and cash equivalents	—	—	393	393

Derivatives
Foreign exchange forwards	10	—	—	10
Bond futures	9	—	—	9
Options	127	—	—	127
Total derivative assets	146	—	—	146

Bonds
Government	377	1,287	—	1,664
Corporate	1,586	306	—	1,892
Private debt	—	208	—	208
Total debt securities	1,963	1,801	—	3,764

Common shares	—	275	—	275
Preferred shares	4	14	—	18
Private equity and other	—	247	—	247
Total equity	4	536	—	540

Total loans and receivables	—	—	639	639
Total investments	1,967	2,337	639	4,943

Reinsurance funds withheld	4,650	—	—	4,650

Interest rate swaps	(1)	—	—	(1)
Total derivative liabilities	(1)	—	—	(1)

Funds withheld liabilities	(12)	—	—	(12)
1. All financial instruments measured at FVTPL have been designated as FVTPL at initial recognition except for derivative assets and liabilities, which are financial assets that are held for trading.

	2020
AS AT DEC. 31 US$ MILLIONS	FVTPL[1]	AFS	Amortized Cost	Total
Cash and cash equivalents
Cash	$—	$—	$16	$16
Cash equivalents	—	—	19	19
Total cash and cash equivalents	—	—	35	35

Derivatives
Foreign exchange forwards	5	—	—	5
Bond futures	2	—	—	2
Total derivative assets	7	—	—	7

Bonds
Government	372	29	—	401
Corporate and other	732	36	—	768
Total debt securities	1,104	65	—	1,169
Total preferred shares	—	3	—	3
Total loans and receivables	—	—	21	21
Total investments	1,104	68	21	1,193

Funds withheld liabilities	(12)	—	—	(12)
1. All financial instruments measured at FVTPL have been designated as FVTPL at initial recognition except for derivative assets and liabilities, which are financial assets that are held for trading.

The Company assesses that the carrying value of the financial assets measured by amortized cost approximates their fair value.

The fair value of investments, excluding common shares, preferred shares and cash and cash equivalents, are shown by contractual maturity of investments.

AS AT DEC. 31 US$ MILLIONS	2021	2020
Terms to maturity:
Bonds:
Within 1 year	$1,223	$31
1-3 years	50	46
4-5 years	116	40
Over 5 years	2,167	1,052

Private debt:
Within 1 year	96	—
1-3 years	—	—
4-5 years	—	—
Over 5 years	112	—

Loans and receivables
Within 1 year	170	—
1-3 years	117	3
4-5 years	116	—
Over 5 years	236	18
Total	$4,403	$1,190

AFS investments and investments measured at amortized cost are individually evaluated for impairment in establishing the allowance for impairment. For the year ended December 31, 2021, the Company did not incur any impairment expense (December 31, 2020 – $Nil).

b)Fair value hierarchy
Investments measured at fair value are classified in accordance with a valuation hierarchy that reflects the significance of the inputs used in determining their fair value, as per IFRS 13 Fair Value Measurement. Under Level 1 of this hierarchy, fair value is derived from unadjusted quoted prices in active markets for identical investments. Under Level 2, fair value is derived from market inputs that are directly or indirectly observable other than unadjusted quoted prices for identical investments. Under Level 3, fair value is derived from inputs that are not based on observable market data.
The following sets out the financial assets and financial liabilities classified in accordance with the above-mentioned fair value hierarchy, excluding financial assets and financial liabilities that are carried at amortized cost.

	2021
AS AT DEC. 31 US$ MILLIONS	Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss:
Bonds	$—	$1,963	$—	$1,963
Common shares	243	—	—	243
Preferred shares	4	—	—	4
Derivative assets	9	137	—	146
Reinsurance funds withheld	—	4,650	—	4,650
Available for sale:
Bonds	1,165	428	—	1,593
Private debt	—	—	208	208
Common shares	1	31	—	32
Preferred shares	3	1	10	14
Private equity and other	—	—	247	247

Total financial assets	$1,425	$7,210	$465	$9,100

Financial liabilities
Fair value through profit or loss:
Derivative liabilities	—	(1)	—	(1)
Funds withheld liabilities	—	(12)	—	(12)
Total financial liabilities	$—	$(13)	$—	$(13)

	2020
AS AT DEC. 31 US$ MILLIONS	Level 1	Level 2	Total
Financial assets
Fair value through profit or loss:
Bonds	$—	$1,104	$1,104
Derivative assets	2	5	7
Available for sale:
Bonds	—	65	65
Preferred shares	3	—	3
Total financial assets	$5	$1,174	$1,179

Financial liabilities
Fair value through profit or loss:
Funds withheld liabilities	—	(12)	(12)
Total financial liabilities	$—	$(12)	$(12)

The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

Type of Asset	Valuation Techniques and Key Inputs
Bonds
Valuation model is based on quoted prices of similar traded securities in active markets. For example, interest rates and yield curves observed at commonly quoted intervals, implied volatility, credit spread and market-corroborated inputs.

Derivative assets/Derivative liabilities	Foreign currency forward contracts—discounted cash flow model—forward exchange rates (from observable forward exchange rates at the end of the reporting period); discounted at a credit adjusted rate.

Valuation model is based on interest rate contracts—discounted cash flow model—forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate.

Warrants	Valuation model is based on intrinsic value calculated by the difference between strike prices and the unadjusted quoted prices of underlying equity investments in active markets.

Reinsurance funds withheld
Valuation model is based on quoted prices of similar traded securities in active markets. For example, interest rates and yield curves observed at commonly quoted intervals, implied volatility, credit spread and market-corroborated inputs.

Funds withheld liabilities
Valuation model is based on quoted prices of similar traded securities in active markets. For example, interest rates and yield curves observed at commonly quoted intervals, implied volatility, credit spread and market-corroborated inputs.

The Company performs initial and ongoing analysis and review of the valuation techniques utilized in determining fair value to ensure that they are appropriate and consistently applied, and that the valuation assumptions are reasonable. The Company analyzes and reviews the data, assumptions and valuation model to ensure that the fair value represents a reasonable estimate as at reporting period end and to monitor controls around fair value measurement, which includes quantitative and qualitative analysis and is overseen by the Company’s investment and accounting personnel.
Fair values determined using valuation models requiring the use of unobservable inputs (Level 3 financial assets and liabilities) include assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the Company uses observable external market inputs such as interest rate yield curves, currency rates and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.

The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement of Level 3 financial instruments:

Type of Asset	Valuation Techniques	Significant Unobservable Inputs	Significant unobservable inputs and relationship of unobservable inputs to fair value
Private equity	Discounted cash flows	• Future cash flows The future cash flows are based on cash flows flowing to the underlying investment • Discount rate The discount rate reflects the inherent risk of the underlying investment	• Increases (decreases) in future cash flows increase (decrease) fair value • Increases (decreases) in discount rate increase (decrease) fair value
Private debt	Discounted cash flows	• Future cash flows
The future cash flows include expected interest and principal payments.

• Discount rate
The discount rate reflects the credit spreads used and the liquidity conditions of the debt instrument.
• Increases (decreases) in future cash flows increase (decrease) fair value • Increases (decreases) in discount rate increase (decrease) fair value
The following table presents the change in the balance of financial assets and liabilities classified as Level 3 as at December 31, 2021 and 2020:

AS AT DEC. 31 US$ MILLIONS	2021	2020
Balance, beginning of year	$—	$—
Fair value changes in other comprehensive income	4	—
Additions	1,021	—
Disposals	(8)	—
Balance, end of year	$1,017	$—

There were no transfers between Level 1, Level 2 or Level 3 during the years ended December 31, 2021 and 2020.

c)Net investment income

Net investment income is comprised of income earned from the following:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2021	2020	2019
Interest income
Cash and cash equivalents	$1	$—	$—
FVTPL investments	51	28	19
AFS investments	12	2	1
Loans and receivables	5	—	—
Total interest income	69	30	20

Realized gains on investments and derivatives
FVTPL investments	3	3	10
Derivatives	14	—	—
AFS investments	2	—	—
Foreign exchange gain/loss	9	—	—
Total realized gains on investments and derivatives	28	3	10

Unrealized gains (losses) on investments and derivatives
FVTPL investments	(60)	46	26
Derivatives	27	6	1
Total unrealized gains (losses) on investments and derivatives	(33)	52	27

Investment manager fees	(4)	(1)	—
Net investment income	$60	$84	$57

d)Net investment results from funds withheld
Net investment results from funds withheld is comprised of income earned from the following:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2021	2020	2019
Interest income
FVTPL investments	$29	$—	$—
Total interest income attributable to funds withheld	29	—	—

Realized losses on investments and derivatives
FVTPL investments	(2)	—	—
Foreign exchange losses	(4)	—	—
Total realized losses on investments and derivatives attributable to funds withheld	(6)	—	—

Unrealized losses on investments and derivatives
FVTPL investments	(19)	—	—
Foreign exchange losses	(1)	—	—
Total unrealized losses on investments and derivatives attributable to funds withheld	(20)	—	—

Other investment income	75	—	—

Net investment results from funds withheld	$78	$—	$—

e)Derivative financial instruments
The Company manages foreign currency exposure and other market risks associated with certain assets and liabilities by using derivative financial instruments such as foreign exchange forwards, bond futures, bond forwards, currency swaps, interest rate swaps and warrants. Derivative financial instruments are financial contracts whose value is derived from underlying interest rates, exchange rates or other financial instruments.

Foreign exchange forwards, bond forwards, currency swaps, interest rate swaps and warrants are over-the-counter (OTC) contractual agreements negotiated between counterparties. Futures contracts are traded on an organized market and are contractual obligations to buy or to sell a financial instrument at a predetermined future time at a given price.

The notional principal represents the amount to which a rate or price is applied to determine the cash flows to be exchanged periodically and does not represent credit exposure. Maximum credit risk is the estimated cost of replacing derivative financial instruments which have a positive value, should the counterparty default. As at December 31, 2021, the derivative counterparty credit risk was $146 million (2020 – $7 million) and the counterparties credit rating was A- or higher (2020 – A+ or higher).

Notional principal by terms of maturity and the fair value of derivatives are presented in the table below.

AS AT DEC. 31, 2021 US$ MILLIONS				Notional amount
	Fair value asset	Fair value liabilities	Collateral pledged	Within 1 year	1-3 years	4-5 years	Over 5 years	Notional principal
Exchange traded
Bond futures	$9	$—	$22	$730	$—	$—	$—	$730
Over-the-counter
Foreign exchange forwards	10	—	1	787	59	—	—	846
Warrants	—	—	—	1	—	—	—	1
Currency swaps	—	—	—	—	10	—	8	18
Interest rate swaps	—	(1)	—	—	—	1	71	72
Options	127	—	—	5,802	—	—	—	5,802
Total	$146	$(1)	$23	$7,320	$69	$1	$79	$7,469
1Derivative liabilities are included in the Note 9 Accounts Payable and Other.

AS AT DEC. 31, 2020 US$ MILLIONS				Notional amount
	Fair value asset	Fair value liabilities	Collateral pledged	Within 1 year	1-3 years	4-5 years	Over 5 years	Notional principal
Exchange traded
Bond futures	$2	$—	$13	$192	$—	$—	$—	$192
Over-the-counter
Foreign exchange forwards	5	—	—	235	—	—	—	235
Interest rate swaps	—	—	—	—	—	—	7	7

Total	$7	$—	$13	$427	$—	$—	$7	$434

The Company monitors the fair values of bond futures and forwards on a daily basis, with additional cash collateral obtained or refunded as necessary.

Bond futures, foreign exchange forwards and options mature in less than 1 year. Interest rate swaps mature in over 4 years and settle on a semi-annual basis. Derivatives are measured at FVTPL and are reported on the Combined Consolidated Statements of Financial Position as derivative assets or derivative liabilities. The fair value of exchange-traded futures contracts is determined based on Level 1 inputs. OTC foreign currency forwards, bond forwards, currency swaps and interest rate swaps are valued on the contract notional amounts, which is the difference between contract and market rates. These inputs are derived from observable market data and as such are classified as Level 2 instruments.

For OTC derivatives, collateral is collected from and pledged to derivative counterparties according to the Credit Support Annexes, which form part of the International Swaps and Derivatives Associations' master agreements, when the exposure exceeds a specified threshold. For exchange-traded derivatives, their positions are margined on a daily basis (both initial margin and variation margin) subject to derivative clearing agreements with the exchanges and clearing houses. As at December 31, 2021, the Company has pledged $23 million of financial assets as collateral under the terms of the derivative contracts (2020 – $13 million).

For an analysis of the Company’s risks arising from financial instruments and the policies and procedures to manage these risks refer to Note 12 Risk Management.

f)Securities sold under repurchase agreements
Securities sold under repurchase agreements are accounted for as collateralized borrowing transactions, are measured at amortized cost and are recorded at the amounts at which the securities were initially sold. Under these agreements, the Company may sell securities from its portfolio for periods of time. In exchange, the Company obtains possession of cash from the financial institution with market values equal to the principal amount sold under these agreements. As at December 31, 2021, the Company did not have amounts outstanding under repurchase agreements (2020 – $Nil). For the year ended December 31, 2021, interest expense paid related to the use of the repurchase agreements was $Nil (2020 – $Nil).

The cash received by the Company is equal to the market value of the securities sold on the trade date. As a result, there is no significant exposure to credit risk associated with these agreements.

g)Summary of investments

	2021		2020
AS AT DEC. 31 US$ MILLIONS	Carrying Amount	Percent	Carrying Amount	Percent
Corporate debt securities
Corporate bonds	$1,892	37%	$788	66%
Private debt	208	4%	—	—%
Private loans	517	10%	—	—%
Mortgages	122	3%	—	—%
	2,739	54%	788	66%
Government bonds
United States government	1,271	25%	25	2%
Canada government	61	1%	35	3%
Canada provincials	332	7%	341	28%
	1,664	33%	401	33%
Derivatives
Foreign exchange forwards	10	—%	5	—%
Bonds futures	9	—%	2	—%
Options	127	3%	—	—%
	146	3%	7	1%
Equity
Preferred shares	18	—%	3	—%
Common shares	275	5%	—	—%
Private equity and other	247	5%	—	—%
	540	10%	3	—%

Total	$5,089	100%	$1,199	100%
h)Solely Payments of Principal and Interest ("SPPI") Disclosure
As noted in Note 2 (aj)(ii), the Company has taken the temporary exemption to apply IFRS 9 until IFRS 17 is adopted on January 1, 2023 on the basis that the Company’s activities are predominantly connected with insurance, and it has not previously applied IFRS 9. The percentage of the total carrying amount of the liabilities connected with insurance relative to the total carrying amount of all its liabilities was less than or equal to 90 per cent but greater than 80 per cent, and the Company determined that it did not engage in a significant activity unconnected with insurance.
As a consequence of deferring the introduction of IFRS 9, we will provide additional disclosures until we apply the standard for the first time in order to compare our presentation of investments and other financial instruments with those of companies that already apply IFRS 9.

The following additional disclosure, required by IFRS 4 for eligible insurers, presents the fair value and the amount of change in the fair value of the Company’s financial assets as of and for the years ended December 31, 2021 and December 31, 2020, showing separately the fair value of financial assets with contractual terms that give rise to cash flows that are SPPI on the principal amount outstanding and the fair value of financial assets that do not give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding (“Non-SPPI”).

	SPPI		Non-SPPI
AS AT DEC. 31, 2021 US$ MILLIONS	Fair value	Change in fair value	Fair value	Change in fair value
Financial assets
Debt securities	$1,884	$2	$2,023	$2
Equities	—	—	397	—
Loans and receivables	639	—	—	—
Total	$2,523	$2	$2,420	$2

	SPPI		Non-SPPI
AS AT DEC. 31, 2020 US$ MILLIONS	Fair value	Change in fair value	Fair value	Change in fair value
Financial assets
Debt securities	$43	$1	$1,125	$—
Equities	—	—	3	—
Loans and receivables	21	—	—	—
Total	$64	$1	$1,128	$—
The following additional disclosure, required by IFRS 4 for eligible insurers, presents the credit risk ratings of SPPI financial assets:

AS AT DEC. 31, 2021 US$ MILLIONS	Credit risk	Carrying value (Fair value)	% of fair value
Debt securities
AAA	Low	$113	5%
AA	Low	19	1%
A	Low	1,203	48%
BBB	Low	100	4%
BB	Other	104	4%
B	Other	32	1%
Unrated	Other	313	12%

Loans and receivables
A	Low	$60	2%
BBB	Low	36	1%
BB	Other	152	6%
Unrated	Other	391	16%

Total		$2,523	100%

AS AT DEC. 31, 2020 US$ MILLIONS	Credit risk	Carrying value (Fair value)	% of fair value
Debt securities
AAA	Low	$22	34%
AA	Low	7	11%
A	Low	10	16%
BBB	Low	4	6%

Loans and receivables
Unrated	Other	$21	33%

Total		$64	100%

NOTE 4. ACCOUNTS RECEIVABLE AND OTHER
The Company's accounts receivable and other consist of the following:

AS AT DEC. 31 US$ MILLIONS	2021	2020
Reinsurance receivable	$12	$2
Accrued investment income	21	7
Due from related party	10	—
Other assets	4	4
Total accounts receivable and other	$47	$13
In 2021 and 2020, reinsurance receivable relates to amounts recoverable from third-party reinsurers and cedants. All amounts are expected to be settled within a year.

NOTE 5. PROPERTY AND EQUIPMENT
The Company’s property and equipment consists primarily of a ROU asset. As at December 31, 2021 the property and equipment balance was $2 million (2020 - $2 million). The additions, amortization and disposals to property and equipment during 2021 were $Nil (2020 - $1 million, $Nil, $Nil).

NOTE 6. INTANGIBLE ASSETS
In 2021, the Company recognized $3 million of computer software as intangible assets, which are not yet available for use as at December 31, 2021. Intangible assets not yet available for use are assessed for impairment irrespective of whether there is any indication of impairment. For the year ended December 31, 2021, the Company did not incur an impairment expense (2020 – $Nil).

NOTE 7. DEFERRED ACQUISITION COSTS
The following table presents movement in deferred acquisition costs and the impact on expenses:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2021	2020
Deferred acquisition costs, beginning of year	$—	$—
Costs capitalized under reinsurance contracts	775	—
Amortization and other	1	—
Deferred acquisition costs, end of year	$776	$—

NOTE 8. EQUITY ACCOUNTED INVESTMENTS
The following table presents the change in the Company's investments in associates during the year:

FOR THE YEAR ENDED DEC. 31 2021 US$ MILLIONS
Balance, beginning of year	$—
Additions	294
Share of net income	8
Share of comprehensive income	44
Dividends received	(2)
Balance, end of year	$344
The addition of $294 million during the year relates to the Company's equity accounted investment in AEL Holdings. AEL Holdings, through its wholly-owned subsidiaries, is a leading issuer of fixed index annuities through independent agents, banks and broker-dealers in the United States with its corporate headquarters in Des Moines, Iowa.
The Company originally acquired a 9.5% interest in AEL Holdings at the time of Spin-Off and the investment was treated as a financial asset. During the third quarter, as a result of a firm commitment to enter into the reinsurance agreement with American Equity Investment Life Insurance Company (“AEILIC”), a subsidiary of AEL Holdings, management concluded that they had significant influence over AEL Holdings, and as such, derecognized the financial asset and recorded an equity accounted investment. As at December 31, 2021 the Company's ownership interest was 9.8% as a result of common share repurchases and cancellations completed by AEL Holdings during the period.
The Company accounts for AEL Holdings using the equity method of accounting by recognizing its share of income and OCI from its 9.8% ownership interest in the equity accounted investment one quarter in arrears, which is the most up to date information available to the Company. AEL Holdings does not present a classified balance sheet. The summarized financial information below represents amounts in AEL Holdings' financial statements, adjusted by the Company for equity accounting purposes:

AS AT AND FOR THE SIX MONTHS ENDED SEP. 30, 2021 US$ MILLIONS
Total assets	$78,318
Total liabilities	71,943
Accumulated other comprehensive income	1,957
Other stockholders' equity	4,418
Total revenues	1,618
Total expenses	(1,491)
Income tax expense	(29)
Preferred stock dividends	(22)
Net income	76
Other comprehensive income	452

AEL Holding''s shares are traded on the New York Stock Exchange. The fair value of the Company's shares in AEL Holdings is $354 million based on the quoted price as at December 31, 2021. The Company received $2 million of dividends from AEL Holdings during the year.

NOTE 9. ACCOUNTS PAYABLE AND OTHER
The Company’s accounts payable and other consist of the following:

AS AT DEC. 31 US$ MILLIONS	2021	2020
Accounts payable and accrued liabilities	$57	$4
Derivative liabilities	1	—
Other	7	2
Total accounts payable and other	$65	$6
NOTE 10. INSURANCE RESERVES
The Company’s insurance reserves are as follows:

AS AT DEC. 31 US$ MILLIONS	2021	2020
Gross	$8,497	$1,339
Reinsurance assets	(169)	(190)
Total insurance reserves	$8,328	$1,149
Reinsurance assets reflect immediate and deferred annuity payments ceded under the longevity reinsurance and quota share reinsurance arrangements.
a.Nature and composition
Reinsurance
NER SPC's insurance reserves represent Fixed Indexed Annuity ("FIA") contracts that provide contract owners the possibility of earning returns linked to the performance of a specified market index, predominantly the S&P 500 Index, while providing principal protection. The contracts include a provision for a minimum guaranteed surrender value in accordance with applicable law. The products allow policyholders to allocate funds periodically among several different crediting strategies, including index-based strategies and a traditional fixed rate strategy. High surrender charges apply for early withdrawal.

The policyholder account value of the FIA is equal to the sum of deposit paid, premium bonus, and index credits based in the relevant market index (subject to cap, spread and/or participation rate which can typically be reset) less any fees for riders and any withdrawals taken to-date.

NER Ltd.'s insurance reserves represent multi-year guaranteed annuity contracts that provide owners a guaranteed rate of return. Premiums and credited interest are protected from market volatility, which provides long-term financial security and predictability for policyholders.

PRT

The insurance reserves represent contracts that provide immediate annuities for current pensioners and deferred annuities for members who have not reached pensionable age. The Company’s insurance contracts are a mixture of group annuity “buy-in” policies, where the policyholder is the pension fund, and group annuity “buy-out” policies, where the policyholder is the administrator. The Company provides group annuity policies across Canada.

b.Valuation assumptions
Reinsurance
NER SPC's insurance reserves are based on actuarial assumptions related to the underlying policies’ terms, lives of the policies, duration of the contract, yield on investments supporting the liabilities, level of expenses. Significant assumptions also include policyholder behavior assumptions, such as surrender, lapse, withdrawal rates. NER SPC uses a combination of actual and industry experience when setting and updating policyholder behavior assumptions. Assumptions are at best estimate with margins for adverse deviation. These margins are necessary to provide for possibilities of misestimation and future deterioration in the best estimate assumptions and provide reasonable assurance that insurance contract liabilities cover a range of possible outcomes. Best-estimate assumptions and margins are reviewed periodically for continued appropriateness.

NER Ltd.'s insurance reserves have no actuarial assumptions as the reserves are carried at the accumulated contract holder values without reduction for potential surrender or withdrawal charges.

PRT
The insurance reserves represent the present value of the future annuity payments and expenses measured in accordance with the CALM described in Note 2 Summary of significant accounting policies, section (r) Insurance Reserves. It incorporates best-estimate assumptions for longevity, future investment yields, administration costs, margins for adverse deviation, and inflation. These margins are necessary to provide for possibilities of misestimation and future deterioration in the best estimate assumptions and provide reasonable assurance that insurance contract liabilities cover a range of possible outcomes. Best-estimate assumptions and margins are reviewed periodically for continued appropriateness.
The principal valuation assumptions and the methods for arriving at these valuation assumptions are outlined below.
Longevity
Mortality assumptions are derived by adjusting a base mortality table and applying mortality multipliers that vary by plan based on factors including, but not limited to, gender, age, job description, latest known salary, geography, and pension amount. These characteristics are further analyzed using a supporting database of over 500,000 Canadian pensioner lives. The data comprises of a diverse range of survival patterns reflective of the recent past. Models generated from this data are mapped into curves which can then be applied for analysis on an annuitant basis. Further, the Company monitors views and research published by governments, industry and academia on the factors influencing mortality changes and maintains longevity assumptions that are consistent with emerging trends.

Mortality improvement assumptions follow the prescribed mortality improvement scales issued by the CIA.
Investment returns
Projected cash flows from the current assets and liabilities are used in CALM to determine insurance reserves. Assumptions are made regarding rates of returns on supporting assets. Projected cash flows from assets used in the actuarial calculations are reduced to provide for potential asset default losses. The calculation for future credit losses on assets is based on the credit quality underlying the asset portfolio.
Other assumptions
The internal costs of maintaining the insurance reserves, the fees paid to third-party administrators engaged to manage payments under the in-force policies, and fees due to reinsurers and investment management expenses, as well as inflation are factored into the calculation of the insurance reserves where applicable.

c.Net change in insurance reserves
The following table summarizes the movement between insurance reserves for the years ended December 31, 2021 and 2020 by its major components:

FOR THE YEAR ENDED DEC. 31 2021 US$ MILLIONS	Gross reserve	Reinsurance assets	Net
Beginning of year	$1,339	$190	$1,149
Changes during the year
New business	7,180	—	7,180
Normal changes	(310)	(20)	(290)
Management actions and changes in assumptions	282	(2)	284
	7,152	(22)	7,174
Impact of foreign exchange[1]	6	1	5
Balance at end of year	$8,497	$169	$8,328

FOR THE YEAR ENDED DEC. 31 2020 US$ MILLIONS	Gross reserve	Reinsurance assets	Net
Beginning of year	$856	$197	$659
Changes during the year
New business	414	—	414
Normal changes	67	(9)	76
Management actions and changes in assumptions	(24)	(2)	(22)
	457	(11)	468
Impact of foreign exchange[1]	26	4	22
Balance at end of year	$1,339	$190	$1,149
1.Foreign currency translation reported as a separate component of other comprehensive income. See Note 2(ac) Foreign currencies

Under fair value accounting adopted by RPT business, movement in the fair value of the supporting assets is a major factor in the movement of insurance reserves. Changes in the fair value of assets are largely offset by corresponding changes in the fair value of liabilities. The change in the value of the insurance reserves associated with the change in the value of the supporting assets is included within normal changes above. The insurance reserve from reinsurance activities is not sensitive to the fair value of the supporting assets under US GAAP reserve methodology.
In 2021, the gross reserves consist of $2.2 billion from BAC, $1.6 billion from NER Ltd. and $4.7 billion from NER SPC. The main contributors to the increase in net insurance reserves were the impact of new business of $$7.2 billion partially offset by reinsurance transactions of $22 million. Management actions and changes in assumptions increased reserves by $284 million. The increase was primarily due to revisions to expense assumptions to reflect the most recent experience analysis, offset by revisions to interest rate risk assumptions and the execution of longevity swaps.
On October 8, 2021, NER SPC closed a retrocession agreement with an effective date of July 1, 2021 with an insurance company which was the Company's associate. At the effective date, NER SPC assumed embedded derivative insurance reserves in the amount of $193 million which subsequently increased to $204 million at December 31, 2021.

In 2020, the entire gross reserve related to BAC. The main contributors to the increase in net insurance contract liabilities were the impact of new business of $414 million and the impact of normal changes of $76 million. Management actions and changes in assumptions lowered the reserves by $22 million. The decrease was primarily due to modelling enhancements related to the reinvestment assumption and asset cash flows.

The Company’s risks arising from insurance contract liabilities are principally interest rate and longevity. The policies and procedures to manage these risks and sensitivity analysis are described in Note 12 Risk Management.
d.Reinsurance ceded results
Any gains or losses on reinsurance transactions are recognized in income on inception of the transactions and are included in change in insurance contract liabilities ceded in the Combined Consolidated Statements of Operations. In December 2020, BAC entered into two longevity reinsurance transactions which resulted in after-tax losses on inception of approximately $1 million. In December 2021, BAC entered into another longevity reinsurance transaction which resulted in an after-tax loss on inception of approximately $1 million.
As at December 31, 2021, BAC’s total expected fixed payments and actual costs of benefit expenses to be reimbursed under longevity reinsurance transactions used in valuing reinsurance assets were $1.1 billion and $1.1 billion (2020 - $493 million and $483 million) respectively. The difference between fixed payments and actual costs on past service is recognized in the same period as the related claim is incurred within benefits ceded in the Combined Consolidated Statements of Operations.
Reinsurance fees in respect of longevity reinsurance arrangements are recognized when due to reinsurers and are included in premiums ceded in the Combined Consolidated Statements of Operations:

AS AT DEC. 31 US$ MILLIONS	2021	2020
Reinsurance fees in respect of longevity reinsurance arrangements	$1	$—

NOTE 11. SHARE CAPITAL
The Company is authorized to issue:
i.1,000,000,000 Exchangeable Class A Limited Voting Shares with a par value of $39.74 per share;
ii.500,000 Class B Limited Voting Shares with a par value of $39.74 per share;
iii.1,000,000,000 Class C Non-Voting Shares with a par value of $1 per share;
iv.100,000,000 Class A Senior Preferred Shares (issuable in series) with a par value of $25 per share;
v.100,000,000 Class B Senior Preferred Shares (issuable in series) with a par value of CAD$25 per share;
vi.1,000,000,000 Class A Junior Preferred Shares (issuable in series) with a par value of $25 per share;
vii.1,000,000,000 Class B Junior Preferred Shares (issuable in series) with a par value of CAD$25 per share.

The share capital of the Company as at December 31, 2021 and December 31, 2020 comprises the following:

	December 31, 2021		December 31, 2020
	Number of shares	Value	Number of shares	Value
Issued
Class A exchangeable shares	10,877,989	$535	—	$—
Class B shares	24,000	1	—	—
Class C shares	23,544,548	963	—	—
Share capital		$1,499		$—
NOTE 12. RISK MANAGEMENT
The management of risk is central to the success of the business. The Company seeks to create and protect enterprise value by enabling risk-informed decision making and by balancing risk and return in business processes.
The Board has overall responsibility for the management of risk and is supported through formal committees of the Board including the Risk Committee.
The Company manages risk by applying the principles and guidelines outlined in the enterprise risk management framework presented to the BAM Re Board (the “ERM Framework”). The ERM Framework establishes the overall risk management framework that includes the following:
•    Risk inventory – identifies and defines the risks arising from the Company’s business strategy and operations using a consistent language that enables an enterprise-wide approach to measurement, reporting and disclosure of risk;
•    Risk appetite – determines the nature and amount of risk the Company is prepared to take, the adherence to which is measured and reported through an extensive set of Board-approved risk appetite tolerances;
•    Risk governance – establishes clear ownership and accountability for risk management oversight and a risk-aware culture across the Company; and
•    Risk management process – codifies a consistent approach to the identification, assessment, measurement, control, monitoring and reporting of risks faced by the Company.

As part of the risk governance framework, the Company operates a three lines of defense model. Under this model, the accountabilities of each line of defense are:
•    First line – business management: day to day responsibility for managing and identifying risks, ensuring activities are within risk appetite and established policies, and designing and implementing effective internal controls;
•    Second line – risk management function: establish enterprise governance, risk and control strategies and policies; provide oversight and independent effective challenge to the first line, as well as training, tools and advice; and
•    Third line – internal audit: independently verify the adequacy and effectiveness of the first and second lines of defense, and that the enterprise risk management framework is operating effectively.
An Own Risk and Solvency Assessment (“ORSA”) is undertaken by BAC at least annually. The ORSA involves a comprehensive assessment of the Company’s risks, capital needs and solvency position, as well as solvency forecasting across a range of scenarios including plausible stresses that could jeopardize the Company’s business plans. BAC also evaluates its exposure to sustained adverse scenarios through other stress testing techniques such as the Financial Condition Testing (“FCT”).
A Commercial Insurers' Solvency Self-Assessment ("CISSA") is undertaken by NER Ltd. at least annually. The primary purpose of the CISSA exercise is to allow NER Ltd. to incorporate an analysis of the internal capital needs into the risk management frameworks. It also ensures that both capital needs and available capital resources are considered in the development of business strategies and decision-making over the near and long term, including factoring in the impact of catastrophic shocks. The CISSA framework provides a perspective of the capital resources necessary to achieve NER Ltd.’s business strategies and remain solvent given their risk profile, as well as insight into the risk management and governance procedures surrounding these processes.

The Company has established recurring routines for monitoring and reporting on risks. Risk management reports are provided to management on a monthly basis and to the Board and Risk Committee on a quarterly basis. The reports include risk exposures measured against Board-approved risk appetite tolerances, and where relevant, management actions are identified to ensure risk mitigation and controls are effective.
The principal risk factors that affect the Company’s operations and financial condition include financial risks such as market risk, credit risk and liquidity risk, insurance risk and other risks such as regulatory risk and operational risk.
The following sections describe the primary financial risks and associated risk management strategies in place that affect the Company’s operations and financial condition.
a.Market risk
Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the Company will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, currency exchange rates and changes in market prices due to factors other than interest rates or currency exchange rates, such as changes in equity prices, or credit spreads.

The Company manages market risk from foreign currency assets and liabilities and the impact of changes in currency exchange rates and interest rates by funding assets with financial liabilities in the same currency and with similar interest rate characteristics, and by holding financial contracts such as interest rate and foreign exchange derivatives to minimize residual exposures.

Financial instruments held by the Company that are subject to market risk include other financial assets, borrowings and derivative instruments.

1.Interest rate risk
The Company manages interest rate risk through an asset liability management (“ALM”) framework whereby the effective and key rate durations of the investment portfolio are closely matched to that of the insurance contract liabilities. Within the context of the ALM framework, the Company uses derivatives including interest rate swaps and bond futures to reduce market risk. For the annuity business, where the timing and amount of the benefit payment obligations can be readily determined, the matching of asset and liability cash flows is effectively controlled through this comprehensive duration management process.
The Investment Policy outlines the duration constraints that have been approved by the Board. In operationalizing these constraints, considerably more confining duration-based targets have been established that are closely monitored and reported to management in monthly business updating meeting and to the Board and Risk Committees on a quarterly basis.
The following table shows the sensitivity to changes in interest rates:

	2021		2020
AS AT DEC. 31 US$ MILLIONS	50 bps increase	50 bps decrease	50 bps increase	50 bps decrease
Movement in liabilities	$103	$(105)	$63	$(63)
Movement in assets	(248)	329	(62)	62
Tax effect	(4)	4	—	—
Impact on comprehensive income	$(149)	$228	$1	$(1)
The Investment Policy is reviewed at least annually and approved by the Board.
2.Foreign exchange risk
Changes in currency rates will impact the carrying value of financial instruments denominated in currencies other than the USD.

The Company manages foreign exchange risk using foreign exchange forwards. The Investment Policy sets out the foreign currency exposure limits and types of derivatives permitted for hedging purposes.
The Company holds financial instruments with net unmatched exposures in several currencies, changes in the translated value of which are recorded in net income. As at December 31, 2021, a 1% fluctuation in USD against non-USD currencies would have an impact of approximately $1 million on net income and $1 million on OCI (2020 – $Nil million on net income and $Nil on OCI).
b.Credit risk
Credit risk is the risk of loss from amounts owed by counterparties and arises any time funds are extended, committed, owed or invested through actual or implied contractual arrangements including reinsurance. The Company is primarily exposed to credit risk through its investments in debt securities and reinsurance funds withheld.
The Company manages exposure to credit risk by establishing concentration limits by counterparty, credit rating and asset class. To further minimize credit risk, the financial condition of the counterparties is monitored on a regular basis. These requirements are outlined in the Investment Policy.

1.Asset quality
The following table summarizes the external credit ratings for cash and cash equivalents and investments:

AS AT DEC. 31, US$ MILLIONS	2021		2020
Cash and cash equivalents	$393	4%	$35	3%
Bonds and other debt securities
AAA	512	5%	409	33%
AA	55	1%	11	1%
A	1,516	15%	121	10%
BBB	1,306	13%	617	50%
BB	151	1%	10	1%
B	54	—%	1	—%
Unrated	170	2%	—	—%
	3,764	37%	1,169	95%
Preferred shares
P2	7	—%	3	—%
BB	1	—%	—	—%
Unrated	10	—%	—	—%
	18	—%	3	—%
Common shares
A+	243	2%	—	—%
Unrated	32	—%	—	—%
	275	2%	—	—%
Other equity
Unrated	247	2%	—	—%
Private loans
A	60	1%	—	—%
BBB	55	1%	—	—%
BB	151	2%	—	—%
Unrated	251	3%	—	—%
	517	7%	—	—%
Mortgages
Unrated	122	1%	21	2%
	122	1%	21	2%
Reinsurance Funds Withheld
AAA	819	8%	—	—%
AA	228	2%	—	—%
A	891	9%	—	—%
BBB	2,484	26%	—	—%
BB	105	1%	—	—%
B	30	—%	—	—%
Unrated	93	1%	—	—%
	4,650	47%	—	—%

Total cash and cash equivalents and investments	$9,986	100%	$1,229	100%

The Company’s overall target credit quality for the portfolio is a credit rating of BBB+. As at December 31, 2021 and 2020, the Company met this requirement.
2.Concentration
Concentrations of credit risk arise from exposures to a single issuer or a group of related issuers or groups of issuers that have similar risk characteristics.
Bonds

The following table provides the fair value of investments by groups of issuers of bonds:

	2021		2020
Government bond holdings	$1,664	47%	$401	34%
Corporate and other bond holdings	1,892	53%	768	66%
Total bond holdings	$3,556	100%	$1,169	100%

The following table discloses the Company’s top 5 holdings of issuers (excluding governments), as well as exposure to the largest single issuer of corporate bonds.

	2021	2020
Exposure to the top 5 largest issuers of corporate bonds	$161	$90
% of total cash and cash equivalents and investments	3%	7%
Exposure to the largest single issuer of corporate bonds	32	18
% of total cash and cash equivalents and investments	1%	2%

3.Derivative counterparties
Credit risk also arises in respect of derivative contracts to the extent that there is the potential for the counterparties to default on their obligations. To manage this risk, derivative transactions are limited to an approved list of counterparties and in some cases are fully collateralized with highly rated instruments. The derivative counterparty risk as of December 31, 2021 and 2020 was $146 million and $7 million, respectively. As at December 31, 2021, these counterparties have a credit rating of A or higher (2020 - A+ or higher).
4.Reinsurance counterparties
BAC has reinsurance contracts with third-party registered reinsurers and one third-party unregistered reinsurer with a total exposure of $169 million at December 31, 2021 (2020 – $190 million). To manage counterparty risk, reinsurance transactions are limited to an approved list of reinsurers with concentration limits to any single reinsurer.
Under the reinsurance contracts with third-party unregistered reinsurers, highly rated assets are required to be pledged to the Company to fully support the ceded reserves. The Company maintains a valid and enforceable security interest that has priority over any other security interest in the collateral. In the event of default by the reinsurer, the Company has the right to liquidate or take legal possession of these assets, in a timely manner.
As at December 31, 2021, the credit ratings of the reinsurers are A+ (2020 - A+).
NER Ltd. and NER SPC have reinsurance contracts with third-party cedants with a total exposure of $6,253 million at December 31, 2021 (2020 – $Nil).
As at December 31, 2021, the credit ratings of the third-party cedants are A- or higher.

5.Impaired Assets
The Company reviews all reinsurance assets at each reporting date and determined that there was no evidence of impairment as at December 31, 2021 and 2020.
c.Liquidity risk
Liquidity risk is the risk that the Company will not be able to raise the necessary funds, at the appropriate time, to meets its financial liabilities.
Cash outflows primarily consist of benefit payments to policyholders and to a lesser extent, operating expenses and settlement of derivative contracts.
The following table sets out the expected maturity profile of the Company’s financial liabilities:

AS AT DEC.31, 2021 US$ MILLIONS	Within 1 year	1-3 years	4-5 years	Over 5 years	Total
Accounts payable and other	$65	$—	$—	$—	$65
Due to related party	467	—	—	—	467
Reinsurance payable	21	14	15	25	75
Corporate borrowings	656	37	—	—	693
Insurance reserves	368	769	792	6,568	8,497
Deferred revenue	4	7	7	64	82
Liabilities of structured entities	—	—	—	167	167
Funds withheld liabilities	12	—	—	—	12
Total	$1,593	$827	$814	$6,824	$10,058

AS AT DEC.31, 2020 US$ MILLIONS	Within 1 year	1-3 years	4-5 years	Over 5 years	Total
Accounts payable and other	$5	$1	$—	$—	$6
Insurance reserves	21	85	85	1,148	1,339
Funds withheld liabilities	12	—	—	—	12
Total	$38	$86	$85	$1,148	$1,357
To manage liquidity risk, the Company as part of its ALM framework, purchases assets to support the liabilities under its insurance contracts. The effective and key rate duration of these investments are constructed to closely match those of the annuity policy liabilities. The Company has established liquidity risk tolerances and operational targets that are closely monitored. Stress testing is conducted to ensure that there are sufficient liquid assets at all times to meet obligations.
In addition, the company has a credit agreement with Brookfield Asset Management as lender, providing for a three-year $200 million revolving credit facility, and an agreement for a $150 million third-party revolving credit facility. As at December 31, 2021 there was $nil drawn on the Brookfield Credit Agreement (December 31, 2020 – $Nil), and $37 million drawn on the third-party revolving credit facility (December 31, 2020 – $Nil).

In addition, a subsidiary of the the Company has access to a CAD$150 million repurchase agreement (2020 - CAD$150 million). As at December 31, 2021, there were no amounts outstanding under the repurchase agreement (2020 – $Nil).

d.Insurance risk
PRT
Insurance risk is the risk that actual experience related to benefit payments and expenses does not emerge as expected. The Company is primarily exposed to longevity risk.
Longevity risk is the risk that mortality experience occurs at lower rates than that assumed at the time of pricing which exposes the Company to benefit payments that will be paid for longer periods than anticipated.
Longevity assumptions are derived by adjusting a base mortality table and applying mortality multipliers that vary by plan based on factors established at the time of pricing. These factors take into consideration the characteristics of the annuitants including but not limited to gender, age, job description, latest known salary, geography, and pension amount. These characteristics are further analyzed using a supporting database of over 500,000 Canadian pensioner lives. The data is comprised of a diverse range of survival patterns reflective of the recent past. Models generated from this data are mapped into curves which can then be applied for analysis on an annuitant basis. Further, the Company monitors views and research published by governments, industry and academia on the factors influencing mortality changes and maintains longevity assumptions that are consistent with emerging trends.
These inputs and analytics support the Company’s assessment of longevity risk.
To reduce longevity risk within our PRT business, the Company enters into longevity reinsurance transactions with third party reinsurers. Under these contracts, the Company commits to pay the reinsurers a schedule of fixed payments relating to a proportion of defined blocks of policyholder benefits. In return, the reinsurers reimburse the actual cost of their proportion of benefit expenses on those blocks to the Company. As at December 31, 2021, the Company has entered into longevity reinsurance contracts and has reinsured approximately 71% of its longevity risk (2020 – 54%).
The following table shows the sensitivity to changes in longevity risk. These sensitivities reflect the impact of any applicable ceded reinsurance arrangements.

	Mortality Rate		Mortality Improvement
AS AT DEC. 31, 2021 US$ MILLIONS	5% Increase	5% Decrease	50% Increase	50% Decrease
Impact on comprehensive income	$10	$(9)	$(12)	$13

	Mortality Rate		Mortality Improvement
AS AT DEC. 31, 2020 US$ MILLIONS	5% Increase	5% Decrease	50% Increase	50% Decrease
Impact on comprehensive income	$6	$(6)	$(8)	$8
Reinsurance
NER SPC reinsures fixed indexed annuity products only. Generally, the assumptions that are the most sensitive for fixed indexed annuity products are changes to investment yields, utilization rates, partial withdrawal rates, lapse rates and mortality. However, our reserves are less sensitive to changes in assumption at this point in time considering the mechanics of our reserving process.

At treaty inception, projected base contract cash flows are bifurcated into two parts: a host liability that reserves for contractually guaranteed payments and an embedded derivative that represents the value of payments in excess of guarantees; for the current treaty, the host liability makes up the vast majority of the reserve liability. The host liability after inception is calculated using an effective yield approach based on a host accrual rate that equates the present value of actual and projected future guaranteed benefit payments to the initial host liability. The host accrual rate is revised as experience emerges, actual cash flows replace projected, and best estimate assumptions about the future are updated. Given this financial year end is only six months following treaty inception, the impact of rolling forward at a different accrual rate recalibrated from changing assumptions is minimized by the short period.

Investment yield risk is a shift in market interest rates associated with investment fixed income instruments. The embedded derivative, measured at fair value, is most sensitive to investment yields as this directly affects its discount rate.

The following table shows the impact on the overall liability to changes in mortality (as described in PRT sensitivity) and changes to investment yields:

	Mortality Rate		Yield
AS AT DEC. 31, 2021 US$ MILLIONS	10% Increase	10% Decrease	50 bps Increase	50 bps Decrease
Impact on comprehensive income	$(1)	$1	$(11)	$12
e.Operational risk
Operational risk is the potential for loss resulting from inadequate or failed internal processes, people and systems, or from external events. The Company’s internal control processes are supported by the maintenance of a risk register and independent internal audit review. The risk of fraud is managed through a number of processes including background checks on staff on hire, annual code of conduct confirmations, anti-bribery training and segregation of duties.
The Company has significant outsourcing arrangements in respect of pension administration and other functions. These arrangements are subject to agreements with formal service levels, operate within agreed authority limits and are subject to regular review by senior management. Material outsourcing arrangements are approved and monitored by the Board.
Disaster recovery and business continuity plans have also been established to manage the Company’s ability to operate under adverse conditions.
f.Regulatory risk
Regulatory risk stems principally from the risk of changes to the regulatory environment in which the Company operates. To manage this risk, the Company seeks to a have a regular dialogue with regulators to ensure compliance. Furthermore, senior management participates in industry groups and professional bodies to stay apprised of regulatory changes.

NOTE 13. CORPORATE BORROWINGS
The Company and its subsidiaries have bilateral revolving credit facilities backed by global banks. The total available amount on the credit facilities is $150 million. The credit facilities are available in U.S. and Canadian dollars and advances under the credit facilities bear interest at the specified LIBOR, CDOR, or bankers’ acceptance rate plus a spread. The credit facilities have a maturity date of June 28, 2024. As at December 31, 2021, $37 million was drawn on the bilateral credit facilities.
In addition, the Company has a 364-day revolving credit facility for the purpose of temporarily warehousing investments that will ultimately be transferred into our insurance investment portfolios in the near term. The facility borrowings are secured by the underlying investments related to the credit facility drawings. As at December 31, 2021, $656 million was drawn.
The facilities require the Company to maintain a minimum net worth covenant. At at December 31, 2021, the Company was in compliance with its financial covenants.
The Company also has a revolving credit facility with Brookfield Asset Management, as described in Note 1(b)(v) that as at December 31, 2021 permitted borrowings of up to $200 million. As at December 31, 2021, there were no amounts drawn on the facility.
NOTE 14. OPERATING EXPENSES
Operating expenses include the following:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2021	2020	2019
Salaries and benefits expense	$10	$3	$3
Professional services	18	2	2
Software	2	1	1
Sales and capital taxes	1	—	—
Licenses and fees	1	—	—
Other	3	—	—
Total operating expenses	$35	$6	$6
NOTE 15. INCOME TAXES
Income taxes are recognized for the amount of taxes payable by the Company’s corporate subsidiaries and for the impact of deferred income tax assets and liabilities related to such subsidiaries.
The Company's income tax expense is as follows:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2021	2020	2019
Current tax:
Current tax on profits for the year	$—	$1	$—
Adjustments in respect of prior years	—	—	$—
Total current tax expenses	—	1	—
Deferred tax:
Origination and reversal of temporary differences	2	—	—
Total deferred tax expenses	2	—	—
Total income tax expense	$2	$1	$—
The below reconciliation has been prepared using a statutory income tax rate for jurisdictions where the Company’s subsidiaries operate.

The Company’s income tax expense is reconciled as follows:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2021	2020	2019
Net (loss) income before income tax	$(42)	$2	$6
Income tax at statutory tax rate	(11)	1	2

Tax effect of:
International operations subject to different tax rates	13	—	—
Derecognition (Recognition) of deferred tax assets	—	—	(2)

Total income tax expense	$2	$1	$—
The Company’s effective tax rate is different from the Company’s statutory income tax rate due to the following differences set out below:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2021	2020	2019
Statutory income tax rate	26.5%	26.5%	26.5%
Increase (reduction) in rate resulting from:
International operations subject to different tax rates	(30.9)%	15.9%	—%
Derecognition (recognition) of deferred tax assets	—%	—%	(24.7)%
Other	—%	(13.0)%	0.7%
Effective income tax rate	(4.4)%	29.4%	2.5%
The gross movement on the deferred tax asset is as follows:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2021	2020
Deferred tax asset, beginning of year	$—	$—
Tax booked to income statement	(2)	—
Tax booked to balance sheet	2	—
Tax booked to equity	20	—
Deferred tax assets, end of year	$20	$—

AS AT DEC. 31 US$ MILLIONS	2021	2020
Non-capital loss carryforwards	$18	$—
Tax credit carryforwards	2	—
Deferred tax asset	$20	$—
Deferred tax asset recognized relates to non-temporary differences relating to non-capital loss carryforwards and tax credit carryforwards. The Company evaluates the deferred tax asset based on, amongst other factors, historical operating results, expectation of future profitability, and the duration of the applicable statutory carryforward periods for tax attributes. Based on the evaluation of the deferred tax assets as of December 31, 2021, the Company determined that the deferred tax assets would be realized within the applicable statutory carryforward period.

NOTE 16. EARNINGS PER SHARE
Basic and diluted earnings per class C share for the year ended December 31, 2021 have been calculated using the weighted average number of class C shares outstanding of 19,903,823, and represent the class C shares outstanding for the period of June 28, 2021 to December 31, 2021.
The components of basic and diluted earnings per share are summarized in the following table:

FOR THE YEAR ENDED DEC. 31 2021 US$ MILLIONS	2021
Net loss for the year	$(44)
Attributable to:
Brookfield Asset Management Inc.	5
Class A exchangeable and Class B shareholders	3
Class C shareholders	(52)
Earnings per share per class C share - basic and diluted	$(2.58)
NOTE 17. RELATED PARTY TRANSACTIONS
In the normal course of operations, the Company entered into the transactions below with related parties.
a)Spin-off related transactions
On April 13, 2021 Brookfield US Holdings Inc. ("BUSHI"), a wholly-owned-subsidiary of Brookfield Asset Management, loaned $10 million to BAM Re Holdings as a non-interest bearing USD denominated demand note. The amount was fully repaid upon completion of the spin-off.
On June 18, 2021, Burgundy Acquisitions I Ltd. (“Burgundy”), a wholly-owned subsidiary of Brookfield Asset Management, sold its 9.1 million common shares of AEL Holdings to NER SPC for fair market value of $291 million.
On June 18, 2021, Brookfield Annuity Holdings Inc. (“BAH”) sold its ordinary shares of NER SPC to BAM Re Holdings for fair market value consideration of $5 million. The transaction represents a common control transaction and is recorded at NER SPC’s historical carrying value, net of amounts due to related parties, of $5 million. Subsequently, BAH declared and executed a $5 million return of capital on its common shares to Brookfield Asset Management.
On June 18, 2021, BAM Re loaned $25 million to Brookfield International Holdings Inc. (“BIHI”), a wholly-owned subsidiary of Brookfield Asset Management, in exchange for the issuance by BIHI of a demand note in the amount of $25 million.
On June 18, 2021, Brookfield Asset Management advanced cash of $30 million via a non-interest bearing, USD denominated promissory note to the Company. This amount was fully repaid with proceeds of the Spin-off.

On June 24, 2021, Brookfield Asset Management transferred $151 million to the Company in exchange for 3,582,510 BAM Re Class C Non-Voting Shares.
On June 24, 2021, the Company acquired all of the issued and outstanding shares of BAH from its sole shareholder, Brookfield Asset Management, for total consideration of $111 million. The transaction represents a common control transaction and is recorded at BAH’s historical carrying value, net of amounts due to related parties, of $110 million.

On June 24, 2021, Brookfield Asset Management sold its limited partnership and general partnership interest in Brookfield Reinsurance Investments L.P. (“BRILP”) to BAM Re Holdings for cash consideration of $40 million. The transaction represents a common control transaction and is recorded at BRILP’s historical carrying value, net of amounts due to related parties, of $43 million.
b)BAM Re agreements
As described in Note 1(b)(iv), Brookfield Asset Management provided to the Company an equity commitment in the amount of $2 billion to fund future growth, which the Company may draw on from time to time. As of December 31, 2021, there was no amount drawn under the equity commitment.
As described in Note 1(b)(v), as of December 31, 2021, there were no amounts drawn on the credit facilities under the Brookfield Credit Agreement.
As described in Note 1(b)(vi), the Company entered into the Support Agreement on June 28, 2021. The base fee for the year ended December 31, 2021 was $Nil .
As described in Note 1(b)(vii), the Company entered into the Rights Agreement on June 28, 2021. The base fee for the year ended December 31, 2021 was $Nil .
As described in Note 1(b)(viii), the Company entered into the Administration Agreement on June 28, 2021. The base fee for the year ended December 31, 2021 was $0.4 million.
As described in Note 1(b)(ix), the Company entered into an Investment Management Agreement with Brookfield Asset Management on June 28, 2021. The base investment management fee for the year ended December 31, 2021 was $4.1 million.
As described in Note 1(b)(x), the Company entered into the Brookfield Licensing Agreement on June 28, 2021. The base fee for the year ended December 31, 2021 was $Nil.
c)Other related party transactions
On March 10, 2020, BAC entered into a lease arrangement with Brookfield Properties (Canada) Inc. (“BPO”), a related party of Brookfield Asset Management. The lease arrangement was conducted in the normal course of operations and on market terms. The amount paid to BPO for the leased office facilities and building maintenance for the year ended December 31, 2021 totaled $0.4 million (December 31, 2020 - $0.2 million). As at December 31, 2021, lease liabilities relating to this arrangement were $1 million.

BAC entered into outsourcing arrangements with Brookfield Asset Management related to information technology, investment fund management, building maintenance, and internal audit services. The amount paid to Brookfield Asset Management for these services for the year ended December 31, 2021 totaled $0.3 million (December 31, 2020 – $0.4 million). Amounts due to Brookfield Asset Management related to outsourcing arrangements at December 31, 2021 totaled $0.5 million (2020 – $Nil).

During the year, BAC issued group annuity policies of $5 million with certain of Brookfield Asset Management's subsidiaries and collected all the premiums. Premiums, gross benefits and insurance contract liabilities with related parties are accounted for in the same manner as those with unrelated parties in the financial statements.
On March 29, 2021, the Company’s parent, BAM, transferred $79 million of deductions related to Part VI.1 tax at a cost of $0.99 per $1.00 of tax savings. The total value of tax deductions acquired was $20 million dollars. In exchange, the Company paid cash of $20 million.

During the year, subsidiaries of the Company purchased investments of $0.9 billion from Brookfield Asset Management and its subsidiaries, from which net investment income of $5 million was recognized in the Combined Consolidated Statements of Operations. Investment transactions with related parties are accounted for in the same manner as those with unrelated parties in the financial statements.
On October 8, 2021, BIHI provided a $377 million interest-bearing loan to NER SPC. NER SPC used the loan to finance the excess reserve capital associated with the reinsurance transaction that closed in October. The loan is expected to be repaid with third-party financing arrangements within the next year.

The Company had $64 million of cash on deposit with wholly-owned subsidiaries of Brookfield Asset Management as at December 31, 2021. During the year, the Company drew on approximately $742 million of the deposit to fund new reinsurance and PRT transactions, as well as various investments.

NOTE 18. SEGMENT REPORTING
Effective in the fourth quarter of 2021, the Company's operations are organized into two operating segments: Reinsurance and PRT. These segments are regularly reviewed by the CODM for the purpose of allocating resources to the segment and to assess its performance. Prior to this, operations were attributable to one segment: Insurance. During the fourth quarter, management entered into significant reinsurance arrangements and thus, reporting to the CODM was changed. The prior year results have been restated to reflect this change.
The key measure used by the CODM in assessing performance and in making resource allocation decisions is Distributable Operating Earnings ( "Distributable Operating Earnings", or "DOE").
Distributable Operating Earnings is calculated as net income excluding the impact of depreciation and amortization, income taxes, income from equity accounted investments, mark-to-market on hedging items, breakage and transaction costs, and is inclusive of our proportionate share of adjusted earnings from our investments in associates. DOE allows the CODM to evaluate the Company’s segments on the basis of return on invested capital generated by its operations and allows the Company to evaluate the performance of its segments
The tables below provide each segment’s results in the format that the CODM reviews its reporting segments to make decisions and assess performance.

FOR THE YEAR ENDED DEC. 31, 2021 US$ MILLIONS	Reinsurance[1]	Pension Risk Transfer[2]	Total
Net premiums	$6,190	$1,016	$7,206
Interest revenue	2	55	57
Other net investment income, including funds withheld	125	(56)	69
Segment revenues	6,317	1,015	7,332
Proportionate share of equity accounted investment adjusted earnings	8	—	8
Benefits paid on insurance contracts, net	(220)	(72)	(292)
Changes in insurance reserves, net	(6,060)	(920)	(6,980)
Other reinsurance expenses	(19)	—	(19)
Operating expenses excluding transactions costs	(6)	(12)	(18)
Interest expense	(7)	—	(7)
Segment DOE	13	11	24
Corporate expenses			(8)
Income tax expense			(2)
Transaction costs			(8)
Net hedging expenses			(59)
Other activities			9
Net loss			$(44)

1.Net premiums in our Reinsurance segment are attributed to insurance contracts assumed from other companies.
2.Net premiums in our PRT segment include $1 million of insurance contracts ceded to other counterparties.

FOR THE YEAR ENDED DEC. 31, 2020 US$ MILLIONS	Reinsurance	Pension Risk Transfer[1]	Total
Net premiums	$—	$430	$430
Interest revenue		30	30
Other net investment income, including funds withheld	—	54	54
Segment revenues	—	514	514
Benefits paid on insurance contracts, net	—	(39)	(39)
Changes in insurance reserves, net	—	(468)	(468)
Other reinsurance expenses	—	—	—
Operating expenses excluding transactions costs	—	(6)	(6)
Segment DOE			1
Net income			$1

1.Net premiums in our PRT segment include $1 million of insurance contracts ceded to other counterparties.

FOR THE YEAR ENDED DEC. 31, 2019 US$ MILLIONS	Reinsurance	Pension Risk Transfer[1]	Total
Net premiums	$—	$325	$325
Interest revenue		20	20
Other net investment income, including funds withheld	—	37	37
Segment revenues	—	382	382
Benefits paid on insurance contracts, net	—	(25)	(25)
Changes in insurance reserves, net	—	(345)	(345)
Operating expenses excluding transactions costs	—	(6)	(6)
Segment DOE			6
Net income			$6

1.Net premiums in our PRT segment include $179 million of insurance contracts ceded to other counterparties.
Our Reinsurance business is focused primarily on the reinsurance of annuity-based products and transacts with direct insurers and other reinsurers.
Our PRT business is focused on the transfer of pension plan liabilities from corporate sponsors, and all premium revenues recorded for the years ended December 31, 2021, 2020 and 2019 were from Canadian counterparties.
Total premium revenues recorded within our Reinsurance segment for the year ended December 31, 2021 were from transactions with two United States ceding companies and represented 63% and 22% of total premium revenues, respectively.
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, liabilities and common equity attributable to each segment.

AS AT DEC. 31, 2021 US$ MILLIONS	Reinsurance	Pension Risk Transfer	Other[1]	Total
Assets, excluding equity accounted investments	$7,577	$2,473	$1,099	$11,149
Equity accounted investments	344	—	—	344
Liabilities	6,803	2,269	986	10,058
Common equity	1,118	204	113	1,435

AS AT DEC. 31, 2020 US$ MILLIONS	Reinsurance	Pension Risk Transfer	Other[1]	Total
Assets, excluding equity accounted investments	$—	$1,440	$—	$1,440
Equity accounted investments	—	—	—	—
Liabilities	—	1,357	—	1,357
Common equity	—	83	—	83

AS AT DEC. 31, 2019 US$ MILLIONS	Reinsurance	Pension Risk Transfer	Other[1]	Total
Assets, excluding equity accounted investments	$—	$927	$—	$927
Equity accounted investments	—	—	—	—
Liabilities	—	861	—	861
Common equity	—	66	—	66
1. Other represents assets, liabilities and common equity attributable to other activities that do not constitute a segment.

The geography of the Company's non-current assets are broken down as follows:

AS AT DEC. 31 US$ MILLIONS	2021	2020	2019
United States of America	$1,121	$—	$—
Canada	3	2	—
Cayman Islands	1	—	—
Bermuda	1	—	—
Total non-current assets	$1,126	$2	$—
NOTE 19. FINANCIAL COMMITMENT
As at December 31, 2021, subsidiaries of the Company had loan commitment agreements with third parties to the maximum of $463 million exclusive of taxes and other operating expenses (2020 - $15 million). As at December 31, 2021, $81 million was loaned (2020 - $10 million). The amount were recognized as loans and receivables and unrated bonds.
As at December 31, 2021, BAC had undiscounted lease liabilities of $1 million which are within one to three years.
NOTE 20. CAPITAL MANAGEMENT
Capital management is the on-going process of determining and maintaining the quantity and quality of capital appropriate to take advantage of the Company’s growth opportunities, to support the risks associated with the business and to optimize shareholder returns while fully complying with the regulatory capital requirements.
The Company takes an integrated approach to risk management that involves the Company’s risk appetite and capital requirements. The enterprise risk management framework includes a capital management policy that describes the key processes related to capital management. The capital management policy is reviewed at least annually and approved by the Board of Directors. The operating capital levels are determined by the Company’s risk appetite and Own Risk and Solvency Assessment (“ORSA”). Furthermore, stress techniques that include the Financial Conditions Testing (“FCT”) are used to evaluate the Company’s capital adequacy under sustained adverse scenarios.
BAC is subject to Life Insurance Capital Adequacy Test (“LICAT”) as determined by OSFI. The LICAT ratio compares the regulatory capital resources of a company to its Base Solvency Buffer or required capital. The total capital resources are provided by the sum of Available Capital, Surplus Allowance and Eligible Deposits.
NER SPC is required to follow Risk Based Capital (“RBC”) requirements based on guidelines of the National Association of Insurance Commissioners (“NAIC”). RBC is a method of measuring the level of capital appropriate for an insurance company to support its overall business operations, in light of its size and risk profile. It provides a means of assessing capital adequacy, where the degree of risk taken by the insurer is the primary determinant.
NER Ltd. is required to maintain minimum statutory capital and surplus equal to the greater of a minimum solvency margin and the enhanced capital requirement as determined by the Bermuda Monetary Authority ("BMA"). The Enhanced Capital Requirement ("ECR") is calculated based on the Bermuda Solvency Capital Requirement model, a risk-based model that takes into account the risk characteristics of different aspects of the company's business.
The Company has determined that it is in compliance with all the capital requirements as at December 31, 2021 and December 31, 2020.

NOTE 21. SUPPLEMENTARY INSURANCE INFORMATION
The following table presents supplementary information for our two reportable segments:

Reinsurance

AS AT AND FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2021	2020	2019
Insurance reserves	$6,254	$—	$—
Deferred acquisition costs	776	—	—
Net investment income on reserve assets	47	—	—
Benefit expenses	220	—	—
Gross premiums	6,190	—	—
Amortization of deferred acquisition costs and other	1	—	—

Pension Risk Transfer

AS AT AND FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2021	2020	2019
Insurance reserves	$2,243	$1,339	$856
Reinsurance assets	169	190	197
Net investment income on reserve assets	(3)	82	56
Benefit expenses	90	63	39
Benefit expenses ceded	(18)	(25)	(14)
Gross premiums	1,017	431	504
Ceded premiums	(1)	(1)	(179)

NOTE 22. SUBSEQUENT EVENTS
On January 7, 2022, the Company announced that it has purchased an additional 6,775,000 shares of common stock of AEL Holdings, bringing its total combined equity interest in AEL Holdings to approximately 16%. The Company acquired the additional shares issued from treasury at a price of $37.33 per share, being AEL Holdings’s adjusted book value as of September 30, 2021, for total consideration of approximately $253 million.

On March 9, 2022, the Company’s credit agreement with Brookfield Asset Management was increased to $400 million. As at the date of these financial statements, there were no amounts drawn on the credit facility

COMBINED CONDENSED FINANCIAL STATEMENTS OF
BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD.
(PARENT COMPANY)

All operating activities of Brookfield Asset Management Reinsurance Partners Ltd. (the “Parent Company”) are conducted by its operating subsidiaries, Brookfield Annuity Company (“BAC”), North End Re Ltd. ("NER Ltd.") and North End Re (Cayman) SPC (“NER SPC”). The Parent Company holds a direct 100% ownership interest in BAM Re Holdings Ltd. (“BAM Re Holdings”), which holds the Parent Company’s interest in its operating subsidiaries. The Parent Company is a holding company that does not conduct any substantive business operations and does not have any assets other than cash and cash equivalents and investments in its subsidiaries. The operating subsidiaries are regulated insurance companies and therefore have restrictions on the ability to pay dividends, loan funds and make other upstream distributions to the Parent Company without prior approval by local regulators.
These Combined Condensed Parent Company financial statements have been prepared using the same accounting principles and policies described in the notes to the Combined Consolidated Financial Statements. Refer to the consolidated financial statements and notes presented above for additional information and disclosures with respect to these combined condensed financial statements.

PARENT COMPANY INFORMATION
BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD.
SCHEDULE I – COMBINED CONDENSED STATEMENTS OF FINANCIAL POSITION

AS AT DEC.31 US$ MILLIONS	2021	2020
Assets
Cash and cash equivalents	$25	$—
Investments in subsidiaries	1,415	83
Total assets	$1,440	$83

Liability
Accounts payable and accrued liabilities	$1	$—
Due to related party	4	—
Total liabilities	5	—

Equity
Share capital	1,499	78
Accumulated (deficit) surplus	(48)	1
Accumulated other comprehensive (loss) income	(16)	4
Total equity	1,435	83
Total liabilities and equity	$1,440	$83
The accompanying notes to the combined condensed financial statements are an integral part of these financial statements.

PARENT COMPANY INFORMATION
BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD.
SCHEDULE I – COMBINED CONDENSED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DEC.31 US$ MILLIONS	2021	2020	2019
(Loss) income of equity method investments	$(41)	$1	$6
Operating expenses	(3)	—	—
Net (loss) income	$(44)	$1	$6
The accompanying notes to the combined condensed financial statements are an integral part of these financial statements.

PARENT COMPANY INFORMATION
BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD.
SCHEDULE I – COMBINED CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DEC.31 US$ MILLIONS	2021	2020	2019
Net (loss) income	$(44)	$1	$6
Other comprehensive (loss) income	(15)	3	3
Comprehensive (loss) income	$(59)	$4	$9
The accompanying notes to the combined condensed financial statements are an integral part of these financial statements.

PARENT COMPANY INFORMATION
BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD.
SCHEDULE I – COMBINED CONDENSED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DEC.31 US$ MILLIONS	Share Capital	Accumulated Surplus (Deficit)	Accumulated Other Comprehensive Income (loss)	Total
Balance as at January 1, 2021	$78	$1	$4	$83
Net income (loss)	—	(44)	—	(44)
Other comprehensive income (loss)	—	—	(15)	(15)
Comprehensive income (loss)	—	(44)	(15)	(59)
Equity issuances	1,424	—	—	1,424
Return of capital	(3)	—	—	(3)
Common control transaction adjustment	—	(5)	(5)	(10)
Balance as at December 31, 2021	$1,499	$(48)	$(16)	$1,435

Balance as at January 1, 2020	$65	$—	$1	$66
Net income (loss)	—	1	—	1
Other comprehensive income (loss)	—	—	3	3
Comprehensive income (loss)	—	1	3	4
Equity issuances	13	—	—	13
Balance as at December 31, 2020	$78	$1	$4	$83

Balance as at January 1, 2019	$60	$(6)	$(2)	$52
Net income (loss)	—	6	—	6
Other comprehensive income (loss)	—	—	3	3
Comprehensive income (loss)	—	6	3	9
Equity issuances	5	—	—	5
Balance as at December 31, 2019	$65	$—	$1	$66
The accompanying notes to the combined condensed financial statements are an integral part of these financial statements.

PARENT COMPANY INFORMATION

BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD.
SCHEDULE I – COMBINED CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2021	2020	2019
Operating activities
Net (loss) income	$(44)	$1	$6
Non-cash items affecting net income
Equity in undistributed earnings of subsidiaries	41	(1)	(6)
Changes in non-cash balances related to operations
Changes in working capital	5	—	—
Cash from operating activities	2	—	—
Investing activities
Investments in shares of subsidiaries	(1,475)	(13)	(5)
Cash used in investing activities	(1,475)	(13)	(5)
Financing activities
Issuance of equity	1,501	13	5
Return of capital	(3)	—	—
Cash from financing activities	1,498	13	5
Cash and cash equivalents
Cash and cash equivalents, beginning of year	—	—	—
Net change during the year	25	—	—
Cash and cash equivalents, end of year	$25	$—	$—
The accompanying notes to the combined condensed financial statements are an integral part of these financial statements.

PARENT COMPANY INFORMATION
BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD.
SCHEDULE I – NOTES TO THE COMBINED CONDENSED FINANCIAL STATEMENTS
NOTE 1. BASIS OF PRESENTATION
Brookfield Asset Management Reinsurance Partners Ltd. (the “Parent Company”) is a holding company that conducts all of its business operations through its subsidiaries. The Parent Company holds a direct 100% ownership interest in BAM Re Holdings Ltd., which holds the Parent Company’s interest in its operating subsidiaries, Brookfield Annuity Company (“BAC”), North End Re Ltd. ("NER Ltd.") and North End Re (Cayman) SPC (“NER SPC”).
The Parent Company is a Bermuda corporation incorporated on December 10, 2020 and governed by the laws of Bermuda. The Parent Company was established to become a reinsurance business focused on providing capital-based solutions to insurance companies and their stakeholders, and through its operating subsidiaries, acts as a direct issuer of pension risk transfer products for pension plan sponsors and provides annuity-based reinsurance products to insurance and reinsurance companies.
The Parent Company has accounted for the earnings of its subsidiaries under the equity method in these unconsolidated combined condensed financial statements.
The comparatives reflect the financial information of Brookfield Annuity Holdings Inc. (“BAH”), the predecessor of our Parent Company for financial reporting purposes, as at December 31, 2020 and for the years ended December 31, 2020 and 2019.
No dividends have been received from any of our subsidiaries in the past three years.
NOTE 2. COMMITMENTS AND CONTINGENCIES
The Parent Company has guaranteed the borrowings on the revolving bi-lateral credit facilities entered into by its subsidiaries. The total revolving credit facilities size is $150 million, and as at December 31, 2021, the subsidiaries had drawn $37 million. The Parent Company has no other material commitments or contingencies during the reported periods.