Form 20-F
period 2022-12-31
Brookfield Reinsurance Ltd.
filed 2023-03-31
CIK 1837429

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F
☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR
☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 001-40509
BROOKFIELD REINSURANCE LTD.
(Exact name of Registrant as specified in its charter)
Bermuda
(Jurisdiction of incorporation or organization)
Ideation House, First Floor
94 Pitts Bay Road
Pembroke, HM08
Bermuda
+1 (441) 405-7811
(Address of principal executive offices)
Anna Knapman-Scott
Ideation House, First Floor
94 Pitts Bay Road
Pembroke, HM08
Bermuda
+1 (441) 405-7811
bnre.enquiries@brookfield.com
(Name, telephone, e-mail and/or facsimile number and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Class	Trading Symbol(s)	Name of each exchange on which registered
Class A Exchangeable Limited Voting Shares	BNRE	New York Stock Exchange, Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

9,594,989 Class A Exchangeable Limited Voting Shares, 24,000 Class B Limited Voting Shares, 40,934,623 Class C Non-Voting Shares, 98,351,547 Class A Junior Preferred Shares, Series 1 and 2,108,733 Class A Junior Preferred Shares, Series 2 as of December 31, 2022
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐  No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐  No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “accelerated filer”, “large accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer	☒	Non-accelerated Filer	☐
			Emerging growth company	☐
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

TABLE OF CONTENTS
(continued)
- ii -

INTRODUCTION AND USE OF CERTAIN TERMS
Unless otherwise specified, information provided in this annual report on Form 20-F (this “Form 20-F”) is as of December 31, 2022. Unless the context requires otherwise, when used in this Form 20-F, the terms “we”, “us”, “our”, or the “company” means Brookfield Reinsurance Ltd. (formerly Brookfield Asset Management Reinsurance Partners Ltd.) together with all of its subsidiaries and the term “Brookfield” means Brookfield Corporation (formerly Brookfield Asset Management Inc.), its subsidiaries and controlled companies, including, unless the context otherwise requires, Brookfield Asset Management Ltd., and any investment fund sponsored, managed or controlled by Brookfield Corporation or its subsidiaries, and does not, for greater certainty, include us or Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC and its subsidiaries.
Unless otherwise noted or the context suggests otherwise, references to:
“Administration Agreement” means the amended and restated administration agreement between our company and Brookfield Corporation dated August 5, 2022;
“AEILIC” means American Equity Investment Life Insurance Company;
“AEL Holdings” means American Equity Investment Life Holding Company;
“AEL Investment Agreement” means the Investment Agreement dated as of October 17, 2020, between Brookfield Corporation, AEL Holdings and Burgundy Acquisitions I Ltd.;
“Affiliated Rate Schedule” has the meaning ascribed thereto under Item 7.B “Related Party Transactions — Conflicts of Interest”;
"Affiliated Services” has the meaning ascribed thereto under Item 7.B “Related Party Transactions — Conflicts of Interest”;
“American National” means American National Group, LLC;
“ANICO” means American National Insurance Company;
“Argo Group” means Argo Group International Holdings, Ltd.;
“Argo Group Acquisition” means the definitive merger agreement to acquire Argo Group at a price of $30 per share, for total consideration of approximately $1.1 billion;
“Asset Management Company” means Brookfield Asset Management ULC, which is owned 75% by Brookfield Corporation and 25% by Brookfield Asset Management;
“ASU” means the accounting standards update issued by the FASB;
“ASU 2018-12” means Accounting Standards Update No. 2018-12, Financial Services-Insurance (Topic 944) - Targeted Improvements to the Accounting for Long-Duration Contracts;
“Audit Committee” has the meaning ascribed thereto under Item 6.C “Board Practices — Audit Committee”;
“Awards” has the meaning ascribed thereto under Item 6.B “Compensation — Executive Compensation — Cash Bonus and Long-Term Incentive Plans”;
“BAC” means Brookfield Annuity Company;

“BEAT” has the meaning ascribed thereto under Item 3.D “Risk Factors — Risks Relating to Taxation — U.S. Tax Risks — The U.S. federal base erosion and anti-abuse tax may significantly increase our tax liability”;
“BEPS” has the meaning ascribed thereto under Item 3.D “Risk Factors — Risks Relating to Taxation — General Tax Risks — Our aggregate tax liability and effective tax rate could be adversely affected in the future by changes in the tax laws of the countries in which we operate, including as a result of ongoing efforts by the member countries of the Organisation for Economic Co-operation and Development”;
“Bermuda Act” means the Companies Act 1981 of Bermuda, as amended;
“Bermuda ESA” means the Economic Substance Act 2018 of Bermuda, as amended;
“Bermuda Forum Provision” has the meaning ascribed thereto under Item 3.D “Risk Factors — Risks Relating to the Exchangeable Shares — Our bye-laws designate specific courts in Bermuda as the exclusive forum for certain litigation that may be initiated by our shareholders, which could limit our shareholders’ ability to obtain a desired judicial forum for disputes with us”;
“Bermuda Insurance Act” means the Insurance Act 1978 of Bermuda, as amended;
“Bermuda-U.S. Treaty” means the income tax treaty between Bermuda and the United States;
“BMA” means Bermuda Monetary Authority;
“BNRE Partnership” means BAM Re Partners Trust;
“BNRE Related Account Group” has the meaning ascribed thereto under Item 3.D “Risk Factors — Risks Relating Our Relationship with Brookfield — Our organizational, ownership and operational management structure, and investment management relationship with Brookfield, give rise to conflicts of interest”;
“Brookfield” means Brookfield Corporation (formerly Brookfield Asset Management Inc.), its subsidiaries and controlled companies, including, unless the context otherwise requires, Brookfield Asset Management Ltd., and any investment fund sponsored, managed or controlled by Brookfield Corporation or its subsidiaries, and does not, for greater certainty, include us or Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC and its subsidiaries;
“Brookfield Account” has the meaning ascribed thereto under Item 3.D “Risk Factors — Risks Relating to our Investments — We could suffer losses if our investment strategy is unsuccessful”;
“Brookfield’s Annual Report” means the annual reports of Brookfield Corporation on Form 40-F that are filed from time to time, including the annual report for the fiscal year ended December 31, 2022, which includes Brookfield Corporation’s (a) audited consolidated statements of financial position as of and for each of the two years in the period ended December 31, 2022 and December 31, 2021, together with the report thereon of the independent registered public accounting firm and management’s discussion and analysis as of December 31, 2022 and 2021 and for each of the two years in the period ended December 31, 2022 and 2021 and (b) annual information form for the year ended December 31, 2022 dated March 24, 2023;
“Brookfield Arrangement” means the court approved plan of arrangement of Brookfield Corporation as a result of which (i) Brookfield Asset Management acquired a 25% ownership interest in Asset Management Company (ii) the shareholders of Brookfield Corporation became shareholders of Brookfield Asset Management while retaining their shares of Brookfield Corporation, and (iii) Brookfield Asset Management Inc. changed its name to “Brookfield Corporation”;

“Brookfield Asset Management” means Brookfield Asset Management Ltd.;
“Brookfield Asset Management Class A Shares” means the class A limited voting shares of Brookfield Asset Management Ltd.;
“Brookfield Class A Shares” means the Class A limited voting shares of Brookfield Corporation;
“Brookfield Class B Shares” means the Class B limited voting shares of Brookfield Corporation;
“Brookfield Credit Agreement” or “Credit Agreement” has the meaning ascribed thereto under Item 10.C “Material Contracts — Brookfield Credit Agreement”;
“bye-laws” means the second amended and restated bye-laws of our company adopted by our shareholders on June 24, 2022;
“Captive” has the meaning ascribed thereto under Item 7.B “Related Party Transactions — Conflicts of Interest”;
“Cayman ESA” means the Economic Substance Act 2018 of the Cayman Islands, as amended;
“Cayman Insurance Act” means the Insurance Act, 2010, as amended;
“CCPA” means the California Consumer Privacy Act of 2018;
“CDPA” means the Virginia Consumer Data Protection Act;
“Chair” means the chairperson of the board;
“CIMA” means the Cayman Islands Monetary Authority;
“CISSA” has the meaning ascribed thereto under Item 4.B “Business Overview — Regulatory Framework — Bermuda — Commercial Insurer’s Solvency Self-Assessment”;
“class A exchangeable shares” means our class A exchangeable limited voting shares;
“class A-1 exchangeable shares” means our class A-1 exchangeable non-voting shares;
“Class B Partners” means the senior members of the Partnership, who collectively hold and control all of our company’s outstanding class B shares through the BNRE Partnership;
“class B shares” means our class B limited voting shares;
“class C shares” means our class C non-voting shares;
Code” or “U.S. Internal Revenue Code” means the U.S. Internal Revenue Code of 1986, as amended;
“Committees” means the Audit Committee, Governance and Nominating Committee and Compensation Committee of our company;
“Compensation Committee” has the meaning ascribed thereto under Item 6.C “Board Practices — Compensation Committee”;
“Conflicts Committee” has the meaning ascribed thereto under Item 7.B “Related Party Transactions — Conflicts of Interest”;

“Convention” means the Canada-United States Income Tax Convention of 1980, as amended;
“Conversion Blackout Period” has the meaning ascribed thereto under Item 10.B “Memorandum and Bye-Laws — Class A Exchangeable Shares and Class A-1 Exchangeable Shares — Conversion Right of Holders of Class A-1 Exchangeable Shares”;
“Conversion Notice” has the meaning ascribed thereto under Item 10.B “Memorandum and Bye-Laws — Class A Exchangeable Shares and Class A-1 Exchangeable Shares — Conversion Right of Holders of Class A-1 Exchangeable Shares”;
“Conversion Right” has the meaning ascribed thereto under Item 10.B “Memorandum and Bye-Laws — Class A Exchangeable Shares and Class A-1 Exchangeable Shares — Conversion Right of Holders of Class A-1 Exchangeable Shares”;
“CPA” means the Colorado Privacy Act;
“CRA” means the Canada Revenue Agency;
“Cross Account Group Transactions” has the meaning ascribed thereto under Item 3.D “Risk Factors — Risks Relating Our Relationship with Brookfield — Our organizational, ownership and operational management structure, and investment management relationship with Brookfield, give rise to conflicts of interest”;
“DAC” means deferred policy acquisition costs;
“Dodd-Frank” means the Dodd-Frank Wall Street Reform and Consumer Protection Act (United States);
“DOE” means Distributable Operating Earnings;
“DTC” means the Depository Trust Company;
“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system at www.sec.gov;
“Equity Commitment” has the meaning ascribed thereto under Item 10.C “Material Contracts — Equity Commitment”;
“Equity Commitment Agreement” has the meaning ascribed thereto under Item 10.C “Material Contracts — Equity Commitment”;
“ESG” means environmental, social and governance;
“Exchange Act” means the Securities Exchange Act of 1934 (United States), as amended, and the rules and regulations promulgated from time to time thereunder;
“exchangeable distribution” has the meaning ascribed thereto under Item 10.B “Memorandum and Bye-Laws — Class A Exchangeable Shares and Class A-1 Exchangeable Shares — Distributions”;
“exchangeable shares” means the class A exchangeable shares and/or the class A-1 exchangeable shares, as applicable;
“FASB” means the Financial Accounting Standards Board;
“FATCA” has the meaning ascribed thereto under Item 3.D “Risk Factors — Risks Relating to Taxation — U.S. Tax Risks — We may become subject to U.S. withholding tax under FATCA”;

“FCRA” means the Fair Credit Reporting Act (United States);
“FINRA” means the Financial Industry Regulatory Authority;
“Form 20-F” means this annual report on Form 20-F;
“GDPR” means the European Union’s General Data Protection Regulation;
“GLB” means the Gramm-Leach-Bliley Act (United States);
“Governance and Nominating Committee” has the meaning ascribed thereto under Item 6.C “Board Practices — Governance and Nominating Committee”;
“Healthcare Act” means the Patient Protection and Affordable Care Act of 2010 (United States);
“HIPAA” means the Health Insurance Portability and Accountability Act (United States);
“Holder” has the meaning ascribed thereto under Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations”;
“ICA” means the Insurance Companies Act (Canada);
“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;
“Investment Assets” has the meaning ascribed thereto under Item 10.E “Taxation — Offshore Investment Fund Property”;
“Investment Company Act” means the Investment Company Act of 1940 (United States);
“Investment Management Agreements” has the meaning ascribed thereto under Item 10.C “Material Contracts — Investment Management Agreements”;
“IRS” means the Internal Revenue Service;
“Issued Class A Junior Preferred Shares” means collectively, the Class A Junior Preferred Shares, Series 1 and the Class A Junior Preferred Shares, Series 2 in the capital of the company;
“Junior Preferred Shares” means the class A junior preferred shares and the class B junior preferred shares in the capital of the company;
“LIBOR” means the London Inter-bank Offered Rate;
“Licensing Agreement” has the meaning ascribed thereto under Item 10.C “Material Contracts — Licensing Agreement”;
“NAIC” means the National Association of Insurance Commissioners;
“NEOs” has the meaning ascribed thereto under Item 6.B “Compensation — Executive Compensation”;
“NER Ltd.” means North End Re Ltd., a Bermuda exempted company;
“NER SPC” means North End Re (Cayman) SPC, a Cayman Islands exempted company registered as a segregated portfolio company;

“Non-Resident Holder” has the meaning ascribed thereto under Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations — Taxation of Holders not Resident in Canada”;
“North End Re” means, collectively, NER Ltd. and NER SPC;
“NYDFS” means the New York Department of Financial Services;
“NYSE” means the New York Stock Exchange;
“Oaktree” means Oaktree Capital Group, LLC together with its affiliates;
“OBCA” means the Business Corporations Act (Ontario);
“OECD” means Organisation for Economic Co-operation and Development;
“OFAC” means the Office of Foreign Assets Control;
“OIFP Rules” has the meaning ascribed thereto under Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations — Offshore Investment Fund Property”;
“ORSA” has the meaning ascribed thereto under Item 4.B “Business Overview — Regulatory Framework — Canada — Own Risk and Solvency Assessment”;
“ORSA Report” has the meaning ascribed thereto under Item 4.B “Business Overview — Regulatory Framework — United States — Risk Management and ORSA”;
“OSFI” means The Office of the Superintendent of Financial Institutions (Canada);
“Partner” has the meaning ascribed thereto under Item 3.D “Risk Factors — Risks Relating to Our Relationship with Brookfield — Individuals who are members of the Partnership and also executives of Brookfield will exercise influence over our company and over any decisions requiring shareholder approval”;
“Partnership” has the meaning ascribed thereto under Item 3.D “Risk Factors — Risks Relating to Our Relationship with Brookfield — Individuals who are members of the Partnership and also executives of Brookfield will exercise influence over our company and over any decisions requiring shareholder approval”;
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
“Rate Schedule” has the meaning ascribed thereto under Item 7.B “Related Party Transactions — Conflicts of Interest”;

“RBC” has the meaning ascribed thereto under Item 4.B “Business Overview — Regulatory Framework — United States — Risk-Based Capital and Solvency Requirements”;
“RDSP” means registered disability savings plan;
“Registered Plans” has the meaning ascribed thereto under Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations — Eligibility for Investment”;
“Regulatory Condition” has the meaning ascribed thereto under Item 10.B “Memorandum and Bye-Laws — Class A Exchangeable Shares and Class A-1 Exchangeable Shares — Conversion Right of Holders of Class A-1 Exchangeable Shares”;
“Related Account Group Transactions” has the meaning ascribed thereto under Item 3.D “Risk Factors — Risks Relating to Our Relationship with Brookfield — Our organizational, ownership and operational management structure, and investment management relationship with Brookfield, give rise to conflicts of interest”;
“Resident Holder” has the meaning ascribed thereto under Item 10.E “Taxation — Taxation of Holders Resident in Canada”;
“RESP” means registered education savings plan;
“Rights Agreement” has the meaning ascribed thereto under Item 10.C “Material Contracts — Rights Agreement”;
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
“S&P 500” means the Standard & Poor’s 500 Index;
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002 (United States), as amended;
“SEC” means the U.S. Securities and Exchange Commission;
“SEDAR” means the System for Electronic Document Analysis and Retrieval at www.sedar.com;
“Senior Preferred Shares” means the class A senior preferred shares and the class B senior preferred shares in the capital of the company;
"SOFR” means the Secured Overnight Financing Rate;
“Special Distribution” has the meaning ascribed thereto under Item 4.A “History and Development of the Company — Recent Developments — 2022 — Special Distribution”;

“specified exchange date” has the meaning ascribed thereto under Item 10.B “Memorandum and Bye-Laws — Rights Agreement — The Rights Agent and the Exchange Right”;
“Support Agreement” has the meaning ascribed thereto under Item 10.C “Material Contracts — Support Agreement”;
“Tax Act” means the Income Tax Act (Canada);
“Tax Cuts and Jobs Act” means the Tax Cuts and Jobs Act of 2017;
“TFSA” means tax-free savings account;
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
“U.S. Holder” has the meaning ascribed thereto under Item 10.E “Taxation — Certain Material United States Federal Income Tax Considerations”;
“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder; and
“unpaid distribution” has the meaning ascribed thereto under Item 10.B “Memorandum and Bye-Laws — Class A Exchangeable Shares and Class A-1 Exchangeable Shares — Distributions”.

FORWARD-LOOKING STATEMENTS
In addition to historical information, this Form 20-F contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information may relate to the company and Brookfield’s outlook and anticipated events or results and may include information regarding the financial position, business strategy, growth strategy, budgets, operations, financial results, taxes, dividends, distributions, plans and objectives of the company. Particularly, information regarding future results, performance, achievements, prospects or opportunities of the company, Brookfield Corporation or the Canadian, U.S. or international markets is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”.
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
Each class A exchangeable share has been structured with the intention of providing an economic return equivalent to one Brookfield Class A Share. We therefore expect that the market price of the class A exchangeable shares should be impacted by the market price of Brookfield Class A Shares and the business performance of Brookfield Corporation as a whole. In addition to carefully considering the disclosure made in this Form 20-F, you should carefully consider the disclosure made by Brookfield Corporation in its continuous disclosure filings. Copies of Brookfield Corporation’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR at www.sedar.com.
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
Risks Relating to the Exchangeable Shares
•Risks relating to the market price of our exchangeable shares;
•Risks relating to the exchangeable shares not trading at the same price as the Brookfield Class A Shares;
•Risks relating to our company’s ability to redeem the exchangeable shares at any time without the consent of the exchangeable shareholders;
•Risks relating to the inability of holders of exchangeable shares to elect whether to receive cash or Brookfield Class A Shares upon an exchange, liquidation or redemption event;
•Risks relating to delays in receiving Brookfield Class A Shares or the cash equivalent upon an exchange of the exchangeable shares;
•Risks relating to exchanges of exchangeable shares for Brookfield Class A Shares;
•Risks relating to the terms and ownership of our share capital, and our agreements with Brookfield;
•Risks relating to the possibility of class A exchangeable shares being de-listed;
•Risks relating to the volatility of the market price of our exchangeable shares and the price of exchangeable shares compared to Brookfield Class A Shares;
•Risks relating to the market price and possible dilution of Brookfield Class A Shares;
•Risks relating to the possible issuance of additional securities in the future and the rights and privileges attached to those shares, and the possible dilution to shareholders;
•Risks relating to distributions on the exchangeable shares;
•Risks relating to foreign currency risk;

•Risks relating to shareholder protections under Bermuda law, which differ from the protection offered to shareholders under Canadian law; and
•Risks relating to alternative judicial forums.
Risks Relating to our Company
•Risks associated with identifying and executing on opportunities for future growth;
•Risks relating to our operating subsidiaries;
•Risks associated with our company being a “SEC foreign issuer” under Canadian securities regulations and a “foreign private issuer” under U.S. securities law;
•Risks relating to the possibility of our company becoming an investment company under U.S. federal securities law;
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
•Risks relating to our business operations and ability to appropriately distribute, execute and administer our policies and claims;
•Risks relating to advances in medical technology and their effect in certain segments of our business;
•Risks relating to catastrophic events;
•Risks relating to climate change, and increasing regulation with respect to climate change;
•Risks relating to our reinsurance arrangement with AEILIC accounts;
•Risks associated with our equity interest in AEL Holdings;
•Risks associated with a rating downgrade or the absence of a rating of any of our operating subsidiaries;
•Risks relating to market conditions;
•Risks associated with counterparties to our reinsurance arrangements or to the derivatives we use to hedge certain business risks;
•Risks relating to the highly competitive nature of the reinsurance and insurance industries;
•Risks relating to impact of technology on our business and cybersecurity attacks;
•Risks related to confidentiality of information;
•Risks associated with our company incurring additional indebtedness;
•Risks relating to general economic and political conditions and risks relating to the markets in which our company operates;
•Risks relating to changes in government policy and legislation;
•Risks relating to availability of capital in the future;

•Risks associated with our company suffering a loss resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events;
•Risks associated with public health crises, illness, epidemics or pandemics;
•Risks associated with disputes and possible litigation; and
•Risks associated with negative publicity.
Risks Relating to Acquisition of Argo Group
•Risks relating to failure to complete acquisition of Argo Group; and
•Risks relating to failure to realize anticipated benefits of acquisition of Argo Group.
Risks Relating to Our Investments
•Risks associated with our investment strategy;
•Risks relating to changes in interest rates and credit spreads;
•Risks relating to inflation;
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
•Risks relating to our employees in Bermuda and the Cayman Islands requiring work permits to run their reinsurance businesses in those jurisdictions;
•Risks relating to adverse change in regulatory requirements; and
•Risks relating to regulatory regimes and changes to accounting rules.

Risks Relating to Our Relationship with Brookfield
•Risks relating to individuals who are members of the Partnership and also executives of Brookfield;
•Risks relating to our dependence on Brookfield, and departure of some or all of Brookfield’s professionals;
•Risks relating to our inability to terminate certain agreements entered into with Brookfield;
•Risks relating to leveraging Brookfield’s investment management and asset allocation capabilities;
•Risks relating to our organizational, ownership and operational management structure and investment management relationship with Brookfield; and
•Risks relating to terms of arrangements with Brookfield.
Risks Relating to Taxation
•Risks relating to our aggregate tax liability and effective tax rate being adversely affected in the future by changes in the tax laws of the countries in which we operate;
•Risks relating to our company becoming subject to income tax in Bermuda;
•Risks under Canadian federal income tax law relating to the exchange of class A exchangeable shares for Brookfield Class A Shares;
•Risks relating to Canadian federal income tax treatment of dividends received or deemed to be received by Resident Holders on the class A exchangeable shares;
•Risks relating to changes in Canadian federal income tax law;
•Risks relating to qualified investments for Registered Plans;
•Risks relating to U.S. federal base erosion and anti-abuse tax;
•Risks relating to U.S. federal income taxation;
•Risks relating to changes in U.S. tax law;
•Risks relating to classification as passive foreign investment company;
•Risks relating to related person insurance income;
•Risks relating to sale or disposition of class A exchangeable shares by U.S. persons;
•Risks relating to U.S. withholding tax under FATCA;
•Risks relating to U.S. income tax associated with reinsurance between U.S. insurance companies and non-U.S. affiliates;
•Risks relating to treatment of class A exchangeable shares for U.S. federal income tax purposes; and
•Risks relating to U.S. federal income taxation of exchange of class A exchangeable shares for Brookfield Class A Shares.
You should carefully consider the following factors in addition to other information set forth in this Form 20-F. If any of the following risks were actually to occur, our business, financial condition and results of operations and the value of our exchangeable shares would likely suffer. Each exchangeable share has been structured with the intention of providing an economic return equivalent to one Brookfield Class A Share. We therefore expect that the market price of our exchangeable shares should be impacted by the market price of the Brookfield Class A Shares and the business performance of Brookfield Corporation. In addition to carefully considering the risk factors contained in this Form 20-F and described below, you should carefully consider the risk factors applicable to Brookfield Corporation included in its continuous disclosure documents. Copies of the Brookfield Corporation’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR at www.sedar.com.

Risks Relating to the Exchangeable Shares
The exchangeable shares have been structured with the intention of providing an economic return equivalent to one Brookfield Class A Share and therefore we expect that the market price of our exchangeable shares should be impacted by the market price of the Brookfield Class A Shares and the business performance of Brookfield Corporation.
The exchangeable shares have been structured with the intention of providing an economic return equivalent to one Brookfield Class A Share. In addition to contemplating distributions on the exchangeable shares paid at the same time and in the same amount as the dividends paid on the Brookfield Class A Shares, each exchangeable share is exchangeable at the option of the holder for one Brookfield Class A Share (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of Brookfield Corporation), plus unpaid distributions. As a result, the business operations of Brookfield Corporation, and the market price of the Brookfield Class A Shares, are expected to impact the market price of our exchangeable shares, which could be disproportionate in circumstances where the business operations and results of our company on a standalone basis are not indicative of such market trends. Holders of our exchangeable shares have no ability to control or influence the decisions or business of Brookfield Corporation. You should therefore carefully consider the risk factors applicable to Brookfield Corporation’s business and an investment in Brookfield Class A Shares, as further described in Brookfield’s Annual Report.
Although the exchangeable shares have been structured with the intention of providing an economic return that is equivalent to one Brookfield Class A Share, our exchangeable shares may not trade at the same price as the Brookfield Class A Shares.
Although each of our exchangeable shares is structured with the intention of providing an economic return that is equivalent to one Brookfield Class A Share, there can be no assurance that the market price of our exchangeable shares will be equal to the market price of a Brookfield Class A Share at any time. Factors that could cause differences in the market prices between exchangeable shares and Brookfield Class A Shares may include:
•perception and/or recommendations by analysts, investors and/or other third parties that these securities should be priced differently;
•actual or perceived differences in distributions to holders of exchangeable shares versus dividends to holders of the Brookfield Class A Shares, including as a result of any legal prohibitions;
•business developments or financial performance or other events or conditions that may be specific to only to our company;
•difficulty in the exchange mechanics between exchangeable shares and Brookfield Class A Shares, including any delays; and
•or difficulties experienced by the transfer agent in processing the exchange requests.

Our company may redeem the exchangeable shares at any time without the consent of the exchangeable shareholders.
Our board may, subject to applicable law and the prior written consent of the holder of the class C shares, at any time, and without the consent of holders of exchangeable shares, elect to redeem all of the then outstanding exchangeable shares upon sixty (60) days’ prior written notice, including following the occurrence of any of the following redemption events: (i) the total number of class A exchangeable shares outstanding decreases by 50% or more over any six-month period; (ii) the daily market value of the outstanding class A exchangeable shares (based on the closing price on the NYSE on each trading day) (A) is less than $250 million for more than 6 consecutive months or (B) decreases by 50% or more from its high over any three-month period; (iii) a person acquires 90% of the Brookfield Class A Shares in a take-over bid (as defined by applicable securities law); (iv) shareholders of Brookfield Corporation approve an acquisition of Brookfield Corporation by way of arrangement, amalgamation or similar transaction; (v) shareholders of Brookfield Corporation approve a restructuring or other reorganization of Brookfield Corporation or a liquidation, dissolution, winding up or any other distribution of Brookfield Corporation’s assets among its shareholders for the purpose of winding up its affairs is pending; (vi) there is a pending sale of all or substantially all of the assets of Brookfield Corporation; (vii) there is a change of law (whether by legislative, governmental or judicial action), administrative practice or interpretation, or a change in circumstances of our company and our shareholders, that may result in adverse tax consequences for our company or our shareholders; or (viii) our board, in its sole discretion acting in good faith, concludes that the holders of exchangeable shares are adversely impacted by a fact, change or other circumstance relating to our company. In addition, Brookfield Corporation will have an overriding right to acquire all, but not less than all, of the exchangeable shares in the event our board elects to redeem all of the then outstanding exchangeable shares. See Item 10.B “Memorandum and Bye-Laws – Redemption”.
Holders of exchangeable shares do not have a right to elect whether to receive cash or Brookfield Class A Shares upon an exchange, liquidation or redemption event.
In the event that (i) there is a liquidation, dissolution or winding up of our company or any other distribution of our company’s assets among our shareholders for the purpose of winding up our affairs, including whether substantially concurrent with a liquidation, dissolution, winding up or any other distribution of Brookfield Corporation’s assets among its shareholders for the purpose of winding up its affairs, (ii) our company exercises its right to redeem (or cause the redemption of) all of the then outstanding exchangeable shares, or (iii) a holder of exchangeable shares requests an exchange of exchangeable shares, holders of exchangeable shares (in the case of (iii) above, only such holder(s) exercising their exchange rights) shall be entitled to receive one Brookfield Class A Share per exchangeable share held (subject to adjustment to reflect certain capital events and certain other payment obligations in the case of a liquidation, dissolution or winding up of our company) or its cash equivalent. The form of payment will be determined at the election of our company or Brookfield Corporation, as applicable, or by the liquidator in the case of liquidation, so a holder will not know whether cash or Brookfield Class A Shares will be delivered in connection with any of the events described above. See Item 10.B “Memorandum and Bye-Laws – Exchange by Holder”.

Any holder requesting an exchange of their exchangeable shares may experience a delay in receiving such Brookfield Class A Shares or the cash equivalent.
Each exchangeable share is exchangeable with Brookfield Corporation at the option of the holder for one Brookfield Class A Share (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of Brookfield Corporation), subject to certain limitations as described below. See Item 10.B “Memorandum and Bye-Laws– Exchange by Holder”. If cash is used to satisfy an exchange request, the amount payable per exchangeable share will be equal to the NYSE closing price of one Brookfield Class A Share on the date that the request for exchange is received by the transfer agent. As a result, any changes in the market price of the Brookfield Class A Shares after that date will not alter the amount of cash consideration received. By contrast, any holder whose exchangeable shares are exchanged for Brookfield Class A Shares will not receive such Brookfield Class A Shares for up to ten (10) business days after the applicable request is received. During this period, the market price of Brookfield Class A Shares may decrease. Any such decrease would affect the value of the Brookfield Class A Share consideration to be received by the holder of exchangeable shares on the effective date of the exchange.
Brookfield Corporation is required to maintain an effective registration statement in order to exchange any exchangeable shares for Brookfield Class A Shares. If a registration statement with respect to the Brookfield Class A Shares issuable upon any exchange, redemption or acquisition of exchangeable shares (including in connection with any liquidation, dissolution or winding up of our company) is not current or is suspended for use by the SEC, no exchange or redemption of exchangeable shares for Brookfield Class A Shares may be effected during such period. In addition, for so long as there is not an effective registration statement with respect to the delivery of Brookfield Class A Shares in connection with the exchange right, Brookfield Corporation will not be able to effect exchanges for Brookfield Class A Shares and will not be required to effect exchanges for cash that would result in the payment of an amount in excess of $5,000,000 in the aggregate over any 30 consecutive calendar day period; provided that such limit will not apply for more than 90 consecutive calendar days during any 12 calendar month period. As a result, in these circumstances, holders of exchangeable shares may experience a delay in receiving cash on exercise of the exchange right.
Your investment may change upon an exchange of exchangeable shares for Brookfield Class A Shares.
If you exchange exchangeable shares pursuant to the terms set forth in our bye-laws and the Rights Agreement, you may receive Brookfield Class A Shares or cash in exchange for such exchangeable shares. To the extent that you receive Brookfield Class A Shares in any such exchange, you will become a holder of shares of a Canadian (OBCA) corporation rather than a holder of a security of a Bermuda company. Brookfield Corporation is organized as a corporation under the laws of Ontario, Canada, whereas our company is organized as a Bermuda company. Therefore, recipients of Brookfield Class A Shares following an exchange of exchangeable shares for Brookfield Class A Shares will have different rights and obligations, including voting rights, from those that they had prior to the consummation of the exchange as a holder of exchangeable shares. See Item 10.B “Memorandum and Bye-Laws – Comparison of the Rights of Holders of Class A Exchangeable Shares and Brookfield Class A Shares”.

The terms and ownership of our share capital, and our agreements with Brookfield, could discourage or inhibit takeovers, business combinations or other change of control transactions that our shareholders might consider in their best interests.
All of our outstanding class C shares are held by Brookfield Corporation. As the sole holder of our class C shares, Brookfield Corporation will have certain rights, including the right to consent to any merger or similar reorganization of the company (including a sale of all of substantially all of our company’s assets), and the right to resolve that our company commence a voluntary liquidation in certain circumstances, including where more than 20% of the total number of the exchangeable shares outstanding are controlled by one person or group of persons acting jointly or in concert. See Item 10.B “Memorandum and Bye-Laws – Class C Shares – Liquidation”. No consent or resolution of the class A exchangeable shares, class A-1 exchangeable shares, class B shares or any other class of shares is required in connection with the commencement of such liquidation by Brookfield Corporation. As the lender under our credit facility, Brookfield Corporation will also have certain consent rights over material changes relating to our company. Senior members of the Partnership, the Class B Partners, collectively hold and control all of our outstanding class B shares through the BNRE Partnership, and are entitled to elect one-half of the board and approve all other matters requiring shareholder approval, including the right to consent to any merger or similar reorganization of the company (including a sale of all of substantially all of our company’s assets). See Item 7.A “Major Shareholders”. Our bye-laws provide that the class B shares may only be transferred to a company controlled by one or more of the Partners or to Brookfield. These features of our share capital and ownership structure, and our agreements with Brookfield, could discourage potential acquirers from making a take-over bid or seeking to effect a change of control or business combination involving our company or make it difficult for any bid, change of control or business combination to be completed.
If a sufficient number of class A exchangeable shares are exchanged for Brookfield Class A Shares, then the class A exchangeable shares may be de-listed.
If a sufficient number of class A exchangeable shares are exchanged for Brookfield Class A Shares, or our company exercises our redemption right, subject to the prior written consent of the holder of the class C shares, at any time including if the total number of the class A exchangeable shares decreases by 50% or more over any twelve-month period, our company may fail to meet the minimum listing requirements on the NYSE and the TSX, and the NYSE or the TSX may take steps to de-list the class A exchangeable shares. Though holders of exchangeable shares will still be entitled to exchange each such share at any time for one Brookfield Class A Share (subject to adjustment to reflect certain capital events), or its cash equivalent (the form of payment to be determined at the election of Brookfield Corporation), a de-listing of the class A exchangeable shares would have a significant adverse effect on the liquidity of the class A exchangeable shares, and holders thereof may not be able to exit their investments in the market on favorable terms.
The market price of the exchangeable shares may be volatile, and there is no guarantee that the price of the exchangeable shares when compared to the Brookfield Class A Shares will be equal.
The market price of the exchangeable shares may be volatile. Holders of such securities may not be able to resell their securities at or above the current market price due to fluctuations in the market price of such securities, including changes in market price caused by factors unrelated to our company’s operating performance or prospects. The historical trading price of class A exchangeable shares are not necessarily indicative of future value, and there is no guarantee that the price of the exchangeable shares when compared to the Brookfield Class A Shares will be equal. Specific factors that may have a significant effect on the market price of the exchangeable shares include:
•changes in stock market analyst recommendations or earnings estimates regarding the exchangeable shares or Brookfield Class A Shares, other companies that are comparable to our company or Brookfield Corporation or are in the industries that they serve;
•with respect to the exchangeable shares, changes in the market price of the Brookfield Class A Shares, and vice versa;

•changes in regulatory policies that may impact the business of company or Brookfield Corporation;
•changes in tax policies that may impact the treatment of distributions;
•actual or anticipated fluctuations in our company and Brookfield Corporation’s operating results or future prospects;
•reactions to public announcements by our company and Brookfield Corporation;
•strategic actions taken by our company or Brookfield Corporation;
•adverse conditions in the financial market or general U.S. or international economic conditions, including those resulting from war, incidents of terrorism and responses to such events; and
•sales of such securities by our company, Brookfield Corporation or significant stockholders.
Exchanges of our exchangeable shares for Brookfield Class A Shares may negatively affect the market price of the Brookfield Class A Shares, and additional issuances of exchangeable shares would be dilutive to the Brookfield Class A Shares.
Each exchangeable share is exchangeable by the holder thereof for one Brookfield Class A Share (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of Brookfield Corporation), subject to certain limitations described under Item 10.B “Memorandum and Bye-Laws — Exchange by Holder”. If Brookfield Corporation elects to deliver Brookfield Class A Shares in satisfaction of any such exchange request, additional Brookfield Class A Shares may be issued from time to time which could have a negative impact on the market price for Brookfield Class A Shares. Additionally, any exchangeable shares issued by our company in the future will be exchangeable on the same terms as the exchangeable shares distributed and any future exchanges satisfied by the delivery of Brookfield Class A Shares would dilute the percentage interest of existing holders of the Brookfield Class A Shares and may reduce the market price of the Brookfield Class A Shares.
We or Brookfield Corporation may issue additional shares in the future, including in lieu of incurring indebtedness, which may dilute shareholders. We or Brookfield Corporation may also issue securities that have rights and privileges that are more favorable than the rights and privileges accorded to our shareholders.
Subject to the terms of any of our securities then outstanding (including those imposed under applicable securities laws or stock exchange rules), we may issue additional securities, including class A exchangeable shares, class A-1 exchangeable shares, class B shares, class C shares, Senior Preferred Shares, Junior Preferred Shares, options, rights and warrants for any purpose and for such consideration and on such terms and conditions as our board may determine. Subject to the terms of any of our securities then outstanding, our board will be able to determine the class, designations, preferences, rights, powers and duties of any additional securities, including any rights to share in our profits, losses and dividends, any rights to receive our company’s assets upon our dissolution or liquidation and any redemption, conversion and exchange rights. Subject to the terms of any of our securities then outstanding, our board may use such authority to issue such additional securities, which would dilute holders of such securities, or to issue securities with rights and privileges that are more favorable than those of our exchangeable shares.

Similarly, subject to the terms of any preferred shares of Brookfield Corporation (including those imposed under applicable securities laws or stock exchange rules) then outstanding, Brookfield Corporation may issue additional securities, including shares, preferred shares, options, rights, warrants and appreciation rights relating to Brookfield Corporation’s securities for any purpose and for such consideration and on such terms and conditions as the board of Brookfield Corporation may determine. Subject to the terms of any of Brookfield Corporation’s securities then outstanding, the board of Brookfield Corporation will be able to determine the class, designations, preferences, rights, powers and duties of any additional securities, including any rights to share in Brookfield Corporation’s profits, losses and dividends, any rights to receive Brookfield Corporation’s assets upon its dissolution or liquidation and any redemption, conversion and exchange rights. Subject to the terms of any of the Brookfield Corporation securities then outstanding, the board of Brookfield Corporation may use such authority to issue such additional securities, which would dilute holders of such securities, or to issue securities with rights and privileges that are more favorable than those of the Brookfield Class A Shares.
The sale or issuance of a substantial number of our class A exchangeable shares, class A-1 exchangeable shares, the Brookfield Class A Shares or other securities of our company or Brookfield Corporation in the public markets, or the perception that such sales or issuances could occur, could depress the market price of our exchangeable shares and impair our ability to raise capital through the sale of additional exchangeable shares. We cannot predict the effect that future sales or issuances of our class A exchangeable shares, class A-1 exchangeable shares, Brookfield Class A Shares or equity securities would have on the market price of our exchangeable shares. Subject to the terms of any of our securities then outstanding, holders of exchangeable shares will not have any pre-emptive right or any right to consent to or otherwise approve the issuance of any securities or the terms on which any such securities may be issued.
Our company cannot assure you that it will be able to pay distributions equal to the levels currently paid by Brookfield Corporation and holders of exchangeable shares may not receive distributions equal to the dividends paid on the Brookfield Class A Shares and, accordingly, may not receive the intended economic equivalence of those securities.
The exchangeable shares are intended to provide an economic return per exchangeable share equivalent to one Brookfield Class A Share (subject to adjustment to reflect certain capital events) and it is expected that distributions on our exchangeable shares will continue to be paid at the same time and in the same amount as dividends on the Brookfield Class A Shares. However, distributions are at the discretion of our board of directors and unforeseen circumstances (including legal prohibitions) may prevent the same distributions from being paid on each security. The payment of any return of capital distributions is subject to shareholder approval, which we intend to seek annually but which may not be obtained. In addition, the amount of any return of capital distributions on our exchangeable shares approved by shareholders could be less than the amount of the dividends declared by Brookfield Corporation on the Brookfield Class A Shares in respect of some quarters, including as a result of dividend increases made by Brookfield Corporation in between our annual shareholder meetings. Accordingly, there can be no assurance that holders of exchangeable shares will receive all distributions as a return of capital distribution or that distributions on the exchangeable shares will be paid at the same time and in the same amount as dividends on the Brookfield Class A Shares, which may impact the market price of the exchangeable shares.     Distributions on our exchangeable shares may not equal the levels currently paid by Brookfield Corporation for various reasons, including, but not limited to, the following:
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
As a Bermuda company, we are governed by the Bermuda Act. Bermuda corporate law differs in some material respects from laws generally applicable to Canadian corporations, including the provisions relating to interested directors, mergers and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. Under Bermuda law, the duties of directors and officers of a company are generally owed to the company only. Officers of a Bermuda company must, in exercising their powers and performing their duties, act honestly and in good faith with a view to the best interests of the company and must exercise the care and skill that a reasonably prudent person would exercise in comparable circumstances. Shareholders of Bermuda companies do not generally have rights to take action against directors or officers of the company and may only do so in limited circumstances. See Item 10.B “Memorandum and Bye-Laws – Comparison of the Rights of Holders of Class A Exchangeable Shares and Brookfield Class A Shares”.
Our bye-laws designate specific courts in Bermuda as the exclusive forum for certain litigation that may be initiated by our shareholders, which could limit our shareholders’ ability to obtain a desired judicial forum for disputes with us.
Pursuant to our bye-laws, unless we consent in writing to the selection of an alternative forum (and our company will always provide such consent with respect to the Superior Court of Justice of the Province of Ontario, Canada and appellate Courts thereof), the Supreme Court of Bermuda shall, to the fullest extent permitted by law, be the sole and exclusive forum for any dispute that arises concerning the Bermuda Act or out of or in connection with our bye-laws, including any question regarding the existence and scope of our bye-laws and/or whether there has been any breach of the Bermuda Act or our bye-laws by an officer or director (whether or not such a claim is brought in the name of a shareholder or in the name of our company, which we refer to as the Bermuda Forum Provision.) The Bermuda Forum Provision will not apply to any causes of action arising under the U.S. Securities Act or the Exchange Act. In addition, our bye-laws further provide that unless we consent in writing to the selection of an alternative forum, the federal courts of the United States shall be the sole and exclusive forum for resolving any complaint filed in the United States asserting a cause of action arising under the U.S. Securities Act, which we refer to as the U.S. Federal Forum Provision. In addition, our bye-laws provide that any person or entity purchasing or otherwise acquiring any interest in our exchangeable shares is deemed to have notice of and consented to the Bermuda Forum Provision and the U.S. Federal Forum Provision; provided, however, that shareholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder.

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
We depend in part on distributions and other payments from our operating subsidiaries to provide us with the funds necessary to meet our financial obligations. Our operating subsidiaries are legally distinct from our company and some of them are or may become restricted in their ability to pay distributions or otherwise make funds available to our company pursuant to local law, regulatory requirements and their contractual agreements, including agreements governing their financing arrangements. Our operating businesses will generally be required to satisfy their own working capital requirements and service any debt obligations before making distributions to our company. In the event that payments from our operating subsidiaries are insufficient to meet our financial obligations, we will be required to rely on our third party credit facilities as well as support provided by Brookfield Corporation pursuant to the Support Agreement, Brookfield Credit Agreement and Equity Commitment in order to satisfy such obligations.

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
In the United States, the Investment Company Act of 1940 (“Investment Company Act”) regulates certain companies that invest in or trade securities. We rely on an exemption from the definition of “investment company” in the Investment Company Act as a holding company that conducts all of its business operations through, and whose material assets consist of interests in, our operating subsidiaries. Our subsidiaries consist of an entity organized and regulated as an insurance company whose primary and predominant business activity is the writing of insurance and entities organized and regulated as foreign insurance companies that are engaged primarily and predominantly in the reinsurance of risks on insurance agreements. The law in this area is subjective and there is limited regulatory guidance as to the meaning of “primary and predominant” or “primarily and predominantly” in the relevant exemption to the Investment Company Act. For example, there is no formal standard for the amount of premiums that need to be written relative to the level of an entity’s capital in order to qualify for the exemption. If this exemption were deemed inapplicable, we may, subject to the availability of other exemptions, have to seek to register under the Investment Company Act as an investment company which would require an order from the SEC. Our inability to obtain such an order could have a significant adverse impact on our business.
Assuming that we were permitted to register as an investment company, registered investment companies are subject to extensive, restrictive regulation relating to, among other things, operating methods, management, capital structure, leverage, dividends and transactions with affiliates, which would have a significant adverse impact on our business. Registered investment companies are not permitted to operate their business in the manner in which we operate our business as it is currently conducted, nor are registered investment companies permitted to have many of the relationships that we have with our affiliated companies.
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

To the extent that the laws and regulations change in the future so that contracts we write are deemed not to be reinsurance contracts, we will be at greater risk of not qualifying for the Investment Company Act exemption. Additionally, it is possible that our classifications as an investment company would result in the suspension or revocation of our insurance or reinsurance licenses.
Our failure to maintain effective internal controls could have a material adverse effect on our business in the future and the price of our exchangeable shares.
As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and stock exchange rules promulgated in response to the Sarbanes-Oxley Act. All of our current operating subsidiaries are, and potential future acquisitions will be, private companies and their systems of internal controls over financial reporting may be less developed as compared to public company requirements. Any failure to maintain adequate internal controls over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause material weaknesses or significant deficiencies in our internal controls over financial reporting and could result in errors or misstatements in our consolidated financial statements that could be material. If we or our independent registered public accounting firm were to conclude that our internal controls over financial reporting were not effective, investors could lose confidence in our reported financial information and the price of our exchangeable shares could decline. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our business, our ability to access capital markets and investors’ perception of us. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate.
Changes in accounting standards from IFRS to U.S. GAAP can be difficult to predict and could adversely impact how we record and report our financial condition and results of operations.
Beginning on January 1, 2023, our company adopted the United States generally accepted accounting principles (“U.S. GAAP”). Therefore, our financial statements will be subject to the application U.S. GAAP, which is periodically revised by the Financial Accounting Standards Board (“FASB”). Accordingly, from time to time we will be required to adopt new or revised accounting standards or interpretations issued by the FASB. The estimated impact of accounting pronouncements that have been issued but not yet implemented is disclosed in our reports filed with the SEC and SEDAR.
The FASB issued an accounting standards update (“ASU”) in August 2018 that will result in significant changes to the accounting for long-duration insurance contracts, including that all of our variable annuity guarantees be considered market risk benefits and measured at fair value, whereas today a significant amount of our variable annuity guarantees are classified as insurance liabilities. The ASU became effective as of January 1, 2023. The impact of the new guidance on our variable annuity guarantees is highly dependent on market conditions, especially interest rates, as our stockholder's equity would decrease as interest rates decrease and increase as interest rates rise. We are, therefore, unable to estimate the ultimate impact of the ASU on our financial statements; however, at prevailing interest rate levels at the end of 2022, the ASU, upon adoption, could likely result in a material decrease in stockholder's equity, which could have a material adverse effect on our rating agency metrics and could consequently adversely impact our financial strength ratings and our ability to incur new indebtedness. In addition, the ASU will have a significant impact to the company’s financial statements upon adoption and will also change the pattern of the company's earnings after the transition date, which may include an increase in the market sensitivity of our financial statements and results of operations. See “Item 3.D “Risk Factors — Risks Relating to Our Operating Subsidiaries and Industry — A rating downgrade or the absence of a rating of any of our operating subsidiaries or their wholly owned insurance companies could adversely affect our existing business and our ability to compete for further business.”

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. U.S. GAAP is a continuously evolving set of financial accounting and reporting standards that governs the preparation of our financial statements. Changes to U.S. GAAP can be difficult to implement and can materially impact how we record and report our financial condition and results of operations. An upcoming change in U.S. GAAP that will impact how we record and report our financial condition and results of operations is Accounting Standards Update No. 2018-12, Financial Services-Insurance (Topic 944) - Targeted Improvements to the Accounting for Long-Duration Contracts ("ASU 2018-12"). The amendments in this update will change the accounting guidance we follow for long-duration insurance contracts. ASU 2018-12 will require us to update assumptions used in measuring future policy benefits, including mortality, persistency, and disability rates, at least annually instead of locking those assumptions at contract inception. In addition, the new standard requires differences in assumptions and actual performance be reflected in reserves as the experience occurs. ASU 2018-12 also includes changes to how we amortize DAC and determine and update the discount rate assumptions used in measuring future policy benefits reserves while increasing the level of financial statement disclosures required. The amendments in ASU 2018-12 are scheduled to be effective for the company beginning in 2023 as of the earliest period presented in the consolidated financial statements. We anticipate that the adoption of ASU 2018-12 will have a pervasive impact on our consolidated financial statements and related disclosures and will require changes to certain of our processes, systems, and controls. This new accounting standard, in addition to other financial reporting standard changes being discussed by the FASB and the SEC, could adversely impact both our financial condition and results of operations as reported on a U.S. GAAP basis.
The consolidated financial statements of the company contained in this Form 20-F have been prepared in accordance with IFRS as issued by the International Accounting Standards Board. There are, and may continue to be, certain significant differences between IFRS and U.S. GAAP, including but not limited to potentially significant differences related to the accounting and disclosure requirements relating to insurance contracts, investments, other nonfinancial assets and taxation. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they are prepared in accordance with U.S. GAAP, and you may not be able to meaningfully compare our historical financial statements under IFRS, including those contained in this Form 20-F, with those that we prepare under U.S. GAAP in the future. The transition from IFRS to U.S. GAAP may also increase our company’s legal, audit, accounting and financial compliance costs, make some activities more difficult, time consuming or costly and may also place undue strain on our company’s personnel, systems and resources.
Canadian and U.S. investors in our exchangeable shares may find it difficult or impossible to enforce service of process and enforcement of judgments against our company, our board and our executive officers.
We are incorporated under the laws of Bermuda, and a number of our subsidiaries are organized in jurisdictions outside of Canada and the United States. In addition, one of our executive officers is located outside of Canada and the United States. Further, certain of our assets are, and the assets of our directors and officers may be, located outside of Canada and the United States. It may not be possible for investors to effect service of process within Canada and the United States upon our directors and officers. It may also not be possible to enforce against us, the experts identified in this Form 20-F, or our directors and officers, judgments obtained in Canadian courts or U.S. courts predicated upon the civil liability provisions of applicable securities law in the United States.

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

Brookfield Corporation has provided our company with the Equity Commitment in the amount of $2 billion to fund future growth as well as a revolving credit facility in the amount of $400 million for working capital purposes, each of which we may draw on from time to time. Our company has also established credit facilities with third party lenders. To the extent our operations do not generate sufficient operating cash flow to fund working capital, we intend to use the liquidity provided by the Equity Commitment and other available credit facilities (including under the Brookfield Credit Agreement) for working capital purposes and to fund distributions. We may also use the proceeds from the Equity Commitment to fund growth capital investments and acquisitions.
Our business operations depend on our ability to appropriately distribute, execute and administer our policies and claims.
The success of our U.S. direct insurance business is primarily dependent on writing and servicing life, annuity, property and casualty, and health insurance for individuals, families and businesses. Any problems or discrepancies that arise in our pricing, underwriting, billing, processing, claims handling or other practices, whether as a result of employee error, vendor error, or technological problems, could have a negative effect on operations and reputation, particularly if such problems or discrepancies are replicated through multiple policies.
Advances in medical technology may adversely affect certain segments of our business.
Genetic testing and diagnostic imaging technology is advancing rapidly. Increases in the prevalence, availability (particularly in the case of direct to consumer genetic testing) and accuracy of such testing may increase our adverse selection risk, as people who learn that they are predisposed to certain medical conditions associated with reduced life expectancy may be more likely to purchase and maintain life insurance. Conversely, people who learn that they lack genetic predisposition to conditions associated with reduced life expectancy may forego the purchase of life insurance, or permit existing policies to lapse, and may be more likely to purchase certain annuity products. Our access to and ability to use medical information, including the results of genetic and diagnostic testing, that is known to our prospective policyholders is important to our underwriting of life insurance and annuities. All of the jurisdictions in which our businesses operate limit and/or restrict insurers’ access and use of genetic information, and similar additional regulations and legislation may be adopted. Such regulation and legislation likely would exacerbate adverse risk selection related to genetic and diagnostic testing, which may in turn have an adverse effect on our businesses.
In addition to earlier diagnosis and knowledge of disease risk, medical advances may increase overall health and longevity. If this were to occur, the duration of payments made under certain of our annuity products would be extended beyond our actuarial assumptions, reducing the profitability of such business. This may require us to modify our assumptions, models or reserves.
We may incur significant losses resulting from catastrophic events.
Property and casualty operations within our U.S. direct insurance business are exposed to catastrophes caused by natural events, such as floods, hurricanes, tornadoes, wildfires, droughts, earthquakes, snow, hail and windstorms, and manmade events, such as terrorism, riots, explosions, hazardous material releases, and utility outages. Life and health insurance operations within our U.S. direct insurance business are exposed to the risk of catastrophic mortality or illness, such as a pandemic, an outbreak of an easily communicable disease, or another event that causes a large number of deaths or high morbidity. Our investment operations are exposed to catastrophes as a result of direct investments and mortgages related to real estate and certain similarly structured infrastructure loans. Our operating results may vary significantly from one period to the next since the likelihood, timing, severity, number or type of catastrophe events cannot be accurately predicted. Our losses in connection with catastrophic events are primarily a function of the severity of the event and the amount of our exposure in the affected area.

Climate change, and increasing regulation with respect to climate change, may adversely impact our results of operations.
There are concerns that the increased frequency and severity of weather-related catastrophes and other losses, such as floods, hurricanes and wildfires, incurred by the industry in recent years are indicative of changing weather patterns, whether as a result of global climate change caused by human activities or otherwise, which could cause such events to persist. Increased weather-related catastrophes would lead to higher overall losses, which we may not be able to recoup, particularly in a highly regulated and competitive environment, and higher reinsurance costs. Increased weather-related catastrophes could also result in increased credit exposure to reinsurers and other counterparties with which we do business. Certain catastrophe models assume an increase in frequency and severity of certain weather or other events, which could result in a disproportionate impact on insurers with certain geographic concentrations of risk. This would likely increase the risks of writing property insurance in coastal areas or areas susceptible to wildfires or flooding, particularly in jurisdictions that restrict pricing and underwriting flexibility. The threat of rising seas or other catastrophe losses as a result of climate change may also cause property values in coastal or such other communities to decrease, reducing the total amount of insurance coverage that is required. Climate change-related risks also present challenges to our ability to effectively underwrite, model and price risk.
In addition, climate change could have an impact on assets in which we invest, resulting in realized and unrealized losses in future periods that could have a material adverse impact on our results of operations and/or financial position. Such investment risks can include, but are not limited to, changes in supply and demand characteristics for fossil fuels, advances in low-carbon technology and renewable energy development, effects of extreme weather events on the physical and operating exposure of industries and issuers, and the transition that issuers make towards addressing climate risk in their own businesses. It is not possible to foresee with certainty which, if any, assets, industries or markets will be materially and adversely affected, nor is it possible to foresee the magnitude of such effect.
Moreover, we cannot predict how legal, regulatory and social responses to concerns about climate change will impact our business or the value of our investments. We are subject to complex and changing regulation and public policy debates relating to climate change that are difficult to predict and quantify and that may have an adverse impact on our business. For example, in November of 2021, the New York Department of Financial Services (“NYDFS”) finalized its “Guidance for Domestic Insurers on Managing the Financial Risks from Climate Change.” In general, the guidance provides that a New York-domiciled insurer should integrate consideration of climate risks into its governance structure at the insurer or group level, consider the impact of climate-related factors on its business decisions using time horizons that are tailored to the insurer and its activities, incorporate climate risks into its existing financial risk management framework, use scenario analysis to inform business strategies and risk identification and assessment, and disclose its climate risks and engage with the Task Force on Climate-related Financial Disclosures and other initiatives when developing disclosure approaches. In addition, the NAIC and federal agencies, including the SEC and Federal Insurance Office, are increasingly focused on assessment and disclosure of climate change risks. In March 2022, the SEC proposed new rules that, among other matters, will seek to standardize and establish a framework for reporting of climate-related risks. To the extent the proposed rules impose additional reporting obligations, we could face increased costs. Separately, the SEC has also announced that it is scrutinizing existing climate-change related disclosures in public filings, increasing the potential for enforcement if the SEC were to allege our existing climate disclosures are misleading or deficient. In April 2022, the NAIC Climate Risk & Resiliency Task Force released a new climate risk disclosure survey, and the NAIC Plenary adopted the redesigned climate risk disclosure survey as a voluntary risk management tool available for state insurance regulators to use to assess an insurer’s climate-related risks. The domestic insurance companies within our holding company system that are required to respond to the climate risk disclosure survey complied with such new reporting standard in 2022. The NAIC also continues to contemplate enhancements to the Financial Condition Examiners Handbook and the ORSA Guidance Manual to address climate change risks and their impact on solvency. Governmental guidance or regulations relating to climate change, or our own leadership decisions implemented as a result of assessing the impact of climate change on our business, may increase our costs of doing business. Additionally, the BMA has issued a new guidance note on the management of climate risk for commercial insurers. The guidance note sets out the BMA’s expectations, the implementation of which is anticipated to be phased in beginning in 2025 for commercial insurers and insurance groups with respect to their management and reporting of climate change risks. The expectations of the BMA focus on corporate governance and risk management practices for climate risk in the context of environmental, social and governance risks of insurance business conducted by such insurers. Insurers will be monitored by the BMA to determine whether they have assessed their credit risk as well as counterparty risk exposures with respect to climate risks and the impact on their statutory capital and surplus. The BMA expects insurers to ensure their governance structure and governance processes each include a forward-looking, prudent, and responsible approach to handling all aspects of climate risks.
In addition, in March 2023, OSFI issued its “Guideline B-15: Climate Risk Management”, which sets out OSFI’s expectations for the management of climate-related risks. The guideline presents three expected outcomes for institutions to achieve: (i) understanding and mitigating against potential impacts of climate-related risks to its business model and strategy; (ii) appropriate governance and risk management practices to manage identified climate-related risks; and (iii) remaining financially resilient through severe, yet plausible, climate risk scenarios, and operationally resilient through disruption due to climate-related disasters.
Our reinsurance arrangement with AEILIC accounts for a substantial portion of our business.
In connection with our strategic arrangement with AEL Holdings, we have agreed to reinsure up to approximately $10 billion of annuity products issued by AEILIC, a subsidiary of AEL Holdings. Under the agreement, we reinsured an initial block of approximately $4 billion of in-force policies, and agreed to reinsure up to an additional approximately $6 billion of AEL Holding’s “IncomeShield” or other mutually agreed liabilities issued by AEILIC on a flow basis. As of December 31, 2022, we have reinsured approximately $5.5 billion of liabilities under our reinsurance agreement with AEILIC. In the event that AEILIC fails to underwrite the incremental business for us to reinsure, our expectations regarding future cash flows, operating results, financial condition and growth strategy would be materially and adversely affected.
We hold a significant equity interest in AEL Holdings, the value of which could decline due to factors outside of our control, and we are subject to restrictions on transfer of such AEL Holdings common shares under the terms of the AEL Investment Agreement.
Our company currently holds approximately 18.74% of the issued and outstanding common shares of AEL Holdings. The value of our equity investment in AEL Holdings is subject to all of the risks relating to ownership of equity in AEL Holdings as described in its public disclosure filings, as well as risks relating to the investment in equity securities generally such as market volatility and market disruption, changes in interest and currency exchange rates, equity prices and other economic and business factors beyond our control. Subject to certain limited exceptions, under the terms of the AEL Investment Agreement, we will not be permitted to transfer the 6,775,000 of the AEL Holdings shares (approximately 7.9% of the issued and outstanding common shares of AEL Holdings) we own until January 7, 2024. In addition, until November 30, 2025, we are subject to customary standstill obligations that restrict us from, among other things, purchasing additional AEL Holdings common shares, selling our AEL Holdings common shares to activists or competitors and taking or supporting certain shareholder actions, subject to certain limited exceptions. As a result of the foregoing restrictions, we may not be permitted to transfer our AEL Holdings common shares and any decline in the value of our AEL Holdings common shares could result in returns that are lower than anticipated or even in the investment being lost completely.

A rating downgrade or the absence of a rating of any of our operating subsidiaries or their wholly owned insurance companies could adversely affect our existing business and our ability to compete for further business.
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
In addition, a significant downgrade in a rating or outlook of any of our operating subsidiaries or their wholly owned insurance companies, among other factors, could adversely affect our ability to raise and then contribute capital to our subsidiaries for the purpose of facilitating or supporting their business or any reinsurance opportunities that may arise and may also increase our cost of capital. Accordingly, a ratings downgrade of any such subsidiaries could adversely affect our ability to conduct business, including reducing new sales of insurance products or increasing the number or amount of surrenders and withdrawals, requiring us to offer higher crediting rates or greater policyholder guarantees on our insurance products in order to remain competitive, affecting our relationships with independent sales intermediaries and credit counterparties and affecting our ability to obtain reinsurance at reasonable prices.
There is no assurance that our operating subsidiaries or their wholly owned insurance companies will be able to maintain or obtain a rating.
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
As part of our overall risk and capacity management strategy, we may choose to purchase reinsurance for certain amounts of risk underwritten within our direct insurance or PRT businesses. We may also look to retrocede certain amounts of risk we assume under our reinsurance agreements. Market conditions beyond our control determine the availability and cost of the reinsurance protection we seek to purchase, which may affect the level of our businesses and profitability. The premium rates and other fees that we charge are based, in part, on the assumption that reinsurance will be available at a certain cost. Accordingly, we may be forced to incur additional expenses for reinsurance, which could adversely affect our ability to write future business. In addition, we may be unable to obtain reinsurance on terms acceptable to us relating to certain lines of business that we intend to begin underwriting.

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
Within our U.S. direct insurance business, strong competition for customers has led to increased marketing and advertising by our competitors, many of whom have well-established national reputations and greater financial and marketing resources, as well as the introduction of new insurance products and aggressive pricing. These competitive pressures could result in increased pricing pressures on a number of our products and services, particularly as competitors seek to win market share, and may limit our ability to maintain or increase our profitability. Because of its relatively low cost of entry, the Internet has emerged as a significant place of new competition, both from existing competitors and new competitors. In addition, product development and life-cycles have shortened in many product segments, leading to intense competition with respect to product features.
We compete for customers’ funds with a variety of investment products offered by financial services companies other than insurance companies, such as banks, investment advisors, mutual fund companies and other financial institutions. Moreover, customer expectations are evolving as technology advances and consumers become accustomed to enjoying tailored, easy to-use-services and products from various industries. This is reshaping and raising consumer expectations when dealing with insurance. We are addressing these changing consumer expectations by investing in technology with a particular focus on consumer-facing sales and service platforms, by internally promoting a strategically-focused innovative culture initiative, and by creating internal forums to drive next generation solutions based on consumer insights. However, if we cannot effectively respond to increased competition and such increased consumer expectations, we may not be able to grow our business or we may lose market share.

We compete with other insurers for producers primarily on the basis of our financial position, reputation, longevity, support services, compensation, product features and pricing. We may be unable to compete for producers with insurers that adopt more aggressive pricing or compensation, that offer a broader array of products or packages of products, or that have extensive promotional and advertising campaigns. Attracting qualified individuals and retaining existing employees continues to be a challenge for employers. Businesses have become extremely competitive in the ever-changing landscape of the talent marketplace. As a result, it is an increasing challenge to distinguish us as an employer of choice.
Within each of our businesses, we directly compete with a number of well-established players and new entrants in the industries, including reinsurance and insurance companies, financial institutions, and traditional and alternative asset managers. Our competitors vary by offered product line and covered territory. Our competition primarily includes other reinsurance and insurance companies, larger-scale pension plans and asset management firms that provide long duration capital. Some of these competitors have greater financial resources, have established long term and continuing business relationships throughout their respective industries, have greater market share, assume a greater level of risk while maintaining financial strength ratings, or have higher financial strength, claims-paying or credit ratings than we do, each of which can be a significant competitive advantage. In addition, the lack of strong barriers to entry into the reinsurance business and the entry of alternative capital markets products and vehicles provide additional sources of reinsurance and insurance capacity and increased competition.
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
The nature of the competition we face may be affected by disruption and deterioration in global financial markets and economic downturns, as well as by governmental responses thereto. For example, (i) government intervention might result in capital or other support for our competitors, (ii) governments may provide reinsurance and insurance capacity in markets and to consumers that we target or (iii) governments may take actions to reduce interest rates, impacting the value of and returns on fixed income investments. In addition, since numerous aspects of our business are subject to regulation, legislative and other changes affecting the regulatory environment for our business may have, over time, the effect of supporting or burdening some aspects of the financial services industry. This can affect our competitive position within the annuities industry, and within the broader financial services industry.
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
Compliance with laws and regulations governing the processing of personal data and information may impede our services or result in increased costs. The failure to comply with such data privacy laws and regulations could result in material fines or penalties imposed by data protection or financial services conduct regulators and/or awards of civil damages and any data breach may have a material adverse effect on our reputation, results of operations or financial condition, or have other adverse consequences.
Our business relies on the processing of data in many jurisdictions and the movement of data across national borders. The collection, storage, handling, disclosure, use, transfer and security of personal information that occurs in connection with our business is subject to federal, state and foreign data privacy laws. These legal requirements are not uniform and continue to evolve, and regulatory scrutiny in this area is increasing around the world. In many cases, these laws apply not only to third party transactions, but also to transfers of information among us and our subsidiaries. Privacy and data protection laws may be interpreted and applied differently from country to country and may create inconsistent or conflicting requirements.
The General Data Protection Regulation (the “GDPR”) came into force throughout the European Union in May 2018 and has extra-territorial effect. It requires all companies processing data of European Union citizens to comply with the GDPR, regardless of the company’s location. It also imposes obligations on European Union companies processing data of non-European Union citizens. The GDPR imposes new requirements regarding the processing of personal data and confers new rights on data subjects including the “right to be forgotten” and the right to “portability” of personal data. The GDPR imposes significant punishments for non-compliance which could result in a penalty of up to 4% of a company’s global annual revenue.
Compliance with the enhanced obligations imposed by the GDPR requires investment in appropriate technical or organizational measures to safeguard the rights and freedoms of data subjects, may result in significant costs to our business and may require us from time to time to further amend certain of our business practices. Enforcement actions, investigations and the imposition of substantial fines and penalties by regulatory authorities as a result of data security incidents and privacy violations increased dramatically during 2018. The enactment of more restrictive laws, rules, regulations, or future enforcement actions or investigations could impact us through increased costs or restrictions on our business, and noncompliance could result in regulatory penalties, significant legal liability, and reputational damage and cause us to lose business.

In addition, unauthorized disclosure or transfer of sensitive or confidential client or company data, whether through systems failure, employee negligence, fraud or misappropriation, by us or other parties with whom we do business, could subject us to significant litigation, monetary damages, regulatory enforcement actions, fines and criminal prosecution in one or more jurisdictions. Such events could also result in negative publicity and damage to our reputation and cause us to lose business, which could therefore have a material adverse effect on our results of operations.
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
Our company’s financial condition and results of operations could also be affected by changes in economic or other government policies or other political or economic developments in each country or region, as well as regulatory changes or administrative practices over which our company has no control such as: the regulatory environment related to our company’s business operations, concession agreements and periodic regulatory resets; interest rates; benchmark interest rate reforms, including the discontinuance of LIBOR and CDOR; currency fluctuations; exchange controls and restrictions; inflation; tariffs; liquidity of domestic financial and capital markets; policies relating to tax; and other political, social, economic, and environmental developments that may occur in or affect the countries in which our company’s operating subsidiaries are located or conduct business or the countries in which the customers of our company’s operating subsidiaries are located or conduct business or both. We have completed the transition of our debt exposures to LIBOR rates that decommissioned on December 31, 2021 and are in the process of completing our transition of investment securities to alternative reference rates of LIBOR and CDOR for LIBOR/CDOR benchmarked securities. Changes from LIBOR and CDOR to alternative reference rates that may have different characteristics compared to LIBOR and CDOR may adversely affect the valuation of our existing interest-rate linked and derivative securities we hold, the effectiveness of those derivatives in mitigating our risks, or other assets, liabilities and other contractual rights, and obligations whose value is tied to LIBOR and CDOR or to a LIBOR/CDOR alternative. For a description of insurance regulations, see Item 3.D “Risk Factors — Risks Relating to Regulation — Our insurance business is highly regulated, and such regulation and any supervisory and enforcement policies, or changes thereto, may materially impact our capitalization or cash flows, reduce our profitability and limit our growth”.
In addition, operating costs can be influenced by a wide range of factors, including the need to comply with the directives of central and local government authorities. It is difficult to predict government policies and what form of laws and regulations will be adopted or how they will be construed by the relevant courts, or the extent to which any changes may adversely affect our company. Any reforms to benchmark interest rates, such as the discontinuance of LIBOR and CDOR, could create significant risks and challenges for our company and our operating subsidiaries. The discontinuance of, or changes to, benchmark interest rates require adjustments to agreements to which our company and other market participants are parties, as well as to related systems and processes.
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
Our company may suffer a significant loss resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events.
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
Our business could be exposed to effects of pandemics/epidemics such as COVID-19 (including the emergence and progression of new variants), which could materially adversely impact our operations. A local, regional, national or international outbreak of a contagious disease, such as COVID-19, which spread across the globe at a rapid pace impacting global commercial activity and travel, or future public health crises, epidemics or pandemics, could materially and adversely affect our results of operations and financial condition due to disruptions to commerce, reduced economic activity and other unforeseen consequences that are beyond our control.
The ongoing prevalence of COVID-19, the emergence and progression of new variants and the actions taken in response to COVID-19 by government authorities across various geographies in which we and our businesses operate have interrupted business activities and supply chains, disrupted travel, contributed to significant volatility in the financial markets, impacted social conditions and adversely affected local, regional, national and international economic conditions as well as the labor market. There can be no assurance that strategies that we employ to address potential disruptions in operations will mitigate the adverse impacts of any of these factors.
The longer-term economic impacts of COVID-19 will depend on future developments, which are highly uncertain, constantly evolving and difficult to predict. These developments may include the risk of new and potentially more severe variant strains of COVID-19; additional actions that may be taken to contain COVID-19, such as reimposing previously lifted measures or putting in place additional restrictions; and the pace, availability, distribution, acceptance and effectiveness of vaccines. Such developments, depending on their nature, duration and intensity, could have a material adverse effect on our business, financial position, results of operations or cash flows.
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
Risks Relating to the Acquisition of Argo Group by our Company
Failure to complete the acquisition of Argo Group could negatively impact the future business and financial results of our Company.
The completion of the Argo Group Acquisition is subject to a number of conditions, including, among other things, the approval of Argo Group shareholders and having obtained certain regulatory approvals or non-disapprovals with respect to relevant insurance regulators. Although we expect that the Argo Group Acquisition will close in the second half of 2023, there is no guarantee that the Argo Group Acquisition will close on such timeline, or at all. If the acquisition of Argo Group is not completed, the ongoing businesses of our company may be adversely affected and our company will be subject to several risks, including (i) having to pay certain costs relating to the proposed Argo Group Acquisition, such as legal, accounting, financial advisor, filing, printing and mailing fees; and (i) the focus of management teams on the Argo Group Acquisition instead of on pursuing other opportunities that could be beneficial; in each case, without realizing any of the benefits of having the acquisition of Argo Group completed. In addition, if the acquisition of Argo Group is not completed, our company may experience negative reactions from the financial markets and from regulators, rating agencies, prospective customers and counterparties and other insurance industry participants. If the Argo Group Acquisition is not completed, these risks may still materialize and may adversely affect the business, financial results and stock prices of our company.
Following the Argo Group Acquisition, we may not realize the anticipated benefits of the acquisition of Argo Group.
Even if we are successful in closing the Argo Group Acquisition, we may fail to realize some or all of the anticipated benefits of the Argo Group Acquisition including as a result of potential unknown liabilities and expenses within the business that were not identified by us during due diligence, or because of changes in our business or the business or industry of Argo Group since the time we entered into our agreement to acquire Argo Group. Furthermore, following the Argo Group Acquisition, the size and complexity of our business will increase significantly, and we may be exposed to additional risk factors that we are not exposed to through our existing business, including risks relating to Argo Group’s direct insurance business. Our future success depends, in part, upon our ability to manage our expanded business, and mitigate such risk factors, which may pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity.

Risks Relating to Our Investments
We could suffer losses if our investment strategy is unsuccessful.
The success of our investment strategy is central to the success of our business, and there can be no guarantee that we will be able to achieve any particular return for our investment portfolio in the future. In particular, we structure our investments to take into account and appropriately match our anticipated liabilities under our reinsurance contracts. We have entered into the Investment Management Agreements with Brookfield and, while we will establish the terms of the mandates and establish investment guidelines, Brookfield will generally have discretion over how investments are made and will manage our investments covered by those agreements. Our reliance on Brookfield as an investment manager, including under the Investment Management Agreements, is expected to result in us, among other things, investing in or alongside vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements, which we refer to collectively as Brookfield Accounts) managed by Brookfield and/or related parties, as well as in securities and loans issued by portfolio companies and assets of Brookfield Accounts. In addition, under the Support Agreement our company has agreed that, for so long as the Support Agreement is in place, subject to applicable regulatory approval and to approval by their respective board of directors, our operating businesses are expected to, from time to time, appoint Brookfield as investment manager and will not appoint any other person to provide any investment management services without the prior consent of Brookfield. If our investments underperform or if they are not adequately structured to match our liabilities, we may be forced to liquidate investments prior to maturity at a significant loss or we may be forced to reinvest cash flows from our investments at a potentially lower yield than anticipated. Additionally, a portion of our investment portfolio is considered less liquid and may be more difficult to value. As a result, we may fail to properly value, and may not be able to realize our full carrying value in, such instruments.
The success of any investment activity is affected by general economic conditions. General economic conditions may materially and adversely affect the markets for corporate debt securities and structured securities such as commercial mortgage-backed or other asset backed securities. Unexpected volatility or illiquidity in the markets in which we directly or indirectly hold positions could materially and adversely affect us.
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
Interest rates have a significant impact on our business and on consumer demand for our products. Substantial and sustained increases or decreases in market interest rates could materially and adversely affect our business, financial condition, results of operations, liquidity and cash flows. Over the first few quarters of 2022, inflation continued to elevate, prompting increases in interest rates by central banks and a widening of credit spreads reflecting ongoing recession concerns. Over the course of 2022, many governmental authorities and central banks responded to inflationary pressure, generally through more restrictive monetary policy, such as increasing target interest rates.
Rapidly rising interest rates could result in reduced persistency of our spread-based products if contract holders shift assets into higher yielding investments. Increasing rates on other insurance or investment products offered by competitors may also lead to higher surrenders by customers within certain segments of our U.S. direct insurance business. We may react to market conditions by increasing crediting rates, which narrows our “spread,” or the difference between the amounts we earn on investments and the amount we must pay under our contracts. In addition, an increase in market interest rates could reduce the value of certain of our investments held as collateral under reinsurance agreements and require us to provide additional collateral, thereby reducing our available capital and potentially creating a need for additional capital which may not be available to us on favorable terms, or at all.

During periods of prolonged low interest rates, investment earnings may be lower because the interest earned on fixed income investments will likely have declined with the market interest rates, which in turn may impact the performance of our business. Although during such periods we may seek to mitigate the impact of low interest rates through actions such as reducing the guaranteed minimum crediting rates on new fixed annuity contracts and reducing crediting rates on in-force contracts, where permitted to do so, there is no guarantee that such actions may completely offset the impact of a low interest rate, and our sales volume may be negatively impacted as a result. Our ability to decrease product crediting rates in response may be limited by market and competitive conditions and by regulatory or contractual minimum rate guarantees. In a low interest rate environment, we may also be forced to reinvest proceeds from investments that have matured or have been prepaid or sold at lower yields, which will reduce our “net investment spread” or the difference between the amounts that we are required to pay under the contracts in our general account and the rate of return we earn on general account investments intended to support the obligations under such contracts. A decline in market interest rates or credit spreads could have an adverse effect on our investment income as we invest cash in new investments that may earn less than the portfolio’s average yield. Furthermore, a low-interest rate environment with reduced investment market returns could encourage alternative capital providers to enter the insurance market in order to achieve higher returns. This could have the effect of increasing the level of competition in the insurance market and applying pressure on premiums, which could affect the gross written premium that we are able to generate.
A gradual increase in longer-term interest rates relative to short-term rates generally will have a favorable effect on the profitability of products within our U.S. direct insurance business – particularly interest-sensitive life insurance and fixed annuities.
While we maintain a diversified investment portfolio comprised of assets with various maturities to support product liabilities and ensure liquidity and use asset liability management processes to mitigate the effect on our spreads of changes in interest rates, they may not be fully effective.
The interest rate environment affects estimated future profit projections, which could impact the amortization of our deferred policy acquisition costs ("DAC") assets and the estimates of policyholder liabilities within our U.S. domestic insurance business. Significantly lower future estimated profits may cause us to accelerate the amortization of DAC or require us to establish additional policyholder liabilities, thereby reducing earnings. We periodically review assumptions with respect to future earnings to ensure they remain appropriate considering the current interest rate environment.
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
Interest rate fluctuations and other events may require us to accelerate the amortization of DAC.
When interest rates rise, life and annuity surrenders and withdrawals may increase as policyholders seek to buy products with higher or perceived higher returns, impacting estimates of future profits. When interest rates fall, we would have the opposite effect. Significantly lower future profits may cause us to accelerate DAC amortization, and such acceleration could adversely affect our results of operations to the extent such amortization exceeds any surrender or other charges earned as income upon surrender and withdrawal.
Inflation may adversely reduce the profitability of our businesses and results of operations.
Continued rising inflation could adversely impact returns on our investment portfolio and results of operations. The effects of inflation can increase expense risk, resulting in increased costs in servicing and maintaining insurance, savings or reinsurance contracts, including direct expenses and allocations of overhead costs. Failure to accurately factor in higher inflation in our pricing assumptions may result in mispricing of our businesses’ products, which could materially and adversely impact our results of operations. In addition, inflation can also impact our investment portfolio rate of return and corresponding investment income.
Our valuation of securities and investments, as well as the determination of the amount of allowances and impairments taken on our investments are subjective and, if changed, could materially and adversely affect our results of operations or financial condition.
Valuations of the investments, including any property received in exchange for any investments, that are calculated will be done in good faith in accordance with guidelines prepared in accordance with IFRS or U.S. GAAP. Valuations are subject to determinations, judgments, projections and opinions, and third parties or investors may disagree with such valuations. Accordingly, the carrying value of an investment will not necessarily reflect the price at which the investment could be sold in the market, and the difference between carrying value and the ultimate sales price could be material. Brookfield generally will not, unless otherwise required to pursuant to applicable law and/or regulation, seek an independent view, opinion, support and/or appraisal for such valuation determinations, including in situations where Brookfield has different economic interests in our company.
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
Our investments are subject to credit risk, market risk, servicing risk, loss from catastrophic events and other risks, which could diminish the value that we obtain from such investments.
Our investments are impacted by various economic conditions and events outside of our control that are difficult to quantify or predict, which may have a significant impact on the valuation of our investments and, therefore, on the investment income we realize and our results of operations and financial condition.

Our investments are subject to risks of changes in market values and credit defaults. Periods of macroeconomic weakness or recession, volatility or disruption in the financial and credit markets could increase these risks and could potentially result in impairment of assets in our investment portfolio. In addition, the impact of political developments or tension, including any resulting sanctions, trade barriers or other restrictive actions that may be imposed by countries against governmental or other entities in other countries, also could lead to disruption, instability and volatility in the global markets, which may have an impact on our investments across negatively impacted sectors or geographies.
We are also subject to the risk that cash flows generated from the collateral underlying the structured products we own may differ from our expectations in timing or amount. In addition, many of our classes of investments, but in particular our alternative investments, may produce investment income that fluctuates significantly from period to period. Any event reducing the estimated fair value of these securities, other than on a temporary basis, could have a material and adverse effect on our business, results of operations, financial condition, liquidity and cash flows.
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
We are subject to extensive insurance laws and regulations that affect nearly every aspect of our business. We are also subject to additional laws and regulations administered and enforced by a number of different governmental authorities in the jurisdictions in which we operate. See Item 4.B “Business Overview – Regulatory Framework”.
The laws and regulations applicable to us are complex and subject to change, and compliance is time consuming and personnel intensive. Changes in these laws and regulations, or interpretations by courts or regulators, may materially increase our costs of doing business and may result in changes to our practices that may limit our ability to grow and improve our profitability. Regulatory developments or actions against us could have material adverse financial effects and could harm our reputation. Among other things, we could be fined, prohibited from engaging in some or all of our business activities, or made subject to limitations or conditions on our business activities.
We face the risk that any particular regulator’s or enforcement authority’s interpretation of a legal issue may conflict with that of another regulator or enforcement authority or may change over time to our detriment. Regulatory investigations and examinations, which can be broad and unpredictable, may raise issues not identified previously and could result in new legal actions against us and industry-wide regulations that could adversely affect us. Further, we are experiencing increasing information requests from regulators without corresponding direct regulation being applicable to us, on issues such as climate change, diversity and our investments in certain companies or industries. Responding to such requests adds to our compliance costs.
Insurance company supervision and regulation is generally intended for the benefit of policyholders and creditors rather than shareholders or other investors of the business. Among other things, the insurance laws and regulations applicable to us may:
•impose rules and restrictions on the marketing, distribution, administration and amendment of our annuity products and insurance policies;
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
•regulate transactions, including investments in or transactions with affiliates or related parties and intra-group guarantees;
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
Lastly, international standards continue to emerge in response to the globalization of the insurance industry and evolving standards of regulation, privacy, solvency measurement and risk management. Any international conventions or mandates that directly or indirectly impact or influence the nature of regulation or industry operations in the jurisdictions in which we operate could negatively affect us.
Change of control approvals required by insurance laws and regulations in certain of the jurisdictions in which we operate could discourage or inhibit takeovers, potential acquisition proposals, business combinations or other change of control transactions.
Under U.S. state insurance laws and regulations, no person, corporation or other entity may, directly or indirectly, acquire control of an insurance company, or a controlling interest in any person, corporation or other entity that has a controlling interest in an insurance company, without the prior approval of such insurance company’s domiciliary state insurance regulator. Under most U.S. state insurance laws, the acquisition of, directly or indirectly, 10% or more of the voting securities of an insurance company or any company that owns or controls 10% or more of the voting securities of an insurance company is presumptively considered to be an acquisition of control, although such presumption may be rebutted by a showing that control does not in fact exist. The applicable state insurance regulator may also find that control exists in circumstances in which a person owns or controls, directly or indirectly, less than 10% of the voting securities of an insurance company. Accordingly, for so long as our company owns or controls 10% or more of the voting securities of any U.S. domiciled insurance company (such as the insurance subsidiaries of AEILIC, the insurance subsidiaries of American National or, assuming the Argo Group Acquisition is consummated, the insurance subsidiaries of Argo Group), the acquisition of 10% or more of our voting securities (comprised of our class A exchangeable shares and class B shares) would require the prior approval of the U.S. state insurance regulator in each U.S. state in which such U.S. insurance company is domiciled.
Under applicable insurance laws and regulations of Canada, prior approval from the Minister of Finance (Canada) is required for any direct or indirect change of control of any Canadian-domiciled insurance company (such as BAC). In addition, holders of our class A exchangeable shares are subject to notification requirements with the Bermuda Monetary Authority following the acquisition of 10% or more of our voting securities. In addition, there is a requirement to notify CIMA of any acquisition of more than 10% of our issued share capital or our voting securities. See Item 4.B “Business Overview — Regulatory Framework”.
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
Our company’s acquisitions, dispositions and other transactions may be subject to approval by regulatory authorities in one or more jurisdictions in which we, or our counterparties, operate that are beyond our company’s control and may not be satisfied. In particular, many jurisdictions in which our company seeks to invest (or divest) impose government consent requirements on investments by foreign persons. For example, all Canadian-licensed insurers are required to obtain OSFI approval for acquisitions or dispositions of assets representing more than 10% of total assets in a twelve-month period, and approval of the Minister of Finance (Canada) is required for, among other things, any amalgamation with another insurer or any transfer of a licensee’s operations. All Cayman Islands-licensed insurers are required to obtain the prior approval of CIMA in connection with certain transactions, including any transfer of shares (direct or indirect) totaling more than 10% of the issued share capital of the insurer, any amalgamation with another insurer or transfer of a licensee’s insurance operations. All Bermuda-licensed insurers are required to give notice to the BMA of their intention to affect a “material change” within the meaning of the Bermuda Insurance Act, which includes many acquisitions. Similarly, all US-licensed insurers under U.S. state insurance laws, are required to obtain the prior approval of the U.S. state insurance regulator in each U.S. state in which such US-licensed insurers is domiciled for, among other things, the acquisition of, directly or indirectly, 10% or more of the voting securities of the insurer or any company that owns or controls 10% or more of the voting securities of the insurer.
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
Each regulator retains the authority to license insurers in its jurisdiction and an insurer generally may not operate in a jurisdiction in which it is not licensed. The licenses currently held by our insurance subsidiaries are limited in scope with respect to the products that may be sold within the respective jurisdictions. Currently, our insurance subsidiaries maintain licenses in the United States, Bermuda, the Cayman Islands and Canada. Our ability to retain licenses depends on our company’s and our subsidiaries’ ability to meet requirements established by applicable regulators.
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
Any future regulatory changes, including political, regulatory and industry initiatives by state and international authorities, could result in the imposition of significant restrictions on our ability to do business.
Changes to the laws and regulations, and interpretations and enforcement of such laws and regulations, that govern the conduct of our business could adversely affect our operations and profitability. In addition, legislation and other regulatory initiatives taken or which may be taken in response to conditions in the financial markets, global supervision and other factors may lead to additional regulation of the insurance industry in the coming years. Such changes could increase our regulatory and compliance burden, resulting in increased costs, or limit the type, amount or structure of compensation arrangements into which we may enter with certain of our associates, which could negatively impact our ability to compete with other companies in recruiting and retaining key personnel. Changes in regulatory approval processes, rules and other dynamics in the regulatory process could adversely impact our ability to react to such changing conditions. We cannot predict what proposals may be made, what legislation or regulations may be introduced or enacted, or what impact any future legislation or regulations may have on our business, results of operations and financial condition. In addition, changes in the laws or regulations to which our insurance and reinsurance subsidiaries are subject or in the interpretation thereof by enforcement or regulatory agencies as well as increased monitoring compliance by international bodies of certain jurisdictions in which Brookfield operates could have a material adverse effect on our business and cause reputational damage to our operating subsidiaries.
Further, as insurance industry practices and legal, judicial, social and other conditions outside of our control change, unexpected issues related to claims and coverage may emerge. These changes may include modifications to long established business practices or policy interpretations, which may adversely affect us by extending coverage beyond our underwriting intent or by increasing the type, number or size of claims. For example, in January 2019, NYDFS issued Circular Letter No. 1, in which the department set out its views concerning the use of external consumer data sources in the underwriting of life insurance. NYDFS contends that external data sources can be unreliable and that many are not subject to regulatory oversight. Circular Letter No. 1 further highlights two particular areas of immediate concern for NYDFS involving the use of external data sources by life insurers. First, the department states that the use of external data sources has a significant potential to negatively impact protected classes of consumers in violation of state and federal anti-discrimination laws, and that insurers should not use an external data source unless the insurer can prove that such source does not violate anti-discrimination laws. Second, NYDFS contends that an insurer’s use of external data sources is often accompanied by a lack of transparency to consumers, which may implicate unfair trade practice law. Other states may undertake regulatory efforts similar to Circular Letter No. 1. For example, on July 6, 2021, the governor of Colorado signed Senate Bill 21-169, which also regulates an insurer’s use of external consumer data and information sources. In addition, the NAIC formed a committee on race and insurance which is focused on underwriting practices that may be an unintentional proxy for discrimination. As a result of these regulatory efforts, there is a great deal of uncertainty whether traditional underwriting criteria will be restricted by new state laws or regulations. Such regulatory efforts may significantly hinder our use of technological and innovative advances to underwrite and price life insurance accurately and deter the use of what is commonly called “big data” in the underwriting of property and casualty insurance.

A decrease in applicable capital ratios/calculations of our insurance subsidiaries could result in increased scrutiny by insurance regulators and rating agencies and have a material adverse effect on our results of operations and financial condition.
In any particular year, statutory surplus amounts and applicable capital ratios in respect of our insurance subsidiaries, may increase or decrease depending on a variety of factors, including the amount of statutory income or losses generated by the insurance subsidiary (which itself is sensitive to equity market and credit market conditions), recognition of write-downs or other losses on investments held in our investment portfolio, the amount of additional capital such insurer must hold to support business growth, changes in equity market levels, the value and credit ratings of certain fixed income and equity securities in its investment portfolio, the value of certain derivative instruments that do not receive hedge accounting and changes in interest rates, as well as changes to the applicable capital formulas and the interpretation of the applicable regulator’s instructions with respect to capital calculation methodologies. Our financial strength and credit ratings are significantly influenced by statutory surplus amounts and the capital ratios of our insurance subsidiaries. In addition, rating agencies may implement changes to their own internal models, which differ from the prescribed capital models in Canada, Cayman Islands, Bermuda or the United States, as applicable, that have the effect of increasing or decreasing the amount of statutory capital our insurance subsidiaries should hold relative to the rating agencies’ expectations. Under stressed or stagnant capital market conditions and with the aging of existing insurance liabilities, without offsets from new business, the amount of additional statutory reserves that an insurance subsidiary is required to hold may materially increase. This increase in reserves would decrease the statutory surplus available for use in calculating the relevant subsidiary’s required capital ratio(s). To the extent that the capital ratios of any of our insurance subsidiaries are deemed to be insufficient, we may seek to take actions to increase the capitalization of that subsidiary or to reduce the capitalization requirements. If we were unable to accomplish such actions, the rating agencies may view this as a reason for a ratings downgrade. The failure of our insurance subsidiaries to meet their respective capital requirements or any other applicable minimum capital and surplus requirements could subject them or us to further examination or corrective action imposed by insurance regulators, including limitations on the ability to write additional business, supervision by regulators or seizure or liquidation. Any corrective action imposed could have a material adverse effect on our business, results of operations and financial condition. A decline in the capital ratios of any our insurance subsidiaries, whether or not such decline results in a failure to meet the applicable capital requirement, may limit the ability of that subsidiary to make dividends or distributions to us, could result in a loss of new business, or could be a factor in causing ratings agencies to downgrade financial strength ratings, each of which could have a material adverse effect on our business, results of operations and financial condition. Moreover, future revisions to the applicable capital calculations relevant to our insurance subsidiaries could result in a reduction in those capital ratios below certain prescribed levels, and in case of such a reduction we may be required to hold additional capital in the applicable insurance subsidiary.
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
Additionally, governments and regulatory bodies may take unpredictable action to ensure continued supply of insurance, particularly where a given event leads to withdrawal of capacity from the market. For example, regulators may seek to force us to offer certain covers to (re)insureds, constrain our flexibility to apply certain terms and conditions or constrain our ability to make changes to the pricing of our contracts. There can be no assurance as to the effect that any such governmental or regulatory actions will have on the financial markets generally or on our competitive position, business and financial condition. See Item 3.D “Risk Factors — Risks Relating to Regulation — Any future regulatory changes, including political, regulatory and industry initiatives by state and international authorities, could result in the imposition of significant restrictions on our ability to do business.”
The reinsurance and insurance regulatory framework and legislation enacted in Bermuda and the Cayman Islands as to economic substance may affect our operations.
Bermuda and the Cayman Islands are each on the European Union’s “whitelist” of cooperative tax jurisdictions, having delivered on the commitments each jurisdiction made to the European Union in 2019 to further enhance their respective regulatory and transparency frameworks. The European Commission has proposed sanctions against non-cooperative tax jurisdictions, including restrictions on certain European sovereign wealth funds channeling funds through entities domiciled in non-cooperative jurisdictions. If, in the future, the classification of either jurisdiction changes, so that Bermuda or the Cayman Islands is again included on the European Union’s non-cooperative jurisdictions list, the ability of certain European sovereign wealth funds to invest in our business may be limited. In the future, individual European Union member states may also apply sanctions against non-cooperative jurisdictions. If, in the future, the classification of either jurisdiction changes and Bermuda or the Cayman Islands is again included on the non-cooperative jurisdictions list, and these or other sanctions are implemented, we cannot guarantee that such sanctions will not have a material and adverse impact on our business.
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
In each jurisdiction, an in-scope entity which is engaged in any one or more of the “relevant activities” must satisfy an economic substance test, by performing core income-generating activities in the jurisdiction, being directed and managed in an appropriate manner in the jurisdiction and, having within the jurisdiction (i) an adequate amount of operating expenditure incurred in each jurisdiction, (ii) an adequate physical presence (under the Cayman ESA plant, property and equipment) and (iii) an adequate number of qualified full-time employees or other personnel.

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
Both NER Ltd. and NER SPC have full time employees based in Bermuda and the Cayman Islands, as the case may be, to run their respective reinsurance businesses in those jurisdictions. Under Bermuda law, non-Bermudians (other than spouses of Bermudians and holders of permanent residents’ certificates) generally may not engage in any gainful occupation in Bermuda without a valid government work permit (with certain exceptions). The position is substantially the same in the Cayman Islands. A Bermuda work permit is generally granted or renewed upon showing that, after proper public advertisement, no Bermudian, spouse of a Bermudian, or holder of a permanent resident’s certificate who meets the minimum standards reasonably required by the employer has applied for the job. The position is substantially the same in the Cayman Islands. Bermuda work permit terms that are available for request range from three months to five years. Should NER Ltd. or NER SPC, as the case may be, at any point, not be able to recruit suitable Bermudian or Caymanian employees, as the case may be, or obtain work permits for prospective non-Bermudian or non-Caymanian employees, NER Ltd. and/or NER SPC may not be able to use their services, which could have a material adverse effect on our business, financial condition and results of operations.
An adverse change in our regulatory requirements, including risk-based capital, could materially adverse affect our business, results of operations and financial condition.
The U.S. state domiciled insurance subsidiaries of American National are subject to the NAIC’s RBC standards and other minimum statutory capital and surplus requirements imposed under the laws of their respective states of domicile. The failure of such insurance subsidiaries of American National to meet applicable RBC requirements or minimum statutory capital and surplus requirements could subject them to further examination or corrective action imposed by state insurance regulators, including limitations on their ability to write additional business, or the addition of state regulatory supervision, rehabilitation, seizure or liquidation. Additionally, the RBC ratio of an insurance subsidiary of American National would be negatively impacted by future increases in our statutory reserves. Future declines in the RBC ratio of an insurance subsidiary of American National could result in heightened supervision and regulatory action.
Regulatory regimes and changes to accounting rules may adversely impact our financial results irrespective of business operations.
Accounting standards and regulatory changes may require modifications to our accounting principles, both prospectively and for prior periods, and such changes could have an adverse impact on our financial results. Required modification of our existing principles, and new disclosure requirements, could have an impact on our results of operations and increase our expenses in order to implement and comply with any new requirements. Future changes to U.S. GAAP (we transitioned to U.S. GAAP beginning on January 1, 2023) or Statutory Accounting Principles could impact our product profitability, reserve and capital requirements, financial condition or results of operations.

Risks Relating to Our Relationship with Brookfield
Individuals who are members of the Partnership and also executives of Brookfield will exercise influence over our company and over any decisions requiring shareholder approval.
For close to 50 years, executives of Brookfield have held a substantial portion of their investment in Brookfield Class A Shares, as well as stewardship of the Brookfield Class B Shares, in partnership with one another, which we refer to as the “Partnership”. Members of the Partnership include both current and former senior executives of Brookfield, each a “Partner” and collectively, the “Partners”. The Class B Partners, who have been designated by the Partnership, hold as a group all of our outstanding class B shares through the BNRE Partnership. See Item 7.A “Major Shareholders”. As the sole holder of the class B shares, the Class B Partners, through the BNRE Partnership, are entitled to elect one-half of our board and approve all other matters requiring shareholder approval. In addition, pursuant to the Administration Agreement, at our request, Brookfield provides the services of our Chief Executive Officer, Chief Financial Officer and our Chief Investment Officer. As a result, senior executives of Brookfield have oversight and influence over our company, including with respect to decisions relating to our capital structure or undertaking other extraordinary transactions. Given our ownership structure, the rationale for our formation and because each exchangeable share has been structured with the intention of providing an economic return equivalent to one Brookfield Class A Share, and as a result of the financial and other support Brookfield provides us, the interests of our company and Brookfield Corporation are strongly aligned. As a result, Brookfield’s fiduciary duty to us and the manner in which it manages our investment activities will be different than the fiduciary duty it has with respect to and the manner in which it managers other Brookfield Accounts’ investment activities. See Item 7.B “Related Party Transactions” and Item 3.D “Risk Factors — Risks Relating to Our Relationship with Brookfield — Our organizational, ownership and operational management structure, and investment management relationship with Brookfield, give rise to conflicts of interest”. Nevertheless, the interests of the Class B Partners could differ from or conflict with the interests of our other shareholders in circumstances that we cannot foresee.
We depend on Brookfield under the Administration Agreement and the Investment Management Agreements and the departure of some or all of Brookfield’s professionals could prevent us from achieving our objectives.
We rely on Brookfield with respect to the provision of certain administrative services, as described in Item 10.C “Material Contracts — The Administration Agreement”. This means that our day-to-day operational matters and management, including the roles of our Chief Executive Officer, Chief Financial Officer and Chief Investment Officer, will be dependent, in part, upon Brookfield’s ability to successfully hire, train, supervise, manage and retain its personnel and its ability to maintain its operating systems. The Administration Agreement does not require Brookfield to maintain the employment of any of its professionals or to cause any particular professionals to provide services to us or on our behalf. In addition, the employees of Brookfield that provide services to our company are not required to have as their primary responsibility the administration of our company or to act exclusively for our company. If our company were to lose the services provided by Brookfield, or if Brookfield fails to perform its obligations under the Administration Agreement, we may experience a material adverse impact on our business operations. We may be unable to duplicate the quality and depth of the services available to our company by handling such services internally or by retaining another service provider. Further, if our company were to lose the services provided by Brookfield, we may be forced to commence a search and to hire a new Chief Executive Officer, Chief Financial Officer or Chief Investment Officer. Any such process may prove lengthy and expensive and we may not be able to find a suitable replacement for some time due to the intense competition for skilled employees and where such a replacement is found it may be at a higher cost to our company. The inability to find a suitable replacement, or to find a suitable replacement at a comparable cost, could have a material adverse effect on our business operations.

The services provided by Brookfield pursuant to the Administration Agreement are provided on a cost-recovery basis. Therefore, if Brookfield should cease for whatever reason to provide such services, the cost of obtaining substitute services will likely be greater, and this may adversely affect our company’s ability to meet its objectives and execute its strategy which could materially and adversely affect our cash flows, operating results and financial condition and our ability to make distributions to shareholders. In addition, for so long as the Support Agreement is in place, we have agreed not to appoint any direct competitor of Brookfield Corporation for the provision of any material administrative services or support services, including the provision of the services of any executive officer or senior management function, without the prior written consent of Brookfield. As a result, if Brookfield should cease for whatever reason to provide the services we require under the Administration Agreement, we would either be required to internalize such services, or look to hire a service provider other than a direct competitor to Brookfield Corporation.
In addition, we rely on Brookfield as an investment manager under the Investment Management Agreements. As a result of the Brookfield Arrangement, Brookfield Corporation holds a 75% interest in the Asset Management Company that provides these services. Accordingly, the Asset Management Company may not be economically fully aligned with our company in performing this function. Brookfield is not required to maintain the employment of any of its professionals or to cause any particular professionals to provide services to us or on our behalf. In addition, the employees of Brookfield that provide services to our company are not required to have as their primary responsibility the provision of investment management services to our company or to act exclusively for our company. Brookfield may provide similar services to other companies, including those who compete with us. If our company were to lose the investment management services provided by Brookfield, or if Brookfield fails to perform its obligations under the Investment Management Agreements adequately, we may experience a material adverse impact on our business operations. Our company has a limited ability to terminate our agreements entered into with Brookfield without Brookfield’s consent.
Our company has a limited ability to terminate our agreements entered into with Brookfield without Brookfield’s consent. For example, our company is not entitled to terminate the Administration Agreement unilaterally unless there is a material breach or default by Brookfield Corporation or Brookfield Corporation is insolvent. If Brookfield’s performance under its agreements with us does not meet the expectations of our shareholders, or we are unable to terminate agreements restricting how we can conduct our business, the market price of our exchangeable shares could suffer. Item 10.C “Material Contracts”.

While we will seek to leverage our relationship with Brookfield to access its investment management and asset allocation capabilities, there can be no assurance we will be able to achieve all the advantages we are seeking through such relationship.
In order for our company to execute our vision of being a leading reinsurer of liabilities and earn attractive risk-adjusted returns within our business, we will seek to leverage our relationship with Brookfield by, among other things, taking advantage of Brookfield’s core attributes as a leading global asset management company (see Item 7.B “Related Party Transactions” for further information). We are a party to the Investment Management Agreements with the Asset Management Company in which Brookfield Corporation holds a 75% interest. Under these arrangements, the Asset Management Company has discretion over how certain investments are made and we cannot be assured as to how the Asset Management Company will manage our investments. As a result of the Brookfield Arrangement, the Asset Management Company is not fully economically aligned with our company, despite Brookfield Corporation continuing to hold a 75% interest. In addition, under the Support Agreement our company has agreed that, for so long as the Support Agreement is in place, subject to applicable regulatory approval and to approval by their respective board of directors, our operating subsidiaries are expected to, from time to time, appoint Brookfield as investment adviser and not appoint any other person to provide any investment management services without the prior consent of Brookfield. In addition, Brookfield Corporation has agreed that it will, or will cause the appropriate Brookfield entity to, accept such appointment. However, beyond the Investment Management Agreements, Brookfield does not have an agreement to provide our company with access to its investment management and asset allocation capabilities, institutional relationships or any other opportunities. As such, our company cannot be assured that we will be able to successfully derive all of the intended benefits of our relationship with Brookfield, which could have an adverse effect on our financial and operational results and our growth strategy.
Our organizational, ownership and operational management structure, and investment management relationship with Brookfield, give rise to conflicts of interest.
Our organizational, ownership and operational management structure, and investment management relationship with Brookfield, give rise to conflicts and conflicts of interest considerations, and result in Brookfield having a different fiduciary duty, and managing our company’s investment activities in a different manner, relative to the fiduciary duty that Brookfield has, and the manner in which Brookfield manages the investment activities of other Brookfield Accounts. As noted elsewhere, each exchangeable share has been structured with the intention of providing an economic return equivalent to one Brookfield Class A Share and we therefore expect that the market price of our exchangeable shares will be impacted by the market price of the Brookfield Class A Shares and the business performance of Brookfield Corporation. Distributions on our exchangeable shares will be paid at the same time and in the same amount as dividends on the Brookfield Class A Shares to provide holders of our exchangeable shares with an economic return equivalent to holders of Brookfield Class A Shares. In addition, Brookfield Corporation owns all of the issued and outstanding class C shares, which are entitled to the residual economic interest in our company after payment in full of the amount due to holders of our class A exchangeable shares, class A-1 exchangeable shares and our class B shares (consisting of any declared and unpaid distributions, and the delivery of Brookfield Class A Shares or the cash equivalent on a redemption or liquidation) and subject to the prior rights of holders of our Preferred Shares. Except for the right to approve changes to the terms of the exchangeable shares and the Rights Agreement, or except where otherwise required by law, holders of exchangeable shares are not expected to receive an opportunity to consent to transactions involving Brookfield. Brookfield’s investment management and other decisions on our behalf will take into account this economic equivalence and the fact that holders of our exchangeable shares will benefit from the performance of other Brookfield Accounts and Brookfield more generally. As a result, the scope of Brookfield’s fiduciary duties to us under our Investment Management Agreements with Brookfield are different than that which Brookfield has to other Brookfield Accounts.

In addition to our organizational and ownership structure, we rely on Brookfield for both operational and financial support. For example, we rely on Brookfield to (i) serve as our investment manager pursuant to certain Investment Management Agreements; (ii) provide our Chief Executive Officer, Chief Financial Officer and Chief Investment Officer; and (iii) provide additional operational and financial support pursuant to the Support Agreement, Credit Agreement and Equity Commitment, as applicable. Our overall objective of leveraging Brookfield’s experience, expertise, broad reach, relationships and position in the markets for, among other things, investments opportunities and deal flow, will result in us, among other things, investing in or alongside Brookfield-sponsored vehicles, insurance companies, consortiums, partnerships (including private funds, joint ventures and similar arrangements), and assets and/or portfolio companies managed by Brookfield and/or its related parties (collectively, “Brookfield Accounts”), as well as in acquisition financing and other loans to, leases and lease back transactions and insurance contracts and debt and equity securities issued by, Brookfield Accounts, including those in which Brookfield has an economic interest, and “warehousing” certain investments on behalf of Brookfield Accounts in which Brookfield expects to invest. Moreover, Brookfield’s management of its broader platform, including the activities of and other considerations relating to Brookfield Accounts, give rise to conflicts of interest relating to (i) the allocation of investment opportunities between our company, on the one hand, and other Brookfield Accounts, on the other hand, (ii) affiliate and related party transactions between Brookfield and Brookfield Accounts, (iii) investments by our company and other Brookfield Accounts in different parts of a company’s or asset’s capital structure, (iv) the management of potentially adverse situations between our company and Brookfield and other Brookfield Accounts, on the other hand, and (v) Brookfield’s economic interest in Brookfield Accounts and these activities (including via compensation arrangements) and related considerations.
As a result of our organizational and ownership structure (in particular the structure of the exchangeable shares described above) and our broader operational and financial agreements with Brookfield, the scope of our advisory relationship with Brookfield is different than its advisory relationship with other Brookfield Accounts, and there will be different risks applicable to us compared to other Brookfield Accounts. While Brookfield will act in our best interest consistent with our overall investment mandate and objectives (taking into account, among others, our obligations to insurance companies and pursuing an investment portfolio that is suitable for our company from a risk-return perspective), Brookfield expects to manage our investment accounts similar to how it manages itself and its wholly-owned subsidiaries, particularly in connection with investments that give rise to conflicts of interest considerations vis-à-vis other Brookfield Accounts. Given this management approach, Brookfield manages our investment activities differently than how it manages the investment activities of other Brookfield Accounts (and differently than it would have under different circumstances under which Brookfield did not have other Brookfield Accounts). This management approach affects, among other things, the type of investment opportunities that are allocated to us, how Brookfield addresses conflicts of interest that arise in managing our investments and other activities, the provision of financing and refinancing arrangements, and/or other transactions between Brookfield and other Brookfield Accounts, on the one hand, and us, on the other hand.
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

Brookfield has also implemented policies and procedures governing regulatory consent requirements for transactions involving our accounts, including insurance or reinsurance companies or cedant accounts that comprise the asset pool backing a reinsurance arrangement (which may include Brookfield assets) (collectively, the “BNRE Related Account Group”) that raise conflicts of interest considerations relating to cross and principal transactions. Among others, these include:
1.Asset transfers within the BNRE Related Account Group, including purchases and sales of investments among our company and cedant accounts (“Related Account Group Transactions”);
2.BNRE Related Account Group investments in securities issued by and loans to Brookfield-controlled assets and/or portfolio companies, including assets and portfolio companies in which Brookfield has an interest;
3.BNRE Related Account Group commitments to invest in Brookfield-managed funds; and
4.Transfers of assets from Brookfield to the BNRE Related Account Group, including cedant accounts, including upon the opening of such accounts (2 through 4 collectively, “Cross Account Group Transactions”).
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
Brookfield does not expect to seek consent for Related Account Group Transactions in the ordinary course because Brookfield believes such transactions are not cross or principal transactions. Rather, Brookfield believes these asset transfers are transactions effected at fair market value or statutory book value within a single economic group, in accordance with Brookfield’s valuation and accounting policies and procedures, which do not impact the expected return of any reinsurance counterparties within the BNRE Related Account Group. Additionally, third-party cedants do not bear the economic risk relating to the cedant accounts but, rather, are owed a guaranteed return by the applicable reinsurance subsidiary of our company and have a right to access underlying investments in the accounts to the extent such reinsurance subsidiary defaults on its payment obligations under the terms of the applicable reinsurance treaty. Our company therefore holds all of the economic risk in connection with any Related Account Group Transaction. These policies and procedures for managing conflicts will be different than the approach Brookfield takes for its other advisory clients.
Given the following factors, we expect that our and our shareholders’ interests and Brookfield’s interests will be strongly aligned: (i) our organizational and ownership structure, (ii) the rationale for our formation, (iii) the fact that each exchangeable share is structured with the intention of providing an economic return equivalent to one Brookfield Class A Share and be convertible into the same, and (iv) the financial and other support Brookfield is providing to us through various support agreements. Moreover, we believe that Brookfield’s interests in managing its other Brookfield Accounts (including ones in which we invest) in accordance with its fiduciary duties to them strongly align with our own interests and that prioritizing other Brookfield Accounts (including ones in which we invest) is ultimately in our and our shareholders’ best economic interest as the potential benefits that would accrue to Brookfield and its shareholders would similarly accrue equally to us and our shareholders. See Item 7.B “Related Party Transactions”.

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
We have operations in various countries that have differing tax laws and rates. Our tax reporting is supported by current domestic tax laws in the countries in which we operate and the application of tax treaties between the various countries in which we operate. Our income tax reporting is subject to audit by domestic and foreign authorities. Our effective tax rate may change from year to year based on changes in the mix of activities and income earned among the different jurisdictions in which we operate, changes in tax laws in these jurisdictions, changes in the tax treaties between various countries in which we operate, changes in our eligibility for benefits under those tax treaties, and changes in the estimated values of deferred tax assets and liabilities. Tax laws, regulations, and administrative practices in various jurisdictions may be subject to significant change, with or without notice, due to economic, political, or other conditions, and significant judgment is required in evaluating and estimating our provision and accruals for these taxes. Such changes could result in a substantial increase in our aggregate tax liability and the effective tax rate on all or a portion of our income.
In recent years, the OECD, with the support of the G20, has developed proposals to address perceived base erosion and profit shifting (“BEPS”). BEPS refers to tax planning strategies that exploit gaps and mismatches in tax rules to artificially shift profits to locations with low or no tax and little or no economic activity, for the purpose of reducing a multinational group’s aggregate tax liability. In 2021, the OECD/G20 Inclusive Framework on BEPS published a statement updating and finalizing the key components of a “two pillar” plan for global tax reform, as agreed among a number of countries across the globe. Pillar I addresses tax nexus and the allocation of profits for tax purposes. Under Pillar II, a global minimum tax at the rate of 15% would be imposed on certain companies whose revenues exceed a threshold. In December 2022, the member states of the European Union unanimously voted to adopt the OECD’s minimum tax rules and phase them into national law, and in February 2023 the OECD released technical guidance on the global minimum tax which was agreed by consensus of the BEPS 2.0 (Pillars I and II) signatory jurisdictions. Under the European Union’s minimum tax directive, member states are to adopt domestic legislation implementing the minimum tax rules effective for periods beginning on or after December 31, 2023, with the “under-taxed profit rule” to take effect for periods beginning on or after December 31, 2024. Legislatures in multiple countries outside of the European Union have also drafted legislation to implement the OECD’s minimum tax proposal. As a result of these developments, the tax laws of certain countries in which we and our affiliates do business could change on a prospective or retroactive basis, and any such changes, including the adoption of the global minimum tax rules, could have a material adverse effect on our aggregate tax liability and effective tax rate in the future.

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
The exchange of class A exchangeable shares for Brookfield Class A Shares pursuant to the exercise of the exchange right will result in a disposition of the class A exchangeable shares for Canadian federal income tax purposes. Resident Holders (as defined herein) generally will be subject to Canadian federal income tax on any resulting capital gain as further described under “Certain Material Canadian Federal Income Tax Considerations — Taxation of Holders Resident in Canada”. Non-Resident Holders (as defined herein) generally will not be subject to Canadian federal income tax on any resulting capital gain unless the class A exchangeable shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder as further described under “Certain Material Canadian Federal Income Tax Considerations — Taxation of Holders not Resident in Canada”.
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
There can be no assurance that Canadian federal income tax laws, the judicial interpretation thereof, or the administrative policies and assessing practices of the CRA will not be changed in a manner that adversely affects our shareholders or Brookfield Corporation, our company or their affiliates. Any such developments may have a material adverse effect on our shareholders or the business, financial condition, and operating results of Brookfield Corporation, our company or any of their affiliates.

There can be no assurance that the class A exchangeable shares or Brookfield Class A Shares will continue to be qualified investments for Registered Plans.
Our company and Brookfield Corporation, as applicable, will endeavor to ensure that the class A exchangeable shares and Brookfield Class A Shares, as applicable, continue to be qualified investments for Registered Plans. However, no assurance can be given in this regard. The Tax Act imposes penalties for the acquisition or holding of non-qualified investments by Registered Plans. See Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations — Eligibility for Investment”.
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
The IRS has issued proposed regulations providing guidance on certain aspects of the determination of RPII, including RPII arising from insurance coverage of a person related to a U.S. shareholder of a RPII CFC, as well as certain “cross-insurance” arrangements. Although we continue to evaluate the implications of the proposed regulations, we do not expect the proposed regulations, if finalized as proposed, to cause U.S. Holders to be treated as earning RPII.
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

ITEM 4.    INFORMATION ON THE COMPANY
4.A    HISTORY AND DEVELOPMENT OF THE COMPANY
Overview
Our company was incorporated on December 10, 2020 under the Bermuda Act as an exempted company limited by shares. Our company was established by Brookfield Corporation to own and operate a leading capital solutions business providing insurance and reinsurance services to individuals and institutions. Through its operating subsidiaries, our company offers a broad range of insurance products and services, including life insurance and annuities, and personal and commercial property and casualty insurance. In doing so, we seek to match our liabilities with a portfolio of high-quality investments in order to generate attractive, risk-adjusted returns within our business. We leverage our relationship with Brookfield in order to opportunistically source new business and deploy our capital in assets that are tailored to our investment needs. Our relationship with Brookfield provides us with access to a diverse mix of leading alternative investment strategies that we believe are well-suited for this purpose.
The class A exchangeable shares are listed on the NYSE and the TSX under the symbol “BNRE”.
We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information relating to our company. The site is located at http://www.sec.gov. Similar information can also be found on our website at https://bnre.brookfield.com. In addition to carefully considering the disclosure made in this Form 20-F, shareholders are strongly encouraged to carefully review Brookfield Corporation’s periodic reporting. Brookfield Corporation is required to file reports, including annual reports on Form 40-F, and other information with the SEC. Brookfield Corporation’s SEC filings are available to the public from the SEC’s website noted above. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedar.com. Information about Brookfield Corporation, including its SEC filings, is also available on its website at https://brookfield.com. The information found on, or accessible through, our or Brookfield Corporation’s website does not form part of this Form 20-F. See also Item 10.H “Documents on Display”.
Recent Developments
2023
Argo Group Acquisition
On February 8, 2023, our company entered into a definitive merger agreement with Argo Group, whereby our company will acquire Argo Group in an all-cash transaction valued at approximately $1.1 billion (the “Argo Group Acquisition”).
Argo Group is a distinctive U.S. focused underwriter of specialty insurance products with well-established businesses operating in the property and casualty market. Argo offers a full line of products and services designed to meet the unique coverage and claims handling needs of businesses. Following closing of the Argo Group Acquisition, Argo Group will further diversify our operations by adding a foundational piece to our expanding U.S. property and casualty operations.
The Argo Group Acquisition is expected to close in the second half of 2023, subject to approval by Argo Group shareholders and other closing conditions customary for a transaction of this type, including insurance regulatory approvals in relevant jurisdictions and the expiration of termination of the applicable waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976.

2022
Special Distribution
On December 9, 2022, Brookfield Corporation (formerly Brookfield Asset Management Inc.) completed the public listing and distribution of a 25% interest in its asset management business, through Brookfield Asset Management Ltd. by way of a plan of arrangement (the “Brookfield Arrangement”). The Brookfield Arrangement resulted in the division of Brookfield Asset Management Inc. into two publicly traded companies – Brookfield Corporation and Brookfield Asset Management.
In connection with the Brookfield Arrangement, our company completed the previously announced special distribution (the “Special Distribution”) of shares of Brookfield Asset Management Ltd. to the holders of our company’s class A exchangeable shares and class B shares. Pursuant to the Special Distribution, holders of our class A exchangeable shares and class B shares received one (1) share of Brookfield Asset Management Ltd. for every four (4) class A exchangeable shares or class B shares held as of the record date for the Special Distribution, while retaining their shares of our company. The Special Distribution was completed by way of a return of capital, resulting in a reduction to the par value of the class A exchangeable shares and class B shares of our company in the amount of US$5.481 per share.
Name Change
On December 9, 2022, our company announced that it had changed its name from “Brookfield Asset Management Reinsurance Partners Ltd.” to “Brookfield Reinsurance Ltd.” in order to facilitate continuing alignment between the names of our company and Brookfield Corporation following the completion of the Brookfield Arrangement. Our company’s class A exchangeable shares listed on each of the New York Stock Exchange and the Toronto Stock Exchange also began trading under our new name and trading symbol “BNRE” at market open on December 14, 2022. Our class A exchangeable shares continue to be the economic equivalent of Brookfield Class A Shares and remain exchangeable on a one for one basis.
Appointment of Chief Financial Officer and Chief Investment Officer
On August 11, 2022 our company announced the appointment of Thomas Corbett as Chief Financial Officer and Lorenzo Lorilla as Chief Investment Officer.
American National
On May 25, 2022 our company completed the acquisition of American National in an all-cash transaction valued at approximately $5.1 billion. Under the terms of the transaction, our company acquired all issued and outstanding shares of American National at a price of $190 per share.
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
American National has become the platform for our company’s direct insurance operations in the U.S., including origination of life, annuity and property and casualty insurance policies and is also expected to be the platform for further growth of our company in the United States. American National will maintain its headquarters in Galveston, TX, its presence in League City, TX, and operating hubs in Springfield, MO and Albany, NY.

AEILIC Strategic Partnership
On January 7, 2022, we purchased an additional 6,775,000 shares of common stock of AEL Holdings, bringing our total combined equity interest in AEL Holdings to approximately 18.74% as of the date of this Form 20-F. We acquired the additional shares of AEL Holdings at a price of $37.33 per share, being the adjusted book value of AEL Holdings as of September 30, 2021, for total consideration of approximately $253 million.
2021
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
On October 11, 2021, we announced the closing of our previously-announced transaction to reinsure up to $10 billion of annuity products issued by AEILIC, a subsidiary of AEL Holdings. Under the agreement, our company has reinsured a block of approximately $4 billion of in-force policies and has agreed to reinsure up to an additional approximately $6 billion of AEL Holding’s “IncomeShield” or other mutually agreed liabilities issued by AEILIC on a flow basis. As of December 31, 2022, we had reinsured approximately $1.6 billion of liabilities on a flow basis under the agreement.
4.B    BUSINESS OVERVIEW
Overview
Our company operates a capital solutions business providing insurance and reinsurance services to individuals and institutions. Through its operating subsidiaries, our company offers a broad range of insurance products and services, including life insurance and annuities, and personal and commercial property and casualty insurance. Our business is presently conducted through our subsidiaries under three operating segments, which we refer to as our reinsurance business, our Pension Risk Transfer (“PRT”) business and our direct insurance business.
Direct Insurance
American National has become the platform for our third primary operating line: direct origination of life, annuity and property and casualty insurance policies, which we refer to as direct insurance.
American National, founded in 1905 and headquartered in Galveston, Texas, offers a broad spectrum of products and services through its subsidiaries, which include life insurance, annuities, property and casualty insurance, health insurance, credit insurance, and pension products. The American National companies operate in all 50 states, the District of Columbia and Puerto Rico.
Following closing of the Argo Group Acquisition, we expect that Argo Group will further expand the property and casualty business of our direct insurance operating segment.

Life Insurance
Whole Life. Whole life products provide a guaranteed benefit upon the death of the insured in return for the periodic payment of a fixed premium over a predetermined period. Premium payments may be required for the entire life of the contract, to a specified age or a fixed number of years, and may be level or change in accordance with a predetermined schedule. Whole life insurance includes some policies that provide a participation feature in the form of dividends. Policyholders may receive dividends in cash or apply them to increase death benefits or cash values available upon surrender, or reduce the premiums required to maintain the contract in-force.
Universal Life. Universal life insurance products provide coverage through a contract that gives the policyholder flexibility in premium payments and coverage amounts. Universal life products may allow the policyholder, within certain limits, to increase or decrease the amount of death benefit coverage over the term of the contract and to adjust the frequency and amount of premium payments. Universal life products are interest rate sensitive, and we determine the interest crediting rates during the contract period, subject to policy specific minimums. An equity-indexed universal life product is credited with interest using a return that is based, in part, on changes in an index, such as the Standard & Poor’s 500 Index (“S&P 500”), subject to a specified minimum.
Variable Universal Life. Variable universal life products provide insurance coverage on a similar basis as universal life, except that the policyholder bears the investment risk because the value of the policyholder’s account balance varies with the investment experience of the securities selected by the policyholder held in the separate account.
Credit Life Insurance. Credit life insurance products are sold in connection with a loan or other credit account. Credit life insurance products are designed to pay to the lender the borrower’s remaining debt on a loan or credit account if the borrower dies during the coverage period.
Annuities
Deferred Annuities. A deferred annuity is an asset accumulation product. Deposits are received as a single premium deferred annuity or in a series of payments for a flexible premium deferred annuity. Deposits are credited with interest at our determined rates subject to policy minimums. For certain limited periods of time, usually from one to ten years, interest rates are guaranteed not to change. Deferred annuities usually have surrender charges that begin at issue and reduce over time and may have market value adjustments that can increase or decrease any surrender value. An equity-indexed deferred annuity is credited with interest using a return that is based, in part, on changes in an index, such as the S&P 500, subject to a specified minimum.
Single Premium Immediate Annuity. A Single Premium Immediate Annuity is purchased with one premium payment, providing periodic (usually monthly or annual) payments to the annuitant for a specified period, such as for the remainder of the annuitant’s life. Return of the original deposit may or may not be guaranteed, depending on the terms of the annuity contract.
Variable Annuities. With a variable annuity, the policyholder bears the investment risk because the value of the policyholder’s account balance varies with the investment experience of the separate account investment options selected by the policyholder. Our variable annuity products have no guaranteed minimum withdrawal benefits.
Property and Casualty
Personal Lines. Personal lines include insurance policies sold to individuals for auto, homeowners, and other similar exposures. Auto insurance covers specific risks involved in owning and operating an automobile. Homeowner insurance provides coverage that protects the insured owner’s property against loss from perils. Other personal insurance provides coverage for property such as boats, motorcycles and recreational vehicles, and umbrella protection coverage.

Commercial Lines. Commercial lines are primarily focused on providing insurance to agricultural related operations and small to midsize businesses. This includes property and casualty coverage tailored for a farm, ranch, or other agricultural-related businesses. Commercial auto insurance is typically issued in conjunction with the sale of our policies covering farms, ranches, and businesses and covers specific risks involved in owning and operating motor vehicles. Business owners’ property and liability insurance, workers’ compensation insurance, and other commercial insurance encompassing umbrella protection coverage and other liability coverages, are also offered.
Specialty Markets. Specialty Markets products include renters, mortgage security, aviation, private flood, and credit insurance. Credit insurance provides protection to borrowers and the creditors that extend credit to them against unpaid indebtedness as a result of death, disability, involuntary unemployment, or untimely loss to the collateral securing a personal or mortgage loan.
•Collateral or Creditor Protection Insurance. Collateral or Creditor Protection Insurance provides insurance against loss, expense to recover, or damage to personal property pledged as collateral (typically automobiles and homes) resulting from fire, burglary, collision, or other loss occurrence that would either impair a creditor’s interest or adversely affect the value of the collateral. The coverage is purchased from us by the lender according to the terms of the credit obligation and charged to the borrower by the lender when the borrower fails to provide the required insurance.
•Guaranteed Auto Protection or Guaranteed Asset Protection. Guaranteed Auto Protection or Guaranteed Asset Protection insures the excess outstanding indebtedness over the primary property insurance benefits that may occur when there is a total loss to or an unrecovered theft of the collateral. GAP can be written on a variety of assets that are used as collateral to secure credit; however, it is most commonly written on automobiles.
As of December 31, 2022, American National and its subsidiaries had $19.7 billion of future policy benefits and policyholder account balances.
Reinsurance
Within our reinsurance business, we are focused primarily on the reinsurance of annuity-based products, and will primarily seek to transact with direct insurers and other reinsurers operating in North America and Western Europe.
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

Fixed Annuities
A fixed annuity is a type of insurance contract that provides a fixed rate of investment return (often referred to as a crediting rate) for a specified period of time. Fixed rate reset annuities have a crediting rate that is typically guaranteed for a period of one year, after which insurers are able to change the crediting rate at their discretion, generally to any rate at or above a previously guaranteed minimum rate.
Insurers earn income on fixed annuity contracts by generating a net investment spread, which is based on the difference between income earned on the investments supporting the liabilities and the crediting rate owed to customers.
Fixed Index Annuities
A fixed index annuity is an insurance contract in which the policyholder makes one or more premium deposits that earn interest at a crediting rate based on a specified market index. Policyholders are entitled to recurring or lump sum payments for a specified period of time. Fixed index annuity’s provide policyholders with the ability to earn interest without significant downside risk to their principal balance. A market index tracks the performance of a specific group of stocks or other assets representing a particular segment of the market, or in some cases, an entire market. A policyholder’s crediting rate in relation to a market index is based on the change in the relevant market index, subject to a pre-defined cap (a maximum rate that may be credited), spread (a credited rate determined by reducing a specific rate from the index return) and/or a participation rate (a credited rate equal to a percentage of the index return).
Insurers earn income on fixed index annuity contracts based on a net investment spread, which is the difference between income generated on investments supporting the liabilities and the interest that is credited to policyholders.
Payout Annuities
A payout annuity is an income-generating insurance product. In exchange for a lump-sum premium, the policyholder receives a series of guaranteed income payments for one lifetime, two lifetimes, or a specified period of time.
Insurers earn income on payout annuity contracts based on a net investment spread, which is the difference between income generated on investments supporting the liabilities and the interest that is credited to policyholders.
We operate our reinsurance business through licensed operating companies, North End Re (Cayman) SPC (“NER SPC”) and North End Re Ltd (“NER Ltd.”). As of the date of this Form 20-F, our subsidiaries have reinsurance and retrocession agreements with two third parties to reinsure a block of U.S. annuities and fixed indexed annuities. As of December 31, 2022, NER SPC and NER Ltd. had $5.9 billion and $1.5 billion of future policy benefits, respectively.
Pension Risk Transfer
PRT is the transfer by a corporate sponsor of the risks (or some of the risks) associated with the sponsorship and administration of a pension plan, in particular, investment risk and longevity risk, which is the risk of an increase in life expectancy of plan beneficiaries. These risks can be transferred either to an insurer like us through a group annuity transaction, or to an individual through a lump-sum settlement payment. PRT using insurance typically involves a single premium group annuity contract that is issued by an insurer, permitting the corporate pension plan sponsor to discharge certain pension plan liabilities from its balance sheet.

A PRT insurance transaction may be structured as either a buy-out annuity or a buy-in annuity. Under a buy-out annuity, a direct insurer enters into a group annuity contract with the plan sponsor and assumes the liability to fund, administer, and pay benefits covered under the contract directly to the individual pension plan members covered under the contract. Under a buy-in annuity, the insurer enters into a group annuity contract with the plan sponsor and is liable to fund and pay the benefits covered under the contract to the pension plan fund, with the plan sponsor retaining the liability to administer and pay pension benefits to plan members. In both cases, the insurer assumes the investment and longevity risk.
Insurers earn income on buy-out and buy-in group annuities by generating a net investment spread, which is based on the difference between income earned on the investments supporting the annuity contract and the cost of the pension liabilities assumed.
Today, our PRT business is operated through Brookfield Annuity Company (“BAC”), a Canadian domiciled, licensed and regulated direct life insurance company and American National Insurance Company (“ANICO”), a Texas-domiciled licensed and regulated direct insurance company.
BAC was incorporated in August 2016 and wrote its first group annuity policy in the first quarter of 2017. As of December 31, 2022, BAC had $3.0 billion (December 31, 2021 - $2.2 billion) of future policy benefits. ANICO launched its US PRT business and entered into its first ever PRT transaction in the fourth quarter of 2022. We expect ANICO to continue to be active in the US PRT market in 2023.
Investment Strategy
Our ability to match liabilities with a portfolio of high-quality investments is integral to our overall strategy. We leverage our strategic relationship with Brookfield in order to gain access to higher-yielding alternative assets that are well-matched to our liabilities and in turn earn attractive risk-adjusted returns within our business.
Brookfield Corporation is focused on deploying its capital on a value basis and compounding it over the long term. This capital is allocated across its three core pillars of asset management, insurance solutions and its operating businesses. Employing a disciplined investment approach, Brookfield Corporation leverages its deep expertise as an owner and operator of real assets, as well as the scale and flexibility of its capital, to create value and deliver strong risk-adjusted returns across market cycles.
Brookfield Asset Management is a leading global alternative asset manager with over $800 billion of assets under management across real estate, infrastructure, renewable power and transition, private equity and credit. It invests client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. It offers a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. It draws on Brookfield’s heritage as an owner and operator to invest for value and seeks to generate strong returns for its clients, across economic cycles.
Brookfield’s global alternative asset management business is owned 75% by Brookfield Corporation and 25% by Brookfield Asset Management through their ownership of common shares of the Asset Management Company.
Brookfield provides our operating subsidiaries with a full suite of services relating to our investment portfolios, including direct investment management, asset allocation and portfolio optimization, direct origination and investment structuring and various associated support services including investment compliance, accounting, reporting, tax and legal. We receive these services from Brookfield under the terms of the investment management agreements between Brookfield and our operating subsidiaries. See Item 10.C “Material Contracts — Investment Management Agreements”.

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
Competition
Our business faces competition from both well established players and new entrants in the industry, including insurance and reinsurance companies, financial institutions and traditional and alternative asset managers. The reinsurance market is increasingly competitive as globally and traditional life and annuity insurance providers are challenged to find places to invest into stable, income-oriented investment products using their existing investment capabilities and are looking to external parties to reinsure existing liabilities. Competition within our annuities reinsurance business includes other insurance and reinsurance companies, larger-scale pension plans and asset management firms that provide long duration capital.
In the PRT market in Canada, there are currently six large-scale national institutions who we consider competitors. In the PRT market in the US, there are currently 20 diversified industry participants who we consider competitors. There is the potential for the entry of global insurers into the Canadian and US markets. Our competition includes life and annuity companies and diversified financial institutions.
Within our direct insurance business, strong competition for customers has led to increased marketing and advertising by our competitors, many of whom have well-established national reputations and greater financial and marketing resources, as well as the introduction of new insurance products and aggressive pricing. These competitive pressures could result in increased pricing pressures on a number of our products and services, particularly as competitors seek to win market share, and may limit our ability to maintain or increase our profitability. Because of its relatively low cost of entry, the Internet has emerged as a significant place of new competition, both from existing competitors and new competitors. In addition, product development and life-cycles have shortened in many product segments, leading to intense competition with respect to product features.
There is also growing competition in the pursuit of inorganic growth through investments and/or strategic partnerships in insurers and reinsurers. Overall, we face competition from other well-capitalized insurance companies, financial institutions and alternative asset managers looking to grow through direct investment and platform acquisitions. We believe our history of executing on complex, large scale transactions, together with our relationship with Brookfield, its strong reputation with financial regulators and potential counterparties, and its extensive track record of sourcing and executing complex transactions provides us with a competitive advantage over others in this space.
Financial Strength and Credit Ratings
Financial strength and credit ratings are an important competitive factor in the insurance and reinsurance industries. They directly affect our company’s ability to access funding and the related cost of borrowing, the attractiveness of our products to customers and our attractiveness as a reinsurer to potential ceding companies and requirements for derivatives collateral posting. Ratings are subject to revision or withdrawal at any time by the assigning rating organization, ratings are not a recommendation to buy, sell or hold securities, and each rating should be evaluated independently of any other rating.
Financial strength ratings are directed toward policyholders and not holders of securities. Financial strength ratings represent the opinion of rating organizations regarding the ability of an insurance company to pay obligations under insurance policies and contracts in accordance with their terms.

Credit ratings indicate the rating organization’s opinion regarding a debt issuer’s ability to meet the terms of debt obligations in a timely manner. They are important factors in our overall funding profile and ability to access certain types of liquidity. Each rating organization has its own capital adequacy evaluation methodology, and assessments are generally based on a combination of factors. In addition to heightening the level of scrutiny that they apply to insurance companies, rating organizations have increased and may continue to increase the frequency and scope of their credit reviews, may request additional information from the companies that they rate and may change the capital and other requirements employed in the rating organization models for maintenance of certain ratings levels.
Rating organizations use an “outlook statement” of “positive,” “stable,” ‘‘negative’’ or “developing” to indicate a medium- or long-term trend in credit fundamentals which, if continued, may lead to a rating change. A rating may have a “stable” outlook to indicate that the rating is not expected to change; however, a “stable” rating does not preclude a rating organization from changing a rating at any time, without notice. Certain rating organizations assign rating modifiers such as “credit watch” or “under review” to indicate their opinion regarding the potential direction of a rating. These ratings modifiers are generally assigned in connection with certain events such as potential mergers, acquisitions, dispositions or material changes in a company’s results, in order for the rating agency to perform its analysis to fully determine the rating implications of the event.
A.M. Best’s Financial Strength Ratings range from “A++” (Superior) to “S” (Suspended) and include 16 separate ratings categories. A.M. Best’s Long-Term Issuer Credit Ratings range from “aaa” (Exceptional) to “c” (Poor) and include 21 separate ratings categories. As of December 31, 2022, A.M. Best had issued credit or financial strength ratings and outlook statements regarding us as follows:

Company	Financial Strength Rating	Issuer Credit Rating	Outlook
Brookfield Annuity Company	A – (4th of 16)	a – (7th of 21)	Stable
North End Re (Cayman) SPC	A – (4th of 16)	a – (7th of 21)	Stable
North End Re Ltd.	A – (4th of 16)	a – (7th of 21)	Stable
American National Insurance Company	A (3rd of 16)	a + (5th of 21)	Stable
American National Life Insurance Company of New York	A (3rd of 16)	a + (5th of 21)	Stable
American National Life Insurance Company of Texas	A (3rd of 16)	a + (5th of 21)	Stable
Standard Life and Accident Insurance Company	A (3rd of 16)	a + (5th of 21)	Stable
American National Property and Casualty Company	A (3rd of 16)	a + (5th of 21)	Stable
American National General Insurance Company	A (3rd of 16)	a + (5th of 21)	Stable
ANPAC Louisiana Insurance Company	A (3rd of 16)	a + (5th of 21)	Stable
American National Lloyds Insurance Company	A (3rd of 16)	a + (5th of 21)	Stable
Pacific Property and Casualty Company	A (3rd of 16)	a + (5th of 21)	Stable
American National County Mutual Insurance Company	A (3rd of 16)	a + (5th of 21)	Stable
Farm Family Casualty Insurance Company	A (3rd of 16)	a + (5th of 21)	Stable
United Farm Family Insurance Company	A (3rd of 16)	a + (5th of 21)	Stable

Fitch’s Financial Strength Ratings range from “AAA” (Exceptionally Strong) to “C” (Distressed) and include 19 separate ratings categories. Fitch’s National Long-Term Credit Ratings range from “AAA” (highest credit quality) to “RD” (restricted default) and include 21 separate ratings categories. As of December 31, 2022, Fitch Ratings had issued credit or financial strength ratings and outlook statements regarding us as follows:

Company	Financial Strength Rating	Issuer Credit Rating	Outlook
American National Insurance Company	A (6th of 19)	-	Stable
American National Life Insurance Company of New York	A (6th of 19)	-	Stable
American National Group, LLC	-	BBB+(8th of 21)	Stable
S&P’s Insurer Financial Strength Ratings range from “AAA” (Extremely Strong) to “R” (under regulatory supervision) and include 22 separate ratings categories. S&P’s Long-term Issuer Credit Ratings range from “AAA” (Investment Grade) to “C” (Speculative Grade) and include 21 separate ratings categories. As of December 31, 2022, S&P Global Ratings had issued credit or financial strength ratings and outlook statements regarding us as follows:

Company	Financial Strength Rating	Issuer Credit Rating	Outlook
American National Insurance Company	A (6th of 22)	-	Stable
American National Life Insurance Company of New York	A (6th of 22)	-	Stable
American National Group, LLC	-	BBB (9th of 21)	Stable
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
Our Canadian PRT business, operating through our Canadian insurer BAC, is subject to regulation and supervision by The Office of the Superintendent of Financial Institutions (Canada) (“OSFI”), and compliance with all applicable Canadian law and federal, provincial and territorial insurance statutes and regulations. Our US PRT business, operating through our US insurer ANICO, is subject to regulation and supervision by applicable insurance regulators, statutes and regulations.
Our direct insurance business, operating through American National, is subject to regulation and supervision by applicable insurance regulators, statutes and regulations.
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
Freestone Re Ltd. is registered under the Bermuda Insurance Act to carry on long-term business, generally defined to include life, annuity and accident and health insurance, as a Class C insurer.
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
Where the shares of a registered insurer, or the shares of its parent company, are traded on a recognized stock exchange (as is the case for NER Ltd.), and a person becomes, or ceases to be, a 10%, 20%, 33%, or 50% shareholder controller of the insurer, that shareholder shall, within 45 days, notify the BMA in writing that such shareholder has become, or as a result of a disposition ceased to be, a shareholder controller of any such category.
NER Ltd. must notify the BMA in writing if any person becomes, or ceases to be, a 10%, 20%, 33%, or 50% shareholder controller within 45 days of the acquisition or disposition.
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

Notification of Material Changes
All registered insurers are required to give notice to the BMA of their intention to effect a material change within the meaning of the Bermuda Insurance Act. For the purposes of the Bermuda Insurance Act, the following changes are material: (1) the transfer or acquisition of insurance business, including portfolio transfers or corporate restructurings, pursuant to a court-approved scheme of arrangement under Section 25 of the Bermuda Insurance Act or Section 99 of the BCA, (2) the amalgamation with or acquisition of another firm, (3) engaging in unrelated business that is retail business, (4) the acquisition of a controlling interest in an undertaking that is engaged in non-insurance business which offers services and products to persons who are not affiliates of the insurer, (5) outsourcing all or substantially all of the company’s actuarial, risk management, compliance or internal audit functions, (6) outsourcing all or a material part of an insurer’s underwriting activity, (7) the transfer other than by way of reinsurance of all or substantially all of a line of business, (8) the expansion into a material new line of business, (9) the sale of an insurer, and (10) outsourcing of an “officer” role, as such term is defined by the Bermuda Insurance Act.
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

Economic Substance Act 2018
In December 2018, the Bermuda ESA came into effect in Bermuda. Under the provisions of the Bermuda ESA, every Bermuda registered entity, other than an entity which is resident for tax purposes in certain jurisdictions outside of Bermuda, that carries on as a business any one or more “relevant activities” referred to in the Bermuda ESA must satisfy economic substance requirements by maintaining a substantial economic presence in Bermuda. Under the Bermuda ESA, insurance or holding entity activities (both as defined in the Bermuda ESA and Economic Substance Regulations 2018) are relevant activities. To the extent that the Bermuda ESA applies to any of our entities registered in Bermuda, we will be required to demonstrate how we have complied with economic substance requirements by filing an annual economic substance declaration with the Registrar of Companies in Bermuda.
Any entity that must satisfy economic substance requirements but fails to do so will face automatic disclosure to competent authorities in any jurisdiction in which a holding entity; the ultimate parent entity; an owner; or the beneficial owner, of the entity is incorporated, formed, registered or resident of the information filed by the entity with the Bermuda Registrar of Companies in connection with the economic substance requirements and may also face financial penalties, restriction or regulation of its business activities and/or removal from the list of registered entities in Bermuda.
Commercial Insurer’s Solvency Self-Assessment
Bermuda law requires each commercial insurer to file annually a commercial insurer’s solvency self-assessment (“CISSA”). The CISSA is designed to allow insurers to incorporate an analysis of internal capital needs into risk management frameworks. It also ensures that both capital needs and available capital resources are considered in the development of business strategies and decision-making. The insurer must self-assess its capital requirements with respect to key risk categories and provide appropriate commentary. The insurer incorporates the results from the self-assessment into its key strategic decisions.
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
Regulation under the Cayman Insurance Act is a combination of self-regulation, filings of statutory financial statements and certifications as to compliance with the applicable statutory requirements, together with review and investigation by CIMA in specified circumstances. CIMA has wide ranging powers to examine the affairs of insurance companies, with full access to business and other records of these companies and the power to call on NER SPC and compel it to provide any information or explanation relating to NER SPC.
Fit and Proper Requirements
Applicants must demonstrate that the business to which the application for a license under the Cayman Insurance Act relates will be carried on by persons who are fit and proper persons to carry on their respective functions. In determining whether a person is “fit and proper”, CIMA will consider, among other things, a person’s (a) honesty, integrity and reputation, (b) competence and capability, and (c) financial soundness. CIMA is also bound by the Cayman Insurance Act to consider whether the applicant will be able to comply not only with the requirements of the Cayman Insurance Act but also with the Cayman Islands Anti-Money Laundering Regulations (2023 Revision) and to consider whether the applicant employs personnel with the necessary skills, knowledge and experience and maintains appropriate facilities, books and records.

Categories of Insurance Licenses
There are four main categories of insurance licenses: (a) Class A (‘domestic’) insurers; (b) Class B (‘captives’); (c) Class C (‘cat-bond’ or ‘special purpose insurers’); and (d) Class D (‘reinsurers’).
NER SPC currently holds a class D license. A Class D insurer may carry on reinsurance business and any such other business as may be approved by CIMA.
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
Under the Cayman ESA, the business activity of an insurance business (as defined in the Cayman Insurance Act) or a holding company business (as defined in the Cayman ESA) are regarded as relevant activities for the purposes of the Cayman ESA. To the extent that the Cayman ESA applies to any of our entities registered in the Cayman Islands, we are required to demonstrate compliance with economic substance test by filing an annual economic substance declaration with the relevant registrar in the Cayman Islands within twelve months after the last day of the end of each financial year for each relevant entity.
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
Own Risk and Solvency Assessment
In Canada, life insurance companies must conduct an own risk and solvency assessment (“ORSA”) on a regular basis, which is formally documented in a report at least annually, and more often if circumstances warrant (for example, when there are changes to the insurer’s risk profile or risk appetite). OSFI expects the ORSA to be tailored to and cover the consolidated operations of an insurer. OSFI may review the ORSA and, upon request, the ORSA report (and/or other supporting documentation) in its assessment of the risk profile of an insurer to determine whether the ORSA is consistent with OSFI’s understanding and assessment of the insurer’s risk appetite and risk profile.

United States
The U.S. state domiciled insurance subsidiaries of American National are subject to extensive regulation, primarily at the state level. Such regulation varies by state but generally has its source in statutes that establish requirements for the business of insurance and that grant broad regulatory authority to a state agency. Insurance regulation governs a wide variety of matters, such as insurance company licensing, agent and adjuster licensing, policy benefits, price setting, accounting practices, product suitability, the payment of dividends, the nature and amount of investments, underwriting practices, reserve requirements, sales and advertising practices, privacy practices, information systems security, policy forms, reinsurance reserve requirements, risk and solvency assessments, mergers and acquisitions, corporate governance practices, capital adequacy, transactions with affiliates, participation in shared markets and guaranty associations, claims practices, the remittance of unclaimed property, and enterprise risk management requirements. The models for state laws and regulations often emanate from the National Association of Insurance Commissioners (“NAIC”). While it is not mandatory for insurers to comply with an NAIC model law, nor for states to adopt a model law, state and federal legislators and regulators generally look to the model law for guidance in proposing new legislation and regulation.
State insurance departments monitor compliance with regulations through periodic reporting procedures and examinations. At any given time, financial, market conduct or other examinations of the U.S. state domiciled insurance subsidiaries of American National may be occurring.
The Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”) expanded the U.S. federal government presence in insurance oversight. Dodd-Frank also established the Federal Insurance Office within the U.S. Department of Treasury, which is authorized to, among other things, gather data and information to monitor aspects of the insurance industry, identify certain issues in the regulation of insurers, and preempt state insurance measures under certain circumstances. Provisions of Dodd-Frank are or may become applicable to us, our competitors, or certain entities with which we do business. For example, it is possible that regulations issued by the Consumer Financial Protection Bureau may extend, or be interpreted to extend, to the sale of certain insurance products by covered financial institutions, which could adversely affect sales of such products. The Federal Insurance Office, as a result of various studies it conducts, may also recommend changes in laws or regulations that affect our business. There may be further federal involvement in the business of insurance in the future, which may add significant legal complexity and associated costs to our business.
Regulatory matters having the most significant effects on American National’s insurance operations and financial reporting are described further below.
Holding Company Regulation
We are an insurance holding company system under the insurance laws of the states where we do business. Our insurance companies are organized under the laws of Texas, Missouri, New York, Louisiana and California. Insurance holding company system laws and regulations in such states generally require periodic reporting to state insurance regulators of various business, enterprise risk management, corporate governance, and financial matters, as well as advance notice to, and in some cases approval by, such regulators prior to certain transactions between insurers and their affiliates. These laws also generally require regulatory approval prior to the acquisition of a controlling interest in an insurance company. These requirements may deter or delay certain transactions considered desirable by management or our stockholders.
Limitations on Dividends by Insurance Subsidiaries
The ability of the U.S. state domiciled American National insurance subsidiaries to pay dividends is generally limited by state law and is also impacted by federal income tax considerations.

Rate Regulation
Nearly all states have laws that require life, health, credit, and property and casualty insurers to file rate schedules and require most insurers to file policy or coverage forms and other information with the state’s insurance regulatory authority. In many cases, these must be approved prior to use. The objectives of rate laws vary, but generally a price cannot be excessive, inadequate, or unfairly discriminatory. Prohibitions on discriminatory underwriting practices apply in the context of certain products as well.
Our ability to adjust premium rates, particularly with certain property and casualty and health insurance products, often depends on the applicable pricing law and our ability to demonstrate to the particular regulator that current or proposed pricing complies with such law. Rate increases that we believe are necessary for our profitability may be delayed or denied as a result of such laws. We manage our risk of loss by charging a price that reflects the cost and expense of providing insurance products and by being selective in underwriting. When a state has significant underwriting and pricing restrictions, it becomes more difficult to manage our risk of loss, which can adversely impact our ability to market products profitably in such states.
Guaranty Associations and Involuntary Markets
State laws allow insurers to be assessed, subject to prescribed limits, insurance guaranty fund fees to pay certain obligations of insolvent insurance companies. In addition, to maintain our licenses to write property and casualty insurance in various states, we are required to participate in assigned risk plans, reinsurance facilities and joint underwriting associations that provide various insurance coverages to purchasers that otherwise are unable to obtain coverage from private insurers.
Investment Regulation
Insurance company investment regulations require investment portfolio diversification and limit the amount of investment in certain asset categories. Failure to comply with these regulations leads to the treatment of non-conforming investments as non-admitted assets for measuring statutory surplus. In some instances, these rules require the sale of non-conforming investments.
Exiting Geographic Markets, Canceling and Non-Renewing Policies
Most states regulate an insurer’s ability to exit a market by limiting the ability to cancel and non-renew policies. Some states prohibit an insurer from withdrawing one or more types of insurance business from the state, except pursuant to an approved plan. These regulations may restrict our ability to exit unprofitable markets.
Statutory Accounting
Financial reports to state insurance regulators utilize statutory practices as defined in the Accounting Practices and Procedures Manual of the NAIC, which are different from IFRS. Statutory accounting practices, in keeping with the intent to assure the protection of policyholders, are generally based on a solvency concept, while financial statements under IFRS and U.S. GAAP (we transitioned to U.S. GAAP beginning on January 1, 2023) are prepared on a going-concern basis. While not a substitute for IFRS or U.S. GAAP performance measures, statutory information is used by industry analysts and reporting sources to compare the performance of insurance companies and impacts the ability of insurance subsidiaries to pay dividends to the company. Maintaining both IFRS (and, beginning January 1, 2023, U.S. GAAP) and statutory financial records increases our business costs.
Pursuant to state insurance laws, we establish statutory reserves, which are reported as liabilities in the separate standalone statutory-basis financial statements of American National’s insurance subsidiaries, and which generally differ from future policy benefits determined using IFRS (or U.S. GAAP) on our respective policies. These statutory reserves are established in amounts sufficient to meet policy and contract obligations, when taken together with expected future premiums and interest at prescribed rates.

Insurance Reserves
State insurance laws require life and property and casualty insurers to annually analyze the adequacy of statutory reserves. Our appointed actuaries must submit opinions annually for our insurance companies that policyholder and claim reserves are adequate.
Risk-Based Capital and Solvency Requirements
The NAIC has a formula for analyzing capital levels of insurance companies called Risk-Based Capital (“RBC”). The RBC formula has minimum capital thresholds that vary with the size and mix of a company’s business and assets. It is designed to identify companies with capital levels that may require regulatory attention. As of December 31, 2022, the capital level of each of our insurance company subsidiaries exceeded 300% of their respective Authorized Control Levels, the minimum RBC requirement before any action level is triggered or considered.
Risk Management and ORSA
State insurance laws enacted in nearly all U.S. states require insurers that exceed specified premium thresholds to maintain a framework for managing the risks associated with their entire holding company group, including non-insurance companies. In addition, these laws require that, at least annually, the insurer must prepare a summary report (the “ORSA Report”) regarding its internal assessment of risk management and capital adequacy for the entire holding company group. The ORSA Report is filed, on a confidential basis, with the insurance holding company group’s lead regulator and made available to other domiciliary regulators within the holding company group.
Securities Regulation
The sale and administration of variable life insurance and variable annuities are subject to extensive regulation at the federal and state level, including by the SEC and the Financial Industry Regulatory Authority (“FINRA”). Our variable annuity contracts and variable life insurance policies, other than group unallocated, were issued through separate accounts that are registered with the SEC as investment companies under the Investment Company Act of 1940. Each registered separate account is generally divided into sub-accounts, each of which invests in an underlying mutual fund that is itself a registered investment company under such act. In addition, the variable annuity contracts and variable life insurance policies issued by the separate accounts generally are registered with the SEC under the Securities Act of 1933. The U.S. federal and state regulatory authorities and FINRA, from time to time, make inquiries and conduct examinations regarding our compliance with securities and other laws and regulations.
Suitability
FINRA rules require broker-dealers selling variable insurance products to determine that transactions in such products are “suitable” to the circumstances of the particular customer. In addition, most states have enacted the NAIC’s Suitability in Annuity Transactions Model Regulation that, in adopting states, places suitability responsibilities on insurance companies in the sale of fixed and indexed annuities, including responsibilities for training agents. The NAIC has adopted revisions to this model regulation that would further elevate the standard of care for annuity sales and align it with the SEC’s Regulation Best Interest. Several states have either adopted the model regulation or are considering adopting the model regulation. We anticipate that the revised model will be adopted in some form by one or more of the states in which we do business. New York has already taken further action, through the adoption by NYDFS of a regulation that requires in part that life insurance policies and annuity contracts delivered or issued for delivery in New York be in the best interest of the consumer.

Protection of Consumer Information
U.S. federal laws, such as the Gramm-Leach-Bliley Act (“GLB”), and state laws regulate disclosures of certain customer information and require us to protect the security and confidentiality of such information. Such laws also require us to notify customers about our policies and practices relating to the collection, protection and disclosure of confidential customer information. State and federal laws, such as the federal Health Insurance Portability and Accountability Act (“HIPAA”), regulate our use, protection and disclosure of certain personal health information. In addition, most states have laws or regulations that require us to notify regulators and affected customers in the event of a data breach, and some of these laws and regulations are becoming more stringent by requiring faster notifications and creating private causes of action for violations.
On June 28, 2018, California enacted a sweeping new privacy law known as the California Consumer Privacy Act of 2018 (“CCPA”). The CCPA requires enhanced customer disclosure about how a business collects and uses personal data, how such data is used in business processes, and with and to whom customer data is shared or sold. In addition, the CCPA also affords a consumer a “right to request deletion” in certain circumstances. On August 31, 2018, the California State Legislature passed SB-1121, a bill that delayed enforcement of the CCPA until July 1, 2020, and made other amendments and clarifications to the law. Such clarifications include exempting from certain requirements of the CCPA information that is collected, processed, sold or disclosed pursuant to the California Financial Information Privacy Act, GLB, the federal Fair Credit Reporting Act (“FCRA”), HIPAA, or the federal Driver’s Privacy Protection Act. The revisions, however, do not exempt such information from the CCPA’s private right of action provision in all instances. Additionally, the definition of “personal information” in the CCPA is broad and may encompass other information that we maintain in our California business beyond that excluded under GLB, FCRA, HIPAA, the Driver’s Privacy Protection Act, or the California Financial Information Privacy Act exemption. In addition, in November 2020, California enacted the Consumer Privacy Rights Act, which is effective January 1, 2023 and grants new consumer rights regarding personal information and strengthens certain provisions of the CCPA. Other states may adopt comprehensive privacy laws like California. For example, on March 2, 2021, Virginia enacted the Virginia Consumer Data Protection Act (“CDPA”). On June 8, 2021, Colorado passed the Colorado Privacy Act (“CPA”). Both the CDPA and CPA give certain consumers data protections rights including the right to opt-out of processing their personal data, the right to delete information, and the right to correct information. The CDPA will go into effect on January 1, 2023 and CPA will go into effect on July 1, 2023.
We anticipate further efforts at the federal and state levels to strengthen the protection of consumer information, and such efforts will continue to have a significant impact on our information practices.
In addition, FCRA is a federal law that governs the use and sharing of consumer credit information provided by a consumer reporting agency. Requirements under FCRA apply to an insurer if such insurer obtains and uses consumer credit information to underwrite insurance. Such requirements may include obtaining the consumer’s consent and providing various notices to the consumer. While the use of consumer credit information in the underwriting process is expressly authorized by FCRA, various states have issued regulations that limit or prohibit the use of consumer credit information by insurers, and some consumer groups continue to criticize the use of credit-based insurance scoring in underwriting and rating processes. There may be additional efforts at the federal or state level to regulate the use of credit-based information by insurers. Any such regulation could force changes in our underwriting practices and impact our profitability.

Cybersecurity
In recent years, millions of consumers and businesses have been impacted by data breaches of companies in various industries, increasing the regulatory focus on consumer information protection and data privacy. On August 28, 2017, New York became the first state to adopt minimum cybersecurity standards for certain financial institutions. NYDFS requires financial institutions authorized to do business under New York banking, insurance or other financial services laws, including certain of our subsidiaries, to develop a cybersecurity program and policy based on an assessment of the institution’s cybersecurity risks, designate a Chief Information Security Officer, maintain written policies and procedures with respect to third-party service providers, limit who has access to data or systems, use qualified cybersecurity personnel to manage cybersecurity risks, notify NYDFS of a cybersecurity event within seventy-two hours, maintain a written incident response plan, and provide NYDFS with an annual certification of compliance.
In addition, the NAIC has adopted the Cybersecurity Bill of Rights, a set of directives aimed at protecting consumer data, and the Insurance Data Security Model Law, a model law patterned after New York’s cybersecurity standards. The Insurance Data Security Model Law establishes standards for data security in the insurance industry, including standards for investigating a data breach and requiring certain notifications to regulators, producers and consumers. South Carolina became the first state to adopt the Insurance Data Security Model Law in May 2018. Since then, more states have adopted the model law in some form. In states that have not adopted the Insurance Data Security Model Law, it is not mandatory for insurers to comply with the model law; however, state and federal legislators and regulators are likely to look to the model law, as well as the NYDFS regulation, for guidance in proposing new legislation and regulation. The NAIC has also strengthened and enhanced the cybersecurity guidance included in its handbook for state insurance examiners. We expect a continuing focus at the state and federal levels on the privacy and security of personal information.
Anti-Money Laundering
Federal law and regulations require us to take certain steps to help prevent and detect money laundering activities. The USA PATRIOT Act of 2001 contains anti-money laundering and financial transparency requirements applicable to certain financial services companies, including insurance companies. The Bank Secrecy Act requires insurers to implement a risk-based compliance program to detect, deter and (in some cases) report financial or other illicit crimes including, but not limited to, money laundering and terrorist financing. The Office of Foreign Assets Control (“OFAC”), a division of the U.S. Treasury Department, administers and enforces economic and trade sanctions. For certain transactions, an insurer maybe required to search policyholder, agent, vendor and employee databases for specially designated nationals or suspected terrorists, in order to comply with OFAC obligations.
Healthcare Regulation
We are subject to various conditions and requirements of the Patient Protection and Affordable Care Act of 2010 (the “Healthcare Act”). The Healthcare Act affects the small blocks of business we have offered or acquired over the years that are, or are deemed to be, health insurance. The Healthcare Act also influences the design of products sold by our Health segment, which may influence consumer acceptance of such products and the cost of monitoring compliance with the Healthcare Act. Moreover, the Healthcare Act affects the benefit plans we sponsor for employees, retirees and their dependents, our expense to provide such benefits, our tax liabilities in connection with the provision of such benefits, and our ability to attract or retain employees. Any repeal, replacement or amendment of the Healthcare Act, or judicial decisions impacting the Healthcare Act, could have similar effects on us.

Other types of regulations that affect us include insurable interest laws, employee benefit plan laws, antitrust laws, employment and labor laws, and federal and state tax laws. Failure to comply with federal and state laws and regulations may result in censure; the issuance of cease-and-desist orders; reputational damage; suspension, termination or limitation of the activities of our operations and/or our employees and agents; or the obligation to pay fines, penalties, assessments, interest, or additional taxes and wages. In some cases, severe penalties may be imposed for breach of these laws. We cannot predict the impact of these actions on our business, results of operations or financial condition.
The NAIC completed the first full year of work by its Climate and Resiliency Task Force, with several more states signing up to require insurers domiciled in their states to submit climate disclosure surveys modified to align more closely with the climate disclosure survey developed by the Financial Stability Board’s Task Force on Climate-Related Financial Disclosure. NYDFS monitors insurer compliance by examining responses to the NAIC’s recently revised climate disclosure survey.
4.C    ORGANIZATIONAL STRUCTURE
Organizational Chart
The following diagram provides an illustration of the simplified corporate structure of our company and its significant subsidiaries.

Public
BAM Re Partners Trust[2]
Brookfield Corporation[1]
Brookfield Reinsurance Ltd.[3]
BAM Re Holdings Ltd.[3]
Brookfield Annuity Holdings Inc.[5]
North End Re (Cayman) SPC[4]
North End Ltd.[3]
BAMR US Holdings (Bermuda) I Ltd.[3]
Brookfield Annuity Company[5]
BAMR US Holdings LLC[6]
American National Group, LLC[6]

1 — Jurisdiction of formation is the Province of Ontario, Canada. Brookfield Corporation holds all of our class C shares, giving it the residual economic interest in our company.

2 — Holders of our class B shares, all of which are held through the BNRE Partnership, are entitled to elect half of our board and approve all other matters requiring shareholder approval.
3 — Jurisdiction of incorporation is Bermuda. All subsidiaries of our company are 100% owned directly or indirectly by our company.
4 — Jurisdiction of incorporation is Cayman Islands.
5 — Jurisdiction of formation is Canada.
6 — Jurisdiction of formation is the State of Delaware, United States.
Our company
Our company is an exempted company limited by shares incorporated under the laws of Bermuda on December 10, 2020 under the laws of Bermuda. Our head and registered office is located at Ideation House, First Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda and our telephone number is 441 405-7811.
Our company was established by Brookfield to own and operate a leading capital solutions business providing insurance and reinsurance services to individuals and institutions. Through its operating subsidiaries, our company offers a broad range of insurance products and services, including life insurance and annuities, and personal and commercial property and casualty insurance.
The class A exchangeable shares are listed on the TSX and the NYSE under the symbol “BNRE”.
The Brookfield Class A Shares are traded on the TSX under the symbol “BN” and the NYSE under the symbol “BN”. Brookfield Corporation’s head and registered office is located at Suite 100, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3. For more information regarding Brookfield Corporation, see Item 7.B “Related Party Transactions” and Item 10.H “Documents on Display” for how you can obtain more information on Brookfield Corporation.
Each exchangeable share is structured with the intention of providing an economic return equivalent to one Brookfield Class A Share. Each exchangeable share is exchangeable at the option of the holder for one Brookfield Class A Share or its cash equivalent (the form of payment to be determined at the election of Brookfield Corporation), subject to certain limitations as more fully described in this Form 20-F. It is expected that each exchangeable share will continue to receive distributions at the same time and in the same amount per share as the cash dividends paid on each Brookfield Class A Share, as more fully described in Item 10.B “Memorandum and Bye-Laws”. We therefore expect that the market price of our class A exchangeable shares should be impacted by the market price of the Brookfield Class A Shares and the business performance of Brookfield Corporation. However, there are certain material differences between the rights of holders of exchangeable shares and holders of the Brookfield Class A Shares under the governing documents of our company and Brookfield Corporation and applicable law, such as the right of holders of exchangeable shares to request an exchange of their exchangeable shares for an equivalent number of Brookfield Class A Shares or its cash equivalent (the form of payment to be determined at the election of Brookfield Corporation), the redemption right of our company, subject to the consent of Brookfield Corporation, and the right of Brookfield Corporation to require us to commence a liquidation of the company upon the occurrence of certain events. These material differences are described in the section entitled Item 10.B “Memorandum and Bye-Laws”.
Brookfield Corporation
Brookfield Corporation is focused on deploying its capital on a value basis and compounding it over the long term. This capital is allocated across its three core pillars of asset management, insurance solutions and its operating businesses. Employing a disciplined investment approach, Brookfield Corporation leverages its deep expertise as an owner and operator of real assets, as well as the scale and flexibility of its capital, to create value and deliver strong risk-adjusted returns across market cycles. The Brookfield Class A Shares are listed on the NYSE and TSX under the symbol “BN”.
Brookfield Corporation was formed by articles of amalgamation dated August 1, 1997 and is organized pursuant to articles of arrangement under the OBCA dated December 9, 2022. Brookfield Corporation’s head and registered office is located at Brookfield Place, 181 Bay Street, Suite 100, P.O. Box 762, Toronto, Ontario M5J 2T3.

Price Range and Trading Volume of Brookfield Class A Shares
The Brookfield Class A Shares are listed and posted for trading on the TSX under the symbol “BN”. The following table sets forth the price ranges (after accounting for the effect of special dividend) and trading volumes of the Brookfield Class A Shares as reported by the TSX for the periods indicated, in Canadian dollars:

	Brookfield Class A Shares
	High (C$)	Low (C$)	Volume
2023
January 1, 2023 – March 29, 2023	51.50	38.92	116,040,654

2022
January 1, 2022 – March 31, 2022	62.38	54.03	231,110,000
April 1, 2022 – June 30, 2022	59.31	45.26	154,590,000
July 1, 2022 – September 30, 2022	55.59	45.18	171,850,000
October 1, 2022 – December 31, 2022[1]	51.41	42.02	184,630,000

2021
January 1, 2021 – March 31, 2021	57.72	48.34	125,109,458
April 1, 2021 – June 30, 2021	65.00	54.27	101,428,298
July 1, 2021 – September 30, 2021	72.52	60.40	94,070,908
October 1, 2021 – December 31, 2021	78.67	66.98	94,687,678

2020
January 1, 2020 – March 31, 2020	60.48	31.35	202,343,387
April 1, 2020 – June 30, 2020	50.41	39.04	135,429,393
July 1, 2020 – September 30, 2020	47.59	42.00	106,444,950
October 1, 2020 – December 31, 2020	56.10	38.77	138,757,530

2019
January 1, 2019 – March 31, 2019	41.91	33.73	110,836,846
April 1, 2019 – June 30, 2019	43.37	41.08	95,388,671
July 1, 2019 – September 30, 2019	48.19	41.81	101,745,907
October 1, 2019 – December 31, 2019	52.41	44.51	90,628,225
1 On December 9, 2022, Brookfield Corporation (formerly Brookfield Asset Management Inc.) completed the public listing and distribution of a 25% interest in its asset management business, through Brookfield Asset Management Ltd. by way of a plan of arrangement. The transactions contemplated by the Brookfield Arrangement resulted in the division of Brookfield Asset Management Inc. into two publicly traded companies – Brookfield Corporation and Brookfield Asset Management.

The Brookfield Class A Shares are listed and posted for trading on the NYSE under the symbol “BN”. The following table sets forth the price ranges and trading volumes of the Brookfield Class A Shares as reported by the NYSE for the periods indicated, in U.S. dollars:

	Brookfield Class A Shares
	High ($)	Low ($)	Volume
2023
January 1, 2023 – March 29, 2023	38.48	28.25	170,707,790

2022
January 1, 2022 – March 31, 2022	50.88	40.77	140,055,759
April 1, 2022 – June 30, 2022	48.18	34.91	139,009,894
July 1, 2022 – September 30, 2022	44.05	32.79	115,327,436
October 1, 2022 – December 31, 2022[1]	38.72	30.08	224,077,847

2021
January 1, 2021 – March 31, 2021	45.56	37.65	174,156,266
April 1, 2021 – June 30, 2021	52.53	43.65	150,753,881
July 1, 2021 – September 30, 2021	57.83	47.33	173,697,244
October 1, 2021 – December 31, 2021	62.20	53.24	81,931,580

2020
January 1, 2020 – March 31, 2020	45.61	21.57	215,436,624
April 1, 2020 – June 30, 2020	37.73	27.25	151,678,621
July 1, 2020 – September 30, 2020	35.15	31.30	119,896,091
October 1, 2020 – December 31, 2020	43.14	29.09	158,692,215

2019
January 1, 2019 – March 31, 2019	31.10	24.76	123,669,875
April 1, 2019 – June 30, 2019	32.27	30.15	133,397,323
July 1, 2019 – September 30, 2019	36.06	31.46	154,282,492
October 1, 2019 – December 31, 2019	39.00	33.13	136,135,993
1 On December 9, 2022, Brookfield Corporation (formerly Brookfield Asset Management Inc.) completed the public listing and distribution of a 25% interest in its asset management business, through Brookfield Asset Management Ltd. by way of a plan of arrangement. The transactions contemplated by the Brookfield Arrangement resulted in the division of Brookfield Asset Management Inc. into two publicly traded companies – Brookfield Corporation and Brookfield Asset Management.

Significant Subsidiaries
The following table provides the name, the percentage of voting securities owned, or controlled or directed, directly or indirectly, by us, and the jurisdiction of incorporation, continuance, formation or organization of our significant subsidiaries as at December 31, 2022.

	Jurisdiction of Incorporation or Organization	Percentage of voting securities owned or controlled (%)
BAM Re Holdings Ltd.	Bermuda	100%
Brookfield Annuity Company	Canada	100%
North End Re (Cayman) SPC	Cayman Islands	100%
North End Re Ltd.	Bermuda	100%
American National Group, LLC	Delaware	100%
4.D    PROPERTY, PLANT AND EQUIPMENT
Our company’s head and registered office is located at Ideation House, First Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda. Our company is a holding company and our material assets consist solely of interests in our operating subsidiaries. We do not directly own any real property. See also the information contained in this Form 20-F under Item 3.D “Risk Factors — Risks Relating to Our Operating Subsidiaries and Industry” and Item 5 “Operating and Financial Review and Prospects”.
ITEM 4A.    UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (“MD&A”)
5.A    OPERATING RESULTS
Continuity of Interest
Our company was established on December 10, 2020 by Brookfield, and on June 28, 2021 Brookfield completed the Spin-off of the company by way of a special dividend to holders of Brookfield’s Class A and Class B Limited Voting Shares. Prior to the Spin-off, Brookfield controlled the portion of our business that was spun off to form our company (the “Business”). The Business transferred in connection with the Spin-off represented common control transactions recorded at historical carrying values. In accordance with the company accounting policy, the company has reflected the Business in its financial position and results of operations using Brookfield’s carrying value, prior to the Spin-off. To reflect this continuity of interest, the financial statements provide comparative information of the Business for the periods prior to the Spin-off, as previously reported by Brookfield. The economic and accounting impact of contractual relationships created or modified in conjunction with the Spin-off have been reflected prospectively from the date of the Spin-off and have not been reflected in the results of operations or financial position of the company prior to June 28, 2021, as such items were in fact not created or modified prior thereto. Accordingly, the financial information for the periods prior to June 28, 2021 is presented based on the historical financial information for the Business as previously reported by Brookfield. For the period after completion of the Spin-off, the results are based on the actual results of the company, including the adjustments associated with the Spin-off and the execution of several agreements. Therefore, net income (loss) and comprehensive income (loss) not attributable to interests of others in operating subsidiaries has been allocated to Brookfield prior to June 28, 2021 and allocated to the shareholders of class A exchangeable shares, class B shares and class C shares on and after June 28, 2021.
Basis of Presentation
The company holds a direct 100% ownership interest in BAM Re Holdings Ltd. (“BAM Re Holdings”), which holds the company’s interest in its operating subsidiaries North End Re Ltd. (“NER Ltd.”), North End Re (Cayman) SPC ("NER SPC"), Brookfield Annuity Company ("BAC") and American National Group, LLC. (“American National”).
Through its operating subsidiaries, our company offers a broad range of insurance products and services to individuals and institutions, including life insurance, individual and group annuities, health insurance, credit insurance and property and casualty insurance for personal lines, agribusiness and certain commercial exposures. The principal operating entities of the company generally maintain their own independent management and infrastructure.
The following financial data is derived from our financial statements that are prepared in accordance with IFRS. Non-IFRS measures used in this MD&A are reconciled to or calculated from such values. All dollar references, unless otherwise stated, are in U.S. Dollars.

Key Financial Data
The following present key financial data of the company:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021	2020
Total assets	$43,499	$11,493	$1,440
Net income (loss)	492	(44)	1
Adjusted equity[1]	4,852	1,451	79
Distributable Operating Earnings[1,2]	388	30	1

1.Distributable operating earnings and adjusted equity are Non-IFRS measures. See “Reconciliation of Non-IFRS Measures”.
2.Distributable operating earnings for the year ended 2022 is inclusive of $66 million of net corporate costs relating to activities outside of our three operating segments (2021 - $6 million; 2020 - Nil)

Operating Results and Financial Review
CONSOLIDATED RESULTS OF OPERATIONS
The following table summarizes the financial results of our business for the years ended December 31, 2022, 2021 and 2020.

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021	2020
Net premiums and other policy revenue	$4,484	$7,162	$430
Net investment income, including funds withheld	617	79	84
Total revenues	5,101	7,241	514

Income from equity accounted investments	222	8	—

Net benefits and claims paid on insurance contracts	1,635	292	38
Change in future policy benefits	2,189	6,980	468
Interest credited to policyholders' account balances	156	—	—
Commissions for acquiring and servicing policies	412	—	—
Changes in deferred acquisition costs	(383)	(44)	—
Other reinsurance expenses	125	19	—
Operating expenses	433	35	6
Interest expense on borrowings	129	9	—
Interest expense on preferred shares	67	—	—
Total benefits and expenses	4,763	7,291	512

Net income (loss) before income taxes	560	(42)	2
Income tax expense	(68)	(2)	(1)
Net income (loss) for the year	$492	$(44)	$1
2022 vs. 2021
For the year ended December 31, 2022, we reported net income of $492 million, compared to a net loss of $44 million in the prior year.

Net premiums and other policy revenue of $4.5 billion decreased by $2.7 billion for the year ended December 31, 2022, relative to the same period in 2021. During the year, the company closed 28 PRT deals, representing $1.6 billion of premiums (December 31, 2021 - 26 deals, $1.1 billion premiums). We recorded $1.7 billion of premiums and other policy revenues related to American National, for the period following the close of the acquisition on May 25, 2022. The increase in new business within our Direct Insurance and PRT segments in 2022 was partially offset by the absence of $6.2 billion of large-block reinsurance transactions which closed in September and October 2021. During 2022, we wrote $1.2 billion of flow reinsurance premiums on existing reinsurance transactions.
Net investment income, including funds withheld increased by $538 million for the year ended December 31, 2022, relative to the same period in 2021. Net investment income is comprised of interest and dividends received as well as realized and unrealized gains and losses on financial instruments.
Interest and dividends received increased by $648 million as a result of the growth in our investment portfolio and capital redeployed within recently closed transactions, as well as rising interest rates. Across each of our business segments, we deployed the capital from transactions closed during the year into accretive, higher yielding investments, driving a step up in our net investment spreads. During the year, across our Direct Insurance, Reinsurance and PRT businesses we redeployed approximately $7 billion of existing assets (2021 - $5 billion).
Realized net investment income, including funds withheld, increased by $147 million for the year ended December 31, 2022, relative to the same period in 2021. The increase was as a result of growth in the investment portfolio and capital redeployment, as well as realized gains on the unwind of corporate hedges, which totaled $108 million in the year.
The unrealized net investment loss of $421 million (2021 - loss of $19 million) recorded in the year is primarily due to negative mark-to-market movements on investments measured under fair value through profit and loss as a result of rising interest rates and market volatility experienced during the period, partially offset by unrealized gains from embedded derivatives recorded within our reinsurance funds withheld assets. As the duration of our investment portfolio is currently shorter than the duration of our insurance contract liabilities, the negative mark-to-market on the investment portfolio was more than offset by fair value changes in our future policy benefits balances.
Equity accounted income of $222 million includes approximately $124 million related to investments in associates within our American National subsidiary, and includes a further $98 million related to the company's investment in the common equity of American Equity Investment Life Holding Company (“AEL Holdings”). In the fourth quarter of 2022, the company discontinued the use of the equity method for its investment in AEL Holdings, as a result of the loss of significant influence over the investee following the resignation of our appointed member from the AEL Holdings' Board of Directors. Equity accounted income from 2021 includes $8 million related to the company's investment in the common equity of AEL Holdings, which was recorded as an equity accounted investment starting third quarter of 2021.
Benefits and claims paid to policyholders increased by $1.3 billion for the year ended December 31, 2022, relative to the same period in 2021. The increase is due to contributions from American National, representing $1.2 billion, as well as an increase from prior year within our existing reinsurance and PRT businesses as a result of the two reinsurance transactions closed in the third and fourth quarters of 2021 and an increase in annuitants in-pay in new PRT business since the prior year.
The change in future policy benefits in the year ended December 31, 2022 decreased by $4.8 billion compared to the same period in 2021, primarily due to the absence of the two large-block reinsurance transactions in the prior year, which was partially offset by flow business from our reinsurance transactions and new business contributed since the acquisition of American National in May 2022.
The increase in interest credited to policyholders' account balances, commissions for acquiring and servicing policies were also a result of the acquisition of American National.

The change in deferred acquisition costs increased by $339 million compared to the same period in 2021, as a result of capitalized reinsurance costs associated with flow business within our Reinsurance segment, as well as new business written at American National for the period from May 25, 2022 to December 31, 2022.
Other reinsurance expenses, which includes ceding commissions and sales inducements, increased by $106 million in 2022 compared to the same period in 2021 due to a full year of contribution from reinsurance transactions in late 2021, resulting in additional reinsurance related expenses settled during the period.
Operating expenses increased by $398 million in 2022 compared to the same period in 2021, primarily driven by the inclusion of seven months of expenses from American National representing $334 million, and as a result of additional personnel, professional services and transaction expenses related to the growth of our business as well as one-time transaction costs. Operating expenses in 2022 included $31 million of transaction related expenses (2021 - $8 million).
Interest expense on borrowings increased by $120 million during the year primarily as a result of interest on subsidiary borrowings, representing $1.5 billion of acquisition financing issued at American National, as well as corporate borrowings used to temporarily warehouse investments that will be moved into our insurance companies' investment portfolios.
During the year, the company issued $2.5 billion of preferred shares to Brookfield, in connection with the acquisition of American National. While subordinated to the company's Class A and Class B equity, the junior preferred shares are treated as a liability for accounting purposes, as a result, included with interest expense is $67 million of dividends accrued on the company's preferred shares.
During the year, DOE increased by $358 million to $388 million. The increase was driven by contributions from American National, as well as increased net investment income on our corporate investments, contributions from our investment in AEL Holdings and new business and spread earnings within our PRT and Reinsurance businesses as we made progress redeploying the investments within the portfolios.
2021 vs. 2020
For the year ended December 31, 2021, we reported a net loss of $44 million, compared to net income of $1 million in 2020.
Gross premiums increased by $6.8 billion in 2021 relative to the same period in 2020. The increase included $6.2 billion related to the closing of two large-block reinsurance transactions and a higher volume of PRT deals closed as compared to 2020. During 2021, the company closed 26 PRT deals (2020 - 15), representing $1.1 billion of premiums and approximately 20% of the Canadian PRT market in 2021.
Net investment income including funds withheld decreased by $5 million for the year ended December 31, 2021, relative to the same period in 2020. Net investment income comprises of interest and dividends received, net hedging expenses, as well as realized and unrealized gains and losses on financial instruments. Interest and dividends received increased reflecting the growth in the investment portfolio. Realized gains on investments increased in period as a result of funds withheld income from our first large-block reinsurance transaction. Net hedging expenses relate to costs incurred and mark to market movement associated with derivative contracts not directly related to the company's insurance operating companies' investment portfolios or insurance reserves. Net hedging expenses of $59 million in the year relate to costs incurred to entered into corporate hedges and are partially offset by positive mark to market of hedges entered into as at December 31, 2021. The decrease from 2020 was mainly due to net hedging expenses, partially offset by the increase in other type of net investment income.

Equity accounted income in 2021 of $8 million related to the company's investment in the common equity of AEL Holdings. The company originally acquired a 9.5% interest in AEL Holdings at the time of Spin-Off and the investment was treated as a financial asset. During 2021, as a result of a firm commitment to enter into the reinsurance agreement with American Equity Investment Life Insurance Company (“AEILIC”), we concluded that we had significant influence over AEL Holdings, and as such, derecognized the financial asset and recorded an equity accounted investment.
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
Operating expenses increased by $29 million during 2021 compared to 2020 as a result of additional personnel, professional services and transaction expenses related to the build out of our business. We also recorded unrealized gains and premium cost of the options on our corporate hedging activities as at December 31, 2021 of $59 million. Subsequent to year end, in January 2022, we unwound the hedge positions for a life to date gain on the positions, and the realized gains were reflected in net income in the first quarter of 2022.
During 2021, DOE increased $29 million from the prior year to $30 million. The increase in DOE was a result of increased spread earnings within our PRT segment as a result of new business closed during the year, our proportionate share of earnings from our investment in AEL Holdings, and net earnings on our corporate investment portfolio.

CONSOLIDATED FINANCIAL POSITION
Comparison as at December 31, 2022 and December 31, 2021
The following table summarizes the financial position as at December 31, 2022 and December 31, 2021:

AS AT DEC. 31 US$ MILLIONS	2022	2021
Assets
Cash and cash equivalents	$2,145	$393
Investments	28,098	4,943
Accrued investment income	341	21
Premiums due and other receivables	436	—
Reinsurance funds withheld	5,610	4,650
Derivative assets	44	146
Deferred tax asset	531	20
Equity accounted investments	1,673	344
Deferred acquisition costs	1,732	776
Reinsurance assets	570	169
Investment properties	562	—
Other assets	610	31
Goodwill	102	—
Separate account assets	1,045	—
Total assets	43,499	11,493
Liabilities
Future policy benefits	15,771	8,497
Policyholders' account balances	14,310	—
Policy and contract claims	1,786	—
Unearned premium reserve	1,086	—
Due to related parties	309	467
Other policyholder funds	322	—
Corporate borrowings	2,160	693
Subsidiary borrowings	1,492	—
Liabilities issued to reinsurance entities	151	167
Preferred shares	2,512	—
Other liabilities	1,098	234
Separate account liabilities	1,045	—
Total liabilities	42,042	10,058
Equity
Class A exchangeable and Class B	432	539
Class C	1,017	896
Non-controlling interests	8	—
Total equity	1,457	1,435
Total liabilities and equity	$43,499	$11,493

December 31, 2022 vs. December 31, 2021
Total assets increased by $32.0 billion during the year to $43.5 billion. The increase in total assets included $29.7 billion related to assets of American National, as well as additional transactions closed within our PRT business and flow premiums from our existing reinsurance treaties.
Cash increased by $1.8 billion during the year primarily as a result of the acquisition of American National, contributing $1.4 billion of cash and cash equivalents as at December 31, 2022.
Investments increased by $23.2 billion over the year, primarily as a result of $21.9 billion of assets associated with the acquisition of American National, as well as assets from new business written within our PRT and Reinsurance segments, partially offset by the negative mark-to-market movements on fair valued investments.
Reinsurance funds withheld increased by $960 million over the year, primarily as a result of new flow business written within our AEILIC reinsurance treaty which included the addition of new products, as well as the contribution of positive mark-to-market valuations on the embedded derivative related to reinsurance funds withheld assets.
Deferred acquisition costs, which are costs that are directly related to writing new policyholder contracts are capitalized as deferred acquisition costs to the extent that they are recoverable from gross profits, increased by $956 million as a result of capitalized reinsurance costs associated with flow business within our Reinsurance segment, as well as new business written at American National for the period from May 25, 2022 to December 31, 2022. Deferred acquisitions costs are amortized over the life of the policies in proportion to the estimated gross profits.
Equity accounted investments increased $1.3 billion during the year, including $1.7 billion related to investments in associates within our American National subsidiary. The increase was partially offset by the equity accounted investment in AEL Holdings of $344 million as at December 31, 2021, which was reclassified to financial assets at the end of 2022.
Deferred tax assets increased $511 million during the year, primarily as a result of our acquisition of American National and was partially offset by deferred tax expenses generated within our PRT business.
Other assets increased $579 million during the year, primarily as a result of property, plant and equipment, prepaid pensions obligations and intangible assets within American National.
The increase in accrued investment income and reinsurance assets, as well as the addition of premiums due, investment properties, separate account assets and goodwill are also a result of the acquisition of American National.
Future policy benefits and policyholder account balances increased $21.6 billion during the year and included $19.7 billion related to American National policyholders, as well as new business written within our PRT and Reinsurance business during the year, partially offset by settlements and negative mark-to-market valuations on the fair value of reserves within our PRT business.
Corporate and subsidiary borrowings increased by $3.0 billion during the year, primarily as a result of $1.5 billion of acquisition financing related to the acquisition of American National, as well as $1.5 billion of short-term secured corporate borrowings and additional drawings on the company's revolving credit facility for the purpose of temporarily warehousing attractive investment opportunities that will be transferred into our insurance investment portfolios in the near term. The facility borrowings are secured by the underlying investments related to the credit facility drawings.
Due to related parties decreased by $158 million during the year, primarily as a result of the repayment of short-term loans from Brookfield in connection with the reinsurance transactions closed in 2021.

The company issued $2.5 billion of junior preferred shares to Brookfield during the year. While subordinate to the company's class A and B shares, the preferred shares are treated as a liability for accounting purposes.
The increase in policy and contract claims, unearned premium reserve, other policyholder funds, separate account liabilities and other liabilities were also a result of contributions from the acquisition of American National.
Adjusted equity, which represents the total economic equity of our Company through its Class A, B, and C shares, and Junior Preferred Shares, but excluding accumulated other comprehensive income, increased $3.4 billion to $4.9 billion, as a result of positive retained earnings and the Class C and preferred share issuances to Brookfield during the year, used to fund a portion of the American National acquisition.
SEGMENT REVIEW
The company's operations are organized into three operating segments: direct insurance, reinsurance and PRT.
We measure operating performance primarily using DOE which measures our ability to acquire net insurance assets at a positive margin, and invest these assets at a return that is greater than the cost of policyholder liabilities.
Direct Insurance
The following table presents Distributable Operating Earnings of our Direct Insurance segment for the years ended December 31, 2022, 2021 and 2020:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021	2020
DOE	$394	$—	$—
Comparison of the years ended December 31, 2022, 2021 and 2020
DOE within our Direct Insurance business represents contribution from American National for the period of May 25, 2022 to December 31, 2022. DOE in the year included contributions from our direct origination life and annuities business, benefiting from competitive sales performance and increasing investment performance. Our strong life and annuity earnings were further supplemented with P&C earnings, benefiting from our conservative approach to underwriting products. DOE related to our Direct Insurance business also includes financing costs associated with subsidiary borrowings and corporate overhead directly related to the segment.
Reinsurance
The following table presents Distributable Operating Earnings of our Reinsurance segment for the years ended December 31, 2022, 2021 and 2020:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021	2020
DOE	$39	$13	$—
Comparison of the years ended December 31, 2022, 2021 and 2020
The company's Reinsurance operating companies commenced their operations in 2021 and closed its first two large-block transactions in the last four months of 2021. The company received cash and cash equivalents upon close of the transactions, and to date, we have redeployed over $5 billion of the assets, actively increasing our net investment yield relative to our cost of funds. DOE from our Reinsurance segment also includes our proportionate share of DOE from AEL Holdings, which we account for as an equity accounted investment from the third quarter of 2021 to the third quarter of 2022.

Pension Risk Transfer
The following table presents Distributable Operating Earnings of our PRT segment for the years ended December 31, 2022, 2021 and 2020:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021	2020
DOE	$21	$11	$1
Comparison of the years ended December 31, 2022, 2021 and 2020
For the year, the company closed 28 PRT deals (2021 - 26, 2020 - 15), representing $1.6 billion (2021 - $1.1 billion, 2020 - $432 million) of premiums. The increase in DOE from the prior year was a result of new business closed and the redeployment of assets into higher yielding investments, driving higher spread earnings from the prior periods, as well as the benefit of efficiencies as we scale our PRT business.
Liquidity and Capital Resources
CAPITAL RESOURCES
We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances within our operating subsidiaries and maintain payments to policyholders, as well as maintain distributions to our shareholders. Our principal sources of liquidity are cash flows from our operations, and access to the company’s third-party credit facility, and our credit facility and equity commitment with Brookfield. We proactively manage our liquidity position to meet liquidity needs and continue to develop relationships with lenders who provide borrowing capacity at competitive rates, while looking to minimize adverse impacts on investment returns. We look to structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, if needed. Our corporate liquidity for the periods noted below consisted of the following:

AS AT DEC. 31 US$ MILLIONS	2022	2021
Cash and cash equivalents	$784	$70
Liquid financial assets	241	243
Undrawn credit facilities	544	313
Total Corporate liquidity[1]	$1,569	$626
1.See "Performance Measures used by Management".
As of the date of this MD&A, our liquidity is sufficient to meet our present requirements for the foreseeable future. As part of the Spin-off, Brookfield provided to the company an equity commitment in the amount of $2.0 billion to fund future growth, which the company may draw on from time to time. The equity commitment may be called by the company in exchange for the issuance of class C shares or junior preferred shares. In addition, in connection with the Spin-off we entered into a credit agreement with Brookfield as the lender, providing for a three year revolving $400 million credit facility in addition to our $500 million revolving credit facility with external banks. We use the liquidity provided by our credit facilities for working capital purposes, and we may use the proceeds from the capital commitment to fund growth capital investments and acquisitions. The determination of which of these sources of funding the company will access in any particular situation will be a matter of optimizing needs and opportunities at that time. As of the date of this MD&A, there were no amounts drawn on the Brookfield facility.

Today, we have significant liquidity within our insurance portfolios, giving us flexibility to invest in a rising rate environment and secure attractive investment opportunities. Liquidity within our operating subsidiaries may be restricted from time to time due to regulatory constraints. As at December 31, 2022, the company's cash and cash equivalents included $784 million of unrestricted cash resources that can be deployed to fund corporate activities as needed.

AS AT DEC. 31 US$ MILLIONS	2022	2021
Cash and cash equivalents	$2,145	$393
Liquid financial assets	17,769	6,813
Undrawn credit facilities	544	313
Total liquidity[1]	$20,458	$7,519
1.See "Performance Measures used by Management".
Comparison of the years ended December 31, 2022, 2021 and 2020
The following table presents a summary of our cash flows and ending cash balances for the years ended December 31, 2022, 2021 and 2020:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021	2020
Operating activities	$107	$1,581	$399
Investing activities	(4,341)	(3,864)	(385)
Financing activities	5,994	2,640	13
Cash and cash equivalents
Cash and cash equivalents, beginning of the year	393	35	13
Net change during the year	1,760	357	27
Foreign exchange on cash balances held in foreign currencies	(8)	1	(5)
Cash and cash equivalents, end of the year	$2,145	$393	$35
Operating Activities
2022 vs. 2021
For the year ended December 31, 2022, we generated $107 million of cash from operating activities compared to $1.6 billion during 2021. The net decrease in the amount of cash generated in 2022 was primarily attributable to the absence of the large block coinsurance treaty closed in the prior year, which contributed $1.6 billion of net cash received on close of the transaction, which was partially offset by deferred acquisition costs on the reinsurance treaty.
2021 vs. 2020
For the year ended December 31, 2021, we generated $1.6 billion of cash from operating activities compared to $399 million during 2020. The greater amount of cash generated was primarily due to the coinsurance portion of the large block reinsurance treaty closed during the fourth quarter of 2021, which contributed $1 billion of net cash received on close of the transaction, net of total deferred acquisition costs.

Investing Activities
2022 vs. 2021
For the year ended December 31, 2022, we deployed $24 billion into new investments, including $4.1 billion relating to the acquisition of a 100% interest in American National, net of cash acquired, as well as $14 billion of redeployment into new investments within our insurance operating subsidiaries investment portfolios, which was primarily funded by the sales and maturities of liquid securities as we redeploy into higher-yielding strategies. The purchase and sales, net of maturities, resulted in net deployment of $4.3 billion of cash from investing activities, compared to $3.9 billion during the same period in 2021.
2021 vs. 2020
For the year ended December 31, 2021, we deployed $3.9 billion of cash from investing activities compared to $385 million during 2020. The greater amount of cash used in 2021 was primarily due to additional assets acquired from the reinsurance transactions, the larger number of PRT transactions during the year, portfolio rebalancing activities and additional investments held on the company's balance sheet outside of insurance and reinsurance agreements. The increase of cash used is mainly comprised of $6.0 billion of purchase of investments, partially offset by $2.1 billion of proceeds on disposal of investments.
Financing Activities
2022 vs. 2021
For the year ended December 31, 2022, we generated $6.0 billion of cash from financing activities compared to $2.6 billion generated in 2021. The cash generated in the current year primarily relates to the issuance of $2.5 billion of junior preferred shares, $450 million of Class C shares issued to Brookfield, and $1.5 billion of acquisition financing in connection with the purchase of American National, as well as $2.2 billion in additional borrowings to fund temporary corporate investments, the majority of which will be transferred into our insurance entities in the near term.
2021 vs. 2020
For the year ended December 31, 2021, we generated $2.6 billion of cash from financing activities compared to $13 million generated in the same period in 2020. The cash generated in 2021 related to $1.4 billion of cash received from the issuance of the class A exchangeable shares, class B shares and class C shares of the company during the year, and $1.1 billion of net corporate borrowings that temporarily funded corporate investments that were subsequently transferred into our insurance accounts in 2021.
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
As at December 31, 2022, our common equity was $1.5 billion and our adjusted equity was $4.9 billion. Adjusted Equity represents the total economic equity of our Company through its Class A, B, and C shares and the Junior Preferred Shares issued by our Company, excluding accumulated other comprehensive income.

Included in equity and adjusted equity was approximately $300 million invested in Canadian dollars. All cumulative translation adjustments recorded for the years ended December 31, 2022 and 2021 were related to foreign exchange movements on the Canadian dollar relative to the U.S. dollar.
As at December 31, 2022, we had a notional $2.6 billion (December 31, 2021 - $846 million) of foreign exchange forward contracts in place to hedge against foreign currency risk.
For additional information, see Note 4, “Financial Instruments” of the financial statements.
Future Capital Obligations and Requirements
Subsidiaries of the company have investment commitment agreements to the maximum of $5.4 billion exclusive of taxes and other operating expenses (December 31, 2021 - $463 million). As at December 31, 2022, $2.6 billion was funded (December 31, 2021 - $81 million). The amounts are recognized as loans and receivables, unrated bonds and private equity investments.
For additional information, see Note 26, “Financial Commitments and Contingencies” of the financial statements.

	Payments due by year
AS AT DEC. 31 2022 US$ MILLIONS	Total	Less than 1 year	1- 3 years	4 - 5 years	More than 5 years
Future policy benefits	$15,771	$1,078	$2,142	$1,793	$10,758
Policyholders' account balances	14,310	1,288	2,576	1,717	8,729
Policy and contract claims	1,786	162	321	214	1,089
Unearned premium reserve	1,086	99	195	130	662
Due to related party	309	294	3	2	10
Reinsurance payable	90	16	36	19	19
Derivative liabilities	38	38	—	—	—
Other policyholder funds	322	29	58	39	196
Notes payable	151	11	62	6	72
Corporate borrowings	2,160	1,810	—	350	—
Subsidiary borrowings	1,492	—	—	1,000	492
Deferred revenue	78	5	8	7	58
Liabilities issued to reinsurance entities	151	—	—	—	151
Funds withheld liabilities	10	10	—	—	—
Preferred shares	2,512	—	—	—	2,512
Other liabilities	731	395	235	47	54
Separate account liabilities	1,045	95	188	125	637
Total	$42,042	$5,330	$5,824	$5,449	$25,439

Brookfield Operating Results
An investment in the class A exchangeable shares of the company is intended to be, as nearly as practicable, functionally and economically, equivalent to an investment in Brookfield. A summary of Brookfield’s 2022 operating results is provided below:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021	2020
Revenues	$92,769	$75,731	$62,752
Net income	5,195	12,388	707
Each class A exchangeable share has been structured with the intention of providing an economic return equivalent to one Brookfield Class A Share. We therefore expect that the market price of the class A exchangeable shares should be impacted by the market price of Brookfield Class A Shares and the business performance of Brookfield as a whole. In addition to carefully considering the disclosure made in this MD&A, you should carefully consider the disclosure made by Brookfield in its continuous disclosure filings. Copies of the Brookfield’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR at www.sedar.com.
Lines of Business
Direct Insurance
Following closing of the acquisition of American National, American National has become the platform for our third primary operating line: direct origination of life, annuity and property and casualty insurance policies, which we refer to as direct insurance.
American National, founded in 1905 and headquartered in Galveston, Texas, offers a broad spectrum of products and services through its subsidiaries, which include life insurance, annuities, property and casualty insurance, health insurance, credit insurance, and pension products. The American National companies operate in all 50 states, the District of Columbia and Puerto Rico.
Life Insurance
Whole Life. Whole life products provide a guaranteed benefit upon the death of the insured in return for the periodic payment of a fixed premium over a predetermined period. Premium payments may be required for the entire life of the contract, to a specified age or a fixed number of years, and may be level or change in accordance with a predetermined schedule. Whole life insurance includes some policies that provide a participation feature in the form of dividends. Policyholders may receive dividends in cash or apply them to increase death benefits or cash values available upon surrender, or reduce the premiums required to maintain the contract in-force.
Universal Life. Universal life insurance products provide coverage through a contract that gives the policyholder flexibility in premium payments and coverage amounts. Universal life products may allow the policyholder, within certain limits, to increase or decrease the amount of death benefit coverage over the term of the contract and to adjust the frequency and amount of premium payments. Universal life products are interest rate sensitive, and we determine the interest crediting rates during the contract period, subject to policy specific minimums. An equity-indexed universal life product is credited with interest using a return that is based, in part, on changes in an index, such as the Standard & Poor’s 500 Index (“S&P 500”), subject to a specified minimum.
Variable Universal Life. Variable universal life products provide insurance coverage on a similar basis as universal life, except that the policyholder bears the investment risk because the value of the policyholder’s account balance varies with the investment experience of the securities selected by the policyholder held in the separate account.

Credit Life Insurance. Credit life insurance products are sold in connection with a loan or other credit account. Credit life insurance products are designed to pay to the lender the borrower’s remaining debt on a loan or credit account if the borrower dies during the coverage period.
Annuities
Deferred Annuities. A deferred annuity is an asset accumulation product. Deposits are received as a single premium deferred annuity or in a series of payments for a flexible premium deferred annuity. Deposits are credited with interest at our determined rates subject to policy minimums. For certain limited periods of time, usually from one to ten years, interest rates are guaranteed not to change. Deferred annuities usually have surrender charges that begin at issue and reduce over time and may have market value adjustments that can increase or decrease any surrender value. An equity-indexed deferred annuity is credited with interest using a return that is based, in part, on changes in an index, such as the S&P 500, subject to a specified minimum.
Single Premium Immediate Annuity (“SPIA”). A SPIA is purchased with one premium payment, providing periodic (usually monthly or annual) payments to the annuitant for a specified period, such as for the remainder of the annuitant’s life. Return of the original deposit may or may not be guaranteed, depending on the terms of the annuity contract.
Variable Annuities. With a variable annuity, the policyholder bears the investment risk because the value of the policyholder’s account balance varies with the investment experience of the separate account investment options selected by the policyholder. Our variable annuity products have no guaranteed minimum withdrawal benefits.
Property and Casualty
Personal Lines. Personal lines include insurance policies sold to individuals for auto, homeowners, and other similar exposures. Auto insurance covers specific risks involved in owning and operating an automobile. Homeowner insurance provides coverage that protects the insured owner’s property against loss from perils. Other personal insurance provides coverage for property such as boats, motorcycles and recreational vehicles, and umbrella protection coverage.
Commercial Lines. Commercial lines are primarily focused on providing insurance to agricultural related operations and small to midsize businesses. This includes property and casualty coverage tailored for a farm, ranch, or other agricultural-related businesses. Commercial auto insurance is typically issued in conjunction with the sale of our policies covering farms, ranches, and businesses and covers specific risks involved in owning and operating motor vehicles. Business owners' property and liability insurance, workers' compensation insurance, and other commercial insurance encompassing umbrella protection coverage and other liability coverages, are also offered.
Specialty Markets. Specialty Markets products include renters, mortgage security, aviation, private flood, and credit insurance. Credit insurance provides protection to borrowers and the creditors that extend credit to them against unpaid indebtedness as a result of death, disability, involuntary unemployment, or untimely loss to the collateral securing a personal or mortgage loan.
•Collateral or Creditor Protection Insurance (“CPI”). CPI provides insurance against loss, expense to recover, or damage to personal property pledged as collateral (typically automobiles and homes) resulting from fire, burglary, collision, or other loss occurrence that would either impair a creditor’s interest or adversely affect the value of the collateral. The coverage is purchased from us by the lender according to the terms of the credit obligation and charged to the borrower by the lender when the borrower fails to provide the required insurance.
•Guaranteed Auto Protection or Guaranteed Asset Protection (“GAP”). GAP insures the excess outstanding indebtedness over the primary property insurance benefits that may occur when there is a total loss to or an unrecovered theft of the collateral. GAP can be written on a variety of assets that are used as collateral to secure credit; however, it is most commonly written on automobiles.

As of December 31, 2022, American National and its subsidiaries had $19.7 billion of future policy benefits and policyholder account balances.
Reinsurance
Within our Reinsurance business, we are focused primarily on the reinsurance of annuity-based products, and will primarily seek to transact with direct insurers and other reinsurers.
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
Fixed Annuities
A fixed annuity (“FA”) is a type of insurance contract that provides a fixed rate of investment return (often referred to as a crediting rate) for a specified period of time. Fixed rate reset annuities have a crediting rate that is typically guaranteed for a period of one year, after which insurers are able to change the crediting rate at their discretion, generally to any rate at or above a previously guaranteed minimum rate.
Insurers earn income on FA contracts by generating a net investment spread, which is based on the difference between income earned on the investments supporting the liabilities and the crediting rate owed to customers.
Fixed Index Annuities
A fixed index annuity (“FIA”) is an insurance contract in which the policyholder makes one or more premium deposits that earn interest at a crediting rate based on a specified market index. Policyholders are entitled to recurring or lump sum payments for a specified period of time. FIAs provide policyholders with the ability to earn interest without significant downside risk to their principal balance. A market index tracks the performance of a specific group of stocks or other assets representing a particular segment of the market, or in some cases, an entire market. A policyholder’s crediting rate in relation to a market index is based on the change in the relevant market index, subject to a pre-defined cap (a maximum rate that may be credited), spread (a credited rate determined by reducing a specific rate from the index return) and/or a participation rate (a credited rate equal to a percentage of the index return).
Insurers earn income on FIA contracts based on a net investment spread, which is the difference between income generated on investments supporting the liabilities and the interest that is credited to policyholders.
Payout Annuities
A payout annuity is an income-generating insurance product. In exchange for a lump-sum premium, the policyholder receives a series of guaranteed income payments for one lifetime, two lifetimes, or a specified period of time.

Insurers earn income on payout annuity contracts based on a net investment spread, which is the difference between income generated on investments supporting the liabilities and the interest that is credited to policyholders.
We operate our Reinsurance business through licensed operating companies, North End Re (Cayman) SPC (“NER SPC”) and North End Re Ltd (“NER Ltd.”). As of the date of this MD&A, our subsidiaries have reinsurance and retrocession agreements with two third parties to reinsure a block of U.S. annuities and fixed indexed annuities. As of December 31, 2022, NER SPC and NER Ltd. had $5.9 billion and $1.5 billion (December 31, 2021 - $4.7 billion and $1.6 billion, respectively) of future policy benefits, respectively.
Pension Risk Transfer
PRT is the transfer by a corporate sponsor of the risks (or some of the risks) associated with the sponsorship and administration of a pension plan, in particular, investment risk and longevity risk, which is the risk of an increase in life expectancy of plan beneficiaries. These risks can be transferred either to an insurer like us through a group annuity transaction, or to an individual through a lump-sum settlement payment. PRT using insurance typically involves a single premium group annuity contract that is issued by an insurer, permitting the corporate pension plan sponsor to discharge certain pension plan liabilities from its balance sheet.
A PRT insurance transaction may be structured as either a buy-out annuity or a buy-in annuity. Under a buy-out annuity, a direct insurer enters into a group annuity contract with the plan sponsor and assumes the liability to fund, administer, and pay benefits covered under the contract directly to the individual pension plan members covered under the contract. Under a buy-in annuity, the insurer enters into a group annuity contract with the plan sponsor and is liable to fund and pay the benefits covered under the contract to the pension plan fund, with the plan sponsor retaining the liability to administer and pay pension benefits to plan members. In both cases, the insurer assumes the investment and longevity risk.
Insurers earn income on buy-out and buy-in group annuities by generating a net investment spread, which is based on the difference between income earned on the investments supporting the annuity contract and the cost of the pension liabilities assumed.
Today, our PRT business is operated in Canada and the United States. Our Canadian PRT business is operated through Brookfield Annuity Company (“BAC”), a Canadian domiciled, licensed and regulated direct life insurance company that provides PRT solutions to organizations across Canada. Under American National, we also operate a U.S. PRT business, and successfully completed its first PRT transaction in December 2022. Our North American PRT businesses are led by a team of experts in group annuities, pensions, insurance and investments.
As of December 31, 2022, we had $3.0 billion (December 31, 2021 - $2.2 billion) of future policy benefits related to PRT.
Industry Trends and Factors Affecting Our Performance
As a financial services business providing capital based solutions to the insurance industry, we are affected by numerous factors, including global economic and financial market conditions. Price fluctuations within equity, credit, commodity and foreign exchange markets, as well as interest rates, which may be volatile and mixed across geographies, can significantly impact the performance of our business. We also monitor factors such as consumer spending, business investment, the volatility of capital markets, interest rates, unemployment and the risk of inflation or deflation, which affect the business and economic environment and, in turn, impact the demand for the type of financial and insurance products offered by our business. We believe the following current trends present significant opportunities for us to grow our business.
•Financial market volatility and dislocations across asset classes favor insurers with diverse investment portfolios and access to alternative credit. Insurers primarily invest in public market fixed income products and are exposed to public market valuations. Insurers with an ability to diversify investment portfolios to include alternative and private credit assets provides more favorable investment performance.

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
•Public market valuations have compressed while capital needs have grown. Insurers are trading at cyclical lows, and given the prevailing market environment, are looking to partner with organizations like ours that can provide solutions to address capital needs.
Market Risk
Our Statements of Financial Position within our financial statements include substantial amounts of assets and liabilities whose fair values are subject to market risks. Our significant market risks are primarily associated with interest rates, foreign currency exchange rates and credit risk. The fair values of our investment portfolios remain subject to considerable volatility. The following sections address the significant market risks associated with our business activities.
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
Interest Rate Risk
Interest rates currently increased in many jurisdictions in which we operate in 2022 but remain at relatively low levels by historical standards. The company’s asset liability management practices and interest rate risk management allows the company to mitigate the impact of interest rate volatility on the business. However, sudden or unexpected changes in interest rates may cause certain market dislocations that could negatively impact our financial performance. Interest rate increases would also increase the amount of cash required to service our obligations and our earnings could be adversely impacted as a result thereof.
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
Other Price Risk
Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads.

The company's exposure to the equity markets is managed by sector and individual security and is intended to track the S&P 500 with minor variations. The company mitigates the equity risk by diversification of the investment portfolio.
The company also has equity risk associated with the equity-indexed life and annuity products the company issues. The company has entered into derivative transactions, primarily over-the-counter equity call options, to hedge the exposure to equity-index changes.
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
Legal Risk
In the future we may be parties in actions that routinely arise out of the normal course of business, including legal actions seeking to establish liability directly through insurance contracts or indirectly through reinsurance contracts issued by our subsidiaries. Plaintiffs occasionally seek punitive or exemplary damages. We do not believe that such normal and routine litigation will have a material effect on our financial condition or results of operations. We are also involved from time to time in other kinds of legal actions, some of which assert or may assert claims or seek to impose fines and penalties. We believe that any liability that may arise as a result of other pending legal actions will not have a material effect on our financial statements.
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
Critical judgments made by management and used in preparing the financial statements, are summarized below:
i.Future policy benefits
Contract classifications
Contracts under which the company accepts significant insurance risk from a policyholder are classified as insurance contracts in accordance with IFRS 4 Insurance Contracts (“IFRS 4”) on the Statements of Financial Position. A contract is considered to have significant insurance risk if, and only if, an insured event could cause an insurer to make significant additional payments in any scenario, excluding scenarios that lack commercial substance at the inception of the contract. Contracts under which the company does not accept significant insurance risk are classified as either investment contracts or considered a service contract and are accounted for in accordance with IAS 39 Financial Instruments: Recognition and Measurement or IFRS 15 Revenue from Contracts with Customers, respectively. Once a contract has been classified as an insurance contract, it remains an insurance contract for the remainder of its term, even if the insurance risk reduces significantly during the year, unless all rights and obligations are extinguished or expire. Investment contracts can be reclassified as insurance contracts if insurance risk subsequently becomes significant.
Measurement
Future policy benefits are determined by BAC using the Canadian Asset Liability Method (“CALM”), in accordance with the standards of the Canadian Institute of Actuaries (“CIA”) and as permitted by IFRS 4. BAC’s Appointed Actuary is responsible for determining the amount of future policy benefits in accordance with standards established by the CIA. CALM is used to determine future policy benefits and incorporates best-estimate assumptions for longevity, future investment yields, administration costs, margins for adverse deviation and inflation. Margins for adverse deviation are necessary to provide for possibilities of misestimation and future deterioration in the best estimate assumptions, and provide reasonable assurance that future policy benefits cover a range of possible outcomes. Margins are reviewed periodically for continued appropriateness.
Future policy benefits are determined by NER Ltd. using a reserve methodology under accounting principles generally accepted in the United States of America ("US GAAP"), as permitted by IFRS 4. Future policy benefits are carried at the accumulated contract holder values without reduction for potential surrender or withdrawal charges. These are equal to the balance that accrues to the benefit of the policyholders as of the reporting date (commonly referred to as the account value), including policyholders’ accumulated net deposits plus a guaranteed rate of interest credited, less policyholder deaths and withdrawals. Future policy benefits are further evaluated using accepted actuarial valuation methods based on assumptions related to mortality, withdrawals, surrender and deposit rates, determined when the policies are assumed.

Future policy benefits are determined by NER SPC using US GAAP reserve methodology, as permitted by IFRS 4. Future policy benefits for fixed index annuity contracts (with embedded derivatives) are carried at fair value with an explicit margin added to the mortality, lapse and partial withdrawal assumptions. The host contract and the embedded derivative are bifurcated. The embedded derivative cash flows incorporate a risk margin and are discounted using a rate that reflects our own credit rating. The host contract is established at contract inception as the initial value less the initial fair value of the embedded derivative and accreted over the policy’s life. The host value’s accretion rate is updated each quarter so that the present value of the actual and expected guaranteed cash flows is equal to the initial host.
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
Future policy benefits are determined by American National using US GAAP reserve methodology, as permitted by IFRS 4. Liabilities for future policy benefits for traditional products have been provided on a net level premium method based on estimated investment yields, withdrawals, mortality, and other assumptions that were appropriate at the time the policies were issued. Upon acquisition, the fair value of future policy benefits was determined using a Defined Valuation Net Premium (DVMP) method. Key assumptions used in calculating the fair value of future policy benefits include the net to gross premium ratio, discount rates and Provisions for Adverse Deviation (PADs) including mortality and inflation. Estimates are based on historical experience adjusted for possible adverse deviation. These estimates are periodically reviewed and compared with actual experience. When it is determined that future expected experience differs significantly from existing assumptions, the estimates are revised for current and future issues.
Included within future policy benefits are amounts related to certain contracts or blocks of business that have negative VOBA. Negative VOBA is amortized over the duration of the respective contracts, being 30 years using the straight-line method. We record the fair value of the liabilities assumed in two components: reserves and VOBA. Reserves are established using our best estimate assumptions consistent with the policies described below for future policy benefits and interest sensitive contract liabilities. VOBA is the difference between the fair value of the liabilities and the reserves. Any negative VOBA is recorded within the associated reserves.
ii.Deferred acquisition costs and value of business acquired
Deferred policy acquisition costs (“DAC”) are capitalized costs related directly to the successful acquisition of new or renewal insurance contracts. Significant costs are incurred to acquire insurance, reinsurance, and annuity contracts, including commissions and certain underwriting, policy issuance, and processing expenses.
DAC on Reinsurance business is amortized over the life of the policies in proportion to the estimated gross profits. Costs that are directly related to the successful acquisition of reinsurance contracts are capitalized as DAC to the extent that they are recoverable from gross profits. These costs consist of commission and policy issuance costs, as well as sales inducements credited to policyholder account balances.

Effective October 1, 2022, the company made a change in accounting policy to treat the difference between the amount paid for reinsurance contracts and the amount of the liabilities for policy benefits relating to the underlying reinsured contracts as the cost of reinsurance that is deferred and amortized over the reinsurance contract. This was applied retrospectively as it resulted in reliable and more relevant information about the effects of the reinsurance treaty on the company's financial conditions and performance.
DAC on traditional life, including limited-pay contracts, and health products is amortized with interest over the anticipated premium-paying period of the related policies in proportion to the ratio of annual premium revenue expected to be received over the life of the policies. Expected premium revenue is estimated by using the same mortality, morbidity, and withdrawal assumptions used in computing liabilities for future policy benefits.
DAC on universal life and investment-type contracts is amortized as a level percentage of the present value of anticipated gross profits from investment yields, mortality, and surrender charges. The effect of the realization of unrealized gains (losses) on DAC is recognized in net unrealized loss on available for sale securities in the Statements of Financial Position as of the reporting date. A change in interest rates could have a significant impact on DAC calculated for these contracts.
DAC associated with property and casualty business is amortized over the coverage period of the related policies, in relation to premiums earned.
DAC on participating whole life products is amortized in proportion to estimated gross margins. Estimated gross margins are equal to premiums, plus investment income, less benefits, less expenses not included in DAC, less the change in reserves, less dividends.
For short-duration and long-duration contracts, DAC is grouped consistent with the manner in which insurance contracts are acquired, serviced, and measured for profitability and is reviewed for recoverability based on the profitability of the underlying insurance contracts. Investment income is anticipated in assessing the recoverability of DAC for short-duration contracts.
Value of Business Acquired ("VOBA") is the intangible asset representing the value assigned to contracts already in force.
In conjunction with the acquisition of insurance policies or investment contracts, a portion of the purchase price is allocated to the right to receive future gross profits from cash flows and earnings of associated insurance policies and investment contracts. This intangible asset is based on the actuarially estimated present value of future cash flows from associated insurance policies and investment contracts acquired. The estimated present value of future cash flows used in the calculation of VOBA is based on certain assumptions, including mortality, persistency, expenses and interest rates that the company believes to be those of a market participant. The company amortizes VOBA based on the estimated premium earning patterns.
iii.Reinsurance funds withheld
Reinsurance funds withheld is a receivable for amounts contractually withheld by ceding companies in accordance with reinsurance agreements in which NER Ltd. and NER SPC, indirect wholly owned subsidiaries of the company, act as reinsurers. The receivable represents assets that are held in custodial accounts that are legally segregated from the third-party ceding companies’ general accounts and are managed by NER Ltd. and NER SPC. The assets are typically cash and cash equivalents and fixed income asset types. In the event of ceding companies' insolvency, NER Ltd. and NER SPC would need to assert a claim on the assets supporting the reserve liabilities. However, NER Ltd. and NER SPC have the ability to offset amounts owed to the ceding companies. Interest generally accrues on these assets based upon the investment earnings on the underlying investments. The company is subject to the investment performance and has all economic rights and obligations on the funds withheld assets, in a fashion similar to the invested assets held directly by NER Ltd. and NER SPC. The underlying agreements contain embedded derivatives as discussed in Derivative financial instruments (Note 2(l)).

iv.Reinsurance assumed
NER Ltd. closed a retrocession agreement on September 3, 2021 with a third party insurance company to reinsure multi-year guarantee fixed annuities. At the time of closing, the retrocession agreement had a retrospective effective date of April 1, 2021, representing the date on which the company has the reinsurance contractual obligations.
NER Ltd. assumes insurance contracts under modified coinsurance arrangements (“Modco arrangements”).
Assets and liabilities assumed under Modco arrangements are presented gross on the balance sheet. For insurance contracts, the change in assumed reserves and benefits are presented as change in insurance reserves on the Statements of Operations. Assumed premiums are included in premiums on the Statements of Operations. Expenses outside of account value, such as commissions and federal excise taxes, are included in other reinsurance expenses in the Statements of Operations.
NER SPC closed a retrocession agreement on October 8, 2021 with an insurance company which was the company's associate to reinsure fixed indexed annuities. At the time of closing, the retrocession agreement had a retrospective effective date of July 1, 2021, representing the date on which the company has the reinsurance contractual obligations.
NER SPC assumes insurance contracts under Modco arrangements and Coinsurance. NER SPC generally has the right of offset on reinsurance contracts but have elected to present reinsurance settlement amounts due to and from the cedant on a gross basis.
v.Reinsurance assets
In the normal course of business, BAC and American National are users of reinsurance in order to limit the potential for losses arising from certain exposures. To the extent that third party reinsurers are unable to meet their obligations, BAC and American National remain liable to its policyholders for the portion reinsured.
Reinsurance assets are estimated amounts due to the company from reinsurers related to paid and unpaid ceded claims and claim adjustment expenses ("CAE") and are presented net of a reserve for collectability. Recoveries of gross ultimate losses under our non-catastrophe reinsurance are estimated by a review of individual large claims and the ceded portion of IBNR using assumed distribution of loss by percentage retained. Recoveries of gross ultimate losses under our catastrophe reinsurance are estimated by applying reinsurance treaty terms to estimates of gross ultimate losses. The most significant assumption is the average size of the individual losses for those claims that have occurred but have not yet been reported and our estimate of gross ultimate losses. The ultimate amount of the reinsurance ceded recoverable is unknown until all losses settle.
At each reporting date, the reinsurance assets, if any, are assessed for impairment. If there is objective evidence that the reinsurance assets are not recoverable and the impact of the event can be reliably measured, an impairment loss is recognized for the amount by which the carrying amount exceeds the recoverable amount.
vi.Policyholders’ account balances
Policyholders' account balances represent the contract value that has accrued to the benefit of the policyholders related to universal-life and investments-type contracts. For fixed products, these are generally equal to the accumulated deposits plus interest credited, reduced by withdrawals, payouts, and accumulated policyholder assessments. Indexed product account balances are equal to the sum of host and embedded derivative reserves computed per derivative accounting guidance.

vii. Policy and contract claims
Policy and contract claims are established to provide for the estimated costs of paying claims. These reserves include estimates for both case reserves and incurred but not reported claims (“IBNR”) liabilities. Case reserves include the liability for reported but unpaid claims. IBNR liabilities include a provision for potential development on case reserves, losses on claims currently closed which may reopen in the future, as well as IBNR claims. These liabilities also include an estimate of the expense associated with settling claims, including legal and other fees, and the general expenses of administering the claims adjustment process.
viii.Other policyholder funds
Other policyholder funds consist of liabilities related to dividends payable on participating business. For the majority of this participating business, profits earned are reserved for the payment of dividends to policyholders, except for the stockholders' share of profits on participating policies. Participating policyholders' interest includes the accumulated net income from participating policies reserved for payment to such policyholders in the form of dividends, less net income allocated to stockholders, as well as a pro rata portion of unrealized investment gains (losses), net of tax.
ix.Deferred revenue
The deferred revenue for interest-sensitive life and investment-type contracts is amortized over the life of the policies. Different amortization methods are permissible, one of these methods being present value of estimated gross profits. However, if estimated gross profits are expected to be negative, alternative amortization techniques are to be used. Given the absence of initial profits for NER Ltd., the deferred revenue is amortized by number of in-force policies. Estimates of in-force policy numbers are based on assumptions using accepted actuarial methods. Amortization is recorded in total revenue within the Statements of Operations.
x.Premium, benefits, claims incurred, and expenses
Traditional ordinary life and health premiums are recognized as revenue when due. Benefits and expenses are associated with earned premiums to result in recognition of profits over the term of the insurance contracts.
Annuity premiums received on limited-pay and supplemental annuity contracts involving a significant life contingency are recognized as revenue when due. Deferred annuity premiums are recorded as deposits rather than recognized as revenue. Revenues from deferred annuity contracts are principally surrender charges and, in the case of variable annuities, administrative fees assessed to contract holders.
Universal life and single premium whole life revenues represent amounts assessed to policyholders including mortality charges, surrender charges actually paid, and earned policy service fees. Amounts included in benefits are claims in excess of account balances returned to policyholders and interest credited to account balances.
Property and casualty premiums are recognized as revenue over the period of the contract in proportion to the amount of insurance protection, which is generally evenly over the contract period. Claims incurred consist of claims and CAE paid and the change in reserves.
Gross premiums for PRT and reinsurance issued are recognized as revenue when due and collection is reasonably assured. When premiums are recognized, future policy benefits are computed, the result being that benefits and expenses are matched with such revenue. Premiums ceded are recognized when due and in accordance with the terms of the contractual agreement between the company and reinsurer. Premium refunds, if any, are recognized on an accrual basis. Gross benefits and benefits ceded are recorded in the Statements of Operations when they are due and incurred.

xi.Investment in associates, joint ventures and other limited partnership interests
Associates are entities over which the company exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but without control or joint control over those policies. Joint ventures are joint arrangements whereby the parties that have joint control of the arrangement have the rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control over an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. Other limited partnership interests are partnership arrangements in which the company has the ability to exercise significant influence over the investee’s operations, but it does not have a controlling interest and is not the primary beneficiary.
The equity method is used to account for the company’s investments in associates, joint ventures and other limited partnership interests within the Statements of Financial Position and the Statements of Operations.
Interests in associates, joint ventures and other limited partnership interests accounted for using the equity method are initially recognized at cost. At the time of initial recognition, if the cost of the associate or joint venture or other limited partnership interests is lower than the proportionate share of the investment's underlying fair value, the company records a gain on the difference between the cost and the underlying fair value of the investment in net income. If the cost of the associate or joint venture or other limited partnership interests is greater than the company’s proportionate share of the underlying fair value, goodwill relating to the associate or joint venture or other limited partnership interests is included in the carrying amount of the investment.
Subsequent to initial recognition, the carrying value of the company’s interest in an associate or joint venture or other limited partnership interests is adjusted for the company’s share of comprehensive income and distributions of the investee. Profit and losses resulting from transactions with an associate or joint venture or other limited partnership interests are recognized in the financial statements based on the interests of unrelated investors in the investee. The carrying value of associates or joint ventures or other limited partnership interests is assessed for impairment indicators at each reporting date. Impairment losses on equity accounted investments may be subsequently reversed in net income. Further information on equity accounted investments is available in Note 7.
xii.Structured entities
The company invests a portion of its assets in structured entities that issue debt and preferred securities to subsidiaries of the company, and its reinsurance treaty accounts. The company controls these entities, and as a result, these entities are consolidated within the company’s financial statements. The company assesses the variable returns determination for the structured entities on an ongoing basis.
Liabilities of the entities that do not eliminate upon consolidation are recorded as liabilities of structured entities.
The carrying amount of the company’s investment in the consolidated structured entities is determined in accordance with the company’s accounting policies for the underlying securities held within the structured entities.
xiii.Goodwill
Goodwill is measured as the excess of the sum of the consideration transferred over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. Goodwill is allocated to the cash-generating unit or units to which it relates. The company identifies cash-generating units as identifiable groups of assets that are largely independent of the cash inflows from other assets or groups of assets.

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined for goodwill by assessing if the carrying value of a cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated value-in-use and fair value less costs of disposal. Impairment losses recognized in respect of a cash-generating unit are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the cash-generating unit. Any goodwill impairment is charged to profit or loss in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed. In the year of a business acquisition, the recoverability of the acquired goodwill is assessed by revisiting the assumptions of the related underwriting model.
The company assesses the impairment of goodwill by reviewing the value-in-use or fair value less costs of disposal of the cash-generating units to which goodwill has been allocated. The company uses the following significant assumptions and estimates: the circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the cash-generating unit, discount rates, terminal capitalization rates, terminal valuation dates, useful lives and residual values.
Future Accounting Policy Changes
Our Company will be converting from IFRS to US GAAP as our accounting framework for the period beginning January 1, 2023. The purpose of the conversion is to better align our financial statements and related disclosures with our peer set and use a framework that we think will be more familiar to potential ceding company clients. The conversion for the period beginning January 1, 2023 was determined given the new accounting standards for Insurance Contracts under US GAAP (ASU 2018-12 Long-Duration Targeted Improvement, or LDTI) has an effective implementation date of January 1, 2023. However, the company’s financial statements for the year ended December 31, 2022 will be reported under IFRS and our financial statements will be reported under US GAAP beginning with the first quarter of 2023.
Performance Measures Used by Management
To measure performance, we focus on net income and total assets, as well as certain non-IFRS measures, including Distributable Operating Earnings and Adjusted Equity. In addition, we provide certain metrics such as Total Corporate Liquidity and Total Liquidity which we believe are useful to investors to provide additional insights into assets within the business available for redeployment. Refer to the “Segment Review” section of this MD&A for further discussion on our performance measures as at December 31, 2022, and for the years ended December 31, 2022, 2021 and 2020.
Non-IFRS Measures
We regularly monitor certain Non-IFRS measures that are used to evaluate our performance and analyze underlying business performance and trends. We use these measures to establish budgets and operational goals, manage our business and evaluate our performance. We also believe that these measures help investors compare our operating performance with our results in prior years. These Non-IFRS financial measures are provided as supplemental information to the financial measures presented in this MD&A that are calculated and presented in accordance with IFRS. These Non-IFRS measures are not comparable to IFRS and may not be comparable to similarly described Non-IFRS measures reported by other companies, including those within our industry. Consequently, our Non-IFRS measures should not be evaluated in isolation, but rather, should be considered together with the most directly comparable IFRS measure in our consolidated financial statements for the years presented. The Non-IFRS financial measures we present in this MD&A should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with IFRS. During the year, Excess Capital and Net Reserve capital were no longer used as Non-IFRS measures as following the completion of the American National acquisition, the majority of equity within the business is deployed into insurance operating companies.

Distributable Operating Earnings
Distributable Operating Earnings is a key measure of our financial performance. We use Distributable Operating Earnings to assess operating results and the performance of our businesses. We define distributable operating earnings as net income excluding the impact of depreciation and amortization, deferred income taxes, income from equity accounted investments, mark-to-market on investments, reserves and derivatives, breakage and transaction costs, and is inclusive of our share of adjusted earnings from our investments in associates.
Distributable operating earnings is a measure of operating performance. We use distributable operating earnings to assess our operating results. Distributable Operating Earnings is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS as issued by the IASB. Distributable Operating Earnings is therefore unlikely to be comparable to similar measures presented by other issuers.
We believe our presentation of Distributable Operating Earnings is useful to investors because it supplements investors’ understanding of our operating performance by providing information regarding our ongoing performance that excludes items we believe do not directly affect our core operations. Our presentation of Distributable Operating Earnings also provide investors enhanced comparability of our ongoing performance across years.
Adjusted Equity
Adjusted Equity represents the total economic equity of our Company through its Class A, B, and C shares and the Junior Preferred Shares issued by our Company, excluding accumulated other comprehensive income. We use Adjusted Equity to assess our return on our equity.
For further details regarding our use of our Non-IFRS measures, as well as a reconciliation of net income and total equity to these measures, see the “Reconciliation of Non-IFRS Measures” section of this MD&A.
Reconciliation of Non-IFRS Measures
The following table reconciles our net income to Distributable Operating Earnings:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021	2020
Net income	$492	$(44)	$1
Deferred income tax expense	47	2	—
Junior preferred share dividends	67	—	—
Transaction costs	31	8	—
Equity accounted (income) loss	(54)	(8)	—
Depreciation	13	—	—
Mark-to-market on investments and reserves	(208)	72	—
Distributable Operating Earnings	$388	$30	$1

The following table reconciles our equity to Adjusted Equity:

AS AT DEC. 31 US$ MILLIONS	2022	2021	2020
Total equity	$1,457	$1,435	$83
Add:
Accumulated Other Comprehensive Loss (Income)	883	16	(4)
Preferred shares	2,512	—	—
Adjusted equity	$4,852	$1,451	$79
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
See Item 5.A “Operating Results — Industry Trends and Factors Affecting Our Performance”
5.E    CRITICAL ACCOUNTING ESTIMATES
See Item 5.A “Operating Results — Critical Accounting Policy and Estimates”
ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A    DIRECTORS AND SENIOR MANAGEMENT
Our Board of Directors and Executive Officers
The table below presents certain information concerning the board of directors and executive officers of our company.

Name, City, Province and Country of Residence	Position/Title	Age	Principal Occupation
Barry Blattman(1)	Director	60	Vice Chair of Brookfield Asset Management
New York, USA

Dr. Soonyoung Chang(2)	Director	64	Senior Advisor, Investment Corporation of Dubai
Dubai, UAE

William Cox(2)(3)(4)(5)	Director	60	Director
Devonshire, Bermuda

Gregory Morrison(3)	Director	65	Corporate Director
Smith’s Parish, Bermuda

Lars Rodert(3)(4)	Director	61	Founder and Chief Executive Officer, ÖstVäst Advisory AB
Stockholm, Sweden

Anne Schaumburg(2)(3)(4)	Director	73	Business Executive; Director
New Jersey, USA

Sachin Shah(1)(6)	Director Chief Executive Officer(7)	46	Chief Executive Officer of our company and Managing Partner and Chief Executive Officer, Insurance Solutions of Brookfield Corporation
Toronto, Ontario, Canada

Jay Wintrob	Director	65	Chief Executive Officer of Oaktree Capital Management
Los Angeles, USA

Thomas Corbett	Chief Financial Officer(7)	43	Chief Financial Officer of our company and Managing Partner of Brookfield Corporation
Toronto, Ontario, Canada

Paul Forestell	Chief Operating Officer	54	Chief Operating Officer of our company
Toronto, Ontario, Canada

Lorenzo Lorilla	Chief Investment Officer(7)	41	Chief Investment Officer of our company and Managing Partner of Brookfield Corporation
Toronto, Ontario, Canada

Gregory McConnie	Chief Executive Officer of North End Re	51	Chief Executive Officer of North End Re
Christ Church, Barbados
_________________________
(1)Compensation is not expected to be paid for any services rendered as a director.

(2)Member of our Compensation Committee. Anne Schaumburg is the chair of our Compensation Committee.
(3)Member of our Audit Committee. Lars Rodert is the chair of our Audit Committee and is the Audit Committee financial expert. Our Audit Committee consists solely of independent directors, each of whom are persons determined by our company to be financially literate within the meaning of National Instrument 52-110 — Audit Committees. Each of our Audit Committee members has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can be reasonably be expected to be raised by our company’s financial statements.
(4)Member of our Governance and Nominating Committee. William Cox is the chair of our Governance and Nominating Committee.
(5)Lead independent director.
(6)Chair of our board.
(7)Services provided pursuant to the Administration Agreement. See Item 10.C “Material Contracts — The Administration Agreement”.
The business address of Mr. Blattman, Ms. Schaumburg and Mr. Lorilla is Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281. The business address of Dr. Chang, Mr. Cox, Mr. Morrison and Mr. Rodert is Ideation House, First Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda. The business address of each of Mr. Shah, Mr. Corbett, Mr. Forestell is Suite 100, Brookfield Place, 181 Bay Street, Toronto, Ontario M5J 2T3. The business address of Mr. Wintrob is 333 S. Grand Avenue Los Angeles, California 90071. The business address of Mr. McConnie is Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados, BB15131.
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

Gregory Morrison. Gregory Morrison has served as director of our company since December 2020. A resident of Hamilton, Bermuda, Mr. Morrison sits on a number of property, casualty and life insurance company boards and their subsidiaries, including Trisura Group Ltd., Aetna Life and Casualty (Bermuda) Limited, Multi-Strat Holdings Ltd., Property Insurance Company of America, Aspen Bermuda Ltd., Stonybrook Capital LLC and various international subsidiaries of Brookfield Corporation. He previously served as Chief Executive Officer of Trisura Group Ltd., Imagine Group Holdings Ltd., Platinum Underwriters Holdings Ltd. and London Reinsurance Group Inc. Mr. Morrison is a Fellow of the Society of Actuaries (retired).
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
Sachin Shah. Sachin Shah has served as the Chair of the Board and Chief Executive Officer of our company since May 2021. As Chief Executive Officer, he oversees a seasoned team focused on providing capital-based solutions to insurance companies and their stakeholders. A resident of Toronto, Canada, Mr. Shah is also a Managing Partner and Chief Executive Officer, Insurance Solutions of Brookfield Corporation and a director of Brookfield Renewable Partners. Mr. Shah joined Brookfield in 2002 and has held a variety of senior roles, including Chief Investment Officer of Brookfield Asset Management and Chief Executive Officer of Brookfield Renewable Partners where he was instrumental in growing the platform into a global business diversified across multiple technologies. Mr. Shah is a member of the board of the Ryerson University Brookfield Institute for Innovation and Entrepreneurship. Mr. Shah holds a Bachelor of Commerce degree from the University of Toronto and is a member of the Chartered Professional Accountants of Canada.
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

Thomas Corbett. Mr. Corbett is Chief Financial Officer of our company. Mr. Corbett joined Brookfield in 2008, and since then has held a number of senior finance positions in its Renewable Power Group including Chief Financial Officer of Brazilian renewable power operations as well as Chief Financial Officer of the energy marketing group. Mr. Corbett was most recently a Managing Director of Brookfield Asset Management, responsible for global accounting and financial reporting functions. Mr. Corbett holds a Bachelor of Commerce degree from Carleton University and is a Chartered Professional Accountant.
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
Lorenzo Lorilla. Lorenzo Lorilla is Chief Investment Officer of our company. Mr. Lorilla joined Brookfield in 2021 and was most recently a Managing Partner and Deputy Chief Investment Officer responsible for asset allocation and execution of investment strategy for our company. Prior to joining Brookfield, Mr. Lorilla was Deputy Chief Investment Officer of Kuvare Insurance Services, and previously, Head of Credit Investments at Global Atlantic Financial Group as well as its predecessor, the Goldman Sachs Reinsurance Group. Mr. Lorilla holds a Master of Engineering from Massachusetts Institute of Technology.
Gregory McConnie. Gregory McConnie serves as the Chief Executive Officer of NER SPC and of NER Ltd. and is the President and Chief Executive Officer of Brookfield International Holdings Inc. (formerly Brookfield International Bank Inc.), a position he has held since 2012. In his current role, Mr. McConnie is responsible for Brookfield’s Barbados operations and serves as director on several Brookfield entities in Bermuda. Mr. McConnie is a member of the Barbados Economic Recovery and Transformation plan monitoring committee, an independent committee responsible for monitoring the performance of the Government of Barbados against targets agreed with the International Monetary Fund under a fund facility provided by the IMF. Mr. McConnie has over 25 years of experience in the financial services industry. Mr. McConnie was educated at the University of the West Indies and is a Fellow of the Association of Chartered Certified Accountants and of the Institute of Chartered Accountants of Barbados. He also earned the Associate in Reinsurance designation from The Institutes.
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

6.B    COMPENSATION
Director Compensation
For the year ended December 31, 2022, the directors of our company were entitled to an annual retainer of $150,000 for their service on the board and the Committees, and reimbursement of expenses incurred in attending meetings. The lead independent director of our company was paid an additional amount of $50,000, for serving in such position. The chair of the Audit Committee received an additional $20,000 and members of the Audit Committee received an additional $10,000 for serving in such positions. Directors who are not independent due to their employment with Brookfield receive no fees for their services on the board of our company.

Compensation Element	Amount for the Year Ended December 31, 2022
Annual Retainer	$150,000
Audit Committee Chair Additional Retainer	$20,000
Audit Committee Member Additional Retainer (Non-Chair)	$10,000
Lead Independent Director Additional Retainer	$50,000
The following table sets out information concerning the compensation earned by, paid to or awarded to the directors in their capacities as directors of the company during the year ended December 31, 2022. The directors are paid in U.S. dollars. The Governance and Nominating Committee periodically reviews board compensation in relation to its peers and other similarly-sized companies and is responsible for approving changes in compensation for non-employee directors.

Director Compensation Table
Name	Fees Earned in Cash ($)	Share and option-based awards ($)	All Other Compensation ($)	Total Annual Compensation ($)
Barry Blattman(e)	-	-	-	-
Soonyoung Chang	$150,000	-	-	$150,000
William Cox(a)(b)	$210,000	-	-	$210,000
Gregory Morrison(a)(c)	$162,500	-	-	$162,500
Lars Rodert(a)(d)	$167,500	-	-	$167,500
Anne Schaumburg(a)	$160,000	-	-	$160,000
Sachin Shah(e)	-	-	-	-
Jay Wintrob	$150,000	-	-	$150,000
__________________________
Notes:
(a)Audit Committee Member.
(b)William Cox served as Lead Independent Director.
(c)Gregory Morrison served as Audit Committee Chair for part of the year.
(d)Lars Rodert served as Audit Committee Chair for part of the year.
(e)Each of Barry Blattman and Sachin Shah receive no compensation in their capacities as affiliated directors of our company.

Equity Ownership of Directors
We believe that directors can better represent shareholders if they have economic exposure to our company themselves. We expect that directors of our company hold sufficient class A exchangeable shares and/or Brookfield Class A Shares such that the acquisition costs of our class A exchangeable shares or Brookfield Class A Shares held by such directors is equal to at least two times their aggregate annual retainer for serving as a director of our company, as determined by our board from time to time. Directors of our company are required to meet this requirement within five (5) years of their date of appointment.
The current directors of the company together beneficially own approximately 1% of the class A exchangeable shares.
Executive Compensation
Compensation Philosophy of our Company
Our named executive officers (“NEOs”) comprise the core senior management team of our company, some of whom are employees of Brookfield and are provided to our company pursuant to the Administration Agreement. Our Chief Executive Officer, Chief Financial Officer, Chief Investment Officer and Gregory McConnie, the Chief Executive Officer of our reinsurance business, are employees of Brookfield who perform functions for our company that would make them NEOs of our company. Brookfield Corporation, and not our company, determines the compensation of the NEOs who are Brookfield employees. Our company has adopted an approach to compensation that is intended to foster an entrepreneurial environment that encourages management to consider the risks associated with the decisions they make and take actions that will create long-term sustainable cash flow growth and will improve long-term shareholder value. Our company pays fees to Brookfield Corporation under the Administration Agreement on a cost recovery basis for the services of our Chief Executive Officer, Chief Financial Officer, Chief Investment Officer and the Chief Executive Officer of our reinsurance business equal to the pro rata portion of their annual base salary, cash bonus and overhead costs attributable to the services they provide to our company. Our company does not reimburse Brookfield Corporation for any costs associated with the participation of our Chief Executive Officer, Chief Financial Officer, Chief Investment Officer or the Chief Executive Officer of our reinsurance business in Brookfield Corporation’s long-term incentive plans. Compensation of the NEOs is determined and approved by Brookfield Corporation, in the case of our Chief Executive Officer, Chief Financial Officer, Chief Investment Officer and the Chief Executive Officer of our reinsurance business, and by our compensation committee, in the case of all other NEOs.
During 2022, our NEOs received approximately $4.4 million in aggregate compensation paid by our company for all services to our company and our subsidiaries. There are currently no equity compensation plans under which equity securities of the company or our subsidiaries are authorized for issuance, however, our NEOs may, at the discretion of Brookfield Corporation, participate in certain long-term incentive plans of Brookfield Corporation or Brookfield Asset Management Ltd. for their services to Brookfield Corporation or Brookfield Asset Management Ltd., including in the form of deferred share units, restricted shares, escrowed shares, and stock options. Each form of Brookfield Corporation and Brookfield Asset Management Ltd. long-term incentive plans have similar terms and conditions.
With the exception of Mr. McConnie, there are no employment contracts between the NEOs and our company or Brookfield Corporation. With the exception of Mr. McConnie, none of the NEOs have any termination, change of control arrangement or other compensatory plan, contract or arrangement with our company or Brookfield Corporation. Pursuant to his employment agreement, in the event that Mr. McConnie’s employment is terminated by his employer, he is eligible to receive a severance payment as determined under the Severance Payments Act of Barbados (Chapter 355A), plus a one-time payment in the amount of BBD$300,000 (equivalent to US$150,000 at an exchange rate of BBD$1.00 = US$0.50).

Compensation Elements for our NEOs
The primary elements of total compensation for our NEOs include base salary, annual management incentive plan awards, which we refer to as a cash bonus, and participation in long-term incentive plans. Our company pays fees to Brookfield Corporation under the Administration Agreement on a cost recovery basis for the services of our Chief Executive Officer, Chief Financial Officer, Chief Investment Officer and the Chief Executive Officer of our reinsurance business equal to the pro rata portion of their annual base salary, cash bonus and overhead costs attributable to the services they provide to our company. Our company does not reimburse Brookfield Corporation for any costs associated with the participation of our Chief Executive Officer, Chief Financial Officer, Chief Investment Officer or the Chief Executive Officer of our reinsurance business in Brookfield Corporation’s long-term incentive plans.
Our company has adopted an approach to compensation that aligns with Brookfield Corporation’s approach and consists of the three primary elements of base salary, cash bonus, and participation in long-term incentive plans. As executives progress within our company, we expect that an increasingly larger share of annual compensation for these executives will be represented by awards pursuant to one of Brookfield’s long-term incentive plans, which vest over time, in order for the executives to increase their ownership interest under one of Brookfield’s long-term incentive plans and to be consistent with our company’s focus on long-term value creation. Our company has no control over the form or amount of the compensation paid by Brookfield Corporation to the Chief Executive Officer, Chief Financial Officer, Chief Investment Officer or the Chief Executive Officer of our reinsurance business and their participation in Brookfield’s long-term incentive plans is not allocated to or payable by our group. However, our company will reimburse Brookfield Corporation for the participation of our NEOs that are not employed by Brookfield Corporation in Brookfield’s long-term incentive plans.
Compensation of the NEOs is determined and approved by Brookfield Corporation, in the case of our Chief Executive Officer, Chief Financial Officer, Chief Investment Officer and the Chief Executive Officer of our reinsurance business, and by the Compensation Committee, in the case of all other NEOs.
Base Salaries
Base salaries tend to remain fairly constant from one year to another unless the scope and responsibility of a position has changed. Base salaries deliver the only form of fixed compensation for the NEOs and are not intended to be the most significant component of their compensation.
Cash Bonus and Long-Term Incentive Plans
Given the NEOs’ focus on long-term decision making, the impact of which is difficult to assess in the short-term, Brookfield Corporation and our company believes that a heavy emphasis on annual incentives and a formulaic calculation based on specific operational or individual targets may not appropriately reflect their long-term objectives. Accordingly, the cash bonus and compensation under long-term incentive plans are determined primarily through an evaluation of the progress made in executing the company’s strategy and the performance of the business as a whole. Significant contributions to the business strategy of Brookfield are also considered.
The level of cash bonus and long-term incentive compensation granted to each NEO is discretionary. While no specific weight is given to the achievement of any individual objective, consideration is given to their accomplishments during the year, and an assessment of their decisions and actions and how those decisions and actions align with the long-term strategy of value creation as well as how the NEO considered the risks associated with such decisions. In addition, consideration is given to the achievement of objective set at the beginning of the year with our Chief Executive Officer and whether any objectives were not met because management made decisions in the best long-term interests of the business or due to factors outside of management’s control.

Given that the exchangeable shares are intended to be, as nearly as practicable, functionally and economically equivalent to an investment in Brookfield Class A Shares and that any long-term equity incentive plan of our company would need to be operated and administered as a long-term equity incentive plan of Brookfield, Brookfield Corporation and our company determined that continued participation by our NEOs in Brookfield’s long-term incentive plans was most appropriate.
Brookfield’s long-term incentive plans are intended to encourage share ownership in Brookfield Class A Shares, increase executives’ interest in the success of Brookfield, and encourage the retention of executives as a result of the delayed vesting of awards. The purpose of these arrangements is to align the interests of Brookfield shareholders and management and to motivate executives to improve Brookfield’s and our company’s long-term financial success, measured in terms of enhanced shareholder value over the long-term. This opportunity for wealth creation enables us to attract and retain talented executives.
Brookfield has three forms of long-term incentive plans, of which the terms and conditions are substantially the same between each company, in which certain NEOs of our company participate. They are described below in more detail:
1.Management Share Option Plan. The management share option plans of Brookfield, which we refer to as the MSOP, governs the granting to executives of options to purchase the respective Brookfield Class A Shares at a fixed price. The options typically vest as to 20% per year commencing on the first anniversary of the date of the award and are exercisable over a ten-year period. The MSOP is administered by the board of directors of Brookfield. Options are typically granted in late February or early March of each year as part of the annual compensation review. Brookfield’s compensation committee has a specific written mandate to review and approve executive compensation. Brookfield’s compensation committees make recommendations to the respective Brookfield board of directors with respect to the proposed allocation of options based, in part, upon the recommendations of our Chief Executive Officer. The Brookfield board of directors must then give their final approval. The number of options granted to NEOs is determined based on the scope of their roles and responsibilities and their success in achieving the company’s objectives. Consideration is also given to the number and value of previous grants of options. Since the annual option awards are generally made during a blackout period, the effective grant date for such options is set six (6) business days after the end of the blackout period. The exercise price for such options is the volume-weighted average trading price for the respective Brookfield Class A Shares on the NYSE for the five (5) business days preceding the effective grant date.
2.Deferred Share Unit Plan. Brookfield’s deferred share unit plans, which we refer to as the DSUP, provides for the issuance of deferred share units, which we refer to as DSUs, the value of which are equal to the value of the respective Brookfield Class A Share. DSUs vest over periods of up to five years, with the exception of DSUs awarded in lieu of a cash bonus which vest immediately. DSUs can only be redeemed for cash upon cessation of employment through retirement, resignation, termination or death. The DSUP is administered by the respective Brookfield’s compensation committees. DSUs are issued based on the value of the respective Brookfield Class A Shares at the time of the award, which we refer to as the DSU allotment price. In the case of DSUs acquired through the reinvestment of cash bonus awards, the DSU allotment price is equal to the exercise price for options granted at the same time as described above. Holders of DSUs will be allotted additional DSUs as dividends are paid on the respective Brookfield Class A Shares on the same basis as if the dividends were reinvested pursuant to Brookfield Corporation’s dividend reinvestment plan. These additional DSUs are subject to the same vesting provisions as the underlying DSUs. The redemption value of DSUs will be equivalent to the market value of an equivalent number of the respective Brookfield Class A Shares on the cessation of employment with Brookfield.

3.Restricted Stock Plans. Brookfield has restricted stock plans and an escrowed stock plans, which we refer to as the restricted stock plan and escrowed stock plan, respectively. These plans were established to provide Brookfield and its executives with alternatives to Brookfield’s existing plans which would allow executives to increase their share ownership. Restricted shares have the advantage of allowing executives to become Brookfield shareholders, receive dividends, and to have full ownership of the shares after the restriction period ends. Restricted shares must be held until the vesting date (or in certain jurisdictions until the fifth anniversary of the award date). Holders of restricted shares receive dividends that are paid on the respective Brookfield Class A Shares in the form of cash, unless otherwise elected. The escrowed stock plan governs the award of non-voting common shares, which we refer to as escrowed shares, of one or more private companies, which we refer to as an escrow company, to executives or other individuals designated by Brookfield’s compensation committees. Each escrow company is capitalized with common shares and preferred shares issued to Brookfield for cash proceeds. Each escrow company uses its cash resources to directly and indirectly purchase the respective Brookfield Class A Shares. Dividends paid to each escrow company on the Brookfield Class A Shares acquired by the escrow company will be used to pay dividends on the preferred shares which are held by Brookfield. The respective Brookfield Class A Shares acquired by an escrow company will not be voted. Escrowed shares typically vest 20% each year commencing on the date of the first anniversary of the award date. Each holder may exchange escrowed shares for Brookfield Class A Shares issued from treasury no more than 10 years from the award date. The value of Brookfield Class A Shares issued to a holder on an exchange is equal to the increase in value of the Brookfield Class A Shares held by the applicable escrow company.
In addition to these plans, executives who have responsibilities in Brookfield’s dedicated fund management groups may have long term incentive arrangements that also include a component more directly linked to the long-term performance of the fund being managed. However, the payments made under such plans are directly related to the value created for the fund’s investors which, in turn, benefit Brookfield as the general partner and a limited partner. A percentage of the fund’s profits are paid to participants in these plans typically after the capital invested and a preferred rate of return has been paid to investors.

Our Chief Executive Officer, Chief Financial Officer, Chief Investment Officer and the Chief Executive Officer of our reinsurance business are subject to Brookfield’s clawback policy and our other NEOs are subject to our company’s clawback policy. Pursuant to Brookfield’s clawback policy, executive officers of Brookfield Corporation may be required to pay Brookfield Corporation an amount equal to some or all of any cash payments or equity awards granted or paid to an executive officer under the terms of any of Brookfield Corporation’s incentive compensation or long-term incentive plans (collectively, “Awards”). This payment may be required in the event an executive officer is determined to have engaged in conduct which Brookfield Corporation’s compensation committee determines is detrimental to Brookfield Corporation. Brookfield Corporation’s compensation committee has full and final authority to make all determinations under the clawback policy including, without limitation, whether the clawback policy applies and if so, the amount of compensation to be repaid or forfeited by the executive officer. In order to protect Brookfield Corporation’s reputation and competitive ability, executive officers may be required to make such a payment if they engage in conduct that is detrimental to Brookfield Corporation during or after the cessation of their employment with Brookfield Corporation. Detrimental conduct includes any conduct or activity, whether or not related to the business of Brookfield Corporation, that is determined in individual cases by Brookfield Corporation’s Compensation Committee, to constitute: (i) fraud, theft-in-office, embezzlement or other illegal activity; (ii) failure to abide by applicable financial reporting, disclosure and/or accounting guidelines; (iii) material violations of Brookfield Corporation’s code of business conduct and ethics; or (iv) material violations of Brookfield Corporation’s positive work environment policy (including the sexual harassment related provisions thereof). The clawback policy relates to any Awards received (i) on or after the date the executive officer is determined to have engaged in detrimental conduct and/or (ii) the two-year period prior to the date the executive officer is determined to have engaged in detrimental conduct. Where it is determined that the executive officer engaged in detrimental conduct, Brookfield Corporation’s compensation committee will have the ability to: (i) require the executive officer to re-pay any Award paid to the executive officer; (ii) cancel/revoke any prior Award that has not yet vested, and any Award that has vested but has not yet been exercised; and/or (iii) require the executive officer to re-pay the cash value realized by the executive officer on any Award that has already vested to the executive officer. Awards include all plans under which cash payments or equity awards granted or paid are currently being made by Brookfield, including the DSUs, escrowed shares and restricted shares. Under our company’s clawback policy, which is in substantially the same form as Brookfield’s clawback policy described above, individuals who are designated as executive officers of our company may be required to pay the company or Brookfield Corporation a portion of any incentive or equity-based compensation and the profits realized from the sale of securities of our company or Brookfield Corporation in the event of a significant restatement of the financial statements of our company or if they engage in conduct which the board determines is materially detrimental to the company. The company’s Compensation Committee determines the amount to be paid and recommend same to the board for approval. Our company’s clawback policy may be applied in respect of conduct by an executive officer that is materially detrimental to the company both during or after the cessation of service with the company. The compensation that is subject to our clawback policy is comprised of compensation and benefits received in the period two years prior to the event giving rise to the claim and includes both monetary payments and shares or cash received from the exercise of options or the redemption of any other awards received under our company or Brookfield Corporation’s long-term share ownership plans from time to time, including (without limitation) stock options, DSUs, escrowed shares, restricted shares and restricted share units.
Summary of Compensation
The following table sets out information concerning the compensation earned by, paid to or awarded to the NEOs during the year ended December 31, 2022. Our Chief Executive Officer, Chief Financial Officer, Chief Investment Officer and the Chief Executive Officer of our reinsurance business are employed by Brookfield Corporation and their services are provided to our company pursuant to the Administration Agreement on a cost recovery basis. Our company is not responsible for determining their compensation. The compensation information for our Chief Executive Officer, Chief Financial Officer, Chief Investment Officer and the Chief Executive Officer of our reinsurance business in the following table reflects the total compensation received in respect of all services provided to Brookfield.

The NEOs, other than Mr. McConnie, are paid in Canadian dollars. Mr. McConnie is paid in Barbadian dollars. All Canadian dollar compensation amounts have been converted into U.S. dollars at an exchange rate of C$1.00 = US$0.7688, which was the average exchange rate for 2022 as reported by Bloomberg, unless otherwise noted. All Barbadian dollar compensation amounts have been converted into U.S. dollars at an exchange rate of BBD$1.00 = US$0.50, which was the average exchange rate for 2022 as reported by Bloomberg, unless otherwise noted.
Summary Compensation Table

	Year			Share-based Awards			Options-based Awards		All Other Compensation(e) ($)	Total Annual Compensation ($)
Name and Principal Position		Annual Base Salary ($)	Annual Cash Bonus(a) ($)	Deferred Share Units (DSUs)(b) ($)	Restricted Shares ($)	Escrowed Shares(c) ($)	Options(d) ($)	Pension Value ($)
Sachin Shah Chief Executive Officer	2022	538,160	538,160	—	—	7,202,475	—	—	31,245	8,310,040
Mabel Wong(f) Chief Financial Officer	2022	105,340	245,055	—	—	—	—	—	28,353	378,748
Bahir Manios(g) Chief Investment Officer	2022	480,500	480,500	—	—	—	593,008	—	31,332	1,585,340
Thomas Corbett(g) Chief Financial Officer	2022	292,144	124,161	124,161	384,400	—	763,222	—	23,707	1,711,796
Paul Forestell Chief Operating Officer	2022	384,400	384,400	—	—	—	610,530	—	435,432	1,814,762
Gregory McConnie Chief Executive Officer, NER SPC and NER Ltd.	2022	275,000	220,000	—	137,500	—	—	42,015	15,572	690,087
__________________________
(a)Each NEO is awarded an annual incentive which he or she can elect to receive in cash, DSUs or restricted shares. One of the NEOs elected to receive some or all of the annual incentive in DSUs.
(b)Reflects DSUs issued in lieu of a cash bonus, at the election of the individual. DSU awards in this column for 2022 were awarded effective on February 17, 2023. The value in this column reflects the entire value of the incentive awarded converted to U.S. dollars at the exchange rate of C$1.00 = US$0.7688. The number of DSUs was based on a price of US36.3654, the volume-weighted average price of the Brookfield Class A Shares on the NYSE for the five days preceding the award date of February 17, 2023.
(c)The amount for 2022 reflects an annual grant of escrowed shares for Sachin Shah made in February 2023. The value awarded under the escrowed stock plan for annual grants is determined by Brookfield Corporation and considers the stock market price of the Brookfield Class A Shares at the time of the award and the potential increase in value. For awards made in 2023, this is based on a hold period of 7.5 years, a volatility of 28.93%, a risk free rate of 3.97% and a dividend yield of 1.0%. This value for all grants has been discounted by 25% to reflect the five-year vesting.
(d)The amounts for 2022 reflect annual grants of options. The value awarded under the MSOP for annual grants is determined by Brookfield and considers the stock market price of the Brookfield Class A Shares at the time of the award and the potential increase in value. For Thomas Corbett and Paul Forestell, this is based on Brookfield Corporation options with a hold of 7.5 years, a volatility of 28.93%, a risk free rate of 3.97% and a dividend yield of 1.0%. For Bahir Manios and Gregory McConnie, this is based on Brookfield Asset Management options with a hold of 7.5 years, a volatility of 28.66%, a risk free rate of 3.92% and a dividend yield of 4.6%. These values, for the annual grants, have been discounted by 25% to reflect the five-year vesting.
(e)These amounts include annual retirement savings contributions, participation in the executive benefits program and, for Gregory McConnie, costs associated with the provision of a corporate vehicle, and for Paul Forestell, a payment of $528,333 in respect of a special cash retention award for continuing as a key executive of Brookfield Annuity Holdings Inc.
(f)Mabel Wong resigned from her position as Chief Financial Officer of our company on August 11, 2022. Thomas Corbett was appointed Chief Financial Officer of our company on August 11, 2022.
(g)Bahir Manios resigned from his position as Chief Investment Officer of our company on August 11, 2022. Lorenzo Lorilla was appointed Chief Investment Officer of our company on August 11, 2022.

Option Awards and Share-Based Awards at December 31, 2022
The following table shows the Brookfield Corporation options, restricted shares, escrowed shares and DSUs outstanding at December 31, 2022.

Name	Option Awards Vested and Unvested		Share-Based Awards
			Restricted Shares			Escrowed Shares			Deferred Share Units (DSUs)
	Number of Securities Underlying Unexercised Options (#)	Market Value of Unexercised in-the-money Options(a,b) ($)	Number of Unvested RSs (#)	Market Value of Unvested RSs(b) ($)	Market Value of Vested RS(b) ($)	Number of Unvested ESs(c) (#)	Market Value of Unvested ESs(b,c) ($)	Market Value of Vested ESs(b,c) ($)	Number of Unvested DSUs (#)	Market Value of Unvested DSUs(b) ($)	Market Value of Vested DSUs(b) ($)
Sachin Shah	0	0	0	0	0	5,142,652	0	0	0	0	8,222,113
Mabel Wong	19,712	76,709	0	0	28,454	0	0	0	0	0	34,558
Bahir Manios	604,024	4,612,077	0	0	0	122,153	0	0	0	0	1,000,844
Thomas Corbett	57,200	115,229	4,347	136,623	54,009	0	0	0	0	0	240,639
Paul Forestell	29,000	0	3,773	118,601	321,236	0	0	0	0	0	0
Gregory McConnie	33,000	413,235	8,727	274,542	0	0	0	0	0	0	0
__________________________
(a)The market value of the options is the amount by which the closing price of the Brookfield Class A Shares on December 30, 2022 exceeded the exercise price of the options.
(b)All values are calculated using the closing price of a Brookfield Class A Share on December 30, 2022 on the TSX and NYSE, as applicable, according to the currency in which the awards were originally made. The closing price of a Brookfield Class A Share on the TSX on December 30, 2022 was $31.43 (C$42.58 converted to U.S. dollars at the Bloomberg mid-market exchange rate on December 30, 2022 of C$1.00 = US$0.7382) and $31.46 on the NYSE, as applicable.
(c)The value of the escrowed shares is equal to the value of the Brookfield Class A Shares held by the applicable escrow company less the net liabilities and preferred share obligations of such escrow company. In connection with the Special Distribution and prior to completion of the Brookfield Arrangement, the vesting for the majority of Brookfield’s escrowed shares that were outstanding were accelerated and exchanged for Brookfield Class A Shares issued from treasury.
The following table shows the Brookfield Asset Management options, restricted shares, escrowed shares and DSUs outstanding at December 31, 2022.

Name	Option Awards Vested and Unvested		Share-Based Awards
			Restricted Shares			Escrowed Shares			Deferred Share Units (DSUs)
	Number of Securities Underlying Unexercised Options (#)	Market Value of Unexercised in-the-money Options(a,b) ($)	Number of Unvested RSs (#)	Market Value of Unvested RSs(b) ($)	Market Value of Vested RS(b) ($)	Number of Unvested ESs (#)	Market Value of Unvested ESs(b,c) ($)	Market Value of Vested ESs(b,c) ($)	Number of Unvested DSUs (#)	Market Value of Unvested DSUs(b) ($)	Market Value of Vested DSUs(b) ($)
Sachin Shah	0	0	0	0	0	1,285,660	0	0	0	0	1,865,066
Mabel Wong	4,926	19,497	0	0	6,477	0	0	0	0	0	7,838
Bahir Manios	151,003	1,133,140	0	0	0	30,538	0	0	0	0	227,011
Thomas Corbett	14,298	30,723	1,087	31,100	12,294	0	0	0	0	0	54,582
Paul Forestell	7,249	0	939	26,877	72,797	0	0	0	0	0	0
Gregory McConnie	8,249	98,313	2,182	62,549	0	0	0	0	0	0	0
__________________________
(a)The market value of the options is the amount by which the closing price of the Brookfield Asset Management Ltd. Class A Shares on December 30, 2022 exceeded the exercise price of the options.
(b)All values are calculated using the closing price of a Brookfield Asset Management Class A Share on December 30, 2022 on the TSX and NYSE, as applicable, according to the currency in which the awards were originally made. The closing price of a Brookfield Asset Management Class A Share on the TSX on December 30, 2022 was $28.62 (C$38.77 converted to U.S. dollars at the Bloomberg mid-market exchange rate on December 30, 2022 of C$1.00 = US$0.7382) and $28.67 on the NYSE, as applicable.

(c)The value of the escrowed shares is equal to the value of the Brookfield Asset Management Class A Shares held by the applicable escrow company less the net liabilities and preferred share obligations of the escrow company. In connection with the Special Distribution, and prior to completion of the Brookfield Arrangement, the vesting for the majority of the Brookfield’s escrowed shares that were outstanding were accelerated and exchanged for Brookfield Class A Shares issued from treasury.
Outstanding Option Awards at December 31, 2022
The following table shows the details of each Brookfield Corporation option outstanding at December 31, 2022.

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Options exercise price ($)	Options expiration date	Market value of unexercised options(a) ($)
Mabel Wong	4,350	22.05	25-Feb-2028	40,934
	4,890	24.14	25-Feb-2029	35,776
	3,532	31.64	13-Dec-2029	0
	4,120	35.56	21-Feb-2031	0
	2,753	46.62	17-Feb-2032	0
	67	46.62	17-Feb-2032	0

Bahir Manios	9,300	18.43	22-Nov-2025	121,223
	2,400	16.70	22-Feb-2026	35,429
	72,750	20.14	16-Feb-2027	823,872
	67,425	20.14	16-Feb-2027	763,568
	69,000	22.05	25-Feb-2028	649,290
	303,262	24.14	25-Feb-2029	2,218,695
	17,662	31.64	13-Dec-2029	0
	16,675	35.56	21-Feb-2031	0
	13,765	46.62	17-Feb-2032	0
	31,785	46.62	17-Feb-2032	0

Thomas Corbett	15,750	24.14	25-Feb-2029	115,229
	11,400	31.64	13-Dec-2029	0
	2,250	37.03	24-Feb-2030	0
	14,550	35.56	21-Feb-2031	0
	13,250	46.62	17-Feb-2032	0

Paul Forestell	13,765	46.62	17-Feb-2032	0
	15,235	46.62	17-Feb-2032	0

Gregory McConnie	11,250	19.83	23-Feb-2025	130,830
	10,500	16.70	22-Feb-2026	155,002
	11,250	20.14	16-Feb-2027	127,403
__________________________
Notes:
(a)The market value of the options is the amount by which the closing price of the Brookfield Class A Shares on December 30, 2020 exceeded the exercise price of the options. All values are calculated using the closing price of a Brookfield Class A Share on December 30, 2022 on the TSX and on the NYSE, as applicable. The closing price of a Brookfield Class A Share on the TSX on December 30, 2022 was $31.43 (C$42.58 converted to U.S. dollars at the Bloomberg mid-market exchange rate on December 30, 2022 of C$1.00 = US$0.7382) and $31.46 on the NYSE, as applicable.

The following table shows the details of each Brookfield Asset Management option outstanding at December 31, 2022.

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Options exercise price ($)	Options expiration date	Market value of unexercised options(a) ($)
Mabel Wong	1,087	19.50	25-Feb-2028	9,962
	1,222	21.36	25-Feb-2029	8,936
	883	27.99	13-Dec-2029	599
	1,030	31.46	21-Feb-2031	0
	688	41.24	17-Feb-2032	0
	16	41.24	17-Feb-2032	0

Bahir Manios	2,325	16.30	22-Nov-2025	28,764
	600	14.77	22-Feb-2026	8,340
	18,187	17.81	16-Feb-2027	197,489
	16,856	17.81	16-Feb-2027	183,036
	17,250	19.50	25-Feb-2028	158,098
	75,815	21.36	25-Feb-2029	554,420
	4,415	27.99	13-Dec-2029	2,994
	4,168	31.46	21-Feb-2031	0
	3,441	41.24	17-Feb-2032	0
	7,946	41.24	17-Feb-2032	0

Thomas Corbett	3,937	21.36	25-Feb-2029	28,790
	2,850	27.99	13-Dec-2029	1,933
	562	32.75	24-Feb-2030	0
	3,637	31.46	21-Feb-2031	0
	3,312	41.24	17-Feb-2032	0

Paul Forestell	3,441	41.24	17-Feb-2032	0
	3,808	41.24	17-Feb-2032	0

Gregory McConnie	2,812	17.54	23-Feb-2025	31,292
	2,625	14.77	22-Feb-2026	36,486
	2,812	17.81	16-Feb-2027	30,535
__________________________
Notes:
(a)The market value of the options is the amount by which the closing price of the Brookfield Asset Management Class A Shares on December 30, 2020 exceeded the exercise price of the options. All values are calculated using the closing price of a Brookfield Asset Management Class A Share on December 30, 2022 on the TSX and on the NYSE, as applicable. The closing price of a Brookfield Asset Management Class A Share on the TSX on December 30, 2022 was $28.62 (C$38.77 converted to U.S. dollars at the Bloomberg mid-market exchange rate on December 30, 2022 of C$1.00 = US$0.7382) and $28.67 on the NYSE, as applicable.

Value Vested or Earned During 2022
The following table shows the value of all options, share-based awards, and non-equity plan compensation which vested during 2022.

	Value Vested During 2022(a)				Non-equity incentive plan compensation – Value earned during the year
Named Executive Officer	Options(b) ($)	DSUs(c) ($)	Restricted Shares(d) ($)	Escrowed Shares ($)
Sachin Shah	0	107,899	0	40,450,380	538,160
Mabel Wong	460,438	454	8,250	0	245,055
Bahir Manios	7,036,121	13,136	0	1,206,570	480,500
Tom Corbett	351,071	320,210	88,859	0	124,161
Paul Forestell	0	0	100,989	0	384,400
Gregory McConnie	144,982	0	146,093	0	220,000
__________________________
(a)All values are calculated using the closing price of a Brookfield Class A Share on the vesting date on the TSX and on the NYSE, as applicable. Canadian dollar amounts are converted into U.S. dollars using the average Bloomberg mid-market exchange rate for 2022 of C$1.00 = US$0.7688. The value of the escrowed shares is equal to the value of the Brookfield Class A Shares held by the escrow company less the net liabilities and preferred share obligations of the escrow company.
(b)Values represent the amount by which the value of Brookfield Class A Shares exceeded the exercise price on the day the options vested.
(c)Values in this column represent the value of Brookfield DSUs vested in 2022, including DSUs awarded on February 18, 2022 in lieu of the cash bonus related to performance in 2021.
(d)Values in this column represent the value of restricted shares vested in 2022, including restricted shares awarded in lieu of the cash bonus related to performance in 2021.
Pension and Retirement Benefits
With the exception of Mr. McConnie, our NEOs do not participate in any registered defined benefit or defined contribution plans or any other post-retirement supplementary compensation plans. The NEOs based in Canada receive an annual contribution to their registered retirement savings plans equal to 6% of their base salary, subject to an annual RRSP contribution limit established by the CRA.
Mr. McConnie participates in a defined contribution pension plan sponsored by Brookfield International Bank Inc. The employer contribution for Mr. McConnie under the plan is equal to 15% of his annual base salary. Mr. McConnie’s pension entitlement under the plan is fully vested as he has over 36 months of continuous service with Brookfield. Membership in the plan terminates upon cessation of employment. The retirement age under the plan is 65 years.
The following table sets forth details regarding Mr. McConnie’s participation in the defined contribution pension plan in respect of 2022.

Name	Accumulated value at start of year	Compensatory	Accumulated value at year end
Gregory McConnie	$715,928	$42,015	$723,373

Termination and Change of Control Benefits
With the exception of Mr. McConnie, there are no employment contracts between the NEOs and our company or Brookfield Corporation. With the exception of Mr. McConnie, none of the NEOs have any termination, change of control arrangement or other compensatory plan, contract or arrangement with our company or Brookfield Corporation.
Pursuant to his employment agreement, in the event that Mr. McConnie’s employment is terminated by his employer, he is eligible to receive a severance payment as determined under the Severance Payments Act of Barbados (Chapter 355A), plus a one-time payment in the amount of BBD$300,000 (equivalent to US$150,000 at an exchange rate of BBD$1.00 = US$0.50).
The following table provides a summary of the termination provisions in Brookfield Corporation’s long-term incentive plans. No incremental entitlements are triggered by termination, resignation, retirement or a change in control. Any exceptions to these provisions are approved on an individual basis at the time of cessation of employment. Exceptions are approved by the chair of Brookfield Corporation’s compensation committee or its board of directors, depending on the circumstances.

Termination Event	DSUs	Options	Restricted Shares / Escrowed Shares
Retirement (as determined at the discretion of Brookfield Corporation’s board of directors)	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Vesting ceases on retirement. Vested options are exercisable until their expiration date. Unvested options are cancelled.	Vested shares are redeemable on the day employment terminates, subject to the hold period. Unvested shares are forfeited.
Termination Without Cause	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Upon date of termination, unvested options are cancelled and vested options continue to be exercisable for 60 days (a) from the termination date, after which unexercised options are cancelled immediately.	Vested shares are redeemable on the day employment terminates, subject to the hold period. Unvested shares are forfeited.
Termination With Cause	Upon date of termination, all unvested and vested units are forfeited, with the exception of DSUs awarded as a result of a participant’s election to take their annual bonus in the form of DSUs.	Upon date of termination, all vested and unvested options are cancelled.	Upon date of termination, all vested and unvested shares are forfeited.
Resignation	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Upon date of termination, all vested and unvested options are cancelled.	Vested shares are redeemable on the day employment terminates, and remain subject to the hold period. Unvested shares are forfeited.
Death	Vested units are redeemable on the date of death. Unvested units are forfeited.	Options continue to vest and are exercisable for six months following date of death(a) after which all unexercised options are cancelled immediately.	Vested shares are redeemable on the date of death, and remain subject to the hold period. Unvested shares are forfeited.
__________________________
(a)Up to but not beyond the expiry date of options.

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
Size, Independence and Composition of Our Board
The size of our board currently is set at a minimum of four (4) members and a maximum of sixteen (16) members or such number in excess thereof as the shareholders may determine, with (i) at least two directors being local residents of Bermuda, (ii) no more than three directors being resident in any one other country (aside from Bermuda), (iii) no more than two directors elected by holders of class A exchangeable shares being resident in any one other country (aside from Bermuda) and (iv) no more than two directors elected by holders of class B shares being resident in any one other country (aside from Bermuda), provided that the board may, at its discretion, increase or decrease the residency requirements.
In addition, our bye-laws provide that no directors or employees of Brookfield Corporation shall serve as a director of our company elected by holders of class A exchangeable shares. At least a majority of the directors holding office must be independent of our company and Brookfield, as determined by the full board using the standards for independence established by the NYSE.
If the death, resignation or removal of an independent director results in our board consisting of less than a majority of independent directors, the vacancy must be filled promptly. Pending the filling of such vacancy, our board may temporarily consist of less than a majority of independent directors and those directors who do not meet the standards for independence may continue to hold office.
Election and Removal of Directors
In the election of directors, holders of class A exchangeable shares are entitled to elect one-half of the board of directors of our company. The Class B Partners, who collectively hold all of the class B shares, are entitled to elect the other one-half of the board of directors of our company. Consistent with Brookfield Corporation, our bye-laws provide for cumulative voting. Accordingly, our bye-laws provide that each holder of shares of a class or series of shares of our company entitled to vote in an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder in the election of directors. A holder may cast all such votes in favor of one candidate or distribute such votes among its candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted.

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
Personal Trading Policy
Each of the company’s and Brookfield Corporation’s directors, officers and employees are subject to our personal trading policy and/or Brookfield Corporation’s personal trading policy, as applicable.

All of our company’s directors, officers and employees are subject to our personal trading policy, which prohibit trading in the securities of our company or Brookfield Corporation while in possession of material undisclosed information about our company or Brookfield Corporation. Those individuals are also prohibited from entering into certain types of hedging transactions involving the securities of our company, such as short sales, prepaid variable forward contracts, equity swaps and put options. In addition, our personal trading policy prohibits trading in our company’s securities during prescribed blackout periods. We also require all executives and directors to pre-clear trades in our company’s securities.
Code of Business Conduct and Ethics
Our company’s policy is that all its activities be conducted with the utmost honesty, integrity, fairness and respect and in compliance with all legal and regulatory requirements. To that end, our company maintains a Code of Business Conduct and Ethics, a copy of which is available on our website at https://bnre.brookfield.com and has been filed on our SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov. The Code of Business Conduct and Ethics sets out the guidelines and principles for how directors and employees should conduct themselves as members of our team. Preserving our corporate culture is vital to the organization and following the Code of Business Conduct and Ethics will help us do that.
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
6.D    EMPLOYEES
We have over 3,500 full time employees located in Canada, the U.S., United Kingdom, Cayman Islands, and Bermuda. These employees are responsible for the execution of all material aspects of the business including management, underwriting, oversight and decision-making responsibilities.
We receive the services of our company’s Chief Executive Officer, Chief Financial Officer and Chief Investment Officer, as well as certain administrative and other support services under the terms of the Administration Agreement. Such services may include assisting our Chief Executive Officer and Chief Financial Officer with the standard functions of a public company, such as financial reporting, investor relations, human resources, information technology, compliance, shareholder correspondence, and ongoing disclosure obligations. The services provided to us by Brookfield under the Administration Agreement will be provided on a cost-recovery basis. See Item 10.C “Material Contracts — The Administration Agreement”. We may also outsource some of our administrative services to third parties, in each case on market terms.
Our registered office is located in Pembroke, Bermuda. The registered office of BAC is in Toronto, Ontario. The registered offices of NER SPC, NER Ltd. are located in George Town, Grand Cayman and Pembroke, Bermuda, respectively. The registered office of American National is in Galveston, Texas.

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

Name	Title	Number of class A exchangeable shares	Percentage of total class A exchangeable shares
Barry Blattman	Director	28,982	*
Soonyoung Chang	Director	—	—
William Cox	Director	3,465	*
Gregory Morrison	Director	—	—
Lars Rodert	Director	7,000	—
Anne Schaumburg	Director	450	*
Jay Wintrob	Director	—	—
Sachin Shah	Director and Chief Executive Officer	73,414	*
Thomas Corbett	Chief Financial Officer	140	*
Lorenzo Lorilla	Chief Investment Officer	—	*
Gregory McConnie	Chief Executive Officer, NER SPC and NER Ltd.	30	*
Paul Forestell	Chief Operating Officer	—	—
__________________________
* Represents less than 1% of the applicable total.
6.F    DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION
Not applicable.
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

Name	Class A Exchangeable Shares Beneficially Owned (1)(2)		Class B Shares Beneficially Owned(1)
	Number	Percentage	Number	Percentage
Bruce Flatt	1,065,378	10.19%	—	—%
BAM Re Partners Trust(3)	—	—%	24,000	100%
Partners Value Investments Inc. (4)	915,000	8.76%	—	—%
CI Investments Inc.(5)	552,786	5.29%	—	—%
__________________________
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

(2)The percentages shown are based on approximately 10,450,952 class A exchangeable shares outstanding as of the date of this Form 20-F.
(3)The Class B Partners, collectively, beneficially own all of our class B shares. The Class B Partners are entitled to elect half of our board and approve all other matters requiring shareholder approval. See Item 10.B “Memorandum and Bye-Laws – Class B Shares – Election of Directors”. The class B shares are held by the Class B Partners through a voting trust, which we refer to as the BNRE Partnership. The beneficial interests in the BNRE Partnership, and the voting interests in its trustee are held by entities which are owned by the Class B Partners, long-standing Partners who span generations in order to foster the long-term nature of the BNRE Partnership, as follows: (i) Bruce Flatt (48%), (ii) Brian Kingston (19%), and (iii) Sachin Shah, Anuj Ranjan, Connor Teskey, Cyrus Madon and Sam Pollock (33% in equal parts). The trustee votes the class B shares with no single individual or entity controlling the BNRE Partnership. In the event of a fundamental disagreement among the shareholders of the trustee (and until the disagreement is resolved), three individuals have been granted (subject to receipt of all applicable regulatory approvals) the authority to govern and direct the actions of the trustee until the disagreement is resolved. These individuals, none of whom are Partners, are Marcel R. Coutu, Frank J. McKenna and Lord Gus O’Donnell. These individuals are, and their successors are required to be, longstanding and respected business colleagues associated with our company and the BNRE Partnership.
(4)As reported in Partners Value Investments Inc.’s Form SC 13D filed on our EDGAR profile at www.sec.gov on March 13, 2023.
(5)As reported in CI Investments Inc.’s Form SC 13G filed on our EDGAR profile at www.sec.gov on February 14, 2023.
To the knowledge of the directors and officers of the company, there are no other persons or corporations that beneficially own, exercise control or direction over, have contractual arrangements such as options to acquire, or otherwise hold voting securities of the company carrying more than 5% of the votes attached to any class of outstanding voting securities of our company.
As of March 22, 2023, 6,317 out of our 10,450,952 outstanding class A exchangeable shares were held by 639 holders of record in the United States, not including class A exchangeable shares held of record by DTC. As of March 22, 2023, DTC was the holder of record of 3,501,819 class A exchangeable shares.
7.B    RELATED PARTY TRANSACTIONS
Our exchangeable shares have been structured with the intention of providing an economic return equivalent to the Brookfield Class A Shares. Therefore, we expect that the market price of our exchangeable shares should be impacted by the market price of the Brookfield Class A Shares and the business performance of Brookfield Corporation (including as a result of its investment in the Asset Management Company). Brookfield Corporation is the sole holder all of our class C shares, which entitle Brookfield Corporation to all of the residual value in our company after payment in full of the amount due to holders of exchangeable shares and class B shares (consisting of any declared and unpaid distributions, and the delivery of Brookfield Class A Shares or the cash equivalent on a redemption or liquidation) and subject to the prior rights of holders of Preferred Shares. We believe this residual economic interest, together with the mechanisms to create economic equivalence between the exchangeable shares and Brookfield Class A Shares, creates alignment between the interests of Brookfield Corporation and our shareholders since an investment in our exchangeable shares provides investors with the same economic exposure to the broader business of Brookfield Corporation as an investment in the Brookfield Class A Shares.
As a result of the exchanges of our exchangeable shares that occur from time to time, Brookfield Corporation may own certain of our exchangeable shares. Brookfield Corporation currently owns less than 5% of the class A exchangeable shares. In its capacity as the holder of the class C shares, any exchangeable shares that are owned by Brookfield Corporation from time to time are convertible are at its option into additional class C shares. Brookfield Corporation will be entitled to cast one vote for each class A exchangeable share to the extent held on the record date for voting at a meeting of shareholders of the company, consistent with the rights of other holders of the class A exchangeable shares.

Brookfield Corporation holds all of the class C shares, which entitle it to all of the residual value in our company after payment in full of the amount due to holders of class A exchangeable shares, class A-1 exchangeable shares and class B shares (consisting of any declared and unpaid distributions, and the delivery of Brookfield Class A Shares or the cash equivalent on a redemption or liquidation) and subject to the prior rights of holders of Preferred Shares, if any. Brookfield Corporation will, however, have a consent right over certain matters regarding our company and the right to commence a liquidation of our company upon the occurrence of certain events. See Item 10.B “Memorandum and Bye-Laws — Rights Agreement” for a further description of the Rights Agreement and Item 10.B “Memorandum and Bye-Laws — Class C Shares — Conversion of Tendered Class A Exchangeable Shares”.
For a description of certain related party transactions, please see Note 17 “Related Party Transactions” in the notes to the consolidated financial statements.
Conflicts of Interest
We rely on Brookfield for both operational and financial support. For example, as described above, we rely on Brookfield to provide our Chief Executive Officer, Chief Financial Officer and Chief Investment Officer and to provide additional operational and financial support pursuant to the Support Agreement, Credit Agreement and Equity Commitment, as applicable. We are also an advisory client under the Investment Management Agreements with the Asset Management Company in which Brookfield Corporation holds a 75% interest. Under these arrangements, the Asset Management Company has discretion over how certain investments are made, and we cannot be assured as to how the Asset Management Company will manage our investments.
Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. Brookfield’s activities include, among others: (i) investment and asset management; (ii) managing and investing reinsurance capital; (iii) sponsoring, offering and managing private and public investment vehicles that invest in the global fixed income, currency, commodity, equities, private equity and other markets; and (iv) developing, constructing, owning, managing, operating and servicing real estate, renewable power, infrastructure and other companies and assets, including among others residential, commercial, storage and mixed-use real estate, data centers, transportation facilities, electric utilities, industrial and manufacturing facilities, energy companies, metals and mining companies, timberlands and agrilands, natural gas pipelines, and other assets; providing capital and financing solutions, as well as financial advisory, business development and other financial services; and other activities.
Our overall objective of leveraging Brookfield’s experience, expertise, broad reach, relationships and position in the markets for, among other things, investments opportunities and deal flow, will result in us, among other things, investing in or alongside Brookfield Accounts, as well as in acquisition financing and other loans to, leases and leaseback transactions and insurance contracts and debt and equity securities issued by, Brookfield Accounts, including those in which Brookfield has an economic interest, and “warehousing” certain investments on behalf of Brookfield Accounts in which Brookfield expects to invest. The Asset Management Company’s management of its broader business, including the activities of and other considerations relating to Brookfield Accounts, give rise to conflicts of interest relating to (i) the allocation of investment opportunities and expenses between our company, on the one hand, and other Brookfield Accounts, on the other hand, (ii) affiliate and related party transactions between Brookfield and Brookfield Accounts, (iii) investments by our company and other Brookfield accounts in different parts of a company’s or asset’s capital structure, (iv) the management of potentially adverse situations between our company and other Brookfield Accounts, and (v) Brookfield’s economic interest in Brookfield Accounts and these activities (including via compensation arrangements) and related considerations.

As a result of the Brookfield Arrangement, which resulted in Brookfield Corporation holding a 75% interest in the Asset Management Company, the Asset Management Company is not fully economically aligned with our company in managing assets for us under the Investment Management Agreements. Moreover, as a result of our organizational and ownership structure (in particular the structure of the exchangeable shares described under Item 4.C “Organizational Structure” above) and our broader operational and financial agreements with Brookfield, the scope of our advisory relationship with Brookfield is different than its advisory relationship with other Brookfield Accounts, including with respect to the scope of its fiduciary duties to us, and there will be different risks applicable to us compared to other Brookfield Accounts. While Brookfield will act in our best interest in accordance with the terms of the Investment Management Agreements and consistent with our overall investment mandate and objectives (taking into account, among others, our obligations to insurance companies and pursuing an investment portfolio that is suitable for our company from a risk-return perspective), Brookfield expects to manage our investment accounts similar to the manner in which it manages itself and its wholly-owned subsidiaries, particularly in connection with investments that give rise to conflicts of interest considerations vis-à-vis other Brookfield Accounts. Given this management approach, Brookfield will manage our investment activities differently than how it manages the investment activities of other Brookfield Accounts (and differently than it would have under different circumstances under which Brookfield did not have other Brookfield Accounts). This management approach will affect, among other things, the type of investment opportunities that are allocated to us, how Brookfield addresses conflicts of interest that will arise in managing our investments and other activities, the provision of financing and refinancing arrangements, and/or other transactions between Brookfield and other Brookfield Accounts, on the one hand, and us, on the other hand.
Allocation of Costs and Expenses. In the ordinary course given our relationship with Brookfield and in accordance with the terms of the Investment Management Agreements, decisions must be made regarding whether costs and expenses (including, among others, Affiliated Services and other fees charged by third-party service providers) are to be borne by us and/or our investments or potential investments, on the one hand, or other Brookfield Accounts (including Brookfield), on the other hand, and/or whether such costs and expenses should be allocated among us and other Brookfield Accounts (including Brookfield). These costs and expenses include organizational expenses, operating expenses and expenses charged to investments, including (among others) fees, costs and expenses payable to service providers, including related parties, affiliates of Brookfield and/or third-party service providers. We expect that costs and expenses will be allocated to or among the Brookfield Accounts (including us and/or Brookfield) that benefit from such costs and expenses in a fair and reasonable manner using Brookfield’s good faith judgment, which is inherently subjective. Additional detail regarding costs and expenses is set out, among others, in the “Fees and Expenses,” “Affiliated Services and Transactions,” “Service Providers,” “Transfers and Secondments,” “Internal Audit” and “Insurance” subsections in the Conflicts of Interest section of this Form 20-F.
One or more methodologies (that Brookfield determines, in its sole discretion, to be fair and reasonable) will be utilized to determine (i) the costs and expenses relating to a particular service (that are not otherwise provided pursuant to a fixed rate) and (ii) the allocation of costs and expenses (including, among others, Affiliated Services and other fees charged by third-party service providers) among Brookfield Accounts (including us and/or Brookfield). These methodologies are expected to include, but are not limited to, one or more of the following: (i) quarterly, semi-annual, annual or other periodic estimates (including budgetary estimates) of (A) the amount of time spent by or to be spent by employees on provision of a service to one or more Brookfield Accounts, and/or (B) the level of effort required to provide a particular service relative to other services provided by the same employees (for instance, costs and expenses relating to financial reporting services could be allocated based on the estimated level of effort required for audited versus unaudited financial statements); (ii) the relative size (e.g., value or invested equity), number, output, complexity and/or other characteristic relating to the Brookfield Accounts, investments and/or potential investments to which the services relate; (iii) where services are provided by groups of employees, utilization of blended compensation rates across such employees; and/or (iv) any other methodology deemed fair and reasonable in determining (and/or estimating) the cost and expenses relating to the provision of a particular service.

The methodologies utilized to determine the costs and expenses relating to a particular service and the allocation of costs and expenses (including, among others, Affiliated Services and other fees charged by third-party service providers) among Brookfield Accounts (including Brookfield) are expected to vary based on the particular facts and circumstances of each situation (including potentially analogous situations) and over time, and as such there will be some degree of variation in the manner in which situations are addressed (including similar situations over time). As a result of the foregoing, there can be no assurance that any such determination will accurately reflect the actual cost of a service in any particular situation, that Brookfield’s own interests won’t influence the determination, and/or that a different methodology would not have also been fair, reasonable and/or yield a different (including more accurate) result. Moreover, it is possible that we and/or our investments or potential investments could be allocated a larger portion of costs and expenses relating to one or more services, including services provided by Brookfield Accounts (including Brookfield) and/or services that are provided to us and other Brookfield Account(s), than they otherwise would have if Brookfield did not face the conflicts of interest considerations discussed herein. Among other things, the determination of cost and expenses generally will be based on estimates (which are inherently subjective) and/or blended rates determined by blending and averaging employee costs. As a result, there can be no assurances that the amounts charged by Brookfield to us and/or our investments for any service will not be greater (or lower) than the amount that would be charged had the costs and expenses relating to the service(s) and/or the allocation of such costs and expenses among Brookfield Accounts (including Brookfield) been determined via a different methodology or had a similarly-situated third-party service provider been engaged to provide the services.
Costs and expenses that are suitable for only us (and/or our investments) or another Brookfield Account (and/or its investments) are expected to be allocated only to us or such other Brookfield Account, as applicable. Notwithstanding anything in the foregoing to the contrary, in certain situations costs and expenses are expected to be allocated only to us (and/or our investments) despite the fact that the incurrence of such costs and expenses did not or will not directly relate solely to us and could, in fact, also benefit other Brookfield Accounts or not ultimately benefit us (and/or our investments or potential investments) at all. For example, costs and expenses could be allocated to us in respect of a specific legal, regulatory, tax, commercial and/or other matter, structure and/or negotiation that does not relate solely to us, and all or a significant portion of such costs and expenses could be allocated to us based on factors deemed reasonable, regardless of the size of our investment and regardless of the extent to which other Brookfield Accounts (including Brookfield) ultimately benefit from such matter, structure and/or negotiation.
In certain circumstances, in order to create efficiencies and optimize performance, we expect that one or more of our investments, potential investments, operating companies and/or assets will share the operational, legal, financial, back-office and/or other resources of another investment, potential investment, portfolio company and/or asset of and/or other Brookfield Accounts, including Brookfield. The costs and expenses as well as the allocation of such costs and expenses among the relevant Brookfield Accounts (and/or their assets) will be determined utilizing the methodologies set forth above.

Where a potential investment is pursued on behalf of one or more Brookfield Accounts, including us, the Brookfield Account(s) that ultimately make(s) the investment will generally be allocated the costs and expenses related to such investment on a pro-rata basis based on their proportionate interests in the investment. In the case of a potential investment that is not consummated, we expect that the broken deal costs and expenses relating to such potential investment (including, research costs and expenses, legal, financial, accounting, consulting or other adviser fees, travel costs, deposits or down payments which are forfeited or paid as a penalty and other costs) will be allocated among the Brookfield Account(s) that were expected to participate in such investment on a pro-rata basis based on their expected proportionate interests in the investment, provided that pro-rata interests that were expected to be allocated to (a) other Brookfield Accounts (including Brookfield) so as to facilitate a closing of the investment (i.e., with the expectation that such interests would be further syndicated to third-party investors post-closing) and (b) potential third-party co-investors that did not agree to bear broken deal costs and expenses, will be allocated to us for purposes of allocating such broken deal costs and expenses. In any event, Brookfield’s allocation of costs and expenses relating to a consummated or unconsummated investment may result in us reimbursing other Brookfield Accounts (including Brookfield) for costs and expenses, or vice versa, so as to achieve an allocation of such costs and expenses that Brookfield determines, in its discretion, to be fair and reasonable, as described above. Brookfield may modify or change its allocation methodologies from time to time to the extent it determines such modifications or changes are necessary or advisable to achieve a fair and reasonable allocation, and such modifications or changes could result in us and/or other Brookfield Accounts bearing less (or more) costs and expenses than it otherwise would have borne without such modifications and/or pursuant to a different allocation methodology.
The list of operating expenses included in our and Brookfield Accounts’ disclosure documents is based on Brookfield’s past experiences and current expectations of the types of costs and expenses to be incurred by us. Additional and/or new costs and expenses are expected to arise over time and will be allocated to us (or among us and other Brookfield Accounts) in a manner that is determined, to be fair and reasonable. In addition, although organizational expenses are subject to a cap, certain costs and expenses that are to be borne as operating expenses, which are not subject to a cap, include costs and expenses related to organizational matters, fees, costs and expenses of anti-bribery and corruption, anti-money laundering and/or “know your customer” compliance, tax diligence expenses and costs and expenses of ongoing related procedures.
For additional disclosures regarding the allocation of costs and expenses for Brookfield Accounts in which we invest, please see the Form ADVs of the Brookfield Advisers who advise the relevant Brookfield Accounts.

Affiliated Services and Transactions. Where deemed appropriate, relevant and/or necessary, and with our prior written consent, where required, Brookfield, its affiliates, and/or related parties will be engaged to provide a variety of different services and products in connection with the operation and/or management of our investments, potential investments and/or investment entities, that would otherwise be provided by independent third parties, including (among others): lending and loan special servicing, arranging, negotiating and managing financing, refinancing, hedging, derivative, managing workouts and foreclosures and other treasury and capital markets arrangements; investment banking (including participation by Brookfield-affiliated broker dealers in the underwriting syndicates for securities issuances us; investment support, including investment backstop, guarantees and similar investment support arrangements; advisory, consulting, brokerage, market research, appraisal, valuation, risk management, assurance, and audit services (including related to investments, assets, commodities, good and services); acting as alternative investment fund manager and/or other similar type of manager in jurisdictions where such services are necessary and/or beneficial and services relating to the use of entities that maintain a permanent residence in certain jurisdictions; financial planning, cash flow modeling and forecasting, consolidation, reporting, books and records, bank account and cash management, controls and other financial operations services; transaction support, assisting with review, underwriting, analytics, due diligence and pursuit of Investments and potential investments; anti-bribery and corruption, anti-money laundering and “know your customer” reviews, assessments and compliance measures; Investment onboarding (including training employees of Investments on relevant policies and procedures relating to risks); legal, compliance, regulatory, tax and corporate secretarial services; fund administration, accounting and reporting (including coordinating, supervising and administering onboarding, due diligence, reporting and other administrative services, including those associated with third party fund administrator and placement agents) and client onboarding (including review of subscription materials and coordination of anti-bribery and corruption, anti-money laundering or “know your customer” reviews and assessments); preparation and review of fund documents, negotiation with prospective clients and other services that would be considered “Organizational Expenses” of a Brookfield Account if performed by a third party; portfolio company and asset/property operations and management (and oversight thereof); data generation, data analytics, data analysis, data collection and data management services; participation in and/or advice on a range of activities by strategic and/or operations professionals with established industry expertise, including among others in connection with (or with respect to) the origination, identification, assessment, pursuit, coordination, execution and consummation of investment opportunities, including project planning, engineering and other technical analysis, securing site control, preparing and managing approvals and permits, financial analysis and managing related-stakeholder matters; real estate, leasing and/or asset/facility management; development management (including predevelopment services); entitlement, design and construction (including consulting with respect to and/or oversight thereof); marketing (including of power or other output by an underlying asset/portfolio company); environmental and sustainability services; the placement and provision of various insurance policies and coverage and/or reinsurance thereof, including via risk retention, insurance captives and/or alternative insurance solutions; system controls; human resources, payroll and welfare benefits services; health, life and physical safety, security, operations, maintenance and other technical specialties; supply and/or procurement of power, energy and/or other commodities/goods/products; information technology services, risk management and innovation (including cyber/digital security and related services); other operational, back office, social, administrative and governance related services; oversight and supervision of the provision, whether by a Brookfield affiliate/related party or a third-party, of the above-referenced services and products; and any other services deemed appropriate, relevant and/or necessary in connection with the operations and/or management of our investments, potential investments and/or the investment entities (such services, collectively, “Affiliated Services”). The types of Affiliated Services provided will not remain fixed and are expected to change and/or evolve over time as determined by Brookfield in its sole discretion.
Brookfield deems these services to be appropriate for and value enhancing to the operations and/or management of our investments, potential investments and/or investment entities, and these services otherwise would be provided by third parties engaged to provide the services. Amounts charged to us and/or our investments for Affiliated Services will be in addition to other compensation payable to Brookfield, will not be shared with us (or be offset against other compensation payable to Brookfield), and will increase the overall costs and expenses borne indirectly by our shareholders.

The fee potential, both current and future, inherent in a particular transaction could be an incentive for Brookfield to seek to refer or recommend a transaction to us. Furthermore, providing services or products to us and our investments is expected to enhance Brookfield’s relationships with various parties, facilitate additional business development and enable Brookfield to obtain additional business and generate additional revenue.
To the extent Brookfield (including any of its affiliates and/or personnel, other than portfolio companies of other Brookfield Accounts) provides an Affiliated Service, the amount charged for such service will be: (a) at a rate no greater than the applicable rate for such service as agreed to with us (the “Rate Schedule”), (b) at a rate for the relevant service that Brookfield reasonably believes is consistent with an arm’s length market rate (the “Affiliate Service Rate”); (c) at cost (including an allocable share of internal costs), plus an administrative fee of 5%, or (d) at any other rates with consent from our independent directors. To the extent Brookfield charges an Affiliate Service Rate or cost plus an administrative fee in respect an Affiliated Service, the Affiliate Services Rate or cost (as applicable) will be determined as set out in more detail in this Form 20-F.
If an Affiliated Service is charged at the Affiliate Service Rate, Brookfield will determine the Affiliate Service Rate in good faith at the time of engagement based on one or more factors, including, among others: (i) the rate that one or more comparable service providers (which may or may not be a competitor of Brookfield) charge third-parties for the similar services on an arm’s length basis; (ii) market knowledge (which could be based on internal knowledge or inquiries with one or more market participants); (iii) the rate charged by Brookfield to one or more third-parties for similar services (or the methodology used by Brookfield to set such rate); (iv) advice of one or more third-party agents, consultants and/or other market participants; (v) commodity or other rate forecasting; (vi) the rate agreed to pursuant to a competitive arm’s length bidding process (which may not reflect the lowest rate bid during the process, but that is inherent in an engagement that is deemed by Brookfield to be in the best interests of us and/or our investments taking into account the totality of factors relating thereto); (vii) the rate required to meet certain regulatory requirements or qualify for particular governmental programs; (viii) in the case of services which Brookfield provides as part of a syndicate, such as investment banking or brokerage services, the rate that is negotiated and/or determined by a third-party member of the syndicate; (ix) the rate that a third-party agreed to provide the service at pursuant to a term sheet or similar agreement or understanding; and/or (x) other subjective and/or objective metrics deemed relevant by Brookfield (in its sole discretion) in determining an arm’s length market rate for a particular service.
For the avoidance of doubt, the costs to be paid in respect of Affiliated Services and therefore an indirect expense to us (whether such Affiliated Services are provided in accordance with the Rate Schedule, at the Affiliate Service Rate, cost plus an administrative fee, or otherwise) will include, among other components: (i) personnel compensation costs and expenses (e.g., salary, benefits (including, among others, paid time off)), (ii) short- and long-term incentive compensation (including management promote, incentive fee and/or other performance-based compensation), (iii) costs and expenses of professional development, professional certifications, professional fees, training, business travel (including, among others, transportation, lodging and meals) and related matters, (iv) an allocable share of corporate costs and expenses associated with employment, including (among others) office rent, human resources personnel, talent acquisition fees and expenses, and office services costs, and (v) an allocable share of technology costs and expenses associated with employment of personnel, including, among others, information technology hardware, human resources technology, computing power and/or storage, software, cybersecurity, and related costs. These costs and expenses will, in certain cases, be based on estimates made by Brookfield, both in respect of the total amount of costs and expenses relating to a particular service as well as the shares of such costs and expenses allocable to Brookfield Accounts (including, among others, Brookfield and us). To the extent Brookfield retains the services of a third-party consultant, agent or other market participant to advise on or otherwise assist in determining an Affiliate Service Rate and/or the estimated costs and expenses of providing an Affiliated Service, the fees and costs (including expenses) of such third-party will borne by the Brookfield Account.

At all times, Brookfield will endeavor to determine the costs and expenses and/or the Affiliate Service Rate applicable with respect to a particular Affiliated Service, in a fair, reasonable and impartial manner. However, there can be no assurance that any such determination will accurately reflect the actual cost and/or arm’s length market rate of an Affiliated Service in any particular situation, that Brookfield’s own interests won’t influence its determination, and/or that a different methodology would not have also been fair, reasonable and/or yield a different (including more accurate) result. Among other things, the determination of cost and expenses generally will be based on estimates (which are inherently subjective) and, in determining an Affiliate Service Rate, there are variances in the marketplace for similar services based on an array of factors that affect rates for services, including, among others, loss leader pricing strategies, other marketing and competitive practices, integration efficiencies, geographic market differences, and the quality of the services provided. As a result, there can be no assurances that the amounts charged by Brookfield for any Affiliated Service will not be greater (or lower) than the rate that would be charged had Brookfield determined the rate via a different methodology or engaged a similarly-situated third-party service provider to provide the services. The Affiliate Service Rate charged for any Affiliated Service at any given time following the relevant engagement could be higher (or lower) than the then-current market rate for the service because the market rate has decreased (or increased) over time. However, Brookfield generally will not adjust (i.e., decrease or increase) the Affiliate Service Rate in any particular case. Brookfield’s methodology of estimating the costs and expenses attributable to a particular Affiliated Service could be higher (or lower) than the actual cost of providing the service, particularly as Brookfield will rely on estimates of costs and expenses (including, among others, estimates of budgets, expected services, relative sizes (or other metric) of assets and/or businesses, and/or time periods) and blended rates of employees. However, unless otherwise determined by Brookfield, in its sole discretion, the associated charges to us and/or an investment will not be subject to true-up once the relevant Affiliated Services are completed or periodically throughout the services period.
Where Affiliated Services are in place prior to our ownership of an investment and cannot be amended without the consent of an unaffiliated third party, we will inherit the pre-existing rates for such Affiliated Services until (X) such time at which third-party consent is no longer required, or (Y) we seek consent from the unaffiliated third party to amend such rates. Accordingly, while Brookfield could seek consent of the unaffiliated third party to amend any pre-existing fee rates on our behalf, Brookfield will be incentivized to seek to amend the pre-existing fee arrangement in certain circumstances and dis-incentivized to do so in others. For example, Brookfield will be incentivized to seek consent to amend the rate in circumstances where the amended fee would be higher than the pre-existing rate, and conversely could choose not to (and will not be required to) seek consent to amend any pre-existing fee rates if the amended rate would be lower than the pre-existing rate.
From time to time, Brookfield will terminate Affiliated Services arrangements entered into between us and/or our investment(s), on the one hand, and Brookfield and/or other Brookfield Accounts (and/or their investment(s)), on the other hand, including prior to the expected termination or expiration of the arrangements. In such instances, Brookfield will endeavor to act fairly and reasonably taking into account the interests of us (and/or our investment(s)) as well as those of our counterparties and the applicable facts and circumstances at such time. However, there can be no assurance that any such termination will be effected in such manner as it otherwise would have been had the counterparty not been a Brookfield related entity and/or that Brookfield’s own interests won’t influence the manner of such termination. In particular, Brookfield could determine to waive and/or otherwise negotiate certain terms relating to the termination, including early termination fees and related provisions, in a manner that it would not have pursued if the counterparty were not a Brookfield related entity. In addition, it is possible that we or a particular investment could bear a larger portion of the termination costs than it otherwise would have if Brookfield did not face the conflicts of interest considerations discussed herein.
For the avoidance of doubt, the foregoing procedures and limitations regarding compensation for transactions will not apply to transactions for services and/or products between us and portfolio companies of another Brookfield Account, PSG, Oaktree, Oaktree accounts and/or a non-controlled affiliate of Brookfield (though Brookfield could nonetheless determine, in its sole discretion, to apply the Rate Schedule, an Affiliate Service Rate and/or an estimated cost plus an administrative fee methodology in these situations).

Historically, certain Affiliated Services were performed by Brookfield (including by its direct personnel, operating partners, servicers, brokers and/or other third-party vendors) without being charged to us and/or our investments. Brookfield believes that providing these Affiliated Services results in increased focus, attention, efficiencies and related synergies that facilitate alignment of interest and the ability to offer customized solutions and value creation that would not be available from third-party providers. While Brookfield believes that the cost of the Affiliated Services will be reasonable, the extensive and specialized nature of services could result in such costs being higher than those charged for similar services (to the extent available) by third-party providers. Brookfield generally will not evaluate alternative providers or otherwise benchmark the costs of such Affiliated Services. While Brookfield believes that this enhances the overall services that Brookfield provides to us and our investments in a cost-efficient manner, the arrangement gives rise to conflicts of interest considerations, including among others in connection with the methodologies employed to determine the cost and expenses of the services provided and/or the determination of the portion of the costs and expenses relating to support services to be allocated among us (and our investments), on the one hand, and other Brookfield Accounts (and their investments), on the other hand, including Brookfield.
For additional disclosures regarding affiliated services and transactions for Brookfield Accounts in which we invest, please see the Form ADVs of the Brookfield Advisers who advise the relevant Brookfield Accounts.
Service Providers. In managing business activities, Brookfield, Brookfield Accounts and portfolio companies utilize and rely on various independent service providers, including attorneys, accountants, fund administrators, consultants, financial and other advisors, deal sources, lenders, brokers and outside directors. These service providers’ independence from Brookfield is relied upon for various purposes, including (among other things) audits of Brookfield Accounts and/or portfolio companies, transaction related services, benchmarking analyses, fairness and similar opinions of value, and/or verification of arm’s length terms, in each case designed to facilitate resolution of conflicts of interest considerations relating to transactions between Brookfield Accounts and/or portfolio companies with Brookfield and/or other Brookfield Accounts and/or portfolio companies.
Brookfield, Brookfield Accounts and portfolio companies have various business relationships and engage in various activities with these service providers and/or their affiliates, which give rise to conflicts of interest considerations relating to the selection of the service providers. For example, service providers and/or their personnel could: (a) be investors in Brookfield, Brookfield Accounts and/or portfolio companies, (b) provide services to multiple Brookfield business lines, Brookfield Accounts and/or portfolio companies, (c) be engaged to provide various different types of services to Brookfield, Brookfield Accounts and portfolio companies, (d) provide certain services, such as introductions to prospective investors and/or counterparties, to Brookfield, Brookfield Accounts and portfolio companies at favorable rates or no additional cost, (e) be counterparties to transactions with Brookfield, Brookfield Accounts and/or portfolio companies. In addition, certain service providers (particularly large global service providers, such as law firms, accounting firms and financial institutions) employ family members of personnel of Brookfield, Brookfield Accounts and/or portfolio companies. Moreover, in the regular course of business, personnel of Brookfield, Brookfield Accounts and/or portfolio companies give (or receive) gifts and entertainment to (or from) personnel of service providers.
Notwithstanding these relationships and/or activities with service providers, Brookfield has policies and procedures designed to address these conflicts of interest considerations and to ensure that service providers are selected for Brookfield, Brookfield Accounts and portfolio companies that they believe are appropriate for and in the best interests of Brookfield, Brookfield Accounts and/or portfolio companies (as the case may be) in accordance with Brookfield’s legal and regulatory obligations, provided that (for the avoidance of doubt) Brookfield often will not seek out the lowest-cost option when engaging such service providers as other factors or considerations typically prevail over cost.

Brookfield Accounts (including us and/or our investment accounts managed by the Asset Management Company, other Brookfield-managed investment vehicles and Brookfield for its own account) and their portfolio companies often engage common providers of goods and/or services. These common providers sometimes provide bulk discounts or other fee discount arrangements, which could be based on an expectation of a certain amount of aggregate engagements by Brookfield Accounts and portfolio companies over a period of time. Brookfield generally extends these fee discount arrangements to Brookfield, Brookfield Accounts, and portfolio companies in a fair and equitable manner.
In certain cases, a service provider (e.g., a law firm) will provide all Brookfield Accounts and their portfolio companies a bulk discount on fees that is applicable only prospectively (within an annual period) once a certain aggregate spending threshold has been met by the group during the relevant annual period. As a result, Brookfield Accounts and portfolio companies that engage the service provider after the aggregate spending threshold has been met will get the benefit of the discount and, as a result, pay lower rates than the rates paid by Brookfield Accounts and portfolio companies that engaged the same provider prior to the discount being triggered.
The engagement of common providers for Brookfield Accounts and their portfolio companies and the related fee discount arrangements give rise to conflicts of interest considerations. For example, as a result of these arrangements, Brookfield will face conflicts of interest in determining which providers to engage on our behalf and when to engage such providers, including an incentive to engage certain providers for us because it will result in the maintenance or enhancement of a discounted fee arrangement that benefits Brookfield, other Brookfield Accounts and their portfolio companies. Notwithstanding these conflicts considerations, Brookfield makes these determinations in a manner that it believes is appropriate for and in the best interests of us, taking into account all applicable facts-and-circumstances.
In the normal course, common providers (e.g., law firms) will staff engagements based on the particular needs of the engagement and charge such staff’s then-applicable rates, subject to any negotiated discounts. While these rates will be the same as the rates such providers would charge Brookfield for the same engagement, Brookfield generally engages providers for different needs than Brookfield Accounts (including us and/or our investment accounts managed by Brookfield) and/or portfolio companies, and the total fees charged for different engagements are expected to vary.
In addition, as a result of the foregoing, the overall rates paid by us over a period of time to a common provider could be higher (or lower) than the overall rates paid to the same provider by Brookfield, other Brookfield Accounts and their portfolio companies.
These relationships, activities and discounts described herein are part of normal course business operations and are not considered additional fees received by Brookfield that would offset or otherwise reduce the fees (including management fees) owed by us to Brookfield under the terms of the Investment Management Agreements.
For additional disclosures regarding service providers for Brookfield Accounts in which we invest, please see the Form ADVs of the Brookfield Advisers who advise the relevant Brookfield Accounts.

Transfers and Secondments. From time to time, in order to create efficiencies and optimize performance, we may decide to hire, retain or second employees of Brookfield, Brookfield Accounts, and/or portfolio companies of Brookfield or we made agree that certain of our employees may be hired or retained by, or seconded to, Brookfield, portfolio companies of Brookfield, or other Brookfield Accounts. In such situations, all or a portion of the compensation and overhead expenses relating to such employees (including salaries, benefits, and incentive compensation, among other things) may directly or indirectly be borne by the entities to which the employees are transferred or seconded, as negotiated between the applicable parties. Any such arrangement may be on a permanent or temporary basis, or on a full-time or part-time basis, in order to fill positions or provide services that would otherwise be filled or provided by third parties hired or retained by the relevant entities. To the extent any Brookfield employees are hired or retained by, or seconded to, us (and/or our investments), we may agree to pay such persons directors’ fees, salaries, consultant fees, other cash compensation, stock options or other compensation and incentives and may reimburse such persons for any travel costs or other out-of-pocket expenses incurred in connection with the provision of their services. Brookfield may also advance compensation to seconded Brookfield employees and be subsequently reimbursed by the applicable investment. Additionally, the method for determining how (i) certain compensation arrangements are structured and valued (particularly with respect to the structure of various forms of incentive compensation that vest over time and whose value upon payment is based on estimates) and (ii) overhead expenses are allocated, in each case require certain judgments and assumptions, and as a result we may bear higher costs than we would have had such expenses been valued, allocated or charged differently.
Brookfield could benefit from arrangements where Brookfield employees are hired or retained by, or seconded to, us, for example, in the case where we make a fixed payment to Brookfield to compensate Brookfield for a portion of an employee’s incentive compensation, but such employee does not ultimately collect such incentive compensation. Additionally, there could be a circumstance where an employee of Brookfield or a portfolio company of a Brookfield Account could become an employee of us (or vice versa) and, in connection therewith, be entitled to receive from the company it is transferring to unvested incentive compensation received from the company it is transferring from. While such incentive compensation would be subject to forfeiture under other circumstances, given the prior employment by a Brookfield related company, such incentive compensation may continue to vest as if such employee continued to be an employee of the company from which it is transferring. The arrangements described herein will take place in accordance with parameters approved by Brookfield’s Conflicts Committee but will not be subject to approval by our shareholders, and such amounts will not be considered fees received by Brookfield or its affiliates that offset or otherwise reduce the management or any other fee or compensation due to Brookfield. Portfolio companies of Brookfield Accounts are drawn from a number of highly specialized industries, and Brookfield also expects to benefit from the industry knowledge and technical expertise gained by Brookfield employees who are hired or retained by, or seconded to, investments or a Brookfield affiliate on behalf of such investment. Brookfield does not expect to provide any compensation or off-set of fees or expenses to such investments or Brookfield affiliates in exchange for the development of such knowledge or expertise by Brookfield employees.
For disclosures regarding transfer and secondments for Brookfield Accounts in which we invest, please see the Form ADVs of the Brookfield Advisers who advise the relevant Brookfield Accounts.
In addition, Brookfield and its personnel can be expected to receive certain intangible and/or other benefits and/or perquisites arising or resulting from their activities on behalf of us, which will not reduce management fees or otherwise be shared with us or our shareholders. For example, airline travel or hotel stays incurred as expenses by us typically result in “miles” or “points” or credit in loyalty/status programs and such benefits and/or amounts will, whether or not de minimis or difficult to value, inure exclusively to Brookfield and/or such personnel (and not us or our shareholders) even though the cost of the underlying service is borne by us. Similarly, the volume of work that service providers receive from Brookfield, which include those from us, results in discounts for such services that Brookfield will benefit from, while we will not be able to benefit from certain discounts that apply to Brookfield. In addition, Brookfield has in the past and expects to continue to make available certain discount programs to its employees as a result of Brookfield’s relationship with an investment (e.g., “friends and family” discounts), which discounts are not available to our shareholders.

Brookfield has adopted policies to facilitate the transfer and secondment of employees in order to ensure that such activities are carried out in accordance with applicable regulatory requirements and to address applicable conflicts considerations, including seeking to ensure that each transfer and/or secondment satisfies a legitimate business need and is in the best interests of the relevant Brookfield Account and/or portfolio company.
Internal Audit. As a publicly traded company we are subject to requirements to maintain an internal audit function and to complete internal audit reviews of their investments and related operations. In certain instances, our operating subsidiaries are also expected to perform internal audit reviews of their operations and related activities, either in connection with our own regulatory requirements or otherwise for corporate governance purposes. Such internal audit work is expected to be carried out by our employees, by Brookfield employees and/or by third-party advisors, and the expenses related to such work by all such persons are generally expected to be charged to us. The product of our internal audit work may be relied on and utilized, where applicable, in meeting Brookfield Corporation’s internal audit obligations; however, Brookfield generally will not share in the expenses of our internal audits (except in its capacity as the holder of certain equity interests in our company).
For disclosures regarding use of internal audit for Brookfield Accounts in which we invest, please see the Form ADVs of the Brookfield Advisers who advise the relevant Brookfield Account.
Insurance. We purchase, and/or bear premiums, fees, costs and expenses (including the premiums, costs, expenses and/or fees of affiliates and non-affiliates for insurance coverage and for placement and administration of insurance coverage) with respect to, insurance for the benefit of us, Brookfield and its affiliates (as service providers to Brookfield Accounts), their employees, affiliates, agents and representatives as well as indemnified parties with respect to matters (including directors and officers liability insurance, errors and omissions insurance, and any other insurance which the Brookfield determines to be required or market standard), or for the benefit of us or our investments, with respect to investment-related matters (including terrorism, property, title, liability, marine, environmental, professional, cyber, transactional, fire insurance and/or extended or specialized coverage).
Brookfield Accounts (including us) and respective portfolio companies and other investments will utilize Brookfield affiliates for placement, administrator and provision of insurance coverage in connection with all or part of their insurance coverage and we are expected to leverage the scale of Brookfield by participating in shared, or umbrella, insurance policies as part of a broader group of entities affiliated with Brookfield (including Brookfield and other Brookfield Accounts). Any insurance policy purchased by us or on our behalf (including policies covering us, Brookfield, and other Brookfield Accounts) may provide coverage for situations where we would not provide indemnification, including situations involving culpable conduct by Brookfield. Nonetheless, our share of the premiums, costs, fees and expenses in respect of insurance coverage will not be reduced to account for these types of situations.
Brookfield insurance companies (each, a “Captive”) that provide insurance coverage for Brookfield Accounts (including us) and assets held directly or indirectly by Brookfield Accounts generally will be utilized for all or a portion of insurance coverage needs (e.g., primary layer of insurance for certain assets, supplemental coverage to coverage provided by third-party carriers, etc.). Captives are expected to provide benefits to Brookfield Accounts that may not be available from a third-party insurance provider. In determining whether to utilize a Captive as an insurance provider for us and/or our investments, Brookfield will take into account such factors as it determines appropriate in its discretion under the then-existing facts-and-circumstances. It is expected that each Captive will charge premiums at the Affiliate Service Rate applicable to the insurance provided by such Captive. The determination of such rates will be based on third-party pricing data, pricing mandated by regulation, or an opinion of a third-party insurance adviser (including advisers that provide other insurance related services to Brookfield and the Brookfield Accounts). The engagement of a Captive will give rise to certain potential conflicts of interest, including in connection with the allocation of premiums and the evaluation and payment of claims. In order to mitigate potential conflicts of interest related thereto, an independent third-party insurance carrier generally will be responsible for claims management and payment.

Captives could seek reinsurance for all or a portion of the coverage, which could result in Brookfield earning and retaining fees, commissions and/or a portion of the premiums associated with such insurance while not retaining all or a commensurate portion of the risk insured. Captives may also earn and retain fees, commissions, and/or a portion of the premiums associated with insurance covering types of damages for which a government entity and/or other third party may reimburse the captive (e.g., damage caused by certain terrorist events), which may result in the captives not retaining all or a commensurate portion of the risk of insuring against such types of damage.
To the extent an insurance policy or Captive insurance policy provides coverage with respect to matters related to us, all or a portion of the fees and expenses (including premiums) of such insurance policy and its placement will be allocated to us or our investments. The amount of any such insurance-related fees and expenses allocated to us or our investments will be determined by Brookfield in its discretion taking into consideration facts and circumstances deemed relevant, including in umbrella policies the value of each covered Brookfield Account’s investments and capital commitments (if applicable) and/or risk that we and/or our investments pose to the insurance provider. While Brookfield expects to consider certain objective criteria when determining how to allocate the cost of insurance coverage that applies to multiple funds and accounts (including Brookfield and Brookfield Accounts), because of the uncertainty of whether claims will arise in the future and the timing and the amount that may be involved in any such claim, the determination of how to allocate such fees and expenses also requires Brookfield to take into consideration other facts and circumstances that are more subjective in nature. In addition, because Brookfield will bear a portion of such fees and expenses and has differing investment interests in the Brookfield Accounts it manages, conflicts exist in the determination of the proper allocation of such fees and expenses among Brookfield and such accounts. It is unlikely that Brookfield will be able to accurately allocate the fees and expenses of any such insurance based on the actual claims of a particular Brookfield Account, including us. Brookfield may, if it determines it to be necessary, consult with one or more third parties to ensure that the allocation of such fees and expenses is done in a fair and reasonable manner.
While shared insurance policies (including those issued by Captives) may be cost effective, claims made by any entities affiliated with Brookfield could result in increased costs to us and such policies may have an overall cap on coverage. To the extent insurable event(s) result in claims in excess of such cap, we may not receive as much in insurance proceeds as would have been received if separate insurance policies had been purchased for each party and Brookfield could face a conflict in interest in properly allocating insurance proceeds across all claimants, which could result in us receiving less in insurance proceeds than if separate insurance policies had been purchased for each insured party individually. In these cases, Brookfield will seek to allocate the proceeds from claims in respect of insurance policies and resolve any conflicts of interests, as applicable, in a manner it determines to be fair and reasonable. In that regard, Brookfield may, if it determines it to be necessary, consult with one or more third parties to ensure that the allocation of such proceeds is done in a fair and reasonable manner. Similarly, insurable events may occur sequentially in time while subject to a single overall cap. In this case, Brookfield expects to process claims on a first-come first-serve basis or in any other manner deemed appropriate by Brookfield. To the extent insurance proceeds for one such event are applied towards a cap and experience an insurable loss after such event, our receipts from such insurance policy could be diminished and/or we may not receive any insurance proceeds. A shared insurance policy could also make it less likely that Brookfield will make a claim against such policy on behalf of us.
In addition, Brookfield on behalf of the us may need to determine whether or not to initiate litigation (including potentially litigation adverse to Brookfield where it is the broker or provider of such insurance) in order to collect from an insurance provider, which may be lengthy and expensive and which ultimately may not result in a financial award. The potential for Brookfield to be a counterparty in any litigation or other proceedings regarding insurance claims creates a further potential conflict of interest. Furthermore, in providing such insurance, Brookfield may seek reinsurance for all or a portion of the coverage, which could result in Brookfield earning and retaining fees and/or a portion of the premiums associated with such insurance while not retaining all or a commensurate portion of the risk insured. Brookfield will seek to allocate the costs of such insurance and proceeds from claims in respect of such insurance policies and resolve any conflicts of interest, as applicable, in a manner it determines to be fair. In that regard, Brookfield may, if it determines it to be necessary, consult with one or more third parties in allocating such costs and proceeds and resolving such conflicts.

For additional disclosures regarding insurance for Brookfield Accounts in which we invest, please see the Form ADVs of the Brookfield Advisers who advise the relevant Brookfield Accounts.
Conflicts of Interest Protocols. Our investment program and conflicts protocols are designed to address the factors noted above. Such program and protocols include certain investment guidelines and restrictions on our investments in securities issued by (and loans made to) Brookfield Accounts, such as exposure limits, a passive investment strategy and other controls (designed to ensure that potential adverse interests between our accounts and other Brookfield Accounts invested in different parts of an issuer’s capital structure can be appropriately managed in satisfaction of Brookfield’s fiduciary duties to other Brookfield Accounts). Further, in order to ensure that Brookfield can appropriately manage the Brookfield Accounts consistent with its fiduciary obligations to them, Brookfield Accounts (including ones in which we invest) generally will have priority with respect to investment opportunities that are suitable for their mandates. Moreover, from time to time, we will provide financing (or refinancing) arrangements to Brookfield Accounts at a lower cost or otherwise on more favorable terms relative to other third-party lenders and/or arrangements.
Brookfield has also implemented policies and procedures governing regulatory consent requirements for transactions involving the BNRE Related Account Group that raise conflicts of interest considerations relating to cross and principal transactions, including Related Account Group Transactions and Cross Account Group Transactions. Under its policies and procedures Brookfield will obtain prior approval for Cross Account Group Transactions that constitute a principal transactions (and for any transaction in loans or other instruments that would constitute a principal transaction but for the fact that it is not a transaction in a security), from a senior employee of our insurance or reinsurance company that acts as the reinsurer in respect of the relevant account and designated to provide such approval. Post-transaction ratification will also be provided on a quarterly basis by the independent members of the investment committee of the board of directors of the relevant insurance or reinsurance company. These consents are designed to satisfy regulatory consent requirements and are binding upon us. In addition, Brookfield has implemented pricing guidelines to ensure that our investments are executed at fair market values on arm’s length terms.
Brookfield does not expect to seek consent for Related Account Group Transactions in the ordinary course as Brookfield believes such transactions are not cross or principal transactions. Rather, Brookfield believes these asset transfers are transactions effected at fair market value or statutory book value within a single economic group, in accordance with Brookfield’s valuation and accounting policies and procedures, which do not impact the expected return of any reinsurance counterparties within the BNRE Related Account Group. Additionally, third-party cedants do not bear the economic risk relating to the cedant accounts but, rather, are owed a guaranteed return by the applicable reinsurance subsidiary of our company and have a right to access underlying investments in the accounts to the extent such reinsurance subsidiary defaults on its payment obligations under the terms of the applicable reinsurance treaty. Our company therefore holds all of the economic risk in connection with any Related Account Group Transaction. These policies and procedures for managing conflicts will be different than the approach Brookfield takes for its other advisory clients as described in the Brookfield Form ADV.
Given the following factors, we expect that our and our shareholders’ interests and Brookfield’s interests are strongly aligned and that BAM Re Advisor taking into account Brookfield’s interests as well as our best interests will benefit our company and the holders of our exchangeable shares: (i) our organizational and ownership structure; (ii) the rationale for our formation; (iii) the fact that each exchangeable share is structured with the intention of providing an economic return equivalent to one Brookfield Class A Share and be convertible into the same; and (iv) the financial and other support Brookfield is providing to us through various support agreements. Moreover, we believe that Brookfield’s interests in managing its other Brookfield Accounts (including ones in which we invest) in accordance with its fiduciary duties to them benefits us and that prioritizing other Brookfield Accounts (including ones in which we invest) is ultimately in our and our shareholders’ best economic interest as the potential benefits that would accrue to Brookfield and its shareholders would similarly accrue to us and our shareholders.

From time to time, in order to create efficiencies and optimize performance, employees of Brookfield, us, and Brookfield Accounts will be hired or retained by, or seconded to, other portfolio companies, other Brookfield Accounts and/or Brookfield. Brookfield may take its own interests into account in considering and making determinations regarding such transfers or secondments. However, as noted elsewhere herein, Brookfield believes that our access to Brookfield’s broader asset management platform enhances our, Brookfield Accounts’ and portfolio companies’ capabilities, is an integral part of our (and their) operations and will provide benefits to us, Brookfield Accounts and portfolio companies that would not exist but for our affiliation with Brookfield.
Conflicts of interest between our company, on the one hand, and Brookfield and other Brookfield Accounts, on the other hand, will generally be resolved in accordance with the principles summarized herein and in the Brookfield Form ADVs, Brookfield’s policies for adequately addressing conflicts considerations that arise in managing its business activities, governing documents of Brookfield Accounts, and conflicts protocols. Brookfield has formed a conflicts committee (the “Conflicts Committee”) that reviews Brookfield’s resolution of potential and actual conflicts situations that arise in the normal course of managing Brookfield’s business activities. Brookfield’s Conflicts Committee is intended to provide review and analysis, and ensure appropriate resolution, of these conflicts considerations. The Conflicts Committee also approved a framework (and related parameters) for execution of certain types of transactions, including Related Account Group Transactions and Cross Account Group Transactions and appoint one or more individuals (including Brookfield Corporation’s Chief Compliance Officer), pursuant to delegated authority, to oversee implementation of the framework. In this respect, transactions that are executed in accordance with such a framework will be deemed to have been approved by the Conflicts Committee. However, there can be no assurance that Brookfield will timely identify and present conflicts of interest considerations to its Conflicts Committee. In addition, the Conflicts Committee is comprised of senior management of Brookfield and, as a result: (i) such representatives are themselves subject to conflicts of interest considerations and (ii) there can be no assurance that any determinations made by the Conflicts Committee will be favorable to a Brookfield Account (including our company and/or a Brookfield Accounts in which we invest). The Conflicts Committee will act in good faith to resolve conflicts of interest considerations in a manner that is fair and balanced, taking into account the facts and circumstances known to it at the time. However, there is no guarantee that the Conflicts Committee will make the decision that is most beneficial to any particular Brookfield Account (including our company and/or a Brookfield Accounts in which we invest) or that the Conflicts Committee would not have reached a different decision if additional information were available to it.
For more information, see Item 3.D “Risk Factors — Risks Relating to the Exchangeable Shares — The exchangeable shares have been structured with the intention of providing an economic return equivalent to one Brookfield Class A Share and therefore we expect that the market price of our exchangeable shares should be impacted by the market price of the Brookfield Class A Shares and the business performance of Brookfield Corporation,” and “— Risks Relating to Our Relationship with Brookfield — Our organizational, ownership and operational management structure, and advisory relationship with Brookfield, give rise to conflicts of interest”.
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
Additional information about conflicts of interest considerations regarding an investment in our company is set forth in the Brookfield Asset Management Reinsurance Advisor LLC Form ADV, as well as the Form ADVs of the Brookfield Advisers who advise the Brookfield Accounts in which we invest. Prospective investors should review the Form ADVs of Brookfield Asset Management Reinsurance Advisor LLC and the Brookfield Advisers prior to investing in our company and current investors should review them on an annual basis. These Form ADVs are available on the SEC’s website (www.adviserinfo.sec.gov) and are not part of this Form 20-F.

7.C    INTEREST OF EXPERTS AND COUNSEL
Not applicable.
ITEM 8.    FINANCIAL INFORMATION
8.A    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Financial Statements
See Item 18 “Financial Statements”, which contains our audited consolidated financial statements prepared in accordance with IFRS as permitted by securities regulators in Canada, as well as in the United States under the status of a Foreign Private Issuer. Beginning on January 1, 2023, our company transitioned to using U.S. GAAP. Due to differences in accounting treatments between IFRS and U.S. GAAP, amounts historically reported for our company’s financial position, operating results, and cash flow under IFRS, will be different from those which will be reported under U.S. GAAP beginning on January 1, 2023.
Dividend Policy
See Item 5.A “Operating Results — Liquidity and Capital Resources — Dividends Policy”, which contains information regarding our dividend policy. Also see Item 10.B “Memorandum and Bye-Laws — Class A Exchangeable Shares and Class A-1 Exchangeable Shares — Distributions”.
Legal Proceedings
See Item 18. “Financial Statements”.
8.B    SIGNIFICANT CHANGES
A discussion of the significant changes in our business can be found under Item 4 “Information on the Company”, Item 4.A “History and Development of the Company” and Item 5.A “Operating Results”.
ITEM 9.    THE OFFER AND LISTING
9.A    OFFER AND LISTING DETAILS
The class A exchangeable shares are listed on the NYSE and the TSX under the symbol “BNRE”. Our Class A exchangeable shares began trading on the NYSE and the TSX on June 28, 2021.
9.B    PLAN OF DISTRIBUTION
Not applicable.
9.C    MARKETS
See Item 9.A “Offer and Listing Details”.
9.D    SELLING SHAREHOLDERS
Not applicable.
9.E    DILUTION
Not applicable.

9.F    EXPENSES OF THE ISSUE
Not applicable.
ITEM 10.    ADDITIONAL INFORMATION
10.A    SHARE CAPITAL
Not applicable.
10.B    MEMORANDUM AND BYE-LAWS
Our authorized share capital consists of: (i) 1,000,000,000 class A exchangeable shares; (ii) 500,000,000 class A-1 exchangeable shares; (iii) 500,000 class B shares; (iv) 1,000,000,000 class C shares; (v) (a) 1,000,000,000 Class A Junior Preferred Shares (issuable in series), and (b) 1,000,000,000 Class B Junior Preferred Shares (issuable in series), which we refer to together with the Class A Junior Preferred Shares as the Junior Preferred Shares; and (vi) (a) 100,000,000 Class A Senior Preferred Shares (issuable in series) having a par value of $25.00 per share, and (b) 100,000,000 Class B Senior Preferred Shares (issuable in series), which we refer to together with the Class A Senior Preferred Shares as the Senior Preferred Shares, and collectively with the Junior Preferred Shares, as the Preferred Shares.
As of the date of this Form 20-F, there were 10,450,952 class A exchangeable shares, 24,000 class B shares, 41,314,891 class C shares, 98,351,547 Class A Junior Preferred Shares, Series 1 and 2,108,733 Class A Junior Preferred Shares, Series 2 outstanding. As of the date of this Form 20-F, there were no class A-1 exchangeable shares outstanding.
Class A Exchangeable Shares and Class A 1 Exchangeable Shares
The following description of class A exchangeable shares and class A-1 exchangeable shares sets forth certain general terms and provisions of the class A exchangeable shares and class A-1 exchangeable shares, as applicable. This description is in all respects subject to and qualified in its entirety by applicable law and the provisions of our company’s bye-laws. As of the date of this Form 20-F, there were no class A-1 exchangeable shares outstanding. Through the rights and governance structures described in this Form 20-F, each exchangeable share is intended to provide its holder with an economic return that is equivalent to that of a Brookfield Class A Share. Consequently, we expect that the market price of our class A exchangeable shares, and our class A-1 exchangeable shares, when and if issued, should be impacted by the market price of the Brookfield Class A Shares and the business performance of Brookfield Corporation. Except for the voting rights and the conversion rights described below, the rights, privileges, restrictions and conditions attached to the class A exchangeable shares as a class and the class A-1 exchangeable shares as a class are identical in all respects.
Voting Rights of Class A Exchangeable Shares
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
Voting Rights of Class A-1 Exchangeable Shares
Except as otherwise required by law, each holder of class A-1 exchangeable shares shall be entitled to notice of, and to attend, any meetings of shareholders of the company (except meetings at which only holders of another specified class or series of shares are entitled to vote), but shall not be entitled to vote at any such meeting. The class A-1 exchangeable shares are non-voting to address certain insurance regulatory restrictions on ownership, but are otherwise intended to be economically equivalent in all respects to our class A exchangeable shares.
Conversion Right of Holders of Class A-1 Exchangeable Shares
Subject to applicable law, a holder of class A-1 exchangeable shares will be entitled, from time to time, to convert their class A-1 exchangeable shares into class A exchangeable shares on a one-for-one basis (the “Conversion Right”). No holder will be permitted to convert its class A-1 exchangeable shares, and the company will not authorize or effect any conversions of class A-1 exchangeable shares, unless the requesting holder has provided satisfactory evidence to the company, that either (i) it and its affiliates (as set forth in Rule 12b-2 of the Exchange Act) will not, after giving effect to the conversion, directly or indirectly, beneficially own, control or hold with the power to vote more than 9.9% of the class A exchangeable shares, or (ii) it and its affiliates (as set forth in Rule 12b-2 of the Exchange Act) have received all required regulatory approvals and consents or, if applicable exemptions or waivers, to beneficially own, control or hold with the power to vote more than 9.9% of the class A exchangeable shares, as determined by the company acting reasonably (the “Regulatory Condition”).
The Conversion Right will be exercisable in accordance with the share conditions, which are attached to the bye-laws. The right of conversion may be exercised, provided the Regulatory Condition is satisfied, by notice in writing given to the transfer agent (a “Conversion Notice”), which notice shall specify the number of class A-1 exchangeable shares that the class A-1 exchangeable shareholder desires to have converted. No Conversion Notice will be accepted during (i) the calendar month in which quarterly distributions are paid to the holders of exchangeable shares, or (ii) during the period commencing 10 business days prior to the record date for any special dividend or stock distribution and up to and including on the payment date for such dividend (the “Conversion Blackout Period”). Any conversion notice purported to be delivered to the company during a Conversion Blackout Period will be deemed to have been received on the business day immediately following the date on which a Blackout Period expires. A converting holder will have no further right, with respect to any class A-1 exchangeable shares so converted, to receive any distributions on such shares with a record date on or after the Conversion Notice Date, without regard to the time of day on the Conversion Notice Date at which the exchange is completed. For greater certainty, a converting holder will, despite a notice of conversion being delivered, be entitled to receive any distributions on class A exchangeable shares and class A-1 exchangeable shares that have a record date prior to the Conversion Notice Date.

Distributions
The holders of exchangeable shares will be entitled to receive distributions as and when declared by our board subject to receipt of sufficient shareholder approval (where applicable) and the prior rights of the holders of all classes and series of the Class A Senior Preferred Shares and Class B Senior Preferred Shares and any other shares ranking senior to the class A exchangeable shares or class A-1 exchangeable shares with respect to priority in payment of distributions. It is expected that each exchangeable share will receive distributions at the same time and in the same amount as the cash dividends paid on each Brookfield Class A Share.
Subject to the prior rights of holders of all classes and series of Senior Preferred Shares at the time outstanding having prior rights as to distributions, and in preference to the Junior Preferred Shares and class C shares of the company, each exchangeable share will entitle its holder to cumulative distributions per share in an amount equal to (i) the amount of any cash dividend made on a Brookfield Class A Share multiplied by (ii) the exchange factor (which initially shall be one, subject to adjustment in the event of certain dilutive or other capital events by our company or Brookfield Corporation) determined in accordance with our bye-laws and in effect on the payment date of such distribution, which we refer to as the exchangeable distribution. See Item 10.B “Memorandum and Bye-Laws — Exchange by Holder — Adjustments to Reflect Certain Capital Events”.
If the full amount of an exchangeable distribution is not paid concurrently with a dividend on the Brookfield Class A Shares, then the unpaid amount of such exchangeable distribution shall accrue and accumulate (without interest), whether or not our company has earnings, whether or not there are funds legally available for the payment thereof and whether or not such exchangeable distribution has been earned, made or authorized. Any exchangeable distribution payment made shall first be credited against the earliest accumulated but unpaid exchangeable distribution due which remains payable, which we refer to as unpaid distributions. All exchangeable distributions shall be paid prior and in preference to any dividends or distributions on the class C shares. The holders of class A exchangeable shares and class A-1 exchangeable shares shall not be entitled to any distributions from our company other than the exchangeable distributions.
The exchangeable shares may be consolidated or split in the event of, and equally with, a share consolidation or stock split of the Brookfield Class A Shares. As an alternative, stock dividends may be paid in lieu of stock splits concurrently with a stock split of the Brookfield Class A Shares. In that case, the stock dividend on the exchangeable shares will be paid in additional exchangeable shares.
Exchange by Holder
At any time before the 15th business day prior to the date of any redemption, holders of exchangeable shares shall have the right to exchange all or a portion of their exchangeable shares with Brookfield Corporation for one Brookfield Class A Share per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or Brookfield Corporation as described below in “— Adjustments to Reflect Certain Capital Events”) or its cash equivalent based on the NYSE closing price of one Brookfield Class A Share on the date that the request for exchange is received by our transfer agent (or if not a trading day, the next trading day thereafter) plus all unpaid distributions, if any (the form of payment to be determined at the sole election of Brookfield Corporation), subject to certain limitations described below if Brookfield Corporation is unable to maintain an effective registration statement. If you hold exchangeable shares through a broker, please contact your broker to request an exchange on your behalf. If you are a registered holder of exchangeable shares, please contact our transfer agent and follow the process described below.
Pursuant to the Rights Agreement between our company, Brookfield Corporation and Wilmington Trust, National Association, Brookfield Corporation has agreed it will satisfy, or cause to be satisfied, any request made pursuant to our bye-laws to exchange such class A exchangeable shares for Brookfield Class A Shares or its cash equivalent, plus unpaid distributions. Prior to the issuance of any class A-1 exchangeable shares, the Rights Agreement will be amended to provide similar obligations on Brookfield Corporation with regards to any request made pursuant to our bye-laws to exchange the class A-1 exchangeable shares.

The obligation to satisfy a request for exchange is the obligation of Brookfield Corporation, and our company has no obligation to deliver Brookfield Class A Shares or cash, to deliver any unpaid distributions, or to cause Brookfield Corporation to do so.
Each holder of exchangeable shares who wishes to exchange one or more of his or her exchangeable shares with Brookfield Corporation for Brookfield Class A Shares or its cash equivalent is required to complete and deliver a notice of exchange in the form available from our transfer agent. Upon receipt of a notice of exchange, Brookfield Corporation shall, within ten (10) business days after the date that the notice of exchange is received by our transfer agent, or the specified exchange date, deliver to the tendering holder of exchangeable shares, in accordance with instructions set forth in the notice of exchange, one Brookfield Class A Share per exchangeable share held (subject to adjustments in the event of certain capital events by our company or Brookfield Corporation as described below in “— Adjustments to Reflect Certain Capital Events”) or its cash equivalent based on the NYSE closing price of one Brookfield Class A Share on the date that the request for exchange is received by our transfer agent (or if not a trading day, the next trading day thereafter) plus all unpaid distributions, if any (the form of payment to be determined at the sole election of Brookfield Corporation). Notwithstanding the foregoing, for so long as there is not an effective registration statement with respect to the delivery of Brookfield Class A Shares in connection with the exchange right, Brookfield Corporation will not be able to effect exchanges for Brookfield Class A Shares and will not be required to effect exchanges for cash that would result in the payment of an amount in excess of $5,000,000 in the aggregate over any 30 consecutive calendar day period; provided that such limit will not apply for more than 90 consecutive calendar days during any 12 calendar month period. Upon completion of the exchange of any exchangeable shares as described herein, the holder of exchangeable shares who has exchanged their exchangeable shares will have no further right, with respect to any exchangeable shares so exchanged, to receive any distributions on the exchangeable shares on or after the date on which such exchangeable shares are exchanged. For greater certainty, a tendering holder will, despite a notice of exchange being delivered, be entitled to receive any distributions on the exchangeable shares that have a record date or otherwise accrued prior to the date on which such notice of exchange is received.
Subject to the limitations on exchange as described above, in the event that a tendering holder of exchangeable shares has not received the number of Brookfield Class A Shares or its cash equivalent (the form of payment to be determined by Brookfield Corporation in its sole discretion) in satisfaction of the tendered exchangeable shares on or prior to the specified exchange date, then, pursuant to the Rights Agreement, the holder of the subject exchangeable shares, or the rights agent, on behalf of the holder of the subject exchangeable shares, will have the right to institute and maintain any suit, action or proceeding against Brookfield Corporation to enforce the obligations of Brookfield Corporation to exchange our exchangeable shares for Brookfield Class A Shares (or their cash equivalent) plus unpaid distributions. The Rights Agreement is available electronically on our SEDAR profile at www.sedar.com. For a further description of the Rights Agreement, see 10.C “Material Contracts — Rights Agreement” and Item 10.B “Memorandum and Bye-Laws — Rights Agreement” for a further description of the Rights Agreement.
No Fractional Shares. No fractional Brookfield Class A Shares will be issued or delivered upon exchange of exchangeable shares. In lieu of any fractional Brookfield Class A Shares to which the tendering holder of exchangeable shares would otherwise be entitled at Brookfield Corporation’s election, Brookfield Corporation will pay an amount in cash equal to the Brookfield Class A Share value on the trading day immediately preceding the applicable specified exchange date multiplied by such fraction of a Brookfield Class A Share.

Adjustments to Reflect Certain Capital Events. The exchange factor (which initially shall be one) is subject to adjustment in accordance with our company’s bye-laws to reflect certain capital events, including (i) if Brookfield Corporation declares or pays a dividend to its shareholders consisting wholly or partly of Brookfield Class A Shares or if or our company declares or pays a distribution to our shareholders consisting wholly or partly of exchangeable shares, in each case, without a corresponding dividend or distribution, as applicable, being paid by the other entity; (ii) if Brookfield Corporation or our company splits, subdivides, reverse-splits or combines its outstanding Brookfield Class A Shares or exchangeable shares, as applicable, without a corresponding event occurring at the other entity; (iii) if Brookfield Corporation or our company distributes any rights, options or warrants to all or substantially all holders of its Brookfield Class A Shares or exchangeable shares to convert into, exchange for or subscribe for or to purchase or to otherwise acquire Brookfield Class A Shares or exchangeable shares (or other securities or rights convertible into, exchangeable for or exercisable for Brookfield Class A Shares or exchangeable shares), as applicable, without a corresponding distribution of comparable rights, options or warrants by the other entity; (iv) if Brookfield Corporation effects a spin-off, unless a corresponding event (or a distribution/equivalent compensation) occurs at our company in respect of the exchangeable shares; (v) if Brookfield Corporation distributes to all or substantially all holders of Brookfield Class A Shares evidences of its indebtedness or assets (including securities), or rights, options or warrants to convert into, exchange for or subscribe for or to purchase or to otherwise acquire such securities but excluding all distributions where a comparable distribution (or the cash equivalent) is made by our company; or (vi) if Brookfield Corporation or one of its subsidiaries makes a payment in respect of a tender or exchange offer for the Brookfield Class A Shares (but excluding for all purposes any exchange or tender offer to exchange Brookfield Class A Shares for exchangeable shares or any other security economically equivalent to Brookfield Class A Shares), to the extent that the cash and value of any other consideration included in the payment per Brookfield Class A Share exceeds certain thresholds.
Redemption
Our board will have the right, subject to the prior written consent of Brookfield Corporation, as the sole holder of the class C shares, and upon sixty days’ prior written notice to holders of exchangeable shares, to redeem all of the then outstanding exchangeable shares at any time and for any reason, in its sole discretion and subject to applicable law, including without limitation following the occurrence of any of the following redemption events: (i) the total number of class A exchangeable shares outstanding decreases by 50% or more over any six-month period; (ii) the daily market value of the class A exchangeable shares (based on the closing price on the NYSE on each trading day) (A) is less than $250 million for more than six consecutive months or (B) decreases by 50% or more from its high over any three-month period; (iii) a person acquires 90% of the Brookfield Class A Shares in a take-over bid (as defined by applicable securities law); (iv) shareholders of Brookfield Corporation approve an acquisition of Brookfield Corporation by way of arrangement, amalgamation or similar transaction; (v) shareholders of Brookfield Corporation approve a restructuring or other reorganization of Brookfield Corporation or a liquidation, insolvency or winding-up of Brookfield Corporation is pending; (vi) there is a pending sale of all or substantially all of Brookfield Corporation’s assets; (vii) there is a change of law (whether by legislative, governmental or judicial action), administrative practice or interpretation, or a change in circumstances of our company and our shareholders, that may result in adverse tax consequences for our company or our shareholders; or (viii) our board, in its sole discretion, concludes that the holders of exchangeable shares are adversely impacted by a fact, change or other circumstance relating to our company. For greater certainty, shareholders do not have the ability to vote on such redemption and the board’s decision to redeem all of the then outstanding exchangeable shares will be final.
Upon any such redemption event, the holders of exchangeable shares shall be entitled to receive pursuant to such redemption one Brookfield Class A Share per exchangeable share held (subject to adjustment in the event of certain capital events by our company or Brookfield Corporation as described above in “— Exchange by Holder — Adjustments to Reflect Certain Capital Events”) or its cash equivalent based on the NYSE closing price of one Brookfield Class A Share on the trading day immediately preceding the announcement of such redemption plus all unpaid distributions, if any (the form of payment to be determined at the election of our company).

Notwithstanding the foregoing, upon any redemption event, Brookfield Corporation may elect to acquire all of the outstanding exchangeable shares in exchange for one Brookfield Class A Share per exchangeable share held (subject to adjustment in the event of certain capital events by our company or Brookfield Corporation as described above in “— Exchange by Holder — Adjustments to Reflect Certain Capital Events”) or its cash equivalent based on the NYSE closing price of one Brookfield Class A Share on the trading day immediately preceding the announcement of such redemption plus all unpaid distributions, if any (the form of payment to be determined at the election of Brookfield Corporation). Shareholders are not entitled to vote on Brookfield Corporation’s exercise of the overriding call right described in the preceding sentences.
Liquidation
Brookfield Corporation, as the sole holder of our class C shares, will have the right, subject to applicable law, to require our company to commence a liquidation of the company following the occurrence of certain events. See Item 10.B “Memorandum and Bye-Laws — Class C Shares — Liquidation” for more information.
Upon any liquidation, dissolution or winding up of our company or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, including whether substantially concurrent with the liquidation, dissolution or winding up of Brookfield Corporation or any other distribution of Brookfield Corporation’s assets among its shareholders for the purpose of winding up its affairs, and subject to the prior rights of holders of all classes and series of Senior Preferred Shares and any other class of shares of our company ranking in priority or ratably with the exchangeable shares and after the payment in full of any unpaid distributions, the holders of exchangeable shares shall be entitled to one Brookfield Class A Share per exchangeable share held (subject to adjustment in the event of certain capital events by our company or Brookfield Corporation as described above in “— Exchange by Holder — Adjustments to Reflect Certain Capital Events”) or its cash equivalent based on the NYSE closing price of one Brookfield Class A Share on the trading day immediately preceding announcement of such liquidation, dissolution or winding up (the form of payment to be determined at the election of our company). If, upon any such liquidation, dissolution or winding up, the assets of our company are insufficient to make such payment in full, then the assets of our company will be distributed among the holders of exchangeable shares and class B shares ratably in proportion to the full amounts to which they would otherwise be respectively entitled to receive.
Notwithstanding the foregoing, upon any liquidation, dissolution or winding up of our company, Brookfield Corporation may elect to acquire all but not less than all of the outstanding exchangeable shares for one Brookfield Class A Share per exchangeable share (subject to adjustment in the event of certain capital events by our company or Brookfield Corporation as described above in “— Exchange by Holder — Adjustments to Reflect Certain Capital Events”) plus all unpaid distributions, if any. The acquisition by Brookfield Corporation of all the outstanding exchangeable shares will occur on the day prior to the effective date of the liquidation, dissolution or winding up of our company. Shareholders are not entitled to vote on Brookfield Corporation’s exercise of the overriding call right described in the preceding sentences.
Book-Based System
The exchangeable shares may be represented in the form of one or more fully registered share certificates held by, or on behalf of, CDS or DTC, as applicable, as custodian of such certificates for the participants of CDS or DTC, registered in the name of CDS or DTC or their respective nominee, and registration of ownership and transfers of the exchangeable shares may be effected through the book-based system administered by CDS or DTC, as applicable.

Treatment of Exchangeable Shares in Connection with a Takeover Bid, Issuer Bid or Tender Offer
The exchangeable shares are not Brookfield Class A Shares and will not be treated as Brookfield Class A Shares for purposes of the application of applicable Canadian and U.S. rules relating to takeover bids, issuer bids and tender offers. Neither, Brookfield Class A Shares, the class A exchangeable shares or the class A-1 exchangeable shares are securities of the same class. As a result, holders of exchangeable shares will not be entitled to participate in an offer or bid made to acquire Brookfield Class A Shares, unless such offer is extended to holders of class A exchangeable shares and holders of the class A-1 exchangeable shares and holders of Brookfield Class A Shares will not be entitled to participate in an offer or bid made to acquire class A exchangeable shares or class A-1 exchangeable shares, unless such offer is extended to holders of Brookfield Class A Shares. In the event of a takeover bid for Brookfield Class A Shares, a holder of exchangeable shares who would like to participate would be required to first tender his or her exchangeable shares for exchange, in order to receive a Brookfield Class A Share, or the cash equivalent, at the election of Brookfield Corporation, pursuant to the exchange right. If an issuer tender offer or issuer bid is made for the Brookfield Class A Shares at a price in excess of the market price of the Brookfield Class A Shares and a comparable offer is not made for the exchangeable shares, then the exchange factor for the exchangeable shares may be adjusted. See “— Exchange by Holder — Adjustments to Reflect Certain Capital Events” above for more information on the circumstances in which adjustments may be made to the exchange factor.
Choice of Forum for Bermuda Act and U.S. Securities Act Claims
Pursuant to our bye-laws, unless we consent in writing to the selection of an alternative forum (and our company will always provide such consent with respect to the Superior Court of Justice of the Province of Ontario, Canada and appellate Courts thereof), the Supreme Court of Bermuda shall, to the fullest extent permitted by law, be the sole and exclusive forum for any dispute that arises concerning the Bermuda Act or out of or in connection with our bye-laws, including any question regarding the existence and scope of our bye-laws and/or whether there has been any breach of the Bermuda Act or our bye-laws by an officer or director (i.e., the Bermuda Forum Provision.) The Bermuda Forum Provision will not apply to any causes of action arising under the U.S. Securities Act or the U.S. Exchange Act. In addition, our bye-laws further provide that unless we consent in writing to the selection of an alternative forum, the federal courts of the United States shall be the sole and exclusive forum for resolving any complaint filed in the United States asserting a cause of action arising under the U.S. Securities Act (i.e., the U.S. Federal Forum Provision). Our bye-laws provide that any person or entity purchasing or otherwise acquiring any interest in our exchangeable shares is deemed to have notice of and consented to the Bermuda Forum Provision and the U.S. Federal Forum Provision; provided, however, that shareholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder. The Bermuda Forum Provision and the U.S. Federal Forum Provision in our bye-laws may impose additional litigation costs on shareholders in pursuing any such claims. Additionally, the forum selection clauses in our bye-laws may limit our shareholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit our shareholders. See Item 3.D “Risk Factors — Risks Relating to the Exchangeable Shares — Our bye-laws designate specific courts in Bermuda as the exclusive forum for certain litigation that may be initiated by our shareholders, which could limit our shareholders’ ability to obtain a desired judicial forum for disputes with us.”
Class B Shares
The following description of class B shares sets forth certain general terms and provisions of class B shares. This description is in all respects subject to and qualified in its entirety by reference to applicable law and the provisions of our company’s bye-laws. All of the outstanding class B shares are held, collectively, by the Class B Partners.

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
Distributions
The holders of class B shares will be entitled to the same distributions as the exchangeable shares as described above, and the class B shares rank pari passu with the exchangeable shares with respect to the payment of distributions (if, as and when made by our board). In the event a distribution is paid on the exchangeable shares, the board shall, subject to applicable law, contemporaneously pay an equivalent distribution on the class B shares.
Liquidation
Upon a liquidation, dissolution or winding-up of our company, holders of class B shares will be entitled to the same rights as holders of exchangeable shares described above and rank on parity with the exchangeable shares.
Restrictions on Transfer
The class B shares may only be held by the Class B Partners, a company controlled by one or more of the Partners or Brookfield. However, Brookfield does not currently have any intention to hold any class B shares.
Class C Shares
The following description of class C shares sets forth certain general terms and provisions of class C shares. This description is in all respects subject to and qualified in its entirety by reference to applicable law and the provisions of our company’s memorandum of association or bye-laws. All of the outstanding class C shares will be held by Brookfield Corporation.

Voting
Except as described below or as required by law, the holder of the class C shares shall be entitled to notice of, and to attend, any meetings of shareholders of the company, but shall not otherwise be entitled to vote at any such meetings. Under our memorandum of association and bye-laws, the holder of the class C shares will be entitled to consent to (a) any redemption of the class A exchangeable shares by our company; (b) any amendment to our memorandum of association or bye-laws, including, for greater certainty, the terms attached to the class A exchangeable shares, class A-1 exchangeable shares, the class B shares or any other shares ranking senior to the class C shares; (c) any merger or similar reorganization of the company (including a sale of all or substantially all of its assets); (d) a continuance to another jurisdiction of incorporation; or (e) the commencement of a voluntarily liquidation of our company.
Distributions
The holder of class C shares will be entitled to receive distributions as and when declared by our board subject to the prior rights of the holders of all classes and series of the Preferred Shares, class A exchangeable shares, class A-1 exchangeable shares, class B shares, and any other shares ranking senior to the class C shares with respect to priority in payment of distributions. The holder of our class C shares will be entitled to receive distributions if, as and when declared or authorized. Our board has adopted a policy that class C share distributions will be paid quarterly in an amount equal to our company’s distributable earnings (as determined by management of our company) after payment of distributions on the class A exchangeable shares, class A-1 exchangeable shares, class B shares and any other shares ranking senior to the class C shares and after reasonable provision for any other applicable obligations and commitments.
The class C shares will not be consolidated or split in the event of, and equally with, a share consolidation or stock split of the Brookfield Class A Shares unless the holder of class C shares agrees to such split or consolidation.

Liquidation
The holder of class C shares will have the right, subject to applicable law, to resolve that our company commence a voluntary liquidation of the company following the occurrence of any of the following events: (i) the total number of class A exchangeable shares outstanding decreases by 50% or more over any six-month period; (ii) the daily market value of the class A exchangeable shares (based on the closing price on each trading day) (A) is less than $250 million for more than six consecutive months or (B) decreases by 50% or more from its high over any three-month period; (iii) a person acquires 90% of the Brookfield Class A Shares in a take-over bid (as defined by applicable securities law); (iv) the shareholders of Brookfield Corporation approve a sale of all or substantially all of the assets of Brookfield Corporation or an acquisition of Brookfield Corporation by way of arrangement, amalgamation or similar transaction; (v) the shareholders of Brookfield Corporation approve a restructuring or other reorganization of Brookfield Corporation or the liquidation, dissolution or winding up of Brookfield Corporation, or any other distribution of Brookfield Corporation’s assets among its shareholders for the purpose of winding up its affairs, is pending; (vi) there is a change of law (whether by legislative, governmental or judicial action), administrative practice or interpretation, or a change in circumstances of our company and our shareholders, that may result in adverse tax consequences for our company or our shareholders; (vii) the holder, in good faith, concludes that it is materially adversely impacted by an external fact unrelated to the company, a change, or other circumstance relating to the company or Brookfield that was not known to it on the effective date of the special dividend; or (viii) on any day during the months of January and June commencing in 2022 and every year thereafter, more than 20% of the total number of the class A exchangeable shares outstanding are controlled by one person or group of persons acting jointly or in concert within the meaning of applicable securities laws; provided that, in the case of all circumstances other than (ii), the circumstance cannot be cured within a period of 30 days. The foregoing right will only be exercisable following the expiration of such cure period (or in the case of (ii), following the occurrence of the event) and shall expire (A) in the case of all circumstances other than (viii), on the 90th day thereafter, (B) in the case of (viii), on the 60th day thereafter, and (C) in the case of (viii), the right will only be exercisable in the event that more than 20% of the total number of class A exchangeable shares outstanding are controlled by one person or group of persons acting jointly and in concert within the meaning of applicable securities laws at the time such right is exercised. For greater certainty, no consent or resolution of the class A exchangeable shares, class B shares, or any other class of shares will be required in connection with the commencement of such liquidation by the holder of the class C shares.
Any liquidation of our company pursuant to the foregoing will be subject to no less than 60 days’ prior written notice of the date of liquidation being provided to holders of class A exchangeable shares.
Upon any liquidation, dissolution or winding up of our company, subject to the prior rights of holders of Preferred Shares and after the payment in full of the amount due to the holders of class A exchangeable shares and class B shares described in Item 10.B “Memorandum and Bye-Laws — Class A Exchangeable Shares and Class A-1 Exchangeable Shares and Class B Shares — Liquidation”, the remaining assets and property of our company will be distributed among the holders of class C shares.
Conversion of Tendered Class A Exchangeable Shares
Subject to applicable law, the holder of class C shares will be entitled, from time to time, to convert any exchangeable shares held by it or its subsidiaries into class C shares. The number of class C shares (which may include a fraction of a class C share) that will be received on conversion of any exchangeable share will be equal to the number obtained by dividing the fair market value of a class A exchangeable share or class A-1 exchangeable shares, as applicable, by the fair market value of a class C share, in each case as determined by the board, which we refer to as the conversion number. If the conversion number from time to time is not equal to one (1), then the conversion will include any necessary subdivision or consolidation necessary to convert the class A exchangeable shares or class A-1 exchangeable shares in the conversion number of class C shares.
Restrictions on Transfer
The class C shares may only be transferred within Brookfield.

Class A Junior Preferred Shares, Series 1 and Class A Junior Preferred Shares, Series 2
The following description of the Class A Junior Preferred Shares, Series 1 and Class A Junior Preferred Shares, Series 2 (the “Issued Class A Junior Preferred Shares”) sets forth certain general terms and provisions of the Issued Class A Junior Preferred Shares. This description is in all respects subject to and qualified in its entirety by reference to applicable law and the provisions of our memorandum of association, bye-laws or the respective certificate of designation. As of the date of this Form 20-F, there were 98,351,547 Class A Junior Preferred Shares, Series 1 and 2,108,733 Class A Junior Preferred Shares, Series 2 outstanding. For a full description of the designation, preferences and privileges, voting rights, relative, participating, optional and other special rights, and qualifications, limitations and restrictions of the Issued Class A Junior Preferred Shares, in addition to those set forth in our bye-laws, please refer to the certificates of designation for the Class A Junior Preferred Shares, Series 1 and the Class A Junior Preferred Shares, Series 2, copies of which are available on our website at https://bnre.brookfield.com and on our SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov.
Ranking
The Issued Class A Junior Preferred Shares rank, with respect to the payment of distributions and return of capital upon any liquidation, dissolution, winding up of our company or any other distribution of its assets among its shareholders for the purpose of winding up its affairs, on (a) parity with the Junior Preferred Shares of every other series, (b) junior to the Senior Preferred Shares, the class A exchangeable shares, the class A-1 exchangeable shares and the class B shares, and (c) senior to the class C shares and over any other shares ranking junior to the Issued Class A Junior Preferred Shares with respect to priority in payment of distributions and in return of capital upon any liquidation, dissolution, winding up of our company or any other distribution of its assets among its shareholders for the purpose of winding up its affairs.
Distributions
The holder of Issued Class A Junior Preferred Shares is entitled to receive, as and when declared by our board, an annual fixed cumulative preferential cash distribution of US$1.125 per Issued Class A Junior Preferred Share.
Voting
Except as otherwise expressly provided in the certification of designation, the bye-laws, or as required by law, the holder of Issued Class A Junior Preferred Shares is not entitled to receive notice of, to attend, or to vote at any meeting of our shareholders.
Redemption
Subject to the provisions of the Bermuda Act, the bye-laws, and to the rights, privileges, restrictions and conditions attaching to any other class or shares of our company ranking in priority to the Issued Class A Junior Preferred Shares, our company may, upon giving notice redeem the whole or from time to time any part of the then outstanding Issued Class A Junior Preferred Shares on payment for each share to be redeemed of a price of US$25.00 together with an amount equal to all accrued and unpaid distributions thereon up to but excluding the date fixed for redemption. In case a part only of the Issued Class A Junior Preferred Shares is at any time to be redeemed, the shares to be redeemed shall be selected by lot or in such other manner as determined, from time to time, by our board.

In any case of redemption of Issued Class A Junior Preferred Shares, our company shall not less than fifteen (15) days and not more than thirty (30) days prior to the date specified for redemption send a notice in writing of the intention of our company to redeem such Issued Class A Junior Preferred Shares to each holder of Issued Class A Junior Preferred Shares. Such notice shall set out the number of Issued Class A Junior Preferred Shares held by the person to whom it is addressed which are to be redeemed, the redemption price, the date specified for redemption and the place or places at which holders of Issued Class A Junior Preferred Shares may present and surrender such shares for redemption. From and after the date specified for redemption in any such notice of redemption, the Issued Class A Junior Preferred Shares called for redemption shall cease to be entitled to distributions or any other participation in the assets of our company and the holders thereof shall not be entitled to exercise any of their other rights as shareholders in respect thereof unless payment of the redemption price shall not be made upon presentation and surrender of the certificate(s) or notice of uncertificated securities, as applicable, representing such Issued Class A Junior Preferred Shares, in which case the rights of the holders shall remain unaffected.
Purchase for Cancelation
Subject to the provisions of the Bermuda Act and the bye-laws, our company may purchase for cancellation at any time all or from time to time any part of the outstanding Issued Class A Junior Preferred Shares by way of private contract or by invitation for tenders addressed to all the holders of Issued Class A Junior Preferred Shares then outstanding, at the lowest price or prices at which, in the opinion of the board, such shares are then obtainable but not exceeding a price per share equal to the then applicable redemption price, plus the costs of purchase.
Liquidation
Except as provided by the Bermuda Act and the current bye-laws of our company, upon any liquidation, dissolution, winding up of our company or any other distribution of its assets among its shareholders for the purpose of winding up its affairs, the holders of the Issued Class A Junior Preferred Shares shall be entitled to receive from the assets of our company a sum equal to US$25.00 for each Issued Class A Junior Preferred Share held by them respectively, plus an amount equal to all accrued and unpaid distributions thereon before any amount will be paid to or assets of our company distributed amongst the holders of any shares of our company ranking as to capital junior to the Issued Class A Junior Preferred Shares. After payment to the holders of the Issued Class A Junior Preferred Shares of the amounts so payable to them, they will not be entitled to share in any further distribution of the assets of our company.
Transfer Restrictions
The Issued Class A Junior Preferred Shares may not be transferred to any person other than to Brookfield Corporation or a person controlled by Brookfield Corporation.
Approval of Holders of Preferred Shares
Subject to the terms of the bye-laws and the Bermuda Act, rights conferred upon the holders of Issued Class A Junior Preferred Shares shall not be deemed to be varied by the creation or issue of further shares ranking pari passu therewith. The approval of the holders of the Issued Class A Junior Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Class A Junior Preferred Shares as a series or in respect of any other matter requiring the consent of the holders of the Junior Preferred Shares may be given in such manner as may then be required by Law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of the Issued Class A Junior Preferred Shares or passed by the affirmative vote of at least 66 2/3% of the votes cast at a meeting of the holders of the Junior Preferred Shares duly called for that purpose. On every poll taken at every meeting of the holders of the Issued Class A Junior Preferred Shares as a series, or at any joint meeting of the holders of two (2) or more series of Junior Preferred Shares, each holder of Issued Class A Junior Preferred Shares entitled to vote thereat shall have one vote in respect of each Issued Class A Junior Preferred Shares held.

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
The Senior Preferred Shares shall be entitled to a preference over the Junior Preferred Shares, the class A exchangeable shares, class A-1 exchangeable shares, the class B shares, the class C shares and any other shares ranking junior to the Senior Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of our company, whether voluntary or involuntary, or any other distribution of the assets of our company among our shareholders for the specific purpose of winding up our affairs.
So long as any Senior Preferred Shares are outstanding, our company will not, without the approval of the holder(s) of the Senior Preferred Shares make, pay or set apart for payment any distributions on any class A exchangeable shares, class A-1 exchangeable shares, class B shares, class C shares or Junior Preferred Shares or any other shares ranking behind the Senior Preferred Shares, or purchase or otherwise retire for value any such junior-ranking shares, unless in each case, all distributions on the Senior Preferred Shares and any other shares of our company ranking as to dividends prior to or on a parity with the Senior Preferred Shares are current and our company is not otherwise in default under the rights, privileges, restrictions and conditions attached to the Senior Preferred Shares and any other shares of our company ranking as to distributions prior to or on a parity with the Senior Preferred Shares.
The Junior Preferred Shares shall be entitled to a preference over the class C shares, and after the Senior Preferred Shares, the class A exchangeable shares, class A-1 exchangeable shares, the class B shares, and any other senior-ranking shares outstanding from time to time, with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of our company, whether voluntary or involuntary, or any other distribution of the assets of our company among our shareholders for the specific purpose of winding up our affairs.
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
Rights Agreement
Brookfield Corporation and our company have entered into the Rights Agreement with the rights agent pursuant to which Brookfield Corporation has agreed that Brookfield Corporation will satisfy, or will cause to be satisfied, the obligations pursuant to our bye-laws to exchange our exchangeable shares for Brookfield Class A Shares (or their cash equivalent) plus unpaid distributions. The Rights Agreement is available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR at www.sedar.com.
The Rights Agent and the Exchange Right
Pursuant to and subject to the terms and conditions set forth in our bye-laws and the Rights Agreement, holders of exchangeable shares may request to exchange all or a portion of their exchangeable shares with Brookfield Corporation for one Brookfield Class A Share per exchangeable share held (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of Brookfield Corporation) plus unpaid distributions, if any. See Item 10.B “Memorandum and Bye-Laws — Exchange by Holder”.
Upon receipt of a notice of exchange, Brookfield Corporation will, within ten (10) business days after the date that the notice of exchange is received by our transfer agent, which we refer to as the specified exchange date, deliver or cause to be delivered to the tendering holder of exchangeable shares, such Brookfield Class A Shares or the cash amount. Pursuant to the Rights Agreement, Brookfield Corporation has agreed that Brookfield Corporation will satisfy, or cause to be satisfied, the obligations pursuant to our bye-laws to exchange such subject exchangeable shares for Brookfield Class A Shares (or the cash amount) plus unpaid distributions.
However, for so long as there is not an effective registration statement with respect to the delivery of Brookfield Class A Shares in connection with the exchange right, Brookfield Corporation will not be able to effect exchanges for Brookfield Class A Shares and will not be required to effect exchanges for cash that would result in the payment of an amount in excess of $5,000,000 in the aggregate over any 30 consecutive calendar day period; provided that such limit will not apply for more than 90 consecutive calendar days during any 12 calendar month period. As a result, in these circumstances, holders of exchangeable shares may experience a delay in receiving cash on exercise of the exchange right.

The exchange right is a part of the terms of the exchangeable shares and may not be evidenced, transferred or assigned separate or apart from the exchangeable shares.
Satisfaction of Exchange Right
Our bye-laws provide that our company is required to deliver a notice, which we refer to as a company notice, to the rights agent and Brookfield Corporation on receipt of any notice of exchange. The company notice must set forth the identity of the tendering holder of exchangeable shares, the share amount and the cash amount for such subject exchangeable shares and any necessary wire transfer or other delivery instructions. The Rights Agreement provides that, following receipt of the company notice, Brookfield Corporation will deliver, or caused to be delivered, on or prior to the applicable specified exchange date with respect to any tendered exchangeable shares, the share amount or the cash amount.
Subject to the limitations described above, if Brookfield Corporation has failed to deliver, or failed to cause to be delivered, the share amount or cash amount on or prior to the specified exchange date, the holder of the subject exchangeable shares or the rights agent, on behalf of the holder of the subject exchangeable shares, without the consent of any holder of exchangeable shares, shall have the right pursuant to the Rights Agreement to institute and maintain any suit, action or proceeding against Brookfield Corporation in any court of competent jurisdiction to enforce, or otherwise act in respect of, the obligations of Brookfield Corporation to exchange our exchangeable shares for Brookfield Class A Shares (or their cash equivalent) plus unpaid distributions. The rights agent may engage one or more co-agents in connection with instituting or maintaining any such action.
Receipt of Subject Exchangeable Shares; Withholding
Holders of subject exchangeable shares will deliver such exchangeable shares free and clear of all liens, claims and encumbrances, and should any such liens, claims and encumbrances exist with respect to such subject exchangeable shares, the holder of such subject exchangeable shares will not be entitled to exercise its exchange rights with respect to such shares. Each holder of subject exchangeable shares will pay to Brookfield Corporation the amount of any tax withholding due upon the exchange of such shares and, in the event Brookfield Corporation elects to acquire some or all of the subject exchangeable shares in exchange for the cash amount, will authorize Brookfield Corporation to retain a portion of the cash amount to satisfy tax withholding obligations. If Brookfield Corporation elects to acquire some or all of the subject exchangeable shares in exchange for the share amount, Brookfield Corporation may elect to either satisfy the amount of any tax withholding by retaining Brookfield Class A Shares with a fair market value equal to the amount of such obligation, or satisfy such tax withholding obligation using amounts paid by Brookfield Corporation, which amounts will be treated as a loan by Brookfield Corporation to the holder of the subject exchangeable shares, in each case, unless the holder, at the holder’s election, has made arrangements to pay the amount of any such tax withholding.
Brookfield Class A Shares Record Date
Each former holder of subject exchangeable shares who receives the share amount will be deemed to have become the owner of the Brookfield Class A Shares as of the date upon which such subject exchangeable shares are duly surrendered.
Termination or Amendment
The Rights Agreement has a perpetual term and will terminate automatically on the earlier of such time as (i) no exchangeable shares (or securities or rights convertible into or exchangeable for or carrying rights to acquire exchangeable shares) are held by any person other than Brookfield and (ii) an amendment to the terms of the exchangeable shares that eliminates the right of the holders to exchange the exchangeable shares for Brookfield Class A Shares or its cash equivalent (plus unpaid distributions).

Brookfield Corporation may not materially amend, modify, or alter the Rights Agreement or repeal, terminate or waive any rights under the Rights Agreement, without approval by (a) the holders of the exchangeable shares not held by Brookfield and the holders of the class B shares, each voting as a class (with an approval threshold of a majority of the votes cast by each class) and (b) the board of directors of Brookfield Corporation.
Comparison of the Rights of Holders of Class A Exchangeable Shares and Brookfield Class A Shares
The rights of holders of Brookfield Class A Shares, are governed by the OBCA and Brookfield Corporation’s articles of amalgamation and by-laws. The rights of holders the class A exchangeable shares are governed by Bermuda law, its memorandum of association and bye-laws.
The following comparison is a summary of certain material differences between the rights of holders of class A exchangeable shares and holders of the Brookfield Class A Shares under the governing documents of our company and Brookfield Corporation, respectively, and the applicable laws noted above. The following summary is qualified in its entirety by reference to the relevant provisions of (i) the Bermuda Act, (ii) the OBCA, (iii) our company’s memorandum of association and bye-laws, and (iv) the articles and by-laws of Brookfield Corporation.
This section does not include a complete description of all of the differences between the rights of holders of class A exchangeable shares and holders of the Brookfield Class A Shares, nor does it include a complete description of the specific rights of such holders. Furthermore, the identification of some of the differences in the rights of such holders is not intended to indicate that other differences that may be equally important do not exist. You are urged to read carefully the relevant provisions of Bermuda law and Ontario law, as well as the governing documents of each of our company and Brookfield Corporation, each as amended, restated, supplemented or otherwise modified from time to time, copies of which are available, without charge, to any person and are available on the SEC website at www.sec.gov or on SEDAR at www.sedar.com.
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
Shareholder Resolution Approvals
Under the OBCA, the vote of shareholders required to pass a resolution is typically a majority or two-thirds of the votes cast on the resolution, depending upon the action being voted upon. A “special resolution” is a resolution passed by not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution, or that is signed by all the shareholders entitled to vote on that resolution. Matters requiring approval by special resolution include most amendments to the articles, approval of an amalgamation agreement, authorizing continuance in another jurisdiction, authorizing the sale, lease or exchange of all or substantially all of the corporation’s assets except in the ordinary course of business, authorizing the voluntary liquidation and dissolution of the corporation, authorizing a reduction of stated capital in certain cases, and authorizing approval of additions to the stated capital. Matters requiring approval by a majority of the votes cast include confirmation, rejection or amendment of by-laws, and removal of directors. Only a single vote in favor is required to vote for the election of directors or auditors in an uncontested situation (but subject to the terms of any majority voting policy in respect of director elections).

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
Our company’s bye-laws provide that any alteration of its memorandum of association and bye-laws, including any variation in the terms attached to any class of shares, or an amalgamation or merger (other than with a wholly-owned subsidiary) is subject to the approval by a majority of the votes cast on the resolution (instead of two-thirds as would generally be required under the OBCA). Our bye-laws further provide that, Brookfield Corporation, as the sole holder of our class C shares, is entitled to consent to resolutions relating to a number of fundamental matters and will have the right, subject to applicable law, to require us to commence a members’ voluntary liquidation of our company following the occurrence of certain events. For greater certainty, no consent or resolution of the class A exchangeable shares, class B shares, or any other class of shares will be required in connection with the commencement of such members’ voluntary liquidation by the holder of the class C shares.
Under our company’s bye-laws, in addition to the approval by the board of directors, and consistent with Brookfield Corporation, any matter requiring the approval of holders of shares (excluding those matters that only require approval of our company’s class C shareholder) must be approved by a majority or, where a higher threshold is specified under applicable law, the higher percentage of the votes cast by holders of the class A exchangeable shares who vote in respect of the resolution; and by a majority or, where a higher threshold is specified under applicable law, the higher percentage of the votes cast by holders of class B shares who vote in respect of the resolution.
Further, like Brookfield Corporation, with respect to the election of directors, our company’s bye-laws provide for cumulative voting and our company has adopted a majority voting policy consistent with TSX requirements. See “— Cumulative Voting” below.
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
Authority to Issue Shares
The OBCA requires that any maximum number of shares which a corporation has the authority to issue be specified in its articles. Brookfield Corporation is currently authorized to issue an unlimited number of Brookfield Class A Shares and preference shares, and 85,120 Brookfield Class B Shares.
The Bermuda Act requires that the amount of shares that a company has authority to issue must be stated and specified in its memorandum of association. Under our bye-laws, we are authorized to issue 1,000,000,000 class A exchangeable shares, 500,000,000 class A-1 exchangeable shares, 500,000 class B shares, 1,000,000,000 class C shares, 1,000,000,000 Class C Junior Preferred Shares (issuable in series), 1,000,000,000 Class D Junior Preferred Shares (issuable in series), 100,000,000 Class A Senior Preferred Shares (issuable in series), and 100,000,000 Class B Senior Preferred Shares (issuable in series).
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
Brookfield Corporation’s articles provide that the number of directors must be 16.

Our company’s bye-laws provide that the board is set at a minimum of four (4) members and a maximum of sixteen (16) members or such number in excess thereof as the shareholders may determine, with (i) at least two directors being local residents of Bermuda, (ii) no more than three directors being resident in any one other country (aside from Bermuda), (iii) no more than two directors elected by holders of class A exchangeable shares being resident in any other one country (aside from Bermuda), and (iv) no more than two directors elected by holders of class B shares being resident in any one other country (aside from Bermuda), provided that the board may, at its discretion, increase or decrease the residency requirements. In addition, our company’s bye-laws provide that, with respect to the directors elected by holders of class A exchangeable shares, no director or employee of Brookfield Corporation will be eligible to serve. Our company’s bye-laws may be amended to change the number of directors with the approval of a majority of the votes cast by holders of class A exchangeable shares and a majority of the votes cast by the class B shares, in each case who vote in respect of the amendment.
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
Under our company’s bye-laws, similar to Brookfield Corporation, no director term limits have been fixed. In addition, a majority voting policy consistent with TSX requirements has been adopted.
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

Cumulative Voting
Under the OBCA, cumulative voting is only permitted in the election of directors if the articles provide for it, and cumulative voting is provided for in Brookfield Corporation’s articles. As a result, each holder of Brookfield Class A Shares has the right to cast a number of votes equal to the number of votes attached to the Brookfield Class A Shares held by the holder, multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the shareholder in the election of directors.
Bermuda law does not expressly provide for cumulative voting on any matter. However, consistent with Brookfield Corporation, Our company’s bye-laws provide for cumulative voting. Accordingly, our company’s bye-laws provide that each holder of shares of a class or series of shares of our company entitled to vote in an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder in the election of directors. A holder may cast all such votes in favor of one candidate or distribute such votes among its candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted.
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
Reorganizations, Amalgamations/Mergers and Extraordinary Transactions
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
Brookfield Corporation’s articles do not contain any restriction on the transfer of shares. However, the sole holder of the Brookfield Class B Shares is a party to a trust agreement in which it has agreed not to sell any of its Brookfield Class B Shares, directly or indirectly, pursuant to a takeover bid, unless a concurrent bid is made to all holders of Brookfield Class A Shares. The concurrent offer must be: (i) for the same percentage of Brookfield Class A Shares as the percentage of Brookfield Class B Shares offered to be purchased from the holder; and (ii) the same in all material respects as the offer for the Brookfield Class B Shares. Among other things, the trust agreement permits: (i) a sale by the sole holder of Brookfield Class B Shares at a price per share less than 115% of the market price of Brookfield Class A Shares and as part of a transaction involving not more than five persons in the aggregate; and (ii) a direct or indirect sale of shares of the sole holder of Brookfield Class B Shares to a purchaser who is or will become a shareholder of that holder and will not hold more than 20% of that holder’s outstanding shares as a result of the transaction.
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
1.Amended and Restated Rights Agreement dated March 21, 2023 between Brookfield Corporation, our company and the rights agent described below.
2.Agreement and Plan of Merger dated February 8, 2023 between our company, BNRE Merger Sub Ltd. and Argo Group.
3.Amended and Restated Support Agreement dated March 21, 2023 between our company and Brookfield Corporation, described below.
4.Amended and Restated Administration Agreement dated August 5, 2022 between our company and Brookfield Corporation described below.
5.Trademark Sublicense Agreement dated June 28, 2021 between our company and Brookfield Corporation, described below.
6.Credit Agreement dated June 28, 2021 between our company, as lender, and Brookfield US Holdings Inc. and Brookfield International Holdings Inc., as lenders, and BAM Re Holdings Ltd., NER SPC, NER Ltd. and BAC, as borrowers, as amended, described below.
7.Equity Commitment Agreement dated June 28, 2021 between our company and Brookfield Corporation, described below.
8.AEL Investment Agreement, dated as of October 17, 2020, between Brookfield Corporation, AEL Holdings and Burgundy Acquisitions I Ltd., described in Item 4.A “History and Development of the Company — Recent Developments — AEILIC Strategic Partnership”.
9.Amendment to AEL Investment Agreement, dated June 10, 2021, between Brookfield Corporation, our company, NER SPC and AEL Holdings, described in Item 4.A “History and Development of the Company — Recent Developments — AEILIC Strategic Partnership”.
10.Assignment Agreement, Consent and Waiver in Anticipation of Regulatory Form A Filing, dated as of February 28, 2021, between Brookfield Corporation, Burgundy Acquisitions I Ltd., our company, NER SPC, and AEL Holdings, described in Item “Our Business — Recent Developments — AEL Investment Agreement and Assignment Agreement”.
Copies of the agreements noted above will be provided, free of charge, by our company and are available electronically on our EDGAR profile at www.sec.gov and on our SEDAR profile at www.sedar.com. Written requests for such documents should be directed to our Corporate Secretary at Ideation House, First Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda, Tel: +1 (441)-405-7811. The following is a summary of the principal terms of some of our material contracts:
Support Agreement
Our company entered into the Amended and Restated Support Agreement with Brookfield Corporation dated March 21, 2023 (the “Support Agreement”), pursuant to which Brookfield Corporation has agreed to support the economic equivalence of the exchangeable shares and Brookfield Class A Shares for so long as exchangeable shares not owned by Brookfield are outstanding and there has not been an amendment to the exchange feature by agreeing to, among other things, take all actions reasonably necessary to enable our company to pay quarterly distributions, the liquidation amount or the amount payable on a redemption of exchangeable shares, as the case may be.

In addition to the Investment Management Agreements that are in place under the Support Agreement, we have agreed that for so long as the Support Agreement is in place, and subject to any applicable regulatory rules and requirements, we are expected to, from time to time, appoint Brookfield as investment manager and not appoint any other person to provide any investment management services to us without the prior consent of Brookfield. Brookfield Corporation has also agreed that it will, or will cause the appropriate Brookfield entity, to accept such appointment. For more information, see “— Investment Management Agreements” below for the terms of the Investment Management Agreements.
Rights Agreement
The rights agent, our company, and Brookfield Corporation entered into the Amended and Restated Rights Agreement dated March 21, 2023 (the “Rights Agreement”), pursuant to which Brookfield Corporation has agreed that on the applicable specified exchange date with respect to any exchangeable shares submitted for exchange, Brookfield Corporation will satisfy, or cause to be satisfied, the obligations pursuant to our bye-laws to exchange such subject exchangeable shares for Brookfield Class A Shares or its cash equivalent plus any unpaid distributions. For more information, see Item 10.B “Memorandum and Bye-Laws — Rights Agreement”.
The Administration Agreement
Brookfield Corporation provides administrative services to our company on a cost recovery basis under the Amended and Restated Administration Agreement dated August 5, 2022. The following is a summary of certain provisions of the Administration Agreement and is qualified in its entirety by reference to all of the provisions of the agreement. Because this description is only a summary of the Administration Agreement, it does not necessarily contain all of the information that you may find useful. We therefore urge you to review the Administration Agreement in its entirety. The Administration Agreement is available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR at www.sedar.com.
General
Pursuant to the Administration Agreement, Brookfield Corporation provides, or cause to be provided, if and as requested by our company, and in each case, subject to the overriding supervision and direction of our board:
•our company’s Chief Executive Officer, Chief Financial Officer and Chief Investment Officer, as approved by our board from time to time; and
•certain administrative and other support services as may from time to time be agreed in writing by our company and Brookfield Corporation, which may include assisting our Chief Executive Officer, Chief Financial Officer and Chief Investment Officer with the standard functions of a public company, such as financial reporting, investor relations, human resources, information technology, compliance, shareholder correspondence, and ongoing disclosure obligations.
Brookfield Corporation has agreed to provide these services to our company on a cost-recovery basis.
Our company’s Chief Executive Officer, Chief Financial Officer and Chief Investment Officer are executives of Brookfield Corporation and whose services are provided to our company pursuant to the Administration Agreement. The Chief Executive Officer, Chief Financial Officer and Chief Investment Officer cannot be changed by Brookfield Corporation without our company’s prior approval. The individuals serving as Chief Executive Officer, Chief Financial Officer and Chief Investment Officer each continue to have roles at Brookfield Corporation and spend a portion of their time on services provided to our company, and our company will reimburse Brookfield Corporation for the annual cash compensation paid to them (not including the costs associated with any equity compensation or long term incentive compensation received by them) that is proportionate to the time they have spent serving as executives of our company.

The Administration Agreement contains an acknowledgement that Brookfield Corporation (including the individuals serving as Chief Executive Officer, Chief Financial Officer and Chief Investment Officer during the portion of time they act on behalf of Brookfield Corporation) may engage in other businesses that may be similar to or in competition with our company’s affairs. In the event of a conflict that results in the provision of services under the Administration Agreement being impracticable, Brookfield Corporation will provide our company with written notice of the conflict and our company will be entitled to retain one or more third parties to perform the administrative services to which the conflict relates.
Termination
The term of the Administration Agreement will continue in perpetuity, provided that the Administration Agreement or any of the services thereunder may be terminated by mutual consent of our company and Brookfield Corporation. Our company may also terminate the Administration Agreement at any time in the event of a material breach or material default of Brookfield Corporation’s obligations under the Administration Agreement not cured within 60 days of receiving written notice of the breach or default, or upon not less than 30 days’ written notice to Brookfield Corporation in the event of insolvency of Brookfield Corporation, in all cases without payment of any termination fees. Brookfield Corporation has the right to terminate the Administration Agreement upon not less than 90 days’ prior written notice to our company in the event of a material breach or material default of our company’s obligations under the Administration Agreement not cured within 60 days of receiving written notice of the breach or default, or upon not less than 30 days’ written notice to our company in the event of insolvency of our company, in all cases without payment of any termination fees.
Investment Management Agreements
We have entered into investment management agreements (the “Investment Management Agreements”) appointing Brookfield as the investment manager of certain of our assets and accounts, including assets backing the liabilities assumed by us under our insurance and reinsurance arrangements, and any assets held as surplus. Depending on the structure of the reinsurance arrangement, Brookfield may enter into such Investment Management Agreements with us or directly with the ceding company that is our counterparty to such reinsurance arrangements.
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
Generally, Brookfield, as investment manager, will receive an asset management fee based on invested assets in the relevant Account for the services provided under the Investment Management Agreements. The Investment Management Agreements permit Brookfield to engage sub-advisors (including sub-advisors that are affiliates or related parties of Brookfield) to provide sub-advisory services with respect to some or all of the assets of the Account. Sub-advisors under the Investment Management Agreements will typically receive an asset management fee based on invested assets and incentive fees for their services pursuant to the relevant sub-advisory agreement. In addition, typically the Account will bear and be charged for, directly or indirectly, the costs and expenses relating to the Investment Management Agreements and sub-advisory agreements, including the costs and expenses relating to the investment activities performed thereunder.

In all cases, Brookfield will seek to ensure that the agreements are in the best interests of our company, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances. In making these determinations, Brookfield will take into account such factors that it deems relevant, which will include the potential benefits and synergies of transacting with a Brookfield-related party. Brookfield may take its own interests (or the interests of other Brookfield Accounts or businesses) into account in considering and making determinations regarding these matters. Unless Brookfield determines otherwise, fees or other financial incentives paid to the relevant company will not offset or otherwise reduce the management fee or other compensation paid to Brookfield, will not otherwise be shared with us.
There can be no assurance that the terms of any such agreement will be executed on an arm’s length basis, be as favorable to us as otherwise would be the case if the counterparty were not related to Brookfield, be benchmarked in any particular manner, or be the same as those that other Brookfield Accounts receive from the applicable counterparty. In some circumstances, we may receive better terms than from an independent counterparty. In other cases, these terms may be worse. While these agreements raise potential conflicts of interest, Brookfield believes that our access to Brookfield Accounts and their portfolio companies, as well as to Brookfield related parties and companies in which Brookfield has an interest enhances our, Brookfield Accounts’ and portfolio companies’ capabilities, is an integral part of our operations and will provide benefits to us, Brookfield Accounts and portfolio companies that would not exist but for our affiliation with Brookfield.
All such agreements described in this section are expected to be entered into in the ordinary course without obtaining consent of our independent directors or shareholders, or of investors in other Brookfield Accounts, and such arrangements will not impact the management fee payable to Brookfield or any fee for affiliate services payable to Brookfield or a Brookfield Account (i.e., the portfolio companies will be free to transact in the ordinary course of their businesses without limitations, including by charging their ordinary rates for the relevant services or products).
Equity Commitment
Brookfield Corporation has provided our company an equity commitment in the amount of $2 billion to fund future growth, which we may draw on from time to time (the “Equity Commitment”), pursuant to the equity commitment agreement entered into on June 28, 2021 (the “Equity Commitment Agreement”). The Equity Commitment may be called by our company in exchange for the issuance of a number of class C shares or Junior Preferred Shares, as the case may be, to Brookfield Corporation, corresponding to the amount of the Equity Commitment called divided (i) in the case of a subscription for class C shares, for an amount equal to the fair market value of the class C shares as determined by our company, acting reasonably, and accepted by Brookfield Corporation, and (ii) in the case of a subscription for Junior Preferred Shares, $25.00. The Equity Commitment will be available in minimum amounts of $10 million and the amount available under the Equity Commitment will be reduced permanently by the amount so called. Before funds may be called on the Equity Commitment, a number of conditions precedent must be met, including that (i) the Support Agreement is in effect and there is no material breach by the company thereunder; (ii) the company shall have provided notice of a draw down on the Equity Commitment to Brookfield Corporation; and (iii) the board of the company shall have (a) authorized the issuance of the class C shares or Junior Preferred Shares, as the case may be, (b) if applicable, determined the value of the class C shares, (c) if applicable, created the Junior Preferred Shares to be issued, and (d) determined that the class C shares or Junior Preferred Shares to be issued will be fully paid and non-assessable.
The rationale for the Equity Commitment is to provide our company with access to equity capital on an as-needed basis to fund growth and to maximize our flexibility. As discussed below, our company has also entered into a Credit Agreement with Brookfield Corporation for purposes of providing our company with access to debt financing on an as-needed basis and to maximize our flexibility. Our company may also establish credit facilities with one or more financial institutions on an arm’s length basis from time to time. See Item 3.D “Risk Factors – Risks Relating to our Company – We will require significant capital in order to continue to fund the growth of our business”.

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
Licensing Agreement
Our company and Brookfield Corporation entered into a trademark sublicense agreement (the “Licensing Agreement”), dated June 28, 2021. Pursuant to the Licensing Agreement, Brookfield Corporation will grant a non-exclusive, royalty-free sub-license to use the name “Brookfield” and the Brookfield logo. Other than under this limited license, we will not have a legal right to the “Brookfield” name and the Brookfield logo on a global basis.
The Licensing Agreement may be terminated by Brookfield Corporation upon thirty (30) days’ prior written notice if our company defaults in the performance of any material term, condition or agreement contained in the agreement and the default continues for a period of thirty (30) days after written notice of termination of the breach is given to Brookfield Corporation. Brookfield Corporation may also terminate the Licensing Agreement upon thirty (30) days’ prior written notice of termination if any of the following occurs:
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
•banks and other financial institutions;
•real estate investment trusts and regulated investment companies;
•traders in securities who elect to apply a mark-to-market method of accounting;
•tax-exempt organizations or governmental organizations;
•insurance companies;
•dealers or brokers in securities;
•individual retirement and other tax-deferred accounts;
•persons whose functional currency is not the U.S. dollar;
•U.S. expatriates and former citizens or long-term residents of the United States;
•passive foreign investment companies, controlled foreign corporations, or corporations that accumulate earnings to avoid U.S. federal income tax;
•persons subject to the alternative minimum tax;
•persons who own (directly, indirectly, or constructively) 10% or more of the total voting power of all classes of shares entitled to vote or of the total value of all classes of shares of either of our company or Brookfield Corporation;
•persons who hold their class A exchangeable shares (or Brookfield Class A Shares received pursuant to the exercise of the exchange right) as part of a straddle, hedging, conversion, constructive sale, wash sale, or other integrated or similar transaction;
•partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes (and investors therein);
•persons who are subject to special tax accounting rules under Section 451(b) of the Code; and

•persons who received their class A exchangeable shares through the exercise of employee stock options or otherwise as compensation or through tax-qualified retirement plans.
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
If a partnership, including for this purpose any arrangement or entity that is treated as a partnership for U.S. federal income tax purposes, holds class A exchangeable shares (or Brookfield Class A Shares received pursuant to the exercise of the exchange right), the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Holders that are partnerships for U.S. federal income tax purposes and the partners in such partnerships are urged to consult their tax advisers regarding the U.S. federal income tax consequences of the ownership and disposition of such shares.
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
This discussion is for informational purposes only and is not tax advice. No statutory, judicial, or administrative authority directly addresses the treatment of a security similar to the class A exchangeable shares for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of class A exchangeable shares are uncertain. Holders of class A exchangeable shares are urged to consult their tax advisers regarding the U.S. federal income tax consequences to them of the ownership and disposition of class A exchangeable shares in light of their particular circumstances, as well as any tax consequences arising under the U.S. federal tax laws other than those pertaining to income tax, including estate or gift tax laws, or under any state, local, or non-U.S. tax laws or any applicable income tax treaty.
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

For example, the IRS or a court might characterize the class A exchangeable shares as Brookfield Class A Shares. In such case, the U.S. federal income tax consequences to U.S. Holders could differ materially from the consequences described below under the heading “Taxation of U.S. Holders — U.S. Federal Income Tax Consequences of the Ownership and Disposition of Class A Exchangeable Shares”. Among other things, the tax treatment of distributions on shares could be different. Distributions on the Brookfield Class A Shares generally are expected to be reported as dividends, based on our understanding that Brookfield Corporation currently does not, and does not intend to, calculate its earnings and profits under U.S. federal income tax principles. Our company, on the other hand, currently calculates its earnings and profits under U.S. federal income tax principles. Based on these calculations, we do not believe that our company has any accumulated earnings and profits as of the date hereof, nor do we expect it to have earnings and profits for the current taxable year or in the foreseeable future. Distributions on class A exchangeable shares are therefore generally expected to be treated as a recovery of tax basis or as capital gain, instead of dividend income, subject to certain conditions. See the discussion below under the headings “— Taxation of U.S. Holders — U.S. Federal Income Tax Consequences of the Ownership and Disposition of Class A Exchangeable Shares — Distributions on Class A Exchangeable Shares” and “— Taxation of U.S. Holders — U.S. Federal Income Tax Consequences of the Ownership and Disposition of Brookfield Class A Shares Received Pursuant to the Exercise of the Exchange Right — Distributions on Brookfield Class A Shares”. In addition, if the class A exchangeable shares were treated as Brookfield Class A Shares for U.S. federal income tax purposes, then the receipt of Brookfield Class A Shares pursuant to the exercise of the exchange right might qualify for tax-free treatment.
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
Dividends received by individuals and other non-corporate U.S. Holders of class A exchangeable shares readily tradable on the NYSE generally will be “qualified dividend income” subject to tax at preferential rates applicable to long-term capital gains, provided that such holders meet certain holding period and other requirements and our company is not treated as a PFIC for the taxable year in which the dividend is paid or for the preceding taxable year. Dividends on class A exchangeable shares generally will not be eligible for the dividends-received deduction allowed to corporations. Each U.S. Holder is urged to consult a tax adviser regarding the application of the relevant rules in light of the holder’s particular circumstances.

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
Sale, Exchange, Redemption, or Other Disposition of Class A Exchangeable Shares
Subject to the discussion below under the headings “— Passive Foreign Investment Company Considerations”, “— Related Person Insurance Income”, and “— Application of Section 1248 of the Code”, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange (including pursuant to the U.S. Holder’s exercise of the exchange right), redemption (other than a redemption that is treated as a distribution, as described in the following paragraph), or other taxable disposition of the class A exchangeable shares (including pursuant to Brookfield Corporation’s exercise of its overriding call right) equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in the class A exchangeable shares so disposed. The amount realized will equal the amount of cash, if any, plus the fair market value of any property received (such as Brookfield Class A Shares received upon the U.S. Holder’s exercise of the exchange right or pursuant to Brookfield Corporation’s exercise of its overriding call right). Any such capital gain or loss will be long-term capital gain or loss if the holder’s holding period for the class A exchangeable shares exceeds one year at the time of disposition. Gain or loss, as well as the holding period for the class A exchangeable shares, will be determined separately for each block of class A exchangeable shares (that is, shares acquired at the same cost in a single transaction) sold or otherwise subject to a taxable disposition. Gain or loss recognized by a U.S. Holder generally will be treated as U.S.-source gain or loss for foreign tax credit limitation purposes. Long-term capital gains of non-corporate U.S. Holders generally are taxed at preferential rates. The deductibility of capital losses is subject to limitations. A U.S. Holder receiving Brookfield Class A Shares pursuant to the holder’s exercise of the exchange right or pursuant to Brookfield Corporation’s exercise of its overriding call right will have a tax basis in such Brookfield Class A Shares equal to their fair market value at the time of the disposition, and the holding period for such shares will begin on the following day.
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

For a general discussion of the tax consequences to a U.S. Holder of owning and disposing of Brookfield Class A Shares received in exchange for class A exchangeable shares pursuant to the U.S. Holder’s exercise of the exchange right or pursuant to Brookfield Corporation’s exercise of its overriding call right, see the discussion below under the heading “— U.S. Federal Income Tax Consequences of the Ownership and Disposition of Brookfield Class A Shares Received Pursuant to the Exercise of the Exchange Right”.
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
In lieu of making a QEF Election, if our company is a PFIC for any taxable year and the class A exchangeable shares are treated as “marketable stock” in such year, then a U.S. Holder may avoid the unfavorable rules described above by making a mark-to-market election with respect to the holder’s class A exchangeable shares. The class A exchangeable shares will be marketable if they are regularly traded on certain qualified exchanges, including the NYSE. For these purposes, the class A exchangeable shares generally will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. There can be no assurance that trading in the class A exchangeable shares will be sufficiently regular for the shares to qualify as marketable stock. Moreover, we generally do not expect the mark-to-market election to be available with respect to any non-U.S. subsidiary classified as a PFIC. In general, if a U.S. Holder were to make a timely and effective mark-to-market election, the holder would include as ordinary income each year the excess, if any, of the fair market value of the holder’s class A exchangeable shares at the end of the taxable year over its adjusted basis in class A exchangeable shares. Any gain recognized by such holder on the sale or other disposition of class A exchangeable shares would be ordinary income, and any loss would be an ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market election and, thereafter, a capital loss.
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
The IRS has issued proposed Treasury Regulations providing guidance on certain aspects of the determination of RPII, including RPII arising from insurance coverage of a person related to a U.S. shareholder of a RPII CFC, as well as certain “cross-insurance” arrangements. Although we continue to evaluate the implications of the proposed regulations, we do not expect the proposed regulations, if finalized as proposed, to cause U.S. Holders to be treated as earning RPII.
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
The RPII provisions are complex, and regulations interpreting the RPII provisions of the Code exist only in proposed form. Thus, the application of the RPII rules to a U.S. person who owns shares of a holding corporation, such as a U.S. Holder owning class A exchangeable shares of our company, is uncertain. In addition, any U.S. Holder who owns or is deemed to own 10% or more of either the total voting power or total value of all classes of stock of our company generally will be subject to additional rules under the complex regime for taxing U.S. shareholders of controlled foreign corporations generally. These additional rules are not addressed in this summary. U.S. Holders are urged to consult their tax advisers regarding the application of the foregoing rules, including the proposed Treasury Regulations, to their ownership and disposition of class A exchangeable shares, as well as any information reporting requirements on IRS Form 5471 (disclosing certain information regarding direct or constructive ownership of a non-U.S. insurance subsidiary) or other applicable IRS form.
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
Subject to the discussion below under the heading “— Passive Foreign Investment Company Considerations”, a U.S. Holder who receives distributions on Brookfield Class A Shares generally will be subject to U.S. federal income tax consequences substantially similar to those described above under the heading “U.S. Federal Income Tax Consequences of the Ownership and Disposition of Class A Exchangeable Shares — Distributions on Class A Exchangeable Shares”. However, our company understands that Brookfield Corporation currently does not, and does not intend to, calculate its earnings and profits under U.S. federal income tax principles. Therefore, U.S. Holders should expect each distribution generally to be reported as a dividend for U.S. federal income tax purposes, even if that distribution would otherwise be treated as a recovery of basis or as capital gain under the rules described above.
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
Passive Foreign Investment Company Considerations
If Brookfield Corporation were a PFIC for any taxable year during a U.S. Holder’s holding period for Brookfield Class A Shares, then the holder generally would be subject to U.S. federal income tax consequences substantially similar to those described above under the heading “— U.S. Federal Income Tax Consequences of the Ownership and Disposition of Class A Exchangeable Shares — Passive Foreign Investment Company Considerations”.
Our company understands that, based on the current and anticipated composition of the income, assets, and operations of Brookfield Corporation and its subsidiaries, Brookfield Corporation does not believe that it will be a PFIC for U.S. federal income tax purposes for the current taxable year or for future taxable years. However, the application of the PFIC rules is subject to uncertainty in several respects, and a separate determination must be made after the close of each taxable year as to whether Brookfield Corporation is a PFIC for that year. Changes in the composition of Brookfield Corporation’s income or assets may cause Brookfield Corporation to become a PFIC. Accordingly, there can be no assurance that Brookfield Corporation will not be a PFIC for any taxable year.
As discussed above under the heading “— U.S. Federal Income Tax Consequences of the Ownership and Disposition of Class A Exchangeable Shares — Passive Foreign Investment Company Considerations”, certain elections may be available to mitigate the adverse tax consequences of PFIC status. However, a U.S. Holder may make a QEF Election with respect to Brookfield Class A Shares only if Brookfield Corporation furnishes certain tax information to U.S. Holders annually, and there can be no assurance that such information will be provided. In lieu of making a QEF Election, if Brookfield Corporation is a PFIC for any taxable year and the Brookfield Class A Shares are treated as “marketable stock” in such year, then a U.S. Holder may avoid the unfavorable rules described above by making a mark-to-market election with respect to the holder’s Brookfield Class A Shares. The Brookfield Class A Shares will be marketable if they are regularly traded on certain qualified exchanges, including the NYSE. However, there can be no assurance that trading in the Brookfield Class A Shares will be sufficiently regular for the shares to qualify as marketable stock. Moreover, the mark-to-market election generally is not expected to be available with respect to any non-U.S. subsidiary of Brookfield Corporation classified as a PFIC.

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
THE FOREGOING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. THE TAX MATTERS RELATING TO OUR COMPANY, BROOKFIELD CORPORATION, AND HOLDERS OF CLASS A EXCHANGEABLE SHARES AND BROOKFIELD CLASS A SHARES ARE COMPLEX AND ARE SUBJECT TO VARYING INTERPRETATIONS. MOREOVER, THE EFFECT OF EXISTING INCOME TAX LAWS, THE MEANING AND IMPACT OF WHICH ARE UNCERTAIN, AND OF PROPOSED CHANGES IN INCOME TAX LAWS WILL VARY WITH THE PARTICULAR CIRCUMSTANCES OF EACH HOLDER OF CLASS A EXCHANGEABLE SHARES OR BROOKFIELD CLASS A SHARES, AND IN REVIEWING THIS ANNUAL REPORT ON FORM 20-F THESE MATTERS SHOULD BE CONSIDERED. EACH HOLDER OF CLASS A EXCHANGEABLE SHARES OR BROOKFIELD CLASS A SHARES SHOULD CONSULT ITS OWN TAX ADVISER WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF CLASS A EXCHANGEABLE SHARES AND BROOKFIELD CLASS A SHARES.

Certain Material Canadian Federal Income Tax Considerations
The following summary describes the principal Canadian federal income tax consequences under the Tax Act and the regulations thereunder with respect to the holding and disposition of class A exchangeable shares and Brookfield Class A Shares received on a redemption, exchange or other disposition of class A exchangeable shares to our company or Brookfield Corporation, to a shareholder who is a beneficial owner of such shares, and who, at all relevant times, for the purposes of the Tax Act, (i) deals at arm’s length with our company and Brookfield Corporation, (ii) is not affiliated with our company and Brookfield Corporation, and (iii) holds the class A exchangeable shares and Brookfield Class A Shares as capital property (a “Holder”). Generally, the class A exchangeable shares and Brookfield Class A Shares will be capital property to a Holder provided the Holder does not acquire or hold such shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.
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
This summary is based on the current provisions of the Tax Act and the regulations thereunder, and counsel’s understanding of the current administrative policies and assessing practices of the CRA published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action or decision, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.
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
A Resident Holder that is throughout the relevant taxation year a Canadian-controlled private corporation may be liable to pay an additional refundable tax on its “aggregate investment income”, which is defined in the Tax Act to include dividends or deemed dividends that are not deductible in computing taxable income. The additional tax and refund mechanism in respect of “aggregate investment income” would also apply to “substantive CCPCs”, as defined in the Proposed Amendments. Resident Holders are advised to consult their own tax advisors in this regard.
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

Redemptions, Exchanges and Other Dispositions of the Class A Exchangeable Shares
A Resident Holder who disposes of, or who is deemed to dispose of, a class A exchangeable share, including a disposition to our company (whether on a redemption by our company or otherwise) or a disposition to Brookfield Corporation (whether on an exchange at the request of the Resident Holder, pursuant to the exercise by Brookfield Corporation of its call rights or otherwise), will realize a capital gain (or sustain a capital loss) equal to the amount by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the Resident Holder’s adjusted cost base of such share and any reasonable costs of disposition. Such capital gain (or capital loss) will be subject to the tax treatment described below.
Where class A exchangeable shares are redeemed by our company or our company is liquidated, dissolved or wound-up and the redemption amount or liquidation entitlement, as applicable, is satisfied by our company in Brookfield Class A Shares or where Brookfield Corporation satisfies the exchange request of a Resident Holder or exercises its call rights in connection with a redemption or liquidation, dissolution or winding-up of our company, as applicable, and the consideration for the satisfaction of the exchange request, or the exercise of the call rights, as applicable, is satisfied by Brookfield Corporation in Brookfield Class A Shares, the proceeds of disposition will be equal to the fair market value, at the time of the acquisition, of the Brookfield Class A Shares acquired by such Resident Holder plus the amount of any cash received in lieu of fractional Brookfield Class A Shares. The cost of the Brookfield Class A Shares so acquired by the Resident Holder will be averaged with the adjusted cost base of all other Brookfield Class A Shares, if any, held by the Resident Holder as capital property at such time for the purpose of determining thereafter the adjusted cost base of each Brookfield Class A Share held by the Resident Holder.
Taxation of Capital Gains and Capital Losses
In general, one-half of a capital gain realized by a Resident Holder must be included in computing such Resident Holder’s income as a taxable capital gain. One-half of a capital loss must be deducted as an allowable capital loss against net taxable capital gains realized in the year and any remainder may be deducted against taxable capital gains in any of the three preceding taxation years or any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.
Individuals or trusts (other than certain trusts) may be subject to an alternative minimum tax under the Tax Act in respect of net capital gains realized by them.
A Resident Holder that is throughout its taxation year a “Canadian-controlled private corporation” may be liable to pay an additional refundable tax on its “aggregate investment income”, which includes an amount in respect of net taxable capital gains. The additional tax and refund mechanism in respect of “aggregate investment income” would also apply to “substantive CCPCs”, as defined in the Proposed Amendments. Resident Holders are advised to consult their own tax advisors in this regard.
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
These rules may apply to a Resident Holder in respect of a class A exchangeable share if two conditions are satisfied: (a) the value of the class A exchangeable share may reasonably be considered to be derived, directly or indirectly, primarily from portfolio investments in: (i) shares of the capital stock of one or more corporations, (ii) indebtedness or annuities, (iii) interests in one or more corporations, trusts, partnerships, organizations, funds or entities, (iv) commodities, (v) real estate, (vi) Canadian or foreign resource properties, (vii) currency of a country other than Canada, (viii) rights or options to acquire or dispose of any of the foregoing, or (ix) any combination of the foregoing (collectively, “Investment Assets”); and (b) it may reasonably be concluded, having regard to all the circumstances (including certain specified circumstances), that one of the main reasons for the Resident Holder acquiring, holding or having a class A exchangeable share was to derive a benefit from portfolio investments in Investment Assets in such a manner that the taxes, if any, on the income, profits and gains from such Investment Assets for any particular year are significantly less than the tax that would have been applicable under Part I of the Tax Act had the income, profits and gains been earned directly by the Resident Holder.
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
Holding and Disposing of Brookfield Class A Shares
The following portion of the summary is applicable to a Resident Holder who receives Brookfield Class A Shares on a redemption, exchange or other disposition of class A exchangeable shares to our company or Brookfield Corporation.
Dividends
The full amount of dividends received (or deemed to be received) on Brookfield Class A Shares by a Resident Holder who is an individual (other than certain trusts) will be included in computing the Resident Holder’s income subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations. Such dividends will be eligible for the enhanced gross-up and dividend tax credit if Brookfield Corporation designates such dividends as an eligible dividend. Dividends received by an individual (other than certain trusts) may give rise to alternative minimum tax under the Tax Act, depending on the individual’s circumstances.

Subject to the potential application of subsection 55(2) of the Tax Act, dividends received or deemed to be received on the Brookfield Class A Shares by a Resident Holder that is a corporation will be included in computing the Resident Holder’s income and generally will also be deductible in computing its taxable income. Private corporations or subject corporations may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on the Brookfield Class A Shares to the extent that such dividends are deductible in computing taxable income.
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
A Resident Holder that is throughout its taxation year a “Canadian-controlled private corporation” may be liable to pay an additional refundable tax on its “aggregate investment income”, which includes dividends or deemed dividends that are not deductible in computing taxable income. The additional tax and refund mechanism in respect of “aggregate investment income” would also apply to “substantive CCPCs”, as defined in the Proposed Amendments. Resident Holders are advised to consult their own tax advisors in this regard.
Disposition of Brookfield Class A Shares
A disposition or deemed disposition of Brookfield Class A Shares (other than to Brookfield Corporation, unless purchased by Brookfield Corporation in the open market in the manner in which shares are normally purchased by any member of the public in the open market) by a Resident Holder will generally result in a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the Resident Holder’s adjusted cost base of such share and any reasonable costs of disposition. For this purpose, the adjusted cost base to a Resident Holder of Brookfield Class A Shares will be determined at any time by averaging the cost of such Brookfield Class A Shares with the adjusted cost base of any other Brookfield Class A Shares owned by the Resident Holder as capital property at that time.
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
Eligibility for Investment
Based on the current provisions of the Tax Act and the regulations thereunder, (i) provided that the class A exchangeable shares are listed on a “designated stock exchange” (as defined in the Tax Act and which currently includes the TSX and the NYSE), the class A exchangeable shares would be a qualified investment under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), registered education savings plan (“RESP”), registered disability savings plan (“RDSP”), deferred profit sharing plan and a tax-free savings account (“TFSA”) (collectively, “Registered Plans”), and (ii) provided that the Brookfield Class A Shares are listed on a designated stock exchange, or that Brookfield Corporation is otherwise a “public corporation” (as defined in the Tax Act) at the time the Brookfield Class A Shares are acquired in connection with a redemption, exchange or other disposition to our company or to Brookfield Corporation, the Brookfield Class A Shares, would, at such time, be a qualified investment under the Tax Act for Registered Plans.

Notwithstanding that class A exchangeable shares or Brookfield Class A Shares, as applicable, may be a qualified investment for a TFSA, RDSP, RRSP, RRIF or RESP, the holder of a TFSA or RDSP, the annuitant of an RRSP or RRIF or the subscriber of an RESP, as the case may be, would be subject to a penalty tax in respect of the class A exchangeable shares or Brookfield Class A Shares, as applicable, if such class A exchangeable shares or Brookfield Class A Shares, as applicable, are a “prohibited investment” for purposes of the Tax Act for such Registered Plans. Based on the current provisions of the Tax Act, the class A exchangeable shares and Brookfield Class A Shares, as applicable, would not be a prohibited investment for a TFSA, RDSP, RRSP, RRIF or RESP, provided that the holder of the TFSA or RDSP, the annuitant of the RRSP or RRIF or the subscriber of the RESP, as the case may be, (i) deals at arm’s length with our company or Brookfield Corporation, as applicable, for purposes of the Tax Act and (ii) does not have a “significant interest” (as defined in subsection 207.01(4) of the Tax Act) in our company or Brookfield Corporation, as applicable. In addition, the class A exchangeable shares and Brookfield Class A Shares, as applicable, would not be a prohibited investment if the class A exchangeable shares or Brookfield Class A Shares, as applicable, are “excluded property” (as defined in subsection 207.01(1) the Tax Act) for a TFSA, RDSP, RRSP, RRIF or RESP.
Holders who hold or intend to hold the class A exchangeable shares or Brookfield Class A Shares received on a redemption, exchange or other disposition of class A exchangeable shares to our company or Brookfield Corporation, in a Registered Plan should consult their own tax advisors with respect to the application of these rules in their particular circumstances.
Taxation of Holders not Resident in Canada
The following portion of the summary is generally applicable to a Holder who, at all relevant times, for the purposes of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold the class A exchangeable shares or Brookfield Class A Shares received on a redemption, exchange or other disposition of class A exchangeable shares to our company or Brookfield Corporation in a business carried on in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere.
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

Redemptions, Exchanges and Other Dispositions of the Class A Exchangeable Shares
A Non-Resident Holder will not be subject to tax under the Tax Act on a disposition or deemed disposition of a class A exchangeable share, including a disposition to our company (whether on a redemption by our company or otherwise) or a disposition to Brookfield Corporation (whether on an exchange at the request of the Non-Resident Holder, pursuant to the exercise by Brookfield Corporation of its call rights or otherwise), unless the class A exchangeable share constitutes taxable Canadian property of the Non-Resident Holder at the time of the disposition or deemed disposition. The circumstances under which the class A exchangeable shares will constitute taxable Canadian property of a Non-Resident Holder are discussed below. Our company has advised counsel that it does not believe the class A exchangeable shares will constitute taxable Canadian property, as discussed further below under “— Taxable Canadian Property”.
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
Where class A exchangeable shares are redeemed by our company or our company is liquidated, dissolved or wound-up and the redemption amount or liquidation amount, as applicable, is satisfied by our company in Brookfield Class A Shares or where Brookfield Corporation satisfies the exchange request of a Non-Resident Holder or exercises its call rights in connection with such redemption or liquidation, dissolution or winding-up of our company, as applicable, and the consideration for the satisfaction of the exchange request, or exercise of the call rights, as applicable, is satisfied by Brookfield Corporation in Brookfield Class A Shares, the proceeds of disposition will be equal to the fair market value, at the time of the acquisition, of the Brookfield Class A Shares acquired by such Non-Resident Holder plus the amount of any cash received in lieu of fractional Brookfield Class A Shares. The cost of the Brookfield Class A Shares so acquired by the Non-Resident Holder will be equal to the fair market value thereof at the time of the acquisition. The cost of the Brookfield Class A Shares so acquired will be averaged with the adjusted cost base of all other Brookfield Class A Shares, if any, held by the Non-Resident Holder as capital property at such time for the purpose of determining thereafter the adjusted cost base of each Brookfield Class A Share held by the Non-Resident Holder.
Holding and Disposing of Brookfield Class A Shares
The following portion of the summary applies to a Non-Resident Holder who receives Brookfield Class A Shares on a redemption, exchange or other disposition of class A exchangeable shares to our company or Brookfield Corporation.
Dividends
Dividends paid or credited (or deemed to be paid or credited) on Brookfield Class A Shares by Brookfield Corporation to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25%, subject to a possible reduction under the terms of an applicable income tax treaty or convention. For example, the rate of withholding tax applicable to a dividend paid on a Brookfield Class A Share to a Non-Resident Holder who (i) is a resident of the United States for purposes of the Canada-United States Income Tax Convention (1980), as amended (the “Convention”), and (ii) beneficially owns the dividend and is fully entitled to the benefits of the Convention, will generally be reduced to 15% (or 5% in certain cases where such Non-Resident Holder is a corporation that beneficially owns at least 10% of Brookfield Corporation’s voting shares). Non-Resident Holders should consult their own tax advisors in this regard.

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
The circumstances under which a Brookfield Class A Share will constitute taxable Canadian property of a Non-Resident Holder are discussed below. Brookfield Corporation has advised counsel that it does not believe the Brookfield Class A Shares will constitute taxable Canadian property, as discussed further below under “— Taxable Canadian Property”.
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
Taxable Canadian Property
Provided that the class A exchangeable shares or Brookfield Class A Shares, as applicable, are listed on a “designated stock exchange” (as defined in the Tax Act and which currently includes the TSX and the NYSE), the class A exchangeable shares or Brookfield Class A Shares, as applicable, will generally not constitute taxable Canadian property of a Non-Resident Holder at a particular time unless, at any time during the sixty-month period immediately preceding that time, the following two conditions are met concurrently: (a) 25% or more of the issued shares of any class of our company or Brookfield Corporation, as applicable, were owned by or belonged to one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder did not deal at arm’s length, and (iii) partnerships in which the Non-Resident Holder or persons with whom the Non-Resident Holder did not deal at arm’s length holds a membership interest, directly or indirectly through one or more other partnerships; and (b) more than 50% of the fair market value of the class A exchangeable shares or Brookfield Class A Shares, as applicable, was derived directly or indirectly from one or any combination of: (i) real or immovable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests or rights in, property described in (i) to (iii), whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the class A exchangeable shares or Brookfield Class A Shares may be deemed to be taxable Canadian property of a Non-Resident Holder.
Our company and Brookfield Corporation have advised counsel that they do not believe the class A exchangeable shares or Brookfield Class A Shares, as applicable, will constitute taxable Canadian property at any relevant time because none of the conditions in (b) above are expected to be met at any relevant time.
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
The contracts and other documents referred to in this Form 20-F, and our SEC filings are and will be available on our EDGAR profile at www.sec.gov, and certain of these documents are also available on our website at bnre.brookfield.com.
In addition, our company is required to file documents required by Canadian securities laws electronically with Canadian securities regulatory authorities and these filings are available on our SEDAR profile at www.sedar.com. Written requests for such documents should be directed to Corporate Secretary at Ideation House, First Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda, Tel: +1 (441)-405-7811.
Brookfield Corporation is subject to the information and periodic reporting requirements of the U.S. Exchange Act and fulfills the obligations with respect to those requirements by filing reports with the SEC. Brookfield Corporation also is required to file documents with the securities regulatory authority in each of the provinces and territories in Canada. Annual reports, quarterly reports, period reports on Form 6-K Interactive Data Files and other SEC filings for Brookfield Corporation are available and may be accessed free of charge through the Investors section of its Internet website under the “Reports & Filings” subsection, as soon as reasonably practicable after those documents are filed with, or furnished to, the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be accessed at www.sec.gov. In addition, Brookfield Corporation’s filings are electronically available from SEDAR, at www.sedar.com. The information found on, or accessible through, the website set forth above is not incorporated into and does not form a part of this Form 20-F.
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

PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of December 31, 2022, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and the Service Providers. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2022, our disclosure controls and procedures were effective.
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
Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022, based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on evaluation under Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2022. Excluded from our evaluation were internal controls over financial reporting at American National, for which control was acquired on May 25, 2022. The financial statements of this entity constitute approximately 68% of total assets, 44% of revenues and 56% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2022.
Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Report of Independent Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who have also audited the financial statements of our company, as stated in their reports which are included herein.

Changes in Internal Control
There was no change in our internal control over financial reporting during the year ended December 31, 2022, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16.    [RESERVED]
16.A    AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Lars Rodert possesses specific accounting and financial management expertise and that he is the audit committee financial expert as defined by the SEC, and that he is independent within the meaning of the rules of the NYSE. Our board of directors has also determined that other members of the Audit Committee have sufficient experience and ability in finance and compliance matters to enable them to adequately discharge their responsibilities.
16.B    CODE OF ETHICS
Our board has adopted the Code of Business Conduct and Ethics, a copy of which is available on our company’s SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov and is available on our website at https://bnre.brookfield.com/sites/brookfield-bnre/files/bnre/corporate-governance/governance-documents/code-of-business-conduct-and-ethics. See Item 6.C “Board Practices — Code of Business Conduct and Ethics”.
16.C    PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our company has retained Deloitte LLP (PCAOB ID No. 1208) to act as our company’s principle accountant.
The table below summarizes the fees for professional services rendered by Deloitte LLP for the audit of our annual financial statements for the year ended December 31, 2022 and December 31, 2021. A majority of the fees to Deloitte LLP are billed and settled in Canadian dollars. In order to provide comparability with our company’s financial statements, which are reported in U.S. dollars, all Canadian dollar amounts in the table have been converted to U.S. dollars at an average annual rate.

(MILLIONS)	2022	2021
Audit Fees (1)	$9.4	$2.1
Tax Fees (2)	0.4	—
__________________________
(1)Audit fees include fees for the audit of our annual consolidated financial statements, internal control over financing reporting and interim reviews of the consolidated financial statements included in our quarterly interim reports. This fee also includes fees for the audit or review of financial statements for certain of our subsidiaries.
(2)Tax fees are principally for assistance in tax compliance and tax advisory services.
Our Audit Committee pre-approves all audit and non-audit services provided to our company by Deloitte LLP.
16.D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE
None.

16.E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Our company may from time-to-time, subject to applicable law, purchase class A exchangeable shares for cancellation in the open market, provided that any necessary approval has been obtained. For the year ended December 31, 2022, no such purchases was made.
16.F    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
None.
16.G    CORPORATE GOVERNANCE
We believe our corporate governance practices are not materially different from those required of U.S. domestic corporations under NYSE listing standards.
16.H    MINE SAFETY DISCLOSURE
Not applicable.
16.I    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III
ITEM 17.    FINANCIAL STATEMENTS
Not applicable.
ITEM 18.    FINANCIAL STATEMENTS
See our financial statements beginning on page F-1, which are filed as part of this Form 20-F.
ITEM 19.    EXHIBITS

1.1	Certificate of Incorporation and Memorandum of Association of Brookfield Reinsurance Ltd. (incorporated by reference to Exhibit 3.1 of our company’s Form F-1 filed with the SEC on April 1, 2021)

1.2	Second Amended & Restated Bye-laws of Brookfield Reinsurance Ltd., dated June 24, 2022 (incorporated by reference to Exhibit 3.1 of our company’s Form 6-K filed with the SEC on June 28, 2022)
1.3	Certificate of Name Change of Brookfield Reinsurance Ltd., dated December 9, 2022 (incorporated by reference to Exhibit 99.1 of our company’s Form 6-K filed with the SEC on December 15, 2022)
1.4
Amended and Restated Certificate of Designation of Class A Junior Preferred Shares, Series 1 of Brookfield Reinsurance Ltd. (incorporated by reference to Exhibit 99.1 of our company’s Form 6-K filed with the SEC on November 1, 2022)

1.5
Certificate of Designate of Class A Junior Preferred Shares, Series 2 of Brookfield Reinsurance Ltd. (incorporated by reference to Exhibit 99.1 of our company’s Form 6-K filed with the SEC on December 15, 2022)

2.1	Description of Securities*

4.1	Amended and Restated Rights Agreement, dated March 21, 2023, by and among Brookfield Corporation, Brookfield Reinsurance Ltd. and Wilmington Trust, National Association*

4.2
Amended and Restated Administration Agreement, dated August 5, 2022, by and between Brookfield Corporation and Brookfield Reinsurance Ltd. (incorporated by reference to Exhibit 99.1 of our company’s Form 6-K filed with the SEC on August 11, 2022)

4.3
Equity Commitment Agreement, dated June 28, 2021, by and between Brookfield Corporation and Brookfield Reinsurance Ltd. (incorporated by reference to Exhibit 99.3 of our company’s Form 6-K filed with the SEC on June 29, 2021)

4.4
Trademark Sublicence Agreement, dated June 28, 2021, by and between Brookfield Corporation and Brookfield Reinsurance Ltd. (incorporated by reference to Exhibit 99.4 of our company’s Form 6-K filed with the SEC on June 29, 2021)

4.5	Amended and Restated Support Agreement, dated March 21, 2023, by and between Brookfield Corporation and Brookfield Reinsurance Ltd.*

4.6
Credit Agreement, effective as of June 28, 2021, by and among BAM Re Holdings Ltd., North End Re (Cayman) SPC, North End Re Ltd. and Brookfield Annuity Company as Borrowers, BAM Re Holdings Ltd. as Guarantor and Brookfield US Holdings Inc. and Brookfield International Holdings Inc. as Lenders (incorporated by reference to Exhibit 99.6 of our company’s Form 6-K filed with the SEC on June 29, 2021)

4.7
Amendment to Investment Agreement, dated June 10, 2021, by and among Brookfield Corporation, Brookfield Reinsurance Ltd., North End Re (Cayman) SPC and American Equity Investment Life Holding Company (incorporated by reference to Exhibit 99.7 of our company’s Form 6-K filed with the SEC on June 29, 2021)

4.8
Investment Agreement, dated October 17, 2020, by and among American Equity Investment Life Holding Company, Brookfield Corporation and Burgundy Acquisitions I Ltd. (incorporated by reference to Exhibit 10.7 of our company’s Form F-1 filed with the SEC on April 1, 2021)

4.9
Assignment Agreement, Consent and Waiver in Anticipation of Regulatory Form A Filing, dated February 28, 2021, by and among Brookfield Corporation, Burgundy Acquisitions I Ltd., Brookfield Reinsurance Ltd., North End Re (Cayman) SPC and American Equity Investment Life Holding Company (incorporated by reference to Exhibit 10.8 of our company’s Form F-1 filed with the SEC on April 1, 2021)

4.10
Agreement and Plan of Merger, dated February 8, 2023, by and among Brookfield Reinsurance Ltd., BNRE Bermuda Merger Sub Ltd. and Argo Group International Holdings Ltd. (incorporated by reference to Exhibit 2.1 of our company’s Form 6-K filed with the SEC on February 9, 2023)

8.1	List of Subsidiaries of Brookfield Reinsurance Ltd. (incorporated by reference to Item 4.C, “Organizational Structure”)

12.1	Certification of Sachin Shah, Chief Executive Officer of Brookfield Reinsurance Ltd., pursuant to Section 302 of the Sarbanes Oxley Act of 2002*

12.2	Certification of Thomas Corbett, Chief Financial Officer of Brookfield Reinsurance Ltd., pursuant to Section 302 of the Sarbanes Oxley Act of 2002*

13.1	Certification of Sachin Shah, Chief Executive Officer of Brookfield Reinsurance Ltd., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002*

13.2	Certification of Thomas Corbett, Chief Financial Officer of Brookfield Reinsurance Ltd., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002*
* Filed electronically herewith.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

Dated: March 31, 2023	BROOKFIELD REINSURANCE LTD.

	By:	/s/ Anna Knapman-Scott
		Name:	Anna Knapman-Scott
		Title:	Corporate Secretary

BROOKFIELD REINSURANCE LTD.
INDEX TO FINANCIAL STATEMENTS

Page
Audited Consolidated Financial Statements for Brookfield Reinsurance Ltd. as at December 31, 2022 and 2021 for the Years Ended December 31, 2022, 2021 and 2020, together with the accompanying notes thereto	F-1

Audited Combined Condensed Financial Statements for Brookfield Reinsurance Ltd. (Parent Company) as at December 31, 2022 and 2021 for the Years Ended December 31, 2022, 2021 and 2020, together with the accompanying notes thereto
F-88

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Brookfield Reinsurance Ltd.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Brookfield Reinsurance Ltd. and subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the combined consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated March 31, 2023, expressed an unqualified opinion on those financial statements.
As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at American National Group, LLC, which was acquired on May 25, 2022, and whose financial statements constitute 68% of total assets, 44% of revenues, and 56% of net income of the combined consolidated financial statement amounts as of and for the year ended December 31, 2022. Accordingly, our audit did not include the internal control over financial reporting at American National Group, LLC.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Brookfield Reinsurance Ltd.
Opinion on the Financial Statements
We have audited the accompanying combined consolidated statements of financial position of Brookfield Reinsurance Ltd. and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related combined consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes, and the schedule of the Condensed Financial Statements of Brookfield Reinsurance Ltd. (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2022, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
American National Insurance Company Acquisition – Future policy benefits – Refer to Notes 2 and 3 to the financial statements
Critical Audit Matter Description
The Company acquired 100% of the equity of American National Insurance Company (“American National”) and recognized an estimate of the initial fair value of net assets acquired, including future policy benefits. The estimate of the assumed future policy benefits required the use of complex valuation models using best estimate assumptions.

While there were a number of estimates and assumptions required to determine the initial fair value of the future policy benefits, the assumptions with the greatest estimation uncertainty are those related to discount rates, net to gross premium ratio and mortality assumptions. Auditing of certain valuation models and assumptions required a high degree of auditor judgment and an increased extent of audit effort, including the need to involve actuarial specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related the valuation models and assumptions related to discount rates, net to gross premium ratio and mortality as it relates to the assumed future policy benefits included the following, among others:
•With the assistance of actuarial specialists, tested the reasonableness of valuation assumptions, by:
◦Evaluating whether management’s assumptions were determined in accordance with actuarial principles and practices;
◦Testing the inputs used in the determination of discount rates, net to gross premium and mortality assumptions, including an assessment of the use of experience studies, and considering industry and other external sources of data, where applicable;
◦Analyzing management’s interpretation and judgments based on the relative inputs, considering reasonable possible alternative assumptions, and considering industry and other external sources of data, where applicable.
•With the assistance of actuarial specialists, tested the appropriateness of valuation methodologies used in the estimation process by:
◦Testing the accuracy of the actuarial models for implementation of key assumptions and valuation methodology;
◦Evaluating a sample of underlying insurance contracts to assess that the appropriate actuarial models were selected and key assumptions were incorporated in those actuarial models; and,
◦Calculating an independent estimate of the insurance contract liability for a sample of insurance policies and comparing the results to the Company’s results.
Future Policy Benefits — Refer to Notes 2(aa) and 13 to the financial statements
Critical Audit Matter Description
The Company has significant future policy benefits representing the majority of its total liabilities. The Company uses different actuarial methodologies to determine future policy benefits depending on the nature of the underlying contract products and applicable jurisdictional guidance, as is permitted by IFRS 4, Insurance Contracts, some of which involve high levels of complexity.
While there are many assumptions which management makes to determine future policy benefits, excluding businesses acquired in the year, the assumptions with the greatest uncertainty are those related to mortality and surrender, lapse and withdrawal rates (collectively “policyholder behaviour”). These assumptions required subjective and complex auditor judgment in certain circumstances, including where (i) there is limited Company and industry experience data, (ii) the historical experience may not be a good indicator of the future, and (iii) the policyholder behaviour may be irrational. Auditing of certain valuation methodologies and assumptions required a high degree of auditor judgment and an increased extent of audit effort, including the need to involve actuarial specialists.
How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to valuation methodologies and assumptions related to mortality and policyholder behaviour included the following, among others:
•With the assistance of actuarial specialists, tested the reasonableness of mortality and policyholder behaviour assumptions, by:
◦Evaluating management’s methods and assumptions in accordance with applicable actuarial principles and practices under actuarial standards of practice;
◦Testing inputs used in the determination of the mortality and policyholder behaviour assumptions; and,
◦Analyzing management’s methods and interpretation of data used to adjust industry tables, applying industry guidance, evaluating triggers and drivers for revisions of assumptions, assessing reasonably possible alternative assumptions, and considering industry and other external sources of data, where applicable.
•With the assistance of actuarial specialists, tested the appropriateness of valuation methodologies used in the estimation process by:
◦Testing the accuracy of the actuarial models for implementation of key assumptions and valuation methodology;
◦Evaluating a sample of underlying insurance contracts to assess that the appropriate actuarial models were selected and key assumptions were incorporated in those actuarial models; and,
◦Calculating an independent estimate of the insurance contract liability for a sample of insurance policies and comparing the results to the Company’s results.

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 31, 2023

We have served as the Company’s auditor since 2016.

COMBINED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DEC. 31 US$ MILLIONS	Note	2022	2021
Assets
Cash and cash equivalents	4	$2,145	$393
Investments	4	28,098	4,943
Accrued investment income		341	21
Premiums due and other receivables		436	—
Reinsurance funds withheld	5	5,610	4,650
Derivative assets	4	44	146
Deferred tax asset	19	531	20
Property and equipment	6	194	2
Prepaid pension	25	154	—
Equity accounted investments	7	1,673	344
Deferred acquisition costs	8	1,732	776
Reinsurance assets	13,14	570	169
Investment properties	9	562	—
Other assets	10	262	29
Goodwill	3,11	102	—
Separate account assets	12	1,045	—
Total assets		43,499	11,493
Liabilities
Future policy benefits	13	15,771	8,497
Policyholders' account balances	13	14,310	—
Policy and contract claims	14	1,786	—
Unearned premium reserve		1,086	—
Due to related parties	23	309	467
Reinsurance payable		90	75
Derivative liabilities	4	38	1
Other policyholder funds		322	—
Notes payable	4	151	—
Corporate borrowings	16	2,160	693
Subsidiary borrowings	16	1,492	—
Deferred revenue		78	82
Liabilities issued to reinsurance entities		151	167
Funds withheld liabilities	4	10	12
Preferred shares	20	2,512	—
Other liabilities	17	731	64
Separate account liabilities	12	1,045	—
Total liabilities		42,042	10,058
Equity
Class A exchangeable and Class B		432	539
Class C		1,017	896
Non-controlling interests		8	—
Total equity		1,457	1,435
Total liabilities and equity		$43,499	$11,493
The accompanying notes are an integral part of the combined consolidated financial statements.

COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	Note	2022	2021	2020
Premiums
Gross		$4,910	$7,163	$431
Ceded		(650)	(1)	(1)
Net premiums		4,260	7,162	430
Other policy revenue		224	—	—
Net investment income	4	336	1	84
Net investment results from funds withheld	4	281	78	—
Total revenues		5,101	7,241	514

Income from equity accounted investments	7	222	8	—

Benefits and claims paid on insurance contracts	14
Gross		2,019	310	63
Ceded		(384)	(18)	(25)
Change in future policy benefits	13
Gross		2,150	6,958	457
Ceded		39	22	11
Interest credited to policyholders' account balances		156	—	—
Commissions for acquiring and servicing policies		412	—	—
Changes in deferred acquisition costs	8	(383)	(44)	—
Other reinsurance expenses		125	19	—
Operating expenses	18	433	35	6
Interest expense		196	9	—
Total benefits and expenses		4,763	7,291	512
Net income (loss) before income taxes		560	(42)	2
Current tax expense	19	(21)	—	(1)
Deferred tax expense	19	(47)	(2)	—
Net income (loss) for the year		$492	$(44)	$1
Attributable to:
Brookfield Corporation[1]		—	5	1
Class A exchangeable and Class B shareholders[2]		6	3	—
Class C shareholders[2]		484	(52)	—
Non-controlling interests		2	—	—
		$492	$(44)	$1
Net income (loss) per class C share
Basic	21	$15.68	$(2.58)
1.For the periods prior to June 28, 2021. See Note 1(b).
2.For the periods June 28, 2021 onward. See Note 1(b).

The accompanying notes are an integral part of the combined consolidated financial statements.

COMBINED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	Note	2022	2021	2020
Net income (loss)		$492	$(44)	$1
Other comprehensive income (loss) that will be reclassified to net income (loss)
Equity accounted other comprehensive income (loss)	7	—	44	—
Net unrealized loss on available for sale securities		(1,009)	(55)	1
Net realized gain on derivatives		29	—	—
Income tax recovery (expense)	19	186	—	—
Foreign currency translation		(19)	(4)	2
Other comprehensive income (loss) that will not be reclassified to net income (loss)
Defined benefit pension plan adjustment	25	(12)	—	—
Income tax recovery	19	2	—	—
Total other comprehensive (loss) income		(823)	(15)	3
Comprehensive (loss) income		$(331)	$(59)	$4

Attributable to:
Brookfield Corporation[1]		—	6	4
Class A & B Shareholders[2]		6	3	—
Class C Shareholders[2]		(339)	(68)	—
Non-controlling interests		2	—	—
		$(331)	$(59)	$4
1. For the periods prior to June 28, 2021. See Note 1(b).
2. For the periods June 28, 2021 onward. See Note 1(b).
The accompanying notes are an integral part of the combined consolidated financial statements.

COMBINED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Class A exchangeable and Class B shareholders				Class C shareholders
AS AT AND FOR THE YEAR ENDED DEC. 31 2022 US$ MILLIONS	Share Capital	Accumulated Surplus	Accumulated Other Comprehensive Income (Loss)	Class A exchangeable and Class B shareholders	Share Capital	Accumulated Surplus (Deficit)	Accumulated Other Comprehensive Loss	Class C shareholders	Non-controlling interests	Total Equity
Balance as at January 1, 2022	$536	$3	$—	$539	$963	$(51)	$(16)	$896	$—	$1,435
Changes in the year:
Net income	—	6	—	6	—	484	—	484	2	492
Other comprehensive loss	—	—		—	—	—	(823)	(823)	—	(823)
Comprehensive income (loss)	—	6	—	6	—	484	(823)	(339)	2	(331)
Other items:
Equity issuances	—	—	—	—	450	—	—	450	11	461
Distributions[1]	(59)	—	—	(59)	—	—	—	—	(5)	(64)
Derecognition of equity accounted investments	—	—	—	—	—	—	(44)	(44)	—	$(44)
Other	(54)	—	—	(54)	54	—	—	54	—	—
Total change in the year	(113)	6	—	(107)	504	484	(867)	121	8	22
Balance as at December 31, 2022	$423	$9	$—	$432	$1,467	$433	$(883)	$1,017	$8	$1,457
1.The company distributed $0.14 in the form of a return of capital per each Class A exchangeable and Class B share in each quarter of 2022. In addition, the company completed a special distribution of shares of Brookfield Asset Management Ltd. (the “Manager shares”) to the holders of the company’s class A exchangeable shares and class B shares in the amount of $5.481 per share in the fourth quarter of 2022.
The accompanying notes are an integral part of the combined consolidated financial statements.

COMBINED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

	Brookfield Corporation				Class A exchangeable and Class B shareholders				Class C shareholders
AS AT AND FOR THE YEAR ENDED DEC. 31 2021 US$ MILLIONS	Share Capital	Accumulated Surplus	Accumulated Other Comprehensive Income	Brookfield Corporation	Share Capital	Accumulated Surplus	Accumulated Other Comprehensive Income	Class A exchangeable and Class B shareholders	Share Capital	Accumulated Surplus (Deficit)	Accumulated Other Comprehensive Income	Class C shareholders	Non-controlling interests	Total Equity
Balance as at January 1, 2021	$78	$1	$4	$83	$—	$—	$—	$—	$—	$—	$—	$—	$—	$83
Changes in the year:
Net income (loss)	—	5	—	5	—	3	—	3	—	(52)	—	(52)	—	(44)
Other comprehensive income (loss)	—	—	1	1	—	—	—	—	—	—	(16)	(16)	—	(15)
Comprehensive income	—	5	1	6	—	3	—	3	—	(52)	(16)	(68)	—	(59)
Other items:
Equity issuances / Reorganization[1]	(78)	—	—	(78)	539	—	—	539	963	—	—	963	—	1,424
Return of capital[2]	—	—	—	—	(3)	—	—	(3)	—	—	—	—	—	(3)
Common control transaction adjustments[3]	—	(6)	(5)	(11)	—	—	—	—	—	1	—	1	—	(10)
Total change in the year	(78)	(1)	(4)	(83)	536	3	—	539	963	(51)	(16)	896	—	1,352
Balance as at December 31, 2021	$—	$—	$—	$—	$536	$3	$—	$539	$963	$(51)	$(16)	$896	$—	$1,435
1. See Note 1(b) for details regarding the Spin-off and reorganization.
2. The company distributed $0.13 in the form of a return of capital per each Class A exchangeable and Class B share in the third and fourth quarters of 2021.
3. See Note 2(c) for details regarding the common control transaction.
The accompanying notes are an integral part of the combined consolidated financial statements.

COMBINED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

	Brookfield Corporation				Class A exchangeable and Class B shareholders				Class C shareholders
AS AT AND FOR THE YEAR ENDED DEC. 31 2020 US$ MILLIONS	Share Capital	Accumulated Surplus	Accumulated Other Comprehensive Income	Brookfield Corporation	Share Capital	Accumulated Surplus	Accumulated Other Comprehensive Income	Class A exchangeable and Class B shareholders	Share Capital	Accumulated Surplus (Deficit)	Accumulated Other Comprehensive Income	Class C shareholders	Non-controlling interests	Total Equity
Balance as at January 1, 2020	$65	$—	$1	$66	$—	$—	$—	$—	$—	$—	$—	$—	$—	$66
Changes in the year:
Net income	—	1	—	1	—	—	—	—	—	—	—	—	—	1
Other comprehensive income	—	—	3	3	—	—	—	—	—	—	—	—	—	3
Comprehensive income	—	1	3	4	—	—	—	—	—	—	—	—	—	4
Other items:
Equity issuances	13	—	—	13	—	—	—	—	—	—	—	—	—	13
Total change in the year	13	1	3	17	—	—	—	—	—	—	—	—	—	17
Balance as at December 31, 2020	$78	$1	$4	$83	$—	$—	$—	$—	$—	$—	$—	$—	$—	$83

The accompanying notes are an integral part of the combined consolidated financial statements.

COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021	2020
Operating activities
Net income	$492	$(44)	$1
Non-cash items affecting net income
Premiums received in kind	(1,097)	(167)	—
Amortization and accretion on investments	(47)	—	—
Depreciation	13	—	—
Unrealized losses on investments and derivatives	452	6	(51)
Effect of foreign exchange rates	(8)	—	—
Deferred income tax	65	2	1
Income from equity accounted investments	(222)	(8)	—
Interest credited to policyholders’ account balances	156	—	—
Net capitalized interest on policy loans and mortgage loans	(17)	—	—
Realized gain on investments and derivatives	21	(23)	—
Changes in non-cash balances related to operations
Changes in accrued investment income	(222)	—	—
Changes in reinsurance funds withheld	(960)	(4,650)	—
Changes in deferred tax asset	(6)	(24)	—
Changes in prepaid pension	(8)	—	—
Changes in deferred acquisition costs	(382)	(776)	—
Changes in reinsurance assets	50	22	10
Changes in future policy benefits	2,236	7,152	457
Changes to policyholders’ account balances	(212)	—	—
Changes in funds withheld liabilities	—	—	12
Changes in working capital and other	384	202	(1)
Operating activities affecting cash
Income tax paid	(52)	—	—
Realized gains on investments and derivatives	6	(4)	(3)
Purchase of derivatives	(66)	(133)	—
Proceeds from disposal of derivatives	45	79	—
Dividend and interest income received	(514)	(53)	(27)
Other non-cash items	—	—	—
Cash flows from operating activities	107	1,581	399
Investing activities
Acquisition of subsidiary, net of cash acquired	(4,086)	—	—
Dividends and interest received	514	53	27
Purchase of investments
Corporate bonds	(2,759)	(1,480)	(971)
Government and treasuries	(7,018)	(2,755)	—
Private debt	(503)	(181)	—
Common equity	(493)	(644)	—
Preferred shares	(42)	—	—
Private equity and other	(1,446)	(235)	—
Asset-backed securities	(16)	—	—
Mortgages	(1,398)	(185)	—
Private loans	(1,537)	(512)	(4)
Purchase of short term investments	(6,583)	—	—

Proceeds from sales and maturities of investments
Corporate bonds	3,936	386	561
Government and treasuries	7,804	1,615	—
Private debt	143	—	—
Common equity	362	20	—
Private equity and other	138	1	1
Asset-backed securities	21	—	—
Mortgages	916	18	—
Private loans	58	36	2
Proceeds from disposal of short term investments	7,957	—	—
Distributions from equity accounted investments	233	—	—
Change in collateral held for derivatives	8	—	—
Purchase of equity accounted investments	(695)	—	—
Purchase of investment properties	(37)	—	—
Proceeds from disposal of investment properties	4	—	—
Proceeds from disposal of derivative instruments	146	—	—
Proceeds from disposal of property and equipment	5	—	—
Purchase of intangibles and property and equipment	(24)	(1)	(1)
Other	51	—	—
Cash flows from investing activities	(4,341)	(3,864)	(385)
Financing activities
Issuance of common equity	450	1,410	13
Issuance of preferred equity	2,512	—	—
Return of capital	(6)	(8)	—
Borrowings from related parties	258	960	—
Repayments of borrowings to related parties	(633)	(582)	—
Borrowings from external parties	5,206	693	—
Repayment of borrowings to external parties	(2,239)	—	—
Borrowings issued to reinsurance entities	50	167	—
Repayment of borrowings issued to reinsurance entities	(100)	—	—
Policyholders’ account deposits	1,407	—	—
Policyholders’ account withdrawals	(896)	—	—
Debt issuance costs	(10)	—	—
Payments to non-controlling interests	(5)	—	—
Proceeds from repurchase agreement	388	464	222
Repayments of repurchase agreement	(388)	(464)	(222)
Cash flows from financing activities	5,994	2,640	13
Cash and cash equivalents
Cash and cash equivalents, beginning of year	393	35	13
Net change during the year	1,760	357	27
Foreign exchange on cash balances held in foreign currencies	(8)	1	(5)
Cash and cash equivalents, end of year	$2,145	$393	$35

Supplementary cash flow disclosures
Interest paid	$85	$8	$—

NOTE 1. ORGANIZATION AND DESCRIPTION OF THE COMPANY
(a)Brookfield Reinsurance Ltd.
Brookfield Reinsurance Ltd. (“Brookfield Reinsurance” or the “Company”) is a Bermuda corporation incorporated on December 10, 2020 and governed by the laws of Bermuda. The company’s class A exchangeable shares are listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the symbol "BNRE". In December 2022, the company changed its name from Brookfield Asset Management Reinsurance Partners Ltd. to Brookfield Reinsurance Ltd. and changed its trading symbol from "BAMR" to "BNRE". The company’s operations are located primarily in Bermuda, the United States, Canada, and the Cayman Islands. The company’s registered head office is Ideation House, 1st Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda.
The company holds a direct 100% ownership interest in BAM Re Holdings Ltd. (“BAM Re Holdings”), which holds the company’s interest in its operating subsidiaries North End Re Ltd. (“NER Ltd.”), North End Re (Cayman) SPC ("NER SPC"), Brookfield Annuity Company ("BAC") and American National Insurance Group, LLC (“American National”).
The company operates a leading capital solutions business providing insurance and reinsurance services to individuals and institutions. Through its operating subsidiaries, the company offers a broad range of insurance products including life insurance and annuities, and personal and commercial property and casualty insurance. The business is presently conducted through our subsidiaries under three operating segments: Reinsurance, Pension Risk Transfer ("PRT") and Direct Insurance.
(b)Spin-off of Brookfield Reinsurance Ltd.
On June 28, 2021, Brookfield Corporation (“Brookfield”), formerly Brookfield Asset Management Inc., completed the spin-off of the company (the “Spin-off”), which was affected by way of a special dividend of the class A exchangeable limited voting shares (“class A exchangeable shares”) of the company to holders of Brookfield Class A limited voting shares (“Brookfield Class A Shares”) and Class B limited voting shares (“Brookfield Class B Shares”) as of June 18, 2021 (the “record date”). Pursuant to the special dividend, as of the record date, holders of Brookfield Class A Shares and Class B Shares received one class A exchangeable share for every 145 Brookfield Class A Shares or Class B Shares held. Brookfield holds all the class C non-voting shares (“class C shares”), giving it the residual economic interest in the company, but no voting interest in it.
Prior to the Spin-off, Brookfield effected a reorganization so that the company’s PRT business (the “Business”) and other investments that were historically owned and operated by Brookfield, through its operating entities, were acquired by BAM Re Holdings, a subsidiary of the company.
The following describes the transactions and agreements resulting from the Spin-off:
(i)Class A exchangeable shares
As part of the Spin-off, Brookfield subscribed for 11 million class A exchangeable shares for approximately $538 million in cash. Upon Spin-off, Brookfield distributed the 11 million class A exchangeable shares as a special dividend to the Brookfield shareholders who hold Brookfield Class A Shares and Brookfield Class B Shares.
(ii)Class B shares
As part of the Spin-off, holders of class B shares (“Brookfield Reinsurance Class B Partners”), through a voting trust, subscribed for 24,000 class B shares for $1 million.

(iii)Class C shares
As part of the Spin-off, Brookfield transferred its ownership in the Business along with its holdings of American Equity Investment Life Holding Company (“AEL Holdings”) common shares and additional cash for working capital purposes to the company. The total value of the consideration provided to the company was approximately $712 million, which was exchanged for 17 million class C shares. In October 2021, the company issued an additional 7 million class C shares to Brookfield for consideration of $250 million. In May 2022, the company issued an additional 11 million class C shares to Brookfield for consideration of $450 million. As at December 31, 2022, there were 41 million class C shares outstanding (December 31, 2021 - 24 million). Brookfield owns all the issued and outstanding class C shares.
(iv)Equity Commitment
As part of the Spin-off, Brookfield provided to the company an equity commitment in the amount of $2.0 billion to fund future growth, which the company may draw on from time to time. The equity commitment may be called by the company in exchange for the issuance of a number of class C shares or junior preferred shares. Further details of the equity commitment are described in Note 23.
(v)Credit Agreement
As part of the Spin-off, the company entered into a credit agreement with Brookfield (the “Brookfield Credit Agreement”) as lender on June 28, 2021, providing for a three-year revolving $200 million credit facility. On March 9, 2022, the revolving credit facility agreement was increased to $400 million. Further details of the Brookfield Credit Agreement are described in Note 23.
(vi)Support Agreement
As part of the Spin-off, the company entered into a support agreement with Brookfield (the “Support Agreement”). Brookfield has agreed to support the economic equivalence of the class A exchangeable shares and Brookfield Class A Shares for so long as class A exchangeable shares not owned by Brookfield are outstanding, and there has not been an amendment to the exchange feature by agreeing to, among other things, take all actions reasonably necessary to enable the company to pay quarterly distributions, the liquidation amount, or the amount payable on a redemption of class A exchangeable shares, as the case may be. Further details of the Support Agreement are described in Note 23.
(vii)Rights Agreement
As part of the Spin-off, the company entered into a rights agreement with Brookfield (the “Rights Agreement”), pursuant to which Brookfield has agreed that on the applicable specified exchange date with respect to any class A exchangeable shares submitted for exchange, Brookfield will satisfy, or cause to be satisfied, the obligations pursuant to our memorandum of association and by-laws to exchange such subject class A exchangeable shares for Brookfield Class A Shares or its cash equivalent plus any unpaid distributions. Further details of the Rights Agreement are described in Note 23.
(viii)Administration Agreement
As part of the Spin-off, the company entered into an administration agreement with Brookfield (the “Administration Agreement”), pursuant to which Brookfield has agreed to provide administrative services to the company, including the services of our Chief Executive Officer and Chief Investment Officer and certain other administrative services, on a cost-recovery basis. On August 5, 2022, the Administration Agreement was amended to include providing the services of the Chief Financial Officer. Further details of the Administration Agreement are described in Note 23.
(ix)Investment Management Agreement
As part of the Spin-off, the company entered into one or more Investment Management Agreements appointing Brookfield as the investment manager of certain assets and accounts, including assets backing the liabilities assumed by the company under the insurance and future reinsurance arrangements, and any assets held as surplus. Further details of the Brookfield Investment Management Agreements are described in Note 23.

(x)Licensing Agreement
As part of the Spin-off, the company entered into a licensing agreement with Brookfield (the “Brookfield Licensing Agreement”), pursuant to which Brookfield has granted a non-exclusive, royalty-free sub-license to use the name “Brookfield” and the Brookfield logo. Further details of the Brookfield Licensing Agreement are described in Note 23.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)Statement of Compliance
These Combined Consolidated Financial Statements (“financial statements”) have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The financial statements are prepared on a going concern basis and have been presented in U.S. dollars (“USD”) rounded to the nearest million unless otherwise indicated.
The financial statements were authorized for issue by the Board of Directors of the company on March 31, 2023.
(b)Basis of Consolidation
The financial statements include the accounts of the company and its consolidated subsidiaries, which are the entities over which the company has control. All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.
Certain comparative amounts have been reclassified to be consistent with the current year's presentation.
(c)Continuity of Interest
As described above, Brookfield Reinsurance was established on December 10, 2020 by Brookfield and on June 28, 2021 Brookfield completed the spin-off of the Business to the company and the special dividend declaration to holders of Brookfield's Class A and B Shares. Brookfield controlled the Business prior to the Spin-off and has significant influence over the company subsequent to the spin-off through its interests in the company. The Business was transferred before spin-off, as part of the reorganization, and therefore the transactions were common control transactions. In accordance with the company's and Brookfield's accounting policy, the company has reflected the Business in its financial position and results of operations using Brookfield's carrying values prior to the spin-off.
In addition, certain investments were transferred as part of the reorganization. These are treated as asset acquisitions and are also considered common control transactions. The company's accounting policy is to record the common control asset acquisitions on the date of occurrence at the historical carrying value, with any gain or loss against the consideration paid being recorded in equity. To reflect this continuity of interest, these financial statements provide comparative information of the Business for the periods prior to the spin-off, as previously reported by Brookfield. The economic and accounting impact of contractual relationships created or modified in conjunction with the spin-off have been reflected prospectively from the date of the spin-off and have not been reflected in the results of operations or financial position of the company prior to June 28, 2021, as such items were in fact not created or modified prior thereto. Accordingly, the financial information for the periods prior to June 28, 2021 is presented based on the historical financial information for the Business as previously reported by Brookfield. For the period after completion of the Spin-off, the results are based on the actual results of the company, including the adjustments associated with the spin-off and the execution of several agreements (see Note 23). Therefore, net income (loss) and comprehensive income (loss) not attributable to interests of others in operating subsidiaries has been allocated to Brookfield prior to June 28, 2021 and allocated to the shareholders of class A exchangeable shares, class B shares and class C shares on and after June 28, 2021.

(d)Class A exchangeable shares
As described in Note 1 (b)(i), the company’s equity interests include the class A exchangeable shares held by public shareholders. Subject to applicable law, quarterly cash distributions may be made in the form of a dividend or a capital reduction resulting in a return of capital or a combination thereof. Each class A exchangeable share is structured with the intention of providing an economic return equivalent to one Brookfield Class A Share (subject to adjustment to reflect certain capital events). Each class A exchangeable share is exchangeable with Brookfield at the option of the holder for one Brookfield Class A Share (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the discretion of Brookfield), plus unpaid distributions. Brookfield currently intends to satisfy any exchange requests on the class A exchangeable shares through the delivery of Brookfield Class A Shares rather than cash. Each class A exchangeable share, held on the record date, has voting rights and is entitled to cast one vote at a meeting of shareholders of the company.
The class A exchangeable shares are classified as equity instruments. The class A exchangeable shares are issued capital of the company and as a result are not adjusted for changes in market value.
(e)Class B shares
As described in Note 1 (b)(ii), the company’s equity interests include the class B shares held by Brookfield Reinsurance Class B Partners. Subject to applicable law, quarterly cash distributions may be made in the form of a dividend or a capital reduction resulting in a return of capital or a combination thereof. Distributions on the class B shares will be paid, or in the case of a distribution made pursuant to a capital reduction, will be returned, in each case, at the same time and in the same amount per share as dividends on a Brookfield Class A Shares. The Brookfield Reinsurance Class B Partners are entitled to one vote on any matter and can cast one vote for each class B share held at the record date.
The class B shares are classified as equity instruments. The class B shares are issued capital of the company and as a result are not adjusted for changes in market value.
(f)Class C shares
As described in Note 1 (b)(iii), the company’s equity interests include the class C shares held by Brookfield. The class C shares are non-voting shares that are entitled to the residual economic interest in the company after payment in full of the amount due to holders of our class A exchangeable shares and our class B shares and subject to the prior rights of holders of the Preferred Shares.
The class C shares are classified as equity instruments. The class C shares are issued capital of the company and as a result are not adjusted for changes in market value.
(g)Preferred shares
On May 25, 2022, the company issued 98,351,547 Class A Junior Preferred Shares, Series 1 ("preferred shares"), to Brookfield, for proceeds of $2.5 billion. Each preferred share is non-voting and is redeemable at $25 per share. On December 9, 2022, Brookfield Reinsurance issued 2,108,733 Class A Junior Preferred Shares, Series 2 ("preferred shares") for $53 million to Brookfield. Each of these preferred shares is redeemable, together with any accrued and unpaid dividends, at the option of the issuer, subject to certain restrictions. Further, these preferred shares entitle the holders thereof to a fixed cumulative 4.5% preferential cash dividend payable annually as and when declared by the issuer’s board of directors. At December 31, 2022, there was $67 million of accrued dividends (December 31, 2021 - $Nil).
The Class A Junior Preferred Shares are retractable by the holder, at par value together with an amount equal to all dividends accrued and unpaid, on demand, at any point on or after seventh anniversary of the date of issue. The preferred shares are recognized as liability due to the redemption nature on the Combined Consolidated Statements of Financial Position ("Statements of Financial Position") and are classified as amortized cost. The dividends are recognized as interest expense on the Combined Consolidated Statements of Operations ("Statements of Operations").

(h)Business Combinations
Business combinations are accounted for using the acquisition method. The cost of a business acquisition is measured at the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair values at the acquisition date. The interest of non-controlling shareholders in the acquiree, if applicable, is initially measured at the non-controlling shareholders’ proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.
To the extent the fair value of consideration paid exceeds the fair value of the net identifiable tangible and intangible assets, the excess is recorded as goodwill. To the extent the fair value of consideration paid is less than the fair value of net identifiable tangible and intangible assets, the excess is recognized in net income.
Transaction costs are recorded as operating expenses on the Statements of Operations.
(i)Cash and cash equivalents
Cash and cash equivalents include cash, demand deposits and short-term investments with original maturities of 90 days or less. The company classifies cash and cash equivalents at amortized cost.
Cash and cash equivalents exclude cash balances, demand deposits and short term investments that are for use by the company as part of the reinsurance funds withheld arrangement (Note 2(m)).
(j)Short term investments
Short term investments are primarily term deposit and commercial paper with original maturities of over 90 days and less than one year.
(k)Investments
Investments are financial assets which are comprised of debt securities, equity securities and loans and receivables. The company uses settlement date to account for private investment transactions and trade date to account for other investment transactions.
Financial assets are classified into one of the following categories:
•Available for sale ("AFS") assets are measured at fair value, with changes in fair value recognized in other comprehensive income (loss);
•Fair value through profit or loss ("FVTPL") assets are measured at fair value, with changes in fair value recognized in net income (loss); and
•Loans and receivables are measured at amortized cost.
Financial assets supporting future policy benefits within our PRT business are classified as loans and receivables or designated as FVTPL. Financial assets supporting modified coinsurance reserves within reinsurance treaties are designated as FVTPL. Any changes in the fair value of the underlying assets matched to the future policy benefits are directly reflected in the future policy benefits. Unless the asset is deemed to be impaired, changes in the fair value of assets matching these liabilities and changes in the corresponding future policy benefits are directly recognized in the Statements of Operations in order to avoid a mismatch that would otherwise arise. Transaction costs related to FVTPL investments are recognized within net investment income on the Statements of Operations as incurred.
Loans and receivables are measured at amortized cost using the effective interest method, less any applicable provision for impairment. Transaction costs and certain fees the company receives related to loans and receivables are capitalized as a part of the carrying value at initial recognition.

Financial assets are classified according to their nature and use by the company at the time of initial recognition. The remaining financial assets other than FVTPL and loans and receivables are classified as AFS. Unrealized gains (losses) are recognized in other comprehensive income. Upon realization, gains or losses are reclassified to the Statements of Operations and recorded in net investment income. Transaction costs related to AFS investments are capitalized as a part of the carrying value at initial recognition.
Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the company has transferred substantially all the risks and rewards of ownership.
Any gain or loss arising on derecognition is recognized directly in net income and presented in realized gains (losses) on investments within net investment income.
(l)Derivative financial instruments and hedge accounting
The company manages foreign currency exposure and other market risks associated with certain assets and liabilities by using derivative financial instruments such as foreign exchange forwards, cross currency swaps, interest rate swaps, equity-indexed options and bond futures. Derivative financial instruments are classified as held for trading which are measured as FVTPL investments. Derivative financial instruments are recorded at fair value on acquisition date and subsequently revalued at fair value at each reporting date. Derivative financial instruments with positive values are recorded as derivative assets and negative fair values are reported as derivative liabilities. Changes in the fair value of derivatives are recorded in net investment income in the Statements of Operations.
Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is assurance that it will continue to be effective as a hedge based on an expectation of offsetting fair values. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. For those derivatives which qualify and have been designated as fair value hedges, net income includes the changes in the fair value of both the derivative instrument and the hedged risk. The hedged item carrying amount shall be adjusted for the gain or loss.
In some instances, the company holds collateral to offset exposure from its counterparties relating to its derivative instruments. Collateral that supports credit risk is reported in the Statements of Financial Position as an offset to other invested assets with an associated payable to other liabilities for excess collateral.
Derivatives embedded in reinsurance contracts which are not closely related to the host contract are separated and measured at fair value in the Statements of Financial Position. Changes in the fair value are included in the net investment results from funds withheld in the Statements of Operations.
(m)Reinsurance funds withheld
Reinsurance funds withheld is a receivable for amounts contractually withheld by ceding companies in accordance with reinsurance agreements in which NER Ltd. and NER SPC, indirect wholly owned subsidiaries of the company, act as reinsurers. The receivable represents assets that are held in custodial accounts that are legally segregated from the third-party ceding companies’ general accounts and are managed by NER Ltd. and NER SPC. The assets are typically cash and cash equivalents and fixed income asset types. In the event of ceding companies' insolvency, NER Ltd. and NER SPC would need to assert a claim on the assets supporting the reserve liabilities. However, NER Ltd. and NER SPC have the ability to offset amounts owed to the ceding companies. Interest generally accrues on these assets based upon the investment earnings on the underlying investments. The company is subject to the investment performance and has all economic rights and obligations on the funds withheld assets, in a fashion similar to the invested assets held directly by NER Ltd. and NER SPC. The underlying agreements contain embedded derivatives as discussed in Derivative financial instruments (Note 2(l)).

(n)Investment in associates, joint ventures and other limited partnership interests
Associates are entities over which the company exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but without control or joint control over those policies. Joint ventures are joint arrangements whereby the parties that have joint control of the arrangement have the rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control over an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. Other limited partnership interests are partnership arrangements in which the company has the ability to exercise significant influence over the investee’s operations, but it does not have a controlling interest and is not the primary beneficiary.
The equity method is used to account for the company’s investments in associates, joint ventures and other limited partnership interests within the Statements of Financial Position and the Statements of Operations.
Interests in associates, joint ventures and other limited partnership interests accounted for using the equity method are initially recognized at cost. At the time of initial recognition, if the cost of the associate or joint venture or other limited partnership interests is lower than the proportionate share of the investment's underlying fair value, the company records a gain on the difference between the cost and the underlying fair value of the investment in net income. If the cost of the associate or joint venture or other limited partnership interests is greater than the company’s proportionate share of the underlying fair value, goodwill relating to the associate or joint venture or other limited partnership interests is included in the carrying amount of the investment.
Subsequent to initial recognition, the carrying value of the company’s interest in an associate or joint venture or other limited partnership interests is adjusted for the company’s share of comprehensive income and distributions of the investee. Profit and losses resulting from transactions with an associate or joint venture or other limited partnership interests are recognized in the financial statements based on the interests of unrelated investors in the investee. The carrying value of associates or joint ventures or other limited partnership interests is assessed for impairment indicators at each reporting date. Impairment losses on equity accounted investments may be subsequently reversed in net income. Further information on equity accounted investments is available in Note 7.
(o)Property and equipment
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
Depreciation of property and equipment commences when it is available for use. Property and equipment are depreciated on a straight-line basis over the estimated useful lives of each component of the property and equipment. The estimated useful lives of the property and equipment are three to thirty years.
Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, on a straight-line basis. The estimated useful lives, residual values and depreciation methods are reviewed at the end of each annual reporting period, with the effect of any changes recognized on a prospective basis.
(p)Intangible assets
Intangible assets consist of capitalized costs of estimated fair value of computer software, distributor relationships, trade name and insurance licenses. Intangible assets are included in other assets within the Statements of Financial Position.
Definite-lived intangible assets are carried at cost less accumulated amortization. Amortization expense is primarily calculated using the straight-line amortization method.

The company assesses the impairment of definite-lived intangible assets in accordance with its policy for the impairment of property and equipment. The company assesses the impairment of indefinite-lived intangible assets in accordance with its policy for the impairment of goodwill.
(i)Distributor Relationships
The distribution assets reflect relationships American National has with third-party intermediaries that sell new business for the company. These assets are valued using the multi-period excess-earnings method, which derives value based on the present value of the after-tax cash flows attributable to the intangible asset only. The average useful life of distributor relationships is 19 years.
(ii)Trade Name
This represents American National's trade name and was valued using the relief from royalty method, which derives value based on present value of the after-tax royalty savings attributable to owning the intangible asset. The useful life of the trade name is 10 years.
(iii)Insurance Licenses
Given the highly regulated nature of the insurance industry, companies are required to hold certain licenses to operate. These licenses are valued using the comparable transaction method based on observable license transactions in the insurance industry. Insurance licenses represent an indefinite-lived intangible asset.
(q)Deferred acquisition costs and value of business acquired
Deferred policy acquisition costs (“DAC”) are capitalized costs related directly to the successful acquisition of new or renewal insurance contracts. Significant costs are incurred to acquire insurance, reinsurance, and annuity contracts, including commissions and certain underwriting, policy issuance, and processing expenses.
DAC on Reinsurance business is amortized over the life of the policies in proportion to the estimated gross profits. Costs that are directly related to the successful acquisition of reinsurance contracts are capitalized as DAC to the extent that they are recoverable from gross profits. These costs consist of commission and policy issuance costs, as well as sales inducements credited to policyholder account balances.
Effective October 1, 2022, the company made a change in accounting policy to treat the difference between the amount paid for reinsurance contracts and the amount of the liabilities for policy benefits relating to the underlying reinsured contracts as the cost of reinsurance that is deferred and amortized over the reinsurance contract. This was applied retrospectively as it resulted in reliable and more relevant information about the effects of the reinsurance treaty on the company's financial conditions and performance.
DAC on traditional life, including limited-pay contracts, and health products is amortized with interest over the anticipated premium-paying period of the related policies in proportion to the ratio of annual premium revenue expected to be received over the life of the policies. Expected premium revenue is estimated by using the same mortality, morbidity, and withdrawal assumptions used in computing liabilities for future policy benefits.
DAC on universal life and investment-type contracts is amortized as a level percentage of the present value of anticipated gross profits from investment yields, mortality, and surrender charges. The effect of the realization of unrealized gains (losses) on DAC is recognized in net unrealized loss on available for sale securities in the Statements of Financial Position as of the reporting date. A change in interest rates could have a significant impact on DAC calculated for these contracts.
DAC associated with property and casualty business is amortized over the coverage period of the related policies, in relation to premiums earned.
DAC on participating whole life products is amortized in proportion to estimated gross margins. Estimated gross margins are equal to premiums, plus investment income, less benefits, less expenses not included in DAC, less the change in reserves, less dividends.

For short-duration and long-duration contracts, DAC is grouped consistent with the manner in which insurance contracts are acquired, serviced, and measured for profitability and is reviewed for recoverability based on the profitability of the underlying insurance contracts. Investment income is anticipated in assessing the recoverability of DAC for short-duration contracts.
Value of Business Acquired ("VOBA") is the intangible asset representing the value assigned to contracts already in force.
In conjunction with the acquisition of insurance policies or investment contracts, a portion of the purchase price is allocated to the right to receive future gross profits from cash flows and earnings of associated insurance policies and investment contracts. This intangible asset is based on the actuarially estimated present value of future cash flows from associated insurance policies and investment contracts acquired. The estimated present value of future cash flows used in the calculation of VOBA is based on certain assumptions, including mortality, persistency, expenses and interest rates that the company believes to be those of a market participant. The company amortizes VOBA based on the estimated premium earning patterns.
(r)Reinsurance assets
In the normal course of business, BAC and American National are users of reinsurance in order to limit the potential for losses arising from certain exposures. To the extent that third party reinsurers are unable to meet their obligations, BAC and American National remain liable to its policyholders for the portion reinsured.
Reinsurance assets are estimated amounts due to the company from reinsurers related to paid and unpaid ceded claims and claim adjustment expenses ("CAE") and are presented net of a reserve for collectability. Recoveries of gross ultimate losses under our non-catastrophe reinsurance are estimated by a review of individual large claims and the ceded portion of IBNR using assumed distribution of loss by percentage retained. Recoveries of gross ultimate losses under our catastrophe reinsurance are estimated by applying reinsurance treaty terms to estimates of gross ultimate losses. The most significant assumption is the average size of the individual losses for those claims that have occurred but have not yet been reported and our estimate of gross ultimate losses. The ultimate amount of the reinsurance ceded recoverable is unknown until all losses settle.
At each reporting date, the reinsurance assets, if any, are assessed for impairment. If there is objective evidence that the reinsurance assets are not recoverable and the impact of the event can be reliably measured, an impairment loss is recognized for the amount by which the carrying amount exceeds the recoverable amount.
(s)Investment properties
Investment properties are held primarily to earn rental income or capital appreciation or for both, but are not for sale in the ordinary course of business. The company accounts for its investment properties in accordance with IAS 40 Investment Property (“IAS 40”). Investment properties including related improvements are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset (typically 15 to 50 years). Rental income is recognized on a straight-line basis over the term of the respective lease and is measured, depreciated and assessed for impairment in the same manner as property and equipment.
(t)Goodwill
Goodwill is measured as the excess of the sum of the consideration transferred over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. Goodwill is allocated to the cash-generating unit or units to which it relates. The company identifies cash-generating units as identifiable groups of assets that are largely independent of the cash inflows from other assets or groups of assets.

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined for goodwill by assessing if the carrying value of a cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated value-in-use and fair value less costs of disposal. Impairment losses recognized in respect of a cash-generating unit are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the cash-generating unit. Any goodwill impairment is charged to profit or loss in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed. In the year of a business acquisition, the recoverability of the acquired goodwill is assessed by revisiting the assumptions of the related underwriting model.
The company assesses the impairment of goodwill by reviewing the value-in-use or fair value less costs of disposal of the cash-generating units to which goodwill has been allocated. The company uses the following significant assumptions and estimates: the circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the cash-generating unit, discount rates, terminal capitalization rates, terminal valuation dates, useful lives and residual values.
(u)Separate account assets and liabilities
Separate account assets and liabilities are funds that are held separate from the general assets and liabilities of the company. Separate account assets include funds representing the investments of variable insurance product contract holders, who bear the investment risk of such funds. Investment income and investment gains and losses from these separate funds accrue to the benefit of the contract holders. The company reports separately, as assets and liabilities, investments held in such separate accounts and liabilities of the separate accounts if (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from the company's general account liabilities; (iii) investments are directed by the contract holder; and (iv) all investment performance, net of contract fees and assessments, is passed through to the contract holder. In addition, the company's qualified pension plan assets are included in separate accounts. The assets of these accounts are carried at fair value. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and related liability increases are excluded from benefits and expenses in the Statements of Operations. Separate accounts are established in conformity with insurance laws and are not chargeable with liabilities that arise from any other business of the company.
(v)Assets pledged as collateral
The company receives and pledges collateral in respect to certain derivative contracts, in order to meet its contractual obligations. The amount of collateral required is determined by the valuation of each contract on a mark-to-market basis and the type of collateral to be deposited is specified within the agreement with each counterparty.
Collateral pledged continues to be recognized in the Statements of Financial Position as the company retains all rights related to these assets.
Collateral received is not recognized in the Statements of Financial Position unless the company acquires the rights relating to the economic risks and rewards related to these assets.
(w)Collateralized borrowing transactions
Securities sold under repurchase agreements are collateralized borrowing transactions. A repurchase agreement provides the lender of securities the right to receive from the counterparty sufficient cash to purchase the same securities at the maturity of the agreement. These transactions are measured at amortized cost and are recorded at amounts at which the securities were initially sold.
The company recognizes an asset in the Statements of Financial Position, representing the cash received, and a liability for the same amount, representing the obligation to repurchase the loaned bonds. Repurchase agreements with the same counterparty are presented net in the Statements of Financial Position, when the criteria to offset are met.

(x)Classification of financial instruments
Accrued investment income, reinsurance recoverable, premium due and other receivables, due from related party, private loans, mortgage loans, other loans and other assets have been classified as loans and receivables. Due to related party, reinsurance payable, note payable, corporate borrowings, subsidiary borrowings, and other liabilities have been classified as other financial liabilities. Loans and receivables and other financial liabilities are measured at amortized cost. Further details of the financial instruments are described in Note 4.
(y)Right of offset
Amounts presented in these financial statements are presented on a net basis when there exists both a legally enforceable right to offset the recognized amounts and an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.
For derivative financial instruments, the company has a right of offset in the event of default, insolvency, bankruptcy or other early termination under the master netting agreements. As our rights of offset are conditional, derivative financial instruments are not offset in the Statements of Financial Position.
(z)Impairment
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
For financial assets measured at amortized cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. The impairment loss is recorded in the Statements of Operations.
For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect to AFS equity securities, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increases in fair value subsequent to an impairment loss is recognized in other comprehensive income. In respect of AFS debt securities, impairment losses are subsequently reversed through profit or loss if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss. The reversal cannot exceed the impairment expense amount. The amount of reversal is recorded in the Statements of Operations.
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

(aa)Future policy benefits
Contract classifications
Contracts under which the company accepts significant insurance risk from a policyholder are classified as insurance contracts in accordance with IFRS 4 Insurance Contracts (“IFRS 4”) on the Statements of Financial Position. A contract is considered to have significant insurance risk if, and only if, an insured event could cause an insurer to make significant additional payments in any scenario, excluding scenarios that lack commercial substance at the inception of the contract. Contracts under which the company does not accept significant insurance risk are classified as either investment contracts or considered a service contract and are accounted for in accordance with IAS 39 Financial Instruments: Recognition and Measurement or IFRS 15 Revenue from Contracts with Customers, respectively. Once a contract has been classified as an insurance contract, it remains an insurance contract for the remainder of its term, even if the insurance risk reduces significantly during the year, unless all rights and obligations are extinguished or expire. Investment contracts can be reclassified as insurance contracts if insurance risk subsequently becomes significant.
Measurement
Future policy benefits are determined by BAC using the Canadian Asset Liability Method (“CALM”), in accordance with the standards of the Canadian Institute of Actuaries (“CIA”) and as permitted by IFRS 4. BAC’s Appointed Actuary is responsible for determining the amount of future policy benefits in accordance with standards established by the CIA. CALM is used to determine future policy benefits and incorporates best-estimate assumptions for longevity, future investment yields, administration costs, margins for adverse deviation and inflation. Margins for adverse deviation are necessary to provide for possibilities of misestimation and future deterioration in the best estimate assumptions, and provide reasonable assurance that future policy benefits cover a range of possible outcomes. Margins are reviewed periodically for continued appropriateness.
Future policy benefits are determined by NER Ltd. using a reserve methodology under accounting principles generally accepted in the United States of America ("US GAAP"), as permitted by IFRS 4. Future policy benefits are carried at the accumulated contract holder values without reduction for potential surrender or withdrawal charges. These are equal to the balance that accrues to the benefit of the policyholders as of the reporting date (commonly referred to as the account value), including policyholders’ accumulated net deposits plus a guaranteed rate of interest credited, less policyholder deaths and withdrawals. Future policy benefits are further evaluated using accepted actuarial valuation methods based on assumptions related to mortality, withdrawals, surrender and deposit rates, determined when the policies are assumed.
Future policy benefits are determined by NER SPC using US GAAP reserve methodology, as permitted by IFRS 4. Future policy benefits for fixed index annuity contracts (with embedded derivatives) are carried at fair value with an explicit margin added to the mortality, lapse and partial withdrawal assumptions. The host contract and the embedded derivative are bifurcated. The embedded derivative cash flows incorporate a risk margin and are discounted using a rate that reflects our own credit rating. The host contract is established at contract inception as the initial value less the initial fair value of the embedded derivative and accreted over the policy’s life. The host value’s accretion rate is updated each quarter so that the present value of the actual and expected guaranteed cash flows is equal to the initial host.
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

Future policy benefits are determined by American National using US GAAP reserve methodology, as permitted by IFRS 4. Liabilities for future policy benefits for traditional products have been provided on a net level premium method based on estimated investment yields, withdrawals, mortality, and other assumptions that were appropriate at the time the policies were issued. Upon acquisition, the fair value of future policy benefits was determined using a Defined Valuation Net Premium (DVMP) method. Key assumptions used in calculating the fair value of future policy benefits include the net to gross premium ratio, discount rates and Provisions for Adverse Deviation (PADs) including mortality and inflation. Estimates are based on historical experience adjusted for possible adverse deviation. These estimates are periodically reviewed and compared with actual experience. When it is determined that future expected experience differs significantly from existing assumptions, the estimates are revised for current and future issues.
Included within future policy benefits are amounts related to certain contracts or blocks of business that have negative VOBA. Negative VOBA is amortized over the duration of the respective contracts, being 30 years using the straight-line method. We record the fair value of the liabilities assumed in two components: reserves and VOBA. Reserves are established using our best estimate assumptions consistent with the policies described below for future policy benefits and interest sensitive contract liabilities. VOBA is the difference between the fair value of the liabilities and the reserves. Any negative VOBA is recorded within the associated reserves.
(ab)Policyholders’ account balances
Policyholders' account balances represent the contract value that has accrued to the benefit of the policyholders related to universal-life and investments-type contracts. For fixed products, these are generally equal to the accumulated deposits plus interest credited, reduced by withdrawals, payouts, and accumulated policyholder assessments. Indexed product account balances are equal to the sum of host and embedded derivative reserves computed per derivative accounting guidance.
(ac)Policy and contract claims
Policy and contract claims are established to provide for the estimated costs of paying claims. These reserves include estimates for both case reserves and incurred but not reported claims (“IBNR”) liabilities. Case reserves include the liability for reported but unpaid claims. IBNR liabilities include a provision for potential development on case reserves, losses on claims currently closed which may reopen in the future, as well as IBNR claims. These liabilities also include an estimate of the expense associated with settling claims, including legal and other fees, and the general expenses of administering the claims adjustment process.
(ad)Other policyholder funds
Other policyholder funds consist of liabilities related to dividends payable on participating business. For the majority of this participating business, profits earned are reserved for the payment of dividends to policyholders, except for the stockholders' share of profits on participating policies. Participating policyholders' interest includes the accumulated net income from participating policies reserved for payment to such policyholders in the form of dividends, less net income allocated to stockholders, as well as a pro rata portion of unrealized investment gains (losses), net of tax.
(ae)Structured entities
The company invests a portion of its assets in structured entities that issue debt and preferred securities to subsidiaries of the company, and its reinsurance treaty accounts. The company controls these entities, and as a result, these entities are consolidated within the company’s financial statements. The company assesses the variable returns determination for the structured entities on an ongoing basis.
Liabilities of the entities that do not eliminate upon consolidation are recorded as liabilities of structured entities.
The carrying amount of the company’s investment in the consolidated structured entities is determined in accordance with the company’s accounting policies for the underlying securities held within the structured entities.

(af)Funds withheld liabilities
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
(ag)Reinsurance assumed
NER Ltd. closed a retrocession agreement on September 3, 2021 with a third party insurance company to reinsure multi-year guarantee fixed annuities. At the time of closing, the retrocession agreement had a retrospective effective date of April 1, 2021, representing the date on which the company has the reinsurance contractual obligations.
NER Ltd. assumes insurance contracts under modified coinsurance arrangements (“Modco arrangements”).
Assets and liabilities assumed under Modco arrangements are presented gross on the balance sheet. For insurance contracts, the change in assumed reserves and benefits are presented as change in insurance reserves on the Statements of Operations. Assumed premiums are included in premiums on the Statements of Operations. Expenses outside of account value, such as commissions and federal excise taxes, are included in other reinsurance expenses in the Statements of Operations.
NER SPC closed a retrocession agreement on October 8, 2021 with an insurance company which was the company's associate to reinsure fixed indexed annuities. At the time of closing, the retrocession agreement had a retrospective effective date of July 1, 2021, representing the date on which the company has the reinsurance contractual obligations.
NER SPC assumes insurance contracts under Modco arrangements and Coinsurance. NER SPC generally has the right of offset on reinsurance contracts but have elected to present reinsurance settlement amounts due to and from the cedant on a gross basis.
(ah)Deferred revenue
The deferred revenue for interest-sensitive life and investment-type contracts is amortized over the life of the policies. Different amortization methods are permissible, one of these methods being present value of estimated gross profits. However, if estimated gross profits are expected to be negative, alternative amortization techniques are to be used. Given the absence of initial profits for NER Ltd., the deferred revenue is amortized by number of in-force policies. Estimates of in-force policy numbers are based on assumptions using accepted actuarial methods. Amortization is recorded in total revenue within the Statements of Operations.
(ai)Participating insurance policies
For the majority of participating business, profits earned are reserved for the payment of dividends to policyholders, except for the stockholders' share of profits on participating policies, which is limited to the greater of 10% of the profit on participating business, or 50 cents per thousand dollars of the face amount of participating life insurance in-force. Participating policyholders' interest includes the accumulated net income from participating policies reserved for payment to such policyholders in the form of dividends (less net income allocated to stockholders as indicated above) as well as a pro rata portion of unrealized investment gains (losses).
For all other participating business, the allocation of dividends to participating policy owners is based upon a comparison of experienced rates of mortality, interest and expenses, as determined periodically for representative plans of insurance, issue ages and policy durations, with the corresponding rates assumed in the calculation of premiums.

(aj)Premium, benefits, claims incurred, and expenses
Traditional ordinary life and health premiums are recognized as revenue when due. Benefits and expenses are associated with earned premiums to result in recognition of profits over the term of the insurance contracts.
Annuity premiums received on limited-pay and supplemental annuity contracts involving a significant life contingency are recognized as revenue when due. Deferred annuity premiums are recorded as deposits rather than recognized as revenue. Revenues from deferred annuity contracts are principally surrender charges and, in the case of variable annuities, administrative fees assessed to contract holders.
Universal life and single premium whole life revenues represent amounts assessed to policyholders including mortality charges, surrender charges actually paid, and earned policy service fees. Amounts included in benefits are claims in excess of account balances returned to policyholders and interest credited to account balances.
Property and casualty premiums are recognized as revenue over the period of the contract in proportion to the amount of insurance protection, which is generally evenly over the contract period. Claims incurred consist of claims and CAE paid and the change in reserves.
Gross premiums for PRT and reinsurance issued are recognized as revenue when due and collection is reasonably assured. When premiums are recognized, future policy benefits are computed, the result being that benefits and expenses are matched with such revenue. Premiums ceded are recognized when due and in accordance with the terms of the contractual agreement between the company and reinsurer. Premium refunds, if any, are recognized on an accrual basis. Gross benefits and benefits ceded are recorded in the Statements of Operations when they are due and incurred.
(ak)Pension and postretirement benefit plans
Pension and postretirement benefit obligations and costs for our frozen benefit plans are estimated using assumptions including demographic factors such as retirement age and mortality.
The company uses a discount rate to determine the present value of future benefits on the measurement date. The guideline for setting this rate is a high-quality long-term corporate bond rate. For this purpose, a hypothetical bond portfolio to match the expected monthly benefit payments under the pension plan was constructed with the resulting yield of the portfolio used as a discount rate.
In developing the investment return assumption, we relied on a model that utilizes the following factors:
•Current yield to maturity of fixed income securities
•Forecasts of inflation, GDP growth, and total return for each asset class
•Historical plan performance
•Target asset allocation
•Standard deviations and correlations related to historical and expected future returns of each asset class and inflation
The resulting assumption is the assumed rate of return for the plans' target asset allocation, net of investment expenses, and reflects anticipated returns of the plans' current and future assets.
Using this approach, the calculated return will fluctuate from year to year; however, it is the company's policy to hold this long-term assumption relatively constant.
(al)Net investment income
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
Investment upfront fees are considered to be loan origination fees and are capitalized as part of the carrying value of the loans and receivables as received and amortized over the life of the loans.

(am)Net investment results from funds withheld
Net investment results from funds withheld include investment income on funds withheld investments and changes in the fair value of derivatives embedded in reinsurance contracts, as discussed in Note 2(l). Changes in the fair value of the embedded derivative are included in the net investment results from funds withheld in the Statements of Operations.
(an)Leases
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
The ROU asset is depreciated to the earlier of the end of the useful life or lease term using the straight-line method as this reflects the expected pattern of use. At each reporting date, the company assesses whether there is any indication that the ROU asset may be impaired. If an impairment indicator exists, then the company will adjust the value of the ROU asset to its recoverable amount and an impairment loss is recognized. The ROU asset is included in property and equipment in the Statements of Financial Position.
The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made. It is remeasured when there is a change in future lease payments arising from a change in rates or there is a change in the company’s estimate of the amount expected to be payable. The lease liability is included in other liabilities in the Statements of Financial Position.
(ao)Income taxes
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
Deferred income tax liabilities are provided for using the liability method on temporary differences between the tax bases used in the computation of taxable income and carrying amounts of assets and liabilities in the financial statements. Deferred income tax liabilities are recognized for taxable temporary differences, except where the company is able to control the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on the tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority within a single taxable entity, or the company intends to settle its current tax assets and liabilities on a net basis in the case where there exists different taxable entities in the same taxation authority and when there is a legally enforceable right to set off current tax assets against current tax liabilities.
(ap)Provisions
Provisions are recognized when the company has a present obligation, either legal or constructive, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense is recognized in the Statements of Operations, net of any reimbursement.
The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the obligation, its carrying amount is the present value of those cash flows.
When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.
(aq)Foreign currencies
The USD is the functional and presentation currency of the company.
Foreign currency denominated monetary assets and liabilities of the company are translated using the rate of exchange prevailing at the reporting date and non-monetary assets and liabilities measured at fair value are translated at the rate of exchange prevailing at the date when the fair value was determined. Revenues and expenses are measured at average rates during the year. Gains or losses on translation of these items are included in net income. Foreign currency denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date.
For purposes of presenting the financial statements, assets and liabilities of the company are translated using the exchange rate prevailing at the reporting date. Revenue and expenses are measured at transactional or average rates during the year. Gains or losses on translation of these items are included in other comprehensive income.
(ar)Segments
In accordance with IFRS 8 Operating Segments, the company uses a management approach to determine operating segments. The management approach considers the internal organization and reporting used by the company’s chief operating decision maker (“CODM”) for making decisions, allocation of resources and assessing performance. The company’s CODM has been identified as the Chief Executive Officer who reviews the results of operations when making decisions about allocating resources and assessing performance of the company. Our operations were reorganized into three reportable segments during the second quarter of 2022: Reinsurance, PRT and Direct Insurance (see Note 24).

(as)Earnings per share
The holders of the class C shares are entitled to receive distributions if, and when declared or authorized. Our Board of Directors has adopted a policy that class C share distributions will be paid quarterly in an amount equal to the company’s distributable earnings (as determined by management of the company) after payment of distributions on the class A exchangeable shares, class B shares and any other shares ranking senior to the class C shares and after provision for expenses, anticipated cash needs, and other similar adjustments. Total outstanding class C shares have been used to calculate basic earnings per share. Class A exchangeable shares and class B shares are not considered participating securities nor considered to be ordinary shares, and consequently per share amounts for these classes of shares have not been presented.
Basic earnings per share attributable to class C shareholders are calculated by dividing the company's net income for the year, less distributions payable to class A exchangeable and class B shareholders, by the weighted average number of class C shares outstanding during the year.
Basic and diluted earnings per share for the year ended December 31, 2020 of $18.92, were calculated by dividing the net income attributable to Brookfield for the year by the weighted average number of the common shares from Brookfield Annuity Holdings Inc., which was a wholly owned subsidiary of Brookfield (2020 – 85 million). The earnings per share amount for December 31, 2020 is not comparable to the earnings per share amount for the years ended December 31, 2021 and December 31, 2022 as a result of the Spin-off and the issuance of Class A exchangeable shares, class B shares and class C shares on June 28, 2021. Further details of the Spin-off are described in Note 1(b).
(at)Interest rate benchmark reform
Various interest rate benchmarks including London Interbank Offered Rate ("LIBOR") are the subject of international regulatory guidance and proposals for reform. Regulators in various jurisdictions have advocated for the transition from Interbank Offered Rates ("IBORs") to alternative reference rates, based on risk-free rates determined using actual market transactions. As a result, many LIBOR values, including 1-week and 2-month US LIBOR, were discontinued on December 31, 2021. The remaining US LIBOR values will be discontinued on June 30, 2023.
Similarly, on May 16, 2022, it was announced that the publication and calculation of all tenors of Canadian Dollar Offered Rate ("CDOR") will be permanently ceased after June 28, 2024. Concurrently, OSFI published their expectation that Federally Regulated Financial Institutions transition all derivatives and securities to alternative reference rates by June 30, 2023, with no new CDOR exposures after that date, with limited exceptions.
As at December 31, 2022, the company had $641 million non-derivative financial assets benchmarked to US LIBOR (2021 – $425 million) with a maturity date beyond June 30, 2023 for US LIBOR. In addition, with respect to the company's derivative instruments, the notional amounts of $5 million were benchmarked to US LIBOR (2021 – $6 million) and $14 million benchmarked to CDOR (2021 – $84 million) with a maturity date beyond June 30, 2023 for US LIBOR and June 28, 2024 for CDOR.
As at December 31, 2022, the company has completed the transition to the Secured Overnight Financing Rate ("SOFR") for the debt benchmarked to LIBOR.
(au)Accounting estimates and judgements
The preparation of the financial statements in accordance with IFRS requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Estimates are subject to uncertainty and can therefore differ significantly from actual results. The items most susceptible to changes in estimates and assumptions include the measurement of future policy benefits, policy and contract claims, reinsurance assets, the fair value of financial assets determined using valuation techniques, the impairment of financial instruments and purchase price accounting. Actual results may differ from our estimates thereby impacting the financial statements. Outcomes within the next financial year that are different from assumptions could require a material adjustment to the carrying amount of the asset or liability affected.

Management judgment is also used in applying the accounting policies used to prepare the financial statements. The items most susceptible to changes in estimate and judgements are the measurement of embedded derivatives (Note 5), reinsurance assets (Note 13 and 14), future policy benefits (Note 13) and policy and contract claims (Note 14), and impairment of available-for-sale securities and loans and receivables (Note 4) and goodwill (Note 11).
(av)Recently adopted accounting standards
Amendments to IFRS 3 - Business Combinations ("IFRS 3")
The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising from liabilities and contingent liabilities that would be within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), or IFRIC 21, Levies (“IFRIC 21”), if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. The amendments apply to annual reporting periods beginning on or after January 1, 2022.
The adoption did not have a significant impact on the company’s financial reporting.

NOTE 3. ACQUISITION OF BUSINESS
On May 25, 2022, American National was acquired by a wholly-owned subsidiary of the company. American National offers a broad portfolio of insurance products, including individual and group life insurance, annuities, health insurance, and property and casualty insurance. Under the terms of the Merger Agreement, the company acquired 100% of all American National issued and outstanding shares in exchange for $190 per share, which is equivalent to $5.1 billion. The consideration was all cash. The company acquired all assets and assumed all liabilities of American National as of the closing date, and consolidates the business for financial statement purposes.

The following summarizes the consideration transferred, fair value of assets acquired and liabilities assumed at the acquisition date:
(in US$ millions)

Total consideration transferred for the acquisition	$5,107
Assets acquired
Cash and cash equivalents	1,021
Investments	22,519
Accrued investment income	101
Reinsurance recoverables	45
Premiums due and other receivables	437
Deferred tax assets	369
Property and equipment	175
Prepaid pension	149
Equity accounted investment	1,402
Deferred acquisition costs and value of business acquired	571
Reinsurance assets	410
Investment properties	541
Other assets	198
Separate account assets	1,123
Total assets acquired	29,061
Liabilities assumed
Future policy benefits	5,333
Policyholders' account balances	13,880
Policy and contract claims	1,706
Unearned premium reserve	1,073
Other policyholder funds	324
Notes payable	158
Other liabilities	449
Separate account liabilities	1,123
Total liabilities assumed	24,046
Less: Non-controlling interest	(10)
Net assets acquired	5,005
Goodwill	$102
Accounting for the acquisition is not finalized, and there remains some measurement uncertainty on the valuation and December 31, 2022 balances, pending completion of a comprehensive evaluation of the net assets acquired. The financial statements as at December 31, 2022 reflect management's current best estimate of the purchase price allocation. Final valuation of the assets acquired and liabilities assumed and the completion of the purchase price will occur by the end of the first quarter for 2023. As a result, the excess of the purchase price over the fair value of net assets acquired, representing goodwill of $102 million as at December 31, 2022, may be adjusted in future periods. Goodwill of approximately $102 million was recognized as a result of the acquisition. Goodwill recognized is not deductible for income tax purposes. Acquisition costs of $13 million were expensed at the acquisition date and recorded as Operating expenses on the Statements of Operations.
The acquired business contributed revenues of $2.3 billion and net profit of $277 million to the company for the period from May 25 to December 31, 2022.

If the acquisition had occurred on January 1, 2022, consolidated pro forma revenue and profit for the year ended December 31, 2022 would have been $3.9 billion and $454 million, respectively. These amounts have been calculated using the subsidiary's results and adjusting them for:
•differences in the accounting standards and policies between the company and American National, and
•the revised depreciation and amortization that would have been charged assuming the fair value adjustments to investments, property and equipment and intangible assets had applied from January 1, 2022, together with the consequential tax effects.

NOTE 4. FINANCIAL INSTRUMENTS
a)Summary of cash and cash equivalents, investments and derivative assets and liabilities
The summary of financial assets and financial liabilities is as follows:

	2022
AS AT DEC. 31 US$ MILLIONS	FVTPL[1]	AFS	Amortized Cost	Total
Cash and cash equivalents
Cash	$—	$—	$506	$506
Cash equivalents	—	—	1,639	1,639
Total cash and cash equivalents[2]	—	—	2,145	2,145

Derivatives
Foreign exchange forwards	6	—	—	6
Cross currency swaps	1	—	—	1
Interest rate swaps	1	—	—	1
Options	36	—	—	36
Total derivative assets	44	—	—	44

Debt securities
Bonds
Government and municipal	387	3,293	—	3,680
Corporate	1,974	11,492	—	13,466
Asset-backed securities	389	1,213	—	1,602
Private debt	—	256	—	256
Total debt securities	2,750	16,254	—	19,004

Equity
Common shares	—	1,207	—	1,207
Preferred shares	11	62	—	73
Private equity and other	—	129	—	129
Total equity	11	1,398	—	1,409

Loans and receivables
Mortgage loans	—	—	5,930	5,930
Private loans	—	—	1,172	1,172
Other loans	—	—	427	427
Total loans and receivables	—	—	7,529	7,529

Short term investments
Time deposit	—	—	1	1
Total short term investments	—	—	1	1

Separately managed accounts	—	128	—	128
Other invested assets	—	14	13	27
Total investments	2,761	17,794	7,543	28,098

Separate account assets	—	1,045	—	1,045

Reinsurance funds withheld	5,610	—	—	5,610

Derivative liabilities
Foreign exchange forwards	(13)	—	—	(13)
Bond futures	(25)	—	—	(25)
Total derivative liabilities	(38)	—	—	(38)

Funds withheld liabilities	(10)	—	—	(10)

Separate account liabilities	—	(1,045)	—	(1,045)

Notes payable	—	—	(151)	(151)
1.All financial instruments measured at FVTPL have been designated as FVTPL at initial recognition except for derivative assets and liabilities, which are financial assets that are held for trading.
2.Cash and cash equivalents as at December 31, 2022 includes $182 million of collateral that is pledged to the benefit of the company from its derivative counterparties with a corresponding liability to return the collateral in liabilities for derivative financial instruments.

	2021
AS AT DEC. 31 US$ MILLIONS	FVTPL[1]	AFS	Amortized Cost	Total
Cash and cash equivalents
Cash	$—	$—	$320	$320
Cash equivalents	—	—	73	73
Total cash and cash equivalents	—	—	393	393

Derivatives
Foreign exchange forwards	10	—	—	10
Bond futures	9	—	—	9
Options	127	—	—	127
Total derivative assets	146	—	—	146

Debt securities
Bonds
Government and municipal	377	1,287	—	1,664
Corporate	1,471	260	—	1,731
Asset-backed securities	115	53	—	168
Private debt	—	137	—	137
Total debt securities	1,963	1,737	—	3,700

Equity
Common shares	—	306	—	306
Preferred shares	4	15	—	19
Private equity and other	—	162	—	162
Total equity	4	483	—	487

Loans and receivables
Mortgage loans	—	—	188	188
Private loans	—	—	568	568
Total loans and receivables	—	—	756	756

Total investments	1,967	2,220	756	4,943

Reinsurance funds withheld	4,650	—	—	4,650

Derivative liabilities
Interest rate swaps	(1)	—	—	(1)
Total derivative liabilities	(1)	—	—	(1)

Funds withheld liabilities	(12)	—	—	(12)
1. All financial instruments measured at FVTPL have been designated as FVTPL at initial recognition except for derivative assets and liabilities, which are financial assets that are held for trading.

As at December 31, 2022, the fair value of loans and receivables was $7.2 billion. (2021 - $756 million)
The carrying value of investments and separate account assets, excluding equity, cash and cash equivalents and short term investments, are shown by contractual maturity of investments.

AS AT DEC.31, 2022 US$ MILLIONS	Within 1 year	1-3 years	4-5 years	Over 5 years	Total
Bonds	$2,939	$1,528	$3,154	$9,525	$17,146
Asset-backed securities	3	170	325	1,104	1,602
Private debt	—	—	117	139	256
Loans and receivables	1,059	2,246	2,029	2,195	7,529
Separately managed accounts	10	80	36	2	128
Other invested assets	—	2	3	22	27
Separate account assets	17	46	42	940	1,045
Total	$4,028	$4,072	$5,706	$13,927	$27,733

AS AT DEC.31, 2021 US$ MILLIONS	Within 1 year	1-3 years	4-5 years	Over 5 years	Total
Bonds	$1,209	$22	$66	$2,098	$3,395
Asset-backed securities	14	30	50	74	168
Private Debt	—	137	—	—	137
Loans and receivables	170	183	127	276	756
Total	$1,393	$372	$243	$2,448	$4,456
AFS investments and investments measured at amortized cost are individually evaluated for impairment. For the year ended December 31, 2022, the company did not incur any impairment expense (December 31, 2021 – $Nil).
The company had collateral pledged of $45 million as at December 31, 2022 (December 31, 2021 – $23 million) for the benefit of the company's counterparties primarily to its derivative instrument contracts, Federal Home Loan Bank agreements, reinsurance agreements, financing and worker's compensation.

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

	2022
AS AT DEC. 31 US$ MILLIONS	Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss:
Bonds	$—	$2,361	$—	$2,361
Asset-backed securities	—	389	—	389
Preferred shares	11	—	—	11
Derivative assets	—	43	1	44
Reinsurance funds withheld	—	5,610	—	5,610

Available for sale:
Bonds	1,107	12,066	1,612	14,785
Asset-backed securities	—	294	919	1,213
Private debt	—	—	256	256
Common shares	981	58	168	1,207
Preferred shares	23	—	39	62
Private equity and other	13	—	116	129
Other invested assets	—	14	—	14
Separate account assets	318	700	27	1,045
Separately managed accounts	—	—	128	128
Total financial assets	2,453	21,535	3,266	27,254

Financial liabilities
Fair value through profit or loss:
Derivative liabilities	(26)	(12)	—	(38)
Funds withheld liabilities	—	(10)	—	(10)
Available for sale:
Separate account liabilities	(318)	(700)	(27)	(1,045)
Total financial liabilities	$(344)	$(722)	$(27)	$(1,093)

	2021
AS AT DEC. 31 US$ MILLIONS	Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss:
Bonds	$—	$1,848	$—	$1,848
Asset-backed securities	—	115	—	115
Common shares	243	—	—	243
Preferred shares	4	—	—	4
Derivative assets	9	137	—	146
Reinsurance funds withheld	—	4,650	—	4,650

Available for sale:
Bonds	1,165	382	—	1,547
Asset-backed securities	—	53	—	53
Private debt	—	—	137	137
Common shares	1	62	—	63
Preferred shares	3	2	10	15
Private equity and other	—	—	162	162
Total financial assets	1,425	7,249	309	8,983

Financial liabilities
Fair value through profit or loss:
Derivative liabilities	—	(1)	—	(1)
Funds withheld liabilities	—	(12)	—	(12)
Total financial liabilities	$—	$(13)	$—	$(13)

The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

Type of Financial Instruments	Valuation Techniques and Key Inputs
Bonds and other equities
Valuation model is based on quoted prices of similar traded securities in active markets. For example, interest rates and yield curves observed at commonly quoted intervals, implied volatility, credit spread and market-corroborated inputs.
The company evaluates each asset class based on relevant market information, credit information, perceived market movements and sector news. The market inputs utilized in the pricing evaluation, listed in the approximate order of priority, include: benchmark yields, reported trades, pricing source quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, and economic events. The extent of the use of each market input depends on the asset class and the market conditions. Depending on the security, the priority of the use of inputs may change or some market inputs may not be relevant. For some securities, additional inputs may be necessary.

Asset-backed securities	Valuation model is based on quoted prices of similar traded securities in active markets.
The primary inputs to the valuation include quoted prices for identical assets, or similar assets in markets that are not active, contractual cash flows, weighted-average coupon and weighted-average maturity, issuer rating, structure of the security, expected prepayment speeds and volumes, collateral type, current and forecasted loss severity, average delinquency rates, vintage of the loans, geographic region, debt-service coverage ratios, payment priority with the tranche, benchmark yields and credit spreads.

Derivative assets/Derivative liabilities	Foreign currency forward contracts—discounted cash flow model—forward exchange rates (from observable forward exchange rates at the end of the reporting period); discounted at a credit adjusted rate.
Interest rate contracts - discounted cash flow model - forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate.
Warrants – intrinsic value based on the difference between strike prices and the unadjusted quoted prices of underlying equity investments in active markets.

Reinsurance funds withheld
Valuation model is based on quoted prices of similar traded securities in active markets. For example, interest rates and yield curves observed at commonly quoted intervals, implied volatility, credit spread and market-corroborated inputs.

Separate account assets and liabilities
The separate account assets included in the quantitative disclosures fair value hierarchy table are comprised of short-term investments, equity securities, and fixed maturity bonds available-for-sale. Short-term investments and fixed maturity securities are classified as Level 2 measurements. The classifications for separate assets reflect the fair value methodologies of the underlying asset and liability fair value methodologies listed above.

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
The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement of Level 3 financial instruments:

Type of Asset	Valuation Techniques	Significant Unobservable Inputs	Significant unobservable inputs and relationship of unobservable inputs to fair value
Equity-index Option	Heston and Black-Scholes Valuation models	• Interest rate (risk-free rate assumptions) • Underlying equity quoted index prices	• Increases (decreases) in interest rate assumptions decrease (increase) fair value • Increases (decreases) in underlying equity index prices increase (decrease) fair value
Bonds and asset-backed securities	Bonds • Discounted cash flows (yield analysis) • Income approach	Bonds • Contractual cash flows • Duration • Call provisions	Bonds • Increases (decreases) in contractual cash flows increase (decrease) fair value • Increases (decreases) in duration increase (decrease) fair value
	Asset-backed securities • Broker quotes • Income approach	Asset-backed securities • Contractual cash flows • Weighted-average coupon and maturity • Collateral type • Loss severity • Geography	Asset-backed securities • Increases (decreases) in contractual cash flows increase (decrease) fair value • Increases (decreases) in interest rate assumptions decrease (increase) fair value
Private debt	• Income approach	• Weighted-average life • Risk premium	• Increases (decreases) in weighted-average life increase (decrease) fair value • Increases (decreases) in interest rate assumptions decrease (increase) fair value
Common shares, preferred shares and private equity	• Broker quotes • Income approach	• Security structure

Separately managed accounts	Common Stock and Warrants • Guideline public company method uses price multiples from data on comparable public companies. • Option pricing method • Current Value Method ("CVM")	Common Stock and Warrants
• Next Calendar Year Multiple
• Next Calendar Year +1 Earnings before interest, tax, depreciation and amortization ("EBITDA") Multiple
•Last Twelve Months Revenue Multiple valuation metric shows revenue for the past 12 month period.
• Last Twelve Months EBITDA Multiple valuation metric shows earnings before interest, taxes, depreciation and amortization adjustments for the past 12 month period.
• Term
• Volatility
• Discount for lack of marketability ("DLOM")

• Increases (decreases) in Next Calendar Year Multiple increase (decrease) fair value
• Increases (decreases) in Next Calendar Year EBITDA Multiple increase (decrease) fair value
• Increases (decreases) in Last Twelve Months Revenue Multiple increase (decrease) fair value
• Increases (decreases) in Last Twelve Months EBITDA Multiple increase (decrease) fair value
• Increases (decreases) in term increase (decrease) fair value
• Increases (decreases) in volatility increase (decrease) fair value
• Increases (decreases) in DLOM decrease (increase) fair value
• Increases (decreases) in discount rate decrease (increase) fair value
Preferred Stock • Guideline public company method uses price multiples from data on comparable public companies. • CVM	Preferred Stock
• Next Calendar Year Revenue Multiple
• Next Calendar Year +1 EBITDA Multiple
• Last Twelve Months Revenue Multiple valuation metric shows revenue for the past 12 month period.
• Last Twelve Months EBITDA Multiple valuation metric shows earnings before interest, taxes, depreciation and amortization adjustments for the past 12 month period.
• Increases (decreases) in Next Calendar Year Revenue Multiple increase (decrease) fair value
• Increases (decreases) in Next Calendar Year EBITDA Multiple increase (decrease) fair value
• Increases (decreases) in Last Twelve Months Revenue Multiple increase (decrease) fair value
• Increases (decreases) in Last Twelve Months EBITDA Multiple valuation increase (decrease) fair value

Fixed Income • Discounted cash flows (yield analysis) • market transactions approach • CVM • Cost	Fixed Income • Discount rate • Next Calendar Year EBITDA	• Increases (decreases) in discount rate decrease (increase) fair value • Increases (decreases) in Next Calendar Year EBITDA increase (decrease) fair value
Separate account assets and liabilities	Equity method	• Proportionate share of net income of the underlying investment fund
• Proportionate share of other comprehensive income of the underlying investment fund
• Proportionate share of distribution received from the underlying investment fund	• Increases (decreases) in proportionate share of net income of the underlying investment fund increase (decrease) fair value
• Increases (decreases) in proportionate share of other comprehensive income of the underlying investment fund increase (decrease) fair value
• Increases (decreases) in proportionate share of distribution received from the underlying investment fund decrease (increase) fair value

The following table presents the changes in the balance of financial assets and liabilities classified as Level 3 as at December 31, 2022 and 2021:

	2022		2021
AS AT AND FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	Financial assets	Financial liabilities	Financial assets	Financial liabilities
Balance, beginning of year	$309	$—	$—	$—
Fair value changes in net income	(14)	3	—	—
Fair value changes in other comprehensive income	(33)	—	—	—
Additions	3,095	32	309	—
Disposals	(91)	(8)	—	—
Balance, end of year	$3,266	$27	$309	$—
Certain comparative amounts have been reclassified to be consistent with the current year's presentation.

There were no transfers between Level 1, Level 2 or Level 3 during the years ended December 31, 2022 and December 31, 2021.

c)Net investment income
Net investment income is comprised of income earned from the following:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021	2020
Interest income
Cash and cash equivalents	$34	$1	$—
FVTPL investments	106	51	28
AFS investments	326	12	2
Loans and receivables	237	5	—
Total interest income	703	69	30

Dividend income
FVTPL investments	5	—	—
AFS investments	7	—	—
Total dividend income	12	—	—

Realized gains on investments and derivatives
FVTPL investments	(86)	3	3
Derivatives	211	(45)	—
AFS investments	6	2	—
Foreign exchange gain/loss	26	9	—
Total realized gains on investments and derivatives	157	(31)	3

Unrealized gains (losses) on investments and derivatives
FVTPL investments	(302)	(60)	46
AFS investments	(22)	—	$—
Derivatives	(298)	27	6
Total unrealized gains (losses) on investments and derivatives	(622)	(33)	52

Other investment income (expenses)	86	(4)	(1)
Net investment income	$336	$1	$84

d)Net investment results from funds withheld
Net investment results from funds withheld is comprised of income earned from the following:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021	2020
Interest income
FVTPL investments	$199	$29	$—
Total interest income attributable to funds withheld	199	29	—

Realized losses on investments and derivatives
FVTPL investments	(73)	(2)	—
Foreign exchange losses	(3)	(4)	—
Total realized losses on investments and derivatives attributable to funds withheld	(76)	(6)	—

Unrealized losses on investments and derivatives
FVTPL investments	171	(19)	—
Foreign exchange losses	(14)	(1)	—
Total unrealized losses on investments and derivatives attributable to funds withheld	157	(20)	—

Other investment income	1	75	—

Net investment results from funds withheld	$281	$78	$—

e)Derivative financial instruments
The company manages foreign currency exposure and other market risks associated with certain assets and liabilities by using derivative financial instruments such as foreign exchange forwards, bond futures, options, cross currency swaps, interest rate swaps and warrants. Derivative financial instruments are financial contracts whose value is derived from underlying interest rates, exchange rates or other financial instruments.
Foreign exchange forwards, options, cross currency swaps, interest rate swaps and warrants are over-the-counter (OTC) contractual agreements negotiated between counterparties. Futures contracts are traded on an organized market and are contractual obligations to buy or to sell a financial instrument at a predetermined future time at a given price.
The notional principal represents the amount to which a rate or price is applied to determine the cash flows to be exchanged periodically and does not represent credit exposure. Maximum credit risk is the estimated cost of replacing derivative financial instruments which have a positive value, should the counterparty default.

The following table presents the fair values of derivative assets and liabilities categorized by type of hedge for accounting purposes and derivative investments:

	2022			2021
AS AT DEC. 31 US$ MILLIONS	Total notional amount	Fair value		Total notional amount	Fair value
		Assets	Liabilities		Assets	Liabilities
Derivative investments	$11,478	$44	$(32)	$7,469	$146	$(1)
Fair value hedges	140	—	(6)	—	—	—
Total derivatives[1]	$11,618	$44	$(38)	$7,469	$146	$(1)

Notional principal by terms of maturity and the fair value of derivatives are presented in the table below.

				Notional amount
AS AT DEC. 31, 2022 US$ MILLIONS	Fair value asset	Fair value liabilities	Collateral pledged	Within 1 year	1-3 years	4-5 years	Over 5 years	Notional principal
Exchange traded
Bond futures	$—	$(25)	$78	$1,504	$—	$—	$—	$1,504
Over-the-counter
Foreign exchange forwards	7	(13)	3	2,564	66	—	—	2,630
Cross currency swaps	1	—	—	9	—	—	8	17
Interest rate swaps	1	—	—	—	—	—	15	15
Options[1]	35	—	101	7,001	451	—	—	7,452
Total	$44	$(38)	$182	$11,078	$517	$—	$23	$11,618

1Includes equity-index options, recorded within Other invested assets in Note 4(a) and Note 4(b) tables.

				Notional amount
AS AT DEC. 31, 2021 US$ MILLIONS	Fair value asset	Fair value liabilities	Collateral pledged	Within 1 year	1-3 years	4-5 years	Over 5 years	Notional principal
Exchange traded
Bond futures	$9	$—	$22	$730	$—	$—	$—	$730
Over-the-counter
Foreign exchange forwards	10	—	1	787	59	—	—	846
Warrants	—	—	—	1	—	—	—	1
Cross currency swaps	—	—	—	—	10		8	18
Interest rate swaps	—	(1)	—	—	—	1	71	72
Options	127	—	—	5,802	—	—	—	5,802
Total	$146	$(1)	$23	$7,320	$69	$1	$79	$7,469

The company monitors the fair values of bond futures and forwards on a daily basis, with additional cash collateral obtained or refunded as necessary.

Bond futures and most foreign exchange forwards, cross currency swaps and options mature in less than 1 year. Interest rate swaps mature in over 5 years and settle on a semi-annual or annual basis. Derivatives are measured at FVTPL and are reported on the Statements of Financial Position as derivative assets or derivative liabilities. The fair value of exchange-traded futures contracts is determined based on Level 1 inputs. OTC foreign currency forwards, options, currency swaps and interest rate swaps are valued on the contract notional amounts, which is the difference between contract and market rates. These inputs are derived from observable market data and as such are classified as Level 2 instruments.
For OTC derivatives, collateral is collected from and pledged to derivative counterparties according to the Credit Support Annexes, which form part of the International Swaps and Derivatives Associations' master agreements, when the exposure exceeds a specified threshold. For exchange-traded derivatives, their positions are margined on a daily basis (both initial margin and variation margin) subject to derivative clearing agreements with the exchanges and clearing houses. As at December 31, 2022, the company has pledged $182 million of financial assets as collateral under the terms of the derivative contracts (2021 – $23 million).
For an analysis of the company’s risks arising from financial instruments and the policies and procedures to manage these risks refer to Note 22 Risk Management.

f)Summary of investments

	2022		2021
AS AT DEC. 31 US$ MILLIONS	Carrying Amount	Percent	Carrying Amount	Percent
Corporate debt securities
Corporate bonds	$13,466	46%	$1,731	34%
Asset-backed securities	1,602	5%	168	3%
Private debt	256	1%	137	3%
	15,324	53%	2,036	40%
Government bonds
United States government	3,292	11%	1,271	25%
Canada government	79	—%	61	1%
Canada provincials	309	1%	332	7%
	3,680	13%	1,664	33%
Loans and receivables
Private loans	1,172	4%	568	11%
Mortgage loans	5,930	20%	188	4%
Other loans	427	2%	—	—%
	7,529	26%	756	15%
Separately managed accounts	128	—%	—	—%
Other invested assets	27	—%	—	—%
Separate account assets	1,045	4%	—	—%

Derivatives
Foreign exchange forwards	(7)	—%	10	—%
Cross currency swaps	1	—%	—	—%
Interest rate swaps	1	—%	(1)	—%
Bonds futures	(25)	—%	9	—%
Options	36	1%	127	2%
	6	1%	145	2%
Equity
Common shares	1,207	4%	306	6%
Preferred shares	73	—%	19	—%
Private equity and other	129	—%	162	3%
	1,409	4%	487	10%

Total	$29,149	100%	$5,088	100%

NOTE 5. REINSURANCE FUNDS WITHHELD

AS AT DEC. 31 US$ MILLIONS	2022	2021
Reinsurance funds withheld	$5,603	$4,819
Embedded derivatives	151	(19)
Reinsurance funds withheld payable	(144)	(150)
Net reinsurance funds withheld	$5,610	$4,650
The company has embedded derivatives on the reinsurance funds withheld, which are required to be separated from the host contracts and reported on a fair value basis. The value of the embedded derivative at December 31, 2022, was $151 million (2021 - $19 million).
Embedded derivatives from Modco arrangements are fair valued using a total return swap. During the year, the company changed fair value methodologies, as described in Note 2(m). In the old methodology of valuing the embedded derivative, the company was subject to the investment performance of the withheld assets with the total investment return impacting the host contract and embedded derivative value. Under the new Market Calibration Approach methodology, the fixed loan interest rate over the notional loan term is calibrated such that loan cash flows, discounted at the forward swap rates, equals the market value or starting reserve at calibration date.

NOTE 6. PROPERTY AND EQUIPMENT
The company's property and equipment consist of the following:

US$ MILLIONS	Computers and office equipment	Furniture and fixtures	Leasehold improvements	ROU asset	Total
Cost
As at December 31, 2021	$1	$—	$—	$1	$2
Acquisitions through business combinations	73	2	100	—	175
Additions	25	—	15	1	41
Disposals	(9)	—	(8)	—	(17)
As at December 31, 2022	$90	$2	$107	$2	$201

Accumulated depreciation
As at December 31, 2021	$—	$—	$—	$—	$—
Depreciation	(2)	—	(3)	—	(5)
Disposals	(2)	—	—	—	(2)
As at December 31, 2022	$(4)	$—	$(3)	$—	$(7)

Carrying amount
December 31, 2021	$1	$—	$—	$1	$2
December 31, 2022	$86	$2	$104	$2	$194
For the year ended December 31, 2022, the company did not incur an impairment expense (2021 – $Nil).

NOTE 7. EQUITY ACCOUNTED INVESTMENTS
The company's equity accounted investments relate to its investment in associates and investments in real estate joint ventures and other limited partnership interests.
The following table presents the change in the company's equity accounted investment in AEL Holdings:

AS AT AND FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021
Balance, beginning of year	$344	$—
Additions	254	294
Share of net income	98	8
Share of other comprehensive (loss) income	—	44
Distributions received	—	(2)
Derecognition of equity accounted investments upon loss of significant influence	(696)	—
Balance, end of year	$—	$344
As at December 31, 2021, the company’s ownership interest in AEL Holdings represented an equity accounted investment as a result of the company’s common equity ownership in AEL Holdings, a material reinsurance transaction with American Equity Investment Life Insurance Company ("AEILIC"), a wholly-owned subsidiary of AEL Holdings, and the membership of Brookfield Reinsurance’s CEO on AEL Holdings board of directors. On November 8, 2022, Brookfield Reinsurance appointed board member resigned from AEL’s board of directors resulting in the loss of significant influence and therefore the discontinuation of the Brookfield Reinsurance’s common share holding of AEL Holdings as an associate and it became a financial asset on November 8, 2022. The company recognized a $607 million gain on the discontinuation of equity method accounting on its investment in AEL Holdings during the year.
The company’s equity in earnings of real estate partnerships is the company’s share of operating earnings and realized gains from investments in real estate joint ventures and other limited partnership interests using the equity method of accounting.
The following table presents the change in the company's joint ventures and other limited partnership interests during the year:

AS AT AND FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021
Balance, beginning of year	$—	$—
Acquisition from business combination	1,402	—
Additions	443	—
Share of net income	124	—
Distributions received	(233)	—
Foreign currency translation and other	(63)	—
Balance, end of year	$1,673	$—
The company recognizes its share of income and OCI from its weighted average ownership interest in the equity accounted investments one quarter in arrears or less, depending on the most up to date information available to the company.

NOTE 8. DEFERRED ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED
The following table presents movement in deferred acquisition costs and VOBA, as well as the impact on expenses:

AS AT AND FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021
Balance, beginning of year	$776	$—
Acquisition from business combination	571	—
Costs capitalized	720	775
Amortization and other	(335)	1
Balance, end of year	$1,732	$776
VOBA recognized in connection with the acquisition of American National represents the difference between the fair value of liabilities acquired and reserves established using a weighted-average cost of capital discount rate and other relevant assumptions as at the acquisition date. The acquisition resulted in VOBA of $571 million within direct business written. VOBA is amortized based on the estimated premium earning patterns. Amortization expense of VOBA was $125 million since the acquisition date.

NOTE 9. INVESTMENT PROPERTIES
The company’s investment properties are as follows:

AS AT DEC. 31 US$ MILLIONS	2022	2021
Cost	$576	$—
Accumulated depreciation	(14)	—
Net carrying amount	$562	$—
As at December 31, 2022, the fair value of investment properties is $562 million.
The following table presents the changes in the company's investment properties:

AS AT AND FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021
Balance, beginning of year	$—	$—
Acquisition from business combination	541	—
Additions from expenditure capitalization	37	—
Disposals	(4)	—
Depreciation	(14)	—
Foreign currency translation and other	2	—
Balance, end of year	$562	$—
The following table presents the rental income and direct operating expenses of the investment properties:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021	2020
Rental income from investment properties	$60	$—	$—
Direct operating expenses of rental investment properties	(36)	—	—
Direct operating expenses of non-rental investment properties	(8)	—	—
Total	$16	$—	$—

NOTE 10. OTHER ASSETS
The company's other assets consist of the following:

AS AT DEC. 31 US$ MILLIONS	2022	2021
Accounts receivable	$15	$—
Prepaid reinsurance premium	47	—
Taxes recoverable	34	—
Due from related party	2	10
Intangible assets	52	3
Reinsurance receivable	26	12
Other	86	4
Total other assets	$262	$29
The company's intangible assets consist of computer software, distributor relationships, trade name, and insurance licenses. For the year ended December 31, 2022, the company did not incur an impairment expense (2021 – $Nil).

NOTE 11. GOODWILL
Goodwill is the excess of cost over the estimated fair value of net assets acquired. As at December 31, 2022, the company had $102 million in goodwill which was related to the Direct Insurance segment. There is no accumulated impairment balance associated with goodwill. The company performs a goodwill impairment analysis annually as of December 31, and more frequently if facts and circumstances indicate that goodwill may be impaired.
The reconciliation of the carrying value of goodwill is in the following table:

AS AT AND FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021
Balance, beginning of year	$—	$—
Acquisition from business combination	102	—
Impairment	—	—
Balance, end of year	$102	$—

NOTE 12. SEPARATE ACCOUNT ASSETS AND LIABILITIES
The following table presents the details of investments in the company's separate account assets and liabilities:

AS AT AND FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021
Cash and cash equivalents	$4	$—
Bonds	115	—
Equity securities	894	—
Investment funds	27	—
Other assets	5	—
Total	$1,045	$—

The following table presents the change of the company's separate account assets and liabilities:

AS AT AND FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021
Balance, beginning of year	$—	$—
Additions (deductions)
Acquisition from business combination	1,123	—
Policyholder deposits	44	—
Net investment income	32	—
Net realized capital gains on investments	(72)	—
Policyholder benefits and withdrawals	(66)	—
Net transfer to or from separate account	(10)	—
Policy charges	(6)	—
Total changes	1,045	—
Balance, end of year	$1,045	$—

NOTE 13. FUTURE POLICY BENEFITS AND POLICYHOLDERS' ACCOUNT BALANCES
The company’s future policy benefits and policyholders' account balances are as follows:
a.Future Policy Benefits
(i) Key methodologies and assumptions
Direct Insurance
American National estimates future policy benefits for amounts payable under insurance and annuity policies. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of expected benefit payments reduced by the present value of expected premiums. Such future policy benefits are established on a block of business based on methods and underlying assumptions and applicable actuarial standards. Principal assumptions used in the establishment of future policy benefits are mortality, morbidity, policy lapse, renewal, retirement, disability incidence, disability termination, investment return, inflation, expenses, and other contingent events as appropriate to the respective product type.
Future policy benefits for non-participating traditional life insurance are equal to the aggregate of the present value of expected benefit payments and related expenses less the present value of expected net premiums. Assumptions as to mortality and persistency are based upon American National’s experience when the basis of the liability is established. Interest rates for the aggregate future policy benefits range from 3.0% to 8.0%.
Future policy benefits for participating traditional life insurance are equal to the aggregate of (i) net level premium reserves for death and endowment policy benefits (calculated based upon the non-forfeiture interest rate, ranging from 2.5% to 5.5%) and mortality rates guaranteed in calculating the cash surrender values described in such contracts; and (ii) the liability for terminal dividends.
Future policy benefits for individual fixed deferred annuities after annuitization and single premium immediate annuities are equal to the present value of expected future payments. The interest rate used in establishing such liabilities range from 3.0% to 6.0% for all policies in-force.
Future policy benefits for non-medical health insurance are calculated using the net level premium method and assumptions as to future morbidity, withdrawals and interest, which provide a margin for adverse deviation. The interest rate used in establishing such liabilities range from 3.5% to 8.0%.
Future policy benefits for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. The interest rates used in establishing such liabilities range from 3.0% to 6.0%.

Liabilities for universal life secondary guarantees and paid-up guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. American National regularly evaluates estimates used and adjusts the additional liability balances with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the secondary and paid-up guarantee liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility for variable products are consistent with historical Standard & Poor’s experience. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.
American National periodically reviews its estimates of actuarial liabilities for future policy benefits and compares them with its actual experience. Differences between actual experience and the assumptions used in pricing these policies, guarantees and riders and in the establishment of the related liabilities result in variances in profit and could result in losses. The effects of changes in such estimated liabilities are included in the company's Statements of Operations in the period in which the changes occur.
Reinsurance
NER SPC’s future policy benefits represent Fixed Indexed Annuity ("FIA") contracts that provide contract owners the possibility of earning returns linked to the performance of a specified market index, predominantly the S&P 500 Index, while providing principal protection. The contracts include a provision for a minimum guaranteed surrender value in accordance with applicable law. The products allow policyholders to allocate funds periodically among several different crediting strategies, including index-based strategies and a traditional fixed rate strategy. High surrender charges apply for early withdrawal.
The policyholder account value of the FIA is equal to the sum of deposit paid, premium bonus, and index credits based in the relevant market index (subject to cap, spread and/or participation rate which can typically be reset) less any fees for riders and any withdrawals taken to-date.
NER SPC's future policy benefits are based on actuarial assumptions related to the underlying policies’ terms, lives of the policies, duration of the contract, yield on investments supporting the liabilities, level of expenses. Significant assumptions also include policyholder behavior assumptions, such as surrender, lapse, withdrawal rates. NER SPC uses a combination of actual and industry experience when setting and updating policyholder behavior assumptions. Assumptions are at best estimate with margins for adverse deviation. These margins are necessary to provide for possibilities of misestimation and future deterioration in the best estimate assumptions and provide reasonable assurance that insurance contract liabilities cover a range of possible outcomes. Best-estimate assumptions and margins are reviewed periodically for continued appropriateness.
NER Ltd.'s insurance reserves represent multi-year guaranteed annuity contracts that provide owners a guaranteed rate of return. Premiums and credited interest are protected from market volatility, which provides long-term financial security and predictability for policyholders.
NER Ltd.'s future policy benefits have no actuarial assumptions as the reserves are carried at the accumulated contract holder values without reduction for potential surrender or withdrawal charges.
PRT
The future policy benefits represent contracts that provide immediate annuities for current pensioners and deferred annuities for members who have not reached pensionable age. The company’s insurance contracts are a mixture of group annuity “buy-in” policies, where the policyholder is the pension fund, and group annuity “buy-out” policies, where the policyholder is the administrator. The company provides group annuity policies across Canada.
The future policy benefits represent the present value of the future annuity payments and expenses measured in accordance with the CALM described in Note 2 Summary of significant accounting policies, section (aa) Future Policy Benefits. It incorporates best-estimate assumptions for longevity, future investment yields, administration costs, margins for adverse deviation, and inflation. These margins are necessary to provide for possibilities of misestimation and future deterioration in the best estimate assumptions and provide reasonable assurance that insurance contract liabilities cover a range of possible outcomes. Best-estimate assumptions and margins are reviewed periodically for continued appropriateness.

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
(ii) Net change in future policy benefits
The following tables summarize the movements of future policy benefits, policy and contract claims, and policyholders’ account balances for the years ended December 31, 2022 and December 31, 2021 by its major components:

FOR THE YEAR ENDED DEC. 31 2022 US$ MILLIONS	Life	Annuities	Health	Gross reserves	Reinsurance assets	Net
Beginning of year	$—	$8,497	$—	$8,497	$169	$8,328
Changes during the year
Acquisition from business combination	3,533	1,754	46	5,333	90	5,243
New business	10	1,906	—	1,916	—	1,916
Normal changes	38	(784)	1	(745)	(48)	(697)
Management actions and changes in assumptions	—	974	—	974	—	974
	3,581	3,850	47	7,478	42	7,436
Impact of foreign exchange[1]	—	(204)	—	(204)	(9)	(195)
Balance at end of year	$3,581	$12,143	$47	$15,771	$202	$15,569

FOR THE YEAR ENDED DEC. 31 2021 US$ MILLIONS	Life	Annuities	Health	Gross reserves	Reinsurance assets	Net
Beginning of year	$—	$1,339	$—	$1,339	$190	$1,149
Changes during the year
New business	—	7,180	—	7,180	—	7,180
Normal changes	—	(310)	—	(310)	(20)	(290)
Management actions and changes in assumptions	—	282	—	282	(2)	284
	—	7,152	—	7,152	(22)	7,174
Impact of foreign exchange[1]	—	6	—	6	1	5
Balance at end of year	$—	$8,497	$—	$8,497	$169	$8,328
1.Foreign currency translation reported as a separate component of other comprehensive income.
Under fair value accounting required by our Canadian PRT business, movement in the fair value of the supporting assets is a primary driver of the movement of future policy benefits. In a duration matched portfolio, changes in the fair value of assets are largely offset by corresponding changes in the fair value of liabilities. The change in the value of the future policy benefits associated with the change in the value of the supporting assets is included within normal changes above. The future policy benefits from reinsurance activities is not sensitive to the fair value of the supporting assets under US GAAP reserve methodology.
The increases in future policy benefits in 2022 were mainly due to the new business of $2 billion, offset by the negative impact of normal changes of $697 million, which was primarily driven by the market value changes from increases in interest rates. Management actions and changes in assumptions increased future policy benefits by $974 million, resulting in net increases in future policy benefits, before the negative impact of foreign exchange of $195 million.
The acquisition of American National resulted in negative VOBA of $781 million related to the life and annuity business, and has been recognized in the company's future policy benefits (life and annuities). Negative VOBA is amortized over 30 years using the straight-line method. Amortized negative VOBA revenue of $13 million was recorded since the acquisition date during 2022.

b.Policyholders' account balances
Policyholders' account balances relate to investment-type contracts and universal life-type policies. Investment-type contracts principally include traditional individual fixed annuities in the accumulation phase and non-variable group annuity contracts. Policyholder account balances are equal to (i) policy account values, which consist of an accumulation of gross premium payments; (ii) credited interest, ranging from 1.0% to 8.0% (some annuities have enhanced first year crediting rates ranging from 1.0% to 7.0%), less expenses, mortality charges, and withdrawals; and (iii) fair value adjustment.

The following table summarizes the movement of policyholders' account balances:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021
Beginning of year	$—	$—
Changes during the year
Acquisition from business combination	13,880	—
Policyholders' account deposits	1,407	—
Interest credited to policyholders' account balances	156	—
Policyholders' account withdrawals	(921)	—
Charges to policyholders' account balances	(212)	—
Balance at end of year	$14,310	$—

NOTE 14. POLICY AND CONTRACT CLAIMS
The liability for unpaid claims and claim adjustment expenses (“claims”) for health and property and casualty insurance is included in “Policy and contract claims” in the Statements of Financial Position and is the amount estimated for incurred but not reported (“IBNR”) claims and claims that have been reported but not settled. The liability for unpaid claims is estimated based upon American National’s historical experience and actuarial assumptions that consider the effects of current developments, anticipated trends and risk management programs, less anticipated salvage and subrogation. The effects of the changes are included in the Statements of Operations in the year in which the changes occur. The time value of money is not taken into account for the purposes of calculating the liability for unpaid claims. There have been no significant changes in methodologies or assumptions used to calculate the liability for unpaid claims and claim adjustment expenses.
a.Key methodologies and assumptions
Property and Casualty Reserving Methodology—The following methods are utilized:
•Initial Expected Loss Ratio—This method calculates an estimate of ultimate losses by applying an estimated loss ratio to actual earned premium for each calendar/accident year. This method is appropriate for classes of business where the actual paid or reported loss experience is not yet mature enough to influence initial expectations of the ultimate loss ratios.
•Pegged Frequency and Severity—This method uses actual claims count data and emergence patterns of older accident periods to project the ultimate number of reported claims for a given accident year. A similar process projects the ultimate average severity per claim so that the product of the two projections results in a projection of ultimate loss for a given accident year.
•Bornhuetter-Ferguson—This method uses, as a starting point, either an assumed Initial Expected Loss Ratio Method or Pegged Frequency and Severity method and blends in the loss ratio or frequency and severity implied by the claims experience to date by using loss development patterns based on our historical experience. This method is generally appropriate where there are few reported claims and an unstable pattern of reported losses.
•Loss or Expense Development (Chain Ladder)—This method uses actual loss or defense and cost containment expense data and the historical development profiles on older accident periods to project more recent, less developed periods to their ultimate total. This method is appropriate when there is a relatively stable pattern of loss and expense emergence and a relatively large number of reported claims.

•Ratio of Paid Defense and Cost Containment Expense to Paid Loss Development—This method uses the ratio of paid defense and cost containment expense to paid loss data and the historical development profiles on older accident periods to project more recent, less developed periods to their ultimate total. In this method, an ultimate ratio of paid defense and cost containment expense to paid loss is selected for each accident period. The selected paid defense and cost containment expense to paid loss ratio is then applied to the selected ultimate loss for each accident period to estimate the ultimate defense and cost containment expense. Paid defense and cost containment expense is then subtracted from the ultimate defense and cost containment expense to calculate the unpaid defense and cost containment expense for that accident period.
•Calendar Year Paid Adjusting and Other Expense to Paid Loss—This method uses a selected prior calendar years’ paid expense to paid loss ratio to project ultimate loss adjustment expenses for adjusting and other expense. A percentage of the selected ratio is applied to the case reserves (depending on the line of insurance) and 100% to the indicated IBNR reserves. These ratios assume that a percentage of the expense is incurred when a claim is opened and the remaining percentage is paid throughout the claim’s life.
For most credit property and casualty products, IBNR liability is calculated as a percentage of pro rata unearned premium, with the specific percentage for a given product line informed by a traditional completion factor claim reserve analysis.
The expected development on reported claims is the sum of a pay-to-current reserve and a future reserve. The pay-to-current reserve is calculated for each open claim having a monthly indemnity and contains the amount required to pay the open claim from the last payment date to the current valuation date. The future reserve is calculated by assigning to each open claim a fixed reserve amount based on the historical average severity. For debt cancellation products and involuntary unemployment insurance, this reserve is calculated using published valuation tables.
Cumulative claim frequency information is calculated on a per claim basis. Claims that do not result in a liability are not considered in the determination of unpaid liabilities.
For any given line of business, none of these methods are relied on exclusively. With minor exceptions, multiple methods may be used for a line of business as a check for reasonableness of our reselected reserve value.
b.Changes in policy and contract claims
The following table summarizes the movement of policy and contract claims:

FOR THE YEAR ENDED DEC. 31 2022 US$ MILLIONS	Gross reserves	Reinsurance assets	Net
Beginning of year	$—	$—	$—
Changes during the year
Acquisition from business combination	1,706	320	1,386
New business	242	40	202
Normal changes	(162)	8	(170)
Management actions and changes in assumptions	—	—	—
	1,786	368	1,418
Impact of foreign exchange	—	—	—
Balance at end of year	$1,786	$368	$1,418
For December 31, 2022, the policy and contract claims increased by $1.4 billion primarily driven by the additions from the acquisition of American National. There was no policy and contract claims in 2021.

c.Claims and claim adjustment expenses
The reconciliation of the net incurred and paid claims development tables to the liability for claims and claim adjustments in the consolidated statement of financial position is as follows:

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	Years ended December 31,
Accident Year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
2013	$503	489	481	474	467	465	463	338	461	460
2014		485	462	456	448	450	447	348	445	445
2015			481	475	469	469	464	368	464	463
2016				531	518	513	509	385	504	502
2017					579	578	570	420	564	562
2018						698	683	514	648	581
2019							713	557	691	618
2020								465	671	616
2021									1,116	1,061
2022										1,225
									Total	$6,533

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	Years ended December 31,
Accident Year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
2013	$217	319	375	412	431	440	449	451	454	453
2014		192	300	350	387	413	426	432	435	436
2015			187	301	359	402	431	442	447	451
2016				216	333	394	438	458	474	482
2017					232	392	456	490	512	528
2018						285	467	529	565	530
2019							290	469	531	523
2020								305	468	488
2021									623	823
2022										681
									Total	$5,395
All outstanding liabilities before 2013, net of reinsurance										32
Liabilities for claims and claim adjustment expenses, net of reinsurance										$1,170

The reconciliation of the net incurred and paid claims development table to the policy and contract claims in the Statements of Financial Position is as follows:

AS AT AND FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021
Liabilities for unpaid claims and claim adjustment expenses, net of reinsurance	$1,170	$—
Reinsurance recoverable on unpaid claims	346	—
Insurance lines other than short-duration	199	—
Unallocated claim adjustment expenses	71	—
Total policy and contract claims	$1,786	$—

NOTE 15. REINSURANCE CEDED
Any gains or losses on reinsurance transactions are recognized in income on inception of the transactions and are included in change in insurance contract liabilities ceded in the Statements of Operations.
In December 2020, PRT segment entered into two longevity reinsurance transactions which resulted in after-tax losses on inception of approximately $1 million. In December 2021, our PRT segment entered into another longevity reinsurance transaction which resulted in an after-tax loss on inception of approximately $1 million. There was no new reinsurance agreement entered in 2022.
As at December 31, 2022, our PRT segment’s total expected fixed payments and actual costs of benefit expenses to be reimbursed under longevity reinsurance transactions used in valuing reinsurance assets were $914 million and $899 million (2021 - $1.1 billion and $1.1 billion) respectively. The difference between fixed payments and actual costs on past service is recognized in the same period as the related claim is incurred within benefits ceded in the Statements of Operations.
Our Direct Insurance segment reinsures portions of certain life insurance policies to provide a greater diversification of risk and manage exposure on larger risks.
For the property and casualty, our Direct Insurance segment retains the first $2 million of loss per risk. Reinsurance covers up to $6 million of property and liability losses per risk. Additional excess property per risk coverage is purchased to cover risks up to $20 million, and excess casualty clash coverage is purchased to cover losses up to $60 million. Corporate catastrophe coverage is in place for losses up to $470 million ($500 million if the top layer of the Property Catastrophe Top and Drop contract is included). The Direct Insurance segment retains the first $35 million of each catastrophe.
The first contract is the Property Catastrophe Top and Drop cover that consists of $30 million of annual limit available either wholly or in part across two layers of coverage. The second aggregate contract provides for $30 million of coverage after $160 million of annual aggregated catastrophe losses has been reached.
The Direct Insurance segment remains primarily liable with respect to any reinsurance ceded and would bear the entire loss if the reinsurer does not meet their obligations under any reinsurance treaties.
As at December 31, 2022, reinsurance payable was $5 million, representing the amounts payable from third-party cedants. None of the amount outstanding at December 31, 2022 is the subject of litigation or is in dispute with the reinsurers involved. Management believes the unfavorable resolution of any dispute that may arise would not have a material impact on the financial statements.

NOTE 16. CORPORATE AND SUBSIDIARY BORROWINGS
The company and its subsidiaries have bilateral revolving credit facilities backed by third-party financial institutions. The total available amount on the credit facilities is $500 million. The credit facilities bear interest at the specified SOFR, CDOR, or bankers’ acceptance rate plus a spread and have a maturity date of June 2027. As at December 31, 2022, $356 million was drawn on the bilateral credit facilities.
The company has a $1.0 billion 364-day revolving credit facility for the purpose of temporarily warehousing investments that will ultimately be transferred into our insurance investment portfolios in the near term. The facility borrowings are secured by the underlying investments related to the credit facility drawings. As at December 31, 2022, the facility had $804 million outstanding.
In April 2022, the company entered into a $1.0 billion 364-day secured facility. As at December 31, 2022, the facility was fully drawn.
The facilities require the company to maintain a minimum net worth covenant. As at December 31, 2022, the company was in compliance with its financial covenants.
The company also has a revolving credit facility with Brookfield that, as at December 31, 2022, permitted borrowings of up to $400 million. As at December 31, 2022, there were no amounts drawn on the facility.
Subsidiary borrowings of $1.5 billion relate to debt issued at American National. $1.0 billion matures in 2027 and the remaining $500 million matures in 2032.

NOTE 17. OTHER LIABILITIES
The company’s other liabilities consist of the following:

AS AT DEC. 31 US$ MILLIONS	2022	2021
Accounts payable and accrued liabilities	$61	$57
Liability for retirement benefits	67	—
Escrow fund on mortgage loans	138	—
Accrued commissions and other expenses	185	—
Other	280	7
Total other liabilities	$731	$64
NOTE 18. OPERATING EXPENSES
Operating expenses include the following:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021	2020
Salaries and benefits expense	$190	$10	$3
Professional services	77	18	2
Rent	24	—	—
Technology	42	2	1
Sales and capital taxes	48	1	—
Depreciation of property and equipment	13	—	—
Other	39	4	—
Total operating expenses	$433	$35	$6

NOTE 19. INCOME TAXES
Income taxes are recognized for the amount of taxes payable by the company’s corporate subsidiaries and for the impact of deferred income tax assets and liabilities related to such subsidiaries.
The company's income tax expense is as follows:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021	2020
Current tax:
Current tax on profits for the year	$36	$—	$1
Adjustments in respect of prior years	(15)	—	—
Total current tax expense	21	—	1
Deferred tax:
Origination and reversal of temporary differences	33	2	—
Adjustments in respect of prior years	14	—	—
Total deferred tax expense	47	2	—
Total income tax expense	$68	$2	$1
The below reconciliation has been prepared using a statutory income tax rate of 16.4% (2021 – 6.4% and 2020 – 26.5%). The statutory income tax rate is calculated using domestic tax rates applicable to the jurisdictions in which the company’s corporate subsidiaries operate in the given year.

The company’s income tax expense is reconciled as follows:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021	2020
Net (loss) income before income tax	$560	$(42)	$2
Income tax at statutory tax rate	92	(3)	1

Tax effect of:
International operations subject to different tax rates	(20)	5	—
Other	(4)	—	—

Total income tax expense	$68	$2	$1
The company’s effective tax rate is different from the company’s statutory income tax rate due to the following differences set out below:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021	2020
Statutory income tax rate	16.4%	6.4%	26.5%
Increase (reduction) in rate resulting from:
International operations subject to different tax rates	(3.6)%	(11.1)%	15.9%
Other	(0.7)%	—%	(13.0)%
Effective income tax rate	12.1%	(4.7)%	29.4%

The gross movement on the deferred tax asset is as follows:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021
Deferred tax asset, beginning of year	$20	$—
Recognized in net income (loss)	(47)	(2)
Business combination	369	2
Recognized in equity	188	—
Foreign exchange and other	1	20
Deferred tax assets, end of year	$531	$20
Deferred tax asset recognized relates to the following temporary differences:

AS AT DEC. 31 US$ MILLIONS	2022	2021
Non-capital loss carryforwards	$7	$18
Investments	404	—
Future policy benefits	107	—
Participating policyholder liabilities	55	—
Deferred acquisition costs	(41)	—
Tax credit carryforwards	4	2
Other	(5)	—
Deferred tax asset	$531	$20
The company evaluates the deferred tax asset based on, amongst other factors, historical operating results, expectation of future profitability, and the duration of the applicable statutory carryforward periods for tax attributes. Based on the evaluation of the deferred tax asset as of December 31, 2022, the company determined that the deferred tax asset would be realized within the applicable statutory carryforward period.
Income tax recovery recognized in other comprehensive income consist of the following:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021	2020
Fair value through OCI securities	$(186)	$—	$—
Revaluation of pension obligation	(2)	—	—
Total income tax recovery in other comprehensive income	$(188)	$—	$—

NOTE 20. SHARE CAPITAL
As at December 31, 2022 and 2021, the company is authorized to issue:
i.1,000,000,000 Exchangeable Class A Limited Voting Shares with a par value of $33.70 per share;
ii.500,000,000 Exchangeable Class A-1 Limited Non-Voting Shares with a par value of $33.70 per share;
iii.500,000 Class B Limited Voting Shares with a par value of $33.70 per share;
iv.1,000,000,000 Class C Non-Voting Shares with a par value of $1 per share;
v.100,000,000 Class A Senior Preferred Shares (issuable in series) with a par value of $25 per share;
vi.100,000,000 Class B Senior Preferred Shares (issuable in series) with a par value of CAD$25 per share;
vii.1,000,000,000 Class A Junior Preferred Shares (issuable in series) with a par value of $25 per share;
viii.1,000,000,000 Class B Junior Preferred Shares (issuable in series) with a par value of CAD$25 per share.
The share capital of the company as at December 31, 2022 and December 31, 2021 comprises the following:

	December 31, 2022		December 31, 2021
	Number of shares	Value	Number of shares	Value
Issued
Class A exchangeable shares	9,594,989	$422	10,877,989	$535
Class B shares	24,000	1	24,000	1
Class C shares	40,934,623	1,467	23,544,548	963
Class A junior preferred shares[1]	100,460,280	$2,512	—	$—
1.The company's class A junior preferred shares are classified as liabilities on the Statements of Financial Position.
The movement of shares issued and outstanding is as follows:
\

AS AT AND FOR THE YEAR ENDED DEC.31, 2022	Class A exchangeable shares	Class B shares	Class C shares	Class A junior preferred shares
Outstanding, beginning of year	10,877,989	24,000	23,544,548	—
Issued (Repurchased)
Issuances	—	—	17,390,075	100,460,280
Repurchases	(1,283,000)	—	—	—
Outstanding, end of year	9,594,989	24,000	40,934,623	100,460,280

AS AT AND FOR THE YEAR ENDED DEC.31, 2021	Class A exchangeable shares	Class B shares	Class C shares	Class A junior preferred shares
Outstanding, beginning of year	—	—	—	—
Issued (Repurchased)
Issuances	10,877,989	24,000	23,544,548	—
Repurchases	—	—	—	—
Outstanding, end of year	10,877,989	24,000	23,544,548	—
On May 25, 2022, the company issued 11,270,466 class C shares for $450 million and 98,351,547 class A junior preferred shares for $2.5 billion to Brookfield.
On November 4, 2022, Brookfield converted its holdings of 675,000 Brookfield Reinsurance class A exchangeable shares for $27 million into 1,066,471 class C shares.

On December 1, 2022, Brookfield converted its holdings of 608,000 Brookfield Reinsurance class A exchangeable shares for $24 million into 5,053,138 class C shares.
On December 9, 2022, Brookfield Reinsurance issued 2,108,733 class A junior preferred shares for $53 million to Brookfield.

NOTE 21. EARNINGS PER SHARE
The components of basic earnings per share are summarized in the following table:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2022	2021
Net income (loss) for the year	$492	$(44)
Attributable to:
Brookfield Corporation	—	5
Class A exchangeable and Class B shareholders	6	3
Class C shareholders	484	(52)
Non-controlling interests	2	—
Weighted average shares – Class C shares	30,919,577	19,903,823
Earnings per share per class C share - basic	$15.68	$(2.58)
NOTE 22. RISK MANAGEMENT
The management of risk is central to the success of the business. The company seeks to create and protect enterprise value by enabling risk-informed decision making and by balancing risk and return in business processes.
The Board has overall responsibility for the management of risk and is supported through formal committees of the Board.
The company manages risk by applying the principles and guidelines outlined in the enterprise risk management framework presented to the Brookfield Reinsurance Board (the “ERM Framework”). The ERM Framework establishes the overall risk management framework that includes the following:
•Risk inventory – identifies and defines the risks arising from the company’s business strategy and operations using a consistent language that enables an enterprise-wide approach to measurement, reporting and disclosure of risk;
•Risk appetite – determines the nature and amount of risk the company is prepared to take, the adherence to which is measured and reported through an extensive set of Board-approved risk appetite tolerances;
•Risk governance – establishes clear ownership and accountability for risk management oversight and a risk-aware culture across the company; and
•Risk management process – codifies a consistent approach to the identification, assessment, measurement, control, monitoring and reporting of risks faced by the company.
As part of the risk governance framework, the company operates a three lines of defense model. Under this model, the accountabilities of each line of defense are:
•First line – business management: day to day responsibility for managing and identifying risks, ensuring activities are within risk appetite and established policies, and designing and implementing effective internal controls;
•Second line – risk management function: establish enterprise governance, risk and control strategies and policies; provide oversight and independent effective challenge to the first line, as well as training, tools and advice; and

•Third line – internal audit: independently verify the adequacy and effectiveness of the first and second lines of defense, and that the enterprise risk management framework is operating effectively.
An Own Risk and Solvency Assessment (“ORSA”) is undertaken by BAC, NER SPC and American National at least annually. The primary purpose of the ORSA exercise is to allow the entities to incorporate an analysis of the internal capital needs into the risk management frameworks. The ORSA involves a comprehensive assessment of the company’s risks, capital needs and solvency position, as well as solvency forecasting across a range of scenarios including plausible stresses that could jeopardize the entities' business plans. It also ensures that both capital needs and available capital resources are considered in the development of business strategies and decision-making over the near and long term. The ORSA provides a perspective of the capital resources necessary to achieve the entities' business strategies and remain solvent given their risk profile, as well as insight into the risk management and governance procedures surrounding these processes. BAC also evaluates its exposure to sustained adverse scenarios through other stress testing techniques such as the Financial Condition Testing (“FCT”).
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
The company has established recurring routines for monitoring and reporting on risks. Risks are monitored on an ongoing basis and risk management reports are provided to management on a monthly basis and to the Board on a quarterly basis. The reports include risk exposures measured against Board-approved risk appetite tolerances, and where relevant, management actions are identified to ensure risk mitigation and controls are effective. Segments and functional groups are responsible for identifying and assessing key and emerging risks on an ongoing basis.
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
Financial instruments held by the company that are subject to market risk include financial assets, borrowings and derivative instruments.
(i) Interest rate risk
The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in the net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the value of financial instruments whose cash flows are fixed in nature.

The company is exposed to interest rate risk within the investment portfolio it maintains to meet the obligations and commitments under its insurance contracts, in that the proceeds from the assets may not be sufficient to meet the company's obligations to policyholders. In addition, the company’s borrowing consist of fixed-rate and floating-rate debt.
The company manages interest rate risk through an asset liability management (“ALM”) framework whereby the effective and key rate durations of the investment portfolio are closely matched to that of the insurance contract liabilities. Within the context of the ALM framework, the company may use derivatives including interest rate swaps and bond futures to reduce market risk. For the annuity business, where the timing and amount of the benefit payment obligations can be readily determined, the matching of asset and liability cash flows is effectively controlled through this comprehensive duration management process.
The Investment Policy outlines the duration constraints that have been approved by the Board. In operationalizing these constraints, considerably more confining duration-based targets have been established that are closely monitored and reported to management in monthly business updates and to the Board on a quarterly basis.
The Investment Policy is reviewed at least annually and approved by the Board.
The following table shows the sensitivity to changes in interest rates:

	2022		2021
AS AT DEC. 31 US$ MILLIONS	50 bps increase	50 bps decrease	50 bps increase	50 bps decrease
Impact on profit and loss	$121	$(127)	$(143)	$222
Impact on equity	91	(95)	(148)	227
(ii) Foreign exchange risk
Changes in currency rates will impact the carrying value of financial instruments denominated in currencies other than USD.
The company’s obligations under its insurance contracts are denominated in USD or Canadian dollars ("CAD") but a portion of the assets supporting these liabilities are denominated in non-USD.
The company manages foreign exchange risk using foreign exchange forwards and currency swaps. The Investment Policy sets out the foreign currency exposure limits and types of derivatives permitted for hedging purposes.
The company holds financial instruments with net unmatched exposures in non-USD currencies, with changes in the translated value recorded in net income. As at December 31, 2022, a 1% fluctuation in USD against non-USD currencies would have an impact of approximately $20 million on net income and $20 million on equity (December 31, 2021 - $1 million on net income and $1 million on equity).
(iii) Other price risk
Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads.
At December 31, 2022, the company held approximately $1.4 billion of equity investments, approximately 4% of total investment assets, which are subject to equity risk. The company's exposure to the equity markets is managed by sector and individual security and is intended to track the S&P 500 with minor variations. The company mitigates the equity risk by diversification of the investment portfolio.
The company also has equity risk associated with the equity-indexed life and annuity products the company issues. The company has entered into derivative transactions, primarily over-the-counter equity call options, to hedge the exposure to equity-index changes.

b.Credit risk
Credit risk is the risk of loss from amounts owed by counterparties and arises any time funds are extended, committed, owed or invested through actual or implied contractual arrangements including reinsurance.
The company is primarily exposed to credit risk through its investments in debt securities and loans and receivables. The company is also exposed to risks created by changes in market prices and cash flows associated with fluctuations in the credit spread or the market’s perception of the relative risk and reward to hold fixed maturity securities of borrowers with different credit characteristics or credit ratings. The company manages exposure to credit risk by establishing concentration limits by counterparty, credit rating and asset class. To further minimize credit risk, the financial condition of the counterparties is monitored on a regular basis. These requirements are outlined in the Investment Policy.
The company is subject to credit risk associated with the reinsurance agreements. The reinsurance results in liability to pay the policyholders, and the company remains primarily liable to the policyholders for the risks . The company regularly monitors the financial strength of the reinsurers and the levels of concentration to individual reinsurers to verify they meet established thresholds.
The company’s use of derivative instruments exposes it to credit risk in the event of non-performance by the counterparties. The company has a policy of only dealing with counterparties that are creditworthy and obtaining sufficient collateral where appropriate, as a means of mitigating the financial loss from defaults. The company holds collateral in cash and notes secured by U.S. government backed assets. The non-performance risk from derivative instruments is the net counterparty exposure based on the fair value of the open contracts, less the fair value of collateral held.
The carrying amount of assets included in the Statements of Financial Position represents the maximum credit exposure. No impairment provision has been made.
(i) Asset quality
The following table summarizes the external credit ratings for investments and reinsurance funds withheld:

AS AT DEC.31, 2022 US$ MILLIONS	AAA	AA	A	BBB	BB and below	Unrated	Total
Bonds	$1,094	$2,014	$6,517	$6,057	$1,464	$—	$17,146
Asset-backed securities	218	205	629	414	133	3	1,602
Private debt	—	—	133	—	—	123	256
Preferred shares	—	—	2	30	3	38	73
Private loans	—	—	4	18	411	739	1,172
Mortgage loans	—	—	1,583	2,370	1,827	150	5,930
Reinsurance funds withheld	925	278	1,136	2,427	144	700	5,610
Total exposure to credit risk	$2,237	$2,497	$10,004	$11,316	$3,982	$1,753	$31,789

AS AT DEC.31, 2021 US$ MILLIONS	AAA	AA	A	BBB	BB and below	Unrated	Total
Bonds	$500	$48	$1,450	$1,209	$188	$—	$3,395
Asset-backed securities	12	7	51	61	37	—	168
Private debt	—	—	—	—	—	137	137
Preferred shares	—	—	7	—	2	10	19
Private loans	—	—	60	55	188	265	568
Mortgage loans	—	—	—	—	—	188	188
Reinsurance funds withheld	819	228	891	2,484	135	93	4,650
Total exposure to credit risk	$1,331	$283	$2,459	$3,809	$550	$693	$9,125
The company’s overall target credit quality for the portfolio is a credit rating of BBB+ (2021 - BBB+). As at December 31, 2022 and 2021, the company met this requirement.
(ii) Concentration
Concentrations of credit risk arise from exposures to a single issuer or a group of related issuers or groups of issuers that have similar risk characteristics, such as groups of issuers in the same economic or geographic regions or in similar industries.
The carrying value of debt securities and loans and receivables by geographic location is shown in the following table. The geographic location is based on the country of the creditor's parent.

AS AT DEC. 31 US$ MILLIONS	2022		2021
United States	$21,721	83%	$2,826	64%
Canada	1,836	7%	1,352	30%
Other	2,602	10%	278	6%
Total	$26,159	100%	$4,456	100%

The carrying value of debt securities and loans and receivables by sector and industry is shown in the following table:

AS AT DEC. 31 US$ MILLIONS	2022		2021
Financials	$5,096	19%	$649	15%
Utilities	1,333	5%	196	4%
Industrials	1,158	4%	199	4%
Energy	1,714	7%	752	17%
Real estate	6,589	25%	391	9%
Consumer	1,824	7%	187	4%
Information technology	975	4%	310	7%
Others	7,470	29%	1,772	40%
Total	$26,159	100%	$4,456	100%

(iii) Derivative counterparties
Credit risk also arises in respect of derivative contracts to the extent that there is the potential for the counterparties to default on their obligations. To manage this risk, derivative transactions are limited to an approved list of counterparties and in some cases are fully collateralized with highly rated instruments. The derivative counterparty risk as of December 31, 2022 and 2021 was $44 million and $146 million, respectively. As at December 31, 2022, these counterparties have a credit rating of BBB- or higher (2021 - A or higher).
(iv) Reinsurance counterparties
The company has reinsurance contracts with third-party reinsurers with a total exposure of $570 million at December 31, 2022 (December 31, 2021 – $169 million). To manage counterparty risk, reinsurance transactions are limited to an approved list of reinsurers with concentration limits to any single reinsurer.
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
As at December 31, 2022, the credit ratings of the reinsurers are BBB+ or higher (December 31, 2021 - A+).
NER Ltd. and NER SPC have reinsurance contracts with third-party cedants with a total exposure of $5.6 billion at December 31, 2022 (December 31, 2021 – $6.3 billion).
As at December 31, 2022, the credit ratings of the third-party cedants are A- or higher (December 31, 2021 - A- or higher).
(v) Impaired Assets
The company reviews all reinsurance assets at each reporting date and determined that there was no evidence of impairment as at December 31, 2022 and 2021.
c.Liquidity risk
Liquidity risk is the risk that the company will not be able to raise the necessary funds, at the appropriate time, to meets its financial liabilities.
Cash outflows primarily consist of benefit payments to policyholders and to a lesser extent, operating expenses and settlement of derivative contracts.

The following table sets out the expected maturity profile of the company’s financial liabilities:

AS AT DEC.31, 2022 US$ MILLIONS	Within 1 year	1-3 years	4-5 years	Over 5 years	Total
Future policy benefits	$1,078	$2,142	$1,793	$10,758	$15,771
Policyholders' account balances	1,288	2,576	1,717	8,729	14,310
Policy and contract claims	162	321	214	1,089	1,786
Unearned premium reserve	99	195	130	662	1,086
Due to related party	294	3	2	10	309
Reinsurance payable	16	36	19	19	90
Derivative liabilities	38	—	—	—	38
Other policyholder funds	29	58	39	196	322
Notes payable	11	62	6	72	151
Corporate borrowings	1,810	—	350	—	2,160
Subsidiary borrowings	—	—	1,000	492	1,492
Deferred revenue	5	8	7	58	78
Liabilities issued to reinsurance entities	—	—	—	151	151
Funds withheld liabilities	10	—	—	—	10
Preferred shares	—	—	—	2,512	2,512
Other liabilities	395	235	47	54	731
Separate account liabilities	95	188	125	637	1,045
Total	$5,330	$5,824	$5,449	$25,439	$42,042

AS AT DEC.31, 2021 US$ MILLIONS	Within 1 year	1-3 years	4-5 years	Over 5 years	Total
Future policy benefits	$368	$769	$792	$6,568	$8,497
Due to related party	467	—	—	—	467
Reinsurance payable	21	14	15	25	75
Derivatives	1	—	—	—	1
Corporate borrowings	656	37	—	—	693
Deferred revenue	4	7	7	64	82
Liabilities issued to reinsurance entities	—	—	—	167	167
Funds withheld liabilities	12	—	—	—	12
Other liabilities	64	—	—	—	64
Total	$1,593	$827	$814	$6,824	$10,058
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
In addition, the company has a credit agreement with Brookfield as lender, providing for a three-year $400 million revolving credit facility in addition to $500 million third-party revolving credit facilities with external banks. As at December 31, 2022 there were no amounts drawn on the Brookfield Credit Agreement (December 31, 2021 – $Nil), and $356 million drawn on the third-party revolving credit facilities (December 31, 2021 – $37 million).

In addition, a subsidiary of the company has access to a CAD$300 million repurchase agreement (December 31, 2021 - CAD$150 million). As at December 31, 2022, there were no amounts outstanding under the repurchase agreement (December 31, 2021 – $Nil).
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
To reduce longevity risk within our PRT business, the company enters into longevity reinsurance transactions with third party reinsurers. Under these contracts, the company commits to pay the reinsurers a schedule of fixed payments relating to a proportion of defined blocks of policyholder benefits. In return, the reinsurers reimburse the actual cost of their proportion of benefit expenses on those blocks to the company. As at December 31, 2022, the company has entered into longevity reinsurance contracts and has reinsured approximately 42% of its longevity risk (December 31, 2021 – 71%).
The following table shows the sensitivity to changes in longevity risk. These sensitivities reflect the impact of any applicable ceded reinsurance arrangements.

	Mortality Rate		Mortality Improvement
AS AT DEC.31, 2022 US$ MILLIONS	5% Increase	5% Decrease	50% Increase	50% Decrease
Impact on profit and loss	$21	$(22)	$(26)	$26
Impact on equity	21	(22)	(26)	26

	Mortality Rate		Mortality Improvement
AS AT DEC.31, 2021 US$ MILLIONS	5% Increase	5% Decrease	50% Increase	50% Decrease
Impact on profit and loss	$10	$(9)	$(12)	$13
Impact on equity	10	(9)	(12)	13

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
Investment yield risk is a shift in market interest rates associated with investment fixed income instruments. T he embedded derivative, measured at fair value, is most sensitive to investment yields as this directly affects its discount rate.
The following table shows the impact on the overall liability to changes in mortality (as described in PRT sensitivity) and changes to investment yields:

	Mortality Rate		Yield
AS AT DEC.31, 2022 US$ MILLIONS	10% Increase	10% Decrease	50 bps Increase	50 bps Decrease
Impact on profit and loss	$(1)	$2	$(10)	$10
Impact on equity	(1)	2	(10)	10

	Mortality Rate		Yield
AS AT DEC.31, 2021 US$ MILLIONS	10% Increase	10% Decrease	50 bps Increase	50 bps Decrease
Impact on profit and loss	$(1)	$1	$(11)	$12
Impact on equity	(1)	1	(11)	12

Direct insurance
The insurance products are designed to balance features desired by the marketplace with provisions that mitigate the risk exposures across the insurance products portfolio. The company employ underwriting standards to help ensure proper rates are charged to different classes of risks. In the life insurance and annuity products, the company seeks to mitigate disintermediation risk, the risk of large outflows of cash at times when it is disadvantageous to he company to dispose of invested assets, with surrender charges and market value adjustment features.
The process of linking the timing and the amount of payment obligations related to our insurance and annuity contracts and the cash flows and valuations of the invested assets supporting those obligations is commonly referred to as ALM. The ALM Committee, including many of the company's senior executive officers, regularly monitors the level of risk in the interaction of assets and liabilities and helps shape actions intended to attain the desired risk-return profile. Investment allocations and duration targets are also intended to manage the risk exposure in the annuity products by setting the credited rate within a range supported by our investments. Tools that help shape investment decisions include deterministic and stochastic interest rate scenario analyses using a licensed third-party economic scenario generator and detailed insurance ALM models. These models also use experience related to surrenders and claims.

The company also manages risk by purchasing reinsurance to limit exposure in the Life, Health, and Property and Casualty. In the Life line, the company currently retains 100% of newly developed permanent and term products up to the retention limit and cede the excess exposure to reinsurers that are evaluated for their credit strength. Consistent with the corporate risk management strategy, the company periodically adjusts the Life reinsurance program and retention limits as market conditions warrant. In the Health line, the company uses reinsurance on an excess of loss basis for the Managing General Underwriter (“MGU”) stop-loss business. In the Property and Casualty line, the reinsurance program provides coverage for some individual risks with exposures above certain amounts as well as exposure to catastrophes including hurricanes, tornadoes, wind and hail events, earthquakes, fires following earthquakes, winter storms, and wildfires. In all product lines, the company purchases reinsurance from multiple providers and regularly review the financial strength ratings of the reinsurers. Reinsurance does not remove the liability to pay the policyholders, and the company remain liable to the policyholders for the risks the company insures.
In the Property and Casualty line, the use of catastrophic event models is an important element of risk management. These models assist in the measurement and management of exposure concentrations and the amount and structure of reinsurance purchases. In addition to reinsurance, we manage exposure to catastrophic risk by limiting property exposure in areas with heightened brush fire risks and exposures and in coastal areas, implementing hurricane, wind and hail deductible requirements where appropriate, and not renewing coverage, when permitted by applicable law, in regions where we believe exposure to risky events exceeds our risk appetite.
The following table shows the sensitivity to changes in insurance risk. These sensitivities reflect the impact of any applicable ceded reinsurance arrangements.

	Mortality Rate		Lapse Rate
AS AT DEC.31, 2022 US$ MILLIONS	3% Increase	3% Decrease	5% Increase	5% Decrease
Impact on profit and loss	$(86)	$86	$(45)	$45
Impact on equity	(86)	86	(45)	45

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

NOTE 23. RELATED PARTY TRANSACTIONS
In the normal course of operations, the company entered into the transactions below with related parties.
a)Brookfield Reinsurance agreements
As described in Note 1(b)(iv), Brookfield provided to the company an equity commitment in the amount of $2.0 billion to fund future growth, which the company may draw on from time to time. As of December 31, 2022, there were no amounts drawn under the equity commitment.
As described in Note 1(b)(v), as of December 31, 2022, there were no amounts drawn on the credit facilities under the Brookfield Credit Agreement.
As described in Note 1(b)(vi), the company entered into the Support Agreement on June 28, 2021. The base fee for the year ended December 31, 2022 was $Nil (December 31, 2021 - $Nil).
As described in Note 1(b)(vii), the company entered into the Rights Agreement on June 28, 2021. The base fee for the year ended December 31, 2022 was $Nil (December 31, 2021 - $Nil).
As described in Note 1(b)(viii), the company entered into the Administration Agreement on June 28, 2021. The base and other fees for the year ended December 31, 2022 was $2 million (December 31, 2021 - $0.4 million). On August 5, 2022, the Administration Agreement was amended to include providing the services of the Chief Financial Officer.
As described in Note 1(b)(ix), the company entered into an Investment Management Agreement with Brookfield Asset Management on June 28, 2021. The base investment management fee for the year ended December 31, 2022 was $40 million (December 31, 2021 - $4 million).
As described in Note 1(b)(x), the company entered into the Brookfield Licensing Agreement on June 28, 2021. The base fee for the year ended December 31, 2022 was $Nil (December 31, 2021 - $Nil).
b)Other related party transactions
On March 10, 2020, BAC entered into lease and building service arrangements with Brookfield Properties (Canada) Inc. and BPO Ontario Properties Ltd. (collectively, “BPO”), subsidiaries of Brookfield. The amount paid to BPO for the leased office facilities and building maintenance for the year ended December 31, 2022 totaled $0.7 million (December 31, 2021 – $0.4 million). As at December 31, 2022, lease liabilities relating to this arrangement were $1 million (December 31, 2021 – $1 million).
BAC entered into outsourcing arrangements with Brookfield related to information technology, investment fund management, building maintenance, and internal audit services. The amount paid to Brookfield for these services for the year ended December 31, 2022 totaled $1 million (December 31, 2021 – $0.3 million). Amounts due to Brookfield related to outsourcing arrangements at December 31, 2022 totaled $0.7 million (December 31, 2021 – $0.5 million).
On January 7, 2022, Brookfield International Holdings Inc. ("BIHI"), a subsidiary of Brookfield, issued a $255 million loan to NER SPC. This amount was fully repaid during the year.
On December 23, 2022, Brookfield Reinsurance Investments LP ("BRILP"), a subsidiary of the company, entered into two loan agreements with the subsidiaries of Brookfield in the amount of $100 million and CAD $300 million, respectively.
During the year, NER SPC made a $379 million full repayment and interest of its outstanding loan balance with BIHI.
During the year, Brookfield Treasury Management Inc. ("BTMI") advanced BAM Re Holdings $269 million via promissory notes. BAM Re Holdings made a $50 million partial repayment of its outstanding loan balance with BTMI.

During the year, subsidiaries of the company purchased investments of $3.3 billion from Brookfield and its subsidiaries. Investment transactions with related parties are accounted for in the same manner as those with unrelated parties in the financial statements.

As at December 31, 2022, the company and its subsidiaries held investments in affiliated companies in total of $4 billion.
The company had $779 million of cash on deposit with wholly-owned subsidiaries of Brookfield as at December 31, 2022 (December 31, 2021 – $64 million).

NOTE 24. SEGMENT REPORTING
Effective as of the second quarter of 2022, the company's operations are organized into three operating segments: Reinsurance, PRT and Direct Insurance. These segments are regularly reviewed by the company’s chief operating decision maker (“CODM”) for the purpose of allocating resources to the segment and to assess its performance. Prior to this, operations were attributable to two segments: Reinsurance and PRT. During the second quarter of 2022, the company acquired American National and thus, reporting to the CODM was changed. The periods presented prior to the acquisition of American National reflect the company's operations attributable to two segments.
The key measure used by the CODM in assessing performance and in making resource allocation decisions is Distributable Operating Earnings ( "Distributable Operating Earnings", or "DOE").
Distributable Operating Earnings is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, net income from our equity accounted investments, mark-to-market on investments and derivatives, breakage and transaction costs, and is inclusive of our proportionate share of adjusted earnings from our investments in associates. DOE allows the CODM to evaluate the company’s segments on the basis of return on invested capital generated by its operations and allows the company to evaluate the performance of its segments.

The tables below provide each segment’s results in the format that the CODM reviews its reporting segments to make decisions and assess performance.

FOR THE YEAR ENDED DEC. 31 2022 US$ MILLIONS	Reinsurance[1]	Pension Risk Transfer[2]	Direct Insurance[3]	Total
Net premiums and other policy related revenues	$1,246	$1,560	$1,678	$4,484
Other net investment income, including funds withheld	230	120	717	1,067
Segment revenues	1,476	1,680	2,395	5,551
Proportionate share of equity accounted investment adjusted earnings	47	—	—	47
Benefits paid on insurance contracts, net	(323)	(156)	(1,156)	(1,635)
Changes in insurance reserves, net	(1,152)	(1,488)	(10)	(2,650)
Changes in deferred acquisition costs	160	—	125	285
Interest credited to other policyholder account balances	—	—	(156)	(156)
Other insurance and reinsurance expenses	(125)	—	(413)	(538)
Operating expenses excluding transactions costs	(21)	(15)	(329)	(365)
Interest expense	(23)	—	(41)	(64)
Current income tax (expense) recovery	—	—	(21)	(21)
Segment DOE	39	21	394	454
Interest expense on junior preferred shares				(67)
Depreciation expense				(13)
Income tax expenses				(47)
Transaction costs				(31)
Mark-to-market on investments and derivatives				208
Other corporate activities, net				(63)
Less: Proportionate share of equity accounted investment adjusted earnings				(47)
Add: Income from equity accounted investments				98
Net income				$492

1.Net premiums in our Reinsurance segment are attributed to insurance contracts assumed from other companies.
2.Net premiums in our PRT segment include $2 million of insurance contracts ceded to other counterparties.
3.Net premiums in our Direct Insurance segment include $649 million of insurance contracts ceded to other counterparties.

FOR THE YEAR ENDED DEC. 31 2021 US$ MILLIONS	Reinsurance	Pension Risk Transfer	Direct Insurance	Total
Net premiums	$6,190	$1,016	$—	$7,206
Other net investment income, including funds withheld	127	(1)	—	126
Segment revenues	6,317	1,015	—	7,332
Proportionate share of equity accounted investment adjusted earnings	8	—	—	8
Benefits paid on insurance contracts, net	(220)	(72)	—	(292)
Changes in insurance reserves, net	(6,060)	(920)	—	(6,980)
Other reinsurance expenses	(19)	—	—	(19)
Operating expenses excluding transactions costs	(6)	(12)	—	(18)
Interest expense	(7)	—	—	(7)
Segment DOE	13	11	—	24
Income tax expenses				(2)
Transaction costs				(8)
Mark-to-market on investments and derivatives				(59)
Other corporate activities, net				1
Net income				$(44)

FOR THE YEAR ENDED DEC. 31 2020 US$ MILLIONS	Reinsurance	Pension Risk Transfer	Direct Insurance	Total
Net premiums	$—	$430	$—	$430
Other net investment income, including funds withheld	—	$84	—	84
Segment revenues	—	514	—	514

Benefits paid on insurance contracts, net	—	(38)	—	(38)
Changes in insurance reserves, net	—	(468)	—	(468)
Other corporate expenses	—	(6)	—	(6)
Current income tax expense	—	(1)	—	(1)
Segment DOE	—	1	—	1
Net income				$1
Our Reinsurance business is focused primarily on the reinsurance of annuity-based products and transacts with direct insurers and other reinsurers. All existing reinsurance contracts are with U.S. based insurance companies. Total premium revenues recorded within our Reinsurance segment for the year ended December 31, 2022 were from transactions with two United States ceding companies and represented 27% (2021 - 63%) and 1% (2021 - 22%) of total premium revenues,respectively.
Total premium revenues recorded within our PRT segment for the years ended December 31, 2022, 2021 and 2020 were from Canadian counterparties, with the exception of one PRT transaction closed in late 2022 for $2 million dollars with a U.S. corporate sponsor.

Total premium revenues recorded within our Direct Insurance segment for the year ended December 31, 2022 were from transactions with U.S. retail customers.
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, liabilities and common equity attributable to each segment.

AS AT DEC.31, 2022 US$ MILLIONS	Reinsurance	Pension Risk Transfer	Direct Insurance	Other[1]	Total
Assets	$9,226	$3,392	$29,671	$1,210	$43,499
Liabilities	7,602	3,091	26,223	5,126	42,042
Equity	$1,624	$301	$3,448	$(3,916)	$1,457

AS AT DEC.31, 2021 US$ MILLIONS	Reinsurance	Pension Risk Transfer	Direct Insurance	Other[1]	Total
Assets	$7,921	$2,473	$—	$1,099	$11,493
Liabilities	6,803	2,269	—	986	10,058
Equity	$1,118	$204	$—	$113	$1,435

AS AT DEC.31, 2020 US$ MILLIONS	Reinsurance	Pension Risk Transfer	Direct Insurance	Other[1]	Total
Assets	$—	$1,440	$—	$—	$1,440
Liabilities	—	1,357	—	—	1,357
Equity	$—	$83	$—	$—	$83
1.Other represents assets, liabilities and common equity attributable to other activities that do not constitute a segment.
The company's non-current assets by location are as follows:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021	2020
United States	$2,020	$1,121	$—
Canada	4	3	2
Bermuda	2	1	—
Cayman Islands	2	1	—
Total non-current assets	$2,028	$1,126	$2

NOTE 25. PENSION AND POSTRETIREMENT BENEFIT
Savings Plans
American National sponsors a qualified defined contribution (401(k) plan) for all employees, and non-qualified defined contribution plans for certain employees whose otherwise eligible earnings exceed the statutory limits under the qualified plans.
The total expense associated with matching contributions to these plans was $11 million for 2022 (2021 - $Nil).

Pension Benefits
American National sponsors qualified and non-qualified defined benefit pension plans, all of which have been frozen. As such, no additional benefits are accrued through these plans for additional years of service credit or future salary increase credit, and no new participants are added to the plans. Benefits earned by eligible employees prior to the plans being frozen have not been affected.
The qualified pension plans are noncontributory. The plans provide benefits for salaried and management employees and corporate clerical employees subject to a collective bargaining agreement based on years of service and employee compensation. The non-qualified pension plans cover key employees and restore benefits that would otherwise be curtailed by statutory limits on qualified plan benefits.
Amount recognized in the Statements of Financial Position consist of:

	Qualified		Non-qualified
AS AT DEC. 31 US$ MILLIONS	2022	2021	2022	2021
Reconciliation of benefit obligation
Obligation at beginning of year	$—	$—	$—	$—
Acquisition from business combination	343	—	55	—
Interest cost on projected benefit obligation	9	—	1	—
Actuarial (gain) loss	(10)	—	1	—
Benefits paid	(17)	—	(5)	—
Obligation at end of year	325	—	52	—
Reconciliation of fair value of plan assets
Fair value of plan assets at beginning of year	—	—	—	—
Acquisition from business combination	499	—	—	—
Actual return on plan assets	(8)	—	—	—
Employer contributions	—	—	5	—
Benefits paid	(17)	—	(5)	—
Fair value of plan assets at end of year	474	—	—	—
Funded status at end of year	$149	$—	$(52)	$—
The components of net periodic benefit cost for the defined benefit pension plans are shown below:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021	2020
Interest cost	$10	$—	$—
Expected returns on plan assets	(13)	—	—
Net periodic cost (benefit)	$(3)	$—	$—
Amounts related to the defined benefit pension plans recognized as a component of accumulated other comprehensive income are shown below:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021	2020
Actuarial gain (loss)	$(11)	$—	$—
Deferred tax benefit (expense)	2	—	—
Other comprehensive income (loss), net of tax	$(9)	$—	$—

The weighted average assumptions used are shown below:

	Used for Net Benefit Cost for year ended December 31, 2022	Used for Net Benefit Cost for year ended December 31, 2021
Discount rate	5%	—%
Long-term rate of return	6%	—%
American National’s funding policy for the qualified pension plans is to make annual contributions to meet the minimum funding standards of the Pension Protection Act of 2006. American National and its affiliates did not contribute to its qualified plans in 2022, 2021 and 2020 due to the substantial contribution over minimum funding standards of $60 million made in 2018. The benefits paid from the non-qualified plans were $5 million in 2022 (2021 - $Nil). Future payments from the non-qualified pension benefit plans will be funded out of general corporate assets.
The following table shows pension benefit payments expected to be paid:

2023	$46
2024	39
2025	31
2026	30
2027-2031	158
The investment policy for the retirement plan assets is designed to provide the highest return commensurate with sound and prudent underwriting practices. The investment diversification goals are to have investments in cash and cash equivalents as necessary for liquidity, debt securities up to 100% and equity securities up to 75% of the total invested plan assets. The amount invested in any particular investment is limited based on credit quality, and no single investment may at the time of purchase be more than 5% of the total invested assets.
Postretirement Life and Health Benefits
Under American National’s various group benefit plans for active employees, life insurance benefits are provided upon retirement for eligible participants who meet certain age and length of service requirements.
The accrued postretirement benefit obligation, included in the liability for retirement benefits, was $7 million at December 31, 2022 (2021 - $Nil). These amounts were approximately equal to the unfunded accumulated postretirement benefit obligation.
NOTE 26. FINANCIAL COMMITMENTS AND CONTINGENCIES
Commitments
As at December 31, 2022, subsidiaries of the company had investment commitment agreements with third parties to the maximum of approximately $5.4 billion exclusive of taxes and other operating expenses (December 31, 2021 - $463 million). As at December 31, 2022, the total unfunded commitment amounts were $2.8 billion.
American National and its subsidiaries lease insurance sales office space, technological equipment, and automobiles. The remaining long-term lease commitments at December 31, 2022 were approximately $10 million and are included in the company's Statements of Financial Position within other liabilities.
American National had aggregate commitments at December 31, 2022 to purchase, expand or improve real estate, to fund fixed interest rate mortgage loans, and to purchase other invested assets of $2.0 billion of which $1.3 billion is expected to be funded in 2023, with the remainder funded in 2024 and beyond. American National had outstanding letters of credit in the amount of $4 million as of December 31, 2022.

Federal Home Loan Bank (FHLB) Agreements
The company has access to the FHLB’s financial services including advances that provide an attractive funding source for short term borrowing and for access to other funding agreements. As of December 31, 2022, certain municipal bonds and collateralized mortgage obligations with a fair value of approximately $14 million and commercial mortgage loans of approximately $1.3 billion were on deposit with the FHLB as collateral for borrowing. As of December 31, 2022, the collateral provided borrowing capacity of approximately $776 million. The deposited securities and commercial mortgage loans are included in the company’s Statements of Financial Position within fixed maturity securities and mortgage loans on real estate, net of allowance, respectively.
Guarantees
American National has guaranteed bank loans for customers of a third-party marketing operation. The bank loans are used to fund premium payments on life insurance policies issued by American National. The loans are secured by the cash values of the life insurance policies. If the customer were to default on a bank loan, American National would be obligated to pay off the loan. As the cash values of the life insurance policies always equal or exceed the balance of the loans, management does not foresee any loss on these guarantees. The total amount of the guarantees outstanding as of December 31, 2022, was approximately $121 million, while the total cash value of the related life insurance policies was approximately $143 million.
Litigation
American National and certain subsidiaries are defendants in various lawsuits concerning alleged breaches of contracts, various employment matters, allegedly deceptive insurance sales and marketing practices, and miscellaneous other causes of action arising in the ordinary course of operations. Certain of these lawsuits include claims for compensatory and punitive damages. We provide accruals for these items to the extent we deem the losses probable and reasonably estimable. After reviewing these matters with legal counsel, based upon information presently available, management is of the opinion that the ultimate resultant liability, if any, would not have a material adverse effect on the company's Statements of Financial Position, liquidity or results of operations; however, assessing the eventual outcome of litigation necessarily involves forward-looking speculation as to judgments to be made by judges, juries and appellate courts in the future.
Such speculation warrants caution, as the frequency of large damage awards, which bear little or no relation to the economic damages incurred by plaintiffs in some jurisdictions, continues to create the potential for an unpredictable judgment in any given lawsuit. These lawsuits are in various stages of development, and future facts and circumstances could result in management changing its conclusions. It is possible that, if the defenses in these lawsuits are not successful, and the judgments are greater than management can anticipate, the resulting liability could have a material impact on our condensed consolidated financial position, liquidity, or results of operations. With respect to the existing litigation, management currently believes that the possibility of a material judgment adverse to American National is remote. Accruals for losses are established whenever they are probable and reasonably estimable. If no one estimate within the range of possible losses is more probable than any other, an accrual is recorded based on the midpoint of the range.

NOTE 27. CAPITAL MANAGEMENT
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
NER SPC and American National are required to follow Risk Based Capital (“RBC”) requirements based on guidelines of the National Association of Insurance Commissioners (“NAIC”). RBC is a method of measuring the level of capital appropriate for an insurance company to support its overall business operations, in light of its size and risk profile. It provides a means of assessing capital adequacy, where the degree of risk taken by the insurer is the primary determinant.
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
The company has determined that it is in compliance with all capital requirements as at December 31, 2022 and December 31, 2021.

NOTE 28. SUPPLEMENTARY INFORMATION
(a)Supplementary Insurance Information
The following table presents supplementary information for our three reportable segments:
Direct Insurance

AS AT AND FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021	2020
Deferred acquisition cost	$699	$—	$—
Future policy benefits	(21,760)	—	—
Unearned premiums	(1,086)	—	—
Premium revenue	1,456	—	—
Net investment income	514	—	—
Benefits, claims, losses and settlement expenses	(1,155)	—	—
Amortization of deferred acquisition costs	(296)	—	—
Other operating expenses	(353)	—	—
Premium written	1,463	—	—

Reinsurance

AS AT AND FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021	2020
Deferred acquisition costs	$1,033	$776	$—
Future policy benefits	(7,405)	(6,254)	—
Premium revenue	1,246	6,146	—
Net investment income	232	125	—
Benefits, claims, losses and settlement expenses	(449)	(240)	—
Amortization of deferred acquisition costs and other	(39)	(1)	—
Other operating expenses	(21)	(9)	—

Pension Risk Transfer

AS AT AND FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021	2020
Future policy benefits	$(3,024)	$(2,243)	$(1,339)
Premium revenue	1,558	1,016	430
Net investment income	(301)	(1)	84
Benefits, claims, losses and settlement expenses	(156)	(72)	(38)
Other operating expenses	(16)	(12)	(6)

(b)Reinsurance Ceded and Assumed

FOR THE YEAR ENDED DEC. 31 2022 US$ MILLIONS	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
Life insurance inforce	145,928	22,145	222	124,005	—%
Premiums:
Life insurance	1,877	51	3	1,829	—%
Accident and heath insurance	98	184	162	76	213%
Property and liability insurance	1,289	223	43	1,109	4%
Total premiums	3,264	458	208	3,014	7%

FOR THE YEAR ENDED DEC. 31 2021 US$ MILLIONS
Life insurance inforce	2,243	169	—	2,074	—%
Premiums:
Life insurance	1,017	1	—	1,016	—%
Total premiums	1,017	1	—	1,016	—%

FOR THE YEAR ENDED DEC. 31 2020 US$ MILLIONS
Life insurance inforce	1,339	190	—	1,149	—%
Premiums:
Life insurance	431	1	—	430	—%
Total premiums	431	1	—	430	—%
(c)Supplemental Information Concerning Property-Casualty Insurance Operations

AS AT AND FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021	2020
Deferred acquisition cost	185	—	—
Reserves for unpaid claims and claim adjustment expenses	(1,366)	—	—
Unearned premiums	(1,190)	—	—
Earned premiums	1,108	—	—
Net investment income	47	—	—
Claims and claim adjustment expenses incurred related to:
Current year	(782)	—	—
Prior years	25	—	—
Amortization of deferred acquisition costs	(270)	—	—
Paid claims and claim adjustment expenses	(708)	—	—
Premiums written	1,123	—	—

NOTE 29. SUBSEQUENT EVENTS
On February 8, 2023, the company announced a definitive merger agreement to acquire Argo Group International Holdings, Ltd. ("Argo") in an all-cash transaction for approximately $1.1 billion. The merger is expected to close in the second half of 2023, subject to approval by Argo shareholders and other closing conditions.
Since December 31, 2022, the company has issued 1,165,000 of class A shares from treasury to third-parties in exchange for 1,165,000 Brookfield shares. The shares were distributed to Brookfield as a dividend on its Class C shares, valued at $38 million. During this time, Brookfield also converted its holdings of 309,307 Brookfield Reinsurance class A exchangeable shares valued at $10 million into 380,268 class C shares.

COMBINED CONDENSED FINANCIAL STATEMENTS OF
BROOKFIELD REINSURANCE LTD.
(PARENT COMPANY)
All operating activities of Brookfield Reinsurance Ltd. (the “Parent Company”) are conducted by its operating subsidiaries, Brookfield Annuity Company (“BAC”), North End Re Ltd. ("NER Ltd."), North End Re (Cayman) SPC (“NER SPC”) and American National Insurance Company (“American National”).

The Parent Company holds a direct 100% ownership interest in BAM Re Holdings Ltd. ("BAM Re Holdings"), which holds the Parent Company’s interest in its operating subsidiaries. The Parent Company is a holding company that does not conduct any substantive business operations and does not have any assets other than cash and cash equivalents, investments in its subsidiaries and due from related party. The operating subsidiaries are regulated insurance companies and therefore have restrictions on the ability to pay dividends, loan funds and make other upstream distributions to the Parent Company without prior approval by local regulators.

On May 25, 2022, the Parent Company, through its wholly-owned subsidiary BAM Re Holdings, acquired American National, which became an indirect wholly-owned subsidiary of the Parent Company.

These Combined Condensed Parent Company financial statements have been prepared using the same accounting principles and policies described in the notes to the Combined Consolidated Financial Statements. Refer to the Combined Consolidated Financial Statements and notes presented above for additional information and disclosures with respect to these combined condensed financial statements.

PARENT COMPANY INFORMATION
BROOKFIELD REINSURANCE LTD.
SCHEDULE I - COMBINED CONDENSED STATEMENT OF FINANCIAL POSITION

AS AT DEC.31 US$ MILLIONS	2022	2021
Assets
Cash and cash equivalents	$—	$25
Investments in subsidiaries	3,998	1,415
Due from related party	45	—
Total assets	4,043	1,440

Liability
Accounts payable and accrued liabilities	2	1
Preferred shares	2,512	—
Due to related party	80	4
Total liabilities	2,594	5

Equity
Share capital	1,890	1,499
Accumulated surplus (deficit)	442	(48)
Accumulated other comprehensive loss	(883)	(16)
Total equity	1,449	1,435
Total liabilities and equity	$4,043	$1,440
The accompanying notes to the combined condensed financial statements are an integral part of these financial statements.

PARENT COMPANY INFORMATION
BROOKFIELD REINSURANCE LTD.
SCHEDULE I – COMBINED CONDENSED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DEC.31 US$ MILLIONS	2022	2021	2020
Income (loss) of equity method investments	$565	$(41)	$1
Operating expenses	(8)	(3)	—
Interest expense	(67)	—	—
Net income (loss)	$490	$(44)	$1
The accompanying notes to the combined condensed financial statements are an integral part of these financial statements.

PARENT COMPANY INFORMATION
BROOKFIELD REINSURANCE LTD.
SCHEDULE I – COMBINED CONDENSED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

FOR THE YEARS ENDED DEC.31 US$ MILLIONS	2022	2021	2020
Net income (loss)	$490	$(44)	$1
Other comprehensive (loss) income	(823)	(15)	3
Comprehensive (loss) income	$(333)	$(59)	$4
The accompanying notes to the combined condensed financial statements are an integral part of these financial statements.

PARENT COMPANY INFORMATION
BROOKFIELD REINSURANCE LTD.
SCHEDULE I – COMBINED CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021	2020
Operating activities
Net income (loss)	$490	$(44)	$1
Non-cash items affecting net income
Equity in undistributed earnings of subsidiaries	(565)	41	(1)
Changes in non-cash balances related to operations
Changes in working capital	32	5	—
Cash from operating activities	(43)	2	—
Investing activities
Investments in shares of subsidiaries	(2,885)	(1,475)	(13)
Cash used in investing activities	(2,885)	(1,475)	(13)
Financing activities
Issuance of common equity	450	1,501	13
Issuance of preferred equity	2,512	—	—
Distributions	(59)	(3)	—
Cash from financing activities	2,903	1,498	13
Cash and cash equivalents
Cash and cash equivalents, beginning of year	25	—	—
Net change during the year	(25)	25	—
Cash and cash equivalents, end of year	$—	$25	$—
The accompanying notes to the combined condensed financial statements are an integral part of these financial statements.

PARENT COMPANY INFORMATION
BROOKFIELD REINSURANCE LTD.
SCHEDULE I – NOTES TO THE COMBINED CONDENSED FINANCIAL STATEMENTS
NOTE 1. BASIS OF PRESENTATION
Brookfield Reinsurance Ltd. (the “Parent Company”) is a holding company that conducts all of its business operations through its subsidiaries. The Parent Company holds a direct 100% ownership interest in BAM Re Holdings Ltd., which holds the Parent Company’s interest in its operating subsidiaries, Brookfield Annuity Company (“BAC”), North End Re Ltd. ("NER Ltd."), North End Re (Cayman) SPC (“NER SPC”) and American National Group, LLC ("American National").
The Parent Company is a Bermuda corporation incorporated on December 10, 2020 and governed by the laws of Bermuda. The Parent Company changed its name from Brookfield Asset Management Reinsurance Partners Ltd. to Brookfield Reinsurance Ltd. and changed its trading symbol from “BAMR” to “BNRE” with effect from December 14, 2022.

The Parent Company was established to become a reinsurance business focused on providing capital-based solutions to the insurance industry. Through its operating subsidiaries, the Parent Company offers a broad range of insurance products and services to individuals and institutions, including life insurance and annuities, health, and personal and commercial property and casualty insurance.

The Parent Company has accounted for the earnings of its subsidiaries under the equity method in these unconsolidated combined condensed financial statements.
The comparatives reflect the financial information of Brookfield Annuity Holdings Inc. (“BAH”), the predecessor of our Parent Company for financial reporting purposes, for the year ended December 31, 2020 and through June 2021.
No dividends have been received from any of our subsidiaries in the past three years.
NOTE 2. COMMITMENTS AND CONTINGENCIES
The Parent Company and its subsidiaries have bilateral revolving credit facilities backed by third-party financial institutions. The total available amount on the credit facilities is $500 million, and as at December 31, 2022, $356 million was drawn on the bilateral credit facilities. The Parent Company had no other material commitments or contingencies during the reported periods.

NOTE 3. SHARE CAPITAL AND PREFERRED SHARES

On May 25, 2022, the Parent Company issued 98,351,547 Class A Junior Preferred Shares, Series 1, for proceeds of $2.5 billion to Brookfield Corporation ("Brookfield"), formerly Brookfield Asset Management Inc.. On December 9, 2022, the Parent Company issued 2,108,733 Class A Junior Preferred Shares, Series 2 to Brookfield, for proceeds of $53 million. At December 31, 2022, there was $67 million of accrued dividends (December 31, 2021 - $Nil).

In addition, on May 25, 2022, the Parent Company issued 11,270,466 class C shares for $450 million to Brookfield.

During the year, Brookfield converted its holdings of 1,283,000 Brookfield Reinsurance class A exchangeable shares for $51 million into 6,119,609 class C shares.