Form 20-F
period 2023-12-31
Brookfield Reinsurance Ltd.
filed 2024-03-28
CIK 1837429

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F
☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
Anna Knapman-Scott
Ideation House, First Floor
94 Pitts Bay Road
Pembroke, HM08
Bermuda
+1 (441) 405-7811
bnre.enquiries@brookfield.com
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Class	Trading Symbol(s)	Name of each exchange on which registered
Class A Exchangeable Limited Voting Shares	BNRE	New York Stock Exchange
Class A-1 Exchangeable Non-Voting Shares	BNRE.A	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
15,311,749 Class A Exchangeable Limited Voting Shares, 28,073,777 Class A-1 Exchangeable Non-Voting Shares, 24,000 Class B Limited Voting Shares, 102,056,784 Class C Non-Voting Shares, 98,351,547 Class A Junior Preferred Shares, Series 1 and 2,108,733 Class A Junior Preferred
Shares, Series 2 as of December 31, 2023
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
†    The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

- i -

TABLE OF CONTENTS
(continued)

- ii -

INTRODUCTION AND USE OF CERTAIN TERMS
Unless otherwise specified, information provided in this annual report on Form 20-F (this “Form 20-F”) is as of December 31, 2023. Unless the context requires otherwise, when used in this Form 20-F, the terms “we”, “us”, “our”, or the “company” means Brookfield Reinsurance Ltd. (formerly Brookfield Asset Management Reinsurance Partners Ltd.) together with all of its subsidiaries and the term “Brookfield” means Brookfield Corporation (formerly Brookfield Asset Management Inc.), its subsidiaries and controlled companies, including, unless the context otherwise requires, Brookfield Asset Management Ltd., and any investment fund sponsored, managed or controlled by Brookfield Corporation or its subsidiaries, and does not, for greater certainty, include us or Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC and its subsidiaries.
Unless otherwise noted or the context suggests otherwise, references to:
“Additional Brookfield Class A Shares” has the meaning ascribed thereto under Item 10.B “Memorandum and Articles of Association — Class A Exchangeable Shares and Class A-1 Exchangeable Shares — Exchange by Holder”;
“Administration Agreement” means the amended and restated administration agreement between our company and Brookfield Corporation dated August 5, 2022, as further amended by the Administration Agreement Amendment;
“Administration Agreement Amendment” has the meaning ascribed thereto under Item 10.C “Material Contracts — Administration Agreement — General”
“AEL” means AEL Holdings and its subsidiaries;
“AEL Acquisition” means our company’s proposed acquisition of the outstanding common equity of AEL Holdings that we do not already own for aggregate consideration of $55.00 per AEL Holding share in a transaction that values AEL Holdings at approximately $4.3 billion;
“AEL Holdings” means American Equity Investment Life Holding Company;
“AEL Investment Agreement” means the Investment Agreement dated as of October 17, 2020, between Brookfield Corporation, AEL Holdings and Burgundy Acquisitions I Ltd.;
“AEL Merger Agreement” means the definitive Agreement and Plan of Merger dated July 4, 2023 that we entered into with Arches Merger Sub, Inc., AEL Holdings and, solely for the purpose set forth in the Agreement and Plan of Merger, Brookfield Asset Management;
“AEL Reinsurance Treaty” means the agreement dated October 11, 2021 by and between AEL and our company wherein we agreed to reinsure up to $10 billion of annuity products issued by AEL;
“American National” means American National Group, LLC;
“ANICO” means American National Insurance Company;
“Argo” means Argo Group International Holdings, Inc.;
“Argo Acquisition” means the acquisition of Argo by our company at a price of $30 per share, for total consideration of approximately $1.1 billion, completed November 16, 2023;
“Asset Management Company” means Brookfield Asset Management ULC, which is approximately 75% owned by Brookfield Corporation and approximately 25% owned by Brookfield Asset Management;
“Audit Committee” has the meaning ascribed thereto under Item 6.C “Board Practices — Audit Committee”;
“Awards” has the meaning ascribed thereto under Item 6.B “Compensation — Executive Compensation — Cash Bonus and Long-Term Incentive Plans”;
“BAC” means Brookfield Annuity Company;

“BAM Shares” has the meaning ascribed thereto in Item 4.A “History and Development of the Company — Recent Developments — 2023 — AEL Acquisition”;
“BAM Stock Consideration” has the meaning ascribed thereto in Item 4.A “History and Development of the Company — Recent Developments — 2023 — AEL Acquisition”;
“BEAT” has the meaning ascribed thereto under Item 6.B “Risk Factors — Risks Relating to Taxation — U.S. Tax Risks — The U.S. federal base erosion and anti-abuse tax may significantly increase our tax liability”;
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
“Bermuda Act” means the Companies Act 1981 of Bermuda, as amended;
“Bermuda Constituent Entity” has the meaning ascribed thereto in the Bermuda Tax Act;
“Bermuda Constituent Entity Group” has the meaning ascribed thereto in the Bermuda Tax Act;
“Bermuda Entities” has the meaning ascribed thereto in Item 3.D “Risk Factors — Risks Relating to Taxation — Bermuda Tax Risks — Our company will be subject to corporate income tax in 2025”;
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
“Bermuda Insurance Act” means the Insurance Act 1978 of Bermuda, as amended;
“Bermuda Tax Act” has the meaning ascribed thereto in Item 3.D “Risk Factors — Risks Relating to Taxation — Bermuda Tax Risks — Our company will be subject to corporate income tax in 2025”;
“Bermuda-U.S. Treaty” means the income tax treaty between Bermuda and the United States;
“Blackout Period” has the meaning ascribed thereto under Item 3.D “Risk Factors — Risks Relating to Our Exchangeable Shares — Holders of class A-1 exchangeable shares may be unable to convert their class A-1 exchangeable shares into class A exchangeable shares during certain periods”;
“BMA” means Bermuda Monetary Authority;
“BNRE Partnership” means BAM Re Partners Trust;
“BNRE Restricted Shares” means the class A exchangeable shares that may be issued under the BNRE Restricted Stock Plan;
“BNRE Restricted Stock Plan” means our company’s restricted stock plan;
“Board” means the board of directors of our company;
“Brookfield” means Brookfield Corporation (formerly Brookfield Asset Management Inc.), its subsidiaries and controlled companies, including, unless the context otherwise requires, Brookfield Asset Management Ltd., and any investment fund sponsored, managed or controlled by Brookfield Corporation or its subsidiaries, and does not, for greater certainty, include us or Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC and their respective subsidiaries;

“Brookfield Account” has the meaning ascribed thereto under Item 7.B “Related Party Transactions — Conflicts of Interest”;
“Brookfield’s Annual Report” means the annual reports of Brookfield Corporation on Form 40-F that are filed from time to time, including the annual report for the fiscal year ended December 31, 2023, which includes Brookfield Corporation’s (a) audited consolidated statements of financial position as of and for each of the two years in the period ended December 31, 2023 and December 31, 2022, together with the report thereon of the independent registered public accounting firm and management’s discussion and analysis as of December 31, 2023 and 2022 and for each of the two years in the period ended December 31, 2023 and 2022 and (b) annual information form for the year ended December 31, 2023 dated March 18, 2024;
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
“BSCR” has the meaning ascribed thereto under Item 4.B “Business Overview — Regulatory Framework — Bermuda — Minimum Solvency Margins and ECR”;
“bye-laws” means the bye-laws of our company, as amended and adopted by our shareholders;
“Cayman ESA” means the Economic Substance Act 2018 of the Cayman Islands, as amended;
“Cayman Insurance Act” means the Insurance Act, 2010, as amended;
“CCPA” means the California Consumer Privacy Act of 2018;
“CDPA” means the Virginia Consumer Data Protection Act;
“Chair” means the chairperson of the board;
“CIMA” means the Cayman Islands Monetary Authority;
“CISO” means the Chief Information Security Officer of Brookfield.
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

“Code” or “U.S. Internal Revenue Code” means the U.S. Internal Revenue Code of 1986, as amended;
“Committees” means the Audit Committee, Governance and Nominating Committee and Compensation Committee of our company;
“Company’s Conversion Date” has the meaning ascribed thereto under Item 10.B “Memorandum and Articles of Association — Class A Junior Preferred Shares, Series 1 and Class A Junior Preferred Shares, Series 2 — Conversion Right”;
“Company’s Conversion Notice” has the meaning ascribed thereto under Item 10.B “Memorandum and Articles of Association — Class A Junior Preferred Shares, Series 1 and Class A Junior Preferred Shares, Series 2 — Conversion Right”;
“Compensation Committee” has the meaning ascribed thereto under Item 6.C “Board Practices — Compensation Committee”;
“Convention” means the Canada-United States Income Tax Convention (1980), as amended;
“Conversion Blackout Period” has the meaning ascribed thereto under Item 10.B “Memorandum and Articles of Association — Class A Exchangeable Shares and Class A-1 Exchangeable Shares — Conversion Right of Holders of Class A-1 Exchangeable Shares”;
“Conversion Notice” has the meaning ascribed thereto under Item 10.B “Memorandum and Articles of Association — Class A Exchangeable Shares and Class A-1 Exchangeable Shares — Conversion Right of Holders of Class A-1 Exchangeable Shares”;
“Conversion Right” has the meaning ascribed thereto under Item 10.B “Memorandum and Articles of Association — Class A Exchangeable Shares and Class A-1 Exchangeable Shares — Conversion Right of Holders of Class A-1 Exchangeable Shares”;
“CPA” means the Colorado Privacy Act;
“CRA” means the Canada Revenue Agency;
“Cyber Code” has the meaning ascribed thereto under Item 4.B “Business Overview — Regulatory Framework — Bermuda — Cyber Risk Management and Reporting”;
“DAC” means deferred policy acquisition costs;
“Dodd-Frank” means the Dodd-Frank Wall Street Reform and Consumer Protection Act (United States);
“DOE” means Distributable Operating Earnings;
“DSU” means deferred share unit;
“DTC” means the Depository Trust Company;
“ECR” has the meaning ascribed thereto under Item 4.B “Business Overview — Regulatory Framework — Bermuda — Minimum Solvency Margins and ECR”;
“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system at www.sec.gov;
“EISP” means the Enterprise Information Security Policy established by Brookfield;
“Equity Commitment” has the meaning ascribed thereto under Item 10.C “Material Contracts — Equity Commitment”;
“Equity Commitment Agreement” has the meaning ascribed thereto under Item 10.C “Material Contracts — Equity Commitment”;

“ESG” means environmental, social and governance;
“EUTPA” means the Exempted Undertakings Tax Protection Act 1966 (as amended);
“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder;
“exchangeable distribution” has the meaning ascribed thereto under Item 10.B “Memorandum and Articles of Association — Class A Exchangeable Shares and Class A-1 Exchangeable Shares — Distributions”;
“exchangeable shares” means the class A exchangeable shares and/or the class A-1 exchangeable shares, as applicable;
“Exchange Offer” has the meaning ascribed thereto under Item 4.A “History and Development of the Company — Recent Developments — 2023 — Brookfield Reinsurance Exchange Offer”;
“FATCA” has the meaning ascribed thereto under Item 3.D “Risk Factors — Risks Relating to Taxation — U.S. Tax Risks — We may become subject to U.S. withholding tax under FATCA”;
“FCRA” means the Fair Credit Reporting Act (United States);
“FHSA” means first home savings account;
“FINRA” means the Financial Industry Regulatory Authority;
“Form 20-F” means this annual report on Form 20-F;
“GDPR” means the European Union’s General Data Protection Regulation;
“GLB” means the Gramm-Leach-Bliley Act (United States);
“Governance and Nominating Committee” means the Governance and Nominating Committee of our company;
“Healthcare Act” means the Patient Protection and Affordable Care Act of 2010 (United States);
“HIPAA” means the Health Insurance Portability and Accountability Act (United States);
“Holder” has the meaning ascribed thereto under Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations”;
“ICA” means the Insurance Companies Act (Canada);
“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;
“IMO” means an independent marketing organization;
“Insurance Code” has the meaning ascribed thereto under Item 4.B “Business Overview — Regulatory Framework — Bermuda — Insurance Code of Conduct”;
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
“Letter Agreement” has the meaning ascribed thereto under Item 7.A “Major Shareholders”
“Licensing Agreement” has the meaning ascribed thereto under Item 10.C “Material Contracts — Licensing Agreement”;
“MSM” means minimum solvency margin;
“NAIC” means the National Association of Insurance Commissioners;
“NEOs” has the meaning ascribed thereto under Item 6.B “Compensation — Executive Compensation”;
“NER Ltd.” means North End Re Ltd., a Bermuda exempted company listed as a Class E Insurer under the Bermuda Insurance Act;
“NER SPC” means North End Re (Cayman) SPC, a Cayman Islands exempted company registered as a segregated portfolio company;
“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;
“NI 44-102” means National Instrument 44-102 – Shelf Distributions;
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
“OECD” means the Organisation for Economic Co-operation and Development;
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
“PFIC” has the meaning ascribed thereto under Item 3.D “Risk Factors — Risks Relating to Taxation — U.S. Tax Risks — If our company is classified as a passive foreign investment company, U.S. persons who own exchangeable shares could be subject to adverse U.S federal income tax consequences”;
“Preferred Shares” means collectively, the Junior Preferred Shares and the Senior Preferred Shares;
“Proposed Amendments” has the meaning ascribed thereto under Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations”;
“PRT” means pension risk transfer;
“PVI” means Partners Value Investments L.P.;
“QEF Election” means the election by a U.S. Holder to treat its interest in our company as a “qualified electing fund”;
“RBC” has the meaning ascribed thereto under Item 4.B “Business Overview — Regulatory Framework — United States — Risk-Based Capital and Solvency Requirements”;
“RDSP” means registered disability savings plan;
“recirculated exchangeable shares” has the meaning ascribed thereto under Item 10.B “Memorandum and Articles of Association — Class A Exchangeable Shares and Class A-1 Exchangeable Shares — Exchange by Holder”;
“Recirculation Right” has the meaning ascribed thereto under Item 10.B “Memorandum and Articles of Association — Class A Exchangeable Shares and Class A-1 Exchangeable Shares — Exchange by Holder”;
“Registered Plans” has the meaning ascribed thereto under Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations — Eligibility for Investment”;
“Regulatory Condition” has the meaning ascribed thereto under Item 10.B “Memorandum and Articles of Association — Class A Exchangeable Shares and Class A-1 Exchangeable Shares — Conversion Right of Holders of Class A-1 Exchangeable Shares”;
“Resident Holder” has the meaning ascribed thereto under Item 10.E “Taxation — Taxation of Holders Resident in Canada”;
“RESP” means registered education savings plan;
“Rights Agreement” has the meaning ascribed thereto under Item 10.C “Material Contracts — Rights Agreement”;
“RPII” has the meaning ascribed thereto under Item 3.D “Risk Factors — Risks Relating to Taxation — U.S. Tax Risks — If any of our non-U.S. subsidiaries is determined to have related person insurance income, U.S. persons who own exchangeable shares may be subject to U.S. federal income taxation on their pro rata share of such income”;

“RPII CFC” has the meaning ascribed thereto under Item 3.D “Risk Factors — Risks Relating to Taxation — U.S. Tax Risks — If any of our non-U.S. subsidiaries is determined to have related person insurance income, U.S. persons who own exchangeable shares may be subject to U.S. federal income taxation on their pro rata share of such income”;
“RRIF” means registered retirement income fund;
“RRSP” means registered retirement savings plan;
“S&P 500” means the Standard & Poor’s 500 Index;
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002 (United States), as amended;
“SEC” means the U.S. Securities and Exchange Commission;
“SEDAR+” means the System for Electronic Document Analysis and Retrieval at www.sedarplus.ca;
“Senior Preferred Shares” means the class A senior preferred shares and the class B senior preferred shares in the capital of the company;
“SOFR” means the Secured Overnight Financing Rate;
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
“Support Agreement” has the meaning ascribed thereto under Item 10.C “Material Contracts — Support Agreement”;
“Tax Act” means the Income Tax Act (Canada);
“Tax Cuts and Jobs Act” means the Tax Cuts and Jobs Act of 2017;
“TFSA” means tax-free savings account;
“Treasury Regulations” means the U.S. Treasury Regulations promulgated under the U.S. Internal Revenue Code of 1986, as amended;
“TSX” means the Toronto Stock Exchange;
“U.S.” means United States;
“U.S. Federal Forum Provision” means the provision in our bye-laws that unless we consent in writing to the selection of an alternative forum, the federal courts of the United States shall be the sole and exclusive forum for resolving any complaint filed in the United States asserting a cause of action arising under the U.S. Securities Act;
“U.S. GAAP” means U.S. generally accepted accounting principles;
“U.S. Holder” has the meaning ascribed thereto under Item 10.E “Taxation — Certain Material United States Federal Income Tax Considerations”;
“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder; and
“unpaid distribution” has the meaning ascribed thereto under Item 10.B “Memorandum and Articles of Association — Class A Exchangeable Shares and Class A-1 Exchangeable Shares — Distributions”.

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
Each exchangeable share has been structured with the intention of providing an economic return equivalent to one Brookfield Class A Share. We therefore expect that the market price of the exchangeable shares should be impacted by the market price of Brookfield Class A Shares and the business performance of Brookfield Corporation as a whole. In addition to carefully considering the disclosure made in this Form 20-F, you should carefully consider the disclosure made by Brookfield Corporation in its continuous disclosure filings. Copies of Brookfield Corporation’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR+ at www.sedarplus.ca.
Historical Performance and Market Data
This Form 20-F contains information relating to our business as well as historical performance and market data. When considering this data, you should bear in mind that historical results and market data may not be indicative of the future results that you should expect from us.
Financial Information
The financial information contained in this Form 20-F is presented in U.S. dollars and, unless otherwise indicated, has been prepared in accordance with U.S. GAAP. All figures are unaudited unless otherwise indicated. In this Form 20-F, all references to “$” are to U.S. dollars. Canadian dollars are identified as “C$”.

CAUTIONARY STATEMENT REGARDING THE USE OF NON-GAAP MEASURES
We prepare our financial statements in conformity with U.S. GAAP. This Form 20-F discloses a number of non-GAAP financial and supplemental financial measures which are utilized in monitoring our business, including for performance measurement, capital allocation and valuation purposes. We believe that providing these performance measures is helpful to investors in assessing the overall performance of our asset management business. These non-GAAP financial measures should not be considered as the sole measure of our business’ performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in conformity with U.S. GAAP. Non-GAAP measures include Distributable Operating Earnings (“DOE”), adjusted equity, total corporate liquidity and total liquidity. These non-GAAP measures are not standardized financial measures and may not be comparable to similar financial measures used by other issuers. We believe these metrics are useful supplemental measures that may assist investors in assessing our financial performance.
DOE is a key measure of our financial performance. We use DOE to assess operating results and the performance of our businesses. We define DOE as net income excluding the impact of depreciation and amortization, deferred income taxes, and breakage and transaction costs, as well as certain investment and insurance reserve gains and losses, including gains and losses related to asset and liability matching strategies, non-operating adjustments related to changes in cash flow assumptions for future policy benefits and change in market risk benefits, and is inclusive of returns on equity invested in certain variable interest entities and our share of adjusted earnings from our investments in certain associates. DOE is therefore unlikely to be comparable to similar measures presented by other issuers. We also make reference to adjusted equity. Adjusted equity represents the total economic equity of our company through its class A, A-1, B and C shares, excluding accumulated other comprehensive income, and the Junior Preferred Shares issued by our company. We use adjusted equity to assess our return on equity. Corporate liquidity is a measure of our liquidity position and includes cash and cash equivalents, undrawn revolving credit facilities and liquid financial assets held by non-regulated corporate entities. Total liquidity includes liquidity within our regulated insurance entities.
For further details regarding our use of these measures, please see Item 5 “Operating and Financial Review and Prospects”.

PART I
ITEM 1    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2    OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3    KEY INFORMATION
3.A    [RESERVED]
3.B    CAPITALIZATION AND INDEBTEDNESS
Not applicable.
3.C    REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
3.D    RISK FACTORS
The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D “Risk Factors” in this Form 20-F for a more thorough description of these and other risks.
Risks Relating to the Exchangeable Shares
•Risks relating to the market price of, and distributions on, our exchangeable shares and Brookfield Class A Shares;
•Risks relating to the conversion, exchange and redemption rights of the exchangeable shares;
•Risks relating to possible de-listing of exchangeable shares;
•Risks relating to the possible issuance of additional securities in the future; and
•Risks relating to shareholder protections under Bermuda law.
Risks Relating to our Company
•Risks associated with our company being a “SEC foreign issuer” under Canadian securities regulations and a “foreign private issuer” under U.S. securities law;
•Risks relating to our company possibly becoming an investment company under U.S. securities law;
•Risks associated with the effectiveness of our company’s internal controls;
•Risks relating to changes in accounting estimates and assumptions; and
•Risks associated with service of process and enforcement of judgments.
Risks Relating to Our Operating Subsidiaries and Industry
•Risks associated with our underwriting assumptions;
•Risks relating to distribution of our products;
•Risks relating to our reinsurance arrangements and counterparties thereto;
•Risks associated with a rating downgrade or the absence of a rating of any of our operating subsidiaries;
•Risks associated with the derivatives we use to hedge certain business risks;

•Risks relating to market conditions, competition and consolidation in the industry;
•Risks relating to the impact of technology on our business, confidential information and cybersecurity;
•Risks associated with raising additional capital or incurring additional indebtedness;
•Risks associated with identifying and executing on opportunities for future growth;
•Risks associated with loss resulting from fraud, bribery, corruption or other illegal acts; and
•Risks associated with disputes and possible litigation.
Risks Relating to Our Acquisitions
•Risks relating to our ability to complete acquisitions and realize the anticipated benefits thereof.
Risks Relating to General Economic Conditions
•Risks relating to changes in interest rates, foreign exchange, inflation and credit spreads;
•Risks associated with access to debt or equity markets, our ability to access credit markets and changes in our credit rating;
•Risks relating to general economic, political conditions and markets in which our company operates; and
•Risks relating to catastrophic events, climate change, and increased regulation regarding climate change.
Risks Relating to Our Investments
•Risks associated with our investment strategy;
•Risks associated with counterparty creditworthiness;
•Risks associated with our valuation of investments; and
•Risks relating to industry and sector concentration and certain asset classes.
Risks Relating to Regulation
•Risks associated with the insurance business being highly regulated;
•Risks relating to regulatory approvals, which may constrain our company’s ability to complete acquisitions, dispositions and other transactions;
•Risks associated with our failure to obtain or maintain licenses and/or other regulatory approvals;
•Risks relating to capital ratios/calculations of our insurance subsidiaries;
•Risks relating to our employees in Bermuda and the Cayman Islands requiring work permits to run their reinsurance businesses in those jurisdictions; and
•Risks relating to changes to accounting rules.
Risks Relating to Our Relationship with Brookfield
•Risks relating to individuals who are members of the Partnership and also executives of Brookfield;
•Risks relating to our dependence on and terms of arrangements with Brookfield; and
•Risks relating to leveraging Brookfield’s investment management and asset allocation capabilities.
Risks Relating to Taxation
•Risks relating to our aggregate tax liability and effective tax rate being adversely affected in the future by changes in the tax laws of the countries in which we operate;
•Risks under Canadian and US federal income tax law relating to the exchange of exchangeable shares for Brookfield Class A Shares;
•Risks relating to Canadian federal income tax treatment of dividends received or deemed to be received by Resident Holders on the exchangeable shares;
•Risks relating to qualified investments for Registered Plans;
•Risks relating to U.S. federal income taxation, U.S. federal base erosion and anti-abuse tax;

•Risks relating to U.S. withholding tax under FATCA; and
•Risks relating to treatment of exchangeable shares for U.S. federal income tax purposes.

You should carefully consider the following factors in addition to other information set forth in this Form 20-F. If any of the following risks were actually to occur, our business, financial condition and results of operations and the value of our exchangeable shares would likely suffer. Each exchangeable share has been structured with the intention of providing an economic return equivalent to one Brookfield Class A Share. We therefore expect that the market price of our exchangeable shares should be impacted by the market price of the Brookfield Class A Shares and the business performance of Brookfield Corporation. In addition to carefully considering the risk factors contained in this Form 20-F and described below, you should carefully consider the risk factors applicable to Brookfield Corporation included in its continuous disclosure documents. Copies of the Brookfield Corporation’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR+ at www.sedarplus.ca.
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
•actual or perceived differences in distributions to holders of exchangeable shares versus dividends to holders of the Brookfield Class A Shares, including as a result of any legal prohibitions; and
•business developments or financial performance or other events or conditions that may be specific to only to our company.

Our company may redeem the exchangeable shares at any time without the consent of the exchangeable shareholders.
Our board may, subject to applicable law and the prior written consent of the holder of the class C shares, at any time, and without the consent of holders of exchangeable shares, elect to redeem all of the then outstanding exchangeable shares upon sixty (60) days’ prior written notice, including following the occurrence of any of the following redemption events: (i) the total number of class A exchangeable shares outstanding decreases by 50% or more over any six-month period; (ii) the daily market value of the outstanding class A exchangeable shares (based on the closing price on the NYSE on each trading day) (A) is less than $250 million for more than 6 consecutive months or (B) decreases by 50% or more from its high over any three-month period; (iii) a person acquires 90% of the Brookfield Class A Shares in a take-over bid (as defined by applicable securities law); (iv) shareholders of Brookfield Corporation approve an acquisition of Brookfield Corporation by way of arrangement, amalgamation or similar transaction; (v) shareholders of Brookfield Corporation approve a restructuring or other reorganization of Brookfield Corporation or a liquidation, dissolution, winding up or any other distribution of Brookfield Corporation’s assets among its shareholders for the purpose of winding up its affairs is pending; (vi) there is a pending sale of all or substantially all of the assets of Brookfield Corporation; (vii) there is a change of law (whether by legislative, governmental or judicial action), administrative practice or interpretation, or a change in circumstances of our company and our shareholders, that may result in adverse tax consequences for our company or our shareholders; or (viii) our board, in its sole discretion acting in good faith, concludes that the holders of exchangeable shares are adversely impacted by a fact, change or other circumstance relating to our company. In addition, Brookfield Corporation will have an overriding right, subject to receipt of any required regulatory approvals, to acquire all, but not less than all, of the exchangeable shares in the event our board elects to redeem all of the then outstanding exchangeable shares. See Item 10.B “Memorandum and Articles of Association – Redemption”.
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
Each exchangeable share is exchangeable with Brookfield Corporation at the option of the holder for one Brookfield Class A Share (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of Brookfield Corporation), subject to certain limitations as described below. See Item 10.B “Memorandum and Articles of Association – Exchange by Holder”. If cash is used to satisfy an exchange request, the amount payable per exchangeable share will be equal to the NYSE closing price of one Brookfield Class A Share on the date that the request for exchange is received by the transfer agent. As a result, any changes in the market price of the Brookfield Class A Shares after that date will not alter the amount of cash consideration received. By contrast, any holder whose exchangeable shares are exchanged for Brookfield Class A Shares will not receive such Brookfield Class A Shares for up to ten (10) business days after the applicable request is received. During this period, the market price of Brookfield Class A Shares may decrease. Any such decrease would affect the value of the Brookfield Class A Share consideration to be received by the holder of exchangeable shares on the effective date of the exchange.

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
Your investment will change upon an exchange of exchangeable shares for Brookfield Class A Shares.
If you exchange exchangeable shares pursuant to the terms set forth in our bye-laws and the Rights Agreement, you will receive Brookfield Class A Shares or cash in exchange for such exchangeable shares. To the extent that you receive Brookfield Class A Shares in any such exchange, you will become a holder of shares of a Canadian corporation rather than a holder of a security of a Bermuda company. Brookfield Corporation is organized as a corporation under the laws of Ontario, Canada, whereas our company is organized as a Bermuda company. Therefore, recipients of Brookfield Class A Shares following an exchange of exchangeable shares for Brookfield Class A Shares will have different rights and obligations, including voting rights, from those that they had prior to the consummation of the exchange as a holder of exchangeable shares. See Item 10.B “Memorandum and Articles of Association – Comparison of the Rights of Holders of Exchangeable Shares and Brookfield Class A Shares”.
The terms and ownership of our share capital, and our agreements with Brookfield, could discourage or inhibit takeovers, business combinations or other change of control transactions that our shareholders might consider in their best interests.
All of our outstanding class C shares are held, directly or indirectly, by Brookfield Corporation. As such, Brookfield Corporation will have certain rights, including the right to consent to any merger or similar reorganization of the company (including a sale of all of substantially all of our company’s assets), and the right to resolve that our company commence a voluntary liquidation in certain circumstances, including where more than 20% of the total number of the exchangeable shares outstanding are controlled by one person or group of persons acting jointly or in concert. See Item 10.B “Memorandum and Articles of Association – Class C Shares – Liquidation”. No consent or resolution of the class A exchangeable shares, class A-1 exchangeable shares, class B shares or any other class of shares is required in connection with the commencement of such liquidation by Brookfield Corporation. As the lender under our credit facility, Brookfield Corporation will also have certain consent rights over material changes relating to our company. Senior members of the Partnership, the Class B Partners, collectively hold and control all of our outstanding class B shares through the BNRE Partnership, and are entitled to elect one-half of the board and approve all other matters requiring shareholder approval, including the right to consent to any merger or similar reorganization of the company (including a sale of all of substantially all of our company’s assets). See Item 7.A “Major Shareholders”. Our bye-laws provide that the class B shares may only be transferred to a company controlled by one or more of the Partners or to Brookfield. These features of our share capital and ownership structure, and our agreements with Brookfield, could discourage potential acquirers from making a take-over bid or seeking to effect a change of control or business combination involving our company or make it difficult for any bid, change of control or business combination to be completed.
If a sufficient number of exchangeable shares are exchanged for Brookfield Class A Shares, or a sufficient number of class A-1 exchangeable shares are converted into class A exchangeable shares, then a class of the exchangeable shares may be de-listed.
If a sufficient number of exchangeable shares are exchanged for Brookfield Class A Shares, or a sufficient number of class A-1 exchangeable shares are converted into class A exchangeable shares, or our company exercises our redemption right, subject to the prior written consent of the holder of the class C shares, at any time including if the total number of a class of exchangeable shares decreases by 50% or more over any twelve-month period, our company may fail to meet the minimum listing requirements on the NYSE and the TSX, and the NYSE or the TSX may take steps to de-list the applicable class of exchangeable shares. Though holders of exchangeable shares will still be entitled to exchange each such share at any time for one Brookfield Class A Share (subject to adjustment to reflect certain capital events), or its cash equivalent (the form of payment to be determined at the election of Brookfield Corporation), a de-listing of a class of exchangeable shares would have a significant adverse effect on the liquidity of the applicable class of exchangeable shares, and holders thereof may not be able to exit their investments in the market on favorable terms.

As a result of certain regulatory limitations in our bye-laws, certain holders of class A-1 exchangeable shares may be unable to convert their class A-1 exchangeable shares into class A exchangeable shares.
Our bye-laws provide that no holder of our class A-1 exchangeable shares will be permitted to convert its class A-1 exchangeable shares into our class A exchangeable shares unless it has satisfied the Regulatory Condition (as defined herein). Due to the Regulatory Condition in our bye-laws, holders of our class A-1 exchangeable shares may be limited in their ability to convert their class A-1 exchangeable shares into class A exchangeable shares, which could in effect limit such holders in their ability to vote on matters requiring approval of shareholders of Brookfield Reinsurance.
Holders of class A-1 exchangeable shares will be unable to convert their class A-1 exchangeable shares into class A exchangeable shares during certain periods.
Our bye-laws prohibit holders of class A-1 exchangeable shares from converting their class A-1 exchangeable shares into class A exchangeable shares during (i) the calendar month in which quarterly distributions are paid to holders of exchangeable shares or (ii) during the period commencing 10 business days prior to a record date for any special dividend or stock distribution and up to and including on the payment date for such dividend (the “Blackout Period”). Any notice given to the transfer agent to exercise the right of conversion on the class A-1 exchangeable shares purported to be delivered to the company during a Blackout Period will be deemed to have been received on the business day immediately following the date on which a Blackout Period expires.
As a result, holders of class A-1 exchangeable shares will be unable to convert their class A-1 exchangeable shares into class A exchangeable shares easily and during a desired time.
The class A-1 exchangeable shares generally have no voting rights.
Except as otherwise required by Bermuda law and other than in the limited circumstances described in this document, holders of class A-1 exchangeable shares generally have no voting rights. Our class A exchangeable shares and class B shares are the only classes that carry full voting rights. See Item 10.B, “Memorandum and Articles of Association — Class A Exchangeable Shares and Class A-1 Exchangeable Shares — Voting Rights of Class A-1 Exchangeable Shares”.
The market price of the exchangeable shares may be volatile, and there is no guarantee that the price of the exchangeable shares when compared to the Brookfield Class A Shares will be equal.
The market price of the exchangeable shares may be volatile. Holders of such securities may not be able to resell their securities at or above the current market price due to fluctuations in the market price of such securities, including changes in market price caused by factors unrelated to our company’s operating performance or prospects. The historical trading price of the exchangeable shares are not necessarily indicative of future value, and there is no guarantee that the price of the exchangeable shares when compared to the Brookfield Class A Shares will be equal. Specific factors that may have a significant effect on the market price of the exchangeable shares include:
•changes in stock market analyst recommendations or earnings estimates regarding the exchangeable shares or Brookfield Class A Shares, other companies that are comparable to our company or Brookfield Corporation or are in the industries that they serve;
•with respect to the exchangeable shares, changes in the market price of the Brookfield Class A Shares;
•changes in regulatory policies that may impact the business of our company or Brookfield Corporation;
•changes in tax policies that may impact the treatment of distributions;
•actual or anticipated fluctuations in our company and Brookfield Corporation’s operating results or future prospects;
•reactions to public announcements by our company and Brookfield Corporation;
•strategic actions taken by our company or Brookfield Corporation;
•adverse conditions in the financial market or general U.S. or international economic conditions; and

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
The sale or issuance of a substantial number of our class A exchangeable shares, class A-1 exchangeable shares, the Brookfield Class A Shares or other securities of our company or Brookfield Corporation in the public or private markets, or the perception that such sales or issuances could occur, could depress the market price of our exchangeable shares and impair our ability to raise capital through the sale of additional exchangeable shares. We cannot predict the effect that future sales or issuances of our class A exchangeable shares, class A-1 exchangeable shares, Brookfield Class A Shares or equity securities would have on the market price of our exchangeable shares. Subject to the terms of any of our securities then outstanding, holders of exchangeable shares will not have any pre-emptive right or any right to consent to or otherwise approve the issuance of any securities or the terms on which any such securities may be issued.
Our company cannot assure you that it will be able to pay distributions equal to the levels currently paid by Brookfield Corporation and holders of exchangeable shares may not receive distributions equal to the dividends paid on the Brookfield Class A Shares and, accordingly, may not receive the intended economic equivalence of those securities.
The exchangeable shares are intended to provide an economic return per exchangeable share equivalent to one Brookfield Class A Share (subject to adjustment to reflect certain capital events) and it is expected that distributions on our exchangeable shares will continue to be paid at the same time and in the same amount as dividends on the Brookfield Class A Shares. Further, pursuant to the Support Agreement (as defined herein), Brookfield has agreed to support the economic equivalence of the exchangeable shares and Brookfield Class A Shares for so long as exchangeable shares not owned by Brookfield are outstanding and there has not been an amendment to the exchange feature by agreeing to, among other things, take all actions reasonably necessary to enable our company to, among other things, pay quarterly distributions.

However, distributions are at the discretion of our board of directors (the “Board”) and unforeseen circumstances (including legal prohibitions) may prevent the same distributions from being paid on each security. The payment of any return of capital distributions is subject to shareholder approval, which we intend to seek annually but which may not be obtained. In addition, the amount of any return of capital distributions on our exchangeable shares approved by shareholders could be less than the amount of the dividends declared by Brookfield Corporation on the Brookfield Class A Shares in respect of some quarters, including as a result of dividend increases made by Brookfield Corporation in between our annual shareholder meetings. Accordingly, there can be no assurance that holders of exchangeable shares will receive all distributions as a return of capital distribution rather than an ordinary dividend, or that distributions on the exchangeable shares will be paid at the same time and in the same amount as dividends on the Brookfield Class A Shares, which may impact the market price of the exchangeable shares. Distributions on our exchangeable shares may not equal the levels currently paid by Brookfield Corporation for various reasons, including, but not limited to, the following:
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
As a Bermuda company, we are governed by the Bermuda Act. Bermuda corporate law differs in some material respects from laws generally applicable to Canadian corporations, including the provisions relating to interested directors, mergers and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. Under Bermuda law, the duties of directors and officers of a company are generally owed to the company only. Officers of a Bermuda company must, in exercising their powers and performing their duties, act honestly and in good faith with a view to the best interests of the company and must exercise the care and skill that a reasonably prudent person would exercise in comparable circumstances. Shareholders of Bermuda companies do not generally have rights to take action against directors or officers of the company and may only do so in limited circumstances. See Item 10.B “Memorandum and Articles of Association – Comparison of the Rights of Holders of Exchangeable Shares and Brookfield Class A Shares”.

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
Changes in accounting estimates and assumptions could negatively affect our financial position and results of operations
Changes in our accounting estimates and assumptions could negatively affect our financial position and results of operations. We prepare our consolidated financial statements in accordance with U.S. GAAP. These accounting principles require us to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as reported amounts of revenues and expenses.
We periodically evaluate our estimates and assumptions and base our estimates on historical experience and various assumptions that we believe to be reasonable based on specific circumstances. These assumptions and estimates involve the exercise of judgment and discretion, which may evolve over time in light of operational experience, regulatory direction, developments and other factors.
Authorities may change accounting standards that apply to us, and we may adopt changes earlier than required. Changes in accounting rules applicable to our business may have an adverse impact on our results of operations and financial condition.
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

Risks Relating to Our Operating Subsidiaries and Industry
Our company makes assumptions and estimates when underwriting insurance and reinsurance risks, and significant deviations from such assumptions and estimates could adversely affect our business, financial condition, results of operations, liquidity and cash flows.
Our company makes and relies on certain assumptions and estimates in order to make decisions regarding pricing, target returns, reserve levels and other factors affecting our business operations. Our underwriting results depend upon the extent to which our actual claims experience and benefit payments on our insurance policies and reinsurance contracts are consistent with the assumptions we use in setting prices and establishing liabilities for such contracts. Such amounts are established based on actuarial estimates of how much we will need to pay for future benefits and claims based on data and models that include many assumptions and projections, which are inherently uncertain and involve significant judgment, including assumptions as to the levels and/or timing of receipt or payment of premiums, benefits, claims, expenses, interest credits and investment results (including equity and other market returns). If the data we rely on in our underwriting is inaccurate, or if our assumptions and estimates differ significantly from the actual outcomes and results, our business, financial condition, results of operations, liquidity and cash flows may be materially and adversely affected. Similarly, if we fail to assess accurately the risks we underwrite or fail to comply with our internal guidelines on underwriting, or if events or circumstances cause our risk assessment to be incorrect, our reserves may prove to be inadequate to cover future claims and benefit payments.
In particular, our life and annuity products expose our company to lapse, mortality and longevity risks. Lapse risk is the risk that the timing of policyholder withdrawals differ from underwritten assumptions. Mortality risk is the risk that the timing of death benefits differ from underwritten assumptions. Longevity risk is the risk that the length of time we pay pension or annuity benefits may exceed that which we assumed in pricing our reinsurance contracts. Lapse, mortality and longevity products, including PRT and other annuity products, may experience adverse impacts due to higher-than-expected mortality improvement. Lapse, mortality and longevity experience which is less favorable than the rates that we used in pricing an insurance policy or a reinsurance agreement may cause our net income to be less than otherwise expected because the premiums we receive for the risks we assume may not be sufficient to cover the claims and profit margin. We may use a variety of strategies to manage mortality, lapse and longevity risks, including the use of reinsurance and derivative instruments. These strategies, however, may not be fully effective and may lead to payments to counterparties in excess of recoveries depending on how actual experience emerges. Moreover, advances in technology, including predictive medical technology that enables consumers to select products better matched to their individual risk profile and other medical breakthroughs that extend lives, could cause our future experience to deviate significantly from our actuarial assumptions, which could adversely impact timing of payments, our required level of reserves and profitability.
In addition, social, economic, political and environmental issues, including rising income inequality, unemployment, climate change, prescription drug use and addiction, exposures to new substances or those previously considered to be safe, along with the use of social media to proliferate messaging around such issues, has expanded the theories for reporting claims, which may increase the amounts we are required to pay out under certain of our policies and may also increase our claims administration and/or litigation costs. Governments’ increased efforts to respond to the costs and concerns associated with these types of issues may also lead to expansive, new theories for reporting claims or may lead to the passage of “reviver” statutes that extend the statute of limitations for the reporting of these claims. These and other social, economic, political and environmental issues may also either extend coverage beyond our underwriting intent or increase the frequency or severity of claims.
Finally, in respect of our reinsurance business, our company often relies on the policies, procedures and expertise of the ceding companies making the original underwriting decisions. Similar to the practice of other insurers, our company does not separately evaluate each of the individual risks assumed under reinsurance treaties or each claim incurred. Accordingly, our company is dependent on the information provided by the ceding companies (or their third-party administrators), and there can be no assurance that such ceding companies have adequately evaluated the risks to be reinsured. We may rely on the ceding companies to whom we provide reinsurance, or any third-party administrators with whom they contract, to provide policy administration and policyholder services and to provide timely and accurate financial and operating information to us. We cannot assure you that erroneous information we receive will be identified and resolved such that the information is included without error, which may impact our business and servicing quality and could have a material adverse effect on our business, financial condition and results of operations.

We regularly review our reserves and associated assumptions as part of our ongoing assessment of our business performance and risks. If we conclude that our reserves are insufficient to cover actual or expected policy and contract benefits and claim payments as a result of changes in experience, assumptions or otherwise, we may update the assumptions used to calculate reserves for our in-force business, which could result in additional assets needed to meet the higher, earlier, or more frequent than expected payments and claims. An increase in reserves due to revised assumptions would have an immediate impact on our results of operations and financial condition; however, economically the impact is generally long term as the excess outflow is paid over time.
If we are unable to attract and retain IMOs, agents, banks and broker-dealers, sales of our insurance products may be adversely affected.
We distribute our insurance products through a variable cost distribution network, which includes numerous IMOs, independent agents, banks and independent broker-dealers. We must attract and retain such marketers, agents and financial institutions to sell our products. In particular, insurance companies compete vigorously for productive agents. We compete with other insurance companies for marketers, agents and financial institutions primarily on the basis of our product pricing, support services, compensation, credit ratings and product features. Such marketers, agents and financial institutions may promote products offered by other insurance companies that may offer a larger variety of products than we do. Our competitiveness for such marketers, agents and financial institutions also depends upon the long-term relationships we develop with them. There can be no assurance that such relationships will continue in the future. In addition, our growth plans include increasing the distribution of annuity products through banks and broker-dealers. If we are unable to attract and retain sufficient marketers and agents to sell our products or if we are not successful in expanding our distribution channels within the bank and broker-dealer markets, our ability to compete and our sales volumes and results of operations could be adversely affected.
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
As part of our overall risk and capacity management strategy, we may choose to purchase reinsurance for certain amounts of risk underwritten within our business. We may also look to retrocede certain amounts of risk we assume under our reinsurance agreements. Market conditions beyond our control determine the availability and cost of the reinsurance protection we seek to purchase, which may affect the level of our businesses and profitability. The premium rates and other fees that we charge are based, in part, on the assumption that reinsurance will be available at a certain cost. Accordingly, we may be forced to incur additional expenses for reinsurance, which could adversely affect our ability to write future business. In addition, we may be unable to obtain reinsurance on terms acceptable to us relating to certain lines of business that we intend to begin underwriting.
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
In addition, we may use derivatives to hedge various business risks. We may enter into a variety of derivatives, including options, forwards, interest rate, credit default and currency swaps with a number of counterparties on a bilateral basis for uncleared OTC derivatives and with clearing brokers and central clearinghouses for OTC-cleared derivatives (OTC derivatives that are cleared and settled through central clearing counterparties). If our counterparties, clearing brokers or central clearinghouses fail or refuse to honor their obligations under these derivatives, our hedges of the related risk will be ineffective. Such failure could have a material adverse effect on our financial condition and results of operations. We seek to reduce the risks associated with such derivative transactions by entering into such agreements with large, well-established financial institutions. However, there can be no assurance that we will not suffer losses in the event of a derivative counterparty fails to perform or fulfill its obligations.

The insurance industry is highly competitive; competitive pressures may result in lower volumes of policies written, fewer insurance contracts underwritten, lower premium rates, increased expense for customer acquisition and retention and less favorable policy terms and conditions.
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
Within our direct insurance businesses, strong competition for customers has led to increased marketing and advertising by our competitors, many of whom have well-established national reputations and greater financial and marketing resources, as well as the introduction of new insurance products and aggressive pricing practices. These competitive pressures could result in increased pricing pressures on a number of our products and services, particularly as competitors seek to win market share, and may limit our ability to maintain or increase our sales volume and profitability. Because of its relatively low cost of entry, technology and the Insurtech industry has emerged as a significant place of new competition, both from existing competitors and new competitors. In addition, product development and life-cycles have shortened in many product segments, leading to intense competition with respect to product features.
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
We compete with new companies that enter the insurance market, particularly companies with new or “disruptive” technologies or business models. Certain technology companies and other third parties have created, and may in the future create, technology-enabled business models, processes or platforms that may adversely impact our competitive position. New services and technologies can affect the demand for insurance and reinsurance products and services, the premiums payable, the profitability of such products and services and the risks associated with underwriting certain lines of business. In addition, certain capital markets participants have created alternative products that are intended to compete with reinsurance products. Recently, the insurance industry has faced increased competition from new underwriting capacity, such as the investment of significant amounts of capital by pension funds, mutual funds, hedge funds and other sources of alternative capital primarily into the natural catastrophe reinsurance and insurance businesses. The failure of our company to assess new services and technologies that may be applicable or disruptive to the reinsurance and insurance industries may have an adverse effect on our business, financial condition and results of operations.

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
Because of the highly competitive nature of the insurance industry, there can be no assurance that we will maintain or grow our market share, continue to identify attractive opportunities in either our individual or institutional channels, or that competitive pressure will not have a material adverse effect on our business, results of operations and/or financial condition.
Consolidation in the insurance industry could adversely impact us.
Participants in the insurance industry, including our competitors, customers and insurance brokers, have been consolidating. There has been a large amount of merger and acquisition activity in the insurance industry in recent years which may continue. We may experience increased competition as a result of that consolidation, with larger entities having enhanced market power. Increased competition could result in fewer submissions, lower premium rates, less favorable policy terms and conditions and greater costs of customer acquisition and retention.
Should the market continue to consolidate, competitors may try to use their enhanced market power to obtain a larger market share through increased line sizes or through price competition. If competitive pressures reduce our pricing power, this could in turn lead to reduced premiums and a reduction in expected earnings. As the insurance industry consolidates, competition for customers will become more intense and the importance of sourcing and properly servicing each customer will become greater. We could incur greater expenses relating to customer acquisition and retention, further reducing our operating margins. In addition, insurance companies that merge may be able to spread their risks across a larger capital base so that they require less reinsurance. The number of companies offering reinsurance to competitors may decline. Reinsurance intermediaries could also continue to consolidate, potentially adversely impacting our ability to access and write business. We could also experience more robust competition from larger, better capitalized competitors. As a result of the consolidation in the industry, we may experience rate declines and possibly write less business. Any of the foregoing could adversely affect our business, results of operations, growth and prospects.
Our company’s business relies on the use of technology, and as a result, we may be exposed to cybersecurity attacks.
Our company’s business places significant reliance on information and other technology. This technology includes the computer systems used for information, processing, administrative and commercial operations. The information and embedded systems of key business partners and regulatory agencies are also important to our company’s operations. Our company’s business relies on this technology functioning as intended. The computer systems used by our company’s business face ongoing cybersecurity threats and attacks, which could result in the failure of such infrastructure. We may in the future be subject to cybersecurity risks or other breaches of information technology security, noting the increasing frequency and severity of these kinds of incidents. Such attacks may result in, and in some instances have in the past involved, attempts to gain unauthorized access to our proprietary information or to client or third-party data stored on our systems, destroy or disable our data, and/or degrade or sabotage our systems, through the introduction of computer viruses, cyber-attacks and other means. Such attacks could originate from a wide variety of sources, including internal actors or unknown third parties. The sophistication of the threats continues to evolve and grow, including the risk associated with the use of emerging technologies, such as artificial intelligence and quantum computing, for nefarious purposes. A breach of our company’s data or cybersecurity measures, non-compliance with our contractual or other legal obligations regarding our company’s data or intellectual property or a violation of our privacy and security policies with respect to such data, and/or the failure of any such computerized system or of the operating equipment used by our company’s business for a significant time period could have a material adverse effect on our company’s business prospects, financial condition, results of operations and cash flow and it may not be possible to recover losses suffered from such incidents under our company’s insurance policies.

We are reliant on third party service providers for support of certain aspects of our business, including for certain information systems and technology platforms, trustee services, legal services, technology, actuarial and accounting matters. A disaster, disruption or compromise in technology or infrastructure that supports our company’s business, including a disruption involving electronic communications or other services used by us, our vendors or third parties with whom we conduct business, may have an adverse impact on our ability to continue to operate our businesses without interruption which could have a material adverse effect on us. These risks could increase as vendors increasingly offer cloud-based software services rather than software services that can be operated within our own data centers. These risks also increase to the extent we engage in operations in jurisdictions with which we are not familiar. In addition to the fact that these third-party service providers could also face ongoing cyber security threats and compromises of their systems, we generally have less control over the delivery of such third-party services, and as a result, we may face disruptions to our ability to operate a business as a result of interruptions of such services. A prolonged global failure of cloud services provided by a variety of cloud services providers that we engage could result in cascading systems failures for us. Although our company is continuing to develop defenses to such attacks, our company can provide no assurance that our company will be successful in preventing or ameliorating damage from such an attack on our company and, as the manner in which cyber-attacks are undertaken has become more sophisticated, there is a risk that the occurrence of cyber-attack may remain undetected for an extended period.
Failure to protect the confidentiality of information, including as the result of a cybersecurity attack, could materially and adversely affect our reputation and have a material adverse effect on our business, financial condition and results of operations.
Many jurisdictions in which we operate have enacted laws to safeguard the privacy and security of personal information. Additionally, various government agencies have established rules protecting the privacy and security of such information. These laws and rules vary greatly by jurisdiction. As described above, our company’s business relies on the use of technology, including to store and safeguard personal information of policyholders. Additionally, some of our employees have access to personal information of policyholders. We rely on internal controls to protect the confidentiality of this information. It is possible that our data could be the subject of a cybersecurity attack or an employee could, intentionally or unintentionally, disclose or misappropriate confidential information. If we fail to protect against the risk of a cyber-attack or maintain adequate internal controls, or if our employees fail to comply with our policies, misappropriation or intentional or unintentional disclosure or misuse of personal information could occur. Such internal control inadequacies or non-compliance could materially damage our reputation or lead to civil, regulatory or criminal penalties, which, in turn, could have a material adverse effect on our business, financial condition and results of operations. In addition, we may analyze customer data to better manage our business.
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
The completion of inorganic growth initiatives, including executing future reinsurance arrangements and acquiring interests in existing reinsurance or insurance platforms, would significantly increase the scale and scope of our operations, which we may have difficulty managing, and which may involve risks to our business.
A key part of our growth strategy will involve executing new PRT arrangements and reinsurance transactions, and may also include the acquisition of, or the making of material investments in, existing reinsurance and insurance businesses. Such initiatives, if successful, would significantly increase the scale, scope and diversity of our business. While we have reviewed and successfully executed transactions in the past to facilitate our growth, we may not be successful in executing on future opportunities for a variety of reasons.
We routinely review potential PRT arrangements, reinsurance transactions, partnership opportunities and other investment opportunities to grow our business, some of which may be material. There can be no assurance that any discussions will lead to definitive agreements or, if such agreements are reached, that any transactions will be consummated. Even if we identify suitable opportunities on terms acceptable to us, we may be unable to consummate these transactions due to required regulatory approvals or other reasons, many of which are outside of our control. If we are unable to successfully transact on inorganic growth opportunities on terms acceptable to us, our business, financial condition, results of operations and future growth may be materially and adversely affected.
In addition, we face risks associated with managing liabilities we assume through inorganic growth transactions, such as maintaining adequate personnel and operational systems to manage such liabilities. A change in the operating systems we use to manage our liabilities, and/or the personnel responsible for overseeing such systems and administering the related policies, could disrupt our ability to adequately monitor and report our liabilities and administer these policies. As a result of such disruption, we may experience customer or counterparty complaints, regulatory intervention, or other adverse effects. As a result of the foregoing, we may realize materially less than the anticipated financial benefits from reinsurance transactions, or our reinsurance transactions may be unprofitable or result in losses.

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
We may require additional capital in the future, including to fund future growth, which may not be available or may only be available on unfavorable terms, including as a result of increasing barriers to free trade and the free flow of capital and fluctuations in the financial markets.
Our future capital requirements depend on many factors, including regulatory requirements, the nature of any future business we write and the requirement to hold appropriate capital against the liabilities we assume thereunder, the amount of which is determined based on a variety of risks inherent in our transactions including, credit risk, interest rate risk, insurance risk and operational risk, among others. Furthermore, in order to write or assume new business through our licensed operating subsidiaries, we need sufficient capital to be held by these entities. Our ability to move capital to or from these entities without adverse consequence may be limited by regulatory restrictions on dividends from our other subsidiaries, restrictions on intercompany transactions more generally, tax consequences or other considerations.
Any equity or debt financing, if available at all, are subject to market factors outside of our control and may be transacted on unfavorable terms. Any disruption in the financial markets may limit our ability to access capital required to operate our business, and we may be forced to delay raising capital or bear a higher cost of capital, which could decrease our profitability and significantly reduce our financial flexibility. For instance, prolonged and severe disruptions in the overall public and private debt and equity markets, such as occurred during 2008, and in connection with COVID-19 could result in an inability to access capital and the incurrence of significant realized and unrealized losses. Public and private debt and equity markets may experience disruption in individual market sectors, such as has occurred in the energy sector. If we cannot obtain adequate capital on favorable terms or at all, our business, results of operations and financial condition could be adversely affected.
In addition, political initiatives to restrict free trade and the renegotiation and/or potential termination of existing bilateral and multilateral trade arrangements, could adversely affect the insurance industry and our business. The insurance industry is disproportionately impacted by restraints on the free flow of capital and risk because the value it provides depends on the ability to globally diversify risk.
Given ongoing global economic uncertainties, evolving market conditions may affect our results of operations, financial position and capital resources. In the event that there is deterioration or volatility in financial markets or general economic conditions, our results of operations, financial position, capital resources and competitive landscape could be materially and adversely affected.
Brookfield Corporation has provided our company with a $2 billion equity commitment to fund future growth as well as a revolving credit facility in the amount of $400 million for working capital purposes, each of which we may draw on from time to time. Our company has also established credit facilities with third party lenders. To the extent our operations do not generate sufficient operating cash flow to fund working capital, we intend to use these sources of liquidity for working capital purposes and to fund distributions. We may also use these sources of liquidity to fund growth capital investments and acquisitions.

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
Our company may be subject to negative publicity in the insurance industry.
From time to time, the participants in the insurance industry have been subject to investigations, litigation and regulatory scrutiny by various insurance, governmental and enforcement authorities concerning certain industry practices. In particular, financial services companies have been the subject of broad industry inquiries by state regulators and attorneys general that do not appear to be company-specific, such as those concerning business practices upon notification of death. We may receive inquiries and informational requests from insurance regulators and other government agencies in the jurisdictions in which our company operates. In addition, consumer advocacy groups or the media may also focus attention on certain insurance industry practices. We cannot predict the effect that investigations, litigation or regulatory activity or negative publicity from consumers or the media will have on the reinsurance and insurance industry or our company. However, press coverage and other public statements that assert some form of wrongdoing, regardless of the factual basis for the assertions being made, could result in inquiry or investigation by regulators, legislators and/or law enforcement officials or in lawsuits. The involvement of our company in any investigations or litigation would cause our company to incur legal costs and can divert the time and effort of senior management, and if our company was found to have violated any laws, we could be required to pay fines and damages, potentially in material amounts. Our company could also be adversely affected by negative publicity and the implementation of any new industry-wide regulations that may result from such publicly, which could increase the regulatory burdens under which our company operates. Adverse publicity can also have an adverse effect on our reputation, the morale and performance of employees, and on business retention, which could adversely affect our results of operations.
Risks Relating to Our Acquisitions
We may be unable to complete acquisitions and other transactions as planned.
Our acquisitions and other transactions are subject to a number of closing conditions, including, as applicable, security holder approval, regulatory approval and other third party consents and approvals that are beyond our control and may not be satisfied. Consents and approvals may not be obtained, may be obtained subject to conditions which adversely affect anticipated returns, and/or may be delayed and delay or ultimately preclude the completion of acquisitions and other transactions. Government policies and attitudes in relation to foreign investment may change, making it more difficult to complete acquisitions and other transactions in such jurisdictions. Furthermore, interested stakeholders could take legal steps to prevent transactions from being completed. If all or some of our acquisitions, dispositions and other transactions are unable to be completed on the terms agreed, we may need to modify or delay or, in some cases, terminate these transactions altogether, the market value of our exchangeable shares may significantly decline and we may not be able to achieve the expected benefits of the transactions.

We may not realize the anticipated benefits of our acquisitions.
We may fail to realize some or all of the anticipated benefits of our recent acquisitions including as a result of potential unknown liabilities and expenses within the business that were not identified by us during due diligence, or because of changes in our business or the business or industry of the acquired company. Furthermore, the size and complexity of our business may increase significantly as a result of our acquisitions, and we may be exposed to additional risk factors that we are not exposed to through our existing business. Our future success depends, in part, upon our ability to manage our expanded business, and mitigate such risk factors, which may pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity.
Failure to complete the AEL Acquisition could negatively impact the future business and financial results of our company.
The closing of our company’s proposed acquisition of the outstanding common equity of AEL Holdings that we do not already own for aggregate consideration of $55.00 per AEL Holding share in a transaction that values AEL Holdings at approximately $4.3 billion (the “AEL Acquisition”) is subject to satisfaction or waiver of a number of customary closing conditions, including the receipt of insurance regulatory approvals in relevant jurisdictions. Although we expect that the AEL Acquisition will close in the first half of 2024, there is no guarantee that the AEL Acquisition will close on such timeline, or at all. If the AEL Acquisition is not completed, the ongoing businesses of our company may be adversely affected and our company will be subject to several risks, including (i) having to pay certain costs relating to the AEL Acquisition, such as legal, accounting, financial advisor, filing, printing and mailing fees; and (ii) the focus of management on the AEL Acquisition instead of on pursuing other opportunities that could be beneficial; in each case, without realizing any of the benefits of having the AEL Acquisition completed. In addition, if the AEL Acquisition is not completed, our company may experience negative reactions from the financial markets and from regulators, rating agencies, prospective customers and counterparties and other insurance industry participants. If the AEL Acquisition is not completed, these risks may still materialize and may adversely affect the business, financial results and stock prices of our company.
In the unlikely event that the AEL Acquisition does not close, our company will continue to hold approximately 20% of the issued and outstanding common shares of AEL Holdings. The value of our equity investment in AEL Holdings is subject to all of the risks relating to ownership of equity in AEL Holdings as described in its public disclosure filings, as well as risks relating to the investment in equity securities generally such as market volatility and market disruption, changes in interest and currency exchange rates, equity prices and other economic and business factors beyond our control. Until November 30, 2025, we are subject to customary standstill obligations that restrict us from, among other things, purchasing additional AEL Holdings common shares, selling our AEL Holdings common shares to activists or competitors and taking or supporting certain shareholder actions, subject to certain limited exceptions. As a result of the foregoing restrictions, we may not be permitted to transfer our AEL Holdings common shares and any decline in the value of our AEL Holdings common shares could result in returns that are lower than anticipated or even in the investment being lost completely.
Risks Relating to General Economic Conditions
Changes in interest rates and credit spreads, which are out of our control, can materially and adversely affect our financial condition and results of operations.
Interest rates have a significant impact on our business both in terms of consumer demand for our products and on our investment performance. Substantial and sustained increases or decreases in market interest rates could materially and adversely affect our business, investment returns, financial condition, results of operations, liquidity and cash flows.
Rapidly rising interest rates could result in reduced persistency of our spread-based products if contract holders shift assets into higher yielding investments. Increasing rates on other insurance or investment products offered by competitors may also lead to higher surrenders by customers within certain segments of our direct insurance business. We may react to market conditions by increasing our crediting rates, which narrows our “spread,” or the difference between the amounts we earn on investments and the amount we must pay under our contracts. In addition, an increase in market interest rates could reduce the value of certain of our investments held as collateral under reinsurance agreements and require us to provide additional collateral, thereby reducing our available capital and potentially creating a need for additional capital which may not be available to us on favorable terms, or at all.

During periods of prolonged low interest rates, investment earnings may be lower because the interest earned on floating rate fixed income investments will likely have declined with the market interest rates, which in turn may impact the performance of our business. Further, we may also be forced to reinvest proceeds from investments that have matured or have been prepaid or sold at lower yields, which will reduce our “net investment spread” or the difference between the amounts that we are required to pay under the contracts in our general account and the rate of return we earn on general account investments intended to support the obligations under such contracts. A decline in market interest rates or credit spreads could have an adverse effect on our investment income as we invest cash in new investments that may earn less than the portfolio’s average yield. Although during such periods we may seek to mitigate the impact of low interest rates through actions such as reducing the guaranteed minimum crediting rates on new fixed annuity contracts and reducing crediting rates on in-force contracts, where permitted to do so, there is no guarantee that such actions may completely offset the impact of a low interest rate, and our sales volume may be negatively impacted as a result. Our ability to decrease product crediting rates in response may be limited by market and competitive conditions and by regulatory or contractual minimum rate guarantees. Furthermore, a low-interest rate environment with reduced investment market returns could encourage alternative capital providers to enter the insurance market in order to achieve higher returns. This could have the effect of increasing the level of competition in the insurance market and applying pressure on premiums, which could affect the gross written premium that we are able to generate.
A gradual increase in longer-term interest rates relative to short-term rates generally will have a favorable effect on the profitability of products within our direct insurance business – particularly interest-sensitive life insurance and fixed annuities.
While we maintain a diversified investment portfolio comprised of assets with various maturities to support product liabilities and ensure liquidity and use asset liability management processes to mitigate the effect on our spreads of changes in interest rates, they may not be fully effective.
The interest rate environment affects estimated future profit projections, which could impact the amortization of our deferred policy acquisition costs (“DAC”) assets and the estimates of policyholder liabilities within our direct insurance business. Significantly lower future estimated profits may cause us to accelerate the amortization of DAC or require us to establish additional policyholder liabilities, thereby reducing earnings. We periodically review assumptions with respect to future earnings to ensure they remain appropriate considering the current interest rate environment.
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

General economic and business conditions that impact the debt or equity markets could impact our ability to access credit markets.
General economic and business conditions that impact the debt or equity markets could impact the availability of credit to, and cost of credit for, our company. Actions to reduce inflation, including raising interest rates, increase our cost of borrowing, which in turn could make it more difficult to obtain financing for our operations or investments on favorable terms. We utilize bilateral revolving credit facilities and other short-term borrowings and the amount of interest charged on these facilities will fluctuate based on changes in underlying short-term interest rates. Any economic event that affects interest rates or the ability to refinance borrowings could materially adversely impact our financial condition. Continued movements in interest rates could also affect the discount rates used to value our assets, which in turn could cause their valuations to be reduced resulting in a material reduction in our equity value.
In addition, some of our operations either currently have a credit rating or may have a credit rating in the future. A credit rating downgrade may result in an increase in the cost of debt for the relevant businesses and reduced access to debt markets.
Some assets in our portfolio have a requirement for significant capital expenditure. For other assets, cash, cash equivalents and short-term investments combined with cash flow generated from operations are believed to be sufficient for it to make the foreseeable required level of capital investment. However, no assurance can be given that additional capital investments will not be required in these businesses. If we are unable to generate enough cash to finance necessary capital expenditures through operating cash flow, then we may be required to issue additional equity or incur additional indebtedness. The issue of additional equity would be dilutive to existing unitholders at the time. Any additional indebtedness would increase our leverage and debt payment obligations, and may negatively impact our business, financial condition and results of operations.
Our business relies on continued access to capital to fund new investments and capital projects. While we aim to prudently manage our capital requirements and ensure access to capital is always available, it is possible we may overcommit ourselves or misjudge the requirement for capital or the availability of liquidity. Such a misjudgment may require capital to be raised quickly and the inability to do so could result in negative financial consequences or in extreme cases bankruptcy.
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
Foreign exchange rate fluctuations could adversely impact our aggregate foreign currency exposure and hedging strategies may not be effective.
We have pursued and intend to continue to pursue growth opportunities in international markets, and often deploy capital in countries where the U.S. dollar is not the local currency. As a result, we are subject to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar. A significant depreciation in the value of the currency utilized in one or more countries where we have a significant presence may have a material adverse effect on the results of our operations and financial position. In addition, we are active in certain markets where economic growth is dependent on the price of commodities and the currencies in these markets can be more volatile as a result.
Our business and our managed assets are impacted by changes in currency rates, interest rates, commodity prices and other financial exposures. We selectively utilize financial instruments to manage these exposures, including other derivatives to hedge certain of our financial positions. However, a significant portion of these risks may remain unhedged.
There is no assurance that hedging strategies, to the extent they are used, will fully mitigate the risks they are intended to offset. Additionally, derivatives that we use are also subject to their own unique set of risks, including counterparty risk with respect to the financial well-being of the party on the other side of these transactions and a potential requirement to fund mark-to-market adjustments. Our financial risk management policies may not ultimately be effective at managing these risks.

Dodd-Frank and similar laws in other jurisdictions impose rules and regulations governing oversight of the over-the-counter derivatives market and its participants. These regulations may impose additional costs and regulatory scrutiny on us in the future and may require us to hold larger positions in cash and treasuries, which could reduce income. We cannot predict the effect of changing derivatives legislation on our hedging costs, our hedging strategy or its implementation, or the risks that we hedge. Regulation of derivatives may increase the cost of derivative contracts, reduce the availability of derivatives to protect against operational risk and reduce the liquidity of the derivatives market, all of which may reduce our use of derivatives and result in the increased volatility and decreased predictability of our cash flows.
Inflation may adversely reduce the profitability of our businesses and results of operations.
Our operating businesses are impacted by heightened inflationary pressures. High inflation continued to drive tightening in monetary policies by major central banks in 2023, posing risks to economic growth ahead. Central banks in various countries may continue to raise interest rates in response to concerns about inflation, which, coupled with reduced government spending and volatility in financial markets, may have the effect of further increasing economic uncertainty and heightening these risks. Interest rate increases or other government actions taken to reduce inflation could also result in recessionary pressures in many parts of the world. Interest rate risk poses a significant market risk to us as a result of interest rate-sensitive assets and liabilities held by us and our operating business. Higher interest rates or elevated interest rates for a sustained period could also result in an economic slowdown. Economic contraction or further deceleration in the rate of growth in certain industries, sectors or geographies may contribute to poor financial results at our operating businesses.
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
The industries in which our company operates are impacted by political and economic conditions, and in particular, adverse events in financial markets, which may have a significant effect on global or local economies. Some key impacts of general financial market turmoil include contraction in credit markets resulting in a widening of credit spreads, devaluations and enhanced volatility in global equity, commodity and foreign exchange markets and a general lack of market liquidity. A slowdown in the financial markets or other key measures of the global economy or the local economies of the regions in which our company operates, including, but not limited to, employment rates, business conditions, inflation, lack of available credit, the state of the financial markets, interest rates and tax rates may adversely affect our company’s growth and profitability.
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
In addition, our company may be affected by political uncertainties in North America and Europe, which may have global repercussions, including in markets where our company currently operates or intends to expand into the future. The uncertainties include geopolitical concerns and other global events, including, without limitation, trade conflict, civil unrest, national and international political circumstances (including outbreak of war, terrorist acts or security operations) and pandemics or other severe public health events, that have contributed and may continue to contribute to volatility in global equity and debt markets. For example, the ongoing war between Russia and Ukraine and the conflict in the Middle East and the global response to each, including the imposition of widespread economic and other sanctions, has significantly impacted the global economy and financial markets.
We may incur significant losses resulting from catastrophic events, including natural disasters, public health crises, illness, epidemics or pandemics and their related effects.
Our business could be exposed to effects of catastrophic events, including natural disasters and pandemics/epidemics such as COVID-19 (including the emergence and progression of new variants), which could materially and adversely affect our results of operations and financial condition due to disruptions to commerce, reduced economic activity and other unforeseen consequences that are beyond our control.

Certain of our property and casualty products and services are exposed to catastrophe related losses caused by natural events, such as floods, hurricanes, tornadoes, wildfires, droughts, earthquakes, snow, hail and windstorms, and manmade events, such as terrorism, riots, explosions, hazardous material releases, and utility outages. Our life, annuity and health products and services are exposed to the risk of catastrophic mortality or illness, such as a pandemic, an outbreak of an easily communicable disease, or another event that causes a large number of deaths or high morbidity. Certain of our investments are also exposed to catastrophes, including certain of our real estate and infrastructure investments. Our operating results may vary significantly from one period to the next since the likelihood, timing, severity, number or type of catastrophe events cannot be accurately predicted. Our losses in connection with catastrophic events are primarily a function of the severity of the event and the amount of our exposure in the affected area. Although we will actively manage our risk exposure to catastrophes through underwriting limits and processes, and further mitigate risk of loss through the purchase of reinsurance protection and other hedging instruments, an especially severe catastrophe or series of catastrophes could exceed our reinsurance or hedging protection and may have a material adverse impact on our business, results of operations and/or financial condition.
Climate change, and increasing regulation with respect to climate change, may adversely impact our results of operations.
The rise in the frequency of extreme weather events has increased natural disaster-related insurance claims, particularly from underwriting property insurance, requiring us to consider changes in premiums, product coverages, underwriting practices, and reinsurance utilization. There are concerns that the increased frequency and severity of weather-related catastrophes, such as floods, hurricanes and wildfires, and the corresponding increase in losses incurred by the industry in recent years, are indicative of changing weather patterns, whether as a result of global climate change caused by human activities or otherwise, which could cause such events to persist. Increased weather-related catastrophes would lead to higher overall losses, which we may not be able to recoup, particularly in a highly regulated and competitive environment, and higher reinsurance costs. Increased weather-related catastrophes could also result in increased credit exposure to reinsurers and other counterparties with which we do business. Certain catastrophe models assume an increase in frequency and severity of certain weather or other events, which could result in a disproportionate impact on insurers with certain geographic concentrations of risk. This would likely increase the risks of writing property insurance in coastal areas or areas susceptible to wildfires or flooding, particularly in jurisdictions that restrict pricing and underwriting flexibility. The threat of rising seas or other catastrophe losses as a result of climate change may also cause property values in coastal or such other communities to decrease, reducing the total amount of insurance coverage that is required. Climate change-related risks also present challenges to our ability to effectively underwrite, model and price risk. The effects of climate change could also lead to increased credit risk of other counterparties we transact business with, including reinsurers.

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
Our financial condition and results of operations could also be affected by changes in economic or other government policies or other political or economic developments in each country or region, as well as regulatory changes or administrative practices over which our company has no control such as: the regulatory environment related to our company’s business operations, concession agreements and periodic regulatory resets; interest rates; benchmark interest rate reforms; currency fluctuations; exchange controls and restrictions; inflation; tariffs; liquidity of domestic financial and capital markets; policies relating to tax; and other political, social, economic, and environmental developments that may occur in or affect the countries in which our company’s operating subsidiaries are located or conduct business or the countries in which the customers of our company’s operating subsidiaries are located or conduct business or both. For a description of insurance regulations, see Item 3.D “Risk Factors — Risks Relating to Regulation — Our insurance business is highly regulated, and such regulation and any supervisory and enforcement policies, or changes thereto, may materially impact our capitalization or cash flows, reduce our profitability and limit our growth”.
In addition, operating costs can be influenced by a wide range of factors, including the need to comply with the directives of central and local government authorities. It is difficult to predict government policies and what form of laws and regulations will be adopted or how they will be construed by the relevant courts, or the extent to which any changes may adversely affect our company. Any reforms to benchmark interest rates could create significant risks and challenges for our company and our operating subsidiaries. The discontinuance of, or changes to, benchmark interest rates require adjustments to agreements to which our company and other market participants are parties, as well as to related systems and processes.
Risks Relating to Our Investments
We could suffer losses if our investment strategy is unsuccessful.
The success of our investment strategy is central to the success of our business, and there can be no guarantee that we will be able to achieve any particular return for our investment portfolio in the future. In particular, we structure our investments to take into account and appropriately match our anticipated liabilities under our reinsurance contracts. There is no guarantee that our investment strategy will be successful, or that we will be able to originate future investment opportunities that are appropriately matched to our current and future liabilities. A failure to source attractive investment opportunities or to deploy our assets in line with our investment strategy would have a significant and adverse effect on our investment returns, and in turn on our operations and financial performance.
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
Before making investments, we undertake a due diligence process. However, the due diligence investigation may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating the investment opportunity, and, as a result, our results of operations, financial condition and cash flows may be materially and adversely affected.
We are exposed to counterparty credit risk which, in turn, increases our exposure to liabilities.
We are exposed to counterparty credit risk, which is the uncertainty of whether a counterparty will honor its obligation under the terms of a security, loan or contract. While we undertake extensive diligence on all credit investments and creditworthiness of our borrowers or investment counterparties, we are exposed to the risks of missed payment, default loss or investment underperformance due to credit risk. We have counterparty credit risk with other companies through reinsurance, including as that term is defined for U.S. statutory purposes.

We also have exposure to many other counterparties, including in the financial services industry. Many of these transactions expose us to credit risk in the event of default of our counterparty, either with respect to insufficient collateral that cannot be realized or is liquidated at prices not sufficient to recover the full amount of the related loan or derivative exposure, or in the case of default of unsecured debt instruments or derivative transactions. Our derivative counterparties may fail to perform. Our efforts to maintain quality and credit exposure concentration limits may be inadequate to mitigate this risk. Counterparties’ failure to deliver on their derivative instrument obligations may impose costs on us to fund index credits on our fixed index annuities. We may be unable to enforce our counterparties’ obligations to post collateral to secure their obligations to us. Among other things, a downturn in the U.S. or other economies could increase any or all of these risks.
Our valuation of securities and investments, as well as the determination of the amount of allowances and impairments taken on our investments are subjective and, if changed, could materially and adversely affect our results of operations or financial condition.
Valuations of the investments, including any property received in exchange for any investments, that are calculated will be done in good faith in accordance with guidelines prepared in accordance with U.S. GAAP. Valuations are subject to determinations, judgments, projections and opinions, and third parties or investors may disagree with such valuations. Accordingly, the carrying value of an investment will not necessarily reflect the price at which the investment could be sold in the market, and the difference between carrying value and the ultimate sales price could be material. We generally will not, unless otherwise required to pursuant to applicable law and/or regulation, seek an independent view, opinion, support and/or appraisal for such valuation determinations.
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
The determination of the amount of allowances and impairments varies by investment-type and is based upon our periodic evaluation and assessment of known and inherent risks associated with the respective asset class. However, historical trends may not be indicative of future impairments or allowances and any such future impairments or allowances could have a material adverse effect on our earnings and financial position.
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
Our investment portfolio may be subject to concentration risk, which could threaten our financial condition.
Concentration risk arises from exposure to significant asset defaults of a single issuer, industry or class of securities, based on economic conditions, geography or as a result of adverse regulatory or court decisions. When an investor’s assets are concentrated and that particular asset or class of assets experiences significant defaults, the default of such assets could threaten the investor’s financial condition, results of operations and cash flows. Although we seek to mitigate concentration risk through our investment policies and guidelines, there is no assurance that we will be successful in managing this risk.

A number of our company’s assets are illiquid, and our company may be required to dispose of such assets if there is significant amount of unanticipated policyholder withdrawal or lapse activity or to meet our reinsurance or other obligations.
Our company strives to maintain a sufficient level of liquidity to support the risk of withdrawal or lapse activity under our direct insurance business and reinsurance treaties. However, in order to provide necessary long-term returns and achieve our strategic goals, a portion of our assets are relatively illiquid. Many of our investments are in securities that are not publicly traded or that otherwise lack liquidity, such as our privately placed fixed maturity securities, below investment grade securities, investments in mortgage loans and alternative investments. In addition, our liquid assets may experience reduced liquidity during periods of market volatility or disruption.
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
Certain of our investments are linked to real estate, including fixed maturity and equity securities such as commercial mortgage-backed securities and commercial mortgage loans. Defaults by third parties in the payment or performance of their obligations underlying these assets could reduce our investment income and realized investment gains or result in the recognition of investment losses. In addition, changes in laws and other regulatory developments relating to the mortgage loans may impact the investments of our portfolio linked to real estate in the future. Additionally, cash flow variability arising from an unexpected acceleration in the rate of mortgage prepayments can be significant, and could cause a decline in the estimated fair value of certain “interest only” securities.
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
We face the risk that any particular regulator’s or enforcement authority’s interpretation of a legal issue may conflict with that of another regulator or enforcement authority or may change over time to our detriment. Regulatory investigations and examinations, which can be broad and unpredictable, may raise issues not identified previously and could result in new legal actions against us and industry-wide regulations that could adversely affect us. Further, we are experiencing increasing information requests from regulators without corresponding direct regulation being applicable to us, on issues such as climate change, cyber risks, artificial intelligence, operational resilience, diversity and our investments in certain companies or industries. Responding to such requests adds to our compliance costs.

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
•require local offices, representatives and activities to be conducted in the relevant jurisdiction;
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
Under U.S. state insurance laws and regulations, no person, corporation or other entity may, directly or indirectly, acquire control of an insurance company, or a controlling interest in any person, corporation or other entity that has a controlling interest in an insurance company, without the prior approval of such insurance company’s domiciliary state insurance regulator. Under most U.S. state insurance laws, the acquisition of, directly or indirectly, 10% or more of the voting securities of an insurance company or any company that owns or controls 10% or more of the voting securities of an insurance company is presumptively considered to be an acquisition of control, although such presumption may be rebutted by a showing that control does not in fact exist. The applicable state insurance regulator may also find that control exists in circumstances in which a person owns or controls, directly or indirectly, less than 10% of the voting securities of an insurance company. Accordingly, for so long as our company owns or controls 10% or more of the voting securities of any U.S. domiciled insurance company (such as the insurance subsidiaries of AEL Holdings, American National or Argo), the acquisition of 10% or more of our voting securities (comprised of our class A exchangeable shares and class B shares) would require the prior approval of the U.S. state insurance regulator in each U.S. state in which such U.S. insurance company is domiciled.
Under applicable insurance laws and regulations of Canada, prior approval from the Minister of Finance (Canada) is required for any direct or indirect change of control of any Canadian-domiciled insurance company (such as BAC). In addition, holders of our class A exchangeable shares are subject to notification requirements with the BMA following the acquisition of 10% or more of our voting securities. In addition, there is a requirement to notify CIMA of any acquisition of more than 10% of our issued share capital or our voting securities. See Item 4.B “Business Overview — Regulatory Framework”.
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
Our company’s acquisitions, dispositions and other transactions may be subject to approval by regulatory authorities in one or more jurisdictions in which we, or our counterparties, operate that are beyond our company’s control and may not be satisfied. In particular, many jurisdictions in which our company seeks to invest (or divest) impose government consent requirements on investments by foreign persons. For example, all Canadian-licensed insurers are required to obtain OSFI approval for acquisitions or dispositions of assets representing more than 10% of total assets in a twelve-month period, and approval of the Minister of Finance (Canada) is required for, among other things, any amalgamation with another insurer or any transfer of a licensee’s business. All Cayman Islands-licensed insurers are required to obtain the prior approval of CIMA in connection with certain transactions, including any transfer of shares (direct or indirect) totaling more than 10% of the issued share capital of the insurer, any amalgamation with another insurer or transfer of a licensee’s insurance operations. All Bermuda-licensed insurers are required to give notice to the BMA of their intention to affect a “material change” within the meaning of the Bermuda Insurance Act, which includes many acquisitions. Similarly, all US-licensed insurers under U.S. state insurance laws, are required to obtain the prior approval of the U.S. state insurance regulator in each U.S. state in which such US-licensed insurers is domiciled for, among other things, the acquisition of, directly or indirectly, 10% or more of the voting securities of the insurer or any company that owns or controls 10% or more of the voting securities of the insurer.
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
In any particular year, statutory surplus amounts and applicable capital ratios in respect of our insurance subsidiaries, may increase or decrease depending on a variety of factors, including the amount of statutory income or losses generated by the insurance subsidiary (which itself is sensitive to equity market and credit market conditions), recognition of write-downs or other losses on investments held in our investment portfolio, the amount of additional capital such insurer must hold to support business growth, changes in equity market levels, the value and credit ratings of certain fixed income and equity securities in its investment portfolio, the value of certain derivative instruments that do not receive hedge accounting and changes in interest rates, as well as changes to the applicable capital formulas and the interpretation of the applicable regulator’s instructions with respect to capital calculation methodologies. Our financial strength and credit ratings are significantly influenced by statutory surplus amounts and the capital ratios of our insurance subsidiaries. In addition, rating agencies may implement changes to their own internal models, which differ from the prescribed capital models in Canada, the Cayman Islands, Bermuda or the United States, as applicable, that have the effect of increasing or decreasing the amount of statutory capital our insurance subsidiaries should hold relative to the rating agencies’ expectations. Under stressed or stagnant capital market conditions and with the aging of existing insurance liabilities, without offsets from new business, the amount of additional statutory reserves that an insurance subsidiary is required to hold may materially increase. This increase in reserves would decrease the statutory surplus available for use in calculating the relevant subsidiary’s required capital ratio(s). To the extent that the capital ratios of any of our insurance subsidiaries are deemed to be insufficient, we may seek to take actions to increase the capitalization of that subsidiary or to reduce the capitalization requirements. If we were unable to accomplish such actions, the rating agencies may view this as a reason for a ratings downgrade. The failure of our insurance subsidiaries to meet their respective capital requirements or any other applicable minimum capital and surplus requirements could subject them or us to further examination or corrective action imposed by insurance regulators, including limitations on the ability to write additional business, supervision by regulators or seizure or liquidation. Any corrective action imposed could have a material adverse effect on our business, results of operations and financial condition. A decline in the capital ratios of any our insurance subsidiaries, whether or not such decline results in a failure to meet the applicable capital requirement, may limit the ability of that subsidiary to make dividends or distributions to us, could result in a loss of new business, or could be a factor in causing ratings agencies to downgrade financial strength ratings, each of which could have a material adverse effect on our business, results of operations and financial condition. Moreover, future revisions to the applicable capital calculations relevant to our insurance subsidiaries could result in a reduction in those capital ratios below certain prescribed levels, and in case of such a reduction we may be required to hold additional capital in the applicable insurance subsidiary.
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

The insurance regulatory framework and legislation enacted in Bermuda and the Cayman Islands as to economic substance may affect our operations.
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
North End Re has full time employees based in Bermuda and the Cayman Islands to run their respective reinsurance businesses in those jurisdictions. Under Bermuda law, non-Bermudians (other than spouses of Bermudians and holders of permanent residents’ certificates) generally may not engage in any gainful occupation in Bermuda without a valid government work permit (with certain exceptions). The position is substantially the same in the Cayman Islands. A Bermuda work permit is generally granted or renewed upon showing that, after proper public advertisement, no Bermudian, spouse of a Bermudian, or holder of a permanent resident’s certificate who meets the minimum standards reasonably required by the employer has applied for the job. The position is substantially the same in the Cayman Islands. Bermuda work permit terms that are available for request range from three months to five years. Should NER Ltd. or NER SPC, as the case may be, at any point, not be able to recruit suitable Bermudian or Caymanian employees, as the case may be, or obtain work permits for prospective non-Bermudian or non-Caymanian employees, NER Ltd. and/or NER SPC may not be able to use their services, which could have a material adverse effect on our business, financial condition and results of operations.

Regulatory regimes and changes to accounting rules may adversely impact our financial results irrespective of business operations.
Accounting standards and regulatory changes may require modifications to our accounting principles, both prospectively and for prior periods, and such changes could have an adverse impact on our financial results. Required modification of our existing principles, and new disclosure requirements, could have an impact on our results of operations and increase our expenses in order to implement and comply with any new requirements. Future changes to U.S. GAAP or Statutory Accounting Principles could impact our product profitability, reserve and capital requirements, financial condition or results of operations.
Risks Relating to Our Relationship with Brookfield
Individuals who are members of the Partnership and also executives of Brookfield will exercise influence over any decisions requiring shareholder approval.
For close to 50 years, executives of Brookfield have held a substantial portion of their investment in Brookfield Class A Shares, as well as stewardship of the Brookfield Class B Shares, in partnership with one another, which we refer to as the “Partnership”. Members of the Partnership include both current and former senior executives of Brookfield, each a “Partner” and collectively, the “Partners”. The Class B Partners, who have been designated by the Partnership, hold as a group all of our outstanding class B shares through the BNRE Partnership. See Item 7.A “Major Shareholders”. As the sole holder of the class B shares, the Class B Partners, through the BNRE Partnership, are entitled to elect one-half of our board and approve all other matters requiring shareholder approval. Given our ownership structure, the rationale for our formation and because each exchangeable share has been structured with the intention of providing an economic return equivalent to one Brookfield Class A Share, and as a result of the financial and other support Brookfield provides us, the interests of our company and Brookfield are strongly aligned. See Item 7.B “Related Party Transactions”. Nevertheless, the interests of the Class B Partners could differ from or conflict with the interests of our other shareholders in circumstances that we cannot foresee.
We depend on Brookfield under the Administration Agreement and the Investment Management Agreements and, as a result, our business may experience a material adverse impact should we lose any of the services that Brookfield provides to our company thereunder.
We rely on Brookfield with respect to the provision of certain administrative services, as described in Item 10.C “Material Contracts — The Administration Agreement”. This means that our day-to-day operational matters will be dependent, in part, upon Brookfield’s ability to maintain its operating systems. The Administration Agreement does not require Brookfield to maintain the employment of any of its professionals or to cause any particular professionals to provide services to us or on our behalf. If our company were to lose the services provided by Brookfield, or if Brookfield fails to perform its obligations under the Administration Agreement, we may be required to incur additional expenses to replace such services. We may be unable to duplicate the quality and depth of the services available to our company by handling such services internally or by retaining another service provider.
In addition, we rely on Brookfield as an investment manager under the Investment Management Agreements. As a result of the Brookfield Arrangement, Brookfield Corporation owns approximately 75% of the Asset Management Company that provides these services. Accordingly, the Asset Management Company may not be economically fully aligned with our company in performing this function. Brookfield is not required to maintain the employment of any of its professionals or to cause any particular professionals to provide services to us or on our behalf. In addition, the employees of Brookfield that provide services to our company are not required to have as their primary responsibility the provision of investment management services to our company or to act exclusively for our company. Brookfield may provide similar services to other companies, including those who compete with us. If our company were to lose the investment management services provided by Brookfield, or if Brookfield fails to perform its obligations under the Investment Management Agreements adequately, we may experience a material adverse impact on our business operations.

While we will seek to leverage our relationship with Brookfield to access its investment management and asset allocation capabilities, there can be no assurance we will be able to achieve all the advantages we are seeking through such relationship.
In order for our company to execute our vision of being a leading reinsurer of liabilities and earn attractive risk-adjusted returns within our business, we will seek to leverage our relationship with Brookfield by, among other things, taking advantage of Brookfield’s core attributes as a leading global asset management company (see Item 7.B “Related Party Transactions” for further information). We are a party to the Investment Management Agreements with the Asset Management Company in which Brookfield Corporation holds an approximate 75% interest. Under these arrangements, the Asset Management Company has discretion in some cases over how certain investments are made and we cannot be assured as to how the Asset Management Company will manage our investments. As a result of the Brookfield Arrangement, the Asset Management Company is not fully economically aligned with our company, despite Brookfield Corporation continuing to hold an approximate 75% interest. However, beyond the Investment Management Agreements, Brookfield does not have an agreement to provide our company with access to its investment management and asset allocation capabilities, institutional relationships or any other opportunities. As such, our company cannot be assured that we will be able to successfully derive all of the intended benefits of our relationship with Brookfield, which could have an adverse effect on our financial and operational results and our growth strategy.
Our business strategy and relationship with Brookfield give rise to conflicts of interest that may be resolved in a manner that is not in the best interests of our company or our shareholders.
A key element of our business strategy is to seek to benefit from Brookfield’s broader investment, operational and financial platform. This strategy and overall relationship with Brookfield will give rise, in the ordinary course, to various potential and/or actual conflicts of interest considerations. Given our ownership structure, the rationale for our formation and because each exchangeable share has been structured with the intention of providing an economic return equivalent to one Brookfield Class A Share, and as a result of the financial and other support Brookfield provides us, the interests of our company and Brookfield are strongly aligned. Nevertheless, the interests of Brookfield could differ from or conflict with the interests of our business and our shareholders in circumstances that we cannot foresee. Please see Item 7.B “Related Party Transactions — Conflicts of Interest” for a more detailed discussion of these considerations.
Arrangements with Brookfield, which will apply to our company, were negotiated prior to the spinoff of our company from Brookfield Corporation and may contain terms that are less favorable than those which otherwise might have been obtained from unrelated parties.
The terms of certain arrangements with Brookfield that currently apply to our company were adopted prior to the spinoff of our company from Brookfield Corporation and have therefore been effectively determined by Brookfield. These terms, including terms relating to the support Brookfield provides to us, may be less favorable than otherwise might have resulted if the negotiations had involved unrelated parties.
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

In recent years, the OECD, with the support of the G20, has developed proposals to address perceived base erosion and profit shifting (“BEPS”). BEPS refers to tax planning strategies that exploit gaps and mismatches in tax rules to artificially shift profits to locations with low or no tax and little or no economic activity, for the purpose of reducing a multinational group’s aggregate tax liability. In 2021, the OECD/G20 Inclusive Framework on BEPS published a statement updating and finalizing the key components of a “two pillar” plan for global tax reform, as agreed among a number of countries across the globe. Pillar One addresses tax nexus and the allocation of profits for tax purposes. Under Pillar Two, a global minimum tax at the rate of 15% would be imposed on certain companies whose revenues exceed a threshold. The global minimum tax is implemented by means of a “top-up tax” determined on a jurisdiction-by-jurisdiction basis, based on the difference between the effective tax rate per jurisdiction and the 15% minimum rate. The tax may be payable to the jurisdiction where the profits are earned, through a domestic top-up tax, or in another jurisdiction, through the “income inclusion rule” or the “undertaxed profits rule”.
Certain jurisdictions in which we operate, including Canada, the United Kingdom, and Bermuda, have or are expected to enact legislation to implement Pillar Two, and it is anticipated that the top-up tax may therefore be payable in one or more of these jurisdictions. As a result of these and other developments, the tax laws of the countries in which we and our affiliates do business could change on a prospective or retroactive basis, and any such changes, including the adoption of the global minimum tax rules, could have a material adverse effect on our aggregate tax liability and effective tax rate in the future.
Bermuda Tax Risks
Our company will be subject to corporate income tax in 2025.
Under current Bermuda law, there is no withholding tax or capital transfer tax payable by the company.
On December 27, 2023, the Corporate Income Tax Act 2023 (“Bermuda Tax Act”) was given royal assent in Bermuda, with certain sections of the Bermuda Tax Act being operative on January 1, 2024 and the large majority due to become operative on January 1, 2025. The Bermuda Tax Act implements a new corporate income tax regime within the scope of BEPS. Once fully operative, corresponding changes will be made to the Exempted Undertakings Tax Protection Act 1966 (as amended) (“EUTPA”) and there will be an imposition of corporate income tax to certain multinational groups with annual revenues of EUR 750 million or more.
The company has applied for and has obtained from the Minister of Finance under the EUTPA, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, then the imposition of any such tax shall not be applicable to the company or to any of its operations or its shares, debentures or other obligations, until March 31, 2035. Any liability for tax imposed under the Bermuda Tax Act shall apply notwithstanding any assurance given pursuant to the EUTPA. Additionally, this assurance is subject to the proviso that it is not to be construed so as to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda or to prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967 or otherwise payable in relation to any property leased to the company.
The company and its Bermuda based direct and indirect subsidiaries (“Bermuda Entities”) expect to be subject to Pillar Two. The Bermuda Entities are each considered a Bermuda Constituent Entity (and together form a Bermuda Constituent Entity Group) for the purposes of the Tax Act and as a result, liable to pay corporate income tax in Bermuda pursuant to the Bermuda Tax Act beginning in the year 2025. The headline rate will be 15% of the net taxable income of the Bermuda Constituent Entity Group but may be reduced by any available applicable tax credits. We expect the impact of Pillar Two (as discussed in the prior section) on our company to be inclusive of the impact of the Bermuda Tax Act.
Canadian Tax Risks
The exchange of class A-1 exchangeable shares or class A exchangeable shares, as applicable for Brookfield Class A Shares pursuant to the exercise of the exchange right will result in a disposition of the class A-1 exchangeable shares or class A exchangeable shares, as applicable for Canadian federal income tax purposes.
The exchange of class A-1 exchangeable shares or class A exchangeable shares, as applicable, for Brookfield Class A Shares pursuant to the exercise of the exchange right will result in a disposition of the class A-1 exchangeable shares or class A exchangeable shares, as applicable, for Canadian federal income tax purposes. Resident Holders (as defined herein) generally will be subject to Canadian federal income tax on any resulting capital gain as further described under “Certain Material Canadian Federal Income Tax Considerations — Taxation of Holders Resident in Canada”. Non-Resident Holders (as defined herein) generally will not be subject to Canadian federal income tax on any resulting capital gain unless the class A-1 exchangeable shares or class A exchangeable shares, as applicable, constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder as further described under “Certain Material Canadian Federal Income Tax Considerations — Taxation of Holders not Resident in Canada”.
Dividends received or deemed to be received by Resident Holders on the class A-1 exchangeable shares or class A exchangeable shares, as applicable, will not be subject to the same Canadian federal income tax treatment as taxable dividends received or deemed to be received by Resident Holders from “taxable Canadian corporations”.
Dividends received (or deemed to be received) on the class A-1 exchangeable shares or class A exchangeable shares, as applicable, by a Resident Holder who is an individual will be included in computing the Resident Holder’s income and will not be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from “taxable Canadian corporations” (as defined in the Tax Act).
Dividends received on the class A-1 exchangeable shares or class A exchangeable shares, as applicable, by a Resident Holder that is a corporation will be included in computing the corporate Resident Holder’s income and such Resident Holder will not be entitled to the inter-corporate dividend deduction in computing taxable income which generally applies to dividends received from taxable Canadian corporations.
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
There can be no assurance that the class A-1 exchangeable shares, class A exchangeable shares or Brookfield Class A Shares will continue to be qualified investments for Registered Plans.
Our company and Brookfield Corporation, as applicable, will endeavor to ensure that the class A-1 exchangeable shares, class A exchangeable shares and Brookfield Class A Shares, as applicable, continue to be qualified investments for Registered Plans. However, no assurance can be given in this regard. The Tax Act imposes penalties for the acquisition or holding of non-qualified investments by Registered Plans. See Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations — Eligibility for Investment”.
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
Our company or our non-U.S. subsidiaries may be subject to U.S. federal income taxation in amounts greater than expected, which could have a material adverse effect on our financial condition and operating results.
Our company and certain of our subsidiaries are treated as foreign corporations under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). Any such non-U.S. subsidiary that is considered to be engaged in a trade or business in the United States generally will be subject to U.S. federal income taxation on a net basis on its income that is effectively connected with such U.S. trade or business (including a branch profits tax on the portion of its earnings and profits that is attributable to such income, subject to certain adjustments), unless otherwise provided under an applicable income tax treaty. In addition, a non-U.S. subsidiary generally will be subject to U.S. federal income taxation on a gross basis on certain U.S.-source income, as well as a U.S. federal excise tax on certain premiums earned on insurance with respect to U.S. risks that are not effectively connected with a U.S. trade or business, unless otherwise provided under an applicable income tax treaty.

We expect each of our non-U.S. subsidiaries to operate in a manner that will not cause it to be treated as engaged in a trade or business within the United States or, if applicable under an income tax treaty, as carrying on a business in the United States through a permanent establishment. However, the potential application of the BEAT (discussed above), the complex application of the rules for determining the U.S. federal income tax liability of a corporation under U.S. federal income tax reform legislation signed into law on December 22, 2017 (the “Tax Cuts and Jobs Act”), and other factors, including any future tax legislation, may cause some or all of the non-U.S. subsidiaries to conduct business differently. Moreover, there is considerable uncertainty as to when a foreign corporation is engaged in a trade or business within the United States and as to what constitutes a permanent establishment under the applicable tax treaties.
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
If our company is classified as a passive foreign investment company, U.S. persons who own exchangeable shares could be subject to adverse U.S federal income tax consequences.
If our company is classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, a U.S. Holder (as defined below) who owns exchangeable shares could be subject to adverse tax consequences, including a greater tax liability than might otherwise apply, an interest charge on certain taxes deemed deferred as a result of our company’s non-U.S. status, and additional U.S. tax filing obligations, regardless of the number of exchangeable shares owned.
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
Based on the current and expected income, assets, and activities of our company, we do not expect our company to be classified as a PFIC for the current taxable year or in the foreseeable future. However, there is significant uncertainty regarding the application of the final and proposed regulations. The IRS has requested comments on several aspects of the proposed regulations governing the active conduct of an insurance business, and it is uncertain when the proposed regulations will be made final or whether the provisions of any final or temporary regulations will vary from the proposed regulations. Moreover, the PFIC determination is made annually as of the end of each taxable year and depends on a number of factors, some of which are beyond our company’s control, including the value of our company’s assets and the amount and type of its income. Accordingly, there can be no assurance that our company or any of its non-U.S. subsidiaries will not be classified as PFICs for any taxable year or that the IRS will agree with our company’s belief regarding its PFIC status. U.S. Holders are urged to consult their tax advisers regarding the application of the PFIC rules, including the final and proposed regulations, with respect to their ownership and disposition of exchangeable shares.

If any of our non-U.S. subsidiaries are determined to have related person insurance income, U.S. persons who own exchangeable shares may be subject to U.S. federal income taxation on their pro rata share of such income.
If, for U.S. federal income tax purposes, any non-U.S. subsidiary is treated as recognizing “related person insurance income” (“RPII”) in a taxable year and is also treated for such purposes in such taxable year as a “controlled foreign corporation” (an “RPII CFC”), then each U.S. person that owns exchangeable shares directly or indirectly through non-U.S. entities as of the last day in such taxable year generally must include in gross income its pro rata share of the RPII, determined as if the RPII were distributed proportionately only to all such U.S. persons, regardless of whether that income is distributed (with certain adjustments). A U.S. Holder that is a tax-exempt organization would be required to treat RPII as unrelated business taxable income.
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
The application of the RPII rules to U.S. Holders is subject to uncertainty. Accordingly, there can be no assurance that the above RPII rules will not apply or that the IRS will agree with our company’s conclusions regarding the application of the RPII rules. U.S. Holders are urged to consult their tax advisers regarding the application of the RPII rules, including the proposed regulations, with respect to their ownership and disposition of exchangeable shares.
U.S. persons who sell or otherwise dispose of exchangeable shares in a taxable transaction may be required to treat gain as ordinary income for U.S. federal income tax purposes and comply with certain reporting requirements.
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
Our company does not directly engage in an insurance or reinsurance business, but it has non-U.S. subsidiaries that do so. Based on the absence of legal authority, there is a strong argument that gain realized upon the disposition of exchangeable shares should not be recharacterized as a dividend for U.S. federal income tax purposes under this special rule, because our company is not directly engaged in the insurance business. However, there can be no assurance that the IRS will not successfully assert that this tax treatment applies in such circumstances and thus may apply to a U.S. Holder who recognizes taxable gain from the sale or other taxable disposition of exchangeable shares. U.S. Holders are urged to consult their tax advisers regarding the application of the foregoing rules to their ownership and disposition of exchangeable shares.

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
The treatment of the exchangeable shares for U.S. federal income tax purposes is uncertain.
The U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of exchangeable shares depend, in part, on whether the exchangeable shares are, for U.S. federal income tax purposes, treated as stock of our company. No authority directly addresses the U.S. federal income tax treatment of a security with terms and related rights similar to the exchangeable shares, and therefore the tax treatment of the exchangeable shares is uncertain. We treat the exchangeable shares as stock of our company for all U.S. federal income tax purposes, including for U.S. federal income tax reporting purposes, and we believe that U.S. Holders have a reasonable basis for taking this position. However, alternative characterizations are possible. For example, the IRS or a court might characterize the exchangeable shares and related rights as stock of Brookfield Corporation or as derivative financial instruments, with complex and uncertain tax consequences that could be materially different from the consequences described in this Form 20-F. No assurance can be provided that the IRS or a court will agree with our position that the exchangeable shares constitute stock of our company, and the U.S. federal income tax consequences of an alternative characterization of the exchangeable shares could be materially adverse to U.S. Holders, as described in greater detail below in Item 10.E “Taxation — Certain Material United States Federal Income Tax Considerations — Taxation of U.S. Holders”. U.S. Holders are urged to consult their tax advisers regarding the proper treatment of the exchangeable shares for U.S. federal income tax purposes.
The exchange of class A exchangeable shares for Brookfield Class A Shares pursuant to the exercise of the exchange right may result in the U.S. federal income taxation of any gain realized by a U.S. Holder.
In general, a U.S. Holder is expected to recognize capital gain or loss for U.S. federal income tax purposes upon the exchange of exchangeable shares for Brookfield Class A Shares pursuant to the exercise of the exchange right equal to the difference between the amount realized upon the exchange and the holder’s adjusted tax basis in the exchangeable shares. The amount realized will equal the amount of cash, if any, plus the fair market value of the Brookfield Class A Shares received upon exercise of the exchange right.
ITEM 4    INFORMATION ON THE COMPANY
4.A    HISTORY AND DEVELOPMENT OF THE COMPANY
Overview
Brookfield Reinsurance was incorporated on December 10, 2020 under the Bermuda Act as an exempted company limited by shares. Our company was established by Brookfield Corporation to own and operate a leading capital solutions business providing insurance and reinsurance services to individuals and institutions. Through its operating subsidiaries, our company offers a broad range of insurance products and services, including life insurance and annuities, and personal and commercial property and casualty insurance. In doing so, we seek to match our liabilities with a portfolio of high-quality investments in order to generate attractive, risk-adjusted returns within our business. We leverage our relationship with Brookfield in order to opportunistically source new business and deploy our capital in assets that are tailored to our investment needs. Our relationship with Brookfield provides us with access to a diverse mix of leading alternative investment strategies that we believe are well-suited for this purpose.

The class A exchangeable shares are listed on the NYSE and the TSX under the symbol “BNRE”. The class A-1 exchangeable shares are listed on the NYSE and the TSX under the symbol “BNRE.A”.
We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information relating to our company. The site is located at http://www.sec.gov. Similar information can also be found on our website at https://bnre.brookfield.com. In addition to carefully considering the disclosure made in this Form 20-F, shareholders are strongly encouraged to carefully review Brookfield Corporation’s periodic reporting. Brookfield Corporation is required to file reports, including annual reports on Form 40-F, and other information with the SEC. Brookfield Corporation’s SEC filings are available to the public from the SEC’s website noted above. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedarplus.ca. Information about Brookfield Corporation, including its SEC filings, is also available on its website at https://brookfield.com. The information found on, or accessible through, our or Brookfield Corporation’s website does not form part of this Form 20-F. See also Item 10.H “Documents on Display”.
Recent Developments
2023
Argo Acquisition
On February 8, 2023, our company entered into a definitive merger agreement with Argo, whereby our company agreed to acquire Argo in an all-cash transaction valued at approximately $1.1 billion (the “Argo Acquisition”). As part of the definitive merger agreement, each issued and outstanding Argo common share was converted into the right to receive $30.00 in cash at closing of the merger, funded by existing cash on hand and liquidity available to our company. The Argo Acquisition closed on November 16, 2023.
Argo is a U.S. focused underwriter of specialty insurance products in the property and casualty market. Argo offers a full line of products and services designed to meet the unique coverage and claims-handling needs of businesses.
AEL Acquisition
On July 4, 2023, our company entered into the AEL Merger Agreement in respect of the AEL Acquisition. AEL Holdings shareholders will receive a combination of $38.85 in cash consideration and a number of class A limited voting shares (“BAM Shares”) of Brookfield Asset Management Ltd. (“Brookfield Asset Management”) having a value equal to $16.15 (based on the undisturbed 90-day volume-weighted average share price of the BAM Shares as of June 23, 2023), subject to adjustment in certain circumstances as described in the AEL Merger Agreement (the “BAM Stock Consideration”).
In order to facilitate our obligations to fund the BAM Stock Consideration, Brookfield Reinsurance intends to acquire from Brookfield Corporation the BAM Shares required to satisfy the BAM Stock Consideration. Subject to this occurring, Brookfield Asset Management’s public float will increase by approximately 10%, and Brookfield Corporation’s interest in the Asset Management Company will decrease from approximately 75% to approximately 73%.
In connection with the AEL Acquisition, Brookfield Reinsurance is expected to issue class C shares to Brookfield Corporation in exchange for the BAM Shares and cash consideration that will be used by our company to fund the AEL Acquisition. Therefore, Brookfield Corporation will continue to own, directly or indirectly, all of our class C shares. As of the date of this 20-F, the number of class C shares to be issued to Brookfield Corporation has not been determined; however, we expect to issue up to 90,000,000 class C shares to Brookfield Corporation. No exchangeable shares of our company will be issued in connection with the AEL Acquisition. See the unaudited condensed combined pro forma financial statements of Brookfield Reinsurance as at June 30, 2023, and for the six months ended June 30, 2023 and the year ended December 31, 2022 filed on SEDAR+ on January 16, 2024 and as Exhibit 99.1 to Brookfield Reinsurance’s Form 6-K filed with the SEC on January 16, 2024 for further information on the pro forma impact of the AEL Acquisition and the other transactions described therein.

AEL is an industry leader in the development and sale of fixed index and fixed rate annuity products. The company was founded in 1995 and is headquartered in West Des Moines, Iowa with additional offices in Charlotte, NC, New York, NY and Miami, FL. AEL is licensed to sell insurance products in all 50 states and the District of Columbia, writing over $4 billion of annuity products annually. AEL’s products are sold primarily through independent insurance agents, as well as banks and broker-dealers.
The AEL Acquisition is expected to close in the first half of 2024, subject to closing conditions customary for a transaction of this type, including receipt of insurance regulatory approvals in relevant jurisdictions.
Brookfield Reinsurance Exchange Offer
On October 11, 2023, we formally commenced an offer to holders of Brookfield Class A Shares to exchange up to 40,000,000 Brookfield Class A Shares for up to 40,000,000 newly-issued class A-1 exchangeable shares on a one-for-one basis (the “Exchange Offer”). The Exchange Offer expired on November 13, 2023 and closed on November 16, 2023. Under the Exchange Offer, our company took up 32,934,574 Brookfield Class A Shares and issued 32,934,574 class A-1 exchangeable shares in exchange therefor. Immediately following the Exchange Offer, there were 10,450,952 class A exchangeable shares and 32,934,574 class A-1 exchangeable shares issued and outstanding. The Brookfield Class A Shares tendered in the Exchange Offer were retained by our company for investment purposes.
Contribution of Financial Assets from Brookfield Corporation
On August 15, 2023, Brookfield Corporation contributed financial assets with a value of approximately $2.1 billion to our company in exchange for the issuance of 60,741,893 class C shares to Brookfield Corporation.
2022
Special Distribution
On December 9, 2022, Brookfield Corporation (formerly Brookfield Asset Management Inc.) completed the public listing and distribution of a 25% interest in its asset management business, through Brookfield Asset Management by way of a plan of arrangement (the “Brookfield Arrangement”). The Brookfield Arrangement resulted in the division of Brookfield Asset Management Inc. into two publicly traded companies – Brookfield Corporation and Brookfield Asset Management.
In connection with the Brookfield Arrangement, our company completed a special distribution (the “Special Distribution”) of BAM Shares to the holders of our company’s class A exchangeable shares and class B shares. Pursuant to the Special Distribution, holders of our class A exchangeable shares and class B shares received one (1) BAM Share for every four (4) class A exchangeable shares or class B shares held as of the record date for the Special Distribution, while retaining their shares of our company. The Special Distribution was completed by way of a return of capital, resulting in a reduction to the par value of the class A exchangeable shares and class B shares of our company in the amount of US$5.481 per share.
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

American National is the parent company of the American National companies, including American National Insurance Company, which was founded in 1905 and is headquartered in Galveston, Texas. American National offers a broad line of products and services, which include life insurance, annuities, credit insurance, pension products and property and casualty insurance for personal lines, agribusiness and certain commercial exposures. The American National companies operate in all 50 states.
American National has become the platform for our company’s direct insurance operations, including origination of life, annuity and property and casualty insurance policies and is also expected to be the platform for further growth of our company in the United States. American National will maintain its headquarters in Galveston, TX, its presence in League City, TX, and operating hubs in Springfield, MO and Albany, NY.
AEL Strategic Partnership
On January 7, 2022, we purchased an additional 6,775,000 shares of common stock of AEL Holdings, bringing our total combined equity interest in AEL Holdings to approximately 16% as of the date thereof. We acquired the additional shares of AEL Holdings at a price of $37.33 per share, being the adjusted book value of AEL Holdings as of September 30, 2021, for total consideration of approximately $253 million.
As of the date of this Form 20-F we hold approximately 20% of the shares of common stock of AEL Holdings. Upon closing of the AEL Acquisition, our equity interest in AEL Holdings will increase to 100% of the issued and outstanding common shares of AEL Holdings. The AEL Acquisition is described in greater detail in Item 4.A “History and Development of the Company — Recent Development — 2023 — AEL Acquisition”.
2021
AEL Strategic Partnership
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
On October 11, 2021, we announced the closing of an agreement to reinsure up to $10 billion of annuity products issued by AEL (the “AEL Reinsurance Treaty”). Under the AEL Reinsurance Treaty, our company has reinsured a block of approximately $4 billion of in-force policies and has agreed to reinsure up to an additional approximately $6 billion of AEL’s “IncomeShield” or other mutually agreed liabilities issued by AEL on a flow basis. As of October 31, 2023, we had reinsured approximately $8 billion of liabilities under the agreement. In Q4, 2023, the parties to the AEL Reinsurance Treaty mutually agreed to suspend the flow arrangement under the AEL Reinsurance Treaty effective as of October 1, 2023 in anticipation of the closing of the AEL Acquisition.
Exemptive Relief
Pursuant to a decision document dated May 25, 2021 issued by the Ontario Securities Commission as principal regulator, our company was granted exemptive relief from the short form prospectus eligibility requirements contained in paragraph 2.2(e) of National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) with respect to equity securities. Pursuant to the same decision document, our company was also granted exemptive relief with respect to our class A exchangeable shares from the requirements contained in section 9.3(1)(b) of NI 44-102 – Shelf Distributions (“NI 44-102”) that distributions by way of an at-the-market distribution using the shelf procedures be limited to distributions of equity securities. Pursuant to a decision of the Ontario Securities Commission dated February 7, 2024, our company was granted exemptive relief from the requirements contained in section 9.3(1)(b) of NI 44-102 with respect to our class A-1 exchangeable shares.

4.B    BUSINESS OVERVIEW
Overview
Our company operates a leading capital solutions business providing insurance and reinsurance services to individuals and institutions. Through its operating subsidiaries, our company offers a broad range of insurance products and services, including life insurance and annuities, and personal and commercial property and casualty insurance. Our business is presently conducted through our subsidiaries under three operating segments, which we refer to as our Direct Insurance, Reinsurance and Pension Risk Transfer (“PRT”) businesses.
Direct Insurance
Our direct insurance business is operated primarily through American National and Argo. American National offers life insurance, annuities, credit insurance, pension products and property and casualty insurance for personal lines, agribusiness and certain commercial exposures, whereas Argo offers property and casualty coverages. Our primary insurance products and coverages are as follows:
Life Insurance
Whole Life – Whole life products provide a guaranteed benefit upon the death of the insured in return for the periodic payment of a fixed premium over a predetermined period. Premium payments may be required for the entire life of the contract, to a specified age or a fixed number of years, and may be level or change in accordance with a predetermined schedule. Whole life insurance includes some policies that provide a participation feature in the form of dividends. Policyholders may receive dividends in cash or apply them to increase death benefits or cash values available upon surrender, or reduce the premiums required to maintain the contract in-force.
Universal Life – Universal life insurance products provide coverage through a contract that gives the policyholder flexibility in premium payments and coverage amounts. Universal life products may allow the policyholder, within certain limits, to increase or decrease the amount of death benefit coverage over the term of the contract and to adjust the frequency and amount of premium payments. Universal life products are interest rate sensitive, and we determine the interest crediting rates during the contract period, subject to policy specific minimums. An equity-indexed universal life product is credited with interest using a return that is based, in part, on changes in an index, such as the Standard & Poor’s 500 Index (“S&P 500”), subject to a specified minimum.
Variable Universal Life – Variable universal life products provide insurance coverage on a similar basis as universal life, except that the policyholder bears the investment risk because the value of the policyholder’s account balance varies with the investment experience of the securities selected by the policyholder held in the separate account.
Credit Life Insurance – Credit life insurance products are sold in connection with a loan or other credit account. Credit life insurance products are designed to pay the lender the borrower’s remaining debt on a loan or credit account if the borrower dies during the coverage period.
Annuities
Deferred Annuities – A deferred annuity is an asset accumulation product. Deposits are received as a single premium deferred annuity or in a series of payments for a flexible premium deferred annuity. Deposits are credited with interest at our determined rates subject to policy minimums. For certain limited periods of time, usually from one to ten years, interest rates are guaranteed not to change. Deferred annuities usually have surrender charges that begin at issue and reduce over time and may have market value adjustments that can increase or decrease any surrender value. An equity-indexed deferred annuity is credited with interest using a return that is based, in part, on changes in an index, such as the S&P 500, subject to a specified minimum.
Single Premium Immediate Annuities – A single premium immediate annuity is purchased with one premium payment, providing periodic (usually monthly or annual) payments to the annuitant for a specified period, such as for the remainder of the annuitant’s life. Return of the original deposit may or may not be guaranteed, depending on the terms of the annuity contract.
Variable Annuities – With a variable annuity, the policyholder bears the investment risk because the value of the policyholder’s account balance varies with the investment experience of the separate account investment options selected by the policyholder. Our variable annuity products have no guaranteed minimum withdrawal benefits. This product accounts for less than 1% of our annuity business.

Property and Casualty
Liability – Liability lines include a broad range of primary and excess casualty products, such as specialty casualty, construction defect, general liability, commercial multi-peril, workers compensation, product liability, environmental liability and auto liability. Liability lines are generally considered long-tailed as it takes a relatively long period of time to finalize and resolve all claims from a given accident year. Some products have long claims reporting lags and/or longer time lags for payment of claims.
Professional – Professional lines provide both admitted and non-admitted policies for professional liability such as management liability (including directors and officers), transaction liability and errors and omissions liability. Professional lines are generally considered long-tailed as it takes a relatively long period of time to finalize and resolve all claims from a given year.
Property – Property lines offer policies protecting various types of personal and commercial properties from man-made and natural disasters, including property insurance for homeowners and renters, inland marine and auto physical damages. Property lines are considered short-tailed as claims are generally known quickly and resolved in a short period of time.
Specialty – Specialty lines include niche insurance coverages such as surety, animal mortality and ocean marine coverages. Specialty lines are considered generally short-tailed as claims are typically known relatively quickly, although it may take a longer period of time to finalize and resolve all claims from a given year.
Our direct insurance segment reported total revenues of $5.0 billion in 2023, $2.4 billion in 2022 and $0 in 2021 respectively.
Reinsurance
Within our reinsurance business, we are focused primarily on the reinsurance of annuity-based products and primarily seek to transact with direct insurers and other reinsurers.
Annuities are insurance contracts that provide a defined income stream, typically for retirement planning. Policyholders deposit money with an insurance company in return for a fixed stream of cash flows either immediately or in the future. Reinsurance is an arrangement whereby an insurance company, the reinsurer, agrees to indemnify another insurance company, referred to as the ceding company or cedant, for all or a portion of the insurance risks that are underwritten by the ceding company. Reinsurance serves multiple purposes, including to (i) transfer insurance risk from a ceding company’s balance sheet, enabling it to more efficiently manage balance sheet capacity to increase the volume of business it can underwrite; (ii) stabilize a ceding company’s operating results; (iii) assist the cedant in achieving applicable regulatory requirements; and (iv) optimize the overall financial strength and capital structure of the cedant.
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
Fixed Annuities – A fixed annuity (“FA”) is a type of insurance contract that provides a fixed rate of investment return (often referred to as a crediting rate) for a specified period of time. Fixed rate reset annuities have a crediting rate that is typically guaranteed for a period of one year, after which insurers are able to change the crediting rate at their discretion, generally to any rate at or above a previously guaranteed minimum rate. Insurers earn income on FA contracts by generating a net investment spread, which is based on the difference between income earned on the investments supporting the liabilities and the crediting rate owed to customers.

Fixed Index Annuities – A fixed index annuity (“FIA”) is an insurance contract in which the policyholder makes one or more premium deposits that earn interest at a crediting rate based on a specified market index. Policyholders are entitled to recurring or lump sum payments for a specified period of time. FIAs provide policyholders with the ability to earn interest without significant downside risk to their principal balance. A market index tracks the performance of a specific group of stocks or other assets representing a particular segment of the market, or in some cases, an entire market. A policyholder’s crediting rate in relation to a market index is based on the change in the relevant market index, subject to a pre-defined cap (a maximum rate that may be credited), spread (a credited rate determined by reducing a specific rate from the index return) and/or a participation rate (a credited rate equal to a percentage of the index return). Insurers earn income on FIA contracts based on a net investment spread, which is the difference between income generated on investments supporting the liabilities and the interest that is credited to policyholders.
Payout Annuities – A payout annuity is an income-generating insurance product. In exchange for a lump-sum premium, the policyholder receives a series of guaranteed income payments for one lifetime, two lifetimes, or a specified period of time. Insurers earn income on payout annuity contracts based on a net investment spread, which is the difference between income generated on investments supporting the liabilities and the interest that is credited to policyholders.
Our reinsurance business is operated primarily through North End Re. As of December 31, 2023, North End Re had $7.7 billion of policyholders account balances. As of December 31, 2022, North End Re had $5.8 billion of policyholders account benefits. As of December 31, 2021, North End Re had $4.7 billion of policyholders account benefits.
Our reinsurance segment reported total revenues of $358 million in 2023, $339 million in 2022 and $26 million in 2021 respectively.
Pension Risk Transfer
PRT is the transfer by a corporate sponsor of the risks, or some of the risks, associated with the sponsorship and administration of a pension plan, in particular, investment risk and longevity risk. Longevity risk represents the risk of an increase in life expectancy of plan beneficiaries. These risks can be transferred either to an insurer like us through a group annuity transaction, or to an individual through a lump-sum settlement payment. PRT using insurance typically involves a single premium group annuity contract that is issued to a pension plan by an insurer, permitting the corporate pension plan sponsor to discharge certain pension plan liabilities from its balance sheet.
A PRT insurance transaction may be structured as either a buy-out annuity or a buy-in annuity. Under a buy-out annuity, a direct insurer enters into a group annuity contract with the plan sponsor and assumes the liability to fund, administer, and pay benefits covered under the contract directly to the individual pension plan members covered under the contract. Under a buy-in annuity, the insurer enters into a group annuity contract with the plan sponsor and is liable to fund and pay the benefits covered under the contract to the pension plan fund, with the plan sponsor retaining the liability to administer and pay pension benefits to plan members. In both cases, the insurer assumes the investment and longevity risks. In the U.S., a PRT insurance transaction may further be structured as either a general account annuity or a separate account annuity. A separate account annuity offers an added layer of protection and security to the annuitants as the assets supporting the pension liabilities are held in a separate account, insulated from an insurer’s general account. Under GAAP, buy-out and buy-in annuities are accounted for without distinguishing one another, and separate account annuities are treated as general account products.
We seek to earn income on PRT group annuities by generating a net investment spread, which is based on the difference between income earned on the investments supporting the annuity contract and the cost of the pension liabilities assumed.
Today, our PRT business is primarily operated in the U.S. and Canada. Our Canadian PRT business is operated through BAC, a Canadian domiciled, licensed and regulated direct life insurance company that provides PRT solutions to organizations across Canada. Through American National, we also operate a U.S. PRT business, which became licensed during 2022 and successfully completed its first PRT transaction in December 2022.
Our PRT segment reported total revenues of $1.7 billion in 2023, $1.5 billion in 2022 and $1.0 billion in 2021 respectively.

Investment Strategy
Our ability to match liabilities with a portfolio of high-quality investments is integral to our overall strategy. We leverage our strategic relationship with Brookfield in order to gain access to higher-yielding alternative assets that are well-matched to our liabilities and in turn earn attractive risk-adjusted returns within our business.
Brookfield is a leading global alternative asset manager with over $900 billion of assets under management across renewable power and transition infrastructure, private equity real estate, and credit. It invests client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. It offers a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. It draws on Brookfield’s heritage as an owner and operator to invest for value and seeks to generate strong returns for its clients, across economic cycles. Brookfield’s global alternative asset management business is owned approximately 75% by Brookfield Corporation and approximately 25% by Brookfield Asset Management through their ownership of common shares of the Asset Management Company.
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
Competition
The insurance industry is highly regulated. As a result, it can be difficult for insurance companies to differentiate their products, which results in a highly competitive market based largely on price and the customer experience. Our business faces competition from both well established players and new entrants in the industry, including insurance and reinsurance companies, financial institutions and traditional and alternative asset managers.
Within our direct insurance business, competition may come from both large international carriers and smaller regional carriers in the jurisdictions in which we operate. Strong competition for customers from such firms has led to increased marketing and advertising by our competitors, many of whom have well-established national reputations and greater financial and marketing resources, as well as the introduction of new insurance products and aggressive pricing. These competitive pressures could result in increased pricing pressures on a number of our products and services, particularly as competitors seek to win market share, and may limit our ability to maintain or increase our profitability. Because of its relatively low cost of entry, the Internet has emerged as a significant place of new competition, both from existing competitors and new competitors. In addition, product development and life-cycles have shortened in many product segments, leading to intense competition with respect to product features.
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
In the PRT market in Canada, there are currently five large-scale national institutions who we consider competitors. In the PRT market in the US, there are currently 20 diversified industry participants who we consider competitors. There is the potential for the entry of global insurers into the Canadian and US markets. Our competition in this sector includes life and annuity companies and diversified financial institutions.

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
Rating organizations use an “outlook statement” of “positive,” “stable,” “negative” or “developing” to indicate a medium- or long-term trend in credit fundamentals which, if continued, may lead to a rating change. A rating may have a “stable” outlook to indicate that the rating is not expected to change; however, a “stable” rating does not preclude a rating organization from changing a rating at any time, without notice. Certain rating organizations assign rating modifiers such as “credit watch” or “under review” to indicate their opinion regarding the potential direction of a rating. These ratings modifiers are generally assigned in connection with certain events such as potential mergers, acquisitions, dispositions or material changes in a company’s results, in order for the rating agency to perform its analysis to fully determine the rating implications of the event.
A.M. Best’s Financial Strength Ratings range from “A++” (Superior) to “S” (Suspended) and include 13 separate ratings categories. A.M. Best’s Long-Term Issuer Credit Ratings range from “aaa” (Exceptional) to “c” (Poor) and include 21 separate ratings categories. As of December 31, 2023, A.M. Best had issued credit or financial strength ratings and outlook statements regarding us as follows:

Company	Financial Strength Rating	Issuer Credit Rating	Outlook
Brookfield Annuity Company	A- (4th of 13)	a- (7th of 21)	Positive
North End Re (Cayman) SPC	A- (4th of 13)	a- (7th of 21)	Stable
North End Re Ltd.	A- (4th of 13)	a- (7th of 21)	Stable
American National Insurance Company	A (3rd of 13)	a+ (5th of 21)	Stable
American National Life Insurance Company of New York	A (3rd of 13)	a+ (5th of 21)	Stable
American National Life Insurance Company of Texas	A (3rd of 13)	a+ (5th of 21)	Stable
American National Property and Casualty Company	A (3rd of 13)	a+ (5th of 21)	Stable
American National General Insurance Company	A (3rd of 13)	a+ (5th of 21)	Stable
American National Lloyds Insurance Company	A (3rd of 13)	a+ (5th of 21)	Stable
American National County Mutual Insurance Company	A (3rd of 13)	a+ (5th of 21)	Stable
Farm Family Casualty Insurance Company	A (3rd of 13)	a+ (5th of 21)	Stable
United Farm Family Insurance Company	A (3rd of 13)	a+ (5th of 21)	Stable
Argo Group US, Inc.	-	bbb- (10th of 21)	developing/under review
Argo Re Ltd.	A- (4th of 13)	a- (7th of 21)	developing/under review
Argonaut Insurance Company	A- (4th of 13)	a- (7th of 21)	developing/under review
Colony Insurance Company	A- (4th of 13)	a- (7th of 21)	developing/under review
Argonaut Great Central Insurance Company	A- (4th of 13)	a- (7th of 21)	developing/under review
Argonaut-Midwest Insurance Company	A- (4th of 13)	a- (7th of 21)	developing/under review
Colony Specialty Insurance Company	A- (4th of 13)	a- (7th of 21)	developing/under review
Peleus Insurance Company	A- (4th of 13)	a- (7th of 21)	developing/under review
ARIS Title Insurance Company	A- (4th of 13)	a- (7th of 21)	developing/under review
Rockwood Casualty Insurance Company	A- (4th of 13)	a- (7th of 21)	developing/under review
Somerset Casualty Insurance Company	A- (4th of 13)	a- (7th of 21)	developing/under review
Argo Group International Holdings, Inc. - Senior	-	bbb- (10th of 21)	developing/under review
Argo Group US, Inc.	-	bbb- (10th of 21)	developing/under review
Argo Re Ltd.	A- (4th of 13)	a- (7th of 21)	developing/under review
Argonaut Insurance Company	A- (4th of 13)	a- (7th of 21)	developing/under review

Fitch’s Financial Strength Ratings range from “AAA” (Exceptionally Strong) to “C” (Distressed) and include 19 separate ratings categories. Fitch’s National Long-Term Credit Ratings range from “AAA” (highest credit quality) to “RD” (restricted default) and include 21 separate ratings categories. As of December 31, 2023, Fitch Ratings had issued credit or financial strength ratings and outlook statements regarding us as follows:

Company	Financial Strength Rating	Issuer Credit Rating	Outlook
American National Insurance Company	A (6th of 19)	-	Stable
American National Life Insurance Company of New York	A (6th of 19)	-	Stable
American National Group, LLC	-	BBB+ (8th of 21)	Stable

S&P’s Insurer Financial Strength Ratings range from “AAA” (Extremely Strong) to “R” (under regulatory supervision) and include 22 separate ratings categories. S&P’s Long-term Issuer Credit Ratings range from “AAA” (Investment Grade) to “C” (Speculative Grade) and include 21 separate ratings categories. As of December 31, 2023, S&P Global Ratings had issued credit or financial strength ratings and outlook statements regarding us as follows:

Company	Financial Strength Rating	Issuer Credit Rating	Outlook
American National Insurance Company	A (6th of 22)	-	Stable
American National Life Insurance Company of New York	A (6th of 22)	-	Stable
American National Group, LLC	-	BBB (9th of 21)	Stable
Argo Group US, Inc.	-	BBB- (10th of 21)	Negative
Argonaut Insurance Company	A- (7th of 21)	A- (7th of 21)	Negative
Colony Insurance Company	A- (7th of 21)	A- (7th of 21)	Negative
Argonaut Great Central Insurance Company	A- (7th of 21)	A- (7th of 21)	Negative
Argonaut-Midwest Insurance Company	A- (7th of 21)	A- (7th of 21)	Negative
Colony Specialty Insurance Company	A- (7th of 21)	A- (7th of 21)	Negative
Peleus Insurance Company	A- (7th of 21)	A- (7th of 21)	Negative
Argo Group International Holdings, Inc. - Senior	-	BBB- (10th of 21)	Negative
Argo Group International Holdings, Inc. - Preferred	-	BB (12th of 21)	Negative

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
Our direct insurance business, operating through American National and Argo, is subject to regulation and supervision by applicable insurance regulators, statutes and regulations.
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
Freestone Re Ltd. is a wholly owned subsidiary, and affiliated reinsurer, of American National, and is registered under the Bermuda Insurance Act to carry on long-term business, generally defined to include life, annuity and accident and health insurance, as a Class C insurer. Class C is the license class for long-term insurers and reinsurers with total assets of less than $250 million that are not registrable as a single-parent or multi-owner long-term captive insurer or reinsurer.

Argo Re Ltd. is registered under the Bermuda Insurance Act to carry on general business as a Class 4 insurer. Class 4 is the license class for general business insurers and reinsurers with total statutory capital and surplus of not less than BMD$100,000,000. Argo Re Ltd. is not licensed to conduct long-term business and has not sought authorization as reinsurer in any state or jurisdiction of the U.S.

Argo Insurance Services Bermuda, Ltd. is registered under the Bermuda Insurance Act as an Insurance Agent. Under the Bermuda Insurance Act, the operations of an Insurance Agent are permitted to include initiation and receipt of proposals, the issue of policies and the collection of premiums, being proposals, policies and premiums relating to insurance business.

Each of NER Ltd., and Freestone Re Ltd., is committed to appropriately responding to all matters that involve sanctions and proliferation matters, including pursuant to the Bermuda International Sanctions Act 2003 and accompanying regulations.

If any person in Bermuda knows or suspects, or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering, or is involved with terrorism or terrorist financing and the information for that knowledge or suspicion came to their attention in the course of business or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to the Financial Intelligence Agency of Bermuda, the Financial Sanctions Implementation Unit or other relevant authorities as applicable. If any of Brookfield’s Bermuda entities were determined by Bermuda authorities to be in violation of the Proceeds of Crime Act 1997 and/or the Anti-Terrorism (Financial and Other Measures) Act 2004 or under any applicable sanctions regime, that entity could be subject to substantial criminal penalties and/or administrative fines.

Minimum Paid Up Share Capital

The Bermuda Insurance Act requires each insurer which has a share capital to maintain a minimum amount paid up on such share capital.

Class E and Class C insurers such as NER Ltd. and Freestone Re Ltd. are required to maintain fully paid-up share capital of at least BMD250,000.

Class 4 insurers such as Argo Re Ltd. are required to maintain fully paid-up share capital of at least BMD$1,000,000.

Insurance Agents such as Argo Insurance Services Bermuda, Ltd. are not required to maintain a specific level of share capital.

Minimum Solvency Margins and ECR

The Bermuda Insurance Act provides that the value of the statutory assets of an insurer must exceed the value of its statutory liabilities by an amount greater than its prescribed minimum solvency margin (“MSM”). The Bermuda Insurance Act further provides that an insurer must maintain statutory economic capital and surplus of an amount that is equal to or exceeds the value of the enhanced capital requirement as prescribed by the Bermuda Insurance Act (“ECR”).

Commercial insurers must at all times maintain an MSM and an ECR in accordance with the provisions of the Bermuda Insurance Act. The Bermuda Insurance Act mandates certain actions and filings with the BMA if an insurer fails to meet and/or maintain its ECR or MSM, including the filing of a written report detailing the circumstances giving rise to the failure and the manner and time within which the insurer intends to rectify the failure.

The BMA has embedded an EBS Framework as part of the Bermuda solvency capital requirement as prescribed by the Bermuda Insurance Act (“BSCR”) that forms the basis for an insurer’s ECR. The premise underlying the EBS framework is the idea that assets and liabilities should be valued on a consistent economic basis. Under the Bermuda Regulatory Framework there are two solvency calculations: (i) a commercial insurer must have total statutory capital and surplus, as reported on the insurer’s statutory balance sheet, greater than the MSM calculated pursuant to the Insurance Account Rules 2016; and (ii) under the Insurance Rules an insurer is required to maintain available statutory economic capital and surplus to an amount that is equal to or exceeds the value of its ECR.

A commercial insurer’s ECR is established by reference to the corresponding BSCR model. The BSCR model provides a method for determining an insurer’s capital requirements (statutory economic capital and surplus) by taking into account the risk characteristics of different aspects of the insurer’s business. The BSCR formula establishes capital requirements for fifteen categories of risk: fixed income investment risk, equity investment risk, long-term interest rate/liquidity risk, currency risk, concentration risk, credit risk, operational risk, charge for capital adjustment and seven categories of long-term insurance risk. For each category, the capital requirement is determined by applying factors to asset, premium, reserve, creditor, probable maximum loss and operation items, with higher factors applied to items with greater underlying risk and lower factors for less risky items.

Certain notifications must be given to the BMA in the event that an insurer fails to meet its solvency requirements. More specifically, where the MSM is not met, the insurer must immediately notify the BMA of such occurrence and within 14 days of such notification furnish the BMA with a written report containing the particulars of (A) the circumstances leading to the failure; and (A) a plan detailing the manner, specific actions to be taken and time frame in which the insurer intends to rectify the failure. In addition, the insurer may not declare or pay any dividend until the failure is rectified.

Similarly, where an insurer has failed to meet its ECR it must immediately notify the BMA in writing and within 14 days of such notification file with the BMA a written report containing particulars of (x) the circumstances leading to the failure and (y) a plan detailing the manner, specific actions to be taken and time within which the insurer intends to rectify the failure. Within 45 days of becoming aware of the failure furnish the BMA with (1) unaudited statutory economic balance sheets and unaudited interim financial statements prepared in accordance with U.S. GAAP covering such periods as the BMA may require, (2) capital and solvency return reflecting an enhanced capital requirement prepared using post failure data where applicable, (3) long-term business solvency certificate in respect of those statements where applicable and (4) the opinion of an approved actuary in relation to line 27C of the statutory economic balance sheet where applicable. In addition, the insurer may not declare or pay any dividend until the failure is rectified.

An insurer carrying on long-term insurer business may not declare or pay a dividend to any person other than a policyholder unless the value of the assets of such insurer, as certified by its approved actuary, exceeds its liabilities (as so certified) by the greater of its margin of solvency or, if applicable, its enhanced capital requirement and the amount of any such dividend shall not exceed that excess.

Cancellation of Insurer’s Registration
An insurer’s registration may be canceled at the request of the insurer, or by the BMA on certain grounds specified in the Bermuda Insurance Act, including, but not limited to, grounds in which: (1) it is shown that false, misleading or inaccurate information has been supplied to the BMA by an insurer or on its behalf for the purposes of any provision of the Bermuda Insurance Act, (2) it is shown that two years have elapsed since the date of registration of the insurer and the insurer has not commenced carrying on business, (3) an insurer has ceased to carry on business, (4) an insurer has persistently failed to pay fees due under the Bermuda Insurance Act, (5) an insurer has been shown not to have complied with a condition attached to its registration or with a requirement under the Bermuda Insurance Act, (6) an insurer is convicted of an offence against a provision of the Bermuda Insurance Act, (7) an insurer is, in the opinion of the BMA found not to have been carrying on business in accordance with sound insurance principles or (8) any of the minimum criteria for registration under the Bermuda Insurance Act is not or will not have been fulfilled.

Public Disclosure
Commercial insurers are required to prepare a financial condition report, which will be comprised of an electronic version and a printed version, and will be filed with the BMA on or before the filing date (i.e., four months after the insurer’s financial year end). The financial condition report shall provide particulars of the following matters: (a) business and performance; (b) governance structure; (c) risk profile; (d) solvency valuation; (e) capital management; and (f) subsequent event.

An insurer with a website shall publish on its website a copy of the financial condition report within 14 days of the date the report was filed with the BMA. An insurer that does not have a website shall furnish to the public a copy of the financial condition report within ten days of receipt of a request made in writing. Each insurer shall keep copies of the financial condition report at its principal office for a period of five years beginning with its filing date.

Where a significant event occurs after an insurer’s financial year end, but before the filing of its financial condition report, the insurer shall submit to the BMA a report on the event at the time of filing its financial condition report. Where a significant event occurs after an insurer’s filing date, such insurer shall submit to the BMA a report on the event within 14 days of the occurrence of such event. There are circumstances where the BMA will, upon application and approval, allow exemptions or modifications of the financial condition report requirements.

Disclosure of Information

The BMA may require certain information from an insurer (or certain other persons) to be provided. Further, the BMA has been given powers to assist foreign regulatory authorities with their investigations involving insurance and reinsurance companies in Bermuda, subject to certain restrictions. For example, the BMA must be satisfied that the assistance being requested is in connection with the discharge of regulatory responsibilities of the foreign regulatory authority.

Under the Bermuda Monetary Authority Act 1969, as amended, the BMA has been given powers to assist a foreign regulatory authority which has requested assistance in connection with enquiries being carried out by it in the performance of its regulatory functions. The BMA’s powers include requiring a person to furnish them with information, to produce documents as they may specify, to attend and answer questions and to give assistance in connection with enquiries. The BMA must be satisfied that the assistance requested by the foreign regulatory authority is for the purpose of its regulatory functions and that the request is in relation to information in Bermuda which a person has in his possession or under his control. The BMA must consider, among other things, whether it is in the public interest to give the information sought. In addition to powers set out above, the BMA also has powers to investigate the affairs of an insurer in certain circumstances.

Non-insurance Business
Bermuda insurers are not permitted to engage in non-insurance business unless such non-insurance business is ancillary to its core business. Non-insurance business means any business other than insurance business and includes carrying on investment business, managing an investment fund as operator, carrying on business as a fund administrator, carrying on banking business, underwriting debt or securities or otherwise engaging in investment banking, engaging in commercial or industrial activities and carrying on the business of management, sales or leasing of real property.

Annual Financial Statements, Annual Statutory Financial Return and Annual Capital and Solvency Return
Bermuda insurers must file annual statutory financial statements, a capital and solvency return and annual audited financial statements within four months of the end of each fiscal year, unless such deadline is specifically extended. The Bermuda Insurance Act also prescribes rules for the preparation and substance of statutory financial statements, which include detailed information and analysis regarding premiums, claims, reinsurance and investments of the insurer.
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

Where the shares of a registered insurer, or the shares of its parent company, are traded on a recognized stock exchange, and a person becomes, or ceases to be, a 10%, 20%, 33%, or 50% shareholder controller of the insurer, that shareholder shall, within 45 days, notify the BMA in writing that such shareholder has become, or as a result of a disposition ceased to be, a shareholder controller of any such category.
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

Notification of Material Changes
All registered insurers are required to give notice to the BMA of their intention to effect a material change within the meaning of the Bermuda Insurance Act. For the purposes of the Bermuda Insurance Act, the following changes are material: (1) the transfer or acquisition of insurance business, including portfolio transfers or corporate restructurings, pursuant to a court-approved scheme of arrangement under Section 25 of the Bermuda Insurance Act or g 99 of the BCA, (2) the amalgamation with or acquisition of another firm, (3) engaging in unrelated business that is retail business, (4) the acquisition of a controlling interest in an undertaking that is engaged in non-insurance business which offers services and products to persons who are not affiliates of the insurer, (5) outsourcing all or substantially all of the company’s actuarial, risk management, compliance or internal audit functions, (6) outsourcing all or a material part of an insurer’s underwriting activity, (7) the transfer other than by way of reinsurance of all or substantially all of a line of business, (8) the expansion into a material new line of business, (9) the sale of an insurer, and (10) outsourcing of an “officer” role, as such term is defined by the Bermuda Insurance Act.
A commercial insurer may not take any steps to give effect to a material change unless they have first served notice on the BMA that they intend to effect such material change and before the end of 30 days, either the BMA has notified NER Ltd. in writing that the BMA has no objection to such change or that period has lapsed without the BMA having issued a notice of objection.
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

Bermuda ESA
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
Cyber Risk Management and Reporting

Every insurer registered under the Bermuda Insurance Act must adhere to the Insurance Sector Operational Cyber Risk Management Code of Conduct (the “Cyber Code”). The Cyber Code establishes duties, requirements, standards, procedures and principles in relation to operational cyber risk management. Failure to comply with provisions set out in the Cyber Code will be a factor taken into account by the BMA in determining whether a registrant is meeting its obligation to conduct its business in a sound and prudent manner.

In addition, the Bermuda Insurance Act requires every insurer, on coming to the knowledge, or where it has reason to believe, that a cyber reporting event has occurred, forthwith notify the BMA. For these purposes, a “cyber reporting event” means any act that results in the unauthorized access to, disruption, or misuse of the electronic systems or information stored on such systems of an insurer, including breach of security leading to the loss or unlawful destruction or unauthorized disclosure of or access to such systems or information, where (a) a cyber reporting event has the likelihood of adversely impacting policyholders or clients, (b) an insurer has reached a view that there is a likelihood that loss of its system availability will have an adverse impact on its insurance business, (c) an insurer has reached a view that there is a likelihood that the integrity of its information or data has been compromised and may have an adverse impact on its insurance business, (d) an insurer has become aware that there is a likelihood that there has been unauthorized access to its information systems whereby such would have an adverse impact on its insurance business or (e) an event has occurred for which a notice is required to be provided to a regulatory body or government agency.

Principal Representative, Principal Office and Head Office

An insurer is required to maintain a principal office and to appoint and maintain a principal representative in Bermuda.

Without a reason acceptable to the BMA, an insurer may not terminate the appointment of its principal representative, and the principal representative may not cease to act as such, unless 30 days’ notice in writing to the BMA is given of the intention to do so. It is the duty of the principal representative to notify forthwith the BMA in such manner as it may direct if the principal representative believes that there is a likelihood of an insurer (for which the principal representative acts) becoming insolvent or that a reportable “event” has, to the principal representative’s knowledge, occurred or is believed to have occurred. Examples of a reportable “event” include a failure by an insurer, to comply substantially with a condition imposed upon it by the BMA relating to a solvency margin or a liquidity or other ratio, a significant loss likely to cause the insurer to fail to comply with its ECR and the occurrence of a “material change” as such term is defined under the Bermuda Insurance Act in its business operations. A written report must set out all the particulars of the case that are available to the principal representative and must be submitted within 14 days of the principal representative’s prior notification to the BMA. Furthermore, where a notification has been made to the BMA regarding a material change, the principal representative has 30 days from the date of such notification to furnish the BMA with unaudited interim statutory financial statements in relation to such period as the BMA may require, together with a solvency certificate in respect of those statements.

If there is a significant loss which is reasonably likely to cause an insurer to fail to comply with its ECR (if applicable), the respective principal representative must also furnish the BMA with a capital and solvency return reflecting an ECR prepared using post-loss data. The principal representative must provide this within 45 days of notifying the BMA of the loss.

The insurance business of a commercial insurer must be directed and managed from Bermuda (i.e., such insurer must maintain a head office in Bermuda) and, in determining whether the insurer complies with this requirement the BMA shall consider, among other things, the following factors: (a) where the underwriting, risk management and operational decision-making of the insurer occurs, (b) whether the presence of senior executives who are responsible for and involved in the decision-making related to the insurance business of the insurer is located in Bermuda and (c) where meetings of the board of directors of the insurer occur. Notwithstanding the considerations set out above, the BMA may also have regard to the following matters: (i) the location where management of the insurer meets to effect policy decisions of the insurer, (ii) the residence of the officers, insurance managers or employees of the insurer and (iii) the residence of one or more directors of the insurer in Bermuda.

Insurance Code of Conduct

Insurers are subject to the Insurance Code of Conduct, as amended (the “Insurance Code”), which establishes duties and standards which must be complied with by all insurers registered under the Bermuda Insurance Act, including the procedures and sound principles to be observed by such insurers. Failure to comply with the requirements under the Insurance Code will be a factor taken into account by the BMA in determining whether an insurer is conducting its business in a sound and prudent manner as prescribed by the Bermuda Insurance Act. Failure to comply with the requirements of the Insurance Code could result in the BMA exercising its powers of intervention and will be a factor in calculating the operational risk charge under the BSCR or approved internal model. The Insurance Code is divided into six categories, including: the Proportionality Principle; Corporate Governance; Risk Management; Governance Mechanism; Outsourcing; and Market Discipline and Disclosure.

These categories contain the duties, requirements and compliance standards to be adhered to by all insurers. It stipulates that in order to achieve compliance with the Code, insurers are to develop and apply policies and procedures capable of assessment by the BMA.

Cayman Islands
The Cayman Insurance Act regulates the insurance business of our Cayman Islands reinsurance subsidiary, NER SPC, and provides that no person may carry on any insurance business in or from within the Cayman Islands unless that person holds a license issued by CIMA. CIMA is required by the Cayman Insurance Act to determine whether the business to which the application for a license relates would be carried on by persons who are fit and proper persons to be directors or officers of the licensee and, in particular, whether such persons have the adequate knowledge and expertise as CIMA considers appropriate to conduct their respective functions. See “— Fit and Proper Requirements” below.
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

Fit and Proper Requirements
Applicants must demonstrate that the business to which the application for a license under the Cayman Insurance Act relates will be carried on by persons who are fit and proper persons to carry on their respective functions. In determining whether a person is “fit and proper”, CIMA will consider, among other things, a person’s (a) honesty, integrity and reputation, (b) competence and capability, and (c) financial soundness. CIMA is also bound by the Cayman Insurance Act to consider whether the applicant will be able to comply not only with the requirements of the Cayman Insurance Act but also with the Cayman Islands Anti-Money Laundering Regulations (as revised) and to consider whether the applicant employs personnel with the necessary skills, knowledge and experience and maintains appropriate facilities, books and records.
Categories of Insurance Licenses
There are four main categories of insurance licenses: (a) Class A (‘domestic’) insurers; (b) Class B (‘captives’); (c) Class C (‘cat-bond’ or ‘special purpose insurers’); and (d) Class D (‘reinsurers’).
NER SPC currently holds a class D license. A class D insurer may carry on reinsurance business and any such other business as may be approved by CIMA.
Cayman ESA
The Cayman ESA came into operation on 1 January 2019. Under the provisions of the Cayman ESA, a Cayman Islands relevant entity (i.e., company incorporated under Cayman Islands company law, overseas company registered under Cayman Islands company law, limited liability company registered under the Limited Liability Companies Act (as revised) or a partnership registered under the Cayman Islands Limited Liability Partnership Act (as revised)) that carries on as a business activity any one or more of the nine “relevant activities” referred to in the Cayman ESA must satisfy economic substance test by maintaining a substantial economic presence in the Cayman Islands.
Under the Cayman ESA, the business activity of an insurance business (as defined in the Cayman Insurance Act) or a holding company business (as defined in the Cayman ESA) are regarded as relevant activities for the purposes of the Cayman ESA. To the extent that the Cayman ESA applies to any of our entities registered in the Cayman Islands, we are required to demonstrate compliance with economic substance test by filing an annual economic substance declaration with the relevant registrar in the Tax Information Authority within twelve months after the last day of each financial year end for each relevant entity.
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
Provincial/Territorial Insurance Regulation
In Canada, life insurance is also subject to regulation and supervision in each province and territory in Canada. Provincial/territorial insurance regulation is primarily concerned with market conduct matters, the rights and obligations under insurance contracts, and the licensing and oversight of insurance intermediaries. In addition to those regulations, guidelines adopted by the Canadian Life and Health Insurance Association may apply to several aspects of BAC’s business.
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

United States
Our U.S. domiciled insurance subsidiaries are subject to extensive regulation, primarily at the state level. Such regulation varies by state but generally has its source in statutes that establish requirements for the business of insurance and that grant broad regulatory authority to a state agency. Insurance regulation governs a wide variety of matters, such as insurance company licensing, agent and adjuster licensing, policy benefits, price setting, accounting practices, product suitability, the payment of dividends, the nature and amount of investments, underwriting practices, reserve requirements, sales and advertising practices, privacy practices, information systems security, policy forms, reinsurance reserve requirements, risk and solvency assessments, mergers and acquisitions, corporate governance practices, capital adequacy, transactions with affiliates, participation in shared markets and guaranty associations, claims practices, the remittance of unclaimed property, and enterprise risk management requirements. The models for state laws and regulations often emanate from the National Association of Insurance Commissioners (“NAIC”). While it is not mandatory for insurers to comply with an NAIC model law, nor for states to adopt a model law, state and federal legislators and regulators generally look to the model law for guidance in proposing new legislation and regulation.
State insurance departments monitor compliance with regulations through periodic reporting procedures and examinations. At any given time, financial, market conduct or other examinations of our U.S. domiciled insurance subsidiaries may be occurring.
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
Regulatory matters having the most significant effects on our U.S. insurance operations and related financial reporting are described further below.
Holding Company Regulation
We are an insurance holding company system under the insurance laws of the states where we do business. Our insurance companies are organized in multiple U.S. jurisdictions. Insurance holding company system laws and regulations in such states generally require periodic reporting to state insurance regulators of various business, enterprise risk management, corporate governance, and financial matters, as well as advance notice to, and in some cases approval by, such regulators prior to certain transactions between insurers and their affiliates. These laws also generally require regulatory approval prior to the acquisition of a controlling interest in an insurance company. These requirements may deter or delay certain transactions considered desirable by management or our stockholders.
Limitations on Dividends by Insurance Subsidiaries
The ability of our U.S. domiciled insurance subsidiaries to pay dividends is generally limited by state law and is also impacted by federal income tax considerations.
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
Statutory Accounting
Financial reports to state insurance regulators utilize statutory practices as defined in the Accounting Practices and Procedures Manual of the NAIC, which are different from U.S. GAAP. Statutory accounting practices, in keeping with the intent to assure the protection of policyholders, are generally based on a solvency concept, while financial statements under U.S. GAAP are prepared on a going-concern basis. While not a substitute for U.S. GAAP performance measures, statutory information is used by industry analysts and reporting sources to compare the performance of insurance companies and impacts the ability of insurance subsidiaries to pay dividends to the company. Maintaining both U.S. GAAP and statutory financial records increases our business costs.
Pursuant to state insurance laws, we establish statutory reserves, which are reported as liabilities in the separate standalone statutory-basis financial statements of our U.S. insurance subsidiaries, and which generally differ from future policy benefits determined using IFRS or U.S. GAAP on our respective policies. These statutory reserves are established in amounts sufficient to meet policy and contract obligations, when taken together with expected future premiums and interest at prescribed rates.
Insurance Reserves
State insurance laws require life and property and casualty insurers to annually analyze the adequacy of statutory reserves. Our appointed actuaries must submit opinions annually for our insurance companies that policyholder and claim reserves are adequate.
Risk-Based Capital and Solvency Requirements
The NAIC has a formula for analyzing capital levels of insurance companies called Risk-Based Capital (“RBC”). The RBC formula has minimum capital thresholds that vary with the size and mix of a company’s business and assets. It is designed to identify companies with capital levels that may require regulatory attention. As of December 31, 2023, the capital level of each of our U.S. insurance company subsidiaries exceeded 300% of their respective Authorized Control Levels, the minimum RBC requirement before any action level is triggered or considered.

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
Anti-Money Laundering
Federal law and regulations require us to take certain steps to help prevent and detect money laundering activities. The USA PATRIOT Act of 2001 contains anti-money laundering and financial transparency requirements applicable to certain financial services companies, including insurance companies. The Bank Secrecy Act requires insurers to implement a risk-based compliance program to detect, deter and (in some cases) report financial or other illicit crimes including, but not limited to, money laundering and terrorist financing. OFAC administers and enforces economic and trade sanctions. For certain transactions, an insurer maybe required to search policyholder, agent, vendor and employee databases for specially designated nationals or suspected terrorists, in order to comply with OFAC obligations.

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
1 — Jurisdiction of formation is the Province of Ontario, Canada. Brookfield Corporation holds, directly or indirectly, all of our class C shares, giving it the residual economic interest in our company.
2 — Holders of our class B shares, all of which are held through the BNRE Partnership, are entitled to elect half of our board and approve all other matters requiring shareholder approval.
3 — Jurisdiction of incorporation is Bermuda. All subsidiaries of our company are 100% owned directly or indirectly by our company.
4 — Jurisdiction of incorporation is Bermuda
5 — Jurisdiction of formation is Bermuda
6 — Jurisdiction of formation is the State of Delaware, United States
7 — Jurisdiction of formation is the State of Delaware, United States.

Our company
Our company was incorporated on December 10, 2020 under the Bermuda Act, as an exempted company limited by shares. Our company operates a leading capital solutions business providing insurance and reinsurance services to individuals and institutions. Through our operating subsidiaries, we offer a broad range of insurance products and services to individuals and institutions, including life insurance and annuities and personal and commercial property and casualty insurance. In doing so, we seek to match our liabilities with a portfolio of high-quality investments in order to generate attractive, risk-adjusted returns within our business. We leverage our relationship with Brookfield in order to opportunistically source new business and deploy our capital in assets that are tailored to our investment needs. Our relationship with Brookfield provides us with access to a diverse mix of leading alternative investment strategies that we believe are well-suited for this purpose.
Our head and registered office as well as our principal executive offices are located at Ideation House, 1st Floor, 94 Pitts Bay Road, Pembroke HM08 Bermuda, and our telephone number is +1 (441) 405-7811.

The class A exchangeable shares are listed on the TSX and the NYSE under the symbol “BNRE”. The class A-1 exchangeable shares are listed on the TSX and the NYSE under the symbol “BNRE.A”.
Each exchangeable share is structured with the intention of providing an economic return equivalent to one Brookfield Class A Share. As such, we refer to our company as a “paired entity” to Brookfield Corporation because (A) each exchangeable share (i) is exchangeable at the option of the holder for one Brookfield Class A Share or its cash equivalent (the form of payment to be determined at the election of Brookfield Corporation), subject to certain limitations as more fully described in this Form 20-F, and (ii) receives distributions at the same time and in the same amounts as dividends on the Brookfield Class A Shares as more fully described in Item 10.B “Memorandum and Articles of Association”, and (B) Brookfield Corporations owns, directly or indirectly, 100% of our class C shares. We therefore expect that the market price of our exchangeable shares should be impacted by the market price of the Brookfield Class A Shares and the business performance of Brookfield Corporation. However, there are certain material differences between the rights of holders of exchangeable shares and holders of the Brookfield Class A Shares under the governing documents of our company and Brookfield Corporation and applicable law, such as the right of holders of exchangeable shares to request an exchange of their exchangeable shares for an equivalent number of Brookfield Class A Shares or its cash equivalent (the form of payment to be determined at the election of Brookfield Corporation), the redemption right of our company, subject to the consent of Brookfield Corporation, and the right of Brookfield Corporation to require us to commence a liquidation of the company upon the occurrence of certain events. These material differences are described in the section entitled Item 10.B “Memorandum and Articles of Association”.
Brookfield Corporation
Brookfield Corporation is focused on compounding value over the long-term to earn attractive total returns for its shareholders. Today, Brookfield Corporation’s capital is deployed across three businesses – Asset Management, Insurance Solutions and its Operating Businesses, generating substantial and growing cashflows, all of which is underpinned by a conservatively capitalized balance sheet.
The Brookfield Class A Shares are listed on the NYSE and TSX under the symbol “BN”.
Brookfield Corporation was formed by articles of amalgamation dated August 1, 1997 and is organized pursuant to articles of arrangement under the OBCA dated December 9, 2022. Brookfield Corporation’s head and registered office, as well as its principal executive offices, is located at Brookfield Place, 181 Bay Street, Suite 100, P.O. Box 762, Toronto, Ontario M5J 2T3, and its telephone number is +1 (416) 359-8647.
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

	Brookfield Class A Shares
	High (C$)	Low (C$)	Volume
2024
January 1, 2024 – March 22, 2024	58.36	50.48	104,952,062

2023
January 1, 2023 – March 31, 2023	51.50	38.92	123,708,260
April 1, 2023 – June 30, 2023	45.31	40.47	111,014,448
July 1, 2023 – September 30, 2023	48.95	42.24	103,362,811
October 1, 2023 – December 31, 2023	54.21	40.07	94,963,115

2022
January 1, 2022 – March 31, 2022	62.38	54.03	109,366,400
April 1, 2022 – June 30, 2022	59.31	45.26	102,275,231
July 1, 2022 – September 30, 2022	55.59	45.18	94,430,318
October 1, 2022 – December 31, 2022[1]	51.41	42.02	132,625,648

2021
January 1, 2021 – March 31, 2021	57.72	48.34	125,109,458
April 1, 2021 – June 30, 2021	65.00	54.27	101,428,298
July 1, 2021 – September 30, 2021	72.52	60.40	94,070,908
October 1, 2021 – December 31, 2021	78.67	66.98	94,687,678

2020
January 1, 2020 – March 31, 2020	60.48	31.35	202,343,387
April 1, 2020 – June 30, 2020	50.41	39.04	135,429,393
July 1, 2020 – September 30, 2020	47.59	42.00	106,444,950
October 1, 2020 – December 31, 2020	56.10	38.77	138,757,530

1 On December 9, 2022, Brookfield Corporation (formerly Brookfield Asset Management Inc.) completed the public listing and distribution of a 25% interest in its asset management business, through Brookfield Asset Management by way of a plan of arrangement. The transactions contemplated by the Brookfield Arrangement resulted in the division of Brookfield Asset Management Inc. into two publicly traded companies – Brookfield Corporation and Brookfield Asset Management.

The Brookfield Class A Shares are listed and posted for trading on the NYSE under the symbol “BN”. The following table sets forth the price ranges and trading volumes of the Brookfield Class A Shares as reported by the NYSE for the periods indicated, in U.S. dollars:

	Brookfield Class A Shares
	High ($)	Low ($)	Volume
2024
January 1, 2024 – March 22, 2024	43.17	37.77	146,259,839

2023
January 1, 2023 – March 31, 2023	38.48	28.25	176,995,430
April 1, 2023 – June 30, 2023	33.78	29.85	129,280,853
July 1, 2023 – September 30, 2023	36.22	31.13	143,558,488
October 1, 2023 – December 31, 2023	41.05	28.84	182,152,025

2022
January 1, 2022 – March 31, 2022	50.88	40.77	140,055,759
April 1, 2022 – June 30, 2022	48.18	34.91	139,009,894
July 1, 2022 – September 30, 2022	44.05	32.79	115,327,436
October 1, 2022 – December 31, 2022[1]	38.72	30.08	224,077,847

2021
January 1, 2021 – March 31, 2021	45.56	37.65	174,156,266
April 1, 2021 – June 30, 2021	52.53	43.65	151,678,621
July 1, 2021 – September 30, 2021	57.83	47.33	173,697,244
October 1, 2021 – December 31, 2021	62.20	53.24	81,931,580

2020
January 1, 2020 – March 31, 2020	45.61	21.57	215,436,624
April 1, 2020 – June 30, 2020	37.73	27.25	151,678,621
July 1, 2020 – September 30, 2020	35.15	31.30	119,896,091
October 1, 2020 – December 31, 2020	43.14	29.09	158,692,215

1 On December 9, 2022, Brookfield Corporation (formerly Brookfield Asset Management Inc.) completed the public listing and distribution of a 25% interest in its asset management business, through Brookfield Asset Management by way of a plan of arrangement. The transactions contemplated by the Brookfield Arrangement resulted in the division of Brookfield Asset Management Inc. into two publicly traded companies – Brookfield Corporation and Brookfield Asset Management.

Significant Subsidiaries
The following table provides the name, the percentage of voting securities owned, or controlled or directed, directly or indirectly, by us, and the jurisdiction of incorporation, continuance, formation or organization of our significant subsidiaries as at December 31, 2023.

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
ITEM 4A    UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (“MD&A”)
5.A    OPERATING RESULTS
Introduction
This management’s discussion and analysis (“MD&A”) covers the financial position as of December 31, 2023 and 2022 and the results of operations for the years ended December 31, 2023, 2022 and 2021. Unless the context requires otherwise, when used in this MD&A, the terms “we”, “us”, “our”, or the “Company” means Brookfield Reinsurance Ltd. together with all of its subsidiaries and the term “Brookfield” means Brookfield Corporation, its subsidiaries and controlled companies and any investment fund sponsored, managed or controlled by Brookfield Corporation or its subsidiaries, and does not, for greater certainty, include us or Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC and its subsidiaries.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Forward-Looking Statements” within this Form 20-F.
The information in this MD&A should be read in conjunction with the Combined Consolidated Financial Statements (“the financial statements”) prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021.
Overview of Our Business
Our Company is an exempted company limited by shares incorporated under the laws of Bermuda on December 10, 2020. The Company holds a direct 100% ownership interest in BAM Re Holdings Ltd. (“BAM Re Holdings”), which holds the Company’s interest in its operating subsidiaries, North End Re Ltd. (“NER Ltd.”), North End Re (Cayman) SPC (“NER SPC”), Brookfield Annuity Company (“BAC”), American National Group, LLC (“American National”) and Argo Group International Holdings, Inc. (“Argo”).
Our Company operates a leading capital solutions business providing insurance and reinsurance services to individuals and institutions. Through its operating subsidiaries, our Company offers a broad range of insurance products and services, including life insurance and annuities, and personal and commercial property and casualty (“P&C”) insurance. Our business is presently conducted through our subsidiaries under three operating segments, which we refer to as our Direct Insurance, Reinsurance and Pension Risk Transfer (“PRT”) businesses. The principal operating entities of the Company generally maintain their own independent management and infrastructure. Refer to the “Lines of Business” section of the MD&A for further details on our operating segments’ businesses.

Controls and Procedures
The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as well as the internal controls over financial reporting as of December 31, 2023. Based on the evaluation conducted, it was concluded that our disclosure controls and procedures as well as our internal control over financial reporting were effective as of December 31, 2023.
Key Financial Data
The following table presents key financial data of the Company:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2023	2022	2021
Total assets	$61,643	$43,458	$11,577
Net income (loss)	797	501	(112)
Adjusted Equity[1]	8,969	4,788	1,378
Distributable Operating Earnings[1,2]	745	388	30

1.Distributable Operating Earnings and Adjusted Equity are Non-GAAP measures. See “Reconciliation of Non-GAAP Measures”.
2.Distributable Operating Earnings for the year ended December 31, 2023 is inclusive of net costs of $29 million relating to corporate activities outside of our three operating segments (2022 – net costs of $66 million; 2021 – net gains of $6 million).

Operating Results and Financial Review
CONSOLIDATED RESULTS OF OPERATIONS
The following table summarizes the financial results of our business for the years ended December 31, 2023, 2022 and 2021:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2023	2022	2021
Net premiums	$4,137	$3,011	$1,016
Other policy revenue	413	224	—
Net investment income	1,809	978	76
Investment related gains (losses)	534	(185)	(55)
Net investment results from funds withheld	127	281	4
Total revenues	7,020	4,309	1,041

Policyholder benefits and claims incurred	(3,939)	(2,852)	(1,065)
Interest sensitive contract benefits	(1,097)	(357)	(60)
Commissions for acquiring and servicing policies	(755)	(413)	—
Net change in deferred policy acquisition costs	670	339	30
Change in fair value of market risk benefit	72	127	(12)
Other reinsurance expenses	(107)	(78)	(11)
Operating expenses	(801)	(439)	(35)
Interest expense	(249)	(104)	(1)
Total benefits and expenses	(6,206)	(3,777)	(1,154)

Net income (loss) before income taxes	814	532	(113)
Income tax recovery (expense)	(17)	(31)	1
Net income (loss) for the year	797	501	(112)
Less: non-controlling interests	(1)	(2)	—
Net income (loss) attributable to shareholders[1]	$796	$499	$(112)
1.Net income (loss) attributable to Brookfield Corporation for the period prior to June 28, 2021 and to Class A, Class A-1, Class B and Class C shareholders for the periods June 28, 2021 onward.
2023 vs. 2022
For the year ended December 31, 2023, we reported net income of $797 million, compared to net income of $501 million in the prior year. The increase of $296 million is primarily due to growth in the business and redeployment of capital into higher yielding investments. We also benefited from the contribution by American National of full year earnings, as opposed to their partial year earnings in 2022, following the acquisition on May 25, 2022.
Net premiums and other policy revenue were $4.6 billion in the year of 2023, compared to $3.2 billion in 2022. The increase of $1.4 billion is primarily due to a higher number of PRT deals closed in 2023 including our first year of sales within our US business, which contributed $1.0 billion of gross premiums.
Net investment income increased by $831 million for the year ended December 31, 2023, relative to the prior year. Net investment income is comprised of interest and dividends received on financial instruments, equity investments and other miscellaneous fee income. The increase in 2023 was driven by the growth in our investment portfolio and the rotation into higher yielding investment strategies.
We recorded $534 million of investment related gains in 2023, an increase of $719 million over the prior year, which recognized a $185 million loss. The increase is primarily due to mark-to-market gains on equity securities of $372 million and short term investments of $262 million.
Net investment results from funds withheld decreased by $154 million in the current year compared to 2022. This decline is primarily driven by mark-to-market losses on the embedded derivative in our Modco reinsurance treaties.

Interest sensitive contract benefits represent interest credited to policyholders’ account balances from our investment contracts with customers, as well as amortization of deferred revenue. Commissions for acquiring and servicing policies represent any sales commission payments or incremental costs of obtaining the contract that are amortized over the contract term subsequent to initial capitalization. During the year, the amounts increased by $1.1 billion in aggregate, driven mainly by higher sales, as well as growth in the business and higher interest credited.
Change in fair value of market risk benefit represents the mark-to-market movements of our liability based on protection to the policyholder from capital market risk. The gain of $72 million in the current year is primarily due to movements in interest rates used in the valuation of these liabilities.
Operating expenses were $801 million in the year of 2023, compared to $439 million in the prior year, an increase of $362 million. The increase was primarily driven by the full year contribution of expenses from American National, as well as additional costs incurred to support the continued growth of our business.
The increase of $145 million of interest expense on borrowings from prior year is mainly due to recognizing full-year interest on acquisition financing issued at American National, as well as higher interest rates and increased borrowings on our warehoused investments credit facility.
During the year, Distributable Operating Earnings (“DOE”) increased by $357 million to $745 million. The increase was mainly due to new business, higher spread earnings, contribution from Argo, which was recently acquired, and a full year of contribution from American National.
2022 vs. 2021
For the year ended December 31, 2022, we reported net income of $501 million, compared to a net loss in the prior year of $112 million. A gain of $613 million.
Net premiums and other policy revenue of $3.2 billion increased by $2.2 billion for the year ended December 31, 2022, relative to 2021. In 2022, the Company closed 28 PRT deals, representing $1.6 billion of premiums (2021 – 26 deals, $1.1 billion premiums). We recorded $1.7 billion of premiums and other policy revenues related to American National, for the period following the close of the acquisition on May 25, 2022.
Net investment income increased by $902 million for the year 2022, relative to the year 2021. Interest and dividends received increased as a result of the growth in our investment portfolio and capital redeployed within then closed transactions, as well as rising interest rates. Across each of our business segments, we deployed the capital from transactions closed during the year into accretive, higher yielding investments, driving a step up in our net investment spreads. In 2022, across our segments, we redeployed approximately $7 billion of existing assets (2021 – $5 billion).
The Company incurred investment related losses of $185 million in 2022, compared to $55 million in 2021. The increase of $130 million was mainly as a result of higher realized losses on fixed maturity securities sold to reinvest into more accretive opportunities, as well as increases in the allowance of credit loss on our loan portfolio. The losses were partially offset by gains from growth in the investment portfolio and capital redeployment, as well as realized gains on the unwind of corporate hedges, which totaled $108 million in the year.
Net investment results from funds withheld recognized a gain of $281 million in 2022, compared to a gain of $4 million in 2021. The increase of $277 million is primarily attributable to interest income of $170 million, as well as unrealized net investment gains of $138 million related to embedded derivatives.
Policyholder benefits and claims incurred increased by $1.8 billion for the year ended December 31, 2022, relative to 2021. The increase is due to American National, representing $1.2 billion of the amount, as well as an increase from prior year within our Reinsurance and PRT businesses as a result of the two reinsurance transactions that closed in the third and fourth quarters of 2021 and an increase in annuitants in-pay in new PRT business since the prior year.
For the year ended December 31, 2022, interest sensitive contract benefits and commissions for acquiring and servicing policies increased relative to the prior year period by $297 million and $413 million, respectively, a result of the acquisition of American National.
The change in deferred acquisition costs increased by $309 million compared to the same period in 2021, as a result of amortization of capitalized reinsurance costs associated with flow business within our Reinsurance segment, as well as new business written at American National for the period from May 25, 2022 to December 31, 2022.
The gain in change in fair value of market risk benefit of $127 million in 2022 was primarily due to change in interest rate used in the valuation of these liabilities.
Other reinsurance expenses, which includes ceding commissions and sales inducements, increased by $67 million in 2022 compared to 2021 due to a full year of contribution from aforementioned reinsurance transactions in late 2021, resulting in additional reinsurance related expenses settled during the period.

Operating expenses increased by $139 million in 2022 compared to the same period in 2021, primarily driven by the inclusion of seven months of expenses from American National representing $334 million, and as a result of additional personnel, professional services and transaction expenses related to the growth of our business. Operating expenses in 2022 included $31 million of transaction related expenses (2021 – $8 million).
Interest expense on borrowings increased by $103 million during the year primarily as a result of interest on subsidiary borrowings, representing $1.5 billion of acquisition financing issued at American National, as well as corporate borrowings used to temporarily warehouse investments that will be moved into our insurance companies’ investment portfolios.
During the 2022, DOE increased from $30 million to $388 million compared to 2021. The increase of $358 million was driven by contributions from American National, as well as increased net investment income on our corporate investments, contributions from our investment in AEL Holdings and new business and spread earnings within our PRT and Reinsurance businesses as we made progress redeploying the investments within the portfolios.

CONSOLIDATED FINANCIAL POSITION
Comparison as of December 31, 2023 and 2022
The following table summarizes the financial position as of December 31, 2023 and 2022:

AS OF DEC. 31 US$ MILLIONS, EXCEPT SHARE DATA	2023	2022
Assets
Investments	$39,838	$30,295
Cash and cash equivalents	4,308	2,145
Reinsurance funds withheld	7,248	5,812
Accrued investment income	280	341
Deferred policy acquisition costs	2,468	1,585
Premiums due and other receivables	711	436
Ceded unearned premiums	401	47
Deferred tax asset	432	490
Reinsurance recoverables	3,388	589
Property and equipment	294	194
Goodwill	121	121
Intangible assets	235	52
Other assets	730	306
Separate account assets	1,189	1,045
Total assets	61,643	43,458
Liabilities
Future policy benefits	9,813	8,011
Policyholders’ account balances	24,939	20,141
Policy and contract claims	7,288	1,786
Deposit liabilities	1,577	1,657
Market risk benefit	89	124
Unearned premium reserve	2,056	1,086
Due to related parties	564	241
Other policyholder funds	335	322
Notes payable	174	151
Corporate borrowings	1,706	2,160
Subsidiary borrowings	1,863	1,492
Liabilities issued to reinsurance entities	114	151
Other liabilities	1,087	826
Separate account liabilities	1,189	1,045
Total liabilities	52,794	39,193
Mezzanine equity
Redeemable junior preferred shares	2,694	2,580
Equity
Class A exchangeable, Class A-1 exchangeable, Class B and Class C	5,184	1,890
Retained earnings	945	310
Accumulated other comprehensive loss, net of taxes	(120)	(523)
Non-controlling interests	146	8
Total equity	6,155	1,685
Total liabilities, mezzanine equity and equity	$61,643	$43,458
December 31, 2023 vs. 2022
Total assets increased by $18.2 billion during the year to $61.6 billion. The increase included $8.5 billion related to assets of Argo, as well as approximately $8 billion of additional annuity sales from our retail annuity and PRT platforms and our existing reinsurance treaties during the year.

Cash and cash equivalents increased by $2.2 billion from 2022 to 2023, which includes $713 million relating to the acquisition of Argo. We continue to maintain a strong liquidity position across our segments. For further information, refer to “Liquidity and Capital Resources” section of the MD&A and our Consolidated Statements of Cash Flows.
Total investments increased by $9.5 billion compared to 2022, which includes $3.5 billion of assets assumed as part of the Argo acquisition, $2.1 billion of real estate and other assets contributed from Brookfield Corporation in exchange for Class C shares during the year, $1.1 billion of Brookfield Corporation shares tendered and retained through the share exchange offer closed in November 2023, as well as capital deployed from new business wins in the year. For the details of the share exchange offer, refer to Note 23, “Share Capital” in the financial statements.
Deferred policy acquisition costs (“DAC”) are capitalized costs directly related to writing new policyholder contracts and include the value of business acquired (“VOBA”) intangible assets. During the year, the balance increased by $883 million primarily driven by new business wins contributing $1.3 billion of DAC assets coupled with the Argo acquisition contributing $176 million of VOBA, offset by $632 million of amortization of DAC recorded during the year.
Reinsurance funds withheld increased by $1.4 billion over the year, primarily as a result of flow reinsurance premiums received in the current year, partially offset by a decrease in mark-to-market valuations of the embedded derivatives related to reinsurance funds withheld assets.
Reinsurance recoverables are estimated amounts due to the Company from reinsurers or cedants, related to paid and unpaid ceded benefits, claims and expenses and are presented net of reserves for collectability. The amount increased by $2.8 billion in the year primarily due to the acquisition of Argo.
Ceded unearned premiums represent a portion of unearned premiums ceded to reinsurers. The balance in the current year is primarily driven by the acquisition of Argo.
Intangible assets increased by $183 million at the end of the year, primarily due to the acquisition of Argo.
Other assets were $730 million at year end, increasing by $424 million from the prior year. The balance includes current tax asset, market risk benefit asset, prepaid pension assets, as well as other miscellaneous receivables, and includes $166 million as a result of the acquisition of Argo.
Separate account assets and liabilities both increased by $144 million year over year, mainly due to net realized gains of underlying assets of $170 million and policyholder deposits of $77 million, partially offset by $117 million of policyholder benefits and withdrawals.
Future policy benefits and policyholders’ account balances increased by $6.6 billion during the year mainly driven by new premiums and interest sensitive contract benefits as the business continues to expand across our segments.
Policy and contract claims increased by $5.5 billion during the year mainly due to the acquisition of Argo.
Corporate and subsidiary borrowings remained largely consistent year over year at $3.6 billion and $3.7 billion in aggregate as of December 31, 2023 and 2022, respectively. During the year, the Company repaid $500 million of its 364-day secured facility, which was largely offset by $369 million non-recourse subsidiary borrowings assumed from Argo.
Junior preferred shares, issued to Brookfield in the prior year, increased by $114 million due to accrued dividends during the year.

SEGMENT REVIEW
The Company’s operations are organized into three operating segments: Direct Insurance, Reinsurance, and PRT.
We measure operating performance primarily using DOE which measures our ability to acquire net insurance assets at a positive margin, and invest these assets at a return that is greater than the cost of policyholder liabilities.
Direct Insurance
The following table presents DOE of our Direct Insurance segment for the years ended December 31, 2023, 2022 and 2021:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2023	2022	2021
DOE	$576	$394	$—
Comparison of the years ended December 31, 2023, 2022 and 2021
Our Direct Insurance segment was formed following the acquisition of American National in May 2022 and further expanded with our acquisition of Argo, which closed in November 2023. DOE within our Direct Insurance business represents contribution from our direct origination annuity, life, and P&C businesses operated by American National as well as P&C business operated by Argo.
DOE from our life and annuity business increased by $244 million, compared to the prior year, due mainly to strong annuity sales by American National during the year, increasing our Direct Insurance investment portfolio, and increased investment income from our continued deployment into higher yielding investment strategies. The increase from our life and annuity business was partially offset by our P&C results which were impacted by a higher catastrophe loss experience during the year.
DOE related to our Direct Insurance business also includes financing costs associated with subsidiary borrowings and corporate overhead directly related to the segment.
Reinsurance
The following table presents DOE of our Reinsurance segment for the years ended December 31, 2023, 2022 and 2021:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2023	2022	2021
DOE	$155	$39	$13
Comparison of the years ended December 31, 2023, 2022 and 2021
DOE within our Reinsurance business increased to $155 million for the current year, compared to $39 million for the prior year. The increase is primarily driven by interest income and our continued deployment of capital during the year. Under our reinsurance treaty with AEL, we recorded total premiums of over $7.5 billion to date.
Increase in DOE from 2022 to 2021 is mainly attributable to the effect of these reinsurance transactions in force throughout the entire year of 2022, along with deployment of capital increasing our net investment yield.
Pension Risk Transfer
The following table presents DOE of our PRT segment for the years ended December 31, 2023, 2022 and 2021:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2023	2022	2021
DOE	$43	$21	$11
Comparison of the years ended December 31, 2023, 2022 and 2021
During the year, the Company closed 33 PRT deals in the Canadian market (2022 – 27 deals; 2021 – 26 deals) and 36 PRT deals in the US market (2022 – 1; 2021 – nil), representing in aggregate $1.5 billion of premiums (2022 – $1.6 billion; 2021 – $1.1 billion). The increase in DOE from the prior year was primarily a result of higher investment income due to capital deployed into higher yielding investments, as well as new business wins during the year.

Lines of Business
Direct Insurance
Our Direct Insurance business is operated primarily through American National and Argo. American National offers life insurance, annuities, credit insurance, pension products and P&C insurance for personal lines, agribusiness and certain commercial exposures, whereas Argo offers P&C coverages. Our primary insurance products and coverages are as follows:
Life Insurance
Whole Life – Whole life products provide a guaranteed benefit upon the death of the insured in return for the periodic payment of a fixed premium over a predetermined period. Premium payments may be required for the entire life of the contract, to a specified age or a fixed number of years, and may be level or change in accordance with a predetermined schedule. Whole life insurance includes some policies that provide a participation feature in the form of dividends. Policyholders may receive dividends in cash or apply them to increase death benefits or cash values available upon surrender, or reduce the premiums required to maintain the contract in-force.
Universal Life – Universal life insurance products provide coverage through a contract that gives the policyholder flexibility in premium payments and coverage amounts. Universal life products may allow the policyholder, within certain limits, to increase or decrease the amount of death benefit coverage over the term of the contract and to adjust the frequency and amount of premium payments. Universal life products are interest rate sensitive, and we determine the interest crediting rates during the contract period, subject to policy specific minimums. An equity-indexed universal life product is credited with interest using a return that is based, in part, on changes in an index, such as the Standard & Poor’s 500 Index (“S&P 500”), subject to a specified minimum.
Variable Universal Life – Variable universal life products provide insurance coverage on a similar basis as universal life, except that the policyholder bears the investment risk because the value of the policyholder’s account balance varies with the investment experience of the securities selected by the policyholder held in the separate account.
Credit Life Insurance – Credit life insurance products are sold in connection with a loan or other credit account. Credit life insurance products are designed to pay the lender the borrower’s remaining debt on a loan or credit account if the borrower dies during the coverage period.
Annuities
Deferred Annuities – A deferred annuity is an asset accumulation product. Deposits are received as a single premium deferred annuity or in a series of payments for a flexible premium deferred annuity. Deposits are credited with interest at our determined rates subject to policy minimums. For certain limited periods of time, usually from one to ten years, interest rates are guaranteed not to change. Deferred annuities usually have surrender charges that begin at issue and reduce over time and may have market value adjustments that can increase or decrease any surrender value. An equity-indexed deferred annuity is credited with interest using a return that is based, in part, on changes in an index, such as the S&P 500, subject to a specified minimum.
Single Premium Immediate Annuities – A single premium immediate annuity (“SPIA”) is purchased with one premium payment, providing periodic (usually monthly or annual) payments to the annuitant for a specified period, such as for the remainder of the annuitant’s life. Return of the original deposit may or may not be guaranteed, depending on the terms of the annuity contract.
Variable Annuities – With a variable annuity, the policyholder bears the investment risk because the value of the policyholder’s account balance varies with the investment experience of the separate account investment options selected by the policyholder. Our variable annuity products have no guaranteed minimum withdrawal benefits. This product accounts for less than 1% of our annuity business.
Property and Casualty
Liability – Liability lines include a broad range of primary and excess casualty products, such as specialty casualty, construction defect, general liability, commercial multi-peril, workers compensation, product liability, environmental liability and auto liability. Liability lines are generally considered long-tailed as it takes a relatively long period of time to finalize and resolve all claims from a given accident year. Some products have long claims reporting lags and/or longer time lags for payment of claims.
Professional – Professional lines provide both admitted and non-admitted policies for professional liability such as management liability (including directors and officers), transaction liability and errors and omissions liability. Professional lines are generally considered long-tailed as it takes a relatively long period of time to finalize and resolve all claims from a given year.

Property – Property lines offer policies protecting various types of personal and commercial properties from man-made and natural disasters, including property insurance for homeowners and renters, inland marine and auto physical damages. Property lines are considered short-tailed as claims are generally known quickly and resolved in a short period of time.
Specialty – Specialty lines include niche insurance coverages such as surety, animal mortality and ocean marine. Specialty lines are considered generally short-tailed as claims are typically known relatively quickly, although it may take a longer period of time to finalize and resolve all claims from a given year.
Reinsurance
Within our Reinsurance business, we are focused primarily on the reinsurance of annuity-based products and primarily seek to transact with direct insurers and other reinsurers.
Annuities are insurance contracts that provide a defined income stream, typically for retirement planning. Policyholders deposit money with an insurance company in return for a fixed stream of cash flows either immediately or in the future. Reinsurance is an arrangement whereby an insurance company, the reinsurer, agrees to indemnify another insurance company, referred to as the ceding company or cedant, for all or a portion of the insurance risks that are underwritten by the ceding company. Reinsurance serves multiple purposes, including to (i) transfer insurance risk off of a ceding company’s balance sheet, enabling it to more efficiently manage balance sheet capacity to increase the volume of business it can underwrite; (ii) stabilize a ceding company’s operating results; (iii) assist the cedant in achieving applicable regulatory requirements; and (iv) optimize the overall financial strength and capital structure of the cedant.
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
Fixed Annuities – A fixed annuity (“FA”) is a type of insurance contract that provides a fixed rate of investment return (often referred to as a crediting rate) for a specified period of time. Fixed rate reset annuities have a crediting rate that is typically guaranteed for a period of one year, after which insurers are able to change the crediting rate at their discretion, generally to any rate at or above a previously guaranteed minimum rate. Insurers earn income on FA contracts by generating a net investment spread, which is based on the difference between income earned on the investments supporting the liabilities and the crediting rate owed to customers.
Fixed Index Annuities – A fixed index annuity (“FIA”) is an insurance contract in which the policyholder makes one or more premium deposits that earn interest at a crediting rate based on a specified market index. Policyholders are entitled to recurring or lump sum payments for a specified period of time. FIAs provide policyholders with the ability to earn interest without significant downside risk to their principal balance. A market index tracks the performance of a specific group of stocks or other assets representing a particular segment of the market, or in some cases, an entire market. A policyholder’s crediting rate in relation to a market index is based on the change in the relevant market index, subject to a pre-defined cap (a maximum rate that may be credited), spread (a credited rate determined by reducing a specific rate from the index return) and/or a participation rate (a credited rate equal to a percentage of the index return). Insurers earn income on FIA contracts based on a net investment spread, which is the difference between income generated on investments supporting the liabilities and the interest that is credited to policyholders.
Payout Annuities – A payout annuity is an income-generating insurance product. In exchange for a lump-sum premium, the policyholder receives a series of guaranteed income payments for one lifetime, two lifetimes, or a specified period of time. Insurers earn income on payout annuity contracts based on a net investment spread, which is the difference between income generated on investments supporting the liabilities and the interest that is credited to policyholders.
We operate our Reinsurance business through licensed operating companies, NER Ltd. and NER SPC. As of the date of this MD&A, our subsidiaries have reinsurance and retrocession agreements with two third parties to reinsure blocks of U.S. fixed annuities and fixed indexed annuities.
Pension Risk Transfer
PRT is the transfer by a corporate sponsor of the risks, or some of the risks, associated with the sponsorship and administration of a pension plan, in particular, investment risk and longevity risk. Longevity risk represents the risk of an increase in life expectancy of plan beneficiaries. These risks can be transferred either to an insurer like us through a group annuity transaction, or to an individual through a lump-sum settlement payment. PRT using insurance typically involves a single premium group annuity contract that is issued to a pension plan by an insurer, permitting the corporate pension plan sponsor to discharge certain pension plan liabilities from its balance sheet.

A PRT insurance transaction may be structured as either a buy-out annuity or a buy-in annuity. Under a buy-out annuity, a direct insurer enters into a group annuity contract with the plan sponsor and assumes the liability to fund, administer and pay benefits covered under the contract directly to the individual pension plan members covered under the contract. Under a buy-in annuity, the insurer enters into a group annuity contract with the plan sponsor and is liable to fund and pay the benefits covered under the contract to the pension plan fund, with the plan sponsor retaining the liability to administer and pay pension benefits to plan members. In both cases, the insurer assumes the investment and longevity risks. In the U.S., a PRT insurance transaction may further be structured as either a general account annuity or a separate account annuity. A separate account annuity offers an added layer of protection and security to the annuitants as the assets supporting the pension liabilities are held in a separate account, insulated from an insurer’s general account. Under GAAP, buy-out and buy-in annuities are accounted for without distinguishing one another, and separate account annuities are treated as general account products.
We seek to earn income on PRT group annuities by generating a net investment spread, which is based on the difference between income earned on the investments supporting the annuity contract and the cost of the pension liabilities assumed.
Today, our PRT business is primarily operated in the U.S. and Canada. Our Canadian PRT business is operated through BAC, a Canadian domiciled, licensed and regulated direct life insurance company that provides PRT solutions to organizations across Canada. Through American National, we also operate a U.S. PRT business, which became licensed during 2022 and successfully completed its first PRT transaction in December 2022.
Liquidity and Capital Resources
CAPITAL RESOURCES
We strive to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances within our operating subsidiaries and maintain payments to policyholders, as well as maintain distributions to our shareholders. Our principal sources of liquidity are cash flows from our operations, access to the Company’s third-party credit facilities, and our credit facility and equity commitment with Brookfield. We proactively manage our liquidity position to meet liquidity needs and continue to develop relationships with lenders who provide borrowing capacity at competitive rates, while looking to minimize adverse impacts on investment returns. We look to structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, if needed. Our corporate liquidity for the periods noted below consisted of the following:

AS OF DEC. 31 US$ MILLIONS	2023	2022
Cash and cash equivalents	$78	$784
Liquid financial assets	212	241
Undrawn credit facilities	720	544
Total Corporate Liquidity[1]	$1,010	$1,569
1.See “Performance Measures used by Management”.
As of the date of this MD&A, our liquidity is sufficient to meet our present requirements for the foreseeable future. In June 2021, Brookfield provided to the Company an equity commitment in the amount of $2.0 billion to fund future growth, which the Company may draw on from time to time. The equity commitment may be called by the Company in exchange for the issuance of Class C shares or junior preferred shares. As of December 31, 2023 there was $2.0 billion of undrawn equity commitment available. In addition, in connection with the Spin-off, we entered into a credit agreement with Brookfield as the lender, providing a revolving $400 million credit facility. In addition, we have $750 million revolving credit facilities with external banks. We use the liquidity provided by our credit facilities for working capital purposes, and we may use the proceeds from the capital commitment to fund growth capital investments and acquisitions. The determination of which of these sources of funding the Company will access in any particular situation is a matter of optimizing needs and opportunities at that time. As of the date of this MD&A, there were no amounts drawn on the Brookfield facility.
Today, we have significant liquidity within our insurance portfolios, giving us flexibility to secure attractive investment opportunities. In addition to a portfolio of highly liquid financial assets, our operating companies have additional access to liquidity from sources such as the Federal Home Loan Bank (“FHLB”) within our Direct Insurance segment. As of December 31, 2023, the Company had no drawings and a total of $646 million undrawn commitment available related to this program.

Liquidity within our operating subsidiaries may be restricted from time to time due to regulatory constraints. As of December 31, 2023, the Company’s total liquidity was $27.0 billion, which included $78 million of unrestricted cash and cash equivalents and $212 million of unrestricted liquid financial assets held by non-regulated corporate entities.

AS OF DEC. 31 US$ MILLIONS	2023	2022
Cash and cash equivalents	$4,308	$2,145
Liquid financial assets	21,927	17,769
Undrawn credit facilities	720	544
Total Liquidity[1]	$26,955	$20,458
1.See “Performance Measures used by Management”.
Comparison of the years ended December 31, 2023, 2022 and 2021
The following table presents a summary of our cash flows and ending cash balances for the years ended December 31, 2023, 2022 and 2021:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2023	2022	2021
Operating activities	$1,507	$644	$1,688
Investing activities	(1,809)	(4,878)	(3,971)
Financing activities	2,465	5,994	2,640
Cash and cash equivalents:
Cash and cash equivalents, beginning of the year	2,145	393	35
Net change during the year	2,163	1,760	357
Foreign exchange on cash balances held in foreign currencies	—	(8)	1
Cash and cash equivalents, end of the year	$4,308	$2,145	$393
Operating Activities
2023 vs. 2022
For the year ended December 31, 2023, we generated $1.5 billion of cash from operating activities compared to $644 million during 2022, primarily due to growth in the business benefitting from the full year contribution by American National, as opposed to their partial year in 2022, as well as an increase in PRT deals written.
2022 vs. 2021
For the year ended December 31, 2022, we generated $644 million of cash from operating activities compared to $1.7 billion during 2021. The decrease was primarily attributable to the absence of the large block coinsurance treaty closed in 2021, which contributed $1.6 billion of net cash received on close of the transaction, partially offset by deferred acquisition costs on the reinsurance treaty.
Investing Activities
2023 vs. 2022
During 2023, we rotated our investment portfolio into higher yielding investment strategies as well as deployed funds into the acquisition of Argo. This resulted in net deployment of $1.8 billion of cash from investing activities, compared to net deployment of $4.9 billion in the prior year, including $4.1 billion relating to the acquisition of American National.
2022 vs. 2021
For the year ended December 31, 2022, we deployed $24 billion into new investments, including $4.1 billion relating to the acquisition of a 100% interest in American National, net of cash acquired, as well as $14 billion of redeployment into new investments within our insurance operating subsidiaries investment portfolios, which was primarily funded by the sales and maturities of liquid securities as we redeploy into higher yielding strategies. This resulted in net deployment of $4.9 billion of cash from investing activities in 2022, compared to $4.0 billion during the same period in 2021.

Financing Activities
2023 vs. 2022
For the year ended December 31, 2023, we received $2.5 billion of cash from financing activities, compared to $6.0 billion received in 2022. The proceeds in the current year period were mainly as a result of $2.6 billion net payments received on policyholders’ account deposits, partially offset by the net repayment of $487 million on our borrowings.
2022 vs. 2021
For the year ended December 31, 2022, we generated $6.0 billion of cash from financing activities, compared to $2.6 billion generated in 2021. The cash generated in 2022 primarily relates to the issuance of shares ($3.0 billion) and acquisition financing ($1.5 billion) in connection with the purchase of American National, as well as $2.2 billion in additional borrowings to fund temporary corporate investments and $511 million of net payments received on policyholders' account deposits.
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
As of December 31, 2023, our total equity was $6.2 billion and our Adjusted Equity was $9.0 billion. Adjusted Equity represents the total economic equity of our Company through its Class A, A-1, B and C shares and the Junior Preferred Shares issued by our Company, excluding accumulated other comprehensive income. Refer to discussion on Non-GAAP Measures.
Included in equity and Adjusted Equity was approximately $226 million invested in Canadian dollars. As of December 31, 2023, we had a notional $2.9 billion (December 31, 2022 – $2.8 billion) of foreign exchange forward contracts in place to hedge against foreign currency risk.
For additional information, see Note 9, “Derivative Instruments” of the financial statements.
Future Capital Obligations and Requirements
As of December 31, 2023, subsidiaries of the Company had outstanding investment commitments of $5.4 billion (2022 – $5.4 billion). The funded commitments are primarily recognized as mortgage loans, private loans, investment funds, real estate and other invested assets. For additional information, see Note 28, “Financial Commitments and Contingencies” of the financial statements.
The following is the maturity by year on corporate and subsidiary borrowings:

	Payments due by year
AS OF DEC. 31, 2023 US$ MILLIONS	Total	Less than 1 year	1 - 2 years	2 -3 years	3 - 4 years	4 - 5 years	More than 5 years
Corporate borrowings	$1,706	1,276	—	—	—	430	—
Subsidiary borrowings	$1,863	—	—	—	1,000	—	863

	Payments due by year
AS OF DEC. 31, 2022 US$ MILLIONS	Total	Less than 1 year	1 - 2 years	2 -3 years	3 - 4 years	4 - 5 years	More than 5 years
Corporate borrowings	$2,160	1,810	—	—	—	350	—
Subsidiary borrowings	$1,492	—	—	—	—	1,000	492
For additional information, see Note 21, “Corporate and Subsidiary Borrowings” of the financial statements.

Capital Management
Capital management is the on-going process of determining and maintaining the quantity and quality of capital appropriate to take advantage of the Company’s growth opportunities, to support the risks associated with the business and to optimize shareholder returns while fully complying with the regulatory capital requirements.
The Company and its subsidiaries take an integrated approach to risk management that involves the Company’s risk appetite and capital requirements. The enterprise risk management framework includes a capital management policy that describes the key processes related to capital management, which is reviewed at least annually and approved by the Board of Directors. The operating capital levels are determined by the Company’s risk appetite and Own Risk and Solvency Assessment (“ORSA”). Furthermore, additional stress techniques are used to evaluate the Company’s capital adequacy under sustained adverse scenarios.
NER SPC, American National and Argo are required to follow Risk Based Capital (“RBC”) requirements based on guidelines of the National Association of Insurance Commissioners (“NAIC”). RBC is a method of measuring the level of capital appropriate for an insurance company to support its overall business operations, in light of its size and risk profile. It provides a means of assessing capital adequacy, where the degree of risk taken by the insurer is the primary determinant.
NER Ltd. is required to maintain minimum statutory capital and surplus equal to the greater of a minimum solvency margin and the enhanced capital requirement as determined by the Bermuda Monetary Authority (“BMA”). The Enhanced Capital Requirement (“ECR”) is calculated based on the Bermuda Solvency Capital Requirement model, a risk-based model that takes into account the risk characteristics of different aspects of a company’s business.
BAC is subject to Life Insurance Capital Adequacy Test (“LICAT”) as determined by Office of the Superintendent of Financial Institutions (“OSFI”). The LICAT ratio compares the regulatory capital resources of an insurance company to its Base Solvency Buffer or required capital.
The Company has determined that it is in compliance with all capital requirements as of December 31, 2023 and 2022.
Brookfield Operating Results
An investment in the Class A and Class A-1 exchangeable shares of the Company is intended to be, as nearly as practicable, functionally and economically, equivalent to an investment in Brookfield. A summary of Brookfield’s operating results for the years ended December 31, 2023, 2022 and 2021 is provided below:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2023	2022	2021
Revenues	$95,924	$92,769	$75,731
Net income	5,105	5,195	12,388
Each exchangeable share has been structured with the intention of providing an economic return equivalent to one Brookfield Class A Share. We therefore expect that the market price of the exchangeable shares should be impacted by the market price of Brookfield Class A Shares and the business performance of Brookfield as a whole. In addition to carefully considering the disclosure made in this MD&A, you should carefully consider the disclosure made by Brookfield in its continuous disclosure filings. Copies of the Brookfield’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR+ at www.sedar.com.
Industry Trends and Factors Affecting Our Performance
As a financial services business providing capital based solutions to the insurance industry, we are affected by numerous factors, including global economic and financial market conditions. Price fluctuations within equity, credit, commodity and foreign exchange markets, as well as interest rates, which may be volatile and mixed across geographies, can significantly impact the performance of our business. We also monitor factors such as consumer spending, business investment, the volatility of capital markets, interest rates, unemployment and the risk of inflation or deflation, which affect the business and economic environment and, in turn, impact the demand for the type of financial and insurance products offered by our business. We believe the following current trends present significant opportunities for us to grow our business:
•Financial market volatility and dislocations across asset classes favor insurers with diverse investment portfolios and access to alternative credit. Insurers primarily invest in public market fixed income products and are exposed to public market valuations. Insurers with an ability to diversify investment portfolios to include alternative and private credit assets provide more favorable investment performance.

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
Foreign Exchange Rate Risk
The Company’s obligations under its insurance contracts are denominated in U.S. and Canadian dollars, but a portion of the assets supporting these liabilities are denominated in non-U.S. and non-Canadian dollars. We manage foreign exchange risk primarily using foreign exchange forwards. Our investment policy sets out the foreign currency exposure limits and types of derivatives permitted for hedging purposes.
Our net assets are subject to financial statement translation into U.S. dollars. All of our financial statement translation-related impact from changes in foreign currency rates is recorded in other comprehensive income. Gains and losses from foreign currency transactions of the Company’s invested assets are reported in “Investment related gains (losses)” or “Net investment results from funds withheld” in the statements of operations. Gains and losses from foreign currency transactions of the Company’s insurance liabilities are reported in “Policyholder benefits and claims incurred” in the statements of operations.
Interest Rate Risk
Substantial and sustained increases or decreases in interest rates may cause certain market dislocations that could negatively impact our financial performance.
We manage interest rate risk through our asset liability management, which we refer to as ALM, the framework whereby the effective and key rate durations of the investment portfolio are closely matched to those of the insurance reserves. Within the context of the ALM framework, we use derivatives including interest rate swaps and futures to reduce market risk. For the annuity business, where the timing and amount of the benefit payment obligations can be readily determined, the matching of asset and liability cash flows is effectively controlled through this comprehensive duration management process.
Other Price Risk
Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads.
The Company’s exposure to the equity markets is managed by sector and individual security and is intended to track the S&P 500 with minor variations. The Company mitigates the equity risk by diversification of the investment portfolio.
The Company also has equity risk associated with the equity-indexed life and annuity products the Company issues and assumes. The Company has entered into derivative transactions, primarily over-the-counter equity call options, to hedge the exposure to equity-index changes.
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
Insurance Risk
The Company makes assumptions and estimates when assessing insurance and reinsurance risks, and significant deviations, particularly with regards to longevity and policyholder behavior, could adversely affect our business, financial condition, results of operations, liquidity and cash flows. All transaction terms are likely to be determined by qualitative and quantitative factors, including our estimates. If we reinsure a block of business, there can be no assurance that the transaction will achieve the results expected at the time of the block’s acquisition. These transactions expose us to the risk that actual results materially differ from those estimates.
We manage insurance risk through choosing whether to purchase reinsurance for certain amounts of risk underwritten in our Direct Insurance and PRT segments, and we may also look to further reinsure certain amounts of risk we assume under our reinsurance agreements in our Reinsurance segment.
Legal Risk
In the future, we may be parties in actions that routinely arise out of the normal course of business, including legal actions seeking to establish liability directly through insurance contracts or indirectly through reinsurance contracts issued by our subsidiaries. Plaintiffs occasionally seek punitive or exemplary damages. We do not believe that such normal and routine litigation will have a material effect on our financial condition or results of operations. We are also involved from time to time in other kinds of legal actions, some of which assert or may assert claims or seek to impose fines and penalties. We believe that any liability that may arise as a result of other pending legal actions will not have a material effect on our financial statements.
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
Critical judgments made by management and used in preparing the financial statements, are summarized below:

Credit loss allowances and impairments
Available-for-sale fixed maturity securities
For available-for-sale fixed maturity securities in an unrealized loss position, if the Company does not intend to sell the security or will not be required to sell the securities before recovery of its amortized cost basis, the Company evaluates whether the decline in fair value has resulted from credit loss or market factors.
In making this assessment, management first calculates the extent to which fair value is less than amortized cost, consider any changes to the rating of the security by a rating agency, and any specific conditions related to the security. If this qualitative assessment indicates that a credit loss may exist, the present value of projected future cash flows expected to be collected is compared to the amortized cost basis of the security. The net present value of the expected cash flows is calculated by discounting management’s best estimate of expected cash flows at the effective interest rate implicit in the available-for-sale fixed maturity security when acquired.
If the present value of expected cash flows is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded through income in “Investment related gains (losses)” limited to the amount fair value is less than amortized cost. If the fair value is less than the net present value of its expected cash flows at the impairment measurement date, a non-credit loss exists which is recorded in other comprehensive income (loss) for the difference between the fair value and the net present value of the expected cash flows.
Expected credit losses
The Company records an allowance for credit loss in earnings within “Investment related gains (losses)” in an amount that represents the portion of the amortized cost basis of mortgage and private loans that the Company does not expect to collect, resulting in the loans being presented at the net amount expected to be collected. In determining the Company’s credit loss allowances, management applies significant judgment to estimate expected lifetime credit loss, including: (i) pooling loans that share similar risk characteristics, (ii) considering expected lifetime credit loss over the contractual term of its loans adjusted for expected prepayments and any extensions, and (iii) considering past events and current and forecasted economic conditions. The allowance is calculated quarterly for each loan type based on its unique inputs. The Company uses the discounted cash flow model to assess expected credit loss.
Mortgage loans – On an ongoing basis, mortgage loans with dissimilar risk characteristics (i.e., loans with significant declines in credit quality) and collateral dependent mortgage loans (i.e., when the borrower is experiencing financial difficulty, including when foreclosure is probable) may be evaluated individually for credit loss. The allowance for credit losses for loans evaluated individually is established using the same methodologies for the overall portfolio except for collateral dependent loans.
The allowance for a collateral dependent loan, which is typically a mortgage loan, is established as the excess of amortized cost over the estimated fair value of the loan’s underlying collateral, less selling cost when foreclosure is reasonably possible or probable. Accordingly, the change in the estimated fair value of collateral dependent loans is recorded as a change in the allowance for credit losses which is recorded on a quarterly basis as a charge or credit to earnings.
The Company’s mortgage loans are primarily originated and are not purchased in the secondary market; as such, the mortgage loans would not generally be subject to purchased credit deteriorated considerations.
Private loans – For private loans, credit loss allowances are estimates of expected credit losses, established for loans upon origination or purchase, considering all relevant information available, including past events, current conditions, and reasonable and supportable forecasts over the life of the loans. The estimates of expected credit losses are developed using a quantitative probability of default and loss given default methodology, in which default assumptions reflect applicable agency credit ratings or, when such external credit ratings are not available, internally developed ratings. Loans are evaluated on a pooled basis when they share similar risk characteristics; otherwise, they are evaluated individually.
Reinsurance recoverables – In the event that reinsurers do not meet their obligations to the Company under the terms of the reinsurance agreements, or when events or changes in circumstances indicate that its carrying amount may not be recoverable, reinsurance recoverable balances could become uncollectible. In such instances, reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance, consistent with credit loss guidance which requires recording an allowance for credit loss.
Premiums receivable – Premiums receivable are included in “Other assets” in the statements of financial position and are stated net of allowances for uncollectible premiums, including expected lifetime credit losses, both dispute and credit related. The allowance is based upon our ongoing review of amounts outstanding, historical loss data, including delinquencies and write-offs, current and forecasted economic conditions and other relevant factors. Credit risk is partially mitigated by our ability to cancel the policy if the policyholder does not pay the premium.
Reinsurance funds withheld are receivable for amounts contractually withheld by ceding companies in accordance with reinsurance agreements in which the subsidiaries of the Company act as reinsurers. The receivable represents assets that are held in custodial accounts that are legally segregated from the third-party ceding companies’ general accounts and are managed by our subsidiaries. The assets are typically cash and cash equivalents and fixed income asset types. In the event of ceding companies’ insolvency, the subsidiaries would need to assert a claim on the assets supporting the reserve liabilities. However, the subsidiaries have the ability to offset amounts owed to the ceding companies. Interest generally accrues on these assets based upon the investment earnings on the underlying investments. The subsidiaries are subject to the investment performance and have all economic rights and obligations on the funds withheld assets, in a fashion similar to the invested assets held directly by the subsidiaries. The underlying agreements contain embedded derivatives. Derivatives embedded in reinsurance contracts which are not closely related to the host contract are separated and measured at fair value in the statements of financial position and presented within “Reinsurance funds withheld”. Changes in the fair value are included in the “Net investment results from funds withheld” in the statements of operations, as discussed in Derivative Instruments (Note 9).
Deferred policy acquisition costs (“DAC”) are capitalized costs related directly to the successful acquisition of new or renewal insurance contracts. Significant costs are incurred to successfully acquire insurance, reinsurance, and annuity contracts, including commissions and certain underwriting, policy issuance, and processing expenses.
Insurance contracts are grouped into cohorts by contract type and issue year consistent with estimating the associated liability for future policy benefits. DAC is amortized on constant level basis for the grouped contracts over the expected term of the related contracts to approximate straight-line amortization. DAC will be amortized over the bases on a straight-line basis, all of which provide a constant level representation of contract term.

Product(s)	Amortization base
Traditional life products	Nominal face amount
Life contingent payout annuities	Annualized benefit amount in force
Health products	Original annual premium
Fixed deferred annuities, fixed index annuities, variable annuities	Policy count
Universal life products	Initial face amount
Property and Casualty	Earned premium
The Company reviews and updates actuarial experience assumptions (such as mortality, surrenders, lapse and premium persistency) serving as inputs to the models that establish the expected life for DAC and other actuarial balances during the third quarter of each year, or more frequently if evidence suggests assumptions should be revised. The Company makes model refinements as necessary, and any changes resulting from these assumption updates are applied prospectively.
Amortization of DAC is included in the “Net change in deferred policy acquisition costs” on the statement of operations.
For short-duration contracts, DAC is grouped consistent with the manner in which insurance contracts are acquired, serviced, and measured for profitability and is reviewed for recoverability based on the profitability of the underlying insurance contracts. Investment income is anticipated in assessing the recoverability of DAC for short-duration contracts.
Prior to the adoption of LDTI, DAC was amortized with interest over gross profits or premiums with retrospective and prospective unlocking through the statements of operations. Actual and projected deferrals were included in the ratio of the value of deferrable expenses to the value of estimated gross profits. Additionally, DAC was subject to loss recognition testing with changes recognized in the statements of operations, while shadow DAC adjustments for unrealized gains and losses were recognized in the statements of comprehensive income.
Value of business acquired (“VOBA”) is an intangible asset or liability resulting from a business combination that represents the difference between the policyholder liabilities measured in accordance with the acquiring company’s accounting policies and the estimated fair value of the same acquired policyholder liabilities in-force at the acquisition date. VOBA can be either positive or negative. Positive VOBA is recorded as a component of DAC in the statements of financial position. Negative VOBA occurs when the estimated fair value of in-force contracts in a life insurance company acquisition is less than the amount recorded as insurance contract liabilities, and is recorded in the “Future policy benefits” in the statements of financial position.
Future policy benefits (“FPB”) is calculated as the present value of expected future policy benefits to be paid or on behalf of policyholders and certain related expenses, reduced by the present value of expected net premiums to be collected from policyholders. Principal assumptions used in the establishment of the FPB mortality, lapse, incidence, terminations, claim-related expenses and other contingent events are appropriate to the respective product type. The Company groups contracts into annual cohorts based on product type and contract inception date for the purposes of calculating the liability for future policy benefits.

The Company updates its estimate of cash flows over the entire life of a group of contracts using actual historical experience and current future cash flow assumptions. The Company reviews and updates cash flow assumptions at least annually, and at the same time every year by cohort or product. The Company also reviews more frequently and updates its cash flow assumptions during an interim period if evidence suggests cash flow assumptions should be revised. Assumption revisions will be reflected in the net premium ratio and FPB calculation in the quarter in which assumptions are revised. The change in the liability due to actual experience is recognized in “Policyholder benefits and claims incurred” in the statements of operations.
The change in FPB that is recognized in “Policyholder benefits and claims incurred” in the statement of operations is calculated using a locked-in discount rate. The Company measures the FPB at each reporting period using both the locked-in discount rate and the current discount rate curves. For contracts issued subsequent to the transition date of LDTI, the upper-medium grade discount rate used for interest accretion is locked in for the cohort and represents the original discount rate at the issue date of the underlying contracts. The FPB for all cohorts is remeasured to a current upper-medium grade discount rate at each reporting date through other comprehensive income. The Company generally interprets the original discount rate to be a rate comparable to that of a U.S. corporate single A rate that reflects the duration characteristics of the liability. The upper-medium grade discount rate is determined using observable market data, including published upper-medium grade discount curves. In situations where market data for an upper-medium grade discount curve is not available (e.g., in certain foreign jurisdictions), spreads are applied to adjust the available observable market data to an upper-medium grade discount curve. For certain long-tailed life insurance liabilities with expected future cash flows longer than the last observable tenor (30 years), the discount rate for future cash flows beyond 30 years will be held constant at the ultimate (30 years) observable forward rate.
Prior to the transition date of LDTI, a cohort level locked-in discount rate was developed to reflect the interest accretion rates that were locked in at the inception of the underlying contracts.
Should the present value of actual and future expected benefits less transition FPB balance exceed the present value of actual and future expected gross premiums, the net premium ratio will be capped at 100% and a gross premium FPB will be held. The immediate charge will be the amount by which the uncapped net premium ratio exceeds 100% times the present value of future expected gross premium. This assessment will be performed at the cohort level.
The Company periodically reviews its estimates of actuarial liabilities for future policy benefits and compares them with its actual experience. Differences between actual experience and the assumptions used in pricing these policies, guarantees and riders and in the establishment of the related liabilities result in variances in profit and could result in losses. The effects of changes in such estimated liabilities are included in the statements of operations in the period in which the changes occur.
Prior to the transition date of LDTI, net premium liability was recognized with locked-in assumptions at issue with no retrospective unlocking. The assumptions included adverse deviation and incorporated discounts at the Company’s expected earned rate less adverse deviation, with losses being recognized at an aggregate block level.
Deferred Profit Liability (“DPL”)
For limited-payment products, gross premiums received in excess of net premiums are deferred at initial recognition as a DPL. Gross premiums are measured using assumptions consistent with those used in the measurement of the liability for future policy benefits, including discount rate, mortality, lapses and expenses.
The DPL is amortized and recognized as “Policyholder benefits and claims incurred” in the statements of operations in proportion to expected future benefit payments from annuity contracts. Interest is accreted on the balance of the DPL using the discount rate determined at contract issuance. The Company reviews and updates its estimate of cash flows from the DPL at the same time as the estimates of cash flows for the liability for future policy benefits. When cash flows are updated, the updated estimates are used to recalculate the DPL at contract issuance. The recalculated DPL as of the beginning of the current reporting period is compared to the carrying amount of the DPL as of the beginning of the current reporting period, and any difference is recognized as “Policyholder benefits and claims incurred” in the statements of operations.
DPL is recorded in future policy benefits and included as a reconciling item within the disaggregated rollforwards.
Prior to the adoption of LDTI, the Company evaluates the actual claims experience and expenses related to insurance contracts. These evaluations are compared to the initial estimates, and adjustments are made to the DPL to ensure it appropriately reflects the Company’s obligations and the profitability of the contracts.
Policyholders’ account balances (“PAB”) represent the contract value that has accrued to the benefit of the policyholders related to universal-life and investments-type contracts. For fixed products, these are generally equal to the accumulated deposits plus interest credited, reduced by withdrawals, payouts and accumulated policyholder assessments. Indexed product account balances are equal to the sum of host and embedded derivative reserves computed. Changes in the fair value of the embedded derivative are included in the “Interest sensitive contract benefits” in the statements of operations, as discussed in Derivative Instruments (Note 9).
Liabilities for unpaid claims and claim adjustment expenses (“CAE”) are established to provide for the estimated costs of paying claims. These reserves include estimates for both case reserves and incurred but not reported claims (“IBNR”) liabilities. Case reserves include the liability for reported but unpaid claims. IBNR liabilities include a provision for potential development on case reserves, losses on claims currently closed which may reopen in the future, as well as IBNR claims. These liabilities also include an estimate of the expense associated with settling claims, including legal and other fees, and the general expenses of administering the claims adjustment process. Liabilities for unpaid claims and claim adjustment expenses for health and property and casualty insurance are included in “Policy and contract claims” in the statements of financial position.
Deposit liability: Reinsurance agreements that do not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk are accounted for as deposits. At initial recognition, the funds withheld or deposit liability is measured based on consideration paid or received, less any explicitly identified premiums or fees to be retained by the insurer or reinsurer. Any commission paid is recorded as a contra-liability offsetting the deposit liability and amortized to expense over the life of the agreements. The amount of the funds withheld or liability and any balances receivable from or payable to the cedant will be adjusted at subsequent reporting dates with the effective yield on the deposit to reflect actual payments to date and expected future payments with a corresponding credit or charge to interest sensitive contract benefits.
Market risk benefits (“MRB”), which are contracts or contract features that provide protection to the policyholder from other-than-nominal capital market risk and expose the Company to other-than-nominal capital market risk, are measured at fair value, at the individual contract level. The periodic change in fair value is recognized in earnings with the exception of the periodic change in fair value related to the instrument-specific credit risk, which is recognized in other comprehensive income. The Company classifies the Lifetime Income Rider (“LIR”) as an MRB. The LIR is a rider offering guaranteed minimum withdrawal benefits type benefits available on certain fixed indexed annuity products.
Total attributed fees will include explicit rider fees and will not be negative or exceed total contract fees and assessments collectible from the contract holder. There are only rider charges and surrender charges. Surrender charges will not be included in the fair value measurement, as surrender charges do not fund any future benefits. Cash flows are projected using risk-neutral scenarios generated by the Company.
The actuarial assumptions used in the MRB calculation are the Company’s best estimate assumptions. Assumptions are adjusted to reflect fair value by applying a margin for non-hedgeable risk and an adjustment for own credit spread through the discount rate. The risk-free discount rate is the scenario specific US treasury rate.
Market risk benefits with positive values are recorded as “Other assets” and negative fair values are reported as “Market risk benefit” liabilities in the statements of financial position.
Prior to the adoption of LDTI, valuation methodologies varied depending on the type of guarantee with all the measurement impacts through the statements of operations.
Reinsurance assumed: NER Ltd. closed a retrocession agreement on September 3, 2021 with a third-party insurance company to reinsure multi-year guarantee fixed annuities.
NER Ltd. assumes insurance contracts under modified coinsurance arrangements (“Modco arrangements”). NER Ltd. generally has the right of offset on reinsurance contracts but has elected to present reinsurance settlement amounts due to and from the cedant on a gross basis.
Assets and liabilities assumed under Modco arrangements are presented gross on the statements of financial position. Since this treaty does not transfer significant insurance risk, it is recorded on a deposit method of accounting.
NER SPC closed a retrocession agreement on October 8, 2021, with an insurance company to reinsure fixed indexed annuities.
NER SPC assumes insurance contracts under Modco arrangements and Coinsurance. Changes in the interest sensitive contract liabilities, excluding deposits and withdrawals, are recorded in “Interest sensitive contract benefits” in the statements of operations. Expenses outside of account value, such as commissions and federal excise taxes, are included in “Other reinsurance expenses” in the statements of operations.
Participating insurance policies: for the majority of participating business, profits earned are reserved for the payment of dividends to policyholders, except for the stockholders’ share of profits on participating policies, which is limited to the greater of 10% of the profit on participating business, or 50 cents per thousand dollars of the face amount of participating life insurance in-force. Participating policyholders’ interest includes the accumulated net income from participating policies reserved for payment to such policyholders in the form of dividends (less net income allocated to stockholders as indicated above) as well as a pro rata portion of unrealized investment gains (losses).
For all other participating business, the allocation of dividends to participating policy owners is based upon a comparison of experienced rates of mortality, interest and expenses, as determined periodically for representative plans of insurance, issue ages and policy durations, with the corresponding rates assumed in the calculation of premiums.
It is included within “Other policyholder funds” in the statements of financial position.
Performance Measures Used by Management
To measure performance, we focus on net income and total assets, as well as certain non-GAAP measures, including DOE, Adjusted Equity, Total Corporate Liquidity and Total Liquidity which we believe are useful to investors to provide additional insights into assets within the business available for redeployment. Refer to the “Segment Review” and “Liquidity and Capital Resources” sections of this MD&A for further discussion on our performance and Non-GAAP measures for the years ended December 31, 2023, 2022 and 2021.
Non-GAAP Measures
We regularly monitor certain Non-GAAP measures that are used to evaluate our performance and analyze underlying business performance and trends. We use these measures to establish budgets and operational goals, manage our business and evaluate our performance. We also believe that these measures help investors compare our operating performance with our results in prior years. These Non-GAAP financial measures are provided as supplemental information to the financial measures presented in this MD&A that are calculated and presented in accordance with GAAP. These Non-GAAP measures are not comparable to GAAP and may not be comparable to similarly described Non-GAAP measures reported by other companies, including those within our industry. Consequently, our Non-GAAP measures should not be evaluated in isolation, but rather, should be considered together with the most directly comparable GAAP measure in our consolidated financial statements for the years presented. The Non-GAAP financial measures we present in this MD&A should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP.
Distributable Operating Earnings
We use Distributable Operating Earnings (“DOE”) to assess operating results and the performance of our businesses. We define DOE as net income excluding the impact of depreciation and amortization, deferred income taxes, and breakage and transaction costs, as well as certain investment and insurance reserve gains and losses, including gains and losses related to asset and liability matching strategies, non-operating adjustments related to changes in cash flow assumptions for future policy benefits and change in market risk benefits, and is inclusive of returns on equity invested in certain variable interest entities and our share of adjusted earnings from our investments in certain associates. In 2023, the Company added clarification in the definition of DOE that non-operating adjustments related to changes in cash flow assumptions for future policy benefits are excluded from DOE.
DOE is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by GAAP. DOE is therefore unlikely to be comparable to similar measures presented by other issuers.
We believe our presentation of DOE is useful to investors because it supplements investors’ understanding of our operating performance by providing information regarding our ongoing performance that excludes items we believe do not directly affect our core operations. Our presentation of DOE also provide investors enhanced comparability of our ongoing performance across years.
Adjusted Equity
Adjusted Equity represents the total economic equity of our Company through its Class A, A-1, B and C shares and the Junior Preferred Shares issued by our Company, excluding accumulated other comprehensive income. We use Adjusted Equity to assess our return on our equity.
Total Corporate Liquidity and Total Liquidity
Corporate Liquidity is a measure of our liquidity position and includes cash and cash equivalents, undrawn revolving credit facilities and liquid financial assets held by non-regulated corporate entities. Total Liquidity includes liquidity within our regulated insurance entities.
The followings contain further details regarding our use of our Non-GAAP measures, as well as a reconciliation of net income and total equity to these measures:

Reconciliation of Non-GAAP Measures
The following table reconciles our net income to DOE:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2023	2022	2021
Net income	$797	$501	$(112)
Net investment gains and losses, including funds withheld	(348)	104	25
Mark-to-market on insurance contracts and other net assets	212	(271)	134
Deferred income tax (recovery) expense	14	10	(25)
Transaction costs	40	31	8
Depreciation	30	13	—
DOE	$745	$388	$30
The following table reconciles our equity to Adjusted Equity:

AS OF DEC. 31 US$ MILLIONS	2023	2022	2021
Total equity	$6,155	$1,685	$1,345
Add:
Accumulated other comprehensive loss	120	523	33
Junior Preferred Shares	2,694	2,580	—
Adjusted Equity	$8,969	$4,788	$1,378
5.B    LIQUIDITY AND CAPITAL RESOURCES
See Item 5.A “Operating Results – Liquidity and Capital Resources”
5.C    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
None.
5.D    TREND INFORMATION
See Item 5.A “Operating Results — Industry Trends and Factors Affecting Our Performance”
5.E    CRITICAL ACCOUNTING ESTIMATES
See Item 5.A “Operating Results — Critical Accounting Policy and Estimates”
ITEM 6    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A    DIRECTORS AND SENIOR MANAGEMENT
Our Board and Executive Officers
The table below presents certain information concerning the Board and executive officers of our company.

Name, City, Province and Country of Residence	Position/Title	Age	Principal Occupation
Barry Blattman(1)	Director	61	Vice Chair of Brookfield Asset Management
New York, USA

Dr. Soonyoung Chang(2)	Director	65	Senior Advisor, Investment Corporation of Dubai
Dubai, UAE

William Cox(2)(3)(4)(5)	Director	62	Corporate Director
Devonshire, Bermuda

Michele Coleman Mayes(4)	Director	75	Corporate Director
New York, USA

Gregory Morrison(3)	Director	67	Corporate Director
Smith’s Parish, Bermuda

Lori Pearson(1)(6)	Director	63	Chief Operating Officer, Brookfield Corporation
Toronto, Ontario, Canada

Lars Rodert(3)(4)	Director	62	Founder and Chief Executive Officer, ÖstVäst Advisory AB
Stockholm, Sweden

Anne Schaumburg(2)(3)(4)	Director	74	Business Executive; Director
New Jersey, USA

Sachin Shah(1)	Director Chief Executive Officer(7)	47	Chief Executive Officer of our company
Toronto, Ontario, Canada

Jay Wintrob	Director	67	Corporate Director
Los Angeles, USA

Thomas Corbett	Chief Financial Officer(7)	44	Chief Financial Officer of our company
Toronto, Ontario, Canada

Paul Forestell	Chief Operating Officer	55	Chief Operating Officer of our company
Toronto, Ontario, Canada

Lorenzo Lorilla	Chief Investment Officer(7)	42	Chief Investment Officer of our company
Toronto, Ontario, Canada

Gregory McConnie	Chief Executive Officer of North End Re	52	Chief Executive Officer of North End Re
Christ Church, Barbados
_________________________
(1)    Compensation is not expected to be paid for any services rendered as a director.
(2)    Member of our Compensation Committee. Anne Schaumburg is the chair of our Compensation Committee.
(3)    Member of our Audit Committee. Lars Rodert is the chair of our Audit Committee and is the Audit Committee financial expert. Our Audit Committee consists solely of independent directors, each of whom are persons determined by our company to be financially literate within the meaning of National Instrument 52-110 — Audit Committees. Each of our Audit Committee members has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can be reasonably be expected to be raised by our company’s financial statements.
(4)    Member of our Governance and Nominating Committee. William Cox is the chair of our Governance and Nominating Committee.
(5)    Lead independent director.
(6)    Chair of our board.
(7)    Services were provided pursuant to the Administration Agreement up until March 22, 2024, at which time the services of our CEO, CFO and CIO were internalized. See Item 10.C “Material Contracts — The Administration Agreement”.

The business address of Mr. Blattman and Mr. Lorilla is Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281. The business address of Dr. Chang, Mr. Cox, Mr. Morrison, Mr. Rodert, Ms. Schaumburg, Ms. Mayes and Mr. Wintrob is Ideation House, First Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda. The business address of each of Mr. Shah, Mr. Corbett, Mr. Forestell and Ms. Pearson is Suite 100, Brookfield Place, 181 Bay Street, Toronto, Ontario M5J 2T3. The business address of Mr. McConnie is Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados, BB15131.
Biographies of our Directors and Executive Officers
Barry Blattman. Barry Blattman has served as a director of our company since November 2021. Mr. Blattman is Vice Chair of Brookfield Corporation. In this role, he focuses on senior, strategic client and business relationships, and contributes to general business development and transaction strategy globally. Prior to joining Brookfield in 2002, Mr. Blattman was a Managing Director at Merrill Lynch, having begun his career with Salomon Brothers in 1986. Mr. Blattman holds a Master of Business Administration degree from New York University and a Bachelor of Arts degree from the University of Michigan. He serves as trustee of Montefiore Health System.
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
Michele Coleman Mayes. Michele Coleman Mayes has served as a director of Brookfield Reinsurance since August 2023. A resident of New York, New York, U.S., Ms. Mayes was Vice President, General Counsel and Secretary for the New York Public Library (NYPL) from August 2012 until February 2024. Ms. Mayes has also served as Executive Vice President and General Counsel for Allstate Insurance Company, Senior Vice President and the General Counsel of Pitney Bowes Inc. and in several senior legal capacities at Colgate-Palmolive and Unisys. Prior to that, she served in the U.S. Department of Justice as an Assistant United States Attorney in Detroit and Brooklyn, eventually assuming the role of Chief of the Civil Division in Detroit. Ms. Mayes served on the Presidential Commission on Election Administration under President Obama from 2013-2014. In 2016 she was elected to the Board of Directors of Gogo Inc. where she chairs the Nominating and Governance Committee and is a member of the Audit Committee. Ms. Mayes holds a BA from the University of Michigan and a JD from the University of Michigan Law School.
Gregory Morrison. Gregory Morrison has served as director of our company since December 2020. A resident of Hamilton, Bermuda, Mr. Morrison sits on a number of property, casualty and life insurance company boards and their subsidiaries, including Trisura Group Ltd., Aetna Life and Casualty (Bermuda) Limited, Multi-Strat Holdings Ltd., Property Insurance Company of America, Stonybrook Capital LLC and various international subsidiaries of Brookfield Corporation. He previously served as Chief Executive Officer of Trisura Group Ltd., Imagine Group Holdings Ltd., Platinum Underwriters Holdings Ltd. and London Reinsurance Group Inc. Mr. Morrison is a Fellow of the Society of Actuaries (retired).
Lori Pearson. Lori Pearson has served as the Chair of the Board of Brookfield Reinsurance since August 2023. A resident of Toronto, Canada, Ms. Pearson is a Managing Partner and Chief Operating Officer of Brookfield Corporation. Prior to joining Brookfield in 2003, Ms. Pearson was with Ernst and Young, where she held various roles within the Audit practice and served on the Leadership Team for the Tax practice. Ms. Pearson is on the boards of the Brookfield Foundation and Pathways to Education in Canada. She is a past member of the Boards of Brookfield Asset Management Ltd. and Norbord Inc. Ms. Pearson holds an Honours Business Administration degree from Western University and is a Chartered Professional Accountant. In 2017 she was named a Fellow by the Chartered Professional Accountants of Ontario.

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
Anne Schaumburg. Anne Schaumburg has served as director of our company since May 2021. Ms. Schaumburg has been a member of the board of directors of NRG Energy, Inc., an integrated power generation and consumer products company listed on NYSE, since 2005, where she serves as Lead Independent Director, Chair of the Audit Committee and is a member of the Risk Committee. During her tenure at NRG Energy, Inc., she also served as Chair of the Finance Committee and was a member of the Compensation and Nuclear Oversight Committees. She is currently Chair of Brookfield Infrastructure Partners and Brookfield Infrastructure Corp and serves on their respective Audit Committees. Prior to her retirement, she was a Managing Director of Credit Suisse First Boston and a senior banker in the Global Energy Group. Ms. Schaumburg was responsible for assisting clients on advisory and finance assignments. Her transaction expertise includes mergers and acquisitions, debt and equity capital market financings, project finance and privatizations.
Sachin Shah. Sachin Shah has served as Chief Executive Officer of our company since May 2021 and previously served as Chair of the Board. As Chief Executive Officer, he oversees a seasoned team focused on providing capital-based solutions to insurance companies and their stakeholders. A resident of Toronto, Canada, Mr. Shah joined Brookfield in 2002 and has held a variety of senior roles, including Chief Investment Officer of Brookfield Asset Management and Chief Executive Officer of Brookfield Renewable Partners where he was instrumental in growing the platform into a global business diversified across multiple technologies. Mr. Shah holds a Bachelor of Commerce degree from the University of Toronto and is a member of the Chartered Professional Accountants of Canada.
Jay Wintrob. Jay Wintrob has served as a director of Brookfield Reinsurance since November 2021. Mr. Wintrob is the former Chief Executive Officer of Oaktree Capital Management (2014-2024) and served as a member of Oaktree’s board of directors from 2011-2024. Prior to joining Oaktree, he held several senior roles at AIG Life and Retirement, the U.S.-based life and retirement services segment of American International Group, Inc., including President and Chief Executive Officer, and Vice Chairman and Chief Operating Officer of AIG Retirement Services. Mr. Wintrob began his career in financial services as Assistant to the Chairman of SunAmerica Inc., and subsequently served in several other executive positions, including President of SunAmerica Investments, Inc. Mr. Wintrob was previously with the law firm of O’Melveny & Myers. He holds Juris Doctor and Bachelor of Arts degrees from the University of California, Berkeley. Mr. Wintrob is a board member of several non-profit organizations, including The Eli & Edythe Broad Foundation and The Broad contemporary art museum, the Doheny Eye Institute, The Los Angeles Music Center, the Skirball Cultural Center and Cedars-Sinai Medical Center.
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

Gregory McConnie. Gregory McConnie serves as the Chief Executive Officer of North End Re and is the President and Chief Executive Officer of Brookfield International Holdings Inc. (formerly Brookfield International Bank Inc.), a position he has held since 2012. Mr. McConnie is a member of the Barbados Economic Recovery and Transformation plan monitoring committee, an independent committee responsible for monitoring the performance of the Government of Barbados against targets agreed with the International Monetary Fund under a fund facility provided by the IMF. Mr. McConnie has over 25 years of experience in the financial services industry. Mr. McConnie was educated at the University of the West Indies and is a Fellow of the Association of Chartered Certified Accountants and of the Institute of Chartered Accountants of Barbados. He also earned the Associate in Reinsurance designation from The Institutes.
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
6.B    COMPENSATION
Director Compensation
For the year ended December 31, 2023, the directors of our company were entitled to an annual retainer of $150,000 for their service on the Board and the Committees, and reimbursement of expenses incurred in attending meetings. The lead independent director of our company was paid an additional amount of $50,000, for serving in such position. The chair of the Audit Committee received an additional $20,000 and members of the Audit Committee received an additional $10,000 for serving in such positions. Directors who are employees of our company or Brookfield receive no fees for their services on the Board.

Compensation Element	Amount for the Year Ended December 31, 2023
Annual Retainer	$150,000
Audit Committee Chair Additional Retainer	$20,000
Audit Committee Member Additional Retainer (Non-Chair)	$10,000
Lead Independent Director Additional Retainer	$50,000

In addition, effective January 1, 2024, the directors of our company who regularly reside outside Bermuda and the east coast of North America will also receive an additional annual stipend of $15,000. This payment recognizes the time it takes these directors to travel long distances to attend all regularly scheduled meetings and is in addition to reimbursement for travel and other out-of-pocket expenses. To the extent the director also serves on the board directors of another publicly traded entity managed by Brookfield that holds the majority of its meetings in Bermuda, this annual stipend will be split evenly between our company and that other Brookfield-managed entity.
The following table sets out information concerning the compensation earned by, paid to or awarded to the directors in their capacities as directors of the company during the year ended December 31, 2023. The directors are paid in U.S. dollars. The Governance and Nominating Committee periodically reviews board compensation in relation to its peers and other similarly-sized companies and is responsible for approving changes in compensation for non-employee directors.

Director Compensation Table
Name	Fees Earned in Cash ($)	Share and option-based awards ($)	All Other Compensation ($)	Total Annual Compensation ($)
Barry Blattman(d)	—	—	—	—
Michele Coleman Mayes	75,000	—	—	75,000
Soonyoung Chang	150,000	—	—	150,000
William Cox(a)(b)	210,000	—	—	210,000
Gregory Morrison(a)	160,000	—	—	160,000
Lori Pearson(d)	—	—	—	—
Lars Rodert(a)(c)	170,000	—	—	170,000
Anne Schaumburg(a)	160,000	—	—	160,000
Sachin Shah(d)	—	—	—	—
Jay Wintrob	150,000	—	—	150,000
__________________________
Notes:
(a)    Audit Committee Member.
(b)    William Cox served as Lead Independent Director.
(c)    Lars Rodert served as Audit Committee Chair.
(d)    Due to their role with our company or Brookfield, as applicable, each of Barry Blattman, Lori Pearson and Sachin Shah receive no compensation in their capacities as directors

Equity Ownership of Directors
We believe that directors can better represent shareholders if they have economic exposure to our company themselves. We expect that directors of our company hold sufficient exchangeable shares and/or Brookfield Class A Shares such that the acquisition costs of our exchangeable shares or Brookfield Class A Shares held by such directors is equal to at least two times their aggregate annual retainer for serving as a director of our company, as determined by our Board from time to time. Directors of our company are required to meet this requirement within five (5) years of their date of appointment.
For further details regarding equity ownership of the current directors of our company, please see Item 6.E “Directors, Senior Management and Employees – Share Ownership” below.
Executive Compensation
Compensation Philosophy of our Company
Our named executive officers (“NEOs”) comprise the core senior management team of our company, some of whom were employees of Brookfield and who were provided to our company pursuant to the Administration Agreement up until March 22, 2024. The Chief Executive Officer of our reinsurance business is an employee of Brookfield who performs functions for our company that would make him an NEO of our company. The Chief Executive Officer, Chief Financial Officer and Chief Investment Officer were, up until March 22, 2024, employees of Brookfield who performed functions for our company that would make them NEOs of our company. Brookfield Corporation, and not our company, determines the compensation of the Chief Executive Officer of our reinsurance business, and for the year ended December 31, 2023, also determined the compensation of our Chief Executive Officer, Chief Financial Officer and Chief Investment Officer. Our company has adopted an approach to compensation that is intended to foster an entrepreneurial environment that encourages management to consider the risks associated with the decisions they make and take actions that will create long-term sustainable cash flow growth and will improve long-term shareholder value. For the year ended December 31, 2023, our company paid fees to Brookfield Corporation under the Administration Agreement on a cost recovery basis for the services of our Chief Executive Officer, Chief Financial Officer, Chief Investment Officer and the Chief Executive Officer of our reinsurance business equal to the pro rata portion of their annual base salary, cash bonus and overhead costs attributable to the services they provide to our company. Our company did not reimburse Brookfield Corporation for any costs associated with the participation of our Chief Executive Officer, Chief Financial Officer, Chief Investment Officer or the Chief Executive Officer of our reinsurance business in Brookfield Corporation’s long-term incentive plans for the year ended December 31, 2023. Compensation of the NEOs for the year ended December 31, 2023 was determined and approved by Brookfield Corporation, in the case of our Chief Executive Officer, Chief Financial Officer, Chief Investment Officer and the Chief Executive Officer of our reinsurance business, and by the Compensation Committee, in the case of all other NEOs. Effective March 22, 2024, our company internalized the services of the Chief Executive Officer, Chief Financial Officer and Chief Investment Officer that were previously provided under the Administration Agreement and accordingly the Compensation Committee will be responsible for determining and approving the compensation of the Chief Executive Officer, Chief Financial Officer and Chief Investment Officer going forward.
During 2023, our NEOs received approximately $3.4 million in aggregate compensation paid by our company for all services to our company and our subsidiaries. Our NEOs may, at the discretion of our company and/or Brookfield Corporation, participate in certain long-term incentive plans of our company, Brookfield Corporation and/or Brookfield Asset Management for their services to our company, Brookfield Corporation or Brookfield Asset Management, including in the form of deferred share units, restricted shares, escrowed shares, and stock options. Each form of Brookfield Corporation, Brookfield Asset Management and Brookfield Reinsurance long-term incentive plans have similar terms and conditions.
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
Compensation Elements for our NEOs
The primary elements of total compensation for our NEOs include base salary, annual management incentive plan awards, which we refer to as a cash bonus, and participation in long-term incentive plans. For the year ended December 31, 2023, our company paid fees to Brookfield Corporation under the Administration Agreement on a cost recovery basis for the services of our Chief Executive Officer, Chief Financial Officer, Chief Investment Officer and the Chief Executive Officer of our reinsurance business equal to the pro rata portion of their annual base salary, cash bonus and overhead costs attributable to the services they provide to our company. Our company did not reimburse Brookfield Corporation for any costs associated with the participation of our Chief Executive Officer, Chief Financial Officer, Chief Investment Officer or the Chief Executive Officer of our reinsurance business in Brookfield Corporation’s long-term incentive plans for the year ended December 31, 2023. Effective March 22, 2024, our company internalized the services of the Chief Executive Officer, Chief Financial Officer and Chief Investment Officer that were previously provided under the Administration Agreement and accordingly our company will be responsible for the full costs associated with the compensation of the Chief Executive Officer, Chief Financial Officer and Chief Investment Officer going forward, including in respect of the costs of participation in all long-term incentive plans.
Our company has adopted an approach to compensation that aligns with Brookfield Corporation’s approach and consists of the three primary elements of base salary, cash bonus, and participation in long-term incentive plans. As executives progress within our company, we expect that an increasingly larger share of annual compensation for these executives will be represented by awards pursuant to one of the long-term incentive plans of Brookfield or our company, which vest over time, in order for the executives to increase their ownership interest under one of the long-term incentive plans of Brookfield or our company and to be consistent with our company’s focus on long-term value creation. Our company had no control over the form or amount of the compensation paid by Brookfield Corporation to the Chief Executive Officer, Chief Financial Officer, Chief Investment Officer or the Chief Executive Officer of our reinsurance business for the year ended December 31, 2023 and their participation in Brookfield’s long-term incentive plans was not allocated to or payable by our group in 2023. However, our company will reimburse Brookfield Corporation for the participation of our NEOs that are not employed by Brookfield Corporation in Brookfield’s long-term incentive plans, which will include our Chief Executive Officer, Chief Financial Officer and Chief Investment Officer going forward.
Compensation of the NEOs for the year ended December 31, 2023 was determined and approved by Brookfield Corporation, in the case of our Chief Executive Officer, Chief Financial Officer, Chief Investment Officer and the Chief Executive Officer of our reinsurance business, and by the Compensation Committee, in the case of all other NEOs. Going forward, compensation of our Chief Executive Officer, Chief Financial Officer and Chief Investment Officer will be determined and approved by the Compensation Committee.

Base Salaries
Base salaries tend to remain fairly constant from one year to another unless the scope and responsibility of a position has changed. Base salaries deliver the only form of fixed compensation for the NEOs and are not intended to be the most significant component of their compensation.
Cash Bonus and Long-Term Incentive Plans
Given the NEOs’ focus on long-term decision making, the impact of which is difficult to assess in the short-term, each of Brookfield Corporation and our company believes that a heavy emphasis on annual incentives and a formulaic calculation based on specific operational or individual targets may not appropriately reflect their long-term objectives. Accordingly, the cash bonus and compensation under long-term incentive plans are determined primarily through an evaluation of the progress made in executing the company’s strategy and the performance of the business as a whole. Significant contributions to the business strategy of Brookfield are also considered.
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
Given that the exchangeable shares are intended to be, as nearly as practicable, functionally and economically equivalent to an investment in Brookfield Class A Shares and that any long-term equity incentive plan of our company would need to be operated and administered as a long-term equity incentive plan of Brookfield, Brookfield Corporation and our company determined that continued participation by our NEOs in Brookfield’s long-term incentive plans remained appropriate.
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
Brookfield has three forms of long-term incentive plans, of which the terms and conditions are substantially the same between each company, in which certain NEOs of our company participate. They are described below in more detail:
1.    Management Share Option Plan. The management share option plans of Brookfield, which we refer to as the MSOP, governs the granting to executives of options to purchase the respective Brookfield Class A Shares at a fixed price. The options typically vest as to 20% per year commencing on the first anniversary of the date of the award and are exercisable over a ten-year period. The MSOP is administered by the board of directors of Brookfield. Options are typically granted in late February or early March of each year as part of the annual compensation review. Brookfield’s compensation committee has a specific written mandate to review and approve executive compensation. Brookfield’s compensation committees make recommendations to the respective Brookfield board of directors with respect to the proposed allocation of options based, in part, upon the recommendations of our Chief Executive Officer. The Brookfield board of directors must then give their final approval. The number of options granted to NEOs is determined based on the scope of their roles and responsibilities and their success in achieving the company’s objectives. Consideration is also given to the number and value of previous grants of options. Since the annual option awards are generally made during a blackout period, the effective grant date for such options is set six (6) business days after the end of the blackout period. The exercise price for such options is the volume-weighted average trading price for the respective Brookfield Class A Shares on the NYSE for the five (5) business days preceding the effective grant date.

2.    Deferred Share Unit Plan. Brookfield’s deferred share unit plans, which we refer to as the DSUP, provides for the issuance of deferred share units (“DSUs”), which we refer to as DSUs, the value of which are equal to the value of the respective Brookfield Class A Share. DSUs vest over periods of up to five years, with the exception of DSUs awarded in lieu of a cash bonus which vest immediately. DSUs can only be redeemed for cash upon cessation of employment through retirement, resignation, termination or death. The DSUP is administered by the respective Brookfield’s compensation committees. DSUs are issued based on the value of the respective Brookfield Class A Shares at the time of the award, which we refer to as the DSU allotment price. In the case of DSUs acquired through the reinvestment of cash bonus awards, the DSU allotment price is equal to the exercise price for options granted at the same time as described above. Holders of DSUs will be allotted additional DSUs as dividends are paid on the respective Brookfield Class A Shares on the same basis as if the dividends were reinvested pursuant to Brookfield Corporation’s dividend reinvestment plan. These additional DSUs are subject to the same vesting provisions as the underlying DSUs. The redemption value of DSUs will be equivalent to the market value of an equivalent number of the respective Brookfield Class A Shares on the cessation of employment with Brookfield.
3.    Restricted Stock Plans. Brookfield has restricted stock plans and an escrowed stock plan, which we refer to as the restricted stock plan and escrowed stock plan, respectively. These plans were established to provide Brookfield and its executives with alternatives to Brookfield’s existing plans which would allow executives to increase their share ownership. Restricted shares have the advantage of allowing executives to become Brookfield shareholders, receive dividends, and to have full ownership of the shares after the restriction period ends. Restricted shares must be held until the vesting date (or in certain jurisdictions until the fifth anniversary of the award date). Holders of restricted shares receive dividends that are paid on the respective Brookfield Class A Shares in the form of cash, unless otherwise elected. The escrowed stock plan governs the award of non-voting common shares, which we refer to as escrowed shares, of one or more private companies, which we refer to as an escrow company, to executives or other individuals designated by Brookfield’s compensation committees. Each escrow company is capitalized with common shares and preferred shares issued to Brookfield for cash proceeds. Each escrow company uses its cash resources to directly and indirectly purchase the respective Brookfield Class A Shares. Dividends paid to each escrow company on the Brookfield Class A Shares acquired by the escrow company will be used to pay dividends on the preferred shares which are held by Brookfield. The respective Brookfield Class A Shares acquired by an escrow company will not be voted. Escrowed shares typically vest 20% each year commencing on the date of the first anniversary of the award date. Each holder may exchange escrowed shares for Brookfield Class A Shares issued from treasury no more than 10 years from the award date. The value of Brookfield Class A Shares issued to a holder on an exchange is equal to the increase in value of the Brookfield Class A Shares held by the applicable escrow company.
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
In 2023, our company adopted the BNRE Restricted Stock Plan. Executive officers and key employees of our company, Brookfield Corporation and Brookfield Asset Management (other than non-employee members of the Board and residents of the United States) designated by the Board that provide services to our company or our company’s Affiliates are eligible to participate in the BNRE Restricted Stock Plan, subject to applicable laws and regulations. For the purposes of the BNRE Restricted Stock Plan, “Affiliate” means with respect to a person, any other person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such person.
The maximum number of BNRE Restricted Shares issuable under the BNRE Restricted Stock Plan shall be equal to 10% of the issued and outstanding exchangeable shares from time to time, subject to adjustment in accordance with the provisions of the BNRE Restricted Stock Plan. Further, the number of class A exchangeable shares that may be issuable to insiders of our company at any time, or issued in any one year to insiders of our company, under any of our company’s security-based compensation arrangements cannot exceed in either case 10% of the issued and outstanding class A exchangeable shares and class B shares; and no more than 5% of the issued and outstanding class A exchangeable shares may be issued under these arrangements to any one person. In addition, the number of Brookfield Class A Shares that may be issuable to Brookfield Corporation insiders at any time, or issued in any one year to Brookfield Corporation insiders, under any of Brookfield Corporation’s security-based compensation arrangements together with the BNRE Restricted Stock Plan cannot exceed in either case 10% of the issued and outstanding Brookfield Class A Shares. The Board administers the BNRE Restricted Stock Plan and determines the vesting period for each BNRE Restricted Share grant, which is generally 20% per year over five years commencing the first year after the grant. The BNRE Restricted Shares are not transferable until they are vested and no longer subject to any hold periods under the BNRE Restricted Stock Plan, other than in the event of death or as otherwise approved by the Board. No incremental entitlements will be triggered by a change in control of our company under the BNRE Restricted Stock Plan. The BNRE Restricted Stock Plan contains an amending provision setting out the types of amendments which can be approved without shareholder approval and those which require shareholder approval. Shareholder approval will be required for any amendment that increases the number of class A exchangeable shares issuable under the BNRE Restricted Stock Plan, any amendment expanding the categories of eligible participants which may permit the introduction or reintroduction of non-employee directors of our company on a discretionary basis, any amendment to remove or exceed the insider participation limits, any amendment which would permit BNRE Restricted Shares to be transferable or assignable other than for normal estate planning purposes, any amendment which deletes or reduces the range of amendments requiring shareholder approval or other amendments required by law to be approved by shareholders. Shareholder approval will not be required for, among other matters, any amendment to the BNRE Restricted Stock Plan or any BNRE Restricted Share that is of a housekeeping or administrative nature, that is necessary to comply with applicable laws or to qualify for favourable tax treatment, that is to the vesting, termination or early termination provisions, and to suspend or terminate the BNRE Restricted Stock Plan.
Effective March 22, 2024, our company internalized the services of the Chief Executive Officer, Chief Financial Officer and Chief Investment Officer and now employs these individuals directly. As such, all of our NEOs are now subject to our company’s clawback policy. Pursuant to our clawback policy, executive officers of our company may be required to pay our company an amount equal to some or all of any cash payments or equity awards granted or paid to an executive officer under the terms of any of our company’s incentive compensation or short- or long-term incentive plans (collectively, “Awards”). This payment may be required in the event an executive officer is determined to have engaged in conduct which the Compensation Committee determines is detrimental to our company. The Compensation Committee has full and final authority to make all determinations under the clawback policy including, without limitation, whether the clawback policy applies and if so, the amount of compensation to be repaid or forfeited by the executive officer. In order to protect our company’s reputation and competitive ability, executive officers of our company may be required to make such a payment if they engage in conduct that is detrimental to our company during or after the cessation of their employment with our company. Detrimental conduct includes any conduct or activity, whether or not related to the business of our company, that is determined in individual cases by the Compensation Committee, to constitute: (i) fraud, theft-in-office, embezzlement or other indictable offences; (ii) failure to abide by applicable financial reporting, disclosure and/or accounting guidelines; (iii) material violations of our company’s Code of Business Conduct and Ethics; or (iv) material violations of our company’s positive work environment policy (including the sexual harassment related provisions thereof). The clawback policy relates to any Awards received (i) on or after the date the executive officer is determined to have engaged in detrimental conduct and/or (ii) the two-year period prior to the date the executive officer is determined to have engaged in detrimental conduct. Where it is determined that the executive officer engaged in detrimental conduct, the Compensation Committee will have the ability to: (i) require the executive officer to re-pay any Award granted or paid to the executive officer; (ii) cancel/revoke any prior Award that has not yet vested, and any Award that has vested but has not yet been exercised by the executive officer; and/or (iii) require the executive officer to re-pay the cash value realized by the executive officer on any Award that has already vested to the executive officer.
Summary of Compensation
The following table sets out information concerning the compensation earned by, paid to or awarded to the NEOs during the year ended December 31, 2023. During 2023, our Chief Executive Officer, Chief Financial Officer, Chief Investment Officer and the Chief Executive Officer of our reinsurance business were employed by Brookfield Corporation and their services were provided to our company pursuant to the Administration Agreement on a cost recovery basis. Our company was not responsible for determining their compensation for the year ended December 31, 2023. The compensation information for our Chief Executive Officer, Chief Financial Officer, Chief Investment Officer and the Chief Executive Officer of our reinsurance business in the following table reflects the total compensation received in respect of all services provided to Brookfield.
Messrs. Shah, Corbett and Forestell are paid in Canadian dollars. Mr. Lorilla is paid in U.S. dollars and Mr. McConnie is paid in Barbadian dollars. All Canadian dollar compensation amounts have been converted into U.S. dollars at an exchange rate of C$1.00 = US$0.7411, which was the average exchange rate for 2023 as reported by Bloomberg, unless otherwise noted. All Barbadian dollar compensation amounts have been converted into U.S. dollars at an exchange rate of BBD$1.00 = US$0.50, which was the average exchange rate for 2023 as reported by Bloomberg, unless otherwise noted.

Summary Compensation Table

	Year			Share-based Awards			Options-based Awards
Name and Principal Position		Annual Base Salary ($)	Annual Cash Bonus(a) ($)	Deferred Share Units (DSUs)(b) ($)	Restricted Shares (c) ($)	Escrowed Shares(d) ($)	Options(e) ($)	Pension Value ($)	All Other Compensation(f) ($)	Total Annual Compensation ($)
Sachin Shah Chief Executive Officer	2023	555,825	—	555,825	—	11,260,890	—	—	31,837	12,404,377
Lorenzo Lorilla Chief Investment Officer	2023	575,000	575,000	—	—	—	1,871,810	—	19,726	3,041,536
Thomas Corbett Chief Financial Officer	2023	352,023	352,023	—	370,550	—	935,905	—	27,838	2,038,338
Paul Forestell Chief Operating Officer	2023	389,078	389,078	—	—	—	624,041	—	421,273	1,823,469
Gregory McConnie Chief Executive Officer, NER SPC and NER Ltd.	2023	285,000	228,000	—	150,000	—	—	43,872	15,638	722,510
__________________________
(a)    Each NEO is awarded an annual incentive which he or she can elect to receive in cash, DSUs or restricted shares. Sachin Shah elected to receive all of the annual incentive in DSUs.
(b)    Reflects DSUs issued in lieu of a cash bonus, at the election of the individual. DSU awards in this column for 2023 were awarded effective on February 16, 2024. The value in this column reflects the entire value of the incentive awarded converted to U.S. dollars at the exchange rate of C$1.00 = US$0.7411. The number of DSUs was based on a price of US$40.03, the volume-weighted average price of the Brookfield Class A Shares on the NYSE for the five days preceding the award date of February 16, 2024.
(c)    The amount for 2023 restricted shares reflects Thomas Corbett’s award under the BNRE Restricted Stock Plan and Gregory McConnie’s award under Brookfield’s Restricted Stock Plan.
(d)    The amount for 2023 reflects an annual grant of escrowed shares for Sachin Shah made in February 2024. The value awarded under the escrowed stock plan for annual grants is determined by Brookfield Corporation and considers the stock market price of the Brookfield Class A Shares at the time of the award and the potential increase in value. For awards made in 2024, this is based on a hold period of 7.5 years, a volatility of 35.03%, a risk free rate of 4.23% and a dividend yield of 1.00%. This value for all grants has been discounted by 25% to reflect the five-year vesting.
(e)    The amounts for 2023 reflect annual grants of options. The value awarded under the MSOP for annual grants is determined by Brookfield and considers the stock market price of the Brookfield Class A Shares at the time of the award and the potential increase in value. For Thomas Corbett, Lorenzo Lorilla and Paul Forestell, this is based on Brookfield Corporation options with a hold of 7.5 years, a volatility of 35.03%, a risk free rate of 4.23% and a dividend yield of 1.00%. These values, for the annual grants, have been discounted by 25% to reflect the five-year vesting.
(f)    These amounts include annual retirement savings contributions, group benefits, participation in the executive benefits program and, for Gregory McConnie, costs associated with the provision of a corporate vehicle, and for Paul Forestell, a payment of $391,547 in respect of a special cash retention award for continuing as a key executive of Brookfield Annuity Holdings Inc.

Option Awards and Share-Based Awards at December 31, 2023
The following table shows the Brookfield Corporation options, restricted shares, escrowed shares and DSUs outstanding at December 31, 2023.

Name	Option Awards Vested and Unvested		Share-Based Awards
			Restricted Shares			Escrowed Shares			Deferred Share Units (DSUs)
	Number of Securities Underlying Unexercised Options (#)	Market Value of Unexercised in-the-money Options(a,b) ($)	Number of Unvested RSs (#)	Market Value of Unvested RSs(b) ($)	Market Value of Vested RS(b) ($)	Number of Unvested ESs(c) (#)	Market Value of Unvested ESs(b,c) ($)	Market Value of Vested ESs(b,c) ($)	Number of Unvested DSUs (#)	Market Value of Unvested DSUs(b) ($)	Market Value of Vested DSUs(b) ($)
Sachin Shah	-	-	-	-	-	5,108,427	25,821,037	4,139,373	-	-	10,572,421
Lorenzo Lorilla	172,050	537,096	15,195	609,625	38,668	-	-	-	-	-	-
Thomas Corbett	136,675	719,925	8,748	350,920	77,466	-	-	-	-	-	443,740
Paul Forestell	92,575	238,699	2,864	114,871	77,633	-	-	-	-	-	-
Gregory McConnie	33,000	699,015	5,560	223,082	-	-	-	-	-	-	-
__________________________
(a)    The market value of the options is the amount by which the closing price of the Brookfield Class A Shares on December 29, 2023 exceeded the exercise price of the options.
(b)    All values are calculated using the closing price of a Brookfield Class A Share on December 29, 2023 on the TSX and NYSE, as applicable, according to the currency in which the awards were originally made. The closing price of a Brookfield Class A Share on the TSX on December 29, 2023 was $40.11 (C$53.15 converted to U.S. dollars at the Bloomberg mid-market exchange rate on December 29, 2023 of C$1.00 = US$0.7547) and $40.12 on the NYSE, as applicable.
(c)    The value of the escrowed shares is equal to the value of the Brookfield Class A Shares held by the applicable escrow company less the net liabilities and preferred share obligations of such escrow company.

Outstanding Option Awards at December 31, 2023
The following table shows the details of each Brookfield Corporation option outstanding at December 31, 2023.

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Options exercise price ($)	Options expiration date	Market value of unexercised options(a) ($)
Lorenzo Lorilla	29,000	46.62	2/17/2032	-
	143,050	36.37	2/16/2033	537,096

Thomas Corbett	15,750	24.14	2/25/2029	251,624
	11,400	31.64	12/13/2029	96,623
	2,250	37.03	2/24/2030	6,964
	14,550	35.56	2/21/2031	66,317
	13,250	46.62	2/17/2032	-
	79,475	36.37	2/16/2033	298,397

Paul Forestell	29,000	46.62	2/17/2032	-
	63,575	36.37	2/16/2033	238,699

Gregory McConnie	11,250	19.83	2/23/2025	228,255
	10,500	16.70	2/22/2026	245,932
	11,250	20.14	2/16/2027	224,828
__________________________
Notes:
(a)    The market value of the options is the amount by which the closing price of the Brookfield Class A Shares on December 29, 2023 exceeded the exercise price of the options. All values are calculated using the closing price of a Brookfield Class A Share on December 29, 2023 on the TSX and on the NYSE, as applicable. The closing price of a Brookfield Class A Share on the TSX on December 29, 2023 was $40.11 (C$53.15 converted to U.S. dollars at the Bloomberg mid-market exchange rate on December 29, 2023 of C$1.00 = US$0.7547) and $40.12 on the NYSE, as applicable.

Value Vested or Earned During 2023
The following table shows the value of all options, share-based awards, and non-equity plan compensation which vested during 2023.

	Value Vested During 2023(a)				Non-equity incentive plan compensation – Value earned during the year
Named Executive Officer	Options(b) ($)	DSUs(c) ($)	Restricted Shares(d) ($)	Escrowed Shares ($)
Sachin Shah	-	-	-	-	555,825
Lorenzo Lorilla	-	-	14,852	-	575,000
Thomas Corbett	35,115	118,955	42,072	-	352,023
Paul Forestell	-	-	32,202	-	389,078
Gregory McConnie	-	-	108,081	-	228,000
__________________________
(a)    All values are calculated using the closing price of a Brookfield Class A Share on the vesting date on the TSX and on the NYSE, as applicable. Canadian dollar amounts are converted into U.S. dollars using the average Bloomberg mid-market exchange rate for 2023 of C$1.00 = US$0.7547. The value of the escrowed shares is equal to the value of the Brookfield Class A Shares held by the escrow company less the net liabilities and preferred share obligations of the escrow company.
(b)    Values represent the amount by which the value of Brookfield Class A Shares exceeded the exercise price on the day the options vested.
(c)    Values in this column represent the value of Brookfield DSUs vested in 2023, including DSUs awarded on February 17, 2023 in lieu of the cash bonus related to performance in 2022.
(d)    Values in this column represent the value of restricted shares vested in 2023, including restricted shares awarded in lieu of the cash bonus related to performance in 2022.

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
The following table sets forth details regarding Mr. McConnie’s participation in the defined contribution pension plan in respect of 2023.

Name	Accumulated value at start of year	Compensatory	Accumulated value at year end
Gregory McConnie	$723,373	$43,872	$809,499

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
The following table provides a summary of the termination provisions in Brookfield Corporation’s long-term incentive plans and the BNRE Restricted Stock Plan. No incremental entitlements are triggered by termination, resignation, retirement or a change in control. Any exceptions to these provisions are approved on an individual basis at the time of cessation of employment. Exceptions are approved by the chair of Brookfield Corporation’s compensation committee or its board of directors, depending on the circumstances, in respect of Brookfield Corporation’s long-term incentive plans or by the Compensation Committee or the Board, depending on the circumstances, in respect of the BNRE Restricted Stock Plan.

Termination Event	DSUs	Options	Restricted Shares / Escrowed Shares
Retirement (as determined at the discretion of applicable board of directors)	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Vesting ceases on retirement. Vested options are exercisable until their expiration date. Unvested options are cancelled.	Vested shares are redeemable on the day employment terminates, subject to the hold period. Unvested shares are forfeited.
Termination Without Cause	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.
Upon date of termination, all unvested options are cancelled and vested options continue to be exercisable for 60 days(a) from the termination date, after which unexercised options are cancelled immediately.
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
__________________________
(a)    Up to but not beyond the expiry date of options.
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
Election and Removal of Directors
In the election of directors, holders of class A exchangeable shares are entitled to elect one-half of the Board. The Class B Partners, who collectively hold all of the class B shares, are entitled to elect the other one-half of the Board. Consistent with Brookfield Corporation, our bye-laws provide for cumulative voting. Accordingly, our bye-laws provide that each holder of shares of a class or series of shares of our company entitled to vote in an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder in the election of directors. A holder may cast all such votes in favor of one candidate or distribute such votes among its candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted.
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
•approving any change in the identity of the executive officers of our company and overseeing the Chief Executive Officer’s selection of other members of senior management and reviewing succession planning; and
•reviewing and approving the reports issued to shareholders, including annual and interim financial statements.
Term Limits and Board Renewal
The Governance and Nominating Committee leads the effort to identify and recruit candidates to join our board. In this context, the Governance and Nominating Committee’s view is that our board should reflect a balance between the experience that comes with longevity of service on our board and the need for renewal and fresh perspectives.
The Governance and Nominating Committee does not support a mandatory retirement age, director term limits or other mandatory Board turnover mechanisms because its view is that such policies are overly prescriptive; therefore, our company does not have term limits or other mechanisms that compel Board turnover. The Governance and Nominating Committee does believe that periodically adding new voices to our board can help our company adapt to a changing business environment and Board renewal is a priority.
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
To achieve our board of director’s diversity goals, our company has adopted the following written policy:
•Board appointments will be based on merit, having due regard for the benefits of diversity on our board, so that each nominee possesses the necessary skills, knowledge and experience to serve effectively as a director; and
•In the director identification and selection process, diversity on our board, including the level of representation of women on our board, will influence succession planning and be a key criterion in identifying and nominating new candidates for election to our board.
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
Audit Committee
The Audit Committee is comprised of: Lars Rodert, Gregory Morrison, Anne Schaumburg and William Cox. The Audit Committee is responsible for monitoring our company’s systems and procedures for financial reporting and associated internal controls, and the performance of our company’s external and internal auditors. It is responsible for reviewing certain public disclosure documents before their approval by our full Board and release to the public, such as our company’s quarterly and annual financial statements and management’s discussion and analysis. The Audit Committee is also responsible for recommending the independent registered public accounting firm to be nominated for appointment as the external auditor, and for approving the assignment of any non-audit work to be performed by the external auditor, subject to the Audit Committee’s Audit Policy. The Audit Committee meets regularly in private session with our company’s external auditor and internal auditors, without management present, to discuss and review specific issues as appropriate. In addition to being independent directors as described above, all members of the Audit Committee must meet an additional “independence” test under Canadian and U.S. securities laws, in that their directors’ fees must be and are the only compensation they receive, directly or indirectly, from our company. Further, the Audit Committee requires that all its members disclose any form of association with a present or former internal or external auditor of our company to our board for a determination as to whether this association affects the independent status of the director.
Governance and Nominating Committee
The Governance and Nominating Committee is comprised of: William Cox, Michele Coleman Mayes, Lars Rodert and Anne Schaumburg. It is the responsibility of the Governance and Nominating Committee, in consultation with the Chair, to assess from time to time the size and composition of our board and its Committees; to review the effectiveness of our board operations and its relations with management; to assess the performance of our board, its Committees and individual directors; to review our company’s statement of corporate governance practices and to review and recommend the directors’ compensation. Our board has implemented a formal procedure for evaluating the performance of our board, its Committees and individual directors — the Governance and Nominating Committee reviews the performance of our board, its Committees and the contribution of individual directors on an annual basis.
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

Compensation Committee
The Compensation Committee is responsible for reviewing and reporting to our board on management resource matters, including ensuring a diverse pool for succession planning, the job descriptions and annual objectives of senior executives, the form of executive compensation in general including an assessment of the risks associated with the compensation plans and the levels of compensation of the senior executives. The Compensation Committee also reviews the performance of senior management against written objectives and reports thereon. In addition, the Compensation Committee is responsible for reviewing any allegations of workplace misconduct claims that are brought to the Committee’s attention through our company’s ethics hotline, a referral from our company’s human resources department.
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
Position Descriptions
The Board has adopted a written position description for the Chair, which sets out the Chair’s key responsibilities, including, as applicable, duties relating to setting Board meeting agendas, chairing Board and shareholder meetings and communicating with shareholders and regulators. The Board has also adopted a written position description for each of the Committee chairs which sets out each of the Committee chair’s key responsibilities, including duties relating to setting Committee meeting agendas, chairing Committee meetings and working with the Committee and management to ensure, to the greatest extent possible, the effective functioning of the Committee.
The Board has also adopted a written position description for the Chief Executive Officer which sets out the key responsibilities of the Chief Executive Officer. The primary functions of the Chief Executive Officer is to lead management of the business and affairs of our company, to lead the implementation of the resolutions and the policies of the Board, to supervise day to day management and to communicate with shareholders and regulators.

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
Code of Business Conduct and Ethics
Our company’s policy is that all its activities be conducted with the utmost honesty, integrity, fairness and respect and in compliance with all legal and regulatory requirements. To that end, our company maintains a Code of Business Conduct and Ethics, a copy of which is available on our website at https://bnre.brookfield.com and has been filed on our SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov. The Code of Business Conduct and Ethics sets out the guidelines and principles for how directors and employees should conduct themselves as members of our team. Preserving our corporate culture is vital to the organization and following the Code of Business Conduct and Ethics will help us do that.
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
6.D    EMPLOYEES
We have over 4,000 full time employees located primarily in Canada, the U.S., United Kingdom, the Cayman Islands, and Bermuda. These employees are responsible for the execution of all material aspects of the business including management, underwriting, oversight and decision-making responsibilities.
Up until March 22, 2024, we received the services of our company’s Chief Executive Officer, Chief Financial Officer and Chief Investment Officer, as well as certain administrative support services under the terms of the Administration Agreement. Such services including support for payroll processing and administration, benefits administration, support for equity compensation administration and reporting, information technology systems and support and the provision of office space. The services provided to us by Brookfield under the Administration Agreement will be provided on a cost-recovery basis. Effective March 22, 2024, our company internalized the services of the Chief Executive Officer, Chief Financial Officer and Chief Investment Officer and now employs these individuals directly. See Item 10.C “Material Contracts — The Administration Agreement”. We may also outsource some of our administrative services to third parties, in each case on market terms.

6.E    SHARE OWNERSHIP
As of March 25, 2024, the directors and officers of our company, and their respective associates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, approximately 5 percent of the outstanding class A exchangeable shares and less than 1 percent of the outstanding class A-1 exchangeable shares. The following table shows the number of exchangeable shares held by each of the directors and officers of our company as of March 25, 2024:

Name	Title	Number of class A exchangeable shares	Percentage of total class A exchangeable shares	Number of class A-1 exchangeable shares	Percentage of total class A-1 exchangeable shares
Barry Blattman	Director	743,520	4.41%	4,284	*
Soonyoung Chang	Director	—	—	—	—
William Cox	Director	5,965	*	—	—
Michele Coleman Mayes	Director	—	—	—	—
Gregory Morrison	Director	—	—	—	—
Lori Pearson	Director	83,024	*	—	—
Lars Rodert	Director	—	—	—	—
Anne Schaumburg	Director	1,450	*	—	—
Sachin Shah	Director and Chief Executive Officer	73,839	*	8,564	*
Jay Wintrob	Director	—	—	—	—
Thomas Corbett	Chief Financial Officer	976	*	1,000	*
Paul Forestell	Chief Operating Officer	—	—	—	—
Lorenzo Lorilla	Chief Investment Officer	—	—	—	—
Gregory McConnie	Chief Executive Officer, North End Re	4,530	*	—	—
__________________________
* Represents less than 1% of the applicable total.
6.F    DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION
Not applicable.

ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A    MAJOR SHAREHOLDERS
The table below presents information as of March 25, 2024 regarding the beneficial ownership of our voting securities shares by each person or entity that beneficially owns 5% or more of our class A exchangeable shares and class B shares. Our class A exchangeable shares held by the principal shareholders listed below do not entitle such shareholders to different voting rights than those of other holders of our class A exchangeable shares.

Name	Class A Exchangeable Shares Beneficially Owned (1) (5)		Class B Shares Beneficially Owned(1)
	Number	Percentage(2)	Number	Percentage
Bruce Flatt (3)	2,665,378	15.81%	—	—
BAM Re Partners Trust(4)	—	—%	24,000	100%
Mawer Investment Management Ltd.	1,348,935	8.00%	—	—
__________________________
(1)    Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Our exchangeable shares relating to securities currently exercisable or exercisable within sixty (60) days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.
(2)    The percentages shown are based on approximately 16,854,734 class A exchangeable shares outstanding as of March 25, 2024.
(3)    Mr. Flatt, directly and indirectly (including in certain instances through non-controlling interests), owns 2,665,378 class A exchangeable shares and 12,799,487 class A-1 exchangeable shares, which are convertible into class A exchangeable shares on a one-for-one basis. On November 16, 2023, Mr. Flatt entered into a letter agreement (the “Letter Agreement”) with the company whereby Mr. Flatt and the company agreed that without the consent of the company, Mr. Flatt would not convert class A-1 exchangeable shares into class A exchangeable shares to the extent that, after giving effect to such conversion, Mr. Flatt would beneficially own, for purposes of Section 13(d) of the Exchange Act, more than 19.99% of the outstanding class A exchangeable shares.
(4)    The Class B Partners, collectively, beneficially own all of our class B shares. The Class B Partners are entitled to elect half of our board and approve all other matters requiring shareholder approval. See Item 10.B “Memorandum and Articles of Association – Class B Shares – Election of Directors”. The class B shares are held by the Class B Partners through a voting trust, which we refer to as the BNRE Partnership. The beneficial interests in the BNRE Partnership, and the voting interests in its trustee are held by entities which are owned by the Class B Partners, long-standing Partners who span generations in order to foster the long-term nature of the BNRE Partnership, as follows: (i) Bruce Flatt (48%), (ii) Brian Kingston (19%), and (iii) Sachin Shah, Anuj Ranjan, Connor Teskey, Cyrus Madon and Sam Pollock (33)% in equal parts. The trustee votes the class B shares with no single individual or entity controlling the BNRE Partnership. In the event of a fundamental disagreement among the shareholders of the trustee (and until the disagreement is resolved), three individuals have been granted (subject to receipt of all applicable regulatory approvals) the authority to govern and direct the actions of the trustee until the disagreement is resolved. These individuals, none of whom are Partners, are Marcel R. Coutu, Frank J. McKenna and Lord Gus O’Donnell. These individuals are, and their successors are required to be, longstanding and respected business colleagues associated with our company and the BNRE Partnership.
(5)    Partners Value Investments L.P. (“PVI”), directly and indirectly, owns 821,710 class A exchangeable shares, representing approximately 4.88% of class A exchangeable shares outstanding as of March 25, 2024. PVI also directly and indirectly owns 7,391,642 class A-1 exchangeable shares. As a result of the Regulatory Condition, only 940,000 of such class A-1 exchangeable shares are convertible into class A exchangeable shares as of March 25, 2024.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC, public disclosure, including without limitation Schedule 13 filings, and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder, with a holding of 5% or greater, since January 1, 2020.
To the knowledge of the directors and officers of the company, there are no other persons or corporations that beneficially own, exercise control or direction over, have contractual arrangements such as options to acquire, or otherwise hold voting securities of the company carrying more than 5% of the votes attached to any class of outstanding voting securities of our company.
As of March 25, 2024, 9,602 out of our 16,854,734 outstanding class A exchangeable shares were held by 626 holders of record in the United States, not including class A exchangeable shares held of record by DTC. As of March 25, 2024, DTC was the holder of record of 5,471,161 class A exchangeable shares.

7.B    RELATED PARTY TRANSACTIONS
Our exchangeable shares have been structured with the intention of providing an economic return equivalent to the Brookfield Class A Shares. Therefore, we expect that the market price of our exchangeable shares should be impacted by the market price of the Brookfield Class A Shares and the business performance of Brookfield Corporation (including as a result of its investment in the Asset Management Company). Brookfield Corporation is the sole holder, directly or indirectly, of all of our class C shares, which entitle Brookfield Corporation to all of the residual value in our company after payment in full of the amount due to holders of exchangeable shares and class B shares (consisting of any declared and unpaid distributions, and the delivery of Brookfield Class A Shares or the cash equivalent on a redemption or liquidation) and subject to the prior rights of holders of Preferred Shares. We believe this residual economic interest, together with the mechanisms to create economic equivalence between the exchangeable shares and Brookfield Class A Shares, creates alignment between the interests of Brookfield Corporation and our shareholders since an investment in our exchangeable shares provides investors with the same economic exposure to the broader business of Brookfield Corporation as an investment in the Brookfield Class A Shares.
As a result of the exchanges of our exchangeable shares that occur from time to time, Brookfield Corporation may own certain of our exchangeable shares. Brookfield Corporation currently owns less than 5% of the exchangeable shares. In its capacity as the holder, directly or indirectly, of the class C shares, any exchangeable shares that are owned by Brookfield Corporation from time to time are convertible are at its option into additional class C shares. Brookfield Corporation will be entitled to cast one vote for each class A exchangeable share to the extent held on the record date for voting at a meeting of shareholders of the company, consistent with the rights of other holders of the class A exchangeable shares.
Brookfield Corporation, directly or indirectly, holds all of the class C shares, which entitle it to all of the residual value in our company after payment in full of the amount due to holders of class A exchangeable shares, class A-1 exchangeable shares and class B shares (consisting of any declared and unpaid distributions, and the delivery of Brookfield Class A Shares or the cash equivalent on a redemption or liquidation) and subject to the prior rights of holders of Preferred Shares, if any. Brookfield Corporation will, however, have a consent right over certain matters regarding our company and the right to commence a liquidation of our company upon the occurrence of certain events. See Item 10.B “Memorandum and Articles of Association — Rights Agreement” for a further description of the Rights Agreement, Item 10.B “Memorandum and Articles of Association — Class A Exchangeable Shares and Class A-1 Exchangeable Shares — Redemption”, Item 10.B “Memorandum and Articles of Association — Class C Shares — Conversion of Tendered Class A Exchangeable Shares”, Item 10.B “Memorandum and Articles of Association — Class C Shares — Voting” and Item 10.B “Memorandum and Articles of Association — Comparison of the Rights of Holders of Exchangeable Shares and Brookfield Class A Shares — Shareholder Resolution Approvals”.
For a description of certain related party transactions, please see Note 26 “Related Party Transactions” in the notes to the consolidated financial statements.
Conflicts of Interest
Brookfield is a global alternative asset manager with a substantial amount of assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies, and strategies. Brookfield’s activities include, among others: (a) investment and asset management; (b) sponsoring, offering and managing private and public investment vehicles, including vehicles with proprietary and/or third-party capital, that invest in the global fixed income, currency, commodity, equities, private equity and other markets; (c) managing and investing insurance and reinsurance capital; (d) developing, constructing, owning, managing, operating and servicing a diverse portfolio of real estate, renewable power, infrastructure, private equity, and other companies and assets held by investment vehicles, including among others residential, commercial, logistics, hospitality, storage and mixed-use real estate, data, transport, utilities, midstream, and other infrastructure assets, hydro, wind, solar, distributed energy, sustainable solutions and other renewable power and climate transition assets, and other businesses and assets that provide essential products and services; (e) providing capital and financing solutions, including value-driven, opportunistic and bespoke credit and financing structures, as well as financial advisory, business development and other financial services to its investment vehicles and third-parties; and (f) other activities.

As noted in this Form 20-F, we refer to our company as a paired entity to Brookfield Corporation – our exchangeable shares are exchangeable into Brookfield Corporation shares on a one-for-one basis, holders of our exchangeable shares are entitled to receive dividends equal to those received by holders of Brookfield Class A Shares, and Brookfield Corporation is entitled to the residual economic interest in our company through its ownership, directly or indirectly, of all of the issued and outstanding class C shares. In addition, Brookfield Corporation (which is the primary vehicle through which Brookfield owns ownership interests in assets, businesses and investment vehicles) holds an approximate 75% interest in the Asset Management Company (which is the primary vehicle through which Brookfield provides investment advisory and related services to Brookfield Accounts), creating a significant economic alignment between Brookfield Corporation and the Asset Management Company (and, by extension, between our company and the Asset Management Company). As noted elsewhere, Brookfield Accounts include Brookfield-sponsored public and private investment vehicles and programs managed on behalf of third-party investors and Brookfield proprietary accounts, including private funds, publicly listed issuers, joint ventures, partnerships, consortiums, separate accounts, co-investment vehicles, sidecar vehicles, region-, strategy-, and sector-specific vehicles, and insurance companies.
In light of the alignment of interests among our company, Brookfield Corporation and the Asset Management Company, and as noted in this Form 20-F, a key element of our business strategy is to leverage Brookfield’s broader investment, operational and financial platform for our benefit. We leverage Brookfield’s broader business platform’s experience, expertise, reach, relationships, connectivity and positioning to enhance and optimize our investments, operations and other business activities across industries, sectors, geographies and strategies, including in connection with the sourcing of investment opportunities and deal flow, financial resources, access to capital markets and operating needs. Overall, we believe that this is in our best interests because we believe that access to and the ability to leverage Brookfield’s broader business platform will enhance our capabilities and increase our value. This forms an integral part of our operations.
We rely on Brookfield’s broader business platform to provide us with: (a) investment advisory and portfolio management services relating to our insurance company subsidiaries, investment vehicles and our other direct and indirect investments, including Brookfield Accounts in which we invest and their investments, (b) operational services to assets and portfolio companies in which we invest (including indirectly through our interests in other Brookfield Accounts), and (c) additional investment, operational and financial support. This reliance results in, among other things, our company: (a) investing in or alongside Brookfield Accounts, (b) investing in securities, loans, structured financings, and/or other financial instruments issued by Brookfield Accounts and/or portfolio companies thereof and/or syndicated by Brookfield-related parties, (c) investing in different parts of an issuer’s or portfolio company’s capital structure (relative to investments made by other Brookfield Accounts), (d) transacting with Brookfield Accounts, including in respect of investments, other assets and/or services, (e) providing financing, refinancing and/or other loans to Brookfield Accounts and/or portfolio companies or investments thereof for acquisition, investment, financing, working capital, and/or other purposes, (f) providing acquisition financing and other capital solutions to purchasers of assets sold by Brookfield Accounts, (g) warehousing investments on behalf of Brookfield Accounts, and (h) retaining Brookfield-related parties for operational, management and/or other services relating to assets and portfolio companies in which we invest, including indirectly through Brookfield Accounts.

Our business strategy and overall relationship with Brookfield will give rise, in the ordinary course, to various potential and/or actual conflicts of interest considerations, particularly where our interests could conflict with those of other Brookfield Accounts and their third-party investors. For example, our company expects to: (a) compete with other Brookfield Accounts for investment opportunities, (b) from time to time, invest in (or exit from) investments on terms and/or at times that are different from those applicable to other Brookfield Accounts, (c) invest in different parts of an issuer’s or portfolio company’s capital structure (e.g., debt investments) relative to investments made by other Brookfield Accounts (e.g., equity investments), potentially leading to divergent interests upon certain events, such as defaults by the issuer on debt payments, (d) limit (and, under certain circumstances, reduce) the size of investments made in different parts of an issuer’s or portfolio company’s capital structure relative to investments made by other Brookfield Accounts and manage such investments pursuant to a passive investment strategy (for example, our company generally will not vote on matters presented to investors in the relevant tranche or class to vote on or otherwise participate in, or seek to influence the outcome of, negotiations and/or decisions relating to the relevant tranche or class, but rather defer to the third-party investors controlling the applicable tranche or class (or an independent third-party agent acting on behalf of all investors in the relevant tranche or class) to act on behalf of all investors in that tranche or class as a whole to mitigate the potential and/or actual conflicts of interest considerations relative to Brookfield’s other client accounts and their investors) (e) provide capital solutions, including financings and/or refinancings, to other Brookfield Accounts and/or portfolio companies thereof, which require a negotiation of the terms of such arrangements, (f) facilitate activities of other Brookfield Accounts, including through warehousing arrangements for and/or joint transactions with other Brookfield Accounts, (g) from time to time be subject to investment or trading restrictions (including prohibitions on trading activities and/or limitations on position sizes) as a result of information obtained and/or other activities engaged in by Brookfield on behalf of other Brookfield Accounts, and/or (h) execute other transactions between our company, on the one hand, and other Brookfield Accounts, on the one hand.
Transactions between our company, on the one hand, and Brookfield and/or Brookfield Accounts, on the other hand, will be carried out on terms (including compensation terms) that Brookfield deems to be fair and reasonable under the circumstances, in accordance with applicable regulatory requirements, including insurance-related regulatory requirements, and in certain cases will require our express consent. Brookfield will seek to manage all potential and/or actual conflicts situations in a manner that is in the best interests of its client accounts, including our company and other Brookfield Accounts, in accordance with its fiduciary duties. In considering (and furthering) our best interests, Brookfield will take into account the overall alignment of interests between, and expected long-term relationship among, our company and Brookfield, as well as our key business strategy of seeking to benefit from Brookfield’s broader business platform, which could result in resolution of one or more conflicts considerations differently than they would be resolved absent such considerations. Among other things, these considerations are expected to impact the terms of transactions agreed to, and the resolution of potential adverse situations, between our company, on the one hand, and Brookfield or other Brookfield Accounts, on the other hand. Brookfield expects to manage our interests in such situations in the same manner as if it were managing its own interests. As noted above, we believe that this is in our best interests, particularly in light of the alignment of interests among our company, Brookfield Corporation and the Asset Management Company, which ensures Brookfield’s interest in our long-term success and our reciprocal interest in the long-term success of Brookfield’s broader business platform and, as a result, modifies the duties (including fiduciary and/or other duties) that Brookfield otherwise would owe to us.
A more detailed description of potential and/or actual conflicts of interest considerations that arise in connection with Brookfield’s management of its business and investment platform, including as between Brookfield, on the one hand, and Brookfield Accounts (including Brookfield Accounts in which we invest), on the other hand, as well as the manner in which they are expected to be resolved, is set out in the Forms ADV (which are available at https://adviserinfo.sec.gov) for the following advisers: Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., Brookfield Asset Management Private Institutional Capital Adviser US, LLC, Brookfield Asset Management Private Institutional Capital Adviser (Private Equity), L.P., Brookfield Asset Management Private Institutional Capital Adviser (Credit), LLC, Brookfield Renewable Energy Group LLC, Brookfield Asset Management Insurance Advisor LLC, and Oaktree Capital Management, L.P.

These considerations include, but are not limited to: (a) the allocation of investment (and co-investment) opportunities, (b) facilitation of investments and related activities by Brookfield Accounts and/or portfolio companies, (c) Brookfield’s relationships with various market participants, (d) advice given to (and activities taken by) certain Brookfield Accounts and/or portfolio companies conflicting with advice given to (and activities taken by) other Brookfield Accounts and/or portfolio companies, (e) charging and allocation of fees, costs and expenses (including personnel costs and expenses), (f) Brookfield’s integrated business platform and investment or trading restrictions that arise in connection with such a model, (g) data management, (h) investments by Brookfield Accounts alongside other Brookfield Accounts (including in different parts of an issuer’s or portfolio company’s capital structure), (i) linked transactions or arrangements forming part of broad business relationships with third parties (e.g., agreements to purchase assets or services from third parties in exchange for such parties’ agreement to purchase assets or services from Brookfield Accounts), (j) investment activities of Brookfield personnel and walled-off business units, (k) transactions between Brookfield Accounts, including transactions for assets and/or services, (l) transactions among portfolio companies, (m) intangible benefits and/or discounts to Brookfield and its personnel, (n) use of strategic advisers, consultants and operating partners, and (o) insurance coverage.
The descriptions of these potential and/or actual conflicts considerations do not purport to provide a complete list or explanation of such considerations that could arise over time. However, as noted, Brookfield will manage all such situations in a manner that it deems to be fair and reasonable taking into account the relevant factors, including, as it applies to us, the overall alignment of interests between, and expected long-term relationship, among our company and Brookfield, as well as our key business strategy of seeking to benefit from Brookfield’s broader business platform, which is deemed to be in our best interest. However, there can be no assurance that Brookfield’s determinations will be the most beneficial or favorable to us.
Moreover, our company’s activities are carried out through various insurance company subsidiaries, investment vehicles and accounts, including third-party cedent accounts – i.e., reinsurance counterparties – that hold assets backing liabilities reinsured or retroceded to our company in respect of which we have all of the economic risk. Subject to applicable regulatory requirements, including insurance-related regulatory requirements relating to transactions among our subsidiaries and accounts and overarching obligations to our insurance subsidiaries’ policyholders, Brookfield generally manages all of our investment vehicles and accounts as a single aggregated investment vehicle or portfolio of assets for the ultimate benefit of our company and makes allocations among the accounts taking into account each account’s investment guidelines, including constraints on issuer exposure and types of investments, the account’s risk and return targets, and other portfolio construction considerations deemed relevant by Brookfield. In addition, Brookfield manages our company’s subsidiaries, investment vehicles and accounts alongside third-party accounts that participate in the same investment opportunities, which also will give rise to certain potential and/or actual conflicts of interest considerations. A description of these considerations and the manner in which they are resolved is set out in Brookfield Asset Management Insurance Advisor LLC’s Form ADV disclosures, which are available at https://adviserinfo.sec.gov. Brookfield Asset Management Insurance Advisor LLC’s Form ADV disclosures are not part of this annual report.
Prospective investors are encouraged to seek the advice of independent legal counsel in evaluating the conflicts considerations relating to the management of our business activities. Notwithstanding anything to the contrary herein, nothing in our governing documents is intended to, or will, constitute a waiver of any rights or remedies that our company and/or our shareholders may have under such laws.
7.C    INTERESTS OF EXPERTS AND COUNSEL
Not applicable.
ITEM 8    FINANCIAL INFORMATION
8.A    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Financial Statements
See Item 18 “Financial Statements”, which contains our audited consolidated financial statements prepared in accordance with U.S. GAAP as permitted by securities regulators in Canada, as well as in the United States under the status of a Foreign Private Issuer. Beginning on January 1, 2023, our company transitioned to using U.S. GAAP. As part of the process of transition to using U.S. GAAP, our prior period financials were also transitioned to U.S. GAAP to ensure comparability.

Dividend Policy
See Item 5.A “Operating Results — Brookfield Operating Results”. Also see Item 10.B “Memorandum and Articles of Association — Class A Exchangeable Shares and Class A-1 Exchangeable Shares — Distributions”.
Legal Proceedings
See Item 18. “Financial Statements”.
8.B    SIGNIFICANT CHANGES
A discussion of the significant changes in our business can be found under Item 4 “Information on the Company”, Item 4.A “History and Development of the Company” and Item 5.A “Operating Results”.
ITEM 9    THE OFFER AND LISTING
9.A    OFFER AND LISTING DETAILS
The class A exchangeable shares are listed on the NYSE and the TSX under the symbol “BNRE”. Our class A exchangeable shares began trading on the NYSE and the TSX on June 28, 2021. The class A-1 exchangeable shares are listed on the NYSE and the TSX under the symbol “BNRE.A”. Our class A-1 exchangeable shares began trading on the NYSE on November 17, 2023 and on the TSX on November 16, 2023.
9.B    PLAN OF DISTRIBUTION
Not applicable.
9.C    MARKETS
See Item 9.A “Offer and Listing Details”.
9.D    SELLING SHAREHOLDERS
Not applicable.
9.E    DILUTION
Not applicable.
9.F    EXPENSES OF THE ISSUE
Not applicable.
ITEM 10    ADDITIONAL INFORMATION
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
As of March 25, 2024, there were 16,854,734 class A exchangeable shares, 26,550,608 class A-1 exchangeable shares, 24,000 class B shares, 102,056,784 class C shares, 98,351,547 Class A Junior Preferred Shares, Series 1 and 2,108,733 Class A Junior Preferred Shares, Series 2 outstanding.
Limitations on Rights to Own Securities
    Other than the Regulatory Condition (as defined herein), and subject to regulatory filings, approvals and/or consents, as required, there are no limitations on the rights to own our securities. Such regulatory notification and approval obligations apply in certain jurisdictions at certain ownership thresholds, as further described in this 20-F.
Class A Exchangeable Shares and Class A-1 Exchangeable Shares
The following description of class A exchangeable shares and class A-1 exchangeable shares sets forth certain general terms and provisions of the class A exchangeable shares and class A-1 exchangeable shares, as applicable. This description is in all respects subject to and qualified in its entirety by applicable law and the provisions of our company’s bye-laws. Through the rights and governance structures described in this Form 20-F, each exchangeable share is intended to provide its holder with an economic return that is equivalent to that of a Brookfield Class A Share. Consequently, we expect that the market price of our class A exchangeable shares, and our class A-1 exchangeable shares, should be impacted by the market price of the Brookfield Class A Shares and the business performance of Brookfield Corporation. Except for the voting rights and the conversion rights described below, the rights, privileges, restrictions and conditions attached to the class A exchangeable shares as a class and the class A-1 exchangeable shares as a class are identical in all respects.
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

Voting Rights of Class A-1 Exchangeable Shares
Except as otherwise required by law, each holder of class A-1 exchangeable shares shall be entitled to notice of, and to attend, any meetings of shareholders of our company (except meetings at which only holders of another specified class or series of shares are entitled to vote), but shall not be entitled to vote at any such meeting. The class A-1 exchangeable shares are non-voting to address certain insurance regulatory restrictions on ownership, but are otherwise intended to be economically equivalent in all respects to our class A exchangeable shares.
Conversion Right of Holders of Class A-1 Exchangeable Shares
Subject to applicable law and the Regulatory Condition, a holder of class A-1 exchangeable shares will be entitled, from time to time, to convert their class A-1 exchangeable shares into class A exchangeable shares on a one-for-one basis (the “Conversion Right”). No holder will be permitted to convert its class A-1 exchangeable shares, and our company will not authorize or effect any conversions of class A-1 exchangeable shares, unless the requesting holder has provided satisfactory evidence to our company, that either (i) it and its affiliates (as set forth in Rule 12b-2 of the Exchange Act) will not, after giving effect to the conversion, directly or indirectly, beneficially own, control or hold with the power to vote more than 9.9% of the class A exchangeable shares, or (ii) it and its affiliates (as set forth in Rule 12b-2 of the Exchange Act) have received all required regulatory approvals and consents or, if applicable, exemptions or waivers, to beneficially own, control or hold with the power to vote more than 9.9% of the class A exchangeable shares, as determined by our company acting reasonably (the “Regulatory Condition”).
The Conversion Right will be exercisable in accordance with the share conditions, which are attached to the bye-laws. The right of conversion may be exercised, provided the Regulatory Condition is satisfied, by notice in writing given to the transfer agent (a “Conversion Notice”), which notice shall specify the number of class A-1 exchangeable shares that the class A-1 exchangeable shareholder desires to have converted. No Conversion Notice will be accepted during (i) the calendar month in which quarterly distributions are paid to the holders of exchangeable shares, or (ii) during the period commencing 10 business days prior to the record date for any special dividend or stock distribution and up to and including on the payment date for such dividend (the “Conversion Blackout Period”). If a holder of class A-1 exchangeable shares holds such class A-1 exchangeable shares through a broker, such holder may contact its broker to request a conversion on such holder’s behalf.
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
Subject to the prior rights of holders of all classes and series of Senior Preferred Shares at the time outstanding having prior rights as to distributions, and in preference to the Junior Preferred Shares and class C shares of our company, each exchangeable share will entitle its holder to cumulative distributions per share in an amount equal to (i) the amount of any cash dividend made on a Brookfield Class A Share multiplied by (ii) the exchange factor (which initially shall be one, subject to adjustment in the event of certain dilutive or other capital events by our company or Brookfield Corporation) determined in accordance with our bye-laws and in effect on the payment date of such distribution, which we refer to as the exchangeable distribution. See Item 10.B “Memorandum and Articles of Association — Exchange by Holder — Adjustments to Reflect Certain Capital Events”.

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
Pursuant to the Rights Agreement between our company, Brookfield Corporation and Wilmington Trust, National Association, Brookfield Corporation has agreed it will satisfy, or cause to be satisfied, any request made pursuant to our bye-laws to exchange such exchangeable shares for Brookfield Class A Shares or its cash equivalent, plus unpaid distributions.
The obligation to satisfy a request for exchange is the obligation of Brookfield Corporation, and our company has no obligation to deliver Brookfield Class A Shares or cash, to deliver any unpaid distributions, or to cause Brookfield Corporation to do so.
Each holder of exchangeable shares who wishes to exchange one or more of his or her exchangeable shares with Brookfield Corporation for Brookfield Class A Shares or its cash equivalent is required to complete and deliver a notice of exchange in the form available from our transfer agent. Upon receipt of a notice of exchange, Brookfield Corporation shall, subject to the remarketing mechanisms described below, within ten (10) business days after the date that the notice of exchange is received by our transfer agent, or the specified exchange date, deliver to the tendering holder of exchangeable shares, in accordance with instructions set forth in the notice of exchange, one Brookfield Class A Share per exchangeable share held (subject to adjustments in the event of certain capital events by our company or Brookfield Corporation as described below in “— Adjustments to Reflect Certain Capital Events”) or its cash equivalent based on the NYSE closing price of one Brookfield Class A Share on the date that the request for exchange is received by our transfer agent (or if not a trading day, the next trading day thereafter) plus all unpaid distributions, if any (the form of payment to be determined at the sole election of Brookfield Corporation). Notwithstanding the foregoing, for so long as there is not an effective registration statement with respect to the delivery of Brookfield Class A Shares in connection with the exchange right, Brookfield Corporation will not be able to effect exchanges for Brookfield Class A Shares and will not be required to effect exchanges for cash that would result in the payment of an amount in excess of $5,000,000 in the aggregate over any 30 consecutive calendar day period; provided that such limit will not apply for more than 90 consecutive calendar days during any 12 calendar month period. Upon completion of the exchange of any exchangeable shares as described herein, the holder of exchangeable shares who has exchanged their exchangeable shares will have no further right, with respect to any exchangeable shares so exchanged, to receive any distributions on the exchangeable shares on or after the date on which such exchangeable shares are exchanged. For greater certainty, a tendering holder will, despite a notice of exchange being delivered, be entitled to receive any distributions on the exchangeable shares that have a record date or otherwise accrued prior to the date on which such notice of exchange is received.

Subject to the limitations on exchange as described above, in the event that a tendering holder of exchangeable shares has not received the number of Brookfield Class A Shares or its cash equivalent (the form of payment to be determined by Brookfield Corporation in its sole discretion) in satisfaction of the tendered exchangeable shares on or prior to the specified exchange date, then, pursuant to the Rights Agreement, the holder of the subject exchangeable shares, or the rights agent, on behalf of the holder of the subject exchangeable shares, will have the right to institute and maintain any suit, action or proceeding against Brookfield Corporation to enforce the obligations of Brookfield Corporation to exchange our exchangeable shares for Brookfield Class A Shares (or their cash equivalent) plus unpaid distributions. The Rights Agreement is available electronically on our SEDAR+ profile at www.sedarplus.ca. For a further description of the Rights Agreement, see Item 10.B “Memorandum and Articles of Association — Rights Agreement” and Item 10.C “Material Contracts — Rights Agreement”.
Remarketing Mechanism. In accordance with our bye-laws, Brookfield Corporation may engage an agent to remarket exchangeable shares tendered for exchange and deliver Brookfield Class A Shares under certain conditions, in which case the tendering holder’s exchangeable shares would be purchased (and remain in circulation in the hands of another holder) rather than being exchanged.
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
Recirculation of Exchangeable Shares. Brookfield Corporation may, in certain circumstances as further described in our bye-laws, transfer the exchangeable shares acquired by Brookfield Corporation upon an exchange (the “Recirculation Right”). The Recirculation Right allows the exchangeable shares of our company that are acquired by Brookfield Corporation, following exchange to remain in circulation under certain circumstances, thereby supporting our company’s efforts to enhance liquidity for our shareholders. The Recirculation Right may be exercised by Brookfield Corporation provided that prior notice of the transfer is given to our company confirming (i) the number of exchangeable shares to be transferred (the “recirculated exchangeable shares”), (ii) the approval by the Brookfield Corporation board of directors of the issuance of the Brookfield Class A Shares issuable on exchange of the recirculated exchangeable shares (“Additional Brookfield Class A Shares”), (iii) if the exchangeable shares are then listed on any stock exchange, the approval of the stock exchange for the listing of the Additional Brookfield Class A Shares and (iv) the satisfaction by Brookfield Corporation of the securities laws applicable to the transfer (provided that this shall not be interpreted as requiring our company to register such recirculated exchangeable share).

Redemption
Our board will have the right, subject to the prior written consent of Brookfield Corporation, as the sole holder, directly or indirectly, of the class C shares, and upon sixty days’ prior written notice to holders of exchangeable shares, to redeem all of the then outstanding exchangeable shares at any time and for any reason, in its sole discretion and subject to applicable law, including without limitation following the occurrence of any of the following redemption events: (i) the total number of class A exchangeable shares outstanding decreases by 50% or more over any six-month period; (ii) the daily market value of the class A exchangeable shares (based on the closing price on the NYSE on each trading day) (A) is less than $250 million for more than six consecutive months or (B) decreases by 50% or more from its high over any three-month period; (iii) a person acquires 90% of the Brookfield Class A Shares in a take-over bid (as defined by applicable securities law); (iv) shareholders of Brookfield Corporation approve an acquisition of Brookfield Corporation by way of arrangement, amalgamation or similar transaction; (v) shareholders of Brookfield Corporation approve a restructuring or other reorganization of Brookfield Corporation or a liquidation, insolvency or winding-up of Brookfield Corporation is pending; (vi) there is a pending sale of all or substantially all of Brookfield Corporation’s assets; (vii) there is a change of law (whether by legislative, governmental or judicial action), administrative practice or interpretation, or a change in circumstances of our company and our shareholders, that may result in adverse tax consequences for our company or our shareholders; or (viii) our board, in its sole discretion, concludes that the holders of exchangeable shares are adversely impacted by a fact, change or other circumstance relating to our company. For greater certainty, shareholders do not have the ability to vote on such redemption and the board’s decision to redeem all of the then outstanding exchangeable shares will be final.
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
Liquidation
Brookfield Corporation, as the sole holder, directly or indirectly, of our class C shares, will have the right, subject to applicable law, to require our company to commence a liquidation of our company following the occurrence of certain events. See Item 10.B “Memorandum and Articles of Association — Class C Shares — Liquidation” for more information.
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
Class C Shares
The following description of class C shares sets forth certain general terms and provisions of class C shares. This description is in all respects subject to and qualified in its entirety by reference to applicable law and the provisions of our company’s memorandum of association or bye-laws. All of the outstanding class C shares are held directly or indirectly by Brookfield Corporation.

Voting
Except as described below or as required by law, the holder of the class C shares shall be entitled to notice of, and to attend, any meetings of shareholders of our company, but shall not otherwise be entitled to vote at any such meetings. Under our memorandum of association and bye-laws, the holder of the class C shares will be entitled to consent to (a) any redemption of the class A exchangeable shares by our company; (b) any amendment to our memorandum of association or bye-laws, including, for greater certainty, the terms attached to the class A exchangeable shares, class A-1 exchangeable shares, the class B shares or any other shares ranking senior to the class C shares; (c) any merger or similar reorganization of our company (including a sale of all or substantially all of its assets); (d) a continuance to another jurisdiction of incorporation; or (e) the commencement of a voluntarily liquidation of our company.
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
Liquidation
The holder of class C shares will have the right, subject to applicable law, to resolve that our company commence a voluntary liquidation of our company following the occurrence of any of the following events: (i) the total number of class A exchangeable shares outstanding decreases by 50% or more over any six-month period; (ii) the daily market value of the class A exchangeable shares (based on the closing price on each trading day) (A) is less than $250 million for more than six consecutive months or (B) decreases by 50% or more from its high over any three-month period; (iii) a person acquires 90% of the Brookfield Class A Shares in a take-over bid (as defined by applicable securities law); (iv) the shareholders of Brookfield Corporation approve a sale of all or substantially all of the assets of Brookfield Corporation or an acquisition of Brookfield Corporation by way of arrangement, amalgamation or similar transaction; (v) the shareholders of Brookfield Corporation approve a restructuring or other reorganization of Brookfield Corporation or the liquidation, dissolution or winding up of Brookfield Corporation, or any other distribution of Brookfield Corporation’s assets among its shareholders for the purpose of winding up its affairs, is pending; (vi) there is a change of law (whether by legislative, governmental or judicial action), administrative practice or interpretation, or a change in circumstances of our company and our shareholders, that may result in adverse tax consequences for our company or our shareholders; (vii) the holder, in good faith, concludes that it is materially adversely impacted by an external fact unrelated to our company, a change, or other circumstance relating to our company or Brookfield that was not known to it on the effective date of the special dividend; or (viii) on any day during the months of January and June commencing in 2022 and every year thereafter, more than 20% of the total number of the class A exchangeable shares outstanding are controlled by one person or group of persons acting jointly or in concert within the meaning of applicable securities laws; provided that, in the case of all circumstances other than (ii), the circumstance cannot be cured within a period of 30 days. The foregoing right will only be exercisable following the expiration of such cure period (or in the case of (ii), following the occurrence of the event) and shall expire (A) in the case of all circumstances other than (viii), on the 90th day thereafter, (B) in the case of (viii), on the 60th day thereafter, and (C) in the case of (viii), the right will only be exercisable in the event that more than 20% of the total number of class A exchangeable shares outstanding are controlled by one person or group of persons acting jointly and in concert within the meaning of applicable securities laws at the time such right is exercised. For greater certainty, no consent or resolution of the class A exchangeable shares, class B shares, or any other class of shares will be required in connection with the commencement of such liquidation by the holder of the class C shares.
Any liquidation of our company pursuant to the foregoing will be subject to no less than 60 days’ prior written notice of the date of liquidation being provided to holders of class A exchangeable shares.

Upon any liquidation, dissolution or winding up of our company, subject to the prior rights of holders of Preferred Shares and after the payment in full of the amount due to the holders of class A exchangeable shares, class A-1 exchangeable shares and class B shares described in Item 10.B “Memorandum and Articles of Association — Class A Exchangeable Shares and Class A-1 Exchangeable Shares and Class B Shares — Liquidation”, the remaining assets and property of our company will be distributed among the holders of class C shares.
Conversion of Tendered Exchangeable Shares
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
Class A Junior Preferred Shares, Series 1 and Class A Junior Preferred Shares, Series 2
The following description of the Class A Junior Preferred Shares, Series 1 and Class A Junior Preferred Shares, Series 2 (the “Issued Class A Junior Preferred Shares”) sets forth certain general terms and provisions of the Issued Class A Junior Preferred Shares. This description is in all respects subject to and qualified in its entirety by reference to applicable law and the provisions of our memorandum of association, bye-laws or the respective certificate of designation. As of March 25, 2024, there were 98,351,547 Class A Junior Preferred Shares, Series 1 and 2,108,733 Class A Junior Preferred Shares, Series 2 outstanding. For a full description of the designation, preferences and privileges, voting rights, relative, participating, optional and other special rights, and qualifications, limitations and restrictions of the Issued Class A Junior Preferred Shares, in addition to those set forth in our bye-laws, please refer to the certificates of designation for the Class A Junior Preferred Shares, Series 1 and the Class A Junior Preferred Shares, Series 2, copies of which are available on our website at https://bnre.brookfield.com and on our SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov.
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
Conversion
At the Option of the Holder. Subject to the provisions of the Bermuda Act, our bye-laws and the respective certificate of designation for the Issued Class A Junior Preferred Shares, any holder of Issued Class A Junior Preferred Shares shall be entitled at any time prior to the Liquidation Date (as defined in our bye-laws), to have all, or from time to time any part, of such holder’s Issued Class A Junior Preferred Shares converted into a number of class C shares (which may include a fraction of a class C share) at a conversion rate, for each such Issued Class A Junior Preferred Share in respect of which the conversion right is exercised, equal to the number obtained by dividing US$25.00 together with an amount equal to all distributions accrued and unpaid thereon on a Issued Class A Junior Preferred Share up to but excluding the date fixed for conversion, by the fair market value of a Class C Share as determined by the board. The right of conversion may be exercised by notice in writing given to our company, which notice shall specify the number of Issued Class A Junior Preferred Shares that the holder of Issued Class A Junior Preferred Shares desires to have converted. Upon receipt of such notice, our company shall, subject to applicable Law, promptly redeem the Issued Class A Junior Preferred Shares subject to the notice in exchange for the issue to the converting holder of Issued Class A Junior Preferred Shares of the requisite number of class C shares and our company shall cancel the converted Issued Class A Junior Preferred Shares subject to the notice effective concurrently therewith.

At the Option of the Company. Subject to the provisions of the Bermuda Act, our bye-laws, the respective certificate of designation for the Issued Class A Junior Preferred Shares and to the rights, privileges, restrictions and conditions attaching to any other class or shares of our company ranking in priority to the Issued Class A Junior Preferred Shares, at any time on or after the earlier of (i) the fiftieth (50th) anniversary from the First Issue Date (as defined in the respective certificate of designation for the Issued Class A Junior Preferred Shares), or (ii) on the business day immediately preceding the Liquidation Date, our company may, upon notice as hereinafter described, convert all, or from time to time any part, of the then outstanding Issued Class A Junior Preferred Shares into a number of Class C Shares (which may include a fraction of a Class C Share) at a conversion rate, for each such Issued Class A Junior Preferred Shares in respect of which the conversion right is exercised, equal to the number obtained by dividing US$25.00 together with an amount equal to all distributions accrued and unpaid thereon on a Issued Class A Junior Preferred Share up to but excluding the Company’s Conversion Date (as hereinafter defined), by the fair market value of a class C share as determined by the Board. The right of conversion may be exercised by notice in writing given to each holder of Issued Class A Junior Preferred Shares, which notice (the “Company’s Conversion Notice”) shall specify the number of Issued Class A Junior Preferred Shares held by such holder that will be converted and the date fixed by our company for conversion (the “Company’s Conversion Date”), provided that in the case of a Liquidation Event (as defined in our bye-laws), our company must notify each holder of Issued Class A Junior Preferred Shares of its intention to exercise such right at least thirty (30) days before the Liquidation Date in the case of a voluntary liquidation, dissolution or winding up of our company and at least five (5) Business Days before the Liquidation Date in the case of an involuntary liquidation, dissolution or winding up of our company. The Issued Class A Junior Preferred Shares that are the subject of a Company’s Conversion Notice shall be converted effective on the Company’s Conversion Date. If less than all of the then outstanding Class A Junior Preferred Shares, Series 1 or Class A Junior Preferred Shares, Series 2, as applicable, are at any time to be converted at the option of our company, then the particular Class A Junior Preferred Shares, Series 1 or Class A Junior Preferred Shares, Series 2, as applicable, to be so converted shall be selected on a pro rata basis. Upon exercise by our company of its right to convert Issued Class A Junior Preferred Shares into class C shares, our company is not required to issue class C shares to any person whose address is in, or whom our company or its transfer agent has reason to believe is a resident of, any jurisdiction outside of Canada, to the extent that such issue would require compliance by our company with the securities or other laws of such jurisdiction.
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

Rights Agreement
Brookfield Corporation and our company have entered into the Rights Agreement with the rights agent pursuant to which Brookfield Corporation has agreed that Brookfield Corporation will satisfy, or will cause to be satisfied, the obligations pursuant to our bye-laws to exchange our exchangeable shares for Brookfield Class A Shares (or their cash equivalent) plus unpaid distributions. The Rights Agreement is available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR+ at www.sedarplus.ca.
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
Comparison of the Rights of Holders of Exchangeable Shares and Brookfield Class A Shares
The rights of holders of Brookfield Class A Shares are governed by the OBCA and Brookfield Corporation’s articles of amalgamation and by-laws. The rights of holders of the exchangeable shares are governed by Bermuda law, its memorandum of association and bye-laws.
The following comparison is a summary of certain material differences between the rights of holders of exchangeable shares and holders of the Brookfield Class A Shares under the governing documents of our company and Brookfield Corporation, respectively, and the applicable laws noted above. The following summary is qualified in its entirety by reference to the relevant provisions of (i) the Bermuda Act, (ii) the OBCA, (iii) our company’s memorandum of association and bye-laws, and (iv) the articles and by-laws of Brookfield Corporation.
This section does not include a complete description of all of the differences between the rights of holders of exchangeable shares and holders of the Brookfield Class A Shares, nor does it include a complete description of the specific rights of such holders. Furthermore, the identification of some of the differences in the rights of such holders is not intended to indicate that other differences that may be equally important do not exist. You are urged to read carefully the relevant provisions of Bermuda law and Ontario law, as well as the governing documents of each of our company and Brookfield Corporation, each as amended, restated, supplemented or otherwise modified from time to time, copies of which are available, without charge, to any person and are available on the SEC website at www.sec.gov or on SEDAR+ at www.sedarplus.ca.
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
Our company’s bye-laws provide that any alteration of its memorandum of association and bye-laws, including any variation in the terms attached to any class of shares, or an amalgamation or merger (other than with a wholly-owned subsidiary) is subject to the approval by a majority of the votes cast on the resolution (instead of two-thirds as would generally be required under the OBCA). Our bye-laws further provide that, Brookfield Corporation, as the sole holder of our class C shares, is entitled to consent to resolutions relating to a number of fundamental matters and will have the right, subject to applicable law, to require us to commence a members’ voluntary liquidation of our company following the occurrence of certain events. For greater certainty, no consent or resolution of the exchangeable shares, class B shares, or any other class of shares will be required in connection with the commencement of such members’ voluntary liquidation by the holder of the class C shares.
Under our company’s bye-laws, in addition to the approval by the board of directors, and consistent with Brookfield Corporation, any matter requiring the approval of holders of shares (excluding those matters that only require approval of our company’s class C shareholder) must be approved by a majority or, where a higher threshold is specified under applicable law, the higher percentage of the votes cast by holders of the exchangeable shares who vote in respect of the resolution; and by a majority or, where a higher threshold is specified under applicable law, the higher percentage of the votes cast by holders of class B shares who vote in respect of the resolution.
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
Our bye-laws provide that, for as long the exchangeable shares are listed on the TSX or the NYSE, exchangeable shares issued shall be non-assessable and shall not be issued until the consideration for the share is fully paid in money or in property (the issuance of promissory notes is not sufficient) or past services that are not less in value than the fair equivalent of the money that would have been received if the share had been issued for money.
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
The exchangeable shares are not to be treated as securities that are convertible into Brookfield Class A Shares for purposes of the application of applicable Canadian or U.S. rules relating to takeover bids, issuer bids and tender offers. As a result, holders of exchangeable shares will not be entitled to participate in an offer or bid made to acquire Brookfield Class A Shares unless such offer has been extended to holders of exchangeable shares.
Subject to (i) Bermuda exchange control regulations and any consent of, or notification to, the BMA as required thereunder, and (ii) any limitations or provisions to the contrary in its bye-laws, registered shares of a company incorporated under the Bermuda Act may be transferred by a written instrument of transfer. In the absence of a written instrument of transfer, the directors may accept such evidence of a transfer of shares as they consider appropriate.
10.C    MATERIAL CONTRACTS
The following are the only material contracts, other than the contracts entered into in the ordinary course of business, which (i) have been entered into by our within the past two years or (ii) are otherwise material to our company:
1.    Agreement and Plan of Merger dated July 4, 2023 between our company, Arches Merger Sub, Inc., AEL Holdco and Brookfield Asset Management.
2.    Amended and Restated Rights Agreement dated March 21, 2023 between Brookfield Corporation, our company and the rights agent described below.
3.    Amended and Restated Support Agreement dated March 21, 2023 between our company and Brookfield Corporation, described below, as further amended effective March 22, 2024.
4.    Amended and Restated Administration Agreement dated August 5, 2022 between our company and Brookfield Corporation described below, as further amended by the Administration Agreement Amendment effective March 22, 2024.
5.    Trademark Sublicense Agreement dated June 28, 2021 between our company and Brookfield Corporation, described below.
6.    Credit Agreement dated June 28, 2021 between our company, as lender, and Brookfield US Holdings Inc. and Brookfield International Holdings Inc., as lenders, and BAM Re Holdings Ltd., NER SPC, NER Ltd. and BAC, as borrowers, as amended, described below.

7.    Equity Commitment Agreement dated June 28, 2021 between our company and Brookfield Corporation, described below.
Copies of the agreements noted above will be provided, free of charge, by our company and are available electronically on our EDGAR profile at www.sec.gov and on our SEDAR+ profile at www.sedarplus.ca. Written requests for such documents should be directed to our Corporate Secretary at Ideation House, First Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda, Tel: +1 (441)-405-7811. The following is a summary of the principal terms of some of our material contracts:
Support Agreement
Our company entered into the Amended and Restated Support Agreement with Brookfield Corporation dated March 21, 2023, as further amended on March 22, 2024 (the “Support Agreement”), pursuant to which Brookfield Corporation has agreed to support the economic equivalence of the exchangeable shares and Brookfield Class A Shares for so long as exchangeable shares not owned by Brookfield are outstanding and there has not been an amendment to the exchange feature by agreeing to, among other things, take all actions reasonably necessary to enable our company to pay quarterly distributions, the liquidation amount or the amount payable on a redemption of exchangeable shares, as the case may be.
As set forth in the Support Agreement, we may, from time to time, where it is in the best interest of our subsidiaries and their policyholders to do so, appoint Brookfield as investment manager. Brookfield Corporation has also agreed that it will, or will cause the appropriate Brookfield entity, to accept such appointment. For more information, see “— Investment Management Agreements” below for the terms of the Investment Management Agreements.
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
The Administration Agreement
Brookfield Corporation provides administrative services to our company on a cost recovery basis under the Amended and Restated Administration Agreement dated August 5, 2022, as further amended by the Administration Agreement Amendment on March 22, 2024. The following is a summary of certain provisions of the Administration Agreement and is qualified in its entirety by reference to all of the provisions of the agreement. Because this description is only a summary of the Administration Agreement, it does not necessarily contain all of the information that you may find useful. We therefore urge you to review the Administration Agreement in its entirety. The Administration Agreement is available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR+ at www.sedarplus.ca.
General
Pursuant to the Administration Agreement, Brookfield Corporation provides, or cause to be provided, if and as requested by our company, and in each case, subject to the overriding supervision and direction of our board, certain administrative and support services. On March 22, 2024, our company gave notice to Brookfield Corporation of its intention to internalize the services of our company’s Chief Executive Officer, Chief Financial Officer and Chief Investment Officer, and our company directly employed such executives effective as of March 22, 2024. Following receipt of such notice, our company and Brookfield Corporation agreed to amend the Administration Agreement (the “Administration Agreement Amendment”) to reflect the fact that the services of our company’s Chief Executive Officer, Chief Financial Officer and Chief Investment Officer will no longer be provided by Brookfield Corporation under the Administration Agreement. The Administration Agreement Amendment also clarifies that on a go forward basis, Brookfield Corporation will only be responsible for providing support for payroll processing and administration, benefits administration, support for equity compensation administration and reporting, information technology systems and support and the provision of office space, together with any other services agreed upon from time to time.
Brookfield Corporation has agreed to provide these services to our company on a cost-recovery basis.

The Administration Agreement contains an acknowledgement that Brookfield Corporation may engage in other businesses that may be similar to or in competition with our company’s affairs. In the event of a conflict that results in the provision of services under the Administration Agreement being impracticable, Brookfield Corporation will provide our company with written notice of the conflict and our company will be entitled to retain one or more third parties to perform the administrative services to which the conflict relates.
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
Subject to the terms of the Investment Management Agreements, Brookfield has discretionary authority to manage the investment and reinvestment of the funds and assets of the accounts holding the assets backing the assumed liabilities in accordance with the investment guidelines specified therein. The investment guidelines will generally permit Brookfield to invest such assets in a wide range of private and/or public debt, loans, securitizations, structured products, loan originations and other credit instruments or lending opportunities, co-investments, and other types of investment arrangements, including investments in Brookfield Accounts, in certain cases determined by the investment manager or any sub-advisors on a discretionary basis and otherwise, in each case, in accordance with the terms and conditions of the relevant Investment Management Agreement and applicable insurance investment laws.
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

The credit facility is available in U.S. or Canadian dollars, and advances will be made by way of Adjusted Term SOFR, U.S. base rate, bankers’ acceptance rate or Canadian prime rate loans. The credit facility is expected to bear interest at the specified rate plus 2%, plus an applicable spread, in each case subject to adjustment from time to time as the parties may agree. In addition, the credit facility will contemplate deposit arrangements pursuant to which the lender would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at a reduced rate of interest.
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
10.D    EXCHANGE CONTROLS
There are currently no governmental laws, decrees, regulations or other legislation of Canada, the United States or Bermuda which restrict the import or export of capital, including the availability of cash and cash equivalents for use by our group and their subsidiaries, or the remittance of distributions, interest or other payments to non-residents of Canada or the United States holding exchangeable shares.
10.E    TAXATION
Certain Material United States Federal Income Tax Considerations
The following discussion summarizes certain material U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) with respect to the ownership and disposition of exchangeable shares, as well as certain U.S. federal income tax considerations relevant to our company and its subsidiaries. This discussion only addresses persons that hold exchangeable shares or Brookfield Class A Shares received pursuant to the exercise of the exchange right as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to particular holders of exchangeable shares (or Brookfield Class A Shares received pursuant to the exercise of the exchange right) in light of their personal circumstances, or to any holders subject to special treatment under the Code, such as:
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
•U.S. expatriates and former citizens or long-term residents of United States;
•persons subject to the alternative minimum tax;
•persons who own (directly, indirectly, or constructively) 10% or more of the total voting power of all classes of shares entitled to vote or of the total value of all classes of shares of either of our company or Brookfield Corporation;
•persons who hold their exchangeable shares (or Brookfield Class A Shares received pursuant to the exercise of the exchange right) as part of a straddle, hedging, conversion, constructive sale, wash sale, or other integrated or similar transaction;
•partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes (and investors therein);
•persons who are subject to special tax accounting rules under Section 451(b) of the Code; and
•persons who received their exchangeable shares through the exercise of employee stock options or otherwise as compensation or through tax-qualified retirement plans.
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of exchangeable shares (or Brookfield Class A Shares received pursuant to the exercise of the exchange right) that for U.S. federal income tax purposes is:
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
If a partnership, including for this purpose any arrangement or entity that is treated as a partnership for U.S. federal income tax purposes, holds exchangeable shares (or Brookfield Class A Shares received pursuant to the exercise of the exchange right), the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Holders that are partnerships for U.S. federal income tax purposes and the partners in such partnerships are urged to consult their tax advisers regarding the U.S. federal income tax consequences of the ownership and disposition of such shares.
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

This discussion is for informational purposes only and is not tax advice. No statutory, judicial, or administrative authority directly addresses the treatment of a security similar to the exchangeable shares for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of exchangeable shares are uncertain. Holders of exchangeable shares are urged to consult their tax advisers regarding the U.S. federal income tax consequences to them of the ownership and disposition of exchangeable shares in light of their particular circumstances, as well as any tax consequences arising under the U.S. federal tax laws other than those pertaining to income tax, including estate or gift tax laws, or under any state, local, or non-U.S. tax laws or any applicable income tax treaty.
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
Characterization of the Exchangeable Shares
The U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of exchangeable shares depend, in part, on whether the exchangeable shares are, for U.S. federal income tax purposes, treated as stock of our company. No authority directly addresses the U.S. federal income tax treatment of a security with terms and related rights similar to the exchangeable shares, and therefore the tax treatment of the exchangeable shares is uncertain. We treat the exchangeable shares as stock of our company for all U.S. federal income tax purposes, including for U.S. federal income tax reporting purposes, and we believe that U.S. Holders have a reasonable basis for taking this position. However, alternative characterizations are possible. For example, the IRS or a court might characterize the exchangeable shares and related rights as stock of Brookfield Corporation or as derivative financial instruments, with complex and uncertain tax consequences, as described in greater detail below under the heading “— Taxation of U.S. Holders”. Moreover, no assurance can be provided that the IRS or a court will agree with our position that the exchangeable shares constitute stock of our company, and the U.S. federal income tax consequences of an alternative characterization of the exchangeable shares could be materially adverse to U.S. Holders. For certain tax reporting and penalty considerations with respect to U.S. federal income tax positions for which there is only a reasonable basis, see the discussion below under the heading “— Taxation of U.S. Holders — Accuracy-Related Penalties”.

An exchange right that is not a component of exchangeable stock—such as the exchange rights associated with the exchangeable shares under the Rights Agreement—may be treated for certain U.S. federal income tax purposes as separate property other than stock. We believe the exchange rights associated with the exchangeable shares have only nominal value, and the following discussion assumes that this treatment of the exchange rights as having only nominal value is correct. U.S. Holders are urged to consult their tax advisers regarding the proper treatment of the exchangeable shares and related rights for U.S. federal income tax purposes.
Taxation of U.S. Holders
Ownership and Disposition of Exchangeable Shares — Consequences if Treated as Stock of Our Company
The discussion under this heading describes certain U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of exchangeable shares if, consistent with our intended tax position, the class A exchangeable shares and class A-1 exchangeable shares are treated as stock of our company for U.S. federal income tax purposes. Accordingly, the following discussion under this heading assumes that the treatment of the exchangeable shares as stock of our company for U.S. federal income tax purposes is correct.
Distributions on Exchangeable Shares
Subject to the considerations below relating to PFICs, RPII, and Section 1248 of the Code, the gross amount of a distribution paid to a U.S. Holder with respect to exchangeable shares will be included in the holder’s gross income as a dividend to the extent paid out of our company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of a distribution exceeds our company’s current and accumulated earnings and profits, the excess would be treated as a recovery of basis to the extent of the holder’s basis in exchangeable shares and then as capital gain. As of the date hereof, we do not believe that our company has any accumulated earnings and profits, nor do we expect it to have earnings and profits for the current taxable year or in the foreseeable future. Distributions on exchangeable shares are therefore generally expected to be treated as a recovery of tax basis or as capital gain, instead of dividend income.
Dividends received by individuals and other non-corporate U.S. Holders of exchangeable shares readily tradable on the NYSE generally will be “qualified dividend income” subject to tax at preferential rates applicable to long-term capital gains, provided that such holders meet certain holding period and other requirements and our company is not treated as a PFIC for the taxable year in which the dividend is paid or for the preceding taxable year. Dividends on exchangeable shares generally will not be eligible for the dividends-received deduction allowed to corporations. Each U.S. Holder is urged to consult a tax adviser regarding the application of the relevant rules in light of the holder’s particular circumstances.
Dividends paid by our company generally will constitute foreign-source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends distributed by our company with respect to exchangeable shares generally will constitute “passive category income”. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisers regarding the availability of the foreign tax credit with respect to their particular circumstances.

Sale, Exchange, Redemption, or Other Disposition of Exchangeable Shares
Subject to the considerations below relating to PFICs, RPII, and Section 1248 of the Code, a U.S. Holder generally will recognize capital gain or loss upon the sale, exchange (including pursuant to the U.S. Holder’s exercise of the exchange right), redemption (other than a redemption that is treated as a distribution, as described in the following paragraph), or other taxable disposition of the exchangeable shares (including pursuant to Brookfield Corporation’s exercise of its overriding call right) equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in the exchangeable shares so disposed. The amount realized will equal the amount of cash, if any, plus the fair market value of any property received (such as Brookfield Class A Shares received upon the U.S. Holder’s exercise of the exchange right or pursuant to Brookfield Corporation’s exercise of its overriding call right). Any such capital gain or loss will be long-term capital gain or loss if the holder’s holding period for the exchangeable shares exceeds one year at the time of disposition. Gain or loss, as well as the holding period for the exchangeable shares, will be determined separately for each block of exchangeable shares (that is, shares acquired at the same cost in a single transaction) sold or otherwise subject to a taxable disposition. Gain or loss recognized by a U.S. Holder generally will be treated as U.S.-source gain or loss for foreign tax credit limitation purposes. Long-term capital gains of non-corporate U.S. Holders generally are taxed at preferential rates. The deductibility of capital losses is subject to limitations. A U.S. Holder receiving Brookfield Class A Shares pursuant to the holder’s exercise of the exchange right (or pursuant to Brookfield Corporation’s exercise of its overriding call right) will have a tax basis in such Brookfield Class A Shares equal to their fair market value at the time of the disposition, and the holding period for such shares will begin on the following day.
A redemption of exchangeable shares by our company will be treated as a sale or exchange as described above if such redemption is (i) in “complete redemption” of the U.S. Holder’s equity interest in our company, (ii) a “substantially disproportionate” redemption of stock, or (iii) “not essentially equivalent to a dividend”, in each case within the meaning of Section 302(b) of the Code. In determining whether any of these tests has been met with respect to the redemption of exchangeable shares, each U.S. Holder may be required to take into account not only the exchangeable shares and other equity interests in our company actually owned by the holder, but also other equity interests in our company that are constructively owned by the holder within the meaning of Section 318 of the Code, including by reason of owning Brookfield Class A Shares. If a U.S. Holder owns (actually or constructively) only an insubstantial percentage of the total equity interests in our company and exercises no control over our company’s corporate affairs, the holder may be entitled to sale or exchange treatment on a redemption of the exchangeable shares if the holder experiences a reduction in its equity interest in our company (taking into account any constructively owned equity interests) as a result of the redemption. If a U.S. Holder meets none of the alternative tests of Section 302(b) of the Code, the redemption will be treated as a distribution subject to the rules described above. The amount of the distribution will be equal to the amount of cash and the fair market value of any property received (such as Brookfield Class A Shares). Because the determination as to whether any of the alternative tests of Section 302(b) of the Code is satisfied with respect to any particular U.S. Holder of exchangeable shares will depend upon the facts and circumstances as of the time the determination is made, each U.S. Holder is urged to consult a tax adviser regarding the tax treatment of a redemption, including the calculation of the holder’s tax basis in any remaining exchangeable shares in the event of a redemption that is treated as a distribution. For a general discussion of the tax consequences to a U.S. Holder of owning and disposing of Brookfield Class A Shares received upon the exchange or redemption of exchangeable shares for Brookfield Class A Shares, see the discussion below under the heading “— Ownership and Disposition of Brookfield Class A Shares Received Pursuant to the Exercise of the Exchange Right”.
A U.S. Holder that converts class A-1 exchangeable shares into class A exchangeable shares pursuant to the exercise of the conversion right generally will not recognize gain or loss upon the receipt of the class A exchangeable shares. The aggregate tax basis of the class A exchangeable shares that a U.S. Holder receives for its class A-1 exchangeable shares will be the same as the aggregate tax basis of the class A-1 exchangeable shares so converted. The holding period for class A exchangeable shares received pursuant to the exercise of the conversion right will include the U.S. Holder’s holding period for the class A-1 exchangeable shares so converted.

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
Based on the current and expected income, assets, and activities of our company, we do not expect our company to be classified as a PFIC for the current taxable year or in the foreseeable future. However, there is significant uncertainty regarding the application of the final and proposed regulations. The IRS has requested comments on several aspects of the proposed regulations governing the active conduct of an insurance business, and it is uncertain when the proposed regulations will be made final or whether the provisions of any final or temporary regulations will vary from the proposed regulations. Moreover, the PFIC determination is made annually as of the end of each taxable year and depends on a number of factors, some of which are beyond our company’s control, including the value of our company’s assets and the amount and type of its income. Accordingly, there can be no assurance that our company or any of its non-U.S. subsidiaries will not be classified as PFICs for any taxable year or that the IRS will agree with our company’s belief regarding its PFIC status.
In general, if our company were a PFIC for any taxable year during a U.S. Holder’s holding period for exchangeable shares, then gain recognized by the U.S. Holder upon the sale or other taxable disposition of the exchangeable shares would be allocated ratably over the U.S. Holder’s holding period for the exchangeable shares. The amounts allocated to the taxable year of the sale or other taxable disposition and to any year before our company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder on its exchangeable shares were to exceed 125% of the average of the annual distributions on the exchangeable shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. If our company were classified as a PFIC for any taxable year during a U.S. Holder’s holding period for exchangeable shares, our company generally would continue to be treated as a PFIC with respect to the holder in all succeeding years, even if our company ceased to satisfy the requirements for being a PFIC. In addition, if our company were classified as a PFIC with respect to a U.S. Holder, to the extent any of our subsidiaries were also PFICs, the holder might be deemed to own shares in any such lower-tier PFICs directly or indirectly owned by our company in that proportion which the value of the exchangeable shares owned by the holder bears to the value of all of our shares, and the holder therefore might be subject to the adverse tax consequences described above with respect to the shares of such lower-tier PFICs deemed owned by the holder.

Certain elections may be available to mitigate the adverse tax consequences of PFIC status described above. If a U.S. Holder were to elect to treat its interest in our company as a “qualified electing fund” (“QEF Election”) for the first year the holder were treated as holding such interest, then in lieu of the tax consequences described above, the holder would be required to include in income each year a portion of the ordinary earnings and net capital gains of our company, even if not distributed to the holder. A QEF Election must be made by a U.S. Holder on an entity-by-entity basis. To make a QEF Election, a U.S. Holder must, among other things, obtain a PFIC annual information statement from our company and prepare and submit IRS Form 8621 with the holder’s annual income tax return. If, contrary to our expectations, we determine that our company is a PFIC for any taxable year, then to the extent reasonably practicable, we intend to timely provide U.S. Holders with information related to the PFIC status of our company and each non-U.S. subsidiary that we are able to identify as a PFIC, including information necessary to make a QEF Election with respect to each such entity.
In lieu of making a QEF Election, if our company is a PFIC for any taxable year and the exchangeable shares held by a U.S. Holder are treated as “marketable stock” in such year, then a U.S. Holder may avoid the unfavorable rules described above by making a mark-to-market election with respect to the holder’s exchangeable shares. A class of exchangeable shares will be marketable if the shares of such class are regularly traded on certain qualified exchanges, including the NYSE. For these purposes, a class of exchangeable shares generally will be considered regularly traded during any calendar year during which the shares are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. There can be no assurance that trading in a class of exchangeable shares will be sufficiently regular for the shares to qualify as marketable stock. Moreover, we generally do not expect the mark-to-market election to be available with respect to any non-U.S. subsidiary classified as a PFIC. In general, if a U.S. Holder were to make a timely and effective mark-to-market election, the holder would include as ordinary income each year the excess, if any, of the fair market value of the holder’s exchangeable shares at the end of the taxable year over its adjusted basis in exchangeable shares. Any gain recognized by the holder on the sale or other disposition of exchangeable shares would be ordinary income, and any loss would be an ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market election and, thereafter, a capital loss.
Subject to certain exceptions, a U.S. person who owns an interest in a PFIC generally is required to file an annual report on IRS Form 8621, and the failure to file such report could result in the imposition of penalties on the U.S. person and the extension of the statute of limitations with respect to federal income tax returns filed by the U.S. person. The application of the PFIC rules to U.S. Holders is uncertain in certain respects. U.S. Holders are urged to consult their tax advisers regarding the application of the PFIC rules, including the foregoing filing requirements and the final and proposed regulations, as well as the advisability of making any available election under the PFIC rules, with respect to their ownership and disposition of exchangeable shares.
Related Person Insurance Income
Certain adverse U.S. federal income and tax reporting rules may apply to a U.S. person who, directly or indirectly, owns stock of a non-U.S. corporation that earns RPII. Because our company is a holding company and is not itself licensed as an insurance company, our company does not expect to have income treated as RPII. However, the RPII rules of the Code generally will apply to U.S. Holders who, through their ownership of exchangeable shares, are indirect shareholders of a non-U.S. insurance subsidiary if (i) the subsidiary is a RPII CFC, which generally will be the case if 25% or more of the value or voting power of such non-U.S. insurance subsidiary’s shares is owned (directly, indirectly through non-U.S. entities, or by the application of certain constructive ownership rules) by U.S. persons, and (ii) neither of the exceptions described below applies.
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
If none of the exceptions described above applies to a non-U.S. insurance subsidiary for a taxable year, then each U.S. Holder of exchangeable shares on the last day of the taxable year would be taxable currently on its allocable share of the RPII of such subsidiary. RPII would be taxable to such U.S. Holder regardless of whether the holder is an insured or related to an insured. For this purpose, all of the RPII of such subsidiaries would be allocated solely to U.S. Holders, but not in excess of a U.S. Holder’s ratable share, based on the extent of the holder’s interest in our company, of the total income of such subsidiaries and limited by the relevant subsidiary’s current year earnings and profits. A U.S. Holder that is a tax-exempt organization would be required to treat RPII as unrelated business taxable income.
RPII that is taxed to a U.S. Holder would increase the U.S. Holder’s tax basis in the exchangeable shares to which it is allocable. Dividends distributed by a non-U.S. insurance subsidiary to our company and by our company to U.S. Holders would, under regulations, be deemed to come first out of taxed RPII and to that extent would not constitute income to the holder. This would be the result whether the dividend is distributed by our company in the same year in which the RPII is taxed or a later year. The untaxed dividend would decrease a U.S. Holder’s tax basis in the exchangeable shares. Our company might seek information from its shareholders as to whether beneficial owners of exchangeable shares at the end of the year were U.S. persons, so that RPII could be apportioned among such persons. To the extent our company were unable to determine whether a beneficial owner of shares is a U.S. person, our company might assume that the owner is not a U.S. person for purposes of apportioning RPII, thereby increasing the per share RPII amount for all known U.S. Holders.
The RPII provisions are complex, and regulations interpreting the RPII provisions of the Code exist only in proposed form. Thus, the application of the RPII rules to a U.S. person who owns shares of a holding corporation, such as a U.S. Holder owning exchangeable shares of our company, is uncertain. In addition, any U.S. Holder that owns or is deemed to own 10% or more of either the total voting power or total value of all classes of stock of our company generally will be subject to additional rules under the complex regime for taxing U.S. shareholders of controlled foreign corporations generally. These additional rules are not addressed in this summary. U.S. Holders are urged to consult their tax advisers regarding the application of the foregoing rules, including the proposed Treasury Regulations, to their ownership and disposition of exchangeable shares, as well as any information reporting requirements on IRS Form 5471 (disclosing certain information regarding direct or constructive ownership of a non-U.S. insurance subsidiary) or other applicable IRS form.
Application of Section 1248 of the Code
A U.S. Holder that recognizes taxable gain from the sale or other taxable disposition of exchangeable shares may be subject to additional rules under Section 1248 of the Code. Under Section 953(c)(7) of the Code, the rules of Section 1248 of the Code apply to the sale or exchange of shares of a non-U.S. corporation that would be taxed under the provisions of the Code applicable to U.S. insurance companies if it were a U.S. corporation and that is treated as an RPII CFC (regardless of whether any of the exceptions described above for income derived from a non-U.S. insurance subsidiary applies). If Section 1248 of the Code applies under such circumstances, gain on the disposition of shares of the non-U.S. corporation may be recharacterized as a dividend to the extent of the U.S. person’s share of the corporation’s undistributed earnings and profits that were accumulated during the period that the U.S. person owned the shares (possibly whether or not those earnings and profits are attributable to RPII).

As discussed above, our company does not directly engage in an insurance or reinsurance business, but it has non-U.S. subsidiaries that do so. Existing proposed Treasury Regulations do not address whether Section 953(c)(7) of the Code may apply to the sale of stock of a non-U.S. corporation which has a non-U.S. subsidiary that is an RPII CFC and that would be taxed under the provisions of the Code applicable to U.S. insurance companies if it were a U.S. corporation. In the absence of legal authority, there is a strong argument that this specific rule should not apply to a disposition of exchangeable shares, because our company is not directly engaged in the insurance business. However, there can be no assurance that the IRS will not successfully assert that Section 953(c)(7) of the Code applies in such circumstances and thus may apply to a U.S. Holder who recognizes taxable gain from the sale or other taxable disposition of exchangeable shares. U.S. Holders are urged to consult their tax advisers regarding the potential for Section 1248 of the Code to apply to the sale or other taxable disposition of exchangeable shares, including any information reporting requirements on IRS Form 5471 or other applicable IRS form.
Ownership and Disposition of Exchangeable Shares — Consequences if Treated as Stock of Brookfield Corporation
If, contrary to our intended tax position, the class A exchangeable shares and class A-1 exchangeable shares are treated as stock of Brookfield Corporation, then the U.S. federal income tax consequences of the ownership and disposition of exchangeable shares generally will be substantially similar to the U.S. federal income tax consequences of the ownership and disposition of Brookfield Class A Shares, as described below under the heading “— Ownership and Disposition of Brookfield Class A Shares Received Pursuant to the Exercise of the Exchange Right”, except that the considerations described in the following three paragraphs will apply.
If the exchangeable shares are treated as stock of Brookfield Corporation, a U.S. Holder that receives Brookfield Class A Shares pursuant to the exercise of the exchange right (including pursuant to Brookfield Corporation’s exercise of its overriding call right or pursuant to a redemption by our company solely in exchange for Brookfield Class A Shares) generally should not recognize gain or loss upon the receipt of such Brookfield Class A Shares, except as otherwise provided under the rules relating to PFICs, RPII, and Section 1248 of the Code. The aggregate tax basis of the Brookfield Class A Shares that a U.S. Holder of exchangeable shares receives in exchange for such shares generally should be the same as the aggregate tax basis of the exchangeable shares exchanged therefor. The holding period for the Brookfield Class A Shares received pursuant to the exercise of the exchange right generally should include the U.S. Holder’s holding period for the exchangeable shares exchanged therefor. The tax consequences described in this paragraph reflect the assumption that the exchangeable shares do not constitute “nonqualified preferred stock” of Brookfield Corporation within the meaning of Section 351(g) of the Code. Preferred stock for this purpose is stock which is limited and preferred as to dividends and does not participate in corporate growth to any significant extent. Based on this definition, we believe the exchangeable shares, if treated as stock of Brookfield Corporation, should not be treated as preferred stock and therefore should not constitute nonqualified preferred stock of Brookfield Corporation. U.S. Holders are urged to consult their tax advisers regarding the tax consequences of receiving Brookfield Class A Shares in exchange for exchangeable shares if, contrary to expectation, the exchangeable shares are treated as nonqualified preferred stock of Brookfield Corporation.
If the exchangeable shares are treated as stock of Brookfield Corporation, and a U.S. Holder’s exchangeable shares are redeemed by our company for cash, then, based on Brookfield Corporation’s “control” of our company within the meaning of Section 304 of the Code, the redemption of such exchangeable shares would be treated as a distribution in redemption of the shares under Section 304 of the Code. Subject to the application of the PFIC rules with respect to Brookfield Corporation, such redemption for cash generally would be treated as a dividend to the extent of the earnings and profits of our company, and then of Brookfield Corporation, under the rules applicable to distributions on Brookfield Class A Shares, unless such distribution in redemption of exchangeable shares were treated as a sale under the alternative tests of Section 302(b) of the Code (applied with respect to Brookfield Corporation), as described above. If sale treatment did not apply, and the redemption for cash were treated as a dividend, then, subject to the rules for distributions on stock of a PFIC, the dividend might be “qualified dividend income” to non-corporate U.S. Holders, provided that certain requirements were met.

Additional U.S. tax consequences not described above could apply if, contrary to our intended tax position, one class of exchangeable shares is treated as stock of our company, and the other class of exchangeable shares is treated as stock of Brookfield Corporation for U.S. federal income tax purposes. In particular, if the class A exchangeable shares were treated as stock of our company, and the class A-1 exchangeable shares were treated as stock of Brookfield Corporation, then a U.S. Holder that converts class A-1 exchangeable shares into class A exchangeable shares pursuant to the exercise of the conversion right generally would be required to recognize gain or loss equal to the difference between the fair market value of the class A exchangeable shares received and the holder’s adjusted tax basis in the class A-1 exchangeable shares so converted. Subject to the application of the PFIC rules with respect to Brookfield Corporation, any such capital gain or loss would be long-term capital gain or loss if the holder’s holding period for the class A-1 exchangeable shares were to exceed one year at the time of the conversion. Gain or loss, as well as the holding period for the class A exchangeable shares received, would be determined separately for each block of class A-1 exchangeable shares (that is, shares acquired at the same cost in a single transaction) converted. Gain or loss recognized by a U.S. Holder generally would be treated as U.S.-source gain or loss for foreign tax credit limitation purposes. Long-term capital gains of non-corporate U.S. Holders generally are taxed at preferential rates.
The U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of exchangeable shares are uncertain. U.S. Holders are urged to consult their tax advisers regarding the U.S. federal income tax consequences of owning and disposing of exchangeable shares if, contrary to our intended tax position, one or both classes of exchangeable shares are treated for U.S. federal income tax purposes as stock of Brookfield Corporation.
Ownership and Disposition of Exchangeable Shares — Consequences if Treated as Derivative Financial Instruments
If, contrary to our intended tax position, the class A exchangeable shares and class A-1 exchangeable shares are treated as derivative financial instruments, then the U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of exchangeable shares are uncertain. Under complex U.S. federal income tax rules, distributions on the exchangeable shares could be treated as ordinary income, and the exchange or redemption of exchangeable shares for Brookfield Class A Shares, the receipt of such Brookfield Class A Shares pursuant to Brookfield Corporation’s exercise of its overriding call right, or the conversion of class A-1 exchangeable shares into class A exchangeable shares pursuant to the exercise of the conversion right could result in complex and uncertain tax consequences that could differ materially from the consequences described above.
The U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of exchangeable shares are uncertain. U.S. Holders are urged to consult their tax advisers regarding the U.S. federal income tax consequences of owning and disposing of exchangeable shares if, contrary to our intended tax position, the exchangeable shares are treated as derivative financial instruments.
Ownership and Disposition of Brookfield Class A Shares Received Pursuant to the Exercise of the Exchange Right
The discussion under this heading describes certain U.S. federal income tax consequences to a U.S. Holder of the ownership and disposition of Brookfield Class A Shares received pursuant to the exercise of the exchange right (or pursuant to Brookfield Corporation’s exercise of its overriding call right) or upon the redemption of exchangeable shares by our company in exchange for Brookfield Class A Shares
Distributions on Brookfield Class A Shares
Subject to the PFIC considerations discussed below, a U.S. Holder that receives distributions on Brookfield Class A Shares generally will be subject to U.S. federal income tax consequences substantially similar to those described above under the heading “— Ownership and Disposition of Exchangeable Shares — Consequences if Treated as Stock of Our Company — Distributions on Exchangeable Shares”. However, our company understands that Brookfield Corporation currently does not, and does not intend to, calculate its earnings and profits under U.S. federal income tax principles. Therefore, U.S. Holders should expect each distribution generally to be reported as a dividend for U.S. federal income tax purposes, even if that distribution would otherwise be treated as a recovery of basis or as capital gain under the rules described above.

Sale, Exchange, Redemption, or Other Disposition of Brookfield Class A Shares
Subject to the PFIC considerations discussed below, upon the sale, exchange, redemption, or other taxable disposition of Brookfield Class A Shares, a U.S. Holder generally will be subject to U.S. federal income tax consequences substantially similar to those described above under the heading “— Ownership and Disposition of Exchangeable Shares — Consequences if Treated as Stock of Our Company — Sale, Exchange, Redemption, or Other Disposition of Exchangeable Shares”, except that (i) the discussion of the consequences of exercising the conversion right or exchange right is not relevant for U.S. Holders of Brookfield Class A Shares, because holders of these shares do not have a conversion right or exchange right, (ii) the discussion of Brookfield Corporation’s exercise of the overriding call right is not relevant, and (iii) in the event that the Brookfield Class A Shares are redeemed by Brookfield Corporation, the alternative tests of Section 302(b) will apply by taking into account a U.S. holder’s equity interests in Brookfield Corporation (instead of our company) actually and constructively owned by the U.S. Holder.
Passive Foreign Investment Company Considerations
If Brookfield Corporation were a PFIC for any taxable year during a U.S. Holder’s holding period for Brookfield Class A Shares, then the holder generally would be subject to U.S. federal income tax consequences substantially similar to those described above under the heading “— Ownership and Disposition of Exchangeable Shares — Consequences if Treated as Stock of Our Company — Passive Foreign Investment Company Considerations”. However, in determining whether Brookfield Corporation is a PFIC, the rules regarding the availability of the “active insurance” exception are not expected to be relevant. In addition, the considerations relating to RPII and Section 1248 of the Code, as discussed above, are not expected to be relevant for U.S. Holders of Brookfield Class A Shares.
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
As discussed above, certain elections may be available to mitigate the adverse tax consequences of PFIC status. However, a U.S. Holder may make a QEF Election with respect to Brookfield Class A Shares only if Brookfield Corporation furnishes certain tax information to U.S. Holders annually, and there can be no assurance that such information will be provided. In lieu of making a QEF Election, if Brookfield Corporation is a PFIC for any taxable year and the Brookfield Class A Shares are treated as “marketable stock” in such year, then a U.S. Holder may avoid the unfavorable rules described above by making a mark-to-market election with respect to the holder’s Brookfield Class A Shares. The Brookfield Class A Shares will be marketable if they are regularly traded on certain qualified exchanges, including the NYSE. However, there can be no assurance that trading in the Brookfield Class A Shares will be sufficiently regular for the shares to qualify as marketable stock. Moreover, the mark-to-market election generally is not expected to be available with respect to any non-U.S. subsidiary of Brookfield Corporation classified as a PFIC.
U.S. Holders are urged to consult their tax advisers regarding the application of the PFIC rules, including any applicable filing requirements, as well as the advisability of making any available election under the PFIC rules, with respect to their ownership and disposition of Brookfield Class A Shares.
Medicare Tax
U.S. Holders that are individuals, estates, or trusts may be required to pay a 3.8% Medicare tax on the lesser of (i) the excess of such U.S. Holders’ “modified adjusted gross income” (or “adjusted gross income” in the case of estates and trusts) over certain thresholds and (ii) such U.S. Holders’ “net investment income” (or “undistributed net investment income” in the case of estates and trusts). For these purposes, “net investment income” includes a U.S. Holder’s share of dividends on exchangeable shares and Brookfield Class A Shares, as well as gain upon the sale or other taxable disposition of exchangeable shares and Brookfield Class A Shares. Unless a U.S. Holder elects otherwise or holds exchangeable shares or Brookfield Class A Shares in connection with certain trades or businesses, the RPII and PFIC provisions generally will not apply for purposes of determining a U.S. Holder’s net investment income. U.S. Holders are urged to consult their tax advisers regarding the implications of the 3.8% Medicare tax for their ownership and disposition of exchangeable shares and Brookfield Class A Shares.

Backup Withholding and Information Reporting
Payments of dividends to a U.S. Holder and proceeds from the sale or other disposition of exchangeable shares or Brookfield Class A Shares generally will be subject to information reporting and may, under certain circumstances, be subject to backup withholding, unless the holder provides proof of an applicable exemption or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Backup withholding is not an additional tax and generally will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.
Foreign Financial Asset Reporting
Certain U.S. persons are required to report information relating to interests in “specified foreign financial assets”, including shares issued by a non-U.S. corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds certain thresholds, subject to certain exceptions (including an exception for shares held in a custodial account maintained with a U.S. financial institution). Penalties may be imposed for a failure to disclose such information. U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of these additional reporting requirements on their ownership and disposition of exchangeable shares or Brookfield Class A Shares.
Accuracy-Related Penalties
Certain penalties may be imposed on U.S. taxpayers as a result of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax, substantial valuation misstatements, and the disallowance of claimed tax benefits by reason of a transaction lacking economic substance or failing to meet the requirements of any similar rule of law. Except with respect to the disallowance of claimed tax benefits by reason of a transaction lacking economic substance or failing to meet the requirements of any similar rule of law, however, no penalty will be imposed for any portion of any such underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion. With respect to substantial understatements of U.S. federal income tax, the amount of any understatement subject to penalty generally is reduced by that portion of the understatement which is attributable to a position adopted on a U.S. taxpayer’s federal income tax return (i) for which there is, or was, “substantial authority” or (ii) as to which there is a “reasonable basis” and the relevant facts of the position are adequately disclosed on the return. U.S. Holders are urged to consult their tax advisers regarding the implications of the foregoing accuracy-related penalty rules with respect to their ownership and disposition of exchangeable shares.
Changes in U.S. Tax Law
The tax treatment of non-U.S. companies, their U.S. and non-U.S. insurance subsidiaries, and investors in such non-U.S. companies has been significantly altered by the Tax Cuts and Jobs Act. There is significant uncertainty regarding the interpretation of certain provisions of the Tax Cuts and Jobs Act. Although some guidance has been provided, much of it remains in proposed form. In addition, it is possible that “technical corrections” or other legislation could be enacted that would alter or clarify the Tax Cuts and Jobs Act, and any such alterations or clarifications could have retroactive effect. The effect of any changes to, clarifications of, or guidance under the Tax Cuts and Jobs Act could add significant expense and have a material adverse effect on our business, financial condition, and operating results or a U.S. Holder’s ownership and disposition of exchangeable shares.
The tax treatment of non-U.S. companies and their U.S. and non-U.S. insurance subsidiaries may be the subject of future legislation. We cannot predict whether any particular proposed legislation will be enacted or, if enacted, what the specific provisions or the effective date of any such legislation would be, or whether it would have any effect on us. As a result, no assurance can be given that future legislative, administrative, or judicial developments will not result in an increase in the amount of U.S. tax payable by us or by a holder of exchangeable shares or will not reduce the attractiveness of our platform and adversely affect our business. If any such developments occur, our business, financial condition, and operating results could be materially and adversely affected, and such developments could have a material and adverse effect on an investment in exchangeable shares.
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
We intend to comply with FATCA, so as to ensure that the 30% withholding tax does not apply to any withholdable payments received by our company or any of our non-U.S. subsidiaries. In compliance with FATCA, information regarding ownership of our exchangeable shares may be reported to the IRS or to a non-U.S. governmental authority. FATCA remains subject to modification by an applicable intergovernmental agreement between the United States and another country, such as the agreement in effect between the United States and Bermuda for cooperation to facilitate the implementation of FATCA, or by future Treasury Regulations or guidance. U.S. Holders are urged to consult their tax advisers regarding the consequences under FATCA of owning and disposing of exchangeable shares.
THE FOREGOING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. THE TAX MATTERS RELATING TO OUR COMPANY, BROOKFIELD CORPORATION, AND HOLDERS OF EXCHANGEABLE SHARES AND BROOKFIELD CLASS A SHARES ARE COMPLEX AND ARE SUBJECT TO VARYING INTERPRETATIONS. MOREOVER, THE EFFECT OF EXISTING INCOME TAX LAWS, THE MEANING AND IMPACT OF WHICH ARE UNCERTAIN, AND OF PROPOSED CHANGES IN INCOME TAX LAWS WILL VARY WITH THE PARTICULAR CIRCUMSTANCES OF EACH HOLDER OF EXCHANGEABLE SHARES OR BROOKFIELD CLASS A SHARES, AND IN REVIEWING THIS ANNUAL REPORT ON FORM 20-F THESE MATTERS SHOULD BE CONSIDERED. EACH HOLDER OF EXCHANGEABLE SHARES OR BROOKFIELD CLASS A SHARES SHOULD CONSULT ITS OWN TAX ADVISER WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF EXCHANGEABLE SHARES AND BROOKFIELD CLASS A SHARES.
Certain Material Canadian Federal Income Tax Considerations
The following discussion summarizes the principal Canadian federal income tax consequences under the Tax Act and the regulations thereunder with respect to the holding and disposition of exchangeable shares and Brookfield Class A Shares received on a redemption, exchange or other disposition of exchangeable shares to our company or Brookfield Corporation (including class A exchangeable shares received on a conversion of class A-1 exchangeable shares), to a shareholder who is a beneficial owner of such shares, and who, at all relevant times, for the purposes of the Tax Act, (i) deals at arm’s length with our company and Brookfield Corporation, (ii) is not affiliated with our company or Brookfield Corporation, and (iii) holds the exchangeable shares and Brookfield Class A Shares as capital property (a “Holder”). Generally, the exchangeable shares and Brookfield Class A Shares will be capital property to a Holder provided the Holder does not acquire or hold such shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.
This summary assumes that our company is not and will not become, at any time, a resident of Canada for the purposes of the Tax Act. If our company is (or becomes) resident in Canada for the purposes of the Tax Act, the Canadian federal income tax consequences to a Holder will be different in some material respects from those described in this summary.
This summary is not applicable to a holder: (i) that is a “specified financial institution” (as defined in the Tax Act), (ii) that is a “financial institution” for purposes of the “mark-to-market property” rules in the Tax Act, (iii) an interest in which is a “tax shelter investment” (as defined in the Tax Act), (iv) that reports its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency, (v) in respect of whom our company is or will be, at any time, a “foreign affiliate” for the purposes of the Tax Act, (vi) that has or will enter into a “derivative forward agreement” or a “dividend rental arrangement” (each as defined in the Tax Act) in respect of the exchangeable shares or Brookfield Class A Shares, (vii) that is a partnership, or (viii) that is exempt from tax under the Tax Act. Such Holders should consult their own tax advisors. This summary does not address the deductibility of interest on money borrowed with respect to the exchangeable shares or Brookfield Class A Shares.

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
This summary is of a general nature only and is not, and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder or prospective Holder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Holders and prospective Holders should consult their own tax advisors with respect to an investment in the exchangeable shares or Brookfield Class A Shares, as applicable, having regard to their own particular circumstances.
Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition or deemed disposition of exchangeable shares or Brookfield Class A Shares must be expressed in Canadian currency. Amounts denominated in another currency must be converted into Canadian currency using the applicable rate of exchange (pursuant to the Tax Act) quoted by the Bank of Canada on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA.
Taxation of Holders Resident in Canada
The following portion of the summary is applicable to a Holder who, at all relevant times is resident or is deemed to be resident in Canada under the Tax Act (a “Resident Holder”).
Certain Holders whose Brookfield Class A Shares might not otherwise qualify as capital property may be entitled to make the irrevocable election permitted by subsection 39(4) of the Tax Act, the effect of which may be to deem any such Brookfield Class A Shares (and all other “Canadian securities”, as defined in the Tax Act) owned by such Holders to be capital property in the taxation year in which the election is made and in all subsequent taxation years. Holders whose Brookfield Class A Shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election. The exchangeable shares will not be “Canadian securities” for the purpose of the irrevocable election under subsection 39(4) of the Tax Act and therefore no such election will apply to the exchangeable shares. Holders who do not hold the exchangeable shares as capital property should consult their own tax advisors regarding their particular circumstances.
Holding and Disposing of the Exchangeable Shares
Returns of Capital
Any return of capital distributions paid or payable to a Resident Holder in a taxation year on a class of exchangeable shares will not be included in computing the Resident Holder’s income but will reduce the Resident Holder’s adjusted cost base of the exchangeable shares of such class. To the extent that a Resident Holder’s adjusted cost base of a class of exchangeable shares would otherwise be a negative amount, the negative amount will be deemed to be a capital gain realized by the Resident Holder and the adjusted cost base of the applicable class of exchangeable shares to the Resident Holder will be nil immediately thereafter. The income tax consequences discussed below for Resident Holders under “— Taxation of Capital Gains and Capital Losses” will generally apply to any such deemed capital gains realized by the Resident Holder.
Dividends
The full amount of dividends received (or deemed to be received) on the exchangeable shares by a Resident Holder who is an individual (other than certain trusts) will be included in computing the Resident Holder’s income and will not be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from “taxable Canadian corporations” (as defined in the Tax Act). Dividends received by an individual (other than certain trusts) may give rise to alternative minimum tax under the Tax Act, depending on the individual’s circumstances.

Dividends received on the exchangeable shares by a Resident Holder that is a corporation will be included in computing the corporate Resident Holder’s income and such Resident Holder will not be entitled to the inter-corporate dividend deduction in computing taxable income which generally applies to dividends received from taxable Canadian corporations.
A Resident Holder that is throughout the relevant taxation year a Canadian-controlled private corporation may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income”, which is defined in the Tax Act to include dividends or deemed dividends that are not deductible in computing taxable income. The additional tax and refund mechanism in respect of “aggregate investment income” would also apply to “substantive CCPCs”, as defined in the Proposed Amendments (including pursuant to anti-avoidance rules in the Proposed Amendments). Resident Holders are advised to consult their own tax advisors in this regard.
Subject to the detailed rules in the Tax Act, a Resident Holder may be entitled to a foreign tax credit or deduction for any foreign withholding tax paid with respect to dividends received by the Resident Holder on the exchangeable shares to the extent and under the circumstances described in the Tax Act. Resident Holders should consult their own tax advisors with respect to the availability of a foreign tax credit or deduction having regard to their own particular circumstances.
Redemptions, Exchanges and Other Dispositions of the Exchangeable Shares
A Resident Holder who disposes of, or who is deemed to dispose of, an exchangeable share, including a disposition to our company (whether on a redemption by our company or otherwise, but not including a conversion of a class A-1 exchangeable share into a class A exchangeable share as discussed below) or a disposition to Brookfield Corporation (whether on an exchange at the request of the Resident Holder, pursuant to the exercise by Brookfield Corporation of its call rights or otherwise), will realize a capital gain (or sustain a capital loss) equal to the amount by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the Resident Holder’s adjusted cost base of such share and any reasonable costs of disposition. Such capital gain (or capital loss) will be subject to the tax treatment described below under “— Taxation of Capital Gains and Capital Losses”.
Where exchangeable shares are redeemed by our company or our company is liquidated, dissolved or wound-up and the redemption amount or liquidation entitlement, as applicable, is satisfied by our company in Brookfield Class A Shares or where Brookfield Corporation satisfies the exchange request of a Resident Holder or exercises its call rights in connection with a redemption or liquidation, dissolution or winding-up of our company, as applicable, and the consideration for the satisfaction of the exchange request, or the exercise of the call rights, as applicable, is satisfied by Brookfield Corporation in Brookfield Class A Shares, the proceeds of disposition will be equal to the fair market value, at the time of the acquisition, of the Brookfield Class A Shares acquired by such Resident Holder plus the amount of any cash received in lieu of fractional Brookfield Class A Shares. The cost of the Brookfield Class A Shares so acquired by the Resident Holder will be equal to the fair market value thereof at the time of the acquisition. The cost of the Brookfield Class A Shares so acquired will be averaged with the adjusted cost base of all other Brookfield Class A Shares, if any, held by the Resident Holder as capital property at such time for the purpose of determining thereafter the adjusted cost base of each Brookfield Class A Share held by the Resident Holder.
For a discussion of the Canadian federal income tax consequences to Resident Holders of holding and disposing of Brookfield Class A Shares received as consideration for the satisfaction of an exchange request, or the exercise of the call rights, as applicable, see below under “— Holding and Disposing of Brookfield Class A Shares”.
Conversion of Class A-1 Exchangeable Shares into Class A Exchangeable Shares
The conversion of a class A-1 exchangeable share into a class A exchangeable share will not be a disposition for the purposes of the Tax Act, with the result that no gain or loss will be realized by a Resident Holder upon such conversion. A Resident Holder’s cost of a class A exchangeable share acquired on the conversion of a class A-1 exchangeable share will generally be equal to the adjusted cost base to the Resident Holder immediately before the conversion of the class A-1 exchangeable share so converted. The cost of a class A exchangeable share so acquired by the Resident Holder will be averaged with the adjusted cost base of all other class A exchangeable shares, if any, held by the Resident Holder as capital property at such time for the purpose of determining thereafter the adjusted cost base of each class A exchangeable share held by the Resident Holder.
The Canadian federal income tax consequences to Resident Holders of holding and disposing of class A exchangeable shares received on a conversion of class A-1 exchangeable shares is discussed above.

Taxation of Capital Gains and Capital Losses
In general, one-half of a capital gain realized by a Resident Holder must be included in computing such Resident Holder’s income as a taxable capital gain. One-half of a capital loss must be deducted as an allowable capital loss against taxable capital gains realized in the year and any remainder may be deducted against net taxable capital gains in any of the three preceding taxation years or any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.
Individuals or trusts (other than certain trusts) may be subject to an alternative minimum tax under the Tax Act in respect of net capital gains realized by them.
A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income”, which is defined in the Tax Act to include an amount in respect of taxable capital gains. The additional tax and refund mechanism in respect of “aggregate investment income” would also apply to “substantive CCPCs”, as defined in the Proposed Amendments (including pursuant to anti-avoidance rules in such proposals). Resident Holders are advised to consult their own tax advisors in this regard.
Foreign Property Information Reporting
Generally, a Resident Holder that is a “specified Canadian entity” (as defined in the Tax Act) for a taxation year or a fiscal period and whose total “cost amount” of “specified foreign property” (as such terms are defined in the Tax Act), including the exchangeable shares, at any time in the year or fiscal period exceeds C$100,000 will be required to file an information return with the CRA for the year or fiscal period disclosing certain prescribed information in respect of such property. Subject to certain exceptions, a Resident Holder generally will be a specified Canadian entity. The exchangeable shares will be specified foreign property of a Resident Holder for these purposes. Penalties may apply where a Resident Holder fails to file the required information return in respect of such Resident Holder’s specified foreign property on a timely basis in accordance with the Tax Act.
The reporting rules in the Tax Act relating to specified foreign property are complex and this summary does not purport to address all circumstances in which reporting may be required by a Resident Holder. Resident Holders should consult their own tax advisors regarding compliance with the reporting rules contained in the Tax Act.
Offshore Investment Fund Property
The “offshore investment fund property rules” in the Tax Act (the “OIFP Rules”) may require a Resident Holder to include in income in each taxation year an amount in respect of acquiring, holding or having a, exchangeable share.
These rules may apply to a Resident Holder in respect of an exchangeable share if two conditions are satisfied: (a) the value of such exchangeable share may reasonably be considered to be derived, directly or indirectly, primarily from portfolio investments in: (i) shares of the capital stock of one or more corporations, (ii) indebtedness or annuities, (iii) interests in one or more corporations, trusts, partnerships, organizations, funds or entities, (iv) commodities, (v) real estate, (vi) Canadian or foreign resource properties, (vii) currency of a country other than Canada, (viii) rights or options to acquire or dispose of any of the foregoing, or (ix) any combination of the foregoing (collectively, “Investment Assets”); and (b) it may reasonably be concluded, having regard to all the circumstances (including certain specified circumstances), that one of the main reasons for the Resident Holder acquiring, holding or having an exchangeable share was to derive a benefit from portfolio investments in Investment Assets in such a manner that the taxes, if any, on the income, profits and gains from such Investment Assets for any particular year are significantly less than the tax that would have been applicable under Part I of the Tax Act had the income, profits and gains been earned directly by the Resident Holder.
If applicable, these rules would generally require a Resident Holder to include in income for each taxation year in which the Resident Holder owns an exchangeable share an imputed return for the taxation year for each exchangeable share owned that is determined by reference to a prescribed rate of interest plus two percent applied to the “designated cost” (as defined in section 94.1 of the Tax Act) of the exchangeable share, less the Resident Holder’s income for the year (other than a capital gain) from such share, determined without reference to the OIFP Rules. Any amount required to be included in computing a Resident Holder’s income under these provisions will be added to the adjusted cost base and the designated cost to the Resident Holder of the exchangeable share.

The OIFP Rules are complex and their application will potentially depend, in part, on the reasons for a Resident Holder acquiring, holding or having the exchangeable shares. Resident Holders are urged to consult their own tax advisors regarding the application and consequences of these rules in their own particular circumstances.
Holding and Disposing of Brookfield Class A Shares
The following portion of the summary is applicable to a Resident Holder who receives Brookfield Class A Shares on a redemption, exchange or other disposition of exchangeable shares to our company or Brookfield Corporation.
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
A Resident Holder that is throughout the relevant taxation year a Canadian-controlled private corporation may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income”, which is defined in the Tax Act to include dividends or deemed dividends that are not deductible in computing taxable income. The additional tax and refund mechanism in respect of “aggregate investment income” would also apply to “substantive CCPCs”, as defined in the Proposed Amendments (including pursuant to anti-avoidance rules in such proposals). Resident Holders are advised to consult their own tax advisors in this regard.
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
The tax treatment of such capital gains and capital losses is described above under “— Taxation of Capital Gains and Capital Losses”. However, the amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Brookfield Class A Share may be reduced by the amount of any deductible dividends received or deemed to be received by the Resident Holder on such Brookfield Class A Share to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a Brookfield Class A Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Holders should consult their own advisors.

Eligibility for Investment
Based on the current provisions of the Tax Act and the regulations thereunder, (i) provided that the class A-1 exchangeable shares or class A exchangeable shares, as applicable, are listed on a “designated stock exchange” (as defined in the Tax Act and which currently includes the TSX and the NYSE), the class A-1 exchangeable shares or class A exchangeable shares, as applicable, would at such time be a qualified investment under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), registered education savings plan (“RESP”), registered disability savings plan (“RDSP”), deferred profit sharing plan, tax-free savings account (“TFSA”) and a first home savings account (“FHSA”) (collectively, “Registered Plans”), and (ii) provided that the Brookfield Class A Shares are listed on a designated stock exchange, or that Brookfield Corporation is otherwise a “public corporation” (as defined in the Tax Act) at the time the Brookfield Class A Shares are acquired in connection with a redemption, exchange or other disposition to our company or to Brookfield Corporation, the Brookfield Class A Shares, would, at such time, be a qualified investment under the Tax Act for Registered Plans.
Notwithstanding that class A-1 exchangeable shares, class A exchangeable shares or Brookfield Class A Shares, as applicable, may be a qualified investment for a TFSA, FHSA, RDSP, RRSP, RRIF or RESP, the holder of a TFSA, FHSA or RDSP, the annuitant of an RRSP or RRIF or the subscriber of an RESP, as the case may be, would be subject to a penalty tax in respect of the class A-1 exchangeable shares, class A exchangeable shares or Brookfield Class A Shares, as applicable, if such class A-1 exchangeable shares, class A exchangeable shares or Brookfield Class A Shares, as applicable, are a “prohibited investment” for purposes of the Tax Act for such Registered Plans. Based on the current provisions of the Tax Act, the class A-1 exchangeable shares, class A exchangeable shares and Brookfield Class A Shares, as applicable, would not be a prohibited investment for a TFSA, FHSA, RDSP, RRSP, RRIF or RESP, provided that the holder of the TFSA, FHSA or RDSP, the annuitant of the RRSP or RRIF or the subscriber of the RESP, as the case may be, (i) deals at arm’s length with our company or Brookfield Corporation, as applicable, for purposes of the Tax Act and (ii) does not have a “significant interest” (as defined in subsection 207.01(4) of the Tax Act) in our company or Brookfield Corporation, as applicable. In addition, the class A-1 exchangeable shares, class A exchangeable shares and Brookfield Class A Shares, as applicable, would not be a prohibited investment if the class A-1 exchangeable shares, class A exchangeable shares or Brookfield Class A Shares, as applicable, are “excluded property” (as defined in subsection 207.01(1) the Tax Act) for a TFSA, FHSA, RDSP, RRSP, RRIF or RESP.
Holders who hold or intend to hold exchangeable shares or Brookfield Class A Shares received on a redemption, exchange or other disposition of exchangeable shares to our company or Brookfield Corporation in a Registered Plan should consult their own tax advisors with respect to the application of these rules in their particular circumstances.
Taxation of Holders not Resident in Canada
The following portion of the summary discussed the principal Canadian federal income tax consequences under the Tax Act and the regulations thereunder of holding and disposing of Brookfield Class A Shares received on a redemption, exchange or other disposition of exchangeable shares to our company or Brookfield Corporation to a Holder who, at all relevant times, for the purposes of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold the Brookfield Class A Shares in a business carried on in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere.
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
Taxable Canadian Property
Provided that the Brookfield Class A Shares are listed on a “designated stock exchange” (as defined in the Tax Act and which currently includes the TSX and the NYSE), the Brookfield Class A Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at a particular time unless, at any time during the sixty-month period immediately preceding that time, the following two conditions are met concurrently: (a) 25% or more of the issued shares of any class of Brookfield Corporation were owned by or belonged to one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder did not deal at arm’s length, and (iii) partnerships in which the Non-Resident Holder or persons with whom the Non-Resident Holder did not deal at arm’s length holds a membership interest, directly or indirectly through one or more other partnerships; and (b) more than 50% of the fair market value of the Brookfield Class A Shares was derived directly or indirectly from one or any combination of: (i) real or immovable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests or rights in, property described in (i) to (iii), whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Brookfield Class A Shares may be deemed to be taxable Canadian property of a Non-Resident Holder.
Brookfield Corporation has advised counsel that it does not believe the Brookfield Class A Shares will constitute taxable Canadian property at any relevant time because none of the conditions in (b) above are expected to be met at any relevant time.
10.F    DIVIDENDS AND PAYING AGENTS
Not applicable.
10.G    STATEMENT BY EXPERTS
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
In addition, our company is required to file documents required by Canadian securities laws electronically with Canadian securities regulatory authorities and these filings are available on our SEDAR+ profile at www.sedarplus.ca. Written requests for such documents should be directed to Corporate Secretary at Ideation House, First Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda, Tel: +1 (441)-405-7811.
Brookfield Corporation is subject to the information and periodic reporting requirements of the U.S. Exchange Act and fulfills the obligations with respect to those requirements by filing reports with the SEC. Brookfield Corporation also is required to file documents with the securities regulatory authority in each of the provinces and territories in Canada. Annual reports, quarterly reports, period reports on Form 6-K Interactive Data Files and other SEC filings for Brookfield Corporation are available and may be accessed free of charge through the Investors section of its Internet website under the “Reports & Filings” subsection, as soon as reasonably practicable after those documents are filed with, or furnished to, the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be accessed at www.sec.gov. In addition, Brookfield Corporation’s filings are electronically available from SEDAR+, at www.sedarplus.ca. The information found on, or accessible through, the website set forth above is not incorporated into and does not form a part of this Form 20-F.
10.I    SUBSIDIARY INFORMATION
Not applicable.
10.J    ANNUAL REPORT TO SECURITY HOLDERS
Not applicable.
ITEM 11    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
See the information contained in this Form 20-F under Item 5.A “Operating Results — Risk Management and Financial Instruments”.
ITEM 12    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II
ITEM 13    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of December 31, 2023, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2023, our disclosure controls and procedures were effective.
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
Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023, based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on evaluation under Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2023. Excluded from our evaluation were internal controls over financial reporting of Argo, for which control was acquired on November 16, 2023. The financial statements of this entity constitute approximately 14% of total assets, 3% of total revenue and less than 1% of net income of the consolidated financial statements amounts as of and for the year ended December 31, 2023.
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
Report of Independent Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who have also audited the financial statements of our company, as stated in their reports which are included herein.
Changes in Internal Control
There was no change in our internal control over financial reporting during the year ended December 31, 2023, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16    [RESERVED]
16.A    AUDIT COMMITTEE FINANCIAL EXPERT
Our Board has determined that Lars Rodert possesses specific accounting and financial management expertise and that he is the Audit Committee financial expert as defined by the SEC, and that he is independent within the meaning of the rules of the NYSE. Our Board has also determined that other members of the Audit Committee have sufficient experience and ability in finance and compliance matters to enable them to adequately discharge their responsibilities.
16.B    CODE OF ETHICS
Our board has adopted the Code of Business Conduct and Ethics, a copy of which is available on our company’s SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov and is available on our website at https://bnre.brookfield.com/sites/brookfield-bnre/files/bnre/corporate-governance/governance-documents/code-of-business-conduct-and-ethics. See Item 6.C “Board Practices — Code of Business Conduct and Ethics”.
16.C    PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our company has retained Deloitte LLP (PCAOB ID No. 1208) to act as our company’s principal accountant.
The table below summarizes the fees for professional services rendered by Deloitte LLP for the audit of our annual financial statements for the year ended December 31, 2023 and December 31, 2022. A majority of the fees to Deloitte LLP are billed and settled in Canadian dollars. In order to provide comparability with our company’s financial statements, which are reported in U.S. dollars, all Canadian dollar amounts in the table have been converted to U.S. dollars at an average annual rate.

(MILLIONS)	2023	2022
Audit Fees (1)	$11.9	$8.4
Audit-Related Fees (2)	$1.8	$1
Tax Fees (3)	—	0.4
__________________________
(1)    Audit fees include fees for the audit of our annual consolidated financial statements, internal control over financing reporting and interim reviews of the consolidated financial statements included in our quarterly interim reports. This fee also includes fees for the audit or review of financial statements for certain of our subsidiaries.
(2)    Audit-related fees relate to ancillary services primarily driven by French language translation of our annual and quarterly filings and the adoption of ASU 2018-12 Targeted Improvements for Long Duration Contracts.
(3)    Tax fees are principally for assistance in tax compliance and tax advisory services.
Our Audit Committee pre-approves all audit and non-audit services provided to our company by Deloitte LLP.
16.D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.
16.E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Our company may from time-to-time, subject to applicable law, purchase class A exchangeable shares for cancellation in the open market, provided that any necessary approval has been obtained. For the year ended December 31, 2023, no such purchases was made.
16.F    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
None.

16.G    CORPORATE GOVERNANCE
We believe our corporate governance practices are not materially different from those required of U.S. domestic corporations under NYSE listing standards.
16.H    MINE SAFETY DISCLOSURE
Not applicable.
16.I    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
16.J    INSIDER TRADING POLICIES
We have adopted a written Personal Trading Policy governing the purchase, sale and other dispositions of our securities by our directors and employees that are designed to promote compliance with applicable insider trading laws, rules and regulations and the NYSE listing standards. A copy of our Personal Trading Policy is filed as an exhibit to this 20-F.
16.K    CYBERSECURITY
Risk Management and Strategy
We have a cybersecurity program for assessing, identifying, and managing internal risks from cybersecurity threats. This includes compliance with the Enterprise Information Security Policy (“EISP”) established by Brookfield as our cybersecurity program.
Key highlights of our cybersecurity program include a comprehensive policy framework, reviewed and updated annually; security awareness training for all employees, completed annually; technology risk assessments for critical information systems and applications, performed annually and following all changes to these systems; monthly vulnerability scans; quarterly technology risk assessments and the use of software to protect the confidentiality, integrity and availability of our systems, including the use of anti-malware applications and the use of programs that log, monitor and audit system activities.
We may engage third-parties to conduct risk assessments. We have policies and processes to govern third-party access and reduce the risks associated with such access. For example, all third-party access must be authorized and have a legitimate business need. Prior to authorization and granting access, the terms and conditions of such access must be agreed to as part of a formal agreement or contract. In addition, all authorized third-party access must be limited, monitored and controlled as appropriate.
Our systems face cybersecurity risks, and we have in the past experienced threats to and breaches of our data and systems. However, to date, these incidents have not had a material impact on our business, results of operations or financial condition. We can provide no assurance that we will not experience any material cybersecurity threats or incidents in the future. See Item 3.D “Risk Factors — Risks Relating to Our Operating Subsidiaries and Industry — Our company’s business relies on the use of technology, and as a result, we may be exposed to cybersecurity attacks”.
Governance
Cybersecurity at BNRE is overseen by its Board, Audit Committee and management, as well as by Brookfield, through the EISP described above.
Pursuant to the EISP, Brookfield’s executive management has appointed a Chief Information Security Officer (“CISO”), who works closely with Brookfield’s senior management, legal counsel and external counsel to develop and monitor Brookfield’s data protection, privacy and cybersecurity program and policies, including such policies that apply to BNRE. The CISO provides periodic reports to the Brookfield Audit Committee, which subsequently reports to the Brookfield Board of Directors about data protection and cybersecurity risks and issues. The CISO has over 20 years’ experience in cybersecurity oversight.

In addition, Brookfield has established an Advisory Committee, led by the CISO and composed of representatives from Brookfield operating business, including our company. The Advisory Committee meets quarterly to discuss cybersecurity risks, emerging technologies and associated risks, and security initiatives at Brookfield and its operating business.
The CISO and other members of the Advisory Committee are selected from among Brookfield’s Technology Services group and have relevant experience and training in cybersecurity.

PART III
ITEM 17    FINANCIAL STATEMENTS
Not applicable.
ITEM 18    FINANCIAL STATEMENTS
See our financial statements beginning on page F-1, which are filed as part of this Form 20-F.
ITEM 19    EXHIBITS

1.1	Certificate of Incorporation and Memorandum of Association of Brookfield Reinsurance Ltd. (incorporated by reference to Exhibit 3.1 of our company’s Form F-1 filed with the SEC on April 1, 2021)

1.2	Second Amended & Restated Bye-laws of Brookfield Reinsurance Ltd., dated August 17, 2023 (incorporated by reference to Exhibit 3.1 of our company’s Form 6-K filed with the SEC on August 18, 2023)
1.3	Certificate of Name Change of Brookfield Reinsurance Ltd., dated December 9, 2022 (incorporated by reference to Exhibit 99.1 of our company’s Form 6-K filed with the SEC on December 15, 2022)
1.4
Third Amended and Restated Certificate of Designation of Class A Junior Preferred Shares, Series 1 of Brookfield Reinsurance Ltd. (incorporated by reference to Exhibit 99.1 of our company’s Form 6-K filed with the SEC on November 16, 2023)

1.5
Second Amended and Restated Certificate of Designation of Class A Junior Preferred Shares, Series 2 of Brookfield Reinsurance Ltd. (incorporated by reference to Exhibit 99.2 of our company’s Form 6-K filed with the SEC on November 16, 2023)

2.1	Description of Securities*

4.1
Amended and Restated Rights Agreement, dated March 21, 2023, by and among Brookfield Corporation, Brookfield Reinsurance Ltd. and Wilmington Trust, National Association (incorporated by reference to Exhibit 4.1 to our company’s Form 20-F for the year ended December 31, 2022 filed with the SEC on March 31, 2023)

4.2	Amendment dated March 22, 2024 to the Amended and Restated Administration Agreements dated August 5, 2022, by and between Brookfield Corporation and Brookfield Reinsurance Ltd.*

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

4.5	Amendment dated March 22, 2024 to the Amended and Restated Support Agreement, by and between Brookfield Corporation and Brookfield Reinsurance Ltd.*

4.6
Credit Agreement, effective as of June 28, 2021, by and among BAM Re Holdings Ltd., North End Re (Cayman) SPC, North End Re Ltd. and Brookfield Annuity Company as Borrowers, BAM Re Holdings Ltd. as Guarantor and Brookfield US Holdings Inc. and Brookfield International Holdings Inc. as Lenders (incorporated by reference to Exhibit 99.6 of our company’s Form 6-K filed with the SEC on June 29, 2021)

4.7
Amendment to Investment Agreement, dated June 10, 2021, by and among Brookfield Corporation, Brookfield Reinsurance Ltd., North End Re (Cayman) SPC and American Equity Investment Life Holding Company (incorporated by reference to Exhibit 99.7 of our company’s Form 6-K filed with the SEC on June 29, 2021)

4.8
Investment Agreement, dated October 17, 2020, by and among American Equity Investment Life Holding Company, Brookfield Corporation and Burgundy Acquisitions I Ltd. (incorporated by reference to Exhibit 10.7 of our company’s Form F-1 filed with the SEC on April 1, 2021)

4.9
Assignment Agreement, Consent and Waiver in Anticipation of Regulatory Form A Filing, dated February 28, 2021, by and among Brookfield Corporation, Burgundy Acquisitions I Ltd., Brookfield Reinsurance Ltd., North End Re (Cayman) SPC and American Equity Investment Life Holding Company (incorporated by reference to Exhibit 10.8 of our company’s Form F-1 filed with the SEC on April 1, 2021)

4.10
Agreement and Plan of Merger, dated February 8, 2023, by and among Brookfield Reinsurance Ltd., BNRE Bermuda Merger Sub Ltd. and Argo Group International Holdings, Ltd. (incorporated by reference to Exhibit 2.1 of our company’s Form 6-K filed with the SEC on February 9, 2023)

4.11
Agreement and Plan of Merger, dated July 4, 2023, by and among Brookfield Reinsurance Ltd., Arches Merger Sub, Inc., American Equity Investment Life Holding Company and Brookfield Asset Management Ltd. (incorporated by reference to Exhibit 2.1 of our company’s Form 6-K filed with the SEC on July 5, 2023)

8.1	List of Subsidiaries of Brookfield Reinsurance Ltd. (incorporated by reference to Item 4.C, “Organizational Structure”)

11.1	Personal Trading Policy of Brookfield Reinsurance Ltd. dated May 3, 2023*

12.1	Certification of Sachin Shah, Chief Executive Officer of Brookfield Reinsurance Ltd., pursuant to Section 302 of the Sarbanes Oxley Act of 2002*

12.2	Certification of Thomas Corbett, Chief Financial Officer of Brookfield Reinsurance Ltd., pursuant to Section 302 of the Sarbanes Oxley Act of 2002*

13.1	Certification of Sachin Shah, Chief Executive Officer of Brookfield Reinsurance Ltd., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002*

13.2	Certification of Thomas Corbett, Chief Financial Officer of Brookfield Reinsurance Ltd., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002*

15.2	Consent of Deloitte LLP, Independent Registered Public Accounting Firm*

97.1	Clawback Policy of Brookfield Reinsurance Ltd. dated December 1, 2023*
* Filed electronically herewith.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

Dated: March 27, 2024	BROOKFIELD REINSURANCE LTD.

	By:	/s/ Anna Knapman-Scott
		Name:	Anna Knapman-Scott
		Title:	Secretary

BROOKFIELD REINSURANCE LTD.
INDEX TO FINANCIAL STATEMENTS

Page
Audited Combined Consolidated Financial Statements for Brookfield Reinsurance Ltd. as of December 31, 2023 and 2022 for the Years Ended December 31, 2023, 2022 and 2021, together with the accompanying notes and financial statement schedules thereto
F-1
All other financial statement schedules for which provision is made in the applicable accounting regulation of the SEC are not required under the related instructions, are inapplicable, or the required information is included in the Audited Combined Consolidated Financial Statements, and therefore omitted.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Brookfield Reinsurance Ltd.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Brookfield Reinsurance Ltd. and subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the combined consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated March 27, 2024, expressed an unqualified opinion on those financial statements.
As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Argo Group International Holdings, Inc., which was acquired on November 16, 2023, and whose financial statements constitute 14% of total assets, 3% of total revenues, and less than 1% of net income of the combined consolidated financial statement amounts as of and for the year ended December 31, 2023. Accordingly, our audit did not include the internal control over financial reporting at Argo Group International Holdings, Inc.
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
March 27, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Brookfield Reinsurance Ltd.
Opinion on the Financial Statements
We have audited the accompanying combined consolidated statements of financial position of Brookfield Reinsurance Ltd. and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related combined consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes and the financial statement schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 27, 2024 expressed an unqualified opinion on the Company’s internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Future Policy Benefits — Long Duration Targeted Improvements - Refer to Notes 2 and 17 to the financial statements
Critical Audit Matter Description
The Company has long duration product offerings. Liabilities for amounts payable under the long-duration products are recorded in future policy benefits, representing a key balance among total liabilities. The liabilities are measured under ASU 2018-12, “Targeted Improvements to the Accounting for Long Duration Contracts”, as adopted January 1, 2023.
While there are many assumptions which management makes to determine future policy benefits, the assumptions with the greatest uncertainty and application of considerable management judgment are those related to mortality and surrender, lapse and withdrawal rates (collectively “policyholder behaviour”). These assumptions required subjective auditor judgment in certain circumstances, including where (i) there is limited Company and industry experience data, (ii) the historical experience may not be a good indicator of the future, and (iii) the policyholder behaviour may be irrational. Auditing of certain valuation methodologies and assumptions required subjective auditor judgment and an increased extent of audit effort, including the need to involve actuarial specialists.

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to valuation methodologies and assumptions related to mortality and policyholder behaviour included the following, among others:
•Testing the effectiveness of management’s controls over the valuation of future policy benefits, including those over the development, selection, and implementation of key valuation assumptions used in the actuarial estimates.
•With the assistance of actuarial specialists, we tested the reasonableness of mortality and policyholder behaviour assumptions, by:
–Evaluating management’s methods and assumptions in accordance with applicable actuarial principles and practices under actuarial standards of practice.
–Testing inputs used in the determination of the mortality and policyholder behaviour assumptions.
–Analyzing management’s methods and interpretation of data used to adjust industry tables, applying industry guidance, evaluating triggers and drivers for revisions of assumptions, assessing reasonably possible alternative assumptions, and considering industry and other external sources of data, where applicable.
•With the assistance of actuarial specialists, we tested the appropriateness of valuation methodologies used in the estimation process by:
–Testing the accuracy of the actuarial models for implementation of key assumptions and valuation methodology.
–Evaluating a sample of underlying insurance contracts to assess that the appropriate actuarial models were selected, and key assumptions were incorporated in those actuarial models.
–Calculating an independent estimate of the insurance contract liability for a sample of insurance policies and comparing the results to the Company’s results.
Policy and Contract Claims – Property and casualty liability for unpaid claims and claim adjustment expenses — Refer to Notes 2 and 20 to the financial statements
Critical Audit Matter Description
The Company establishes a liability for unpaid claims and claim adjustment expenses for its property and casualty insurance to provide for the estimated costs of paying claims under property and casualty insurance policies written by the Company. The property and casualty liability for unpaid claims is included within Policy and Contract Claims in the statements of financial position, which had a balance of $7.3 billion as of December 31, 2023. This liability, which includes estimates for both claims that have been reported and claims that have been incurred but not reported, represents the estimate of all claims and claim adjustment expenses associated with processing and settling the claims. The liability for unpaid claims is estimated based on actuarial techniques and using actuarial assumptions for loss development patterns that are based upon the Company’s historical experience and consider the effects of current developments and anticipated trends.
Given the subjectivity of estimating the ultimate cost to settle the liability for property and casualty insurance reported and incurred but not reported claims, particularly on long-duration and specialty type businesses, the related audit effort in evaluating the significant assumptions for loss development patterns, and in some cases expected loss ratios, settlement patterns and weighting of actuarial methodologies required a high degree of auditor judgment and an increased extent of effort, including involvement of our actuarial specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to testing of key valuation methodologies and assumptions selected by management to estimate the property and casualty liability for unpaid claims and claim adjustment expenses, were performed with the assistance of actuarial specialists, and included the following among others:
•Testing the effectiveness of management’s controls over the property and casualty liability for unpaid claims and claim adjustment expenses, including those over the development, selection, and implementation of key valuation methodologies and assumptions used in the actuarial estimates.

•Testing the completeness and accuracy of the underlying data, including historical claims, used to determine the assumptions for loss development patterns, evaluating the appropriateness of the key valuation methodologies and assumptions based on actuarial standards of practice, evaluating the consistency of the selected assumptions used in the Company’s valuation model, and testing the mathematical accuracy of the valuation model.
•Evaluating the reasonableness of the Company’s estimated property and casualty liability for unpaid losses and loss adjustment expenses by comparing to those independently developed range derived by our actuarial specialists.
/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 27, 2024
We have served as the Company’s auditor since 2016.

COMBINED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DEC. 31 US$ MILLIONS, EXCEPT SHARE DATA	Note	2023	2022
Assets
Available-for-sale fixed maturity securities, at fair value (net of allowance for credit losses of $30 and $30, respectively; amortized cost of $19,341 and $17,606, respectively)	3	$18,777	$16,316
Equity securities, at fair value	4	3,663	1,253
Mortgage loans on real estate, at amortized cost (net of allowance for credit losses of $60 and $41, respectively)	5	5,962	5,888
Private loans, at amortized cost (net of allowance for credit loss of $44 and $28, respectively)	6	1,198	1,144
Real estate and real estate partnerships (net of accumulated depreciation of $325 and $304, respectively)	7	3,971	1,036
Investment funds	8	2,483	1,671
Policy loans	11	390	374
Short-term investments	11	3,115	2,402
Other invested assets	11	279	211
Total investments		39,838	30,295
Cash and cash equivalents		4,308	2,145
Accrued investment income		280	341
Deferred policy acquisition costs	14	2,468	1,585
Reinsurance funds withheld	12	7,248	5,812
Premiums due and other receivables		711	436
Ceded unearned premiums		401	47
Deferred tax asset	22	432	490
Reinsurance recoverables	17, 20	3,388	589
Property and equipment (net of accumulated depreciation of $340 and $7, respectively)		294	194
Intangible assets (net of accumulated amortization of $9 and $2, respectively)	15	235	52
Goodwill	16	121	121
Other assets	19	730	306
Separate account assets	13	1,189	1,045
Total assets		61,643	43,458
Liabilities
Future policy benefits	17	9,813	8,011
Policyholders’ account balances	18	24,939	20,141
Policy and contract claims	20	7,288	1,786
Deposit liabilities	12	1,577	1,657
Market risk benefit	19	89	124
Unearned premium reserve		2,056	1,086
Due to related parties	26	564	241
Other policyholder funds		335	322
Notes payable	8, 11	174	151
Corporate borrowings	21	1,706	2,160
Subsidiary borrowings	21	1,863	1,492
Liabilities issued to reinsurance entities		114	151
Other liabilities	16	1,087	826
Separate account liabilities	13	1,189	1,045
Total liabilities		52,794	39,193
Mezzanine equity
Class A redeemable junior preferred shares ($25 par value; $2,694 aggregate liquidation preference)	23	2,694	2,580
Equity
Class A exchangeable, Class A-1 exchangeable and Class B ($33.42 and $33.70 par value, respectively; 43,409,526 and 9,618,989 issued and outstanding, respectively)	23	1,577	423
Class C ($1 par value; 102,056,784 and 40,934,623 issued and outstanding, respectively)	23	3,607	1,467
Retained earnings		945	310
Accumulated other comprehensive loss, net of taxes	24	(120)	(523)
Non-controlling interests		146	8
Total equity		6,155	1,685
Total liabilities, mezzanine equity and equity		$61,643	$43,458

The accompanying notes are an integral part of the combined consolidated financial statements.

COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	Note	2023	2022	2021
Net premiums	12	$4,137	$3,011	$1,016
Other policy revenue		413	224	—
Net investment income	10	1,809	978	76
Investment related gains (losses)	10	534	(185)	(55)
Net investment results from funds withheld		127	281	4
Total revenues		7,020	4,309	1,041

Policyholder benefits and claims incurred	12, 17, 20	(3,939)	(2,852)	(1,065)
Interest sensitive contract benefits	18	(1,097)	(357)	(60)
Commissions for acquiring and servicing policies		(755)	(413)	—
Net change in deferred policy acquisition costs	14	670	339	30
Change in fair value of market risk benefit	19	72	127	(12)
Other reinsurance expenses		(107)	(78)	(11)
Operating expenses		(801)	(439)	(35)
Interest expense		(249)	(104)	(1)
Total benefits and expenses		(6,206)	(3,777)	(1,154)
Net income (loss) before income taxes		814	532	(113)
Income tax recovery (expense)	22	(17)	(31)	1
Net income (loss) for the year		$797	$501	$(112)
Attributable to:
Brookfield Corporation[1]		$—	$—	$(17)
Class A exchangeable, Class A-1 exchangeable and Class B shareholders[2]		5	6	3
Class C shareholders[2]		791	493	(98)
Non-controlling interests		1	2	—
		$797	$501	$(112)
Net income per Class C share
Basic	25	$10.51	$13.75	$(4.92)

1.For the period prior to June 28, 2021. See Note 1(b).
2.For the periods June 28, 2021 onward. See Note 1(b).
The accompanying notes are an integral part of the combined consolidated financial statements.

COMBINED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	Note	2023	2022	2021
Net income (loss)		$797	$501	$(112)
Other comprehensive income (loss), net of tax
Change in net unrealized investment gains (losses)		579	(1,007)	(15)
Foreign currency translation		15	(2)	(2)
Change in discount rate for future policyholder benefit liability		(268)	570	71
Change in instrument-specific credit risk for market risk benefit		(8)	(7)	(1)
Defined benefit pension plan adjustment		85	—	—
Total other comprehensive income (loss)	24	403	(446)	53
Comprehensive income (loss)		$1,200	$55	$(59)

Attributable to:
Brookfield Corporation[1]	$—	$—	$(12)
Class A exchangeable, Class A-1 exchangeable and Class B shareholders[2]	5	6	3
Class C shareholders[2]	1,194	47	(50)
Non-controlling interests	1	2	—
	$1,200	$55	$(59)
1.For the period prior to June 28, 2021. See Note 1(b).
2.For the periods June 28, 2021 onward. See Note 1(b).
The accompanying notes are an integral part of the combined consolidated financial statements.

COMBINED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Class A exchangeable, Class A-1 exchangeable and Class B shareholders			Class C shareholders
FOR THE YEAR ENDED DEC. 31, 2023 US$ MILLIONS	Share capital	Retained earnings	Total	Share capital	Retained earnings	Accumulated other comprehensive income (loss)	Total	Non-controlling interests	Total equity
Balance as of January 1, 2023	$423	$9	$432	$1,467	$301	$(523)	$1,245	$8	$1,685
Net income	—	5	5	—	791	—	791	1	797
Other comprehensive income	—	—	—	—	—	403	403	—	403
Comprehensive income	—	5	5	—	791	403	1,194	1	1,200
Other items:
Equity issuances	1,173	—	1,173	2,130	—	—	2,130	—	3,303
Non-controlling interest assumed on acquisition	—	—	—	—	—	—	—	137	137
Distributions and redeemable preferred share dividends[1,2]	(5)	—	(5)	—	(154)	—	(154)	—	(159)
Other	(14)	—	(14)	10	(7)	—	3	—	(11)
Total change in the year	1,154	5	1,159	2,140	630	403	3,173	138	4,470
Balance as of December 31, 2023	$1,577	$14	$1,591	$3,607	$931	$(120)	$4,418	$146	$6,155
1.The Company distributed $0.07 in the form of a return of capital per each Class A exchangeable and Class B share in each quarter of 2023.
2.The Company distributed $0.07 in the form of a return of capital per each Class A-1 exchangeable share in the fourth quarter of 2023.

The accompanying notes are an integral part of the combined consolidated financial statements.

COMBINED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

	Brookfield Corporation				Class A exchangeable and Class B shareholders			Class C shareholders
FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	Share capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total	Share capital	Retained earnings	Total	Share capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total	Non-controlling interests	Total equity
Balance as of January 1, 2021	$78	$(3)	$54	$129	$—	$—	$—	$—	$—	$—	$—	$—	$129
Change in accounting policy	—	(1)	(135)	(136)	—	—	—	—	—	—	—	—	(136)
Adjusted balance as of January 1, 2021	78	(4)	(81)	(7)	—	—	—	—	—	—	—	—	(7)
Net income (loss)	—	(17)	—	(17)	—	3	3	—	(98)	—	(98)	—	(112)
Other comprehensive income	—	—	5	5	—	—	—	—	—	48	48	—	53
Comprehensive income (loss)	—	(17)	5	(12)	—	3	3	—	(98)	48	(50)	—	(59)
Other items:													—
Equity issuances / reorganization[1]	(78)	—	—	(78)	539	—	539	963	—	—	963	—	1,424
Distributions[2]	—	—	—	—	(3)	—	(3)	—	—	—	—	—	(3)
Common control transaction adjustments[1]	—	21	76	97	—	—	—	—	(26)	(81)	(107)	—	(10)
Total change in the year	(78)	4	81	7	536	3	539	963	(124)	(33)	806	—	1,352
Balance as of December 31, 2021	—	—	—	—	536	3	539	963	(124)	(33)	806	—	1,345
Net income	—	—	—	—	—	6	6	—	493	—	493	2	501
Other comprehensive loss	—	—	—	—	—	—	—	—	—	(446)	(446)	—	(446)
Comprehensive income (loss)	—	—	—	—	—	6	6	—	493	(446)	47	2	55
Other items:
Equity issuances	—	—	—	—	—	—	—	450	—	—	450	11	461
Distributions[3]					(59)	—	(59)	—	—	—	—	(5)	(64)
Redeemable preferred share dividends	—	—	—	—	—	—	—	—	(68)	—	(68)	—	(68)
Derecognition of equity accounted investments	—	—	—	—	—	—	—	—	—	(44)	(44)	—	(44)
Other	—	—	—	—	(54)	—	(54)	54	—	—	54	—	—
Total change in the year	—	—	—	—	(113)	6	(107)	504	425	(490)	439	8	340
Balance as of December 31, 2022	$—	$—	$—	$—	$423	$9	$432	$1,467	$301	$(523)	$1,245	$8	$1,685
1.See Note 1(b) for details regarding the Spin-off and reorganization.
2.The Company distributed $0.13 in the form of a return of capital per each Class A exchangeable and Class B share in the third and fourth quarters of 2021.
3.The Company distributed $0.14 in the form of a return of capital per each Class A exchangeable and Class B share in each quarter of 2022. In addition, the Company completed a special distribution of shares of Brookfield Asset Management Ltd. (the “Manager shares”) to the holders of the Company’s Class A exchangeable and Class B shares in the amount of $5.481 per share in the fourth quarter of 2022.

The accompanying notes are an integral part of the combined consolidated financial statements.

COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2023	2022	2021
Operating activities
Net income (loss)	$797	$501	$(112)
Adjustments to reconcile net income to net cash from operating activities:
Premiums received in kind	—	151	(230)
Accretion on investments	(216)	(47)	—
Depreciation and amortization	50	13	—
Losses (gains) on investments and derivatives and from disposition of business, net	(604)	153	28
Provisions for credit losses	24	83	16
Income from real estate partnerships, investment funds and corporations	(190)	(239)	(8)
Distributions from real estate partnerships, investment funds and corporations	91	—	—
Interest credited to policyholders’ account balances	633	156	86
Deferred income taxes	12	22	(25)
Changes in operating assets and liabilities:
Insurance-related liabilities	2,928	1,157	5,470
Deposit liabilities	(100)	(25)	1,682
Reinsurance funds withheld	(1,450)	(962)	(4,650)
Deferred policy acquisition costs	(669)	(382)	(776)
Reinsurance recoverables	186	50	22
Accrued investment income	78	(223)	—
Working capital and other	(63)	236	185
Cash flows from operating activities	1,507	644	1,688
Investing activities
Acquisition of subsidiary, net of cash acquired	(346)	(4,086)	—
Disposition of business, net of cash disposed	72	—	—
Purchase of investments:
Fixed maturity, available for sale	(4,764)	(10,280)	(4,416)
Equity securities	(636)	(1,981)	(879)
Mortgage loans on real estate	(566)	(1,398)	(185)
Private loans	(535)	(1,537)	(512)
Real estate and real estate partnerships	(1,359)	(16)	—
Investment funds	(808)	(442)	—
Short-term investments	(18,012)	(6,583)	—
Proceeds from sales and maturities of investments:
Fixed maturity, available for sale	5,871	11,882	2,001
Equity securities	174	500	21
Mortgage loans on real estate	671	916	18
Private loans	542	58	36
Real estate and real estate partnerships	102	21	—
Investment funds	235	233	—
Short-term investments	17,699	7,957	—
Purchase of derivatives	(238)	(66)	(133)
Proceeds from sales and maturities of derivatives	66	191	79
Purchase of intangibles and property and equipment	(135)	(24)	(1)
Proceeds from sales of intangibles and property and equipment	91	5	—
Purchase of equity accounted investments	—	(253)	—
Change in collateral held for derivatives	243	8	—
Other	(176)	17	—
Cash flows from investing activities	(1,809)	(4,878)	(3,971)

COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2023	2022	2021
Financing activities
Issuance of common stock	—	450	1,410
Issuance of preferred stock	—	2,512	—
Return of capital to common stockholders	(5)	(6)	(8)
Proceeds from non-controlling interest	1	—	—
Payments to non-controlling interest	—	(5)	—
Borrowings from related parties	614	258	960
Repayment of borrowings to related parties	(297)	(633)	(582)
Borrowings from external parties	2,242	5,206	693
Repayment of borrowings to external parties	(2,729)	(2,239)	—
Borrowings issued to reinsurance entities	—	50	167
Repayment of borrowings issued to reinsurance entities	—	(100)	—
Policyholders’ account deposits	4,920	1,407	—
Policyholders’ account withdrawals	(2,281)	(896)	—
Debt issuance costs	—	(10)	—
Proceeds from repurchase agreement	313	388	464
Repayments of repurchase agreement	(313)	(388)	(464)
Cash flows from financing activities	2,465	5,994	2,640
Cash and cash equivalents
Cash and cash equivalents, beginning of year	2,145	393	35
Net change during the year	2,163	1,760	357
Foreign exchange on cash balances held in foreign currencies	—	(8)	1
Cash and cash equivalents, end of year	$4,308	$2,145	$393

Supplementary cash flow disclosures
Cash taxes paid (net of refunds received)	$68	$52	$—
Cash interest paid	123	85	8

The accompanying notes are an integral part of the combined consolidated financial statements.

NOTE 1. ORGANIZATION AND DESCRIPTION OF THE COMPANY
(a)Brookfield Reinsurance Ltd.
Brookfield Reinsurance Ltd. (“Brookfield Reinsurance” or the “Company”) is a Bermuda corporation incorporated on December 10, 2020 and governed by the laws of Bermuda. The Company’s class A and class A-1 exchangeable shares are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “BNRE” and “BNRE.A”, respectively. The Company’s operations are located primarily in Bermuda, the United States (“U.S.”), Canada, and the Cayman Islands. The Company’s registered head office address is Ideation House, 1st Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda.
The Company holds a direct 100% ownership interest in BAM Re Holdings Ltd. (“BAM Re Holdings”), which holds the Company’s interest in its operating subsidiaries, North End Re Ltd. (“NER Ltd.”), North End Re (Cayman) SPC (“NER SPC”), Brookfield Annuity Company (“BAC”), American National Group, LLC (“American National”) and Argo Group International Holdings, Inc. (“Argo”).
The Company operates a leading capital solutions business providing insurance and reinsurance services to individuals and institutions. Through its operating subsidiaries, Brookfield Reinsurance offers a broad range of insurance products and services, including life insurance and annuities, and personal and commercial property and casualty insurance. The business is presently conducted through our subsidiaries under three operating segments: Direct Insurance, Reinsurance, and Pension Risk Transfer (“PRT”).
(b)Spin-off of Brookfield Reinsurance Ltd.
On June 28, 2021, Brookfield Corporation (“Brookfield”), formerly Brookfield Asset Management Inc., completed the spin-off of the Company (the “Spin-off”), which was affected by way of a special dividend of the class A exchangeable limited voting shares (“class A exchangeable shares”) of the Company to holders of Brookfield Class A limited voting shares (“Brookfield Class A Shares”) and Class B limited voting shares (“Brookfield Class B Shares”) as of June 18, 2021 (the “record date”). Pursuant to the special dividend, as of the record date, holders of Brookfield Class A Shares and Class B Shares received one class A exchangeable share for every 145 Brookfield Class A Shares or Brookfield Class B Shares held. Brookfield holds all the class C non-voting shares (“class C shares”), giving it the residual economic interest in the Company, but no voting interest in it.
Prior to the Spin-off, Brookfield effected a reorganization so that the Company’s PRT business (the “Business”) and other investments that were historically owned and operated by Brookfield, through its operating entities, were acquired by BAM Re Holdings, a subsidiary of the Company.
The following describes the transactions and agreements resulting from the Spin-off:
(i)Class A exchangeable shares
As part of the Spin-off, Brookfield subscribed for 11 million class A exchangeable shares for approximately $538 million in cash. Upon the Spin-off, Brookfield distributed the 11 million class A exchangeable shares as a special dividend to the Brookfield shareholders who hold Brookfield Class A Shares and Brookfield Class B Shares. The 2023, 2022 and 2021 rollforwards of outstanding shares are provided in Note 23, Share Capital.
(ii)Class B shares
As part of the Spin-off, holders of Brookfield Class B shares (“Brookfield Reinsurance Class B Partners”), through a voting trust, subscribed for 24,000 class B shares for $1 million.
(iii)Class C shares
As part of the Spin-off, Brookfield transferred its ownership in the Business along with its holdings of American Equity Investment Life Holding Company (“AEL Holdings”) common shares and additional cash for working capital purposes to the Company. The total value of the consideration provided to the Company was approximately $712 million, which was exchanged for 17 million class C shares. In October 2021, the Company issued an additional 7 million class C shares for consideration of $250 million. The 2023, 2022 and 2021 rollforwards of outstanding shares are provided in Note 23, Share Capital. As of December 31, 2023, there were 102 million class C shares outstanding (2022 – 41 million; 2021 – 24 million).

(iv)Equity Commitment
As part of the Spin-off, Brookfield provided to the Company an equity commitment in the amount of $2.0 billion to fund future growth, which the Company may draw on from time to time. The equity commitment may be called by the Company in exchange for the issuance of a number of class C shares or junior preferred shares. Further details of the equity commitment are described in Note 26, Related Party Transactions.
(v)Credit Agreement
As part of the Spin-off, the Company entered into a credit agreement with Brookfield, including its subsidiaries and controlled companies (the “Brookfield Credit Agreement”) as lender on June 28, 2021, providing for a three-year revolving $200 million credit facility. On March 9, 2022, the revolving credit facility agreement was increased to $400 million. Further details of the Brookfield Credit Agreement are described in Note 21, Corporate and Subsidiary Borrowings and Note 26, Related Party Transactions.
(vi)Support Agreement
As part of the Spin-off, the Company entered into a support agreement with Brookfield (the “Support Agreement”). Brookfield has agreed to support the economic equivalence of the class A exchangeable shares and Brookfield Class A Shares for so long as class A exchangeable shares not owned by Brookfield are outstanding, and there has not been an amendment to the exchange feature by agreeing to, among other things, take all actions reasonably necessary to enable the Company to pay quarterly distributions, the liquidation amount, or the amount payable on a redemption of class A exchangeable shares, as the case may be. Further details of the Support Agreement are described in Note 26, Related Party Transactions.
(vii)Rights Agreement
As part of the Spin-off, the Company entered into a rights agreement with Brookfield (the “Rights Agreement”), pursuant to which Brookfield has agreed that on the applicable specified exchange date with respect to any class A exchangeable shares submitted for exchange, Brookfield will satisfy, or cause to be satisfied, the obligations pursuant to our memorandum of association and by-laws to exchange such subject class A exchangeable shares for Brookfield Class A Shares or its cash equivalent plus any unpaid distributions. Further details of the Rights Agreement are described in Note 26, Related Party Transactions.
(viii)Administration Agreement
As part of the Spin-off, the Company entered into an administration agreement with Brookfield (the “Administration Agreement”), pursuant to which Brookfield has agreed to provide administrative services to the Company, including the services of our Chief Executive Officer and Chief Investment Officer and certain other administrative services, on a cost-recovery basis. On August 5, 2022, the Administration Agreement was amended to include providing the services of the Chief Financial Officer. Further details of the Administration Agreement are described in Note 26, Related Party Transactions.
(ix)Investment Management Agreement
As part of the Spin-off, the Company entered into one or more Investment Management Agreements appointing Brookfield as the investment manager of certain assets and accounts, including assets backing the liabilities assumed by the Company under the insurance and future reinsurance arrangements, and any assets held as surplus. Further details of the Brookfield Investment Management Agreements are described in Note 26, Related Party Transactions.
(x)Licensing Agreement
As part of the Spin-off, the Company entered into a licensing agreement with Brookfield (the “Brookfield Licensing Agreement”), pursuant to which Brookfield has granted a non-exclusive, royalty-free sub-license to use the name “Brookfield” and the Brookfield logo. Further details of the Brookfield Licensing Agreement are described in Note 26, Related Party Transactions.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The combined consolidated financial statements (“financial statements”) and notes thereto, including all prior periods presented, have been prepared under accounting principles generally accepted in the United States of America (“GAAP”). The financial statements are prepared on a going concern basis and have been presented in U.S. dollars (“USD”) rounded to the nearest million unless otherwise indicated.
The preparation of the financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Included among the material (or potentially material) reported amounts and disclosures that require use of estimates are: fair value of certain financial assets, derivatives, allowances for credit losses, deferred policy acquisition costs (“DAC”), value of business acquired (“VOBA”), goodwill and other intangibles, market risk benefits, future policy benefits (“FPB”), pension plans, income taxes including the recoverability of our deferred tax assets, and the potential effects of resolving litigated matters. Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.
Adoption of new accounting standards
The Company adopted the following Accounting Standards Updates (“ASU”), issued by the Financial Accounting Standards Board (“FASB”), during the year. ASUs not listed below were assessed and determined to be either not applicable or insignificant in presentation or amount.
ASU 2018-12 – For long duration insurance contracts, ASU 2018-12, Financial Services—Insurance (Topic 944): Targeted Improvements to the Accounting for Long-Duration Contracts (“LDTI”), issued in August 2018, changes the measurement and disclosures of insurance liabilities and DAC for long-duration contracts issued by insurers. The amendments are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted LDTI effective January 1, 2023 with a transition date of January 1, 2021.
Initial adoption for the liability for future policy benefits and DAC is required to be reported using either a full retrospective or modified retrospective approach. MRB are contracts or contract features that both provide protection to the contract holder from other-than-nominal capital market risk and expose the Company to other-than-nominal capital market risk. For MRB, full retrospective application is required. The Company has elected to apply a modified retrospective transition method for the liability for future policy benefits and DAC. NER Ltd. and NER SPC began writing business in September 2021, and American National and Argo were acquired in May 2022 and November 2023, respectively. Therefore, the LDTI adoption date for NER Ltd. and NER SPC was as of the business inception and was as of the acquisition date for American National and Argo.
The transition date impacts associated with the implementation of LDTI were applied as follows:
Market risk benefits – The transition approach for MRBs required assessing products to determine whether contract or contract features expose the Company to other-than-nominal capital market risk. The population of MRBs identified was then reviewed to determine the historical measurement model prior to adoption of LDTI.
At the transition date, the impacts to the financial statements of the full retrospective approach for MRBs include the following:
•The amounts previously recorded for these contracts within additional insurance liabilities and other insurance liabilities were reclassified to MRB liabilities;
•The difference between the fair value of the MRBs and the previously recorded carrying value at the transition date, including the cumulative effect of changes in non-performance risk of the Company, was recorded as an adjustment to the opening balance of VOBA liability.
Future policy benefits – The transition approach for FPB utilized a defined valuation premium method. This process required grouping contracts in-force as of the transition date into cohorts, and then calculating the revised FPB, using a net premium ratio, best estimate cash flow assumptions without a provision for adverse deviation and the locked-in discount rate.
The LDTI guidance is not prescriptive as to the appropriate level of aggregation for disclosures; however, amounts from different reportable segments cannot be aggregated. Factors considered in determining the level of aggregation for disclosures include the type of coverage, geography and market or type of customer. We have identified the following levels of aggregation for LDTI disclosures: Direct Insurance, Reinsurance and PRT. The disclosures do not include levels of aggregation for insignificant balances.

The adoption of LDTI resulted in a decrease of $1 million and $135 million in retained earnings and accumulated other comprehensive income, respectively. As part of the LDTI adoption, the Company reviews for updates to cash flow assumptions at least annually, and at the same time every year by cohort or product. The Company also reviews more frequently and updates its cash flow assumptions during an interim period if evidence suggests cash flow assumptions should be revised.
ASU 2022-02 – On January 1, 2023, the Company adopted ASU 2022-02, Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings (“TDR”) and Vintage Disclosures. This ASU eliminates TDR recognition and measurement guidance and instead requires that an entity evaluate whether the modification represents a new loan or a continuation of an existing loan. The amendments also enhance existing disclosure requirements and introduce new requirements related to certain modifications of receivables made to borrowers experiencing financial difficulty. This ASU was applied prospectively and did not have a material impact on the consolidated financial statements upon adoption but could change the future recognition and measurement of modified loans.
ASU 2020-04 – On April 1, 2023, the Company adopted ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The amendments in this guidance provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The guidance only applies to contracts, hedging relationships, and other transactions that reference London Inter-Bank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform. The expedients and exceptions provided by the amendments do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2024, with certain exceptions. The amendments are effective for contract modifications made between March 12, 2020 and December 31, 2024. The Company’s inventory of LIBOR exposures is primarily limited to floating rate bonds, alternative investments, and borrowings within joint venture investments. Certain contracts included in these categories matured prior to December 31, 2021, the start of LIBOR rates cessations. The transition from LIBOR did not have a material impact to the Company’s financial statements. Accordingly, this ASU has not had a material impact on the Company’s financial statements to date.
Basis of Consolidation
These financial statements include the accounts of the Company and its consolidated subsidiaries, which are legal entities where the Company has a controlling financial interest by either holding a majority voting interest or as the primary beneficiary of the variable interest entity (“VIE”). All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.
For a legal entity in which the Company holds a variable interest, the Company first considers whether it meets the definition of a VIE and therefore should apply the guidance under the VIE model. An entity is a VIE if any one of the following conditions exist: (a) the total equity investment at risk is not sufficient for the legal entity to finance its activities without additional subordinated financial support; (b) the holders of the equity investment at risk as a group lack either the power to direct the most significant activities of the entity, the obligation to absorb the expected losses, or the right to receive the expected residual returns; or (c) the entity is structured with non-substantive voting rights, where the voting rights of some investors are disproportionate to their obligation to absorb the expected losses of the legal entity, their rights to receive the expected residual returns of the legal entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of the investor with disproportionately few voting rights.
The Company consolidates all VIEs for which it is the primary beneficiary, which is the case when the Company has both (a) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.
Entities that are determined not to be VIEs are voting interest entities (“VOEs”), which are evaluated under the voting interest model, under which a controlling financial interest is established through a majority voting interest or through other means.
The consolidation assessment, including the determination as to whether an entity qualifies as a VIE or VOE, depends on the specific facts and circumstances for each entity and requires judgment.

Class A exchangeable shares: the Company’s equity interests include the class A exchangeable shares held by public shareholders. Subject to applicable law, quarterly cash distributions may be made in the form of a dividend or a capital reduction resulting in a return of capital or a combination thereof. Each class A exchangeable share is structured with the intention of providing an economic return equivalent to one Brookfield Class A Share (subject to adjustment to reflect certain capital events). Each class A exchangeable share is exchangeable with Brookfield at the option of the holder for one Brookfield Class A Share (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the discretion of Brookfield), plus unpaid distributions.
Each class A exchangeable share, held on the record date, has voting rights and is entitled to cast one vote at a meeting of shareholders of the Company.
The class A exchangeable shares are classified as equity instruments. The class A exchangeable shares are issued capital of the Company and as a result are not adjusted for changes in market value. As class A exchangeable shares rank in priority to the class C shares, they are not considered common stock of the Company.
Class A-1 exchangeable shares: the Company’s equity interests include the class A-1 exchangeable shares held by public shareholders. Subject to applicable law, quarterly cash distributions may be made in the form of a dividend or a capital reduction resulting in a return of capital or a combination thereof. Distributions on the class A-1 exchangeable shares will be paid, or in the case of a distribution made pursuant to a capital reduction, will be returned, in each case, at the same time and in the same amount per share as dividends on a Brookfield Class A Share. Each class A-1 exchangeable share, which has no voting rights, is convertible for one Class A exchangeable share and is exchangeable for one Brookfield Class A Share (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the discretion of Brookfield), plus unpaid distributions, at the option of the holder.
The class A-1 exchangeable shares are classified as equity instruments. The class A-1 exchangeable shares are issued capital of the Company and as a result are not adjusted for changes in market value. As class A-1 exchangeable shares rank in priority to the class C shares, they are not considered common stock of the Company.
Class B shares: the Company’s equity interests include the class B shares held by Brookfield Reinsurance Class B Partners. Subject to applicable law, quarterly cash distributions may be made in the form of a dividend or a capital reduction resulting in a return of capital or a combination thereof. Distributions on the class B shares will be paid, or in the case of a distribution made pursuant to a capital reduction, will be returned, in each case, at the same time and in the same amount per share as dividends on a Brookfield Class A Shares. The Brookfield Reinsurance Class B Partners are entitled to one vote on any matter and can cast one vote for each class B share held at the record date.
The class B shares are classified as equity instruments. The class B shares are issued capital of the Company and as a result are not adjusted for changes in market value. As class B shares rank in priority to the class C shares, they are not considered common stock of the Company.
Class C shares: the Company’s equity interests include the class C shares held by Brookfield. The class C shares are non-voting shares that are entitled to the residual economic interest in the Company after payment in full of the amount due to holders of our class A and A-1 exchangeable shares and our class B shares and subject to the prior rights of holders of the Class A redeemable junior preferred shares.
The class C shares are classified as equity instruments. The class C shares are issued capital of the Company and as a result are not adjusted for changes in market value.
Class A redeemable junior preferred shares: on May 25, 2022, the Company issued 98,351,547 Class A Junior Preferred Shares, Series 1 (“Class A redeemable junior preferred shares”), to Brookfield, for proceeds of $2.5 billion. On December 9, 2022, Brookfield Reinsurance issued 2,108,733 Class A Junior Preferred Shares, Series 2 (“Class A redeemable junior preferred shares”) for $53 million to Brookfield. These redeemable junior preferred shares are non-voting and entitle the holders thereof to a fixed cumulative 4.5% preferential cash dividend payable annually as and when declared by the issuer’s board of directors.

Each of these junior preferred shares is redeemable at the option of the holder at any point on or after the 50th anniversary of the date of issue at $25 plus accrued and unpaid dividends, subject to certain restrictions. These junior preferred shares are also convertible into the Company's Class C shares at a conversion rate equal to $25 plus accrued and unpaid dividends divided by the then fair market value of a Class C share. Due to the holder redemption option, these junior preferred shares have been classified as mezzanine equity, measured at their redemption value at each reporting date on the combined consolidated statements of financial position (“statements of financial position”). The dividends are recognized as a reduction of retained earnings in the combined consolidated statements of changes in equity (“statements of equity”).
Business combinations are accounted for using the acquisition method. The purchase consideration of a business acquisition is measured at the aggregate of the fair values at the date of exchange of assets transferred, liabilities incurred, and equity instruments issued in exchange for control of the acquiree. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair values at the acquisition date. The interest of non-controlling shareholders in the acquiree, if applicable, is initially measured at the non-controlling shareholders’ proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.
To the extent the fair value of consideration paid exceeds the fair value of the net identifiable tangible and intangible assets, the excess is recorded as goodwill.
Transaction costs are recorded as operating expenses on the consolidated statements of operations (“statements of operations”).
Available-for-sale fixed maturity securities primarily include bonds, asset backed securities (“ABS”) and private debt securities. Available-for-sale fixed maturity securities, which may be sold prior to their contractual maturity, are classified as available-for-sale (“AFS”) and are carried at fair value with changes in fair value recognized in other comprehensive income, except for those that are designated as hedged items in a fair value hedge, for which changes in fair value are recognized during the period of the hedge in “Investment related gains (losses)” within the statements of operations.
For available-for-sale fixed maturity securities in an unrealized loss position, the Company first assesses whether it intends to sell the security or will be required to sell the security before recovery of its amortized cost basis. If either of these criteria are met, the security’s amortized cost basis is written down to fair value through income in “Investment related gains (losses)” within the statements of operations. Refer to Credit Loss Allowances within this note for impairment or credit loss-related considerations.
Equity securities primarily include common stock, preferred stock and private equity. Equity securities are carried at fair value with changes in fair value recognized in “Investment related gains (losses)” within the statements of operations, except for certain of private equity, which are carried at cost less impairment, if any, due to the lack of their readily determinable fair values.
Mortgage loans and private loans are both measured at amortized cost using the effective interest rate method. The amortized cost basis includes the unamortized principal, interest, discounts or premiums and deferred expenses, net of allowances for expected credit loss. Interest income, prepayment fees, and amortization of premiums and discounts and origination fees are reported in “Net investment income” in the statements of operations. However, interest ceases to accrue for loans that are impaired or in default, which is when payments are more than 90 days past due, when collection is not probable, or when a loan is in foreclosure. When a loan is placed on non-accrual status, uncollected past due accrued interest income that is considered uncollectible is charged off against net investment income. Income on impaired loans is reported on a cash basis. When collection of the impaired loan becomes probable again, it is placed back into accrual status. Cash receipts on impaired loans are recorded as a reduction of principal, interest income, expense reimbursement, or other manner in accordance with the loan agreement. In the statements of operations, gains and losses from the sale of loans and changes in allowances are reported in “Investment related gains (losses)” within the statements of operations.
Mortgage loans and private loans are both presented net of the Company’s recorded allowance for expected credit loss, which represents the portion of amortized cost basis that the Company does not expect to collect. Refer to Credit Loss Allowances within this note.
Policy loans are carried at the outstanding balance plus any accrued interest. Due to the collateralized nature of policy loans such that they cannot be separated from the policy contracts, the unpredictable timing of repayments and the fact that settlement is at outstanding value, the carrying value of policy loans approximates fair value.

Real estate and real estate partnerships are comprised of investment real estate, as well as real estate joint ventures and other limited partnerships.
Investment real estate including related improvements are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset (typically 15 to 50 years). Rental income is recognized on a straight-line basis over the term of the respective lease in “Net investment income” within the statements of operations.
The Company periodically reviews its investment real estate for impairment and tests properties for recoverability whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable and the carrying value of the property exceeds its estimated fair value. Properties whose carrying values are greater than their undiscounted cash flows are written down to their estimated fair value, with the impairment loss included as an adjustment to “Investment related gains (losses)” in the statements of operations. Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks as well as other appraisal methods. Real estate acquired upon foreclosure is recorded at the lower of its cost or its estimated fair value at the date of foreclosure.
The Company classifies a property as held-for-sale if it commits to a plan to sell a property within one year and actively markets the property in its current condition for a price that is reasonable in comparison to its estimated fair value. Real estate held-for-sale is stated at the lower of depreciated cost or estimated fair value less expected disposition costs and is not depreciated while it is classified as held-for-sale.
Real estate joint ventures and other limited partnership interests include VIEs for which the Company has significant influence over the investee’s operations without a controlling financial interest, and are accounted for using the equity method of accounting. For certain joint ventures or limited partnerships, the Company records its share of earnings using a lag methodology of one to three months when timely financial information is not available, and the contractual right does not exist to receive such financial information. Certain real estate limited partnership interests are carried at cost less impairment, if any.
The Company routinely evaluates its investments in those investees for impairment. The Company considers financial and other information provided by the investee, other known information, and inherent risks in the underlying investments, as well as future capital commitments, in determining whether impairment has occurred. When an impairment is deemed to have occurred at the joint venture level, the Company recognizes its share as an adjustment to “Net investment income” to record the investment at its fair value. When an impairment results from the Company’s separate analysis, an adjustment is made through “Investment related gains (losses)” to record the investment at its fair value.
Investment funds are primarily comprised of certain non-fixed income, alternative investments in the form of limited partnerships or similar legal structures for which the Company is not the primary beneficiary and therefore is not required to consolidate. The Company typically accounts for investment funds using the equity method of accounting, where the cost is recorded as an investment in the fund upon initial recognition, unless fair value option is elected. Under equity method, adjustments to the carrying amount reflect the Company’s pro rata ownership percentage of the operating results as indicated by net asset value (“NAV”) in the investment fund financial statements, which can be on a lag of up to three months when investee information is not received in a timely manner.
Short-term investments include highly liquid securities and other investments with original maturities of over 90 days and less than one year at the date of acquisition. Securities included within short-term investments are stated at fair value with amortized cost used as an approximation of fair value for certain investments.
Derivative instruments are carried at fair value. Derivative instruments are purchased to manage foreign currency exposure and other market risks associated with certain assets and liabilities. Derivative instruments are recorded at fair value on the acquisition date and subsequently revalued at fair value at each reporting date. Derivative instruments with positive values are recorded as derivative assets within “Other invested assets” and derivative instruments with negative fair values are reported as derivative liabilities within “Other liabilities” in the statements of financial position. If a derivative is not designated for hedge accounting, changes in the fair value of derivatives are recorded in “Investment related gains (losses)” in the statements of operations.

Where the Company has a master netting agreement with its counterparty that allows for the netting of the Company’s derivative asset and liability positions, the Company elects to offset such derivative assets and liabilities and present them on a net basis on the statements of financial position. Further, in some instances, the Company holds collateral to offset exposure from its counterparties relating to its derivative instruments. The Company elects to offset collateral supporting credit risk that is restricted to the Company’s use for the derivative exposure when a master netting arrangement is in place and all offsetting criteria are met.
Hedge accounting
To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge. In its hedge documentation, the Company identifies (i) how the hedging instrument is expected to hedge the designated risks related to the hedged item, (ii) the method that will be used to retrospectively and prospectively assess the hedge effectiveness; and (iii) the method which will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the hedge accounting relationship.
The Company applies fair value hedge accounting treatment to certain of its qualifying derivative instruments in relation to foreign currency risks of certain available-for-sale fixed maturity securities. Under a fair value hedge, the changes in the fair value of of the hedging derivative and changes in the fair value of the hedged items related to the designated risk being hedged are reported on the statements of operations in the same line item. When the hedged items are available-for-sale fixed maturity securities, changes in fair value of the hedged items that relate to the designated risk are recognized in earnings instead of other comprehensive income, and the carrying values of the hedged items are not remeasured.
The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the estimated fair value of a hedged item; (ii) the derivative expires, is sold, terminated or exercised; or (iii) the derivative is de-designated as a hedging instrument. When the hedge accounting is discontinued, the derivative continues to be carried at fair value on the statements of financial position, with changes in the fair value recognized in “Investment related gains (losses)” in the statements of operations.
Other invested assets are primarily comprised of derivatives instruments. Federal Home Loan Bank stock, as well as separately managed accounts which are portfolios of individual securities, such as stocks or bonds, that are managed on behalf of the Company by an investment manager, are also included in other invested assets and are carried at cost or market value if available from the account manager. Other invested assets also include tax credit partnerships and mineral rights less allowance for depletion, where applicable.
Reinsurance recoverables include the reinsurance receivables from cedants or reinsurers, and reinsurance recoverables from reinsurers.
In the normal course of business, the Company is a user of reinsurance in order to limit the potential for losses arising from certain exposures. To the extent that third party reinsurers are unable to meet their obligations, the Company remains liable to its policyholders for the portion reinsured.
For long term duration contracts, reinsurance recoverables include amounts due from reinsurers for paid or unpaid claims, claims incurred but not reported (“IBNR”) or policy benefits and are presented net of a reserve for collectability. The Company cedes disability, medical and long-term care insurance as well as PRT contracts with significant insurance risk to other insurance companies through reinsurance.
For short term duration contracts, reinsurance recoverables are the estimated amount due to the Company from reinsurers related to paid and unpaid ceded claims and claim adjustment expenses (“CAE”) and are presented net of a reserve for collectability. Recoveries of gross ultimate losses under the non-catastrophe reinsurance are estimated by a review of individual large claims and the ceded portion of IBNR claims using assumed distribution of loss by percentage retained. Recoveries of gross ultimate losses under our catastrophe reinsurance are estimated by applying reinsurance treaty terms to estimates of gross ultimate losses. The most significant assumption is the average size of the individual losses for those claims that have occurred but have not yet been reported and the estimate of gross ultimate losses. The ultimate amount of the reinsurance ceded recoverable is unknown until all losses settle.
Reinsurance receivables include amounts receivable from third party reinsurers and cedants which are expected to be settled within a year. Reinsurance receivables are short-term in nature, and their fair values approximate carrying value.

Credit loss allowances and impairments
Available-for-sale fixed maturity securities
For available-for-sale fixed maturity securities in an unrealized loss position, if the Company does not intend to sell the security or will not be required to sell the securities before recovery of its amortized cost basis, the Company evaluates whether the decline in fair value has resulted from credit loss or market factors.
In making this assessment, management first calculates the extent to which fair value is less than amortized cost, consider any changes to the rating of the security by a rating agency, and any specific conditions related to the security. If this qualitative assessment indicates that a credit loss may exist, the present value of projected future cash flows expected to be collected is compared to the amortized cost basis of the security. The net present value of the expected cash flows is calculated by discounting management’s best estimate of expected cash flows at the effective interest rate implicit in the available-for-sale fixed maturity security when acquired.
If the present value of expected cash flows is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded through income in “Investment related gains (losses)” limited to the amount fair value is less than amortized cost. If the fair value is less than the net present value of its expected cash flows at the impairment measurement date, a non-credit loss exists which is recorded in other comprehensive income (loss) for the difference between the fair value and the net present value of the expected cash flows.
Expected credit losses
The Company records an allowance for credit loss in earnings within “Investment related gains (losses)” in an amount that represents the portion of the amortized cost basis of mortgage and private loans that the Company does not expect to collect, resulting in the loans being presented at the net amount expected to be collected. In determining the Company’s credit loss allowances, management applies significant judgment to estimate expected lifetime credit loss, including: (i) pooling loans that share similar risk characteristics, (ii) considering expected lifetime credit loss over the contractual term of its loans adjusted for expected prepayments and any extensions, and (iii) considering past events and current and forecasted economic conditions. The allowance is calculated quarterly for each loan type based on its unique inputs. The Company uses the discounted cash flow model to assess expected credit loss.
Mortgage loans – On an ongoing basis, mortgage loans with dissimilar risk characteristics (i.e., loans with significant declines in credit quality) and collateral dependent mortgage loans (i.e., when the borrower is experiencing financial difficulty, including when foreclosure is probable) may be evaluated individually for credit loss. The allowance for credit losses for loans evaluated individually is established using the same methodologies for the overall portfolio except for collateral dependent loans.
The allowance for a collateral dependent loan, which is typically a mortgage loan, is established as the excess of amortized cost over the estimated fair value of the loan’s underlying collateral, less selling cost when foreclosure is reasonably possible or probable. Accordingly, the change in the estimated fair value of collateral dependent loans is recorded as a change in the allowance for credit losses which is recorded on a quarterly basis as a charge or credit to earnings.
The Company’s mortgage loans are primarily originated and are not purchased in the secondary market; as such, the mortgage loans would not generally be subject to purchased credit deteriorated considerations.
Private loans – For private loans, credit loss allowances are estimates of expected credit losses, established for loans upon origination or purchase, considering all relevant information available, including past events, current conditions, and reasonable and supportable forecasts over the life of the loans. The estimates of expected credit losses are developed using a quantitative probability of default and loss given default methodology, in which default assumptions reflect applicable agency credit ratings or, when such external credit ratings are not available, internally developed ratings. Loans are evaluated on a pooled basis when they share similar risk characteristics; otherwise, they are evaluated individually.

Reinsurance recoverables – In the event that reinsurers do not meet their obligations to the Company under the terms of the reinsurance agreements, or when events or changes in circumstances indicate that its carrying amount may not be recoverable, reinsurance recoverable balances could become uncollectible. In such instances, reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance, consistent with credit loss guidance which requires recording an allowance for credit loss.
Premiums receivable – Premiums receivable are included in “Other assets” in the statements of financial position and are stated net of allowances for uncollectible premiums, including expected lifetime credit losses, both dispute and credit related. The allowance is based upon our ongoing review of amounts outstanding, historical loss data, including delinquencies and write-offs, current and forecasted economic conditions and other relevant factors. Credit risk is partially mitigated by our ability to cancel the policy if the policyholder does not pay the premium.
Accrued investment income is presented separately on the statements of financial position and excluded from the carrying value of the related investments, primarily available-for-sale fixed maturity securities and mortgage loans. The Company has made an accounting policy election not to measure an allowance for credit losses for accrued interest receivable on amortized cost investments and to directly write off the uncollectible balance.
Reinsurance funds withheld are receivable for amounts contractually withheld by ceding companies in accordance with reinsurance agreements in which the subsidiaries of the Company act as reinsurers. The receivable represents assets that are held in custodial accounts that are legally segregated from the third-party ceding companies’ general accounts and are managed by our subsidiaries. The assets are typically cash and cash equivalents and fixed income asset types. In the event of ceding companies’ insolvency, the subsidiaries would need to assert a claim on the assets supporting the reserve liabilities. However, the subsidiaries have the ability to offset amounts owed to the ceding companies. Interest generally accrues on these assets based upon the investment earnings on the underlying investments. The subsidiaries are subject to the investment performance and have all economic rights and obligations on the funds withheld assets, in a fashion similar to the invested assets held directly by the subsidiaries. The underlying agreements contain embedded derivatives. Derivatives embedded in reinsurance contracts which are not closely related to the host contract are separated and measured at fair value in the statements of financial position and presented within “Reinsurance funds withheld”. Changes in the fair value are included in the “Net investment results from funds withheld” in the statements of operations, as discussed in Derivative Instruments (Note 9).
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
Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, on a straight-line basis. The right-of-use asset is depreciated on the straight-line basis over the lease term. The estimated useful lives, residual values and depreciation methods are reviewed at the end of each annual reporting period, with the effect of any changes recognized on a prospective basis.
The Company reviews its property and equipment for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
Intangible assets include definite-lived intangible assets which are carried at cost less accumulated amortization and indefinite-lived intangible assets not subject to amortization, carried at cost. Amortization expense is primarily calculated using the straight-line amortization method.
The Company assesses the impairment of definite-lived intangible assets in accordance with its policy for the impairment of property and equipment. The Company assesses the impairment of indefinite-lived intangible assets in accordance with its policy for the impairment of goodwill.
The Company’s intangible assets are primarily from the acquisition of American National and Argo. Definite-lived intangible assets include distributor relationships, trade names and an unpaid claims reserve intangible asset. Indefinite-lived intangible assets represent insurance licenses.

(i) Distributor relationships
The distribution assets reflect relationships American National and Argo have with their respective third-party intermediaries that generate new business for the Company. These assets were valued using the multi-period excess-earnings method, which derives value based on the present value of the after-tax cash flows attributable to the intangible asset only. The useful life of distributor relationships is approximately 15 to 20 years.
(ii) Trade names
This represents trade names of American National and Argo and was valued using the relief from royalty method, which derives value based on present value of the after-tax royalty savings attributable to owning the intangible asset. The useful life of the trade name is 10 years for American National and 5 years for Argo.
(iii) Unpaid claims reserve intangible asset
As part of the acquisition of Argo, the Company recognized an intangible asset that represents the difference between the liability for unpaid claims and claim adjustment expenses measured in accordance with the acquiring company’s accounting policies and the estimated fair value of such liability at the acquisition date. Unpaid claims reserve intangible asset is amortized based on the payout pattern of the acquired liability for unpaid claims and claim adjustment expenses.
(iv) Insurance licenses
Given the highly regulated nature of the insurance industry, companies are required to hold certain licenses to operate. These licenses are valued using the comparable transaction method based on observable license transactions in the insurance industry. Insurance licenses represent an indefinite-lived intangible asset.
Deferred policy acquisition costs (“DAC”) are capitalized costs related directly to the successful acquisition of new or renewal insurance contracts. Significant costs are incurred to successfully acquire insurance, reinsurance, and annuity contracts, including commissions and certain underwriting, policy issuance, and processing expenses.
Insurance contracts are grouped into cohorts by contract type and issue year consistent with estimating the associated liability for future policy benefits. DAC is amortized on constant level basis for the grouped contracts over the expected term of the related contracts to approximate straight-line amortization. DAC will be amortized over the bases on a straight-line basis, all of which provide a constant level representation of contract term.

Product(s)	Amortization base
Traditional life products	Nominal face amount
Life contingent payout annuities	Annualized benefit amount in force
Health products	Original annual premium
Fixed deferred annuities, fixed index annuities, variable annuities	Policy count
Universal life products	Initial face amount
Property and Casualty	Earned premium
The Company reviews and updates actuarial experience assumptions (such as mortality, surrenders, lapse and premium persistency) serving as inputs to the models that establish the expected life for DAC and other actuarial balances during the third quarter of each year, or more frequently if evidence suggests assumptions should be revised. The Company makes model refinements as necessary, and any changes resulting from these assumption updates are applied prospectively.
Amortization of DAC is included in the “Net change in deferred policy acquisition costs” on the statement of operations.
For short-duration contracts, DAC is grouped consistent with the manner in which insurance contracts are acquired, serviced, and measured for profitability and is reviewed for recoverability based on the profitability of the underlying insurance contracts. Investment income is anticipated in assessing the recoverability of DAC for short-duration contracts.

Prior to the adoption of LDTI, DAC was amortized with interest over gross profits or premiums with retrospective and prospective unlocking through the statements of operations. Actual and projected deferrals were included in the ratio of the value of deferrable expenses to the value of estimated gross profits. Additionally, DAC was subject to loss recognition testing with changes recognized in the statements of operations, while shadow DAC adjustments for unrealized gains and losses were recognized in the statements of comprehensive income.
Value of business acquired (“VOBA”) is an intangible asset or liability resulting from a business combination that represents the difference between the policyholder liabilities measured in accordance with the acquiring company’s accounting policies and the estimated fair value of the same acquired policyholder liabilities in-force at the acquisition date. VOBA can be either positive or negative. Positive VOBA is recorded as a component of DAC in the statements of financial position. Negative VOBA occurs when the estimated fair value of in-force contracts in a life insurance company acquisition is less than the amount recorded as insurance contract liabilities, and is recorded in the “Future policy benefits” in the statements of financial position.
VOBA is amortized on a straight-line basis over the remaining life of the underlying policies.
Goodwill represents the excess of amounts paid for acquiring businesses over the fair value of the net assets acquired, less any impairment recognized.
Goodwill is not amortized but is tested for impairment at least annually by first assessing whether there are events or changes in circumstances, such as deteriorating or adverse market conditions, indicating that it is more likely than not that the carrying amount of the reporting unit including goodwill may exceed the fair value. If this qualitative assessment indicates that an impairment may exist, a quantitative impairment assessment is then performed and impairment is measured and recognized as the amount by which a reporting unit's carrying value, including goodwill, exceeds its fair value, limited to the carrying amount of goodwill of the reporting unit.
The Company performed its annual goodwill impairment tests as of October 1, 2023 and did not identify any impairment.
Separate account assets and liabilities are funds that are held separate from the general assets and liabilities of the Company. Separate account assets include funds representing the investments of variable insurance product contract holders, who bear the investment risk of such funds. Investment income and investment gains and losses from these separate funds accrue to the benefit of the contract holders. The Company reports separately, as assets and liabilities, investments held in such separate accounts and liabilities of the separate accounts if (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from the Company’s general account liabilities; (iii) investments are directed by the contract holder; and (iv) all investment performance, net of contract fees and assessments, is passed through to the contract holder. In addition, the Company’s qualified pension plan assets are included in separate accounts. The assets of these accounts are carried at fair value. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and related liability increases are excluded from benefits and expenses in the statements of operations. Separate accounts are established in conformity with insurance laws and are not chargeable with liabilities that arise from any other business of the Company.
Assets pledged as collateral: the Company receives and pledges collateral in respect to certain derivative contracts, in order to meet its contractual obligations. The amount of collateral required is determined by the valuation of each contract on a mark-to-market basis and the type of collateral to be deposited is specified within the agreement with each counterparty.
Collateral pledged continues to be recognized in the statements of financial position as the Company retains all rights related to these assets.
Collateral received is not recognized in the statements of financial position unless the Company acquires the rights relating to the economic risks and rewards related to these assets.
Collateralized borrowing transactions: Securities sold under repurchase agreements are collateralized borrowing transactions. A repurchase agreement provides the lender of securities the right to receive from the counterparty sufficient cash to purchase the same securities at the maturity of the agreement. These transactions are measured at amortized cost and are recorded at amounts at which the securities were initially sold.
The Company recognizes an asset in the statements of financial position, representing the cash received, and a liability for the same amount, representing the obligation to repurchase the loaned bonds. Repurchase agreements with the same counterparty are presented as net in the statements of financial position when the criteria to offset are met.

Future policy benefits (“FPB”) is calculated as the present value of expected future policy benefits to be paid or on behalf of policyholders and certain related expenses, reduced by the present value of expected net premiums to be collected from policyholders. Principal assumptions used in the establishment of the FPB mortality, lapse, incidence, terminations, claim-related expenses and other contingent events are appropriate to the respective product type. The Company groups contracts into annual cohorts based on product type and contract inception date for the purposes of calculating the liability for future policy benefits.
The Company updates its estimate of cash flows over the entire life of a group of contracts using actual historical experience and current future cash flow assumptions. The Company reviews and updates cash flow assumptions at least annually, and at the same time every year by cohort or product. The Company also reviews more frequently and updates its cash flow assumptions during an interim period if evidence suggests cash flow assumptions should be revised. Assumption revisions will be reflected in the net premium ratio and FPB calculation in the quarter in which assumptions are revised. The change in the liability due to actual experience is recognized in “Policyholder benefits and claims incurred” in the statements of operations.
The change in FPB that is recognized in “Policyholder benefits and claims incurred” in the statement of operations is calculated using a locked-in discount rate. The Company measures the FPB at each reporting period using both the locked-in discount rate and the current discount rate curves. For contracts issued subsequent to the transition date of LDTI, the upper-medium grade discount rate used for interest accretion is locked in for the cohort and represents the original discount rate at the issue date of the underlying contracts. The FPB for all cohorts is remeasured to a current upper-medium grade discount rate at each reporting date through other comprehensive income. The Company generally interprets the original discount rate to be a rate comparable to that of a U.S. corporate single A rate that reflects the duration characteristics of the liability. The upper-medium grade discount rate is determined using observable market data, including published upper-medium grade discount curves. In situations where market data for an upper-medium grade discount curve is not available (e.g., in certain foreign jurisdictions), spreads are applied to adjust the available observable market data to an upper-medium grade discount curve. For certain long-tailed life insurance liabilities with expected future cash flows longer than the last observable tenor (30 years), the discount rate for future cash flows beyond 30 years will be held constant at the ultimate (30 years) observable forward rate.
Prior to the transition date of LDTI, a cohort level locked-in discount rate was developed to reflect the interest accretion rates that were locked in at the inception of the underlying contracts.
Should the present value of actual and future expected benefits less transition FPB balance exceed the present value of actual and future expected gross premiums, the net premium ratio will be capped at 100% and a gross premium FPB will be held. The immediate charge will be the amount by which the uncapped net premium ratio exceeds 100% times the present value of future expected gross premium. This assessment will be performed at the cohort level.
The Company periodically reviews its estimates of actuarial liabilities for future policy benefits and compares them with its actual experience. Differences between actual experience and the assumptions used in pricing these policies, guarantees and riders and in the establishment of the related liabilities result in variances in profit and could result in losses. The effects of changes in such estimated liabilities are included in the statements of operations in the period in which the changes occur.
Prior to the transition date of LDTI, net premium liability was recognized with locked-in assumptions at issue with no retrospective unlocking. The assumptions included adverse deviation and incorporated discounts at the Company’s expected earned rate less adverse deviation, with losses being recognized at an aggregate block level.
Deferred Profit Liability (“DPL”)
For limited-payment products, gross premiums received in excess of net premiums are deferred at initial recognition as a DPL. Gross premiums are measured using assumptions consistent with those used in the measurement of the liability for future policy benefits, including discount rate, mortality, lapses and expenses.
The DPL is amortized and recognized as “Policyholder benefits and claims incurred” in the statements of operations in proportion to expected future benefit payments from annuity contracts. Interest is accreted on the balance of the DPL using the discount rate determined at contract issuance. The Company reviews and updates its estimate of cash flows from the DPL at the same time as the estimates of cash flows for the liability for future policy benefits. When cash flows are updated, the updated estimates are used to recalculate the DPL at contract issuance. The recalculated DPL as of the beginning of the current reporting period is compared to the carrying amount of the DPL as of the beginning of the current reporting period, and any difference is recognized as “Policyholder benefits and claims incurred” in the statements of operations.

DPL is recorded in future policy benefits and included as a reconciling item within the disaggregated rollforwards.
Prior to the adoption of LDTI, the Company evaluates the actual claims experience and expenses related to insurance contracts. These evaluations are compared to the initial estimates, and adjustments are made to the DPL to ensure it appropriately reflects the Company’s obligations and the profitability of the contracts.
Policyholders’ account balances (“PAB”) represent the contract value that has accrued to the benefit of the policyholders related to universal-life and investments-type contracts. For fixed products, these are generally equal to the accumulated deposits plus interest credited, reduced by withdrawals, payouts and accumulated policyholder assessments. Indexed product account balances are equal to the sum of host and embedded derivative reserves computed. Changes in the fair value of the embedded derivative are included in the “Interest sensitive contract benefits” in the statements of operations, as discussed in Derivative Instruments (Note 9).
Liabilities for unpaid claims and claim adjustment expenses (“CAE”) are established to provide for the estimated costs of paying claims. These reserves include estimates for both case reserves and incurred but not reported claims (“IBNR”) liabilities. Case reserves include the liability for reported but unpaid claims. IBNR liabilities include a provision for potential development on case reserves, losses on claims currently closed which may reopen in the future, as well as IBNR claims. These liabilities also include an estimate of the expense associated with settling claims, including legal and other fees, and the general expenses of administering the claims adjustment process. Liabilities for unpaid claims and claim adjustment expenses for health and property and casualty insurance are included in “Policy and contract claims” in the statements of financial position.
Deposit liability: Reinsurance agreements that do not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk are accounted for as deposits. At initial recognition, the funds withheld or deposit liability is measured based on consideration paid or received, less any explicitly identified premiums or fees to be retained by the insurer or reinsurer. Any commission paid is recorded as a contra-liability offsetting the deposit liability and amortized to expense over the life of the agreements. The amount of the funds withheld or liability and any balances receivable from or payable to the cedant will be adjusted at subsequent reporting dates with the effective yield on the deposit to reflect actual payments to date and expected future payments with a corresponding credit or charge to interest sensitive contract benefits.
Market risk benefits (“MRB”), which are contracts or contract features that provide protection to the policyholder from other-than-nominal capital market risk and expose the Company to other-than-nominal capital market risk, are measured at fair value, at the individual contract level. The periodic change in fair value is recognized in earnings with the exception of the periodic change in fair value related to the instrument-specific credit risk, which is recognized in other comprehensive income. The Company classifies the Lifetime Income Rider (“LIR”) as an MRB. The LIR is a rider offering guaranteed minimum withdrawal benefits type benefits available on certain fixed indexed annuity products.
Total attributed fees will include explicit rider fees and will not be negative or exceed total contract fees and assessments collectible from the contract holder. There are only rider charges and surrender charges. Surrender charges will not be included in the fair value measurement, as surrender charges do not fund any future benefits. Cash flows are projected using risk-neutral scenarios generated by the Company.
The actuarial assumptions used in the MRB calculation are the Company’s best estimate assumptions. Assumptions are adjusted to reflect fair value by applying a margin for non-hedgeable risk and an adjustment for own credit spread through the discount rate. The risk-free discount rate is the scenario specific US treasury rate.
Market risk benefits with positive values are recorded as “Other assets” and negative fair values are reported as “Market risk benefit” liabilities in the statements of financial position.
Prior to the adoption of LDTI, valuation methodologies varied depending on the type of guarantee with all the measurement impacts through the statements of operations.
Liabilities issued to reinsurance entities: For the reinsurance treaty accounts, the Company invests a portion of its assets in structured entities that issue investments, such as debt and preferred securities. These structured entities are determined to be VIEs, where the Company is the primary beneficiary of the variable returns of assets held within the entities, as the investment manager for the structured entities is a related party and the Company has a significant economic interest in the structured entities. As a result, these entities are consolidated within the Company’s financial statements.
Liabilities of these structured entities that do not eliminate upon consolidation are recorded as “Liabilities issued to reinsurance entities” in the statements of financial position.

The carrying amount of the Company’s investment in the consolidated structured entities is determined in accordance with the Company’s accounting policies for the underlying securities held within the structured entities.
Funds withheld liabilities represent the payable for amounts contractually withheld in accordance with reinsurance agreements where certain of the Company’s subsidiaries act as cedants. While the assets in the funds withheld are legally owned by the cedant, the reinsurer is subject to all investment performance and economic rights and obligations to the funds withheld assets similar to invested assets held directly by the reinsurer. The assets in the funds withheld include cash and cash equivalents, fixed income securities and derivatives carried at fair value and are recorded in respective investment line items in the statements of financial position. These funds withheld assets are offset by recognizing corresponding funds withheld liabilities, which are recorded in “Other liabilities” in the statements of financial position.
Reinsurance assumed: NER Ltd. closed a retrocession agreement on September 3, 2021 with a third-party insurance company to reinsure multi-year guarantee fixed annuities.
NER Ltd. assumes insurance contracts under modified coinsurance arrangements (“Modco arrangements”). NER Ltd. generally has the right of offset on reinsurance contracts but has elected to present reinsurance settlement amounts due to and from the cedant on a gross basis.
Assets and liabilities assumed under Modco arrangements are presented gross on the statements of financial position. Since this treaty does not transfer significant insurance risk, it is recorded on a deposit method of accounting.
NER SPC closed a retrocession agreement on October 8, 2021, with an insurance company to reinsure fixed indexed annuities.
NER SPC assumes insurance contracts under Modco arrangements and Coinsurance. Changes in the interest sensitive contract liabilities, excluding deposits and withdrawals, are recorded in “Interest sensitive contract benefits” in the statements of operations. Expenses outside of account value, such as commissions and federal excise taxes, are included in “Other reinsurance expenses” in the statements of operations.
Participating insurance policies: for the majority of participating business, profits earned are reserved for the payment of dividends to policyholders, except for the stockholders’ share of profits on participating policies, which is limited to the greater of 10% of the profit on participating business, or 50 cents per thousand dollars of the face amount of participating life insurance in-force. Participating policyholders’ interest includes the accumulated net income from participating policies reserved for payment to such policyholders in the form of dividends (less net income allocated to stockholders as indicated above) as well as a pro rata portion of unrealized investment gains (losses).
For all other participating business, the allocation of dividends to participating policy owners is based upon a comparison of experienced rates of mortality, interest and expenses, as determined periodically for representative plans of insurance, issue ages and policy durations, with the corresponding rates assumed in the calculation of premiums.
It is included within “Other policyholder funds” in the statements of financial position.
Premium, benefits, claims incurred, and expenses
Traditional ordinary life and health premiums are recognized as revenue when due. Benefits and expenses are associated with earned premiums to result in recognition of profits over the term of the insurance contracts.
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

Gross premiums for PRT issued are recognized as revenue when due and collection is reasonably assured. When premiums are recognized, future policy benefits are computed, the result being that benefits and expenses are matched with such revenue. Premiums ceded are recognized when due and in accordance with the terms of the contractual agreement between the Company and reinsurer. Premium refunds, if any, are recognized on an accrual basis. Policyholder benefits are recorded in the statements of operations when they are due and incurred.
Pension and post-retirement benefit obligations and costs for our frozen benefit plans are estimated using assumptions including demographic factors such as retirement age and mortality.
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
In developing the investment return assumption, we relied on a model that utilizes the following factors:
•Current yield to maturity of fixed income securities
•Forecasts of inflation, GDP growth and total return for each asset class
•Historical plan performance
•Target asset allocation
•Standard deviations and correlations related to historical and expected future returns of each asset class and inflation
The resulting assumption is the assumed rate of return for the plans’ target asset allocation, net of investment expenses, and reflects anticipated returns of the plans’ current and future assets.
Using this approach, the calculated return will fluctuate from year to year; however, it is the Company’s policy to hold this long-term assumption relatively constant.
Interest income on investments measured at amortized cost is calculated using the effective interest method.
Dividend income is recognized when the right to receive payments is established.
Investment related gains (losses) include realized gains and losses on investments representing the difference between net sale proceeds and the carrying value, marked to market gains (losses) on investments carried at fair value, allowance for credit loss and foreign exchange gains (losses).
Net investment results from funds withheld include investment income on funds withheld investments and changes in the fair value of derivatives embedded in reinsurance contracts.
Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to taxation authorities within a year. The tax rates and tax laws used to compute the amounts are those that are enacted or substantively enacted at the end of each year.
Deferred income tax: we account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets (“DTAs”) and deferred tax liabilities (“DTLs”) for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine DTAs and DTLs on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on DTAs and DTLs is recognized in income in the period that includes the enactment date.
We recognize DTAs to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, carryback potential if permitted under the tax law and results of recent operations. If we determine that we would be able to realize our DTAs in the future in excess of their net recorded amount, we would make an adjustment to the DTA valuation allowance, which would reduce the provision for income taxes.
We record uncertain tax positions in accordance with Accounting Standards Codification (“ASC”) 740 on the basis of a two-step process in which (i) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Foreign currencies: the local currency of the Company’s foreign subsidiaries is deemed to be the functional currency of the country in which these subsidiaries operate. The financial statements of the Company’s foreign subsidiaries are translated into USD at the exchange rate in effect at the end of a reporting period for assets and liabilities and at average exchange rates during the period for the statements of operations.
The unrealized gains and losses from the translation of the net assets are recorded as unrealized foreign currency translation adjustments and included in accumulated other comprehensive income (“AOCI”). Changes in unrealized foreign currency translation adjustments are included in other comprehensive income (“OCI”). Gains and losses from foreign currency transactions of the Company’s invested assets are reported in “Investment related gains (losses)” or “Net investment results from funds withheld” in the statements of operations. Gains and losses from foreign currency transactions of the Company’s insurance liabilities are reported in “Policyholder benefits and claims incurred” in the statements of operations.
Segments: in accordance with ASC 280, Operating Segments, the Company uses a management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocation of resources and assessing performance. The Company’s CODM has been identified as the Chief Executive Officer and the Chief Financial Officer who review the results of operations when making decisions about allocating resources and assessing the performance of the Company. Our operations are organized into three reportable segments: Direct Insurance, Reinsurance, and PRT (see Note 27).
Earnings per share: the holders of the class C shares are entitled to receive distributions if, as and when declared or authorized. Our Board of Directors has adopted a policy that class C share distributions will be paid quarterly in an amount equal to the Company’s distributable earnings (as determined by management of the Company) after payment of distributions on the class A exchangeable shares, class A-1 exchangeable shares, class B shares and any other shares ranking senior to the class C shares and after provision for expenses, anticipated cash needs, and other similar adjustments. Earnings per share is calculated and presented for class C shares. Class A exchangeable shares, class A-1 exchangeable shares and class B shares are not considered participating securities nor considered to be common stock, and consequently earnings per share is not applicable to these classes of shares.
Basic earnings per share attributable to class C shareholders are calculated by dividing the Company’s net income for the year, less distributions payable to class A exchangeable, class A-1 exchangeable and class B shareholders, by the weighted average number of class C shares outstanding during the year.
Litigation contingencies: Existing and potential litigation is reviewed quarterly to determine if any adjustments to liabilities for probable losses are necessary. Reserves for losses are established whenever they are probable and reasonably estimable. If not one estimate within the range of possible losses is more probable than any other, a reserve is recorded based on the lowest amount of the range.
Recently issued accounting pronouncements
The Company continues to assess the impacts of the following ASUs issued but not yet adopted as of December 31, 2023 on the financial statements. ASUs not listed below were assessed and determined to be either not applicable or insignificant in presentation or amount.
ASU 2022-03 – On June 30, 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The amendments clarify that a contractual sale restriction on an equity security is not considered to be part of the unit of account of the equity security and that an entity should not consider such restriction when measuring the equity security’s fair value. In addition, the amendments clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The amendments also provide disclosure requirements relating to equity securities subject to contractual sale restrictions. This ASU will be effective on January 1, 2024, to be applied prospectively, with early adoption permitted. The Company does not expect the adoption of this ASU to have a material impact on its financial statements.

ASU 2023-02 – On March 29, 2023, the FASB issued ASU 2023-02, Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method. The amendments permit reporting entities to elect to account for their tax equity investments, regardless of the tax credit program from which the income tax credits are received, using the proportional amortization method if certain conditions are met. In addition, disclosures describing the nature of the investments and related income tax credits and benefits will be required. This ASU will be effective on January 1, 2024, to be applied on either a modified retrospective or a retrospective basis subject to certain exceptions, with early adoption permitted. The Company continues to evaluate whether to elect to account for qualifying tax equity investments using the proportional amortization method and is assessing the corresponding impact on its financial statements.
ASU 2023-06 – On October 9, 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. The amendments modify the disclosure or presentation requirements of a variety of Topics in the Codification. Certain of the amendments represent clarifications to or technical corrections of the current requirements and also facilitate the comparison of entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. The effective date for each amendment will be the date on which the SEC’s removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. The amendments in this update should be applied prospectively. The Company does not expect the adoption of this guidance to have a material impact on its financial statements.
ASU 2023-07 – On November 27, 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments require the disclosure of significant segment expenses by reportable segment, enhance interim disclosure requirements and clarify circumstances in which an entity can disclose multiple segment measures of profit or loss. This ASU will be effective on January 1, 2024, to be applied retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact of this ASU on its financial statements. However, as they apply to disclosure requirements, the adoption of ASU 2023-07 is not anticipated to have a material impact on our profitability, financial position or cash flows.

NOTE 3. INVESTMENTS IN AVAILABLE-FOR-SALE FIXED MATURITY SECURITIES
The amortized cost and fair value of available-for-sale fixed maturity securities are shown below:

AS OF DEC. 31, 2023 US$ MILLIONS	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
U.S. treasury and government	$529	$4	$(36)	$—	$497
U.S. states and political subdivisions	684	3	(17)	—	670
Foreign governments	603	27	(16)	—	614
Corporate debt securities	15,097	121	(607)	(19)	14,592
Residential mortgage-backed securities	367	14	(4)	(1)	376
Commercial mortgage-backed securities	750	13	(31)	(6)	726
Collateralized debt securities	1,311	19	(24)	(4)	1,302
Total investments in fixed maturity securities	$19,341	$201	$(735)	$(30)	$18,777

AS OF DEC. 31, 2022 US$ MILLIONS	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
U.S. treasury and government	$148	$—	$(38)	$—	$110
U.S. states and political subdivisions	880	—	(25)	—	855
Foreign governments	353	1	(36)	—	318
Corporate debt securities	14,379	35	(1,135)	(24)	13,255
Residential mortgage-backed securities	133	—	(6)	—	127
Commercial mortgage-backed securities	422	5	(19)	—	408
Collateralized debt securities	1,291	9	(51)	(6)	1,243
Total investments in fixed maturity securities	$17,606	$50	$(1,310)	$(30)	$16,316
The amortized cost and fair value, by contractual maturity, of available-for-sale fixed maturity securities are shown below:

	December 31, 2023		December 31, 2022
AS OF US$ MILLIONS	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$853	$853	$494	$489
Due after one year through five years	6,358	6,224	5,244	5,072
Due after five years through ten years	5,280	5,149	5,907	5,436
Due after ten years	6,850	6,551	5,961	5,319
Total	$19,341	$18,777	$17,606	$16,316
Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Residential and commercial mortgage-backed securities, which are not due at a single maturity, have been presented based on the year of final contractual maturity.
Proceeds from sales of available-for-sale fixed maturity securities, with the related gross realized gains and losses, are shown below:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2023	2022	2021
Proceeds from sales of available-for-sale fixed maturity securities	$5,871	$11,882	$2,001
Gross realized gains	45	41	34
Gross realized losses	(145)	(204)	(19)
The Company has pledged bonds in connection with certain agreements and transactions, such as financing and reinsurance agreements. The carrying value of bonds pledged was $168 million and $117 million as of December 31, 2023 and 2022, respectively.
In accordance with various regulations, the Company has securities on deposit with regulating authorities with a carrying value of $153 million and $51 million as of December 31, 2023 and 2022, respectively.

The gross unrealized losses and fair value of available-for-sale fixed maturity securities, aggregated by investment category and the length of time individual securities have been in a continuous unrealized loss position due to market factors are shown below:

	Less than 12 months			12 months or more			Total
AS OF DEC. 31, 2023 US$ MILLIONS, EXCEPT NUMBER OF ISSUES	Number of issues	Gross Unrealized Losses	Fair Value	Number of issues	Gross Unrealized Losses	Fair Value	Number of issues	Gross Unrealized Losses	Fair Value
U.S. treasury and government	10	$—	$29	29	$(36)	$92	39	$(36)	$121
U.S. states and political subdivisions	208	(3)	217	106	(14)	288	314	(17)	505
Foreign governments	24	(3)	129	25	(13)	56	49	(16)	185
Corporate debt securities	863	(137)	3,088	917	(470)	8,357	1,780	(607)	11,445
Residential mortgage-backed securities	16	(1)	42	18	(3)	64	34	(4)	106
Commercial mortgage-backed securities	32	(8)	104	55	(23)	262	87	(31)	366
Collateralized debt securities	69	(1)	147	41	(23)	324	110	(24)	471
Total	1,222	$(153)	$3,756	1,191	$(582)	$9,443	2,413	$(735)	$13,199

	Less than 12 months			12 months or more			Total
AS OF DEC. 31, 2022 US$ MILLIONS, EXCEPT NUMBER OF ISSUES	Number of issues	Gross Unrealized Losses	Fair Value	Number of issues	Gross Unrealized Losses	Fair Value	Number of issues	Gross Unrealized Losses	Fair Value
U.S. treasury and government	41	$(36)	$104	5	$(2)	$4	46	$(38)	$108
U.S. states and political subdivisions	579	(25)	824	—	—	—	579	(25)	824
Foreign governments	13	(23)	258	11	(13)	25	24	(36)	283
Corporate debt securities	1,533	(943)	10,644	251	(192)	912	1,784	(1,135)	11,556
Residential mortgage-backed securities	46	(6)	93	—	—	—	46	(6)	93
Commercial mortgage-backed securities	62	(14)	231	12	(5)	29	74	(19)	260
Collateralized debt securities	82	(50)	762	12	(1)	17	94	(51)	779
Total	2,356	$(1,097)	$12,916	291	$(213)	$987	2,647	$(1,310)	$13,903

Allowance for Credit Losses
Several assumptions and underlying estimates are made in the evaluation of allowance for credit loss. Examples include financial condition, near term and long-term prospects of the issue or issuer, including relevant industry conditions and trends and implications of rating agency actions and offering prices. Based on this evaluation, unrealized losses on available-for-sale securities where an allowance for credit loss was not recorded were concentrated within the financials sector as of December 31, 2023 (2022 – transportation sector).
The rollforward of the allowance for credit losses for available-for-sale fixed maturity securities is shown below for the years ended December 31, 2023 and 2022.

FOR THE YEAR ENDED DEC. 31, 2023 US$ MILLIONS	Corporate Debt Securities	Residential Mortgage Backed Securities	Commercial Mortgage Backed Securities	Collateralized Debt Securities	Total
Beginning balance	$(24)	$—	$—	$(6)	$(30)
Credit losses recognized on securities for which credit losses were not previously recorded	(33)	—	(6)	(18)	(57)
Reductions for securities sold during the period	15	(1)	—	2	16
Changes in previously recorded allowance	23	—	—	18	41
Balance as of December 31, 2023	$(19)	$(1)	$(6)	$(4)	$(30)

FOR THE YEAR ENDED DEC. 31, 2022 US$ MILLIONS	Corporate Debt Securities	Residential Mortgage Backed Securities	Commercial Mortgage Backed Securities	Collateralized Debt Securities	Total
Beginning balance	$—	$—	$—	$—	$—
Credit losses recognized on securities for which credit losses were not previously recorded	(22)	—	—	(6)	(28)
Reductions for securities sold during the period	1	—	—	—	1
Changes in previously recorded allowance	(3)	—	—	—	(3)
Balance as of December 31, 2022	$(24)	$—	$—	$(6)	$(30)
The Company had no allowance for credit losses for available-for-sale fixed maturity securities for the year ended December 31, 2021. No accrued interest receivables were written off as of December 31, 2023 and 2022.

NOTE 4. EQUITY SECURITIES
The net gains (losses) on equity securities recognized in “Investment related gains (losses)” on the statements of operations are shown below:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2023	2022	2021
Unrealized gains (losses) on equity securities	$359	$17	$(42)
Net gains (losses) on equity securities sold	13	(28)	—
Net gains (losses) on equity securities	$372	$(11)	$(42)

Equity securities by market sector distribution are shown below, based on carrying value:

AS OF DEC. 31	2023	2022
Consumer goods	6%	5%
Energy and utilities	16%	3%
Finance	44%	66%
Healthcare	22%	5%
Industrials	2%	2%
Information technology	7%	14%
Other	3%	5%
Total	100%	100%

NOTE 5. MORTGAGE LOANS ON REAL ESTATE
Generally, commercial mortgage loans are secured by first liens on income-producing real estate. Non-accrual balances are those more than 90 days past due. The age analysis of loans by property type is shown below:

AS OF DEC. 31, 2023 US$ MILLIONS, EXCEPT FOR PERCENTAGES	Current	Non-accrual	Total	Percentage
Apartment	$1,216	$50	$1,266	21%
Hotel	999	13	1,012	17%
Industrial	1,083	—	1,083	18%
Office	954	36	990	16%
Parking	404	9	413	7%
Retail	828	4	832	14%
Storage	132	—	132	2%
Other	268	26	294	5%
Total	$5,884	$138	$6,022	100%
Allowance for credit losses			(60)
Total, net of allowance			$5,962

AS OF DEC. 31, 2022 US$ MILLIONS, EXCEPT FOR PERCENTAGES	Current	Non-accrual	Total	Percentage
Apartment	$907	$—	$907	15%
Hotel	1,114	—	1,114	19%
Industrial	1,050	—	1,050	18%
Office	1,160	27	1,187	20%
Parking	420	—	420	7%
Retail	874	—	874	15%
Storage	120	—	120	2%
Other	257	—	257	4%
Total	$5,902	$27	$5,929	100%
Allowance for credit losses			(41)
Total, net of allowance			$5,888
There were no non-accrual mortgage loans as of December 31, 2021. The amortized cost of non-accrual office and hotel mortgage loans with no related allowance for credit losses was $12 million and nil as of December 31, 2023 and December 31, 2022, respectively. There was $2 million and no interest income recognized on loans in non-accrual status for the years ended December 31, 2023 and 2022. Impaired loans were not significant for any of the periods presented.
Allowance for Credit Losses
The rollforward of the allowance for credit losses for mortgage loans is shown below:

US$ MILLIONS
Balance as of January 1, 2021	$—
Provision	(1)
Balance as of December 31, 2021	(1)
Provision	(40)
Balance as of December 31, 2022	(41)
Provision	(19)
Balance as of December 31, 2023	$(60)

The asset and allowance balances for credit losses for mortgage loans by property-type are shown below:

AS OF DEC. 31	2023		2022
US$ MILLIONS	Asset Balance	Allowance	Asset Balance	Allowance
Apartment	$1,266	$(4)	$907	$(1)
Hotel	1,012	(2)	1,114	(6)
Industrial	1,083	(1)	1,050	(4)
Office	990	(34)	1,187	(17)
Parking	413	(3)	420	(6)
Retail	832	(4)	874	(4)
Storage	132	—	120	(2)
Other	294	(12)	257	(1)
Total	$6,022	$(60)	$5,929	$(41)

Credit Quality Indicators
Mortgage loans are segregated by property-type and quantitative and qualitative allowance factors are applied. Qualitative factors are developed quarterly based on the pooling of assets with similar risk characteristics and historical loss experience adjusted for the expected trend in the current market environment. Credit losses are pooled by property type as it represents the most similar and reliable risk characteristics in our portfolio. The amortized cost of mortgage loans by year of origination by property-type are shown below:

AS OF DEC. 31, 2023 US$ MILLIONS	Amortized Cost Basis by Origination Year
	2023	2022	2021	2020	2019	Prior	Total
Apartment	$87	$626	$292	84	$76	$101	$1,266
Hotel	142	244	39	39	129	419	1,012
Industrial	1	343	164	215	129	231	1,083
Office	31	129	32	24	46	728	990
Parking	—	55	29	27	13	289	413
Retail	—	284	119	65	34	330	832
Storage	14	8	20	36	38	16	132
Other	30	137	45	—	28	54	294
Total	$305	$1,826	$740	$490	$493	$2,168	$6,022
Allowance for credit losses							(60)
Total, net of allowance							$5,962

AS OF DEC. 31, 2022 US$ MILLIONS	Amortized Cost Basis by Origination Year
	2022	2021	2020	2019	2018	Prior	Total
Apartment	$331	$225	$110	141	$22	$78	$907
Hotel	256	139	39	130	180	370	1,114
Industrial	275	169	215	132	65	194	1,050
Office	130	45	24	47	157	784	1,187
Parking	55	29	27	13	19	277	420
Retail	265	118	65	37	31	358	874
Storage	8	24	35	38	15	—	120
Other	117	44	—	28	19	49	257
Total	$1,437	$793	$515	$566	$508	$2,110	$5,929
Allowance for credit losses							(41)
Total, net of allowance							$5,888
Generally, mortgage loans are secured by first liens on income-producing real estate with a loan-to-value ratio of up to 75%. It is the Company’s policy to not accrue interest on loans that are 90 days delinquent and where amounts are determined to be uncollectible. As of December 31, 2023, three commercial loans were past due over 90 days or in non-accrual status (2022 – one commercial loan).

NOTE 6. PRIVATE LOANS
The following table summarizes the credit ratings for private loans:

AS OF DEC. 31 US$ MILLIONS	2023	2022
A or higher	$20	$4
BBB	29	17
BB and below	272	395
Unrated[1]	877	728
Total	$1,198	$1,144
1.Due to the nature of private loans, external agency credit ratings may not be readily available. Where appropriate, the Company obtains non-published credit ratings from one or more third-party rating agencies, which are determined based on an independent evaluation of the transaction. For other loans without published or private credit ratings, the Company assigns internal risk ratings, based on our investment selection and monitoring process and policies. These internal risk ratings are categorized as “Unrated” above.

Allowance for Credit Losses
The rollforward of the allowance for credit losses for private loans is shown below:

US$ MILLIONS
Balance as of January 1, 2021	$—
Provision	(12)
Balance as of December 31, 2021	(12)
Provision	(16)
Balance as of December 31, 2022	(28)
Provision	(16)
Balance as of December 31, 2023	$(44)

NOTE 7. REAL ESTATE AND REAL ESTATE PARTNERSHIPS
The carrying amounts of real estate investments, net of accumulated depreciation, and real estate partnerships by property-type are as follows:

AS OF DEC. 31 US$ MILLIONS, EXCEPT FOR PERCENTAGES	2023		2022
	Amount	Percentage	Amount	Percentage
Hotel	$476	12%	$77	7%
Industrial	434	11%	168	16%
Land	52	1%	48	5%
Office	1,866	47%	243	23%
Retail	235	6%	212	20%
Apartments	485	12%	254	25%
Student housing	85	2%	—	—%
Other	338	9%	34	4%
Total	$3,971	100%	$1,036	100%
As of December 31, 2023 and 2022, no real estate investments met the criteria as held-for-sale.

NOTE 8. VARIABLE INTEREST ENTITIES AND EQUITY METHOD INVESTMENTS
The Company regularly invests in real estate partnerships and frequently participates in the design with the sponsor, but in most cases, its involvement is limited to financing. Some of these partnerships have been determined to be variable interest entities (“VIEs”). In certain instances, in addition to an economic interest in the entity, the Company holds the power to direct the most significant activities of the entity and is deemed the primary beneficiary. The Company consolidates all VIEs in which it is the primary beneficiary. The assets of consolidated VIEs are restricted and must first be used to settle their liabilities. Creditors or beneficial interest holders of these VIEs have no recourse to the general credit of the Company, as the Company’s obligation is limited to the amount of its committed investment. The Company has not provided financial or other support to these consolidated VIEs in the form of liquidity arrangements, guarantees or other commitments to third-parties that may affect the fair value or risk of its variable interest in these VIEs as of December 31, 2023 and 2022.
(a)Consolidated Variable Interest Entities
The assets and liabilities relating to the consolidated VIEs included in the financial statements are as follows:

AS OF DEC. 31 US$ MILLIONS	2023	2022
Real estate and real estate partnerships	$2,649	$124
Available-for-sale fixed maturity securities, at fair value	153	346
Equity securities	54	84
Investment funds	375	1,175
Short-term investments	4	—
Mortgage loan, affiliated	82	44
Private loans	727	390
Cash and cash equivalents	85	153
Premiums due and other receivables	2	—
Other assets	107	77
Total assets of consolidated VIEs	$4,238	$2,393
Notes payable	174	151
Other liabilities	30	1,743
Total liabilities of consolidated VIEs	$204	$1,894
(b)Unconsolidated Variable Interest Entities
For unconsolidated VIEs, the Company is not the primary beneficiary as major decisions impacting the economic activities of the VIE require consent from one or more other partners. These unconsolidated VIEs are accounted for using the equity method of accounting or at amortized cost and are reflected in “Real estate and real estate partnerships” or “Mortgage loans on real estate” on the statements of financial position. In addition, certain equity securities at fair value are the Company’s interests in limited partnerships that are unconsolidated VIEs. Creditors or beneficial interest holders of these VIEs have no recourse to the general credit of the Company, as the Company’s obligation is limited to the amount of its committed investment. The Company has not provided financial or other support to these unconsolidated VIEs in the form of liquidity arrangements, guarantees or other commitments to third-parties that may affect the fair value or risk of its variable interest in these VIEs as of December 31, 2023 and 2022.

The carrying amount and maximum exposure to loss relating to these unconsolidated VIEs are as follows:

	2023		2022
AS OF DEC. 31 US$ MILLIONS	Carrying Amount	Maximum Exposure to Loss	Carrying Amount	Maximum Exposure to Loss
Real estate and real estate partnerships	$2,478	$2,478	$317	$317
Mortgage loans on real estate	630	630	601	601
Accrued investment income	2	2	2	2
Equity securities	239	239	—	—
Total	$3,349	$3,349	$920	$920
(c)Equity Method Investments
The Company’s investments in investment funds, real estate partnerships, and other partnerships of which substantially all are limited liability companies (“LLCs”) or limited partnerships are accounted for using the equity method of accounting. As of December 31, 2023 and 2022, the Company’s equity accounted investments totaled $7.2 billion and $2.8 billion, respectively.
As described in Note 2, the Company generally recognizes its share of earnings in its equity method investments within “Net investment income” using a three-month lag in instances where the investee’s financial information is not sufficiently timely or when the investee’s reporting period differs from the Company’s reporting period.
The following aggregated summarized financial data reflects the latest available financial information and does not represent the Company’s pro rata share of the assets, liabilities or earnings of such entities. Aggregated total assets of these entities totaled $52.3 billion and $2.8 billion as of December 31, 2023 and 2022, respectively. Aggregate net income of these entities totaled $2.0 billion and $89 million for the years ended December 31, 2023 and 2022, respectively. Aggregate net income from the underlying entities in which the Company invests is primarily comprised of investment income, including recurring investment income (loss) and realized and unrealized investment gains (losses), from investment funds, real estate properties and real estate funds.

NOTE 9. DERIVATIVE INSTRUMENTS
The Company manages risks associated with certain assets and liabilities by using derivative financial instruments. Derivative financial instruments are financial contracts whose value is derived from underlying interest rates, exchange rates or other financial instruments. The Company does not invest in derivatives for speculative purposes.
Foreign exchange forwards, options, cross currency swaps, interest rate swaps, interest rate options and warrants are over-the-counter contractual agreements negotiated between counterparties. The Company purchases equity-indexed options as economic hedges against fluctuations in the equity markets to which equity-indexed products are exposed. Equity-indexed contracts include a fixed host universal-life insurance or annuity contract and an equity-indexed embedded derivative. Futures contracts are traded in an organized market and are contractual obligations to buy or sell a financial instrument at a predetermined future time at a given price.
The notional principal represents the amount to which a rate or price is applied to determine the cash flows to be exchanged periodically and does not represent credit exposure. Maximum credit risk is the estimated cost of replacing derivative financial instruments which have a positive value, should the counterparty default.
Derivatives, except for embedded derivatives, are included in “Other invested assets” or “Other liabilities”, at fair value in the statements of financial position. Embedded derivative assets and liabilities on Modco arrangements and embedded derivative liabilities on indexed annuity and variable annuity products are included in the statements of financial position within the “Reinsurance funds withheld” and “Policyholders’ account balances” lines respectively, at fair value.

The notional and fair values of derivative instruments, presented in the statements of financial position, are shown below:

US$ MILLIONS	Primary underlying risk	Location in the statements of financial position	December 31, 2023			December 31, 2022
			Notional Amount	Carrying Value / Fair Value		Notional Amount	Carrying Value / Fair Value
				Assets	Liabilities		Assets	Liabilities
Derivatives designated as hedging instruments
Foreign exchange forwards	Foreign currency	Other invested assets	$1,532	$11	$—	$—	$—	$—

Derivatives not designated as hedging instruments
Equity-indexed options	Equity	Other invested assets	$8,795	$96	$—	$7,452	$35	$—
Foreign exchange forwards	Foreign currency	Other invested assets, Other liabilities	1,362	1	(4)	2,809	7	(12)
Bond futures	Interest rate	Other liabilities	1,652	—	(8)	1,504	—	(25)
Cross currency swaps	Foreign currency	Other invested assets	8	—	—	17	1	—
Interest rate swaps	Interest rate	Other invested assets	87	8	—	15	1	—
Embedded derivatives in:
Modco arrangement	Interest rate	Reinsurance funds withheld	—	—	(46)	—	154	—
Indexed annuity and variable annuity product	Interest rate	Policyholders’ account balances	—	1,104	—	—	—	(907)
			$11,904	$1,209	$(58)	$11,797	$198	$(944)
Derivatives Designated as Hedging Instruments
During the year, the Company has designated and accounted for certain foreign exchange forwards as fair value hedges to protect a portion of available-for-sale fixed maturity securities against changes in fair value due to changes in exchange rates. The Company had no derivatives designated as hedging instruments as of December 31, 2022.
For derivative financial instruments that were designated and qualified as fair value hedges, the gain or loss on the portion of the derivative instrument included in the assessment of hedge effectiveness and the offsetting gain or loss on the hedged item attributable to the hedged risk were recognized in the same line item in the statements of operations. The unrealized gain or loss attributable to changes in exchange rates on the available-for-sale fixed maturity securities that were designated as part of the hedge were reclassified out of OCI into “Investment related gains (losses)” in the statements of operations. The remaining change in unrealized gain or loss on the hedged item not associated with the risk being hedged remained as a component of OCI.

The following represents the financial statement location and amount of gains (losses) related to the derivatives and hedged items that qualify for fair value hedge accounting:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2023	2022	2021
Hedged items	$10	$—	$—
Derivatives designated as hedging instruments	(9)	—	—
Investment related gains (losses)	$1	$—	$—
Derivatives Not Designated as Hedging Instruments
The following represents the financial statement location and amount of gains (losses) related to the derivatives not designated as hedging instruments:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	Locations in the statements of operations	Gains (Losses) Recognized in Income on Derivatives
		2023	2022	2021
Equity-indexed options	Investment related gains (losses)	$109	$(105)	$(10)
Foreign exchange forwards	Investment related gains (losses)	39	29	3
Bond futures	Investment related gains (losses)	10	81	(1)
Cross currency swaps	Investment related gains (losses)	—	1	—
Interest rate swaps	Investment related gains (losses)	7	1	(1)
Interest rate options	Investment related gains (losses)	139	—	—
Embedded derivatives in:
Modco arrangement	Net investment results from funds withheld	(182)	(37)	(4)
Indexed annuity and variable annuity product	Interest sensitive contract benefits	(67)	61	(11)
		$55	$31	$(24)
Derivative Exposure
The Company’s use of derivative instruments exposes it to credit risk in the event of non-performance by counterparties. The Company has a policy of only dealing with counterparties it believes are creditworthy and obtaining sufficient collateral where appropriate, as a means to mitigating the financial loss from defaults. The minimum credit rating of our counterparties is BBB. The Company holds collateral in cash and notes secured by U.S. government-backed assets. The non-performance risk is the net counterparty exposure based on fair value of open contracts less fair value of collateral held. The Company maintains master netting agreements with its current active trading partners. A right of offset has been applied to collateral that supports credit risk and has been recorded in the statements of financial position as an offset to “Other invested assets” with an associated payable to “Other liabilities” for excess collateral. A right of offset has also been applied to derivative assets and liabilities with the same counterparty under the same master netting agreement, and such derivative instruments are presented on a net basis in the statements of financial position.

Information regarding the Company’s exposure to credit loss on the derivatives it holds, including the effect of rights of offset, is presented below:

		Gross amounts offset on the statements of financial position
AS OF DEC. 31, 2023 US$ MILLIONS	Gross amount of derivative instruments[1]	Amounts subject to an enforceable master netting arrangement or similar agreements	Collateral held in cash[2]	Collateral held in invested assets[2]	Net amount presented on the statements of financial position
Derivative assets
Equity-indexed options	$322	$—	$(209)	$(17)	$96
Foreign exchange forwards	16	(4)	—	$—	$12
Bond futures	65	(65)	—	$—	$—
Cross currency swaps	12	(12)	—	$—	$—
Interest rate swaps	29	(21)	—	$—	$8
Interest rate options	—	—	—	$—	$—
Total derivative assets	$444	$(102)	$(209)	$(17)	$116

Derivative liabilities
Foreign exchange forwards	8	(4)	—	$—	$4
Bond futures	73	(65)	—	$—	$8
Cross currency swaps	12	(12)	—	$—	$—
Interest rate swaps	21	(21)	—	$—	$—
Total derivative liabilities	$114	$(102)	$—	$—	$12
1. Represents derivative assets and liabilities on a gross basis, which are not offset under enforceable master netting agreements that meet all offsetting criteria.
2. Excludes a portion of collaterals held in cash and invested assets that are excess collateral. As of December 31, 2023, the Company held excess collateral of $4 million.

		Gross amounts offset on the statements of financial position
AS OF DEC. 31, 2022 US$ MILLIONS	Gross amount of derivative instruments[1]	Amounts subject to an enforceable master netting arrangement or similar agreements	Collateral held in cash[2]	Collateral held in invested assets[2]	Net amount presented on the statements of financial position
Derivative assets
Equity-indexed options	$156	$—	$(101)	$(20)	$35
Foreign exchange forwards	8	(1)	—	$—	$7
Bond futures	6	(6)	—	$—	$—
Cross currency swaps	11	(10)	—	$—	$1
Interest rate swaps	2	(1)	—	$—	$1
Total derivative assets	$183	$(18)	$(101)	$(20)	$44

Derivative liabilities
Foreign exchange forwards	13	(1)	—	$—	$12
Bond futures	31	(6)	—	$—	$25
Cross currency swaps	10	(10)	—	$—	$—
Interest rate swaps	1	(1)	—	$—	$—
Total derivative liabilities	$55	$(18)	$—	$—	$37
1. Represents derivative assets and liabilities on a gross basis, which are not offset under enforceable master netting agreements that meet all offsetting criteria.
2. Excludes a portion of collaterals held in cash and invested assets that are excess collateral. As of December 31, 2022, the Company held no excess collateral.

NOTE 10. NET INVESTMENT INCOME AND INVESTMENT RELATED GAINS (LOSSES)
Net investment income is shown below:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2023	2022	2021
Available-for-sale fixed maturity securities	$830	$560	$56
Equity securities	25	6	—
Mortgage loans	325	208	3
Private loans	107	27	3
Investment funds	124	34	4
Policy loans	17	14	—
Short-term investments	221	58	2
Real estate and other invested assets	160	71	—
Equity accounted investments	—	—	8
Total net investment income	$1,809	$978	$76

Net unrealized and realized investment gains (losses) are shown below:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2023	2022	2021
Available-for-sale fixed maturity securities	$(105)	$(110)	$14
Equity securities and equity method discontinuation	372	(55)	(42)
Mortgage loans	(27)	(64)	(4)
Private loans	(13)	—	(12)
Short-term investments and other invested assets	307	44	(11)
Total investment related gains (losses), net	$534	$(185)	$(55)

NOTE 11. FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amount and fair value of financial instruments are shown below:

	2023		2022
AS OF DEC. 31 US$ MILLIONS	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Available-for-sale fixed maturity securities	$18,777	$18,777	$16,316	$16,316
Equity securities[1]	3,663	3,663	1,253	1,253
Mortgage loans on real estate, net of allowance	5,962	5,683	5,888	5,637
Private loans, net of allowance	1,198	855	1,144	1,086
Policy loans	390	390	374	374
Short-term investments	3,115	3,115	2,402	2,402
Other invested assets
Derivative assets	116	116	44	44
Separately managed accounts	105	105	127	127
Other[2]	58	58	40	40
Reinsurance funds withheld[3]	7,248	7,248	5,812	5,812
Separate account assets[4]	1,189	1,189	1,045	1,045
Total financial assets	$41,821	$41,199	$34,445	$34,136
Financial liabilities
Policyholders’ account balances – embedded derivative	$1,104	$1,104	$907	$907
Market risk benefits	89	89	124	124
Other liabilities
Derivative liabilities	12	12	38	38
Funds withheld liabilities	83	83	10	10
Notes payable	174	174	151	151
Corporate and subsidiary borrowings	3,569	3,567	3,652	3,625
Separate account liabilities[4]	1,189	1,189	1,045	1,045
Total financial liabilities	$6,220	$6,218	$5,927	$5,900
1.Balance includes $424 million of private equity measured at cost less any impairments, if any, as their fair values are not readily determinable and are therefore not subject to fair value hierarchy as of December 31, 2023. No amounts of impairments and upward or downward adjustments were recorded for the year ended December 31, 2023. The Company held no equities without readily determinable fair values as of December 31, 2022.
2.Balance represents other invested assets not subject to fair value hierarchy as of December 31, 2023 and 2022, respectively.
3.Balance includes $7.3 billion and $5.7 billion of assets not subject to fair value hierarchy as of December 31, 2023 and 2022, respectively.
4.Balance includes $26 million and $33 million of assets, and corresponding liabilities, that are not subject to fair value hierarchy as of December 31, 2023 and 2022, respectively.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability. A fair value hierarchy is used to determine fair value based on a hypothetical transaction as of the measurement date from the perspective of a market participant. The Company has evaluated the types of securities in its investment portfolio to determine an appropriate hierarchy level based upon trading activity and the observability of market inputs. The classification of assets or liabilities within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are defined as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities
Level 2
Quoted prices in markets that are not active or inputs that are observable directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities other than quoted prices in Level 1; quoted prices in markets that are not active; or other inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3
Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Unobservable inputs reflect the Company’s own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models and third-party evaluation, as well as instruments for which the determination of fair value requires significant management judgment or estimation

Valuation Techniques for Financial Instruments Recorded at Fair Value

Available-for-sale Fixed Maturity Securities and Equity Options — The Company utilizes pricing services to estimate fair value measurements. The fair value for available-for-sale fixed maturity securities that are disclosed as Level 1 measurements are based on unadjusted quoted market prices for identical assets that are readily available in an active market. The estimates of fair value for most available-for-sale fixed maturity securities, including municipal bonds, provided by the pricing service are disclosed as Level 2 measurements as the estimates are based on observable market information rather than market quotes. The pricing service utilizes market quotations for available-for-sale fixed maturity securities that have quoted prices in active markets. Since available-for-sale fixed maturity securities generally do not trade on a daily basis, the pricing service prepares estimates of fair value measurements for these securities using its proprietary pricing applications, which include available relevant market information, benchmark curves, benchmarking of like securities, sector groupings and matrix pricing. Additionally, an option adjusted spread model is used to develop prepayment and interest rate scenarios.
The pricing service evaluates each asset class based on relevant market information, credit information, perceived market movements and sector news. The market inputs utilized in the pricing evaluation, listed in the approximate order of priority, include: benchmark yields, reported trades, pricing source quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, and economic events. The extent of the use of each market input depends on asset class and the market conditions. Depending on the security, the priority of the use of inputs may change or some market inputs may not be relevant. For some securities, additional inputs may be necessary.
The Company has reviewed the inputs and methodology used and the techniques applied by the pricing service to produce quotes that represent the fair value of a specific security. The review confirms that the pricing service is utilizing information from observable transactions or a technique that represents a market participant’s assumptions. The Company does not adjust quotes received from the pricing service. The pricing service utilized by The Company has indicated that they will only produce an estimate of fair value if there is objectively verifiable information available.
The Company holds a small amount of private placement debt and available-for-sale fixed maturity securities that have characteristics that make them unsuitable for matrix pricing. For these securities, a quote from an independent pricing source (typically a market maker) is obtained. Due to the disclaimers on the quotes that indicate the price is indicative only, the Company includes these fair value estimates in Level 3.
For securities priced using a quote from an independent pricing source, such as the equity-indexed options and certain available-for-sale fixed maturity securities, the Company uses a market-based fair value analysis to validate the reasonableness of prices received. Price variances above a certain threshold are analyzed further to determine if any pricing issue exists. This analysis is performed quarterly.

Equity Securities — For publicly-traded equity securities, prices are received from a nationally recognized pricing service that are based on observable market transactions, and these securities are classified as Level 1 measurements. For certain preferred stock, current market quotes in active markets are unavailable. In these instances, an estimated fair value is received from the pricing service. The service utilizes similar methodologies to price preferred stocks as it does for available-for-sale fixed maturity securities. If applicable, these estimates would be disclosed as Level 2 measurements. The Company tests the accuracy of the information provided by reference to other services annually. For certain private equity without readily determinable fair values, fair value estimates are unavailable and are not disclosed.
Short-term Investments — Short-term investments are primarily commercial paper rated A2 or P2 or better by Standard & Poor’s and Moody’s, respectively. Commercial paper is carried at amortized cost which approximates fair value. These investments are classified as Level 2 measurements.
Separate Account Assets and Liabilities — The separate account assets included on the quantitative disclosures fair value hierarchy table are comprised of short-term investments, equity securities, and available-for-sale fixed maturity. Equity securities are classified as Level 1 measurements. Short-term investments and available-for-sale fixed maturity securities are classified as Level 2 measurements. These classifications for separate account assets reflect the same fair value level methodologies as listed above as they are derived from the same vendors and follow the same process.
The separate account assets also include cash and cash equivalents, investment funds, accrued investment income, and receivables for securities. These are not included in the quantitative disclosures of fair value hierarchy table.
A loss of $171 million was recognized on assets transferred to separate accounts for the year ended December 31, 2023 (2022 – nil).
Reinsurance Funds Withheld – Embedded Derivatives — Valuation model is based on quoted prices of similar, traded securities in active markets. For example, interest rates and yield curves observed at commonly quoted intervals, implied volatility, credit spread and market-corroborated inputs.
Market Risk Benefits are classified as Level 3 fair value measurements as the fair value is based on unobservable inputs. The key assumptions for calculating the fair value of the MRBs are market assumptions such as equity market returns, interest rate levels, market volatility and correlations and policyholder behavior assumptions such as lapse, mortality, utilization and withdrawal patterns. Risk margins are included in the policyholder behavior assumptions. The assumptions are based on a combination of historical data and actuarial judgment. The MRBs are valued using stochastic models that incorporate a spread reflecting our non-performance risk.
Derivative Assets/Derivative Liabilities
•Foreign currency forward contracts — discounted cash flow model — forward exchange rates (from observable forward exchange rates at the end of the reporting period); discounted at a credit adjusted rate.
•Interest rate contracts — discounted cash flow model — forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate.
•Equity-index options — certain over-the-counter equity options are valued using models that are widely accepted in the financial services industry with non-market observable inputs such as volatility and forward price/dividend assumptions. Other primary inputs include interest rate assumptions (risk-free rate assumptions), and underlying equity quoted index prices for identical or similar assets in markets that exhibit less liquidity relative to those markets.

Policyholders’ Account Balances – Embedded Derivatives — The amounts reported within policyholder contract deposits include equity linked interest crediting rates based on the S&P 500 within indexed annuities and indexed life. The following unobservable inputs are used for measuring the fair value of the embedded derivatives associated with the policyholder contract liabilities:
•Lapse rate assumptions are determined by company experience. Lapse rates are generally assumed to be lower during a contract’s surrender charge period and then higher once the surrender charge period has ended. Decreases to the assumed lapse rates generally increase the fair value of the liability as more policyholders persist to collect the crediting interest pertaining to the indexed product. Increases to the lapse rate assumption decrease the fair value.
•Mortality rate assumptions vary by age and gender based on company and industry experience. Decreases to the assumed mortality rates increase the fair value of the liabilities as more policyholders earn crediting interest. Increases to the assumed mortality rates decrease the fair value as higher decrements reduce the potential for future interest credits.
•Equity volatility assumptions begin with current market volatilities and grow to long-term values. Increases to the assumed volatility will increase the fair value of liabilities, as future projections will produce higher increases in the linked index.
Fair values of indexed life and annuity liabilities are calculated using the discounted cash flow technique. Shown below are the significant unobservable inputs used to calculate the Level 3 fair value of the embedded derivatives within “Policyholders’ account balances”:

	Fair Value
AS OF DEC. 31 US$ MILLIONS	2023	2022	Unobservable Input
Embedded derivative
Indexed annuities and indexed life	$872	$726	Lapse Rate
			Mortality Multiplier
			Equity Volatility
Funds Withheld Liabilities — Valuation model is based on quoted prices of similar, traded securities in active markets. For example, interest rates and yield curves observed at commonly quoted intervals, implied volatility, credit spread and market-corroborated inputs.
Separately Managed Accounts — The separately managed account manager uses the mid-point of a range from a third-party to price these securities. Discounted cash flows (yield analysis) and market transactions approach are used in the valuation. They use discount rates which is considered an unobservable input.

The fair value hierarchy measurements of the financial instruments are shown below:

	Assets and Liabilities Carried at Fair Value by Hierarchy Level
AS OF DEC. 31, 2023 US$ MILLIONS	Total Fair Value	Level 1	Level 2	Level 3
Financial assets
Available-for-sale fixed maturity securities
U.S. treasury and government	$497	$442	$55	$—
U.S. states and political subdivisions	670	—	670	—
Foreign governments	614	—	614	—
Corporate debt securities	14,592	—	12,314	2,278
Residential mortgage-backed securities	376	—	376	—
Commercial mortgage-backed securities	726	—	696	30
Collateralized debt securities	1,302	—	961	341
Total fixed maturity, available-for-sale	18,777	442	15,686	2,649
Equity securities
Common stock	3,073	2,682	—	391
Preferred stock	121	37	—	84
Private equity and other	45	—	—	45
Total equity securities	3,239	2,719	—	520
Short-term investments	3,115	1,948	40	1,127
Other invested assets:
Derivative assets	116	—	115	1
Separately managed accounts	105	—	—	105
Other	46	—	—	46
Reinsurance funds withheld – embedded derivative	(46)	—	—	(46)
Separate account assets	1,163	405	758	—
Total financial assets	$26,515	$5,514	$16,599	$4,402
Financial liabilities
Policyholders’ account balances – embedded derivative	1,104	—	232	872
Market risk benefit	89	—	—	89
Other liabilities:
Derivative liabilities	12	8	4	—
Funds withheld liabilities	83	—	83	—
Separate account liabilities	1,163	405	758	—
Total financial liabilities	$2,451	$413	$1,077	$961

	Assets and Liabilities Carried at Fair Value by Hierarchy Level
AS OF DEC. 31, 2022 US$ MILLIONS	Total Fair Value	Level 1	Level 2	Level 3
Financial assets
Available-for-sale fixed maturity securities
U.S. treasury and government	$110	$40	$70	$—
U.S. states and political subdivisions	855	—	855	—
Foreign governments	318	—	318	—
Corporate debt securities	13,491	—	13,045	446
Residential mortgage-backed securities	127	—	127	—
Commercial mortgage-backed securities	408	—	408	—
Collateralized debt securities	1,007	—	561	446
Total fixed maturity, available-for-sale	16,316	40	15,384	892
Equity securities
Common stock	1,156	989	—	167
Preferred stock	75	36	—	39
Private equity and other	22	—	—	22
Total equity securities	1,253	1,025	—	228
Short-term investments	2,402	1,160	—	1,242
Other invested assets:
Derivative assets	44	—	43	1
Separately managed accounts	127	—	—	127
Reinsurance funds withheld – embedded derivative	154	—	—	154
Separate account assets	1,012	313	699	—
Total financial assets	$21,308	$2,538	$16,126	$2,644
Financial liabilities
Policyholders’ account balances – embedded derivative	907	—	181	726
Market risk benefit	124	—	—	124
Other liabilities:
Derivative liabilities	38	25	13	—
Funds withheld liabilities	10	—	10	—
Separate account liabilities	1,012	313	699	—
Total financial liabilities	$2,091	$338	$903	$850

Fair Value Information About Financial Instruments Not Recorded at Fair Value
Information about fair value estimates for financial instruments not measured at fair value is discussed below:
Mortgage Loans — The fair value of mortgage loans is estimated using discounted cash flow analyses on a loan-by-loan basis by applying a discount rate to expected cash flows from future installment and balloon payments. The discount rate takes into account general market trends and specific credit risk trends for the individual loan. Factors used to arrive at the discount rate include inputs from spreads based on U.S. Treasury notes and the loan’s credit quality, region, property-type, lien priority, payment type and current status.
Private Loans — The fair value of private loans is estimated using discounted cash flow analyses on a loan-by-loan basis by applying a discount rate to expected cash flows from future installment and balloon payments. The discount rate takes into account general market trends and specific credit risk trends for the individual loan.
Policy Loans — The carrying value of policy loans is the outstanding balance plus any accrued interest. Due to the collateralized nature of policy loans such that they cannot be separated from the policy contracts, the unpredictable timing of repayments and the fact that settlement is at outstanding value, as such the carrying value of policy loans approximates fair value.
Corporate and Subsidiary Borrowings — Corporate and subsidiary borrowings are carried at outstanding principal balance. The carrying value approximates fair value because the carrying value represents the amount owing and payable to the creditor at the reporting date.
Notes Payable — Notes payable are carried at outstanding principal balance. The carrying value of the notes payable approximates fair value because the underlying interest rates approximate market rates at the reporting date.

The carrying value and estimated fair value of financial instruments not recorded at fair value on a recurring basis are shown below:

AS OF DEC. 31, 2023 US$ MILLIONS	Carrying Amount	Fair Value	FV Hierarchy Level
			Level 1	Level 2	Level 3
Financial assets
Mortgage loans on real estate, net of allowance	$5,962	$5,683	—	—	5,683
Private loans, net of allowance	1,198	$855	—	—	855
Policy loans	390	$390	—	—	390
Other invested assets, excluding derivatives and separately managed accounts	12	$12	—	—	12
Total financial assets	$7,562	$6,940
Financial liabilities
Corporate and subsidiary borrowings	$3,569	$3,567	133	249	3,185
Notes payable	174	$174	—	—	174
Total financial liabilities	$3,743	$3,741

AS OF DEC. 31, 2022 US$ MILLIONS	Carrying Amount	Fair Value	FV Hierarchy Level
			Level 1	Level 2	Level 3
Financial assets
Mortgage loans on real estate, net of allowance	$5,888	$5,637	—	—	5,637
Private loans, net of allowance	1,144	$1,086	—	—	1,086
Policy loans	374	$374	—	—	374
Other invested assets, excluding derivatives and separately managed accounts	40	$40	—	—	40
Total financial assets	$7,446	$7,137
Financial liabilities
Corporate and subsidiary borrowings	$3,652	$3,625	—	—	3,625
Notes payable	151	$151	—	—	151
Total financial liabilities	$3,803	$3,776
For financial assets and financial liabilities measured at fair value on a recurring basis using Level 3 inputs during the periods, reconciliations of the beginning and ending balances are shown below:

	Assets				Liabilities
FOR THE YEAR ENDED DEC. 31, 2023 US$ MILLIONS	Investment Securities	Derivative Assets	Separately Managed Accounts	Reinsurance funds withheld - Embedded Derivative	PAB – Embedded Derivative
Balance, beginning of year	$2,362	$1	$127	$154	$(726)
Acquisitions from business combination	47	—	—	—	—
Fair value changes in net income	(170)	108	(1)	(200)	—
Net change included in interest sensitive contract benefits	—	—	—	—	(96)
Fair value changes in other comprehensive income	393	—	(4)	—	—
Purchases	6,271	133	33	—	—
Sales	(4,561)	—	(50)	—	—
Settlements or maturities	—	(241)	—	—	—
Premiums less benefits	—	—	—	—	(50)
Balance, end of year	$4,342	$1	$105	$(46)	$(872)

	Assets				Liabilities
FOR THE YEAR ENDED DEC. 31, 2022 US$ MILLIONS	Investment Securities	Derivative Assets	Separately Managed Accounts	Reinsurance funds withheld - Embedded Derivative	PAB – Embedded Derivative
Balance, beginning of year	$109	$—	$—	$(19)	$—
Acquisitions from business combination	373	3	113	—	(745)
Fair value changes in net income	(31)	(13)	—	173	—
Net change included in interest sensitive contract benefits	—	—	—	—	61
Fair value changes in other comprehensive income	(158)	(25)	—	—	—
Purchases	2,483	55	32	—	—
Sales	(433)	—	(18)	—	—
Settlements or maturities	19	(19)	—	—	—
Premiums less benefits	—	—	—	—	(42)
Balance, end of year	$2,362	$1	$127	$154	$(726)
There were no transfers between Level 1, Level 2 or Level 3 during the periods presented. The Company’s valuation of financial instruments categorized as Level 3 in the fair value hierarchy are based on valuation techniques that use significant inputs that are unobservable or had a decline in market activity that obscured observability. The indicators considered in determining whether a significant decrease in the volume and level of activity for a specific asset has occurred include the level of new issuances in the primary market, trading volume in the secondary market, the level of credit spreads over historical levels, applicable bid-ask spreads, and price consensus among market participants and other pricing sources. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models and discounted cash flow methodology based on spread/yield assumptions.

The following summarizes the valuation techniques and unobservable inputs of the Level 3 fair value measurements:

Type of Asset	Valuation Techniques	Significant Unobservable Inputs
Equity-index options	Heston and Black-Scholes Valuation models	•Interest rate (risk-free rate assumptions) •Underlying equity quoted index prices
Available-for-sale fixed maturity securities	Corporate debt securities •Discounted cash flows (yield analysis) •Income approach •Price at cost	Corporate debt securities •Contractual cash flows •Duration •Call provisions •Weighted-average life •Risk premium •Coupon rate
	Collateralized debt securities •Broker quotes •Income approach	Collateralized debt securities •Contractual cash flows •Weighted-average coupon and maturity •Collateral type •Loss severity •Geography
Common stock, preferred stock and private equity	•Broker quotes •Income approach •Current Value Method (“CVM”) •Guideline public company method[1]	•Security structure •Last Twelve Months (“LTM”) Revenue Multiple[2] •Next Calendar Year (“NCY”) Revenue Multiple[3] •LTM EBITDA Multiple[4] •NCY +1 EBITDA Multiple[5]
Separately managed accounts	Common stock and warrants •Guideline public company method[1] •Option pricing method •CVM	Common stock and warrants •LTM Revenue Multiple[2] •NCY Revenue Multiple[3] •LTM EBITDA Multiple[4] •NCY +1 EBITDA Multiple[5] •Term •Volatility •Discount for lack of marketability (“DLOM”)
	Preferred stock •Guideline public company method[1] •CVM	Preferred stock •LTM Revenue Multiple[2] •NCY Revenue Multiple[3] •LTM EBITDA Multiple[4] •NCY +1 EBITDA Multiple[5]
	Fixed income •Discounted cash flows (yield analysis) •Market transactions approach •CVM •Cost	Fixed income •Discount rate •NCY EBITDA
1.Guideline public company method uses price multiples from data on comparable public companies. Multiples are then adjusted to account for differences between what is being valued and comparable firms.
2.LTM Revenue Multiple valuation metric shows revenue for the past 12-month period.
3.NCY Revenue Multiple shows forecast revenue over the next calendar year.
4.LTM EBITDA Multiple shows earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the past 12-month period.
5.NCY +1 EBITDA Multiple shows forecasted EBITDA expected to be achieved over the next calendar year.

NOTE 12. REINSURANCE
(a)Reinsurance Assumed
NER SPC and NER Ltd. are the reinsurers of the Company’s operations. The reinsurance transactions are majorly structured as Modco arrangements with reinsurance funds withheld.
The following table summarized the Company’s reinsurance funds withheld, deposit liability, policyholders’ account balances and embedded derivatives by accounting classification related to its reinsurance business.

AS OF DEC. 31, 2023 US$ MILLIONS	Deposit accounting	Interest sensitive investment type	Total
Asset
Reinsurance funds withheld, net	$1,538	$5,741	$7,279
Embedded derivatives	6	(52)	(46)
			7,233
Other reinsurance funds withheld[1]			15
Reinsurance funds withheld, total			$7,248

Liability
Policyholders’ account balance, excluding embedded derivatives	$—	$7,530	$7,530
Embedded derivatives	—	232	232
Policyholders’ account balance, total			$7,762

Deposit liability	$1,577	$—	$1,577
1.In addition to NER SPC and NER Ltd., Argo assumes certain forms of casualty risks, primarily asbestos and environmental liabilities, as part of their closed run-off business. Liabilities for such reinsurance assumed are included in “Policy and contract claims” in the statements of financial position. See Note 20 for details.

AS OF DEC. 31, 2022 US$ MILLIONS	Deposit accounting	Interest sensitive investment type	Total
Asset
Reinsurance funds withheld, net	$1,603	$4,055	$5,658
Embedded derivatives	17	137	154
Reinsurance funds withheld, total			$5,812

Liability
Policyholders’ account balance, excluding embedded derivatives	$—	$5,652	$5,652
Embedded derivatives	—	181	181
Policyholders’ account balance, total			$5,833

Deposit liability	$1,657	$—	$1,657

(b)Reinsurance Ceded
The Company also reinsures its business through a diversified group of reinsurers. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements. The Company monitors trends in arbitration and any litigation outcomes with its reinsurers. Collectability of reinsurance balances is evaluated by monitoring ratings and the financial strength of its reinsurers. The effect of reinsurance on net premiums earned and claims incurred and policyholder benefits paid are as follows:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2023	2022	2021
Premiums earned:
Gross amounts, including reinsurance assumed	$5,430	$3,662	$1,017
Reinsurance ceded	(1,293)	(651)	(1)
Net premiums earned	$4,137	$3,011	$1,016

Policyholder benefits paid and claims incurred:
Gross amounts, including reinsurance assumed	$(3,378)	$(1,695)	$(90)
Reinsurance ceded	830	384	18
Net benefits paid and claims incurred	$(2,548)	$(1,311)	$(72)

NOTE 13. SEPARATE ACCOUNT ASSETS AND LIABILITIES
The following table presents the change of the Company’s separate account assets and liabilities:

AS OF AND FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2023	2022
Balance, beginning of year	$1,045	$—
Additions (deductions):
Acquisition from business combination	—	1,123
Policyholder deposits	77	44
Net investment income	33	32
Net realized capital gains on investments	170	(72)
Policyholder benefits and withdrawals	(117)	(66)
Net transfer from (to) general account	(8)	(10)
Policy charges	(11)	(6)
Total changes	144	1,045
Balance, end of year	$1,189	$1,045
The Company had no separate account assets and liabilities as of and for the year ended December 31, 2021.

NOTE 14. DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED
The following tables present a rollforward of DAC and VOBA asset, for the periods indicated:

AS OF AND FOR THE YEAR ENDED DEC. 31, 2023 US$ MILLIONS	Direct Insurance	Reinsurance	Total
DAC
Balance, beginning of year	$254	$927	$1,181
Additions	781	521	1,302
Amortization	(449)	(75)	(524)
Net change	332	446	778
Balance, end of year	586	1,373	1,959
VOBA Asset
Balance, beginning of year	404	—	404
Acquisition from business combinations	176	—	176
Additions	37	—	37
Amortization	(108)	—	(108)
Net change	105	—	105
Balance, end of year	509	—	509
Total DAC and VOBA Asset	$1,095	$1,373	$2,468

AS OF AND FOR THE YEAR ENDED DEC. 31, 2022 US$ MILLIONS	Direct Insurance	Reinsurance	Total
DAC
Balance, beginning of year	$—	$710	$710
Additions	442	266	708
Amortization	(188)	(49)	(237)
Net change	254	217	471
Balance, end of year	254	927	1,181
VOBA Asset
Balance, beginning of year	—	—	—
Acquisition from business combinations	538	—	538
Amortization	(134)	—	(134)
Net change	404	—	404
Balance, end of year	404	—	404
Total DAC and VOBA Asset	$658	$927	$1,585

AS OF AND FOR THE YEAR ENDED DEC. 31, 2021 US$ MILLIONS	Reinsurance	Total
DAC
Balance, beginning of year	$—	$—
Additions	720	720
Amortization	(10)	(10)
Net change	710	710
Balance, end of year	$710	$710
As stated in Note 2, VOBA asset are included in “Deferred policy acquisition costs” in the statements of financial position. The amortization of VOBA asset is recorded in “Net change in deferred policy acquisition cost” in the statements of operations. There were no VOBA assets in 2021.
The following table provides the projected VOBA asset amortization expenses for a five-year period and thereafter:

Years	US$ MILLIONS
2024	$163
2025	39
2026	30
2027	24
2028	23
Thereafter	230
Total amortization expense	$509

NOTE 15. INTANGIBLE ASSETS
The components of definite-lived and indefinite-lived intangible assets are as follows. Refer to Note 14 for VOBA asset, which is an actuarial intangible asset arising from a business combination.

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
AS OF DEC. 31 US$ MILLIONS	2023			2022
Definite-lived intangible assets:
Distributor relationships	$28	$—	$28	$6	$—	$6
Trade name	24	(2)	22	12	(2)	10
Unpaid claims reserve intangible asset	104	(5)	99	—	—	—
Software and other	32	(2)	30	—	—	—
Total definite-lived intangible assets	188	(9)	179	18	(2)	16
Indefinite-lived intangible assets:
Insurance licenses	56	—	56	36	—	36
Total	$244	$(9)	$235	$54	$(2)	$52
No impairment expenses of intangible assets were recognized for the years ended December 31, 2023, 2022 and 2021. We estimate that our intangible assets do not have any significant residual value in determining their amortization. Amortization expenses were $7 million, $1 million and nil for the years ended December 31, 2023, 2022 and 2021, respectively.

The following table outlines the estimated future amortization expense related to definite-lived intangible assets held as of December 31, 2023.

Years	US$ MILLIONS
2024	$46
2025	35
2026	26
2027	19
2028	15
Thereafter	38
Total amortization expense	$179

NOTE 16. ACQUISITIONS AND DISPOSITION
Acquisitions
Argo Group International Holdings, Inc.
On November 16, 2023, the Company acquired Argo Group International Holdings, Ltd. On November 30, 2023, Argo Group International Holdings, Ltd. was re-domiciled to a U.S. corporation and changed its name to Argo Group International Holdings, Inc. (“Argo”). Argo is an underwriter of specialty insurance products in the property and casualty market. Upon closing of the acquisition, the Company acquired 100% of all Argo’s issued and outstanding shares in exchange for $30 per share in an all-cash transaction for $1.1 billion. The Company acquired all assets and assumed all liabilities of Argo as of the closing date, and consolidates the business for financial statement purposes. The acquired business contributed revenues of $191 million and net profit of $1 million to the Company for the period from November 16, 2023 to December 31, 2023. Had the acquisition occurred on January 1, 2022, the consolidated unaudited pro forma revenue and net profit (loss) would be $8.3 billion and $587 million, respectively, for the year ended December 31, 2023 and $6.1 billion and $326 million, respectively, for the year ended December 31, 2022. The pro forma amounts have been calculated using the subsidiary’s results and adjusting them for the revised depreciation and amortization that would have been charged assuming the fair value adjustments to investments, property and equipment and intangible assets had applied from January 1, 2022, together with the consequential tax effects.
Accounting for the acquisition of Argo is not finalized, and there remains some measurement uncertainty on the acquisition valuation, which is pending completion of a comprehensive evaluation of the net assets acquired within the next twelve months, including but not limited to identifiable intangible assets, fixed assets, deferred income tax assets and liabilities for unpaid claims and claim adjustment expenses. The financial statements as of December 31, 2023 reflect management’s current best estimate of the purchase price allocation. Final valuation of the assets acquired and liabilities assumed and the completion of the purchase price allocation will occur by the fourth quarter of 2024.
The initial acquisition accounting resulted in a bargain purchase gain, which represents the excess of the fair value of net assets acquired over the purchase price. As of December 31, 2023, due to the aforementioned twelve-month measurement period, the Company deferred the recognition of such gain by recognizing a provisional deferred credit of $51 million within “Other liabilities” on the statements of financial position. The provisional bargain purchase gain was attributable to the negotiation process with Argo.
Acquisition costs of $13 million incurred at the acquisition date were recorded as “Operating expenses” in the statements of operations.

The following summarizes the consideration transferred, fair value of assets acquired and liabilities assumed at the acquisition date:

Assets acquired	US$ MILLIONS
Investments	$3,460
Cash and cash equivalents	713
Accrued investment income	17
Value of business acquired	176
Reinsurance funds withheld	20
Premiums due and other receivables	332
Ceded unearned premiums	388
Deferred tax asset	54
Reinsurance recoverables	2,982
Property and equipment	85
Intangible assets	186
Other assets	166
Total assets acquired	8,579
Liabilities assumed
Policy and contract claims	5,526
Unearned premium reserve	986
Subsidiary borrowings	369
Other liabilities	451
Total liabilities assumed	7,332
Less: Non-controlling interest	137
Net assets acquired	1,110
Deferred gain on bargain purchase	$51
American National Group, LLC
On May 25, 2022, the Company acquired American National. American National offers a broad portfolio of insurance products, including individual and group life insurance, annuities, health insurance, and property and casualty insurance. Under the terms of the Merger Agreement, the Company acquired 100% of all American National’s issued and outstanding shares in exchange for $190 per share, which is equivalent to $5.1 billion. The consideration was all cash. The Company acquired all assets and assumed all liabilities of American National as of the closing date, and consolidates the business for financial statement purposes. The acquired business contributed revenues of $2.3 billion and net profit of $324 million to the Company for the period from May 25 to December 31, 2022. Had the acquisition occurred on January 1, 2021, the consolidated unaudited pro forma revenue and net profit would be $5.8 billion and $634 million, respectively, for the year ended December 31, 2022 and $5.4 billion and $588 million, respectively, for the year ended December 31, 2021. The pro forma amounts have been calculated using the subsidiary’s results and adjusting them for the revised depreciation and amortization that would have been charged assuming the fair value adjustments to investments, property and equipment and intangible assets had applied from January 1, 2021, together with the consequential tax effects.
As part of re-assessing the final valuations of certain assets, such as intangible assets and goodwill, and certain liabilities, the Company recognized measurement period adjustments to reflect new information obtained about facts and circumstances that existed as of the acquisition date. Measurement period adjustments consist primarily of a decrease of $37 million to property and equipment, a decrease of $16 million to value of business acquired, an increase of $19 million to goodwill and a decrease of $29 million to future policy benefits.

The valuation was finalized in the second quarter of 2023 as follows:

Assets acquired	US$ MILLIONS
Investments	$22,519
Cash and cash equivalents	1,021
Accrued investment income	101
Value of business acquired	555
Premiums due and other receivables	437
Ceded unearned premiums	45
Deferred tax assets	374
Reinsurance recoverables	410
Property and equipment	138
Intangible assets	51
Equity accounted investment	1,402
Investment properties	541
Other assets	296
Separate account assets	1,123
Total assets acquired	29,013
Liabilities assumed
Future policy benefits	5,304
Policyholders’ account balances	13,880
Policy and contract claims	1,706
Unearned premium reserve	1,073
Other policyholder funds	324
Notes payable	158
Other liabilities	449
Separate account liabilities	1,123
Total liabilities assumed	24,017
Less: Non-controlling interest	(10)
Net assets acquired	4,986
Goodwill	$121
Disposition of Held-for-Sale Business
On December 1, 2023, the Company closed the sale of its held-for-sale health insurance business to a third party. The business was acquired by a third party for cash proceeds of $79 million through their acquisition of 100% of the stock of one wholly-owned subsidiary and certain reinsurance transactions. The carrying value of the disposed business was approximately $36 million. After taking into account the transaction and other costs of $10 million, the Company recognized a pre-tax gain on the sale of $33 million, which is included in “Investment related gains (losses)” in the statements of operations.

NOTE 17. FUTURE POLICY BENEFITS
The reconciliation of the balances described in the table below to the “Future policy benefits” in the statements of financial position is as follows.

AS OF DEC. 31 US$ MILLIONS	2023	2022
Future policy benefits
Direct Insurance	$3,147	$3,136
Pension Risk Transfer	4,521	2,964
Deferred profit liability
Direct Insurance	98	24
Pension Risk Transfer	228	187
Other contracts and VOBA liability	1,819	1,700
Total future policy benefits	$9,813	$8,011

a.Future Policy Benefits
The balances and changes in the liability for future policy benefits are as follows:

AS OF AND FOR THE YEAR ENDED DEC. 31, 2023 US$ MILLIONS, EXCEPT FOR YEARS AND PERCENTAGES	Direct Insurance	Pension Risk Transfer	Total
Present value of expected net premiums
Balance, beginning of year	$3,775	$—	$3,775
Beginning balance at original discount rate	4,088	—	4,088
Effect of changes in cash flow assumptions[1]	(317)	—	(317)
Effect of actual variances from expected experience	(59)	—	(59)
Adjusted beginning of year balance	3,712	—	3,712
Issuances	109	1,431	1,540
Interest accrual	131	12	143
Net premiums collected	(424)	(1,444)	(1,868)
Derecognitions (lapses and withdrawals)	(38)	1	(37)
Ending balance at original discount rate	3,490	—	3,490
Effect of changes in discount rate assumptions	(119)	—	(119)
Balance, end of year	$3,371	$—	$3,371

Present value of expected future policy benefits
Balance, beginning of year	$6,911	$2,964	$9,875
Beginning balance at original discount rate	7,546	3,305	10,851
Effect of changes in cash flow assumptions[1]	(322)	(17)	(339)
Effect of actual variances from expected experience	(82)	(4)	(86)
Adjusted beginning of year balance	7,142	3,284	10,426
Issuances	109	1,443	1,552
Interest accrual	243	166	409
Benefit payments	(655)	(304)	(959)
Derecognitions (lapses and withdrawals)	(38)	2	(36)
Foreign currency translation	—	80	80
Ending balance at original discount rate	6,801	4,671	11,472
Effect of changes in discount rate assumptions	(283)	(150)	(433)
Balance, end of year	$6,518	$4,521	$11,039

Net liability for future policy benefits	3,147	4,521	7,668
Less: Reinsurance recoverables	(60)	(50)	(110)
Net liability for future policy benefits, after reinsurance recoverable	$3,087	$4,471	$7,558

Weighted-average liability duration of future policy benefits (years)	13	9
Weighted average interest accretion rate	5%	4%
Weighted average current discount rate	5%	5%
1.For the year ended December 31, 2023, the Company recognized liability remeasurement gains of $3 million from the net effect of the changes in cash flow assumptions, which were included in “Policyholder benefits and claims incurred” in the statements of operations. For Direct Insurance segment, the net effect of the changes in cash flow assumptions was a net decrease of liability for future policy benefits, primarily driven by a favorable mortality for annuity products and a decrease in lapse rates and a favorable mortality for term life products. For Pension Risk Transfer segment, the net effect of changes in cash flow assumptions on liability for future policy benefits was largely offset by the corresponding impact in deferred profit liability.

AS OF AND FOR THE YEAR ENDED DEC. 31, 2022 US$ MILLIONS, EXCEPT FOR YEARS AND PERCENTAGES	Direct Insurance	Pension Risk Transfer	Total
Present value of expected net premiums
Balance, beginning of year	$—	$—	$—
Acquisition from business combination	4,142	—	4,142
Issuances	170	—	170
Interest accrual	58	—	58
Net premiums collected	(252)	—	(252)
Derecognitions (lapses and withdrawals)	(30)	—	(30)
Ending balance at original discount rate	4,088	—	4,088
Effect of changes in discount rate assumptions	(313)	—	(313)
Balance, end of year	$3,775	$—	$3,775

Present value of expected future policy benefits
Balance, beginning of year	$—	$2,171	$2,171
Beginning balance at original discount rate	—	2,071	2,071
Effect of actual variances from expected experience	—	4	4
Adjusted beginning of year balance	—	2,075	2,075
Acquisition from business combination	7,614	—	7,614
Issuances	169	1,528	1,697
Interest accrual	104	63	167
Benefit payments	(311)	(142)	(453)
Derecognitions (lapses and withdrawals)	(30)	—	(30)
Foreign currency translation	—	(219)	(219)
Ending balance at original discount rate	7,546	3,305	10,851
Effect of changes in discount rate assumptions	(635)	(353)	(988)
Effect of foreign currency translation on the effect of changes in discount rate assumptions	—	12	12
Balance, end of year	$6,911	$2,964	$9,875

Net liability for future policy benefits	3,136	2,964	6,100
Less: Reinsurance recoverables	(64)	(88)	(152)
Net liability for future policy benefits, after reinsurance recoverable	$3,072	$2,876	$5,948

Weighted-average liability duration of future policy benefits (years)	13	9

Weighted average interest accretion rate	5%	3%
Weighted average current discount rate	5%	5%

AS OF AND FOR THE YEAR ENDED DEC. 31, 2021 US$ MILLIONS, EXCEPT FOR YEARS AND PERCENTAGES	Pension Risk Transfer	Total
Present value of expected future policy benefits
Balance at current discount rate, beginning of year	$1,195	$1,195
Transition impacts	126	126
Adjusted beginning of year balance, at current discount rate	1,321	1,321
Beginning balance at original discount rate	1,115	1,115
Effect of actual variances from expected experience	(15)	(15)
Adjusted beginning of year balance	1,100	1,100
Issuances	1,000	1,000
Interest accrual	40	40
Benefit payments	(71)	(71)
Foreign currency translation	2	2
Ending balance at original discount rate	2,071	2,071
Effect of changes in discount rate assumptions	97	97
Effect of foreign currency translation on the effect of changes in discount rate assumptions	3	3
Balance, end of year	$2,171	$2,171

Net liability for future policy benefits	2,171	2,171
Less: Reinsurance recoverables	(142)	(142)
Net liability for future policy benefits, after reinsurance recoverable	$2,029	$2,029

Weighted-average liability duration of future policy benefits (years)	10

Weighted average interest accretion rate	4%
Weighted average current discount rate	1%
The amounts of undiscounted and discounted expected gross premiums and future benefit payments follow:

	2023		2022
AS OF DEC. 31 US$ MILLIONS	Undiscounted	Discounted	Undiscounted	Discounted
Direct Insurance
Expected future benefit payments	$12,564	$6,518	$14,524	$6,911
Expected future gross premiums	8,010	4,660	9,604	4,918

Pension Risk Transfer
Expected future benefit payments	7,338	4,521	5,023	2,964
Expected future gross premiums	—	—	—	—

Total
Expected future benefit payments	19,902	11,039	19,547	9,875
Expected future gross premiums	8,010	4,660	9,604	4,918

The amount of revenue and interest recognized in the statements of operations follows:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	Gross Premiums or Assessments			Interest Expense
	2023	2022	2021	2023	2022	2021
Direct Insurance	$626	$327	$—	$160	$47	$—
Pension Risk Transfer	1,481	1,557	1,017	126	68	45
b.Deferred Profit Liability
For limited-pay products, gross premiums received in excess of net premiums are deferred at initial recognition as deferred profit liability (“DPL”). The assumptions and reflection of experience for DPL will be consistent with those used in the liability for future policy benefits, including the remeasurement methodology. The discount rate used in calculating DPL will be consistent with the locked-in rate used for the liability for future policy benefits.
DPL is amortized into income on a constant basis in relation with benefit payments. For life contingent payout annuities, DPL is amortized over expected future benefit payments.
For limited payment traditional life permanent contracts, DPL is amortized over face amount for limited payment traditional life permanent contracts.

AS OF AND FOR THE YEAR ENDED DEC. 31, 2023 US$ MILLIONS	Direct Insurance	Pension Risk Transfer	Total
Balance, beginning of year	$24	$187	$211
Effect of changes in cash flow assumptions	(1)	13	12
Effect of actual variances from expected experience	24	4	28
Adjusted beginning of year balance	47	204	251
Profits deferred	52	29	81
Interest accrual	2	9	11
Amortization	(3)	(18)	(21)
Foreign currency translation	—	4	4
Balance, end of year	$98	$228	$326

AS OF AND FOR THE YEAR ENDED DEC. 31, 2022 US$ MILLIONS	Direct Insurance	Pension Risk Transfer	Total
Balance, beginning of year	$—	$158	$158
Effect of actual variances from expected experience	4	(8)	(4)
Adjusted beginning of year balance	4	150	154
Profits deferred	20	51	71
Interest accrual	—	5	5
Amortization	—	(6)	(6)
Foreign currency translation	—	(13)	(13)
Balance, end of year	$24	$187	$211

AS OF AND FOR THE YEAR ENDED DEC.31, 2021 US$ MILLIONS	Pension Risk Transfer	Total
Balance, beginning of year	$57	$57
Transition impacts	80	80
Adjusted balance, beginning of year	137	137
Effect of actual variances from expected experience	(6)	(6)
Adjusted beginning of year balance	131	131
Profits deferred	26	26
Interest accrual	2	2
Amortization	(2)	(2)
Foreign currency translation	1	1
Balance, end of year	$158	$158

NOTE 18. POLICYHOLDERS’ ACCOUNT BALANCES
Policyholders’ account balances relate to investment-type contracts and universal life-type policies. Investment-type contracts principally include traditional individual fixed annuities in the accumulation phase and non-variable group annuity contracts. Policyholders’ account balances are equal to (i) policy account values, which consist of an accumulation of gross premium payments; (ii) credited interest, ranging from 1.0% to 8.0% (some annuities have enhanced first year crediting rates ranging from 1.0% to 7.0%), less expenses, mortality charges, and withdrawals; and (iii) fair value adjustment.
The balances and changes in policyholders’ account balances follow.

AS OF AND FOR THE YEAR ENDED DEC. 31, 2023 US$ MILLIONS	Direct Insurance	Reinsurance	Total
Balance, beginning of year	$14,308	$5,833	$20,141
Issuances	4,466	177	4,643
Premiums received	433	1,988	2,421
Policy charges	(401)	(37)	(438)
Surrenders and withdrawals	(2,242)	(267)	(2,509)
Interest credited	640	35	675
Benefit payments	—	(35)	(35)
Other	(27)	68	41
Balance, end of year	$17,177	$7,762	$24,939

AS OF AND FOR THE YEAR ENDED DEC. 31, 2022 US$ MILLIONS	Direct Insurance	Reinsurance	Total
Balance, beginning of year	$—	$4,677	$4,677
Acquisition from business combination	13,802	—	13,802
Issuances	1,111	327	1,438
Premiums received	252	1,065	1,317
Policy charges	(215)	(28)	(243)
Surrenders and withdrawals	(861)	(179)	(1,040)
Interest credited	155	32	187
Benefit payments	—	(28)	(28)
Other	64	(33)	31
Balance, end of year	$14,308	$5,833	$20,141
The balance of account values by range of guaranteed minimum crediting rates and the related range of difference, in basis points, between rates being credited to policyholders and the respective guaranteed minimums follow.

AS OF DEC. 31, 2023 US$ MILLIONS	Range of Guaranteed Minimum Crediting Rate	At Guaranteed Minimum	1 - 50 Basis Points Above	51 - 150 Basis Points Above	> 150 Basis Points Above	Other[1]	Total
Direct Insurance	0% - 1%	$2,590	$30	$487	$727	$—	$3,834
	1% - 2%	860	432	2,090	2,530	—	5,912
	2% - 3%	1,246	410	275	4,225	—	6,156
	Greater than 3%	917	7	1	1	—	926
	Other[1]	—	—	—	—	349	349
	Total	$5,613	$879	$2,853	$7,483	$349	$17,177

Reinsurance	0% - 1%	$—	$681	$207	$42	$—	$930
	1% - 2%	—	—	16	—	—	16
	Other[1]	—	—	—	—	6,816	6,816
	Total	$—	$681	$223	$42	$6,816	$7,762
1.Other includes products with either a fixed rate or no guaranteed minimum crediting rate.

AS OF DEC. 31, 2022 US$ MILLIONS	Range of Guaranteed Minimum Crediting Rate	At Guaranteed Minimum	1 - 50 Basis Points Above	51 - 150 Basis Points Above	> 150 Basis Points Above	Other[1]	Total
Direct Insurance	0% - 1%	$—	$—	$—	$—	$—	$—
	1% - 2%	4,284	531	2,735	2,529	—	10,079
	2% - 3%	1,583	565	342	66	—	2,556
	Greater than 3%	607	8	5	—	—	620
	Other[1]	—	—	—	—	1,053	1,053
	Total	$6,474	$1,104	$3,082	$2,595	$1,053	$14,308

Reinsurance	0% - 1%	$—	$407	$199	$1	$—	$607
	1% - 2%	—	—	11	—	—	11
	Other[1]	—	—	—	—	5,215	5,215
	Total	$—	$407	$210	$1	$5,215	$5,833
1.Other includes products with either a fixed rate or no guaranteed minimum crediting rate.

NOTE 19. MARKET RISK BENEFITS
The net balance of market risk benefit asset and liabilities of, and changes in guaranteed minimum withdrawal benefits associated with, annuity contracts follow.

AS OF AND FOR THE YEAR ENDED DEC. 31, 2023 US$ MILLIONS	Direct Insurance	Reinsurance	Total
Balance, beginning of year, before effect of changes in the instrument-specific credit risk	$44	$70	$114
Effect of changes in the beginning instrument-specific credit risk	26	(28)	(2)
Attributed fees collected	13	32	45
Interest accrual	3	3	6
Adjustment from deterministic to stochastic	20	(17)	3
Effect of experience variance	(13)	4	(9)
Effect of changes in financial assumptions	(80)	(100)	(180)
Effect of changes in other future expected assumptions	(13)	(12)	(25)
Effect of changes in the ending instrument-specific credit risk	(1)	15	14
Issuance	1	88	89
Balance, end of year	$—	$55	$55

Net amount of risk	$—	$868
Weighted average attained age of contract holders (years)	65	66

AS OF AND FOR THE YEAR ENDED DEC. 31, 2022 US$ MILLIONS	Direct Insurance	Reinsurance	Total
Balance, beginning of year, before effect of changes in the instrument-specific credit risk	$—	$68	$68
Effect of changes in the beginning instrument-specific credit risk	44	(1)	43
Attributed fees collected	5	23	28
Interest accrual	2	1	3
Adjustment from deterministic to stochastic	12	3	15
Effect of experience variance	(4)	(2)	(6)
Effect of changes in financial assumptions	(119)	(75)	(194)
Effect of changes in the ending instrument-specific credit risk	(70)	28	(42)
Issuance and other	174	25	199
Balance, end of year	$44	$70	$114

Net amount of risk	$453	$597
Weighted average attained age of contract holders (years)	64	66

AS OF AND FOR THE YEAR ENDED DEC. 31, 2021 US$ MILLIONS	Reinsurance	Total
Balance, beginning of year, before effect of changes in the instrument-specific credit risk	$54	$54
Attributed fees collected	5	5
Adjustment from deterministic to stochastic	(6)	(6)
Effect of experience variance	12	12
Effect of changes in financial assumptions	1	1
Effect of changes in the ending instrument-specific credit risk	1	1
Issuance	1	1
Balance, end of year	$68	$68

Net amount at risk	$328
Weighted average attained age of contract holders (years)	66
As of December 31, 2023, 2022 and 2021, the Company had no reinsurance recoverables pertaining to market risk benefits.
The reconciliation of market risk benefits by amounts in an asset position and in a liability position to the “Market risk benefits” amount in the statements of financial position follows.

AS OF DEC. 31 US$ MILLIONS	2023			2022
	Asset	Liability	Net	Asset	Liability	Net
Direct Insurance	$34	$(34)	$—	$10	$(54)	$(44)
Reinsurance	—	(55)	(55)	—	(70)	(70)
Total	$34	$(89)	$(55)	$10	$(124)	$(114)

NOTE 20. LIABILITY FOR UNPAID CLAIMS AND CLAIM ADJUSTMENT EXPENSES
The liability for unpaid claims and claim adjustment expenses (“unpaid claims”) for property and casualty insurance is included in “Policy and contract claims” in the statements of financial position and is the amount estimated for incurred but not reported (“IBNR”) claims and claims that have been reported but not settled (“case reserves”), as well as associated claim adjustment expenses.
Reserving for IBNR claims are based on the estimated ultimate cost of settling claims, including the effects of inflation and other social and economic factors, using past experience adjusted for current trends and any other factors that would modify past experience. The Company uses a variety of actuarial techniques to analyze current claims costs, including frequency and severity data. These actuarial techniques consider variables such as past claims experience, current claims trends and prevailing economic, social and legal environments. The suitability of each actuarial technique depends on the characteristics of insurance products, some of which have a stable pattern of claims and expense emergence while others may not have a stable pattern or may not be mature enough to use past claims data to forecast ultimate claims and expenses. The general approach for estimating reserves for IBNR claims is to forecast ultimate claims and expenses first, which are reduced by the amount of cumulative paid claims and case reserves. Reserves established in prior years are adjusted as claims experience develops and new information becomes available. The effects of changes to previously estimated reserves are included in the statements of operations in the year in which the changes occur. There have been no significant changes in methodologies or assumptions used to calculate the liability for unpaid claims.
Information regarding the liability for unpaid claims is shown below:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2023	2022
Policy and contract claims, beginning	$1,786	$1,706
Less: Unpaid claims balance, beginning – long-duration	217	210
Gross unpaid claims balance, beginning – short-duration	1,569	1,496
Less: Reinsurance recoverables, beginning	305	281
Net unpaid claims balance, beginning – short-duration	1,264	1,215
Acquisition from business combination, net of reinsurance	2,735	—
Add: incurred related to
Current accident year	1,653	831
Prior accident years	(80)	(31)
Total incurred claims	1,573	800
Less: paid claims related to
Current accident year	998	555
Prior accident years	533	196
Total paid claims	1,531	751
Net unpaid claims balance, ending – short-duration	4,041	1,264
Foreign currency translation	4	—
Add: Reinsurance recoverables, ending	3,045	305
Gross unpaid claims balance, ending – short-duration	7,090	1,569
Add: Unpaid claims balance, ending – long duration	198	217
Policy and contract claims, ending	$7,288	$1,786
The Company had no liability for unpaid claims in 2021.
The estimates for ultimate incurred claims attributable to insured events of prior years decreased by approximately $80 million and $31 million, respectively, for the years ended December 31, 2023 and 2022. The favorable development in 2023 was a reflection of lower-than-anticipated losses emerging from the liability line of business, including commercial auto, commercial multi-peril and workers compensation businesses. The favorable development in 2022 was a reflection of lower liability claim settlement costs emerging primarily from the liability line of business, including personal and commercial auto, agribusiness and commercial business owner businesses.

Claims and Claim Adjustment Expenses
The claims development tables as of December 31, 2023 are presented separately for each of the following major property and casualty lines of business:
•Liability – includes a broad range of primary and excess casualty products, such as specialty casualty, construction defect, general liability, commercial multi-peril, workers compensation, product liability, environmental liability and auto liability
•Professional – provides both admitted and non-admitted policies for professional liability such as management liability (including directors and officers), transaction liability and errors and omissions liability
•Property – offers policies protecting various types of personal and commercial properties from man-made and natural disasters, including property insurance for homeowners and renters, inland marine and auto physical damages
•Specialty – includes niche insurance coverages such as surety, animal mortality and ocean marine
The reconciliation of the net incurred and paid claims development tables to the “Policy and contract claims” in the statement of financial position follows.

AS OF DEC. 31 US$ MILLIONS	2023
Net outstanding liabilities:
Liability	$2,677
Professional	511
Property	90
Specialty	87
Other short-duration lines not included in claims development table[1]	522
Total liabilities for unpaid claims and claim adjustment expenses, net of reinsurance	3,887
Reinsurance recoverables:
Liability	1,482
Professional	409
Property	168
Specialty	48
Other short-duration lines not included in claims development table[1]	795
Total reinsurance recoverables[2]	2,902
Insurance lines other than short-duration	177
Unallocated claim adjustment expenses	322
Policy and contract claims	$7,288
1.Certain lines of business were excluded from claims development tables and other disclosures that are applicable to short-duration contracts due to significantly longer claims development period (e.g., for claim coverages relating to accident years prior to the mid-1990s) or individually insignificant lines of business that do not fall under the Company’s four major property and casualty lines.
2.Balance excludes $143 million of reinsurance recoverables on short-duration health claims as of December 31, 2023.
The amounts of incurred and paid claims are presented net of reinsurance. The tables present claims development and cumulative claim payments by incurred year and are only presented for significant short-duration product liabilities. The information about incurred and paid claims development prior to 2023 is presented as supplementary information. The cumulative number of reported claims is calculated on a per claim basis.

Liability Line of Business

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance										As of December 31, 2023
	Years ended December 31,										IBNR & Expected Development on Reported Losses	Cumulative Number of Reported Claims
	(unaudited)
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
2014	$814	$799	$786	$774	$774	$769	$773	$786	$756	$757	$(4)	85,003
2015		821	819	799	798	792	799	812	782	784	2	82,647
2016			874	869	855	862	859	880	851	856	9	86,255
2017				954	952	954	962	996	947	951	6	98,248
2018					1,055	1,045	1,011	1,006	948	965	18	103,458
2019						1,082	1,069	1,057	937	963	18	95,280
2020							1,067	1,017	986	1,038	149	84,739
2021								1,155	1,156	1,185	278	82,318
2022									1,235	1,249	416	79,061
2023										1,358	630	82,413
									Total	$10,106

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	Years ended December 31,
	(unaudited)
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
2014	$224	$391	$505	$594	$654	$692	$715	$726	$741	$745
2015		221	388	499	598	667	706	736	757	759
2016			245	418	538	655	714	768	809	819
2017				260	475	615	729	807	876	889
2018					283	506	644	749	846	875
2019						287	533	666	783	844
2020							306	517	636	756
2021								343	590	736
2022									355	625
2023										465
									Total	$7,513
All outstanding liabilities before 2014, net of reinsurance										84
Liabilities for claims and claim adjustment expenses, net of reinsurance										$2,677

Professional Line of Business

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance										As of December 31, 2023
	Years ended December 31,										IBNR & Expected Development on Reported Losses	Cumulative Number of Reported Claims
	(unaudited)
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
2014	$23	$23	$27	$35	$37	$36	$36	$35	$34	$34	$(1)	1,125
2015		31	31	34	35	38	39	39	32	32	(3)	1,903
2016			45	46	46	44	37	44	45	47	2	3,326
2017				61	63	79	89	101	88	88	(10)	3,840
2018					72	74	80	96	90	89	(4)	4,355
2019						95	98	106	96	119	15	4,954
2020							154	144	129	161	42	5,065
2021								179	160	161	68	5,199
2022									186	170	122	5,147
2023										149	142	4,422
									Total	$1,050

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	Years ended December 31,
	(unaudited)
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
2014	$2	$6	$16	$25	$27	$33	$34	$35	$35	$35
2015		2	9	17	22	27	32	33	35	35
2016			2	12	26	30	32	35	39	45
2017				4	25	38	61	79	87	87
2018					5	18	45	64	80	81
2019						6	34	51	83	94
2020							14	37	72	83
2021								12	40	55
2022									15	27
2023										9
									Total	$551
All outstanding liabilities before 2014, net of reinsurance										12
Liabilities for claims and claim adjustment expenses, net of reinsurance										$511

Property Line of Business

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance										As of December 31, 2023
	Years ended December 31,										IBNR & Expected Development on Reported Losses	Cumulative Number of Reported Claims
	(unaudited)
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
2014	$80	$82	$77	$77	$77	$77	$76	$76	$76	$75	$(1)	8,057
2015		74	73	70	69	69	69	69	68	68	(1)	7,362
2016			59	58	57	57	57	57	54	54	—	7,701
2017				75	80	87	95	95	97	91	(3)	9,930
2018					89	93	95	97	102	101	(4)	10,881
2019						91	89	98	98	90	(7)	11,496
2020							130	133	133	134	(6)	11,379
2021								112	115	117	(6)	10,312
2022									446	451	3	65,562
2023										472	21	68,475
									Total	$1,653

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	Years ended December 31,
	(unaudited)
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
2014	$52	$73	$76	$76	$76	$76	$76	$76	$76	$76
2015		45	68	69	68	68	69	69	69	69
2016			39	55	56	56	56	56	55	55
2017				54	95	114	101	88	95	91
2018					61	127	107	99	101	103
2019						56	82	91	94	96
2020							76	117	122	127
2021								71	118	118
2022									350	439
2023										393
									Total	$1,567
All outstanding liabilities before 2014, net of reinsurance										4
Liabilities for claims and claim adjustment expenses, net of reinsurance										$90

Specialty Line of Business

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance										As of December 31, 2023
	Years ended December 31,										IBNR & Expected Development on Reported Losses	Cumulative Number of Reported Claims
	(unaudited)
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
2014	$13	$13	$9	$6	$5	$5	$5	$4	$4	$4	$—	20
2015		15	14	10	6	1	1	—	—	—	—	14
2016			15	15	11	6	5	3	3	3	—	46
2017				17	17	9	2	2	2	2	—	62
2018					21	17	3	4	4	3	—	82
2019						23	9	6	6	6	—	140
2020							25	10	17	16	—	322
2021								28	7	4	—	479
2022									99	92	7	17,197
2023										145	51	18,017
									Total	$275

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	Years ended December 31,
	(unaudited)
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
2014	$1	$3	$4	$4	$4	$4	$4	$4	$4	$4
2015		—	—	—	—	—	—	—	—	—
2016			1	2	2	2	2	3	3	3
2017				1	1	1	1	1	1	1
2018					—	1	2	1	2	3
2019						1	1	3	5	5
2020							—	8	11	12
2021								—	2	3
2022									45	74
2023										84
									Total	$189
All outstanding liabilities before 2014, net of reinsurance										1
Liabilities for claims and claim adjustment expenses, net of reinsurance										$87

For short-duration health insurance claims, the total of IBNR plus expected development on reported claims included in the liability for unpaid claims as of December 31, 2023 and 2022 were $4 million and $16 million, respectively.
Claims Duration
The following table provides supplementary information about the 10-year average annual percentage payout of incurred claims as of December 31, 2023:

	Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance
AS OF DEC. 31, 2023	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Liability	23.2%	21.8%	16.6%	15.5%	8.9%	5.2%	3.0%	1.8%	1.1%	1.8%
Property	72.1%	24.3%	2.6%	0.7%	0.2%	0.1%	—%	—%	—%	—%
Professional	5.6%	17.1%	20.0%	17.8%	13.4%	9.5%	6.3%	4.0%	2.5%	1.5%
Specialty	35.7%	40.0%	15.6%	5.6%	1.6%	0.7%	0.3%	0.1%	0.1%	0.1%
Information about Amounts Reported at Present Value
The Company discount the liability for unpaid claims relating to certain of its products within Liability line of business as well as certain pension-type liabilities not included in the four major property and casualty lines of business. The following tables provide information about these discounted liabilities for unpaid claims:

AS OF DEC. 31 US$ MILLIONS	Carrying amount of policy and contract claims		Aggregate amount of discount
	2023	2022	2023	2022
Liability	$183	$—	$16	$—
Other	77	—	5	—
Total	$260	$—	$21	$—

AS OF AND FOR THE YEARS ENDED DEC. 31 US$ MILLIONS, EXCEPT FOR PERCENTAGES	Interest Accretion[1]		Discount rate
	2023	2022	2023	2022
Liability	$—	$—	2%	—%
Other	—	—	4%	—%
Total	$—	$—
1.Interest accretion is recorded within “Policyholder benefits and claims incurred” in the statements of operations.

NOTE 21. CORPORATE AND SUBSIDIARY BORROWINGS
The Company and its subsidiaries have bilateral revolving credit facilities backed by third-party financial institutions. The total available amount on the credit facilities is $750 million (2022 – $500 million). The credit facilities bear interest at the specified SOFR or bankers’ acceptance rate plus a spread and have maturity dates of November 2024 ($200 million) and June 2028 ($550 million). As of December 31, 2023, $430 million was drawn on the bilateral credit facilities (2022 – $356 million).
The Company has a $1.0 billion 364-day revolving credit facility, for the purpose of temporarily warehousing investments that will ultimately be transferred into our insurance investment portfolios in the near term. The facility borrowings are secured by the underlying investments related to the credit facility drawings. As of December 31, 2023, the facility had $776 million outstanding (2022 – $804 million).
The Company also has a $500 million 364-day secured facility, maturing in April 2024 (2022 – $1.0 billion, April 2023). As of December 31, 2023 and 2022 the facility was fully drawn.
The Company also has a credit facility with Brookfield maturing in June 2025 that, as of December 31, 2023, permitted borrowings of up to $400 million under the Brookfield Credit Agreement, as discussed in Note 1(b)(v). As of December 31, 2023 and 2022, there were no amounts drawn on the facility.
Subsidiary borrowings of $1.9 billion relate to debt issued at American National and Argo. $1.0 billion matures in 2027 and the remaining $863 million matures between 2033 and 2042.
The above noted facilities require the Company and its subsidiaries to maintain minimum net worth covenants. As of December 31, 2023 and 2022, the Company was in compliance with its financial covenants.
The following is the maturity by year on corporate and subsidiary borrowings:

	Payments due by year
AS OF DEC. 31, 2023 US$ MILLIONS	Total	Less than 1 year	1 - 2 years	2 -3 years	3 - 4 years	4 - 5 years	More than 5 years
Corporate borrowings	$1,706	1,276	—	—	—	430	—
Subsidiary borrowings	$1,863	—	—	—	1,000	—	863

	Payments due by year
AS OF DEC. 31, 2022 US$ MILLIONS	Total	Less than 1 year	1 - 2 years	2 -3 years	3 - 4 years	4 - 5 years	More than 5 years
Corporate borrowings	$2,160	1,810	—	—	—	350	—
Subsidiary borrowings	$1,492	—	—	—	—	1,000	492

NOTE 22. INCOME TAXES
Income taxes are recognized for the amount of taxes payable by the Company’s subsidiaries and for the impact of deferred income tax assets and liabilities related to such subsidiaries.
The Company’s income tax expense is as follows:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2023	2022	2021
Current tax:
Current tax on profits for the year	$—	$36	$—
Adjustments in respect of prior years	3	(15)	—
Total current tax expense	3	21	—
Deferred tax:
Origination and reversal of temporary differences	53	(4)	(1)
Change in tax rates and imposition of new legislation	(35)	—	—
Adjustments in respect of prior years	(4)	14	—
Total deferred tax expense (recovery)	$14	$10	$(1)
Total income tax expense (recovery)	$17	$31	$(1)
The below reconciliation has been prepared using a statutory income tax rate, which is calculated using domestic tax rates applicable to the jurisdictions in which the Company’s subsidiaries operate in the given year.
The Company’s income tax expense is reconciled as follows:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2023	2022	2021
Net income (loss) before income taxes	$814	$532	$(113)
Income tax at statutory tax rate	140	87	(7)

Tax effect of:
International operations subject to different tax rates	(84)	(59)	6
Change in tax rates and imposition of new tax legislation	(35)	—	—
Other	(4)	3	—
Total income tax expense (recovery)	$17	$31	$(1)
The following table presents a reconciliation of income tax rate from statutory rate to effective rate:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2023	2022	2021
Statutory income tax rate	17.3%	16.4%	6.4%
Increase (reduction) in rate resulting from:
International operations subject to different tax rates	(10.3)%	(11.2)%	(5.9)%
Change in tax rates and imposition of new tax legislation	(4.3)%	—%	—%
Other	(0.5)%	0.6%	—%
Effective income tax rate	2.2%	5.8%	0.5%

The gross movement on the deferred tax asset is as follows:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2023	2022	2021
Deferred tax asset, beginning of year	$490	$44	$—
Recognized in net (income) loss	(14)	(10)	1
Acquisition from business combination	51	369	2
Recognized in equity	(99)	86	21
Foreign exchange and other	4	1	20
Deferred tax asset, end of year	$432	$490	$44
Deferred tax asset recognized relates to the following temporary differences:

AS OF DEC. 31 US$ MILLIONS	2023	2022
Non-capital loss carryforwards	$93	$7
Investments	296	430
Future policy benefits	126	(31)
Participating policyholder liabilities	58	55
Deferred acquisition costs	(81)	38
Tax credit carryforwards	8	4
Other	(68)	(13)
Total deferred tax asset	$432	$490
The Company evaluates the deferred tax asset based on, among other factors, historical operating results, expectation of future profitability, and the duration of the applicable statutory carryforward periods for tax attributes. Based on the evaluation of the deferred tax asset as of December 31, 2023, the Company determined that the deferred tax asset would be realized within the applicable statutory carryforward.
Refer to Note 24, Accumulated Other Comprehensive Income (Loss) for deferred income tax recovery (expense) recognized in other comprehensive income.
Introduction of Pillar Two
The Organization for Economic Cooperation and Development (“OECD”) and its member countries with support from the G20, have proposed the enactment of a global minimum tax of 15% for Multinational Enterprise (“MNE”) groups with global annual revenue of €750 million or more (“Pillar Two”). The Company may become subject to additional income taxes as a result of these proposals, as enacted locally across jurisdictions.
The Company is incorporated under the laws of Bermuda and is not required to pay any taxes in Bermuda based upon income or capital gains. However, in December 2023, the Government of Bermuda enacted a corporate income tax (“CIT”) regime, designed to align with the OECD’s global minimum tax rules. Effective January 1, 2025, the regime applies a 15% CIT to Bermuda businesses that are part of MNE groups with annual revenue of €750 million or more. As a result of this new regime, the Company recognized a deferred tax asset of $35 million as of December 31, 2023. We will continue to monitor developments prior to the commencement of this regime.
The Company has foreign operating subsidiaries principally located in Bermuda, the U.S., Canada and the Cayman Islands, as well as the United Kingdom (“U.K.”). The U.K. enacted legislation in July 2023 implementing certain provisions of Pillar Two and has also stated its intention to implement the undertaxed payment rule (“UTPR”). The planned adoption of the UTPR in the U.K. would enable other jurisdictions to impose taxes on a portion of an MNE’s global profits that are subject to an effective tax rate below the 15% minimum rate. While Canada has signaled its intention to fully enact Pillar Two legislation, its legislation is currently in draft. The U.S. and the Cayman Islands have not yet passed legislation with respect to Pillar Two.
The Company is currently evaluating the impact of the global minimum tax requirements by monitoring the legislative changes relating to Pillar Two and assessing their impact on our operations and financial statements.

NOTE 23. SHARE CAPITAL
As of December 31, 2023 and 2022, the Company is authorized to issue:
i.100,000,000 Class A Senior Preferred Shares (issuable in series) with a par value of $25.00 per share;
ii.100,000,000 Class B Senior Preferred Shares (issuable in series) with a par value of CAD$25.00 per share;
iii.1,000,000,000 Class A Junior Preferred Shares (issuable in series) with a par value of $25.00 per share;
iv.1,000,000,000 Class B Junior Preferred Shares (issuable in series) with a par value of CAD$25.00 per share;
v.1,000,000,000 Exchangeable Class A Limited Voting Shares with a par value of $33.42 per share (2022 –$33.70 per share);
vi.500,000,000 Exchangeable Class A-1 Limited Non-Voting Shares with a par value of $33.42 per share;
vii.500,000 Class B Limited Voting Shares with a par value of $33.42 per share (2022 – $33.70 per share); and
viii.1,000,000,000 Class C Non-Voting Shares with a par value of $1.00 per share.
For the year ended December 31, 2023, the following events impacted the Company’s share capital position:
•Through the month of March 2023, the Company issued 1,165,000 Class A exchangeable shares in exchange for 1,165,000 Class A shares of Brookfield, valued at $38 million.
•On March 3, 2023, the Company converted 309,037 Class A exchangeable shares for $10 million into 380,268 Class C shares.
•On October 11, 2023, the Company commenced its exchange offer (the “Offer”) whereby holders of Brookfield Class A shares were given the opportunity to voluntarily exchange up to 40,000,000 Brookfield Class A shares for newly-issued Class A-1 exchangeable non-voting shares of the Company (“Class A-1 exchangeable shares”) on a one-for-one basis. Each Class A-1 exchangeable share is convertible on a one-for-one basis for a Class A exchangeable share and exchangeable on a one-for-one basis for a Brookfield Class A share. The Offer closed on November 16, 2023. Under the Offer, the Company took up 32,934,574 Brookfield Class A shares and issued 32,934,574 Class A-1 exchangeable shares in exchange. As of December 31, 2023, 28,073,777 class A-1 exchangeable shares were issued and outstanding.
For the year ended December 31, 2022, the following events impacted the Company’s share capital position:
•On May 25, 2022, the Company issued 98,351,547 Class A junior preferred shares and 11,270,466 Class C shares for $2.5 billion and $450 million respectively, to Brookfield.
•On November 4, 2022, Brookfield converted its holdings of 675,000 Class A exchangeable shares for $27 million into 1,066,471 Class C shares.
•On December 1, 2022, Brookfield further converted its holdings of 608,000 Class A exchangeable shares for $24 million into 5,053,138 Class C shares.
•On December 9, 2022, the Company issued 2,108,733 Class A junior preferred shares for $53 million to Brookfield.
See Note 1(b) for events that impacted the Company’s share capital position for the year ended December 31, 2021, including the Spin-off.
The share capital of the Company as of December 31, 2023 and 2022 comprises the following:

AS OF DEC. 31 US$ MILLIONS, EXCEPT SHARE AMOUNTS	2023		2022
	Number of shares	Carrying Value	Number of shares	Carrying Value
Issued:
Class A redeemable junior preferred shares	100,460,280	$2,694	100,460,280	$2,580
Class A exchangeable shares	15,311,749	615	9,594,989	422
Class A-1 exchangeable shares	28,073,777	961	—	—
Class B shares	24,000	1	24,000	1
Class C shares	102,056,784	3,607	40,934,623	1,467

As of December 31, 2023 and 2022, there were $182 million and $68 million of accrued dividends on Class A junior preferred shares, respectively. The redemption value is equal to the carrying value as of December 31, 2023 and 2022.
The movement of shares issued and outstanding is as follows:
\

	Class A redeemable junior preferred shares	Class A exchangeable shares	Class A-1 exchangeable shares	Class B shares	Class C shares
Outstanding as of Jan. 1, 2021	—	—	—	—	—
Issuances	—	10,877,989	—	24,000	23,544,548
Outstanding as of Dec. 31, 2021	—	10,877,989	—	24,000	23,544,548
Issuances	100,460,280	—	—	—	11,270,466
Conversions	—	(1,283,000)	—	—	6,119,609
Outstanding as of Dec. 31, 2022	100,460,280	9,594,989	—	24,000	40,934,623
Issuances	—	1,165,000	32,934,574	—	60,741,893
Conversions	—	4,551,760	(4,860,797)	—	380,268
Outstanding as of Dec. 31, 2023	100,460,280	15,311,749	28,073,777	24,000	102,056,784

NOTE 24. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The components of and changes in the accumulated other comprehensive income (“AOCI”), and the related tax effects, are shown below:

AS OF AND FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	Change in net unrealized investment gains (losses)	Change in discount rate for liability for future policyholder benefit liability	Change in instrument-specific credit risk for market risk benefit	Defined benefit pension plan adjustment	Foreign currency adjustment	Total
Balance as of January 1, 2021	$50	$—	$—	$—	$4	$54
Opening adjustment	—	(134)	—	—	(1)	(135)
Other comprehensive income (loss) before reclassifications	(30)	97	(1)	—	(3)	63
Amounts reclassified to (from) net income	—	—	—	—	—	—
Deferred income tax benefit (expense)	16	(26)	—		—	(10)
Common control transaction adjustment	—	—	—	—	(5)	(5)
Balance as of December 31, 2021	$36	$(63)	$(1)	$—	$(5)	$(33)
Other comprehensive income (loss) before reclassifications	(1,303)	751	—	—	(1)	(553)
Amounts reclassified to (from) net income	(21)	—	—	—	—	(21)
Deferred income tax benefit (expense)	271	(181)	(6)	—	—	84
Other	—	—	—	—	—	—
Balance as of December 31, 2022	$(1,017)	$507	$(7)	$—	$(6)	$(523)
Other comprehensive income (loss) before reclassifications	616	(353)	(13)	108	15	373
Amounts reclassified to (from) net income	127	—	—	—	—	127
Deferred income tax benefit (expense)	(164)	85	5	(23)	—	(97)
Balance as of December 31, 2023	$(438)	$239	$(15)	$85	$9	$(120)

NOTE 25. EARNINGS PER SHARE
The components of basic earnings per share are summarized in the following table:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2023	2022	2021
Net income for the year	$797	$501	$(112)
Dividends on Class A redeemable junior preferred shares	(116)	(68)	—
	$681	$433	$(112)
Attributable to:
Brookfield Corporation	—	—	(17)
Class A exchangeable, Class A-1 exchangeable and Class B shareholders	5	6	3
Class C shareholders	675	425	(98)
Non-controlling interests	1	2	—

Earnings per share per class C share – basic	$10.51	$13.75	$(4.92)

Weighted average shares – Class C shares	64,215,726	30,919,577	19,903,823
NOTE 26. RELATED PARTY TRANSACTIONS
In the normal course of operations, the Company entered into the transactions below with related parties.
(a)Brookfield Reinsurance agreements
The Company has an outstanding equity commitment in the amount of $2.0 billion from Brookfield to fund future growth, which the Company may draw on from time to time. As of December 31, 2023 and 2022, there were no amounts drawn under the equity commitment.
The Company has a revolving credit facility with Brookfield under the Brookfield Credit Agreement. Refer to Note 21 for more details.
The following table reflects the related party agreements and transactions involving Brookfield included in the statements of operations:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2023	2022	2021
Credit agreement fees with Brookfield	$—	$—	$—
Support agreement fees with Brookfield	—	—	—
Rights agreement fees to Brookfield	—	—	—
Administration fees with Brookfield	7.7	2.0	0.4
Investment management fees to Brookfield	64.0	40.0	4.0
Brookfield licensing agreement fees	—	—	—
Outsourcing fees paid to Brookfield	0.9	1.0	0.3
Outsourcing arrangements payable	—	0.7	0.5
(b)Other related party transactions
During the current year, the Company and its subsidiaries, in aggregate, purchased related party investments of $6.6 billion (2022 – $3.3 billion) of which $1.6 billion (2022 – nil) relates to a contributed investment associated with a Brookfield real estate private fund. Investment transactions with related parties are accounted for in the same manner as those with unrelated parties in the financial statements.
The Company had $266 million of cash on deposit with wholly-owned subsidiaries of Brookfield as of December 31, 2023 (2022 – $779 million).

NOTE 27. SEGMENT REPORTING
The Company’s operations are organized into three reporting segments: Direct Insurance, Reinsurance and PRT. These segments are regularly reviewed by the Company’s chief operating decision maker (“CODM”) for the purpose of allocating resources to the segment and to assess its performance.
The key measure used by the CODM in assessing performance and in making resource allocation decisions is Distributable Operating Earnings (“DOE”).
DOE is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, and breakage and transaction costs, as well as certain investment and insurance reserve gains and losses, including gains and losses related to asset and liability matching strategies, non-operating adjustments related to changes in cash flow assumptions for future policy benefits and change in market risk benefits, and is inclusive of returns on equity invested in certain variable interest entities and the Company’s share of adjusted earnings from investments in certain associates. DOE allows the CODM to evaluate the Company’s segments on the basis of return on invested capital generated by its operations and allows the Company to evaluate the performance of its segments.
The tables below provide each segment’s results in the format that the CODM reviews its reporting segments to make decisions and assess performance.

FOR THE YEAR ENDED DEC. 31, 2023 US$ MILLIONS	Direct Insurance	Reinsurance	Pension Risk Transfer	Total
Net premiums and other policy related revenues	$3,083	$—	$1,467	$4,550
Other net investment income, including funds withheld	1,460	401	207	2,068
Segment revenues	4,543	401	1,674	6,618
Policyholder benefit, net	(2,339)	(29)	(1,603)	(3,971)
Other insurance and reinsurance expenses	(877)	(179)	(3)	(1,059)
Operating expenses excluding transactions costs	(637)	(22)	(22)	(681)
Interest expense	(103)	(16)	—	(119)
Current income tax expense	(11)	—	(3)	(14)
Segment DOE	$576	$155	$43	774
Depreciation expense				(30)
Deferred income tax expense				(14)
Transaction costs				(40)
Net investments gains and losses, including funds withheld				348
Unrealized mark to market within insurance contracts				(180)
Other corporate activities				(61)
Net Income				$797

FOR THE YEAR ENDED DEC. 31 2022 US$ MILLIONS	Direct Insurance	Reinsurance	Pension Risk Transfer	Total
Net premiums and other policy related revenues	$1,456	$—	$1,555	$3,011
Other net investment income, including funds withheld	717	277	120	1,114
Segment revenues	2,173	277	1,675	4,125
Policyholder benefits, net	(975)	(139)	(1,639)	(2,753)
Other insurance and reinsurance expenses	(413)	(78)	—	(491)
Operating expenses excluding transactions costs	(329)	(21)	(15)	(365)
Interest expense	(41)	—	—	(41)
Current income tax expense	(21)	—	—	(21)
Segment DOE	$394	$39	$21	454
Depreciation expense				(13)
Deferred income tax expense				(10)
Transaction costs				(31)
Net investment gains and losses, including funds withheld				(26)
Unrealized mark-to-market within insurance contracts				127
Net income				$501

FOR THE YEAR ENDED DEC. 31 2021 US$ MILLIONS	Direct Insurance	Reinsurance	Pension Risk Transfer	Total
Net premiums	$—	$—	$1,016	$1,016
Other net investment income, including funds withheld	—	22	—	22
Segment revenues	—	22	1,016	1,038
Policyholder benefit, net	—	7	(993)	(986)
Other insurance and reinsurance expenses	—	(9)	—	(9)
Operating expenses excluding transactions costs	—	(6)	(12)	(18)
Interest expense	—	(1)	—	(1)
Segment DOE	$—	$13	$11	24
Depreciation expense				—
Deferred income tax expense				(2)
Transaction costs				(8)
Net investments gains and losses, including funds withheld				(126)
Net loss				$(112)
Our Direct Insurance business involves direct origination of insurance policies including life, annuity, health and property and casualty products. Total premium revenues recorded within our Direct Insurance segment for the years ended December 31, 2023 and 2022 were primarily from transactions with U.S. retail customers. Prior to the acquisition of American National in May 2022, the Company had no Direct Insurance business. As stated in Note 16, the Company closed its acquisition of Argo in November 2023. Argo’s operations are included in the Direct Insurance segment in their entirety.
Our Reinsurance business is focused primarily on the reinsurance of annuity-based products and transacts with direct insurers and other reinsurers. All existing reinsurance contracts are with U.S.-based insurance companies. Total premium revenues recorded within our Reinsurance segment for the years ended December 31, 2023, 2022 and 2021 were from transactions with two U.S. ceding companies.

Total premium revenues recorded within our PRT segment for the years ended December 31, 2023 and 2022 were from Canadian and U.S. counterparties. All premium revenues recorded within our PRT segment for the year ended December 31, 2021 were from Canadian counterparties.
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, liabilities and common equity attributable to each segment.

AS OF DEC. 31, 2023 US$ MILLIONS	Direct Insurance	Reinsurance	Pension Risk Transfer	Other[1]	Total
Assets	$43,402	$10,711	$4,970	$2,560	$61,643
Liabilities	36,204	9,654	4,797	2,139	52,794
Equity and other	7,198	1,057	173	421	8,849

AS OF DEC. 31, 2022 US$ MILLIONS	Direct Insurance	Reinsurance	Pension Risk Transfer	Other[1]	Total
Assets	$29,541	$9,316	$3,420	$1,181	$43,458
Liabilities	25,786	7,644	3,216	2,547	39,193
Equity and other	3,755	1,672	204	(1,366)	4,265

AS OF DEC. 31, 2021 US$ MILLIONS	Direct Insurance	Reinsurance	Pension Risk Transfer	Other[1]	Total
Assets	$—	$8,007	$2,487	$1,083	$11,577
Liabilities	—	6,890	2,356	986	10,232
Equity and other	—	1,117	131	97	1,345
1.Other represents assets, liabilities, mezzanine equity and equity attributable to other activities that do not constitute a segment.

AS OF DEC. 31 US$ MILLIONS	2023	2022
United States	$3,928	$1,696
Canada	41	66
Bermuda	200	8
Cayman Islands	1,379	174
Other	76	—
Total non-current assets	$5,624	$1,944

NOTE 28. FINANCIAL COMMITMENTS AND CONTINGENCIES
Commitments
As of December 31, 2023, subsidiaries of the Company had outstanding commitments to purchase, expand or improve real estate and to fund mortgage loans, private loans and investment funds of $5.4 billion (2022 – $2.8 billion).
In addition, the subsidiaries of the Company had outstanding letters of credit in the amount of $941 million as of December 31, 2023 (2022 – $54 million).
Certain of our subsidiaries lease insurance sales office space, technological equipment and automobiles. The remaining long-term lease commitments as of December 31, 2023 were approximately $14 million (2022 – $10 million) and are included in the Company’s statements of financial position within “Other Liabilities”.

Federal Home Loan Bank (“FHLB”) Agreements
Certain of the Company’s subsidiaries have access to the FHLB’s financial services including advances that provide an attractive funding source for short-term borrowing and for access to other funding agreements. As of December 31, 2023, certain municipal bonds and collateralized mortgage obligations with a fair value of approximately $8 million (2022 – $14 million) and commercial mortgage loans of approximately $977 million (2022 – $1.3 billion) were on deposit with the FHLB as collateral for borrowing. As of December 31, 2023, the collateral provided borrowing capacity of approximately $646 million (2022 – $776 million). The deposited securities and commercial mortgage loans are included in the statements of financial position within “Available-for-sale fixed maturity securities” and “Mortgage loans on real estate”, respectively.
Guarantees
Certain of the Company’s subsidiaries guarantee bank loans for customers of a third-party marketing operation. The bank loans are used to fund premium payments on life insurance policies issued. The loans are secured by the cash values of the life insurance policies. If the customer were to default on a bank loan, the Company would be obligated to pay off the loan. As the cash values of the life insurance policies always equal or exceed the balance of the loans, management does not foresee any loss on these guarantees. No amounts are outstanding as of December 31, 2023 as the cash values on the policies were withdrawn to pay off all the remaining premiums loans during the year. The total amount of the guarantees outstanding as of December 31, 2022 was approximately $121 million, while the total cash value of the related life insurance policies was approximately $143 million.
Litigation
Certain of the Company’s subsidiaries are defendants in various lawsuits concerning alleged breaches of contracts, various employment matters, allegedly deceptive insurance sales and marketing practices, and miscellaneous other causes of action arising in the ordinary course of operations. Certain lawsuits include claims for compensatory and punitive damages. We provide accruals for these items to the extent we deem the losses probable and reasonably estimable. After reviewing these matters with legal counsel, based upon information presently available, management is of the opinion that the ultimate resultant liability, if any, would not have a material adverse effect on the statements of financial position, liquidity or results of operations; however, assessing the eventual outcome of litigation necessarily involves forward-looking speculation as to judgments to be made by judges, juries and appellate courts in the future.
Such speculation warrants caution, as the frequency of large damage awards, which bear little or no relation to the economic damages incurred by plaintiffs in some jurisdictions, continues to create the potential for an unpredictable judgment in any given lawsuit. These lawsuits are in various stages of development, and future facts and circumstances could result in management changing its conclusions. It is possible that, if the defenses in these lawsuits are not successful, and the judgments are greater than management can anticipate, the resulting liability could have a material impact on the Company’s financial position, liquidity, or results of operations. With respect to the existing litigation, management currently believes that the possibility of a material judgment adverse to the Company is remote. Accruals for losses are established whenever they are probable and reasonably estimable. If no one estimate within the range of possible losses is more probable than any other, an accrual is recorded based on the lowest amount of the range.

Brookfield Reinsurance Ltd.
Schedule II – Combined Condensed Financial Information of Registrant
Combined Condensed Statements of Financial Position (Parent Company Only)

AS OF DEC.31 US$ MILLIONS	2023	2022
Assets
Cash and cash equivalents	$—	$—
Investments in subsidiaries	8,694	4,226
Due from related party	32	45
Total assets	8,726	4,271
Liability
Accounts payable and accrued liabilities	1	2
Due to related party	22	12
Total liabilities	23	14
Mezzanine equity
Preferred shares	2,694	2,580
Equity
Share capital	5,184	1,890
Retained earnings	945	311
Accumulated other comprehensive income (loss)	(120)	(524)
Total equity	6,009	1,677
Total liabilities, mezzanine equity and equity	$8,726	$4,271
Combined Condensed Statements of Comprehensive Income (Loss) (Parent Company Only)

FOR THE YEARS ENDED DEC.31 US$ MILLIONS	2023	2022	2021
Income (loss) of equity method investments	$806	$507	$(109)
Operating expenses	(10)	(8)	(3)
Interest expense	—	—	—
Net income (loss)	796	499	(112)
Other comprehensive income (loss)	$403	$(446)	$53
Comprehensive income (loss)	$1,199	$53	$(59)
The accompanying notes are an integral part of the combined condensed financial information.

Brookfield Reinsurance Ltd.
Schedule II – Combined Condensed Financial Information of Registrant
Combined Condensed Statements of Cash Flows (Parent Company Only)

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2023	2022	2021
Operating activities
Net income (loss)	$796	$499	$(112)
Non-cash items affecting net income:
Equity in undistributed earnings of subsidiaries	(806)	(565)	41
Changes in non-cash balances related to operations:
Changes in working capital	(22)	32	5
Cash flows from operating activities	(32)	(34)	(66)
Investing activities
Investments in shares of subsidiaries	42	(2,894)	(1,407)
Cash flows from investing activities	42	(2,894)	(1,407)
Financing activities
Issuance of common stock	—	450	1,501
Issuance of preferred stock	—	2,512	—
Distributions	(10)	(59)	(3)
Cash flows from financing activities	(10)	2,903	1,498
Cash and cash equivalents
Cash and cash equivalents, beginning of year	—	25	—
Net change during the year	—	(25)	25
Cash and cash equivalents, end of year	$—	$—	$25
The accompanying notes are an integral part of the combined condensed financial information.

Brookfield Reinsurance Ltd.
Schedule II – Combined Condensed Financial Information of Registrant
Notes to the Combined Condensed Financial Information of Registrant (Parent Company Only)
NOTE 1. BASIS OF PRESENTATION
These combined condensed financial statements of Brookfield Reinsurance Ltd. (the “Parent Company”) should be read in conjunction with the combined consolidated financial statements of the Parent Company and its subsidiaries.
All operating activities of the Parent Company are conducted by its operating subsidiaries, North End Re Ltd., North End Re (Cayman) SPC, Brookfield Annuity Company, American National Group, LLC and Argo Group International Holdings, Inc. The Parent Company holds a direct 100% ownership interest in BAM Re Holdings Ltd., which holds the Parent Company's interest in its operating subsidiaries. The Parent Company is a holding company that does not conduct any substantive business operations and does not have any assets other than cash and cash equivalents, investments in its subsidiaries and due from related party. The operating subsidiaries are regulated insurance companies and therefore have restrictions on the ability to pay dividends, loan funds and make other upstream distributions to the Parent Company without prior approval by local regulators.
For the purposes of these combined condensed financial statements, the Parent Company’s wholly owned subsidiaries are presented under the equity method of accounting. Under this method, the assets and liabilities of subsidiaries are not consolidated. The investments in subsidiaries are recorded on the combined condensed statements of financial position. The earnings of its subsidiaries are reported on a net basis as income (loss) of equity method investments on the combined condensed statements of comprehensive income (loss).
The comparatives include the financial information of Brookfield Annuity Holdings Inc. (“BAH”), the predecessor of our Parent Company for financial reporting purposes, through June 2021.
No dividends have been received from any of our subsidiaries in the past three years.
NOTE 2. COMMITMENTS AND CONTINGENCIES
The Parent Company and its subsidiaries have bilateral revolving credit facilities backed by third-party financial institutions. The total available amount on third-party credit facilities is $750 million, on which $430 million was drawn as of December 31, 2023 (2022 – $500 million and $356 million, respectively).
The Parent Company had no other material commitments or contingencies during the reported periods.

Brookfield Reinsurance Ltd.
Schedule III – Supplementary Insurance Information

AS OF AND FOR THE YEARS ENDED DEC. 31 US$ MILLIONS
Segment	DAC, including VOBA	FPB, PAB, deposit liabilities, MRB, policy and contract claims	Unearned premiums	Other policy claims and benefits payable	Premium revenue	Net investment income	Policyholder benefits and claims incurred and interest sensitive contract benefits	Amortization of DAC and VOBA	Other operating expenses	Net premiums written
2023
Direct Insurance	$1,095	$29,531	$2,056	$455	$2,670	$1,321	$2,950	$557	$1,526	$2,209
Reinsurance	1,373	9,394	—	—	—	72	468	75	141	—
Pension Risk Transfer	—	4,781	—	29	1,467	201	1,618	—	30	—
Other	—	—	—	—	—	215	—	—	215	—
Total	$2,468	$43,706	$2,056	$484	$4,137	$1,809	$5,036	$632	$1,912	$2,209

2022
Direct Insurance	$658	$21,008	$1,086	$436	$1,456	$687	$1,344	$322	$808	$1,200
Reinsurance	927	7,560	—	—	—	118	202	49	101	—
Pension Risk Transfer	—	3,151	—	—	1,555	119	1,663	—	18	—
Other	—	—	—	—	—	54	—	—	107	—
Total	$1,585	$31,719	$1,086	$436	$3,011	$978	$3,209	$371	$1,034	$1,200

2021
Reinsurance	$710	$6,427	$—	$—	$—	$8	$60	$10	$21	$—
Pension Risk Transfer	—	2,330	—	—	1,016	55	1,065	—	12	—
Other	—	—	—	—	—	13	—	—	14	—
Total	$710	$8,757	$—	$—	$1,016	$76	$1,125	$10	$47	$—

Brookfield Reinsurance Ltd.
Schedule IV – Reinsurance

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS, EXCEPT FOR PERCENTAGES	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
2023
Life insurance in-force	$145,671	$23,081	$120	$122,710	0.1%
Premiums earned
Life and annuity	1,996	177	76	1,895	4.0%
Health	163	226	150	87	172.4%
Property and casualty	2,427	890	618	2,155	28.7%
	$4,586	$1,293	$844	$4,137	20.4%

2022
Life insurance in-force	$146,055	$22,146	$222	$124,131	0.2%
Premiums earned
Life and annuity	1,912	89	3	1,826	0.2%
Health	98	184	162	76	213.2%
Property and casualty	1,444	378	43	1,109	3.9%
	$3,454	$651	$208	$3,011	6.9%

2021
Life insurance in-force	$2,330	$162	$—	$2,168	—%
Premiums earned
Life and annuity	1,017	1	—	1,016	—%
	$1,017	$1	$—	$1,016	—%

Brookfield Reinsurance Ltd.
Schedule VI – Supplemental Information Concerning Property-Casualty Insurance Operations

AS OF AND FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2023	2022	2021
DAC	$329	$185	$—
Reserves for unpaid claims and claim adjustment expenses	6,829	1,366	—
Amount of discount in reserves for unpaid claims and claim adjustment expenses	21	—	—
Unearned premiums	2,161	1,190	—
Earned premiums	2,155	1,109	—
Net investment income	116	47	—
Claims and claim adjustment expenses incurred relating to:
Current year	1,610	782	—
Prior years	(51)	(25)	—
Amortization of DAC	483	270	—
Paid claims and claim adjustment expenses	1,497	708	—
Gross premiums written	2,420	1,224	—