Form 20-F
period 2024-12-31
Brookfield Wealth Solutions Ltd.
filed 2025-03-27
CIK 1837429

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F
☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR
☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 001-40509
BROOKFIELD WEALTH SOLUTIONS LTD.
(Exact name of Registrant as specified in its charter)
Bermuda
(Jurisdiction of incorporation or organization)
Ideation House, First Floor
94 Pitts Bay Road
Pembroke, HM08
Bermuda
+1 (441) 405-7811
(Address of principal executive offices)
Seamus MacLoughlin
Ideation House, First Floor
94 Pitts Bay Road
Pembroke, HM08
Bermuda
+1 (441) 405-7811
bnt.enquiries@brookfield.com
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Class	Trading Symbol(s)	Name of each exchange on which registered
Class A Exchangeable Limited Voting Shares	BNT	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
43,436,516 Class A Exchangeable Limited Voting Shares, 24,000 Class B Limited Voting Shares, 201,116,647 Class C Non-Voting Shares, as of December 31, 2024
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐  No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “accelerated filer”, “large accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated Filer	☐
				Emerging growth company	☐
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
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(continued)

INTRODUCTION AND USE OF CERTAIN TERMS
Unless otherwise specified, information provided in this annual report on Form 20-F (this “Form 20-F”) is as of December 31, 2024. Unless the context requires otherwise, when used in this Form 20-F, the terms “we”, “us”, “our”, or the “company” means Brookfield Wealth Solutions Ltd. (formerly Brookfield Reinsurance Ltd.) together with all of its subsidiaries and the term “Brookfield” means Brookfield Corporation, its subsidiaries and controlled companies, including, unless the context otherwise requires, Brookfield Asset Management Ltd., and any investment fund sponsored, managed or controlled by Brookfield Corporation or its subsidiaries, and does not, for greater certainty, include us or Brookfield Oaktree Holdings, LLC and Oaktree Capital Holdings, LLC and their respective subsidiaries.
Unless otherwise noted or the context suggests otherwise, references to:
“2024 AGM” means the company’s annual general and special meeting of shareholders held on July 22, 2024;
“Additional Brookfield Class A Shares” means the issuance of Brookfield Class A Shares issuable on exchange of recirculated exchangeable shares;
“Administration Agreement” means the second amended and restated administration agreement between our company and Brookfield Corporation dated October 29, 2024;
“Administration Agreement Amendment” means the second amended and restated Administration Agreement between our company and Brookfield Corporation, dated October 29, 2024;
“AEL” means AEL Holdings and its subsidiaries, as applicable;
“AEL Acquisition” means the acquisition of AEL Holdings at $55.00 per AEL Holding share for total consideration of approximately $4.3 billion, completed on May 2, 2024;
“AEL Holdings” means American Equity Investment Life Holding Company;
“ANGI” means American National Group Inc. and its subsidiaries;
“Argo” means Argo Group International Holdings, Inc.;
“Argo Acquisition” means the acquisition of Argo by our company at a price of $30 per share, for total consideration of approximately $1.1 billion, completed November 16, 2023;
“Asset Management Company” means Brookfield Asset Management ULC, which is wholly-owned, directly and indirectly, by BAM;
“Audit Committee” means the audit committee of our Board;
“Awards” means the cash payments or equity awards granted or paid to an executive officer under the terms of any of our company’s incentive compensation or short- or long-term incentive plans;
“BAC” means Blumont Annuity Company (formerly known as Brookfield Annuity Company);
“BAM” means Brookfield Asset Management Ltd.;
“BAM Shares” means the class A limited voting shares of BAM;
“BEAT” means base-erosion and anti-abuse tax;

“BEPS” means base erosion and profit shifting;
“Bermuda Act” means the Companies Act 1981 of Bermuda, as amended;
“Bermuda Constituent Entity” has the meaning ascribed thereto in the Bermuda Tax Act;
“Bermuda Constituent Entity Group” has the meaning ascribed thereto in the Bermuda Tax Act;
“Bermuda Entities” means our company and its Bermuda-based direct and indirect subsidiaries;
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
“Bermuda Insurance Act” means the Insurance Act 1978 of Bermuda and related rules and regulations, as amended;
“Bermuda Tax Act” means the Corporate Income Tax Act 2023 of Bermuda, as amended;
“Bermuda-U.S. Treaty” means the income tax treaty between Bermuda and the United States;
“BMA” means Bermuda Monetary Authority;
“BN Parties” has the meaning ascribed thereto under Item 4.A “History and Development of the Company – Recent Developments – 2024 – Contribution of Financial Assets from Brookfield Corporation”;
“BNT Trust” means BNT Partners Trust;
“Board” means the board of directors of our company;
“Blumont Annuity UK” means Blumont Annuity Company UK Ltd.;
“Brookfield” means Brookfield Corporation, its subsidiaries and controlled companies, including, unless the context otherwise requires, BAM, and any investment fund sponsored, managed or controlled by Brookfield Corporation or its subsidiaries, and does not, for greater certainty, include us or Brookfield Oaktree Holdings, LLC and Oaktree Capital Holdings, LLC and their respective subsidiaries;
“Brookfield Account” has the meaning ascribed thereto under Item 7.B “Related Party Transactions —Conflicts of Interest”;
“Brookfield Arrangement” means the court approved plan of arrangement of Brookfield Corporation as a result of which (i) BAM acquired a 25% ownership interest in the Asset Management Company (ii) the shareholders of Brookfield Corporation became shareholders of BAM while retaining their shares of Brookfield Corporation and (iii) Brookfield Asset Management Inc. changed its name to “Brookfield Corporation”;
“Brookfield Class A Shares” means the Class A limited voting shares of Brookfield Corporation;
“Brookfield Class B Shares” means the Class B limited voting shares of Brookfield Corporation;
“Brookfield Credit Agreement” or “Credit Agreement” means the credit agreement between our company and Brookfield, as lender, dated June 28, 2021 and amended and restated on September 12, 2023;

“Brookfield’s Annual Report” means the annual reports of Brookfield Corporation on Form 40-F that are filed from time to time, including the annual report for the fiscal year ended December 31, 2024, which includes Brookfield Corporation’s (a) audited consolidated statements of financial position as of and for each of the two years in the period ended December 31, 2024 and 2023, together with the report thereon of the independent registered public accounting firm and management’s discussion and analysis as of December 31, 2024 and 2023 and for each of the two years in the period ended December 31, 2024 and 2023 and (b) annual information form for the year ended December 31, 2024, dated March 24, 2025;
“BSCR” means the Bermuda solvency capital requirement as prescribed by the Bermuda Insurance Act;
“BWS Escrowed Shares” means the class A exchangeable shares that may be issued under the BWS Escrowed Stock Plan;
“BWS Escrowed Stock Plan” means our company’s escrowed stock plan;
“BWS Restricted Shares” means the class A exchangeable shares that may be issued under the BWS Restricted Stock Plan;
“BWS Restricted Stock Plan” means our company’s restricted stock plan;
“bye-laws” means the bye-laws of our company, as amended and adopted by our shareholders;
“CAMT” means a corporate alternative minimum tax;
“Capital Gains Proposals” has the meaning ascribed thereto under Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations”;
“Cayman ESA” means the International Tax Co-Operation (Economic Substance) Act (as revised) of the Cayman Islands, as amended together with the regulations issued thereunder;
“Cayman Insurance Act” means the Insurance Act, 2010, as amended;
“CCPA” means the California Consumer Privacy Act of 2018;
“Chair” means the chairperson of the Board;
“CIMA” means the Cayman Islands Monetary Authority;
“CISO” means the Chief Information Security Officer of Brookfield;
“CISSA” means a commercial insurer’s solvency self-assessment;
“class A exchangeable shares” means our class A exchangeable limited voting shares;
“class A-1 exchangeable shares” means our class A-1 exchangeable non-voting shares;
“Class A Junior Preferred Shares” means Class A Junior Preferred Shares, Series 1 and Class A Junior Preferred Shares, Series 2 in the capital of our company;
“class B shares” means our class B limited voting shares;
“class C shares” means our class C non-voting shares;
“Code” or “U.S. Internal Revenue Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Committees” means the Audit Committee, Governance and Nominating Committee and Compensation Committee;
“Compensation Committee” means the compensation committee of our Board;
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
“Conversion Notice Date” has the meaning ascribed thereto under Item 10.B “Memorandum and Articles of Association — Class A Exchangeable Shares and Class A-1 Exchangeable Shares — Conversion Right of Holders of Class A-1 Exchangeable Shares”;
“Conversion Right” has the meaning ascribed thereto under Item 10.B “Memorandum and Articles of Association — Class A Exchangeable Shares and Class A-1 Exchangeable Shares — Conversion Right of Holders of Class A-1 Exchangeable Shares”;
“CPPA” means California Privacy Protection Agency;
“CRA” means the Canada Revenue Agency;
“Cyber Code” means the Insurance Sector Operational Cyber Risk Management Code of Conduct;
“Dodd-Frank” means the Dodd-Frank Wall Street Reform and Consumer Protection Act (United States);
“DOE” means Distributable Operating Earnings;
“DSU” means deferred share unit;
“DSUP” means Brookfield’s deferred share unit plans;
“DTA” means deferred tax asset;
“DTC” means the Depository Trust Company;
“EBS Framework” means economic balance sheet framework;
“ECR” means the enhanced capital requirement as prescribed by the Bermuda Insurance Act;
“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system at www.sec.gov;
“EISP” means the Enterprise Information Security Policy established by Brookfield;
“Equity Commitment” has the meaning ascribed thereto under Item 10.C “Material Contracts — Equity Commitment”;
“Equity Commitment Agreement” means the equity commitment agreement dated June 28, 2021 between Brookfield and our company;

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
“Exchange Offer” means the offer dated October 11, 2023 by our company to holders of Brookfield Class A Shares to exchange up to 40,000,000 Brookfield Class A Shares for up to 40,000,000 newly-issued class A-1 exchangeable shares on a one-for-one basis;
“FATCA” means the Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act of 2010;
“FCRA” means the Fair Credit Reporting Act (United States);
“FHSA” means first home savings account;
“FINRA” means the Financial Industry Regulatory Authority;
“Form 20-F” means this annual report on the Form 20-F;
“GDPR” means the European Union’s General Data Protection Regulation;
“GLB” means the Gramm-Leach-Bliley Act (United States);
“Governance and Nominating Committee” means the governance and nominating committee of our Board;
“Healthcare Act” means the Patient Protection and Affordable Care Act of 2010 (United States);
“HIPAA” means the Health Insurance Portability and Accountability Act (United States);
“Holder” has the meaning ascribed thereto under Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations”;
“ICA” means the Insurance Companies Act (Canada);
“IFRS Accounting Standards” means IFRS Accounting Standards as issued by the International Accounting Standards Board;
“IMO” means an independent marketing organization;
“Inflation Reduction Act” means the Inflation Reduction Act of 2022;
“Insurance Code” means the Bermuda Insurance Code of Conduct, as amended;
“Investment Assets” has the meaning ascribed thereto under Item 10.E “Taxation — Offshore Investment Fund Property”;
“Investment Company Act” means the Investment Company Act of 1940 (United States);

“Investment Management Agreements” has the meaning ascribed thereto under Item 10.C “Material Contracts — Investment Management Agreements”;
“IRS” means the Internal Revenue Service;
“Junior Preferred Shares” means the Class A Junior Preferred Shares and the Class B Junior Preferred Shares in the capital of our company;
“Licensing Agreement” means the trademark sublicense agreement dated June 28, 2021 between our company and Brookfield;
“MSM” means minimum margin of solvency as prescribed pursuant to the Bermuda Insurance Act;
“MSOP” means the management share option plans of Brookfield;
“MYGA” means multi-year guaranteed products;
“NAIC” means the National Association of Insurance Commissioners;
“NEOs” means the named executive officers of our company;
“NER Ltd.” means North End Re Ltd., a Bermuda exempted company registered as a Class E insurer under the Bermuda Insurance Act;
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
“Oaktree” means Oaktree Capital Management L.P., together with its affiliates;
“OBCA” means the Business Corporations Act (Ontario);
“OECD” means the Organisation for Economic Co-operation and Development;
“OFAC” means the Office of Foreign Assets Control;
“OIFP Rules” means the “offshore investment fund property rules” in the Tax Act;
“ORSA” means an own risk and solvency assessment;
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
“P&C” has the meaning ascribed thereto under Item 4.B “Business Overview”;
“PFIC” means a passive foreign investment company;
“Preferred Shares” means collectively, the Junior Preferred Shares and the Senior Preferred Shares;
“PRT” means pension risk transfer;
“PVII” means Partners Value Investments Inc.;
“QEF Election” means the election by a U.S. Holder to treat its interest in our company as a “qualified electing fund”;
“RBC” means Risk Based Capital, a formula for analyzing capital levels of insurance companies;
“RDSP” means registered disability savings plan;
“recirculated exchangeable shares” means the exchangeable shares to be transferred pursuant to an exercise of the Recirculation Right;
“Recirculation Right” means the right of Brookfield to transfer exchangeable shares acquired by Brookfield upon an exchange of exchangeable shares;
“Registered Plans” means, collectively, RRSPs, RRIFs, RESPs, RDSPs, TFSAs and FHSAs;
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
“Rights Agreement” means the Amended and Restated Rights Agreement dated March 21, 2023 between the rights agent thereunder, our company and Brookfield;
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
“SOFR” means the Secured Overnight Financing Rate;
“SPDA” means single premium deferred annuity;
“Special Distribution” means the special distribution of BAM Shares to the holders of our company’s class A exchangeable shares and class B shares completed by our company in connection with the Brookfield Arrangement;
“Support Agreement” means the support agreement between our company and Brookfield Corporation dated June 28, 2021, as amended and restated on March 21, 2023 and October 29, 2024;
“Tax Act” means the Income Tax Act (Canada);
“Tax Cuts and Jobs Act” means the Tax Cuts and Jobs Act of 2017;
“TFSA” means tax-free savings account;
“Treasury Regulations” means the U.S. Treasury Regulations promulgated under the U.S. Internal Revenue Code of 1986, as amended;
“TSX” means the Toronto Stock Exchange;
“U.S.” means the United States of America;
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
“U.S. Holder” has the meaning ascribed thereto under Item 10.E “Taxation — Certain Material United States Federal Income Tax Considerations”; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder.

FORWARD-LOOKING STATEMENTS
This Form 20-F contains “forward-looking information” within the meaning applicable securities law, including but not limited to, Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking information includes statements relating to the company and Brookfield that are predictive in nature and depend upon or refer to future results, events or conditions, and includes, but is not limited to, statements which reflect management’s current estimates, beliefs and assumptions regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of our company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and which in turn are based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of our company are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and other similar expressions.
Although the company believes that such forward-looking statements are based on reasonable beliefs, estimates, assumptions and expectations of future performance, actual results may differ materially from the forward-looking statements. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. Several factors, including those described in this Form 20-F under Item 3.D “Risk Factors”, Item 4.B “Business Overview” and Item 5.A “Operating Results”, among others, could cause our actual results to vary from our forward-looking statements.
Readers of this Form 20-F are cautioned that risk factors outlined in this Form 20-F are not exhaustive, and that other factors could also adversely affect future results. Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this Form 20-F. Except as required by law, our company undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.
Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While our company believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, our company makes no representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.
Each exchangeable share has been structured with the intention of providing an economic return equivalent to one Brookfield Class A Share due to each exchangeable share (i) being exchangeable at the option of the holder for one Brookfield Class A Share or its cash equivalent (the form of payment to be determined at the election of Brookfield Corporation), plus all unpaid distributions, if any, subject to certain limitations as more fully described in this Form 20-F, and (ii) receiving distributions at the same time and in the same amounts as dividends on the Brookfield Class A Shares. We therefore expect that the market price of the exchangeable shares should be impacted by the market price of Brookfield Class A Shares and the business performance of Brookfield Corporation as a whole. In addition to carefully considering the disclosure made in this Form 20-F, readers are urged to carefully consider the disclosure made by Brookfield Corporation in its continuous disclosure filings. Copies of Brookfield Corporation’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR+ at www.sedarplus.ca.

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

CAUTIONARY STATEMENT REGARDING THE USE OF NON-GAAP MEASURES
We prepare our financial statements in conformity with U.S. GAAP. This Form 20-F discloses a number of non-GAAP financial and supplemental financial measures which are utilized in monitoring our business, including for performance measurement, capital allocation and valuation purposes. We believe that providing these performance measures is helpful to investors in assessing the overall performance of our business. These non-GAAP financial measures should not be considered as the sole measure of our business performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in conformity with U.S. GAAP. Non-GAAP measures include Distributable Operating Earnings (“DOE”), cost of funds, adjusted equity, total corporate liquidity and total liquidity. These non-GAAP measures are not standardized financial measures and may not be comparable to similar financial measures used by other issuers. We believe these metrics are useful supplemental measures that may assist investors in assessing our financial performance.
DOE is a key measure of our financial performance. We use DOE to assess operating results and the performance of our businesses. We define DOE as net income after applicable taxes excluding the impact of depreciation and amortization, deferred income taxes related to basis and other changes, and breakage and transaction costs, as well as certain investment and insurance reserve gains and losses, including gains and losses related to asset and liability matching strategies, non-operating adjustments related to changes in cash flow assumptions for future policy benefits and change in market risk benefits, and is inclusive of returns on equity invested in certain variable interest entities and our share of adjusted earnings from our investments in certain associates. DOE is therefore unlikely to be comparable to similar measures presented by other issuers. We also make reference to adjusted equity. Cost of funds forms part of DOE and primarily represents expenses directly attributable to our core insurance operations. Adjusted equity represents the total economic equity of our company through its class A, B and C shares, excluding accumulated other comprehensive income. We use adjusted equity to assess our return on equity. Corporate liquidity is a measure of our liquidity position and includes cash and cash equivalents, undrawn revolving credit facilities and liquid financial assets held by non-regulated corporate entities. Total liquidity includes liquidity within our regulated insurance entities.
For further details regarding our use of these measures, see Item 5 “Operating and Financial Review and Prospects”.

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
•Risks relating to voting rights attaching to the exchangeable shares;
•Risks relating to possible delisting of exchangeable shares;
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
•Risks relating to changes in accounting estimates, and assumptions; and
•Risks associated with service of process and enforcement of judgments.
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
You should carefully consider the following factors in addition to other information set forth in this Form 20-F. If any of the following risks were actually to occur, our business, financial condition and results of operations and the value of our exchangeable shares would likely suffer. Each exchangeable share has been structured with the intention of providing an economic return equivalent to one Brookfield Class A Share due to each exchangeable share (i) being exchangeable at the option of the holder for one Brookfield Class A Share or its cash equivalent (the form of payment to be determined at the election of Brookfield Corporation), plus all unpaid distributions, if any, subject to certain limitations as more fully described in this Form 20-F, and (ii) receiving distributions at the same time and in the same amounts as dividends on the Brookfield Class A Shares. We therefore expect that the market price of our exchangeable shares will be impacted by the market price of the Brookfield Class A Shares and the business performance of Brookfield Corporation. In addition to carefully considering the risk factors contained in this Form 20-F and described below, you should carefully consider the risk factors applicable to Brookfield Corporation included in its continuous disclosure documents. Copies of the Brookfield Corporation’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR+ at www.sedarplus.ca.
Risks Relating to the Exchangeable Shares
The exchangeable shares have been structured with the intention of providing an economic return equivalent to one Brookfield Class A Share and therefore we expect that the market price of our exchangeable shares may be impacted by the market price of the Brookfield Class A Shares and the business performance of Brookfield Corporation.
Each exchangeable share has been structured with the intention of providing an economic return equivalent to one Brookfield Class A Share due to each exchangeable share (i) being exchangeable at the option of the holder for one Brookfield Class A Share (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of Brookfield Corporation), plus all unpaid distributions, if any, subject to certain limitations as more fully described in this Form 20-F, and (ii) receiving distributions at the same time and in the same amounts as dividends on the Brookfield Class A Shares. As a result, the business operations of Brookfield Corporation, and the market price of the Brookfield Class A Shares, are expected to impact the market price of our exchangeable shares, which could be disproportionate in circumstances where the business operations and results of our company on a standalone basis are not indicative of such market trends. Holders of our exchangeable shares have no ability to control or influence the decisions or business of Brookfield Corporation. You should therefore carefully consider the risk factors applicable to Brookfield Corporation’s business, and the risk factors applicable to an investment in Brookfield Class A Shares, as further described in Brookfield’s Annual Report.

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
Our Board may, subject to applicable law and the prior written consent of the holder of the class C shares, at any time, and without the consent of holders of exchangeable shares, elect to redeem all of the outstanding exchangeable shares upon 60 days’ prior written notice, including following the occurrence of any of the following redemption events: (i) the total number of class A exchangeable shares outstanding decreases by 50% or more over any six-month period; (ii) the daily market value of the outstanding class A exchangeable shares (based on the closing price on the NYSE on each trading day) (A) is less than $250 million for more than six consecutive months or (B) decreases by 50% or more from its high over any three-month period; (iii) a person acquires 90% of the Brookfield Class A Shares in a take-over bid (as defined by applicable securities law); (iv) shareholders of Brookfield Corporation approve an acquisition of Brookfield Corporation by way of arrangement, amalgamation or similar transaction; (v) shareholders of Brookfield Corporation approve a restructuring or other reorganization of Brookfield Corporation or a liquidation, dissolution, winding up or any other distribution of Brookfield Corporation’s assets among its shareholders for the purpose of winding up its affairs is pending; (vi) there is a pending sale of all or substantially all of the assets of Brookfield Corporation; (vii) there is a change of law (whether by legislative, governmental or judicial action), administrative practice or interpretation, or a change in circumstances of our company and our shareholders, that may result in adverse tax consequences for our company or our shareholders; or (viii) our Board, in its sole discretion acting in good faith, concludes that the holders of exchangeable shares are adversely impacted by a fact, change or other circumstance relating to our company. In addition, Brookfield Corporation will have an overriding right, subject to receipt of any required regulatory approvals, to acquire all, but not less than all, of the exchangeable shares in the event our Board elects to redeem all of the then outstanding exchangeable shares. See Item 10.B “Memorandum and Articles of Association – Redemption”.

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
Each exchangeable share is exchangeable with Brookfield Corporation at the option of the holder for one Brookfield Class A Share (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of Brookfield Corporation), subject to certain limitations as described below. See Item 10.B “Memorandum and Articles of Association – Exchange by Holder”. If cash is used to satisfy an exchange request, the amount payable per exchangeable share will be equal to the NYSE closing price of one Brookfield Class A Share on the date that the request for exchange is received by the transfer agent. As a result, any changes in the market price of the Brookfield Class A Shares after that date will not alter the amount of cash consideration received. By contrast, any holder whose exchangeable shares are exchanged for Brookfield Class A Shares will not receive such Brookfield Class A Shares for up to ten business days after the applicable request is received. During this period, the market price of Brookfield Class A Shares may decrease. Any such decrease would affect the value of the Brookfield Class A Share consideration to be received by the holder of exchangeable shares on the effective date of the exchange.
Brookfield Corporation is required to maintain an effective registration statement in order to exchange any exchangeable shares for Brookfield Class A Shares. If a registration statement with respect to the Brookfield Class A Shares issuable upon any exchange, redemption or acquisition of exchangeable shares (including in connection with any liquidation, dissolution or winding up of our company) is not current or is suspended for use by the SEC, no exchange or redemption of exchangeable shares for Brookfield Class A Shares may be effected during such period. In addition, for so long as there is not an effective registration statement with respect to the delivery of Brookfield Class A Shares in connection with the exchange right, Brookfield Corporation will not be able to effect exchanges for Brookfield Class A Shares and will not be required to effect exchanges for cash that would result in the payment of an amount in excess of $5,000,000 in the aggregate over any 30 consecutive calendar day period; provided that such limit will not apply for more than 90 consecutive calendar days during any 12-month calendar period. As a result, in these circumstances, holders of exchangeable shares may experience a delay in receiving cash on exercise of the exchange right.

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
The terms and ownership of our share capital, and our agreements with Brookfield, could discourage or inhibit takeovers, business combinations or other change of control transactions
All of our outstanding class C shares are held, directly or indirectly, by Brookfield Corporation. As such, Brookfield Corporation will have certain rights, including the right to consent to any merger or similar reorganization of the company (including a sale of all of substantially all of our company’s assets), and the right to resolve that our company commence a voluntary liquidation in certain circumstances, including where more than 20% of the total number of the exchangeable shares outstanding are controlled by one person or group of persons acting jointly or in concert. See Item 10.B “Memorandum and Articles of Association – Class C Shares – Liquidation”. No consent or resolution of the class A exchangeable shares, class B shares or any other class of shares is required in connection with the commencement of such liquidation by Brookfield Corporation. As the lender under our credit facility, Brookfield Corporation will also have certain consent rights over material changes relating to our company. Senior members of the Partnership collectively hold and control all of our outstanding class B shares through the BNT Trust, and are entitled to elect one-half of the board and approve all other matters requiring shareholder approval, including the right to consent to any merger or similar reorganization of the company (including a sale of all of substantially all of our company’s assets). See Item 7.A “Major Shareholders”. Our bye-laws provide that the class B shares may only be transferred to a company controlled by one or more of the Partners or to Brookfield. These features of our share capital and ownership structure, and our agreements with Brookfield, could discourage potential acquirers from making a take-over bid or seeking to effect a change of control or business combination involving our company or make it difficult for any bid, change of control or business combination to be completed.
There are provisions in our bye-laws that may increase or reduce the voting rights of holders of class A exchangeable shares
Our bye-laws generally entitle each holder of class A exchangeable shares to cast one vote for each class A exchangeable share they hold as at the record date for determination of holders entitled to vote on any matter. However, our bye-laws also provide that no holder shall be permitted to exercise more than 9.9% of the total votes attaching to the class A exchangeable shares. Our bye-laws provide a mechanism pursuant to which any class A exchangeable share held by a shareholder that exceeds the aforementioned 9.9% threshold will be deemed to carry no voting rights in the hands of such holder, and such voting rights will be re-allocated pro rata among all other holders of class A exchangeable shares based on their shareholdings. In the event that the re-allocation of voting rights would result in the creation of a new shareholder being able to vote more than 9.9% of the outstanding class A exchangeable shares of our company, such re-allocation will occur repeatedly until there is no shareholder with more than 9.9% of the voting rights.
As such, some holders of class A exchangeable shares may, under certain circumstances, have their right to cast one vote for each class A exchangeable share they hold limited to less than one vote for each class A exchangeable share. Conversely, this 9.9% voting restriction may have the effect of increasing the voting rights of certain holders of class A exchangeable shares to more than one vote for each class A exchangeable share they hold.

If a sufficient number of class A exchangeable shares are exchanged for Brookfield Class A Shares, then the Class A exchangeable shares may be delisted.
If a sufficient number of class A exchangeable shares are exchanged for Brookfield Class A Shares, or our company exercises our redemption right, subject to the prior written consent of the holder of the class C shares, at any time including if the total number of class A exchangeable shares decreases by 50% or more over any twelve-month period, our company may fail to meet the minimum listing requirements on the NYSE and the TSX, and the NYSE or the TSX may take steps to de-list the class A exchangeable shares. Though holders of class A exchangeable shares will still be entitled to exchange each such share at any time for one Brookfield Class A Share (subject to adjustment to reflect certain capital events and certain other payment obligations in the case of a liquidation, dissolution or winding up of our company), or its cash equivalent (the form of payment to be determined at the election of Brookfield Corporation), a de-listing of class A exchangeable shares would have a significant adverse effect on the liquidity of the class A exchangeable shares, and holders thereof may not be able to exit their investments in the market on favorable terms.

The market price of the class A exchangeable shares may be volatile, and there is no guarantee that the price of the exchangeable shares when compared to the Brookfield Class A Shares will be equal.
The market price of the class A exchangeable shares may be volatile. Holders of such securities may not be able to resell their securities at or above the current market price due to fluctuations in the market price of such securities, including changes in market price caused by factors unrelated to our company’s operating performance or prospects. The historical trading price of the class A exchangeable shares are not necessarily indicative of future value, and there is no guarantee that the price of the class A exchangeable shares when compared to the Brookfield Class A Shares will be equal. Specific factors that may have a significant effect on the market price of the exchangeable shares include:
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
Subject to the terms of any of our securities then outstanding (including those imposed under applicable securities laws or stock exchange rules), we may issue additional securities, including exchangeable shares, class B shares, class C shares, Senior Preferred Shares, Junior Preferred Shares, options, rights and warrants for any purpose and for such consideration and on such terms and conditions as our Board may determine. Subject to the terms of any of our securities then outstanding, our Board will be able to determine the class, designations, preferences, rights, powers and duties of any additional securities, including any rights to share in our profits, losses and dividends, any rights to receive our company’s assets upon our dissolution or liquidation and any redemption, conversion and exchange rights. Subject to the terms of any of our securities then outstanding, our Board may use such authority to issue such additional securities, which would dilute holders of such securities, or to issue securities with rights and privileges that are more favorable than those of our exchangeable shares.
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
The sale or issuance of a substantial number of our exchangeable shares, the Brookfield Class A Shares or other securities of our company or Brookfield Corporation in the public or private markets, or the perception that such sales or issuances could occur, could depress the market price of our exchangeable shares and impair our ability to raise capital through the sale of additional exchangeable shares. We cannot predict the effect that future sales or issuances of our exchangeable shares, Brookfield Class A Shares or equity securities would have on the market price of our exchangeable shares. Subject to the terms of any of our securities then outstanding, holders of exchangeable shares will not have any pre-emptive right or any right to consent to or otherwise approve the issuance of any securities or the terms on which any such securities may be issued.
Our company cannot assure you that it will be able to pay distributions equal to the levels currently paid by Brookfield Corporation and holders of exchangeable shares may not receive distributions equal to the dividends paid on the Brookfield Class A Shares and, accordingly, may not receive the intended economic equivalence of those securities.
The exchangeable shares are intended to provide an economic return per exchangeable share equivalent to one Brookfield Class A Share (subject to adjustment to reflect certain capital events and certain other payment obligations in the case of a liquidation, dissolution or winding up of our company) and it is expected that distributions on our exchangeable shares will continue to be paid at the same time and in the same amount as dividends on the Brookfield Class A Shares. Further, pursuant to the Support Agreement (as defined herein), Brookfield has agreed to support the economic equivalence of the exchangeable shares and Brookfield Class A Shares for so long as exchangeable shares not owned by Brookfield are outstanding and there has not been an amendment to the exchange feature by agreeing to, among other things, take all actions reasonably necessary to enable our company to, among other things, pay quarterly distributions.

However, distributions are at the discretion of our Board and unforeseen circumstances (including legal prohibitions) may prevent the same distributions from being paid on each security. The payment of any return of capital distributions is subject to shareholder approval, which we intend to seek annually but which may not be obtained. In addition, the amount of any return of capital distributions on our exchangeable shares approved by shareholders could be less than the amount of the dividends declared by Brookfield Corporation on the Brookfield Class A Shares in respect of some quarters, including as a result of dividend increases made by Brookfield Corporation in between our annual shareholder meetings. Accordingly, there can be no assurance that holders of exchangeable shares will receive all distributions as a return of capital distribution rather than an ordinary dividend, or that distributions on the exchangeable shares will be paid at the same time and in the same amount as dividends on the Brookfield Class A Shares, which may impact the market price of the exchangeable shares. Distributions on our exchangeable shares may not equal the levels currently paid by Brookfield Corporation for various reasons, including, but not limited to, the following:
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
As a Bermuda company, we are governed by the Bermuda Act. Bermuda corporate law differs in some material respects from laws generally applicable to Canadian corporations, including the provisions relating to interested directors, mergers and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. Under Bermuda law, the duties of directors and officers of a company are generally owed to the company only. Officers of a Bermuda company must, in exercising their powers and performing their duties, act honestly and in good faith with a view to the best interests of the company and must exercise the care, diligence, and skill that a reasonably prudent person would exercise in comparable circumstances. Shareholders of Bermuda companies do not generally have rights to take action against directors or officers of the company and may only do so in limited circumstances. See Item 10.B “Memorandum and Articles of Association – Comparison of the Rights of Holders of Exchangeable Shares and Brookfield Class A Shares”.

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
We depend in part on distributions and other payments from our operating subsidiaries to provide us with the funds necessary to meet our financial obligations. Our operating subsidiaries are legally distinct from our company and some of them are or may become restricted in their ability to pay distributions or otherwise make funds available to our company pursuant to local law, regulatory requirements and their contractual agreements, including agreements governing their financing arrangements. Our operating businesses will generally be required to satisfy their own working capital requirements and service any debt obligations before making distributions to our company. In the event that payments from our operating subsidiaries are insufficient to meet our financial obligations, we will be required to rely on our third-party credit facilities as well as support provided by Brookfield Corporation pursuant to the Support Agreement, Brookfield Credit Agreement and Equity Commitment in order to satisfy such obligations.

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
In the United States, the Investment Company Act of 1940 (“Investment Company Act”) regulates certain companies that invest in or trade securities. We rely on an exemption from the definition of “investment company” in the Investment Company Act as a holding company that conducts all of its business operations through, and whose material assets consist of interests in majority and wholly-owned operating subsidiaries. Our subsidiaries consist of entities organized and regulated as insurance companies whose primary and predominant business activity is the writing of insurance and entities organized and regulated as foreign insurance companies that are engaged primarily and predominantly in the insurance and the reinsurance of risks on insurance agreements. The law in this area is subjective and there is limited regulatory guidance as to the meaning of “primary and predominant” or “primarily and predominantly” in the relevant exemption to the Investment Company Act. For example, there is no formal standard for the amount of premiums that need to be written relative to the level of an entity’s capital in order to qualify for the exemption. If this exemption were deemed inapplicable, we may, subject to the availability of other exemptions, have to seek to register under the Investment Company Act as an investment company which would require an order from the SEC. Our inability to obtain such an order could have a significant adverse impact on our business.
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
If at any time it were established that we had been operating as an investment company in violation of the registration requirements of the Investment Company Act, there would be a risk, among other adverse consequences, that we could become subject to monetary penalties or injunctive relief, or both, or that we would be unable to enforce contracts with third parties or that third parties could seek to obtain rescission of transactions with us undertaken during the period in which it was established that we were an unregistered investment company.

To the extent that the laws and regulations change in the future so that contracts we write are deemed not to be reinsurance contracts, we will be at greater risk of not qualifying for the Investment Company Act exemption. Additionally, it is possible that our classifications as an investment company would result in the suspension or revocation of our insurance or reinsurance licenses.
Our failure to maintain effective internal controls could have an adverse effect on our business in the future and the price of our exchangeable shares.
As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and stock exchange rules promulgated in response to the Sarbanes-Oxley Act. All of our current operating subsidiaries are, and potential future acquisitions will be, private companies and their systems of internal controls over financial reporting may be less developed as compared to public company requirements. Any failure to maintain adequate internal controls over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause material weaknesses or significant deficiencies in our internal controls over financial reporting and could result in errors or misstatements in our consolidated financial statements that could be material. If we or our independent registered public accounting firm were to conclude that our internal controls over financial reporting were not effective, investors could lose confidence in our reported financial information and the price of our exchangeable shares could decline. Our failure to achieve and maintain effective internal controls could have an adverse effect on our business, our ability to access capital markets and investors’ perception of us. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate.
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
Our company makes and relies on certain assumptions and estimates in order to make decisions regarding pricing, target returns, reserve levels and other factors affecting our business operations. Our underwriting results depend upon the extent to which our actual claims experience and benefit payments on our insurance policies and reinsurance contracts are consistent with the assumptions we use in setting prices and establishing liabilities for such contracts. Such amounts are established based on actuarial estimates of how much we will need to pay for future benefits and claims based on data and models that include many assumptions and projections, which are inherently uncertain and involve significant judgment, including assumptions as to the levels and/or timing of receipt or payment of premiums, benefits, claims, expenses, interest credits and investment results (including equity and other market returns). If the data we rely on in our underwriting is inaccurate, or if our assumptions and estimates differ significantly from the actual outcomes and results, our business, financial condition, results of operations, liquidity and cash flows may be adversely affected. Similarly, if we fail to assess accurately the risks we underwrite or fail to comply with our internal guidelines on underwriting, or if events or circumstances cause our risk assessment to be incorrect, our reserves may prove to be inadequate to cover future claims and benefit payments.
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

With respect to our P&C products, estimation of ultimate net losses, loss expenses and the liability for unpaid losses and loss adjustment expenses is a complex process, particularly for both long-tail and medium-tail liability lines of business. There is also greater uncertainty in establishing reserves with respect to new business, particularly new business involving recently introduced product lines. In these cases, there is less historical experience or knowledge and less data upon which the actuaries can rely. Estimating reserves is further complicated by unexpected claims or unintended coverages that emerge due to unexpected events, such as pandemics or geopolitical conflicts. These emerging issues may increase the size or number of claims beyond our underwriting intent and may not become apparent, or be known, until many years after a policy is issued. Examples of emerging claims and issues may include, increased claims resulting from third-party funding of litigation, class-action litigation related to claims handling plaintiff target P&C insurers, claims resulting from climate change conditions or social inflation trends.
Finally, in respect of our reinsurance business, our company often relies on the policies, procedures and expertise of the ceding companies making the original underwriting decisions. Similar to the practice of other insurers, our company does not separately evaluate each of the individual risks assumed under reinsurance treaties or each claim incurred. Accordingly, our company is dependent on the information provided by the ceding companies (or their third-party administrators), and there can be no assurance that such ceding companies have adequately evaluated the risks to be reinsured. We may rely on the ceding companies to whom we provide reinsurance, or any third-party administrators with whom they contract, to provide policy administration and policyholder services and to provide timely and accurate financial and operating information to us. There can be no assurance that erroneous information we receive will be identified and resolved such that the information is included without error, which may impact our business and servicing quality and could have an adverse effect on our business, financial condition and results of operations. In some instances, the provisions we include in our policies, which aim to limit our risk, such as various exclusions from certain coverage, and other loss limitation provisions, may not be enforceable or may be considered null and avoid by a court or a regulatory authority.
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
We distribute our insurance products through a variable cost distribution network, which includes numerous IMOs, independent agents, banks, independent broker-dealers and program administrators (the “distributors”) who sell our products. We must attract and retain such marketers, agents and financial institutions to sell our products. In particular, insurance companies compete vigorously for productive agents.
We compete with other insurance companies for marketers, agents and financial institutions primarily on the basis of our product pricing, support services, compensation, credit ratings and product features. Such distributors may also promote products offered by other insurance companies that may offer a larger variety of products than we do. Our competitiveness for such marketers, agents and financial institutions also depends upon the long-term relationships we develop with them and there can be no assurance that such relationships will continue in the future. This may impact our distribution channels and our ability to compete, while also adversely affecting our sales volumes and operations.

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

No assurance can be provided that any action taken by a rating agency would not result in an adverse effect on the business of our company and/or the results of operations, financial condition, liquidity or prospects of our company.
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
If the counterparties to our reinsurance arrangements or to the derivatives we use to hedge our business risks default or fail to perform, we may be exposed to risks we had sought to mitigate, which could adversely affect our financial condition and results of operations.
We use reinsurance and derivatives to mitigate our risks in various circumstances. In general, reinsurance and derivatives do not relieve us of our direct liabilities. Accordingly, we bear credit risk with respect to our counterparties. A counterparty’s insolvency, inability or unwillingness to make payments under the terms of reinsurance agreements, indemnity agreements or derivatives agreements with us or inability or unwillingness to return collateral could have an adverse effect on our financial condition and results of operations. While we may manage these risks through transaction-related diligence, contract terms, collateral requirements, hedging, and other oversight mechanisms, our efforts may not be successful.
In addition, we may use derivatives to hedge various business risks. We may enter into a variety of derivatives, including options, forwards, interest rate, credit default and currency swaps with a number of counterparties on a bilateral basis for uncleared OTC derivatives and with clearing brokers and central clearinghouses for OTC-cleared derivatives (OTC derivatives that are cleared and settled through central clearing counterparties). If our counterparties, clearing brokers or central clearinghouses fail or refuse to honor their obligations under these derivatives, our hedges of the related risk will be ineffective. Such failure could have an adverse effect on our financial condition and results of operations. We seek to reduce the risks associated with such derivative transactions by entering into such agreements with large, well-established financial institutions. However, there can be no assurance that we will not suffer losses if a derivative counterparty failed to perform or fulfill its obligations.
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

Within our insurance business, strong competition for customers has led to increased marketing and advertising by our competitors, many of whom have well-established national reputations and greater financial and marketing resources, as well as the introduction of new insurance products and aggressive pricing practices. These competitive pressures could result in increased pricing pressures on a number of our products and services, particularly as competitors seek to win market share, and may limit our ability to maintain or increase our sales volume and profitability. Because of its relatively low cost of entry, technology and the Insurtech industry has emerged as a significant place of new competition, both from existing competitors and new competitors. In addition, product development and life-cycles have shortened in many product segments, leading to intense competition with respect to product features.
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
Within each of our businesses, we directly compete with a number of well-established players and new entrants in the industries, including reinsurance and insurance companies, financial institutions, and traditional and alternative asset managers. Our competitors vary by offered product line and covered territory. Our competition primarily includes other reinsurance and insurance companies, larger-scale pension plans and asset management firms that provide long duration capital. Some of these competitors have greater financial resources, have established long-term and continuing business relationships throughout their respective industries, have greater market share, assume a greater level of risk while maintaining financial strength ratings, or have higher financial strength, claims-paying or credit ratings than we do, each of which can be a significant competitive advantage. In addition, the lack of strong barriers to entry into the reinsurance business and the entry of alternative capital markets products and vehicles provide additional sources of reinsurance and insurance capacity and increased competition.
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
We compete with other companies to attract and retain talented key personnel and employees. The insurance industry relies on recruiting and developing individuals with specialized skills and knowledge in various areas, including actuarial science, underwriting, technology, investment management, and data and analytics. Any challenges in attracting and retaining employees with such specialized skills may adversely impact our operations.
Because of the highly competitive nature of the insurance industry, there can be no assurance that we will maintain or grow our market share, continue to identify attractive opportunities in either our individual or institutional channels, or that competitive pressure will not have an adverse effect on our business, results of operations and/or financial condition.
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

Any of the foregoing could adversely affect our financial condition, business, and operations.

Failure to maintain the security of our information and technology systems could have an adverse effect on our business.
We rely on the use of technology and information systems, many of which are controlled by third-party service providers, to monitor and process internal and customer-facing transactions, and to assist us in other work, such as performing actuarial analyses and updating our financial statements. If any of these systems were to encounter an operational failure or glitch, it may result in our employees and agents failing to monitor any modifications, enhancements or other errors. Additionally, our information systems and technology, which may not be able to accommodate our growth or may increase in cost and may also become subject to cyber-terrorism or other compromises and shutdowns, and any failures or interruptions of these systems could adversely affect our businesses and results of operations.
We rely heavily on certain financial, accounting, communications and other data processing systems. We collect, store and use large amounts of sensitive information, including personally identifiable information, through our information technology systems. While we rely on internal controls to protect the confidentiality of this information, it is possible that an employee could, intentionally or unintentionally, disclose or misappropriate confidential information. If we fail to maintain adequate internal controls, or if our employees fail to comply with our policies, misappropriation or intentional or unintentional disclosure or misuse of personal information could occur. Such internal control inadequacies or non-compliance could materially damage our reputation or lead to civil, regulatory or criminal penalties, which, in turn, could have an adverse effect on our business, financial condition and results of operations. Further, the failure or compromise of our systems as a result of any actions or errors made by our employees or agents that cause a significant interruption to our operations, may adversely impact our reputation and brand in the insurance industry, as well as our operations, financial reporting ability and business.
We rely on our information technology systems to function as intended, and these systems face ongoing cybersecurity threats and attacks, which could result in the failure of such infrastructure. We may in the future be subject to cyber-terrorism or other cybersecurity risks or other breaches of information technology security, noting the increasing frequency, sophistication and severity of these kinds of incidents. In particular, our information technology systems may be subject to cyber-terrorism intended to obtain unauthorized access to our proprietary information, personally identifiable information or to client or third-party data stored on our systems, destroy or disable our data, and/or that of our business partners, disclose confidential data in breach of data privacy legislation, destroy data or disable, degrade or sabotage our systems, through the introduction of computer viruses, cyber-attacks and other means. Such attacks could originate from a wide variety of sources, including internal actors or unknown third parties.
Further, if any threat actors or hackers were to gain physical access to our facilities and infiltrate our information systems or attempt to gain access to information and data, or if they were to circumvent our existing security system measures and obtain access to our systems (which may include the ability to view, alter, or delete information, including personally identifiable customer information and proprietary business information) by penetrating our security controls and causing system and operational disruptions or shutdown, accessing, misappropriating or otherwise compromising protected personal information or proprietary or confidential information or that of third parties, and developing and deploying viruses, ransomware and other malware that can attack our systems, exploit any security vulnerabilities and disrupt or shutdown our systems and operations, our operations may be negatively affected and our business may be at risk. Such risks are also extended to portable electronic devices, such as laptops, which are particularly vulnerable to loss and theft. The sophistication of the threats continue to evolve and grow, including the risk associated with the use of emerging technologies, such as artificial intelligence and quantum computing, for nefarious purposes. We cannot predict what effects such cyber-attacks or compromises or shutdowns may have on our business and on the privacy of the individuals or entities affected, and the consequences could be material.

Cyber incidents may also remain undetected for an extended period, which could exacerbate these consequences. A significant actual or potential theft, loss, corruption, exposure, fraudulent, unauthorized or accidental use or misuse of investor, policyholder, employee or other personally identifiable or proprietary business data, whether by third parties or as a result of employee malfeasance or otherwise, non-compliance with our contractual or other legal obligations regarding such data or intellectual property or a violation of our privacy and security policies with respect to such data could result in significant remediation and other costs, fines, litigation and regulatory actions against us by governments, various regulatory organizations or exchanges, or affected individuals, in addition to significant reputational harm and/or financial loss, and it may not be possible to recover losses suffered from such incidents under our insurance policies, including if our insurers deny coverage as to any particular claim in the future or if such loss is not fully covered by insurance maintained, and which may not take into account reputational damage, the costs of which are impossible to quantify. In addition, our insurance coverage with respect to cyber incidents may increase in cost or cease to be available on commercially reasonable terms, or at all, in the future.
While we currently have internal controls and security measures in place, including regularly scheduled testing, our systems may be at risk to physical or electronic intrusions, computer viruses or other malicious codes, unauthorized or fraudulent access, cyber incidents such as ransomware, social-engineering attacks, or denial-of-service attacks, programming or other human errors, and other breaches of cybersecurity and information security systems and similar disruptions, and we may not be able to anticipate, detect, repel or implement effective preventative measures against all such threats since the sophistication of the threats continue to evolve and grow, including the risk associated with the use of emerging technologies, such as artificial intelligence and quantum computing, for nefarious purposes.
We are also reliant on third-party service providers for support of certain aspects of our business, including for certain information systems and technology platforms, trustee services, legal services, technology, actuarial and accounting matters. A disaster, disruption or compromise in technology or infrastructure that supports our company’s business, including a disruption involving electronic communications or other services used by us, our vendors or third parties with whom we conduct business, may have an adverse impact on our ability to continue to operate our businesses without interruption which could have an adverse effect on us. These risks could increase as vendors increasingly offer cloud-based software services rather than software services that can be operated within our own data centers. These risks also increase to the extent we engage in operations in jurisdictions with which we are not familiar.
Our systems may also be at risk due to disruptions from various events beyond our control, including, but not limited to, war, acts of terrorism, natural disasters, epidemics, pandemics, telecommunication or electrical outages, computer viruses, a prolonged global failure of cloud services, and other coordinated cyber incidents. In addition, our operating equipment may not continue to perform as it has in the past, and there is a risk of equipment failure due to wear and tear, latent defect, design or operator errors or early obsolescence.
Compliance with laws and regulations governing the processing of personal data and information may impede our services or result in increased costs. The failure to comply with such data privacy laws and regulations could result in material fines or penalties imposed by data protection or financial services conduct regulators and/or awards of civil damages and any data breach may have an adverse effect on our reputation, results of operations or financial condition, or have other adverse consequences.
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
In addition, unauthorized disclosure or transfer of sensitive or confidential client or company data, whether through systems failure, employee negligence, fraud or misappropriation, by us or other parties with whom we do business, could subject us to significant litigation, monetary damages, regulatory enforcement actions, fines and criminal prosecution in one or more jurisdictions. Such events could also result in negative publicity and damage to our reputation and cause us to lose business, which could therefore have an adverse effect on our results of operations.
We intend to incur indebtedness which may result in our company or our operating subsidiaries being subject to certain covenants that restrict our ability to engage in certain types of activities or to make distributions to our shareholders.
Many of our operating subsidiaries have entered or will enter into credit facilities or have incurred or may incur other forms of debt, including the Brookfield Credit Agreement and other third-party credit facilities. The Brookfield Credit Agreement provides that the lender is entitled to consent to any decision made by our Board to approve any action by our company, that constitutes, or could reasonably be expected to constitute, a material change in the nature of our company’s business, including any material change in the leverage profile of our company or any action that results, or could reasonably be expected to result, in a downgrade to any credit rating held by our company or any of its subsidiaries, as applicable.
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

We routinely review potential PRT arrangements, reinsurance transactions, partnership opportunities and other investment opportunities to grow our business, some of which may be material. There can be no assurance that any discussions will lead to definitive agreements or, if such agreements are reached, that any transactions will be consummated. Even if we identify suitable opportunities on terms acceptable to us, we may be unable to consummate these transactions due to required regulatory approvals or other reasons, many of which are outside of our control. If we are unable to successfully transact on inorganic growth opportunities on terms acceptable to us, it may result in an adverse effect on our business, financial condition, results of operations and future growth opportunities.
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
Future growth will likely involve some or all of the following risks, which could have an adverse effect on our business, financial condition or results of operations: the difficulty of integrating the acquired operations and personnel into our current operations; potential disruption of our current operations; diversion of resources; the difficulty of managing the growth of a larger organization; the risk of entering markets in which we have little experience; the risk of becoming involved in labor, commercial or regulatory disputes or litigation related to the new enterprise; risk of other liabilities associated with the acquired business; and the risk of a change of control resulting from an acquisition triggering rights of third parties or government agencies under contracts with, or authorizations held by the business being acquired. While we intend to conduct extensive due diligence investigations into portfolios and businesses being acquired, it is possible that due diligence may fail to uncover all material risks, or to identify a change of control trigger in a material contract or authorization, or that a contractual counterparty or government agency may take a different view on the interpretation of such a provision to that taken by us, thereby resulting in a dispute.
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
Any equity or debt financing, if available at all, are subject to market factors outside of our control and may be transacted on unfavorable terms. Any disruption in the financial markets may limit our ability to access capital required to operate our business, and we may be forced to delay raising capital or bear a higher cost of capital, which could decrease our profitability and significantly reduce our financial flexibility. For instance, prolonged and severe disruptions in the overall public and private debt and equity markets, such as occurred during 2008, and in connection with COVID-19, could result in an inability to access capital and the incurrence of significant realized and unrealized losses. Public and private debt and equity markets may experience disruption in individual market sectors, such as has occurred in the energy sector. If we cannot obtain adequate capital on favorable terms or at all, our business, results of operations and financial condition could be adversely affected.

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
Given ongoing global economic uncertainties, evolving market conditions may affect our results of operations, financial position and capital resources. In the event that there is deterioration or volatility in financial markets or general economic conditions, it may result in an adverse effect on our results of operations, financial position, and capital resources.
Brookfield Corporation has provided our company with a $2 billion equity commitment to fund future growth as well as a revolving credit facility in the amount of $400 million for working capital purposes, each of which we may draw on from time to time. Our company has also established credit facilities with third-party lenders. To the extent our operations do not generate sufficient operating cash flow to fund working capital, we intend to use these sources of liquidity for working capital purposes and to fund distributions. We may also use these sources of liquidity to fund growth capital investments and acquisitions.
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
Our company’s business is at risk of becoming involved in disputes and possible litigation, the extent of which cannot be ascertained. Any material or costly dispute or litigation could have an adverse effect on the current value or future financial performance of our company. In addition, as a result of the actions of the operating subsidiaries, our company could be subject to various legal proceedings. The final outcome of any proceeding could have a negative impact on the business, financial condition or results of operations of our company during a given quarter or financial year.

Our company may be subject to negative publicity in the insurance industry.
From time to time, the participants in the insurance industry have been subject to investigations, litigation and regulatory scrutiny by various insurance, governmental and enforcement authorities concerning certain industry practices. In particular, financial services companies have been the subject of broad industry inquiries by state regulators and attorneys general that do not appear to be company-specific, such as those concerning business practices upon notification of death. We may receive inquiries and informational requests from insurance regulators and other government agencies in the jurisdictions in which our company operates. In addition, consumer advocacy groups or the media may also focus attention on certain insurance industry practices. We cannot predict the effect that investigations, litigation or regulatory activity or negative publicity from consumers or the media will have on the reinsurance and insurance industry or our company. However, press coverage and other public statements that assert some form of wrongdoing, regardless of the factual basis for the assertions being made, could result in inquiry or investigation by regulators, legislators and/or law enforcement officials or in lawsuits. The involvement of our company in any investigations or litigation would cause our company to incur legal costs and can divert the time and effort of senior management, and if our company was found to have violated any laws, we could be required to pay fines and damages, potentially in material amounts. Our company could also be adversely affected by negative publicity and the implementation of any new industry-wide regulations that may result from such publicity which could increase the regulatory burdens under which our company operates. Adverse publicity can also have an adverse effect on our reputation, the morale and performance of employees, and on business retention, which could adversely affect our results of operations.
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
Risks Relating to General Economic Conditions
Changes in interest rates and credit spreads, which are out of our control, can adversely affect our financial condition and results of operations.
Interest rates have a significant impact on our business both in terms of consumer demand for our products and on our investment performance. Substantial and sustained increases or decreases in market interest rates could adversely affect our business, investment returns, financial condition, results of operations, liquidity and cash flows.

Rapidly rising interest rates could result in reduced persistency of our spread-based products if contract holders shift assets into higher yielding investments. Increasing rates on other insurance or investment products offered by competitors may also lead to higher surrenders by customers within certain segments of our insurance business. We may react to market conditions by increasing our crediting rates, which narrows our “spread,” or the difference between the amounts we earn on investments and the amount we must pay under our contracts. In addition, an increase in market interest rates could reduce the value of certain of our investments held as collateral under reinsurance agreements and require us to provide additional collateral, thereby reducing our available capital and potentially creating a need for additional capital which may not be available to us on favorable terms, or at all.
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
A gradual increase in longer-term interest rates relative to short-term rates generally will have a favorable effect on the profitability of products within our insurance business – particularly interest-sensitive life insurance and fixed annuities.
While we maintain a diversified investment portfolio comprised of assets with various maturities to support product liabilities and ensure liquidity and use asset liability management processes to mitigate the effect on our spreads of changes in interest rates, they may not be fully effective.
The interest rate environment affects estimated future profit projections, which could impact the estimates of policyholder liabilities within our insurance business. Significantly lower future estimated profits may require us to establish additional policyholder liabilities, thereby reducing earnings. We periodically review assumptions with respect to future earnings to ensure they remain appropriate considering the current interest rate environment.
Fluctuations in credit spreads can also contribute to the industry’s cyclicality and may have an adverse effect on our investment performance including investment income or cause realized and unrealized losses. We are subject to risks associated with potential declines in credit quality related to specific issuers or specific industries and a general weakening in the economy, which are typically reflected through credit spreads. Our exposure to credit spreads primarily relates to market price volatility and investment risk associated with the fluctuation in credit spreads. Credit spreads increase or decrease in response to the market’s perception of risk and liquidity of a specific issuer or specific sector and are influenced by the credit ratings, and the reliability of those ratings, published by external rating agencies. Widening credit spreads may cause unrealized losses in our investment portfolio and increase losses associated with written credit protection derivatives used in replication transactions. Increases in credit spreads of issuers due to credit deterioration may result in higher levels of impairments. Tightening credit spreads may reduce our investment income and cause an increase in the reported value of certain liabilities that are valued using a discount rate that reflects our own credit spread.

One key factor that contributes to the cyclicality of insurers’ underwriting results are interest rate movements. In a high-interest rate environment, increased investment returns may reduce insurers’ required contribution from underwriting performance to achieve an attractive overall return. This may result in a less-disciplined approach to underwriting in the market generally as some underwriters could be inclined to offer lower premium rates to generate more business. An increase in market interest rates or credit spreads could also have an adverse effect on the value of our investment portfolio by decreasing the fair values of the fixed income securities in our investment portfolio. Further, an increase in market interest rates could reduce the value of certain of our alternative investments held as collateral under reinsurance agreements and require us to provide additional collateral, thereby reducing our available capital and potentially creating a need for additional capital which may not be available to us on favorable terms, or at all.
General economic and business conditions that impact the debt or equity markets could impact our ability to access credit markets.
General economic and business conditions that impact the debt or equity markets could impact the availability of credit to, and cost of credit for, our company. Actions to reduce inflation, including raising interest rates, increase our cost of borrowing, which in turn could make it more difficult to obtain financing for our operations or investments on favorable terms. We utilize bilateral revolving credit facilities and other short-term borrowings and the amount of interest charged on these facilities will fluctuate based on changes in underlying short-term interest rates. Any economic event that affects interest rates or the ability to refinance borrowings could adversely impact our financial condition. Continued movements in interest rates could also affect the discount rates used to value our assets, which in turn could cause their valuations to be reduced resulting in a material reduction in our equity value.
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
Our business relies on continued access to capital to fund new investments and capital projects. While we aim to prudently manage our capital requirements and ensure access to capital is always available, it is possible we may overcommit ourselves or misjudge the requirement for capital or the availability of liquidity. Such a misjudgment may require capital to be raised quickly and the inability to do so could result in negative financial consequences or in extreme cases, bankruptcy.
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
In some instances, a significant depreciation in the value of the currency utilized in one or more countries where we have a significant presence may have an adverse effect on the results of our operations and financial position. In addition, we are active in certain markets where economic growth is dependent on the price of commodities and the currencies in these markets can be more volatile as a result.

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
Inflation may adversely affect the profitability of our businesses and results of operations.
Our operating businesses are impacted by inflationary pressures. While inflation has eased and central banks began reducing interest rates in the second half of 2024, past price increases continue to affect households and weigh on confidence and spending power. The potential for increased tariffs and trade barriers, as well as increased geopolitical risks, adds uncertainty to the long-term outlook for inflation and interest rates and a reacceleration of inflation could trigger a reversal in recent interest rate decreases. Interest rate increases or other government actions taken to reduce inflation could also result in recessionary pressures in many parts of the world. Interest rate risk poses a significant market risk to us as a result of interest rate-sensitive assets and liabilities held by us and our operating business. Higher interest rates or elevated interest rates for a sustained period could also result in an economic slowdown. Economic contraction or further deceleration in the rate of growth in certain industries, sectors or geographies may contribute to poor financial results at our operating businesses.
Continued rising inflation could adversely impact returns on our investment portfolio and results of operations. The effects of inflation can increase expense risk, resulting in increased costs in servicing and maintaining insurance, savings or reinsurance contracts, including direct expenses and allocations of overhead costs. Failure to accurately factor in continued rising inflation in our pricing assumptions may result in mispricing of our businesses’ products, which could adversely impact our results of operations. In addition, inflation can also impact our investment portfolio rate of return and corresponding investment income.
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

In addition, our company may be affected by political uncertainties, which may have global repercussions, including in markets where our company currently operates or intends to expand into the future. The uncertainties include geopolitical concerns and other global events, including, without limitation, trade conflict, civil unrest, national and international political circumstances (including outbreak of war, terrorist acts or security operations) and pandemics or other severe public health events, that have contributed (and may continue to contribute) to volatility in global equity and debt markets. For example, the ongoing war between Russia and Ukraine and the conflict in the Middle East and the global response to each, including the imposition of widespread economic and other sanctions, has significantly impacted the global economy and financial markets.
We may incur significant losses resulting from catastrophic events, including natural disasters, public health crises, illness, epidemics or pandemics and their related effects.
Our business could be exposed to effects of catastrophic events, including natural disasters, pandemics, and epidemics, which could adversely affect our results of operations and financial condition due to disruptions to commerce, reduced economic activity and other unforeseen consequences that are beyond our control.
Certain of our property and casualty products and services are exposed to catastrophe related losses caused by natural events, such as floods, hurricanes, tornadoes, wildfires, droughts, earthquakes, snow, hail and windstorms, and manmade events, such as terrorism, riots, explosions, hazardous material releases, and utility outages. Our life, annuity and health products and services are exposed to the risk of catastrophic mortality or illness, such as a pandemic, an outbreak of an easily communicable disease, or another event that causes a large number of deaths or high morbidity. Certain of our investments are also exposed to catastrophes, including certain of our real estate and infrastructure investments. Our operating results may vary significantly from one period to the next since the likelihood, timing, severity, number or type of catastrophe events cannot be accurately predicted. Our losses in connection with catastrophic events are primarily a function of the severity of the event and the amount of our exposure in the affected area. Although we will actively manage our risk exposure to catastrophes through underwriting limits and processes, and further mitigate risk of loss through the purchase of reinsurance protection and other hedging instruments, an especially severe catastrophe or series of catastrophes could exceed our reinsurance or hedging protection and may have an adverse impact on our business, results of operations and/or financial condition.
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

In addition, climate change could have an impact on assets in which we invest, resulting in realized and unrealized losses in future periods that could have an adverse impact on our results of operations and/or financial position. Such investment risks can include, but are not limited to, changes in supply and demand characteristics for fossil fuels, advances in low-carbon technology and renewable energy development, effects of extreme weather events on the physical and operating exposure of industries and issuers, and the transition that issuers make towards addressing climate risk in their own businesses. It is not possible to foresee with certainty which, if any, assets, industries or markets will be adversely affected, nor is it possible to foresee the magnitude of such effect.
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

The success of any investment activity is affected by general economic conditions. General economic conditions may adversely affect the markets for corporate debt securities and structured securities such as commercial mortgage-backed or other asset backed securities. Unexpected volatility or illiquidity in the markets in which we directly or indirectly hold positions could adversely affect us.
Before making investments, we typically undertake a robust due diligence process. However, the due diligence process may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating the investment opportunity, and, as a result, our results of operations, financial condition and cash flows may be adversely affected.
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
Our valuation of securities and investments, as well as the determination of the amount of allowances and impairments taken on our investments are subjective and, if changed, could adversely affect our results of operations or financial condition.
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
During periods of market disruption, including periods of significantly rising or high interest rates, rapidly widening credit spreads or illiquidity, it may be difficult to value certain of our securities, including fixed maturity and equity securities as well as short-term investments that are reported at estimated fair value, if trading becomes less frequent and/or market data becomes less observable. In addition, in times of financial market disruption, the valuation process for certain asset classes that were in active markets with observable valuations may include inputs that are less observable and require more subjectivity and management judgment. Valuations may result in estimated fair values which vary significantly from the amount at which the investments may ultimately be sold. Further, rapidly changing and unprecedented credit and equity market conditions could materially impact the valuation of securities as reported within our consolidated financial statements and the period to period changes in estimated fair value could vary significantly. Decreases in the estimated fair value of securities we hold may have an adverse effect on our financial condition.
The determination of the amount of allowances and impairments varies by investment-type and is based upon our periodic evaluation and assessment of known and inherent risks associated with the respective asset class. However, historical trends may not be indicative of future impairments or allowances and any such future impairments or allowances could have an adverse effect on our earnings and financial position.

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
Our company strives to maintain a sufficient level of liquidity to support the risk of withdrawal or lapse activity with our insurance business. However, in order to provide necessary long-term returns and achieve our strategic goals, a portion of our assets are relatively illiquid. Many of our investments are in securities that are not publicly traded or that otherwise lack liquidity, such as our privately placed fixed maturity securities, below investment grade securities, investments in mortgage loans and alternative investments. In addition, our liquid assets may experience reduced liquidity during periods of market volatility or disruption.
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

We are also subject to the risk that cash flows generated from the collateral underlying the structured products we own may differ from our expectations in timing or amount. In addition, many of our classes of investments, but in particular our alternative investments, may produce investment income that fluctuates significantly from period to period. Any event reducing the estimated fair value of these securities, other than on a temporary basis, could have an adverse effect on our business, results of operations, financial condition, liquidity and cash flows.
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
Our investments in assets linked to real estate are also subject to loss in the event of catastrophic events, such as earthquakes, hurricanes, floods, tornadoes and fires. Climate change has exacerbated these risks and is likely to further increase both the likelihood of occurrence and the magnitude of impact in future periods. While loss experience in the event of a catastrophic event is contingent upon many factors, including the insured status of the underlying property and the seniority of our investment, in the case of structured securities, a catastrophic event impacting one or more of the regions of our real estate investments may cause some portion of the invested in assets linked to real estate to become impaired, which may have an adverse impact on our financial condition and results of operations.
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
The laws and regulations applicable to us are complex and subject to change, and compliance is time consuming and personnel intensive. Changes in these laws and regulations, or interpretations by courts or regulators, may materially increase our costs of doing business and may result in changes to our practices that may limit our ability to grow and improve our profitability. Regulatory developments or actions against us could have an adverse financial effects and could harm our reputation. Among other things, we could be fined, prohibited from engaging in some or all of our business activities, or made subject to limitations or conditions on our business activities.
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
•establish certain minimum operational requirements or customer service standards or lead time for notice of non-renewal or changes in terms and conditions; and
•allow for the performance of certain periodic examinations of its financial condition.
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
As a result, in connection with the conduct of our various businesses, we believe it is crucial to establish and maintain good working relationships with the various regulatory authorities having jurisdiction over our businesses. If those relationships and that reputation were to deteriorate, our businesses could be adversely affected. For example, we require various consents and approvals from our regulators, both with respect to transactions we enter into and in the ordinary course of the conduct of our businesses. If we fail to maintain good working relationships with our regulators, it may become more difficult or impossible for us to obtain those consents and approvals, either on a timely basis or at all.
The reinsurance and insurance industries have experienced substantial volatility as a result of investigations, litigation and regulatory activity by various insurance, governmental and enforcement authorities, concerning various practices within the reinsurance and insurance industry. If we or any of our subsidiaries were to be found to be in breach of any existing or new laws or regulations now or in the future, we would be exposed to the risk of intervention by regulatory authorities, including investigation and surveillance, and judicial or administrative proceedings. In addition, our reputation could suffer and we could be fined, sanctioned or suspended or prohibited from engaging in some or all of our business activities or could be sued by counterparties, as well as forced to devote significant resources to cooperate with regulatory investigations, any of which could have an adverse effect on our results of operations. These events, if they occur, could affect the competitive market and the way we conduct our business and manage our capital and could result in lower revenues and higher costs.
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
Under U.S. state insurance laws and regulations, no person, corporation or other entity may, directly or indirectly, acquire control of an insurance company, or a controlling interest in any person, corporation or other entity that has a controlling interest in an insurance company, without the prior approval of such insurance company’s domiciliary state insurance regulator. Under most U.S. state insurance laws, the acquisition of, directly or indirectly, 10% or more of the voting securities of an insurance company or any company that owns or controls 10% or more of the voting securities of an insurance company is presumptively considered to be an acquisition of control, although such presumption may be rebutted by a showing that control does not in fact exist. The applicable state insurance regulator may also find that control exists in circumstances in which a person owns or controls, directly or indirectly, less than 10% of the voting securities of an insurance company. Accordingly, for so long as our company owns or controls 10% or more of the voting securities of any U.S. domiciled insurance company (such as the insurance subsidiaries of ANGI or Argo), the acquisition of 10% or more of our voting securities (comprised of our class A exchangeable shares and class B shares) would require the prior approval of the U.S. state insurance regulator in each U.S. state in which such U.S. insurance company is domiciled.
Under applicable insurance laws and regulations of Canada, prior approval from the Minister of Finance (Canada) is required for any direct or indirect change of control of any Canadian-domiciled insurance company (such as BAC). In addition, the Bermuda Insurance Act requires that the acquisition of 10% or more of the voting securities or voting power in a Bermuda insurer requires notification to or approval from the BMA, as applicable. In addition, there is a requirement to notify CIMA of any acquisition of more than 10% of our issued share capital or our voting securities. See Item 4.B “Business Overview — Regulatory Framework”.
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
Our company’s acquisitions, dispositions and other transactions may be subject to approval by regulatory authorities in one or more jurisdictions in which we, or our counterparties, operate that are beyond our company’s control and may not be satisfied. In particular, many jurisdictions in which our company seeks to invest (or divest) impose government consent requirements on investments by foreign persons. For example, all Canadian-licensed insurers are required to obtain OSFI approval for acquisitions or dispositions of assets with another person representing more than 10% of total assets of a Canadian- licensed insurer in a twelve-month period, and approval of the Minister of Finance (Canada) is required for, among other things, any amalgamation with another insurer or any transfer of a Canadian licensee’s business. All Cayman Islands-licensed insurers are required to obtain the prior approval of CIMA in connection with certain transactions, including any transfer of shares (direct or indirect) totaling more than 10% of the issued share capital of the insurer, any amalgamation with another insurer or transfer of a licensee’s insurance operations. All Bermuda-licensed insurers are required to give notice to the BMA of their intention to affect a “material change” within the meaning of the Bermuda Insurance Act, which includes many acquisitions. Similarly, all US-licensed insurers under U.S. state insurance laws, are required to obtain the prior approval of the U.S. state insurance regulator in each U.S. state in which such US-licensed insurers is domiciled for, among other things, the acquisition of, directly or indirectly, 10% or more of the voting securities of the insurer or any company that owns or controls 10% or more of the voting securities of the insurer.

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
Our failure to obtain or maintain licenses and/or other regulatory approvals as required for the operations of our insurance subsidiaries may have an adverse effect on our business, financial condition, results of operations, liquidity, cash flows and process.
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
Changes to the laws and regulations, and interpretations and enforcement of such laws and regulations, that govern the conduct of our business could adversely affect our operations and profitability. In addition, legislation and other regulatory initiatives taken or which may be taken in response to conditions in the financial markets, global supervision and other factors may lead to additional regulation of the insurance industry in the coming years. Such changes could increase our regulatory and compliance burden, resulting in increased costs, or limit the type, amount or structure of compensation arrangements into which we may enter with certain of our associates, which could negatively impact our ability to compete with other companies in recruiting and retaining key personnel. Changes in regulatory approval processes, rules and other dynamics in the regulatory process could adversely impact our ability to react to such changing conditions. We cannot predict what proposals may be made, what legislation or regulations may be introduced or enacted, or what impact any future legislation or regulations may have on our business, results of operations and financial condition. In addition, changes in the laws or regulations to which our insurance and reinsurance subsidiaries are subject or in the interpretation thereof by enforcement or regulatory agencies as well as increased monitoring compliance by international bodies of certain jurisdictions in which Brookfield operates could have an adverse effect on our business and cause reputational damage to our operating subsidiaries.
Further, as insurance industry practices and legal, judicial, social and other conditions outside of our control change, unexpected issues related to claims and coverage may emerge. These changes may include modifications to long established business practices or policy interpretations, which may adversely affect us by extending coverage beyond our underwriting intent or by increasing the type, number or size of claims. For example, in July 2024, NYDFS issued Circular Letter No. 7, in which the NYDFS imposed significant obligations on insurers using AI systems or external consumer data and information sources. Circular Letter No. 7 expands the applicability of the department’s 2019 Circular Letter No. 1, which set out the department’s views concerning the use of external consumer data sources in the underwriting of life insurance. Circular Letter No. 7 incorporates the general obligations from Circular Letter No. 1 while adding more detailed requirements, expanding the scope beyond life insurance, and adding significant governance and documentation requirements. Circular Letter No. 7 outlines qualitative and quantitative assessment requirements to demonstrate that similarly situated individuals or insureds of a protected class do not face disproportionate adverse effects from the use of artificial intelligence systems or external consumer data in underwriting and pricing. Circular Letter No. 7 also clarifies that insurers bear the burden of ensuring that ECDIS or AIS provided by vendors complies with anti-discrimination law.
Other states may undertake regulatory efforts similar to NYDFS. For example, on July 6, 2021, the governor of Colorado signed Senate Bill 21-169, which also regulates an insurer’s use of external consumer data and information sources. The Colorado Division of Insurance has subsequently passed regulations that impose requirements on Colorado-licensed life insurance companies that use external data and artificial intelligence systems in insurance practices. The Colorado Division of Insurance has recently proposed expanding those regulations to apply to auto insurers and health benefit plan insurers. In addition, in October 2023, the NAIC released a model bulletin titled “Use of Artificial Intelligence Systems by Insurers”, which sets out a draft comprehensive framework for insurer’s artificial intelligence governance. As of March 2025, 23 jurisdictions have adopted this model bulletin. The NAIC has also formed a committee on race and insurance which is focused on underwriting practices that may be an unintentional proxy for discrimination. As a result of these regulatory efforts, there is a great deal of uncertainty whether traditional underwriting criteria will be restricted by new state laws or regulations. Such regulatory efforts may significantly hinder our use of technological and innovative advances to underwrite and price life insurance accurately and deter the use of what is commonly called “big data” in the underwriting of property and casualty insurance.

A decrease in applicable capital ratios/calculations of our insurance subsidiaries could result in increased scrutiny by insurance regulators and rating agencies and have an adverse effect on our results of operations and financial condition.
In any particular year, statutory surplus amounts and applicable capital ratios in respect of our insurance subsidiaries, may increase or decrease depending on a variety of factors, including the amount of statutory income or losses generated by the insurance subsidiary (which itself is sensitive to equity market and credit market conditions), recognition of write-downs or other losses on investments held in our investment portfolio, the amount of additional capital such insurer must hold to support business growth, changes in equity market levels, the value and credit ratings of certain fixed income and equity securities in its investment portfolio, the value of certain derivative instruments that do not receive hedge accounting and changes in interest rates, as well as changes to the applicable capital formulas and the interpretation of the applicable regulator’s instructions with respect to capital calculation methodologies. Our financial strength and credit ratings are significantly influenced by statutory surplus amounts and the capital ratios of our insurance subsidiaries. In addition, rating agencies may implement changes to their own internal models, which differ from the prescribed capital models in Canada, the Cayman Islands, Bermuda or the United States, as applicable, that have the effect of increasing or decreasing the amount of statutory capital our insurance subsidiaries should hold relative to the rating agencies’ expectations. Under stressed or stagnant capital market conditions and with the aging of existing insurance liabilities, without offsets from new business, the amount of additional statutory reserves that an insurance subsidiary is required to hold may materially increase. This increase in reserves would decrease the statutory surplus available for use in calculating the relevant subsidiary’s required capital ratio(s). To the extent that the capital ratios of any of our insurance subsidiaries are deemed to be insufficient, we may seek to take actions to increase the capitalization of that subsidiary or to reduce the capitalization requirements. If we were unable to accomplish such actions, the rating agencies may view this as a reason for a ratings downgrade. The failure of our insurance subsidiaries to meet their respective capital requirements or any other applicable minimum capital and surplus requirements could subject them or us to further examination or corrective action imposed by insurance regulators, including limitations on the ability to write additional business, supervision by regulators or seizure or liquidation. Any corrective action imposed could have an adverse effect on our business, results of operations and financial condition. A decline in the capital ratios of any our insurance subsidiaries, whether or not such decline results in a failure to meet the applicable capital requirement, may limit the ability of that subsidiary to make dividends or distributions to us, could result in a loss of new business, or could be a factor in causing ratings agencies to downgrade financial strength ratings, each of which could have an adverse effect on our business, results of operations and financial condition. Moreover, future revisions to the applicable capital calculations relevant to our insurance subsidiaries could result in a reduction in those capital ratios below certain prescribed levels, and in case of such a reduction we may be required to hold additional capital in the applicable insurance subsidiary.
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
Additionally, governments and regulatory bodies may take unpredictable action to ensure continued supply of insurance, particularly where a given event leads to withdrawal of capacity from the market. For example, regulators may seek to force us to offer certain covers to (re)insureds, constrain our flexibility to apply certain terms and conditions or constrain our ability to make changes to the pricing of our contracts. There can be no assurance as to the effect that any such governmental or regulatory actions will have on the financial markets generally or on our competitive position, business and financial condition. See Item 3.D “Risk Factors — Risks Relating to Regulation — Any future regulatory changes, including political, regulatory and industry initiatives by state and international authorities, could result in the imposition of significant restrictions on our ability to do business”.
We face risks related to changes in Bermuda law and regulations, and the political environment in Bermuda.
The company is incorporated and headquartered in Bermuda. Therefore, changes in Bermuda law and regulation may adversely impact our operations, such as increased regulatory supervision or changes in regulation.
On December 4, 2024, the “Proposed Enhancements to the Insurance Group Supervision Framework”, was issued by the BMA (the “Group Supervision Paper”). The Group Supervision Paper seeks to enhance the BMA’s supervisory framework by, amongst other things: (i) providing that group supervision is triggered where an insurer registered under the Bermuda Insurance Act and its ultimate parent company are in Bermuda where that parent also owns insurance entities outside of Bermuda; (ii) providing a direct approach to supervising insurance groups through a Bermuda holding company; and (iii) establishing a minimum set of powers the BMA may exercise over the Bermuda holding company, including some general supervisory powers. The Group Supervision Paper also provides that certain approvals and notifications currently applicable to insurers registered under the Bermuda Insurance Act would be extended to the Bermuda holding companies that fall within the remit of supervision. The Group Supervision Paper remains subject to public consultation and there is no certainty that its proposals will be implemented in the manner set out in the Group Supervision Paper, or at all. To the extent that the proposals set out in the Group Supervision Paper are implemented it may increase our administrative and operational burden, the company may also be subject to direct BMA supervision. Certain additional requirements such as those set out in the Bermuda Insurance Act applicable to supervised groups, including eligible capital, may also apply to the Company as a result which could impact our business.
In addition, we are subject to changes in the political environment in Bermuda, which could, for example, make it difficult to operate in, or attract talent to, Bermuda. Additionally, Bermuda, which is currently a United Kingdom overseas territory, may consider changes to its relationship with the United Kingdom in the future. Such changes could adversely affect Bermuda and/or the international reinsurance market focused there, either of which could adversely impact our company.

The European Commission has proposed sanctions against non-cooperative tax jurisdictions
Bermuda and the Cayman Islands are each on the European Union’s “whitelist” of cooperative tax jurisdictions, having delivered on the commitments each jurisdiction made to the European Union in 2019 to further enhance their respective regulatory and transparency frameworks. The European Commission has proposed sanctions against non-cooperative tax jurisdictions, including restrictions on certain European sovereign wealth funds channeling funds through entities domiciled in non-cooperative jurisdictions. If, in the future, the classification of either jurisdiction changes, so that Bermuda or the Cayman Islands is again included on the European Union’s non-cooperative jurisdictions list, the ability of certain European sovereign wealth funds to invest in our business may be limited. In the future, individual European Union member states may also apply sanctions against non-cooperative jurisdictions. If, in the future, the classification of either jurisdiction changes and Bermuda or the Cayman Islands is again included on the non-cooperative jurisdictions list, and these or other sanctions are implemented, we cannot guarantee that such sanctions will not have an adverse impact on our business.
The legislation enacted in Bermuda and the Cayman Islands as to economic substance may affect our operations.
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
Likewise, pursuant to the Cayman ESA that came into force on January 1, 2019, a “relevant entity” that carries on any one or more of the “relevant activities” referred to in the Cayman ESA must comply with economic substance requirements. Cayman Islands “relevant activities” include: banking business, distribution and service center business, financing and leasing business, fund management business, headquarters business, holding company business, insurance business, intellectual property business and shipping business.
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
North End Re has full time employees based in Bermuda and the Cayman Islands to run their respective reinsurance businesses in those jurisdictions. Under Bermuda law, non-Bermudians (other than spouses of Bermudians and holders of permanent residents’ certificates) generally may not engage in any gainful occupation in Bermuda without a valid government work permit (with certain exceptions). The position is substantially the same in the Cayman Islands. A Bermuda work permit is generally granted or renewed upon showing that, after proper public advertisement, no Bermudian, spouse of a Bermudian, or holder of a permanent resident’s certificate who meets the minimum standards reasonably required by the employer has applied for the job. The position is substantially the same in the Cayman Islands. Bermuda work permit terms that are available for request range from three months to five years. Should NER Ltd. or NER SPC, as the case may be, at any point, not be able to recruit suitable Bermudian or Caymanian employees, as the case may be, or obtain work permits for prospective non-Bermudian or non-Caymanian employees, NER Ltd. and/or NER SPC may not be able to use their services, which could have an adverse effect on our business, financial condition and results of operations.

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
For over 50 years, the partners of Brookfield (the “Partnership” or “Partners”) have held a substantial portion of their investment in Brookfield Class A Shares in partnership with one another. Separate from the ownership of the Brookfield Class A Shares, the Partners also own the Brookfield Class B Shares in partnership with one another. The Partners include both current and former senior executives of Brookfield. Senior members of the Partnership collectively hold and control all of our outstanding class B shares through the BNT Trust. See Item 7.A “Major Shareholders”. As the sole holder of the class B shares, the BNT Trust is entitled to elect one-half of our Board and approve all other matters requiring shareholder approval. Given our ownership structure, the rationale for our formation and because each exchangeable share has been structured with the intention of providing an economic return equivalent to one Brookfield Class A Share, and as a result of the financial and other support Brookfield provides us, the interests of our company and Brookfield are strongly aligned. See Item 7.B “Related Party Transactions”. Nevertheless, the interests of the senior members of the Partnership who hold and control the class B shares through the BNT Trust could differ from or conflict with the interests of our other shareholders in circumstances that we cannot foresee.

We depend on Brookfield under the Administration Agreement and the Investment Management Agreements and, as a result, our business may experience an adverse impact should we lose any of the services that Brookfield provides to our company thereunder.
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
In addition, we rely on BAM as an investment manager under the Investment Management Agreements. Brookfield Corporation owns approximately 73% of BAM. Accordingly, BAM may not be economically fully aligned with our company in performing this function. BAM is not required to maintain the employment of any of its professionals or to cause any particular professionals to provide services to us or on our behalf. In addition, the employees of Brookfield, including BAM, that provide services to our company are not required to have as their primary responsibility the provision of investment management services to our company or to act exclusively for our company. Brookfield may provide similar services to other companies, including those who compete with us. If our company were to lose the investment management services provided by BAM, or if BAM fails to perform its obligations under the Investment Management Agreements adequately, we may experience an adverse impact on our business operations.

While we will seek to leverage our relationship with Brookfield to access its investment management and asset allocation capabilities, there can be no assurance we will be able to achieve all the advantages we are seeking through such relationship.
In order for our company to execute our vision of being a leading reinsurer of liabilities and earn attractive risk-adjusted returns within our business, we will seek to leverage our relationship with Brookfield by, among other things, taking advantage of Brookfield’s core attributes as a leading global asset management company (see Item 7.B “Related Party Transactions” for further information). We are a party to the Investment Management Agreements with BAM in which Brookfield Corporation holds an approximate 73% interest. Under these arrangements, BAM has discretion in some cases over how certain investments are made and we cannot be assured as to how the BAM will manage our investments. BAM is not fully economically aligned with our company, despite Brookfield Corporation continuing to hold an approximate 73% interest in BAM. However, beyond the Investment Management Agreements, Brookfield does not have an agreement to provide our company with access to its investment management and asset allocation capabilities, institutional relationships or any other opportunities. As such, our company cannot be assured that we will be able to successfully derive all of the intended benefits of our relationship with Brookfield, which could have an adverse effect on our financial and operational results and our growth strategy.
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
Certain arrangements between us and Brookfield were negotiated prior to the spin-off of our company from Brookfield Corporation and may contain terms that are less favorable than those which otherwise might have been obtained from unrelated parties.
The terms of certain arrangements with Brookfield that currently apply to our company were adopted prior to the spin-off of our company from Brookfield Corporation and have therefore been effectively determined by Brookfield. These terms, including terms relating to the support Brookfield provides to us, may be less favorable than otherwise might have resulted if the negotiations had involved unrelated parties.

Risks Relating to Taxation
General Tax Risks
Our aggregate tax liability and effective tax rate could be adversely affected in the future by changes in the tax laws of the countries in which we operate, including as a result of ongoing efforts by the member countries of the OECD
We have operations in various countries that have differing tax laws and rates. Our tax reporting is supported by current domestic tax laws in the countries in which we operate and the application of tax treaties between the various countries in which we operate. Our income tax reporting is subject to audit by domestic and foreign authorities. Our effective tax rate may change from year to year based on changes in the mix of activities and income earned among the different jurisdictions in which we operate, changes in tax laws in these jurisdictions, changes in the tax treaties between various countries in which we operate, changes in our eligibility for benefits under those tax treaties, and changes in the estimated values of deferred tax assets and liabilities. Tax laws, regulations, and administrative practices in various jurisdictions may be subject to significant change, with or without notice, due to economic, political, or other conditions, and significant judgment is required in evaluating and estimating our provision and accruals for these taxes.
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
Certain jurisdictions in which we operate, including Canada, the United Kingdom, and Bermuda, have enacted, or are expected to enact, legislation to implement Pillar Two. The enactment of the tax laws described above —in particular, the adoption of the “undertaxed profits rule” — are expected to result in a top-up tax payable in one or more of these jurisdictions. As a result of these and other developments, the tax laws of the countries in which we and our affiliates do business could change on a prospective or retroactive basis, and any such changes, including the adoption of the global minimum tax rules, could increase our effective tax rate and aggregate tax liability, which may have an adverse effect on our financial position and results of operations. The timing, scope, and implementation of any of the potential Pillar Two provisions into the domestic law of relevant countries remain subject to uncertainty. The ultimate implementation of such rules may result in additional tax payable by our business and increase the complexity and costs associated with our tax compliance worldwide.
Bermuda Tax Risks
Our company will be subject to corporate income tax in 2025.
Under current Bermuda law, there is no withholding tax or capital transfer tax payable by the company.
The operative provisions of the Bermuda Tax Act came into force on January 1, 2025 along with corresponding changes to the Exempted Undertakings Tax Protection Act 1966 (as amended). The Bermuda Tax Act implements a new corporate income tax regime within the scope of BEPS. The Bermuda Tax Act imposes corporate income tax to certain multinational groups with annual revenues of EUR 750 million or more. As a result of this new regime, the company recognized a deferred tax asset (“DTA”) of $364 million as of December 31, 2024.

The Bermuda Tax Act introduced an economic transition adjustment (the “ETA”) which allows for an elective increase or decrease in the tax basis of assets and liabilities (excluding goodwill) held as of September 30, 2023 to fair value. It also allows for the recognition of a DTA related to the value of “identifiable intangible assets” that may be amortized over ten years, beginning January 1, 2025. Examples of identifiable intangible assets include brand and trade names, software, customer relationships and the value of in-force insurance business. On January 16, 2024, the Government of Bermuda clarified that the ETA can be applied to “customer or supplier relationships between separate legal entities, whether intragroup or with third parties”. With the release of this additional guidance by the Government of Bermuda as well as changes in forecasted taxable income in Bermuda, the company recognized additional DTAs relating to identifiable intangible assets, totaling $364 million in 2024 ($314 million of which was recognized through net income and $50 million of which was recognized through equity upon the acquisition of AEL).
The company and its Bermuda based direct and indirect subsidiaries (“Bermuda Entities”) expect to be subject to Pillar Two. The Bermuda Entities are each considered a Bermuda Constituent Entity (and together form a Bermuda Constituent Entity Group) for the purposes of the Bermuda Tax Act and as a result, liable to pay corporate income tax in Bermuda pursuant to the Bermuda Tax Act beginning in 2025. The headline rate will be 15% of the net taxable income of the Bermuda Constituent Entity Group but may be reduced by any available applicable tax credits. We are continuing to assess and monitor the impact of the Bermuda Tax Act on our operations, including any transitional provisions and elections available to mitigate such impact.
Canadian Tax Risks
The exchange of class A exchangeable shares for Brookfield Class A Shares pursuant to the exercise of the exchange right will result in a disposition of the class A exchangeable shares for Canadian federal income tax purposes.
The exchange of class A exchangeable shares for Brookfield Class A Shares pursuant to the exercise of the exchange right will result in a disposition of the class A exchangeable shares for Canadian federal income tax purposes. Resident Holders (as defined herein) generally will be subject to Canadian federal income tax on any resulting capital gain as further described under the heading “Certain Material Canadian Federal Income Tax Considerations — Taxation of Holders Resident in Canada”. Non-Resident Holders (as defined herein) generally will not be subject to Canadian federal income tax on any resulting capital gain unless the class A exchangeable shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder as further described under the heading “Certain Material Canadian Federal Income Tax Considerations — Taxation of Holders not Resident in Canada”.
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

Changes in Canadian federal income tax law might have an adverse effect on our shareholders.
There can be no assurance that Canadian federal income tax laws, the judicial interpretation thereof, or the administrative policies and assessing practices of the CRA will not be changed in a manner that adversely affects our shareholders or Brookfield Corporation, our company or their affiliates. Any such developments may have an adverse effect on our shareholders or the business, financial condition, and operating results of Brookfield Corporation, our company or any of their affiliates.
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
U.S. Tax Risks
Our company or our non-U.S. subsidiaries may be subject to U.S. federal income taxation in amounts greater than expected, which could have an adverse effect on our financial condition and operating results.
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
Based on such uncertainty, there can be no assurance that the U.S. Internal Revenue Service (the “IRS”) will not contend successfully that one or more of our non-U.S. subsidiaries is engaged in a trade or business (or carrying on business through a permanent establishment) in the United States. If one or more of the non-U.S. subsidiaries were treated as engaged in a trade or business (or carrying on business through a permanent establishment) in the United States, then such non-U.S. subsidiaries could be subject to U.S. federal income taxation on the portion of their net income treated as effectively connected with a U.S. trade or business (or their business profits attributable to a U.S. permanent establishment), as well as the U.S. branch profits tax. Any such U.S. federal income taxation could result in substantial tax liabilities and consequently could have an adverse effect on our business, financial condition, and operating results.

Recent changes in U.S. federal income tax law may significantly increase the tax liability of our U.S. subsidiaries.
Under the Tax Cuts and Jobs Act, our U.S. subsidiaries may be subject to a base erosion and anti-abuse tax (“BEAT”). The BEAT operates as a minimum tax and generally is calculated as a percentage (10% for certain taxable years before 2026 and 12.5% thereafter) of the “modified taxable income” of an “applicable taxpayer”. Modified taxable income is calculated by adding back to a taxpayer’s regular taxable income the amount of certain “base erosion tax benefits” with respect to certain payments made to non-U.S. affiliates, as well as the “base erosion percentage” of any net operating loss deductions. The BEAT applies only to the extent it exceeds a taxpayer’s regular corporate income tax liability (determined without regard to certain tax credits) and only in years in which the “base erosion percentage” exceeds a specified percentage.
Under the Inflation Reduction Act of 2022 (the “Inflation Reduction Act”), a 15% corporate alternative minimum tax (“CAMT”) is imposed on the adjusted financial statement income of certain large corporations, effective for taxable years beginning after December 31, 2022. The impact of the CAMT, if any, will vary from year to year, based on the relationship between our adjusted financial statement income and our taxable income. Certain of our U.S. subsidiaries were subject to the CAMT for the taxable year ending December 31, 2024, and certain U.S. subsidiaries may be subject to the CAMT in the current or future taxable years. If applicable in any given year, the BEAT or CAMT may significantly increase the tax liability of our U.S. subsidiaries for such year.

Changes in U.S. tax law may have an adverse effect on us or our shareholders.
The tax treatment of our company and its subsidiaries may be affected by future U.S. tax legislation. We cannot predict whether any particular proposed legislation will be enacted or, if enacted, what the specific provisions or the effective date of any such legislation would be, or whether it would have any effect on our company or its subsidiaries. No assurance can be provided that future legislative, administrative, or judicial developments will not result in an increase in the amount of U.S. tax payable by our company, its subsidiaries, or shareholders. Any such developments could have an adverse effect on shareholders or our business, financial condition, and operating results.
If our company is classified as a passive foreign investment company, U.S. persons who own exchangeable shares could be subject to adverse U.S. federal income tax consequences.
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
Based on the current and expected income, assets, and activities of our company, we do not expect our company to be classified as a PFIC for the current taxable year or in the foreseeable future. However, there is significant uncertainty as to the application of the relevant PDIC regulations, including certain proposed regulations relating to the active conduct of an insurance business. Moreover, the PFIC determination is made annually as of the end of each taxable year and depends on a number of factors, some of which are beyond our company’s control, including the value of our company’s assets and the amount and type of its income. Accordingly, there can be no assurance that our company or any of its non-U.S. subsidiaries will not be classified as PFICs for any taxable year or that the IRS will agree with our company’s belief regarding its PFIC status. U.S. Holders are urged to consult their tax advisers regarding the application of the PFIC rules, with respect to their ownership and disposition of exchangeable shares.

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
The U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of exchangeable shares depend, in part, on whether the exchangeable shares are, for U.S. federal income tax purposes, treated as stock of our company. No authority directly addresses the U.S. federal income tax treatment of a security with terms and related rights similar to the exchangeable shares, and therefore the tax treatment of the exchangeable shares is uncertain. We treat the exchangeable shares as stock of our company for all U.S. federal income tax purposes but alternative characterizations are possible. For example, the IRS or a court might characterize the exchangeable shares and related rights as stock of Brookfield Corporation or as derivative financial instruments, with complex and uncertain tax consequences that could be materially different from the consequences described in this Form 20-F. No assurance can be provided that the IRS or a court will agree with our position that the exchangeable shares constitute stock of our company, and the U.S. federal income tax consequences of an alternative characterization of the exchangeable shares could be adverse to U.S. Holders. U.S. Holders are urged to consult their tax advisers regarding the proper treatment of the exchangeable shares for U.S. federal income tax purposes.
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

ITEM 4    INFORMATION ON THE COMPANY
4.A    HISTORY AND DEVELOPMENT OF THE COMPANY
Overview
Brookfield Wealth Solutions Ltd. was incorporated on December 10, 2020 under the Bermuda Act. Our company is focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions. Through our operating subsidiaries, we offer a broad range of insurance products and services, including annuities, personal and commercial property and casualty insurance, and life insurance. In doing so, we seek to match our liabilities with a portfolio of high-quality investments in order to generate attractive, risk-adjusted returns within our business. We leverage our relationship with Brookfield in order to opportunistically source new business and deploy our capital in assets that are tailored to our investment needs. Our relationship with Brookfield provides us with access to a diverse mix of leading alternative investment strategies that we believe are well-suited for this purpose.
The class A exchangeable shares are listed on the NYSE and the TSX under the symbol “BNT”. The class A-1 exchangeable shares were listed on the NYSE and the TSX under the symbol “BNRE.A” until they were delisted from both exchanges effective August 29, 2024 after giving effect to the company’s redesignation of all of the issued and outstanding class A-1 exchangeable shares into class A exchangeable shares on August 29, 2024.
We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information relating to our company. The site is located at http://www.sec.gov. Similar information can also be found on our website at https://bnt.brookfield.com. In addition to carefully considering the disclosure made in this Form 20-F, we refer to our company as a paired entity to Brookfield Corporation, and we strongly encourage shareholders to carefully review Brookfield Corporation’s periodic reporting. Brookfield Corporation is required to file reports, including annual reports on Form 40-F, and other information with the SEC. Brookfield Corporation’s SEC filings are available to the public from the SEC’s website noted above. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedarplus.ca. Information about Brookfield Corporation, including its SEC filings, is also available on its website at https://brookfield.com. The information found on, or accessible through, our or Brookfield Corporation’s website does not form part of this Form 20-F. See also Item 10.H “Documents on Display”.
Recent Developments
2025
Blumont Annuity UK
On March 11, 2025, our company announced that the Prudential Regulatory Authority (“PRA”) and Financial Conduct Authority (“FCA”) issued a license to Blumont Annuity UK, a wholly-owned subsidiary, to participate directly in the United Kingdom’s pension risk transfer market. Blumont Annuity UK commenced operations on March 25, 2025.
2024
AEL Acquisition
On May 2, 2024, our company acquired all of the outstanding shares of AEL Holdings it did not already own (the “AEL Acquisition”) pursuant to the terms of the definitive merger agreement our company entered into with AEL Holdings (the “AEL Merger Agreement”). Immediately following closing of the AEL Acquisition, one of our existing subsidiaries, American National Group, LLC (“American National”) merged with and into AEL Holdings, with the surviving entity renamed to American National Group Inc. (“ANGI”) and continuing its existence as a Delaware corporation.

AEL is a leading provider of fixed rate and fixed index annuity products with over 40,000 independent agents and advisors affiliated with independent market organizations (“IMOs”), banks and broker-dealers. AEL is headquartered in Des Moines, Iowa and is licensed to sell in 50 states and the District of Columbia.
Class A-1 Exchangeable Share Redesignation
On August 29, 2024, our company redesignated all of its class A-1 exchangeable shares into its class A exchangeable shares pursuant to bye-law amendments approved by shareholders at the 2024 AGM designed to simplify and enhance our capital structure. As a result of the redesignation, there are no class A-1 exchangeable shares currently in issue.
Name Change
On September 4, 2024, our company announced that it had changed its name from “Brookfield Reinsurance Ltd.” to “Brookfield Wealth Solutions Ltd.” to better reflect the nature of our business and relationship with Brookfield Corporation. Our company’s class A exchangeable shares listed on each of the New York Stock Exchange and the Toronto Stock Exchange began trading under our new name and trading symbol “BNT” at market open on September 6, 2024.
Pension Risk Transfer Transaction
On December 16, 2024, American National Insurance Company (“ANICO”), a wholly-owned subsidiary of ANGI, closed a reinsurance transaction with Just Group plc (“Just”), pursuant to which ANICO agreed to reinsure approximately £1.0 billion (or $1.3 billion) of pension liabilities assumed by Just through a bulk annuity transaction with a United Kingdom pension scheme.
Contribution of Financial Assets from Brookfield Corporation
On December 23, 2024, BNT BBU Holding LP, a subsidiary of Brookfield Corporation, transferred financial assets with a value of $1 billion it previously acquired from Brookfield Corporation to wholly-owned subsidiaries of our company in exchange for $1 billion worth of class C shares.

2023
Argo Acquisition
On February 8, 2023, our company entered into a definitive merger agreement with Argo, whereby our company agreed to acquire Argo in an all-cash transaction valued at approximately $1.1 billion (the “Argo Acquisition”). As part of the definitive merger agreement, each issued and outstanding Argo common share was converted into the right to receive $30 in cash at closing of the merger, funded by existing cash on hand and liquidity available to our company. The Argo Acquisition closed on November 16, 2023.
Argo is a U.S. focused underwriter of specialty insurance products in the property and casualty market. Argo offers a full line of products and services designed to meet the unique coverage and claims-handling needs of businesses.
AEL Acquisition
On July 4, 2023, our company entered into the AEL Merger Agreement whereby our company agreed to acquire all of the outstanding shares of AEL Holdings it did not already own, for a consideration of $56.50 per AEL share, consisting of $38.85 in cash and 0.49707 of a BAM class A limited voting share. The AEL Acquisition subsequently closed on May 2, 2024.

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
2022
AEL Strategic Partnership
On January 7, 2022, we purchased an additional 6,775,000 shares of AEL Holdings, bringing our total combined equity interest in AEL Holdings to approximately 16% as of the date thereof. We acquired the additional shares of AEL Holdings at a price of $37.33 per share, being the adjusted book value of AEL Holdings as of September 30, 2021, for total consideration of approximately $253 million. As a result of the AEL Acquisition, which closed on May 2, 2024, we own 100% of AEL Holdings, which merged with American National Group Inc. to form ANGI.
American National
On May 25, 2022, our company completed the acquisition of American National in an all-cash transaction valued at approximately $5.1 billion. Under the terms of the transaction, our company acquired all issued and outstanding shares of American National at a price of $190 per share.
American National is the parent company of the American National companies, including ANICO, which was founded in 1905 and is headquartered in Galveston, Texas. American National offers a broad line of products and services, which include life insurance, annuities, credit insurance, pension products and property and casualty insurance for personal lines, agribusiness and certain commercial exposures. The American National companies operate in all 50 states.
Special Distribution
On December 9, 2022, Brookfield Corporation (formerly Brookfield Asset Management Inc.) completed the public listing and distribution of a 25% interest in its asset management business, through BAM by way of a plan of arrangement (the “Brookfield Arrangement”). The Brookfield Arrangement resulted in the division of Brookfield Asset Management Inc. into two publicly traded companies: Brookfield Corporation and BAM.
In connection with the Brookfield Arrangement, our company completed a special distribution (the “Special Distribution”) of BAM Shares to the holders of our company’s class A exchangeable shares and class B shares. Pursuant to the Special Distribution, holders of our class A exchangeable shares and class B shares received one BAM Share for every four class A exchangeable shares or class B shares held as of the record date for the Special Distribution, while retaining their shares of our company. The Special Distribution was completed by way of a return of capital, resulting in a reduction to the par value of the class A exchangeable shares and class B shares of our company in the amount of $5.481 per share.

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
4.B    BUSINESS OVERVIEW
Overview
Our company is focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions. Our business is presently conducted through our subsidiaries under four operating segments, which we refer to as our Annuities, Property and Casualty (“P&C”), Life Insurance, and Corporate and Other segments. In the second quarter of 2024, as a result of the AEL acquisition, diversification in insurance offerings and overall strategic shift, we reorganized and changed our internal segments in a manner that caused the composition of our reporting segments to change. We previously reported our operations under the following segments: Direct Insurance, Reinsurance and Pension Risk Transfer.
Annuities
Our annuities business includes both retail and institutional annuities, and is operated primarily through subsidiaries of ANGI (including ANICO, AEL and Eagle Life Insurance Company), as well as BAC and NER Ltd. Our primary insurance products and coverages are as follows:
Fixed Index Annuities – Fixed index annuities allow policyholders to earn index credits based on the performance of a particular index without the risk of loss of their account value. Certain products offer a premium bonus in which the initial annuity deposit on these policies is increased at issuance by a specified premium bonus rate. Generally, the surrender charge and bonus vesting provisions of our policies are structured such that we have comparable protection from early termination between bonus and non-bonus products. The annuity contract value is equal to the sum of premiums paid, premium bonuses and interest credited (“index credits” for funds allocated to an index based strategy), which is based upon an overall limit (or “cap”) or a percentage (the “participation rate”) of the appreciation (based in certain situations on monthly averages or monthly point-to-point calculations) in a recognized index or benchmark. Caps and participation rates limit the amount of interest the policyholder may earn in any one contract year and may be adjusted by us annually subject to stated minimums.
Fixed Rate Annuities – Fixed rate deferred annuities include annual, multi-year rate guaranteed products (“MYGAs”) and single premium deferred annuities (“SPDAs”). Our annual reset fixed rate annuities have an annual interest rate (the “crediting rate”) that is guaranteed for the first policy year. After the first policy year, we have the discretionary ability to change the crediting rate once annually to any rate at or above a guaranteed minimum rate. Our MYGAs and SPDAs are similar to our annual reset products except that the initial crediting rate on MYGAs is guaranteed for a stated period of time before it may be changed at our discretion while the initial crediting rate on SPDAs is guaranteed for either three or five years.
Pension Risk Transfer – Pension Risk Transfer is the transfer by a corporate sponsor of the risks, or some of the risks, associated with the sponsorship and administration of a pension plan, in particular, investment risk and longevity risk. Longevity risk represents the risk of an increase in life expectancy of plan beneficiaries. These risks can be transferred either to an insurer like us through a group annuity transaction commonly referred to as PRT, or to an individual through a lump-sum settlement payment. PRT using insurance typically involves a single premium group annuity contract that is issued to a pension plan by an insurer, permitting the corporate pension plan sponsor to discharge certain pension plan liabilities from its balance sheet.

Single Premium Immediate Annuities – A single premium immediate annuity is purchased with one premium payment, providing periodic (usually monthly or annual) payments to the annuitant for a specified period, such as for the remainder of the annuitant’s life. Return of the original deposit may or may not be guaranteed, depending on the terms of the annuity contract.
Variable Annuities – With a variable annuity, the policyholder bears the investment risk because the value of the policyholder’s account balance varies with the investment experience of the separate account investment options selected by the policyholder. Our variable annuity products have no guaranteed minimum withdrawal benefits. We are no longer actively selling this product, and the in-force business accounts for less than 1% of our annuities business.
Our annuities segment reported total revenues of $9.6 billion in 2024, $3.0 billion in 2023 and $2.3 billion in 2022, respectively.
Property and Casualty
Our P&C business is operated through a subsidiary of ANGI and Argo. Our primary P&C insurance products and coverages are as follows:
Property – Property lines offer policies protecting various personal and commercial properties from man-made and natural disasters, including property insurance for homeowners and renters.
Casualty – Casualty lines include a broad range of primary and excess casualty products, such as specialty casualty, construction defect, general liability, commercial multi-peril, workers compensation, product liability, environmental liability and auto liability. Casualty lines are generally considered long-tailed as it takes a relatively long period of time to finalize and resolve all claims from a given accident year. Some products have long claims reporting lags and/or longer time lags for payment of claims.
Specialty – Specialty lines include niche insurance coverages such as garage and inland marine and offer insurance programs and fronting solutions. Specialty lines are considered generally short-tailed as claims are typically known relatively quickly, although it may take a longer period of time to finalize and resolve all claims from a given year.
Run-off and Other – Run-off and Other lines primarily consist of discontinued lines previously underwritten by our insurance subsidiaries, including professional liability and surety coverages.
Our P&C segment reported total revenues of $3.4 billion in 2024, $2.3 billion in 2023 and $1.3 billion in 2022, respectively.
Life Insurance
Our Life Insurance business is operated through subsidiaries of ANGI. Our primary insurance products and coverages are as follows:
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

Universal Life – Universal life insurance products provide coverage through a contract that gives the policyholder flexibility in premium payments and coverage amounts. Universal life products may allow the policyholder, within certain limits, to increase or decrease the amount of death benefit coverage over the term of the contract and to adjust the frequency and amount of premium payments. Universal life products are interest rate sensitive, and we determine the interest crediting rates during the contract period, subject to policy specific minimums. An equity-indexed universal life product is credited with interest using a return that is based, in part, on changes in an index, such as the Standard & Poor’s 500 Index (the “S&P 500”), subject to a specified minimum.
Variable Universal Life – Variable universal life products provide insurance coverage on a similar basis as universal life, except that the policyholder bears the investment risk because the value of the policyholder’s account balance varies with the investment experience of the securities selected by the policyholder held in the separate account.
Our Life Insurance segment reported total revenues of $957 million in 2024, $1.1 billion in 2023 and $636 million in 2022, respectively.
Corporate and Other
Our Corporate and Other segment performs various corporate functions that support our core insurance operations and primarily includes investment income from temporarily warehoused investments that will be transferred to our insurance subsidiaries in the short term, interest expense on borrowings, hedging activities and certain other activities that are not attributable to our operating subsidiaries.
Our Corporate and Other segment reported total revenues of $135 million in 2024, $493 million in 2023 and $212 million in 2022, respectively.
See Note 27, “Segment Reporting” in the notes to the consolidated financial statements for information regarding revenue by segments and geographic market.

Investment Strategy
Our ability to match liabilities with a portfolio of high-quality investments is integral to our overall strategy. Our investment strategy includes investments into commercial and residential mortgage loans as well as private loans with maturities ranging from one-year to greater than 30 years. Our loan portfolio consists of both fixed and variable rate notes with borrowers across diverse geographical locations and property types. Generally, mortgage loans are collateralized by the related property. Please refer to Note 5, “Mortgage Loans on Real Estate” and Note 6, “Private Loans” in the notes to the consolidated financial statements for additional information on our mortgage and private loan portfolios. We leverage our strategic relationship with Brookfield in order to gain access to higher-yielding alternative assets that are well-matched to our liabilities and in turn earn attractive risk-adjusted returns within our business.
Brookfield is a leading global alternative asset manager with over $1 trillion of assets under management across renewable power and transition, infrastructure, private equity, real estate and credit. It invests client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. It offers a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. It draws on Brookfield’s heritage as an owner and operator to invest for value and seeks to generate strong returns for its clients, across economic cycles. Brookfield Corporation also owns approximately 73% of BAM.
Brookfield provides our operating subsidiaries with a full suite of services relating to our investment portfolios, including direct investment management, asset allocation and portfolio optimization, direct origination and investment structuring and various associated support services including investment compliance, accounting, reporting, tax and legal. We receive these services from Brookfield under the terms of the Investment Management Agreements between BAM and our operating subsidiaries. See Item 10.C “Material Contracts — Investment Management Agreements”.

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
Across our annuities, P&C, and life insurance businesses where we directly underwrite various insurance policies and coverages, competition may come from both large international carriers and smaller regional carriers in the jurisdictions in which we operate. Strong competition for customers from such firms has led to increased marketing and advertising by our competitors, many of whom have well-established national reputations and greater financial and marketing resources, as well as the introduction of new insurance products and aggressive pricing. These competitive pressures could result in increased pricing pressures on a number of our products and services, particularly as competitors seek to win market share, and may limit our ability to maintain or increase our profitability. Because of its relatively low cost of entry, the Internet has emerged as a significant place of new competition, both from existing competitors and new competitors. In addition, product development and life-cycles have shortened in many product segments, leading to intense competition with respect to product features.
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
A.M. Best’s Financial Strength Ratings range from “A++” (Superior) to “D” (Poor) and include 13 separate ratings categories. A.M. Best’s Long-Term Issuer Credit Ratings and Long-Term Issue Credit Ratings range from “aaa” (Exceptional) to “c” (Poor) and include 21 separate ratings categories. As of December 31, 2024, A.M. Best had issued credit or financial strength ratings and outlook statements regarding us as follows:

Company	Financial Strength Rating	Issuer Credit Rating	Issue Credit Rating	Outlook
American Equity Life Insurance Company	A (3rd of 13)	a (6th of 21)	-	Stable
American National Insurance Company	A (3rd of 13)	a (6th of 21)	-	Stable
Eagle Life Insurance Company	A (3rd of 13)	a (6th of 21)	-	Stable
American National Life Insurance Company of New York	A (3rd of 13)	a (6th of 21)	-	Stable
American Equity Life Insurance Company of New York	A (3rd of 13)	a (6th of 21)	-	Stable
American National Life Insurance Company of Texas	A (3rd of 13)	a (6th of 21)	-	Stable
American National Property and Casualty Company	A (3rd of 13)	a (6th of 21)	-	Stable
American National General Insurance Company	A (3rd of 13)	a (6th of 21)	-	Stable
American National Lloyds Insurance Company	A (3rd of 13)	a (6th of 21)	-	Stable
American National County Mutual Insurance Company	A (3rd of 13)	a (6th of 21)	-	Stable
Farm Family Casualty Insurance Company	A (3rd of 13)	a (6th of 21)	-	Stable
United Farm Family Insurance Company	A (3rd of 13)	a (6th of 21)	-	Stable
Garden State Life Insurance Company	A (3rd of 13)	a (6th of 21)	-	Developing/Under Review
Argo Group US, Inc.	-	bbb- (10th of 21)	-	Positive
Argo Re Ltd.	A- (4th of 13)	a- (7th of 21)	-	Positive
Argonaut Insurance Company	A- (4th of 13)	a- (7th of 21)	-	Positive
Colony Insurance Company	A- (4th of 13)	a- (7th of 21)	-	Positive
Argonaut Great Central Insurance Company	A- (4th of 13)	a- (7th of 21)	-	Positive
Argonaut-Midwest Insurance Company	A- (4th of 13)	a- (7th of 21)	-	Positive
Colony Specialty Insurance Company	A- (4th of 13)	a- (7th of 21)	-	Positive
Peleus Insurance Company	A- (4th of 13)	a- (7th of 21)	-	Positive
ARIS Title Insurance Company	A- (4th of 13)	a- (7th of 21)	-	Positive
Rockwood Casualty Insurance Company	A- (4th of 13)	a- (7th of 21)	-	Positive
Somerset Casualty Insurance Company	A- (4th of 13)	a- (7th of 21)	-	Positive
Argo Group International Holdings, Inc.:
– Senior Unsecured	-	-	bbb- (10th of 21)	Positive
– Preferred Stock	-	-	bb (12th of 21)	Positive
– Subordinated	-	-	bb+ (11th of 21)	Positive
Blumont Annuity Company(1)	A- (4th of 13)	a- (7th of 21)	-	Positive
North End Re (Cayman) SPC(2)	A- (4th of 13)	a- (7th of 21)	-	Developing/Under Review
North End Re Ltd.	A- (4th of 13)	a- (7th of 21)	-	Stable
_________________________
(1)On January 17, 2025, A.M. Best has upgraded the Financial Strength Rating and the Long-Term Issuer Credit Rating of Blumont Annuity Company to “A” (3rd of 13) and “a” (6th of 21), respectively, and the outlook of these ratings has been revised to stable.
(2)On January 16, 2025, A.M. Best has withdrawn the Financial Strength Rating of “A-” (4th of 13) and the Long-Term Issuer Credit Rating of “a-” (7th of 21) of North End Re (Cayman) SPC, reflecting the recent recapture of its business, resulting in no remaining insurance liabilities.

Fitch’s Financial Strength Ratings range from “AAA” (Exceptionally Strong) to “C” (Distressed) and include 19 separate ratings categories. Fitch’s National Long-Term Credit Ratings range from “AAA” (highest credit quality) to “RD” (restricted default) and include 21 separate ratings categories. As of December 31, 2024, Fitch Ratings had issued credit or financial strength ratings and outlook statements regarding us as follows:

Company	Financial Strength Rating	Issuer Credit Rating	Issue Credit Rating	Outlook
American Equity Life Insurance Company	A- (7th of 19)	-	-	Stable
American National Insurance Company	A (6th of 19)	-	-	Stable
Eagle Life Insurance Company	A- (7th of 19)	-	-	Stable
American National Life Insurance Company of New York	A (6th of 19)	-	-	Stable
American Equity Life Insurance Company of New York	A- (7th of 19)	-	-	Stable
American National Group Inc.	-	BBB+ (8th of 21)	-	Stable
American National Group Inc.:
– Senior Unsecured Notes	-	-	BBB (9th of 21)	-
– Preferred Stock	-	-	BB+ (11th of 21)	-
S&P’s Insurer Financial Strength Ratings range from “AAA” (Extremely Strong) to “R” (under regulatory supervision) and include 22 separate ratings categories. S&P’s Long-term Issuer Credit Ratings and Long-term Issue Credit Ratings range from “AAA” (Investment Grade) to “C” (Speculative Grade) and include 21 separate ratings categories. As of December 31, 2024, S&P Global Ratings had issued credit or financial strength ratings and outlook statements regarding us as follows:

Company	Financial Strength Rating	Issuer Credit Rating	Issue Credit Rating	Outlook
American Equity Life Insurance Company	A (6th of 22)	A (6th of 21)	-	Stable
American National Insurance Company	A (6th of 22)	A (6th of 21)	-	Stable
Eagle Life Insurance Company	A (6th of 22)	A (6th of 21)	-	Stable
American National Life Insurance Company of New York	A (6th of 22)	A (6th of 21)	-	Stable
American National Group Inc.	-	BBB (9th of 21)	-	Stable
American National Group Inc.:
– Senior Unsecured Notes	-	-	BBB (9th of 21)	-
– Preferred Stock	-	-	BB+ (11th of 21)	-
Argo Group US, Inc.	-	BBB- (10th of 21)	-	Stable
Argonaut Insurance Company	A- (7th of 22)	A- (7th of 21)	-	Stable
Colony Insurance Company	A- (7th of 22)	A- (7th of 21)	-	Stable
Argonaut Great Central Insurance Company	A- (7th of 22)	A- (7th of 21)	-	Stable
Argonaut-Midwest Insurance Company	A- (7th of 22)	A- (7th of 21)	-	Stable
Colony Specialty Insurance Company	A- (7th of 22)	A- (7th of 21)	-	Stable
Peleus Insurance Company	A- (7th of 22)	A- (7th of 21)	-	Stable
Argo Group International Holdings, Inc.:
– Senior Unsecured	-	-	BBB- (10th of 21)	-
– Preferred Stock	-	-	BB (12th of 21)	-
Regulatory Framework
Our insurance subsidiaries are subject to regulation and supervision by applicable insurance regulators, statutes and regulations in the jurisdictions in which they operate, including the U.S., Bermuda, Canada and the Cayman Islands.
In the U.S., ANGI’s insurance subsidiaries operate our annuities, P&C and life insurance businesses, along with Argo, which operates our P&C business. Our businesses in the U.S. are subject to regulation and supervision by applicable insurance regulators, statutes and regulations.

Our Bermuda subsidiaries that are registered under the Bermuda Insurance Act are subject to, and must comply with, all applicable Bermuda law, including the Bermuda Insurance Act and are subject to regulation and supervision by the BMA.
We also operate our annuities business in Canada and are licensed in the Cayman Islands. Our Canadian PRT business, operating through BAC, is subject to regulation and supervision by the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”), and must comply with all applicable Canadian law and federal, provincial and territorial insurance statutes and regulations. Our licensed Cayman Islands subsidiaries are subject to regulation and supervision by CIMA and compliance with all applicable Cayman Islands’ laws, including Cayman Islands’ insurance statutes, regulations and CIMA published policies, procedures and guidance.
A summary of certain of the laws, regulations and frameworks to which we are currently subject is set forth below.
Bermuda
The Bermuda Insurance Act regulates the insurance business of Bermuda insurance entities and provides that no person may carry on any insurance business in or from within Bermuda unless registered as an insurer under such act by the BMA. The BMA is required by the Bermuda Insurance Act to determine whether the applicant is a fit and proper body to be engaged in the insurance business and, in particular, whether it has, or has available to it, adequate knowledge and expertise to operate an insurance business.
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
NER Ltd. is registered under the Bermuda Insurance Act, as a Class E insurer, to carry on long-term business, generally defined to include life, annuity and accident and health insurance where such contracts are in effect for over five years. Class E is the license class for long-term insurers and reinsurers with total assets of more than $500 million that are not registrable as a single-parent or multi-owner long-term captive insurer or reinsurer. NER Ltd. is not licensed to conduct general business, generally defined to include insurance business that is not long-term or special purpose business, and has not sought authorization as reinsurer in any state or jurisdiction of the U.S.
Freestone Re Ltd. is a wholly owned subsidiary, and affiliated reinsurer, of ANGI, and is registered under the Bermuda Insurance Act, as a Class C insurer, to carry on long-term business. Class C is the license class for long-term insurers and reinsurers with total assets of less than $250 million that are not registrable as a single-parent or multi-owner long-term captive insurer or reinsurer.
Argo Re Ltd. is registered under the Bermuda Insurance Act to carry on general business as a Class 4 insurer. Class 4 is the license class for general business insurers and reinsurers with total statutory capital and surplus of not less than $100,000,000. Argo Re Ltd. is not licensed to conduct long-term business and has not sought authorization as reinsurer in any state or jurisdiction of the U.S.
Each of NER Ltd., and Freestone Re Ltd., is committed to appropriately responding to all matters that involve sanctions and proliferation matters, including pursuant to the Bermuda International Sanctions Act 2003 and accompanying regulations.

If any person in Bermuda knows or suspects, or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering, or is involved with terrorism or terrorist financing and the information for that knowledge or suspicion came to their attention in the course of business or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to the Financial Intelligence Agency of Bermuda, the Financial Sanctions Implementation Unit or other relevant authorities as applicable. If any of our Bermuda entities were determined by Bermuda authorities to be in violation of the Proceeds of Crime Act 1997 and/or the Anti-Terrorism (Financial and Other Measures) Act 2004 or under any applicable sanctions regime, that entity could be subject to substantial criminal penalties and/or administrative fines.
Minimum Paid Up Share Capital
The Bermuda Insurance Act requires each insurer which has a share capital to maintain a minimum amount paid up on such share capital.
Class E and Class C insurers such as NER Ltd. and Freestone Re Ltd. are required to maintain fully paid-up share capital of at least $250,000.
Class 4 insurers such as Argo Re Ltd. are required to maintain fully paid-up share capital of at least $1,000,000.
Minimum Solvency Margins and ECR
The Bermuda Insurance Act provides that the value of the statutory assets of an insurer must exceed the value of its statutory liabilities by an amount greater than its prescribed minimum margin of solvency (“MSM”). The Bermuda Insurance Act further provides that an insurer must maintain statutory economic capital and surplus of an amount that is equal to or exceeds the value of the enhanced capital requirement as prescribed by the Bermuda Insurance Act (“ECR”).
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
The MSM a Class E insurer such as NER Ltd. is required to maintain with respect to its long-term business is the greater of (i) $8 million, (ii) 2% of the first $500 million of assets plus 1.5% of applicable assets above $500 million or (iii) 25% of the ECR, as reported at the end of the relevant year.
The MSM that must be maintained by a Class C insurer such as Freestone Re Ltd. with respect to its long-term business is the greater of (i) $500,000, (ii) 1.5% of assets or (iii) 25% of the ECR, as reported at the end of the relevant year.
The MSM that must be maintained by a Class 4 insurer such as Argo Re Ltd. with respect to its general business is the greater of (i) $100 million, (ii) 50% of net premiums written (with a credit for reinsurance ceded not exceeding 25% of Gross Premium Written), (iii) 15% of net losses and loss adjustment expenses provisions and other insurance reserves or (iv) 25% of the ECR, as reported at the end of the relevant year.
The BMA has embedded an economic balance sheet framework (“EBS Framework”) as part of the Bermuda solvency capital requirement as prescribed by the Bermuda Insurance Act (“BSCR”) that forms the basis for an insurer’s ECR. The premise underlying the EBS Framework is the idea that assets and liabilities should be valued on a consistent economic basis. Under the EBS Framework there are two solvency calculations a commercial insurer must: (i) have total statutory capital and surplus, as reported on the insurer’s statutory balance sheet, greater than its MSM; and (ii) maintain available statutory economic capital and surplus to an amount that is equal to or exceeds the value of its ECR.

A commercial insurer’s ECR is established by reference to the corresponding BSCR model or an approved internal capital model. The BSCR model provides a method for determining an insurer’s capital requirements (statutory economic capital and surplus) by taking into account the risk characteristics of different aspects of the insurer’s business. The BSCR formula establishes capital requirements for fifteen categories of risk: fixed income investment risk, equity investment risk, long-term interest rate/liquidity risk, currency risk, concentration risk, credit risk, operational risk, charge for capital adjustment and seven categories of long-term insurance risk. For each category, the capital requirement is determined by applying factors to asset, premium, reserve, creditor, probable maximum loss and operation items, with higher factors applied to items with greater underlying risk and lower factors for less risky items.
Certain notifications must be given to the BMA in the event that an insurer fails to meet its solvency requirements. More specifically, where the MSM is not met, the insurer must immediately notify the BMA of such occurrence and within 14 days of such notification furnish the BMA with a written report containing the particulars of (a) the circumstances leading to the failure; and (b) a plan detailing the manner, specific actions to be taken and time frame in which the insurer intends to rectify the failure. In addition, the insurer may not declare or pay any dividend until the failure is rectified.
Similarly, where an insurer has failed to meet its ECR it must immediately notify the BMA in writing and within 14 days of such notification file with the BMA a written report containing particulars of (x) the circumstances leading to the failure and (y) a plan detailing the manner, specific actions to be taken and time within which the insurer intends to rectify the failure. Within 45 days of becoming aware of the failure to furnish the BMA with (i) unaudited statutory economic balance sheets and unaudited interim financial statements prepared in accordance with U.S. GAAP covering such periods as the BMA may require, (ii) capital and solvency return reflecting an enhanced capital requirement prepared using post failure data where applicable, (iii) long-term business solvency certificate in respect of those statements where applicable and (iv) the opinion of an approved actuary in relation to line 27C of the statutory economic balance sheet where applicable. In addition, the insurer may not declare or pay any dividend until the failure is rectified.
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
Eligible Capital
To enhance the BMA’s ability to assess the quality of an insurer’s capital resources, Class C, Class E, and Class 4 insurers, amongst others, are required to disclose the composition of their capital in alignment with the ‘3-tiered eligible capital system’ framework. Under this system, an insurer’s capital instruments are classified as either basic or ancillary capital and subsequently assigned to one of three tiers based on their “loss absorbency” characteristics. Tier 1 Capital represents the highest-quality capital, while Tier 2 and Tier 3 Capital are considered of progressively lower quality. The framework imposes specific limits on Tier 1, Tier 2, and Tier 3 Capital that may be applied toward satisfying the insurer’s MSM and ECR.
The eligibility criteria for capital instruments to qualify as Tier 1, Tier 2, or Tier 3 Capital are outlined in the Insurance (Eligible Capital) Rules 2012 and its subsequent amendments. Notably, until January 1, 2026, the rules permit the inclusion of certain capital instruments that do not fully meet the standard requirements—such as being non-redeemable or capable of being settled only through the issuance of an instrument of equal or higher quality in the event of, or to prevent, a breach of the ECR—within the eligible capital framework.

Cancellation of Insurer’s Registration
An insurer’s registration may be canceled at the request of the insurer, or by the BMA on certain grounds specified in the Bermuda Insurance Act, including, but not limited to, where: (i) it is shown that false, misleading or inaccurate information has been supplied to the BMA by an insurer or on its behalf for the purposes of any provision of the Bermuda Insurance Act, (ii) it is shown that two years have elapsed since the date of registration of the insurer and the insurer has not commenced carrying on business, (iii) an insurer has ceased to carry on business, (iv) an insurer has persistently failed to pay fees due under the Bermuda Insurance Act, (v) an insurer has been shown not to have complied with a condition attached to its registration or with a requirement under the Bermuda Insurance Act, (vi) an insurer is convicted of an offence against a provision of the Bermuda Insurance Act, (vii) an insurer is, in the opinion of the BMA found not to have been carrying on business in accordance with sound insurance principles or (viii) any of the minimum criteria for registration under the Bermuda Insurance Act is not or will not have been fulfilled.
Public Disclosure
Commercial insurers are required to prepare a financial condition report, which will be comprised of an electronic version and a printed version, and will be filed with the BMA on or before the filing date that is four months after the insurer’s financial year end. The financial condition report shall provide particulars of the following matters: (a) business and performance; (b) governance structure; (c) risk profile; (d) solvency valuation; (e) capital management; and (f) subsequent event.
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
Fit and Proper Controllers
The BMA maintains supervision over the “controllers” of all registered insurers in Bermuda. For these purposes, a “controller” includes (i) the managing director of the registered insurer or its parent company, (ii) the chief executive of the registered insurer or of its parent company, (iii) a shareholder controller and (iv) any person in accordance with whose directions or instructions the directors of the registered insurer or its parent company are accustomed to act.
The definition of shareholder controller is set out in the Bermuda Insurance Act but generally refers to (i) a person who holds 10% or more of the shares carrying rights to vote at a shareholders’ meeting of the registered insurer or its parent company, (ii) a person who is entitled to exercise 10% or more of the voting power at any shareholders’ meeting of such registered insurer or its parent company or (iii) a person who is able to exercise significant influence over the management of the registered insurer or its parent company by virtue of its shareholding or its entitlement to exercise, or control the exercise of, the voting power at any shareholders’ meeting.
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

The BMA may file a notice of objection to any person or entity who has become a controller of any category when it appears that such person or entity is not, or is no longer, fit and proper to be a controller of the registered insurer. Before issuing a notice of objection, the BMA is required to serve upon the person or entity concerned a preliminary written notice stating the BMA’s intention to issue formal notice of objection. Upon receipt of the preliminary written notice, the person or entity served may, within 28 days, file written representations with the BMA which shall be taken into account by the BMA in making its final determination. Any person or entity who continues to be a controller of any description after having received a notice of objection is guilty of an offense and liable on summary conviction to a fine of $25,000 (and a continuing fine of $500 per day for each day that the offense is continuing) or, if convicted on indictment, to a fine of $100,000 and/or two years in prison.
Notification of Material Changes
All registered insurers are required to give notice to the BMA of their intention to effect a material change within the meaning of the Bermuda Insurance Act. For the purposes of the Bermuda Insurance Act, the following changes are material: (i) the transfer or acquisition of insurance business, including portfolio transfers or corporate restructurings, pursuant to a court-approved scheme of arrangement under Section 25 of the Bermuda Insurance Act or section 99 of the Bermuda Act, (ii) the amalgamation with or acquisition of another firm, (iii) engaging in unrelated business that is retail business, (iv) the acquisition of a controlling interest in an undertaking that is engaged in non-insurance business which offers services and products to persons who are not affiliates of the insurer, (v) outsourcing all or substantially all of the company’s actuarial, risk management, compliance or internal audit functions, (vi) outsourcing all or a material part of an insurer’s underwriting activity, (vii) the transfer other than by way of reinsurance of all or substantially all of a line of business, (viii) the expansion into a material new line of business, (ix) the sale of an insurer, and (x) outsourcing of an “officer” role, as such term is defined by the Bermuda Insurance Act.
A commercial insurer may not take any steps to give effect to a material change unless they have first served notice on the BMA that they intend to effect such material change and before the end of 30 days, either the BMA has notified the insurer in writing that the BMA has no objection to such change or that period has lapsed without the BMA having issued a notice of objection.
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
If it appears to the BMA that there is a risk of an insurer becoming insolvent, or that it is in breach of the Bermuda Insurance Act or any conditions imposed upon its registration, the BMA may, among other things, direct the insurer (i) not to take on any new insurance business, (ii) not to vary any insurance contract if the effect would be to increase its liabilities, (iii) not to make certain investments, (iv) to liquidate certain investments, (v) to maintain or transfer to the custody of a specified bank, certain assets, (vi) not to declare or pay any dividends or other distributions or to restrict the making of such payments, (vii) to limit its premium income, (viii) not to enter into any specified transaction with any specified persons or persons of a specified class, (ix) to provide the BMA with such financial information regarding the insurer as the BMA may request, (x) to obtain the opinion of an actuary loss reserve specialist for submission to the BMA, and (xi) to remove a controller or officer.

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

The insurance business of a commercial insurer must be directed and managed from Bermuda (i.e., such insurer must maintain a head office in Bermuda) and, in determining whether the insurer complies with this requirement the BMA shall consider, the following factors, among other things: (a) where the underwriting, risk management and operational decision-making of the insurer occurs, (b) whether the presence of senior executives who are responsible for and involved in the decision-making related to the insurance business of the insurer is located in Bermuda and (c) where meetings of the board of directors of the insurer occur. Notwithstanding the considerations set out above, the BMA may also have regard to the following matters: (i) the location where management of the insurer meets to effect policy decisions of the insurer, (ii) the residence of the officers, insurance managers or employees of the insurer and (iii) the residence of one or more directors of the insurer in Bermuda.
Codes of Conduct
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
Insurance Agents are subject to the insurance brokers and insurance agents code of conduct, as amended, which establish duties, requirements and standards such that business operations are conducted in a sound and prudent manner.
Recovery Planning
Beginning May 1, 2025, the BMA will require a recovery plan to be compiled by every insurer that is assessed to be economically important, systematically significant or at risk of posing a threat to the financial stability of Bermuda should they fail. In assessing if an insurer is economically important or if its failure could pose a threat to the financial stability of Bermuda, the BMA will take into consideration (i) the class of registration, (ii) size of market share, (iii) external and internal interconnectedness, (iv) complexity, (v) business model, (vi) risk profile, (vii) suitability, and (viii) the cross-border activities of the insurer.
The recovery plan can be described as a living document which should be periodically tested for ongoing effectiveness. Areas for further improvement should be identified along with an outline of a schedule to address them.
Recovery planning should be integrated into the insurer’s ERM framework. An insurer is required to review and update its recovery plan at least once every three years, or when there is a material change in the financial position, strategy, business or risk profile of the insurer. The recovery plan should be filed with the BMA within 30 days of being updated.

Exchange Control
The permission of the BMA is required, pursuant to the provisions of the Exchange Control Act 1972 and related regulations, for all issuances and transfers of shares of Bermuda companies to or from a non-resident of Bermuda for exchange control purposes, other than in cases where the BMA has granted permission. The BMA, in its notice to the public dated June 1, 2005, granted a general permission on which we intend to rely, for the issue and subsequent transfer of securities of a Bermuda company from and/or to a non-resident of Bermuda for exchange control purposes in a number of circumstances, including for so long as any shares of the company that entitle the holder to vote for or appoint one or more directors of the company are listed on an “Appointed Stock Exchange” (which includes the NYSE and the TSX).
PIPA
In January 2025, the Personal Information Protection Act 2016 (“PIPA”) came into effect. PIPA regulates the use of personal information to protect the privacy of individuals and compliance with PIPA is under the auspices of the Privacy Commissioner who is appointed by the Governor of Bermuda (the “Privacy Commissioner”). PIPA applies to every organization (any individual, entity or public authority including a Bermuda insurer) that uses personal information in Bermuda. All organizations, with some exceptions, will be required to comply with PIPA’s “minimum requirements”. In addition, subject to certain exceptions, an organization shall provide individuals with a clear and easily accessible statement about certain specified aspects of the organization’s practices and policies with respect to its use of personal information.
PIPA imposes certain personal information use rules, limitations, prohibitions and other prescriptions upon organizations. Those include, among others: the prohibition on collecting, using and maintaining any personal information that is excessive to the purposes that the personal information was lawfully and reasonably collected for; and, the prohibition on retaining any personal information for any longer than is necessary for the purpose it was collected for. PIPA also imposes a range of administrative and operational requirements on organizations, which include, among others: the appointment of a privacy officer, the adoption of suitable measures and polices to give effect to the organization’s compliance with PIPA, ensuring that all personal information is appropriately safeguarded from the harms addressed in PIPA, and the prohibition from exporting any personal information to overseas third parties unless the export allowance criteria stipulated in PIPA can be satisfied. Insurance companies and intermediaries are also expressly required to comply with PIPA in accordance with the Cyber Code.
The Office of the Privacy Commissioner for Bermuda has broad powers of investigation, dispute resolution, compliance oversight and to take remedial or punitive action against organizations under PIPA. Under PIPA, individuals who have been financially or emotionally harmed by an organization’s failure to comply with PIPA are authorized to bring claims for damages against an organization for such failures. In addition to enforcement actions undertaken by the Privacy Commissioner and by individuals under PIPA, the Bermuda Government’s Department of Public Prosecutions can also bring actions against organizations and individuals for any offenses related to PIPA.
Bermuda ESA
In December 2018, the Bermuda ESA came into effect. Under the provisions of the Bermuda ESA, every Bermuda registered entity, other than an entity which is resident for tax purposes in certain jurisdictions outside of Bermuda, that carries on as a business any one or more “relevant activities” referred to in the Bermuda ESA must satisfy economic substance requirements by maintaining a substantial economic presence in Bermuda. Under the Bermuda ESA, insurance or holding entity activities (both as defined in the Bermuda ESA and Economic Substance Regulations 2018) are relevant activities. To the extent that the Bermuda ESA applies to any of our entities registered in Bermuda, we will be required to demonstrate how we have complied with economic substance requirements by filing an annual economic substance declaration with the Registrar of Companies in Bermuda.

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
Cayman Islands
The Cayman Insurance Act regulates the insurance business of our Cayman Islands reinsurance subsidiary, NER SPC, and provides that no person may carry on any insurance business in or from within the Cayman Islands unless that person holds a license issued by CIMA. CIMA is required by the Cayman Insurance Act to determine whether the business to which the application for a license relates would be carried on by persons who are fit and proper persons to be directors or officers of the licensee and, in particular, whether such persons have the adequate knowledge and expertise as CIMA considers appropriate to conduct their respective functions. See below under the heading “— Fit and Proper Requirements”.
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
Categories of Insurance Licenses
There are four main categories of insurance licenses: (a) Class A (domestic) insurers; (b) Class B (captives); (c) Class C (cat-bond or special purpose insurers); and (d) Class D (reinsurers).
NER SPC currently holds a class D license. A class D insurer may carry on reinsurance business and any such other business as may be approved by CIMA.
Cayman ESA
The Cayman ESA initially came into operation on January 1, 2019. Under the provisions of the Cayman ESA, a Cayman Islands relevant entity, an overseas company, a limited liability company, a limited liability partnership, a foreign limited partnership, an exempted limited partnership and a partnership (other than a local partnership) that carries on as a business activity any one or more of the nine “relevant activities” referred to in the Cayman ESA must satisfy economic substance test by maintaining a substantial economic presence in the Cayman Islands.

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
A relevant entity failing to satisfy the economic substance test may be subject to monetary penalties and to an order from the Grand Court upon receipt of an application from the relevant registrar (i.e., in the case of a company, the registrar of companies) for subsequently failing to satisfy the economic substance test for consecutive financial reporting periods.
Canada
BAC is governed by the ICA. The ICA is administered, and activities of BAC are supervised, by OSFI, the primary regulator of Canadian federal financial institutions.
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
Investment Powers
Under the ICA, BAC must maintain a prudent portfolio of investments and loans, subject to certain overall limitations on the amount it may invest in certain classes of investments. Additional restrictions (and in some cases, the need for regulatory approvals) limit the type of investment that BAC can make in excess of 10% of the voting rights or 25% of the equity of a body corporate, or in excess of 25% of the ownership interests of an unincorporated entity.
Restrictions on Shareholder Dividends and Capital Transactions
The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing an insurance company does not have adequate capital and adequate and appropriate forms of liquidity, or declaration or the payment of the dividend would cause the insurance company to be in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the company by OSFI. The ICA also requires an insurance company to notify OSFI of the declaration of a dividend at least 15 days prior to the date fixed for its payment. There is no current intention that BAC will pay dividends.
The ICA also prohibits the purchase for cancellation of shares issued by an insurance company or the redemption of redeemable shares or other similar capital transactions, if there are reasonable grounds for believing that the company does not have, or the payment would cause the company not to have, adequate capital or liquidity, or upon any direction made by the OSFI. Further, any redemption or purchase for cancellation of shares issued by an insurance company or similar capital transactions are prohibited without the prior approval of OSFI.

Constraints on Shares
The ICA contains restrictions on the purchase or other acquisition, issue, transfer and voting of the shares of BAC. Pursuant to these restrictions, no person is permitted to acquire any shares of BAC if the acquisition would cause the person to have a “significant interest” in any class of shares of BAC, unless the prior approval of the Minister of Finance (Canada) is obtained. In addition, BAC is not permitted to record in its securities register any transfer or issue of shares if the transfer or issue would cause the person to have a “significant interest” in BAC, without prior approval of the Minister of Finance (Canada).
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
Provincial/Territorial Insurance Regulation
In Canada, life insurance is also subject to regulation and supervision in each province and territory in Canada. Provincial/territorial insurance regulation is primarily concerned with market conduct matters, the rights and obligations under insurance contracts, and the licensing and oversight of insurance intermediaries. In addition to those regulations, guidelines adopted by the Canadian Life and Health Insurance Association, of which BAC is a member may apply to several aspects of BAC’s business and a failure to comply with such guidelines may give rise to regulatory and reputational risk.
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
Holding Company Regulation
We are an insurance holding company system under the insurance laws of the states where we do business. Our insurance companies are organized in multiple U.S. jurisdictions. Insurance holding company system laws and regulations in such states generally require periodic reporting to state insurance regulators of various business, enterprise risk management, corporate governance, and financial matters, as well as advance notice to, and in some cases approval by, such regulators prior to certain transactions between insurers and their affiliates. These laws also generally require regulatory approval prior to the acquisition of a controlling interest in an insurance company. These requirements may deter or delay certain transactions considered desirable by management or our stockholders. The NAIC’s Insurance Holding Company System Regulatory Act and the Insurance Holding Company System Model Regulation (together, the “Holding Company Models”), versions of which have been enacted by all of the states in the United States in which we have domestic insurers, generally require registration and periodic reporting by insurance companies that are licensed in such jurisdictions and are controlled by other entities. They also require periodic disclosure concerning the entity that controls the registered insurer and the other companies in the holding company system and place limitations on, and require prior approval of, intercompany transactions, including transfers of assets and certain payments of dividends or distributions.
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
Pursuant to state insurance laws, we establish statutory reserves, which are reported as liabilities in the separate standalone statutory-basis financial statements of our U.S. insurance subsidiaries, and which generally differ from future policy benefits determined using U.S. GAAP on our respective policies. These statutory reserves are established in amounts sufficient to meet policy and contract obligations, when taken together with expected future premiums and interest at prescribed rates.
Insurance Reserves
State insurance laws require life and property and casualty insurers to annually analyze the adequacy of statutory reserves. Our appointed actuaries must submit opinions annually for our insurance companies that policyholder and claim reserves are adequate.
Risk-Based Capital and Solvency Requirements
The NAIC has a formula for analyzing capital levels of insurance companies called Risk-Based Capital (“RBC”). The RBC formula has minimum capital thresholds that vary with the size and mix of a company’s business and assets. It is designed to identify companies with capital levels that may require regulatory attention. As of December 31, 2024, the capital level of each of our U.S. insurance company subsidiaries exceeded 300% of their respective Authorized Control Levels, the minimum RBC requirement before any action level is triggered or considered. Every state in the United States has adopted, in substantial part, the RBC Model Law promulgated by the NAIC that allows states to act upon the results of RBC ratio calculations and provides four incremental levels of regulatory action regarding insurers whose RBC ratio calculations fall below specific thresholds. Those levels of action range from the requirement to submit a plan describing how an insurer would regain a specified RBC ratio to a mandatory regulatory takeover of the company.

Risk Management and ORSA
State insurance laws enacted in nearly all U.S. states require insurers that exceed specified premium thresholds to maintain a framework for managing the risks associated with their entire holding company group, including non-insurance companies. In addition, these laws require that, at least annually, the insurer must prepare a summary report (the “ORSA Report”) regarding its internal assessment of risk management and capital adequacy for the entire holding company group. The ORSA Report is filed on a confidential basis, with the insurance holding company group’s lead regulator and made available to other domiciliary regulators within the holding company group.
Securities Regulation
The sale and administration of variable life insurance and variable annuities are subject to extensive regulation at the federal and state level, including by the SEC and the Financial Industry Regulatory Authority (“FINRA”). Our variable annuity contracts and variable life insurance policies, other than group unallocated, were issued through separate accounts that are registered with the SEC as investment companies under the Investment Company Act of 1940. Each registered separate account is generally divided into sub-accounts, each of which invests in an underlying mutual fund that is itself a registered investment company under such act. In addition, the variable annuity contracts and variable life insurance policies issued by the separate accounts generally are registered with the SEC under the U.S. Securities Act. The U.S. federal and state regulatory authorities and FINRA, from time to time, make inquiries and conduct examinations regarding our compliance with securities and other laws and regulations.
Suitability
FINRA rules require broker-dealers selling variable insurance products to determine that transactions in such products are “suitable” to the circumstances of the particular customer. In addition, most states have enacted the NAIC’s Suitability in Annuity Transactions Model Regulation that, in adopting states, places suitability responsibilities on insurance companies in the sale of fixed and indexed annuities, including responsibilities for training agents. The NAIC has adopted revisions to this model regulation that would further elevate the standard of care for annuity sales and align it with the SEC’s Regulation Best Interest. Several states have either adopted the model regulation or are considering adopting the model regulation. We anticipate that the revised model will be adopted in some form by one or more of the states in which we do business. New York has already taken further action, through the adoption by the New York State Department of Financial Services (“NYDFS”) of a regulation that requires in part that life insurance policies and annuity contracts delivered or issued for delivery in New York be in the best interest of the consumer.
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

States have also been actively legislating in the area of data privacy and data protection. For example, the California Consumer Privacy Act of 2018 as amended by the Consumer Privacy Rights Act (collectively the “CCPA”) gives California residents, including employees, expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used by requiring covered businesses to provide enhanced customer disclosure about how a business collects and uses personal data, how such data is used in business processes, and with and to whom customer data is shared or sold. The CCPA also established a regulatory agency, the California Privacy Protection Agency (“CPPA”) to issue regulations and enforce these requirements. Information that is collected, processed, sold or disclosed pursuant to the California Financial Information Privacy Act, GLB, the federal Fair Credit Reporting Act (“FCRA”), HIPAA, or the federal Driver’s Privacy Protection Act are exempted, but the definition of “personal information” in the CCPA is broad and may encompass other information that we maintain in our California business beyond that excluded under GLB, FCRA, HIPAA, the Driver’s Privacy Protection Act, or the California Financial Information Privacy Act exemption. In 2024, the CPPA issued draft regulations covering cybersecurity audits, risk assessments, and automated decision making technology which, if finalized, may impact our information practices. More than a dozen other states have adopted comprehensive privacy laws like California. For example, on March 2, 2021, Virginia enacted the Virginia Consumer Data Protection Act. On June 8, 2021, Colorado passed the Colorado Privacy Act. These state laws give certain consumers data protections rights including the right to opt-out of processing their personal data, the right to delete information, and the right to correct information.
Federally, there are bi-partisan efforts aimed at adopting a federal data protection and privacy law, to which we may become subject if enacted. We anticipate further efforts at the federal and state levels to strengthen the protection of consumer information, and such efforts will continue to have a significant impact on our information practices.
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
Cybersecurity
In recent years, millions of consumers and businesses have been impacted by data breaches of companies in various industries, increasing the regulatory focus on consumer information protection and data privacy. On August 28, 2017, New York became the first state to adopt minimum cybersecurity standards for certain financial institutions. NYDFS requires financial institutions authorized to do business under New York banking, insurance or other financial services laws, including certain of our subsidiaries, to develop a cybersecurity program and policy based on an assessment of the institution’s cybersecurity risks, designate a Chief Information Security Officer, maintain written policies and procedures with respect to third-party service providers, limit who has access to data or systems, use qualified cybersecurity personnel to manage cybersecurity risks, notify NYDFS of a cybersecurity event within seventy-two hours, maintain a written incident response plan, and provide NYDFS with an annual certification of compliance. NYDFS amended its cybersecurity regulations on November 1, 2023 for all covered entities, increasing the requirements for cybersecurity programs, such as additional board reporting, an asset inventory requirement, and business continuity disaster recovery plans.

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
Anti-Money Laundering
Federal law and regulations require us to take certain steps to help prevent and detect money laundering activities. The USA PATRIOT Act of 2001 contains anti-money laundering and financial transparency requirements applicable to certain financial services companies, including insurance companies. The Bank Secrecy Act requires insurers to implement a risk-based compliance program to detect, deter and (in some cases) report financial or other illicit crimes including, but not limited to, money laundering and terrorist financing. OFAC administers and enforces economic and trade sanctions. For certain transactions, an insurer may be required to search policyholder, agent, vendor and employee databases for specially designated nationals or suspected terrorists, in order to comply with OFAC obligations.
Healthcare Regulation
We are subject to various conditions and requirements of the Patient Protection and Affordable Care Act of 2010 (the “Healthcare Act”). The Healthcare Act affects the small blocks of business we have offered or acquired over the years that are, or are deemed to be, health insurance. The Healthcare Act also influences the design of products sold by our health insurance channel, which may influence consumer acceptance of such products and the cost of monitoring compliance with the Healthcare Act. Moreover, the Healthcare Act affects the benefit plans we sponsor for employees, retirees and their dependents, our expense to provide such benefits, our tax liabilities in connection with the provision of such benefits, and our ability to attract or retain employees. Any repeal, replacement or amendment of the Healthcare Act, or judicial decisions impacting the Healthcare Act, could have similar effects on us.
Climate
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
Other
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
_________________________
(1)Jurisdiction of formation is the Province of Ontario, Canada. Brookfield Corporation holds, directly or indirectly, all of our class C shares, giving it the residual economic interest in our company.
(2)Holders of our class B shares, all of which are held through the BNT Trust, are entitled to elect half of our board and approve all other matters requiring shareholder approval.
(3)Jurisdiction of incorporation is Bermuda. All subsidiaries of our company are 100% owned directly or indirectly by our company.
(4)Jurisdiction of incorporation is Bermuda.
(5)Jurisdiction of formation is the State of Delaware, United States.
Our company
Brookfield Wealth Solutions Ltd. was incorporated on December 10, 2020 under the Bermuda Act as an exempted company limited by shares. Our company is focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions. Through our operating subsidiaries, we offer a broad range of insurance products and services, including annuities, personal and commercial property and casualty insurance, and life insurance. In doing so, we seek to match our liabilities with a portfolio of high-quality investments in order to generate attractive, risk-adjusted returns within our business. We leverage our relationship with Brookfield in order to source new business and deploy our capital in assets that are tailored to our investment needs. Our relationship with Brookfield provides us with access to a diverse mix of leading alternative investment strategies that we believe are well-suited for this purpose.
Our head and registered office as well as our principal executive offices are located at Ideation House, First Floor, 94 Pitts Bay Road, Pembroke HM08 Bermuda, and our telephone number is +1 (441) 405-7811. The class A-1 exchangeable shares were listed on the NYSE and the TSX under the symbol “BNRE.A” until they were delisted from both exchanges effective August 29, 2024 after giving effect to our company’s redesignation of all of its class A-1 exchangeable shares into class A exchangeable shares on August 29, 2024.

The class A exchangeable shares are listed on the TSX and the NYSE under the symbol “BNT”.
Each exchangeable share is structured with the intention of providing an economic return equivalent to one Brookfield Class A Share. As such, we refer to our company as a “paired entity” to Brookfield Corporation because (A) each exchangeable share (i) is exchangeable at the option of the holder for one Brookfield Class A Share or its cash equivalent (the form of payment to be determined at the election of Brookfield Corporation), plus all unpaid distributions, if any, subject to certain limitations as more fully described in this Form 20-F, and (ii) receives distributions at the same time and in the same amounts as dividends on the Brookfield Class A Shares as more fully described in Item 10.B “Memorandum and Articles of Association”, and (B) Brookfield Corporations owns, directly or indirectly, 100% of our class C shares. We therefore expect that the market price of our exchangeable shares should be impacted by the market price of the Brookfield Class A Shares and the business performance of Brookfield Corporation. However, there are certain material differences between the rights of holders of exchangeable shares and holders of the Brookfield Class A Shares under the governing documents of our company and Brookfield Corporation and applicable law, such as the right of holders of exchangeable shares to request an exchange of their exchangeable shares for an equivalent number of Brookfield Class A Shares or its cash equivalent (the form of payment to be determined at the election of Brookfield Corporation), the redemption right of our company, subject to the consent of Brookfield Corporation, and the right of Brookfield Corporation to require us to commence a liquidation of the company upon the occurrence of certain events. These material differences are described in the section entitled Item 10.B “Memorandum and Articles of Association”.
Brookfield Corporation
Brookfield Corporation is focused on deploying its capital on a value basis and compounding it over the long term. This capital is allocated across its three core pillars of alternative asset management, wealth solutions and its operating businesses. Employing a disciplined investment approach, Brookfield Corporation leverages its deep expertise as an owner and operator of real assets, as well as the scale and flexibility of capital, to create value and deliver strong risk-adjusted returns across market cycles.
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

	Brookfield Class A Shares
	High (C$)	Low (C$)	Volume
2025
January 1, 2025 – March 25, 2025	90.69	70.16	97,848,566

2024
January 1, 2024 – March 31, 2024	58.36	50.48	110,183,403
April 1, 2024 – June 30, 2024	61.60	52.77	119,142,243
July 1, 2024 – September 30, 2024	73.11	56.02	106,468,932
October 1, 2024 – December 31, 2024	87.65	70.75	104,002,120

2023
January 1, 2023 – March 31, 2023	51.50	38.92	123,708,260
April 1, 2023 – June 30, 2023	45.31	40.47	111,014,448
July 1, 2023 – September 30, 2023	48.95	42.24	103,362,811
October 1, 2023 – December 31, 2023	54.21	40.07	94,963,115

2022
January 1, 2022 – March 31, 2022	62.38	54.03	109,366,400
April 1, 2022 – June 30, 2022	59.31	45.26	102,275,231
July 1, 2022 – September 30, 2022	55.59	45.18	94,430,318
October 1, 2022 – December 31, 2022(1)	51.41	42.02	132,625,648
_________________________
(1)On December 9, 2022, Brookfield Corporation (formerly Brookfield Asset Management Inc.) completed the public listing and distribution of a 25% interest in its asset management business, through BAM by way of a plan of arrangement. The transactions contemplated by the Brookfield Arrangement resulted in the division of Brookfield Asset Management Inc. into two publicly traded companies – Brookfield Corporation and BAM.

The Brookfield Class A Shares are listed and posted for trading on the NYSE under the symbol “BN”. The following table sets forth the price ranges and trading volumes of the Brookfield Class A Shares as reported by the NYSE for the periods indicated, in U.S. dollars:

	Brookfield Class A Shares
	High ($)	Low ($)	Volume
2025
January 1, 2025 – March 25, 2025	62.78	48.59	152,199,048

2024
January 1, 2024 – March 31, 2024	43.17	38.59	102,243,041
April 1, 2024 – June 30, 2024	45.11	38.18	236,781,375
July 1, 2024 – September 30, 2024	54.29	40.82	173,839,515
October 1, 2024 – December 31, 2024	62.44	52.08	109,573,700

2023
January 1, 2023 – March 31, 2023	38.48	28.25	176,995,430
April 1, 2023 – June 30, 2023	33.78	29.85	129,280,853
July 1, 2023 – September 30, 2023	36.22	31.13	143,558,488
October 1, 2023 – December 31, 2023	41.05	28.84	182,152,025

2022
January 1, 2022 – March 31, 2022	50.88	40.77	140,055,759
April 1, 2022 – June 30, 2022	48.18	34.91	139,009,894
July 1, 2022 – September 30, 2022	44.05	32.79	115,327,436
October 1, 2022 – December 31, 2022(1)	38.72	30.08	224,077,847
_________________________
(1)On December 9, 2022, Brookfield Corporation (formerly Brookfield Asset Management Inc.) completed the public listing and distribution of a 25% interest in its asset management business, through BAM by way of a plan of arrangement. The transactions contemplated by the Brookfield Arrangement resulted in the division of Brookfield Asset Management Inc. into two publicly traded companies – Brookfield Corporation and BAM.
Significant Subsidiaries
The following table provides the name, the percentage of voting securities owned, or controlled or directed, directly or indirectly, by us, and the jurisdiction of incorporation, continuance, formation or organization of our significant subsidiaries as at December 31, 2024.

	Jurisdiction of Incorporation or Organization	Percentage of voting securities owned or controlled (%)
BAM Re Holdings Ltd.	Bermuda	100%
American National Group Inc.	Delaware	100%
4.D    PROPERTY, PLANT AND EQUIPMENT
Our company’s head and registered office is located at Ideation House, First Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda. Our company is a holding company and our material assets consist solely of interests in our operating subsidiaries. We do not directly own any real property. See also the information contained in this Form 20-F above under the heading “Risk Factors — Risks Relating to Our Operating Subsidiaries and Industry” and below under the heading “Operating and Financial Review and Prospects”.

ITEM 4A    UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (“MD&A”)
5.A    OPERATING RESULTS
Introduction
This management’s discussion and analysis (“MD&A”) covers the financial position as of December 31, 2024 and 2023 and the results of operations for the years ended December 31, 2024, 2023 and 2022. Unless the context requires otherwise, when used in this MD&A, the terms “we”, “us”, “our”, or the “Company” mean Brookfield Wealth Solutions Ltd., together with all of its subsidiaries and the term “Brookfield” means Brookfield Corporation, its subsidiaries and controlled companies and any investment fund sponsored, managed or controlled by Brookfield Corporation or its subsidiaries, and does not, for greater certainty, include us or Brookfield Oaktree Holdings, LLC and Oaktree Capital Holdings, LLC and its subsidiaries.
On September 4, 2024, the Company changed its name from Brookfield Reinsurance Ltd. to Brookfield Wealth Solutions Ltd. and, on September 6, 2024, changed its trading symbol from “BNRE” to “BNT”.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Forward-Looking Statements” within this Form 20-F.
The information in this MD&A should be read in conjunction with the consolidated financial statements prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022.
Overview of Our Business
Our company is an exempted company limited by shares incorporated under the laws of Bermuda on December 10, 2020. The Company holds a direct 100% ownership interest in BAM Re Holdings Ltd. (“BAM Re Holdings”), which holds the Company’s interest in its operating subsidiaries, North End Re Ltd. (“NER Ltd.”), North End Re (Cayman) SPC (“NER SPC”), Blumont Annuity Company (“BAC”, formerly Brookfield Annuity Company), American National Group Inc. (“ANGI”) and Argo Group International Holdings, Inc. (“Argo”).
In May 2024, American Equity Investment Life Holdings Company (“AEL”) became a wholly-owned subsidiary of BAM Re Holdings. Following the acquisition of AEL, American National Group, LLC (“American National”) completed a downstream merger with AEL. Subsequently, AEL changed its name to American National Group Inc. Following this merger, American National and AEL generally maintain independent insurance operations while sharing certain corporate and management activities. As such, we continue to make references, where applicable, to the operating results of American National and AEL separately in this MD&A. For further details of the Company’s acquisition of AEL and post-merger reorganization, see Note 16, “Acquisition” in the notes to the consolidated financial statements.
On March 11, 2025, our Company received approval from the Prudential Regulatory Authority and Financial Conduct Authority in the United Kingdom to begin participating directly in the United Kingdom’s pension risk transfer market through our indirect, wholly-owned subsidiary, Blumont Annuity Company UK Ltd.
Our company is focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions. Our business is presently conducted through our subsidiaries. The principal operating entities of the Company generally maintain their own independent management and infrastructure. Refer to the “Lines of Business” section within this MD&A for further details on our operating segments’ businesses.

As a result of the AEL acquisition, diversification in insurance offerings and overall strategic shift, the Company reorganized and changed its internal segments in a manner that caused the composition of its reporting segments to change in the second quarter of 2024. Our reporting segments have been realigned to: Annuities, Property and Casualty (“P&C”), Life Insurance and Corporate and Other. Previously, we reported our operations under the following segments: Direct Insurance, Reinsurance, and Pension Risk Transfer (“PRT”). The Company has restated all applicable comparative information.
Controls and Procedures
The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2024. Based on the evaluation conducted, it was concluded that our disclosure controls and procedures were effective. Excluded from the evaluation was internal control over financial reporting of AEL, for which control was acquired on May 2, 2024. There were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Key Financial Data
The following table presents key financial data of the Company:

AS OF AND FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2024	2023	2022
Total assets	$139,953	$61,643	$43,458
Net income	1,247	797	501
Adjusted Equity(1)	12,872	8,969	4,788
Distributable Operating Earnings(1)	1,374	745	388
__________________________
(1)Adjusted Equity and Distributable Operating Earnings are Non-GAAP measures. See “Reconciliation of Non-GAAP Measures”.

Operating Results and Financial Review
CONSOLIDATED RESULTS OF OPERATIONS
The following table summarizes the financial results of our business for the years ended December 31, 2024, 2023 and 2022:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2024	2023	2022
Net premiums	$8,267	$4,137	$3,011
Other policy revenue	781	413	224
Net investment income	4,264	1,809	978
Investment related gains (losses)	369	425	(80)
Net investment results from reinsurance funds withheld	422	128	280
Total revenues	14,103	6,912	4,413

Policyholder benefits and claims incurred	(8,162)	(3,939)	(2,852)
Interest sensitive contract benefits	(1,874)	(687)	(239)
Amortization of deferred policy acquisition costs, deferred sales inducements and value of business acquired	(1,237)	(632)	(371)
Change in fair value of insurance-related derivatives and embedded derivatives	234	41	(43)
Change in fair value of market risk benefits	(107)	166	152
Other reinsurance expenses	(26)	(21)	(13)
Operating expenses	(1,356)	(777)	(411)
Interest expense	(362)	(249)	(104)
Total benefits and expenses	(12,890)	(6,098)	(3,881)

Net income before income taxes	1,213	814	532
Income tax recovery (expense)	34	(17)	(31)
Net income	1,247	797	501
Less: non-controlling interests	(33)	(1)	(2)
Net income attributable to shareholders	$1,214	$796	$499
As a result of the acquisition of AEL and the increase in significance of certain accounts resulting from the consolidation of AEL, certain previously reported amounts have been reclassified to conform to the current financial statement presentation. These reclassifications had no impact on net income as reported in the statements of operations, as well as total assets, liabilities or equity in the statements of financial position.
2024 vs. 2023
For the year ended December 31, 2024, we reported net income of $1.2 billion, compared to a net income of $797 million in the prior year. The increase of $450 million is primarily driven by the contributions of Argo and AEL during the year, growth in our existing businesses and continued redeployment of capital into higher yielding investment strategies.
Net premiums and other policy revenue were $9.0 billion for the year ended December 31, 2024, compared to $4.6 billion in the prior year. The increase of $4.4 billion is primarily attributable to the contribution of policy revenue and net premiums from AEL and Argo respectively, growth in our PRT business and the amortization of a deferred gain arising from the ANGI reinsurance agreement. Please refer to Note 12, “Reinsurance” in the notes to the consolidated financial statements for additional information on the agreement.

Net investment income increased by $2.5 billion for the year ended December 31, 2024, relative to the prior year. Net investment income is comprised of interest and dividends earned on fixed income investments and equity investments, as well as other miscellaneous income from equity accounted investments primarily consisting of real estate partnerships and investment funds. The increase from the prior year was driven by the growth in our investment portfolio due to the contribution from Argo and AEL and continued rotation into higher yielding investment strategies.
Investment related gains decreased by $56 million for the year ended December 31, 2024, relative to the prior year. The decrease is primarily driven by realized losses on investments transferred as part of the ANGI reinsurance agreement partially offset by appreciation in our equity securities portfolio.
Net investment results from reinsurance funds withheld increased by $294 million for the year ended December 31, 2024 compared to the prior year. The increase is primarily driven by mark-to-market gains on embedded derivatives arising from our modified coinsurance reinsurance treaties, offset by reduced investment income from NER SPC, following the deemed settlement of a previously held reinsurance agreement between NER SPC and AEL as part of the AEL acquisition (See Note 16, “Acquisition” in the notes to the consolidated financial statements).
Interest sensitive contract benefits represent interest credited to policyholders’ account balances (“PAB”) from our investment contracts with customers, as well as amortization of deferred revenue. For the year ended December 31, 2024, the amount increased by $1.2 billion due to the assumption of AEL’s PAB liabilities.
Amortization of deferred policy acquisition costs, deferred sales inducements and value of business acquired (“VOBA”) were $1.2 billion for the year ended December 31, 2024, compared to $632 million in the prior year. The increase of $605 million was primarily driven by the amortization of VOBA arising from the acquisition of AEL.
Change in fair value of insurance-related derivatives and embedded derivatives represents the fair value change of call options used to fund the equity-indexed annuity and universal life contracts as well as the fair value change of embedded derivatives of these contracts. Fair value changes are impacted by the expected and actual performance of the indices the call options relate to as well as interest rates used to estimate our embedded derivatives. The increase of $193 million is attributable to movements in equity markets and interest rates.
Change in fair value of market risk benefits represents the mark-to-market movements of our liability based on the protection to the policyholder from capital market risks. The loss of $107 million for the year ended December 31, 2024 is primarily due to the effect of changes in assumptions, including the effect of our annual assumption unlocking in the third quarter of 2024, as well as movements in interest rates used in the valuation of these liabilities coupled with the assumption of AEL’s market risk benefit liabilities.
Other reinsurance expenses increased by $5 million. The increase is driven by increased ceded reinsurance exposures following the acquisition of AEL in the second quarter of 2024, partially offset by the reduced expenses from our reinsurance assumed businesses as a result of the deemed settlement of a previously held reinsurance agreement between NER SPC and AEL in the same quarter.
Operating expenses were $1.4 billion for the year ended December 31, 2024, compared to $777 million in the prior year, which represents an increase of $579 million. The increase was primarily driven by the contribution of expenses from Argo and AEL, as well as additional costs incurred to support the continued growth of our business.
Interest expense increased by $113 million for the year ended December 31, 2024 compared to the prior year. The increase is primarily driven by debt assumed and raised through our acquisition of AEL.
Distributable operating earnings (“DOE”) increased by $629 million to $1.4 billion for the year ended December 31, 2024. The increase was primarily driven by earnings contributions from Argo and AEL, coupled with new business wins and higher spread earnings.
2023 vs. 2022
For the year ended December 31, 2023, we reported net income of $797 million compared to a net income of $501 million in the prior year. The increase of $296 million is primarily due to growth in the business and redeployment of capital into higher yielding investments. We also benefited from the contribution by American National of full year earnings, as opposed to their partial year earnings in 2022, following the acquisition on May 25, 2022.

Net premiums and other policy revenue were $4.6 billion for the year ended December 31, 2023, compared to $3.2 billion in the prior year. The increase of $1.4 billion is primarily due to a higher number of PRT deals closed in 2023 including our first year of sales within our U.S. business, which contributed $1.0 billion of gross premiums.
Net investment income increased by $831 million for the year ended December 31, 2023, relative to the prior year. The increase in 2023 was driven by the growth in our investment portfolio and the rotation into higher yielding investment strategies.
We recorded $425 million of investment related gains for the year ended December 31, 2023, which represents an increase of $505 million over the prior year. The increase is primarily due to mark-to-market gains on equity securities of $372 million and short term investments of $262 million.
Net investment results from reinsurance funds withheld decreased by $152 million for the year ended December 31, 2023 compared to the prior year. The decrease is primarily driven by mark-to-market losses on embedded derivatives arising from our modified coinsurance reinsurance treaties.
Interest sensitive contract benefits represent interest credited to PAB from our investment contracts with customers, as well as amortization of deferred revenue. For the year ended December 31, 2023, the amounts increased by $448 million primarily driven by growth in the business as well as higher interest credited.
Amortization of deferred policy acquisition costs, deferred sales inducements and VOBA were $632 million for the year ended December 31, 2023, compared to $371 million in the prior year. The increase of $261 million was primarily driven by the amortization of VOBA arising from the acquisition of American National coupled with higher annuity sales.
Change in fair value of insurance-related derivatives and embedded derivatives increased by $84 million for the year ended December 31, 2023 and is attributable to movements in equity markets and interest rates.
We recognized a gain of $166 million in the change in fair value of market risk benefits for the year ended December 31, 2023. The gain is primarily due to movements in interest rates used in the valuation of these liabilities.
Other reinsurance expenses increased by $8 million for the year ended December 31, 2023. Other reinsurance expenses primarily relate to commissions and expenses assumed under a reinsurance agreement between NER SPC and AEL, which was effectively settled upon our acquisition of AEL in the second quarter of 2024.
Operating expenses were $777 million for the year ended December 31, 2023, compared to $411 million in the prior year period, which represents an increase of $366 million. The increase was primarily driven by the full year contribution of expenses from American National, as well as additional costs incurred to support the continued growth of our business.
Interest expense increased by $145 million for the year ended December 31, 2023, compared to the prior year. The increase is primarily driven by debt assumed and raised through our acquisition of American National, as well as higher interest rates and increased borrowings on our warehoused investments credit facility.
DOE increased by $357 million to $745 million for the year ended December 31, 2023. The increase was primarily driven by new business wins, higher spread earnings, contribution from Argo, following our acquisition on November 16, 2023, and a full year of contribution from American National.

CONSOLIDATED FINANCIAL POSITION
The following table summarizes the financial position as of December 31, 2024 and 2023:

AS OF DEC. 31 US$ MILLIONS	2024	2023
Assets
Investments	$92,966	$39,838
Cash and cash equivalents	12,243	4,308
Accrued investment income	860	280
Deferred policy acquisition costs, deferred sales inducements and value of business acquired	10,696	2,468
Reinsurance funds withheld	1,517	7,248
Premiums due and other receivables	647	711
Ceded unearned premiums	520	401
Deferred tax asset	760	432
Reinsurance recoverables and deposit assets	13,195	3,388
Property and equipment	272	294
Intangible assets	1,690	235
Goodwill	783	121
Other assets	2,461	730
Separate account assets	1,343	1,189
Total assets	139,953	61,643
Liabilities
Future policy benefits	14,088	9,813
Policyholders’ account balances	83,079	24,939
Policy and contract claims	7,659	7,288
Deposit liabilities	1,502	1,577
Market risk benefits	3,655	89
Unearned premium reserve	1,843	2,056
Due to related parties	684	564
Other policyholder funds	347	335
Notes payable	189	174
Corporate borrowings	1,022	1,706
Subsidiary borrowings	3,329	1,863
Funds withheld for reinsurance liabilities	3,392	83
Other liabilities	4,745	1,118
Separate account liabilities	1,343	1,189
Total liabilities	126,877	52,794
Mezzanine equity
Redeemable junior preferred shares	—	2,694
Equity
Class A exchangeable, Class B and Class C(1)	9,968	5,184
Retained earnings	2,054	945
Accumulated other comprehensive income (loss)	204	(120)
Non-controlling interests	850	146
Total equity	13,076	6,155
Total liabilities, mezzanine equity and equity	$139,953	$61,643
__________________________
(1)On August 29, 2024, the Company redesignated all of its Class A-1 exchangeable shares into its Class A exchangeable shares. Share capital as of December 31, 2023 include amounts attributable to Class A-1 exchangeable shareholders prior to the redesignation. For further details, refer to Note 23, “Share Capital” in the notes to the consolidated financial statements.
Comparison as of December 31, 2024 and 2023
Total assets increased by $78.3 billion during the year to $140.0 billion, primarily driven by the acquisition of AEL and capital deployment from annuity sales.

Cash and cash equivalents increased by $7.9 billion from December 31, 2023 to December 31, 2024 primarily driven by the acquisition of AEL as well as annuity sales during the year not yet deployed into our investments. We continue to maintain a strong liquidity position across our segments. For further information, refer to “Liquidity and Capital Resources” section within this MD&A.
Total investments increased by $53.1 billion from December 31, 2023 to December 31, 2024, primarily driven by the incorporation of AEL’s investments.
The decrease in reinsurance funds withheld of $5.7 billion from December 31, 2023 to December 31, 2024 was primarily driven by the deemed settlement of a previously held reinsurance agreement between NERC SPC and AEL, due to the companies being under common control subsequent to the acquisition of AEL.
DAC are capitalized costs directly related to writing new policyholder contracts. The VOBA intangible asset arising from a business combination is also included as part of this line item. The increase from December 31, 2023 to December 31, 2024 was driven by VOBA resulting from the acquisition of AEL.
Ceded unearned premiums represent a portion of unearned premiums ceded to reinsurers. The increase of $119 million from December 31, 2023 to December 31, 2024 is primarily driven by additional reinsurance agreements intended to reduce our exposure to products deemed non-core.
Reinsurance recoverables and deposit assets are estimated amounts due to the Company from reinsurers or cedants, related to paid and unpaid ceded benefits, claims and expenses and are presented net of reserves for collectability. The increase of $9.8 billion from December 31, 2023 to December 31, 2024 was primarily driven by the acquisition of AEL, coupled with the ANGI reinsurance agreement executed in the third quarter of 2024.
Other assets were $2.5 billion as of December 31, 2024, increasing by $1.7 billion from December 31, 2023. The balance includes current tax assets, market risk benefit asset, prepaid pension assets, as well as other miscellaneous receivables. The increase is primarily driven by market risk benefit assets arising from the acquisition of AEL, which accounted for $856 million of the balance as of December 31, 2024.
Intangible assets increased by $1.5 billion from December 31, 2023 to December 31, 2024, principally due to the approximately $1.5 billion of intangible assets that arose from the acquisition of AEL.
Goodwill consists of $662 million arising from the acquisition of AEL in May 2024 as well as $121 million arising from the acquisition of American National in May 2022.
Separate account assets and liabilities both increased by $154 million from December 31, 2023 to December 31, 2024, principally due to net realized capital gains on underlying assets.
Future policy benefits and policyholders’ account balances increased by $62.4 billion from December 31, 2023 to December 31, 2024, primarily driven by the assumption of AEL’s PAB liabilities, coupled with strong annuity sales during the year.
Policy and contract claims increased by $371 million from December 31, 2023 to December 31, 2024 driven by the loss experience of our P&C segment during the year.
Corporate and subsidiary borrowings increased by $782 million from December 31, 2023 to December 31, 2024 due to the debt assumed and raised through our acquisition of AEL.
Our redeemable junior preferred shares, issued to Brookfield in 2022, were converted to Class C shares in the fourth quarter of 2024 resulting in a decrease of $2.7 billion. There was a corresponding increase of $2.8 billion, inclusive of accrued dividends on these shares, in our Class C share capital.
Total equity increased by $6.9 billion from December 31, 2023 to December 31, 2024. The increase was primarily driven by approximately $4.9 billion of Class C shares issued during the year, including $1.1 billion of Class C shares issued in the second quarter of 2024 in exchange for class A limited voting shares of BAM stock used as purchase consideration in the AEL acquisition and $2.8 billion of Class C shares issued due to the aforementioned conversion of our redeemable junior preferred shares by Brookfield, $713 million in non-controlling interest assumed from AEL and $1.1 billion in retained earnings due to the growth of the business during the year.

SEGMENT REVIEW
As a result of the AEL acquisition, diversification in insurance offerings and overall strategic shift, the Company reorganized and changed its internal segments in a manner that caused the composition of its reporting segments to change in the second quarter of 2024. The Company’s reporting segments have been realigned to: Annuities, P&C, Life Insurance and Corporate and Other. Previously, the Company reported its operations under the following segments: Direct Insurance, Reinsurance and PRT.
We measure operating performance primarily using DOE which measures our ability to acquire net insurance assets at a positive margin, and invest these assets at a return that is greater than the cost of policyholder liabilities.
The following table presents DOE of each of our reporting segments for the years ended December 31, 2024, 2023 and 2022:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2024	2023	2022
Annuities	$1,220	$595	$145
P&C	263	84	82
Life Insurance	194	198	148
Corporate and Other	(303)	(132)	13
Total DOE	$1,374	$745	$388
2024 vs. 2023
Annuities – DOE within our annuities business represents contribution from both our retail and institutional platforms. DOE increased by $625 million for the year ended December 31, 2024 compared to the prior year. The increase was primarily attributable to earnings contributed from AEL as well as increased investment income from our continued deployment into higher yielding investment strategies.
P&C – DOE increased by $179 million for the year ended December 31, 2024 compared to the prior year. The increase was primarily driven by full year earnings contributed from Argo coupled with improvements in our loss experience arising from underwriting actions implemented over the past twelve months.
Life Insurance – DOE decreased by $4 million for the year ended December 31, 2024 compared to the prior year. The favorable impact of improved investment income from our continued deployment into higher yielding investment strategies was offset by the ANGI reinsurance agreement executed during the year.
Corporate and Other – DOE decreased by $171 million for the year ended December 31, 2024 compared to the prior year. The decrease was primarily driven by increased interest expenses due to debt assumed and raised through our acquisition of AEL, coupled with increased operating and other expenses incurred to support the continued growth of our business.
2023 vs. 2022
Annuities – DOE increased by $450 million for the year ended December 31, 2023 compared to 2022. The increase was primarily attributable to full year earnings contributed from American National coupled with increased investment income from our continued deployment into higher yielding investment strategies.
P&C – DOE increased by $2 million for the year ended December 31, 2023 compared to 2022. The increase was primarily driven by full year earnings contributed from American National coupled with increased investment income from continued deployment into higher yielding investment strategies.
Life Insurance – DOE increased by $50 million for the year ended December 31, 2023 compared to 2022. The increase was primarily driven by favorable mortality experience, coupled with higher investment income.
Corporate and Other – DOE decreased by $145 million for the year ended December 31, 2023 compared to 2022. The decrease was primarily driven by increased interest expenses due to debt assumed and raised through our acquisition of American National, higher interest rates and increased borrowings on our warehoused investments credit facility.

The following tables provide supplemental information on our DOE for the three months and the years ended December 31, 2024 and 2023.

FOR THE THREE MONTHS ENDED DEC. 31, 2024 US$ MILLIONS	Annuities	P&C	Life Insurance	Corporate and Other	Total
Net investment income, including reinsurance funds withheld	$1,215	$104	$58	$80	$1,457
Cost of funds(1)	(799)	(2)	(26)	—	(827)
Interest expense	—	—	—	(96)	(96)
Operating expenses and other	—	—	—	(107)	(107)
DOE	$416	$102	$32	$(123)	$427

FOR THE THREE MONTHS ENDED DEC. 31, 2023 US$ MILLIONS	Annuities	P&C	Life Insurance	Corporate and Other	Total
Net investment income, including reinsurance funds withheld	$443	$61	$106	$22	$632
Cost of funds(1)	(277)	21	(55)	—	(311)
Interest expense	—	—	—	(53)	(53)
Operating expenses and other	—	—	—	(10)	(10)
DOE	$166	$82	$51	$(41)	$258

FOR THE YEAR ENDED DEC. 31, 2024 US$ MILLIONS	Annuities	P&C	Life Insurance	Corporate and Other	Total
Net investment income, including reinsurance funds withheld	$3,804	$448	$313	$135	$4,700
Cost of funds(1)	(2,450)	(162)	(114)	—	(2,726)
Interest expense	—	—	—	(344)	(344)
Operating expenses and other	(134)	(23)	(5)	(94)	(256)
DOE	$1,220	$263	$194	$(303)	$1,374

FOR THE YEAR ENDED DEC. 31, 2023 US$ MILLIONS	Annuities	P&C	Life Insurance	Corporate and Other	Total
Net investment income, including reinsurance funds withheld	$1,557	$225	$363	$124	$2,269
Cost of funds(1)	(931)	(127)	(156)	—	(1,214)
Interest expense	—	—	—	(193)	(193)
Operating expenses and other	(31)	(14)	(9)	(63)	(117)
DOE	$595	$84	$198	$(132)	$745
__________________________
(1)Cost of funds is a non-GAAP measure. See “Performance Measures used by Management”.

The following table presents the composition of our invested assets, which represents the portfolio of assets over which we evaluate our investment return, as well as its breakdown by segment as of December 31, 2024 and 2023:

AS OF DEC. 31 US$ MILLIONS	2024	2023
Investments	$92,966	$39,838
Cash and cash equivalents	12,243	4,308
Accrued investment income	860	280
Reinsurance funds withheld	1,517	7,248
Total invested assets	$107,586	$51,674

Attributable to:
Annuities	$90,293	$32,220
P&C	8,290	8,542
Life Insurance	4,213	6,256
Corporate and Other	4,790	4,656
	$107,586	$51,674
Lines of Business
Through our operating subsidiaries, our company offers a range of retirement services, wealth protection products and tailored capital solutions focused on securing the financial futures of individuals and institutions.
Annuities
Fixed Index Annuities – Fixed index annuities allow policyholders to earn index credits based on the performance of a particular index without the risk of loss of their account value. Certain products offer a premium bonus in which the initial annuity deposit on these policies is increased at issuance by a specified premium bonus rate. Generally, the surrender charge and bonus vesting provisions of our policies are structured such that we have comparable protection from early termination between bonus and non-bonus products. The annuity contract value is equal to the sum of premiums paid, premium bonuses and interest credited (“index credits” for funds allocated to an index based strategy), which is based upon an overall limit (or “cap”) or a percentage (the “participation rate”) of the appreciation (based in certain situations on monthly averages or monthly point-to-point calculations) in a recognized index or benchmark. Caps and participation rates limit the amount of interest the policyholder may earn in any one contract year and may be adjusted by us annually subject to stated minimums.
Fixed Rate Annuities – Fixed rate deferred annuities include annual, multi-year rate guaranteed products (“MYGAs”) and single premium deferred annuities (“SPDAs”). Our annual reset fixed rate annuities have an annual interest rate (the “crediting rate”) that is guaranteed for the first policy year. After the first policy year, we have the discretionary ability to change the crediting rate once annually to any rate at or above a guaranteed minimum rate. Our MYGAs and SPDAs are similar to our annual reset products except that the initial crediting rate on MYGAs is guaranteed for a stated period of time before it may be changed at our discretion while the initial crediting rate on SPDAs is guaranteed for either three or five years.
Pension Risk Transfer – Pension Risk Transfer is the transfer by a corporate sponsor of the risks, or some of the risks, associated with the sponsorship and administration of a pension plan, in particular, investment risk and longevity risk. Longevity risk represents the risk of an increase in life expectancy of plan beneficiaries. These risks can be transferred either to an insurer like us through a group annuity transaction commonly referred to as PRT, or to an individual through a lump-sum settlement payment. PRT using insurance typically involves a single premium group annuity contract that is issued to a pension plan by an insurer, permitting the corporate pension plan sponsor to discharge certain pension plan liabilities from its balance sheet.
Single Premium Immediate Annuities – A single premium immediate annuity is purchased with one premium payment, providing periodic (usually monthly or annual) payments to the annuitant for a specified period, such as for the remainder of the annuitant’s life. Return of the original deposit may or may not be guaranteed, depending on the terms of the annuity contract.

Variable Annuities – With a variable annuity, the policyholder bears the investment risk because the value of the policyholder’s account balance varies with the investment experience of the separate account investment options selected by the policyholder. Our variable annuity products have no guaranteed minimum withdrawal benefits. This product accounts for less than 1% of our annuities business.
Property and Casualty
Property – Property lines offer policies protecting various personal and commercial properties from man-made and natural disasters, including property insurance for homeowners and renters.
Casualty – Casualty lines include a broad range of primary and excess casualty products, such as specialty casualty, construction defect, general liability, commercial multi-peril, workers compensation, product liability, environmental liability and auto liability. Casualty lines are generally considered long-tailed as it takes a relatively long period of time to finalize and resolve all claims from a given accident year. Some products have long claims reporting lags and/or longer time lags for payment of claims.
Specialty – Specialty lines include niche insurance coverages such as garage and inland marine and offer insurance programs and fronting solutions. Specialty lines are considered generally short-tailed as claims are typically known relatively quickly, although it may take a longer period of time to finalize and resolve all claims from a given year.
Run-off and Other – Run-off and Other lines primarily consist of discontinued lines previously underwritten by our insurance subsidiaries including professional liability and surety coverages.
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
Corporate and Other
Our Corporate and Other segment performs various corporate and other activities that support our core insurance operations. Such activities include our investment warehousing activities where we temporarily warehouse investments that will ultimately be transferred into our insurance investment portfolios in the near term. We generate investment income from warehoused investments and incur interest expenses on revolving credit facilities utilized to fund these investments. Also included in our Corporate and Other segment activities are certain hedging activities, certain charges and activities that are not attributable to our insurance operating segments and interest expense related to the Company’s corporate and subsidiary borrowings.

Net Premiums
The breakdown of premiums by product, net of ceded premiums, is as follows:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2024	2023	2022
Annuities
Retail(1):
Fixed Index	$5	$—	$—
Fixed Rate	4	2	5
Variable	—	—	—
Total Retail Annuities	9	2	5

Institutional:
Pension Risk Transfer(2)	4,804	1,467	1,555
Total Institutional Annuities	4,804	1,467	1,555

Total Annuities	4,813	1,469	1,560

Whole Life and Others	511	520	348

Property and Casualty
Property	1,266	1,168	636
Casualty	1,133	891	467
Specialty	258	33	—
Run-off and Other	286	56	—
Total Property and Casualty	2,943	2,148	1,103

Total Net Premiums	$8,267	$4,137	$3,011
__________________________
(1)Premiums received from retail annuities are generally recorded as deposits and are not included in net premiums.
(2)Premiums differ from gross annuity sales in PRT, since premiums are recognized as revenue when due while they are included in sales upon deal close, which is confirmed by the counterparty.
2024 vs. 2023
For the year ended December 31, 2024, we reported total net premiums of $8.3 billion, compared to $4.1 billion in the prior year. The increase of $4.1 billion is primarily due to the growth in our Annuities and P&C segments. Net premiums for our Annuities segment increased by $3.3 billion as we continue to scale our PRT business. Our P&C segment increased by $795 million due to full year contributions from Argo.
2023 vs. 2022
For the year ended December 31, 2023, we reported total net premiums of $4.1 billion, compared to $3.0 billion in 2022. The increase of $1.1 billion is primarily due to the contribution by American National following the acquisition on May 25, 2022.

Gross Annuity Sales
Gross annuity sales are comprised of all products’ deposits, which generally are not included in revenues on the statements of operations. Gross annuity sales include directly written business, flow reinsurance assumed as well as premiums and deposits generated from assumed block reinsurance transactions.
The breakdown of gross annuity sales follows:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2024	2023	2022
Retail:
Fixed Index	$5,522	$2,206	$1,469
Fixed Rate	5,132	3,938	827
Variable	372	63	36
Total Retail Annuities	11,026	6,207	2,332

Institutional:
Pension Risk Transfer(1)	4,814	1,469	1,573
Total Institutional Annuities	4,814	1,469	1,573

Total Gross Annuity Sales	$15,840	$7,676	$3,905
__________________________
(1)Gross annuity sales differ from premiums in PRT, since premiums are recognized as revenue when due while they are included in sales upon deal close, which is confirmed by the counterparty.
2024 vs. 2023
For the year ended December 31, 2024, we reported total gross annuity sales of $15.8 billion, compared to $7.7 billion in the prior year. The increase of $8.2 billion is primarily due to the contribution from AEL, coupled with the growth in our PRT business.
2023 vs. 2022
For the year ended December 31, 2023, we reported total gross annuity sales of $7.7 billion, compared to $3.9 billion in 2022. The increase of $3.8 billion is primarily due to the contribution by American National of full year annuity sales, as opposed to their partial year sales in 2022, following the acquisition on May 25, 2022.
Income Taxes
Our consolidated income tax expense (recovery) arises from our operations in various countries that have different tax laws and rates. Due to our diversified international operations, our weighted average effective tax rate may differ significantly from U.S. statutory tax rates and vary year over year due to changes in our assets as well as annual net income (loss) before income taxes in each jurisdiction. The following information should be read in conjunction with Note 22, “Income Taxes” in the notes to the consolidated financial statements.

Our consolidated income tax expense (recovery) is calculated based on the following income before income taxes by jurisdiction:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2024	2023	2022
United States(1)	$129	$491	$385
Canada	127	47	(129)
Bermuda(2)	853	168	25
Other	104	108	251
Total income before income taxes	$1,213	$814	$532
__________________________
(1)The amount for the year ended December 31, 2024 includes income from a Bermuda-domiciled company that has elected to pay U.S. income taxes under section 953(d) of the Internal Revenue Code (“IRC”).
(2)The amount for the year ended December 31, 2024 includes mark to market movements of $558 million on warehoused investments yet to be transferred to insurance subsidiaries.
The following table presents income tax expense (recovery) attributable to continuing operations by jurisdiction:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2024	2023	2022
United States(1)	$(48)	$3	$65
Canada	36	13	(34)
Bermuda	(22)	—	—
Other(2)	—	1	—
Total income tax expense (recovery)	$(34)	$17	$31
__________________________
(1)Includes Bermuda income tax recovery of $292 million from a Bermuda-domiciled company that has elected to pay U.S. income taxes under section 953(d) of the IRC.
(2)No other country greater than 10%.
As disclosed in Note 22, “Income Taxes” in the notes to the consolidated financial statements, our weighted average statutory income tax rates for the years ended December 31, 2024, 2023 and 2022 were 20.5%, 17.3% and 16.4%, respectively. These weighted average statutory income tax rates were calculated based on the following total asset allocation by jurisdiction:

AS OF DEC. 31 US$ MILLIONS	2024	2023	2022
United States	$130,051	$43,977	$29,689
Canada	5,238	3,997	3,421
Bermuda	4,202	4,457	2,818
Other	462	9,212	7,530
Total assets	$139,953	$61,643	$43,458
Our weighted average statutory income tax rates have been calculated as the sum of total assets in each jurisdiction multiplied by that jurisdiction’s applicable statutory tax rate. During the current year, applicable statutory tax rates by jurisdiction were 0% for Bermuda, 21.0% for the United States and 26.5% for Canada.

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

AS OF DEC. 31 US$ MILLIONS	2024	2023
Cash and cash equivalents	$311	$78
Liquid financial assets	116	212
Undrawn credit facilities	1,608	720
Total Corporate Liquidity(1)	$2,035	$1,010
__________________________
(1)Total Corporate Liquidity is a non-GAAP measure. See “Performance Measures used by Management”.
As of the date of this MD&A, our liquidity is sufficient to meet our present requirements for the foreseeable future. In June 2021, Brookfield provided to the Company an equity commitment in the amount of $2.0 billion to fund future growth, which the Company may draw on from time to time. The equity commitment may be called by the Company in exchange for the issuance of Class C shares or redeemable junior preferred shares. As of December 31, 2024, there was $2.0 billion of undrawn equity commitment available. In addition, in connection with the Company’s spin-off from Brookfield on June 28, 2021, we entered into a credit agreement with Brookfield as the lender, providing a revolving $400 million credit facility. We have $1.2 billion of revolving bilateral credit facilities with external banks. We use the liquidity provided by our credit facilities for working capital purposes, and we may use the proceeds from the capital commitment to fund growth capital investments and acquisitions. The determination of which of these sources of funding the Company will access in any particular situation is a matter of optimizing needs and opportunities at that time. As of December 31, 2024, there was $17 million drawn on the external bilateral facilities and no amount drawn on the Brookfield facility.
Today, we have significant liquidity within our insurance portfolios, giving us flexibility to secure attractive investment opportunities. In addition to a portfolio of highly liquid financial assets, our operating companies have additional access to liquidity from sources such as the Federal Home Loan Bank (“FHLB”) programs. As of December 31, 2024, the Company had no drawings and a total of $881 million undrawn commitment available related to these programs.
Liquidity within our operating subsidiaries may be restricted from time to time due to regulatory constraints. As of December 31, 2024, the Company’s total liquidity was $53.0 billion, which included $311 million of unrestricted cash and cash equivalents and $116 million of unrestricted liquid financial assets held by non-regulated corporate entities.

AS OF DEC. 31 US$ MILLIONS	2024	2023
Cash and cash equivalents	$12,243	$4,308
Liquid financial assets	39,195	21,927
Undrawn credit facilities	1,608	720
Total Liquidity(1)	$53,046	$26,955
__________________________
(1)Total Liquidity is a non-GAAP measure. See “Performance Measures used by Management”.

As of December 31, 2024 and 2023, 87% and 63% of the Company’s total liquidity was held by our U.S. insurance subsidiaries, respectively.
In addition to the total corporate liquidity and total liquidity, we maintain a strong capital position across our regulated insurance subsidiaries and holding companies to fulfill our commitment to the policyholders and retirees we serve. The following table provides the capital position of our insurance subsidiaries, which includes the statutory capital and surplus as determined with respect to each insurance entity by applying the statutory accounting principles applicable to each such entity, with adjustments made to, among other things, asset valuations reserves and our holding companies.

AS OF DEC. 31 US$ BILLIONS	2024	2023
Group / Entity:
Insurance subsidiaries(1)	$13.5	$7.5
Group holding companies	2.6	1.4
Total group capital	$16.1	$8.9
__________________________
(1)Calculated on an aggregate basis in accordance with applicable insurance regulations.
As of December 31, 2024, our total group capital across our regulated insurance subsidiaries and holding companies was $16.1 billion, which underpins the A financial strength ratings assigned to our life and annuity companies and the investment grade ratings for our life and annuity holding companies (2023 – $8.9 billion). The increase from the prior year is attributable to the acquisition of AEL, strong earnings contributions from our operating subsidiaries and capital contributions from Brookfield.
Comparison of the years ended December 31, 2024, 2023 and 2022
The following table presents a summary of our cash flows and ending cash balances for the years ended December 31, 2024, 2023 and 2022:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2024	2023	2022
Operating activities	$4,569	$1,507	$644
Investing activities	1,433	(1,809)	(4,878)
Financing activities	1,922	2,465	5,994
Cash and cash equivalents:
Cash and cash equivalents, beginning of year	4,308	2,145	393
Net change during the year	7,924	2,163	1,760
Foreign exchange on cash balances held in foreign currencies	11	—	(8)
Cash and cash equivalents, end of year	$12,243	$4,308	$2,145
Operating Activities
2024 vs. 2023
For the year ended December 31, 2024, we generated $4.6 billion of cash from operating activities compared to $1.5 billion generated during the prior year. The increase is primarily due to higher investment income from the growth in the investment portfolio as well as the contributions from AEL and Argo.
2023 vs. 2022
For the year ended December 31, 2023, we generated $1.5 billion of cash from operating activities compared to $644 million during 2022, primarily due to growth in the business benefitting from the full year contribution by American National, as opposed to their partial year in 2022, as well as an increase in PRT deals written.

Investing Activities
2024 vs. 2023
During the current year, $1.4 billion of cash inflows from investing activities arose primarily from $10.8 billion of cash acquired as part of our acquisition of AEL, net of cash proceeds paid, partially offset by net deployment into investments during the period, compared to a net deployment of $1.8 billion in the prior year period.
2023 vs. 2022
During 2023, we rotated our investment portfolio into higher yielding investment strategies as well as deployed funds into the acquisition of Argo. This resulted in net deployment of $1.8 billion of cash from investing activities, compared to net deployment of $4.9 billion in the prior year, including $4.1 billion relating to the acquisition of American National.
Financing Activities
2024 vs. 2023
For the year ended December 31, 2024, we had a net cash inflow of $1.9 billion, which decreased from a net cash inflow of $2.5 billion in the prior year period. The decrease was primarily driven by withdrawals on policyholders’ accounts coupled with net repayments on our borrowings, partially offset by payments received on policyholders’ account deposits.
2023 vs. 2022
For the year ended December 31, 2023, we received $2.5 billion of cash from financing activities, compared to $6.0 billion received in 2022. The proceeds in 2023 were mainly as a result of $2.6 billion net payments received on policyholders’ account deposits, partially offset by the net repayment of $487 million on our borrowings.
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
As of December 31, 2024, our total equity was $13.1 billion and our Adjusted Equity was $12.9 billion. Adjusted Equity represents the total economic equity of the Company through its Class A, B and C shares and the redeemable junior preferred shares issued by the Company, excluding our accumulated other comprehensive income. Refer to the discussion on Non-GAAP Measures.
Included in equity and Adjusted Equity was approximately $190 million invested in Canadian dollars. As of December 31, 2024, we had a notional $6.7 billion (2023 – $2.9 billion) of foreign exchange forward and cross currency forward contracts in place to hedge against foreign currency risk.
For additional information, see Note 9, “Derivative Instruments” in the notes to the consolidated financial statements.
Future Capital Obligations and Requirements
As of December 31, 2024, the Company and its subsidiaries, in aggregate, had total unfunded investment commitments of $10.3 billion (2023 – $5.4 billion). These commitments, when funded, are primarily recognized as mortgage loans, private loans, investment funds, investment real estate and other invested assets. For additional information, see Note 28, “Financial Commitments and Contingencies” in the notes to the consolidated financial statements.

The following is the maturity by year on corporate and subsidiary borrowings:

	Payments due by year
AS OF DEC. 31, 2024 US$ MILLIONS	Total	Unamortized discount and issuance costs	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years
Corporate borrowings	$1,022	—	1,005	—	—	—	17	—
Subsidiary borrowings	$3,329	(79)	—	—	1,800	—	600	1,008

	Payments due by year
AS OF DEC. 31, 2023 US$ MILLIONS	Total	Unamortized discount and issuance costs	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years
Corporate borrowings	$1,706	—	1,276	—	—	—	430	—
Subsidiary borrowings	$1,863	(46)	—	—	—	1,000	—	909
For additional information, see Note 21, “Corporate and Subsidiary Borrowings” in the notes to the consolidated financial statements.
Capital Management
Capital management is the ongoing process of determining and maintaining the quantity and quality of capital appropriate to take advantage of the Company’s growth opportunities, to support the risks associated with the business and to optimize shareholder returns while fully complying with the regulatory capital requirements.
The Company and its subsidiaries take an integrated approach to risk management that involves the Company’s risk appetite and capital requirements. The operating capital levels are determined by each respective operating company’s risk appetite and Own Risk and Solvency Assessment (“ORSA”). Furthermore, additional stress techniques are used to evaluate the Company’s capital adequacy under sustained adverse scenarios.
American National, AEL and certain Argo subsidiaries are required to follow Risk Based Capital (“RBC”) requirements based on guidelines of the National Association of Insurance Commissioners (“NAIC”). RBC is a method of measuring the level of capital appropriate for an insurance company to support its overall business operations, in light of its size and risk profile. It provides a means of assessing capital adequacy, where the degree of risk taken by the insurer is the primary determinant.
Freestone Re Ltd., Argo Re Ltd. and NER Ltd. are required to maintain minimum statutory capital and surplus equal to the minimum solvency margin and the minimum economic capital and surplus equal to the enhanced capital requirement as determined by the BMA. The Enhanced Capital Requirement (“ECR”) is calculated based on the Bermuda Solvency Capital Requirement model, a risk-based model that takes into account the risk characteristics of different aspects of a company’s business.
BAC is subject to Life Insurance Capital Adequacy Test (“LICAT”) as determined by Office of the Superintendent of Financial Institutions (“OSFI”). The LICAT ratio compares the regulatory capital resources of an insurance company to its Base Solvency Buffer or required capital.
The Company has determined that it is in compliance with all capital requirements as of December 31, 2024 and 2023.

Brookfield Operating Results
An investment in the Class A exchangeable shares of the Company is intended to be, as nearly as practicable, functionally and economically, equivalent to an investment in Brookfield. A summary of Brookfield’s operating results for the years ended December 31, 2024, 2023 and 2022 is provided below:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2024	2023	2022
Revenues	$86,006	$95,924	$92,769
Net income attributable to Brookfield shareholders	641	1,130	2,056
Net income of consolidated business	1,853	5,105	5,195
Net income per share:
Basic	0.31	0.62	1.22
Diluted	0.31	0.61	1.19
Distributable earnings before realizations	4,871	4,223	4,314
For the years ended December 31, 2024, 2023 and 2022, Brookfield’s pro rata share of our DOE represented approximately 28%, 18% and 9% of their total distributable earnings before realizations, respectively.
Each exchangeable share has been structured with the intention of providing an economic return equivalent to one Brookfield Class A Share due to each exchangeable share (i) being exchangeable at the option of the holder for one Brookfield Class A Share or its cash equivalent (the form of payment to be determined at the election of Brookfield), subject to certain limitations, and (ii) receiving distributions at the same time and in the same amounts as dividends on the Brookfield Class A Shares. We therefore expect that the market price of the exchangeable shares should be impacted by the market price of Brookfield Class A Shares and the business performance of Brookfield as a whole. In addition to carefully considering the disclosure made in this MD&A, carefully consideration should be made to the disclosure made by Brookfield in its continuous disclosure filings. Copies of the Brookfield’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR+ at www.sedarplus.com.
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
Foreign Exchange Rate Risk
The Company’s obligations under its insurance contracts are predominantly denominated in U.S. dollars, but a portion of the assets supporting these liabilities are denominated in non-U.S. dollars. We manage foreign exchange risk primarily using foreign exchange forwards and cross currency swaps. Our investment policy sets out the foreign currency exposure limits and types of derivatives permitted for hedging purposes.
Our net assets are subject to financial statement translation into U.S. dollars. All of our financial statement translation-related impact from changes in foreign currency rates is recorded in other comprehensive income. Gains and losses from foreign currency transactions of the Company’s invested assets are reported in “Investment related gains (losses)” or “Net investment results from reinsurance funds withheld” in the statements of operations. Gains and losses from foreign currency transactions of the Company’s insurance liabilities are reported in “Policyholder benefits and claims incurred” in the statements of operations.
The impact on net income resulting from a hypothetical 10% decrease in foreign currencies against the U.S. dollar, net of the impact of foreign exchange hedging strategies, would not be expected to be material.
Interest Rate Risk
Substantial and sustained increases or decreases in interest rates may cause certain market dislocations that could negatively impact our financial performance.
We manage interest rate risk through our asset liability management, which we refer to as ALM, the framework whereby the effective and key rate durations of the investment portfolio are closely matched to those of the insurance liabilities. Within the context of the ALM framework, we use derivatives including interest rate swaps, options and futures to reduce market risk. For the annuities business, where the timing and amount of the benefit payment obligations can be readily determined, the matching of asset and liability cash flows is effectively controlled through this comprehensive duration management process.
Our primary interest rate risk exposure is the exposure of our fixed maturity investment portfolio to interest rate risk and the changes in interest rates. If interest rates were to increase by 50 basis points from levels at December 31, 2024 and 2023 through a parallel shift in the yield curve, we estimate that the fair value of our fixed maturity securities would decrease by approximately $1.1 billion and $461 million in 2024 and 2023 respectively. The impact on total equity of such a decrease (net of income taxes) would be a decrease of approximately $838 million and $356 in 2024 and 2023, respectively, through accumulated other comprehensive income. The models used to estimate the impact of an increase in market interest rates by 50 basis points incorporate numerous assumptions, require significant estimates and assume an immediate and parallel change in interest rates without any management of the investment portfolio in reaction to such change. Consequently, potential changes in the value of our financial instruments indicated by the simulations will likely be different from the actual changes experienced under given interest rate scenarios, and the differences may be material. Because we actively manage our investments and liabilities, our net exposure to interest rates can vary over time. However, any such decreases in the fair value of our fixed maturity securities (unless related to credit concerns of the issuer requiring recognition of a credit loss) would generally be realized only if we were required to sell such securities at losses prior to their maturity to meet our liquidity needs, which we proactively manage. See the “Liquidity and Capital Resources” section within this MD&A for a further discussion on our liquidity.

Other Price Risk
Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads.
The Company’s exposure to the equity markets is managed by sector and individual security, and the Company mitigates the equity risk by diversification of the investment portfolio.
The Company also has equity risk associated with the equity-indexed life and annuity products the Company issues and assumes. The Company has entered into derivative transactions, primarily over-the-counter equity call options, to hedge the exposure to equity-index changes and thus has excluded equity-index changes and related derivatives from the sensitivity.
Assuming all other factors are constant, if there was a decline in public equity market prices of 10% as of December 31, 2024 and 2023, we estimate a net decrease to our point-in-time net income (loss) from changes in the fair value of our financial instruments, which are primarily public equity investments, of $230 million and $216 million respectively. The financial instruments included in the sensitivity analysis are carried at fair value, and changes in fair value are recognized in the statements of operations.
Credit Risk
Credit risk is the risk of loss from amounts owed by counterparties and arises any time funds are extended, committed, owed or invested through actual or implied contractual arrangements including reinsurance. The Company is primarily exposed to credit risk through its fixed income investments, which include debt securities and private loans.
We manage exposure to credit risk by establishing concentration limits by counterparty, credit rating and asset class. To further minimize credit risk, the financial condition of the counterparties is monitored on a regular basis. These requirements are outlined in our investment policy.
Insurance Risk
The Company makes assumptions and estimates when assessing insurance and reinsurance risks, and significant deviations, particularly with regards to mortality, morbidity, longevity and other policyholder behavior, could adversely affect our business, financial condition, results of operations, liquidity and cash flows. All transaction terms are likely to be determined by qualitative and quantitative factors, including our estimates. If we reinsure a block of business, there can be no assurance that the transaction will achieve the results expected at the time of the block’s acquisition. These transactions expose us to the risk that actual results materially differ from those estimates.
We manage insurance risk through choosing whether to purchase reinsurance for certain amounts of risk underwritten across our Annuities, P&C and Life Insurance segments, and we may also look to further reinsure certain amounts of risk we assume under our reinsurance agreements in these segments.
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

We have material outsourcing arrangements in respect of pension administration and other functions. These arrangements are subject to agreements with formal service levels, operate within agreed authority limits and are subject to regular review by senior management. Material outsourcing arrangements are approved and monitored by the Board of Directors.
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
Critical judgments made by management and used in preparing the financial statements, are summarized below:
Reinsurance funds withheld are receivable for amounts contractually withheld by ceding companies in accordance with reinsurance agreements in which the subsidiaries of the Company act as reinsurers. The receivable represents assets that are held in custodial accounts that are legally segregated from the third-party ceding companies’ general accounts and are managed by our subsidiaries. The assets are typically cash and cash equivalents and fixed income asset types. In the event of ceding companies’ insolvency, the subsidiaries would need to assert a claim on the assets supporting the reserve liabilities. However, the subsidiaries have the ability to offset amounts owed to the ceding companies. Interest generally accrues on these assets based upon the investment earnings on the underlying investments. The subsidiaries are subject to the investment performance and have all economic rights and obligations on the funds withheld assets, in a fashion similar to the invested assets held directly by the subsidiaries. The underlying agreements contain embedded derivatives. Derivatives embedded in reinsurance contracts which are not closely related to the host contract are separated and measured at fair value in the statements of financial position and presented within “Reinsurance funds withheld”. Changes in the fair value are included in the “Net investment results from funds withheld” in the statements of operations.
Deferred policy acquisition costs (“DAC”) are capitalized costs related directly to the successful acquisition of new or renewal insurance contracts. Significant costs are incurred to successfully acquire insurance, reinsurance and annuity contracts, including commissions and certain underwriting, premium bonus, policy issuance and processing expenses. DAC is amortized on a constant level basis over the amortization bases selected by product, as shown below:

Product(s)	Amortization base
Traditional life products	Nominal face amount
Life contingent payout annuities	Annualized benefit amount in force
Health products	Original annual premium
Fixed deferred annuities, fixed index annuities, variable annuities	Policy count
Universal life products	Initial face amount
Property and Casualty	Earned premium
The assumptions used in the calculation of DAC is impacted by the changes in actuarial assumptions as a result of assumption reviews and updates for associated insurance liabilities, which include full surrenders, partial withdrawals, mortality, utilization, premium persistency, reset assumptions associated with lifetime income benefit riders and the option budget assumption. The Company reviews and updates actuarial experience assumptions serving as inputs to the models that establish the expected life for DAC and other actuarial balances during the third quarter of each year, or more frequently if evidence suggests assumptions should be revised. The Company makes model refinements as necessary, and any changes resulting from these assumption updates are applied prospectively.

Amortization of DAC is included in the “Amortization of deferred policy acquisition costs, deferred sales inducements and value of business acquired” on the statements of operations.
For short-duration contracts, DAC is grouped consistent with the manner in which insurance contracts are acquired, serviced and measured for profitability and is reviewed for recoverability based on the profitability of the underlying insurance contracts. Investment income is anticipated in assessing the recoverability of DAC for short-duration contracts.
Value of business acquired (“VOBA”) is an intangible asset or liability resulting from a business combination that represents the difference between the policyholder liabilities measured in accordance with the acquiring company’s accounting policies and the estimated fair value of the same acquired policyholder liabilities in-force at the acquisition date. The estimated fair value of the acquired liabilities include assumptions on future policy benefits and contract charges, premiums, discount rates and the net investment earned rate. VOBA can be either positive or negative. Positive VOBA is recorded in the “Deferred policy acquisition costs, deferred sales inducements and value of business acquired” line in the statements of financial position. Negative VOBA occurs when the estimated fair value of in-force contracts in a life insurance company acquisition is less than the amount recorded as insurance contract liabilities, and is recorded in the “Future policy benefits” in the statements of financial position.
VOBA is amortized on a basis consistent with the related policyholder liabilities over the remaining life of the acquired underlying policies using the same methodology, factors, and assumptions used to amortize DAC. Amortization of VOBA intangible asset is included in the “Amortization of deferred policy acquisition costs, deferred sales inducements and value of business acquired” on the statement of operations. Amortization of VOBA intangible liability is included in “Policyholder benefits and claims incurred” on the statements of operations.
Future policy benefits (“FPB”) is calculated as the present value of expected future policy benefits to be paid or on behalf of policyholders and certain related expenses, reduced by the present value of expected net premiums to be collected from policyholders. Principal assumptions used in the establishment of the FPB include mortality, morbidity, lapse, incidence, terminations, claim-related expenses and other contingent events based on the respective product type. The Company groups contracts into annual or deal level cohorts based on product type and contract inception date for the purposes of calculating the liability for future policy benefits.
The Company updates its estimate of cash flows over the entire life of a group of contracts using actual historical experience and current future cash flow assumptions. The Company reviews and updates cash flow assumptions at least annually during the third quarter of each year, and at the same time every year by cohort or product. The Company also reviews more frequently and updates its cash flow assumptions during an interim period if evidence suggests cash flow assumptions should be revised. Assumption revisions will be reflected in the net premium ratio and FPB calculation in the quarter in which assumptions are revised. The change in the liability due to actual experience is recognized in “Policyholder benefits and claims incurred” in the statements of operations.
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
Should the present value of actual and future expected benefits less day one FPB balance exceed the present value of actual and future expected gross premiums, the net premium ratio will be capped at 100% and a gross premium FPB will be held. The immediate charge, recognized in earnings through “Policyholder benefits and claims incurred”, will be the amount by which the uncapped net premium ratio exceeds 100% times the present value of future expected gross premium. This assessment will be performed at the cohort level.

Policyholders’ account balances (“PAB”) represent the contract value that has accrued to the benefit of the policyholders related to universal-life and investments-type contracts. For fixed products, these are generally equal to the accumulated deposits plus interest credited, reduced by withdrawals, payouts and accumulated policyholder assessments. Indexed product account balances with returns linked to the performance of a specified market index are equal to the sum of the host (or guaranteed) component of the contracts and the fair value of the embedded derivatives which include funded benefits in excess of the host guarantee. The host value is established at inception of the contract and accreted over the policy’s life at a constant level of interest. The fair value of the embedded derivative is estimated by projecting policy contract values and minimum guaranteed contract values over the expected lives of the contracts and discounting the excess of the projected contract value amounts at the applicable risk-free interest rates adjusted for nonperformance risk related to those liabilities. The host value is established at inception of the contract and accreted over the policy’s life at a constant level of interest. Interest credited or index credits to policyholders’ account balances pursuant to accounting by insurance companies for certain long-duration contracts are included in “Interest sensitive contract benefits” in the statements of operations. Changes in the fair value of the embedded derivatives are included in the “Change in fair value of insurance-related derivatives and embedded derivatives” in the statements of operations.
Liabilities for unpaid claims and claim adjustment expenses (“CAE”) are established to provide for the estimated costs of paying claims. These reserves include estimates for both case reserves and incurred but not reported claims (“IBNR”) liabilities. Case reserves include the liability for reported but unpaid claims and are determined on either a judgement or a formula basis depending on the timing and type of the loss. IBNR liabilities include a provision for potential development on case reserves, losses on claims currently closed which may reopen in the future, as well as IBNR claims. IBNR estimates are based on many variables including historical statistical information, inflation, legal environment, economic conditions and trends in claim severity and frequency. These liabilities also include an estimate of the expense associated with settling claims, including legal and other fees, and the general expenses of administering the claims adjustment process. Liabilities for unpaid claims and CAE for health and property and casualty insurance are included in “Policy and contract claims” in the statements of financial position.
Market risk benefits (“MRB”) are contracts or contract features that provide protection to the policyholder from other-than-nominal capital market risk and expose us to such risk. The Company issues certain fixed indexed annuity and fixed rate annuity contracts that provide minimum guarantees to policyholders including guaranteed minimum withdrawal benefits and guaranteed minimum death benefits that are MRBs. MRBs are measured at fair value, at the individual contract level, and can be either an asset or a liability. Contracts which contain more than one MRB feature are combined into one single MRB. The fair value is calculated using stochastic models. At contract inception, attributed fees are calculated based on the present value of the fees and assessments collectible from the policyholder relative to the present value of expected benefits paid attributable to the MRB. The attributed fees remain static over the life of the MRB and is used to calculate the fair value of the MRB using a risk neutral valuation method. The attributed fees cannot be negative and cannot exceed the total explicit fees collectible from the policyholder. The periodic change in fair value is recognized in earnings with the exception of the periodic change in fair value related to the instrument-specific credit risk, which is recognized in other comprehensive income (“OCI”).
The actuarial assumptions used in the MRB calculation are the Company’s best estimate assumptions. Assumptions are adjusted to reflect fair value by applying a margin for non-hedgeable risk and an adjustment for own credit spread through the discount rate. The risk-free discount rate is the scenario specific US treasury rate.
Market risk benefits with positive values are recorded as “Other assets” and negative fair values as “Market risk benefits” liability in the statements of financial position. The ceded MRB assets are presented in “Reinsurance recoverables and deposit assets” on the statements of financial position.
Performance Measures Used by Management
To measure performance, we focus on net income and total assets, as well as certain non-GAAP measures, including DOE, Cost of Funds, Adjusted Equity, Total Corporate Liquidity and Total Liquidity which we believe are useful to investors to provide additional insights into assets within the business available for redeployment. Refer to the “Segment Review” and “Liquidity and Capital Resources” sections of this MD&A for further discussion on our performance and Non-GAAP measures for the years ended December 31, 2024, 2023 and 2022.

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
Distributable Operating Earnings
We use DOE to assess operating results and the performance of our businesses. We define DOE as net income after applicable taxes excluding the impact of depreciation and amortization, deferred income taxes related to basis and other changes, and breakage and transaction costs, as well as certain investment and insurance reserve gains and losses, including gains and losses related to asset and liability matching strategies, non-operating adjustments related to changes in cash flow assumptions for future policy benefits and change in market risk benefits, and is inclusive of returns on equity invested in certain variable interest entities and our share of adjusted earnings from our investments in certain associates.
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
Cost of Funds
Cost of Funds (“COF”) forms part of DOE and primarily represents expenses directly attributable to our core insurance operations. COF includes certain insurance reserve gains and losses not otherwise excluded from DOE, net of earned premiums.
Adjusted Equity
Adjusted Equity represents the total economic equity of the Company through its Class A, B and C shares, excluding accumulated other comprehensive income. Prior to the redesignation of our Class A-1 shares and the conversion of all of our redeemable junior preferred shares by Brookfield to our Class C shares in 2024, Adjusted Equity also included Class A-1 shares and the redeemable junior preferred shares. We use Adjusted Equity to assess our return on our equity.
Total Corporate Liquidity and Total Liquidity
Corporate Liquidity is a measure of our liquidity position and includes cash and cash equivalents, undrawn revolving credit facilities and liquid financial assets held by non-regulated corporate entities. Total Liquidity includes liquidity within our regulated insurance entities.

The followings contain further details regarding our use of the Non-GAAP measures, as well as a reconciliation of GAAP consolidated net income and total equity to these measures:
Reconciliation of Non-GAAP Measures
The following table reconciles our net income to DOE:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2024	2023	2022
Net income	$1,247	$797	$501
Mark-to-market losses (gains) on investments, including reinsurance funds withheld(1)	(283)	(36)	7
Mark-to-market losses (gains) on insurance contracts and other net assets(2)(3)	257	(100)	(103)
Deferred income tax expense (recovery)	(195)	14	(25)
Transaction costs	213	40	8
Depreciation	135	30	—
DOE	$1,374	$745	$388
__________________________
(1)“Mark-to-market losses (gains) on investments, including reinsurance funds withheld” primarily represent mark-to-market gains or losses on our investments and reinsurance funds withheld. Mark-to-market gains or losses on our investments are presented as “Investment related gains (losses)” on the statements of operations. See Note 10, “Net Investment Income and Investment Related Gains (Losses)” in the notes to the consolidated financial statements for additional details. Mark-to-market gains or losses on reinsurance funds withheld are included in “Net investment results from reinsurance funds withheld” and represent the change in fair value of their embedded derivative during the period. See Note 9, “Derivative Instruments” in the notes to the consolidated financial statements for additional details.
(2)“Mark-to-market losses (gains) on insurance contracts and other net assets” principally represents the mark-to-market effect on insurance-related liabilities, net of reinsurance, due to changes in market risks (e.g., interest rates, equity markets and equity index volatility) and includes depreciation expenses on investment real estate. These mark-to-market effects are primarily included in “Net investment income”, “Interest sensitive contract benefits”, “Change in fair value of insurance-related derivatives and embedded derivatives” and “Change in fair value of market risk benefits” on the statements of operations. See the following notes to the consolidated financial statements for additional information: (i) Note 9, “Derivative Instruments”; (ii) Note 10, “Net Investment Income and Investment Related Gains (Losses)”; (iii) Note 18, “Policyholders’ Account Balances”; and (iv) Note 19, “Market Risk Benefits”.
(3)Included in “Mark-to-market losses (gains) on insurance contracts and other net assets” are “returns on equity invested in certain variable interest entities” and “our share of adjusted earnings from our investments in certain associates” as stated in the definition of DOE. “Returns on equity invested in certain variable interest entities” primarily represent equity-accounted income from our investments in real estate partnerships and investment funds and are included in “Net investment income” on the statements of operations. Additionally, “our share of adjusted earnings from our investments in certain associates” represents our share of DOE from AEL following the announcement of our acquisition in the third quarter of 2023, which is no longer applicable given our acquisition of AEL in May 2024.
The following table reconciles our equity to Adjusted Equity:

AS OF DEC. 31 US$ MILLIONS	2024	2023
Total equity	$13,076	$6,155
Add:
Accumulated other comprehensive loss (income)	(204)	120
Redeemable junior preferred shares	—	2,694
Adjusted Equity	$12,872	$8,969
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
See Item 5.A “Operating Results — Industry Trends and Factors Affecting Our Performance”

5.E    CRITICAL ACCOUNTING ESTIMATES
See Item 5.A “Operating Results — Critical Accounting Policy and Estimates”

ITEM 6    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A    DIRECTORS AND SENIOR MANAGEMENT
Our Board and Executive Officers
The table below presents certain information concerning the Board and executive officers of our company.

Name and Residence	Position	Age	Principal Occupation
Barry Blattman New York, USA	Director	62	Vice Chair, Brookfield Asset Management Ltd.
Dr. Soonyoung Chang(1) Dubai, United Arab Emirates	Director	67	Senior Advisor, Investment Corporation of Dubai
William Cox(1)(2)(3)(4) Devonshire, Bermuda	Director	62	Corporate Director
Michele Coleman Mayes(3) New York, USA	Director	75	Corporate Director
Gregory Morrison(2) Smith’s Parish, Bermuda	Director	67	Corporate Director
Lori Pearson Toronto, Ontario, Canada	Chair	63	Vice Chair, Brookfield Corporation
Lars Rodert(2)(3) Stockholm, Sweden	Director	63	Founder and Chief Executive Officer, ÖstVäst Advisory AB
Anne Schaumburg(1)(2)(3) New Jersey, USA	Director	75	Business Executive; Director
Sachin Shah Toronto, Ontario, Canada	Director Chief Executive Officer(5)	48	Chief Executive Officer, Brookfield Wealth Solutions Ltd.
Jay Wintrob Los Angeles, USA	Director	67	Corporate Director
Thomas Corbett Toronto, Ontario, Canada	Chief Financial Officer(5)	45	Chief Financial Officer, Brookfield Wealth Solutions Ltd.
Paul Forestell Toronto, Ontario, Canada	Managing Partner Chief Actuary	56	Managing Partner and Chief Actuary, Brookfield Wealth Solutions Ltd.
Lorenzo Lorilla Toronto, Ontario, Canada	Chief Investment Officer(5)	44	Chief Investment Officer, Brookfield Wealth Solutions Ltd.
Michael McRaith New York, USA	Vice Chair	59	Vice Chair, Brookfield Wealth Solutions Ltd.
_________________________
(1)    Member of our Compensation Committee. Anne Schaumburg is the chair of our Compensation Committee.
(2)    Member of our Audit Committee. Lars Rodert is the chair of our Audit Committee and is the “Audit Committee financial expert”.
(3)    Member of our Governance and Nominating Committee. William Cox is the chair of our Governance and Nominating Committee.
(4)    Lead independent director.
(5)    Services were provided pursuant to the Administration Agreement up until March 22, 2024, at which time the services of our CEO, CFO and CIO were internalized. See Item 10.C “Material Contracts — The Administration Agreement”.
The business address of Mr. Blattman, Mr. Lorilla and Mr. McRaith, is Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281. The business address of Dr. Chang, Mr. Cox, Mr. Morrison, Mr. Rodert, Ms. Schaumburg, Ms. Mayes and Mr. Wintrob is Ideation House, First Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda. The business address of each of Mr. Shah, Mr. Corbett, Mr. Forestell and Ms. Pearson is Suite 100, Brookfield Place, 181 Bay Street, Toronto, Ontario M5J 2T3.

Biographical information for each of the directors is included below.
Barry Blattman. Barry Blattman has served as a director of our company since November 2021. In this role, he focuses on senior, strategic client and business relationships, and contributes to general business development and transaction strategy globally. He is also the Vice Chair and a director of BAM. Prior to joining Brookfield in 2002, Mr. Blattman was a Managing Director at Merrill Lynch, having begun his career with Salomon Brothers in 1986. Mr. Blattman holds a Master of Business Administration degree from New York University and a Bachelor of Arts degree from the University of Michigan. He serves on the board of Montefiore Health System, and chairs its Real Estate Planning and Development Committee.
Dr. Soonyoung Chang. Soonyoung Chang has served as a director of our company since November 2021. Dr. Chang serves as Senior Advisor to the Investment Corporation of Dubai, providing strategic counsel and lending his global perspective to the investment arm of the Dubai Government. Dr. Chang is the founder and chairman of Midas International Asset Management Company, an international asset management fund. He is also a founding partner of Sentinel Advisor, a New York-based arbitrage fund. He has served as an advisor to a variety of financial institutions, including Korea National Pension Corporation, Hyundai International Merchant Bank and Templeton-Ssangyong Investment Trust Company. Dr. Chang holds Masters and Doctoral degrees from George Washington University and has authored many books and articles on the subject of financial engineering.
William Cox. William Cox has served as director of our company since May 2021. Mr. Cox is the President and Chairman of Waterloo Properties, a fifth-generation family-owned business that operates real estate and retail investment companies in Bermuda. Mr. Cox is also a director of Brookfield Infrastructure Partners and Brookfield Infrastructure Corporation. Mr. Cox has also served as Chairman of the Board of Trustees for Saltus Grammar School and completed his education at The University of Lynchburg in Virginia.
Michele Coleman Mayes. Michele Coleman Mayes has served as a director of our company since August 2023. Ms. Mayes was previously Vice President, General Counsel and Secretary for the New York Public Library. From August 2012 until February 2024, Ms. Mayes has also served as Executive Vice President and General Counsel for Allstate Insurance Company, Senior Vice President and the General Counsel of Pitney Bowes Inc. and in several senior legal capacities at Colgate-Palmolive and Unisys. Prior to that, she served in the U.S. Department of Justice as an Assistant United States Attorney in Detroit and Brooklyn, eventually assuming the role of Chief of the Civil Division in Detroit. Ms. Mayes served on the Presidential Commission on Election Administration under President Obama from 2013 to 2014. In 2016 she was elected to the Board of Directors of Gogo Inc., where she Chairs the Nominating and Governance Committee and is a member of the Audit Committee. Ms. Mayes holds a BA from the University of Michigan and a JD from the University of Michigan Law School.
Gregory Morrison. Gregory Morrison has served as director of our company since December 2020. A resident of Hamilton, Bermuda, Mr. Morrison sits on a number of property, casualty and life insurance company boards and their subsidiaries, including Multi-Strat Holdings Ltd., Property Insurance Company of America, Western Investment Company Limited, Riverstone International Bermuda Ltd., AESIR Limited and various international subsidiaries of Brookfield Corporation. He previously served as Chief Executive Officer of Trisura Group Ltd., Imagine Group Holdings Ltd., Platinum Underwriters Holdings Ltd. and London Reinsurance Group Inc. Mr. Morrison is a Fellow of the Society of Actuaries (retired).
Lori Pearson. Lori Pearson has served as the Chair of the Board of our company since August 2023. Ms. Pearson is a Managing Partner and is Vice Chair of Brookfield Corporation. Prior to joining Brookfield in 2003, Ms. Pearson was with Ernst and Young, where she held various roles within the Audit practice and served on the Leadership Team for the Tax practice. Ms. Pearson is on the boards of the Brookfield Foundation and Pathways to Education in Canada. She is a past member of the Boards of BAM and Norbord Inc. Ms. Pearson holds an Honours Business Administration degree from Western University and is a Chartered Professional Accountant. In 2017 she was named a Fellow by the Chartered Professional Accountants of Ontario.

Lars Rodert. Lars Rodert has served as a director of our company since November 2021. Mr. Rodert is the founder and CEO of ÖstVästAdvisory AB. He previously served as a global investment manager for IKEA Treasury and Chief Investment Officer of SEB Asset Management, North America, where he was responsible for SEB Global Funds. Prior to SEB Asset Management, Mr. Rodert worked at Gordon Capital and served as a partner with a private investment holding company, Robur et. Securitas. Mr. Rodert holds a Master of Science Degree in Business and Economics from Stockholm University.
Anne Schaumburg. Anne Schaumburg has served as a director of our company since May 2021. Ms. Schaumburg was previously a member of the board of directors of NRG Energy, Inc., an integrated power generation and consumer products company listed on the NYSE. During her 18-year tenure at NRG Energy, Inc., she served as Lead Independent Director, Chair of the Audit Committee and was a member of the Risk Committee, the Compensation Committee and the Nuclear Oversight Committee. She is currently Chair of Brookfield Infrastructure Partners and Brookfield Infrastructure Corporation and serves on their respective audit committees. Prior to her retirement, she was a Managing Director of Credit Suisse First Boston and a senior banker in the Global Energy Group. Ms. Schaumburg was responsible for assisting clients on advisory and finance assignments. Her transaction expertise includes mergers and acquisitions, debt and equity capital market financings, project finance and privatizations.
Sachin Shah. Sachin Shah is the Chief Executive Officer of our company, and has served as the director of our company since May 2021. In this role, he is responsible for overall leadership and management of our company and sets its strategic direction as a leading provider of retirement services, wealth protection products and tailored capital solutions. Mr. Shah joined Brookfield in 2002 and has held a variety of senior roles, including Chief Investment Officer of Brookfield and Chief Executive Officer of Brookfield Renewable Partners where he was instrumental in growing the platform into a global business diversified across multiple technologies. Mr. Shah holds a Bachelor of Commerce degree from the University of Toronto and is a member of the Chartered Professional Accountants of Canada.
Jay Wintrob. Jay Wintrob has served as a director of our company since November 2021. Mr. Wintrob is the former Chief Executive Officer of Oaktree Capital Management (2014-2024) and served as a member of Oaktree’s board of directors from 2011-2024. Prior to joining Oaktree, he held several senior roles at AIG Life and Retirement, the U.S.-based life and retirement services segment of American International Group, Inc., including President and Chief Executive Officer, and Vice Chairman and Chief Operating Officer of AIG Retirement Services. Mr. Wintrob began his career in financial services as Assistant to the Chairman of SunAmerica Inc., and subsequently served in several other executive positions, including President of SunAmerica Investments, Inc. Mr. Wintrob was previously with the law firm of O’Melveny & Myers. He holds Juris Doctor and Bachelor of Arts degrees from the University of California, Berkeley. Mr. Wintrob is a board member of several non-profit organizations, including the Eli & Edythe Broad Foundation, the Broad Contemporary Art Museum, the Doheny Eye Institute, the Los Angeles Music Center, the Skirball Cultural Center and Cedars-Sinai Medical Center.
Thomas Corbett. Thomas Corbett is Chief Financial Officer of our company. Mr. Corbett joined Brookfield in 2008, and since then has held a number of senior finance positions in its Renewable Power Group including Chief Financial Officer of Brazilian renewable power operations as well as Chief Financial Officer of the energy marketing group. Mr. Corbett was most recently a Managing Director of BAM, responsible for global accounting and financial reporting functions. Mr. Corbett holds a Bachelor of Commerce degree from Carleton University and is a Chartered Professional Accountant.
Paul Forestell. Paul Forestell is Managing Partner and Chief Actuary of our company. Mr. Forestell joined Brookfield in 2015 and was responsible for the establishment and licensing of BAC as a licensed insurance company in Canada, and was the company’s first President and Chief Executive Officer. Prior to joining Brookfield, Mr. Forestell was a senior partner in a large global consulting firm with responsibility for their retirement consulting business in Canada. Mr. Forestell is a Fellow of the Canadian Institute of Actuaries and the Society of Actuaries. Mr. Forestell holds a Bachelor of Science with High Distinction and a Master of Arts – Economics, from the University of Toronto.

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
Michael McRaith. Michael McRaith is Vice Chair of our company, participating in all aspects of Brookfield’s global insurance operations. Prior to joining our company in 2021, Mr. McRaith helped build the insurance solutions practice at a global asset manager. He previously served as the first Director of the Federal Insurance Office in the U.S. Department of the Treasury, where he held federal and global leadership roles. Before joining Treasury, he served as the Director of the Illinois Department of Insurance and as an officer of the National Association of Insurance Commissioners. Prior to his public service, Mr. McRaith was a partner in the Chicago office of a global law firm, and he remains a member of the Trial Bar for the U.S. District Court for the Northern District of Illinois. Mr. McRaith holds a Juris Doctor degree from Loyola University of Chicago’s School of Law and a Bachelor of Arts degree from Indiana University. He received the Distinguished LGBTQ Alumnus Award from Indiana University, the Exceptional Service Award from the U.S. Department of the Treasury, and is a Distinguished Fellow of the International Association of Insurance Supervisors. Mr. McRaith is a member of The Bretton Woods Committee.
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
6.B    COMPENSATION
Director Compensation
For the year ended December 31, 2024, the directors of our company were entitled to an annual retainer of $150,000 for their service on the Board, the Committees (as applicable), and reimbursement of expenses incurred in attending meetings. The lead independent director of our company was paid an additional amount of $50,000 for serving in such position. The chair of the Audit Committee received an additional $20,000 and members of the Audit Committee received an additional $10,000 for serving in such positions. Directors who are employees of our company or Brookfield receive no fees for their services on the Board.

Compensation Element	Amount for the Year Ended December 31, 2024 ($)
Annual Retainer	$150,000
Audit Committee Chair Additional Retainer	20,000
Audit Committee Member Additional Retainer (Non-Chair)	10,000
Lead Independent Director Additional Retainer	50,000

In addition, effective January 1, 2024, the Directors of our company who regularly reside outside Bermuda and the east coast of North America also received an additional annual stipend of $15,000. This payment recognizes the time it takes these directors to travel long distances to attend all regularly scheduled meetings and is in addition to reimbursement for travel and other out-of-pocket expenses. To the extent the Director also serves on the board directors of another publicly traded entity managed by Brookfield that holds the majority of its meetings in Bermuda, this annual stipend will be split between our company and the other Brookfield-managed entity.
The following table sets out information concerning the compensation earned by, paid to or awarded to the directors in their capacities as directors of the company during the year ended December 31, 2024. The directors are paid in U.S. dollars. The Governance and Nominating Committee periodically reviews board compensation in relation to its peers and other similarly-sized companies and is responsible for approving changes in compensation for non-employee directors.

Director Compensation Table
Name	Fees Earned in Cash ($)	Share and option-based awards ($)	All Other Compensation(5) ($)	Total Annual Compensation ($)
Barry Blattman(4)	—	—	—	—
Michele Coleman Mayes	150,000	—	—	150,000
Soonyoung Chang	150,000	—	15,000	165,000
William Cox(1)(2)	210,000	—	—	210,000
Gregory Morrison(1)	160,000	—	—	160,000
Lori Pearson(4)	—	—	—	—
Lars Rodert(1)(3)	170,000	—	7,500	177,500
Anne Schaumburg(1)	160,000	—	—	160,000
Sachin Shah(4)	—	—	—	—
Jay Wintrob	150,000	—	15,000	165,000
__________________________
(1)    Audit Committee Member.
(2)    William Cox served as Lead Independent Director.
(3)    Lars Rodert served as Audit Committee Chair.
(4)    Due to their role with our company or Brookfield, as applicable, Barry Blattman, Lori Pearson and Sachin Shah do not receive compensation in their capacities as directors.
(5)    Mr. Wintrob, Dr. Chang, and Mr. Rodert, received a long-distance stipend of $15,000. The payment of Mr. Rodert’s long-distance travel stipend was split between our company and Brookfield Properties Partners L.P.
Equity Ownership of Directors
We believe that directors can better represent shareholders if they have economic exposure to our company themselves. We expect that directors of our company hold sufficient exchangeable shares and/or Brookfield Class A Shares such that the acquisition costs of our exchangeable shares or Brookfield Class A Shares held by such directors is equal to at least two times their aggregate annual retainer for serving as a director of our company, as determined by our Board from time to time. Directors of our company are required to meet this requirement within five years of their date of appointment.
Effective January 1, 2025, directors are required to elect to receive 50% of their annual board fees in the form of DSUs of Brookfield Corporation until they have met the minimum share ownership for directors. Once the minimum share ownership is met, directors are required to receive 25% of their annual board fees in the form of DSUs of Brookfield Corporation.
For further details regarding equity ownership of the current directors of our company, see Item 6.E “Directors, Senior Management and Employees – Share Ownership” below.

Executive Compensation
Compensation Philosophy of our Company
Our named executive officers (“NEOs”) comprise the core senior management team of our company, some of whom were previously employees of Brookfield and who were provided to our company until March 22, 2024, pursuant to the Administration Agreement. The Chief Executive Officer, Chief Financial Officer and Chief Investment Officer were, up until March 22, 2024, employees of Brookfield who performed functions for our company that would make them NEOs of our company.
Our company has adopted an approach to compensation that is intended to foster an entrepreneurial environment that encourages management to consider the risks associated with the decisions they make and take actions that will create long-term sustainable cash flow growth and will improve long-term shareholder value. Effective March 22, 2024, our company internalized the services of the Chief Executive Officer, Chief Financial Officer and Chief Investment Officer that were previously provided under the Administration Agreement and accordingly, our company’s Compensation Committee is responsible for determining and approving the compensation of all of our NEOs, including the Chief Executive Officer, Chief Financial Officer and Chief Investment Officer.
During 2024, our NEOs received approximately $29 million in aggregate compensation paid by our company for all services to our company and our subsidiaries. Our NEOs may, at the discretion of our company, or Brookfield Corporation, and/or BAM as applicable, participate in certain long-term incentive plans of our company, Brookfield Corporation and/or BAM for their services to our company, Brookfield Corporation or BAM, including in the form of deferred share units, restricted shares, escrowed shares, and stock options. Each form of Brookfield Corporation, BAM and Brookfield Wealth Solutions long-term incentive plans have similar terms and conditions.
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
Compensation of the NEOs for the year ended December 31, 2024 was determined by the Compensation Committee.
Base Salaries
Base salaries tend to remain fairly constant from one year to another unless the scope and responsibility of a position has changed. Base salaries deliver the only form of fixed compensation for the NEOs and are not intended to be the most significant component of their compensation.

Cash Bonus and Long-Term Incentive Plans
Given the NEOs’ focus on long-term decision making, the impact of which is difficult to assess in the short-term, each of Brookfield Corporation and our company believes that a heavy emphasis on annual incentives and a formulaic calculation based on specific operational or individual targets may not appropriately reflect their long-term objectives. Accordingly, the cash bonus and compensation under long-term incentive plans are determined primarily through an evaluation of the progress made in executing the company’s strategy, the performance of the business as a whole and significant contributions to the business strategy of Brookfield.
The level of cash bonus and long-term incentive compensation granted to each NEO is discretionary. While no specific weight is given to the achievement of any individual objective, consideration is given to their accomplishments during the year, an assessment of their decisions and actions and how those decisions and actions align with the long-term strategy of value creation as well as how the NEO considered the risks associated with such decisions. In addition, consideration is given to the achievement of objective set at the beginning of the year with our Chief Executive Officer and whether any objectives were not met because management made decisions in the best long-term interests of the business or due to factors outside of management’s control.
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
Brookfield has three forms of long-term incentive plans, of which the terms and conditions are substantially the same between each company, in which certain NEOs of our company participate. They are described below in more detail:
1.    Management Share Option Plan. The management share option plans of Brookfield (the “MSOP”), governs the granting to executives of options to purchase the respective Brookfield Class A Shares at a fixed price. The options typically vest as to 20% per year commencing on the first anniversary of the date of the award and are exercisable over a ten-year period. The MSOP is administered by the board of directors of Brookfield. Options are typically granted in late February or early March of each year as part of the annual compensation review. Brookfield’s compensation committee has a specific written mandate to review and approve executive compensation. Brookfield’s compensation committees make recommendations to the respective Brookfield board of directors with respect to the proposed allocation of options based, in part, upon the recommendations of our Chief Executive Officer. The Brookfield board of directors must then give their final approval. The number of options granted to NEOs is determined based on the scope of their roles and responsibilities and their success in achieving the company’s objectives. Consideration is also given to the number and value of previous grants of options. Since the annual option awards are generally made during a blackout period, the effective grant date for such options is set six business days after the end of the blackout period. The exercise price for such options is the volume-weighted average trading price for the respective Brookfield Class A Shares on the NYSE for the five business days preceding the effective grant date.

2.    Deferred Share Unit Plan. Brookfield’s deferred share unit plans (the “DSUP”), provides for the issuance of deferred share units (“DSUs”), the value of which are equal to the value of the respective Brookfield Class A Share. DSUs vest over periods of up to five years, with the exception of DSUs awarded in lieu of a cash bonus which vest immediately. DSUs can only be redeemed for cash upon cessation of employment through retirement, resignation, termination or death. The DSUP is administered by the respective Brookfield’s compensation committees. DSUs are issued based on the value of the respective Brookfield Class A Shares at the time of the award, which we refer to as the DSU allotment price. In the case of DSUs acquired through the reinvestment of cash bonus awards, the DSU allotment price is equal to the exercise price for options granted at the same time as described above. Holders of DSUs will be allotted additional DSUs as dividends are paid on the respective Brookfield Class A Shares on the same basis as if the dividends were reinvested pursuant to Brookfield’s dividend reinvestment plan. These additional DSUs are subject to the same vesting provisions as the underlying DSUs. The redemption value of DSUs will be equivalent to the market value of an equivalent number of the respective Brookfield Class A Shares on the cessation of employment with Brookfield.
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
Executives who have, or previously had, responsibilities in Brookfield’s dedicated fund management groups may have long term incentive arrangements that also include a component more directly linked to the long-term performance of the fund being managed. However, the payments made under such plans are directly related to the value created for the fund’s investors which, in turn, benefit Brookfield as the general partner and a limited partner. A percentage of the fund’s profits are paid to participants in these plans typically after the capital invested and a preferred rate of return has been paid to investors.

In addition to these plans, our company has established several share-based long-term incentive plans, in which certain NEOs of our company participate. They are described in more detail below:
1.BWS Restricted Stock Plan. In 2023, our company adopted a restricted stock plan (the “BWS Restricted Stock Plan”). Executive officers and key employees of our company, Brookfield Corporation and BAM (other than non-employee members of the Board and residents of the United States) designated by the Board that provide services to our company or our company’s Affiliates are eligible to participate in the BWS Restricted Stock Plan, subject to applicable laws and regulations. For the purposes of the BWS Restricted Stock Plan, “Affiliate” means with respect to a person, any other person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such person. The maximum number of BWS Restricted Shares issuable under the BWS Restricted Stock Plan shall be equal to 10% of the issued and outstanding exchangeable shares from time to time, subject to adjustment in accordance with the provisions of the BWS Restricted Stock Plan. Further, the number of class A exchangeable shares that may be issuable to insiders of our company at any time, or issued in any one year to insiders of our company, under any of our company’s security-based compensation arrangements cannot exceed in either case 10% of the issued and outstanding class A exchangeable shares and class B shares; and no more than 5% of the issued and outstanding class A exchangeable shares may be issued under these arrangements to any one person. In addition, the number of Brookfield Class A Shares that may be issuable to Brookfield Corporation insiders at any time, or issued in any one year to Brookfield Corporation insiders, under any of Brookfield Corporation’s security-based compensation arrangements together with the BWS Restricted Stock Plan cannot exceed in either case 10% of the issued and outstanding Brookfield Class A Shares. The Board administers the BWS Restricted Stock Plan and determines the vesting period for each BWS Restricted Share grant, which is generally 20% per year over five years commencing the first year after the grant. The BWS Restricted Shares are not transferable until they are vested and no longer subject to any hold periods under the BWS Restricted Stock Plan, other than in the event of death or as otherwise approved by the Board. No incremental entitlements will be triggered by a change in control of our company under the BWS Restricted Stock Plan. The BWS Restricted Stock Plan contains an amending provision setting out the types of amendments which can be approved without shareholder approval and those which require shareholder approval. Shareholder approval will be required for any amendment that increases the number of class A exchangeable shares issuable under the BWS Restricted Stock Plan, any amendment expanding the categories of eligible participants which may permit the introduction or reintroduction of non-employee directors of our company on a discretionary basis, any amendment to remove or exceed the insider participation limits, any amendment which would permit BWS Restricted Shares to be transferable or assignable other than for normal estate planning purposes, any amendment which deletes or reduces the range of amendments requiring shareholder approval or other amendments required by law to be approved by shareholders. Shareholder approval will not be required for, among other matters, any amendment to the BWS Restricted Stock Plan or any BWS Restricted Share that is of a housekeeping or administrative nature, that is necessary to comply with applicable laws or to qualify for favourable tax treatment, that is to the vesting, termination or early termination provisions, and to suspend or terminate the BWS Restricted Stock Plan.

2.BWS Escrowed Stock Plan. In 2024, our company adopted the BWS Escrowed Stock Plan. The BWS Escrowed Stock Plan is intended to incent and retain designated executives or other persons designated by the Board for an extended period and to further align their long-term interests with those of other shareholders in a manner that is less dilutive than alternative long term ownership plans, such as option plans. The BWS Escrowed Stock Plan will result in no net dilution over time because any newly issued exchangeable shares under the BWS Escrowed Stock Plan will be fully offset by the cancellation of exchangeable shares. In addition, awards granted under the BWS Escrowed Stock Plan either case, 10% of the issued and outstanding are intended to replace other forms of compensation that our company may offer to executives or other persons designated by the Board, and not to increase the overall compensation received by those individuals. The number of exchangeable shares that may be issuable to insiders of our company at any time, or issued in any one year to insiders of our company, under any of our company’s security-based compensation arrangements, including under the BWS Restricted Stock Plan and the BWS Escrowed Stock Plan, cannot exceed, in either case, 10% of the issued and outstanding class A exchangeable shares and class B shares; and no more than 5% of the issued and outstanding exchangeable shares may be issued under these arrangements to any one person. The BWS Escrowed Stock Plan governs the award of class A exchangeable shares (the “BWS Escrowed Shares”), of one or more private companies, which we refer to as an escrow company, to executives or other individuals designated by the Compensation Committee. Each escrowed company is capitalized with common shares and preferred shares issued to our company. Each escrowed company will directly or indirectly purchase exchangeable shares. Escrowed companies may purchase exchangeable shares in the open market or, subject to obtaining exemptive relief, acquire the exchangeable shares that were acquired by Brookfield upon exchanges by our company’s shareholders. Participants will either be awarded BWS Escrowed Shares or be provided with an election to contribute exchangeable shares or other BWS Escrowed Shares of a different escrowed company as consideration for the BWS Escrowed Shares. Dividends paid to each escrowed company on the exchangeable shares acquired by the escrowed company will be used to pay dividends on the preferred shares which are held by our company and on certain BWS Escrowed Shares held by participants who contributed the underlying exchangeable shares to an escrowed company in connection with the award of BWS Escrowed Shares. The BWS Escrowed Shares acquired by an escrowed company will not be voted. Except as otherwise determined by our Board, 20% of BWS Escrowed Shares will vest on the first anniversary of the granting of such shares, with an additional 20% vesting on each subsequent anniversary, up to an including the fifth anniversary of the grant of the BWS Escrowed Shares. On date(s) determined by the holders of the BWS Escrowed Shares that are generally between the applicable vesting date and 10 years after the initial grant, the vested BWS Escrowed Shares will be acquired by our company in exchange for the issuance of exchangeable shares from treasury, where the value of such exchangeable shares being issued is equal to the BWS Escrowed Shares being acquired. The value of the escrowed shares will be equal to the increase in value of the exchangeable shares held by the escrowed company since the grant date of the BWS Escrowed Shares, based on the volume-weighted average price of the exchangeable shares on the New York Stock Exchange on the date of the exchange.

Each of our NEOs are now subject to our company’s clawback policy. Pursuant to our clawback policy, executive officers of our company may be required to pay our company an amount equal to some or all of any cash payments or equity awards granted or paid to an executive officer under the terms of any of our company’s incentive compensation, including short- and long-term incentive plans (collectively, “Awards”). This payment may be required in the event an executive officer is determined to have engaged in conduct which the Compensation Committee determines is detrimental to our company. The Compensation Committee has full and final authority to make all determinations under the clawback policy including, without limitation, whether the clawback policy applies and if so, the amount of compensation to be repaid or forfeited by the executive officer. In order to protect our company’s reputation and competitive ability, executive officers of our company may be required to make such a payment if they engage in conduct that is detrimental to our company during or after the cessation of their employment with our company. Detrimental conduct includes any conduct or activity, whether or not related to the business of our company, that is determined in individual cases by the Compensation Committee, to constitute: (i) fraud, theft-in-office, embezzlement or other indictable offences; (ii) failure to abide by applicable financial reporting, disclosure and/or accounting guidelines; (iii) material violations of our company’s Code of Business Conduct and Ethics; or (iv) material violations of our company’s positive work environment policy (including the sexual harassment related provisions thereof). The clawback policy relates to any Awards received (i) on or after the date the executive officer is determined to have engaged in detrimental conduct and/or (ii) the two-year period prior to the date the executive officer is determined to have engaged in detrimental conduct. Where it is determined that the executive officer engaged in detrimental conduct, the Compensation Committee will have the ability to: (i) require the executive officer to re-pay any Award granted or paid to the executive officer; (ii) cancel/revoke any prior Award that has not yet vested, and any Award that has vested but has not yet been exercised by the executive officer; and/or (iii) require the executive officer to re-pay the cash value realized by the executive officer on any Award that has already vested to the executive officer.

Summary of Compensation
The following table sets out information concerning the compensation earned by, paid to or awarded to the NEOs during the year ended December 31, 2024.
Mr. Shah, Mr. Lorilla and Mr. McRaith are paid in U.S. Dollars. Mr. Corbett and Mr. Forestell are paid in Canadian dollars. All Canadian dollar compensation amounts have been converted into U.S. dollars at an exchange rate of C$1.00 = US$0.7300, which was the average exchange rate for 2024 as reported by Bloomberg, unless otherwise noted.
Summary Compensation Table

	Year			Share-based Awards			Options-based Awards
Name and Principal Position		Annual Base Salary ($)	Annual Cash Bonus(1) ($)	Deferred Share Units (DSUs)(2) ($)	Restricted Shares (3) ($)	Escrowed Shares(4) ($)	Options(5) ($)	Pension Value ($)	All Other Compensation(6) ($)	Total Annual Compensation ($)
Sachin Shah, Chief Executive Officer	2024	750,000	—	750,000	—	12,917,850	—	—	30,104	14,447,954
Lorenzo Lorilla, Chief Investment Officer	2024	625,000	625,000	—	3,000,000	—	1,863,190	—	21,639	6,134,829
Thomas Corbett, Chief Financial Officer	2024	401,500	401,500	—	365,000	—	1,242,424	—	30,104	2,440,528
Paul Forestell, Chief Actuary and Managing Partner	2024	401,500	401,500	—	—	—	621,212	—	30,104	1,454,316
Michael McRaith, Vice Chair	2024	610,000	610,000	—	2,500,000	—	776,403	—	29,960	4,526,363
__________________________
(1)    Each NEO is awarded an annual incentive which he or she can elect to receive in cash, DSUs or restricted shares. Sachin Shah elected to receive all of the annual incentive in DSUs.
(2)    Reflects DSUs issued in lieu of a cash bonus, at the election of the individual. DSU awards in this column for 2024 were awarded effective on February 24, 2025. The value in this column reflects the entire value of the incentive awarded converted to U.S. dollars at the exchange rate of C$1.00 = US$0.7300. The number of DSUs was based on a price of US$60.28, the volume-weighted average price of the Brookfield Class A Shares on the NYSE for the five days preceding the award date of February 24, 2025.
(3)    The amount for 2024 restricted shares reflects Thomas Corbett’s award under the BWS Restricted Stock Plan.
(4)    The amount for 2024 reflects an annual grant of escrowed shares for Sachin Shah made in February 2025. The value awarded under the escrowed stock plan for annual grants is determined by Brookfield Corporation and considers the stock market price of the class A exchangeable shares at the time of the award and the potential increase in value. For awards made in 2025, this is based on a hold period of 7.5 years, a volatility of 29.37%, a risk free rate of 4.36% and a dividend yield of 0.8%. This value for all grants has been discounted by 25% to reflect the five-year vesting.
(5)    The amounts for 2024 reflect annual grants of options. The value awarded under the MSOP for annual grants is determined by Brookfield and considers the stock market price of the Brookfield Class A Shares at the time of the award and the potential increase in value. For Thomas Corbett, Lorenzo Lorilla, Paul Forestell and Michael McRaith, this is based on Brookfield Corporation options with a hold of 7.5 years, a volatility of 31.32%, a risk free rate of 4.36% and a dividend yield of 0.8%. These values, for the annual grants, have been discounted by 25% to reflect the five-year vesting.
(6)    These amounts include annual retirement savings contributions, group benefits and participation in the executive benefits program.

Option Awards and Share-Based Awards at December 31, 2024
The following table shows the Brookfield Corporation options, restricted shares, escrowed shares and DSUs outstanding at December 31, 2024.

Name	Option Awards Vested and Unvested		Share-Based Awards
			Restricted Shares			Escrowed Shares			Deferred Share Units (DSUs)
	Number of Securities Underlying Unexercised Options (#)	Market Value of Unexercised in-the-money Options(1)(2) ($)	Number of Unvested RSs (#)	Market Value of Unvested RSs(2) ($)	Market Value of Vested RS(2) ($)	Number of Unvested ESs(3) (#)	Market Value of Unvested ESs(2)(3) ($)	Market Value of Vested ESs(2)(3) ($)	Number of Unvested DSUs (#)	Market Value of Unvested DSUs(2) ($)	Market Value of Vested DSUs(2) ($)
Sachin Shah	—	—	—	—	—	5,074,203	109,133,429	38,622,660	—	—	16,044,285
Lorenzo Lorilla	321,650	5,935,873	49,921	2,867,986	177,370	—	—	—	—	—	—
Thomas Corbett	195,725	3,780,634	6,705	385,159	201,859	—	—	—	—	—	639,700
Paul Forestell	142,450	2,523,184	1,921	110,365	167,489	—	—	—	—	—	—
Michael McRaith	106,200	1,886,303	55,948	3,214,203	47,157	—	—	—	—	—	—
__________________________
(1)    The market value of the options is the amount by which the closing price of the Brookfield Class A Shares on December 31, 2024 exceeded the exercise price of the options.
(2)    All values are calculated using the closing price of a Brookfield Class A Share on December 31, 2024 on the TSX and NYSE, as applicable, according to the currency in which the awards were originally made. The closing price of a Brookfield Class A Share on the TSX on December 31, 2024 was $57.45 (C$82.62 converted to U.S. dollars at the Bloomberg mid-market exchange rate on December 31, 2024 of C$1.00 = US$0.6953) and $57.45 on the NYSE, as applicable.
(3)    The value of the escrowed shares is equal to the value of the Brookfield Class A Shares held by the applicable escrow company less the net liabilities and preferred share obligations of such escrow company.

Outstanding Option Awards at December 31, 2024
The following table shows the details of each Brookfield Corporation option outstanding at December 31, 2024.

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Options exercise price ($)	Options expiration date	Market value of unexercised options(1) ($)
Lorenzo Lorilla	29,000	46.6218	February 17, 2032	314,018
	143,050	36.3654	February 16, 2033	3,016,152
	149,600	40.0322	February 15, 2034	2,605,703

Thomas Corbett	11,400	31.6443	December 13, 2029	294,185
	2,250	37.0250	February 24, 2030	45,956
	14,550	35.5621	February 21, 2031	318,469
	13,250	46.6218	February 17, 2032	143,474
	79,475	36.3654	February 16, 2033	1,675,699
	74,800	40.0322	February 15, 2034	1,302,851

Paul Forestell	29,000	46.6218	February 17, 2032	314,018
	63,575	36.3654	February 16, 2033	1,340,453
	49,875	40.0322	February 15, 2034	868,713

Michael McRaith	16,575	46.6218	February 17, 2032	179,477
	39,750	36.3654	February 16, 2033	838,113
	49,875	40.0322	February 15, 2034	868,713
__________________________
(1)    The market value of the options is the amount by which the closing price of the Brookfield Class A Shares on December 31, 2024 exceeded the exercise price of the options. All values are calculated using the closing price of a Brookfield Class A Share on December 31, 2024 on the TSX and on the NYSE, as applicable. The closing price of a Brookfield Class A Share on the TSX on December 31, 2024 was $57.45 (C$82.62 converted to U.S. dollars at the Bloomberg mid-market exchange rate on December 31, 2024 of C$1.00 = US$0.6953) and $57.45 on the NYSE, as applicable.

Value Vested or Earned During 2024
The following table shows the value of all options, share-based awards, and non-equity plan compensation which vested during 2024.

	Value Vested During 2024(1)				Non-equity incentive plan compensation – Value earned during the year ($)
Named Executive Officer	Options(2) ($)	DSUs(3) ($)	Restricted Shares(4) ($)	Escrowed Shares ($)
Sachin Shah	—	560,082	—	14,955,509	750,000
Lorenzo Lorilla	113,999	—	132,440	—	625,000
Thomas Corbett	157,166	—	81,605	—	401,500
Paul Forestell	50,664	—	37,999	—	401,500
Michael McRaith	31,678	—	55,479	—	610,000
__________________________
(1)    All values are calculated using the closing price of a Brookfield Class A Share on the vesting date on the TSX and on the NYSE, as applicable. Canadian dollar amounts are converted into U.S. dollars using the average Bloomberg mid-market exchange rate for 2024 of C$1.00 = US$0.6953. The value of the escrowed shares is equal to the value of the Brookfield Class A Shares held by the escrow company less the net liabilities and preferred share obligations of the escrow company.
(2)    Values represent the amount by which the value of Brookfield Class A Shares exceeded the exercise price on the day the options vested.
(3)    Values in this column represent the value of Brookfield Corporation DSUs vested in 2024, including DSUs awarded on February 16, 2024 in lieu of the cash bonus related to performance in 2023.
(4)     Values in this column represent the value of restricted shares vested in 2024, including restricted shares awarded in lieu of the cash bonus related to performance in 2023.
Pension and Retirement Benefits
Our NEOs do not participate in any registered defined benefit or defined contribution plans or any other post-retirement supplementary compensation plans. The NEOs based in Canada receive an annual contribution to their registered retirement savings plans equal to 6% of their base salary, subject to an annual RRSP contribution limit established by the CRA.
The following table provides a summary of the termination provisions in Brookfield Corporation’s long-term incentive plans, the BWS Escrowed Stock Plan and the BWS Restricted Stock Plan. No incremental entitlements are triggered by termination, resignation, retirement or a change in control. Any exceptions to these provisions are approved on an individual basis at the time of cessation of employment. Exceptions are approved by the chair of Brookfield Corporation’s compensation committee or its board of directors, depending on the circumstances, in respect of Brookfield Corporation’s long-term incentive plans or by the Compensation Committee or the Board, depending on the circumstances, in respect of the BWS Escrowed Stock Plan and the BWS Restricted Stock Plan.

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
Upon date of termination, all unvested options are cancelled and vested options continue to be exercisable for 60 days(1) from the termination date, after which unexercised options are cancelled immediately.
Vested shares are redeemable on the day employment terminates, subject to the hold period. Unvested shares are forfeited.
Termination With Cause	Upon date of termination, all unvested and vested units are forfeited, with the exception of DSUs awarded as a result of a participant’s election to take their annual bonus in the form of DSUs.	Upon date of termination, all vested and unvested options are cancelled.	Upon date of termination, all vested and unvested shares are forfeited.
Resignation	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Upon date of termination, all vested and unvested options are cancelled.	Vested shares are redeemable on the day employment terminates, and remain subject to the hold period. Unvested shares are forfeited.
Death	Vested units are redeemable on the date of death. Unvested units are forfeited.	Options continue to vest and are exercisable for six months following date of death(1) after which all unexercised options are cancelled immediately.	Vested shares are redeemable on the date of death, and remain subject to the hold period. Unvested shares are forfeited.
__________________________
(1)    Up to but not beyond the expiry date of options.
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

Size, Independence and Composition of Our Board
The size of our Board currently is set at a minimum of four members and a maximum of sixteen members or such number in excess thereof as the shareholders may determine, with (i) at least two directors being local residents of Bermuda, (ii) no more than three directors being resident in any one other country (aside from Bermuda), (iii) no more than two directors elected by holders of class A exchangeable shares being resident in any one other country (aside from Bermuda) and (iv) no more than two directors elected by holders of class B shares being resident in any one other country (aside from Bermuda), provided that the Board may, at its discretion, increase or decrease the residency requirements.
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
Election and Removal of Directors
In the election of directors, holders of class A exchangeable shares are entitled to elect one-half of the Board. The BNT Trust, which holds all of the class B shares, is entitled to elect the other one-half of the Board. Consistent with Brookfield Corporation, our bye-laws provide for cumulative voting. Accordingly, our bye-laws provide that each holder of shares of a class or series of shares of our company entitled to vote in an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder in the election of directors. A holder may cast all such votes in favor of one candidate or distribute such votes among its candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted.
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

Majority Voting Policy
Our Board has adopted a majority voting policy stipulating that, if the total number of shares voted in favor of the election of a director nominee represents less than a majority of the total shares voted and withheld for that director, the nominee will tender his or her resignation after the meeting. Within 90 days of the meeting, our Board will determine whether or not to accept a director’s resignation and will issue a press release announcing our Board’s decision, a copy of which will be provided to the TSX. Absent exceptional circumstances, our Board will accept the resignation. The resignation will be effective when accepted by our Board. If our Board determines not to accept a resignation, the press release will fully state the reasons for that decision. A director who tenders his or her resignation will not participate in a board meeting at which the resignation is considered. The majority voting policy does not apply in circumstances involving contested director elections.
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
•overseeing our company’s sustainability program and related practices;
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
•reviewing and approving the reports issued to shareholders, including annual and interim financial statements; and
•overseeing and reviewing our company’s whistleblowing policies and practices.
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
Service Contracts
There are no service contracts with directors that provide benefit upon termination of employment.
Board Diversity Policy
Our company is committed to enhancing the diversity of our Board. Our company’s view is that our Board should reflect a diversity of backgrounds relevant to its strategic priorities. This includes such factors as diversity of business expertise and international experience, in addition to geographic and gender diversity.
To achieve our Board of director’s diversity goals, our company adopted the following written policy:
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

Director Share Ownership Requirements
We believe that directors can better represent shareholders if they have economic exposure to our company themselves. We expect that directors of our company hold sufficient number of our class A exchangeable shares and/or Brookfield Class A Shares such that the acquisition costs of our class A exchangeable shares or Brookfield Class A Shares held by such directors is equal to at least two times their aggregate annual retainer for serving as a director of our company, as determined by our Board from time to time. Directors of our company are required to meet this requirement within five years of their date of appointment.
Effective January 1, 2025, Directors of our company are required to elect to receive 50% of their annual board fees in the form of DSUs of Brookfield Corporation until they have met the minimum share ownership for Directors. Once the minimum share ownership is met, Directors are required to receive 25% of their annual board fees in the form of DSUs of Brookfield Corporation.
Director Orientation and Education
New directors of our company are provided with comprehensive information about our company and our operating subsidiaries. Arrangements are made for specific briefing sessions from appropriate senior personnel to help new directors better understand our strategies and operations. They also participate in the continuing education measures discussed below.
Our Board receives annual operating plans for our business and more detailed presentations on particular strategies. Existing directors are invited to join the orientation sessions for new directors as a refresher. The directors have the opportunity to meet and participate in work sessions with management to obtain insight into the operations of our company and our operating subsidiaries. Directors are regularly briefed to ensure their understanding industry-related issues such as accounting rule changes, transaction activity, capital markets initiatives, significant regulatory developments, as well as trends in corporate governance. Additionally, all directors are required to maintain a current understanding of our company’s business and operations, industries and sectors in which we operate globally, material developments and trends in asset management and our company’s strategic initiatives.
Committees of the Board
The three standing Committees of our Board assist in the effective functioning of our Board and help ensure that the views of independent directors are effectively represented:
•Audit Committee;
•Governance and Nominating Committee; and
•Compensation Committee.
The responsibilities of these Committees are set out in written charters, which are reviewed and approved annually by our Board. It is our Board’s policy that all Committees must consist entirely of independent directors. Special committees may be formed from time to time to review particular matters or transactions. While our Board retains overall responsibility for corporate governance matters, each standing Committee has specific responsibilities for certain aspects of corporate governance in addition to its other responsibilities, as described below.

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
Governance and Nominating Committee
The Governance and Nominating Committee is comprised of: William Cox, Michele Coleman Mayes, Lars Rodert and Anne Schaumburg. It is the responsibility of the Governance and Nominating Committee, in consultation with the Chair, to assess from time to time the size and composition of our Board and its Committees, to review the effectiveness of our Board operations and its relations with management, to assess the performance of our Board, its Committees and individual directors, to review our company’s statement of corporate governance practices and to review and recommend the directors’ compensation. Our Board has implemented a formal procedure for evaluating the performance of our Board, its Committees and individual directors where the Governance and Nominating Committee reviews the performance of our Board, its Committees and the contribution of individual directors on an annual basis.
The Governance and Nominating Committee is responsible for reviewing the credentials of proposed nominees for election or appointment to our Board and for recommending candidates for membership on our Board, including the candidates proposed to be nominated for election to our Board at the annual meeting of shareholders. To do this, the Governance and Nominating Committee maintains an “evergreen” list of candidates to ensure outstanding candidates with needed skills can be quickly identified to fill planned or unplanned vacancies. Candidates are assessed in relation to the criteria established by our Board to ensure that our Board has the appropriate mix of talent, quality, skills, diversity, perspectives and other requirements necessary to promote sound governance and the effectiveness of our Board. The Governance and Nominating Committee is responsible for overseeing our company’s approach to sustainability matters, which includes a review of our company’s current and proposed sustainability initiatives and any material disclosures regarding sustainability matters.
Compensation Committee
The Compensation Committee is responsible for reviewing and reporting to our Board on management resource matters, including ensuring a diverse pool for succession planning, the job descriptions and annual objectives of senior executives, the form of executive compensation in general including an assessment of the risks associated with the compensation plans and the levels of compensation of the senior executives. The Compensation Committee annually assesses the performance of the Chief Executive Officer, taking into consideration the business operations and objectives of the company. The Compensation Committee also reviews, in consultation with the Chief Executive Officer, the performance of senior management. In addition, the Compensation Committee is responsible for reviewing any allegations of workplace misconduct claims that are brought to the Committee’s attention through our company’s ethics hotline, a referral from our company’s human resources department.
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
Board, Committee and Director Evaluation
Our Board believes that a regular and formal process of evaluation improves the performance of our Board as a whole, the Committees and individual directors. A survey is sent annually to independent directors inviting comments and suggestions on areas for improving the effectiveness of our Board and its Committees. The results of the survey are reviewed by the Governance and Nominating Committee, and any recommendations from the Governance and Nominating Committee are sent to our Board as required. Each independent director also receives a self-assessment questionnaire and all directors are required to complete a skill-set evaluation which is used by the Governance and Nominating Committee for planning purposes. The Chair also holds private interviews with each non-management director annually to discuss the operations of our Board and its Committees, and to provide any feedback on the individual director’s contributions.
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

Code of Business Conduct and Ethics
Our company’s policy is that all its activities be conducted with the utmost honesty, integrity, fairness and respect and in compliance with all legal and regulatory requirements. To that end, our company maintains a Code of Business Conduct and Ethics, a copy of which is available on our website at https://bnt.brookfield.com and has been filed on our SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov. The Code of Business Conduct and Ethics sets out the guidelines and principles for how directors and employees should conduct themselves as members of our team. Preserving our corporate culture is vital to the organization and following the Code of Business Conduct and Ethics will help us do that.
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
6.D    EMPLOYEES
We have over 5,000 full time employees located primarily in Canada, the U.S., United Kingdom, the Cayman Islands, and Bermuda. These employees are responsible for the execution of all material aspects of the business including management, underwriting, oversight and decision-making responsibilities.
Up until March 22, 2024, we received the services of our company’s Chief Executive Officer, Chief Financial Officer and Chief Investment Officer, as well as certain administrative support services under the terms of the Administration Agreement. Such services including support for payroll processing and administration, benefits administration, support for equity compensation administration and reporting, information technology systems and support and the provision of office space. The services provided to us by Brookfield under the Administration Agreement will be provided on a cost-recovery basis. Effective March 22, 2024, our company internalized the services of the Chief Executive Officer, Chief Financial Officer and Chief Investment Officer and now employs these individuals directly. See below under the heading “Material Contracts — The Administration Agreement”. We may also outsource some of our administrative services to third parties, in each case on market terms.

6.E    SHARE OWNERSHIP
As of March 25, 2025, the directors and officers of our company, and their respective associates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, approximately 5% of the outstanding class A exchangeable shares. The following table shows the number of Class A exchangeable shares held by each of the directors and officers of our company as of March 25, 2025:

Name	Title	Number of class A exchangeable shares	Percentage of total class A exchangeable shares
Barry Blattman	Director	747,759	*
Soonyoung Chang	Director	—	—
William Cox	Director	5,965	*
Michele Coleman Mayes	Director	—	—
Gregory Morrison	Director	—	—
Lori Pearson	Director	133,024	*
Lars Rodert	Director	—	—
Anne Schaumburg	Director	1,450	*
Sachin Shah	Director and Chief Executive Officer	807,403	*
Jay Wintrob	Director	—	—
Thomas Corbett	Chief Financial Officer	10,124	*
Paul Forestell	Managing Partner and Chief Actuary	—	—
Lorenzo Lorilla	Chief Investment Officer	—	—
Michael McRaith	Vice Chair	—	*
__________________________
* Represents less than 1% of the applicable total.
6.F    DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION
Not applicable.

ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A    MAJOR SHAREHOLDERS
The table below presents information as of March 25, 2025 regarding each person or entity that beneficially owns 5% or more of our class A exchangeable shares and class B shares. Our class A exchangeable shares held by the principal shareholders listed below do not entitle such shareholders to different voting rights than those of other holders of our class A exchangeable shares.

Name	Class A Exchangeable Shares Beneficially Owned (1)(3)		Class B Shares Beneficially Owned(1)(2)
	Number	Percentage(2)	Number	Percentage
Bruce Flatt(4)	15,837,042	9.9%	—	—
BNT Trust	—	—%	24,000	100%
PVII(5)	8,213,563	9.9%	—	—
__________________________
(1)    Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.
(2)    The BNT Trust beneficially owns all of our class B shares. The BNT Trust is entitled to elect half of our Board and approve all other matters requiring shareholder approval. See Item 10.B “Memorandum and Articles of Association – Class B Shares – Election of Directors”.
(3) Our bye-laws provide that no holder shall be permitted to exercise more than 9.9% of the total votes attaching to the class A exchangeable shares. Accordingly, the percentages shown reflect the voting power attaching to the shares owned by Mr. Flatt and Partners Value Investments Inc., respectively, based on the voting adjustment mechanics in our bye-laws. See Item 10.B “Memorandum and Articles of Association – Voting Rights of Class A Exchangeable Shares”.
(4)    Mr. Flatt, directly and indirectly (including in certain instances through non-controlling interests), owns 15,837,042 class A exchangeable shares, which represents 36.44% of the issued and outstanding class A exchangeable shares based on 43,449,884 class A exchangeable shares outstanding on March 25, 2025.
(5)    PVII holds 8,213,563 class A exchangeable shares through its wholly-owned subsidiary, PVII BN Holdings LP, which represents 18.90% of the issued and outstanding class A exchangeable shares based on 43,449,884 class A exchangeable shares outstanding on March 25, 2025.
To our knowledge, other than as disclosed in the table above, our other filings with the SEC, public disclosure, including without limitation Schedule 13 filings, and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder, with a holding of 5% or greater, since December 31, 2021.
To the knowledge of the directors and officers of the company, there are no other persons or corporations, or any foreign governments, that beneficially own, exercise control or direction over, have contractual arrangements such as options to acquire, or otherwise hold voting securities of the company carrying more than 5% of the votes attached to any class of outstanding voting securities of our company.
As of March 25, 2025, 12,875 out of our 43,449,884 outstanding class A exchangeable shares were held by 621 holders of record in the United States, not including class A exchangeable shares held of record by DTC. As of March 25, 2025, DTC was the holder of record of 19,106,996 class A exchangeable shares.

7.B    RELATED PARTY TRANSACTIONS
Our exchangeable shares have been structured with the intention of providing an economic return equivalent to the Brookfield Class A Shares due to each exchangeable share (i) being exchangeable at the option of the holder for one Brookfield Class A Share or its cash equivalent (the form of payment to be determined at the election of Brookfield Corporation), subject to certain limitations as more fully described in this Form 20-F, and (ii) receiving distributions at the same time and in the same amounts as dividends on the Brookfield Class A Shares. Therefore, we expect that the market price of our exchangeable shares should be impacted by the market price of the Brookfield Class A Shares and the business performance of Brookfield Corporation (including as a result of its investment in BAM). Brookfield Corporation is the sole holder, directly or indirectly, of all of our class C shares, which entitle Brookfield Corporation to all of the residual value in our company after payment in full of the amount due to holders of exchangeable shares and class B shares (consisting of any declared and unpaid distributions, and the delivery of Brookfield Class A Shares or the cash equivalent on a redemption or liquidation) and subject to the prior rights of holders of Preferred Shares. We believe this residual economic interest, together with the mechanisms to create economic equivalence between the exchangeable shares and Brookfield Class A Shares, creates alignment between the interests of Brookfield Corporation and our shareholders since an investment in our exchangeable shares provides investors with the same economic exposure to the broader business of Brookfield Corporation as an investment in the Brookfield Class A Shares.
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
Brookfield Corporation holds all of the class C shares, which entitle it to all of the residual value in our company after payment in full of the amount due to holders of class A exchangeable shares, class A-1 exchangeable shares (if any) and class B shares (consisting of any declared and unpaid distributions, and the delivery of Brookfield Class A Shares or the cash equivalent on a redemption or liquidation) and subject to the prior rights of holders of Preferred Shares, if any. Brookfield Corporation will, however, have a consent right over certain matters regarding our company and the right to commence a liquidation of our company upon the occurrence of certain events. See Item 10.B “Memorandum and Articles of Association — Rights Agreement” for a further description of the Rights Agreement, Item 10.B “Memorandum and Articles of Association — Class A Exchangeable Shares and Class A-1 Exchangeable Shares — Redemption”, Item 10.B “Memorandum and Articles of Association — Class C Shares — Conversion of Tendered Class A Exchangeable Shares”, Item 10.B “Memorandum and Articles of Association — Class C Shares — Voting” and Item 10.B “Memorandum and Articles of Association — Comparison of the Rights of Holders of Exchangeable Shares and Brookfield Class A Shares — Shareholder Resolution Approvals”.
For a description of certain related party transactions, please see Note 26, “Related Party Transactions” in the notes to the consolidated financial statements.

Conflicts of Interest
Brookfield is a global alternative asset manager with a substantial amount of assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies, and strategies. Brookfield’s activities include, among others: (a) investment and asset management; (b) sponsoring, offering and managing private and public investment vehicles, including vehicles with proprietary and/or third-party capital, that invest in the global fixed income, currency, commodity, equities, debts, loans, private equity, private debt and other markets; (c) managing and investing insurance and reinsurance capital; (d) developing, constructing, owning, managing, operating and servicing a diverse portfolio of real estate assets, renewable power, infrastructure, private equity, and other companies and assets held by investment vehicles, including among others residential, commercial, logistics, hospitality, storage and mixed-use real estate, data, transport, utilities, midstream, and other infrastructure assets, hydro, wind, solar, distributed energy, sustainable solutions and other renewable power and climate transition assets, and other businesses and assets that provide essential products and services; (e) providing capital and financing solutions, including value-driven, opportunistic and bespoke credit and financing structures, as well as financial advisory, business development, capital markets, underwriting and syndication, and other financial services to its investment vehicles and third-parties; and (f) other activities.
As noted in this Form 20-F, we refer to our company as a paired entity to Brookfield Corporation – our exchangeable shares are exchangeable into Brookfield Corporation shares on a one-for-one basis, holders of our exchangeable shares are entitled to receive dividends equal to those received by holders of Brookfield Class A Shares, and Brookfield Corporation is entitled to the residual economic interest in our company through its ownership, of all of the issued and outstanding class C shares. In addition, Brookfield Corporation (which is the primary vehicle through which Brookfield owns ownership interests in assets, businesses and investment vehicles) holds an approximate 73% interest in BAM, (which is the primary vehicle through which Brookfield provides investment advisory and related services to Brookfield Accounts) creating a significant economic alignment between Brookfield Corporation and BAM and, by extension, between our company and BAM. As noted elsewhere, Brookfield Accounts include Brookfield-sponsored public and private investment vehicles and programs managed on behalf of third-party investors and Brookfield proprietary accounts, including private funds, publicly listed issuers, joint ventures, partnerships, consortiums, separate accounts, co-investment vehicles, sidecar vehicles, region-, strategy-, and sector-specific vehicles, and insurance companies.
In light of the alignment of interests among our company, Brookfield Corporation and BAM, and as noted in this Form 20-F, a key element of our business strategy is to leverage Brookfield’s broader investment, operational and financial platform for our benefit. We leverage Brookfield’s broader business platform’s experience, expertise, reach, relationships, connectivity and positioning to enhance and optimize our investments, operations and other business activities across industries, sectors, geographies and strategies, including in connection with the sourcing of investment opportunities and deal flow, financial resources, access to capital markets and operating needs. Overall, we believe that this is in our best interests because we believe that access to and the ability to leverage Brookfield’s broader business platform will enhance our capabilities and increase our value. This forms an integral part of our operations.

We rely on Brookfield’s broader business platform to provide us with: (a) investment advisory and portfolio management services relating to our insurance company subsidiaries, investment vehicles and our other direct and indirect investments, including Brookfield Accounts in which we invest and their investments, (b) operational services to assets and portfolio companies in which we invest (including indirectly through our interests in other Brookfield Accounts), and (c) additional investment, operational and financial support. This reliance results in, among other things, our company: (a) investing in or alongside Brookfield Accounts, (b) investing in securities, loans, structured financings, and/or other financial instruments issued by Brookfield Accounts and/or portfolio companies thereof and/or syndicated by Brookfield-related parties, (c) investing in different parts of an issuer’s or portfolio company’s capital structure (relative to investments made by other Brookfield Accounts), (d) transacting with Brookfield Accounts, including in respect of investments, other assets and/or services, (e) providing financing, refinancing and/or other loans to Brookfield Accounts and/or portfolio companies or investments thereof for acquisition, investment, financing, working capital, and/or other purposes, (f) providing acquisition financing and other capital solutions to purchasers of assets sold by Brookfield Accounts, (g) warehousing investments on behalf of Brookfield Accounts, and (h) retaining Brookfield-related parties for operational, management and/or other services relating to assets and portfolio companies in which we invest, including indirectly through Brookfield Accounts. In addition, from time to time, Brookfield personnel will participate in investments alongside our company, where we and Brookfield believe it would be in our company’s best interests.

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

Transactions between our company, on the one hand, and Brookfield and/or Brookfield Accounts, on the other hand, will be carried out on terms (including compensation terms) that Brookfield deems to be fair and reasonable under the circumstances, in accordance with applicable regulatory requirements, including insurance-related regulatory requirements, and in certain cases will require our express consent. Brookfield will seek to manage all potential and/or actual conflicts situations in a manner that is in the best interests of its client accounts, including our company and other Brookfield Accounts, in accordance with its fiduciary duties. In considering (and furthering) our best interests, Brookfield will take into account the overall alignment of interests between, and expected long-term relationship among, our company and Brookfield, as well as our key business strategy of seeking to benefit from Brookfield’s broader business platform, which could result in resolution of one or more conflicts considerations differently than they would be resolved absent such considerations. Among other things, these considerations are expected to impact the terms of transactions agreed to, and the resolution of potential adverse situations, between our company, on the one hand, and Brookfield or other Brookfield Accounts, on the other hand. Brookfield expects to manage our interests in such situations in the same manner as if it were managing its own interests. As noted above, we believe that this is in our best interests, particularly in light of the alignment of interests among our company, Brookfield Corporation and BAM, which ensures Brookfield’s interest in our long-term success and our reciprocal interest in the long-term success of Brookfield’s broader business platform and, as a result, modifies the duties (including fiduciary and/or other duties) that Brookfield otherwise would owe to us.
A more detailed description of potential and/or actual conflicts of interest considerations that arise in connection with Brookfield’s management of its business and investment platform, including as between Brookfield, on the one hand, and Brookfield Accounts (including Brookfield Accounts in which we invest), on the other hand, as well as the manner in which they are expected to be resolved, is set out in the Forms ADV (which are available at https://adviserinfo.sec.gov) for the following advisers: Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., Brookfield Asset Management Private Institutional Capital Adviser US, LLC, Brookfield Asset Management Private Institutional Capital Adviser (Private Equity), L.P., Brookfield Asset Management Private Institutional Capital Adviser (Credit), LLC, Brookfield Renewable Energy Group LLC and Brookfield Asset Management Credit and Insurance Solutions Advisor LLC.
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

Moreover, our company’s activities are carried out through various insurance company subsidiaries, investment vehicles and accounts, including third-party cedent accounts – i.e., reinsurance counterparties – that hold assets backing liabilities reinsured or retroceded to our company in respect of which we have all of the economic risk. Subject to applicable regulatory requirements, including insurance-related regulatory requirements relating to transactions among our subsidiaries and accounts and overarching obligations to our insurance subsidiaries’ policyholders, Brookfield generally manages all of our investment vehicles and accounts as a single aggregated investment vehicle or portfolio of assets for the ultimate benefit of our company and makes allocations among the accounts taking into account each account’s investment guidelines, including constraints on issuer exposure and types of investments, the account’s risk and return targets, and other portfolio construction considerations deemed relevant by Brookfield. In addition, Brookfield manages our company’s subsidiaries, investment vehicles and accounts alongside third-party accounts that participate in the same investment opportunities, which also will give rise to certain potential and/or actual conflicts of interest considerations. A description of these considerations and the manner in which they are resolved is set out in Brookfield Asset Management Credit and Insurance Solutions Advisor LLC’s Form ADV disclosures, which are available at https://adviserinfo.sec.gov. Brookfield Asset Management Credit and Insurance Solutions Advisor LLC’s Form ADV disclosures are not part of this annual report.
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
ITEM 9    THE OFFER AND LISTING
9.A    OFFER AND LISTING DETAILS
The class A exchangeable shares are listed on the NYSE and the TSX under the symbol “BNT”. Our class A exchangeable shares began trading on the NYSE and the TSX on June 28, 2021.
9.B    PLAN OF DISTRIBUTION
Not applicable.
9.C    MARKETS
See Item 9.A “Offer and Listing Details”.
9.D    SELLING SHAREHOLDERS
Not applicable.
9.E    DILUTION
Not applicable.
9.F    EXPENSES OF THE ISSUE
Not applicable.

ITEM 10    ADDITIONAL INFORMATION
10.A    SHARE CAPITAL
Not applicable.
10.B    MEMORANDUM AND ARTICLES OF ASSOCIATION
Our authorized share capital consists of: (i) 1,000,000,000 class A exchangeable shares; (ii) 500,000,000 class A-1 exchangeable shares; (iii) 500,000 class B shares; (iv) 1,000,000,000 class C shares; (v) (a) 1,000,000,000 Class A Junior Preferred Shares (issuable in series), and (b) 1,000,000,000 Class B Junior Preferred Shares (issuable in series), which we refer to together with the Class A Junior Preferred Shares as the Junior Preferred Shares; and (vi) (a) 100,000,000 Class A Senior Preferred Shares (issuable in series), and (b) 100,000,000 Class B Senior Preferred Shares (issuable in series), which we refer to together with the Class A Senior Preferred Shares as the Senior Preferred Shares, and collectively with the Junior Preferred Shares, as the Preferred Shares.
As of March 25, 2025, there were 43,449,884 Class A Exchangeable Limited Voting Shares, 24,000 Class B Limited Voting Shares, and 201,116,647 Class C Non-Voting Shares.
Limitations on Rights to Own Securities
Other than the Regulatory Condition (as defined herein), and subject to regulatory filings, approvals and/or consents, as required, there are no limitations on the rights to own our securities. Such regulatory notification and approval obligations apply in certain jurisdictions at certain ownership thresholds, as further described in this Form 20-F.
Class A Exchangeable Shares and Class A-1 Exchangeable Shares
The following description of class A exchangeable shares and class A-1 exchangeable shares sets forth certain general terms and provisions of the class A exchangeable shares and class A-1 exchangeable shares, as applicable. This description is in all respects subject to and qualified in its entirety by applicable law and the provisions of our company’s bye-laws. Through the rights and governance structures described in this Form 20-F, each exchangeable share is intended to provide its holder with an economic return that is equivalent to that of a Brookfield Class A Share. Consequently, we expect that the market price of our class A exchangeable shares, should be impacted by the market price of the Brookfield Class A Shares and the business performance of Brookfield Corporation. Except for the voting rights and the conversion rights described below, the rights, privileges, restrictions and conditions attached to the class A exchangeable shares as a class and the class A-1 exchangeable shares as a class are identical in all respects. As of the date of this Form 20-F, there are no class A-1 exchangeable shares outstanding.
Voting Rights of Class A Exchangeable Shares
Each holder of class A exchangeable shares will be entitled to receive notice of, and to attend and vote at, all meetings of our shareholders, other than meetings at which only holders of a specified class or series of shares are entitled to vote or as otherwise required by law. Except as set out below under the heading“— Election of Directors”, and subject to the 9.9% voting restriction described in further detail below, each holder of class A exchangeable shares will be entitled to cast one vote for each class A exchangeable share held at the record date for determination of shareholders entitled to vote on any matter. Notwithstanding the foregoing, no holder of class A exchangeable shares is permitted to vote more than 9.9% of the outstanding class A exchangeable shares of our company, even if such holder’s ownership exceed 9.9% of the outstanding class A exchangeable shares of our company. Instead, any class A exchangeable share held by a shareholder that exceeds the aforementioned 9.9% threshold will be deemed to carry no voting rights in the hands of such holder, and such voting will be re-allocated pro rata among all other holders of class A exchangeable shares based on their shareholdings. In the event that the re-allocation of voting rights would result in the creation of a new shareholder being able to vote more than 9.9% of the outstanding class A exchangeable shares of our company, such re-allocation will occur repeatedly until there is no shareholder with more than 9.9% of the voting rights.

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
The Conversion Right will be exercisable in accordance with the share conditions, which are attached to the bye-laws. The right of conversion may be exercised, provided the Regulatory Condition is satisfied, by notice in writing given to the transfer agent (a “Conversion Notice”), which notice shall specify the number of class A-1 exchangeable shares that the class A-1 exchangeable shareholder desires to have converted. No Conversion Notice will be accepted during (i) the calendar month in which quarterly distributions are paid to the holders of exchangeable shares, or (ii) during the period commencing ten business days prior to the record date for any special dividend or stock distribution and up to and including on the payment date for such dividend (the “Conversion Blackout Period”). If a holder of class A-1 exchangeable shares holds such class A-1 exchangeable shares through a broker, such holder may contact its broker to request a conversion on such holder’s behalf.

A converting holder will have no further right, with respect to any class A-1 exchangeable shares so converted, to receive any distributions on such shares with a record date on or after the date on which a Conversion Notice is given to the transfer agent (the “Conversion Notice Date”), without regard to the time of day on the Conversion Notice Date at which the exchange is completed. For greater certainty, a converting holder will, despite a notice of conversion being delivered, be entitled to receive any distributions on class A exchangeable shares and class A-1 exchangeable shares that have a record date prior to the Conversion Notice Date.
In accordance with the bye-laws, Brookfield, as the holder of class C shares, is entitled, from time to time, to convert any exchangeable shares held by it or its subsidiaries (whether acquired by Brookfield pursuant to an exchange of exchangeable shares or otherwise) into class C shares, which, if exercised, will cause the number of outstanding exchangeable shares to be reduced by the number of exchangeable shares converted and correspondingly increase the number of class C shares outstanding.
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

Exchange by Holder
At any time before the 15th business day prior to the date of any redemption, holders of exchangeable shares shall have the right to exchange all or a portion of their exchangeable shares with Brookfield Corporation for one Brookfield Class A Share per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or Brookfield Corporation as described below under the heading “— Adjustments to Reflect Certain Capital Events”) or its cash equivalent based on the NYSE closing price of one Brookfield Class A Share on the date that the request for exchange is received by our transfer agent (or if not a trading day, the next trading day thereafter) plus all unpaid distributions, if any (the form of payment to be determined at the sole election of Brookfield Corporation), subject to certain limitations described below if Brookfield Corporation is unable to maintain an effective registration statement. If you hold exchangeable shares through a broker, please contact your broker to request an exchange on your behalf. If you are a registered holder of exchangeable shares, please contact our transfer agent and follow the process described below.
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
Each holder of exchangeable shares who wishes to exchange one or more of his or her exchangeable shares with Brookfield Corporation for Brookfield Class A Shares or its cash equivalent is required to complete and deliver a notice of exchange in the form available from our transfer agent. Upon receipt of a notice of exchange, Brookfield Corporation shall, subject to the remarketing mechanisms described below, within ten business days after the date that the notice of exchange is received by our transfer agent, or the specified exchange date, deliver to the tendering holder of exchangeable shares, in accordance with instructions set forth in the notice of exchange, one Brookfield Class A Share per exchangeable share held (subject to adjustments in the event of certain capital events by our company or Brookfield Corporation as described below under the heading “— Adjustments to Reflect Certain Capital Events”) or its cash equivalent based on the NYSE closing price of one Brookfield Class A Share on the date that the request for exchange is received by our transfer agent (or if not a trading day, the next trading day thereafter) plus all unpaid distributions, if any (the form of payment to be determined at the sole election of Brookfield Corporation). Notwithstanding the foregoing, for so long as there is not an effective registration statement with respect to the delivery of Brookfield Class A Shares in connection with the exchange right, Brookfield Corporation will not be able to effect exchanges for Brookfield Class A Shares and will not be required to effect exchanges for cash that would result in the payment of an amount in excess of $5,000,000 in the aggregate over any 30 consecutive calendar day period; provided that such limit will not apply for more than 90 consecutive calendar days during any 12 calendar month period. Upon completion of the exchange of any exchangeable shares as described herein, the holder of exchangeable shares who has exchanged their exchangeable shares will have no further right, with respect to any exchangeable shares so exchanged, to receive any distributions on the exchangeable shares on or after the date on which such exchangeable shares are exchanged. For greater certainty, a tendering holder will, despite a notice of exchange being delivered, be entitled to receive any distributions on the exchangeable shares that have a record date or otherwise accrued prior to the date on which such notice of exchange is received.

Subject to the limitations on exchange as described above, in the event that a tendering holder of exchangeable shares has not received the number of Brookfield Class A Shares or its cash equivalent (the form of payment to be determined by Brookfield Corporation in its sole discretion) in satisfaction of the tendered exchangeable shares on or prior to the specified exchange date, then, pursuant to the Rights Agreement, the holder of the subject exchangeable shares, or the rights agent, on behalf of the holder of the subject exchangeable shares, will have the right to institute and maintain any suit, action or proceeding against Brookfield Corporation to enforce the obligations of Brookfield Corporation to exchange our exchangeable shares for Brookfield Class A Shares (or their cash equivalent) plus unpaid distributions. The Rights Agreement is available electronically on our SEDAR+ profile at www.sedarplus.ca. For a further description of the Rights Agreement, see above under the heading “Memorandum and Articles of Association — Rights Agreement” and below under the heading “Material Contracts — Rights Agreement”.
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

Recirculation of Exchangeable Shares. Brookfield Corporation may, in certain circumstances as further described in our bye-laws, transfer the exchangeable shares acquired by Brookfield Corporation upon an exchange (the “Recirculation Right”). The Recirculation Right allows the exchangeable shares of our company that are acquired by Brookfield Corporation, following exchange to remain in circulation under certain circumstances, thereby supporting our company’s efforts to enhance liquidity for our shareholders. The Recirculation Right may be exercised by Brookfield Corporation provided that prior notice of the transfer is given to our company confirming (i) the number of exchangeable shares to be transferred (the “recirculated exchangeable shares”), (ii) the approval by the Brookfield Corporation board of directors of the issuance of the Brookfield Class A Shares issuable on exchange of the recirculated exchangeable shares (the “Additional Brookfield Class A Shares”), (iii) if the exchangeable shares are then listed on any stock exchange, the approval of the stock exchange for the listing of the Additional Brookfield Class A Shares and (iv) the satisfaction by Brookfield Corporation of the securities laws applicable to the transfer (provided that this shall not be interpreted as requiring our company to register such recirculated exchangeable share).
Because the exchangeable shares remain outstanding immediately following any exchange by holders of our exchangeable shares, such exchanges do not have any impact on the company’s financial statements. As described below, in accordance with the bye-laws, Brookfield, as the holder of the class C shares, is entitled, from time to time, to convert any exchangeable shares held by it or its subsidiaries (whether acquired by Brookfield pursuant to an exchange of exchangeable shares or otherwise) into class C shares. In the event that Brookfield exercises its right to convert exchangeable shares into class C shares, the number of exchangeable shares outstanding will be reduced by the number of exchangeable shares converted and there will be a corresponding increase in the number of class C shares outstanding.
Redemption
Our Board will have the right, subject to the prior written consent of Brookfield Corporation, as the sole holder, directly or indirectly, of the class C shares, and upon 60 days’ prior written notice to holders of exchangeable shares, to redeem all of the then outstanding exchangeable shares at any time and for any reason, in its sole discretion and subject to applicable law, including without limitation following the occurrence of any of the following redemption events: (i) the total number of class A exchangeable shares outstanding decreases by 50% or more over any six-month period; (ii) the daily market value of the class A exchangeable shares (based on the closing price on the NYSE on each trading day) (A) is less than $250 million for more than six consecutive months or (B) decreases by 50% or more from its high over any three-month period; (iii) a person acquires 90% of the Brookfield Class A Shares in a take-over bid (as defined by applicable securities law); (iv) shareholders of Brookfield Corporation approve an acquisition of Brookfield Corporation by way of arrangement, amalgamation or similar transaction; (v) shareholders of Brookfield Corporation approve a restructuring or other reorganization of Brookfield Corporation or a liquidation, insolvency or winding-up of Brookfield Corporation is pending; (vi) there is a pending sale of all or substantially all of Brookfield Corporation’s assets; (vii) there is a change of law (whether by legislative, governmental or judicial action), administrative practice or interpretation, or a change in circumstances of our company and our shareholders, that may result in adverse tax consequences for our company or our shareholders; or (viii) our Board, in its sole discretion, concludes that the holders of exchangeable shares are adversely impacted by a fact, change or other circumstance relating to our company. For greater certainty, shareholders do not have the ability to vote on such redemption and the board’s decision to redeem all of the then outstanding exchangeable shares will be final.
Upon any such redemption event, the holders of exchangeable shares shall be entitled to receive pursuant to such redemption one Brookfield Class A Share per exchangeable share held (subject to adjustment in the event of certain capital events by our company or Brookfield Corporation as described above under the heading “— Exchange by Holder — Adjustments to Reflect Certain Capital Events”) or its cash equivalent based on the NYSE closing price of one Brookfield Class A Share on the trading day immediately preceding the announcement of such redemption plus all unpaid distributions, if any (the form of payment to be determined at the election of our company).

Notwithstanding the foregoing, upon any redemption event, Brookfield Corporation may elect to acquire all of the outstanding exchangeable shares in exchange for one Brookfield Class A Share per exchangeable share held (subject to adjustment in the event of certain capital events by our company or Brookfield Corporation as described above under the heading “— Exchange by Holder — Adjustments to Reflect Certain Capital Events”) or its cash equivalent based on the NYSE closing price of one Brookfield Class A Share on the trading day immediately preceding the announcement of such redemption plus all unpaid distributions, if any (the form of payment to be determined at the election of Brookfield Corporation). Shareholders are not entitled to vote on Brookfield Corporation’s exercise of the overriding call right described in the preceding sentences.
Liquidation
Brookfield Corporation, as the sole holder, directly or indirectly, of our class C shares, will have the right, subject to applicable law, to require our company to commence a liquidation of our company following the occurrence of certain events. See Item 10.B “Memorandum and Articles of Association — Class C Shares — Liquidation” for more information.
Upon any liquidation, dissolution or winding up of our company or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, including whether substantially concurrent with the liquidation, dissolution or winding up of Brookfield Corporation or any other distribution of Brookfield Corporation’s assets among its shareholders for the purpose of winding up its affairs, and subject to the prior rights of holders of all classes and series of Senior Preferred Shares and any other class of shares of our company ranking in priority or ratably with the exchangeable shares and after the payment in full of any unpaid distributions, the holders of exchangeable shares shall be entitled to one Brookfield Class A Share per exchangeable share held (subject to adjustment in the event of certain capital events by our company or Brookfield Corporation as described above under the heading “— Exchange by Holder — Adjustments to Reflect Certain Capital Events”) or its cash equivalent based on the NYSE closing price of one Brookfield Class A Share on the trading day immediately preceding announcement of such liquidation, dissolution or winding up (the form of payment to be determined at the election of our company). If, upon any such liquidation, dissolution or winding up, the assets of our company are insufficient to make such payment in full, then the assets of our company will be distributed among the holders of exchangeable shares and class B shares ratably in proportion to the full amounts to which they would otherwise be respectively entitled to receive.
Notwithstanding the foregoing, upon any liquidation, dissolution or winding up of our company, Brookfield Corporation may elect to acquire all but not less than all of the outstanding exchangeable shares for one Brookfield Class A Share per exchangeable share (subject to adjustment in the event of certain capital events by our company or Brookfield Corporation as described above under the heading “— Exchange by Holder — Adjustments to Reflect Certain Capital Events”) plus all unpaid distributions, if any. The acquisition by Brookfield Corporation of all the outstanding exchangeable shares will occur on the day prior to the effective date of the liquidation, dissolution or winding up of our company. Shareholders are not entitled to vote on Brookfield Corporation’s exercise of the overriding call right described in the preceding sentences.
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

Treatment of Exchangeable Shares in Connection with a Takeover Bid, Issuer Bid or Tender Offer
The exchangeable shares are not Brookfield Class A Shares and will not be treated as Brookfield Class A Shares for purposes of the application of applicable Canadian and U.S. rules relating to takeover bids, issuer bids and tender offers. Neither Brookfield Class A Shares, the class A exchangeable shares or the class A-1 exchangeable shares are securities of the same class. As a result, holders of exchangeable shares will not be entitled to participate in an offer or bid made to acquire Brookfield Class A Shares, unless such offer is extended to holders of class A exchangeable shares and holders of the class A-1 exchangeable shares and holders of Brookfield Class A Shares will not be entitled to participate in an offer or bid made to acquire class A exchangeable shares or class A-1 exchangeable shares, unless such offer is extended to holders of Brookfield Class A Shares. In the event of a takeover bid for Brookfield Class A Shares, a holder of exchangeable shares who would like to participate would be required to first tender his or her exchangeable shares for exchange, in order to receive a Brookfield Class A Share, or the cash equivalent, at the election of Brookfield Corporation, pursuant to the exchange right. If an issuer tender offer or issuer bid is made for the Brookfield Class A Shares at a price in excess of the market price of the Brookfield Class A Shares and a comparable offer is not made for the exchangeable shares, then the exchange factor for the exchangeable shares may be adjusted. See above under the heading “— Exchange by Holder — Adjustments to Reflect Certain Capital Events” for more information on the circumstances in which adjustments may be made to the exchange factor.
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
Class B Shares
The following description of class B shares sets forth certain general terms and provisions of class B shares. This description is in all respects subject to and qualified in its entirety by reference to applicable law and the provisions of our company’s bye-laws. All of the outstanding class B shares are held by the BNT Trust.
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

Except as set out below under the heading “— Election of Directors”, or as otherwise expressly provided in our bye-laws or as required by law, all matters to be approved by shareholders must be approved by: (i) a majority or, where a higher threshold is specified under applicable law, the higher percentage of the votes cast by holders of class B shares who vote in respect of the resolution, and (ii) a majority or, where a higher threshold is specified under applicable law, the higher percentage of the votes cast by holders of class A exchangeable shares who vote in respect of the resolution.
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
Restrictions on Transfer
The class B shares may only be held by the BNT Trust, a company controlled by one or more of the Partners or Brookfield. However, Brookfield does not currently have any intention to hold any class B shares.
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

Distributions
The holder of class C shares will be entitled to receive distributions as and when declared by our Board subject to the prior rights of the holders of all classes and series of the Preferred Shares, class A exchangeable shares, class A-1 exchangeable shares, class B shares, and any other shares ranking senior to the class C shares with respect to priority in payment of distributions. The holder of our class C shares will be entitled to receive distributions if, as and when declared or authorized. Our Board has adopted a policy that, to the extent the Company pays any distributions on the class C shares, such distributions on the class C shares may be paid quarterly in an amount equal to our company’s Distributable Operating Earnings per class C share after payment of distributions on the class A exchangeable shares, class A-1 exchangeable shares, class B shares and any other shares ranking senior to the class C shares and after reasonable provision for any other applicable obligations and commitments. For the years ended December 31, 2024, 2023 and 2022, our company has not paid any distributions to the holder of class C shares. For further information on Distributable Operating Earnings (including a reconciliation), see Item 5.A “Operating Results—Non-GAAP Measures”.
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

Upon any liquidation, dissolution or winding up of our company, subject to the prior rights of holders of Preferred Shares and after the payment in full of the amount due to the holders of class A exchangeable shares, class A-1 exchangeable shares and class B shares described above under the heading “Memorandum and Articles of Association — Class A Exchangeable Shares and Class A-1 Exchangeable Shares and Class B Shares — Liquidation”, the remaining assets and property of our company will be distributed among the holders of class C shares.
Conversion of Tendered Exchangeable Shares
Subject to applicable law, the holder of class C shares will be entitled, from time to time, to convert any exchangeable shares held by it or its subsidiaries into class C shares. The number of class C shares (which may include a fraction of a class C share) that will be received on conversion of any exchangeable share will be equal to the number obtained by dividing the fair market value of a class A exchangeable share or class A-1 exchangeable shares, as applicable, by the fair market value of a class C share, in each case as determined by the board, which we refer to as the conversion number. If the conversion number from time to time is not equal to one, then the conversion will include any necessary subdivision or consolidation necessary to convert the class A exchangeable shares in the conversion number of class C shares.
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
Approval of Holders of Preferred Shares
The approval of the holders of a class of Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to such class of Preferred Shares as a class or in respect of any other matter requiring the consent of the holders of such class of Preferred Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of such class of Preferred Shares or passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of such class of Preferred Shares duly called for that purpose.
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

The Rights Agent and the Exchange Right
Pursuant to and subject to the terms and conditions set forth in our bye-laws and the Rights Agreement, holders of exchangeable shares may request to exchange all or a portion of their exchangeable shares with Brookfield Corporation for one Brookfield Class A Share per exchangeable share held (subject to adjustment to reflect certain capital events and certain other payment obligations in the case of a liquidation, dissolution or winding up of our company) or its cash equivalent (the form of payment to be determined at the election of Brookfield Corporation) plus unpaid distributions, if any. See above under the heading “Memorandum and Articles of Association — Exchange by Holder”.
Upon receipt of a notice of exchange, Brookfield Corporation will, within ten business days after the date that the notice of exchange is received by our transfer agent, which we refer to as the specified exchange date, deliver or cause to be delivered to the tendering holder of exchangeable shares, such Brookfield Class A Shares or the cash amount. Pursuant to the Rights Agreement, Brookfield Corporation has agreed that Brookfield Corporation will satisfy, or cause to be satisfied, the obligations pursuant to our bye-laws to exchange such subject exchangeable shares for Brookfield Class A Shares (or the cash amount) plus unpaid distributions.
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
Termination or Amendment
The Rights Agreement has a perpetual term and will terminate automatically on the earlier of such time as (i) no exchangeable shares (or securities or rights convertible into or exchangeable for or carrying rights to acquire exchangeable shares) are held by any person other than Brookfield or (ii) an amendment to the terms of the exchangeable shares that eliminates the right of the holders to exchange the exchangeable shares for Brookfield Class A Shares or its cash equivalent (plus unpaid distributions).
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
Under our company’s bye-laws, in addition to the approval by the Board, and consistent with Brookfield Corporation, any matter requiring the approval of holders of shares (excluding those matters that only require approval of our company’s class C shareholder) must be approved by a majority or, where a higher threshold is specified under applicable law, the higher percentage of the votes cast by holders of the exchangeable shares who vote in respect of the resolution; and by a majority or, where a higher threshold is specified under applicable law, the higher percentage of the votes cast by holders of class B shares who vote in respect of the resolution.
Further, like Brookfield Corporation, with respect to the election of directors, our company’s bye-laws provide for cumulative voting and our company has adopted a majority voting policy consistent with TSX requirements. See below under the heading “— Cumulative Voting”.

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
Shareholder Proposals
Under the OBCA, a registered or beneficial shareholder entitled to vote at a meeting of shareholders may submit a notice of any proposal to be raised at the meeting. If the corporation solicits proxies in connection with the meeting, the corporation shall set out the proposal in the management information circular for the meeting; provided that, among other things: (i) it is submitted at least 60 days before the anniversary of the date of the previous annual meeting, or, if the matter is proposed to be raised at a meeting other than the annual meeting, the date of a meeting other than the annual meeting; (ii) it has not been submitted in the last five years and did not obtain the required level of support; (iii) the person submitting the proposal is the registered or beneficial owner of shares that are entitled to be voted at a meeting of shareholders; and (iv) the right to submit a proposal is not being abused to enforce a personal claim or redress a personal grievance against the corporation or its directors, officers or securityholders. A proposal may include nominations for the election of directors if it is signed by holders of not less than 5% of the shares or 5% of the shares of a class or series of shares of the corporation entitled to vote at the meeting.
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
The Bermuda Act requires that the amount of shares that a company has authority to issue must be stated and specified in its memorandum of association. Under our bye-laws, we are authorized to issue 1,000,000,000 class A exchangeable shares, 500,000,000 class A-1 exchangeable shares, 500,000 class B shares, 1,000,000,000 class C shares, 1,000,000,000 Class A Junior Preferred Shares (issuable in series), 1,000,000,000 Class B Junior Preferred Shares (issuable in series), 100,000,000 Class A Senior Preferred Shares (issuable in series), and 100,000,000 Class B Senior Preferred Shares (issuable in series).
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

Our company’s bye-laws provide that the board is set at a minimum of four members and a maximum of sixteen members or such number in excess thereof as the shareholders may determine, with (i) at least two directors being local residents of Bermuda, (ii) no more than three directors being resident in any one other country (aside from Bermuda), (iii) no more than two directors elected by holders of class A exchangeable shares being resident in any other one country (aside from Bermuda), and (iv) no more than two directors elected by holders of class B shares being resident in any one other country (aside from Bermuda), provided that the board may, at its discretion, increase or decrease the residency requirements. In addition, our company’s bye-laws provide that, with respect to the directors elected by holders of class A exchangeable shares, no director or employee of Brookfield Corporation will be eligible to serve. Our company’s bye-laws may be amended to change the number of directors with the approval of a majority of the votes cast by holders of class A exchangeable shares and a majority of the votes cast by the class B shares, in each case who vote in respect of the amendment.
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
Our company’s Board, or the class of shareholders having the exclusive right to elect such director at any general meeting, shall have the power to appoint any person as a director to fill a vacancy on the Board occurring as a result of the death, disability, disqualification or resignation of any director. In all other cases, only the shareholders shall have the power to fill a vacancy on the board and the board shall forthwith call a general meeting of shareholders to fill such vacancy or vacancies arising; provided that if the Board fails to call a general meeting within 14 days of the vacancy arising, or if there are no directors then in office, then the secretary or any shareholder may summon the general meeting.

Fiduciary Duties of Directors
The OBCA provides that every director and officer of a corporation governed by the OBCA, in exercising his or her powers and discharging his or her duties, shall act honestly and in good faith with a view to the best interests of the corporation, and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Every director and officer of a corporation governed by the OBCA must comply with the provisions of the OBCA, the regulations thereunder, and the articles and by-laws and any unanimous shareholder agreement of such corporation. No provision in a contract, the articles, the bye-laws or any resolution relieves a director or officer from the duty to act in accordance with the OBCA or the regulations thereunder, or relieves him or her of liability for a breach of either, except where an unanimous shareholder agreement restricts the powers of the directors to manage the business and affairs of a corporation, in which case the shareholders incur the liabilities of the directors to the extent to which said powers are restricted and the directors are thereby relieved of their duties and liabilities.
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
Under Bermuda law, a director will be deemed not to be acting honestly and in good faith, in accordance with their statutory duty of good faith and common law duty to avoid a conflict of interest and not to make a secret profit, if the director fails to disclose at the first opportunity, at a meeting of the board of directors or in writing, an interest in any material contract or his or her material interest in any person that is a party to a material contract.
See above under the heading “Board Practices—Transactions in which a Director has an Interest” for further detail on conflicts of interest of directors.

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
Oppression Remedy
The OBCA provides an oppression remedy that enables the court to make any order, both interim and final, to rectify the matters complained of, if the court is satisfied upon the application by a complainant that: (i) any act or omission of a corporation or an affiliate effects or threatens to effect a result; (ii) the business or affairs of a corporation or an affiliate are or have been carried on or conducted in a manner; or (iii) the powers of the directors of a corporation or an affiliate are, have been or are threatened to be exercised in a manner that is oppressive or unfairly prejudicial to, or unfairly disregards the interest of, any security holder, creditor, director or officer of the corporation. A complainant means (i) a registered holder or beneficial owner, or a former registered holder or beneficial owner, of a security of a corporation or any of its affiliates; (ii) a director or an officer or a former director or officer of a corporation or of any of its affiliates; or (iii) any other person who, in the discretion of the court, is a proper person to make such application. Because of the breadth of conduct which can be complained of and the scope of the court’s remedial powers, the oppression remedy is very flexible and is sometimes relied upon to safeguard the interests of shareholders and other complainants with a substantial interest in the corporation.
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

10.C    MATERIAL CONTRACTS
The following are the only material contracts, other than the contracts entered into in the ordinary course of business, which (i) have been entered into by our company within the past two years or (ii) are otherwise material to our company:
1.Amended and Restated Rights Agreement dated March 21, 2023 between Brookfield Corporation, our company and the rights agent described below.
2.Second Amended and Restated Support Agreement dated October 29, 2024, between our company and Brookfield Corporation, described below.
3.Second Administration Agreement dated October 29, 2024 between our company and Brookfield Corporation, described below.
4.Trademark Sublicense Agreement dated June 28, 2021 between our company and Brookfield Corporation, described below.
5.Credit Agreement dated June 28, 2021, and as amended and restated on September 12, 2023, between BAM Re Holdings Ltd., NER SPC, NER Ltd., BAMR US Holdings LLC and BAC as borrowers, BAM Re Holdings Ltd., as guarantor, Brookfield Corporate Treasury Ltd., and Brookfield Treasury Management Inc., as lenders, as described below.
6.Equity Commitment Agreement dated June 28, 2021 between our company and Brookfield Corporation, described below.
Copies of the agreements noted above will be provided, free of charge, by our company and are available electronically on our EDGAR profile at www.sec.gov and on our SEDAR+ profile at www.sedarplus.ca. Written requests for such documents should be directed to our Corporate Secretary at Ideation House, First Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda, Tel: +1 (441) 405-7811. The following is a summary of the principal terms of some of our material contracts:
Support Agreement
Our company entered into the Support Agreement between our company and Brookfield Corporation dated June 28, 2021, as amended and restated on March 21, 2023 and October 29, 2024 (the “Support Agreement”), pursuant to which Brookfield Corporation has agreed to support the economic equivalence of the exchangeable shares and Brookfield Class A Shares for so long as exchangeable shares not owned by Brookfield are outstanding and there has not been an amendment to the exchange feature by agreeing to, among other things, take all actions reasonably necessary to enable our company to pay quarterly distributions, the liquidation amount or the amount payable on a redemption of exchangeable shares, as the case may be.
As set forth in the Support Agreement, we may, from time to time, where it is in the best interest of our subsidiaries and their policyholders to do so, appoint BAM as the investment manager. Brookfield Corporation has also agreed that it will, or will cause the appropriate Brookfield entity, to accept such appointment. For more information, see below under the heading “— Investment Management Agreements” for the terms of the Investment Management Agreements.

Rights Agreement
The rights agent, our company, and Brookfield Corporation entered into the Rights Agreement dated June 28, 2021, as amended and restated on March 21, 2023 (the “Rights Agreement”), pursuant to which Brookfield Corporation has agreed that on the applicable specified exchange date with respect to any exchangeable shares submitted for exchange, Brookfield Corporation will satisfy, or cause to be satisfied, the obligations pursuant to our bye-laws to exchange such subject exchangeable shares for Brookfield Class A Shares or its cash equivalent plus any unpaid distributions. For more information, see Item 10.B “Memorandum and Articles of Association — Rights Agreement”.
The Administration Agreement
Brookfield Corporation provides administrative services to our company on a cost recovery basis under the Administration Agreement entered into on June 28, 2021, as amended and restated on August 5, 2022 and March 22, 2024, and on October 29, 2024 (the “Administration Agreement”). The following is a summary of certain provisions of the Administration Agreement and is qualified in its entirety by reference to all of the provisions of the agreement. Because this description is only a summary of the Administration Agreement, it does not necessarily contain all of the information that you may find useful, and we therefore urge you to review the Administration Agreement in its entirety. The Administration Agreement is available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR+ at www.sedarplus.ca.
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
Investment Management Agreements
We have entered into investment management agreements (the “Investment Management Agreements”) appointing BAM as the investment manager of certain of our assets and accounts, including assets backing the liabilities assumed by us under our insurance and reinsurance arrangements, and any assets held as surplus. Depending on the structure of the reinsurance arrangement, Brookfield may enter into such Investment Management Agreements with us or directly with the ceding company that is our counterparty to such reinsurance arrangements.
Subject to the terms of the Investment Management Agreements, BAM has discretionary authority to manage the investment and reinvestment of the funds and assets of the accounts holding the assets backing the assumed liabilities in accordance with the investment guidelines specified therein. The investment guidelines will generally permit BAM to invest such assets in a wide range of private and/or public debt, loans, securitizations, structured products, loan originations and other credit instruments or lending opportunities, co-investments, and other types of investment arrangements, including investments in Brookfield Accounts, in certain cases determined by the investment manager or any sub-advisors on a discretionary basis and otherwise, in each case, in accordance with the terms and conditions of the relevant Investment Management Agreement and applicable insurance investment laws.
Generally, Brookfield, as investment manager, will receive an asset management fee based on invested assets in the relevant Brookfield Account for the services provided under the Investment Management Agreements. The Investment Management Agreements permit Brookfield to engage sub-advisors (including sub-advisors that are affiliates or related parties of Brookfield) to provide sub-advisory services with respect to some or all of the assets of the Brookfield Account. Sub-advisors under the Investment Management Agreements will typically receive an asset management fee based on invested assets and incentive fees for their services pursuant to the relevant sub-advisory agreement. In addition, typically the Brookfield Account will bear and be charged for, directly or indirectly, the costs and expenses relating to the Investment Management Agreements and sub-advisory agreements, including the costs and expenses relating to the investment activities performed thereunder.
In all cases, BAM will seek to ensure that the agreements are in the best interests of our company, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances. In making these determinations, BAM will take into account such factors that it deems relevant, which will include the potential benefits and synergies of transacting with a Brookfield-related party. BAM may take its own interests (or the interests of other Brookfield Accounts or businesses) into account in considering and making determinations regarding these matters. Unless BAM determines otherwise, fees or other financial incentives paid to the relevant company will not offset or otherwise reduce the management fee or other compensation paid to Brookfield, will not otherwise be shared with us.

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
The rationale for the Equity Commitment is to provide our company with access to equity capital on an as-needed basis to fund growth and to maximize our flexibility. As discussed below, our company has also entered into a Credit Agreement with Brookfield Corporation for purposes of providing our company with access to debt financing on an as-needed basis and to maximize our flexibility. Our company may also establish credit facilities with one or more financial institutions on an arm’s length basis from time to time. See Item 3.D “Risk Factors – Risks Relating to our Company– We will require significant capital in order to continue to fund the growth of our business”.
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
The Licensing Agreement may be terminated by Brookfield Corporation upon 30 days’ prior written notice if our company defaults in the performance of any material term, condition or agreement contained in the agreement and the default continues for a period of 30 days after written notice of termination of the breach is given to Brookfield Corporation. Brookfield Corporation may also terminate the Licensing Agreement upon 30 days’ prior written notice of termination if any of the following occurs:
•our company defaults in the performance of any material term, condition or agreement contained in the agreement and the default continues for a period of 30 days after written notice of termination of the breach is given to the licensee;
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

10.E    TAXATION
Certain Material United States Federal Income Tax Considerations
The following discussion summarizes certain material U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) with respect to the ownership and disposition of exchangeable shares, as well as certain U.S. federal income tax considerations relevant to our company and its subsidiaries. This discussion only addresses persons that hold exchangeable shares or Brookfield Class A Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to particular holders of exchangeable shares (or Brookfield Class A Shares) in light of their personal circumstances, or to any holders subject to special treatment under the Code, such as:
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
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of exchangeable shares (or Brookfield Class A Shares received pursuant to the holder’s exercise of the exchange right, pursuant to Brookfield Corporation’s exercise of its overriding call right, or upon the redemption of exchangeable shares by our company in exchange for Brookfield Class A Shares) that for U.S. federal income tax purposes is:
•an individual who is a citizen or resident of the United States;

•a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States, any state thereof, or the District of Columbia;
•an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.
If a partnership, including for this purpose any arrangement or entity that is treated as a partnership for U.S. federal income tax purposes, holds exchangeable shares (or Brookfield Class A Shares), the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Holders that are partnerships for U.S. federal income tax purposes and the partners in such partnerships are urged to consult their tax advisers regarding the U.S. federal income tax consequences of the ownership and disposition of such shares.
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
Base Erosion and Anti-Abuse Tax
The BEAT operates as a minimum tax and generally is calculated as a percentage (10% for certain taxable years before 2026, and 12.5% thereafter) of the “modified taxable income” of an “applicable taxpayer”. Modified taxable income is calculated by adding back to a taxpayer’s regular taxable income the amount of certain “base erosion tax benefits” with respect to certain payments made to non-U.S. affiliates, as well as the “base erosion percentage” of any net operating loss deductions. The BEAT applies only to the extent it exceeds a taxpayer’s regular corporate income tax liability (determined without regard to certain tax credits) and only in years in which the “base erosion percentage” exceeds a specified percentage. If applicable in any given year, the BEAT may significantly increase the tax liability of our U.S. subsidiaries for such year.
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
For example, the IRS or a court might characterize the exchangeable shares as stock of Brookfield Corporation. In such case, the U.S. federal income tax consequences to U.S. Holders of owning exchangeable shares could differ materially from the consequences described below under the heading “— Taxation of U.S. Holders — Ownership and Disposition of Exchangeable Shares”. Among other things, the tax treatment of distributions on shares could be different. Distributions on the Brookfield Class A Shares generally are expected to be reported as dividends, based on our understanding that Brookfield Corporation currently does not, and does not intend to, calculate its earnings and profits under U.S. federal income tax principles. Our company, on the other hand, currently calculates its earnings and profits under U.S. federal income tax principles. Based on these calculations, we do not believe that our company has any accumulated earnings and profits as of the date hereof, nor do we expect it to have earnings and profits for the current taxable year or in the foreseeable future. Distributions on exchangeable shares are therefore generally expected to be treated as a recovery of tax basis or as capital gain, instead of dividend income, subject to certain conditions. In addition, if the exchangeable shares were treated as stock of Brookfield Corporation for U.S. federal income tax purposes, then the receipt of Brookfield Class A Shares pursuant to the exercise of the exchange right (with respect to the exchangeable shares) might qualify for tax-free treatment.
Alternatively, the IRS or a court may characterize the exchangeable shares and related rights as derivative financial instruments, with complex and uncertain tax consequences that could be materially different from the consequences described below. No assurance can be provided that the IRS or a court will agree with our position that the exchangeable shares constitute stock of our company, and the U.S. federal income tax consequences of an alternative characterization of the exchangeable shares could be materially adverse to U.S. Holders. U.S. Holders are urged to consult their tax advisers regarding the proper treatment of the exchangeable shares for U.S. federal income tax purposes.
The following discussion assumes that the exchangeable shares are treated for U.S. federal income tax purposes as stock of our company.

Taxation of U.S. Holders
Ownership and Disposition of Exchangeable Shares
Distributions on Exchangeable Shares
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
Dividends received by individuals and other non-corporate U.S. Holders of exchangeable shares readily tradable on the NYSE generally will be “qualified dividend income” subject to tax at preferential rates applicable to long-term capital gains, provided that such holders meet certain holding period and other requirements and our company is not treated as a PFIC for the taxable year in which the dividend is paid or for the preceding taxable year. Dividends on exchangeable shares generally will not be eligible for the dividends-received deduction allowed to corporations. Dividends that exceed certain thresholds in relation to a U.S. Holder’s tax basis in exchangeable shares could be characterized as “extraordinary dividends” under the Code. A non-corporate U.S. Holder that receives extraordinary dividends generally must treat any losses on the sale of exchangeable shares as long-term capital losses to the extent such extraordinary dividends are treated as qualified dividend income, without regard to the holder’s holding period for the shares. Each U.S. Holder is urged to consult a tax adviser regarding the application of the relevant rules in light of the holder’s particular circumstances.
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

A redemption of exchangeable shares by our company will be treated as a sale or exchange as described above if such redemption is (i) in “complete redemption” of the U.S. Holder’s equity interest in our company, (ii) a “substantially disproportionate” redemption of stock, or (iii) “not essentially equivalent to a dividend”, in each case within the meaning of Section 302(b) of the Code. In determining whether any of these tests has been met with respect to the redemption of exchangeable shares, each U.S. Holder may be required to take into account not only the exchangeable shares and other equity interests in our company actually owned by the holder, but also other equity interests in our company that are constructively owned by the holder within the meaning of Section 318 of the Code, including by reason of owning Brookfield Class A Shares. If a U.S. Holder owns (actually or constructively) only an insubstantial percentage of the total equity interests in our company and exercises no control over our company’s corporate affairs, the holder may be entitled to sale or exchange treatment on a redemption of the exchangeable shares if the holder experiences a reduction in its equity interest in our company (taking into account any constructively owned equity interests) as a result of the redemption. If a U.S. Holder meets none of the alternative tests of Section 302(b) of the Code, the redemption will be treated as a distribution subject to the rules described above. The amount of the distribution will be equal to the amount of cash and the fair market value of any property received (such as Brookfield Class A Shares). Because the determination as to whether any of the alternative tests of Section 302(b) of the Code is satisfied with respect to any particular U.S. Holder of exchangeable shares will depend upon the facts and circumstances as of the time the determination is made, each U.S. Holder is urged to consult a tax adviser regarding the tax treatment of a redemption, including the calculation of the holder’s tax basis in any remaining exchangeable shares in the event of a redemption that is treated as a distribution. For a general discussion of the tax consequences to a U.S. Holder of owning and disposing of Brookfield Class A Shares, see the discussion below under the heading “— Ownership and Disposition of Brookfield Class A Shares”.
Passive Foreign Investment Company Considerations
Certain adverse U.S. federal income tax consequences generally apply to a U.S. person that owns stock of a non-U.S. corporation that is treated as a PFIC for any taxable year during the U.S. person’s holding period for the stock. In general, a non-U.S. corporation will be a PFIC during a taxable year if (i) 75% or more of its gross income constitutes passive income or (ii) 50% or more of its assets produce, or are held for the production of, passive income. For these purposes, a non-U.S. corporation that owns, directly or indirectly, at least 25% of the value of the stock of another corporation generally is treated under a “look-through” rule as if it received directly its proportionate share of the income, and held its proportionate share of the assets, of the other corporation. Passive income generally includes interest, dividends, and other investment income. However, under an “active insurance” exception, income is not treated as passive if it is derived in the “active conduct” of an insurance business by a “qualifying insurance corporation”.
The exception for qualifying insurance corporations is limited to a non-U.S. insurance company that would be taxed under the provisions of the Code applicable to a U.S. insurance company if it were a U.S. corporation, and maintains applicable insurance liabilities of more than 25% of its assets for a taxable year (or, alternatively, maintains applicable insurance liabilities that at least equal or exceed 10% of its assets, is predominantly engaged in an insurance business, and satisfies a facts and circumstances test that requires a showing that the failure to exceed the 25% threshold is due to runoff-related or rating-related circumstances). Under proposed regulations, a qualifying insurance corporation is engaged in the active conduct of an insurance business only if it satisfies either a “factual requirements test” or an “active conduct percentage test”. An additional exception for U.S. domestic insurance subsidiaries generally provides that the income of a U.S. domestic corporation to which the look-through rules apply is not treated as passive if the corporation is subject to tax as an insurance company under the applicable provisions of the Code, and the corporation is subject to U.S. federal income tax on its net income. Proposed regulations would limit the application of this rule in the case of certain over-capitalized corporations.
Based on the current and expected income, assets, and activities of our company, we do not expect our company to be classified as a PFIC for the current taxable year or in the foreseeable future. However, there is significant uncertainty as to the application of the final and proposed regulations, and there is also uncertainty as to whether the proposed regulations will be finalized as proposed. Moreover, the PFIC determination is made annually as of the end of each taxable year and depends on a number of factors, some of which are beyond our company’s control, including the value of our company’s assets and the amount and type of its income. Accordingly, there can be no assurance that our company or any of its non-U.S. subsidiaries will not be classified as PFICs for any taxable year or that the IRS will agree with our company’s belief regarding its PFIC status.

In general, if our company were a PFIC for any taxable year during a U.S. Holder’s holding period for exchangeable shares, then gain recognized by the U.S. Holder upon the sale or other taxable disposition of the exchangeable shares would be allocated ratably over the U.S. Holder’s holding period for the exchangeable shares. The amounts allocated to the taxable year of the sale or other taxable disposition and to any year before our company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder on its exchangeable shares were to exceed 125% of the average of the annual distributions on the exchangeable shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. If our company were classified as a PFIC with respect to a U.S. Holder, then to the extent any of our subsidiaries were also PFICs, the holder might be subject to the adverse tax consequences described above with respect to the shares of such lower-tier PFICs deemed owned by the holder under the PFIC rules.
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
In lieu of making a QEF Election, if our company is a PFIC for any taxable year and the exchangeable shares held by a U.S. Holder are treated as “marketable stock” in such year, then a U.S. Holder may avoid the unfavorable rules described above by making a mark-to-market election with respect to the holder’s exchangeable shares. The exchangeable shares will be marketable if they are regularly traded on certain qualified exchanges, including the NYSE. There can be no assurance that trading in exchangeable shares will be sufficiently regular for the shares to qualify as marketable stock. Moreover, we generally do not expect the mark-to-market election to be available with respect to any non-U.S. subsidiary classified as a PFIC. In general, if a U.S. Holder were to make a timely and effective mark-to-market election, the holder would include as ordinary income each year the excess, if any, of the fair market value of the holder’s exchangeable shares at the end of the taxable year over its adjusted basis in exchangeable shares.
Subject to certain exceptions, a U.S. person who owns an interest in a PFIC generally is required to file an annual report on IRS Form 8621, and the failure to file such report could result in the extension of the statute of limitations with respect to federal income tax returns filed by the U.S. person. The application of the PFIC rules to U.S. Holders is uncertain in certain respects. U.S. Holders are urged to consult their tax advisers regarding the application of the PFIC rules, including the foregoing filing requirements and the final and proposed regulations, as well as the advisability of making any available election under the PFIC rules, with respect to their ownership and disposition of exchangeable shares.
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

RPII generally includes “insurance income” (as defined below) from the direct or indirect insurance or reinsurance of any U.S. person who holds shares of the applicable non-U.S. insurance subsidiary (directly or indirectly through non-U.S. entities) or of a person related to such a U.S. person. In general, and subject to certain limitations, “insurance income” is income, including investment income and premium income, attributable to the issuing of any insurance or reinsurance contract that would be taxed under the Code provisions relating to insurance companies if the income were the income of a U.S. insurance company. A non-U.S. insurance subsidiary may be considered to indirectly reinsure the risk of a U.S. person that holds shares, directly or indirectly, and thus generate RPII, if an unrelated company that insured such risk in the first instance reinsures the risk with such non-U.S. insurance subsidiary.
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
If none of the exceptions described above applies to a non-U.S. insurance subsidiary for a taxable year, then each U.S. Holder of exchangeable shares on the last day of the taxable year would be taxable currently on its allocable share of the RPII of such subsidiary. RPII would be taxable to such U.S. Holder regardless of whether the holder is an insured or related to an insured. For this purpose, all of the RPII of such subsidiaries would be allocated solely to U.S. Holders, but not in excess of each U.S. Holder’s ratable share, of the total income of such subsidiaries, based on the holder’s interest in our company, and limited by the relevant subsidiary’s current year earnings and profits. A U.S. Holder that is a tax-exempt organization would be required to treat RPII as unrelated business taxable income.
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
Ownership and Disposition of Brookfield Class A Shares
The discussion under this heading describes certain U.S. federal income tax consequences to a U.S. Holder of the ownership and disposition of Brookfield Class A Shares received pursuant to the holder’s exercise of the exchange right, pursuant to Brookfield Corporation’s exercise of its overriding call right, or upon the redemption of exchangeable shares by our company in exchange for Brookfield Class A Shares.
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

Sale, Exchange, Redemption, or Other Disposition of Brookfield Class A Shares
Subject to the PFIC considerations discussed below, upon the sale, exchange, redemption, or other taxable disposition of Brookfield Class A Shares, a U.S. Holder generally will be subject to U.S. federal income tax consequences substantially similar to those described above under the heading “— Ownership and Disposition of Exchangeable Shares — Sale, Exchange, Redemption, or Other Disposition of Exchangeable Shares”, except that (i) the discussion of the consequences of exercising the exchange right is not relevant for U.S. Holders of Brookfield Class A Shares, because holders of these shares do not have an exchange right, (ii) the discussion of Brookfield Corporation’s exercise of the overriding call right is not relevant, and (iii) in the event that the Brookfield Class A Shares are redeemed by Brookfield Corporation, the alternative tests of Section 302(b) will apply by taking into account a U.S. Holder’s equity interests in Brookfield Corporation (instead of our company) actually and constructively owned by the U.S. Holder.
Passive Foreign Investment Company Considerations
If Brookfield Corporation were a PFIC for any taxable year during a U.S. Holder’s holding period for Brookfield Class A Shares, then the holder generally would be subject to U.S. federal income tax consequences substantially similar to those described above under the heading “— Ownership and Disposition of Exchangeable Shares — Passive Foreign Investment Company Considerations”. However, in determining whether Brookfield Corporation is a PFIC, the rules regarding the availability of the “active insurance” exception are not expected to be relevant. In addition, the considerations relating to RPII and Section 1248 of the Code, as discussed above, are not expected to be relevant for U.S. Holders of Brookfield Class A Shares.
Our company understands that, based on the current and anticipated composition of the income, assets, and operations of Brookfield Corporation and its subsidiaries, Brookfield Corporation does not believe that it will be a PFIC for U.S. federal income tax purposes for the current taxable year or for future taxable years. However, the application of the PFIC rules is subject to uncertainty, and a separate determination must be made after the close of each taxable year as to whether Brookfield Corporation is a PFIC for that year. Changes in the composition of Brookfield Corporation’s income or assets may cause Brookfield Corporation to become a PFIC. Accordingly, there can be no assurance that Brookfield Corporation will not be a PFIC for any taxable year.
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
Changes in U.S. Tax Law
The tax treatment of non-U.S. companies, their U.S. and non-U.S. insurance subsidiaries, and investors in such non-U.S. companies has been significantly altered by the Tax Cuts and Jobs Act, the Inflation Reduction Act and other recent U.S. tax legislation. There is significant uncertainty regarding the interpretation of certain provisions of such legislation. Although some guidance has been provided, much of it remains in proposed form. In addition, it is possible that “technical corrections” or other legislation could be enacted that would alter or clarify such tax laws, and any such alterations or clarifications could have retroactive effect. The effect of any changes to, clarifications of, or guidance under recent U.S. tax legislation could add significant expense and have an adverse effect on our business, financial condition, and operating results or on a U.S. Holder’s ownership and disposition of exchangeable shares.
The tax treatment of non-U.S. companies and their U.S. and non-U.S. insurance subsidiaries may be the subject of future legislation. We cannot predict whether any particular proposed legislation will be enacted or, if enacted, what the specific provisions or the effective date of any such legislation would be, or whether it would have any effect on us. As a result, no assurance can be given that future legislative, administrative, or judicial developments will not result in an increase in the amount of U.S. tax payable by us or by a holder of exchangeable shares or will not reduce the attractiveness of our platform and adversely affect our business. If any such developments occur, our business, financial condition, and operating results may be significantly impacted, with such developments resulting in an adverse effect on an investment in exchangeable shares.

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
Certain Material Canadian Federal Income Tax Considerations
The following discussion summarizes the principal Canadian federal income tax consequences under the Tax Act and the regulations thereunder with respect to the holding and disposition of exchangeable shares and Brookfield Class A Shares received on a redemption, exchange or other disposition of exchangeable shares to our company or Brookfield Corporation to a shareholder who is a beneficial owner of such shares, and who, at all relevant times, for the purposes of the Tax Act, (i) deals at arm’s length with our company and Brookfield Corporation, (ii) is not affiliated with our company or Brookfield Corporation, and (iii) holds the exchangeable shares and Brookfield Class A Shares as capital property (a “Holder”). Generally, the exchangeable shares and Brookfield Class A Shares will be capital property to a Holder provided the Holder does not acquire or hold such shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.
This summary assumes that our company is not and will not become, at any time, a resident of Canada for the purposes of the Tax Act. If our company is (or becomes) resident in Canada for the purposes of the Tax Act, the Canadian federal income tax consequences to a Holder will be different in some material respects from those described in this summary.

This summary is not applicable to a holder: (i) that is a “specified financial institution” (as defined in the Tax Act), (ii) that is a “financial institution” for purposes of the “mark-to-market property” rules in the Tax Act, (iii) an interest which is a “tax shelter investment” (as defined in the Tax Act), (iv) that reports its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency, (v) in respect of whom our company is or will be, at any time, a “foreign affiliate” for the purposes of the Tax Act, (vi) that has or will enter into a “derivative forward agreement” or a “dividend rental arrangement” (each as defined in the Tax Act) in respect of the exchangeable shares or Brookfield Class A Shares, (vii) that is a partnership, or (viii) that is exempt from tax under the Tax Act. Such Holders should consult their own tax advisors. This summary does not address the deductibility of interest on money borrowed with respect to the exchangeable shares or Brookfield Class A Shares.
This summary is based on the current provisions of the Tax Act and the regulations thereunder and the current administrative policies and assessing practices of the CRA published in writing prior to the date hereof. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action or decision, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein. This summary is not exhaustive of all possible Canadian federal income tax consequences that may affect holders. Holders should consult their own tax advisors.
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
Any return of capital distributions paid or payable to a Resident Holder in a taxation year on a class of exchangeable shares will not be included in computing the Resident Holder’s income but will reduce the Resident Holder’s adjusted cost base of the exchangeable shares of such class. To the extent that a Resident Holder’s adjusted cost base of a class of exchangeable shares would otherwise be a negative amount, the negative amount will be deemed to be a capital gain realized by the Resident Holder and the adjusted cost base of the applicable class of exchangeable shares to the Resident Holder will be nil immediately thereafter. The income tax consequences discussed below for Resident Holders under the heading “— Taxation of Capital Gains and Capital Losses” will generally apply to any such deemed capital gains realized by the Resident Holder.
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
A Resident Holder that is throughout the relevant taxation year a Canadian-controlled private corporation (as defined in the Tax Act) or is at any time in the relevant taxation year a “substantive CCPC” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income”, which is defined in the Tax Act to include dividends or deemed dividends that are not deductible in computing taxable income. Resident Holders are advised to consult their own tax advisors in this regard.
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
Redemptions, Exchanges and Other Dispositions of the Exchangeable Shares
A Resident Holder who disposes of, or who is deemed to dispose of, an exchangeable share, including a disposition to our company (whether on a redemption by our company or otherwise, or a disposition to Brookfield Corporation (whether on an exchange at the request of the Resident Holder, pursuant to the exercise by Brookfield Corporation of its call rights or otherwise), will realize a capital gain (or sustain a capital loss) equal to the amount by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the Resident Holder’s adjusted cost base of such share and any reasonable costs of disposition. Such capital gain (or capital loss) will be subject to the tax treatment described below under the heading “— Taxation of Capital Gains and Capital Losses”.

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
For a discussion of the Canadian federal income tax consequences to Resident Holders of holding and disposing of Brookfield Class A Shares received as consideration for the satisfaction of an exchange request, or the exercise of the call rights, as applicable, see below under the heading “— Holding and Disposing of Brookfield Class A Shares”.
Taxation of Capital Gains and Capital Losses
In general, one-half of a capital gain realized by a Resident Holder must generally be included in computing such Resident Holder’s income as a taxable capital gain. One-half of a capital loss must be deducted as an allowable capital loss against taxable capital gains realized in the year and any remainder may be deducted against net taxable capital gains in any of the three preceding taxation years or any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.
Individuals or trusts (other than certain trusts) may be subject to an alternative minimum tax under the Tax Act in respect of net capital gains realized by them.
A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) or is at any time in the relevant taxation year a “substantive CCPC” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income”, which is defined in the Tax Act to include an amount in respect of taxable capital gains. Resident Holders are advised to consult their own tax advisors in this regard.
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

A Resident Holder that is throughout the relevant taxation year a Canadian-controlled private corporation (as defined in the Tax Act) or is at any time in the relevant taxation year a “substantive CCPC” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income”, which is defined in the Tax Act to include dividends or deemed dividends that are not deductible in computing taxable income. Resident Holders are advised to consult their own tax advisors in this regard.
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
The tax treatment of such capital gains and capital losses is described above under the heading “— Taxation of Capital Gains and Capital Losses”. However, the amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Brookfield Class A Share may be reduced by the amount of any deductible dividends received or deemed to be received by the Resident Holder on such Brookfield Class A Share to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a Brookfield Class A Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Holders should consult their own advisors.
Eligibility for Investment
Based on the current provisions of the Tax Act and the regulations thereunder, (i) provided that the class A exchangeable shares are listed on a “designated stock exchange” (as defined in the Tax Act and which currently includes the TSX and the NYSE), the class A exchangeable shares would at such time be a qualified investment under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), registered education savings plan (“RESP”), registered disability savings plan (“RDSP”), deferred profit sharing plan, tax-free savings account (“TFSA”) and a first home savings account (“FHSA”) (collectively, “Registered Plans”), and (ii) provided that the Brookfield Class A Shares are listed on a designated stock exchange, or that Brookfield Corporation is otherwise a “public corporation” (as defined in the Tax Act) at the time the Brookfield Class A Shares are acquired in connection with a redemption, exchange or other disposition to our company or to Brookfield Corporation, the Brookfield Class A Shares, would, at such time, be a qualified investment under the Tax Act for Registered Plans.
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
The circumstances under which a Brookfield Class A Share will constitute taxable Canadian property of a Non-Resident Holder are discussed below. Brookfield Corporation does not believe the Brookfield Class A Shares will constitute taxable Canadian property, as discussed further below under the heading “— Taxable Canadian Property”.
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
Brookfield Corporation does not believe the Brookfield Class A Shares will constitute taxable Canadian property at any relevant time because none of the conditions in (b) above are expected to be met at any relevant time.
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
The contracts and other documents referred to in this Form 20-F, and our SEC filings are and will be available on our EDGAR profile at www.sec.gov, and certain of these documents are also available on our website at bnt.brookfield.com.
In addition, our company is required to file documents required by Canadian securities laws electronically with Canadian securities regulatory authorities and these filings are available on our SEDAR+ profile at www.sedarplus.ca. Written requests for such documents should be directed to Corporate Secretary at Ideation House, First Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda, Tel: +1 (441) 405-7811.

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

PART II
ITEM 13    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Our company amended our bye-laws to, effective as of August 9, 2024, among other things, provide that no holder of class A exchangeable shares is able to vote more than 9.9% of the outstanding class A exchangeable shares. Any class A exchangeable shares held by a shareholder that exceed the 9.9% threshold carry no voting rights in the hands of the 9.9% shareholder and such voting rights are re-allocated pro rata among all other holders of class A exchangeable shares based on their shareholdings. In the event that the re-allocation of voting rights would result in the creation of a new shareholder being able to vote more than 9.9% of the outstanding class A exchangeable shares of our company, such re-allocation will occur repeatedly until there is no shareholder with more than 9.9% of the voting rights.
On August 29, 2024, our company redesignated all of its class A-1 exchangeable shares into its class A exchangeable shares pursuant to bye-law amendments approved by shareholders at the 2024 AGM designed to simplify and enhance our capital structure. As a result of the redesignation, there are no class A-1 exchangeable shares currently in issue.
See Section 10.B “Memorandum and Articles of Association” for further detail on each class of shares implicated by these modifications.

ITEM 15    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of December 31, 2024, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) was carried out under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2024, our disclosure controls and procedures were effective.
It should be noted that while our management, including our principal executive and principal financial officers, believe our disclosure controls and procedures provide a reasonable level of assurance that such controls and procedures are effective, they do not expect that our disclosure controls and procedures or internal controls will prevent all errors and all fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
Management’s Annual Report on Internal Control Over Financial Reporting
Our management team is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our principal executive and principal financial officers, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024, based on the criteria set forth in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on evaluation under the Internal Control—Integrated Framework, our management team concluded that our internal control over financial reporting was effective as of December 31, 2024. Excluded from our evaluation was internal control over financial reporting of AEL, for which control was acquired on May 2, 2024. The financial statements of AEL constitute approximately 55% of total assets, 49% of total net assets, 17% of total revenue and 26% of net income of the Company’s consolidated financial statements amounts as of and for the year ended December 31, 2024.

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
Report of Independent Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who have also audited the financial statements of our company, as stated in their reports which are included herein.
Changes in Internal Control
There was no change in our internal control over financial reporting during the year ended December 31, 2024, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16    [RESERVED]
16.A    AUDIT COMMITTEE FINANCIAL EXPERT
Our Board has determined that Lars Rodert possesses specific accounting and financial management expertise, that he is the Audit Committee financial expert as defined by the SEC, and that he is independent within the meaning of the rules of the NYSE. Our Board has also determined that other members of the Audit Committee have sufficient experience and ability in finance and compliance matters to enable them to adequately discharge their responsibilities.
16.B    CODE OF ETHICS
Our Board has adopted the Code of Business Conduct and Ethics, a copy of which is available on our company’s SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov and is available on our website at https://bnt.brookfield.com/corporate-governance/governance-documents. See Item 6.C “Board Practices — Code of Business Conduct and Ethics”.

16.C    PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our company has retained Deloitte LLP (PCAOB ID No. 1208) to act as our company’s principal accountant.
The table below summarizes the fees for professional services rendered by Deloitte LLP for the audit of our annual financial statements for the years ended December 31, 2024 and December 31, 2023. A majority of the fees to Deloitte LLP are billed and settled in Canadian dollars. In order to provide comparability with our company’s financial statements, which are reported in U.S. dollars, all Canadian dollar amounts in the table have been converted to U.S. dollars at an average annual rate.

(MILLIONS)	2024	2023
Audit Fees(1)	$19.4	$11.9
Audit-Related Fees(2)	0.9	1.8
Tax Fees(3)	0.1	—
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
16.D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.
16.E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Our company may from time-to-time, subject to applicable law, purchase class A exchangeable shares for cancellation in the open market, provided that any necessary approval has been obtained. For the year ended December 31, 2024, no such purchases were made.
16.F    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
None.
16.G    CORPORATE GOVERNANCE
We believe our corporate governance practices are not materially different from those required of U.S. domestic corporations under NYSE listing standards.
16.H    MINE SAFETY DISCLOSURE
Not applicable.
16.I    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

16.J    INSIDER TRADING POLICIES
We have adopted a written Personal Trading Policy governing the purchase, sale and other dispositions of our securities by our directors and employees that are designed to promote compliance with applicable insider trading laws, rules and regulations and the NYSE listing standards. A copy of our Personal Trading Policy is filed as an exhibit to this Form 20-F.
16.K    CYBERSECURITY
Risk Management and Strategy
We have a cybersecurity program for assessing, identifying, and managing internal and external risks from cybersecurity threats. This includes compliance with the Enterprise Information Security Policy (“EISP”) established by Brookfield as our cybersecurity program.
Key highlights of our cybersecurity program include a comprehensive policy framework, reviewed and updated annually; security awareness training for all employees, completed annually; technology risk assessments for critical information systems and applications, performed annually and following all changes to these systems; monthly vulnerability scans; quarterly technology risk assessments and the use of software to protect the confidentiality, integrity and availability of our systems, including the use of anti-malware applications and the use of programs that log, monitor and audit system activities. The policies, standards, and guidance are structured to help our company respond effectively to the dynamically changing environment of cybersecurity threats, cybersecurity risks, technologies, laws, and regulations. Our company modifies its policies, standards, and guidance as needed to adjust to this changing environment.
In addition, all employees regularly undergo mandatory continuing cybersecurity and data protection training. Employees in higher-risk functions receive additional training and cybersecurity awareness education. The policies, standards, and guidance are structured to help our company respond effectively to the dynamically changing environment of cybersecurity threats, cybersecurity risks, technologies, laws, and regulations. Our company modifies its policies, standards, and guidance as needed to adjust to this changing environment.
We may engage third parties to conduct risk assessments. We have policies and processes to govern third-party access and reduce the risks associated with such access. For example, all third-party access must be authorized and have a legitimate business need. Prior to authorization and granting access, the terms and conditions of such access must be agreed to as part of a formal agreement or contract. In addition, all authorized third-party access must be limited, monitored and controlled as appropriate.
Our systems face cybersecurity risks, and we have in the past experienced threats to and breaches of our data and systems. However, to date, these incidents have not had a material impact on our business, results of operations or financial condition. We can provide no assurance that we will not experience any material cybersecurity threats or incidents in the future. See Item 3.D “Risk Factors — Risks Relating to Our Operating Subsidiaries and Industry — Failure to maintain the security of our information and technology systems could have an adverse effect on our business”.
Governance
Cybersecurity at BWS is overseen by its Board, Audit Committee and management, as well as by Brookfield. Data privacy and cybersecurity are one element of our comprehensive approach to strong corporate governance and risk management practices, which also focuses on corporate governance ethics; our board of directors; ethical business conduct.
Pursuant to the EISP, Brookfield’s executive management appointed a Chief Information Security Officer (the “CISO”), who works closely with Brookfield’s senior management, legal counsel and external counsel to develop and monitor Brookfield’s data protection, privacy and cybersecurity program and policies, including such policies that apply to our company. The CISO provides periodic reports to the Brookfield Audit Committee, which subsequently reports to the Brookfield Board of Directors about data protection and cybersecurity risks and issues.

In addition, Brookfield has established an Advisory Committee, led by the CISO and composed of representatives from Brookfield operating business, including our company. The Advisory Committee meets quarterly to discuss cybersecurity risks, emerging technologies and associated risks, and security initiatives at Brookfield and its operating business.
The CISO and other members of the Advisory Committee are selected from among Brookfield’s Technology Services group and have relevant experience and training in cybersecurity. The CISO has over twenty years of experience in cybersecurity oversight and the remaining Advisory Committee members have an average of approximately seven years of cybersecurity experience.

PART III
ITEM 17    FINANCIAL STATEMENTS
Not applicable.
ITEM 18    FINANCIAL STATEMENTS
See our financial statements beginning on page F-1, which are filed as part of this Form 20-F.

ITEM 19    EXHIBITS

Exhibit Number	Description of Exhibit
1.1	Certificate of Incorporation and Memorandum of Association of Brookfield Wealth Solutions Ltd. (incorporated by reference to Exhibit 3.1 of our company’s Form F-1 filed with the SEC on April 1, 2021)
1.2
Third Amended & Restated Bye-laws of Brookfield Wealth Solutions Ltd., effective August 9, 2024 (incorporated by reference to Exhibit 3.1 of our company’s Form 6-K filed with the SEC on August 9, 2024)

1.3	Certificate of Name Change of Brookfield Wealth Solutions Ltd., dated September 4, 2024 (incorporated by reference to Exhibit 3.1 of our company’s Form 6-K filed with the SEC on September 6, 2024)
2.1	Description of Securities*
4.1
Amended and Restated Rights Agreement, dated March 21, 2023, by and among Brookfield Corporation, Brookfield Wealth Solutions Ltd. and Wilmington Trust, National Association (incorporated by reference to Exhibit 4.1 to our company’s Form 20-F for the year ended December 31, 2022 filed with the SEC on March 31, 2023)

4.2
Second Amended and Restated Administration Agreement dated October 29, 2024, by and between Brookfield Corporation and Brookfield Wealth Solutions Ltd. (incorporated by reference to Exhibit 10.1 of our company’s Form 6-K filed with the SEC on October 31, 2024)

4.3
Equity Commitment Agreement, dated June 28, 2021, by and between Brookfield Corporation and Brookfield Wealth Solutions Ltd. (incorporated by reference to Exhibit 99.3 of our company’s Form 6-K filed with the SEC on June 29, 2021)

4.4
Trademark Sublicense Agreement, dated June 28, 2021, by and between Brookfield Corporation and Brookfield Wealth Solutions Ltd. (incorporated by reference to Exhibit 99.4 of our company’s Form 6-K filed with the SEC on June 29, 2021)

4.5
Second Amended and Restated Support Agreement, by and between Brookfield Corporation and Brookfield Wealth Solutions Ltd. dated October 29, 2024 (incorporated by reference to Exhibit 10.2 of our company’s Form 6-K filed with the SEC on October 31, 2024)

4.6
Credit Agreement, effective as of June 28, 2021, and amended and restated on September 12, 2023, by and among BAM Re Holdings Ltd., North End Re (Cayman) SPC, North End Re Ltd., BAMR US Holdings LLC and Blumont Annuity Company as borrowers, BAM Re Holdings Ltd. as guarantor and Brookfield Corporate Treasury Ltd. and Brookfield Treasury Management Inc. as lenders*

8.1	List of Subsidiaries of Brookfield Wealth Solutions Ltd. (incorporated by reference to Item 4.C, “Organizational Structure”)
11.1	Personal Trading Policy of Brookfield Wealth Solutions Ltd. dated January 28, 2025*
12.1	Certification of Sachin Shah, Chief Executive Officer of Brookfield Wealth Solutions Ltd., pursuant to Section 302 of the Sarbanes Oxley Act of 2002*
12.2	Certification of Thomas Corbett, Chief Financial Officer of Brookfield Wealth Solutions Ltd., pursuant to Section 302 of the Sarbanes Oxley Act of 2002*
13.1	Certification of Sachin Shah, Chief Executive Officer of Brookfield Wealth Solutions Ltd., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002*
13.2	Certification of Thomas Corbett, Chief Financial Officer of Brookfield Wealth Solutions Ltd., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002*
15.1	Consent of Deloitte LLP, Independent Registered Public Accounting Firm*
97.1	Clawback Policy of Brookfield Wealth Solutions Ltd. dated September 6, 2024*
__________________________
* Filed electronically herewith.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

Dated: March 27, 2025	BROOKFIELD WEALTH SOLUTIONS LTD.

	By:	/s/ Seamus MacLoughlin
		Name:	Seamus MacLoughlin
		Title:	Secretary

BROOKFIELD WEALTH SOLUTIONS LTD.
INDEX TO FINANCIAL STATEMENTS

Page
Audited Consolidated Financial Statements of Brookfield Wealth Solutions Ltd. as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022, together with the accompanying notes and financial statement schedules thereto
F-1
All other financial statement schedules for which provision is made in the applicable accounting regulation of the SEC are not required under the related instructions, are inapplicable, or the required information is included in the Audited Consolidated Financial Statements, and therefore omitted.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Brookfield Wealth Solutions Ltd.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Brookfield Wealth Solutions Ltd. and subsidiaries (the “Company”) as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated March 27, 2025, expressed an unqualified opinion on those financial statements.
As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at American Equity Investment Life Holding Company, which was acquired on May 2, 2024, and whose financial statements constitute 55% of total assets, 49% of total net assets, 17% of total revenues, and 26% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2024. Accordingly, our audit did not include the internal control over financial reporting at American Equity Investment Life Holding Company.
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
March 27, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Brookfield Wealth Solutions Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Wealth Solutions Ltd. and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes and financial statement schedules II, III, IV and VI (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 27, 2025 expressed an unqualified opinion on the Company’s internal control over financial reporting.
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

Policy and Contract Claims – Property and casualty liability for unpaid claims and claim adjustment expenses — Refer to Notes 2 and 20 to the financial statements
Critical Audit Matter Description
The Company establishes a liability for unpaid claims and claim adjustment expenses for its property and casualty insurance to provide for the estimated costs of paying claims under property and casualty insurance policies written by the Company. The property and casualty liability for unpaid claims is included within Policy and Contract Claims in the consolidated statements of financial position, which had a balance of $7.7 billion as of December 31, 2024. This liability is the amount estimated for incurred but not reported (“IBNR”) claims and claims that have been reported but not settled (“case reserves”), as well as associated claim adjustment expenses. The liability for unpaid claims is estimated based on actuarial techniques and using actuarial assumptions for loss development patterns that are based upon the Company’s historical experience and consider the effects of current developments and anticipated trends.
Given the subjectivity of estimating the IBNR and case reserves, particularly on long-duration and specialty type businesses, the related audit effort in evaluating the liability for unpaid claims and claim adjustment expenses required a high degree of auditor judgment and an increased extent of effort, including involvement of our actuarial specialists. Specifically, key assumptions used by the Company to estimate unpaid claims and claim adjustment expenses involved significant measurement uncertainty, and included expected loss ratios, loss development factors, settlement patterns, and the weighting of actuarial methodologies.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the key assumptions to estimate the property and casualty liability for unpaid claims and claim adjustment expenses included the following among others:
•Tested the effectiveness of management’s controls over the property and casualty liability for unpaid claims and claim adjustment expenses, including those over the development, selection, and implementation of key assumptions used in the actuarial estimates.
•Evaluated the methods and assumptions used by the Company to estimate liabilities for unpaid claims and claims adjustment expenses by performing the following:
◦On a sample basis, tested the completeness and accuracy of the underlying data used to determine assumptions for loss development factors and settlement patterns, including historical claims.
◦With the assistance of our actuarial specialists, evaluated management’s estimate of the liability for unpaid claims and claim adjustment expenses by developing a range of independent estimates utilizing loss data and industry claim development factors, and comparing to management’s estimates.
Fixed Indexed Annuity Contracts – Valuation of embedded derivative liability and market risk benefits —Refer to Notes 2, 18, 19 to the financial statements
Critical Audit Matter Description
The Company establishes liabilities for fixed indexed annuity contracts which include a fixed host deferred annuity contract and an equity-indexed embedded derivative. The embedded derivative liability, that is required to be bifurcated from a host reserve and separately accounted for, is included within Policyholders’ Account Balances in the consolidated statements of financial position, which had a balance of $83.1 billion as of December 31, 2024. The guaranteed minimum benefit features in the fixed indexed annuity contracts are estimated at each valuation date by (i) projecting policy contract values and minimum guaranteed contract values over the expected lives of the contracts and (ii) discounting the excess of the projected contract value amounts at the applicable risk-free interest rates adjusted for the Company’s non-performance risk related to those liabilities. The guaranteed minimum benefit features in the fixed indexed annuity contracts are measured using Company’s best estimate assumptions which include option budget and lapse rates.

Certain of the Company’s fixed indexed annuity and fixed rate annuity contracts provide minimum guarantees to policyholders that meet the definition of Market Risk Benefits (“MRBs”). MRBs are valued using stochastic models. The actuarial assumptions used in the MRBs calculation are the Company’s best estimate assumptions and include utilization of lifetime income benefit riders, option budget, non-performance risk, mortality rates, and lapse rates. MRBs that have a positive fair value are recorded within Other Assets and MRBs that have a negative fair value are recorded within Market Risk Benefits in the consolidated statements of financial position, which had a liability balance of $3.7 billion as of December 31, 2024.
Given the sensitivity of the fair value of the embedded derivative liability and certain MRBs to changes in certain significant assumptions, the related audit effort in evaluating management’s selection of the significant assumptions related to option budget and utilization of lifetime income benefit riders required a high degree of auditor judgment and an increased extent of effort, including involvement of our actuarial and fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to valuation methods and assumptions related to option budget and utilization of lifetime income benefit riders included the following, among others:
•Tested the effectiveness of management’s controls over the valuation of the embedded derivative liability and certain MRBs, including management’s controls over the development, selection, and implementation of the significant assumptions used in the estimates.
•Evaluated the methods and assumptions used by the Company to estimate the fair value of the embedded derivative liability and certain MRBs by performing the following:
◦Tested the completeness and accuracy of the underlying data used in the determination of the significant assumptions.
◦Evaluated the reasonableness of the Company’s significant assumptions by comparing those selected by management to those independently derived by our fair value and actuarial specialists, drawing upon standard actuarial and industry practices.
◦With the assistance of our actuarial specialists, tested that the selected assumptions were applied in the Company’s valuation model as intended.
Assumptions utilized in the valuation of actuarially determined liabilities and Value of Business acquired (VOBA) – Refer to Notes 2 and 16 to the financial statements
Critical Audit Matter Description
On May 2, 2024, American Equity Investment Life Holding Company (“AEL”) became a wholly-owned subsidiary of BAM Re Holdings Ltd, which is wholly-owned by Brookfield Wealth Solutions Ltd. Subsequent to the acquisition on May 7, 2024, American National Group, LLC completed a downstream merger with AEL and changed its name to American National Group Inc (“ANGI”) and reincorporated as a Delaware corporation. In conjunction with the merger and in subsequent periods, the Company determined estimated valuations of the value of business acquired (“VOBA”). The Company’s fair value determination of the VOBA asset related to the acquisition of AEL required the use of valuation models using management’s best estimate assumptions. Significant judgment is applied by the Company in determining these assumptions. Specifically, the determination of the discount rate and the net investment earned rate assumptions involve significant judgment and may materially impact the estimated valuation of VOBA quantified at $9.3 billion.
Given the significant judgment involved with determining the discount rate and net investment earned rate assumptions, auditing these significant assumptions required a high degree of auditor judgment and an increased extent of effort, including the involvement of our fair value and actuarial specialists.

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the discount rate and net investment earned rate assumptions determined by the Company included the following, among others:
•Tested the effectiveness of controls over management’s development, selection, and implementation of these significant assumptions.
•With the assistance of our fair value and actuarial specialists, evaluated the methods and significant assumptions used by the Company to estimate the fair value of VOBA by performing the following:
◦Evaluated the reasonableness of management’s significant assumptions, by independently developing a range of discount rates and net investment earned rates, which included testing over selected source data, and comparing our range of these assumptions to those selected by management.
◦Tested that the significant assumptions were applied in the Company’s valuation model as intended.
/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 27, 2025
We have served as the Company’s auditor since 2016.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DEC.31 US$ MILLIONS, EXCEPT SHARE DATA	Note	2024	2023
Assets
Available-for-sale fixed maturity securities, at fair value (net of allowance for credit losses of $27 and $30, respectively; amortized cost of $53,651 and $19,341, respectively)	3	$53,802	$18,777
Equity securities, at fair value	4	3,854	3,663
Mortgage loans on real estate, at amortized cost (net of allowance for credit losses of $158 and $60, respectively)	5	12,426	5,962
Private loans, at amortized cost (net of allowance for credit losses of $97 and $44, respectively)	6	5,204	1,198
Investment real estate, at cost (net of accumulated depreciation of $232 and $325, respectively)	7	2,366	861
Real estate partnerships	7	3,438	3,110
Investment funds	8	6,111	2,483
Policy loans	11	276	390
Short-term investments, at estimated fair value	11	4,400	3,115
Other invested assets	11	1,089	279
Total investments		92,966	39,838
Cash and cash equivalents	11	12,243	4,308
Accrued investment income		860	280
Deferred policy acquisition costs, deferred sales inducements and value of business acquired	14	10,696	2,468
Reinsurance funds withheld	11	1,517	7,248
Premiums due and other receivables		647	711
Ceded unearned premiums		520	401
Deferred tax asset	22	760	432
Reinsurance recoverables and deposit assets	17, 19, 20	13,195	3,388
Property and equipment (net of accumulated depreciation of $377 and $340, respectively)		272	294
Intangible assets (net of accumulated amortization of $106 and $9, respectively)	15	1,690	235
Goodwill	15	783	121
Other assets	11, 19	2,461	730
Separate account assets	13	1,343	1,189
Total assets		139,953	61,643
Liabilities
Future policy benefits	17	14,088	9,813
Policyholders’ account balances	18	83,079	24,939
Policy and contract claims	20	7,659	7,288
Deposit liabilities		1,502	1,577
Market risk benefits	19	3,655	89
Unearned premium reserve		1,843	2,056
Due to related parties	26	684	564
Other policyholder funds		347	335
Notes payable	8, 11	189	174
Corporate borrowings	21	1,022	1,706
Subsidiary borrowings	21	3,329	1,863
Funds withheld for reinsurance liabilities		3,392	83
Other liabilities		4,745	1,118
Separate account liabilities	13	1,343	1,189
Total liabilities		126,877	52,794
Mezzanine equity
Class A redeemable junior preferred shares ($25 par value)	23	—	2,694
Equity
Class A exchangeable and Class B ($33.10 and $33.42 par value, respectively; 43,460,516 issued and 41,460,516 outstanding and 43,409,526 issued and outstanding, respectively)(1)(2)	23	1,442	1,577
Class C ($1 par value; 201,116,647 and 102,056,784 issued and outstanding, respectively)	23	8,526	3,607
Retained earnings		2,054	945
Accumulated other comprehensive income (loss)	24	204	(120)
Non-controlling interests		850	146
Total equity		13,076	6,155
Total liabilities, mezzanine equity and equity		$139,953	$61,643

__________________________
(1)On August 29, 2024, the Company redesignated all of its Class A-1 exchangeable shares into its Class A exchangeable shares. Share capital as of December 31, 2023 includes amounts attributable to Class A-1 exchangeable shareholders prior to the redesignation. For further details, refer to Note 23.
(2)2,000,000 Class A exchangeable shares were held in treasury as of December 31, 2024. There were no shares held in treasury as of December 31, 2023.
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	Note	2024	2023	2022
Net premiums	12	$8,267	$4,137	$3,011
Other policy revenue	12	781	413	224
Net investment income	10	4,264	1,809	978
Investment related gains (losses)	10	369	425	(80)
Net investment results from reinsurance funds withheld		422	128	280
Total revenues		14,103	6,912	4,413

Policyholder benefits and claims incurred	12, 17, 20	(8,162)	(3,939)	(2,852)
Interest sensitive contract benefits	12, 18	(1,874)	(687)	(239)
Amortization of deferred policy acquisition costs, deferred sales inducements and value of business acquired	14	(1,237)	(632)	(371)
Change in fair value of insurance-related derivatives and embedded derivatives	9	234	41	(43)
Change in fair value of market risk benefits	12, 19	(107)	166	152
Other reinsurance expenses		(26)	(21)	(13)
Operating expenses		(1,356)	(777)	(411)
Interest expense		(362)	(249)	(104)
Total benefits and expenses		(12,890)	(6,098)	(3,881)
Net income before income taxes		1,213	814	532
Income tax recovery (expense)	22	34	(17)	(31)
Net income		$1,247	$797	$501

Attributable to:
Class A exchangeable and Class B shareholders(1)		$14	$5	$6
Class C shareholders		1,200	791	493
Non-controlling interests		33	1	2
		$1,247	$797	$501
Net income per Class C share
Basic	25	$8.69	$10.51	$13.75
__________________________
(1)On August 29, 2024, the Company redesignated all of its Class A-1 exchangeable shares into its Class A exchangeable shares. Amounts attributable to Class A exchangeable and Class B shareholders include amounts attributable to Class A-1 exchangeable shareholders prior to the redesignation. For further details, refer to Note 23.
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	Note	2024	2023	2022
Net income		$1,247	$797	$501
Other comprehensive income (loss), net of tax:
Change in net unrealized investment gains (losses)		426	579	(1,007)
Foreign currency translation		(70)	15	(2)
Change in discount rate for future policy benefits	17	123	(268)	570
Change in instrument-specific credit risk for market risk benefits	19	(174)	(8)	(7)
Defined benefit pension plan adjustment		19	85	—
Total other comprehensive income (loss)	24	324	403	(446)
Comprehensive income		$1,571	$1,200	$55

Attributable to:
Class A exchangeable and Class B shareholders(1)	$14	$5	6
Class C shareholders	1,524	1,194	47
Non-controlling interests	33	1	2
	$1,571	$1,200	$55
__________________________
(1)On August 29, 2024, the Company redesignated all of its Class A-1 exchangeable shares into its Class A exchangeable shares. Amounts attributable to Class A exchangeable and Class B shareholders include amounts attributable to Class A-1 exchangeable shareholders prior to the redesignation. For further details, refer to Note 23.
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Class A exchangeable and Class B shareholders(4)			Class C shareholders
FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	Share capital	Retained earnings	Total	Share capital	Retained earnings	Accumulated other comprehensive income (loss)	Total	Non-controlling interests	Total equity
Balance as of January 1, 2022	$536	$3	$539	$963	$(124)	$(33)	$806	$—	$1,345
Net income	—	6	6	—	493	—	493	2	501
Other comprehensive loss	—	—	—	—	—	(446)	(446)	—	(446)
Comprehensive income (loss)	—	6	6	—	493	(446)	47	2	55
Other items:
Equity issuances	—	—	—	450	—	—	450	11	461
Distributions and redeemable preferred share dividends(1)	(59)	—	(59)	—	(68)	—	(68)	(5)	(132)
Derecognition of equity accounted investments	—	—	—	—	—	(44)	(44)	—	(44)
Other	(54)	—	(54)	54	—	—	54	—	—
Total change in the year	(113)	6	(107)	504	425	(490)	439	8	340
Balance as of December 31, 2022	$423	$9	$432	$1,467	$301	$(523)	$1,245	$8	$1,685
Net income	—	5	5	—	791	—	791	1	797
Other comprehensive income	—	—	—	—	—	403	403	—	403
Comprehensive income	—	5	5	—	791	403	1,194	1	1,200
Other items:
Equity issuances	1,173	—	1,173	2,130	—	—	2,130	—	3,303
Non-controlling interest assumed on acquisition	—	—	—	—	—	—	—	137	137
Distributions and redeemable preferred share dividends(2)	(5)	—	(5)	—	(154)	—	(154)	—	(159)
Other	(14)	—	(14)	10	(7)	—	3	—	(11)
Total change in the year	1,154	5	1,159	2,140	630	403	3,173	138	4,470
Balance as of December 31, 2023	$1,577	$14	$1,591	$3,607	$931	$(120)	$4,418	$146	$6,155
Net income	—	14	14	—	1,200	—	1,200	33	1,247
Other comprehensive income	—	—	—	—	—	324	324	—	324
Comprehensive income	—	14	14	—	1,200	324	1,524	33	1,571
Other items:
Equity issuances	1	—	1	4,919	—	—	4,919	4	4,924
Non-controlling interest assumed on acquisition	—	—	—	—	—	—	—	713	713
Distributions and redeemable preferred share dividends(3)	(14)	—	(14)	—	(105)	—	(105)	(46)	(165)
Acquisition of treasury shares, net	(122)	—	(122)	—	—	—	—	—	(122)
Total change in the year	(135)	14	(121)	4,919	1,095	324	6,338	704	6,921
Balance as of December 31, 2024	$1,442	$28	$1,470	$8,526	$2,026	$204	$10,756	$850	$13,076
__________________________
(1)In 2022, the Company distributed $0.14 in the form of a return of capital per each Class A exchangeable and Class B share in each quarter. In addition, the Company completed a special distribution of shares of Brookfield Asset Management Ltd. (the “Manager shares”) to the holders of the Company’s Class A exchangeable shares and Class B shares in the amount of $5.481 per share in the fourth quarter.
(2)In 2023, the Company distributed $0.07 in the form of a return of capital per each Class A exchangeable and Class B share in each quarter and $0.07 in the form of a return of capital per each Class A-1 exchangeable share in the fourth quarter.
(3)In 2024, the Company distributed $0.08 in the form of a return of capital per each Class A exchangeable and Class B share in each quarter and $0.08 in the form of a return of capital per each Class A-1 exchangeable share in the first two quarters prior to its redesignation to Class A exchangeable share.
(4)On August 29, 2024, the Company redesignated all of its Class A-1 exchangeable shares into its Class A exchangeable shares. Equity amounts attributable to Class A exchangeable and Class B shareholders include amounts attributable to Class A-1 exchangeable shareholders prior to the redesignation. For further details, refer to Note 23.
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2024	2023	2022
Operating activities
Net income	$1,247	$797	$501
Adjustments to reconcile net income to net cash from operating activities:
Other policy revenue	(781)	(413)	(224)
Accretion on investments	(597)	(216)	(47)
Amortization of deferred policy acquisition costs, deferred sales inducements and value of business acquired	1,237	632	371
Deferral of policy acquisition costs	(1,332)	(1,121)	(617)
Losses (gains) on investments and derivatives	(1,071)	(604)	153
Provisions for credit losses	123	24	83
Income from real estate partnerships, investment funds and corporations	(354)	(190)	(239)
Distributions from real estate partnerships, investment funds and corporations	499	91	—
Interest credited to policyholders’ account balances	2,204	633	156
Change in fair value of embedded derivatives	63	249	(24)
Depreciation and amortization	206	50	13
Deferred income taxes	(150)	12	22
Changes in operating assets and liabilities:
Insurance-related liabilities	2,503	3,341	1,532
Deposit liabilities	(20)	(100)	(25)
Funds withheld under reinsurance	(291)	(1,450)	(962)
Reinsurance recoverables and deposit assets	1,186	186	50
Accrued investment income	(148)	78	(223)
Working capital and other	45	(492)	124
Cash flows from operating activities	4,569	1,507	644
Investing activities
Acquisition of subsidiary, net of cash acquired	10,843	(346)	(4,086)
Disposition of business, net of cash disposed	—	72	—
Purchase of investments:
Fixed maturity, available-for-sale	(15,323)	(4,764)	(10,280)
Equity securities	(709)	(636)	(1,981)
Mortgage loans on real estate	(2,180)	(566)	(1,398)
Private loans	(3,527)	(535)	(1,537)
Investment real estate and real estate partnerships	(2,377)	(1,359)	(16)
Investment funds	(517)	(808)	(442)
Short-term investments	(18,191)	(18,012)	(6,583)
Other invested assets	(265)	(19)	—
Proceeds from sales and maturities of investments:
Fixed maturity, available-for-sale	11,836	5,871	11,882
Equity securities	145	174	500
Mortgage loans on real estate	2,324	671	916
Private loans	1,065	542	58
Investment real estate and real estate partnerships	336	102	21
Investment funds	514	235	233
Short-term investments	16,812	17,699	7,957
Other invested assets	102	39	—
Purchase of derivatives	(627)	(238)	(66)
Proceeds from sales and maturities of derivatives	1,315	66	191
Purchase of intangibles and property and equipment	(40)	(135)	(24)
Proceeds from sales of intangibles and property and equipment	34	91	5
Purchase of equity accounted investments	—	—	(253)
Change in collateral held for derivatives	(79)	243	8
Other	(58)	(196)	17
Cash flows from investing activities	1,433	(1,809)	(4,878)

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2024	2023	2022
Financing activities
Issuance of common stock	—	—	450
Issuance of preferred stock	—	—	2,512
Return of capital to common stockholders	(14)	(5)	(6)
Proceeds from non-controlling interest	—	1	—
Payments to non-controlling interest	—	—	(5)
Borrowings from related parties	1,994	614	258
Repayment of borrowings to related parties	(2,241)	(297)	(633)
Borrowings from external parties	4,728	2,242	5,206
Repayment of borrowings to external parties	(4,546)	(2,729)	(2,239)
Borrowings issued to reinsurance entities	63	—	50
Repayment of borrowings issued to reinsurance entities	(129)	—	(100)
Policyholders’ account deposits	10,865	4,920	1,407
Policyholders’ account withdrawals	(8,753)	(2,281)	(896)
Debt issuance costs	(4)	—	(10)
Proceeds from repurchase agreement	364	313	388
Repayments of repurchase agreement	(363)	(313)	(388)
Issuance of common stock to non-controlling interest	4	—	—
Distributions to non-controlling interest	(46)	—	—
Cash flows from financing activities	1,922	2,465	5,994
Cash and cash equivalents
Cash and cash equivalents, beginning of year	4,308	2,145	393
Net change during the year	7,924	2,163	1,760
Foreign exchange on cash balances held in foreign currencies	11	—	(8)
Cash and cash equivalents, end of year	$12,243	$4,308	$2,145

Supplementary cash flow disclosures
Cash taxes paid (net of refunds received)	$(28)	$68	$52
Cash interest paid	318	123	85
Non-cash transactions:
Investments received in connection with pension risk transfer transactions	2,292	—	1,097
Issuance of common stock in exchange for investments received (See Note 23)	2,119	—	—
Equity securities transferred as consideration paid for acquisition of a subsidiary (See Note 16)	1,111	—	—
The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1. NATURE OF OPERATIONS
Brookfield Wealth Solutions Ltd. (“Brookfield Wealth Solutions”) is a Bermuda corporation incorporated on December 10, 2020 and governed by the laws of Bermuda. References in these financial statements to “we”, “our”, “us” or “the Company” refer to Brookfield Wealth Solutions and its subsidiaries, whereas references to “Brookfield” refer to Brookfield Corporation and its subsidiaries. The Company’s class A exchangeable shares are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “BNT”. On September 4, 2024, the Company changed its name from Brookfield Reinsurance Ltd. to Brookfield Wealth Solutions Ltd. and, on September 6, 2024, changed its trading symbol from “BNRE” to “BNT”. Our operations are located primarily in Bermuda, the United States (“U.S.”), Canada and the Cayman Islands. The Company’s registered head office address is Ideation House, First Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda.
Our company is focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions. Through our direct 100% ownership interest in BAM Re Holdings Ltd. (“BAM Re Holdings”), we hold the interest in our operating subsidiaries, which are: North End Re Ltd. (“NER Ltd.”), North End Re (Cayman) SPC (“NER SPC”), Brookfield Annuity Company (“BAC”), American National Group Inc. (“ANGI”) and Argo Group International Holdings, Inc. (“Argo”).
In May 2024, American Equity Investment Life Holdings Company (“AEL”) became a wholly-owned subsidiary of BAM Re Holdings. Following the acquisition of AEL, American National Group, LLC (“American National”) merged down into AEL. Subsequently, AEL changed its name to American National Group Inc. For further details about the Company’s acquisition of AEL and post-merger reorganization, refer to Note 16.
The business continues to be conducted through our operating subsidiaries. As a result of the Company’s acquisition of AEL, diversification in insurance offerings and overall strategic shift, the Company reorganized and changed its internal segments in a manner that caused the composition of its reporting segments to change in the second quarter of 2024. The Company’s reporting segments were realigned to Annuities, Property and Casualty (“P&C”), Life Insurance and Corporate and Other. Previously, the Company reported its operations under three segments: Direct Insurance, Reinsurance, and Pension Risk Transfer (“PRT”). For segment information, refer to Note 27. The Company has restated all applicable comparative information.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements (“financial statements”) and notes thereto, including all prior periods presented, have been prepared under accounting principles generally accepted in the United States of America (“GAAP”). The financial statements are prepared on a going concern basis and have been presented in U.S. dollars (“USD”) rounded to the nearest million unless otherwise indicated.
The preparation of the financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Included among the material (or potentially material) reported amounts and disclosures that require use of estimates are fair value of certain financial assets, derivatives, allowances for credit losses, deferred policy acquisition costs (“DAC”), value of business acquired (“VOBA”), reinsurance funds withheld, goodwill and other intangibles, market risk benefits (“MRB”), future policy benefits (“FPB”), policyholders’ account balances (“PAB”) including the fair value of embedded derivatives, policy and contract claims, income taxes including the recoverability of deferred tax assets, and the potential effects of resolving litigated matters. Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.
Adoption of New Accounting Standards
During the year, the Company adopted the following Accounting Standard Updates (“ASU”), issued by the Financial Accounting Standards Board (“FASB”). ASUs not listed below were assessed and determined to be either not applicable or insignificant in presentation or amount.

ASU 2022-03 – On June 30, 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The amendments clarify that a contractual sale restriction on an equity security is not considered to be part of the unit of account of the equity security and that an entity should not consider such restriction when measuring the equity security’s fair value. In addition, the amendments clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The amendments also provide disclosure requirements relating to equity securities subject to contractual sale restrictions. This ASU was effective on January 1, 2024, and was applied prospectively. The adoption of this ASU did not have a material impact on our consolidated financial statements.
ASU 2023-02 – On March 29, 2023, the FASB issued ASU 2023-02, Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method. The amendments permit reporting entities to elect to account for their tax equity investments, regardless of the tax credit program from which the income tax credits are received, using the proportional amortization method if certain conditions are met. In addition, disclosures describing the nature of the investments and related income tax credits and benefits will be required. This ASU was effective on January 1, 2024, to be applied on either a modified retrospective or a retrospective basis subject to certain exceptions, with early adoption permitted. The adoption of this ASU did not have a material impact on our consolidated financial statements.
ASU 2023-07 – On November 27, 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments require the disclosure of significant segment expenses by reportable segment, enhance interim and annual disclosure requirements and clarify circumstances in which an entity can disclose multiple segment measures of profit or loss. This ASU was effective on January 1, 2024 for annual filings (and January 1, 2025 for quarterly filings) and was applied retrospectively to all prior periods presented in our consolidated financial statements. As a result of adopting this ASU, we added additional information in our segment reporting disclosure. See Note 27.
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

Class A exchangeable shares: the Company’s equity interests include the class A exchangeable shares held by public shareholders. Subject to applicable law, quarterly cash distributions may be made in the form of a dividend or a capital reduction resulting in a return of capital or a combination thereof. Each class A exchangeable share is structured with the intention of providing an economic return equivalent to one Brookfield Class A Share due to each exchangeable share (i) being exchangeable at the option of the holder for one Brookfield Class A Share or its cash equivalent (the form of payment to be determined at the election of Brookfield Corporation), subject to certain limitations, and (ii) receiving distributions at the same time and in the same amounts as dividends on the Brookfield Class A Shares. Each class A exchangeable share is exchangeable with Brookfield at the option of the holder for one Brookfield Class A Share (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the discretion of Brookfield), plus unpaid distributions.
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
Prior to its redesignation into Class A exchangeable shares on August 29, 2024, the Company’s equity interest included the class A-1 exchangeable non-voting shares held by public shareholders, which were classified as equity instruments. The class A-1 exchangeable shares were issued capital of the Company and as a result were not adjusted for changes in market value. As class A-1 exchangeable shares ranked in priority to the class C shares, they were not considered common stock of the Company.
Class B shares: the Company’s equity interests include the class B shares held by the BNT Partners Trust. Subject to applicable law, quarterly cash distributions may be made in the form of a dividend or a capital reduction resulting in a return of capital or a combination thereof. Distributions on the class B shares will be paid, or in the case of a distribution made pursuant to a capital reduction, will be returned, in each case, at the same time and in the same amount per share as dividends on a Brookfield Class A Shares. The BNT Partners Trust is entitled to one vote on any matter and can cast one vote for each class B share held at the record date.
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
Class A redeemable junior preferred shares: on May 25, 2022, the Company issued 98,351,547 Class A Junior Preferred Shares, Series 1 (“Class A redeemable junior preferred shares”), to Brookfield, for proceeds of $2.5 billion. On December 9, 2022, the Company issued 2,108,733 Class A Junior Preferred Shares, Series 2 (“Class A redeemable junior preferred shares”) for $53 million to Brookfield. These redeemable junior preferred shares are non-voting and entitle the holders thereof to a fixed cumulative 4.5% preferential cash dividend payable annually as and when declared by the issuer’s board of directors.
Each of these junior preferred shares is redeemable at the option of the holder at any point on or after the 50th anniversary of the date of issue at $25 plus accrued and unpaid dividends, subject to certain restrictions. These junior preferred shares are also convertible into the Company’s Class C shares at a conversion rate equal to $25 plus accrued and unpaid dividends divided by the then fair market value of a Class C share. Due to the holder redemption option, these junior preferred shares have been classified as mezzanine equity, measured at their redemption value at each reporting date on the consolidated statements of financial position (“statements of financial position”). The dividends are recognized as a reduction of retained earnings in the consolidated statements of changes in equity (“statements of equity”).

On December 6, 2024, Brookfield, as the sole holder of our Class A redeemable junior preferred shares, exercised its right to convert all outstanding Class A redeemable junior preferred shares into 53,947,528 class C shares. As of December 31, 2024, there were no Class A redeemable junior preferred shares issued and outstanding.
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
Available-for-sale fixed maturity securities primarily include bonds, asset backed securities (“ABS”) and private debt securities. Available-for-sale fixed maturity securities, which may be sold prior to their contractual maturity, are classified as available-for-sale (“AFS”) and are carried at fair value with changes in fair value recognized in other comprehensive income (“OCI”), except for those that are designated as hedged items in a fair value hedge, for which changes in fair value are recognized during the period of the hedge in “Investment related gains (losses)” within the statements of operations.
For available-for-sale fixed maturity securities in an unrealized loss position, the Company first assesses whether it intends to sell the security or will be required to sell the security before recovery of its amortized cost basis. If either of these criteria are met, the security’s amortized cost basis is written down to fair value through income in “Investment related gains (losses)” within the statements of operations. Refer to “Credit loss allowances and impairments” within this note for impairment or credit loss-related considerations.
Equity securities primarily include common stock, preferred stock and private equity. Equity securities are carried at fair value with changes in fair value recognized in “Investment related gains (losses)” within the statements of operations.
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
Mortgage loans and private loans are both presented net of the Company’s recorded allowance for expected credit loss, which represents the portion of amortized cost basis that the Company does not expect to collect. Refer to “Credit loss allowances and impairments” within this note.
Policy loans are carried at the outstanding balance plus any accrued interest. Due to the collateralized nature of policy loans such that they cannot be separated from the policy contracts, the unpredictable timing of repayments and the fact that settlement is at outstanding value, the carrying value of policy loans approximates fair value.
Investment real estate is stated at cost less accumulated depreciation and includes certain residential investment real estate through consolidation of investment company VIEs in accordance with ASC 946, Financial Services – Investment Companies (“ASC 946”), which are reported at fair value with the change in fair value on these investments reported in “Net investment income” within the statements of operations. Fair values of residential investment real estate are initially based on the cost to purchase the properties and subsequently determined using broker price opinions.

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
Real estate partnerships are comprised of real estate joint ventures and other limited partnerships and include VIEs that are accounted for using the equity method of accounting. For certain real estate joint ventures and other limited partnerships, the Company elected the fair value option in accordance with ASC 825, Financial Instruments (“ASC 825”). These investments are fair valued on a recurring basis with the change in fair value reported in “Net investment income” in the statements of operations. In addition, certain other real estate joint ventures and limited partnership interest are consolidated investment company VIEs. These investments are fair valued on a recurring basis with the change in fair value reported in “Net investment income”.
The Company routinely evaluates its investments in those investees for impairment. The Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether impairment has occurred. When an impairment is deemed to have occurred at the joint venture level, the Company recognizes its share as an adjustment to “Net investment income” to record the investment at its fair value. When an impairment results from the Company’s separate analysis, an adjustment is made through “Investment related gains (losses)” to record the investment at its fair value.
Investment funds are comprised of certain non-fixed income, alternative investments in the form of limited partnerships or similar legal structures for which the Company is not the primary beneficiary and therefore is not required to consolidate. The Company typically accounts for investment funds using the equity method of accounting. In addition, the Company has concluded that it is the primary beneficiary for certain investments funds, which are investment company funds in scope of ASC 946 and consolidate the underlying funds. Valuation methods include net asset value (“NAV”) as a practical expedient and fair value based on discounted cash flow models. Income is reported on a quarter lag due to the availability of the related financial statements of these investment funds. Investment funds also include our investment in common stock accounted for using the equity method of accounting due to our ability to exercise significant influence.
Short-term investments include highly liquid securities and other investments with original maturities of over 90 days and less than one year at the date of acquisition. Securities included within short-term investments are stated at fair value with amortized cost used as an approximation of fair value for certain investments.
Derivative instruments include call options used to fund fixed indexed annuity contracts and equity-indexed universal life contracts (“insurance-related derivatives”) as well as other derivative instruments purchased to manage foreign currency exposure and other market risks associated with certain assets and liabilities. Derivative instruments are recorded at fair value on the acquisition date and subsequently revalued at fair value at each reporting date. Derivative instruments with positive values are recorded as derivative assets within “Other invested assets” and derivative instruments with negative fair values are reported as derivative liabilities within “Other liabilities” in the statements of financial position. If a derivative is not designated for hedge accounting, changes in the fair value of derivatives are recorded in “Investment related gains (losses)” in the statements of operations, except for insurance-related derivatives, whose fair value changes are recorded in “Change in fair value of insurance-related derivatives and embedded derivatives”, along with fair value changes from embedded derivatives on related fixed indexed annuity and equity-indexed universal life contracts.

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
Hedge accounting
To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge. In its hedge documentation, the Company identifies (i) how the hedging instrument is expected to hedge the designated risks related to the hedged item; (ii) the method that will be used to retrospectively and prospectively assess the hedge effectiveness; and (iii) the method which will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the hedge accounting relationship.
The Company applies fair value hedge accounting treatment to certain of its qualifying derivative instruments in relation to foreign currency risks of certain available-for-sale fixed maturity securities. Under a fair value hedge, the changes in the fair value of of the hedging derivative and changes in the fair value of the hedged items related to the designated risk being hedged are reported on the statements of operations in the same line item. When the hedged items are available-for-sale fixed maturity securities, changes in fair value of the hedged items that relate to the designated risk are recognized in earnings instead of OCI, and the carrying values of the hedged items are not remeasured.
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
Other invested assets are primarily comprised of derivatives assets, net of qualifying collaterals held. Federal Home Loan Bank stock, as well as separately managed accounts which are portfolios of individual securities, such as stocks or bonds, that are managed on behalf of the Company by an investment manager, are also included in other invested assets and are carried at cost or market value if available from the account manager. Other invested assets also include financing receivables, residual tranche investments to which we elected to apply the fair value option in accordance with ASC 825, company owned life insurance (“COLI”), tax credit partnerships and mineral rights less allowance for depletion, where applicable.
Reinsurance recoverables and deposit assets include the reinsurance receivables from cedants or reinsurers, reinsurance recoverables from reinsurers, and deposit assets associated with reinsurance agreements.
For long term duration contracts, each reinsurance agreement is assessed to determine whether the agreement transfers significant insurance risk to the reinsurer. If insurance risk is transferred, the Company utilizes the reinsurance method of accounting. If the agreement does not transfer significant insurance risk, the Company utilizes the deposit method of accounting. The reinsurance recoverables and deposit assets include deposit assets, ceded MRB assets, amounts due from reinsurers for paid or unpaid claims, claims incurred but not reported (“IBNR”), PAB or FPB. The reinsurance recoverables are presented net of a reserve for collectability. The Company has ceded disability, medical and long-term care insurance, annuity contracts including lifetime income benefit riders, as well as PRT contracts with significant insurance risk to other insurance companies through reinsurance. The Company also cedes annuity contracts without significant insurance risk to other insurance companies.

For short term duration contracts, reinsurance recoverables are the estimated amount due to the Company from reinsurers related to paid and unpaid ceded claims and claim adjustment expenses (“CAE”) and are presented net of a reserve for collectability. Recoveries of gross ultimate losses under the non-catastrophe reinsurance are estimated by a review of individual large claims and the ceded portion of IBNR claims using assumed distribution of loss by percentage retained. Recoveries of gross ultimate losses under the Company’s catastrophe reinsurance are estimated by applying reinsurance treaty terms to estimates of gross ultimate losses. The most significant assumption is the average size of the individual losses for those claims that have occurred but have not yet been reported and the estimate of gross ultimate losses. The ultimate amount of the reinsurance ceded recoverable is unknown until all losses settle.
Reinsurance receivables include amounts receivable from third-party reinsurers and cedants. The reinsurance receivables which will be settled within a year are short-term in nature, and their fair values approximate carrying value. Reinsurance receivables include future installment payments for ceding commissions on reinsured annuity contracts. The receivable is recorded at the net present value of the installment payments.
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
The Company determines whether an allowance for credit loss should be established for fixed maturity securities by assessing all facts and circumstances surrounding each security. Where the decline in fair value of fixed maturity securities is attributable to changes in market interest rates or to factors such as market volatility, liquidity and spread widening, and we anticipate recovery of all contractual or expected cash flows, we do not consider these securities to have credit loss because we do not intend to sell these securities, and it is not more likely than not we will be required to sell these securities before a recovery of amortized cost, which may be maturity.
If we intend to sell a fixed maturity security or if it is more likely than not that we will be required to sell a security before recovery of its amortized cost basis, credit loss has occurred and the difference between amortized cost and fair value will be recognized as a loss in the statements of operations.
If we do not intend to sell and it is not more likely than not we will be required to sell the fixed maturity security but also do not expect to recover the entire amortized cost basis of the security, a credit loss would be recognized in the amount of the expected credit loss in the statements of operations. We determine the amount of expected credit loss by calculating the present value of the cash flows expected to be collected discounted at each security’s acquisition yield based on our consideration of whether the security was of high credit quality at the time of acquisition.
An allowance for credit losses is recorded through income in “Investment related gains (losses)” limited to the amount fair value is less than amortized cost. If the fair value is less than the net present value of its expected cash flows at the impairment measurement date, a non-credit loss exists which is recorded in OCI for the difference between the fair value and the net present value of the expected cash flows.
Expected credit losses
The Company records an allowance for credit loss in earnings within “Investment related gains (losses)” in an amount that represents the portion of the amortized cost basis of mortgage and private loans that we do not expect to collect, resulting in the loans being presented at the net amount expected to be collected. In determining the credit loss allowances, management applies significant judgment to estimate expected lifetime credit loss, including: (i) pooling loans that share similar risk characteristics; (ii) considering expected lifetime credit loss over the contractual term of its loans adjusted for expected prepayments and any extensions; and (iii) considering past events and current and forecasted economic conditions. The allowance is calculated quarterly for each loan type based on its unique inputs. The Company uses the discounted cash flow model to assess expected credit loss.
Mortgage loans – On an ongoing basis, mortgage loans with dissimilar risk characteristics (i.e., loans with significant declines in credit quality) and collateral dependent mortgage loans (i.e., when the borrower is experiencing financial difficulty, including when foreclosure is probable) may be evaluated individually for credit loss.

The valuation allowances for each of our mortgage loan portfolios are estimated by deriving probability of default and recovery rate assumptions based on the characteristics of the loans in each portfolio, historical economic data and loss information, and current and forecasted economic conditions. Key loan characteristics impacting the estimate for our commercial mortgage loan portfolio include the current state of the borrower’s credit quality, which considers factors such as loan-to-value (“LTV”) and debt service coverage ratios (“DSCR”), loan performance, underlying collateral type, delinquency status, time to maturity, and original credit scores. Key loan characteristics impacting the estimate for our agricultural and residential mortgage loan portfolios include the current state of the borrowers’ credit quality, delinquency status, time to maturity and original credit scores.
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
The Company’s mortgage loans are primarily originated and are not purchased in the secondary market; as such, the mortgage loans would not generally be subject to purchased credit deteriorated considerations. For any purchased mortgage loans, the Company performs an analysis that includes both qualitative and quantitative considerations to determine whether any purchases have had more-than-insignificant credit deterioration since origination.
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
Cash and cash equivalents have durations that do not exceed 90 days at the date of acquisition, include cash on-hand and in banks, as well as amounts invested in money market funds.

Reinsurance funds withheld are receivable for amounts contractually withheld by ceding companies in accordance with reinsurance agreements in which the subsidiaries of the Company act as reinsurers. The receivable represents assets that are held in custodial accounts that are legally segregated from the third-party ceding companies’ general accounts and are managed by our subsidiaries. The assets are typically cash and cash equivalents and fixed income asset types. In the event of ceding companies’ insolvency, the subsidiaries would need to assert a claim on the assets supporting the insurance liabilities. However, the subsidiaries have the ability to offset amounts owed to the ceding companies. Interest generally accrues on these assets based upon the investment earnings on the underlying investments. Our subsidiaries are subject to the investment performance and have all economic rights and obligations on the funds withheld assets, in a fashion similar to the invested assets held directly by our subsidiaries. The underlying agreements contain embedded derivatives. Derivatives embedded in reinsurance contracts which are not closely related to the host contract are separated and measured at fair value in the statements of financial position and presented within “Reinsurance funds withheld”. Changes in the fair value are included in the “Net investment results from funds withheld” in the statements of operations.
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
Depreciation of property and equipment commences when it is available for use. Property and equipment are depreciated on a straight-line basis over the estimated useful lives of each component of the property and equipment. The estimated useful lives of the property and equipment are three to 30 years.
Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is shorter, on a straight-line basis. The right-of-use asset is depreciated on the straight-line basis over the lease term. The estimated useful lives, residual values and depreciation methods are reviewed at the end of each annual reporting period, with the effect of any changes recognized on a prospective basis.
The Company reviews its property and equipment for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
Intangible assets are primarily from the acquisition of American National, Argo and AEL. Definite-lived intangible assets include distribution relationships, trade names and an unpaid claims reserve intangible asset, as well as other intangible assets such as capitalized software and leases. Indefinite-lived intangible assets represent insurance licenses.
(i) Distributor relationships
The distribution assets reflect relationships American National, Argo, and AEL have with their respective third-party intermediaries that generate new business for the Company. These assets were valued using the multi-period excess-earnings method, which derives value based on the present value of the after-tax cash flows attributable to the intangible asset only. The useful life of distributor relationships ranges approximately from 15 to 30 years.
(ii) Trade names
This represents trade names of American National, Argo, and AEL and was valued using the relief from royalty method, which derives value based on present value of the after-tax royalty savings attributable to owning the intangible asset. The useful life of the trade name is ten years for American National and AEL, and five years for Argo.
(iii) Unpaid claims reserve intangible asset
As part of the acquisition of Argo, we recognized an intangible asset that represents the difference between the liability for unpaid claims and CAE measured in accordance with the acquiring company’s accounting policies and the estimated fair value of such liability at the acquisition date. Unpaid claims reserve intangible asset is amortized based on the payout pattern of the acquired liability for unpaid claims and CAE.

(iv) Insurance licenses
Given the highly regulated nature of the insurance industry, companies are required to hold certain licenses to operate. These licenses are valued using the comparable transaction method based on observable license transactions in the insurance industry. Insurance licenses represent an indefinite-lived intangible asset.
Deferred policy acquisition costs (“DAC”) and deferred sales inducements (“DSI”) are capitalized costs related directly to the successful acquisition of new or renewal insurance contracts. Significant costs are incurred to successfully acquire insurance, reinsurance and annuity contracts, including commissions and certain underwriting, premium bonus, policy issuance and processing expenses. DSI is amortized on a constant level basis over the amortization bases selected by product, consistent with the amortization of DAC for a related product, as shown below:

Product(s)	Amortization base
Traditional life products	Nominal face amount
Life contingent payout annuities	Annualized benefit amount in force
Health products	Original annual premium
Fixed deferred annuities, fixed index annuities, variable annuities	Policy count
Universal life products	Initial face amount
Property and Casualty	Earned premium
The assumptions used in the calculation for DAC and DSI are impacted by the changes in actuarial assumptions as a result of assumption reviews and updates for associated insurance liabilities, which include full surrenders, partial withdrawals, mortality, utilization, premium persistency, reset assumptions associated with lifetime income benefit riders and the option budget assumption. The Company reviews and updates actuarial experience assumptions serving as inputs to the models that establish the expected life for DAC and other actuarial balances during the third quarter of each year, or more frequently if evidence suggests assumptions should be revised. The Company makes model refinements as necessary, and any changes resulting from these assumption updates are applied prospectively.
Amortization of DAC and DSI is included in the “Amortization of deferred policy acquisition costs, deferred sales inducements and value of business acquired” on the statements of operations.
For short-duration contracts, DAC is grouped consistent with the manner in which insurance contracts are acquired, serviced and measured for profitability and is reviewed for recoverability based on the profitability of the underlying insurance contracts. Investment income is anticipated in assessing the recoverability of DAC for short-duration contracts.
Value of business acquired (“VOBA”) is an intangible asset or liability resulting from a business combination that represents the difference between the policyholder liabilities measured in accordance with the acquiring company’s accounting policies and the estimated fair value of the same acquired policyholder liabilities in-force at the acquisition date. The estimated fair value of the acquired liabilities includes assumptions on future policy benefits and contract charges, premiums, discount rates and the net investment earned rate. VOBA can be either positive or negative. Positive VOBA is recorded in the “Deferred policy acquisition costs, deferred sales inducements and value of business acquired” line in the statements of financial position. Negative VOBA occurs when the estimated fair value of in-force contracts in a life insurance company acquisition is less than the amount recorded as insurance contract liabilities, and is recorded in the “Future policy benefits” in the statements of financial position.
VOBA is amortized on a basis consistent with the related policyholder liabilities over the remaining life of the acquired underlying policies using the same methodology, factors, and assumptions used to amortize DAC and DSI. Amortization of VOBA intangible asset is included in the “Amortization of deferred policy acquisition costs, deferred sales inducements and value of business acquired” on the statement of operations. Amortization of VOBA intangible liability is included in “Policyholder benefits and claims incurred” on the statements of operations.
Goodwill represents the excess of amounts paid for acquiring businesses over the fair value of the net assets acquired, less any impairment recognized.

Goodwill is not amortized but is tested for impairment at least annually by first assessing whether there are events or changes in circumstances, such as deteriorating or adverse market conditions, indicating that it is more likely than not that the carrying amount of the reporting unit including goodwill may exceed the fair value. If this qualitative assessment indicates that an impairment may exist, a quantitative impairment assessment is then performed and impairment is measured and recognized as the amount by which a reporting unit’s carrying value, including goodwill, exceeds its fair value, limited to the carrying amount of goodwill of the reporting unit.
Separate account assets and liabilities are funds that are held separate from the general assets and liabilities of the Company. Separate account assets include funds representing the investments of variable insurance product contract holders, who bear the investment risk of such funds. Investment income and investment gains and losses from these separate funds accrue to the benefit of the contract holders. The Company reports separately, as assets and liabilities, investments held in such separate accounts and liabilities of the separate accounts if (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from the Company’s general account liabilities; (iii) investments are directed by the contract holder; and (iv) all investment performance, net of contract fees and assessments, is passed through to the contract holder. In addition, the Company’s qualified pension plan assets and certain assets supporting our PRT business are included in separate accounts. The assets of these accounts are carried at fair value. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and related liability increases are excluded from benefits and expenses in the statements of operations. Separate accounts are established in conformity with insurance laws and are not chargeable with liabilities that arise from any other business of the Company.
Assets received or pledged as collateral: the Company receives and pledges collateral in respect to certain derivative contracts, in order to meet its contractual obligations. The amount of collateral required is determined by the valuation of each contract on a mark-to-market basis and the type of collateral to be deposited is specified within the agreement with each counterparty.
Collateral pledged continues to be recognized in the statements of financial position as the Company retains all rights related to these assets. Collateral received is not recognized in the statements of financial position unless the Company acquires the rights relating to the economic risks and rewards related to these assets.
Collateralized borrowing transactions: Securities sold under repurchase agreements, as well as securities purchased under reverse repurchase agreements, are collateralized borrowing transactions that do not qualify for sale accounting under ASC 860, Transfers and Servicing (“ASC 860”). A repurchase agreement provides the lender of securities the right to receive from the counterparty sufficient cash to purchase the same securities at the maturity of the agreement. A repurchase agreement is accounted for as a collateralized borrowing, whereas a reverse repurchase agreement is accounted for as a collateralized lending. These transactions are measured at amortized cost and are recorded at amounts at which the securities were initially sold.
For repurchase agreements, the Company recognizes an asset in the statements of financial position, representing the cash received, and a liability for the same amount, representing the obligation to repurchase the loaned securities. Repurchase agreements with the same counterparty are presented as net in the statements of financial position when the criteria to offset are met. For reverse repurchase agreements, the Company recognizes a receivable for cash provided in the statements of financial position. Securities sold under repurchase agreements continue to be recognized in the statements of financial position, while securities purchased under reverse repurchase agreements are not recognized in the statements of financial position.
Future policy benefits (“FPB”) is calculated as the present value of expected future policy benefits to be paid or on behalf of policyholders and certain related expenses, reduced by the present value of expected net premiums to be collected from policyholders. Principal assumptions used in the establishment of the FPB include mortality, morbidity, lapse, incidence, terminations, claim-related expenses and other contingent events based on the respective product type. The Company groups contracts into annual or deal level cohorts based on product type and contract inception date for the purposes of calculating the liability for future policy benefits (“LFPB”).

The Company updates its estimate of cash flows over the entire life of a group of contracts using actual historical experience and current future cash flow assumptions. The Company reviews and updates cash flow assumptions at least annually during the third quarter of each year, and at the same time every year by cohort or product. The Company also reviews more frequently and updates its cash flow assumptions during an interim period if evidence suggests cash flow assumptions should be revised. Assumption revisions will be reflected in the net premium ratio and FPB calculation in the quarter in which assumptions are revised. The change in the liability due to actual experience is recognized in “Policyholder benefits and claims incurred” in the statements of operations.
The change in FPB that is recognized in “Policyholder benefits and claims incurred” in the statement of operations is calculated using a locked-in discount rate. The Company measures the FPB at each reporting period using both the locked-in discount rate and the current discount rate curves. The upper-medium grade discount rate used for interest accretion is locked in for the cohort and represents the original discount rate at the issue date of the underlying contracts. The FPB for all cohorts is remeasured to a current upper-medium grade discount rate at each reporting date through OCI. The Company generally interprets the original discount rate to be a rate comparable to that of a U.S. corporate single A rate that reflects the duration characteristics of the liability. The upper-medium grade discount rate is determined using observable market data, including published upper-medium grade discount curves. In situations where market data for an upper-medium grade discount curve is not available (e.g., in certain foreign jurisdictions), spreads are applied to adjust the available observable market data to an upper-medium grade discount curve. For certain long-tailed life insurance liabilities with expected future cash flows longer than the last observable tenor (30 years), the discount rate for future cash flows beyond 30 years will be held constant at the ultimate (30 years) observable forward rate.
Should the present value of actual and future expected benefits less day one FPB balance exceed the present value of actual and future expected gross premiums, the net premium ratio will be capped at 100% and a gross premium FPB will be held. The immediate charge, recognized in earnings through “Policyholder benefits and claims incurred”, will be the amount by which the uncapped net premium ratio exceeds 100% times the present value of future expected gross premium. This assessment will be performed at the cohort level.
Deferred Profit Liability (“DPL”): For limited-payment products, gross premiums received in excess of net premiums are deferred at initial recognition as a DPL. Gross premiums are measured using assumptions consistent with those used in the measurement of the LFPB, including discount rate, mortality, lapses and expenses.
The DPL is amortized and recognized as “Policyholder benefits and claims incurred” in the statements of operations in proportion to expected future benefit payments from the respective insurance contracts. Interest is accreted on the balance of the DPL using the discount rate determined at contract issuance. The Company reviews and updates its estimate of cash flows from the DPL at the same time as the estimates of cash flows for the LFPB. When cash flows are updated, the updated estimates are used to recalculate the DPL at contract issuance. The recalculated DPL as of the beginning of the current reporting period is compared to the carrying amount of the DPL as of the beginning of the current reporting period, and any difference is recognized as “Policyholder benefits and claims incurred” in the statements of operations.
DPL is recorded in “Future policy benefits” on the statements of financial position and included as a reconciling item within the disaggregated rollforwards.
Policyholders’ account balances (“PAB”) represent the contract value that has accrued to the benefit of the policyholders related to universal-life and investments-type contracts. For fixed products, these are generally equal to the accumulated deposits plus interest credited, reduced by withdrawals, payouts and accumulated policyholder assessments. Indexed product account balances with returns linked to the performance of a specified market index are equal to the sum of the host (or guaranteed) component of the contracts and the fair value of the embedded derivatives which include funded benefits in excess of the host guarantee. The host value is established at inception of the contract and accreted over the policy’s life at a constant level of interest. The fair value of the embedded derivative is estimated by projecting policy contract values and minimum guaranteed contract values over the expected lives of the contracts and discounting the excess of the projected contract value amounts at the applicable risk-free interest rates adjusted for nonperformance risk related to those liabilities. Interest credited or index credits to policyholders’ account balances pursuant to accounting by insurance companies for certain long-duration contracts are included in “Interest sensitive contract benefits” in the statements of operations. Changes in the fair value of the embedded derivatives are included in the “Change in fair value of insurance-related derivatives and embedded derivatives” in the statements of operations.

Liabilities for unpaid claims and claim adjustment expenses are established to provide for the estimated costs of paying claims. These reserves include estimates for both case reserves and IBNR liabilities. Case reserves include the liability for reported but unpaid claims and are determined on either a judgement or a formula basis depending on the timing and type of the loss. IBNR liabilities include a provision for potential development on case reserves, losses on claims currently closed which may reopen in the future, as well as IBNR claims. IBNR estimates are based on many variables including historical statistical information, inflation, legal environment, economic conditions and trends in claim severity and frequency. These liabilities also include an estimate of the expense associated with settling claims, including legal and other fees, and the general expenses of administering the claims adjustment process. Liabilities for unpaid claims and CAE for health and property and casualty insurance are included in “Policy and contract claims” in the statements of financial position.
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
Market risk benefits (“MRB”) are contracts or contract features that provide protection to the policyholder from other-than-nominal capital market risk and expose us to such risk. The Company issues certain fixed indexed annuity and fixed rate annuity contracts that provide minimum guarantees to policyholders including guaranteed minimum withdrawal benefits and guaranteed minimum death benefits that are MRBs. MRBs are measured at fair value, at the individual contract level, and can be either an asset or a liability. Contracts which contain more than one MRB feature are combined into one single MRB. The fair value is calculated using stochastic models. At contract inception, attributed fees are calculated based on the present value of the fees and assessments collectible from the policyholder relative to the present value of expected benefits paid attributable to the MRB. The attributed fees remain static over the life of the MRB and is used to calculate the fair value of the MRB using a risk neutral valuation method. The attributed fees cannot be negative and cannot exceed the total explicit fees collectible from the policyholder. The periodic change in fair value is recognized in earnings with the exception of the periodic change in fair value related to the instrument-specific credit risk, which is recognized in OCI.
The actuarial assumptions used in the MRB calculation are the Company’s best estimate assumptions. Assumptions are adjusted to reflect fair value by applying a margin for non-hedgeable risk and an adjustment for own credit spread through the discount rate. The risk-free discount rate is the scenario specific US treasury rate.
Market risk benefits with positive values are recorded as “Other assets” and negative fair values as “Market risk benefits” liability in the statements of financial position. The ceded MRB assets are presented in “Reinsurance recoverables and deposit assets” on the statements of financial position.
Funds withheld for reinsurance liabilities represent the payable for amounts contractually withheld in accordance with reinsurance agreements where certain of our subsidiaries act as cedants. While the assets in the funds withheld are legally owned by the cedant, the reinsurer is subject to all investment performance and economic rights and obligations to the funds withheld assets similar to invested assets held directly by the reinsurer. The assets in the funds withheld account, including cash and cash equivalents, fixed income securities and derivatives carried at fair value, are recorded in respective investment line items in our statements of financial position. These funds withheld assets are offset by recognizing a corresponding liability. The funds withheld for reinsurance liability includes an embedded derivative that is bifurcated from the host contract. The fair value of the embedded derivative is calculated based upon the change in the fair value of the underlying liabilities in the funds withheld agreement compared to the change in the fair value of the assets in the funds withheld account. These embedded derivatives are included within “Funds withheld for reinsurance liabilities” along with the host contract on the statements of financial position. Changes in the fair value of these embedded derivatives are included in “Change in fair value of insurance-related derivatives and embedded derivatives” in the statements of operations.

Reinsurance assumed: NER Ltd. closed a retrocession agreement on September 3, 2021 with a third-party insurance company to reinsure a block of multi-year guarantee fixed annuities. NER Ltd. assumes insurance contracts under modified coinsurance arrangements (“Modco arrangements”). NER Ltd. generally has the right of offset on reinsurance contracts but has elected to present reinsurance settlement amounts due to and from the cedant on a gross basis. Assets and liabilities assumed under Modco arrangements are presented gross on the statements of financial position. Since this treaty does not transfer significant insurance risk, it is recorded on a deposit method of accounting.
NER SPC closed a retrocession agreement on October 8, 2021, with AEL to reinsure a block of fixed indexed annuities. NER SPC assumed insurance contracts under Modco arrangements and Coinsurance. Changes in the interest sensitive contract liabilities, excluding deposits, withdrawals and changes in the fair value of embedded derivatives, are recorded in “Interest sensitive contract benefits” in the statements of operations. Changes in the fair value of embedded derivatives are recorded in “changes in fair value of insurance-related derivatives and embedded derivatives” in the statements of operations. Expenses outside of account value, such as commissions and federal excise taxes, are included in “Other reinsurance expenses” in the statements of operations. Upon our acquisition of AEL, this retrocession agreement was effectively settled, which was subsequently recaptured in the fourth quarter of 2024.
For further details of the Company’s reinsurance assumed exposure, see Note 12.
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
Liabilities for participating insurance policies are included within “Other policyholder funds” in the statements of financial position.
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
Deferred annuity premiums are recorded as deposits rather than recognized as revenue. Revenues from deferred annuity contracts are principally surrender charges, living income benefit rider charges assessed against policyholders’ account balances during the period and, in the case of variable annuities, administrative fees assessed to contract holders. These revenues are included within “Other policy revenue” in the statements of operations.
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

Gross premiums for PRT contracts issued are recognized as revenue when due and collection is reasonably assured. When premiums are recognized, future policy benefits are computed, whereby premiums are offset by changes in future policy benefits included within “Policyholder benefits and claims incurred” on the statements of operations, provided that net premium ratio does not exceed 100% (i.e., present value of total policyholder benefits and expenses does not exceed gross premiums). Premiums ceded are recognized when due and in accordance with the terms of the contractual agreement between the Company and reinsurer. Premium refunds, if any, are recognized on an accrual basis. Policyholder benefits are recorded in the statements of operations when they are due and incurred.
Net investment income include interest and dividend income on investments. Interest income on investments measured at amortized cost is calculated using the effective interest method. Dividend income is recognized when the right to receive payments is established.
Investment related gains (losses) include realized gains and losses on investments representing the difference between net sale proceeds and the carrying value, mark-to-market gains (losses) on investments carried at fair value, allowance for credit loss and foreign exchange gains (losses), determined on the basis of specific identification based on the trade date for all security transactions.
Net investment results from reinsurance funds withheld represent investment income and changes in fair value of derivatives embedded in reinsurance funds withheld arrangements.
Change in fair value of insurance-related derivatives and embedded derivatives include the change in fair value of embedded derivatives for fixed indexed annuities, equity-indexed universal life contracts and funds withheld for reinsurance liabilities, as well as the change in fair value of insurance-related derivatives, which are call options used to fund fixed indexed annuity contracts and equity-indexed universal life contracts. The change in fair value of embedded derivatives for fixed index annuities equals the change in the difference between policy benefit reserves for fixed index annuities computed under the derivative accounting standard and the long-duration contracts accounting standard as of each reporting date.
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
We record uncertain tax positions in accordance with ASC 740, Income Taxes, on the basis of a two-step process in which (i) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position; and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.
Foreign currencies: the local currency of our foreign subsidiaries is deemed to be the functional currency of the country in which these subsidiaries operate. The financial statements of the Company’s foreign subsidiaries are translated into USD at the exchange rate in effect at the end of a reporting period for assets and liabilities and at average exchange rates during the period for the statements of operations.

The unrealized gains and losses from the translation of the net assets are recorded as unrealized foreign currency translation adjustments and included in accumulated other comprehensive income (“AOCI”). Changes in unrealized foreign currency translation adjustments are included in OCI. Gains and losses from foreign currency transactions of the Company’s invested assets are reported in “Investment related gains (losses)” in the statements of operations. Gains and losses from foreign currency transactions of the Company’s insurance liabilities are reported in “Policyholder benefits and claims incurred” in the statements of operations.
Segments: in accordance with ASC 280, Operating Segments, the Company uses a management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocation of resources and assessing performance. The Company’s CODM has been identified as the Chief Executive Officer and the Chief Financial Officer who review the results of operations when making decisions about capital allocation and investment strategies, as well as product mix and pricing of insurance products. Following the acquisition of AEL, the Company’s operations are organized into four reportable segments: Annuities, P&C, Life Insurance and Corporate and Other (see Note 27).
Earnings per share: the holders of the class C shares are entitled to receive distributions if, as and when declared or authorized. Our Board of Directors has adopted a policy that, to the extent the Company pays any distributions on its class C shares, such distributions on the class C shares may be paid quarterly in an amount equal to our company’s Distributable Operating Earnings (see Note 27 for further information) per class C share after payment of distributions on the class A exchangeable shares, class B shares and any other shares ranking senior to the class C shares and after reasonable provision for any other applicable obligations and commitments. Earnings per share is calculated and presented for class C shares. Class A exchangeable shares and class B shares are not considered participating securities nor considered to be common stock, and consequently earnings per share is not applicable to these classes of shares.
Basic earnings per share attributable to class C shareholders are calculated by dividing the Company’s net income, less distributions payable to class A and class B shareholders and dividends payable to redeemable junior preferred shares, by the weighted average number of class C shares outstanding during the year.
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
Reclassification
As a result of the acquisition of AEL and the increase in significance of certain accounts resulting from the consolidation of AEL, certain previously reported amounts have been reclassified to conform to the current financial statement presentation. These reclassifications had no impact on net income as reported in the statements of operations, as well as total assets, liabilities or equity in the statements of financial position.
Recently issued accounting pronouncements
The Company continues to assess the impacts of the following ASUs issued but not yet adopted as of December 31, 2024 on the financial statements. ASUs not listed below were assessed and determined to be either not applicable or insignificant in presentation or amount.
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

ASU 2023-09 – On December 14, 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in this ASU aim to enhance the transparency and decision-usefulness of income tax disclosures, particularly in the rate reconciliation table and disclosures about income taxes paid. Among other things, it requires, on an annual basis, the disclosure of the following: (i) specific categories in the rate reconciliation; (ii) additional information for reconciling items that meet a quantitative threshold; (iii) the amount of income taxes paid disaggregated by federal, state, and foreign taxes; and (iv) the amount of income taxes paid disaggregated by individual jurisdictions in which income taxes paid is equal to or greater than 5 percent of total income taxes paid. This ASU will be effective for fiscal years beginning after December 15, 2024 to be applied prospectively with an option for retrospective application, with early adoption permitted. The Company does not expect the adoption of this guidance to have a material impact on its financial statements.
ASU 2024-03 – On November 4, 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amendments in this ASU require public business entities to disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. This ASU will be effective for fiscal years beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, to be applied on either a retrospective or prospective basis subject to certain exceptions, with early adoption permitted. We are currently evaluating the impact of this ASU on our financial statements. However, as they apply to disclosure requirements, the adoption of this ASU is not anticipated to have a material impact on our profitability, financial position or cash flows.

NOTE 3. AVAILABLE-FOR-SALE FIXED MATURITY SECURITIES
The amortized cost and fair value of available-for-sale fixed maturity securities are shown below:

AS OF DEC. 31, 2024 US$ MILLIONS	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
U.S. treasury and government	$410	$2	$(43)	$—	$369
U.S. states and political subdivisions	3,280	39	(30)	—	3,289
Foreign governments	2,082	11	(51)	—	2,042
Corporate debt securities	37,312	571	(477)	(26)	37,380
Residential mortgage-backed securities	1,288	28	(5)	(1)	1,310
Commercial mortgage-backed securities	3,259	91	(30)	—	3,320
Collateralized debt securities	6,020	103	(31)	—	6,092
Total fixed maturity securities	$53,651	$845	$(667)	$(27)	$53,802

AS OF DEC. 31, 2023 US$ MILLIONS	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
U.S. treasury and government	$529	$4	$(36)	$—	$497
U.S. states and political subdivisions	684	3	(17)	—	670
Foreign governments	603	27	(16)	—	614
Corporate debt securities	15,097	121	(607)	(19)	14,592
Residential mortgage-backed securities	367	14	(4)	(1)	376
Commercial mortgage-backed securities	750	13	(31)	(6)	726
Collateralized debt securities	1,311	19	(24)	(4)	1,302
Total fixed maturity securities	$19,341	$201	$(735)	$(30)	$18,777

The amortized cost and fair value, by contractual maturity, of available-for-sale fixed maturity securities are shown below. Actual maturities may differ from contractual maturities as borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Residential and commercial mortgage-backed securities and collateralized debt securities, which are not due at a single maturity, have been separately presented below.

AS OF DEC. 31, 2024 US$ MILLIONS	Amortized Cost	Fair Value
Due in one year or less	$1,636	$1,640
Due after one year through five years	15,863	15,917
Due after five years through ten years	8,049	8,063
Due after ten years	17,536	17,460
	43,084	43,080
Residential mortgage-backed securities	1,288	1,310
Commercial mortgage-backed securities	3,259	3,320
Collateralized debt securities	6,020	6,092
Total	$53,651	$53,802
Proceeds from sales of available-for-sale fixed maturity securities, with the related gross realized gains and losses, are shown below:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2024	2023	2022
Proceeds from sales of available-for-sale fixed maturity securities	$11,159	$5,871	$11,882
Gross realized gains	63	45	41
Gross realized losses	(223)	(145)	(204)
The Company has pledged bonds in connection with certain agreements and transactions, such as financing and reinsurance agreements. The carrying value of bonds pledged was $8.9 billion and $168 million as of December 31, 2024 and 2023, respectively.
In accordance with various regulations, the Company has securities on deposit with regulating authorities with a carrying value of $213 million and $153 million as of December 31, 2024 and 2023, respectively. There are no restrictions on these assets.

The gross unrealized losses and fair value of available-for-sale fixed maturity securities, aggregated by investment category and the length of time individual securities have been in a continuous unrealized loss position due to market factors are shown below:

	Less than 12 months			12 months or more			Total
AS OF DEC. 31, 2024 US$ MILLIONS, EXCEPT NUMBER OF ISSUES	Number of Issues	Gross Unrealized Losses	Fair Value	Number of Issues	Gross Unrealized Losses	Fair Value	Number of Issues	Gross Unrealized Losses	Fair Value
U.S. treasury and government	6	$(7)	$54	19	$(36)	$87	25	$(43)	$141
U.S. states and political subdivisions	174	(20)	851	190	(10)	280	364	(30)	1,131
Foreign governments	30	(38)	1,520	28	(13)	49	58	(51)	1,569
Corporate debt securities	1,669	(172)	7,199	590	(305)	4,949	2,259	(477)	12,148
Residential mortgage-backed securities	95	(4)	227	16	(1)	61	111	(5)	288
Commercial mortgage-backed securities	104	(25)	667	9	(5)	27	113	(30)	694
Collateralized debt securities	179	(29)	1,182	15	(2)	35	194	(31)	1,217
Total	2,257	$(295)	$11,700	867	$(372)	$5,488	3,124	$(667)	$17,188

	Less than 12 months			12 months or more			Total
AS OF DEC. 31, 2023 US$ MILLIONS, EXCEPT NUMBER OF ISSUES	Number of Issues	Gross Unrealized Losses	Fair Value	Number of Issues	Gross Unrealized Losses	Fair Value	Number of Issues	Gross Unrealized Losses	Fair Value
U.S. treasury and government	10	$—	$29	29	$(36)	$92	39	$(36)	$121
U.S. states and political subdivisions	208	(3)	217	106	(14)	288	314	(17)	505
Foreign governments	24	(3)	129	25	(13)	56	49	(16)	185
Corporate debt securities	863	(137)	3,088	917	(470)	8,357	1,780	(607)	11,445
Residential mortgage-backed securities	16	(1)	42	18	(3)	64	34	(4)	106
Commercial mortgage-backed securities	32	(8)	104	55	(23)	262	87	(31)	366
Collateralized debt securities	69	(1)	147	41	(23)	324	110	(24)	471
Total	1,222	$(153)	$3,756	1,191	$(582)	$9,443	2,413	$(735)	$13,199
The unrealized losses as of December 31, 2024 and 2023 are principally related to the timing of the purchases of certain securities, which carry less yield than those available as of those dates. Approximately 89% of the fair value of fixed maturity securities shown above as of both December 31, 2024 and 2023 are rated investment grade.
The Company expects to recover the amortized cost on all securities except for those securities on which it recognized an allowance for credit loss. In addition, as the Company did not have the intent to sell fixed maturity securities with unrealized losses and it was not more likely than not that the Company would be required to sell these securities prior to recovery of the amortized cost, which may be maturity, the Company did not write down these investments to fair value through the statements of operations.

Allowance for Credit Losses
Several assumptions and underlying estimates are made in the evaluation of allowance for credit loss. Examples include financial condition, near-term and long-term prospects of the issue or issuer, including relevant industry conditions and trends and implications of rating agency actions and offering prices. Based on this evaluation, unrealized losses on available-for-sale securities where an allowance for credit loss was not recorded were concentrated within the financials sector as of December 31, 2024 and 2023.
The rollforward of the allowance for credit losses for available-for-sale fixed maturity securities is shown below for the years ended December 31, 2024, 2023 and 2022.

	Corporate Debt Securities	Residential Mortgage Backed Securities	Commercial Mortgage Backed Securities	Collateralized Debt Securities	Total
Balance as of Jan. 1, 2022	$—	$—	$—	$—	$—
Credit losses recognized on securities for which credit losses were not previously recorded	(22)	—	—	(6)	(28)
Reductions for securities sold during the period	1	—	—	—	1
Changes in previously recorded allowance	(3)	—	—	—	(3)
Balance as of Dec. 31, 2022	$(24)	$—	$—	$(6)	$(30)
Credit losses recognized on securities for which credit losses were not previously recorded	(33)	—	(6)	(18)	(57)
Reductions for securities sold during the period	15	(1)	—	2	16
Changes in previously recorded allowance	23	—	—	18	41
Balance as of Dec. 31, 2023	$(19)	$(1)	$(6)	$(4)	$(30)
Credit losses recognized on securities for which credit losses were not previously recorded	(38)	—	—	—	(38)
Reductions for securities sold during the period	5	—	—	1	6
Changes in previously recorded allowance	26	—	—	3	29
Write-offs charged against the allowance	—	—	6	—	6
Balance as of Dec. 31, 2024	$(26)	$(1)	$—	$—	$(27)
No accrued interest receivables were written off as of December 31, 2024 and 2023.

NOTE 4. EQUITY SECURITIES
The net gains (losses) on equity securities recognized in “Investment related gains (losses)” on the statements of operations are shown below:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2024	2023	2022
Unrealized gains (losses) on equity securities	$474	$359	$17
Net gains (losses) on equity securities sold	169	13	(28)
Net gains (losses) on equity securities	$643	$372	$(11)
Equity securities by market sector distribution are shown below, based on carrying value:

AS OF DEC. 31	2024	2023
Consumer goods	5%	6%
Education	7%	—%
Energy and utilities	5%	16%
Finance	62%	44%
Healthcare	3%	22%
Industrials	7%	2%
Information technology	10%	7%
Other	1%	3%
Total	100%	100%

NOTE 5. MORTGAGE LOANS ON REAL ESTATE
The Company disaggregates its mortgage loan investments into two portfolio segments: commercial and residential. Commercial mortgage loans include agricultural mortgage loans. The breakdown of mortgage loans on real estate by portfolio segment is as follows:

AS OF DEC. 31 US$ MILLIONS	2024	2023
Commercial mortgage loans	$9,891	$6,022
Residential mortgage loans	2,693	—
Total	12,584	6,022
Allowance for credit losses	(158)	(60)
Total, net of allowance	$12,426	$5,962

The Company’s commercial mortgage loan portfolio consists of loans collateralized by the related properties and diversified as to property type, location and loan size. The geographic categories come from the U.S. Census Bureau’s “Census Regions and Divisions of the United States”. The commercial mortgage loan portfolio is summarized by geographic region and property type as follows:

AS OF DEC. 31 US$ MILLIONS, EXCEPT FOR PERCENTAGES	2024		2023
	Amount	Percentage	Amount	Percentage
Geographic distribution:
Pacific	$2,126	21%	$983	16%
Mountain	1,687	17%	1,336	22%
West North Central	302	3%	178	3%
West South Central	1,480	15%	1,122	19%
East North Central	1,084	11%	861	14%
East South Central	146	1%	49	1%
Middle Atlantic	677	7%	203	3%
South Atlantic	2,029	21%	1,097	18%
New England	149	2%	36	1%
Other (multi-region, non-US)	211	2%	157	3%
Total	$9,891	100%	$6,022	100%
Allowance for credit loss	(149)		(60)
Total, net of allowance	$9,742		$5,962

AS OF DEC. 31 US$ MILLIONS, EXCEPT FOR PERCENTAGES	2024		2023
	Amount	Percentage	Amount	Percentage
Property type distribution:
Agricultural	$447	5%	$—	—%
Apartment	2,533	25%	1,266	21%
Hotel	1,251	13%	1,012	17%
Industrial	1,930	20%	1,083	18%
Office	1,418	13%	990	16%
Parking	297	3%	413	7%
Retail	1,633	17%	832	14%
Storage	181	2%	132	2%
Other	201	2%	294	5%
Total	$9,891	100%	$6,022	100%
Allowance for credit loss	(149)		(60)
Total, net of allowance	$9,742		$5,962
There was $2 million, $2 million and no interest income recognized on loans in non-accrual status for the years ended December 31, 2024, 2023 and 2022, respectively. Impaired loans were not significant for any of the periods presented.

Allowance for Credit Losses
The Company establishes a valuation allowance to provide for the risk of credit losses inherent in its mortgage loan portfolios. The valuation allowance is maintained at a level believed adequate by management to absorb estimated expected credit losses. The valuation allowance is based on amortized cost, which excludes accrued interest receivable. The Company does not measure a credit loss allowance on accrued interest receivable, and any uncollectible accrued interest receivable balances are written off to net investment income in a timely manner. The Company did not write off any uncollectible accrued interest receivable on its commercial or residential mortgage loan portfolios for the years ended December 31, 2024, 2023 and 2022, respectively. The rollforward of the allowance for credit losses for mortgage loans is shown below:

US$ MILLIONS	Commercial mortgage loans	Residential mortgage loans
Balance as of Jan. 1, 2022	$(1)	$—
Provision	(40)	—
Balance as of Dec. 31, 2022	$(41)	$—
Provision	(19)	—
Balance as of Dec. 31, 2023	$(60)	$—
Provision	(89)	(9)
Balance as of Dec. 31, 2024	$(149)	$(9)
Credit Quality Indicators
Mortgage loans are segregated by property-type and quantitative and qualitative allowance factors are applied. Qualitative factors are developed quarterly based on the pooling of assets with similar risk characteristics and historical loss experience adjusted for the expected trend in the current market environment. Credit losses are pooled by property type as it represents the most similar and reliable risk characteristics in our portfolio. The amortized cost of mortgage loans by year of origination by aging category are shown below:

AS OF DEC. 31, 2024 US$ MILLIONS	Amortized Cost Basis by Origination Year
	2024	2023	2022	2021	2020	Prior	Total
Commercial mortgage loans:
Current	$569	$607	$2,428	$1,280	$961	$3,735	$9,580
30-59 days past due	—	25	4	—	10	48	87
60-89 days past due	—	—	50	30	—	—	80
Non-accrual	—	8	42	40	6	48	144
Residential mortgage loans:
Current	291	790	970	222	121	7	2,401
30-59 days past due	3	41	45	2	4	—	95
60-89 days past due	—	7	20	2	4	5	38
Non-accrual	3	51	76	18	8	3	159
Total mortgage loans on real estate	$866	$1,529	$3,635	$1,594	$1,114	$3,846	$12,584
Allowance for credit losses							(158)
Total, net of allowance							$12,426

AS OF DEC. 31, 2023 US$ MILLIONS	Amortized Cost Basis by Origination Year
	2023	2022	2021	2020	2019	Prior	Total
Commercial mortgage loans:
Current	$305	$1,750	$731	$490	$493	$2,115	$5,884
30-59 days past due	—	26	—	—	—	26	52
60-89 days past due	—	50	9	—	—	13	72
Non-accrual	—	—	—	—	—	14	14
Total mortgage loans on real estate	$305	$1,826	$740	$490	$493	$2,168	$6,022
Allowance for credit losses							(60)
Total, net of allowance							$5,962
Generally, mortgage loans are secured by first liens on income-producing real estate with a loan-to-value ratio of up to 75%. It is the Company’s policy to not accrue interest on loans that are 90 days delinquent and where amounts are determined to be uncollectible. As of December 31, 2024, 266 mortgage loans were past due over 90 days or in non-accrual status (2023 – three mortgage loans).
The Company’s commercial and residential mortgage loans may be subject to loan modifications. Loan modifications may be granted to borrowers experiencing financial difficulty and could include principal forgiveness, interest rate reduction, an other-than-significant delay or a term extension. A loan modification typically does not result in a change in valuation allowance as it is already incorporated into the Company’s allowance methodology. However, if the Company grants a borrower experiencing financial difficulty principal forgiveness, the amount of principal forgiven would be written off, which would reduce the amortized cost of the loan and result in an adjustment to the valuation allowance. The carrying amount of mortgage loans experiencing financial difficulty, for which modifications have been granted, was $260 million, $219 million and $115 million for years ended December 31, 2024, 2023 and 2022 respectively.

NOTE 6. PRIVATE LOANS
The following table summarizes the credit ratings of our private loans:

AS OF DEC. 31 US$ MILLIONS	2024	2023
A or higher	$1,595	$20
BBB	692	29
BB and below	875	272
Unrated(1)	2,042	877
Total	$5,204	$1,198
__________________________
(1)Due to the nature of private loans, external agency credit ratings may not be readily available. Where appropriate, the Company obtains non-published credit ratings from one or more third-party rating agencies, which are determined based on an independent evaluation of the transaction. For other loans without published or private credit ratings, the Company assigns internal risk ratings, based on its investment selection and monitoring process and policies. These internal risk ratings are categorized as “Unrated” above.
Allowance for Credit Losses
The rollforward of the allowance for credit losses for private loans is shown below:

US$ MILLIONS
Balance as of Jan. 1, 2022	$(12)
Provision	(16)
Balance as of Dec. 31, 2022	$(28)
Provision	(16)
Balance as of Dec. 31, 2023	$(44)
Provision	(56)
Write-offs charged against the allowance	1
Recoveries	2
Balance as of Dec. 31, 2024	$(97)
The Company’s private loans may be subject to loan modifications. Loan modifications may be granted to borrowers experiencing financial difficulties and could include term extensions. For the years ended December 31, 2024, 2023 and 2022, the Company did not have a significant amount of private loans that it modified to borrowers experiencing financial difficulty.

NOTE 7. INVESTMENT REAL ESTATE AND REAL ESTATE PARTNERSHIPS
The carrying amounts of investment real estate, net of accumulated depreciation, and real estate partnerships by property-type are as follows:

AS OF DEC. 31, 2024 US$ MILLIONS, EXCEPT FOR PERCENTAGES	Investment real estate(1)		Real estate partnerships
	Amount	Percentage	Amount	Percentage
Hotel	$135	6%	$108	3%
Industrial	14	1%	83	2%
Land	288	11%	35	1%
Office	338	14%	2,090	61%
Retail	186	8%	705	21%
Apartments	47	2%	267	8%
Student housing	—	—%	—	—%
Single family residential	1,343	57%	—	—%
Other	15	1%	150	4%
Total	$2,366	100%	$3,438	100%
__________________________
(1)Investment real estate for single family residential property is fair valued as a result of consolidation of investment company VIE in accordance with ASC 946.

AS OF DEC. 31, 2023 US$ MILLIONS, EXCEPT FOR PERCENTAGES	Investment real estate		Real estate partnerships
	Amount	Percentage	Amount	Percentage
Hotel	$14	2%	$462	15%
Industrial	65	8%	369	12%
Land	37	4%	15	1%
Office	464	53%	1,402	45%
Retail	218	25%	17	1%
Apartments	60	7%	425	13%
Student housing	—	—%	85	2%
Other	3	1%	335	11%
Total	$861	100%	$3,110	100%
As of December 31, 2024, $12 million of real estate investments met the criteria as held-for-sale. As of December 31, 2023, no real estate investments met the criteria as held-for-sale.

NOTE 8. VARIABLE INTEREST ENTITIES AND EQUITY METHOD INVESTMENTS
Through its investment activities, the Company regularly invests in various entities including limited partnerships (“LPs”) and limited liability companies (“LLCs”) and frequently participates in the design with their sponsors, but in most cases, its involvement is limited to financing. Some of these entities have been determined to be VIEs. In certain instances, in addition to an economic interest in the entity, the Company holds the power to direct the most significant activities of the entity and is deemed the primary beneficiary. The Company consolidates all VIEs for which it is the primary beneficiary. The assets of consolidated VIEs are restricted and must first be used to settle their liabilities. Creditors or beneficial interest holders of these VIEs have no recourse to the general credit of the Company, as its obligation is limited to the amount of its committed investment. The Company has not provided financial or other support to these consolidated VIEs in the form of liquidity arrangements, guarantees or other commitments to third parties that may affect the fair value or risk of its variable interest in these VIEs as of December 31, 2024 and 2023.
In addition to investment activities, certain of the Company’s subsidiaries are deemed VIEs. The Company is the primary beneficiary and consolidates these entities in the same manner as other entities in which the Company has a controlling financial interest by holding a majority voting interest.
(a)Consolidated Variable Interest Entities
The assets and liabilities relating to the consolidated VIEs from the Company’s investment activities included in the financial statements are as follows:

AS OF DEC. 31 US$ MILLIONS	2024	2023
Available-for-sale fixed maturity securities	$127	$153
Equity securities	576	54
Mortgage loans on real estate, net of allowance	189	82
Private loans, net of allowance	1,384	727
Investment real estate	1,798	172
Real estate partnerships	2,885	2,477
Investment funds	4,804	375
Other invested assets	144	30
Cash and cash equivalents	218	85
Other assets	404	83
Total assets of consolidated VIEs	$12,529	$4,238
Notes payable	189	174
Other liabilities	363	30
Total liabilities of consolidated VIEs	$552	$204

(b)Unconsolidated Variable Interest Entities
For certain of the Company’s investments in various entities that are determined to be VIEs, the Company is not the primary beneficiary as it does not take an active role in the management of these investments. Such investments are reported in certain investment line items on the statements of financial position, including “Available-for-sale fixed maturity securities, at fair value”, “Equity securities, at fair value”, “Mortgage loans on real estate, at amortized cost”, “Investment funds”, “Short-term investments, at estimated fair value” and “Other invested assets”. In some instances, a consolidated VIE involves one or more underlying entities for which the Company is not the primary beneficiary because it does not have the power to direct the most significant activities of these entities. These unconsolidated VIEs that are part of consolidated VIEs are reported primarily in “Real estate partnerships” on the statements of financial position. Creditors or beneficial interest holders of the unconsolidated VIEs have no recourse to the general credit of the Company, as its obligation is limited to the amount of its committed investment. The Company has not provided financial or other support to these unconsolidated VIEs in the form of liquidity arrangements, guarantees or other commitments to third-parties that may affect the fair value or risk of its variable interest in these VIEs as of December 31, 2024 and 2023.
The carrying amount and maximum exposure to loss relating to these unconsolidated VIEs are as follows:

AS OF DEC. 31 US$ MILLIONS	2024		2023
	Carrying Amount	Maximum Exposure to Loss	Carrying Amount	Maximum Exposure to Loss
Available-for-sale fixed maturity securities	$2,142	$3,003	$—	$—
Equity securities	466	466	239	239
Mortgage loans on real estate, net of allowance	716	731	630	630
Real estate partnerships	2,548	2,579	2,478	2,478
Investment funds	1,989	2,153	—	—
Short-term investments	99	99	—	—
Other invested assets	173	189	—	—
Total	$8,133	$9,220	$3,347	$3,347
(c)Equity Method Investments
Our investments in investment funds, real estate partnerships and other partnerships, of which substantially all are LPs or LLCs, are accounted for using the equity method of accounting, except for certain investments that are fair valued due to the application of fair value option under ASC 825 or the consolidation of investment company VIE under ASC 946. As of December 31, 2024 and 2023, the Company’s equity method investments were $7.5 billion and $7.2 billion, respectively. Balance as of December 31, 2024 includes $901 million of equity method investments in common stock for which a quoted market price is available. The aggregate value of such investments based on the quoted market price as of December 31, 2024 was $1.0 billion. No such investments were held as of December 31, 2023.
We generally recognize our share of earnings in our equity method investments within “Net investment income” using a three-month lag in instances where the investee’s financial information is not sufficiently timely or when the investee’s reporting period differs from our reporting period.
The following aggregated summarized financial data reflects the latest available financial information, inclusive of investments to which we would have applied the equity method of accounting had we not applied the fair value option under ASC 825, and does not represent the Company’s pro rata share of the assets, liabilities or earnings of such entities. Aggregated total assets of these entities totaled $208.6 billion and $52.3 billion as of December 31, 2024 and 2023, respectively. Aggregate net income of these entities totaled $5.1 billion, $2.0 billion and $89 million for the years ended December 31, 2024, 2023 and 2022, respectively. Aggregate net income from the underlying entities in which the Company invests is primarily comprised of investment income, including recurring investment income (loss) and realized and unrealized investment gains (losses), from investment funds, investment real estate, real estate partnerships and other invested assets.

NOTE 9. DERIVATIVE INSTRUMENTS
The Company manages risks associated with certain assets and liabilities by using derivative instruments. Derivative instruments are financial contracts whose value is derived from underlying interest rates, exchange rates or other financial instruments. The Company does not invest in derivatives for speculative purposes.
Foreign exchange forwards, options and swaps are over-the-counter contractual agreements negotiated between counterparties. The Company purchases equity-indexed options as economic hedges against fluctuations in the equity markets to which equity-indexed products are exposed. Equity-indexed contracts include a fixed host universal-life insurance or annuity contract and an equity-indexed embedded derivative. Futures contracts are traded in an organized market and are contractual obligations to buy or sell a financial instrument at a predetermined future time at a given price.
The notional principal represents the amount to which a rate or price is applied to determine the cash flows to be exchanged periodically and does not represent credit exposure. Maximum credit risk is the estimated cost of replacing derivative instruments which have a positive value, should the counterparty default.
Derivatives, except for embedded derivatives, are included in “Other invested assets” or “Other liabilities”, at fair value in the statements of financial position. Embedded derivatives on Modco arrangements, embedded derivatives on indexed annuity and variable annuity products and embedded derivatives on funds withheld arrangements are included in the statements of financial position within the “Reinsurance funds withheld”, “Policyholders’ account balances” and “Funds withheld for reinsurance liabilities” lines respectively, at fair value.

The notional amounts and fair values of freestanding derivative instruments are shown below:

AS OF DEC. 31 US$ MILLIONS	Primary underlying risk	2024			2023
		Notional Amount	Fair Value(1)		Notional Amount	Fair Value(1)
			Assets	Liabilities		Assets	Liabilities
Derivatives designated as hedging instruments:
Foreign exchange forwards	Foreign currency	$1,625	$21	$(18)	$1,532	$11	$—
Cross currency swaps	Foreign currency	1,330	9	(16)	—	—	—

Derivatives not designated as hedging instruments:
Equity-indexed options	Equity	$46,374	$1,311	$(5)	$8,795	$322	$—
Equity total return swaps	Equity	18	1	—	—	—	—
Foreign exchange forwards	Foreign currency	3,684	34	(9)	1,362	5	(8)
Cross currency swaps	Foreign currency	38	—	—	8	12	(12)
Interest rate swaps	Interest rate	985	15	(9)	87	29	(21)
Bond futures	Interest rate	—	—	—	1,652	65	(73)
		$54,054	$1,391	$(57)	$13,436	$444	$(114)
__________________________
(1)The asset and liability balances are presented on a gross basis. Amounts are reported in “Other invested assets” and “Other liabilities” in the statements of financial position after the evaluation for rights of offset. See “Derivative Exposure” section of this note for further details.

Derivatives Designated as Hedging Instruments
Starting in 2023, the Company has designated and accounted for certain foreign exchange forwards and cross currency swaps as fair value hedges to protect a portion of the available-for-sale fixed maturity securities against changes in fair value due to changes in exchange rates.
For derivative instruments that were designated and qualified as fair value hedges, the gain or loss on the portion of the derivative instrument included in the assessment of hedge effectiveness and the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in the same line item in the statements of operations. The unrealized gain or loss attributable to changes in exchange rates on the available-for-sale fixed maturity securities that were designated as part of the hedge are reclassified out of OCI into “Investment related gains (losses)” in the statements of operations. The remaining change in unrealized gain or loss on the hedged item not associated with the risk being hedged remains as a component of OCI.
The following represents the amount of gains (losses) related to the derivatives and hedged items that qualify for fair value hedge accounting:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2024	2023	2022
Hedged items	$163	$10	$—
Derivatives designated as hedging instruments	(131)	(9)	—
Investment related gains (losses)	$32	$1	$—
Derivatives Not Designated as Hedging Instruments
The following represents the amount of gains (losses) related to the derivatives not designated as hedging instruments, recognized in “Investment related gains (losses)” on the statements of operations, except for equity-indexed options which are recognized in “Change in fair value of insurance-related derivatives and embedded derivatives”:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2024	2023	2022
Equity-indexed options	$556	$109	$(105)
Equity total return swaps	1	—	—
Foreign exchange forwards	31	39	29
Cross currency swaps	58	—	1
Interest rate options	26	139	—
Interest rate swaps	(3)	7	1
Bond futures	17	10	81
Total	$686	$304	$7

Derivative Exposure
The Company’s use of derivative instruments exposes it to credit risk in the event of non-performance by counterparties. The Company has a policy of only dealing with counterparties it believes are creditworthy and obtaining sufficient collateral where appropriate, as a means to mitigating the financial loss from defaults. The minimum credit rating of our counterparties is BBB+ as of December 31, 2024 (2023 – BBB), and all derivatives have been appropriately collateralized by the Company and the counterparties in accordance with the terms of the derivative agreements. The Company holds collateral in cash and notes secured by U.S. government-backed assets. The non-performance risk is the net counterparty exposure based on fair value of open contracts less fair value of collateral held. The Company maintains master netting agreements with its current active trading partners. A right of offset has been applied to cash collateral that supports credit risk and has been recorded in the statements of financial position as an offset to “Other invested assets” with an associated payable to “Other liabilities” for non-cash and excess collateral. A right of offset has also been applied to derivative assets and liabilities with the same counterparty under the same master netting agreement, and such derivative instruments are presented on a net basis in the statements of financial position.
Information regarding the Company’s exposure to credit loss on the derivatives it holds, including the effect of rights of offset, is presented below:

AS OF DEC. 31, 2024 US$ MILLIONS	Gross amount of derivative instruments(1)	Gross amounts offset in the statements of financial position(2)	Net amount presented on the statements of financial position	Collateral (received) pledged in cash(3)	Collateral (received) pledged in invested assets(3)	Exposure net of collateral
Derivative assets:
Equity-indexed options	$1,311	$(5)	$1,306	$(1,298)	$—	$8
Equity total return swaps	1	—	1	—	—	1
Foreign exchange forwards	55	(1)	54	—	—	54
Cross currency swaps	9	(9)	—	—	—	—
Interest rate swaps	15	(15)	—	—	—	—
Total derivative assets	$1,391	$(30)	$1,361	$(1,298)	$—	$63

Derivative liabilities:
Equity-indexed options	$(5)	$5	$—	$—	$—	$—
Foreign exchange forwards	(27)	7	(20)	—	18	(2)
Cross currency swaps	(16)	9	(7)	—	5	(2)
Interest rate swaps	(9)	9	—	—	—	—
Total derivative liabilities	$(57)	$30	$(27)	$—	$23	$(4)
__________________________
(1)Represents derivative assets and liabilities on a gross basis, which are not offset under enforceable master netting agreements that meet all offsetting criteria.
(2)Represents netting of derivative exposures covered by qualifying master netting agreements.
(3)Excludes a portion of collaterals held in cash and invested assets that are excess collateral. As of December 31, 2024, the Company held excess collateral of $76 million.

AS OF DEC. 31, 2023 US$ MILLIONS	Gross amount of derivative instruments(1)	Gross amounts offset in the statements of financial position(2)	Net amount presented on the statements of financial position	Collateral (received) pledged in cash(3)	Collateral (received) pledged in invested assets(3)	Exposure net of collateral
Derivative assets:
Equity-indexed options	$322	$—	$322	$(209)	$(17)	$96
Foreign exchange forwards	16	(4)	12	—	—	12
Cross currency swaps	12	(12)	—	—	—	—
Interest rate swaps	29	(21)	8	—	—	8
Bond futures	65	(65)	—	—	—	—
Total derivative assets	$444	$(102)	$342	$(209)	$(17)	$116

Derivative liabilities:
Foreign exchange forwards	$(8)	$4	$(4)	$—	$—	$(4)
Cross currency swaps	(12)	12	—	—	—	—
Interest rate swaps	(21)	21	—	—	—	—
Bond futures	(73)	65	(8)	—	—	(8)
Total derivative liabilities	$(114)	$102	$(12)	$—	$—	$(12)
__________________________
(1)Represents derivative assets and liabilities on a gross basis, which are not offset under enforceable master netting agreements that meet all offsetting criteria.
(2)Represents netting of derivative exposures covered by qualifying master netting agreements.
(3)Excludes a portion of collaterals held in cash and invested assets that are excess collateral. As of December 31, 2023, the Company held excess collateral of $4 million.

Embedded Derivatives
The fair values of embedded derivatives that have been separated from their host contracts, presented in the statements of financial position, are shown below:

AS OF DEC. 31 US$ MILLIONS	Location in the statements of financial position	2024		2023
		Fair Value		Fair Value
		Assets	Liabilities	Assets	Liabilities
Modco arrangement	Reinsurance funds withheld	$18	$—	$(46)	$—
Indexed annuity and variable annuity product	Policyholders’ account balances	—	(1,123)	—	(1,104)
Funds withheld arrangement	Funds withheld for reinsurance liabilities	—	(37)	—	—
		$18	$(1,160)	$(46)	$(1,104)
The following represents the amount of gains (losses) related to embedded derivatives recorded in the statements of operations:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	Location in the statements of operations	2024	2023	2022
Modco arrangement	Net investment results from reinsurance funds withheld	$259	$(182)	$(37)
Indexed annuity and variable annuity product	Change in fair value of insurance-related derivatives and embedded derivatives	(284)	(67)	61
Funds withheld arrangement	Change in fair value of insurance-related derivatives and embedded derivatives	(38)	—	—
		$(63)	$(249)	$24

NOTE 10. NET INVESTMENT INCOME AND INVESTMENT RELATED GAINS (LOSSES)
Net investment income is shown below:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2024	2023	2022
Available-for-sale fixed maturity securities	$2,310	$830	$560
Equity securities	64	25	6
Mortgage loans	660	325	208
Private loans	185	107	27
Investment real estate	47	49	5
Real estate partnerships	(10)	(1)	55
Investment funds	365	124	34
Policy loans	35	17	14
Short-term investments	271	221	58
Other invested assets	337	112	11
Total net investment income	$4,264	$1,809	$978
Net unrealized and realized investment gains (losses) are shown below:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2024	2023	2022
Available-for-sale fixed maturity securities	$(193)	$(105)	$(110)
Equity securities	643	372	(55)
Mortgage loans	(87)	(27)	(64)
Private loans	(8)	(13)	—
Investment real estate	(7)	(11)	—
Investment funds	(8)	13	—
Short-term investments and other invested assets(1)	29	196	149
Total investment related gains (losses)	$369	$425	$(80)
__________________________
(1)The amount for the year ended December 31, 2024 includes an accounting loss recognized in the second quarter of 2024 that relates to a deemed settlement of a previously held reinsurance agreement between NER SPC and AEL. See Note 16 for details.

NOTE 11. FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amount and fair value of financial instruments are shown below:

AS OF DEC. 31 US$ MILLIONS	2024		2023
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Available-for-sale fixed maturity securities	$53,802	$53,802	$18,777	$18,777
Equity securities(1)	3,854	3,854	3,663	3,663
Mortgage loans on real estate, net of allowance	12,426	12,240	5,962	5,683
Private loans, net of allowance	5,204	5,320	1,198	855
Real estate partnerships(2)	1,487	1,487	—	—
Policy loans	276	276	390	390
Short-term investments(3)	4,400	4,400	3,115	3,115
Other invested assets:
Derivative assets	1,361	1,361	342	342
Separately managed accounts	71	71	105	105
Other(4)(5)	956	958	58	58
Cash and cash equivalents	12,243	12,243	4,308	4,308
Reinsurance funds withheld – embedded derivative	18	18	(46)	(46)
Other assets – market risk benefit assets	856	856	34	34
Separate account assets(6)	1,343	1,343	1,189	1,189
Total financial assets	$98,297	$98,229	$39,095	$38,473
Financial liabilities
Policyholders’ account balances – embedded derivative	$1,123	$1,123	$1,104	$1,104
Market risk benefits	3,655	3,655	89	89
Other liabilities – derivative liabilities	27	27	12	12
Funds withheld for reinsurance liabilities – embedded derivative	37	37	—	—
Notes payable	189	189	174	174
Corporate and subsidiary borrowings	4,351	4,371	3,569	3,567
Separate account liabilities(6)	1,343	1,343	1,189	1,189
Total financial liabilities	$10,725	$10,745	$6,137	$6,135
__________________________
(1)Balance as of December 31, 2023 includes $424 million of private equity measured at cost less impairment, if any, as their fair values were not readily determinable and were therefore not subject to fair value hierarchy. The Company held no equity securities without readily determinable fair values as of December 31, 2024.
(2)Balance represents financial assets that are fair valued in accordance with ASC 825.
(3)Balance as of December 31, 2024 includes $400 million of amounts loaned under reverse repurchase agreements. The fair value of the collateral received under these agreements were $783 million as of December 31, 2024. We had no outstanding reverse repurchase agreements as of December 31, 2023.
(4)Balances include $637 million and $12 million of other invested assets not subject to fair value hierarchy as of December 31, 2024 and 2023, respectively. Balance as of December 31, 2024 includes $171 million of financial assets fair valued in accordance with ASC 825.
(5)Balances exclude $1.3 billion and $209 million of derivative cash collaterals that are recorded as an offset to “Other invested assets” in the statements of financial position and are also not included in fair value hierarchy as of December 31, 2024 and 2023, respectively (refer to “Derivative Exposure” section of Note 9 for details).
(6)Balances include $31 million and $26 million of assets, and corresponding liabilities, that are not subject to fair value hierarchy as of December 31, 2024 and 2023, respectively.

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
Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Unobservable inputs reflect the Company’s own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models and third-party evaluation, as well as instruments for which the determination of fair value requires significant management judgment or estimation

Valuation Techniques for Assets and Liabilities Recorded at Fair Value
Available-for-sale fixed maturity securities — The Company utilizes pricing services to estimate fair value measurements. The fair value for available-for-sale fixed maturity securities that are disclosed as Level 1 measurements are based on unadjusted quoted market prices for identical assets that are readily available in an active market. The estimates of fair value for most available-for-sale fixed maturity securities, including municipal bonds, provided by the pricing service are disclosed as Level 2 measurements as the estimates are based on observable market information rather than market quotes. The pricing service utilizes market quotations for available-for-sale fixed maturity securities that have quoted prices in active markets. Since available-for-sale fixed maturity securities generally do not trade on a daily basis, the pricing service prepares estimates of fair value measurements for these securities using its proprietary pricing applications, which include available relevant market information, benchmark curves, benchmarking of like securities, sector groupings and matrix pricing. Additionally, an option adjusted spread model is used to develop prepayment and interest rate scenarios.
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
For securities priced using a quote from an independent pricing source, such as certain available-for-sale fixed maturity securities, the Company uses a market-based fair value analysis to validate the reasonableness of prices received. Price variances above a certain threshold are analyzed further to determine if any pricing issue exists. This analysis is performed quarterly.

Equity securities — For publicly-traded equity securities, prices are received from a nationally recognized pricing service that are based on observable market transactions, and these securities are classified as Level 1 measurements. For certain preferred stock, current market quotes in active markets are unavailable. In these instances, an estimated fair value is received from the pricing service. The service utilizes similar methodologies to price preferred stocks as it does for available-for-sale fixed maturity securities. If applicable, these estimates are disclosed as Level 2 or Level 3 measurements, depending on the use of at least one significant unobservable input. The Company tests the accuracy of the information provided by reference to other services annually.
Short-term investments — Short-term investments include fixed maturity securities with original maturities of over 90 days and less than one year at the date of acquisition, some of which are disclosed as Level 1 measurements as their fair values are based on unadjusted quoted market prices for identical assets that are readily available in an active market. Short-term investments also include commercial paper rated A2 or P2 or better by Standard & Poor’s and Moody’s, respectively, as well as certain private loans with original maturities of less than one year at the date of acquisition and amounts loaned under reverse repurchase agreements. Commercial paper, short-term private loans and amounts loaned under reverse repurchase agreements are carried at amortized cost which approximates fair value. These investments are classified as Level 2 or Level 3 measurements, depending on the use of at least one significant unobservable input.
Investment real estate and real estate partnerships — The fair values of residential real estate investments held through consolidation of investment company VIEs are initially recorded based on the cost to purchase the properties and subsequently recorded at fair value on a recurring basis and falls within Level 3 of the fair value hierarchy. The fair value of the residential real estate properties was determined using broker price opinions (“BPO”). A BPO is an appraisal methodology commonly used in the industry to estimate net proceeds from the sale of a home. The significant inputs into the valuation include market comparable home sales, age and size of the home, location and property conditions.
For certain of the Company’s interest in unconsolidated variable interest entities, the Company elected the fair value option in accordance with ASC 825. The fair value of such interest is derived using discounted cash flow methodology and falls within Level 3 of the fair value hierarchy.
Certain of the Company’s consolidated variable interest entities that are fair valued on a recurring basis invest in LLCs that invest in operating entities which hold multi-family real estate properties. The fair value of the LLCs is obtained from a third party and is based on the fair value of the underlying real estate held by the various operating entities. The real estate is initially calculated based on the cost to purchase the properties and subsequently calculated based on a discounted cash flow methodology. Such investments are classified as Level 3 measurements.
Investment funds — The Company owns certain investments in infrastructure LLCs through a consolidated VIE that is measured at fair value on a recurring basis. We initially recorded the investment at the cost to purchase the investment and subsequently recorded based on a discounted cash flow methodology. Investment funds that are fair valued are classified as Level 3 measurements. Certain LP funds are measured at estimated fair value using NAV as a practical expedient.
Other invested assets — The Company holds interest in an investment company limited partnership, which invests in residual tranche investments, and is a consolidated VIE. We also hold residual tranche investments to which we applied the fair value option in accordance with ASC 825. These investments were initially recorded at cost and are subsequently recorded at fair value using discounted cash flow methodology and falls within Level 3 of the fair value hierarchy.
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

Market risk benefits — MRBs are valued using stochastic models that incorporate a spread reflecting our non-performance risk. The key assumptions for calculating the fair value of the MRBs are market assumptions such as equity market returns, interest rate levels, market volatility and correlations and policyholder behavior assumptions such as lapse, mortality, utilization and withdrawal patterns. Risk margins are included in the policyholder behavior assumptions. The assumptions are based on a combination of historical data and actuarial judgment. MRBs are classified as Level 3 fair value measurements as the fair value is based on unobservable inputs. The following significant unobservable inputs are used for measuring the fair value:
•Utilization – The utilization assumption represents the percentage of policyholders who will elect to receive lifetime income benefit payments in a given year. The range and weighted average of this assumption can vary from year to year depending on the characteristics of policies in a given cohort within the rate.
•Option budget – The option budget assumption represents the expected cost of annual call options we will purchase in the future.
•Non-performance risk – The non-performance risk assumption impacts the discount rate used in the discounted future cash flow valuation and includes the Company’s own credit risk based on the current market credit spreads for debt-like instruments the Company has issued and are available in the market. Additionally, the non-performance risk assumption includes the counterparty credit risk used in the fair value measurement of ceded market risk benefits which is determined using the current market credit spreads based on the counterparty credit rating.
•Mortality rates – The mortality rate assumptions are set based on a combination of company and industry experience, adjusted for improvement factors. Mortality rates vary by age and by demographic characteristics such as gender.
•Lapse rates – The lapse rate assumptions represent the expected rate of full surrenders which are set based on product type or feature and whether a policy is subject to surrender charges.
Derivative assets and liabilities:
•Foreign currency forward contracts – discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period); discounted at a credit adjusted rate.
•Interest rate contracts – discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate.
•Equity-index options – valued using industry accepted valuation models and are adjusted for the non-performance risk of each counterparty net of any collateral held. Inputs include market volatility and risk free interest rates and are used in income valuation techniques in arriving at a fair value for each option contract. The non-performance risk for each counterparty is based upon its credit default swap rate. The Company has no performance obligations related to the equity-index options purchased to fund its fixed index annuity and equity-indexed universal life policy liabilities. Certain equity-index options are valued based on vendor sourced prices and are classified as Level 3 measurements due to the use of significant unobservable inputs used by the vendor.
Policyholders’ account balances – embedded derivatives — The fair value of the embedded derivative component of the Company’fixed index annuity and equity-indexed universal life policyholder’s account balances is estimated at each valuation date by (i) projecting policy contract values and minimum guaranteed contract values over the expected lives of the contracts and (ii) discounting the excess of the projected contract value amounts at the applicable risk free interest rates adjusted for the Company’s non-performance risk related to those liabilities. The following significant unobservable inputs are used for measuring the fair value: (i) Option budget; (ii) Lapse rates; and (iii) Non-performance risk. For the details of these significant unobservable inputs, refer to significant unobservable inputs for “Market risk benefits”.
Funds withheld for reinsurance liabilities – embedded derivatives — The fair value of the embedded derivative is estimated based on the fair value of the assets supporting the funds withheld payable under modified coinsurance and funds withheld coinsurance reinsurance agreements. The fair value of the embedded derivative is classified as Level 3 based on valuation methods used for the assets held supporting the reinsurance agreements.
Separately managed accounts — The separately managed account manager uses the mid-point of a range from a third party to price these securities. Discounted cash flows (yield analysis) and market transactions approach are used in the valuation. They use discount rates which is considered an unobservable input.

The fair value hierarchy measurements of the assets and liabilities recorded at fair value are shown below:

AS OF DEC. 31, 2024 US$ MILLIONS	Total Fair Value	Level 1	Level 2	Level 3
Financial assets
Available-for-sale fixed maturity securities:
U.S. treasury and government	$369	$310	$59	$—
U.S. states and political subdivisions	3,289	—	3,233	56
Foreign governments	2,042	—	2,042	—
Corporate debt securities	37,380	—	34,696	2,684
Residential mortgage-backed securities	1,310	—	1,291	19
Commercial mortgage-backed securities	3,320	—	3,245	75
Collateralized debt securities	6,092	—	3,447	2,645
Total fixed maturity, available-for-sale	53,802	310	48,013	5,479
Equity securities:
Common stock	3,412	2,858	2	552
Preferred stock	438	36	12	390
Private equity and other	4	—	—	4
Total equity securities	3,854	2,894	14	946
Investment real estate(1)	1,283	—	—	1,283
Real estate partnerships(1)(2)	1,529	—	—	1,529
Investment funds(1)(3)	124	—	—	124
Short-term investments	4,400	3,213	834	353
Other invested assets:
Derivative assets	1,361	—	1,138	223
Separately managed accounts	71	—	—	71
Other	319	—	11	308
Cash and cash equivalents	12,243	12,243	—	—
Reinsurance funds withheld – embedded derivative	18	—	—	18
Premiums due and other receivables – derivative asset	22	—	22	—
Other assets – market risk benefit assets	856	—	—	856
Separate account assets	1,312	258	1,054	—
Total financial assets	$81,194	$18,918	$51,086	$11,190
Financial liabilities
Policyholders’ account balances – embedded derivative	$1,123	$—	$—	$1,123
Market risk benefits	3,655	—	—	3,655
Funds withheld for reinsurance liabilities – embedded derivative	37	—	—	37
Other liabilities – derivative liabilities	27	—	27	—
Separate account liabilities	1,312	258	1,054	—
Total financial liabilities	$6,154	$258	$1,081	$4,815
__________________________
(1)Balances include financial assets that are fair valued as a result of consolidation of investment company VIE in accordance with ASC 946.
(2)$1.5 billion of real estate partnerships and $171 million of other invested assets are financial assets that are fair valued in accordance with ASC 825.
(3)Balance for investment funds excludes those measured at estimated fair value using NAV per share as a practical expedient. As of December 31, 2024 and 2023, the estimated fair values of investment funds measured at NAV as a practical expedient were $380 million and nil, respectively.

AS OF DEC. 31, 2023 US$ MILLIONS	Total Fair Value	Level 1	Level 2	Level 3
Financial assets
Available-for-sale fixed maturity securities:
U.S. treasury and government	$497	$442	$55	$—
U.S. states and political subdivisions	670	—	670	—
Foreign governments	614	—	614	—
Corporate debt securities	14,592	—	12,314	2,278
Residential mortgage-backed securities	376	—	376	—
Commercial mortgage-backed securities	726	—	696	30
Collateralized debt securities	1,302	—	961	341
Total fixed maturity, available-for-sale	18,777	442	15,686	2,649
Equity securities:
Common stock	3,073	2,682	—	391
Preferred stock	121	37	—	84
Private equity and other	45	—	—	45
Total equity securities	3,239	2,719	—	520
Short-term investments	3,115	1,948	40	1,127
Other invested assets:
Derivative assets	342	—	115	227
Separately managed accounts	105	—	—	105
Other	46	—	—	46
Cash and cash equivalents	4,308	4,264	44	—
Reinsurance funds withheld – embedded derivative	(46)	—	—	(46)
Other assets – market risk benefit assets	34	—	—	34
Separate account assets	1,163	405	758	—
Total financial assets	$31,083	$9,778	$16,643	$4,662
Financial liabilities
Policyholders’ account balances – embedded derivative	$1,104	$—	$232	$872
Market risk benefits	89	—	—	89
Other liabilities – derivative liabilities	12	8	4	—
Separate account liabilities	1,163	405	758	—
Total financial liabilities	$2,368	$413	$994	$961

Fair Value Information About Financial Instruments Not Recorded at Fair Value
Information about fair value estimates for financial instruments not recorded at fair value is discussed below:
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
Other invested assets — The common stock of FHLB is carried at cost which approximates fair value. The fair value of the COLI is equal to the cash surrender value of the policies.
Corporate and subsidiary borrowings — Corporate and subsidiary borrowings are carried at outstanding principal balance. Fair values for subordinated debentures are estimated using discounted cash flow calculations principally based on observable inputs including the Company’s incremental borrowing rates, which reflect its credit rating, for similar types of borrowings with maturities consistent with those remaining for the debt being valued.
Notes payable — Notes payable are carried at outstanding principal balance. For a majority of the notes, the carrying value of the notes payable approximates fair value because the underlying interest rates approximate market rates at the reporting date.
Policyholder’s account balances & deposit assets excluding embedded derivative — The fair values of the policyholder’s account balances not involving significant mortality or morbidity risks are stated at the cost we would incur to extinguish the liability (i.e., the cash surrender value) as these contracts are generally issued without an annuitization date. The coinsurance deposits related to the annuity benefit reserves have fair values determined in a similar fashion. For period-certain annuity benefit contracts, the fair value is determined by discounting the benefits at the interest rates currently in effect for newly issued immediate annuity contracts. All of the fair values presented within these categories fall within Level 3 of the fair value hierarchy as most of the inputs are unobservable market data.
Policy and contract claims – FHLB — The fair values of the Company’s funding agreements with the FHLB are estimated using discounted cash flow calculations based on interest rates currently being offered for similar agreements with similar maturities.

The carrying amount and estimated fair value of financial instruments not recorded at fair value are shown below. The table below excludes accrued investment income, which is recorded at amortized cost in the statements of financial position, as their carrying amounts approximate the fair values due to their short-term nature.

AS OF DEC. 31, 2024 US$ MILLIONS	Carrying Amount	Fair Value	FV Hierarchy Level
			Level 1	Level 2	Level 3
Financial assets
Mortgage loans on real estate, net of allowance	$12,426	$12,240	—	—	12,240
Private loans, net of allowance	5,204	5,320	—	153	5,167
Policy loans	276	276	—	—	276
Deposit assets	6,165	6,026	—	—	6,026
Other invested assets, excluding derivatives and separately managed accounts	637	639	—	408	231
Total financial assets	$24,708	$24,501
Financial liabilities
Policyholders’ account balances – investment contracts, excluding embedded derivative	$79,383	$79,383	—	—	79,383
Corporate and subsidiary borrowings	4,351	4,371	—	—	4,371
Notes payable	189	189	—	—	189
Total financial liabilities	$83,923	$83,943

AS OF DEC. 31, 2023 US$ MILLIONS	Carrying Amount	Fair Value	FV Hierarchy Level
			Level 1	Level 2	Level 3
Financial assets
Mortgage loans on real estate, net of allowance	$5,962	$5,683	—	—	5,683
Private loans, net of allowance	1,198	855	—	—	855
Policy loans	390	390	—	—	390
Other invested assets, excluding derivatives and separately managed accounts	12	12	—	—	12
Total financial assets	$7,562	$6,940
Financial liabilities
Policyholders’ account balances – investment contracts, excluding embedded derivative	$21,627	$20,098	—	6,001	14,097
Corporate and subsidiary borrowings	3,569	3,567	133	249	3,185
Notes payable	174	174	—	—	174
Total financial liabilities	$25,370	$23,839

For financial assets and financial liabilities measured at fair value on a recurring basis using Level 3 inputs during the periods, reconciliations of the beginning and ending balances are shown below:

	Assets			Liabilities
US$ MILLIONS	Invested assets(1)	Derivative assets	Reinsurance funds withheld – embedded derivative	Policyholders’ account balances – embedded derivative	Funds withheld for reinsurance liabilities – embedded derivative
Balance as of Jan. 1, 2023	$2,489	$121	$154	$(726)	$—
Acquisition from business combination	47	—	—	—	—
Fair value changes in net income	(171)	109	(200)	(96)	—
Fair value changes in other comprehensive income	389	—	—	—	—
Purchases	6,304	133	—	—	—
Sales	(4,611)	—	—	—	—
Settlements or maturities	—	(136)	—	—	—
Premiums less benefits	—	—	—	(50)	—
Balance as of Dec. 31, 2023	$4,447	$227	$(46)	$(872)	$—
Acquisition from business combination	4,288	—	—	—	—
Derecognition(2)	—	—	(196)	—	—
Fair value changes in net income	(38)	125	260	(204)	(37)
Fair value changes in other comprehensive income	94	—	—	—	—
Purchases	3,132	147	—	—	—
Sales	(350)	—	—	—	—
Settlements or maturities	(935)	(276)	—	49	—
Premiums less benefits	—	—	—	(96)	—
Transfers into Level 3	367	—	—	—	—
Transfers out of Level 3	(912)	—	—	—	—
Balance as of Dec. 31, 2024	$10,093	$223	$18	$(1,123)	$(37)
__________________________
(1)Balance includes separately managed accounts.
(2)See Note 16 for the details of effective settlement of a reinsurance arrangement, resulting in the derecognition of reinsurance funds withheld.
There were no transfers between Level 1 or Level 2 during the periods presented. Transfers into and out of Level 3 for the year ended December 31, 2024 were primarily the result of changes in observable pricing. The Company’s valuation of financial instruments categorized as Level 3 in the fair value hierarchy are based on valuation techniques that use significant inputs that are unobservable or had a decline in market activity that obscured observability. The indicators considered in determining whether a significant decrease in the volume and level of activity for a specific asset has occurred include the level of new issuances in the primary market, trading volume in the secondary market, the level of credit spreads over historical levels, applicable bid-ask spreads, and price consensus among market participants and other pricing sources. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models and discounted cash flow methodology based on spread/yield assumptions.

The following summarizes the valuation techniques and significant unobservable inputs used for recurring Level 3 fair value measurements:

Type of Asset	Valuation Techniques	Significant Unobservable Inputs	Range
Available-for-sale fixed maturity securities	•Discounted cash flows	•Discount rate	•1% - 10%
Investment real estate and real estate partnerships	•Broker price opinions
Short-term investments	•Discounted cash flows	•Discount rate	•6% - 24%
Derivative assets	•Vendor sourced prices	•Equity index volatility •Forward price/dividend
Separately managed accounts	•Current value method	•NCY EBITDA(1)
__________________________
(1)NCY EBITDA uses forecasted EBITDA expected to be achieved over the next calendar year.

NOTE 12. REINSURANCE
The Company reinsures its business through a diversified group of reinsurers. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements. The Company monitors trends in arbitration and any litigation outcomes with its reinsurers. Collectability of reinsurance balances is evaluated by monitoring ratings and the financial strength of its reinsurers. The effect of reinsurance on the applicable line items on our statements of operations are as follows:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2024	2023	2022
Premiums earned:
Gross amounts, including reinsurance assumed	$9,869	$5,430	$3,662
Reinsurance ceded	(1,602)	(1,293)	(651)
Net amount	$8,267	$4,137	$3,011
Other policy revenue:
Gross amounts, including reinsurance assumed	$902	$413	$224
Reinsurance ceded	(121)	—	—
Net amount	$781	$413	$224
Policyholder benefits and claims incurred:
Gross amounts, including reinsurance assumed	$(11,432)	$(4,769)	$(3,236)
Reinsurance ceded	3,270	830	384
Net amount	$(8,162)	$(3,939)	$(2,852)
Interest sensitive contract benefits:
Gross amounts, including reinsurance assumed	$(2,253)	$(900)	$(325)
Reinsurance ceded	379	213	86
Net amount	$(1,874)	$(687)	$(239)
Change in fair value of market risk benefits:
Gross amounts, including reinsurance assumed	$(184)	$156	$152
Reinsurance ceded	77	10	—
Net amount	$(107)	$166	$152

Following the effective settlement of a reinsurance arrangement between NER SPC and AEL (see Note 16 for details), our reinsurance assumed exposure is principally limited to the amounts of reinsurance funds withheld asset and associated deposit liability based on deposit accounting as presented in the statements of financial position, as well as certain future policy benefits liability.
Effective July 1, 2024, several ANGI subsidiaries entered into a coinsurance reinsurance agreement with a strong rated counterparty, whereby these subsidiaries ceded a diversified block of life business representing approximately $3.3 billion of insurance liabilities, which is recorded within “Reinsurance recoverables and deposit assets” on the statements of financial position.
Effective December 16, 2024, a subsidiary of ANGI entered into a PRT transaction under a coinsurance reinsurance agreement with a third-party insurer in the United Kingdom, whereby this subsidiary recognized approximately $1.3 billion of investments and future policy benefits liability assumed.
Furthermore, certain of our subsidiaries have intercompany reinsurance agreements with its wholly owned reinsurance companies, some of which are captive reinsurance companies. All intercompany balances arising from such intercompany reinsurance agreements are eliminated in full on consolidation.

NOTE 13. SEPARATE ACCOUNT ASSETS AND LIABILITIES
The following table presents the change of the Company’s separate account assets and liabilities:

AS OF AND FOR THE YEAR ENDED DEC. 31 US$ MILLIONS	2024	2023
Balance, beginning of year	$1,189	$1,045
Additions (deductions):
Policyholder deposits	74	77
Net investment income	66	33
Net realized capital gains on investments	117	170
Policyholder benefits and withdrawals	(119)	(117)
Net transfer from (to) general account	33	(8)
Policy charges	(17)	(11)
Total changes	154	144
Balance, end of year	$1,343	$1,189

Cash surrender value	$724	$643

NOTE 14. DEFERRED POLICY ACQUISITION COSTS, DEFERRED SALES INDUCEMENTS AND VALUE OF BUSINESS ACQUIRED
The following tables present a rollforward of DAC, DSI and value of business acquired (“VOBA asset”) for the periods indicated:

AS OF AND FOR THE YEAR ENDED DEC. 31, 2024 US$ MILLIONS	Annuities	P&C	Life Insurance	Total
DAC:
Balance, beginning of year	$1,314	$171	$217	$1,702
Additions	764	474	108	1,346
Derecognition(1)	(1,129)	—	—	(1,129)
Amortization	(63)	(461)	(19)	(543)
Net change	(428)	13	89	(326)
Balance, end of year	$886	$184	$306	$1,376
DSI:
Balance, beginning of year	$257	$—	$—	$257
Additions	394	—	—	394
Derecognition(1)	(246)	—	—	(246)
Amortization	(12)	—	—	(12)
Net change	136	—	—	136
Balance, end of year	$393	$—	$—	$393
VOBA asset:
Balance, beginning of year	$40	$168	$301	$509
Acquisition from business combination(2)	9,321	—	—	9,321
Derecognition(3)	—	—	(221)	(221)
Amortization	(523)	(141)	(18)	(682)
Net change	8,798	(141)	(239)	8,418
Balance, end of year	$8,838	$27	$62	$8,927
Total DAC, DSI and VOBA asset	$10,117	$211	$368	$10,696
__________________________
(1)See Note 16 for the details of effective settlement of a reinsurance arrangement, resulting in the derecognition of DAC and DSI.
(2)See Note 16 for the details of the measurement period adjustment to the VOBA asset included within this amount, which was recognized upon the Company’s acquisition of AEL in May 2024.
(3)See Note 12 for details of a reinsurance transaction in relation to the Company’s Life business at ANGI, resulting in the derecognition of a portion of VOBA asset recognized upon the Company’s acquisition of American National in May 2022.

AS OF AND FOR THE YEAR ENDED DEC. 31, 2023 US$ MILLIONS	Annuities	P&C	Life Insurance	Total
DAC:
Balance, beginning of year	$886	$124	$86	$1,096
Additions	508	464	148	1,120
Amortization	(80)	(417)	(17)	(514)
Net change	428	47	131	606
Balance, end of year	$1,314	$171	$217	$1,702
DSI:
Balance, beginning of year	$85	$—	$—	$85
Additions	182	—	—	182
Amortization	(10)	—	—	(10)
Net change	172	—	—	172
Balance, end of year	$257	$—	$—	$257
VOBA asset:
Balance, beginning of year	$26	$68	$310	$404
Acquisition from business combinations	—	176	—	176
Additions	19	—	18	37
Amortization	(5)	(76)	(27)	(108)
Net change	14	100	(9)	105
Balance, end of year	$40	$168	$301	$509
Total DAC, DSI and VOBA asset	$1,611	$339	$518	$2,468

AS OF AND FOR THE YEAR ENDED DEC. 31, 2022 US$ MILLIONS	Annuities	P&C	Life Insurance	Total
DAC:
Balance, beginning of year	$695	$—	$—	$695
Additions	238	283	114	635
Amortization	(47)	(159)	(28)	(234)
Net change	191	124	86	401
Balance, end of year	$886	$124	$86	$1,096
DSI:
Balance, beginning of year	$15	$—	$—	$15
Additions	73	—	—	73
Amortization	(3)	—	—	(3)
Net change	70	—	—	70
Balance, end of year	$85	$—	$—	$85
VOBA asset:
Balance, beginning of year	$—	$—	$—
Acquisition from business combinations	28	185	325	538
Amortization	(2)	(117)	(15)	(134)
Net change	26	68	310	404
Balance, end of year	$26	$68	$310	$404
Total DAC, DSI and VOBA asset	$997	$192	$396	$1,585

The following table provides the projected VOBA asset amortization expenses for a five-year period and thereafter as of December 31, 2024:

Years	US$ MILLIONS
2025	$770
2026	707
2027	648
2028	600
2029	555
Thereafter	5,647
Total amortization expense	$8,927

NOTE 15. INTANGIBLE ASSETS AND GOODWILL
(a) Intangible Assets
The components of definite-lived and indefinite-lived intangible assets are as follows. Refer to Note 14 for VOBA asset, which is an actuarial intangible asset arising from a business combination.

AS OF DEC. 31 US$ MILLIONS	2024			2023
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite-lived intangible assets:
Distributor relationships(1)	$1,466	$(43)	$1,423	$28	$—	$28
Trade name	71	(9)	62	24	(2)	22
Unpaid claims reserve intangible asset	103	(37)	66	104	(5)	99
Software and other	85	(17)	68	32	(2)	30
Total definite-lived intangible assets	1,725	(106)	1,619	188	(9)	179
Indefinite-lived intangible assets:
Insurance licenses	71	—	71	56	—	56
Total	$1,796	$(106)	$1,690	$244	$(9)	$235
__________________________
(1)See Note 16 for the details of the measurement period adjustment to distribution relationships included within the 2024 amount, which was recognized upon the Company’s acquisition of AEL in May 2024.
No impairment expenses of intangible assets were recognized for the years ended December 31, 2024, 2023 and 2022. The Company estimates that its intangible assets do not have any significant residual value in determining their amortization. Amortization expenses were $98 million, $7 million and $1 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The following table outlines the estimated future amortization expense related to definite-lived intangible assets held as of December 31, 2024.

Years	US$ MILLIONS
2025	$113
2026	105
2027	90
2028	80
2029	74
Thereafter	1,157
Total amortization expense	$1,619
(b) Goodwill
The changes in the carrying amount of goodwill by reporting segments were as follows:

US$ MILLIONS	Annuities	P&C	Life Insurance	Total
Goodwill, as of Jan. 1, 2022	$—	$—	$—	$—
Acquisition from business combination	41	45	35	121
Balance as of Dec. 31, 2022	$41	$45	$35	$121
Acquisition from business combination	—	—	—	—
Balance as of Dec. 31, 2023	$41	$45	$35	$121
Acquisition from business combination(1)	662	—	—	662
Balance as of Dec. 31, 2024	$703	$45	$35	$783
__________________________
(1)See Note 16 for the details of the measurement period adjustment to goodwill included within the 2024 amount, which was recognized upon the Company’s acquisition of AEL in May 2024.
The Company performed its annual goodwill impairment tests as of October 1, 2024 and did not identify any impairment. There were no accumulated impairments associated with our goodwill as of December 31, 2024, 2023 and 2022.

NOTE 16. ACQUISITIONS AND DISPOSITION
Acquisition of American Equity Investment Life Holdings Company in May 2024
On May 2, 2024, the Company, through its subsidiary American National, completed the acquisition of AEL, an Iowa corporation, by acquiring all of AEL’s issued and outstanding common stock not already owned for a total consideration of approximately $4.0 billion comprised of $2.5 billion in cash and $1.1 billion of stock consideration in the form of class A limited voting shares of Brookfield Asset Management Ltd. (“BAM Shares”). The remaining consideration primarily relates to the previously held equity interest in AEL prior to the acquisition as well as the effective settlement of previously held reinsurance agreement between AEL and NER SPC.
Accounting for the acquisition of AEL is not finalized, and there remains some measurement uncertainty on the acquisition valuation, which is pending completion of a comprehensive evaluation of the net assets acquired, including but not limited to identifiable intangible assets, deferred income tax assets, and policyholders’ account balances. The financial statements as of December 31, 2024 reflect management’s current best estimate of the purchase price allocation. Final valuation of the assets acquired and liabilities assumed and the completion of the purchase price allocation will occur by the second quarter of 2025. As a result, the excess of the purchase price over the fair value of net assets acquired, representing goodwill of $662 million as of December 31, 2024 may be adjusted in future periods. Goodwill recognized is not deductible for income tax purposes.
Subsequent to the acquisition, on May 7, 2024, American National completed a downstream merger with AEL and changed its name to American National Group Inc. and reincorporated as a Delaware corporation.
The acquired business operations of AEL, which are now part of ANGI, contributed revenues of $2.1 billion and a net income of $179 million to the Company for the period from May 2, 2024 to December 31, 2024. Had the acquisition occurred on January 1, 2023, the consolidated unaudited pro forma revenue and net income would be: (i) $14.9 billion and $1.9 billion, respectively, for the year ended December 31, 2024; and (ii) $9.4 billion and $813 million, respectively, for the year ended December 31, 2023. The pro forma amounts have been calculated using the subsidiary’s results and adjusting them for the revised depreciation and amortization that would have been charged assuming the fair value adjustments to investments, property and equipment and intangible assets had applied from January 1, 2023, together with the consequential tax effects.
Management’s current best estimate of the purchase price allocation reflects the inclusion of updated mortality, base lapse and utilization assumptions related to AEL’s market risk benefits liability as part of its annual assumptions review which took place in the third quarter of 2024. This resulted in a $45 million increase in both the VOBA asset and market risk benefits liability. In addition, discount rate and tax assumptions relating to intangible assets were updated, resulting in a $40 million decrease in intangible assets, $8 million increase to deferred tax asset and a $32 million increase in goodwill.

The following summarizes the consideration transferred, fair value of assets acquired and liabilities assumed as of the acquisition date:

US$ MILLIONS
Fair value of consideration transferred:
Cash	$2,525
BAM Shares transferred by the Company	1,111
Fair value of the Company’s pre-existing reinsurance agreement effectively settled	(541)
Fair value of the Company’s pre-existing interest in AEL	897
Total	$3,992
Assets acquired:
Investments	$42,960
Cash and cash equivalents	13,367
Accrued investment income	414
Value of business acquired	9,321
Reinsurance recoverables and deposit assets	6,851
Property and equipment	42
Intangible assets	1,540
Other assets	671
Total assets acquired	75,166
Liabilities assumed:
Future policy benefits	311
Policyholders’ account balances	61,473
Market risk benefits	3,023
Notes payable	768
Subsidiary borrowings	84
Funds withheld for reinsurance liabilities	3,371
Other liabilities	2,093
Total liabilities assumed	71,123
Less: Non-controlling interest	713
Net assets acquired	3,330
Goodwill	$662
The Company identified that a reinsurance agreement between AEL and NER SPC constituted a pre-existing relationship in accordance with ASC 805 that would need to be effectively settled as part of the acquisition. The Company recognized an effective settlement loss of $48 million as a result of derecognizing certain assets and liabilities in relation to the reinsurance agreement, which include deferred policy acquisition costs, deferred sales inducements, reinsurance funds withheld, policyholders’ account balances and market risk benefits liability. The effective settlement loss was included in “Investment related gains (losses)” in the statements of operations. Concurrently, the Company derecognized NER SPC’s accumulated other comprehensive loss pertaining to market risk benefits liability, recognizing an additional loss of $66 million in “Investment related gains (losses)” in the statements of operations.
The gain on disposal as a result of remeasuring to fair value the pre-existing equity interest in AEL immediately prior to the business combination was approximately $4 million, recognized in “Investment related gains (losses)” in the statements of operations.
Acquisition-related costs of $127 million incurred were recorded as “Operating expenses” in the statements of operations.

Acquisition of Argo Group International Holdings, Inc. in November 2023
On November 16, 2023, the Company acquired Argo Group International Holdings, Ltd. On November 30, 2023, Argo Group International Holdings, Ltd. was re-domiciled to a U.S. corporation and changed its name to Argo Group International Holdings, Inc. Argo is an underwriter of specialty insurance products in the property and casualty market. Upon closing of the acquisition, the Company acquired 100% of all Argo’s issued and outstanding shares in exchange for $30 per share in an all-cash transaction for $1.1 billion. The Company acquired all assets and assumed all liabilities of Argo as of the closing date and consolidates the business for financial statement purposes.
The initial acquisition accounting resulted in a bargain purchase gain, which represents the excess of the fair value of net assets acquired over the purchase price, which was deferred by recognizing a provisional deferred credit of $51 million within “Other liabilities” on the statements of financial position.
Upon finalizing the valuations of certain assets and liabilities, we eliminated the deferred bargain purchase gain of $51 million by increasing the deferred tax asset and liabilities for unpaid claims and claim adjustment expenses by $14 million and $65 million, respectively.
The following summarizes the consideration transferred, as well as the fair value of assets acquired and liabilities assumed as of the acquisition date, the valuation of which was finalized in the fourth quarter of 2024:

US$ MILLIONS
Cash consideration transferred	$1,059
Assets acquired:
Investments	$3,460
Cash and cash equivalents	713
Accrued investment income	17
Value of business acquired	176
Reinsurance funds withheld	20
Premiums due and other receivables	332
Ceded unearned premiums	388
Deferred tax asset	68
Reinsurance recoverables	2,982
Property and equipment	85
Intangible assets	186
Other assets	166
Total assets acquired	8,593
Liabilities assumed:
Policy and contract claims	5,591
Unearned premium reserve	986
Subsidiary borrowings	369
Other liabilities	451
Total liabilities assumed	7,397
Less: Non-controlling interest	137
Net assets acquired	$1,059

Disposition of Held-for-Sale Business by American National in December 2023
On December 1, 2023, the Company, through its subsidiary American National, closed the sale of its held-for-sale health insurance business to a third party. The business was acquired by a third party for cash proceeds of $79 million through their acquisition of 100% of the stock of one wholly-owned subsidiary and certain reinsurance transactions. The carrying value of the disposed business was approximately $36 million. After taking into account the transaction and other costs of $10 million, the Company recognized a pre-tax gain on the sale of $33 million for the year ended December 31, 2023, which was included in “Investment related gains (losses)” in the statements of operations.

NOTE 17. FUTURE POLICY BENEFITS
The reconciliation of the balances described in the table below to the “Future policy benefits” in the statements of financial position is as follows.

AS OF DEC. 31 US$ MILLIONS	2024	2023
Future policy benefits:
Annuities	$10,287	$5,731
Life Insurance	1,816	1,895
Deferred profit liability:
Annuities	242	259
Life Insurance	76	66
Other contracts and VOBA liability	1,667	1,862
Total future policy benefits	$14,088	$9,813

The balances and changes in the liability for future policy benefits are as follows:

AS OF AND FOR THE YEAR ENDED DEC. 31, 2024 US$ MILLIONS, EXCEPT FOR YEARS AND PERCENTAGES	Annuities	Life Insurance	Total
Present value of expected net premiums:
Balance, beginning of year	$—	$3,145	$3,145
Beginning balance at original discount rate	—	3,253	3,253
Effect of changes in cash flow assumptions	—	(244)	(244)
Effect of actual variances from expected experience	11	(343)	(332)
Adjusted beginning of period balance	11	2,666	2,677
Issuances	3,616	48	3,664
Interest accrual	20	112	132
Net premiums collected	(3,647)	(320)	(3,967)
Derecognitions (lapses and withdrawals)	—	1	1
Ending balance at original discount rate	—	2,507	2,507
Effect of changes in discount rate assumptions	—	(154)	(154)
Balance, end of year	$—	$2,353	$2,353

Present value of expected future policy benefits:
Balance, beginning of year	$5,731	$5,040	$10,771
Beginning balance at original discount rate	5,909	5,277	11,186
Effect of changes in cash flow assumptions	31	(236)	(205)
Effect of actual variances from expected experience	9	(369)	(360)
Adjusted beginning of period balance	5,949	4,672	10,621
Acquisition from business combination	311	—	311
Issuances	4,947	49	4,996
Interest accrual	326	190	516
Benefit payments	(695)	(311)	(1,006)
Derecognitions (lapses and withdrawals)	23	1	24
Foreign currency translation	(343)	—	(343)
Ending balance at original discount rate	10,518	4,601	15,119
Effect of changes in discount rate assumptions	(231)	(432)	(663)
Balance, end of year	$10,287	$4,169	$14,456

Net liability for future policy benefits	10,287	1,816	12,103
Less: Reinsurance recoverables	(16)	(1,298)	(1,314)
Net liability for future policy benefits, after reinsurance recoverable	$10,271	$518	$10,789

Weighted average liability duration of future policy benefits (years)	9	15
Weighted average interest accretion rate	5%	5%
Weighted average current discount rate	5%	6%

AS OF AND FOR THE YEAR ENDED DEC. 31, 2023 US$ MILLIONS, EXCEPT FOR YEARS AND PERCENTAGES	Annuities	Life Insurance	Total
Present value of expected net premiums:
Balance, beginning of year	$—	$3,520	$3,520
Beginning balance at original discount rate	—	3,825	3,825
Effect of changes in cash flow assumptions	—	(352)	(352)
Effect of actual variances from expected experience	2	(58)	(56)
Adjusted beginning of period balance	2	3,415	3,417
Issuances	1,448	91	1,539
Interest accrual	12	121	133
Net premiums collected	(1,462)	(374)	(1,836)
Ending balance at original discount rate	—	3,253	3,253
Effect of changes in discount rate assumptions	—	(108)	(108)
Balance, end of year	$—	$3,145	$3,145

Present value of expected future policy benefits:
Balance, beginning of year	$4,252	$5,330	$9,582
Beginning balance at original discount rate	4,673	5,875	10,548
Effect of changes in cash flow assumptions	(17)	(362)	(379)
Effect of actual variances from expected experience	(29)	(59)	(88)
Adjusted beginning of period balance	4,627	5,454	10,081
Issuances	1,457	92	1,549
Interest accrual	209	188	397
Benefit payments	(464)	(457)	(921)
Foreign currency translation	80	—	80
Ending balance at original discount rate	5,909	5,277	11,186
Effect of changes in discount rate assumptions	(178)	(237)	(415)
Balance, end of year	$5,731	$5,040	$10,771

Net liability for future policy benefits	5,731	1,895	7,626
Less: Reinsurance recoverables	(50)	(45)	(95)
Net liability for future policy benefits, after reinsurance recoverable	$5,681	$1,850	$7,531

Weighted average liability duration of future policy benefits (years)	9	16
Weighted average interest accretion rate	4%	5%
Weighted average current discount rate	5%	5%

AS OF AND FOR THE YEAR ENDED DEC. 31, 2022 US$ MILLIONS, EXCEPT FOR YEARS AND PERCENTAGES	Annuities	Life Insurance	Total
Present value of expected net premiums:
Balance, beginning of year	$—	$—	$—
Beginning balance at original discount rate	—	—	—
Acquisition from business combination	—	3,824	3,824
Issuances	1,558	156	1,714
Interest accrual	13	52	65
Net premiums collected	(1,571)	(207)	(1,778)
Ending balance at original discount rate	—	3,825	3,825
Effect of changes in discount rate assumptions	—	(305)	(305)
Balance, end of year	$—	$3,520	$3,520

Present value of expected future policy benefits:
Balance, beginning of year	$2,171	$—	$2,171
Beginning balance at original discount rate	2,071	—	2,071
Acquisition from business combination	1,432	5,827	7,259
Issuances	1,543	157	1,700
Interest accrual	82	80	162
Benefit payments	(236)	(189)	(425)
Foreign currency translation	(219)	—	(219)
Ending balance at original discount rate	4,673	5,875	10,548
Effect of changes in discount rate assumptions	(432)	(545)	(977)
Effect of foreign currency translation on the effect of changes in discount rate assumptions	11	—	11
Balance, end of year	$4,252	$5,330	$9,582

Net liability for future policy benefits	4,252	1,810	6,062
Less: Reinsurance recoverables	(88)	(54)	(142)
Net liability for future policy benefits, after reinsurance recoverable	$4,164	$1,756	$5,920

Weighted average liability duration of future policy benefits (years)	9	16
Weighted average interest accretion rate	4%	5%
Weighted average current discount rate	5%	5%
For the year ended December 31, 2024, the Company recognized liability remeasurement losses of $60 million, which was included in “Policyholder benefits and claims incurred” in the statements of operations. The amounts include the effect of the Company’s annual assumptions review which was conducted during the third quarter of 2024, whereby the Company updated mortality and policyholder lapse behavior assumptions, resulting in a $14 million net decrease in future policy benefits liabilities.
For the year ended December 31, 2023, the Company recognized liability remeasurement gains of $3 million from the net effect of the changes in cash flow assumptions. Annual assumption review was performed in the fourth quarter of 2023, resulting in no material changes to the value of future policy benefits liabilities.
For the year ended December 31, 2022, the Company recognized liability remeasurement losses of $1 million from the net effect of the changes in cash flow assumptions. Annual assumption review was performed in the fourth quarter of 2022, resulting in no material changes to the value of future policy benefits liabilities.

The amounts of undiscounted and discounted expected gross premiums and future benefit payments follow:

AS OF DEC. 31 US$ MILLIONS	2024		2023
	Undiscounted	Discounted	Undiscounted	Discounted
Annuities:
Expected future benefit payments	$17,462	$10,263	$9,146	$5,730
Expected future gross premiums	—	—	—	—
Life Insurance:
Expected future benefit payments	$8,819	$4,169	$10,353	$5,040
Expected future gross premiums	5,669	3,356	7,540	4,328
Total:
Expected future benefit payments	$26,281	$14,432	$19,499	$10,770
Expected future gross premiums	5,669	3,356	7,540	4,328
The amount of revenue and interest recognized in the statements of operations follows:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	Gross Premiums or Assessments			Interest Expense
	2024	2023	2022	2024	2023	2022
Annuities	$5,058	$1,501	$1,563	$315	$153	$68
Life Insurance	436	453	114	78	94	33

NOTE 18. POLICYHOLDERS’ ACCOUNT BALANCES
Policyholders’ account balances relate to investment-type contracts and universal life-type policies. Investment-type contracts principally include traditional individual fixed rate annuities and fixed index annuities in the accumulation phase and non-variable group annuity contracts.
The reconciliation of the balances described in the table below to the “Policyholders’ account balances” in the statements of financial position is as follows.

AS OF DEC. 31 US$ MILLIONS	2024	2023
Policyholders’ account balances:
Annuities	$80,046	$22,456
Life Insurance	2,107	1,975
Embedded derivative adjustments and other(1)	926	508
Total policyholders’ account balances	$83,079	$24,939
__________________________
(1)“Embedded derivative adjustments and other” line reconciles the account balances as presented in the rollforward within this note to the gross liability as presented in the statements of financial position and includes the fair value of the embedded derivatives.

The balances and changes in policyholders’ account balances follow.

AS OF AND FOR THE YEAR ENDED DEC. 31, 2024 US$ MILLIONS	Annuities	Life Insurance	Total
Balance, beginning of year	$22,456	$1,975	$24,431
Acquisition from business combination(1)	61,296	—	61,296
Issuances	11,647	62	11,709
Derecognition(2)	(7,402)	—	(7,402)
Premiums received	113	423	536
Policy charges	(463)	(374)	(837)
Surrenders and withdrawals	(9,221)	(66)	(9,287)
Interest credited	2,484	87	2,571
Benefit payments	(671)	—	(671)
Other	(193)	—	(193)
Balance, end of year	$80,046	$2,107	$82,153

Weighted average crediting rate	4%	4%
Net amount at risk(3)	$12,475	$38,733
Cash surrender value	$73,832	$1,860
__________________________
(1)The amount excludes $177 million of liabilities relating to supplemental contracts, which are included in “Embedded derivative adjustments and other” line in the table of reconciliation to the balance on the statements of financial position within this note.
(2)See Note 16 for the details of effective settlement of a reinsurance arrangement, resulting in the derecognition of certain policyholder’s account balances.
(3)Net amount at risk is defined as the current guarantee amount in excess of the current account balance.

AS OF AND FOR THE YEAR ENDED DEC. 31, 2023 US$ MILLIONS	Annuities	Life Insurance	Total
Balance, beginning of year	$17,845	$1,899	$19,744
Issuances	4,559	84	4,643
Premiums received	2,021	399	2,420
Policy charges	(76)	(362)	(438)
Surrenders and withdrawals	(2,400)	(110)	(2,510)
Interest credited	472	65	537
Benefit payments	(35)	—	(35)
Other	70	—	70
Balance, end of year	$22,456	$1,975	$24,431

Weighted average crediting rate	2%	3%
Net amount at risk	$1,285	$38,365
Cash surrender value	$21,780	$1,796

AS OF AND FOR THE YEAR ENDED DEC. 31, 2022 US$ MILLIONS	Annuities	Life Insurance	Total
Balance, beginning of year	$4,677	$—	$4,677
Acquisition from business combination	11,575	1,921	13,496
Issuances	1,381	45	1,426
Premiums received	1,091	226	1,317
Policy charges	(38)	(273)	(311)
Surrenders and withdrawals	(918)	(38)	(956)
Interest credited	128	25	153
Benefit payments	(28)	—	(28)
Other	(23)	(7)	(30)
Balance, end of year	$17,845	$1,899	$19,744

Weighted average crediting rate	1%	1%
Net amount at risk	$597	$35,899
Cash surrender value	$5,177	$1,694
The balance of account values by range of guaranteed minimum crediting rates and the related range of difference, in basis points, between rates being credited to policyholders and the respective guaranteed minimums follow.

AS OF DEC. 31, 2024 US$ MILLIONS	Range of Guaranteed Minimum Crediting Rate	At Guaranteed Minimum	1 - 50 Basis Points Above	51 - 150 Basis Points Above	> 150 Basis Points Above	Other(1)	Total
Annuities	0% - 1%	$3,963	$2,838	$3,768	$4,787	$—	$15,356
	1% - 2%	1,501	341	1,159	1,826	—	4,827
	2% - 3%	1,839	411	159	9,321	—	11,730
	Greater than 3%	282	7	2	9	—	300
	Other(1)	—	—	—	—	47,833	47,833
	Total	$7,585	$3,597	$5,088	$15,943	$47,833	$80,046

Life Insurance	1% - 2%	$32	$2	$60	$735	$—	$829
	2% - 3%	422	—	222	—	—	644
	Greater than 3%	634	—	—	—	—	634
	Total	$1,088	$2	$282	$735	$—	$2,107

AS OF DEC. 31, 2023 US$ MILLIONS	Range of Guaranteed Minimum Crediting Rate	At Guaranteed Minimum	1 - 50 Basis Points Above	51 - 150 Basis Points Above	> 150 Basis Points Above	Other(1)	Total
Annuities	0% - 1%	$2,485	$710	$690	$764	$—	$4,649
	1% - 2%	668	430	1,959	2,137	—	5,194
	2% - 3%	827	409	56	4,224	—	5,516
	Greater than 3%	263	7	1	1	—	272
	Other(1)	—	—	—	—	6,825	6,825
	Total	$4,243	$1,556	$2,706	$7,126	$6,825	$22,456

Life Insurance	1% - 2%	$168	$2	$140	$371	$—	$681
	2% - 3%	415	—	219	—	—	634
	Greater than 3%	654	—	—	—	—	654
	Other(1)	—	—	—	—	6	6
	Total	$1,237	$2	$359	$371	$6	$1,975
__________________________
(1)Other includes products with either a fixed rate or no guaranteed minimum crediting rate or allocated to index strategies.
In the third quarter of 2024, the Company performed its annual assumptions review relating to its policyholders’ account balances. The Company updated assumptions relating to option budget, utilization and policyholder lapse rates which resulted in a $60 million increase in the policyholders’ account balances. In 2023 and 2022, the Company performed its annual assumptions review in the fourth quarter, resulting in no material changes to the value of policyholders’ account balances.

NOTE 19. MARKET RISK BENEFITS
The net balance of market risk benefit assets and liabilities of, and changes in guaranteed minimum withdrawal benefits associated with, annuity contracts follows.

AS OF AND FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2024	2023	2022
Balance, beginning of year	$55	$114	$68
Balance, beginning of year, before effect of changes in the instrument-specific credit risk	39	112	67
Acquisition from business combination(1)	2,420	—	216
Derecognition(2)	(129)	—	—
Issuance	7	89	27
Interest accrual	103	6	3
Attributed fees collected	159	45	28
Benefits payments	—	—	—
Effect of changes in interest rates	(112)	(106)	49
Effect of changes in equity markets	30	70	3
Effect of changes in equity index volatility	(119)	(129)	(29)
Effect of changes in future expected policyholder behavior	2	(13)	(4)
Effect of changes in other future expected assumptions	83	(33)	(204)
Balance, end of year, before the effect of changes in the instrument-specific credit risk	2,483	41	156
Effect of changes in the ending instrument-specific credit risk	316	14	(42)
Balance, end of year	2,799	55	114
Less: Reinsured MRB, end of year	(526)	—	—
Balance, end of year, net of reinsurance	$2,273	$55	$114

Net amount at risk(3)	$12,051	$868	$1,050
Weighted average attained age of contract holders (years)	71	66	65
__________________________
(1)See Note 16 for the details of the measurement period adjustment to market risk benefits liability included within the 2024 amount, which was assumed upon the Company’s acquisition of AEL in May 2024.
(2)See Note 16 for the details of effective settlement of a reinsurance arrangement, resulting in the derecognition of certain market risk benefit balances.
(3)Net amount at risk is defined as the current guarantee amount in excess of the current account balance.
The reconciliation of market risk benefits by amounts in an asset position and in a liability position to the “Market risk benefits” amount in the statements of financial position follows.

AS OF DEC. 31 US$ MILLIONS	2024			2023
	Asset	Liability	Net	Asset	Liability	Net
Market risk benefits	$856	$(3,655)	$(2,799)	$34	$(89)	$(55)
In the third quarter of 2024, the Company performed its annual assumptions review relating to its market risk benefits liability. The Company updated assumptions related to option budgets and policyholder lapse rates, resulting in a $40 million decrease in market risk benefits liabilities. In 2023 and 2022, the Company performed its annual assumptions review in the fourth quarter, resulting in no material changes to the market risk benefits liability.

NOTE 20. LIABILITY FOR UNPAID CLAIMS AND CLAIM ADJUSTMENT EXPENSES
The liability for unpaid claims and claim adjustment expenses (“unpaid claims”) for property and casualty insurance is included in “Policy and contract claims” in the statements of financial position and is the amount estimated for IBNR claims and claims that have been reported but not settled (“case reserves”), as well as associated claim adjustment expenses.
Information regarding the liability for unpaid claims is shown below:

AS OF AND FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2024	2023	2022
Policy and contract claims, beginning	$7,288	$1,786	$1,706
Less: Unpaid claims balance, beginning – long-duration	198	217	210
Gross unpaid claims balance, beginning – short-duration	7,090	1,569	1,496
Less: Reinsurance recoverables, beginning	3,045	305	281
Foreign currency translation	4	—	—
Net unpaid claims balance, beginning – short-duration	4,041	1,264	1,215
Acquisition from business combination, net of reinsurance	1	2,735	—
Add: incurred related to
Current accident year	2,198	1,653	831
Prior accident years	162	(80)	(31)
Total incurred claims	2,360	1,573	800
Less: paid claims related to
Current accident year	853	998	555
Prior accident years	1,258	533	196
Total paid claims	2,111	1,531	751
Add: measurement period adjustment(1)	65	—	—
Net unpaid claims balance, ending – short-duration	4,356	4,041	1,264
Foreign currency translation	1	4	—
Add: Reinsurance recoverables, ending	3,083	3,045	305
Gross unpaid claims balance, ending – short-duration	7,440	7,090	1,569
Add: Unpaid claims balance, ending – long duration	219	198	217
Policy and contract claims, ending	$7,659	$7,288	$1,786
__________________________
(1)The measurement period adjustment of $65 million relates to the Company’s acquisition of Argo. Refer to Note 16 for details.
The estimates for ultimate incurred claims attributable to insured events of prior years increased by $162 million, decreased by $80 million and decreased by $31 million, respectively, for the years ended December 31, 2024, 2023 and 2022. The unfavorable development in 2024 was primarily related to higher-than-anticipated losses within certain run-off lines, which were partially offset by favorable current accident loss experience. The favorable development in 2023 and 2022 was primarily driven by favorable loss experience noted in our casualty lines.

Claims and Claim Adjustment Expenses
The claims development tables as of December 31, 2024 are presented separately for each of the following major property and casualty lines of business:
•Property – offers policies protecting various personal and commercial properties from man-made and natural disasters, including property insurance for homeowners and renters
•Casualty – includes a broad range of primary and excess casualty products, such as specialty casualty, construction defect, general liability, commercial multi-peril, workers compensation, product liability, environmental liability and auto liability
•Specialty – includes niche insurance coverages such as garage and inland marine and offer insurance programs and fronting solutions
•Run-off and Other – primarily consists of discontinued businesses previously underwritten by our insurance subsidiaries (e.g., professional liability and surety coverages)
The reconciliation of the net incurred and paid claims development tables to the “Policy and contract claims” in the statement of financial position follows.

AS OF DEC. 31 US$ MILLIONS	2024
Net outstanding liabilities:
Property	$198
Casualty	2,376
Specialty	309
Run-off and Other	1,266
Other short-duration lines not included in claims development table(1)	69
Total liabilities for unpaid claims and claim adjustment expenses, net of reinsurance	4,218
Reinsurance recoverables:
Property	12
Casualty	1,322
Specialty	214
Run-off and Other	1,042
Other short-duration lines not included in claims development table(1)	493
Total reinsurance recoverables	3,083
Insurance lines other than short-duration	212
Unallocated claim adjustment expenses	146
Policy and contract claims	$7,659
__________________________
(1)Certain lines of business were excluded from claims development tables and other disclosures that are applicable to short-duration contracts due to significantly longer claims development period (e.g., for claim coverages relating to accident years prior to the mid-1990s) or individually insignificant lines of business that do not fall under the Company’s four major property and casualty lines.
The amounts of incurred and paid claims are presented net of reinsurance. The tables present claims development and cumulative claim payments by incurred year and are only presented for significant short-duration product liabilities. The information about incurred and paid claims development prior to 2024 is presented as supplementary information. The cumulative number of reported claims is calculated on a per claim basis.

Property Line of Business

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance										As of December 31, 2024
	Years ended December 31,										IBNR & Expected Development on Reported Losses	Cumulative Number of Reported Claims
	(unaudited)
Accident Year	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
2015	$328	$324	$323	$323	$322	$322	$322	$322	$322	$322	$—	77,339
2016		363	361	359	360	360	360	360	360	360	—	86,839
2017			393	399	398	395	394	394	394	394	—	106,058
2018				423	423	419	420	420	420	420	—	89,497
2019					425	418	415	416	416	416	—	86,169
2020						465	458	457	459	461	—	78,223
2021							510	515	514	513	1	78,859
2022								590	599	601	4	79,859
2023									726	716	13	91,921
2024										678	60	78,320
									Total	$4,881

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	Years ended December 31,
	(unaudited)
Accident Year	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
2015	$269	$313	$318	$321	$321	$322	$322	$322	$322	$322
2016		298	350	355	358	359	360	360	360	360
2017			321	384	391	393	393	393	393	394
2018				340	407	413	416	419	419	420
2019					341	402	409	413	415	416
2020						370	445	452	455	459
2021							411	500	508	510
2022								472	581	590
2023									568	685
2024										527
									Total	$4,683
All outstanding liabilities before 2015, net of reinsurance										—
Liabilities for claims and claim adjustment expenses, net of reinsurance										$198

Casualty Line of Business

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance										As of December 31, 2024
	Years ended December 31,										IBNR & Expected Development on Reported Losses	Cumulative Number of Reported Claims
	(unaudited)
Accident Year	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
2015	$590	$585	$579	$587	$578	$586	$600	$546	$571	$588	$17	70,579
2016		667	655	637	621	615	618	597	591	592	18	79,173
2017			739	729	726	724	749	637	703	713	35	94,474
2018				798	788	757	741	688	661	675	37	97,252
2019					815	797	774	886	663	655	35	88,840
2020						742	684	646	647	669	79	75,291
2021							811	779	773	770	139	73,144
2022								918	890	876	248	68,478
2023									1,042	1,037	346	82,535
2024										913	509	75,913
									Total	$7,488

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	Years ended December 31,
	(unaudited)
Accident Year	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
2015	$148	$264	$358	$425	$474	$506	$532	$548	$551	$555
2016		183	305	388	463	502	536	547	552	560
2017			203	371	458	543	598	619	634	659
2018				216	392	489	550	585	599	614
2019					210	390	474	525	560	581
2020						176	317	388	450	513
2021							189	355	447	526
2022								208	394	500
2023									281	508
2024										194
									Total	$5,210
All outstanding liabilities before 2015, net of reinsurance										78
Liabilities for claims and claim adjustment expenses, net of reinsurance										$2,356

Specialty Line of Business

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance										As of December 31, 2024
	Years ended December 31,										IBNR & Expected Development on Reported Losses	Cumulative Number of Reported Claims
	(unaudited)
Accident Year	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
2015	$49	$51	$46	$48	$48	$47	$48	$45	$45	$45	$(1)	3,354
2016		41	41	41	45	44	43	42	42	41	1	4,559
2017			64	66	68	73	75	71	67	67	—	7,835
2018				92	94	92	96	88	85	86	4	8,398
2019					105	98	96	84	85	87	3	9,194
2020						98	107	135	145	143	13	9,094
2021							128	150	150	153	28	9,903
2022								191	194	198	48	9,248
2023									171	156	36	8,417
2024										155	80	6,487
									Total	$1,131

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	Years ended December 31,
	(unaudited)
Accident Year	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
2015	$19	$32	$37	$43	$45	$46	$46	$45	$45	$46
2016		19	29	35	40	41	42	40	41	41
2017			24	38	49	59	65	66	67	68
2018				32	51	63	73	78	80	82
2019					31	52	64	75	79	82
2020						31	63	93	107	117
2021							34	84	97	111
2022								52	103	128
2023									56	98
2024										43
									Total	$816
All outstanding liabilities before 2015, net of reinsurance										(6)
Liabilities for claims and claim adjustment expenses, net of reinsurance										$309

Run-off and Other Line of Business

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance										As of December 31, 2024
	Years ended December 31,										IBNR & Expected Development on Reported Losses	Cumulative Number of Reported Claims
	(unaudited)
Accident Year	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
2015	$402	$404	$399	$397	$409	$412	$420	$393	$392	$390	$1	21,158
2016		441	443	459	458	457	472	445	449	450	16	19,828
2017			525	493	524	547	576	540	533	529	7	21,751
2018				460	563	556	579	585	600	610	48	23,784
2019					429	498	538	414	425	450	56	23,774
2020						461	448	404	475	517	69	22,592
2021							397	342	375	417	115	18,914
2022								288	304	317	133	17,526
2023									282	315	190	13,258
2024										238	152	9,260
									Total	$4,233

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	Years ended December 31,
	(unaudited)
Accident Year	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
2015	$83	$146	$211	$272	$306	$326	$386	$386	$385	$389
2016		94	114	276	353	374	428	430	436	432
2017			201	251	365	433	492	508	505	524
2018				104	298	366	430	494	510	553
2019					103	264	305	331	356	380
2020						186	195	249	312	375
2021							72	126	177	248
2022								30	82	114
2023									21	93
2024										28
									Total	$3,136
All outstanding liabilities before 2015, net of reinsurance										169
Liabilities for claims and claim adjustment expenses, net of reinsurance										$1,266

For short-duration health insurance claims, the total of IBNR plus expected development on reported claims included in the liability for unpaid claims as of December 31, 2024 and 2023 were $7 million and $4 million, respectively.
Claims Duration
The following table provides supplementary information about the 10-year average annual percentage payout of incurred claims as of December 31, 2024:

	Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance
AS OF DEC. 31, 2024	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Property	80.7%	15.9%	1.5%	0.8%	0.4%	0.1%	0.1%	0.1%	0.0%	0.6%
Casualty	24.1%	15.6%	10.5%	10.2%	10.6%	6.8%	6.5%	4.4%	3.5%	2.9%
Specialty	30.4%	24.3%	14.2%	8.5%	8.1%	5.1%	3.1%	2.0%	1.4%	0.9%
Run-off and Other	15.0%	18.0%	14.8%	13.1%	11.1%	8.8%	5.4%	3.9%	2.8%	2.0%
Information about Amounts Reported at Present Value
The Company discounts the liability for unpaid claims relating to certain of its products within Casualty line as well as certain pension-type liabilities within Run-off and Other line. The following tables provide information about these discounted liabilities for unpaid claims:

AS OF DEC. 31 US$ MILLIONS	Carrying Amount of Policy and Contract Claims		Aggregate Amount of Discount
	2024	2023	2024	2023
Casualty	$197	$183	$17	$16
Run-off and Other	82	77	5	5
Total	$279	$260	$22	$21

AS OF AND FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	Interest Accretion(1)(2)
	2024	2023	2022
Casualty	$2	$—	$—
Run-off and Other	—	—	—
Total	$2	$—	$—
__________________________
(1)Interest accretion is recorded within “Policyholder benefits and claims incurred” in the statements of operations.
(2)Rates used to discount applicable liabilities for unpaid claims were 2% for Casualty line, and 4% for Run-off and Other line as of both December 31, 2024 and 2023. No liabilities for unpaid claims were discounted in 2022.

NOTE 21. CORPORATE AND SUBSIDIARY BORROWINGS
Corporate Borrowings
The Company has bilateral revolving credit facilities backed by third-party financial institutions, which bear interest at the specified SOFR, Prime, or bankers’ acceptance rate plus a spread. As of December 31, 2024, the total available amount on the credit facilities was $1.2 billion (2023 – $750 million). These credit facilities mature in June 2029. As of December 31, 2024, $17 million was drawn on the bilateral credit facilities (2023 – $430 million).
The Company has a $1.0 billion 364-day revolving credit facility, for the purpose of temporarily warehousing investments that will ultimately be transferred into its insurance investment portfolios in the near term. The facility borrowings are generally secured by the underlying investments related to the credit facility drawings. As of December 31, 2024, the facility had $755 million of borrowings outstanding, maturing in October 2025 (2023 – $776 million). The Company pledged investments totaling $653 million as collateral as of December 31, 2024, consisting of $67 million of private loans, $183 million of investment funds, $19 million of cash and cash equivalents, as well as $384 million of real estate partnerships. As of December 31, 2023, investments totaling $710 million were pledged as collateral consisting of $172 million of equity securities, $13 million of mortgage loans on real estate, $52 million of private loans, $231 million of investment funds and $242 million of real estate partnerships.
In April 2022, the Company entered into a $1.0 billion 364-day secured facility. The Company repaid $500 million in April 2023 and $250 million in May 2024. The maturity date on the remaining $250 million is April 2025.
The weighted average interest rates on outstanding corporate borrowings that mature within one year are 6.22% and 7.14% as of December 31, 2024 and 2023, respectively.
Subsidiary Borrowings
Subsidiary borrowings of $3.3 billion relate to debt issued at ANGI and Argo. $1.8 billion matures in 2027, $600 million matures in 2029, and the remaining $1.0 billion matures between 2032 and 2047. Subsidiary borrowings consist of the following:
•$500 million aggregate principal amount of senior unsecured notes due June 2027 (issued in June 2017), which bear interest at a fixed rate of 5.0%, payable semi-annually;
•$600 million aggregate principal amount of senior unsecured notes due October 2029 (issued in October 2024), which bear interest at a fixed rate of 5.75%, payable semi-annually;
•$500 million aggregate principal amount of senior unsecured notes due June 2032 (issued in June 2022), which bear interest at a fixed rate of 6.14%, payable semi-annually;
•$144 million aggregate principal amount of senior unsecured notes due September 2042 (issued in September 2012), which bear interest at a fixed rate of 6.5%, payable quarterly;
•$1.3 billion principal amount of a term loan maturing in May 2027 (entered into in May 2024), which bear interest tied to SOFR plus a spread, payable quarterly;
•$264 million aggregate principal amount of series of junior subordinated debentures due between May 2033 and September 2037 (issued to its wholly-owned subsidiary trusts that are not consolidated), which bear interest tied to SOFR plus a spread, payable quarterly; and
•$100 million aggregate principal amount of subordinated debentures due June 2047 (issued to its wholly-owned subsidiary trust that is not consolidated), which bear interest at a fixed rate of 5.0%, payable quarterly.
The above noted facilities require the Company and its subsidiaries to maintain minimum net worth covenants. As of December 31, 2024 and 2023, the Company was in compliance with its financial covenants.

The following is the maturity by year on corporate and subsidiary borrowings:

	Payments due by year
AS OF DEC. 31, 2024 US$ MILLIONS	Total	Unamortized discount and issuance costs	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years
Corporate borrowings	$1,022	—	1,005	—	—	—	17	—
Subsidiary borrowings	$3,329	(79)	—	—	1,800	—	600	1,008

	Payments due by year
AS OF DEC. 31, 2023 US$ MILLIONS	Total	Unamortized discount and issuance costs	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years
Corporate borrowings	$1,706	—	1,276	—	—	—	430	—
Subsidiary borrowings	$1,863	(46)	—	—	—	1,000	—	909
Brookfield Credit Agreement
The Company also has a credit facility with Brookfield maturing in June 2025 that, as of December 31, 2024, permitted borrowings of up to $400 million under the Brookfield Credit Agreement. As of December 31, 2024 and 2023, there were no amounts drawn on the facility.

NOTE 22. INCOME TAXES
Income taxes are recognized for the amount of taxes payable by our subsidiaries and for the impact of deferred income tax assets and liabilities related to such subsidiaries.
(a) Income Tax Expense (Recovery)
The Company’s income tax expense (recovery) is as follows:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2024	2023	2022
Current tax:
Current tax on profits for the year	$103	$—	$36
Adjustments in respect of prior years	13	3	(15)
Total current tax expense	116	3	21
Deferred tax:
Origination and reversal of temporary differences	180	53	(4)
Change in tax rates and imposition of new legislation	(314)	(35)	—
Adjustments in respect of prior years	(16)	(4)	14
Total deferred tax expense (recovery)	(150)	14	10
Total income tax expense (recovery)	$(34)	$17	$31
The below reconciliation of the Company’s income tax expense (recovery) has been prepared using a weighted average statutory income tax rate, which is calculated as the sum of total assets in each jurisdiction in which our subsidiaries operate in the given year, multiplied by that jurisdiction’s applicable statutory tax rate.

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2024	2023	2022
Net income before income taxes	$1,213	$814	$532
Income tax expense at weighted average statutory tax rate	249	140	87
Tax effect of:
International operations subject to different tax rates	(182)	(84)	(59)
Change in tax rates and imposition of new tax legislation	(314)	(35)	—
Impact of internal reorganization(1)	160	—	—
Other	53	(4)	3
Total income tax expense (recovery)	$(34)	$17	$31
__________________________
(1)Represents an income tax expense arising from an internal reorganization through intercompany reinsurance transactions, whereby certain assets and liabilities were transferred from a Cayman-domiciled subsidiary to a subsidiary domiciled in the U.S.
The following table presents a reconciliation of income tax rate from statutory rate to effective rate:

FOR THE YEARS ENDED DEC. 31	2024	2023	2022
Weighted average statutory tax rate	20.5%	17.3%	16.4%
Increase (reduction) in rate resulting from:
International operations subject to different tax rates	(15.0)%	(10.3)%	(11.2)%
Change in tax rates and imposition of new tax legislation	(25.9)%	(4.3)%	—%
Impact of internal reorganization	13.2%	—%	—%
Other	4.4%	(0.5)%	0.6%
Effective income tax rate	(2.8)%	2.2%	5.8%
(b) Deferred Tax Asset
The gross movement on the deferred tax asset is as follows:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2024	2023	2022
Deferred tax asset, beginning of year	$432	$490	$44
Recognized in net (income) loss	324	(14)	(10)
Acquisition from business combination	50	51	369
Recognized in equity	(45)	(99)	86
Foreign exchange and other	(1)	4	1
Deferred tax asset, end of year	$760	$432	$490

Deferred tax asset recognized relates to the following temporary differences:

AS OF DEC. 31 US$ MILLIONS	2024	2023
Non-capital loss carryforwards	$189	$93
Investments	130	296
Insurance-related liabilities	(371)	(60)
Other policyholder funds	60	58
Deferred policy acquisition costs	(77)	(4)
Tax credit carryforwards	15	8
Bermuda corporate income tax(1)	399	35
Value of business acquired and other intangible assets	65	40
Reinsurance recoverables	347	—
Other	3	(34)
Total deferred tax asset	$760	$432
__________________________
(1)Refer to section “Pillar Two and Bermuda Corporate Income Tax Regime” within this note for details.
The Company evaluates the deferred tax asset based on, among other factors, historical operating results, expectation of future profitability, and the duration of the applicable statutory carryforward periods for tax attributes. Based on the evaluation of the deferred tax asset as of December 31, 2024, the Company determined that the deferred tax asset would be realized within the applicable statutory carryforward.
(c) Deferred Tax Liability
The gross movement on the deferred tax liability is as follows:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2024	2023	2022
Deferred tax liability, beginning of year	$—	$—	$—
Recognized in net income (loss)	174	—	—
Acquisition from business combination	254	—	—
Recognized in equity	47	—	—
Deferred tax liability, end of year	$475	$—	$—
Deferred tax liability recognized relates to the following temporary differences:

AS OF DEC. 31 US$ MILLIONS	2024	2023
Non-capital loss carryforwards	$(514)	$—
Investments	(1,314)	—
Insurance-related liabilities	3,763	—
Deferred policy acquisition costs	132	—
Tax credit carryforwards	(73)	—
Value of business acquired and other intangible assets	2,155	—
Reinsurance recoverables	(3,590)	—
Other	(84)	—
Total deferred tax liability	$475	$—
Refer to Note 24 for deferred income tax recovery (expense) recognized in OCI.

(d) Pillar Two and Bermuda Corporate Income Tax Regime
The Company is incorporated under the laws of Bermuda and is not required to pay any taxes in Bermuda based upon income or capital gains. However, in December 2023, the Government of Bermuda enacted a corporate income tax (“CIT”) regime, designed to align with the OECD’s global minimum tax rules. The Corporate Income Tax Act 2023 came into operation in its entirety on January 1, 2025. The regime applies a 15% CIT to Bermuda businesses that are part of MNE groups with annual revenue of €750 million or more. As a result of this new regime, the Company recognized a deferred tax asset of $35 million as of December 31, 2023.
The new Bermuda CIT introduced an economic transition adjustment (“ETA”) which allows for an elective increase or decrease in the tax basis of assets and liabilities (excluding goodwill) held as of September 30, 2023 to fair value. It also allows for the recognition of a DTA related to the value of “identifiable intangible assets” that may be amortized over 10 years, beginning January 1, 2025. Examples of identifiable intangible assets include brand and trade names, software, customer relationships and the value of in-force insurance business. On January 16, 2024, the Government of Bermuda clarified that the ETA can be applied to “customer or supplier relationships between separate legal entities, whether intragroup or with third parties”. With the release of this additional guidance by the Government of Bermuda as well as the increase of forecasted taxable income in Bermuda following the Company’s acquisition of AEL, the Company recognized additional deferred tax assets totaling $364 million in the second quarter of 2024 ($314 million of which was recognized through earnings and $50 million of which was recognized through equity upon the acquisition of AEL).
The Company has foreign operating subsidiaries principally located in Bermuda, the U.S., Canada and the Cayman Islands, as well as the United Kingdom. The United Kingdom enacted legislation in July 2023, implementing certain provisions of Pillar Two and has introduced amendments to implement the undertaxed payment rule (“UTPR”). The adoption of the UTPR in the United Kingdom (and other jurisdictions) would enable adopting jurisdictions to impose taxes on a portion of an MNE’s global profits that are subject to an effective tax rate below the 15% minimum rate. On June 20, 2024, Canada enacted new legislation imposing a 15% global minimum tax on profits. The legislation applies retroactively and implements an income inclusion rule and a qualified domestic minimum top-up tax for fiscal years that begin on or after December 31, 2023. The UTPR rule will be effective for accounting periods beginning on or after December 31, 2024. The U.S. and the Cayman Islands have not yet passed legislation with respect to Pillar Two.
The Company continues to evaluate the impact of the global minimum tax requirements by monitoring the legislative changes and future developments in relation to Pillar Two across jurisdictions in which the Company operates and assessing their impact on our operations and financial statements. The Company will accrue any liabilities related to Pillar II (or Bermuda CIT) as the corresponding accounting income is recognized.
(e) Changes in U.S. Tax Legislation
In August 2022, the U.S. government enacted the Inflation Reduction Act of 2022 (the “IRA”). The IRA contains a number of tax-related provisions, most notably a 15% corporate alternative minimum tax (“CAMT”) that applies to certain large corporations, including us. To the extent the Company has incurred any liabilities in relation to CAMT, the Company has recorded a deferred tax asset with an offsetting increase to current taxes owed. Similarly, the Company has recorded a current tax expense with an offsetting deferred tax recovery. In 2024, the Company recorded $73 million of current tax expense related to CAMT, with an offsetting deferred tax recovery booked concurrently. CAMT does not have a material impact on the effective tax rate of the Company.

NOTE 23. SHARE CAPITAL
As of December 31, 2024 and 2023, the share capital of the Company comprises the following:

AS OF DEC. 31 US$ MILLIONS, EXCEPT FOR PAR VALUE AND SHARE AMOUNTS	2024					2023
	Par Value		Authorized to Issue	Outstanding(1)	Carrying Amount	Par Value		Authorized to Issue	Issued and Outstanding	Carrying Amount
Class A Senior Preferred Shares		$25.00	100,000,000	—	$—		$25.00	100,000,000	—	$—
Class B Senior Preferred Shares	C$	25.00	100,000,000	—	—	C$	25.00	100,000,000	—	—
Class A Junior Preferred Shares	25.00		1,000,000,000	—	—	25.00		1,000,000,000	100,460,280	2,694
Class B Junior Preferred Shares	C$	25.00	1,000,000,000	—	—	C$	25.00	1,000,000,000	—	—
Class A Exchangeable Shares	33.10		1,000,000,000	41,436,516	1,441	33.42		1,000,000,000	15,311,749	615
Class A-1 Exchangeable Shares	33.10		500,000,000	—	—	33.42		500,000,000	28,073,777	961
Class B Shares	33.10		500,000	24,000	1	33.42		500,000	24,000	1
Class C Shares	1.00		1,000,000,000	201,116,647	8,526	1.00		1,000,000,000	102,056,784	3,607
__________________________
(1)The number of issued shares is the same as the number of outstanding shares for all share types, except for Class A exchangeable shares. The number of issued Class A exchangeable shares was 43,460,516 as of December 31, 2024, including 2,000,000 shares held in treasury. There were no shares held in treasury as of December 31, 2023.
For the year ended December 31, 2024, the following events impacted the Company’s share capital position:
•On May 3, 2024, the Company issued 26,586,622 Class C shares to Brookfield, valued at $1.1 billion, in exchange for BAM Shares purchased from Brookfield which were used as consideration for the acquisition of AEL.
•On August 29, 2024, the Company redesignated its Class A-1 exchangeable shares into its Class A exchangeable shares. As a result, there were no Class A-1 exchangeable shares issued and outstanding as of December 31, 2024.
•On November 8, 2024, the Company issued 18,525,713 Class C shares to Brookfield, valued at $1.0 billion, in exchange for certain investments contributed by Brookfield.
•On December 5, 2024, the Company purchased 2,000,000 Class A exchangeable shares, which were held in treasury as of December 31, 2024.
•On December 6, 2024, Brookfield, as the sole holder of our Class A redeemable junior preferred shares, exercised its right to convert all outstanding Class A redeemable junior preferred shares into 53,947,528 class C shares. As a result, there were no Class A redeemable junior preferred shares issued and outstanding and no outstanding accrued dividends as of December 31, 2024.

For the year ended December 31, 2023, the following events impacted the Company’s share capital position:
•Through the month of March 2023, the Company issued 1,165,000 Class A exchangeable shares in exchange for 1,165,000 Class A shares of Brookfield, valued at $38 million.
•On March 3, 2023, the Company converted 309,037 Class A exchangeable shares for $10 million into 380,268 Class C shares.
•On August 15, 2023, the Company issued 60,741,893 Class C shares to Brookfield, valued at $2.1 billion, in exchange for certain investments contributed by Brookfield.
•On October 11, 2023, the Company commenced its exchange offer (the “Exchange Offer”) whereby holders of Brookfield Class A shares were given the opportunity to voluntarily exchange up to 40,000,000 Brookfield Class A shares for newly-issued Class A-1 exchangeable shares of the Company on a one-for-one basis. Each Class A-1 exchangeable share was convertible on a one-for-one basis for a Class A exchangeable share and exchangeable on a one-for-one basis for a Brookfield Class A share. The Exchange Offer closed on November 16, 2023. Under the Exchange Offer, the Company took up 32,934,574 Brookfield Class A shares and issued 32,934,574 Class A-1 exchangeable shares in exchange.
As of December 31, 2023, there was $182 million of accrued dividends on Class A junior preferred shares, and the redemption value was equal to the carrying value.
The movement of shares outstanding is as follows:

SHARE AMOUNTS	Class A Redeemable Junior Preferred Shares	Class A Exchangeable Shares	Class A-1 Exchangeable Shares	Class B Shares	Class C Shares
Outstanding as of Jan. 1, 2022	—	10,877,989	—	24,000	23,544,548
Issuances	100,460,280	—	—	—	11,270,466
Conversions	—	(1,283,000)	—	—	6,119,609
Outstanding as of Dec. 31, 2022	100,460,280	9,594,989	—	24,000	40,934,623
Issuances	—	1,165,000	32,934,574	—	60,741,893
Conversions	—	4,551,760	(4,860,797)	—	380,268
Outstanding as of Dec. 31, 2023	100,460,280	15,311,749	28,073,777	24,000	102,056,784
Issuances	—	50,990	—	—	45,112,335
Acquisition of treasury shares, net	—	(2,000,000)	—	—	—
Conversions	(100,460,280)	2,030,341	(2,030,341)	—	53,947,528
Redesignation	—	26,043,436	(26,043,436)	—	—
Outstanding as of Dec. 31, 2024	—	41,436,516	—	24,000	201,116,647
\

NOTE 24. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The components of and changes in the AOCI, and the related tax effects, are shown below:

US$ MILLIONS	Change in Net Unrealized Investment Gains (Losses)	Change in Discount Rate for Future Policy Benefits	Change in Instrument-Specific Credit Risk for Market Risk Benefits	Defined Benefit Pension Plan Adjustment	Foreign Currency Translation	Total
Balance as of Jan. 1, 2022	$36	$(63)	$(1)	$—	$(5)	$(33)
Other comprehensive income (loss) before reclassifications	(1,303)	751	—	—	—	(553)
Amounts reclassified to (from) net income	(21)	—	—	—	—	(21)
Deferred income tax benefit (expense)	271	(181)	(6)	—	—	84
Balance as of Dec. 31, 2022	$(1,017)	$507	$(7)	$—	$(6)	$(523)
Other comprehensive income (loss) before reclassifications	616	(353)	(13)	108	15	373
Amounts reclassified to (from) net income	127	—	—	—	—	127
Deferred income tax benefit (expense)	(164)	85	5	(23)	—	(97)
Balance as of Dec. 31, 2023	$(438)	$239	$(15)	$85	$9	$(120)
Other comprehensive income (loss) before reclassifications	552	149	(290)	24	(79)	356
Amounts reclassified to (from) net income	(7)	—	66	—	—	59
Deferred income tax benefit (expense)	(119)	(26)	50	(5)	9	(91)
Balance as of Dec. 31, 2024	$(12)	$362	$(189)	$104	$(61)	$204

NOTE 25. EARNINGS PER SHARE
The components of basic earnings per share are summarized in the following table:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS, EXCEPT FOR PER SHARE AMOUNTS AND SHARES	2024	2023	2022
Net income for the year	$1,247	$797	$501
Dividends on Class A redeemable junior preferred shares(1)	(105)	(116)	(68)
	$1,142	$681	$433
Attributable to:
Class A exchangeable and Class B shareholders	$14	$5	$6
Class C shareholders	1,095	675	425
Non-controlling interests	33	1	2
	$1,142	$681	$433

Earnings per class C share – basic	$8.69	$10.51	$13.75

Weighted average shares – Class C shares	126,003,542	64,215,726	30,919,577
__________________________
(1)For the year ended December 31, 2024, dividends on our Class A redeemable junior preferred shares were accrued until their conversion to Class C shares by Brookfield on December 6, 2024. Refer to Note 23, “Share Capital” for further details.

NOTE 26. RELATED PARTY TRANSACTIONS
In the normal course of operations, the Company entered into the transactions below with related parties.
(a)Related party transactions under Brookfield agreements
The Company has an outstanding equity commitment in the amount of $2.0 billion from Brookfield to fund future growth, which the Company may draw on from time to time. As of December 31, 2024 and 2023, there were no amounts drawn under the equity commitment.
The Company has a revolving credit facility with Brookfield under the Brookfield Credit Agreement. Refer to Note 21 for more details.
The following table reflects the related party agreements and transactions involving Brookfield, which includes Brookfield Corporation’s subsidiaries, included in the statements of operations:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2024	2023	2022
Credit agreement fees to Brookfield	$—	$—	$—
Support agreement fees to Brookfield	—	—	—
Rights agreement fees to Brookfield	—	—	—
Administration fees to Brookfield	7	8	2
Investment management fees to Brookfield(1)	162	64	40
Licensing agreement fees to Brookfield	—	—	—
__________________________
(1)The Company had $51 million and $18 million of investment management fees payable to Brookfield as of December 31, 2024 and 2023, respectively, which are included in “Due to related parties” on the statements of financial position. The remaining “Due to related parties” balances as of December 31, 2024 and 2023 are primarily related to accounts and loans payable to Brookfield and its subsidiaries.
(b)Other related party transactions
For the year ended December 31, 2024, the Company and its subsidiaries, in aggregate, purchased related party investments of $7.8 billion from Brookfield and its subsidiaries, which include $1.1 billion of BAM Shares contributed by Brookfield to support the acquisition of AEL as well as $1.0 billion of economic interest in Brookfield Business Partners L.P. (“BBU”) contributed by Brookfield to support the growth of our business, for both of which we issued additional Class C shares to Brookfield (2023 – $6.6 billion). Refer to Note 23 for additional details of our purchases of BAM Shares and economic interest in BBU. Investment transactions with related parties are accounted for in the same manner as those with unrelated parties in the financial statements.
As of December 31, 2024, we held investments in related parties of $12.5 billion, which include $1.7 billion of our investment in a Brookfield real estate private fund, $1.2 billion of real estate partnerships associated with Brookfield office and retail real estate properties and $901 million of our interest in BBU, to which we apply equity method of accounting (2023 – $8.2 billion).
The Company had $493 million of cash on deposit with a wholly-owned subsidiary of Brookfield as of December 31, 2024 (2023 – $266 million).

NOTE 27. SEGMENT REPORTING
In the second quarter of 2024, as a result of the AEL acquisition, diversification in insurance offerings and overall strategic shift, the Company reorganized and changed its internal segments in a manner that caused the composition of its reporting segments to change. The Company’s reporting segments were realigned to: Annuities, P&C, Life Insurance and Corporate and Other. Previously, the Company reported its operations under the following segments: Direct Insurance, Reinsurance and PRT. The Company has restated all applicable comparative information.
These segments are regularly reviewed by the Company’s CODM for the purpose of allocating resources to the segment and to assess its performance. The Company’s CODM has been identified as the Chief Executive Officer and the Chief Financial Officer.
The key measure used by the CODM in assessing performance and in making resource allocation decisions is Distributable Operating Earnings (“DOE”). DOE provides the CODM with insights on capital allocation and investment strategies, as well as product mix and pricing of insurance products offered by the Annuities, P&C and Life Insurance segments.
DOE is calculated as net income after applicable taxes excluding the impact of depreciation and amortization, deferred income taxes related to basis and other changes, and breakage and transaction costs, as well as certain investment and insurance reserve gains and losses, including gains and losses related to asset and liability matching strategies, non-operating adjustments related to changes in cash flow assumptions for future policy benefits and change in market risk benefits, and is inclusive of returns on equity invested in certain variable interest entities and the Company’s share of adjusted earnings from investments in certain associates. DOE allows the CODM to evaluate the Company’s segments on the basis of return on invested capital generated by its operations and allows the Company to evaluate the performance of its segments.
The tables below provide each segment’s results in the format that the CODM reviews its reporting segments to make decisions and assess performance.

FOR THE YEAR ENDED DEC. 31, 2024 US$ MILLIONS	Annuities	P&C	Life Insurance	Corporate & Other	Total
Net premiums and other policy related revenues	$5,377	$2,964	$649	$—
Net investment income, including reinsurance funds withheld	3,792	442	368	210
Segment revenues(1)(2)	9,169	3,406	1,017	210	$13,802
Policyholder benefit, net	(5,413)	(2,092)	(507)	—
Interest sensitive contract benefits, excluding index credits	(1,338)	—	(53)	—
Amortization of deferred policy acquisition costs, deferred sales inducements and value of business acquired	(598)	(602)	(37)	—
Other insurance and reinsurance expenses(3)	(189)	—	—	—
Operating expenses excluding transactions costs	(365)	(451)	(214)	(64)
Interest expense	—	—	—	(344)
Income tax expense (recovery), net	(46)	2	(12)	(105)
Segment DOE	$1,220	$263	$194	$(303)	$1,374
Depreciation and amortization expenses					(135)
Deferred income tax recovery relating to basis and other changes					195
Transaction costs					(213)
Mark-to-market gains on investments, including reinsurance funds withheld					283
Mark-to-market losses on insurance contracts and other net assets					(257)
Net income					$1,247

FOR THE YEAR ENDED DEC. 31 2023 US$ MILLIONS	Annuities	P&C	Life Insurance	Corporate & Other	Total
Net premiums and other policy related revenues	$1,520	$2,236	$794	$—
Net investment income, including reinsurance funds withheld	1,557	225	363	124
Segment revenues(1)(2)	3,077	2,461	1,157	124	$6,819
Policyholder benefits, net	(1,718)	(1,566)	(622)	—
Interest sensitive contract benefits, excluding index credits	(672)	—	(66)	—
Amortization of deferred policy acquisition costs, deferred sales inducements and value of business acquired	(95)	(493)	(44)	—
Other insurance and reinsurance expenses(3)	104	—	—	—
Operating expenses excluding transactions costs	(110)	(309)	(222)	(65)
Interest expense	—	—	—	(193)
Income tax expense (recovery), net	9	(9)	(5)	2
Segment DOE	$595	$84	$198	$(132)	$745
Depreciation and amortization expenses					(30)
Deferred income tax expense relating to basis and other changes					(14)
Transaction costs					(40)
Mark-to-market gains on investments, including reinsurance funds withheld					36
Mark-to-market gains on insurance contracts and other net assets					100
Net income					$797

FOR THE YEAR ENDED DEC. 31 2022 US$ MILLIONS	Annuities	P&C	Life Insurance	Corporate & Other	Total
Net premiums and other policy related revenues	$1,586	$1,185	$464	$—
Net investment income, including reinsurance funds withheld	742	100	195	150
Segment revenues(1)(2)	2,328	1,285	659	150	$4,422
Policyholder benefits, net	(1,719)	(794)	(313)	—
Interest sensitive contract benefits, excluding index credits	(304)	—	(39)	—
Amortization of deferred policy acquisition costs, deferred sales inducements and value of business acquired	(52)	(276)	(43)	—
Other insurance and reinsurance expenses(3)	(13)	—	—	—
Operating expenses excluding transactions costs	(95)	(133)	(116)	(10)
Interest expense	—	—	—	(106)
Income tax expense, net	—	—	—	(21)
Segment DOE	$145	$82	$148	$13	$388
Depreciation and amortization expenses					(13)
Deferred income tax expense relating to basis and other changes					(10)
Transaction costs					(31)
Mark-to-market losses on investments, including reinsurance funds withheld					(7)
Mark-to-market gains on insurance contracts and other net assets					174
Net income					$501
__________________________
(1)For the years ended December 31, 2024, 2023 and 2022, there were no significant intersegment revenues.
(2)Our consolidated revenues in the statements of operations principally represent the sum of “Segment revenues” and “Mark-to-market gains (losses) on investments, including reinsurance funds withheld” in the tables above.
(3)“Other insurance and reinsurance expenses” primarily represent “Change in fair value of market risk benefits” excluding the effect of changes in market risks (e.g., interest rates, equity markets and equity index volatility) and are inclusive of “Other reinsurance expenses” arising from our reinsurance assumed business on the statements of operations. See Note 19 for the details of market risk benefits and Note 12 for the details of our reinsurance assumed business.
The Company’s Annuities segment offers annuity-based products to individuals and institutions. Total premium revenues recorded within Annuities segment were primarily from PRT transactions with institutions in the U.S., Canada and the United Kingdom for the year ended December 31, 2024 and in the U.S. and Canada for the years ended December 31, 2023 and 2022. Premiums received from retail annuities are generally recorded as deposits and are not included in net premiums.
Our P&C segment provides a broad range of P&C products through American National and Argo, which include coverage for property, casualty, specialty and other. Total earned premiums within this segment for the years ended December 31, 2024, 2023 and 2022 were primarily from transactions with U.S.-based individuals and institutions.
The Company’s Life Insurance business is principally provided by American National. Total premium revenues recorded within this segment for the years ended December 31, 2024, 2023 and 2022 were primarily from transactions with U.S. retail customers.
Lastly, Corporate and Other segment’s revenue is mainly from investment income earned on investments warehoused by the Company prior to their transfer into its insurance investment portfolios, net of associated borrowing costs.

In addition to DOE, the CODM also monitors the assets, including investments accounted for using the equity method, liabilities and mezzanine and common equity attributable to each segment.

AS OF DEC. 31, 2024 US$ MILLIONS	Annuities	P&C	Life Insurance	Corporate & Other	Total
Assets	$112,931	$14,269	$7,708	$5,045	$139,953
Liabilities	105,724	9,574	6,510	5,069	126,877
Equity	7,207	4,695	1,198	(24)	13,076

AS OF DEC. 31, 2023 US$ MILLIONS	Annuities	P&C	Life Insurance	Corporate & Other	Total
Assets	$34,784	$13,431	$9,101	$4,327	$61,643
Liabilities	32,188	10,443	6,078	4,085	52,794
Equity and other	2,596	2,988	3,023	242	8,849
The following table shows the breakdown of total assets by jurisdiction:

AS OF DEC 31. US$ MILLIONS	2024	2023
United States	$130,051	$43,977
Canada	5,238	3,997
Bermuda	4,202	4,457
Other	462	9,212
Total assets	$139,953	$61,643
The breakdown of total revenue by jurisdiction follows.

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2024	2023	2022
United States	$10,436	$5,545	$2,367
Canada	2,607	653	1,549
Bermuda	249	422	152
Other(1)	811	292	345
Total revenue	$14,103	$6,912	$4,413
__________________________
(1)No other country greater than 10%.

NOTE 28. FINANCIAL COMMITMENTS AND CONTINGENCIES
Commitments
As of December 31, 2024, the Company and its subsidiaries, in aggregate, had outstanding commitments to purchase, expand or improve real estate and to fund mortgage loans, private loans and investment funds of $10.3 billion (2023 – $5.4 billion).
In addition, the subsidiaries of the Company had outstanding letters of credit in the amount of $437 million as of December 31, 2024 (2023 – $941 million).
Certain of the Company’s subsidiaries lease insurance sales office space, technological equipment and automobiles. The remaining long-term lease commitments as of December 31, 2024 were approximately $9 million (2023 – $14 million) and are included in the statements of financial position within “Other liabilities”. As of December 31, 2024, the Company’s subsidiary had approximately $43 million of future payments, inclusive of office space construction costs, under a long-term operating lease agreement with a third party that has not yet commenced. The lease will commence in 2025 with a minimum lease term of 11 years.
Federal Home Loan Bank (“FHLB”) Agreements
Certain of the Company’s subsidiaries have access to the FHLB’s financial services including advances that provide an attractive funding source for short-term borrowing and for access to other funding agreements. As of December 31, 2024, certain municipal bonds and collateralized mortgage obligations with a fair value of approximately $800 million (2023 – $8 million) and commercial mortgage loans of approximately $727 million (2023 – $977 million) were on deposit with the FHLB as collateral for borrowing. As of December 31, 2024, the collateral provided borrowing capacity of approximately $881 million (2023 – $646 million). The deposited securities and commercial mortgage loans are included in the statements of financial position within “Available-for-sale fixed maturity securities” and “Mortgage loans on real estate”, respectively.
Litigation
Certain of the Company’s subsidiaries are defendants in various lawsuits concerning alleged breaches of contracts, various employment matters, allegedly deceptive insurance sales and marketing practices, and miscellaneous other causes of action arising in the ordinary course of operations. Certain lawsuits include claims for compensatory and punitive damages. The Company provides accruals for these items to the extent it deems the losses probable and reasonably estimable. After reviewing these matters with legal counsel, based upon information presently available, management is of the opinion that the ultimate resultant liability, if any, would not have a material adverse effect on the statements of financial position, liquidity or results of operations; however, assessing the eventual outcome of litigation necessarily involves forward-looking speculation as to judgments to be made by judges, juries and appellate courts in the future.
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

NOTE 29. STATUTORY FINANCIAL INFORMATION AND DIVIDEND RESTRICTIONS
The Company’s insurance subsidiaries are subject to insurance laws and regulations in the jurisdictions in which they operate, including the U.S., Bermuda, Canada and the Cayman Islands. Certain regulations include restrictions that limit the dividends or other distributions, such as loans or cash advances, available to stockholders without prior approval of the insurance regulatory authorities. The differences between financial statements prepared for insurance regulatory authorities and GAAP financial statements vary by jurisdiction.
U.S. Statutory Requirements
The Company’s U.S. insurance subsidiaries prepare financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance department of each subsidiary’s state of domicile, which include certain components of the National Association of Insurance Commissioners (“NAIC”) Statutory Accounting Principles (“SAP”). NAIC SAP is intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting practices continue to be established by individual state laws and permitted practices. Modifications by the various state insurance departments may impact the statutory capital and surplus of these insurance subsidiaries.
Statutory accounting differs from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefits liabilities using different actuarial assumptions and valuing securities on a different basis. In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus.
The Company’s U.S. insurance subsidiaries are subject to certain Risk Based Capital (“RBC”) requirements as defined by the NAIC. RBC requirements require a certain amount of capital and surplus to be maintained based upon various risk factors of each insurance company.
The Company’s insurance subsidiaries in the U.S. met the minimum regulatory requirements.
Bermuda Statutory Requirements
The Company’s Bermuda-domiciled insurance subsidiaries are licensed by the Bermuda Monetary Authority (“BMA”) and are subject to the Insurance Act 1978, as amended (the “Bermuda Insurance Act”).
These subsidiaries prepare financial statements on two bases as required by the BMA, which are statutory financial statements and the Economic Balance Sheet (“EBS”) statements. The statutory financial statements are generally equivalent to GAAP financial statements, with the exception of prudential filters, which include adjustments to eliminate non-admitted assets non-admissible for solvency purposes, and permitted practices granted by the BMA. Additionally, the BMA implemented the EBS framework into the Bermuda Solvency Capital Requirement (“BSCR”), which is a risk-based model that takes into account the risk characteristics of different aspects of the insurance company’s business.
Under the Bermuda Insurance Act, these subsidiaries are required to maintain minimum statutory capital and surplus to meet the minimum solvency margin (“MSM”) and minimum EBS capital and surplus to meet the Enhanced Capital Requirement (“ECR”) as determined by the BMA. The ECR is calculated based on the BSCR model.
The Company’s insurance subsidiaries in Bermuda met the minimum regulatory requirements.
Other Statutory Requirements
The Company’s Canadian insurance subsidiary, BAC, prepares statutory financial statements under IFRS Accounting Standards, which also comply with specifications provided by the Office of the Superintendent of Financial Institutions (“OSFI”). BAC is subject to the Life Insurance Capital Adequacy Test (“LICAT”), as determined by OSFI, which requires a life insurance company to maintain a certain amount of capital and surplus, subject to prescribed adjustments, to meet the minimum LICAT ratio. BAC met the minimum regulatory requirements.
The Company’s Cayman insurance subsidiary, NER SPC, is licensed by the Cayman Islands Monetary Authority (“CIMA”). As of December 31, 2024, no insurance liabilities were ceded to NER SPC, and therefore regulatory minimum capital requirements did not apply.

Statutory Financial Information
The following table provides the statutory capital and surplus of the Company’s significant insurance entities.
Note that for certain of these insurance entities, the statutory financial statements and returns as of and for the year ended December 31, 2024 are due to be submitted to the relevant regulatory authorities after the date of this Form 20-F. Accordingly, the figures in tables below as of and for the year ended December 31, 2024 do not represent final figures.

AS OF DEC. 31 US$ MILLIONS	2024	2023
ANGI:
American Equity Investment Life Insurance Company(1)	$3,214	N/A
American National Insurance Company	2,264	$2,363
Freestone Re Ltd.(2)	1,345	595
Other(3)	2,045	1,986
Argo Re Ltd.	1,514	1,195
NER Ltd.	135	91
BAC	460	419
NER SPC(2)	85	965
__________________________
(1)Statutory capital and surplus as of December 31, 2023 is not provided as the Company acquired AEL on May 2, 2024.
(2)The movement in the capital position for Freestone Re Ltd. and NER SPC is driven by an internal reorganization through intercompany reinsurance transactions whereby certain assets and liabilities were transferred between the entities, and incremental assets and liabilities were ceded from American Equity Investment Life Insurance Company to Freestone Re Ltd.
(3)Includes the remaining ANGI P&C and life insurance entities.
The following table presents the statutory net income (loss) of the Company’s primary insurance entities.

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2024	2023	2022
American Equity Investment Life Insurance Company(1)	$(747)	N/A	N/A
American National Insurance Company	(243)	$(362)	$335
Freestone Re Ltd.	625	150	107
Argo Re Ltd.(2)	(117)	(177)	N/A
BAC	48	15	43
NER Ltd.	48	(2)	(16)
NER SPC	135	192	245
__________________________
(1)Statutory net income (loss) for the years ended December 31, 2023 and 2022 are not provided as the Company acquired AEL on May 2, 2024. Statutory net income (loss) for year ended December 31, 2024 presented above represents amounts reported to its regulator and are inclusive of income and expenses prior to the Company’s acquisition of AEL.
(2)Statutory net income (loss) for the year ended December 31, 2022 is not provided as the Company acquired Argo on November 16, 2023. Statutory net income (loss) for the year ended December 31, 2023 presented above represents amounts reported to is regulators and are inclusive of income and expenses prior to the Company’s acquisition of Argo.

Prescribed and Permitted Statutory Accounting Practices
Certain insurance subsidiaries of ANGI use prescribed and permitted statutory accounting practices that differ from the statutory accounting practices found in NAIC SAP. These prescribed and permitted practices are described as follows:
•American National Property and Casualty Company (“ANPAC”) has been granted a permitted practice from the Nebraska Department of Insurance to record as the valuation of its investment in a wholly-owned subsidiary that is the attorney-in-fact for a Texas domiciled insurer, the statutory capital and surplus of the Texas domiciled insurer. This permitted practice increased the statutory capital and surplus of ANPAC by $65 million and $71 million as of December 31, 2024 and 2023, respectively. The statutory capital and surplus of ANPAC would have remained above the authorized control level RBC had it not used the permitted practice.
•American Equity Investment Life Insurance Company (“AEILIC”) has been granted a permitted practice by the Iowa Insurance Division which allows for call option derivative instruments hedging the interest credited on fixed indexed annuities to be recorded at amortized cost. The permitted practice lowered statutory capital and surplus by $91 million as of December 31, 2024. AEILIC also uses a prescribed practice which defines the mortality table allowed for determining the minimum standard of valuation of reserve liabilities for annuities. The use of this prescribed practice resulted in higher statutory capital and surplus of $51 million as of December 31, 2024. The statutory capital and surplus of AEILIC would have remained above the authorized control level RBC had it not used these permitted and prescribed practices.
•AEILIC cedes certain lifetime income benefit rider payments in excess of policyholder fund values to three subsidiaries in Vermont: AEL Re Vermont, AEL Re Vermont II and AEL Re Vermont III. The Vermont subsidiaries have been granted permitted practices from the Vermont Department to recognize as an admitted asset an excess of loss reinsurance agreement with a third party which reinsures the lifetime income benefit rider payments in excess of policyholder fund values upon exhaustion of a funds withheld account balance. The permitted practice increased the statutory capital of these Vermont entities by $5.3 billion as of December 31, 2024. Without such permitted practices, the RBC at the Vermont entities would fall below the minimum regulatory requirements.

Statutory Dividend Restrictions
The ability of the Company’s insurance subsidiaries to pay dividends, or other distributions, to their parent companies (and ultimately the Company) is subject to certain restrictions imposed by the jurisdictions of domicile that regulate these insurance subsidiaries, and each jurisdiction typically has calculations for the amount of dividends that an insurance company can pay without the prior approval of the insurance regulatory authorities.
The following provides a summary of statutory restrictions on the payment of dividends for the Company’s insurance subsidiaries in various jurisdictions:
•U.S. insurance entities – Various state insurance laws restrict the amount that may be transferred to the parent company by its insurance subsidiaries in the form of dividends without prior approval of the insurance regulatory authorities. These restrictions are based, in part, on the prior year’s statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior regulatory approval. Dividends in larger amounts, or extraordinary dividends, are subject to the approval by the insurance commissioner of the applicable state of domicile.
The following outlines the ordinary dividend capacity of ANGI’s primary U.S. insurance subsidiaries during 2025:
◦AEILIC – $321 million;
◦American National Insurance Company – $225 million;
◦American National Life Insurance Company of New York – $35 million;
◦ANPAC – $77 million; and
◦Farm Family Casualty Insurance Company – $40 million.
The following are dividend restrictions applicable to Argo’s U.S. insurance subsidiaries during 2025:
◦Argonaut Insurance Company – $150 million.
•Bermuda insurance entities – Under the Bermuda Insurance Act, Bermuda insurance entities are generally prohibited from declaring or paying, in any financial year, dividends of more than 25% of its prior year’s total statutory capital and surplus unless it files with the BMA an affidavit signed by at least two directors and the principal representative in Bermuda stating that it will continue to meet its relevant margins. In 2025, this amount equates to $395 million for Freestone Re Ltd., $378 million for Argo Re Ltd. and $34 million for NER Ltd.
•Other insurance entities – As a Canadian insurance subsidiary, BAC may declare dividends subject to it continuing to meet its capital requirements and maintaining adequate and appropriate forms of liquidity in addition to complying with related regulations under the Insurance Companies Act (Canada) and requirements of OSFI. As an insurance subsidiary domiciled in the Cayman Islands, NER SPC is required to notify and/or seek approval from CIMA prior to the payment of dividends or distributions to its parent company.

Brookfield Wealth Solutions Ltd.
Schedule II – Condensed Financial Information of Registrant
Condensed Statements of Financial Position (Parent Company Only)

AS OF DEC. 31 US$ MILLIONS	2024	2023
Assets
Cash and cash equivalents	$—	$—
Investments in subsidiaries	12,249	8,694
Due from related party	1	32
Total assets	12,250	8,726
Liabilities
Accounts payable and accrued liabilities	2	1
Due to related party	22	22
Total liabilities	24	23
Mezzanine equity
Preferred shares	—	2,694
Equity
Share capital	9,968	5,184
Retained earnings	2,054	945
Accumulated other comprehensive income (loss)	204	(120)
Total equity	12,226	6,009
Total liabilities, mezzanine equity and equity	$12,250	$8,726
Condensed Statements of Comprehensive Income (Loss) (Parent Company Only)

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2024	2023	2022
Income of equity method investments	$1,230	$806	$507
Operating expenses	(16)	(10)	(8)
Interest expense	—	—	—
Net income	1,214	796	499
Other comprehensive income (loss)	$324	$403	$(446)
Comprehensive income	$1,538	$1,199	$53
The accompanying notes are an integral part of the condensed financial information.

Brookfield Wealth Solutions Ltd.
Schedule II – Condensed Financial Information of Registrant (Continued)
Condensed Statements of Cash Flows (Parent Company Only)

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2024	2023	2022
Operating activities
Net income	$1,214	$796	$499
Non-cash items affecting net income:
Equity in undistributed earnings of subsidiaries	(1,230)	(806)	(565)
Changes in non-cash balances related to operations:
Changes in working capital	(31)	(22)	32
Cash flows from operating activities	(47)	(32)	(34)
Investing activities
Investments in shares of subsidiaries	61	42	(2,894)
Cash flows from investing activities	61	42	(2,894)
Financing activities
Issuance of common stock	—	—	450
Issuance of preferred stock	—	—	2,512
Distributions	(14)	(10)	(59)
Cash flows from financing activities	(14)	(10)	2,903
Cash and cash equivalents
Cash and cash equivalents, beginning of year	—	—	25
Net change during the year	—	—	(25)
Cash and cash equivalents, end of year	$—	$—	$—
The accompanying notes are an integral part of the condensed financial information.

Brookfield Wealth Solutions Ltd.
Schedule II – Condensed Financial Information of Registrant (Continued)
Notes to the Condensed Financial Information of Registrant (Parent Company Only)
NOTE 1. BASIS OF PRESENTATION
These condensed financial statements of Brookfield Wealth Solutions Ltd. (the “Parent Company”) should be read in conjunction with the consolidated financial statements of the Parent Company and its subsidiaries.
All operating activities of the Parent Company are conducted by its operating subsidiaries, which are: North End Re Ltd., North End Re (Cayman) SPC, Brookfield Annuity Company, American National Group Inc. and Argo Group International Holdings, Inc. The Parent Company holds a direct 100% ownership interest in BAM Re Holdings Ltd., which holds the Parent Company’s interest in these operating subsidiaries. The Parent Company is a holding company that does not conduct any substantive business operations and does not have any assets other than investments in its subsidiaries and due from related party. The operating subsidiaries are regulated insurance companies and therefore have restrictions on the ability to pay dividends, loan funds and make other upstream distributions to the Parent Company without prior approval by local regulators.
For the purposes of these condensed financial statements, the Parent Company’s wholly owned subsidiaries are presented under the equity method of accounting. Under this method, the assets and liabilities of subsidiaries are not consolidated. The investments in subsidiaries are recorded on the condensed statements of financial position. The earnings of its subsidiaries are reported on a net basis as income (loss) of equity method investments on the condensed statements of comprehensive income (loss).
No dividends have been received from any of our subsidiaries in the past three years.
NOTE 2. COMMITMENTS AND CONTINGENCIES
The Parent Company and its subsidiaries have bilateral revolving credit facilities backed by third-party financial institutions. The total available amount on third-party credit facilities was $1.2 billion, on which $17 million was drawn as of December 31, 2024 (2023 – $750 million and $430 million, respectively).
The Parent Company had no other material commitments or contingencies during the reported periods.

Brookfield Wealth Solutions Ltd.
Schedule III – Supplementary Insurance Information

AS OF AND FOR THE YEARS ENDED DEC. 31 US$ MILLIONS
Segment	DAC, DSI and VOBA	FPB, PAB, policy and contract claims, deposit liabilities and MRB	Unearned premiums	Other policy claims and benefits payable	Premium revenue	Net investment income	Policyholder benefits and claims incurred, interest sensitive contract benefits and change in fair value of MRB	Amortization of DAC, DSI and VOBA	Other operating expenses	Net premiums written
2024
Annuities	$10,117	$82,831	$—	$28	$5,377	$3,578	$7,161	$598	$424	$—
Property and Casualty	211	7,285	1,843	407	2,964	418	2,349	602	438	2,595
Life Insurance	368	19,867	—	—	707	299	633	37	224	—
Corporate and Other	—	—	—	—	—	(31)	—	—	156	—
Total	$10,696	$109,983	$1,843	$435	$9,048	$4,264	$10,143	$1,237	$1,242	$2,595

2023
Annuities	$1,611	$30,855	$—	$29	$520	$1,121	$2,201	$95	$150	$—
Property and Casualty	339	6,838	2,056	455	2,222	168	1,535	493	268	2,209
Life Insurance	518	6,013	—	—	1,808	352	724	44	220	—
Corporate and Other	—	—	—	—	—	168	—	—	56	—
Total	$2,468	$43,706	$2,056	$484	$4,550	$1,809	$4,460	$632	$694	$2,209

2022
Annuities	$997	$25,020	$—	$—	$1,585	$656	$2,010	$52	$59	$—
Property and Casualty	192	1,839	1,086	436	1,184	51	792	276	139	1,200
Life Insurance	396	4,860	—	—	466	172	137	43	137	—
Corporate and Other	—	—	—	—	—	99	—	—	32	—
Total	$1,585	$31,719	$1,086	$436	$3,235	$978	$2,939	$371	$367	$1,200

Brookfield Wealth Solutions Ltd.
Schedule IV – Reinsurance

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS, EXCEPT FOR PERCENTAGES	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
2024
Life insurance in-force	$140,113	$109,867	$83	$30,329	0.3%
Premiums earned
Life and annuity	4,144	125	1,284	5,303	24.2%
Health	89	247	177	19	931.6%
Property and casualty	4,149	1,230	26	2,945	0.9%
	$8,382	$1,602	$1,487	$8,267	18.0%

2023
Life insurance in-force	$145,671	$23,081	$120	$122,710	0.1%
Premiums earned
Life and annuity	1,996	177	76	1,895	4.0%
Health	163	226	150	87	172.4%
Property and casualty	2,427	890	618	2,155	28.7%
	$4,586	$1,293	$844	$4,137	20.4%

2022
Life insurance in-force	$146,055	$22,146	$222	$124,131	0.2%
Premiums earned
Life and annuity	1,912	89	3	1,826	0.2%
Health	98	184	162	76	213.2%
Property and casualty	1,444	378	43	1,109	3.9%
	$3,454	$651	$208	$3,011	6.9%

Brookfield Wealth Solutions Ltd.
Schedule VI – Supplemental Information Concerning Property-Casualty Insurance Operations

AS OF AND FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2024	2023	2022
DAC	$181	$171	$124
Reserves for unpaid claims and CAE	7,278	6,829	1,366
Amount of discount in reserves for unpaid claims and CAE	22	21	—
Unearned premiums	1,835	2,056	1,086
Earned premiums	2,945	2,155	1,109
Net investment income	334	116	47
Claims and CAE incurred relating to:
Current year	2,187	1,610	782
Prior years	155	(51)	(25)
Amortization of DAC	458	417	159
Paid claims and CAE	2,093	1,497	708
Gross premiums written	3,973	2,420	1,224