Form 20-F
period 2025-12-31
Brookfield Wealth Solutions Ltd.
filed 2026-03-26
CIK 1837429

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F
☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
65,307,416 Class A Exchangeable Limited Voting Shares, 36,000 Class B Limited Voting Shares, 272,687,160 Class C Non-Voting Shares, as of December 31, 2025
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐  No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “accelerated filer”, “large accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one):

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
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other	☐
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(continued)

INTRODUCTION AND USE OF CERTAIN TERMS
Unless otherwise specified, information provided in this annual report on Form 20-F (this “Form 20-F”) is as of December 31, 2025. Unless the context requires otherwise, when used in this Form 20-F, the terms “we”, “us”, “our”, or the “company” means Brookfield Wealth Solutions Ltd. together with all of its subsidiaries and the term “Brookfield” means Brookfield Corporation, its subsidiaries and controlled companies, including, unless the context otherwise requires, Brookfield Asset Management Ltd. and any investment fund sponsored, managed or controlled by Brookfield Corporation or its subsidiaries, and does not, for greater certainty, include us or Brookfield Oaktree Holdings, LLC and Oaktree Capital Holdings, LLC and their respective subsidiaries.
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
“BAC Canada” means Blumont Annuity Company (formerly known as Brookfield Annuity Company);
“BAC UK” means Blumont Annuity Company UK Ltd;
“BAM” means Brookfield Asset Management Ltd.;
“BAM Shares” means the class A limited voting shares of BAM;
“BEAT” has the meaning ascribed thereto under Item 3.D “Risk Factors — U.S. Tax Risks — Recent changes in U.S. federal income tax law may significantly increase the tax liability of our U.S. subsidiaries”;
“BEPS” means base erosion and profit shifting;
“Bermuda Act” means the Companies Act 1981 of Bermuda, as amended;
“Bermuda BOA” means the Beneficial Ownership Act 2025 of Bermuda, as amended;
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
“Brookfield Account” has the meaning ascribed thereto under Item 7.B “Related Party Transactions — Conflicts of Interest”;
“Brookfield’s Annual Report” means the annual reports of Brookfield Corporation on Form 40-F that are filed from time to time, including the annual report for the fiscal year ended December 31, 2025, which includes Brookfield Corporation’s (a) audited consolidated statements of financial position as of and for each of the two years in the period ended December 31, 2025 and 2024, together with the report thereon of the independent registered public accounting firm and management’s discussion and analysis as of December 31, 2025 and 2024 and for each of the two years in the period ended December 31, 2025 and 2024 and (b) annual information form for the year ended December 31, 2025, dated March 17, 2026;
“Brookfield Arrangement” means the court approved plan of arrangement of Brookfield Corporation as a result of which (i) BAM acquired a 25% ownership interest in the Asset Management Company, (ii) the shareholders of Brookfield Corporation became shareholders of BAM while retaining their shares of Brookfield Corporation and (iii) Brookfield Asset Management Inc. changed its name to “Brookfield Corporation.”
“Brookfield Class A Shares” means the Class A limited voting shares of Brookfield Corporation;
“Brookfield Class B Shares” means the Class B limited voting shares of Brookfield Corporation;
“Brookfield Credit Agreement” or “Credit Agreement” means the credit agreement between our company and Brookfield, as lender, dated June 28, 2021;
“BSCR” means the Bermuda solvency capital requirement as prescribed by the Bermuda Insurance Act;
“BWS Escrowed Shares” means the non-voting common shares of one or more escrowed companies that may be issued under the BWS Escrowed Stock Plan;
“BWS Escrowed Stock Plan” means our company’s escrowed stock plan;
“BWS Restricted Shares” means the class A exchangeable shares that may be issued under the BWS Restricted Stock Plan;
“BWS Restricted Stock Plan” means our company’s restricted stock plan;
“bye-laws” means the bye-laws of our company, as amended and adopted by our shareholders;
“CAMT” has the meaning ascribed thereto under Item 3.D “Risk Factors — U.S. Tax Risks — Recent changes in U.S. federal income tax law may significantly increase the tax liability of our U.S. subsidiaries”;
“Cayman BOTA” means the Beneficial Ownership Transparency Act (as amended) of the Cayman Islands with the regulations issued thereunder;
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
“Clearbrook” means Clearbrook Group Holdings Inc., formerly known as Argo Group International Holdings, Inc.;
“Clearbrook Acquisition” means the acquisition of Clearbrook by our company at a price of $30 per share, for total consideration of approximately $1.1 billion, completed November 16, 2023;
“Code” or “U.S. Internal Revenue Code” means the U.S. Internal Revenue Code of 1986, as amended;
“Committees” means the Audit Committee, Governance and Nominating Committee and Compensation Committee;
“Compensation Committee” means the compensation committee of our Board;
“Consumer Duty” means the enhanced conduct-of-business regime introduced by the U.K. Financial Conduct Authority requiring firms to deliver good outcomes for retail customers;
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
“FCA” means the Financial Conduct Authority;
“FCRA” means the Fair Credit Reporting Act (United States);
“FHSA” means first home savings account;
“FINRA” means the Financial Industry Regulatory Authority;
“Form 20-F” means this annual report on the Form 20-F;
“FSMA” means the Financial Services and Markets Act 2000;
“Funded Reinsurance” or “FundedRe” means the reinsurance arrangements that combine longevity risk transfer with collateralized funding structures used by U.K. insurers as a balance sheet management tool;
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
“IRS” means the U.S. Internal Revenue Service;
“Junior Preferred Shares” means the Class A Junior Preferred Shares and the Class B Junior Preferred Shares in the capital of our company;
“Just Acquisition” means the proposed acquisition of Just Group at 220 pence per Just Group share for total consideration of approximately £2.4 billion;
“Just Group” means Just Group plc;
“Licensing Agreement” means the trademark sublicense agreement dated June 28, 2021 between our company and Brookfield;
“Matching Adjustment” means the adjustment permitted under Solvency UK that allows eligible U.K. insurers writing long-term annuity business to recognize an illiquidity premium in asset yields for regulatory capital purposes, subject to regulatory approval;
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
“OBBBA” means the One Big Beautiful Bill Act of 2025;
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
“PFIC” has the meaning ascribed thereto under Item 3.D “Risk Factors — U.S. Tax Risks — If our company is classified as a passive foreign investment company, U.S. persons who own exchangeable shares could be subject to adverse U.S. federal income tax consequences”;
“Preferred Shares” means collectively, the Junior Preferred Shares and the Senior Preferred Shares;
“PRA” means the Prudential Regulation Authority;
“PRT” means pension risk transfer;
“PVII” means Partners Value Investments Inc.;
“QEF Election” has the meaning set forth under Item 10.E “Taxation — Certain Material United States Federal Income Tax Considerations — Taxation of U.S. Holders — Ownership and Disposition of Exchangeable Shares — Passive Foreign Investment Company Considerations”;
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
“SOFR” means the Secured Overnight Financing Rate;
“Solvency Capital Requirement” or “SCR” means the level of regulatory capital a U.K. insurer must maintain under Solvency UK to withstand severe stress scenarios;
“Solvency UK” means the United Kingdom’s risk-based prudential regulatory regime applicable to U.K.-authorized insurance and reinsurance undertakings, administered by the Prudential Regulation Authority, which establishes capital, governance and supervisory requirements for insurers and replaced the EU Solvency II regime in the United Kingdom;
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
“Tax Act” means the Income Tax Act (Canada);
“Tax Cuts and Jobs Act” means the Tax Cuts and Jobs Act of 2017;
“TFSA” means tax-free savings account;
“Treasury Regulations” means the U.S. Treasury Regulations promulgated under the Code;
“TSX” means the Toronto Stock Exchange;
“U.K.” means the United Kingdom;
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

FORWARD-LOOKING STATEMENTS
This Form 20-F contains “forward-looking information” within the meaning of applicable securities law, including but not limited to, Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking information includes statements relating to the company and Brookfield that are predictive in nature and depend upon or refer to future results, events or conditions, and includes, but is not limited to, statements which reflect management’s current estimates, beliefs and assumptions regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of our company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and which in turn are based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of our company are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and other similar expressions.
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
ITEM 2    OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3    KEY INFORMATION
ITEM 3.A    [RESERVED]
ITEM 3.B    CAPITALIZATION AND INDEBTEDNESS
Not applicable.
ITEM 3.C    REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
ITEM 3.D    RISK FACTORS
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
•Risks relating to U.S. withholding tax under FATCA; and
•Risks relating to the treatment of exchangeable shares for U.S. federal income tax purposes.
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
Although each of our exchangeable shares is structured with the intention of providing an economic return that is equivalent to one Brookfield Class A Share, there can be no assurance that the market price of our exchangeable shares will be equal to the market price of a Brookfield Class A Share at any time. Factors that could cause differences in the market prices between exchangeable shares and Brookfield Class A Shares may include (and are not limited to):
•perception and/or recommendations by analysts, investors and/or other third parties that these securities should be priced differently; and
•actual or perceived differences in distributions to holders of exchangeable shares versus dividends to holders of the Brookfield Class A Shares, including as a result of any legal prohibitions.

Our company may redeem the exchangeable shares at any time without the consent of the exchangeable shareholders.
Our Board may, subject to applicable law and the prior written consent of the holder of the class C shares, at any time, and without the consent of holders of exchangeable shares, elect to redeem all of the outstanding exchangeable shares upon 60 days’ prior written notice, including following the occurrence of any of the following redemption events: (i) the total number of class A exchangeable shares outstanding decreases by 50% or more over any six-month period; (ii) the daily market value of the outstanding class A exchangeable shares (based on the closing price on the NYSE on each trading day) (A) is less than $250 million for more than six consecutive months or (B) decreases by 50% or more from its high over any three-month period; (iii) a person acquires 90% of the Brookfield Class A Shares in a takeover bid (as defined by applicable securities law); (iv) shareholders of Brookfield Corporation approve an acquisition of Brookfield Corporation by way of arrangement, amalgamation or similar transaction; (v) shareholders of Brookfield Corporation approve a restructuring or other reorganization of Brookfield Corporation or a liquidation, dissolution, winding up or any other distribution of Brookfield Corporation’s assets among its shareholders for the purpose of winding up its affairs is pending; (vi) there is a pending sale of all or substantially all of the assets of Brookfield Corporation; (vii) there is a change of law (whether by legislative, governmental or judicial action), administrative practice or interpretation, or a change in circumstances of our company and our shareholders, that may result in adverse tax consequences for our company or our shareholders; or (viii) our Board, in its sole discretion acting in good faith, concludes that the holders of exchangeable shares are adversely impacted by a fact, change or other circumstance relating to our company. In addition, Brookfield Corporation will have an overriding right, subject to receipt of any required regulatory approvals, to acquire all, but not less than all, of the exchangeable shares in the event our Board elects to redeem all of the then outstanding exchangeable shares. See Item 10.B “Memorandum and Articles of Association – Redemption”.
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
The terms and ownership of our share capital, and our agreements with Brookfield, could discourage or inhibit takeovers, business combinations or other change of control transactions
All of our outstanding class C shares are held, directly or indirectly, by Brookfield Corporation. As such, Brookfield Corporation has certain rights, including the right to consent to any merger or similar reorganization of the company (including a sale of all of substantially all of our company’s assets), and the right to resolve that our company commence a voluntary liquidation in certain circumstances, including where more than 20% of the total number of the exchangeable shares outstanding are controlled by one person or group of persons acting jointly or in concert. See Item 10.B “Memorandum and Articles of Association – Class C Shares – Liquidation”. No consent or resolution of the class A exchangeable shares, class B shares or any other class of shares is required in connection with the commencement of such liquidation by Brookfield Corporation. As the lender under our credit facility, Brookfield Corporation also has certain consent rights over material changes relating to our company. Senior members of the Partnership collectively hold and control all of our outstanding class B shares through the BNT Trust, and are entitled to elect one-half of the Board and approve all other matters requiring shareholder approval, including the right to consent to any merger or similar reorganization of the company (including a sale of all of substantially all of our company’s assets). See Item 7.A “Major Shareholders”. Our bye-laws provide that the class B shares may only be transferred to a company controlled by one or more of the Partners or to Brookfield. These features of our share capital and ownership structure, and our agreements with Brookfield, could discourage potential acquirers from making a takeover bid or seeking to effect a change of control or business combination involving our company or make it difficult for any bid, change of control or business combination to be completed.
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

The market price of the class A exchangeable shares may be volatile.
The market price of the class A exchangeable shares may be volatile. Holders of such securities may not be able to resell their securities at or above the current market price due to fluctuations in the market price of such securities, including changes in market price caused by factors unrelated to our company’s operating performance or prospects. The historical trading price of the class A exchangeable shares is not necessarily indicative of future value. Specific factors that may have a significant effect on the market price of the exchangeable shares include:
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

Although our company is subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required of foreign private issuers under the Exchange Act is different from periodic disclosure required of U.S. domestic registrants. Therefore, there may be less publicly available information about our company than is regularly published by or about other companies in the United States. Our company is exempt from certain other sections of the Exchange Act to which U.S. domestic issuers are subject, including the requirement to provide our shareholders with information statements or proxy statements that comply with the Exchange Act. In addition, large shareholders of our company are not obligated to file reports under Section 16 of the Exchange Act, and are permitted to follow certain home country corporate governance practices instead of those otherwise required under the NYSE Listed Company Manual for domestic issuers. Our company currently follows the same corporate practices as would be applicable to U.S. domestic companies under the U.S. federal securities laws and NYSE corporate governance standards. However, we may in the future elect to follow our home country law for certain of our other corporate governance practices, as permitted by the rules of the NYSE, in which case our shareholders would not be afforded the same protection as provided under NYSE corporate governance standards to U.S. domestic registrants. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. domestic company listed on the NYSE may provide less protection than is accorded to investors of U.S. domestic issuers.
We are subject to the risk of possibly becoming an investment company under U.S. federal securities law.
In the United States, the Investment Company Act of 1940 (“Investment Company Act”) regulates certain companies that invest in or trade securities. We rely on an exemption from the definition of “investment company” in the Investment Company Act as a holding company that conducts all of its business operations through, and whose material assets consist of interests in majority and wholly-owned operating subsidiaries. Our subsidiaries consist of entities organized and regulated as insurance companies whose primary and predominant business activity is the writing of insurance and entities organized and regulated as foreign insurance companies that are engaged primarily and predominantly in the writing of insurance agreements and the reinsurance of risks on insurance agreements. The law in this area is subjective and there is limited regulatory guidance as to the meaning of “primary and predominant” or “primarily and predominantly” in the relevant exemption to the Investment Company Act. For example, there is no formal standard for the amount of premiums that need to be written relative to the level of an entity’s capital in order to qualify for the exemption. If this exemption were deemed inapplicable, we may, subject to the availability of other exemptions, have to seek to register under the Investment Company Act as an investment company which would require an order from the SEC. Our inability to obtain such an order could have a significant adverse impact on our business.
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
With respect to our P&C products, estimation of ultimate net losses, loss expenses and the liability for unpaid losses and loss adjustment expenses is a complex process, particularly for both long-tail and medium-tail liability lines of business. There is also greater uncertainty in establishing reserves with respect to new business, particularly new business involving recently introduced product lines. In these cases, there is less historical experience or knowledge and less data upon which the actuaries can rely. Estimating reserves is further complicated by unexpected claims or unintended coverages that emerge due to unexpected events, such as pandemics or geopolitical conflicts. These emerging issues may increase the size or number of claims beyond our underwriting intent and may not become apparent, or be known, until many years after a policy is issued. Examples of emerging claims and issues may include, increased claims resulting from third-party funding of litigation, class-action litigation related to claims handling where plaintiff target P&C insurers, claims resulting from climate change conditions or social inflation trends.
Finally, in respect of our reinsurance business, our company often relies on the policies, procedures and expertise of the ceding companies making the original underwriting decisions. Similar to the practice of other insurers, our company does not separately evaluate each of the individual risks assumed under reinsurance treaties or each claim incurred. Accordingly, our company is dependent on the information provided by the ceding companies (or their third-party administrators), and there can be no assurance that such ceding companies have adequately evaluated the risks to be reinsured. We may rely on the ceding companies to whom we provide reinsurance, or any third-party administrators with whom they contract, to provide policy administration and policyholder services and to provide timely and accurate financial and operating information to us. There can be no assurance that erroneous information we receive will be identified and resolved such that the information is included without error, which may impact our business and servicing quality and could have an adverse effect on our business, financial condition and results of operations. In some instances, the provisions we include in our policies, which aim to limit our risk, such as various exclusions from certain coverage, and other loss limitation provisions, may not be enforceable or may be considered null and void by a court or a regulatory authority.
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
In addition to earlier diagnosis and knowledge of disease risk, medical advances (including the increasing use of GLP-1) may increase overall health and longevity. If this were to occur, the duration of payments made under certain of our annuity products would be extended beyond our actuarial assumptions, reducing the profitability of such business. This may require us to modify our assumptions, models or reserves.
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
As part of our overall risk and capacity management strategy, we may choose to purchase reinsurance for certain types or amounts of risk underwritten within our business or assumed through arrangements where we reinsure liabilities from others. Market conditions beyond our control determine the availability and cost of the reinsurance protection we seek to purchase, which may affect the level of our businesses and profitability. The premium rates and other fees that we charge are based, in part, on the assumption that reinsurance will be available at a certain cost. Accordingly, we may be forced to incur additional expenses for reinsurance, which could adversely affect our ability to write future business. In addition, we may be unable to obtain reinsurance on terms acceptable to us relating to certain lines of business that we intend to begin underwriting.

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

Within each of our businesses, we directly compete with a number of well-established players and new entrants in the industries, including reinsurance and insurance companies, financial institutions, and traditional and alternative asset managers. Our competitors vary by offered product line and covered territory. Our competition primarily includes other reinsurance and insurance companies, larger-scale pension plans and asset management firms that provide long duration capital. Some of these competitors have greater financial resources, have established long-term and continuing business relationships throughout their respective industries, have greater market share, assume a greater level of risk while maintaining financial strength ratings, or have higher financial strength, claims-paying or credit ratings than we do, each of which can be a significant competitive advantage. In addition, the lack of strong barriers to entry into the reinsurance business and the entry of alternative capital markets products and vehicles provide additional sources of reinsurance and insurance capacity and increased competition. Our ability to compete effectively in the U.K. annuity market may be materially affected by (among other things) the calculation and availability of the Matching Adjustment and any transitional measures on technical provisions, and the use (where applicable) of an internal model. These approaches typically require regulatory approval and continued compliance with approval conditions, and approvals may be varied, withdrawn or made subject to additional requirements, including “capital add-ons” where the PRA considers that the standard formula or an internal model does not adequately reflect the firm’s risk profile.
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
We rely on the use of technology and information systems, many of which are controlled by third-party service providers, to monitor and process internal and customer-facing transactions, and to assist us in other work, such as performing actuarial analyses and updating our financial statements. If any of these systems were to encounter an operational failure or glitch, it may result in our employees and agents failing to monitor any modifications, enhancements or other errors. Additionally, our information systems and technology may not be able to accommodate our growth, may increase in cost, or may become subject to cyber-terrorism or other compromises and shutdowns. Any failures or interruptions of these systems could adversely affect our business and results of operations.
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
Further, if any threat actors or hackers were to gain physical access to our facilities and infiltrate our information systems or attempt to gain access to information and data, or if they were to circumvent our existing security system measures and obtain access to our systems (which may include the ability to view, alter, or delete information, including personally identifiable customer information and proprietary business information) by penetrating our security controls and causing system and operational disruptions or shutdown, accessing, misappropriating or otherwise compromising protected personal information or proprietary or confidential information or that of third parties, and developing and deploying viruses, ransomware and other malware that can attack our systems, exploit any security vulnerabilities and disrupt or shutdown our systems and operations, our operations may be negatively affected and our business may be at risk. Such risks are also extended to portable electronic devices, such as laptops, which are particularly vulnerable to loss and theft. The sophistication of the threats continue to evolve and grow, including the risk associated with the use of emerging technologies, such as artificial intelligence and quantum computing, for nefarious purposes. We cannot predict what effects such cyber-attacks or compromises or shutdowns may have on our business and on the privacy of the individuals or entities affected, and the consequences could be material. In addition, remote working increases these risks, as our interaction with employees and external service providers occur on information systems, networks and environments over which we have less control and which may be more difficult to monitor.
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
Additionally, the Bermuda PIPA, which came into effect January 1, 2025, regulates the use of personal information to protect the privacy of individuals. PIPA applies to every organization (any individual, entity or public authority including a Bermuda insurer) that uses personal information in Bermuda. PIPA imposes certain personal information use rules, limitations, prohibitions and other prescriptions upon organizations that require monitoring and compliance.
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
Failure to complete the Just Acquisition could negatively impact the future business and financial results of our company.
The closing of our company’s proposed acquisition of the entire issued and to be issued share capital of Just Group at 220 pence per Just Group share in a transaction that values Just Group at approximately £2.4 billion (the “Just Acquisition”) is subject to satisfaction or waiver of a number of customary closing conditions. Although we expect that the Just Acquisition will close on or about April 1, 2026, there is no guarantee that the Just Acquisition will close on such timeline, or at all. If the Just Acquisition is not completed, the ongoing businesses of our company may be adversely affected and our company will be subject to several risks, including (i) having to pay certain costs relating to the Just Acquisition, such as legal, accounting, financial advisor, filing, printing and mailing fees; and (ii) the focus of management on the Just Acquisition instead of on pursuing other opportunities that could be beneficial; in each case, without realizing any of the benefits of having the Just Acquisition completed. In addition, if the Just Acquisition is not completed, our company may experience negative reactions from the financial markets and from regulators, rating agencies, prospective customers and counterparties and other insurance industry participants. If the Just Acquisition is not completed, these risks may still materialize and may adversely affect the business, financial results and stock prices of our company.

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
In addition, our company may be affected by political uncertainties, which may have global repercussions, including in markets where our company currently operates or intends to expand into the future. The uncertainties include geopolitical concerns and other global events, including, without limitation, trade conflict, civil unrest, national and international political circumstances (including outbreak of war, terrorist acts or security operations) and pandemics or other severe public health events, that have contributed (and may continue to contribute) to volatility in global equity and debt markets. For example, the ongoing war between Russia and Ukraine and ongoing conflicts in the Middle East and the global response to each, including the imposition of widespread economic and other sanctions, has significantly impacted the global economy and financial markets.
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
Our investment portfolio may include investments in issuers or assets outside the U.S., including emerging markets, which may be riskier than investments in U.S. issuers and assets.
We may invest in issuers or assets organized or located outside the U.S. that may involve heightened risks in comparison to the risks of investing in U.S. assets, including unfavorable changes in currency rates and exchange control regulations, reduced and less reliable information about issuers and markets, less stringent accounting standards, illiquidity of securities and markets, higher brokerage commissions, transfer taxes and custody fees, local economic or political instability and greater market risk in general. In particular, investing in issuers or assets located in emerging market countries involves additional risks, such as exposure to economic structures that are generally less diverse and mature than, and to political systems that can be expected to have less stability than, those of developed countries; national policies that restrict investment by foreigners in certain issuers or industries of that country; the absence of legal structures governing foreign investment and private property; an increased risk of foreclosure on collateral located in such countries; a lack of liquidity due to the small size of markets for securities of issuers located in emerging markets; and price volatility.
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
The laws and regulations applicable to us are complex and subject to change, and compliance is time consuming and personnel intensive. Changes in these laws and regulations, or interpretations by courts or regulators, may materially increase our costs of doing business and may result in changes to our practices that may limit our ability to grow and improve our profitability. Regulatory developments or actions against us could have an adverse financial effect and could harm our reputation. Among other things, we could be fined, prohibited from engaging in some or all of our business activities, or made subject to limitations or conditions on our business activities.
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
•regulate transactions, including the use of funded reinsurance, investments in or transactions with affiliates or related parties and intra-group guarantees;
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
All of our insurance subsidiaries are subject to minimum capital and surplus requirements. Any failure to meet applicable requirements or minimum capital requirements could subject us to examination or corrective action by regulators, including limitations on our writing additional business or engaging in finance activities, additional supervision, receivership, or liquidation. U.K. prudential regulation has recently transitioned from the U.K. implementation of EU Solvency II to a new U.K. prudential regime for insurers commonly referred to as “Solvency UK”, which our U.K.-regulated life insurer is subject to. The Solvency UK regime has been implemented on a phased basis through a combination of legislative changes and PRA rulemaking, including changes to the calculation of the risk margin effective December 31, 2023 and reforms to the matching adjustment framework, together with related governance and reporting expectations, effective June 30, 2024. Further amendments to prudential requirements, reporting and supervisory expectations became effective from December 31, 2024. Regulatory materials supporting Solvency UK have continued to evolve, including PRA work in 2025 to restate elements of the former Solvency II framework into the PRA Rulebook, with certain related final rules and policy material scheduled to take effect from January 1, 2026. The PRA has also continued to review and consult on aspects of Solvency UK reporting and disclosure requirements following implementation. Implementation and ongoing embedding of Solvency UK (including any further changes to rules, reporting and supervisory expectations) may affect capital requirements, investment strategy (including the use of the matching adjustment, where applicable), risk management and reporting obligations, and may increase compliance costs and supervisory scrutiny. The level of capital required to be held by our U.K.-regulated life insurer may be affected by market movements (including interest rates and credit spreads), changes in assumptions and modelling, and regulatory interpretation.
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

From time to time, regulators may impose limitations or conditions on certain transactions, which may impact our ability to enter into such transactions and in turn impact our profitability and/or growth. Recently, the PRA has stated that it is undertaking an active policy review of the use of asset intensive reinsurance (“FundedRe”) in the U.K. PRT market, which may result in the PRA imposing explicit limits on the size or structure of FundedRe arrangements, or introducing measures to address underestimation of risk and potential regulatory arbitrage. If the PRA's evolving supervisory approach results in less favorable prudential treatment of FundedRe, higher capital requirements, tighter structural constraints, additional governance and risk management expectations, limits on the use of FundedRe, or other constraints on the availability or economic attractiveness of FundedRe, our U.K.-regulated life insurers could be required to hold additional capital, adjust their reinsurance and investment strategies, which may impact their ability to write new bulk annuity business on competitive terms, which in turn could have an adverse effect on our business, results of operations, financial condition and prospects.
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
The insurance industry has experienced substantial volatility as a result of investigations, litigation and regulatory activity by various insurance, governmental and enforcement authorities, concerning various practices within the insurance industry. If we or any of our subsidiaries were to be found to be in breach of any existing or new laws or regulations now or in the future, we would be exposed to the risk of intervention by regulatory authorities, including investigation and surveillance, and judicial or administrative proceedings. In addition, our reputation could suffer and we could be fined, sanctioned or suspended or prohibited from engaging in some or all of our business activities or could be sued by counterparties, as well as forced to devote significant resources to cooperate with regulatory investigations, any of which could have an adverse effect on our results of operations. These events, if they occur, could affect the competitive market and the way we conduct our business and manage our capital and could result in lower revenues and higher costs.
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
Under U.S. state insurance laws and regulations, no person, corporation or other entity may, directly or indirectly, acquire control of an insurance company, or a controlling interest in any person, corporation or other entity that has a controlling interest in an insurance company, without the prior approval of such insurance company’s domiciliary state insurance regulator. Under most U.S. state insurance laws, the acquisition of, directly or indirectly, 10% or more of the voting securities of an insurance company or any company that owns or controls 10% or more of the voting securities of an insurance company is presumptively considered to be an acquisition of control, although such presumption may be rebutted by a showing that control does not in fact exist. The applicable state insurance regulator may also find that control exists in circumstances in which a person owns or controls, directly or indirectly, less than 10% of the voting securities of an insurance company. Accordingly, for so long as our company owns or controls 10% or more of the voting securities of any U.S. domiciled insurance company (such as the insurance subsidiaries of ANGI or Clearbrook), the acquisition of 10% or more of our voting securities (comprised of our class A exchangeable shares and class B shares) would require the prior approval of the U.S. state insurance regulator in each U.S. state in which such U.S. insurance company is domiciled.
Under applicable insurance laws and regulations of Canada, prior approval from the Minister of Finance (Canada) is required for any direct or indirect change of control of any Canadian-domiciled insurance company (such as BAC Canada). In addition, the Bermuda Insurance Act requires that the acquisition of 10% or more of the voting securities or voting power in a Bermuda insurer requires notification to or approval from the BMA, as applicable. In addition, there is a requirement to notify CIMA of any acquisition of more than 10% of our issued share capital or our voting securities. See Item 4.B “Business Overview — Regulatory Framework”.
Under FSMA, the acquisition or increase of control of a U.K.-authorized insurance company is subject to prior regulatory approval. Any person proposing to acquire or increase control, generally defined as holding 10% or more of the equity, economic interest or voting rights of the insurer or its parent undertaking, or otherwise being able to exercise significant influence over its management, must notify the PRA and obtain approval before completing the transaction. Further approvals are required when ownership thresholds of 20%, 30% or 50% are reached or exceeded, or when the acquirer becomes the insurer’s parent undertaking.

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
Our company’s acquisitions, dispositions and other transactions may be subject to approval by regulatory authorities in one or more jurisdictions in which we, or our counterparties, operate that are beyond our company’s control and may not be satisfied. In particular, many jurisdictions in which our company seeks to invest (or divest) impose government consent requirements on investments by foreign persons. All US-licensed insurers under U.S. state insurance laws, are required to obtain the prior approval of the U.S. state insurance regulator in each U.S. state in which such US-licensed insurers is domiciled for, among other things, the acquisition of, directly or indirectly, 10% or more of the voting securities of the insurer or any company that owns or controls 10% or more of the voting securities of the insurer. Similarly, all Bermuda-licensed insurers are required to give notice to the BMA of their intention to affect a “material change” within the meaning of the Bermuda Insurance Act, which includes many acquisitions. In the U.K., any person proposing to acquire or increase control over an insurance company must notify the PRA and obtain approval before completing the transaction. All Canadian-licensed insurers are required to obtain from the Superintendent of Financial Institutions (Canada) (the “Superintendent”) approval for acquisitions or dispositions of assets with another person representing more than 10% of total assets of a Canadian- licensed insurer in a twelve-month period, and approval of the Minister of Finance (Canada) is required for, among other things, any amalgamation with another insurer or any transfer of all or substantially all of a Canadian licensee’s business. All Cayman Islands-licensed insurers are required to obtain the prior approval of CIMA in connection with certain transactions, including any transfer of shares (direct or indirect) totaling more than 10% of the issued share capital of the insurer, any amalgamation with another insurer or transfer of a licensee’s insurance operations.
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
Each regulator retains the authority to license insurers in its jurisdiction and an insurer generally may not operate in a jurisdiction in which it is not licensed. The licenses currently held by our insurance subsidiaries are limited in scope with respect to the products that may be sold within the respective jurisdictions. Currently, our insurance subsidiaries maintain licenses in the United States, Bermuda, the Cayman Islands, the United Kingdom and Canada. Our ability to retain licenses depends on our company’s and our subsidiaries’ ability to meet requirements established by applicable regulators.
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
Other states may undertake regulatory efforts similar to NYDFS. For example, on July 6, 2021, the governor of Colorado signed Senate Bill 21-169, which also regulates an insurer’s use of external consumer data and information sources. The Colorado Division of Insurance has subsequently passed regulations that impose requirements on Colorado-licensed life insurance companies that use external data and artificial intelligence systems in insurance practices. The Colorado Division of Insurance has adopted amendments to its regulation, expanding those regulations to apply to auto insurers and health benefit plan insurers. In addition, in October 2023, the NAIC released a model bulletin titled “Use of Artificial Intelligence Systems by Insurers”, which sets out a draft comprehensive framework for insurer’s artificial intelligence governance. As of October 2025, 24 jurisdictions have adopted this model bulletin. The NAIC has also formed a committee on race and insurance which is focused on underwriting practices that may be an unintentional proxy for discrimination. As a result of these regulatory efforts, there is a great deal of uncertainty whether traditional underwriting criteria will be restricted by new state laws or regulations. Such regulatory efforts may significantly hinder our use of technological and innovative advances to underwrite and price life insurance accurately and deter the use of what is commonly called “big data” in the underwriting of property and casualty insurance.

A decrease in applicable capital ratios/calculations of our insurance subsidiaries could result in increased scrutiny by insurance regulators and rating agencies and have an adverse effect on our results of operations and financial condition.
In any particular year, statutory surplus amounts and applicable capital ratios in respect of our insurance subsidiaries, may increase or decrease depending on a variety of factors, including the amount of statutory income or losses generated by the insurance subsidiary (which itself is sensitive to equity market and credit market conditions), recognition of write-downs or other losses on investments held in our investment portfolio, the amount of additional capital such insurer must hold to support business growth, changes in equity market levels, the value and credit ratings of certain fixed income and equity securities in its investment portfolio, the value of certain derivative instruments that do not receive hedge accounting and changes in interest rates, as well as changes to the applicable capital formulas and the interpretation of the applicable regulator’s instructions with respect to capital calculation methodologies. Our financial strength and credit ratings are significantly influenced by statutory surplus amounts and the capital ratios of our insurance subsidiaries. In addition, rating agencies may implement changes to their own internal models, which differ from the prescribed capital models in Canada, the Cayman Islands, Bermuda, the United Kingdom, or the United States, as applicable, that have the effect of increasing or decreasing the amount of statutory capital our insurance subsidiaries should hold relative to the rating agencies’ expectations. Under stressed or stagnant capital market conditions and with the aging of existing insurance liabilities, without offsets from new business, the amount of additional statutory reserves that an insurance subsidiary is required to hold may materially increase. This increase in reserves would decrease the statutory surplus available for use in calculating the relevant subsidiary’s required capital ratio(s). To the extent that the capital ratios of any of our insurance subsidiaries are deemed to be insufficient, we may seek to take actions to increase the capitalization of that subsidiary or to reduce the capitalization requirements. If we were unable to accomplish such actions, the rating agencies may view this as a reason for a ratings downgrade. The failure of our insurance subsidiaries to meet their respective capital requirements or any other applicable minimum capital and surplus requirements could subject them or us to further examination or corrective action imposed by insurance regulators, including limitations on the ability to write additional business, supervision by regulators or seizure or liquidation. Any corrective action imposed could have an adverse effect on our business, results of operations and financial condition. A decline in the capital ratios of any our insurance subsidiaries, whether or not such decline results in a failure to meet the applicable capital requirement, may limit the ability of that subsidiary to make dividends or distributions to us, could result in a loss of new business, or could be a factor in causing ratings agencies to downgrade financial strength ratings, each of which could have an adverse effect on our business, results of operations and financial condition. Moreover, future revisions to the applicable capital calculations relevant to our insurance subsidiaries could result in a reduction in those capital ratios below certain prescribed levels, and in case of such a reduction we may be required to hold additional capital in the applicable insurance subsidiary.
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
The company is subject to insurance group supervision by the Texas Department of Insurance and is incorporated and headquartered in Bermuda. Therefore, changes in Bermuda law and regulation may adversely impact our operations, such as increased regulatory supervision or changes in regulation.
On January 7, 2026, the Insurance Amendment (No.2) Act 2025 came into operation (the “Insurance Amendment Act”). The Insurance Amendment Act seeks to enhance the BMA’s supervisory framework by, amongst other things: (i) providing that group supervision is triggered where an insurer registered under the Bermuda Insurance Act and its ultimate parent company are in Bermuda where that parent also owns insurance entities outside of Bermuda; (ii) providing a direct approach to supervising insurance groups through a Bermuda holding company, where deemed appropriate by the BMA; and (iii) establishing a minimum set of powers that the BMA may exercise over such Bermuda holding company, including some general supervisory powers. The Insurance Amendment Act also provides that certain approvals and notifications currently applicable to insurers registered under the Bermuda Insurance Act would be extended to such Bermuda holding companies that fall within the remit of supervision. The Insurance Amendment Act provides that, where an insurance group becomes subject to group supervision as a result of the Insurance Amendment Act and as communicated by the BMA, the group will have a transition period until January 1, 2027 to take such steps as are required for the purposes of group supervision by the BMA. The BMA, in a letter published on May 6, 2025, noted that it will not take any sudden actions regarding mandatory group supervision and will engage the concerned entity and relevant supervisors. If our company were to be subject to additional supervision by the BMA as a result of the Insurance Amendment Act, it may result in certain additional and potentially duplicative requirements such as those set out in the Bermuda Insurance Act applicable to supervised groups, including eligible capital, may also apply to the company, which could impact our business.
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
In order for our company to execute our vision of being a leading reinsurer of liabilities and earn attractive risk-adjusted returns within our business, we will seek to leverage our relationship with Brookfield by, among other things, taking advantage of Brookfield’s core attributes as a leading global asset management company (see Item 7.B “Related Party Transactions” for further information). We are a party to the Investment Management Agreements with BAM in which Brookfield Corporation holds an approximate 73% interest. Under these arrangements, BAM has discretion in some cases over how certain investments are made and we cannot be assured as to how BAM will manage our investments. BAM is not fully economically aligned with our company, despite Brookfield Corporation continuing to hold an approximate 73% interest in BAM. However, beyond the Investment Management Agreements, Brookfield does not have an agreement to provide our company with access to its investment management and asset allocation capabilities, institutional relationships or any other opportunities. As such, our company cannot be assured that we will be able to successfully derive all of the intended benefits of our relationship with Brookfield, which could have an adverse effect on our financial and operational results and our growth strategy.
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

Certain jurisdictions in which we operate, including Canada, the United Kingdom, Luxembourg, and Bermuda, have enacted, or are expected to enact, legislation to implement Pillar Two. The enactment of the tax laws described above —in particular, the adoption of the “undertaxed profits rule” — are expected to result in a top-up tax payable in one or more of these jurisdictions. As a result of these and other developments, the tax laws of the countries in which we and our affiliates do business could change on a prospective or retroactive basis, and any such changes, including the adoption of the global minimum tax rules, could increase our effective tax rate and aggregate tax liability, which may have an adverse effect on our financial position and results of operations. The timing, scope, and implementation of any of the potential Pillar Two provisions into the domestic law of relevant countries remain subject to uncertainty. The ultimate implementation of such rules may result in additional tax payable by our business and increase the complexity and costs associated with our tax compliance worldwide.
Bermuda Tax Risks
Our company has been subject to corporate income tax since 2025.
Under current Bermuda law, there is no withholding tax or capital transfer tax payable by the company.
The operative provisions of the Bermuda Tax Act came into force on January 1, 2025 along with corresponding changes to the Exempted Undertakings Tax Protection Act 1966 (as amended). The Bermuda Tax Act implements a new corporate income tax regime within the scope of BEPS. The Bermuda Tax Act imposes corporate income tax to certain multinational groups with annual revenues of €750 million or more. The company recognized a deferred tax asset (“DTA”) of $457 million as of December 31, 2025, relating to this regime.
The Bermuda Tax Act introduced an economic transition adjustment (the “ETA”) which allows for an elective increase or decrease in the tax basis of assets and liabilities (excluding goodwill) held as of September 30, 2023 to fair value. It also allows for the recognition of a DTA related to the value of “identifiable intangible assets” that may be amortized over ten years, beginning January 1, 2025. On December 11, 2025, the Government of Bermuda enacted further amendments to the Bermuda Tax Act to align the calculation of the ETA with the Administrative Guidance issued by OECD in January 2025. Under these changes, any deferred tax liability that would otherwise arise solely from the mechanical calculation of the ETA is eliminated by reducing the amount to zero. As a result of these amendments, the company recognized additional DTAs totaling $175 million in 2025.
The company and its Bermuda based direct and indirect subsidiaries (“Bermuda Entities”) expect to be subject to Pillar Two. The Bermuda Entities are each considered a Bermuda Constituent Entity (and together form a Bermuda Constituent Entity Group) for the purposes of the Bermuda Tax Act and as a result, liable to pay corporate income tax in Bermuda pursuant to the Bermuda Tax Act. The headline rate will be 15% of the net taxable income of the Bermuda Constituent Entity Group but may be reduced by any available applicable tax credits. We are continuing to assess and monitor the impact of the Bermuda Tax Act on our operations, including any transitional provisions and elections available to mitigate such impact.
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
U.S. Tax Risks
Our company and certain of our non-U.S. subsidiaries may be subject to U.S. federal income taxation in amounts greater than expected, which could have an adverse effect on our financial condition and operating results.
Our company and certain of our non-U.S. subsidiaries are treated as foreign corporations under the Code. Any such non-U.S. subsidiary that is considered to be engaged in a trade or business in the United States generally will be subject to U.S. federal income taxation on a net basis on its income that is effectively connected with such U.S. trade or business (including a branch profits tax on the portion of its earnings and profits that is attributable to such income, subject to certain adjustments), unless otherwise provided under an applicable income tax treaty. In addition, any such non-U.S. subsidiary generally will be subject to U.S. federal income taxation on a gross basis on certain U.S.-source income, as well as a U.S. federal excise tax on certain premiums earned on insurance with respect to U.S. risks that are not effectively connected with a U.S. trade or business, unless otherwise provided under an applicable income tax treaty.
We expect each non-U.S. subsidiary (that is treated as a foreign corporation under the Code) to operate in a manner that will not cause it to be treated as engaged in a trade or business within the United States or, if applicable under an income tax treaty, as carrying on a business in the United States through a permanent establishment. However, the potential application of the BEAT (discussed below), the complex application of the U.S. federal income tax rules for determining the tax liability of a corporation, and other factors, including any future tax legislation, may cause some or all of such non-U.S. subsidiaries to conduct business differently. Moreover, there is considerable uncertainty as to when a foreign corporation is engaged in a trade or business within the United States and as to what constitutes a permanent establishment under the applicable tax treaties.
Based on such uncertainty, there can be no assurance that the IRS will not contend successfully that one or more of such non-U.S. subsidiaries is engaged in a trade or business (or carrying on business through a permanent establishment) in the United States. If one or more of such non-U.S. subsidiaries were treated as engaged in a trade or business (or carrying on business through a permanent establishment) in the United States, then any such non-U.S. subsidiary could be subject to U.S. federal income taxation on the portion of its net income treated as effectively connected with a U.S. trade or business (or its business profits attributable to a U.S. permanent establishment), as well as the U.S. branch profits tax. Any such U.S. federal income taxation could result in substantial tax liabilities and consequently could have an adverse effect on our business, financial condition, and operating results.
Recent changes in U.S. federal income tax law may significantly increase the tax liability of our U.S. subsidiaries.
Under the OBBBA, our U.S. subsidiaries may be subject to a base erosion and anti-abuse tax (“BEAT”). The BEAT operates as a minimum tax and generally is calculated as a percentage (10.5% for taxable years beginning after 2025) of the “modified taxable income” of an “applicable taxpayer”. Modified taxable income is calculated by adding back to a taxpayer’s regular taxable income the amount of certain “base erosion tax benefits” with respect to certain payments made to non-U.S. affiliates, as well as the “base erosion percentage” of any net operating loss deductions. The BEAT applies only to the extent it exceeds a taxpayer’s regular corporate income tax liability (determined without regard to certain tax credits) and only in years in which the “base erosion percentage” exceeds a specified percentage.
Under the Inflation Reduction Act, a 15% corporate alternative minimum tax (“CAMT”) is imposed on the adjusted financial statement income of certain large corporations, effective for taxable years beginning after December 31, 2022. The impact of the CAMT, if any, will vary from year to year, based on the relationship between our adjusted financial statement income and our taxable income. Certain of our U.S. subsidiaries were subject to the CAMT for the taxable year ending December 31, 2025, and certain U.S. subsidiaries may be subject to the CAMT in the current or future taxable years. If applicable in any given year, the BEAT or CAMT may significantly increase the tax liability of our U.S. subsidiaries for such year.

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
Based on the current and expected income, assets, and activities of our company, we do not expect our company to be classified as a PFIC for the current taxable year or in the foreseeable future. However, there is significant uncertainty as to the application of the relevant PFIC regulations, including certain proposed regulations relating to the active conduct of an insurance business. Moreover, the PFIC determination is made annually as of the end of each taxable year and depends on a number of factors, some of which are beyond our company’s control, including the value of our company’s assets and the amount and type of its income. Accordingly, there can be no assurance that our company or any of its non-U.S. subsidiaries will not be classified as PFICs for any taxable year or that the IRS will agree with our company’s belief regarding its PFIC status. U.S. Holders are urged to consult their tax advisers regarding the application of the PFIC rules, with respect to their ownership and disposition of exchangeable shares.
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
FATCA imposes 30% withholding tax on “withholdable payments” made to a “foreign financial institution” or a “non-financial foreign entity”, unless such financial institution or entity satisfies certain information reporting or other requirements. Withholdable payments include certain U.S.-source income, such as interest, dividends, and other passive income. We intend to comply with FATCA, so as to ensure that the 30% withholding tax does not apply to any withholdable payments received by our company or any of our non-U.S. subsidiaries. However, no assurance can be provided in this regard. We may become subject to withholding tax or penalties if we are unable to comply with FATCA.
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
The U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of exchangeable shares depend, in part, on whether the exchangeable shares are, for U.S. federal income tax purposes, treated as stock of our company. No authority directly addresses the U.S. federal income tax treatment of a security with terms and related rights similar to the exchangeable shares, and therefore the tax treatment of the exchangeable shares is uncertain. We treat the exchangeable shares as stock of our company for all U.S. federal income tax purposes but alternative characterizations are possible. For example, the IRS or a court might characterize the exchangeable shares and related rights as stock of Brookfield Corporation or as derivative financial instruments, with complex and uncertain tax consequences that could be materially different from the consequences described in this Form 20-F. No assurance can be provided that the IRS or a court will agree with our position that the exchangeable shares constitute stock of our company, and the U.S. federal income tax consequences of an alternative characterization of the exchangeable shares could be adverse to U.S. Holders as described in greater detail in Item 10.E “Taxation - Certain Material United States Federal Income Tax Considerations”. U.S. Holders are urged to consult their tax advisers regarding the proper treatment of the exchangeable shares for U.S. federal income tax purposes.
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

ITEM 4    INFORMATION ON THE COMPANY
ITEM 4.A    HISTORY AND DEVELOPMENT OF THE COMPANY
Overview
Brookfield Wealth Solutions Ltd. was incorporated on December 10, 2020 under the Bermuda Act. Our company is focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions. Through our operating subsidiaries, we offer a broad range of insurance products and services, including retail and institutional annuities, commercial property and casualty insurance and reinsurance. In doing so, we seek to match our liabilities with a portfolio of high-quality investments in order to generate attractive, risk-adjusted returns within our business. We leverage our relationship with Brookfield in order to opportunistically source new business and deploy our capital in assets that are tailored to our investment needs. Our relationship with Brookfield provides us with access to a diverse mix of leading alternative investment strategies that we believe are well-suited for this purpose.
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
Recent Developments
2025
First Reinsurance Agreement in Japan
On September 30, 2025, our company announced a flow reinsurance transaction with leading Japanese insurance company Dai-ichi Frontier Life through our wholly-owned subsidiary, American National Insurance Company (“ANICO”). This agreement marks the first Japan-based reinsurance agreement for our company after the establishment of a representative office in Tokyo in early 2025.
Stock Split
On October 9, 2025, our company completed a three-for-two stock split of its class A shares by way of subdivision. Each shareholder received one-half of a class A share for each class A share held (i.e. one additional class A share for every two shares held) (the “BWS Stock Split”). Fractional shares were paid in cash based on the closing price of the class A shares on the Toronto Stock Exchange on the record date, October 3, 2025.
Just Acquisition
On July 31, 2025, our company announced that it had entered into an agreement to acquire the entire issued and to be issued share capital of Just Group at 220 pence per Just Group share for total consideration of approximately £2.4 billion (US$3.2 billion). On September 19, 2025, shareholders of Just Group voted in favor of the Just Acquisition. Just Group is a leading provider of retirement services in the U.K. defined benefit de-risking and individual retirement income markets. On March 23, 2026, our company announced that all regulatory approvals have been received and that the Just Acquisition is expected to close on April 1, 2026.
Acquisition of BAM Shares
On June 25, 2025, our company received a contribution of 65,000,000 shares in BAM from BN, representing an approximately $3.5 billion economic interest in BAM, in exchange for the issuance by BWS of 41,670,076 class C shares and a promissory note to BN. On December 31, 2025, the promissory note was converted into an additional 24,818,914 class C shares of BWS.

BAC UK
On March 11, 2025, our company announced that the Prudential Regulation Authority (“PRA”) and Financial Conduct Authority (“FCA”) issued a license to BAC UK, a wholly-owned subsidiary, to participate directly in the United Kingdom’s pension risk transfer market. BAC UK commenced operations on March 25, 2025.
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
Pension Risk Transfer Transaction
On December 16, 2024, American National Insurance Company (“ANICO”), a wholly-owned subsidiary of ANGI, closed a reinsurance transaction with a wholly-owned subsidiary of Just Group, pursuant to which ANICO agreed to reinsure approximately £1.0 billion (or $1.3 billion) of pension liabilities assumed by Just through a bulk annuity transaction with a U.K. pension scheme.
Contribution of Financial Assets from Brookfield Corporation
On December 23, 2024, BNT BBU Holding LP, a subsidiary of Brookfield Corporation, transferred financial assets with a value of $1 billion it previously acquired from Brookfield Corporation to wholly-owned subsidiaries of our company in exchange for $1 billion worth of class C shares.
2023
Clearbrook Acquisition
On February 8, 2023, our company entered into a definitive merger agreement with Clearbrook (formerly known as Argo Group International Holdings, Inc.), whereby our company agreed to acquire Clearbrook in an all-cash transaction valued at approximately $1.1 billion (the “Clearbrook Acquisition”). As part of the definitive merger agreement, each issued and outstanding Clearbrook common share was converted into the right to receive $30 in cash at closing of the merger, funded by existing cash on hand and liquidity available to our company. The Clearbrook Acquisition closed on November 16, 2023.
Clearbrook is a U.S. focused underwriter of specialty insurance products in the property and casualty market. Clearbrook offers a full line of products and services designed to meet the unique coverage and claims-handling needs of businesses.
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
ITEM 4.B    BUSINESS OVERVIEW
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
Annuities
Our annuities business includes both retail and institutional annuities, and is operated primarily through subsidiaries of ANGI (including ANICO, AEL and Eagle Life Insurance Company), as well as BAC Canada, BAC UK, and NER Ltd. Our primary insurance products and coverages are as follows:
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
Funding Agreements – Funding agreements include those issued to special-purpose unaffiliated trusts in connection with our funding agreement-backed notes (“FABN”) program and those directly issued to our institutional counterparties. Our FABN program allows its special-purpose unaffiliated trust to offer its senior secured medium-term notes. The net proceeds of the issuance of notes are used by the trust to purchase one or more funding agreements from certain of our insurance subsidiaries with matching interest and maturity payment terms.
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
Our annuities segment reported total revenues of $7.3 billion in 2025, $9.6 billion in 2024 and $3.0 billion in 2023, respectively.
Property and Casualty
Our P&C business is operated through subsidiaries of Clearbrook. Our primary P&C insurance products and coverages are as follows:
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
Our P&C segment reported total revenues of $2.9 billion in 2025, $3.4 billion in 2024 and $2.3 billion in 2023, respectively.
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
Our Life Insurance segment reported total revenues of $563 million in 2025, $956 million in 2024 and $1.1 billion in 2023, respectively.
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
Our Corporate and Other segment reported total revenues of $894 million in 2025, $135 million in 2024 and $493 million in 2023, respectively.

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
Brookfield is a leading global investment firm with more than $1 trillion in assets under management. The firm owns and operates high-quality businesses and real assets that provide essential services and form the backbone of the global economy. Brookfield invests on behalf of institutions and individuals around the world across infrastructure, renewable power and transition, private equity, real estate, and credit. With more than a century of operating experience and a global presence in over 30 countries, Brookfield deploys long-term capital to generate sustainable value for its clients and shareholders. Brookfield Corporation also owns, on a combined basis with BWS, approximately 73% of BAM.
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
A.M. Best’s Financial Strength Ratings range from “A++” (Superior) to “D” (Poor) and include 13 separate ratings categories. A.M. Best’s Long-Term Issuer Credit Ratings and Long-Term Issue Credit Ratings range from “aaa” (Exceptional) to “c” (Poor) and include 21 separate ratings categories. As of December 31, 2025, A.M. Best had issued credit or financial strength ratings and outlook statements regarding us as follows:

Company	Financial Strength Rating	Issuer Credit Rating	Issue Credit Rating	Outlook
American Equity Investment Life Insurance Company	A (3rd of 13)	a (6th of 21)	-	Stable
American National Insurance Company	A (3rd of 13)	a (6th of 21)	-	Stable
Eagle Life Insurance Company	A (3rd of 13)	a (6th of 21)	-	Stable
American National Life Insurance Company of New York	A (3rd of 13)	a (6th of 21)	-	Stable
American Equity Investment Life Insurance Company of New York	A (3rd of 13)	a (6th of 21)	-	Stable
American National Life Insurance Company of Texas	A (3rd of 13)	a (6th of 21)	-	Stable
Garden State Life Insurance Company	Au (3rd of 13)	a (6th of 21)	-	Developing
Blumont Annuity Company	A (3rd of 13)	a (6th of 21)	-	Stable
North End Re Ltd.	A- (4th of 13)	a- (7th of 21)	-	Stable
American National Property and Casualty Company	A (3rd of 13)	a (6th of 21)	-	Stable
American National General Insurance Company	A (3rd of 13)	a (6th of 21)	-	Stable
American National Lloyds Insurance Company	A (3rd of 13)	a (6th of 21)	-	Stable
American National County Mutual Insurance Company	A (3rd of 13)	a (6th of 21)	-	Stable
United Farm Family Insurance Company	A (3rd of 13)	a (6th of 21)	-	Stable
Argo Group US, Inc.	-	bbb- (10th of 21)	-	Stable
Argo Re Ltd.	A- (4th of 13)	a- (7th of 21)	-	Stable
Argonaut Insurance Company	A- (4th of 13)	a- (7th of 21)	-	Stable
Colony Insurance Company	A- (4th of 13)	a- (7th of 21)	-	Stable
Argonaut-Midwest Insurance Company	A- (4th of 13)	a- (7th of 21)	-	Stable
Colony Specialty Insurance Company	A- (4th of 13)	a- (7th of 21)	-	Stable
ARIS Title Insurance Company	A- (4th of 13)	a- (7th of 21)	-	Stable
Rockwood Casualty Insurance Company	A- (4th of 13)	a- (7th of 21)	-	Stable
Somerset Casualty Insurance Company	A- (4th of 13)	a- (7th of 21)	-	Stable
Clearbrook Group Holdings Inc.	-	bbb- (10th of 21)	-	Stable
Clearbrook Group Holdings Inc.:
– Subordinated Notes	-	-	bb+ (11th of 21)	Stable

Fitch’s Financial Strength Ratings range from “AAA” (Exceptionally Strong) to “C” (Distressed) and include 22 separate ratings categories. Fitch’s Issuer Default Ratings and Issue Credit Ratings range from “AAA” (Highest Credit Quality) to “D” (Default) and include 22 separate ratings categories. As of December 31, 2025, Fitch Ratings had issued credit, default or financial strength ratings and outlook statements regarding us as follows:

Company	Financial Strength Rating	Issuer Default Rating	Issue Credit Rating	Outlook
American Equity Investment Life Insurance Company	A (6th of 22)	-	-	Stable
American National Insurance Company	A (6th of 22)	-	-	Stable
Eagle Life Insurance Company	A (6th of 22)	-	-	Stable
American National Life Insurance Company of New York	A (6th of 22)	-	-	Stable
American Equity Investment Life Insurance Company of New York	A (6th of 22)	-	-	Stable
American National Group Inc.	-	BBB+ (8th of 22)	-	Stable
American National Group Inc.:
– Senior Unsecured Notes	-	-	BBB (9th of 22)	-
– Preferred Stock	-	-	BB+ (11th of 22)	-
– Subordinated Notes	-	-	BB+ (11th of 22)	-
American National Global Funding:
– Senior Secured Notes	-	-	A (6th of 22)	-
Clearbrook Group Holdings Inc.(1)	-	-	-	-
__________________________
(1)On February 12, 2026, Fitch published Clearbrook Group Holdings Inc.’s Issuer Default Rating of “BBB” (9th of 22) with a stable outlook. No Fitch rating was in effect for this entity as of December 31, 2025.
S&P’s Insurer Financial Strength Ratings range from “AAA” (Extremely Strong) to “D” (Default) and include 21 separate ratings categories. S&P’s Long-term Issuer Credit Ratings and Long-term Issue Credit Ratings range from “AAA” (Extremely Strong) to “D” (Default) and include 21 separate ratings categories. As of December 31, 2025, S&P Global Ratings had issued credit or financial strength ratings and outlook statements regarding us as follows:

Company	Financial Strength Rating	Issuer Credit Rating	Issue Credit Rating	Outlook
American Equity Investment Life Insurance Company	A (6th of 21)	A (6th of 21)	-	Stable
American National Insurance Company	A (6th of 21)	A (6th of 21)	-	Stable
Eagle Life Insurance Company	A (6th of 21)	A (6th of 21)	-	Stable
American National Life Insurance Company of New York	A (6th of 21)	A (6th of 21)	-	Stable
Freestone Re Ltd.	A (6th of 21)	A (6th of 21)	-	Stable
American National Group Inc.	-	BBB (9th of 21)	-	Stable
American National Group Inc.:
– Senior Unsecured Notes	-	-	BBB (9th of 21)	-
– Preferred Stock	-	-	BB+ (11th of 21)	-
– Subordinated Notes	-	-	BB+ (11th of 21)	-
American National Global Funding:
– Senior Secured Notes	-	-	A (6th of 21)	-
North End Re Ltd.	A- (7th of 21)	A- (7th of 21)	-	Stable
Argo Group US, Inc.	-	BBB- (10th of 21)	-	Stable
Argonaut Insurance Company	A- (7th of 21)	A- (7th of 21)	-	Stable
Colony Insurance Company	A- (7th of 21)	A- (7th of 21)	-	Stable
Argonaut-Midwest Insurance Company	A- (7th of 21)	A- (7th of 21)	-	Stable
Colony Specialty Insurance Company	A- (7th of 21)	A- (7th of 21)	-	Stable
Clearbrook Group Holdings Inc.	-	BBB- (10th of 21)	-	Stable
Regulatory Framework
Our insurance subsidiaries are subject to regulation and supervision by applicable insurance regulators, statutes and regulations in the jurisdictions in which they operate, including the U.S., Bermuda, Canada, the United Kingdom and the Cayman Islands.
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
Each of NER Ltd., Freestone Re Ltd., and Argo Re Ltd., is committed to appropriately responding to all matters that involve sanctions and proliferation matters, including pursuant to the Bermuda International Sanctions Act 2003 and accompanying regulations.
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

The MSM that a Class E insurer such as NER Ltd. is required to maintain with respect to its long-term business is the greater of (i) $8 million, (ii) 2% of the first $500 million of assets plus 1.5% of applicable assets above $500 million or (iii) 25% of the ECR, as reported at the end of the relevant year.
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
A commercial insurer’s ECR is established by reference to the corresponding BSCR model or an approved internal capital model. The BSCR model provides a method for determining an insurer’s capital requirements (statutory economic capital and surplus) by taking into account the risk characteristics of different aspects of the insurer’s business. The BSCR formula establishes capital requirements for fifteen categories of risk including: fixed income investment risk, equity investment risk, interest rate/liquidity risk, currency risk, concentration risk, credit risk, operational risk, charge for capital adjustment and seven categories of long-term insurance risk. For each category, the capital requirement is determined by applying factors to asset, premium, reserve, creditor, probable maximum loss and operation items, with higher factors applied to items with greater underlying risk and lower factors for less risky items.
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
Public Disclosure
Commercial insurers are required to prepare a financial condition report, which will be comprised of an electronic version and a printed version, and will be filed with the BMA on or before the date that is four months after the insurer’s financial year end. The financial condition report shall provide particulars of the following matters: (a) business and performance; (b) governance structure; (c) risk profile; (d) solvency valuation; (e) capital management; and (f) subsequent events.
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
Notification of Material Changes
All registered insurers are required to give notice to the BMA of their intention to effect a material change within the meaning of the Bermuda Insurance Act. For the purposes of the Bermuda Insurance Act, the following changes are material: (i) the transfer or acquisition of insurance business, including portfolio transfers or corporate restructurings, pursuant to a court-approved scheme of arrangement under Section 25 of the Bermuda Insurance Act or section 99 of the Bermuda Act, (ii) the amalgamation with or acquisition of another firm, (iii) engaging in unrelated business that is retail business, (iv) the acquisition of a controlling interest in an undertaking that is engaged in non-insurance business which offers services and products to persons who are not affiliates of the insurer, (v) outsourcing all or substantially all of the company’s actuarial, risk management, compliance or internal audit functions, (vi) outsourcing all or a material part of an insurer’s underwriting activity, (vii) the transfer other than by way of reinsurance of all or substantially all of a line of business, (viii) the expansion into a material new line of business, (ix) the sale of an insurer and (x) outsourcing of an “officer” role, as such term is defined by the Bermuda Insurance Act.
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
Bermuda BOA
The Bermuda BOA came into operation on November 3, 2025. The Bermuda BOA consolidated and simplified Bermuda’s beneficial ownership regime and introduced new roles and powers for the Bermuda Registrar of Companies. Pursuant to the Bermuda BOA, every legal person shall establish and maintain in accordance with the Bermuda BOA a beneficial ownership register and shall enter in its beneficial ownership register the minimum required information in respect of every registrable person. A legal person whose shares or interest are listed on an appointed stock exchange (which includes the NYSE and the TSX), and any subsidiary of such legal person, is exempted from the application of the Bermuda BOA.
Notwithstanding the exemption noted above, a legal person exempted from the Bermuda BOA shall confirm their exempted status with the Bermuda Registrar of Companies and file with the Bermuda Registrar of Companies proof of that exemption, including the name and jurisdiction of the relevant stock exchange on which the legal person is listed.

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

Statutory Accounting
Financial reports to state insurance regulators utilize statutory practices as defined in the Accounting Practices and Procedures Manual of the NAIC, which are different from U.S. GAAP. Statutory accounting practices, in keeping with the intent to assure the protection of policyholders, are generally based on a solvency concept, while financial statements under U.S. GAAP are prepared on a going concern basis. While not a substitute for U.S. GAAP performance measures, statutory information is used by industry analysts and reporting sources to compare the performance of insurance companies and impacts the ability of insurance subsidiaries to pay dividends to the company. Maintaining both U.S. GAAP and statutory financial records increases our business costs.
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
Risk-Based Capital and Solvency Requirements
The NAIC has a formula for analyzing capital levels of insurance companies called Risk-Based Capital (“RBC”). The RBC formula has minimum capital thresholds that vary with the size and mix of a company’s business and assets. It is designed to identify companies with capital levels that may require regulatory attention. As of December 31, 2025, the capital level of each of our U.S. insurance company subsidiaries exceeded 300% of their respective Authorized Control Levels, the minimum RBC requirement before any action level is triggered or considered. Every state in the United States has adopted, in substantial part, the RBC Model Law promulgated by the NAIC that allows states to act upon the results of RBC ratio calculations and provides four incremental levels of regulatory action regarding insurers whose RBC ratio calculations fall below specific thresholds. Those levels of action range from the requirement to submit a plan describing how an insurer would regain a specified RBC ratio to a mandatory regulatory takeover of the company.
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

SEC Regulation Best Interest
In June 2019, the SEC adopted a package of rulemakings and interpretative guidance that, among other things, requires broker-dealers to act in the best interest of retail customers when recommending securities transactions or investment strategies to them. The guidance also clarifies the SEC’s views of the fiduciary duty that investment advisers owe to their clients. The best interest standards became effective on June 30, 2020.
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
Climate
The NAIC continues work by its Climate and Resiliency Task Force, with several more states signing up to require insurers domiciled in their states to submit climate disclosure surveys modified to align more closely with the climate disclosure survey developed by the Financial Stability Board’s Task Force on Climate-Related Financial Disclosure. NYDFS monitors insurer compliance by examining responses to the NAIC’s revised climate disclosure survey.
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
Canada
BAC Canada is governed by the ICA. The ICA is administered, and activities of BAC Canada are supervised, by OSFI, the primary regulator of Canadian federal financial institutions. The ICA requires the filing of annual and other reports on the financial condition of insurance companies, provides for periodic examinations of insurance companies’ affairs, imposes restrictions on transactions with related parties, and sets out requirements governing certain aspects of insurance companies’ businesses.
We also operate our annuities business in Canada and the United Kingdom and are licensed in the Cayman Islands. Our Canadian PRT business, operating through BAC Canada, is subject to regulation and supervision by OSFI, and must comply with all applicable Canadian law and federal, provincial and territorial insurance statutes and regulations. OSFI has extensive powers to intervene in the affairs of regulated insurance companies, including the power to request information or documents, to conduct investigations, to require that appropriate actions are taken to address issues identified by OSFI and to levy fines. OSFI may intervene and assume control of an insurance company governed by the ICA if OSFI deems that the amount of the company’s available capital is not sufficient.

Investment Powers
Under the ICA, BAC Canada must maintain a prudent portfolio of investments and loans, subject to certain overall limitations on the amount it may invest in certain classes of investments. The Canadian federal government’s Bill C-15 An Act to implement certain provisions of the budget tabled in Parliament on November 4, 2025 proposes to amend the ICA (the “Amendments”) to repeal overall limits on real property, equities and commercial loans and replace these provisions with a new provision that permits OSFI to direct an insurance company to reduce the aggregate value of its interests in real property, equities (other than where the insurance company has a substantial investment (as defined in the ICA)) and commercial loans. OSFI will only be permitted to make such an order on the basis of prudential considerations that it considers relevant. The Amendments are not yet in force but are intended to provide greater flexibility to companies with respect to these types of investments. Additional restrictions (and in some cases, the need for regulatory approvals) limit the type of investment that BAC Canada can make in excess of 10% of the voting rights or 25% of the equity of a body corporate, or in excess of 25% of the ownership interests of an unincorporated entity, subject to certain available exceptions under the ICA.
Restrictions on Shareholder Dividends and Capital Transactions
The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing an insurance company does not have adequate capital and adequate and appropriate forms of liquidity, or declaration or the payment of the dividend would cause the insurance company to be in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the company by the Superintendent. The ICA also requires an insurance company to notify the Superintendent of the declaration of a dividend at least 15 days prior to the date fixed for its payment. There is no current intention that BAC Canada will pay dividends.
The ICA also prohibits the purchase for cancellation of shares issued by an insurance company or the redemption of redeemable shares or other similar capital transactions, if there are reasonable grounds for believing that the company does not have, or the payment would cause the company not to have, adequate capital and adequate and appropriate forms of liquidity, or the payment would cause the company to be in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the company by the Superintendent. Further, any redemption or purchase for cancellation of shares issued by an insurance company or similar capital transactions are prohibited without the prior approval of the Superintendent.
Constraints on Shares
The ICA contains restrictions on the purchase or other acquisition, issue, transfer and voting of the shares of BAC Canada. Pursuant to these restrictions, no person is permitted to acquire any shares of BAC Canada if the acquisition would cause the person to have a “significant interest” in any class of shares of BAC Canada, unless the prior approval of the Minister of Finance (Canada) is obtained. In addition, BAC Canada is not permitted to record in its securities register any transfer or issue of shares if the transfer or issue would cause the person to have a “significant interest” in BAC Canada, without prior approval of the Minister of Finance (Canada).
A person has a significant interest in a class of shares of BAC Canada where the aggregate of any shares of that class beneficially owned by that person, any entity controlled by that person and by any person associated or acting jointly or in concert with that person exceeds 10% of all the outstanding shares of that class of shares of BAC Canada.
If a person contravenes these restrictions, the Minister of Finance (Canada) may, by order, direct such person to dispose of all or any portion of those shares. In addition, the ICA prohibits life insurance companies, including BAC Canada, from recording in its securities register a transfer or issue of any share to His Majesty in right of Canada or of a province, an agent or agency of His Majesty, a foreign government or an agent or agency of a foreign government and provides further that no person may exercise the voting rights attached to those shares of an insurance company. The ICA exempts from such constraints certain foreign financial institutions which are controlled by foreign governments and eligible agents provided certain conditions are satisfied.
Provincial/Territorial Insurance Regulation
In Canada, life insurance is also subject to regulation and supervision in each province and territory in Canada. Provincial/territorial insurance regulation is primarily concerned with market conduct matters, the rights and obligations under insurance contracts, and the licensing and oversight of insurance intermediaries. In addition to those regulations, guidelines adopted by the Canadian Life and Health Insurance Association, of which BAC Canada is a member, may apply to several aspects of BAC Canada’s business and a failure to comply with such guidelines may give rise to regulatory and reputational risk.

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
United Kingdom
With the authorization of BAC UK and following the Just Acquisition, our group will include life insurance companies authorized in the U.K.. The FCA and PRA regulate persons carrying out the regulated activities prescribed in the Financial Services and Markets Act 2000 (Regulated Activities) Order 2001, as amended, in the financial services sector. In this regard, the FCA and PRA are authorized to make rules and issue guidance in relation to a wide sphere of activities encompassing the governance of a firm, the way it conducts its business and the prudential supervision of firms. The FCA regulates the conduct of every authorized firm (including firms who are also regulated by the PRA). The PRA has responsibility for carrying out the prudential regulation of banks, insurance companies and systemically important designated investment firms. These firms are referred to as “dual-regulated” because they are authorized and regulated by the PRA (for prudential matters) and also regulated by the FCA (for conduct matters).
Under FSMA, no person may carry on or purport to carry on a regulated activity by way of business in the U.K., in respect of a specified investment or property, unless they are an authorized or exempt person. A firm that is authorized by the PRA or FCA to carry on regulated activities becomes an authorized person for the purposes of FSMA. “Regulated activities” are currently prescribed in the Financial Services and Markets Act 2000 (Regulated Activities) Order 2001 (as amended) and include insurance-related activities and investment activities (which includes managing investments), as well as certain other activities.
U.K. insurers are subject to the Solvency UK regime, a risk-based prudential framework that requires insurers to maintain capital resources sufficient to withstand severe stress events. Solvency UK includes requirements relating to minimum capital levels, eligible own funds, risk management, governance and regulatory reporting. Certain features of the regime, including the use of internal models and the Matching Adjustment applicable to long-term annuity business, require ongoing regulatory approval and are subject to supervisory review. The PRA has broad supervisory powers, including the ability to impose capital add-ons, restrict dividends or intra-group transactions, require remedial actions or vary regulatory permissions.
The FCA regulates insurers’ conduct of business, including product governance, disclosures, pricing, customer communications and complaints handling. U.K. insurers are subject to the Consumer Duty, which requires firms to act to deliver good outcomes for retail customers. Failure to comply with conduct requirements may result in fines, remediation programs or restrictions on business activities.
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
Cayman ESA
The Cayman ESA initially came into operation on January 1, 2019. Under the provisions of the Cayman ESA, the following entities (each as further detailed therein) a Cayman Islands relevant entity, an overseas company registered in the Cayman Islands, a limited liability company, a limited liability partnership, a foreign limited partnership, an exempted limited partnership and a partnership (other than a local partnership) that carries on as a business activity any one or more of the nine “relevant activities” referred to in the Cayman ESA must satisfy economic substance test by maintaining a substantial economic presence in the Cayman Islands.
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
Cayman BOTA
The Cayman Islands beneficial ownership transparency regime, as implemented under the Cayman BOTA, which was enacted on July 31, 2024 and became fully operative and enforceable on January 1, 2025, establishes a framework requiring certain Cayman Islands entities to identify, maintain and disclose information relating to their beneficial owners. Under this regime, Cayman Islands companies, limited liability companies, limited liability partnerships, exempted limited partnerships, foreign companies registered in the Cayman Islands, and other in-scope entities (subject to applicable exemptions as outlined below) are required to determine and record details of individuals who ultimately own or control such entities, whether directly or indirectly, in accordance with the statutory definitions and requirements set out in the Cayman BOTA and related guidance.
To the extent that the Cayman BOTA applies to any of our entities registered in the Cayman Islands, entities carrying on an insurance business regulated in the Cayman Islands or those that are subsidiaries of a publicly listed company on an approved stock exchange may satisfy their obligations under the Cayman BOTA through an alternate route to compliance, on the basis that their beneficial ownership information has been submitted to CIMA and/or the ultimate parent is subject to applicable public disclosure and transparency requirements. In such circumstances, the relevant Cayman regulated entity is not required to identify or disclose individual beneficial owners on the beneficial ownership platform in the standard manner, but is instead required to maintain and confirm prescribed information relating to its regulation by CIMA and/or its listed parent and to ensure that such information remains accurate and up to date in accordance with the statutory requirements and timeframes. Notwithstanding reliance on an alternate route to compliance, any failure to comply with applicable beneficial ownership obligations may expose the entity and/or relevant persons to administrative fines, regulatory sanctions, and other enforcement action by the competent authority, and, in serious or continued cases, to further remedial or court-ordered measures.

ITEM 4.C    ORGANIZATIONAL STRUCTURE
Organizational Chart
The following diagram provides an illustration of the simplified corporate structure of our company and its significant subsidiaries.

__________________________
(1)Jurisdiction of formation is the Province of Ontario, Canada. Brookfield Corporation holds, directly or indirectly, all of our class C shares, giving it the residual economic interest in our company.
(2)The holder of our class B shares, all of which are held through the BNT Trust, are entitled to elect half of our Board and approve all other matters requiring shareholder approval.
(3)Jurisdiction of incorporation is Bermuda. All of our subsidiaries are 100% owned directly or indirectly by our company.
(4)Jurisdiction of incorporation is Bermuda.
(5)Jurisdiction of formation is the State of Delaware, United States. This entity was formerly known as Argo Group International Holdings, Inc.

Our company
Brookfield Wealth Solutions Ltd. was incorporated on December 10, 2020 under the Bermuda Act as an exempted company limited by shares. Our company is focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions. Through our operating subsidiaries, we offer a broad range of insurance products and services, including retail and institutional annuities, commercial property and casualty insurance and reinsurance. In doing so, we seek to match our liabilities with a portfolio of high-quality investments in order to generate attractive, risk-adjusted returns within our business. We leverage our relationship with Brookfield in order to source new business and deploy our capital in assets that are tailored to our investment needs. Our relationship with Brookfield provides us with access to a diverse mix of leading alternative investment strategies that we believe are well-suited for this purpose.
Our head and registered office as well as our principal executive offices are located at Ideation House, First Floor, 94 Pitts Bay Road, Pembroke HM08 Bermuda, and our telephone number is +1 (441) 405-7811.
The class A exchangeable shares are listed on the TSX and the NYSE under the symbol “BNT”.
Each exchangeable share is structured with the intention of providing an economic return equivalent to one Brookfield Class A Share. As such, we refer to our company as a “paired entity” to Brookfield Corporation because (A) each exchangeable share (i) is exchangeable at the option of the holder for one Brookfield Class A Share or its cash equivalent (the form of payment to be determined at the election of Brookfield Corporation), plus all unpaid distributions, if any, subject to certain limitations as more fully described in this Form 20-F, and (ii) receives distributions at the same time and in the same amounts as dividends on the Brookfield Class A Shares as more fully described in Item 10.B “Memorandum and Articles of Association”, and (B) Brookfield Corporation owns, directly or indirectly, 100% of our class C shares. We therefore expect that the market price of our exchangeable shares should be impacted by the market price of the Brookfield Class A Shares and the business performance of Brookfield Corporation. However, there are certain material differences between the rights of holders of exchangeable shares and holders of the Brookfield Class A Shares under the governing documents of our company and Brookfield Corporation and applicable law, such as the right of holders of exchangeable shares to request an exchange of their exchangeable shares for an equivalent number of Brookfield Class A Shares or its cash equivalent (the form of payment to be determined at the election of Brookfield Corporation), the redemption right of our company, subject to the consent of Brookfield Corporation, and the right of Brookfield Corporation to require us to commence a liquidation of the company upon the occurrence of certain events. These material differences are described in the section entitled Item 10.B “Memorandum and Articles of Association”.
Brookfield Corporation
Brookfield Corporation is focused on deploying its capital on a value basis and compounding it over the long term. This capital is allocated across its three core pillars of alternative asset management, wealth solutions and its operating businesses. Employing a disciplined approach, Brookfield Corporation leverages its deep expertise as an owner and operator of real assets, as well as the scale and flexibility of capital, to create value and deliver strong risk-adjusted returns across market cycles.
The Brookfield Class A Shares are listed on the NYSE and TSX under the symbol “BN”.
Brookfield Corporation was formed by articles of amalgamation dated August 1, 1997 and is organized pursuant to articles of arrangement under the OBCA dated December 9, 2022. Brookfield Corporation’s head and registered office, as well as its principal executive offices, is located at Brookfield Place, 181 Bay Street, Suite 100, P.O. Box 762, Toronto, Ontario M5J 2T3, and its telephone number is +1 (416) 363-9491.
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

	Brookfield Class A Shares
	High (C$)(1)	Low (C$)(1)	Volume(1)
2026
January 1, 2026 – March 23, 2026	68.44	52.04	180,763,255

2025
January 1, 2025 – March 31, 2025	60.46	46.77	157,525,980
April 1, 2025 – June 30, 2025	56.73	41.25	180,988,097
July 1, 2025 – September 30, 2025	68.39	55.33	163,621,109
October 1, 2025 – December 31, 2025	68.11	58.75	144,371,819

2024
January 1, 2024 – March 31, 2024	38.91	33.65	165,275,079
April 1, 2024 – June 30, 2024	41.07	35.18	178,713,334
July 1, 2024 – September 30, 2024	48.74	37.35	159,703,373
October 1, 2024 – December 31, 2024	58.43	47.17	156,003,153

2023
January 1, 2023 – March 31, 2023	34.33	25.95	185,562,468
April 1, 2023 – June 30, 2023	30.21	26.98	166,521,759
July 1, 2023 – September 30, 2023	32.63	28.16	155,044,195
October 1, 2023 – December 31, 2023	36.14	26.71	142,444,656
__________________________
(1)Adjusted to reflect the three-for-two stock split completed on October 9, 2025.

The Brookfield Class A Shares are listed and posted for trading on the NYSE under the symbol “BN”. The following table sets forth the price ranges and trading volumes of the Brookfield Class A Shares as reported by the NYSE for the periods indicated, in U.S. dollars:

	Brookfield Class A Shares
	High ($)(1)	Low ($)(1)	Volume(1)
2026
January 1, 2026 – March 23, 2026	49.57	37.93	327,466,597

2025
January 1, 2025 – March 31, 2025	41.85	32.39	246,777,356
April 1, 2025 – June 30, 2025	41.51	29.07	244,445,766
July 1, 2025 – September 30, 2025	49.47	40.53	242,111,790
October 1, 2025 – December 31, 2025	48.80	42.00	236,035,121

2024
January 1, 2024 – March 31, 2024	28.78	25.18	237,232,657
April 1, 2024 – June 30, 2024	30.07	25.45	355,171,999
July 1, 2024 – September 30, 2024	36.19	27.21	260,759,224
October 1, 2024 – December 31, 2024	41.63	34.72	164,360,524

2023
January 1, 2023 – March 31, 2023	25.65	18.83	265,493,095
April 1, 2023 – June 30, 2023	22.52	19.90	193,788,538
July 1, 2023 – September 30, 2023	24.15	20.75	215,337,694
October 1, 2023 – December 31, 2023	27.37	19.23	273,227,992
_________________________
(1)Adjusted to reflect the three-for-two stock split completed on October 9, 2025.
Significant Subsidiaries
The following table provides the name, the percentage of voting securities owned, or controlled or directed, directly or indirectly, by us, and the jurisdiction of incorporation, continuance, formation or organization of our significant subsidiaries as of December 31, 2025.

Company	Jurisdiction of Incorporation or Organization	Percentage of voting securities owned or controlled (%)
BWS Holdings Ltd.	Bermuda	100%
American National Group Inc.	Delaware	100%
Clearbrook Group Holdings Inc.	Delaware	100%
ITEM 4.D    PROPERTY, PLANT AND EQUIPMENT
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

ITEM 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (“MD&A”)
ITEM 5.A    OPERATING RESULTS
Introduction
This management’s discussion and analysis (“MD&A”) covers the financial position as of December 31, 2025 and 2024 and the results of operations for the years ended December 31, 2025, 2024 and 2023. Unless the context requires otherwise, when used in this MD&A, the terms “we”, “us”, “our”, or the “Company” mean Brookfield Wealth Solutions Ltd., together with all of its subsidiaries and the term “Brookfield” means Brookfield Corporation, its subsidiaries and controlled companies, including, unless the context otherwise requires, Brookfield Asset Management Ltd. (“BAM”) and any investment fund sponsored, managed or controlled by Brookfield Corporation or its subsidiaries, and does not, for greater certainty, include us or Brookfield Oaktree Holdings, LLC and Oaktree Capital Holdings, LLC and their respective subsidiaries.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Forward-Looking Statements” within this Form 20-F.
The information in this MD&A should be read in conjunction with the consolidated financial statements prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023.
Overview of Our Business
Our company is an exempted company limited by shares incorporated under the laws of Bermuda on December 10, 2020. The Company holds a direct 100% ownership interest in BWS Holdings Ltd. (“BWS Holdings”), which holds the Company’s interest in its operating subsidiaries, which are: American National Group Inc. (“ANGI”), Clearbrook Group Holdings Inc. (“Clearbrook”, renamed from Argo Group International Holdings, Inc. in January 2026), Blumont Annuity Company (“BAC Canada”), Blumont Annuity Company UK Ltd (“BAC UK”), North End Re Ltd. (“NER Ltd.”) and North End Re (Cayman) SPC (“NER SPC”).
In May 2024, American Equity Investment Life Holding Company (“AEL”) became a wholly-owned subsidiary of BWS Holdings. Following the acquisition of AEL, American National Group, LLC (“American National”) completed a downstream merger with AEL. Subsequently, AEL changed its name to American National Group Inc. Following this merger, American National and AEL generally maintain independent insurance operations while sharing certain corporate and management activities. As such, we continue to make references, where applicable, to the operating results of American National and AEL separately in this MD&A. For further details of the Company’s acquisition of AEL and post-merger reorganization, see Note 16, “Acquisitions” in the notes to the consolidated financial statements.
Our company is focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions. Our business is presently conducted through our subsidiaries under four reporting segments, which are Annuities, Property and Casualty (“P&C”), Life Insurance and Corporate and Other. The principal operating entities of the Company generally maintain their own independent management and infrastructure. Refer to the “Lines of Business” section within this MD&A for further details on our operating segments’ businesses.
Key Financial Data
The following table presents key financial data of the Company:

AS OF AND FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2025	2024	2023
Total assets	$157,181	$139,953	$61,643
Net income	863	1,247	797
Adjusted Equity(1)	16,837	11,760	8,671
Distributable Operating Earnings(1)	1,699	1,374	745
__________________________
(1)Adjusted Equity and Distributable Operating Earnings are Non-GAAP measures. See “Reconciliation of Non-GAAP Measures”.

Operating Results and Financial Review
CONSOLIDATED RESULTS OF OPERATIONS
The following table summarizes the financial results of our business for the years ended December 31, 2025, 2024 and 2023:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2025	2024	2023
Net premiums	$4,487	$8,267	$4,137
Other policy revenue	790	781	413
Net investment income	5,819	4,264	1,809
Investment related gains	485	369	425
Net investment results from reinsurance funds withheld	54	422	128
Total revenues	11,635	14,103	6,912

Policyholder benefits and claims incurred	(4,489)	(8,162)	(3,939)
Interest sensitive contract benefits	(2,072)	(1,874)	(687)
Amortization of deferred policy acquisition costs, deferred sales inducements and value of business acquired	(1,418)	(1,237)	(632)
Change in fair value of insurance-related derivatives and embedded derivatives	(219)	234	41
Change in fair value of market risk benefits	(725)	(107)	166
Other reinsurance expenses	(5)	(26)	(21)
Operating expenses	(1,361)	(1,356)	(777)
Interest expense	(379)	(362)	(249)
Total benefits and expenses	(10,668)	(12,890)	(6,098)

Net income before income taxes	967	1,213	814
Income tax recovery (expense)	(104)	34	(17)
Net income	863	1,247	797
Less: non-controlling interests	(97)	(33)	(1)
Net income attributable to shareholders	$766	$1,214	$796
2025 vs. 2024
For the year ended December 31, 2025, we reported net income of $863 million, compared to net income of $1.2 billion in the prior year. The decrease of $384 million is primarily driven by unfavorable fair value movements in our fixed index annuity reserves due to movements in interest rates and equity market performance used in the valuation of these liabilities, partially offset by increased net investment income. The prior year included $314 million of a non-recurring deferred income tax recovery in relation to the corporate income tax regime in Bermuda.
Net premiums and other policy revenue were $5.3 billion for the year ended December 31, 2025, compared to $9.0 billion in the prior year. The decrease of $3.8 billion is primarily driven by fewer jumbo deals written in our PRT business as compared to the prior year, coupled with the phased withdrawal from non-core businesses in our P&C segment. Premiums received from retail annuities and funding agreements are generally recorded as deposits and are not included in net premiums. Refer to “Net Premiums” and “Gross Annuity Sales” sections within this MD&A for further details.
Net investment income increased by $1.6 billion for the year ended December 31, 2025, relative to the prior year. Net investment income is comprised of interest and dividends earned on fixed income and equity investments, as well as other miscellaneous income from equity accounted investments primarily consisting of real estate partnerships and investment funds. The increase from the prior year was driven by the growth in our investment portfolio due to a full year contribution from AEL, coupled with the continued rotation into higher yielding investment strategies.
Investment related gains and losses increased by $116 million for the year ended December 31, 2025, relative to the prior year. The increase is primarily due to realized losses on available-for-sale fixed maturity securities recognized in the prior year.
Net investment results from reinsurance funds withheld decreased by $368 million for the year ended December 31, 2025, compared to the prior year. The decrease is primarily driven by reduced investment income recognized through reinsurance funds withheld following the deemed settlement of a previously held reinsurance agreement with AEL post our acquisition (See Note 16, “Acquisitions” in the notes to the consolidated financial statements).
Interest sensitive contract benefits represent interest and equity index credited to policyholders’ account balances (“PAB”) from our investment contracts with customers, as well as amortization of deferred revenue. For the year ended December 31, 2025, the amount increased by $198 million relative to the prior year primarily due to the full year impact from AEL’s PAB liabilities.

Amortization of deferred policy acquisition costs (“DAC”), deferred sales inducements (“DSI”) and value of business acquired (“VOBA”) were $1.4 billion for the year ended December 31, 2025, compared to $1.2 billion in the prior year. The increase of $181 million was driven by the growth in DAC and DSI from new sales in the year, and a full year of amortization of VOBA on previously acquired businesses.
Change in fair value of insurance-related derivatives and embedded derivatives represents the fair value change of call options used to fund the equity-indexed annuity and universal life contracts as well as the fair value change of embedded derivatives of these contracts. Fair value changes are impacted by the expected and actual performance of the indices the call options relate to as well as interest rates used to estimate our embedded derivatives. The decrease of $453 million is attributable to the change in interest rates and equity market performance used in the valuation of these liabilities.
Change in fair value of market risk benefits represents the mark-to-market movements of our liability based on the protection to the policyholder from capital market risks. The loss of $725 million for the year ended December 31, 2025 is primarily due to the assumption of AEL’s market risk benefit liabilities coupled with movements in interest rates and equity markets used in the valuation of these liabilities.
Other reinsurance expenses decreased by $21 million. The decrease is due to reduced expenses from our reinsurance assumed businesses as a result of the deemed settlement of a previously held reinsurance agreement between NER SPC and AEL in the second quarter of 2024.
Operating expenses increased by $5 million for the year ended December 31, 2025, compared to the prior year. The increase was primarily driven by additional costs incurred to support the continued growth of our business.
Interest expense increased by $17 million for the year ended December 31, 2025, compared to the prior year. The increase is primarily driven by additional borrowings through our warehouse facilities to support investment purchases.
Distributable operating earnings (“DOE”) increased by $325 million to $1.7 billion for the year ended December 31, 2025. Please refer to the “Segment Review” section within this MD&A for additional details.
2024 vs. 2023
For the year ended December 31, 2024, we reported net income of $1.2 billion compared to a net income of $797 million in the prior year. The increase of $450 million is primarily driven by the contributions of AEL and Clearbrook during the year, growth in our existing businesses and continued redeployment of capital into higher yielding investment strategies. Our net income for the year ended December 31, 2024 included a non-recurring deferred income tax recovery in relation to the corporate income tax regime in Bermuda.
Net premiums and other policy revenue were $9.0 billion for the year ended December 31, 2024, compared to $4.6 billion in the prior year. The increase of $4.5 billion is primarily attributable to the contributions from AEL and Clearbrook and growth in our PRT business.
Net investment income increased by $2.5 billion for the year ended December 31, 2024, relative to the prior year. The increase in 2024 was driven by the growth in our investment portfolio due to the contribution from AEL and Clearbrook and continued rotation into higher yielding investment strategies.
Investment related gains and losses decreased by $56 million for the year ended December 31, 2024, relative to the prior year. The decrease is primarily driven by realized losses on investments transferred as a reinsurance agreement executed in the third quarter of 2024 partially offset by appreciation in our equity securities portfolio. Please refer to Note 12, “Reinsurance” in the notes to the consolidated financial statements for additional information on the reinsurance agreement.
Net investment results from reinsurance funds withheld increased by $294 million for the year ended December 31, 2024 compared to the prior year. The increase is primarily driven by mark-to-market gains on embedded derivatives arising from our modified coinsurance reinsurance treaties, offset by reduced investment income from NER SPC, following the deemed settlement of a previously held reinsurance agreement with AEL post our acquisition (See Note 16, “Acquisitions” in the notes to the consolidated financial statements).
For the year ended December 31, 2024, interest sensitive contract benefits increased by $1.2 billion primarily driven by the assumption of AEL’s PAB liabilities.
Amortization of DAC, DSI and VOBA were $1.2 billion for the year ended December 31, 2024, compared to $632 million in the prior year. The increase of $605 million was primarily driven by the amortization of VOBA arising from the acquisition of AEL and Clearbrook.
Change in fair value of insurance-related derivatives and embedded derivatives increased by $193 million for the year ended December 31, 2024 and is attributable to changes in interest rates and equity market performance used in the valuation of these liabilities.
We recognized a loss of $107 million in the change in fair value of market risk benefits for the year ended December 31, 2024. The loss is primarily driven by the assumption of AEL’s market risk benefit liabilities.

Other reinsurance expenses increased by $5 million for the year ended December 31, 2024. The increase is driven by increased ceded reinsurance exposures following the acquisition of AEL, partially offset by the reduced expenses from our reinsurance assumed businesses as a result of the deemed settlement of a previously held reinsurance agreement between NER SPC and AEL.
Operating expenses were $1.4 billion for the year ended December 31, 2024, compared to $777 million in the prior year period. The increase of $579 million was primarily driven by the contribution of expenses from AEL and Clearbrook, as well as additional costs incurred to support the continued growth of our business.
Interest expense increased by $113 million for the year ended December 31, 2024, compared to the prior year. The increase was primarily driven by debt assumed and raised through our acquisition of AEL.
DOE increased by $629 million to $1.4 billion for the year ended December 31, 2024. Please refer to the “Segment Review” section within this MD&A for additional details.
CONSOLIDATED FINANCIAL POSITION
The following table summarizes the financial position as of December 31, 2025 and 2024:

AS OF DEC. 31 US$ MILLIONS	2025	2024
Assets
Investments	$110,044	$92,966
Cash and cash equivalents	13,014	12,243
Accrued investment income	892	860
Deferred policy acquisition costs, deferred sales inducements and value of business acquired	11,683	10,696
Reinsurance funds withheld	1,435	1,517
Premiums due and other receivables	620	647
Ceded unearned premiums	352	520
Deferred tax asset	687	760
Reinsurance recoverables and deposit assets	12,151	13,195
Property and equipment	290	272
Intangible assets	1,625	1,690
Goodwill	783	783
Other assets	2,783	2,461
Separate account assets	822	1,343
Total assets	157,181	139,953
Liabilities
Future policy benefits	16,249	14,088
Policyholders’ account balances	92,992	83,079
Policy and contract claims	7,277	7,659
Deposit liabilities	1,419	1,502
Market risk benefits	4,536	3,655
Unearned premium reserve	1,272	1,843
Due to related parties	819	684
Other policyholder funds	360	347
Notes payable	205	189
Corporate borrowings	628	17
Non-recourse borrowings	4,857	4,334
Funds withheld for reinsurance liabilities	3,157	3,392
Other liabilities	4,671	4,745
Separate account liabilities	822	1,343
Total liabilities	139,264	126,877
Equity
Class A exchangeable, Class B and Class C	13,645	9,968
Retained earnings	2,820	2,054
Accumulated other comprehensive income	1,121	204
Non-controlling interests	331	850
Total equity	17,917	13,076
Total liabilities and equity	$157,181	$139,953
Comparison as of December 31, 2025 and 2024
Total assets increased by $17.2 billion during the year to $157.2 billion, primarily driven by net annuity inflows, investment purchases and favorable unrealized fair value movements on our equity securities portfolio.

Cash and cash equivalents increased by $771 million from December 31, 2024 to December 31, 2025, primarily driven by annuity sales during the year not yet deployed into our investment strategies. We continue to maintain a strong liquidity position across our segments. For further information, refer to “Liquidity and Capital Resources” section, including “Cash Flows Review” section, within this MD&A.
Total investments increased by $17.1 billion from December 31, 2024 to December 31, 2025, primarily driven by the continued deployment of annuity sales into investment strategies, investment purchases and favorable unrealized fair value movements on our equity securities portfolio.
The decrease in reinsurance funds withheld of $82 million from December 31, 2024 to December 31, 2025 was primarily driven by changes in the value of their embedded derivative arising from the changes in interest rates used in its valuation.
DAC are capitalized costs directly related to writing new policyholder contracts including commissions. DSI consist of premium and interest bonuses credited to PAB. The VOBA intangible asset arose from our business combinations. The increase from December 31, 2024 to December 31, 2025 was driven by new business written during the year.
Ceded unearned premiums represent a portion of unearned premiums ceded to reinsurers. The decrease of $168 million from December 31, 2024 to December 31, 2025 is primarily driven by the recognition of earned premiums subject to reinsurance.
Reinsurance recoverables and deposit assets are estimated amounts due to the Company from reinsurers or cedants, related to paid and unpaid ceded benefits, claims and expenses and are presented net of reserves for collectability. The decrease of $1.0 billion from December 31, 2024 to December 31, 2025 is driven by a reduction in associated insurance liabilities.
Other assets were $2.8 billion as of December 31, 2025, increasing by $322 million from December 31, 2024. The balance includes current tax assets, market risk benefit asset, prepaid pension assets, as well as other miscellaneous receivables. The increase is primarily driven by an increase in market risk benefit asset due to movements in interest rates and equity markets used in its valuation.
Intangible assets decreased by $65 million from December 31, 2024 to December 31, 2025, principally due to the amortization of intangible assets during the year.
Goodwill consists of $662 million arising from the acquisition of AEL in May 2024 as well as $121 million arising from the acquisition of American National in May 2022.
Separate account assets and liabilities both decreased by $521 million from December 31, 2024 to December 31, 2025, principally due to transfers made to the general account.
Future policy benefits and PAB increased by $12.1 billion from December 31, 2024 to December 31, 2025, primarily driven by annuity sales coupled with fair value movements on our embedded derivatives during the year.
Policy and contract claims decreased by $382 million from December 31, 2024 to December 31, 2025, driven by favorable loss experience in our P&C segment during the year.
Corporate and non-recourse borrowings increased by $1.1 billion from December 31, 2024 to December 31, 2025, primarily driven by additional secured borrowings through our warehouse facilities to support investment purchases.
Total equity increased by $4.8 billion from December 31, 2024 to December 31, 2025. The increase was primarily driven by the issuance of incremental Class C shares, coupled with comprehensive income of $1.8 billion recognized during the year.

SEGMENT REVIEW
The Company’s reporting segments are Annuities, P&C, Life Insurance and Corporate and Other.
We measure operating performance primarily using DOE which measures our ability to acquire net insurance assets at a positive margin, and invest these assets at a return that is greater than the cost of policyholder liabilities.
The following table presents DOE of each of our reporting segments for the years ended December 31, 2025, 2024 and 2023:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2025	2024	2023
Annuities	$1,663	$1,220	$595
P&C	399	263	84
Life Insurance	153	194	198
Corporate and Other	(516)	(303)	(132)
DOE	$1,699	$1,374	$745
2025 vs 2024
Annuities – DOE within our annuities business represents contributions from both our retail and institutional platforms. DOE increased by $443 million for the year ended December 31, 2025 compared to the prior year. The increase was primarily attributable to an increased asset base and deployment into higher yielding investment strategies.
P&C – DOE increased by $136 million for the year ended December 31, 2025 compared to the prior year. The increase was primarily driven by improvements in our loss experience arising from underwriting actions implemented over the past twelve months.
Life Insurance – DOE decreased by $41 million for the year ended December 31, 2025 compared to the prior year. The decrease was primarily driven by lower retained business as a result of a reinsurance agreement executed in the third quarter of 2024.
Corporate and Other – DOE decreased by $213 million for the year ended December 31, 2025 compared to the prior year. The decrease was primarily driven by increased tax expenses associated with higher DOE generated during the year and increased operating expenses, partially offset by higher investment income from our deployment into higher yielding investment strategies.
2024 vs. 2023
Annuities – DOE increased by $625 million for the year ended December 31, 2024 compared to 2023. The increase was primarily attributable to earnings contributed from AEL as well as increased investment income from our continued deployment into higher yielding investment strategies.
P&C – DOE increased by $179 million for the year ended December 31, 2024 compared to 2023. The increase was primarily driven by full year earnings contributed from Clearbrook coupled with improvements in our loss experience arising from underwriting actions implemented throughout 2024.
Life Insurance – DOE decreased by $4 million for the year ended December 31, 2024 compared to 2023. The favorable impact of improved investment income from our continued deployment into higher yielding investment strategies was offset by the aforementioned reinsurance agreement executed in the third quarter of 2024.
Corporate and Other – DOE decreased by $171 million for the year ended December 31, 2024 compared to 2023. The decrease was primarily driven by increased interest expenses due to debt assumed and raised through our acquisition of AEL, coupled with increased operating and other expenses incurred to support the continued growth of our business.
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
Funding Agreements – Funding agreements include those issued to special-purpose unaffiliated trusts in connection with our funding agreement-backed notes (“FABN”) program and those directly issued to our institutional counterparties. Our FABN program allows its special-purpose unaffiliated trust to offer its senior secured medium-term notes. The net proceeds of the issuance of notes are used by the trust to purchase one or more funding agreements from certain of our insurance subsidiaries with matching interest and maturity payment terms.
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

Corporate and Other
Our Corporate and Other segment performs various corporate and other activities that support our core insurance operations. Such activities include our investment warehousing activities where we temporarily warehouse investments that will ultimately be transferred into our insurance investment portfolios in the near term. We generate investment income from warehoused investments and incur interest expenses on revolving credit facilities utilized to fund these investments. Also included in our Corporate and Other segment activities are certain hedging activities, certain charges and activities that are not attributable to our insurance operating segments and interest expense related to the Company’s corporate and non-recourse borrowings.
Net Premiums
The breakdown of premiums by product, net of ceded premiums, is as follows:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2025	2024	2023
Annuities
Retail(1):
Fixed Index	$—	$5	$—
Fixed Rate	2	4	2
Variable	—	—	—
Total Retail Annuities	2	9	2

Institutional:
Pension Risk Transfer(2)	1,712	4,804	1,467
Funding Agreements(1)	—	—	—
Total Institutional Annuities	1,712	4,804	1,467

Total Annuities	1,714	4,813	1,469

Whole Life and Others	377	511	520

Property and Casualty
Property(3)	435	358	361
Casualty(3)	1,662	2,041	1,698
Specialty	228	258	33
Run-off and Other	71	286	56
Total Property and Casualty	2,396	2,943	2,148

Total Net Premiums	$4,487	$8,267	$4,137
__________________________
(1)Premiums received from retail annuities and funding agreements are generally recorded as deposits and are not included in net premiums.
(2)Premiums differ from gross annuity sales in PRT, since premiums are recognized as revenue when due while they are included in sales upon deal close, which is confirmed by the counterparty.
(3)Certain products have been reclassified to conform to Clearbrook’s lines of business.
2025 vs. 2024
For the year ended December 31, 2025, we reported total net premiums of $4.5 billion, compared to $8.3 billion in the prior year. The decrease of $3.8 billion is primarily driven by fewer jumbo deals written in our PRT business as compared to the prior year, coupled with the phased withdrawal from non-core businesses in our P&C segment and reinsurance agreements executed in our Life Insurance segment.
2024 vs. 2023
For the year ended December 31, 2024, we reported total net premiums of $8.3 billion, compared to $4.1 billion in 2023. The increase of $4.1 billion is primarily due to the growth in our Annuities and P&C segments. Net premiums for our Annuities segment increased by $3.3 billion as we continue to scale our PRT business. Our P&C segment increased by $795 million due to full year contributions from Clearbrook.

Gross Annuity Sales
Gross annuity sales are comprised of all products’ deposits, which generally are not included in revenues on the statement of operations. Gross annuity sales include directly written business, flow reinsurance assumed as well as premiums and deposits generated from assumed block reinsurance transactions.
The breakdown of gross annuity sales follows:

FOR THE YEARS ENDED DEC. 31, 2025 US$ MILLIONS	2025	2024	2023
Retail:
Fixed Index	$9,032	$5,522	$2,206
Fixed Rate	6,236	5,132	3,938
Variable	393	372	63
Total Retail Annuities	15,661	11,026	6,207

Institutional:
Pension Risk Transfer(1)	1,879	4,814	1,469
Funding Agreements	2,289	—	—
Total Institutional Annuities	4,168	4,814	1,469

Total Gross Annuity Sales	$19,829	$15,840	$7,676
__________________________
(1)Gross annuity sales differ from premiums in PRT, since premiums are recognized as revenue when due while they are included in sales upon deal close, which is confirmed by the counterparty.
2025 and 2024
For the year ended December 31, 2025, we reported total gross annuity sales of $19.8 billion, compared to $15.8 billion in the prior year. The increase of $4.0 billion is primarily driven by increased sales activity in our fixed index retail products, coupled with the commencement of our funding agreement programs in 2025.
2024 and 2023
For the year ended December 31, 2024, we reported total gross annuity sales of $15.8 billion, compared to $7.7 billion in 2023. The increase of $8.2 billion is primarily due to the contributions from AEL, coupled with the growth in our PRT business.
Income Taxes
We recorded an effective tax rate of 10.8% on net income before income taxes in 2025, compared to an effective tax rate of (2.8)% in 2024 and 2.2% in 2023. The effective tax rate may vary from period to period based on the relative mix of earnings across the jurisdictions in which we operate and the applicable statutory tax rates in those jurisdictions. During the current year, applicable statutory tax rates by jurisdiction were 15.0% for Bermuda, 21.0% for the U.S., 25.0% for the U.K. and 26.5% for Canada. See Note 22, “Income Taxes” in the notes to the consolidated financial statements for additional information.

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

AS OF DEC. 31 US$ MILLIONS	2025	2024
Cash and cash equivalents	$120	$311
Liquid financial assets	—	116
Undrawn credit facilities	1,136	1,608
Total Corporate Liquidity(1)	$1,256	$2,035
__________________________
(1)Total Corporate Liquidity is a Non-GAAP measure. See “Performance Measures used by Management”.
As of the date of this MD&A, our liquidity is sufficient to meet our present requirements for the foreseeable future. In June 2021, Brookfield provided to the Company an equity commitment in the amount of $2.0 billion to fund future growth, which the Company may draw on from time to time. The equity commitment may be called by the Company in exchange for the issuance of Class C shares or redeemable junior preferred shares. As of December 31, 2025, there was $2.0 billion of undrawn equity commitment available. In addition, in connection with the Company’s spin-off from Brookfield on June 28, 2021, we entered into a credit agreement with Brookfield as the lender, providing a revolving $400 million credit facility. We also have $1.3 billion of revolving bilateral credit facilities with external banks. We use the liquidity provided by our credit facilities for working capital purposes, and we may use the proceeds from the capital commitment to fund growth capital investments and acquisitions. The determination of which of these sources of funding the Company will access in any particular situation is a matter of optimizing needs and opportunities at that time. As of December 31, 2025, there was $628 million drawn on the external bilateral facilities and no amount drawn on the Brookfield facility.
Today, we have significant liquidity within our insurance portfolios, giving us flexibility to secure attractive investment opportunities. In addition to a portfolio of highly liquid financial assets, our operating companies have additional access to liquidity from sources such as the Federal Home Loan Bank (“FHLB”) programs. As of December 31, 2025, the Company had no drawings and a total of $1.5 billion undrawn commitment available related to these programs.
Liquidity within our operating subsidiaries may be restricted from time to time due to regulatory constraints. As of December 31, 2025, the Company’s total liquidity was $62.6 billion, which included $120 million of unrestricted cash and cash equivalents held by non-regulated corporate entities.

AS OF DEC. 31 US$ MILLIONS	2025	2024
Cash and cash equivalents	$13,014	$12,243
Liquid financial assets	48,425	39,195
Undrawn credit facilities	1,136	1,608
Total Liquidity(1)	$62,575	$53,046
__________________________
(1)Total Liquidity is a Non-GAAP measure. See “Performance Measures used by Management”.
As of December 31, 2025 and 2024, 91% and 87% of the Company’s Total Liquidity was held by our U.S. insurance subsidiaries, respectively.
CASH FLOWS REVIEW
Comparison of the years ended December 31, 2025, 2024 and 2023
The following table presents a summary of our cash flows and ending cash balances for the years ended December 31, 2025, 2024 and 2023:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2025	2024	2023
Operating activities	$2,614	$4,569	$1,507
Investing activities	(9,672)	1,433	(1,809)
Financing activities	7,810	1,922	2,465
Cash and cash equivalents:
Cash and cash equivalents, beginning of year	12,243	4,308	2,145
Net change during the year	752	7,924	2,163
Foreign exchange on cash balances held in foreign currencies	19	11	—
Cash and cash equivalents, end of year	$13,014	$12,243	$4,308
Operating Activities
2025 vs. 2024
For the year ended December 31, 2025, we generated $2.6 billion of cash from operating activities compared to $4.6 billion generated during the prior year. The decrease is primarily driven by fewer jumbo deals written in our PRT business as compared to the prior year, partially offset by the full year contribution from AEL’s operating activities.
2024 vs. 2023
For the year ended December 31, 2024, we generated $4.6 billion of cash from operating activities compared to $1.5 billion generated during 2023. The increase is primarily due to higher investment income from the growth in the investment portfolio as well as the contributions from AEL and Clearbrook.
Investing Activities
2025 vs. 2024
During the current year, $9.7 billion of cash outflows from investing activities arose as we continue to deploy cash and cash equivalents into investments, coupled with the continued rotation of our investment portfolio into higher yielding investment strategies, compared to net cash inflows of $1.4 billion in the prior year, primarily driven from $10.8 billion of cash acquired as part of our acquisition of AEL.
2024 vs. 2023
During 2024, $1.4 billion of cash inflows from investing activities arose primarily from $10.8 billion of cash acquired as part of our acquisition of AEL, net of cash proceeds paid, partially offset by net deployment into investments during the period, compared to net outflows of $1.8 billion in 2023.
Financing Activities
2025 vs. 2024
For the year ended December 31, 2025, we had a net cash inflow of $7.8 billion, which increased from a net cash inflow of $1.9 billion in the prior year. The increase was primarily driven by deposits received on policyholders’ accounts, including sales from our funding agreement programs, coupled with net drawings on our borrowings, partially offset by surrenders and withdrawals on policyholders’ accounts.
2024 vs. 2023
For the year ended December 31, 2024, we had a net cash inflow of $1.9 billion, which decreased from a net cash inflow of $2.5 billion in 2023. The decrease was primarily driven by withdrawals on policyholders’ accounts coupled with net repayments on our borrowings, partially offset by surrenders and withdrawals on policyholders’ accounts.
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
As of December 31, 2025, our total equity was $17.9 billion. Included in equity was approximately $279 million and $188 million invested in Canadian dollars and British pounds, respectively. As of December 31, 2025, we had a notional $11.2 billion (2024 – $6.7 billion) of foreign exchange forward and cross currency forward contracts in place to hedge against foreign currency risk.
For additional information, see Note 9, “Derivative Instruments” in the notes to the consolidated financial statements.

Future Capital Obligations and Requirements
As of December 31, 2025, the Company and its subsidiaries, in aggregate, had total unfunded investment commitments of $12.3 billion (2024 – $10.3 billion). These commitments, when funded, are primarily recognized as mortgage loans, private loans, investment funds, investment real estate and other invested assets. For additional information, see Note 28, “Financial Commitments and Contingencies” in the notes to the consolidated financial statements.
The following is the maturity by year on corporate and non-recourse borrowings:

	Payments due by year
AS OF DEC. 31, 2025 US$ MILLIONS	Total	Unamortized discount and issuance costs	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years
Corporate borrowings	$628	—	—	—	—	—	628	—
Non-recourse borrowings	$4,857	(70)	912	600	750	600	—	2,065

	Payments due by year
AS OF DEC. 31, 2024 US$ MILLIONS	Total	Unamortized discount and issuance costs	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years
Corporate borrowings	$17	—	—	—	—	—	17	—
Non-recourse borrowings	$4,334	(79)	1,005	—	1,800	—	600	1,008
For additional information, see Note 21, “Corporate and Non-Recourse Borrowings” in the notes to the consolidated financial statements.
Capital Management
Capital management is the ongoing process of determining and maintaining the quantity and quality of capital appropriate to take advantage of the Company’s growth opportunities, to support the risks associated with the business and to optimize shareholder returns while fully complying with regulatory capital requirements.
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
American National, AEL and certain Clearbrook subsidiaries are required to follow Risk Based Capital (“RBC”) requirements based on guidelines of the National Association of Insurance Commissioners (“NAIC”). RBC is a method of measuring the level of capital appropriate for an insurance company to support its overall business operations, in light of its size and risk profile. It provides a means of assessing capital adequacy, where the degree of risk taken by the insurer is the primary determinant.
Freestone Re Ltd., Argo Re Ltd. and NER Ltd. are required to maintain minimum statutory capital and surplus equal to the minimum solvency margin and the minimum economic capital and surplus equal to the enhanced capital requirement as determined by the Bermuda Monetary Authority (“BMA”). The Enhanced Capital Requirement (“ECR”) is calculated based on the Bermuda Solvency Capital Requirement model, a risk-based model that takes into account the risk characteristics of different aspects of a company’s business.
BAC Canada is subject to the Life Insurance Capital Adequacy Test (“LICAT”) as determined by Office of the Superintendent of Financial Institutions (“OSFI”). The LICAT ratio compares the regulatory capital resources of an insurance company to its Base Solvency Buffer or required capital.
The Company has determined that it is in compliance with all capital requirements as of December 31, 2025 and 2024.

Brookfield Operating Results
An investment in the Class A exchangeable shares of the Company is intended to be, as nearly as practicable, functionally and economically, equivalent to an investment in Brookfield. A summary of Brookfield’s operating results for the years ended December 31, 2025, 2024 and 2023 and is provided below:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2025	2024	2023
Revenues	$75,100	$86,006	$95,924
Net income attributable to Brookfield shareholders	1,307	641	1,130
Net income of consolidated business	3,235	1,853	5,105
Net income per share:
Basic(1)	0.51	0.21	0.41
Diluted(1)	0.49	0.20	0.41
Distributable earnings before realizations	5,386	4,871	4,223
__________________________
(1)Adjusted to reflect the three-for-two stock split completed on October 9, 2025.
For the years ended December 31, 2025, 2024 and 2023, Brookfield’s pro rata share of our DOE represented approximately 31%, 28% and 18% of their total distributable earnings before realizations, respectively.
Each exchangeable share has been structured with the intention of providing an economic return equivalent to one Brookfield Class A Share due to each exchangeable share (i) being exchangeable at the option of the holder for one Brookfield Class A Share or its cash equivalent (the form of payment to be determined at the election of Brookfield), subject to certain limitations, and (ii) receiving distributions at the same time and in the same amounts as dividends on the Brookfield Class A Shares. We therefore expect that the market price of the exchangeable shares should be impacted by the market price of Brookfield Class A Shares and the business performance of Brookfield as a whole. In addition to carefully considering the disclosure made in this MD&A, careful consideration should be made to the disclosure made by Brookfield in its continuous disclosure filings. Copies of the Brookfield’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR+ at www.sedarplus.ca.
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
Our primary interest rate risk exposure is the exposure of our fixed maturity investment portfolio to interest rate risk and the changes in interest rates. In addition, our insurance-related liabilities, net of reinsurance (consisting of Future policy benefits, Policyholders’ account balances, Policy and contract claims, Deposit liabilities and Market risk benefits) are subject to interest rate risk exposure. If interest rates were to increase by 50 basis points from levels at December 31, 2025 and 2024 through a parallel shift in the yield curve, we estimate that (i) the fair value of our fixed maturity securities would decrease by approximately $1.7 billion and $1.1 billion in 2025 and 2024 respectively; and (ii) the carrying amount of our insurance-related liabilities (net of reinsurance) would increase by approximately $1.1 billion and $936 million in 2025 and 2024, respectively. The net impact on total equity (net of income taxes) would be a decrease of approximately $463 million and $130 million in 2025 and 2024, respectively. The models used to estimate the impact of an increase in market interest rates by 50 basis points incorporate numerous assumptions, require significant estimates and assume an immediate and parallel change in interest rates without any management of the investment portfolio in reaction to such change. Consequently, potential changes in the value of our financial instruments and our insurance-related liabilities indicated by the simulations will likely be different from the actual changes experienced under given interest rate scenarios, and the differences may be material. Because we actively manage our investments and liabilities, our net exposure to interest rates can vary over time. However, any such decreases in the fair value of our fixed maturity securities (unless related to credit concerns of the issuer requiring recognition of a credit loss) would generally be realized only if we were required to sell such securities at losses prior to their maturity to meet our liquidity needs, which we proactively manage. See the “Liquidity and Capital Resources” section within this MD&A for a further discussion on our liquidity.
Other Price Risk
Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads.
The Company’s exposure to the equity markets is managed by sector and individual security, and the Company mitigates the equity price risk by diversification of the investment portfolio.
The Company also has equity price risk associated with the equity-indexed life and annuity products the Company issues and assumes. The Company has entered into derivative transactions, primarily over-the-counter equity call options, to hedge the exposure to equity-index changes and thus has excluded equity-index changes and related derivatives from the sensitivity.
Assuming all other factors are constant, if there was a decline in public equity market prices of 10% as of December 31, 2025 and 2024, we estimate a net decrease to our point-in-time net income (loss) from changes in the fair value of our financial instruments, which are primarily public equity investments, of approximately $545 million and $230 million respectively. The financial instruments included in the sensitivity analysis are carried at fair value, and changes in fair value are recognized in the statements of operations.
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
Critical Accounting Estimates
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
Critical judgments made by management and used in preparing the financial statements, are summarized below:
Fair value of investments – In determining fair value of our investments in our consolidated financial statements, we perform regular analysis and review of our valuation techniques, assumptions and inputs to evaluate if the valuation approaches are appropriate and consistently applied and if the various assumptions are reasonable. Investments categorized as Level 3 in the fair value hierarchy are subject to significant management judgment and estimation due to the use of significant unobservable inputs. Where appropriate, we assess the reasonableness of unobservable inputs and assumptions used in the fair value measurement. For example, we validate the reasonableness of quotes from independent pricing sources and broker price opinions received by performing a market-based fair value analysis. For investments fair valued using a discounted cash flow methodology, we perform a review of the cash flow models for reasonability. Valuation methodologies, assumptions and inputs utilized in the valuation of our investments recorded at fair value in the statements of financial position are described in Note 11, “Fair Value of Financial Instruments” in the notes to the consolidated financial statements.

Value of business acquired (“VOBA”) – VOBA is an intangible asset or liability resulting from a business combination that represents the difference between the policyholder liabilities measured in accordance with the acquiring company’s accounting policies and the estimated fair value of the same acquired policyholder liabilities in-force at the acquisition date. The estimated fair value of the acquired liabilities upon the acquisition includes assumptions on discount rate and the net investment earned rate. These assumptions are subject to inherent uncertainties and involve a significant level of management judgment and estimation and may have a material impact on our financial condition upon the initial recognition of VOBA. Refer to Note 16, “Acquisitions” in the notes to the consolidated financial statements for additional details on VOBA.
Future policy benefits (“FPB”) – Relate to long duration insurance contracts such as deferred and immediate annuities with life contingencies, including our PRT contracts, and certain life products. Assumptions used in the establishment of the FPB, inclusive of associated reinsurance balances, include longevity, mortality and lapse rates as well as discount rates, which require significant judgment and may materially impact the valuation of these liabilities. The Company reviews and updates cash flow assumptions, including significant policyholder behavior assumptions, at least annually during the third quarter of each year, and at the same time every year by cohort or product. The Company also reviews more frequently and updates its cash flow assumptions during an interim period if evidence suggests cash flow assumptions should be revised.
Embedded derivatives in policyholders’ account balances (“PAB”) – Our PAB liabilities relate to investment-type contracts and universal life-type policies. Our indexed product account balances with returns linked to the performance of a specified market index (e.g., fixed index annuity contracts and equity-indexed universal life policies) include an embedded derivative that is bifurcated from the host (or guaranteed) component of the contracts. The fair value of the embedded derivatives is estimated at each valuation date by (i) projecting policy contract values and minimum guaranteed contract values over the expected lives of the contracts and (ii) discounting the excess of the projected contract value amounts at the applicable risk free interest rates adjusted for the Company’s non-performance risk related to those liabilities. Significant assumptions include option budget, lapse rates and non-performance risk.
Market risk benefits (“MRB”) – Relate to certain fixed index annuity and fixed rate annuity contracts that provide minimum guarantees to policyholders including guaranteed minimum withdrawal benefits and guaranteed minimum death benefits. MRBs are fair valued using stochastic models that incorporate a spread reflecting our non-performance risk. The actuarial assumptions used in the MRB calculation are best estimate assumptions based on a combination of historical data and actuarial judgment. Significant assumptions include utilization, option budget, non-performance risk as well as mortality and lapse rates.
Liabilities for unpaid claims and claim adjustment expenses (“CAE”) – Relate to our P&C segment and include estimates for both case reserves and incurred but not reported claims (“IBNR”) liabilities. Because the ultimate resolution of claims can span over a long period of time, the process to determine these reserves is inherently subject to significant estimation uncertainty. The estimation of our IBNR liabilities involves the use of a variety of actuarial techniques that are based on our historical experience, considering the effects of current developments and anticipated trends. Actuarial assumptions for loss development patterns such as expected loss ratios, settlement patterns and weighting of actuarial methodologies require a significant level of management judgment, particularly for those with significant claims reporting lags where a small change in actuarial assumptions may result in material fluctuations in the estimated ultimate liability.
Deferred income tax – We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets (“DTAs”) and deferred tax liabilities (“DTLs”) for the expected future tax consequences of events that have been included in the financial statements. We recognize DTAs to the extent that management believes that these assets are more likely than not to be realized, considering, among other items, projections of future taxable income. Accordingly, the estimation of DTAs including valuation allowance require significant management judgment. Additionally, actual realization of DTAs and DTLs may materially differ from these estimates as a result of changes in tax laws as well as unanticipated future transactions impacting related income tax balances.
Performance Measures Used by Management
To measure performance, we focus on net income and total assets, as well as certain Non-GAAP measures, including DOE, Total Corporate Liquidity, Total Liquidity and Adjusted Equity which we believe are useful to investors to provide additional insights into assets within the business available for redeployment. Refer to the “Segment Review” and “Liquidity and Capital Resources” sections of this MD&A for further discussion on our performance and Non-GAAP measures for the years ended December 31, 2025, 2024 and 2023.

Non-GAAP Measures
We regularly monitor certain Non-GAAP measures that are used to evaluate our performance and analyze underlying business performance and trends. We use these measures to establish budgets and operational goals, manage our business and evaluate our performance. We also believe that these measures help investors compare our operating performance with our results in prior years. These Non-GAAP financial measures are provided as supplemental information to the financial measures presented in this MD&A that are calculated and presented in accordance with GAAP. These Non-GAAP measures are not comparable to GAAP and may not be comparable to similarly described Non-GAAP measures reported by other companies, including those within our industry. Consequently, our Non-GAAP measures should not be evaluated in isolation, but rather, should be considered together with the most directly comparable GAAP measure in our financial statements for the periods presented. The Non-GAAP financial measures we present in this MD&A should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP.
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
DOE is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by GAAP. DOE is therefore unlikely to be comparable to similar measures presented by other issuers. We believe our presentation of DOE is useful to investors because it supplements investors’ understanding of our operating performance by providing information regarding our ongoing performance that excludes items we believe do not directly affect our core operations. Our presentation of DOE also provides investors enhanced comparability of our ongoing performance across years.
Adjusted Equity
Adjusted Equity represents the total economic equity of our company through our class A, B and C shares, excluding the impact of accumulated other comprehensive income and the accumulated after tax impact of certain adjustments related to mark-to-market gains and losses on investments, derivatives and insurance contracts.
We use Adjusted Equity to assess our return on our equity and believe it supplements investors’ understanding of our operating performance by providing information regarding our ongoing performance that excludes items we believe do not directly affect our core operations. For comparability with peers and to align with our measure of operating performance, we changed the composition of Adjusted Equity in the second quarter of 2025 to exclude non-controlling interest and the accumulated after tax impact of certain investment and insurance reserve gains and losses. We have restated all applicable comparative information.
Total Corporate Liquidity and Total Liquidity
Corporate Liquidity is a measure of our liquidity position and includes cash and cash equivalents, undrawn revolving credit facilities and liquid financial assets held by non-regulated corporate entities. Total Liquidity includes liquidity within our regulated insurance entities.

The following contains further details regarding our use of the Non-GAAP measures, as well as a reconciliation of GAAP consolidated net income and total equity to these measures:
Reconciliation of Non-GAAP Measures
The following table reconciles our net income to DOE:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2025	2024	2023
Net income	$863	$1,247	$797
Mark-to-market losses (gains) on investments, including reinsurance funds withheld(1)	51	(283)	(36)
Mark-to-market losses (gains) on insurance contracts and other net assets(2)(3)	717	257	(100)
Deferred income tax expense (recovery) relating to basis and other changes	(269)	(195)	14
Transaction costs	104	213	40
Depreciation and amortization expenses	233	135	30
DOE	$1,699	$1,374	$745
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
(2)“Mark-to-market losses (gains) on insurance contracts and other net assets” principally represents the mark-to-market effect on insurance-related liabilities, net of reinsurance, due to changes in market risks (e.g., interest rates, equity markets and equity index volatility). These mark-to-market effects are primarily included in “Interest sensitive contract benefits”, “Change in fair value of insurance-related derivatives and embedded derivatives” and “Change in fair value of market risk benefits” on the statements of operations. See the following notes to the consolidated financial statements for additional information: (i) Note 9, “Derivative Instruments”; (ii) Note 18, “Policyholders’ Account Balances”; and (iii) Note 19, “Market Risk Benefits”.
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
The following table reconciles our GAAP total equity to Adjusted Equity:

AS OF DEC. 31 US$ MILLIONS	2025	2024
Total equity	$17,917	$13,076
Less:
Accumulated other comprehensive income	(1,121)	(204)
Non-controlling interests	(331)	(850)
Accumulated unrealized mark-to-market losses (gains), net of tax	372	(262)
Adjusted Equity	$16,837	$11,760
ITEM 5.B    LIQUIDITY AND CAPITAL RESOURCES
See Item 5.A “Operating Results – Liquidity and Capital Resources”
ITEM 5.C    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
None.
ITEM 5.D    TREND INFORMATION
See Item 5.A “Operating Results — Industry Trends and Factors Affecting Our Performance”
ITEM 5.E    CRITICAL ACCOUNTING ESTIMATES
See Item 5.A “Operating Results — Critical Accounting Estimates”
ITEM 6    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6.A    DIRECTORS AND SENIOR MANAGEMENT
Our Board and Executive Officers
The table below presents certain information concerning the Board and executive officers of our company.

Name and Residence	Position	Age	Principal Occupation
Barry Blattman New York, USA	Director	63	Vice Chair, Brookfield Asset Management Ltd.
Dr. Soonyoung Chang(1) Dubai, United Arab Emirates	Director	67	Senior Advisor, Investment Corporation of Dubai
William Cox(1)(2)(3)(4) Devonshire, Bermuda	Director	63	Corporate Director
Michele Coleman Mayes(3) New York, USA	Director	76	Corporate Director
Michael McRaith(6) New York, USA	Director and Vice Chair	60	Vice Chair, Brookfield Wealth Solutions Ltd.
Gregory Morrison(2) Smith’s Parish, Bermuda	Director	69	Corporate Director
Lori Pearson Toronto, Ontario, Canada	Chair	64	Vice Chair, Brookfield Corporation
Lars Rodert(2)(3) Stockholm, Sweden	Director	64	Founder and Chairman, ÖstVäst Advisory AB
Anne Schaumburg(1)(2)(3) New Jersey, USA	Director	76	Business Executive; Director
Sachin Shah Toronto, Ontario, Canada	Director Chief Executive Officer(5)	49	Chief Executive Officer, Brookfield Wealth Solutions Ltd.
Thomas Corbett Toronto, Ontario, Canada	Chief Financial Officer(5)	46	Chief Financial Officer, Brookfield Wealth Solutions Ltd.
Paul Forestell Toronto, Ontario, Canada	Managing Partner Chief Actuary	57	Managing Partner and Chief Actuary, Brookfield Wealth Solutions Ltd.
Lorenzo Lorilla Toronto, Ontario, Canada	Chief Investment Officer(5)	45	Chief Investment Officer, Brookfield Wealth Solutions Ltd.
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
(6)    Michael McRaith was appointed as a director of the Company effective September 30, 2025.
The business address of Mr. Blattman, Mr. Lorilla and Mr. McRaith, is Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281. The business address of Dr. Chang, Mr. Cox, Mr. Morrison, Mr. Rodert, Ms. Schaumburg, and Ms. Mayes is Ideation House, First Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda. The business address of each of Mr. Shah, Mr. Corbett, Mr. Forestell and Ms. Pearson is Suite 100, Brookfield Place, 181 Bay Street, Toronto, Ontario M5J 2T3.
Biographical information for each of the directors is included below.
Barry Blattman. Barry Blattman has served as a director of our company since November 2021. He is also the Vice Chair and a director of BAM and serves as one of its directors. In this role, he focuses on senior, strategic client and business relationships, and contributes to general business development and transaction strategy globally, and prior to joining Brookfield in 2002, Mr. Blattman was a Managing Director at Merrill Lynch, having begun his career with Salomon Brothers in 1986. Mr. Blattman holds a Master of Business Administration degree from New York University and a Bachelor of Arts degree from the University of Michigan. He serves on the board of Montefiore Health System, and chairs its Real Estate Planning and Development Committee.

Dr. Soonyoung Chang. Dr. Soonyoung Chang has served as a director of our company since November 2021. Dr. Chang serves as Senior Advisor to the Investment Corporation of Dubai, providing strategic counsel and lending his global perspective to the investment arm of the Dubai Government. Dr. Chang is the founder and chairman of Midas International Asset Management Company, an international asset management fund. He is also a founding partner of Sentinel Advisor, a New York-based arbitrage fund. He has served as an advisor to a variety of financial institutions, including Korea National Pension Corporation, Hyundai International Merchant Bank and Templeton-Ssangyong Investment Trust Company. Dr. Chang holds Masters and Doctoral degrees from George Washington University and has authored many books and articles on the subject of financial engineering.
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
Michele Coleman Mayes. Michele Coleman Mayes has served as a director of our company since August 2023. Ms. Mayes was previously Vice President, General Counsel and Secretary for the New York Public Library from August 2012 until February 2024. Ms. Mayes has also served as Executive Vice President and General Counsel for Allstate Insurance Company, Senior Vice President and the General Counsel of Pitney Bowes Inc. and in several senior legal capacities at Colgate-Palmolive and Unisys. Prior to that, she served in the U.S. Department of Justice as an Assistant United States Attorney in Detroit and Brooklyn, eventually assuming the role of Chief of the Civil Division in Detroit. Ms. Mayes served on the Presidential Commission on Election Administration under President Obama from 2013 to 2014. In 2016 she was elected to the Board of Directors of Gogo Inc., where she Chairs the Nominating and Governance Committee and is a member of the Compensation Committee. Since March 2021, Ms. Mayes has been a non-director member of the Exelon Corporation’s Special Litigation Committee. Ms. Mayes holds a BA from the University of Michigan and a JD from the University of Michigan Law School. In 2024, Ms. Mayes received Michigan Law’s Distinguished Alumni Award.
Michael McRaith. Michael McRaith is Vice Chair and Managing Partner of Brookfield Wealth Solutions and has served as a Director of our company since October 2025, participating in all aspects of Brookfield’s global insurance operations. Prior to joining our company in 2021, Mr. McRaith helped build the insurance solutions practice at a global asset manager. He previously served as the first Director of the Federal Insurance Office in the U.S. Department of the Treasury, where he held federal and global leadership roles. Before joining Treasury, he served as the Director of the Illinois Department of Insurance and as an officer of the National Association of Insurance Commissioners. Prior to his public service, Mr. McRaith was a partner in the Chicago office of a global law firm, and he remains a member of the Trial Bar for the U.S. District Court for the Northern District of Illinois. Mr. McRaith holds a Juris Doctor degree from Loyola University of Chicago’s School of Law and a Bachelor of Arts degree from Indiana University. He received the Distinguished LGBTQ Alumnus Award from Indiana University, the Exceptional Service Award from the U.S. Department of the Treasury, and is a Distinguished Fellow of the International Association of Insurance Supervisors. Mr. McRaith is a member of The Bretton Woods Committee.
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
Lori Pearson. Lori Pearson has served as the Chair of the Board of our company since August 2023. Ms. Pearson is a Managing Partner and Vice Chair of Brookfield Corporation. Prior to joining Brookfield in 2003, Ms. Pearson was with Ernst and Young, where she held various roles within the Audit practice and served on the Leadership Team for the Tax practice. Ms. Pearson is on the boards of Pathways to Education in Canada and the Brookfield Foundation where she also serves as President. She is a past member of the Boards of BAM and Norbord Inc. Ms. Pearson holds an Honours Business Administration degree from Western University and is a Chartered Professional Accountant. In 2017 she was named a Fellow by the Chartered Professional Accountants of Ontario.
Lars Rodert. Lars Rodert has served as a director of our company since November 2021. Mr. Rodert is the founder and Chairman of ÖstVästAdvisory AB. He previously served as a global investment manager for IKEA Treasury and Chief Investment Officer of SEB Asset Management, North America, where he was responsible for SEB Global Funds. Prior to SEB Asset Management, Mr. Rodert worked at Gordon Capital and served as a partner with a private investment holding company, Robur et. Securitas. Mr. Rodert holds a Master of Science Degree in Business and Economics from Stockholm University.

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
Sachin Shah. Sachin Shah is a director and Chief Executive Officer of our company. In this role, he is responsible for overall leadership and management of our company and sets its strategic direction as a leading provider of retirement services, wealth protection products and tailored capital solutions. Mr. Shah joined Brookfield in 2002 and has held a variety of senior roles, including Chief Investment Officer of Brookfield and Chief Executive Officer of Brookfield Renewable Partners where he was instrumental in growing the platform into a global business diversified across multiple technologies. Mr. Shah holds a Bachelor of Commerce degree from the University of Toronto and is a member of the Chartered Professional Accountants of Canada.
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
Paul Forestell. Paul Forestell is Managing Partner and Chief Actuary of our company. Mr. Forestell joined Brookfield in 2015 and was responsible for the establishment and licensing of BAC Canada as a licensed insurance company in Canada, and was the company’s first President and Chief Executive Officer. Prior to joining Brookfield, Mr. Forestell was a senior partner in a large global consulting firm with responsibility for their retirement consulting business in Canada. Mr. Forestell is a Fellow of the Canadian Institute of Actuaries and the Society of Actuaries. Mr. Forestell holds a Bachelor of Science with High Distinction and a Master of Arts – Economics, both from the University of Toronto.
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

ITEM 6.B    COMPENSATION
Director Compensation
For the year ended December 31, 2025, the directors of our company were entitled to an annual retainer of $150,000 for their service on the Board, the Committees (as applicable), and reimbursement of expenses incurred in attending meetings. The lead independent director of our company was paid an additional amount of $50,000 for serving in such position. The chair of the Audit Committee received an additional $20,000 and members of the Audit Committee received an additional $10,000 for serving in such positions. Directors who are employees of our company or Brookfield receive no fees for their services on the Board.

Compensation Element	Amount for the Year Ended December 31, 2025 ($)
Annual Retainer	$150,000
Audit Committee Chair Additional Retainer	20,000
Audit Committee Member Additional Retainer (Non-Chair)	10,000
Lead Independent Director Additional Retainer	50,000
In addition, effective January 1, 2025, the directors of our company who regularly reside outside Bermuda and the east coast of North America also received an additional annual stipend of $15,000. This payment recognizes the time it takes these directors to travel long distances to attend all regularly scheduled meetings and is in addition to reimbursement for travel and other out-of-pocket expenses. To the extent the director also serves on the board of directors of another publicly traded entity managed by Brookfield that holds the majority of its meetings in Bermuda, this annual stipend will be split between our company and the other Brookfield-managed entity.
The following table sets out information concerning the compensation earned by, paid to or awarded to the directors in their capacities as directors of the company during the year ended December 31, 2025. The directors are paid in U.S. dollars. The Governance and Nominating Committee periodically reviews board compensation in relation to its peers and other similarly-sized companies and is responsible for approving changes in compensation for non-employee directors.

Director Compensation Table
Name	Fees Earned in Cash ($)	Share and option-based awards(7) ($)	All Other Compensation(5) ($)	Total Annual Compensation ($)
Barry Blattman(4)	—	—	—	—
Michele Coleman Mayes	45,000	105,000	—	150,000
Soonyoung Chang	75,000	82,500	7,500	165,000
William Cox(1)(2)	157,500	52,500	—	210,000
Gregory Morrison(1)	120,000	40,000	—	160,000
Lori Pearson(4)	—	—	—	—
Lars Rodert(1)(3)	127,500	44,375	5,625	177,500
Anne Schaumburg(1)	—	160,000	—	160,000
Sachin Shah(4)	—	—	—	—
Michael McRaith(4)	—	—	—	—
Jay Wintrob(6)	—	123,750	—	123,750
__________________________
(1)    Audit Committee Member.
(2)    William Cox served as Lead Independent Director.
(3)    Lars Rodert served as Audit Committee Chair.
(4)    Due to their role with our company or Brookfield, as applicable, Michael McRaith, Barry Blattman, Lori Pearson and Sachin Shah do not receive compensation in their capacities as directors.
(5)    Dr. Chang, and Mr. Rodert, received a long-distance stipend of $15,000. The payment of Mr. Rodert’s long-distance travel stipend was split between our company and Brookfield Properties Partners L.P. A portion of their stipend was received in the form of DSUs from Brookfield Corporation in lieu of cash.
(6)    Jay Wintrob resigned as a director of the Company, effective September 30, 2025.
(7)    Certain independent directors received a portion of their annual fees in the form of DSUs from Brookfield Corporation in lieu of cash. The value of each DSU is equal to the market value of a Brookfield Class A Share.

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
During 2025, our NEOs received approximately $22 million in aggregate compensation paid by our company for all services to our company and our subsidiaries. Our NEOs may, at the discretion of our company, or Brookfield Corporation, and/or BAM as applicable, participate in certain long-term incentive plans of our company, Brookfield Corporation and/or BAM for their services to our company, Brookfield Corporation or BAM, including in the form of deferred share units, restricted shares, escrowed shares, and stock options. Each form of Brookfield Corporation, BAM and Brookfield Wealth Solutions long-term incentive plans have similar terms and conditions.
There are no employment contracts between the NEOs and our company or Brookfield Corporation. None of the NEOs have any termination, change of control arrangement or other compensatory plan, contract or arrangement with our company or Brookfield Corporation.
Compensation Elements for our NEOs
Our company has adopted an approach to compensation that aligns with Brookfield Corporation’s approach and consists of the three primary elements of base salary, cash bonus, and participation in long-term incentive plans. As executives progress within our company, we expect that an increasingly larger share of annual compensation for these executives will be represented by awards pursuant to one of the long-term incentive plans of Brookfield or our company. The awards under these plans vest over time, in order for the executives to increase their ownership interest under one of the long-term incentive plans of Brookfield or our company and to be consistent with our company’s focus on long-term value creation.
Compensation of the NEOs for the year ended December 31, 2025 was determined by the Compensation Committee.
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
The level of cash bonus and long-term incentive compensation granted to each NEO is discretionary. While no specific weight is given to the achievement of any individual objective, consideration is given to their accomplishments during the year, an assessment of their decisions and actions and how those decisions and actions align with the long-term strategy of value creation as well as how the NEO considered the risks associated with such decisions. In addition, consideration is given to the achievement of objectives set at the beginning of the year with our Chief Executive Officer and whether any objectives were not met because management made decisions in the best long-term interests of the business or due to factors outside of management’s control.
Given that the exchangeable shares are intended to be, as nearly as practicable, functionally and economically equivalent to an investment in Brookfield Class A Shares and that any long-term equity incentive plan of our company would need to be operated and administered as a long-term equity incentive plan of Brookfield, our company determined that continued participation by our NEOs in Brookfield’s long-term incentive plans remains appropriate.
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
Brookfield has three forms of long-term incentive plans, of which the terms and conditions are substantially the same between each company, in which certain NEOs of our company participate. They are described below in more detail:
1.    Management Share Option Plan. The management share option plans of Brookfield (the “MSOP”), govern the granting to executives of options to purchase the respective Brookfield Class A Shares at a fixed price. The options typically vest as to 20% per year commencing on the first anniversary of the date of the award and are exercisable over a ten-year period. The MSOP is administered by the board of directors of Brookfield. Options are typically granted in late February or early March of each year as part of the annual compensation review. Brookfield’s compensation committee has a specific written mandate to review and approve executive compensation. Brookfield’s compensation committees make recommendations to the respective Brookfield board of directors with respect to the proposed allocation of options based, in part, upon the recommendations of our Chief Executive Officer. The Brookfield board of directors must then give their final approval. The number of options granted to NEOs is determined based on the scope of their roles and responsibilities and their success in achieving the company’s objectives. Consideration is also given to the number and value of previous grants of options. Since the annual option awards are generally made during a blackout period, the effective grant date for such options is set six business days after the end of the blackout period. The exercise price for such options is the volume-weighted average trading price for the respective Brookfield Class A Shares on the NYSE for the five business days preceding the effective grant date.
2.    Deferred Share Unit Plan. Brookfield’s deferred share unit plans (the “DSUP”), provide for the issuance of deferred share units (“DSUs”), the value of which are equal to the value of the respective Brookfield Class A Share. DSUs vest over periods of up to five years, with the exception of DSUs awarded in lieu of a cash bonus which vest immediately. DSUs can only be redeemed for cash upon cessation of employment through retirement, resignation, termination or death. The DSUP is administered by the respective Brookfield compensation committees. DSUs are issued based on the value of the respective Brookfield Class A Shares at the time of the award, which we refer to as the DSU allotment price. In the case of DSUs acquired through the reinvestment of cash bonus awards, the DSU allotment price is equal to the exercise price for options granted at the same time as described above. Holders of DSUs will be allotted additional DSUs as dividends are paid on the respective Brookfield Class A Shares on the same basis as if the dividends were reinvested pursuant to Brookfield’s dividend reinvestment plan. These additional DSUs are subject to the same vesting provisions as the underlying DSUs. The redemption value of DSUs will be equivalent to the market value of an equivalent number of the respective Brookfield Class A Shares on the cessation of employment with Brookfield.

3.    Restricted Stock Plans. Brookfield has restricted stock plans and an escrowed stock plan, which we refer to as the restricted stock plan and escrowed stock plan, respectively. These plans were established to provide Brookfield and its executives with alternatives to Brookfield’s existing plans which would allow executives to increase their share ownership. Restricted shares have the advantage of allowing executives to become Brookfield shareholders, receive dividends, and to have full ownership of the shares after the restriction period ends. Restricted shares must be held until the vesting date (or in certain jurisdictions until the fifth anniversary of the award date). Holders of restricted shares receive dividends that are paid on the respective Brookfield Class A Shares in the form of cash, unless otherwise elected. The escrowed stock plan governs the award of non-voting common shares, which we refer to as escrowed shares, of one or more private companies, which we refer to as an escrow company, to executives or other individuals designated by Brookfield’s compensation committees. Each escrow company is capitalized with common shares and preferred shares issued to Brookfield for cash proceeds. Each escrow company uses its cash resources to directly and indirectly purchase the respective Brookfield Class A Shares on the open market. Dividends paid to each escrow company on the Brookfield Class A Shares acquired by the escrow company will be used to pay dividends on the preferred shares which are held by Brookfield. The respective Brookfield Class A Shares acquired by an escrow company will not be voted. Escrowed shares typically vest 20% each year commencing on the date of the first anniversary of the award date. Each holder may exchange escrowed shares for Brookfield Class A Shares issued from treasury no more than 10 years from the award date. The value of Brookfield Class A Shares issued to a holder on an exchange is equal to the increase in value of the Brookfield Class A Shares held by the applicable escrow company.
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
In addition to these Brookfield plans, our company has established two share-based long-term incentive plans, in which certain NEOs of our company participate. They are described in more detail below:
1.BWS Restricted Stock Plan. In 2023, our company adopted a restricted stock plan (the “BWS Restricted Stock Plan”). Executive officers and key employees of our company, Brookfield Corporation and BAM (other than non-employee members of the Board and residents of the United States) designated by the Board that provide services to our company or our company’s affiliates are eligible to participate in the BWS Restricted Stock Plan, subject to applicable laws and regulations. The maximum number of BWS Restricted Shares issuable under the BWS Restricted Stock Plan shall be equal to 10% of the issued and outstanding exchangeable shares from time to time, subject to adjustment in accordance with the provisions of the BWS Restricted Stock Plan. Further, the number of class A exchangeable shares that may be issuable to insiders of our company at any time, or issued in any one year to insiders of our company, under any of our company’s security-based compensation arrangements cannot exceed in either case 10% of the issued and outstanding class A exchangeable shares and class B shares; and no more than 5% of the issued and outstanding class A exchangeable shares may be issued under these arrangements to any one person. In addition, the number of Brookfield Class A Shares that may be issuable to Brookfield Corporation insiders at any time, or issued in any one year to Brookfield Corporation insiders, under any of Brookfield Corporation’s security-based compensation arrangements together with the BWS Restricted Stock Plan cannot exceed in either case 10% of the issued and outstanding Brookfield Class A Shares. The Board administers the BWS Restricted Stock Plan and determines the vesting period for each BWS Restricted Share grant, which is generally 20% per year over five years commencing the first year after the grant. The BWS Restricted Shares are not transferable until they are vested and no longer subject to any hold periods under the BWS Restricted Stock Plan, other than in the event of death or as otherwise approved by the Board. No incremental entitlements will be triggered by a change in control of our company under the BWS Restricted Stock Plan. The BWS Restricted Stock Plan contains an amending provision setting out the types of amendments which can be approved without shareholder approval and those which require shareholder approval. Shareholder approval will be required for any amendment that increases the number of class A exchangeable shares issuable under the BWS Restricted Stock Plan, any amendment expanding the categories of eligible participants which may permit the introduction or reintroduction of non-employee directors of our company on a discretionary basis, any amendment to remove or exceed the insider participation limits, any amendment which would permit BWS Restricted Shares to be transferable or assignable other than for normal estate planning purposes, any amendment which deletes or reduces the range of amendments requiring shareholder approval or other amendments required by law to be approved by shareholders. Shareholder approval will not be required for, among other matters, any amendment to the BWS Restricted Stock Plan or any BWS Restricted Share that is of a housekeeping or administrative nature, that is necessary to comply with applicable laws or to qualify for favorable tax treatment, that is to the vesting, termination or early termination provisions, and to suspend or terminate the BWS Restricted Stock Plan. As of December 31, 2025, 50,012 BWS Restricted Shares are issued, representing approximately 0.08% of the issued and outstanding exchangeable shares as of that date. The number of BWS Restricted Shares granted under the BWS Restricted Stock Plan annually, expressed as a percentage of the weighted average number of exchangeable shares outstanding in the year, was 0.03% in 2025 and 0.05% in 2024. No shares were outstanding as of December 31, 2023.

2.BWS Escrowed Stock Plan. In 2024, our company adopted the BWS Escrowed Stock Plan. The BWS Escrowed Stock Plan is intended to incent and retain designated executives or other persons designated by the Board for an extended period and to further align their long-term interests with those of other shareholders in a manner that is less dilutive than alternative long term ownership plans, such as option plans. The BWS Escrowed Stock Plan will result in no net dilution over time because any newly issued exchangeable shares under the BWS Escrowed Stock Plan will be fully offset by the cancellation of exchangeable shares. In addition, awards granted under the BWS Escrowed Stock Plan are intended to replace other forms of compensation that our company may offer to executives or other persons designated by the Board, and not to increase the overall compensation received by those individuals. A maximum of 6,000,000 class A exchangeable shares may be issued under the BWS Escrowed Stock Plan, representing 9.19% of the issued and outstanding exchangeable shares as of December 31, 2025. No class A exchangeable shares (representing 0% of the issued and outstanding class A exchangeable shares) have been issued under the BWS Escrowed Stock Plan and 6,000,000 class A exchangeable shares (representing 9.19% of the issued and outstanding class A exchangeable shares) are available for future issuance as at December 31, 2025. The number of exchangeable shares that may be issuable to insiders of our company at any time, or issued in any one year to insiders of our company, under any of our company’s security-based compensation arrangements, including under the BWS Restricted Stock Plan and the BWS Escrowed Stock Plan, cannot exceed, in either case, 10% of the issued and outstanding class A exchangeable shares and class B shares; and no more than 5% of the issued and outstanding exchangeable shares may be issued under these arrangements to any one person. The BWS Escrowed Stock Plan governs the award of non-voting common shares (the “BWS Escrowed Shares”), of one or more private companies, which we refer to as an escrow company, to executives or other individuals designated by the Board. Each escrowed company is capitalized with common shares and preferred shares issued to our company. Each escrowed company will directly or indirectly purchase exchangeable shares. Escrowed companies may purchase exchangeable shares in the open market or, subject to obtaining exemptive relief, acquire the exchangeable shares that were acquired by Brookfield upon exchanges by our company’s shareholders. Participants will either be awarded BWS Escrowed Shares or be provided with an election to contribute exchangeable shares or other BWS Escrowed Shares of a different escrowed company as consideration for the BWS Escrowed Shares. Dividends paid to each escrowed company on the exchangeable shares acquired by the escrowed company will be used to pay dividends on the preferred shares which are held by our company and on certain BWS Escrowed Shares held by participants who contributed the underlying exchangeable shares to an escrowed company in connection with the award of BWS Escrowed Shares. The BWS Escrowed Shares acquired by an escrowed company will not be voted. Except as otherwise determined by our Board, 20% of BWS Escrowed Shares will vest on the first anniversary of the granting of such shares, with an additional 20% vesting on each subsequent anniversary, up to an including the fifth anniversary of the grant of the BWS Escrowed Shares. On date(s) determined by the holders of the BWS Escrowed Shares that are generally between the applicable vesting date and 10 years after the initial grant, the vested BWS Escrowed Shares will be acquired by our company in exchange for the issuance of exchangeable shares from treasury, where the value of such exchangeable shares being issued is equal to the BWS Escrowed Shares being acquired. The value of the escrowed shares will be equal to the increase in value of the exchangeable shares held by the escrowed company since the grant date of the BWS Escrowed Shares, based on the volume-weighted average price of the exchangeable shares on the New York Stock Exchange on the date of the exchange. Aside from transfers to our company in the case of a termination of employment or for personal estate planning purposes, transfers of BWS Escrowed Shares are not permitted. No incremental entitlements are triggered by a change in control of our company under the BWS Escrowed Stock Plan. The number of BWS Escrowed Shares granted under the BWS Escrowed Stock Plan annually, expressed as a percentage of the weighted average number of exchangeable shares outstanding in the year, was 0.29% in 2025. No BWS Escrowed Shares were granted in 2024. The BWS Escrowed Stock Plan contains an amending provision setting out the types of amendments which can be approved by the Board without shareholder approval and those which require shareholder approval. Shareholder approval will be required for any amendment that increases the number of exchangeable shares issuable under the BWS Escrowed Stock Plan, any amendment expanding the categories of eligibility under the BWS Escrowed Stock Plan which would have the potential of broadening or increasing insider participation, which would include any amendment that would permit the introduction or reintroduction of non-employee directors of our company as eligible participants, any amendment which deletes or reduces the range of amendments requiring shareholder approval or other amendments required by law to be approved by shareholders. Shareholder approval will not be required for, among other matters, any amendment to the BWS Escrowed Stock Plan or any BWS Escrowed Share that is of a housekeeping or administrative nature, that is necessary to comply with applicable laws or to qualify for favorable tax treatment, that is to the vesting, termination or early termination provisions (provided that the amendment does not entail an extension beyond the tenth anniversary of the award date), and to suspend or terminate the BWS Escrowed Stock Plan.

Each of our NEOs are subject to our company’s clawback policy. Pursuant to our clawback policy, executive officers of our company may be required to pay our company an amount equal to some or all of any cash payments or equity awards granted or paid to an executive officer under the terms of any of our company’s incentive compensation, including short- and long-term incentive plans (collectively, “Awards”). This payment may be required in the event an executive officer is determined to have engaged in conduct which the Compensation Committee determines is detrimental to our company. The Compensation Committee has full and final authority to make all determinations under the clawback policy including, without limitation, whether the clawback policy applies and if so, the amount of compensation to be repaid or forfeited by the executive officer. In order to protect our company’s reputation and competitive ability, executive officers of our company may be required to make such a payment if they engage in conduct that is detrimental to our company during or after the cessation of their employment with our company. Detrimental conduct includes any conduct or activity, whether or not related to the business of our company, that is determined in individual cases by the Compensation Committee, to constitute: (i) fraud, theft-in-office, embezzlement or other indictable offences; (ii) failure to abide by applicable financial reporting, disclosure and/or accounting guidelines; (iii) material violations of our company’s Code of Business Conduct and Ethics; or (iv) material violations of our company’s positive work environment policy (including the sexual harassment related provisions thereof). The clawback policy relates to any Awards received (i) on or after the date the executive officer is determined to have engaged in detrimental conduct and/or (ii) the two-year period prior to the date the executive officer is determined to have engaged in detrimental conduct. Where it is determined that the executive officer engaged in detrimental conduct, the Compensation Committee will have the ability to: (i) require the executive officer to re-pay any Award granted or paid to the executive officer; (ii) cancel/revoke any prior Award that has not yet vested, and any Award that has vested but has not yet been exercised by the executive officer; and/or (iii) require the executive officer to re-pay the cash value realized by the executive officer on any Award that has already vested to the executive officer.
Summary of Compensation
The following table sets out information concerning the compensation earned by, paid to or awarded to the NEOs during the year ended December 31, 2025.
Mr. Shah, Mr. Lorilla and Mr. McRaith are paid in U.S. Dollars. Mr. Corbett and Mr. Forestell are paid in Canadian dollars. All Canadian dollar compensation amounts have been converted into U.S. dollars at an exchange rate of C$1.00 = US$0.7159, which was the average exchange rate for 2025 as reported by Bloomberg, unless otherwise noted.
Summary Compensation Table

	Year			Share-based Awards			Options-based Awards
Name and Principal Position		Annual Base Salary ($)	Annual Cash Bonus(1) ($)	Deferred Share Units (DSUs) ($)	Restricted Shares (2) ($)	Escrowed Shares(3) ($)	Options(4) ($)	Pension Value ($)	All Other Compensation(5) ($)	Total Annual Compensation ($)
Sachin Shah, Chief Executive Officer	2025	900,000	900,000	—	—	9,342,830	—	—	32,516	11,175,346
Lorenzo Lorilla, Chief Investment Officer	2025	700,000	700,000	—	—	—	2,628,313	—	37,736	4,066,049
Thomas Corbett, Chief Financial Officer	2025	447,438	447,438	—	357,950	—	1,387,339	—	30,090	2,670,255
Paul Forestell, Chief Actuary and Managing Partner	2025	411,643	411,643	—	—	—	730,296	—	30,090	1,583,672
Michael McRaith, Vice Chair	2025	700,000	700,000	—	—	—	876,090	—	29,827	2,305,917
__________________________
(1)    Each NEO is awarded an annual incentive which he or she can elect to receive in cash, DSUs or restricted shares.
(2)    The amount for 2025 restricted shares reflects Thomas Corbett’s award under the BWS Restricted Stock Plan.
(3)    The amount for 2025 reflects an annual grant of escrowed shares for Sachin Shah made in February 2026. The value awarded under the escrowed stock plan for annual grants is determined by Brookfield Corporation and considers the stock market price of the class A exchangeable shares at the time of the award and the potential increase in value. For awards made in 2025, this is based on a hold period of 7.5 years, a volatility of 29.87%, a risk free rate of 3.88% and a dividend yield of 0.7%. This value for all grants has been discounted by 25% to reflect the five-year vesting.
(4)    The amounts for 2025 reflect annual grants of options. The value awarded under the MSOP for annual grants is determined by Brookfield and considers the stock market price of the Brookfield Class A Shares at the time of the award and the potential increase in value. For Thomas Corbett, Lorenzo Lorilla, Paul Forestell and Michael McRaith, this is based on Brookfield Corporation options with a hold of 7.5 years, a volatility of 30.71%, a risk free rate of 3.88% and a dividend yield of 0.8%. These values, for the annual grants, have been discounted by 25% to reflect the five-year vesting.
(5)    These amounts include annual retirement savings contributions, group benefits and participation in the executive benefits program.

Option Awards and Share-Based Awards at December 31, 2025
The following table shows the Brookfield Corporation options, restricted shares, escrowed shares and DSUs outstanding at December 31, 2025.

Name	Option Awards Vested and Unvested		Share-Based Awards
			Restricted Shares			Escrowed Shares			Deferred Share Units (DSUs)
	Number of Securities Underlying Unexercised Options (#)	Market Value of Unexercised in-the-money Options(1)(2) ($)	Number of Unvested RSs (#)	Market Value of Unvested RSs(2) ($)	Market Value of Vested RS(2) ($)	Number of Unvested ESs(3) (#)	Market Value of Unvested ESs(2)(3) ($)	Market Value of Vested ESs(2)(3) ($)	Number of Unvested DSUs (#)	Market Value of Unvested DSUs(2) ($)	Market Value of Vested DSUs(2) ($)
Sachin Shah	—	—	—	—	—	5,939,967	130,189,931	94,900,523	—	—	20,734,663
Lorenzo Lorilla	639,150	10,491,414	63,434	2,910,964	338,301	—	—	—	—	—	—
Thomas Corbett	398,061	6,604,791	6,992	321,028	382,759	—	—	—	—	—	770,912
Paul Forestell	265,910	4,442,863	1,449	66,547	268,381	—	—	—	—	—	—
Michael McRaith	224,586	3,467,720	90,554	4,155,535	—	—	—	—	—	—	—
__________________________
(1)    The market value of the options is the amount by which the closing price of the Brookfield Class A Shares on December 31, 2025 exceeded the exercise price of the options.
(2)    All values are calculated using the closing price of a Brookfield Class A Share on December 31, 2025 on the TSX and NYSE, as applicable, according to the currency in which the awards were originally made. The closing price of a Brookfield Class A Share on the TSX on December 31, 2025 was $45.92 (C$63.02 converted to U.S. dollars at the Bloomberg mid-market exchange rate on December 31, 2025 of C$1.00 = US$0.7286) and $45.89 on the NYSE, as applicable.
(3)    The value of the escrowed shares is equal to the value of the Brookfield Class A Shares held by the applicable escrow company less the net liabilities and preferred share obligations of such escrow company.
The following table shows the BWS restricted shares and escrowed shares outstanding at December 31, 2025.

Name	Share-Based Awards
	Restricted Shares			Escrowed Shares
	Number of Unvested RSs (#)	Market Value of Unvested RSs(1) ($)	Market Value of Vested RS(2) ($)	Number of Unvested ESs(2) (#)	Market Value of Unvested ESs(1)(2) ($)	Market Value of Vested ESs(1)(2) ($)
Sachin Shah	—	—	—	1,125,000	6,663,263	—
Thomas Corbett	10,729	493,977	68,738	—	—	—
__________________________
(1)    All values are calculated using the closing price of a BWS Class A Share on December 31, 2025 on the TSX and NYSE, as applicable, according to the currency in which the awards were originally made. The closing price of a Brookfield Class A Share on the TSX on December 31, 2025 was $46.04 (C$63.19 converted to U.S. dollars at the Bloomberg mid-market exchange rate on December 31, 2025 of C$1.00 = US$0.7286) and $45.95 on the NYSE, as applicable.
(2)    The value of the escrowed shares is equal to the value of the BWS Class A Shares held by the applicable escrow company less the net liabilities and preferred share obligations of such escrow company.

Outstanding Option Awards at December 31, 2025
The following table shows the details of each Brookfield Corporation option outstanding at December 31, 2025.

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Options exercise price ($)	Options expiration date	Market value of unexercised options(1) ($)
Lorenzo Lorilla	43,500	31.0812	February 17, 2032	644,183
	214,575	24.2436	February 16, 2033	4,644,776
	224,400	26.6881	February 15, 2034	4,308,906
	156,675	40.1868	February 23, 2035	893,549

Thomas Corbett	17,100	21.0962	December 13, 2029	423,974
	3,375	24.6833	February 24, 2030	71,573
	21,825	23.7081	February 21, 2031	484,120
	19,875	31.0812	February 17, 2032	294,325
	119,212	24.2436	February 16, 2033	2,580,511
	112,200	26.6881	February 15, 2034	2,154,453
	104,474	40.1868	February 23, 2035	595,836

Paul Forestell	43,499	31.0812	February 17, 2032	644,168
	95,362	24.2436	February 16, 2033	2,064,244
	74,812	26.6881	February 15, 2034	1,436,533
	52,237	40.1868	February 23, 2035	297,918

Michael McRaith	24,862	31.0812	February 17, 2032	368,176
	59,625	24.2436	February 16, 2033	1,290,667
	74,812	26.6881	February 15, 2034	1,436,533
	65,287	40.1868	February 23, 2035	372,345
__________________________
(1)    The market value of the options is the amount by which the closing price of the Brookfield Class A Shares on December 31, 2025 exceeded the exercise price of the options. All values are calculated using the closing price of a Brookfield Class A Share on December 31, 2025 on the TSX and on the NYSE, as applicable. The closing price of a Brookfield Class A Share on the TSX on December 31, 2025 was $45.92 (C$63.02 converted to U.S. dollars at the Bloomberg mid-market exchange rate on December 31, 2025 of C$1.00 = US$0.7286) and $45.89 on the NYSE, as applicable.

Value Vested or Earned During 2025
The following table shows the value of all options, share-based awards, and non-equity plan compensation which vested during 2025.

	Value Vested During 2025(1)				Non-equity incentive plan compensation – Value earned during the year ($)
Named Executive Officer	Options(2) ($)	DSUs(3) ($)	Restricted Shares(4) ($)	Escrowed Shares ($)
Sachin Shah	—	456,227	—	9,270,077	900,000
Lorenzo Lorilla	138,435	—	129,954	—	700,000
Thomas Corbett	103,216	—	186,901	—	447,451
Paul Forestell	59,622	—	56,281	—	411,655
Michael McRaith	39,419	—	157,260	—	700,000
__________________________
(1)    All values are calculated using the closing price of a Brookfield Class A Share on the vesting date on the TSX and on the NYSE, as applicable. Canadian dollar amounts are converted into U.S. dollars using the average Bloomberg mid-market exchange rate for 2025 of C$1.00 = US$0.7286. The value of the escrowed shares is equal to the value of the Brookfield Class A Shares held by the escrow company less the net liabilities and preferred share obligations of the escrow company.
(2)    Values represent the amount by which the value of Brookfield Class A Shares exceeded the exercise price on the day the options vested.
(3)    Values in this column represent the value of Brookfield Corporation DSUs vested in 2025, including DSUs awarded on February 24, 2025 in lieu of the cash bonus related to performance in 2024.
(4)    Values in this column represent the value of restricted shares vested in 2025, including restricted shares awarded in lieu of the cash bonus related to performance in 2024.
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

ITEM 6.C    BOARD PRACTICES
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
Our Board receives annual operating plans for our business and more detailed presentations on particular strategies. Existing directors are invited to join the orientation sessions for new directors as a refresher. The directors have the opportunity to meet and participate in work sessions with management to obtain insight into the operations of our company and our operating subsidiaries. Directors are regularly briefed to ensure their understanding of industry-related issues such as accounting rule changes, transaction activity, capital markets initiatives, significant regulatory developments, as well as trends in corporate governance. Additionally, all directors are required to maintain a current understanding of our company’s business and operations, industries and sectors in which we operate globally, material developments and trends in asset management and our company’s strategic initiatives.

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
Personal Trading Policy
All directors, officers and employees of our company and its subsidiaries are subject to our personal trading policy, which prohibit trading in the securities of our company, Brookfield Corporation or Brookfield Asset Management Ltd., while in possession of material undisclosed information about our company, Brookfield Corporation or Brookfield Asset Management Ltd. Those individuals are also prohibited from entering into certain types of hedging transactions involving the securities of our company, such as short sales, prepaid variable forward contracts, equity swaps and put options. In addition, our personal trading policy prohibits trading in our company’s securities during prescribed blackout periods. We also require all executives and directors to pre-clear trades in our company’s securities.
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
ITEM 6.D    EMPLOYEES
We have over 4,000 full time employees located primarily in Canada, the U.S., United Kingdom, the Cayman Islands, Bermuda and Japan. These employees are responsible for the execution of all material aspects of the business including management, underwriting, oversight and decision-making responsibilities.
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
ITEM 6.E    SHARE OWNERSHIP
As of March 23, 2026, the directors and officers of our company, and their respective associates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, approximately 5% of the outstanding class A exchangeable shares. The following table shows the number of Class A exchangeable shares held by each of the directors and officers of our company as of March 23, 2026:

Name	Title	Number of class A exchangeable shares	Percentage of total class A exchangeable shares
Barry Blattman	Director	1,121,703	1.72%
Soonyoung Chang	Director	—	—
William Cox	Director	8,947	*
Michele Coleman Mayes	Director	—	—
Michael McRaith	Director	—	*
Gregory Morrison	Director	—	—
Lori Pearson	Director	199,532	*
Lars Rodert	Director	—	—
Anne Schaumburg	Director	2,184	*
Sachin Shah	Director and Chief Executive Officer	1,948,603	2.98%
Thomas Corbett	Chief Financial Officer	19,436	*
Paul Forestell	Managing Partner and Chief Actuary	—	—
Lorenzo Lorilla	Chief Investment Officer	—	—
__________________________
* Represents less than 1% of the applicable total.
ITEM 6.F    DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION
Not applicable.

ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
ITEM 7.A    MAJOR SHAREHOLDERS
The table below presents information as of March 23, 2026 regarding each person or entity that beneficially owns 5% or more of our class A exchangeable shares and class B shares. Our class A exchangeable shares held by the principal shareholders listed below do not entitle such shareholders to different voting rights than those of other holders of our class A exchangeable shares.

Name	Class A Exchangeable Shares Beneficially Owned (1)(3)		Class B Shares Beneficially Owned(1)(2)
	Number	Percentage(2)	Number	Percentage
Bruce Flatt(4)	23,581,468	9.9%	—	—%
BNT Trust	—	—%	36,000	100.0%
PVII(5)	12,320,343	9.9%	—	—%
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
(4)    Mr. Flatt, directly and indirectly (including in certain instances through non-controlling interests), owns 23,581,468 class A exchangeable shares, which represents 36.09% of the issued and outstanding class A exchangeable shares based on 65,327,130 class A exchangeable shares outstanding on March 23, 2026.
(5)    PVII holds, directly and indirectly, 12,320,343 class A exchangeable shares through its wholly-owned subsidiary, PVII BN Holdings LP, which represents 18.85% of the issued and outstanding class A exchangeable shares based on 65,327,130 class A exchangeable shares outstanding on March 23, 2026.
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
As of March 23, 2026, 18,698 out of our 65,327,130 outstanding class A exchangeable shares were held by 610 holders of record in the United States, not including class A exchangeable shares held of record by DTC. As of March 23, 2026, DTC was the holder of record of 30,238,450 class A exchangeable shares.
ITEM 7.B    RELATED PARTY TRANSACTIONS
Our exchangeable shares have been structured with the intention of providing an economic return equivalent to the Brookfield Class A Shares due to each exchangeable share (i) being exchangeable at the option of the holder for one Brookfield Class A Share or its cash equivalent (the form of payment to be determined at the election of Brookfield Corporation), subject to certain limitations as more fully described in this Form 20-F, and (ii) receiving distributions at the same time and in the same amounts as dividends on the Brookfield Class A Shares. Therefore, we expect that the market price of our exchangeable shares should be impacted by the market price of the Brookfield Class A Shares and the business performance of Brookfield Corporation (including as a result of its investment in BAM). Brookfield Corporation is the sole holder, directly or indirectly, of all of our class C shares, which entitle Brookfield Corporation to all of the residual value in our company after payment in full of the amount due to holders of exchangeable shares and class B shares (consisting of any declared and unpaid distributions, and the delivery of Brookfield Class A Shares or the cash equivalent on a redemption or liquidation) and subject to the prior rights of holders of Preferred Shares. We believe this residual economic interest, together with the mechanisms to create economic equivalence between the exchangeable shares and Brookfield Class A Shares, aligns the interests of Brookfield Corporation and our shareholders since an investment in our exchangeable shares provides investors with the same economic exposure to the broader business of Brookfield Corporation as an investment in the Brookfield Class A Shares.
As a result of the exchanges of our exchangeable shares that occur from time to time, Brookfield Corporation may own certain of our exchangeable shares. Brookfield Corporation currently owns less than 5% of the exchangeable shares. In its capacity as the holder of the class C shares, any exchangeable shares that are owned by Brookfield Corporation from time to time are convertible at its option into additional class C shares. Brookfield Corporation will be entitled to cast one vote for each class A exchangeable share to the extent held on the record date for voting at a meeting of shareholders of the company, consistent with the rights of other holders of the class A exchangeable shares.

Brookfield Corporation will also have a consent right over certain matters regarding our company and the right to commence a liquidation of our company upon the occurrence of certain events. See Item 10.B “Memorandum and Articles of Association — Rights Agreement” for a further description of the Rights Agreement, Item 10.B “Memorandum and Articles of Association — Class A Exchangeable Shares and Class A-1 Exchangeable Shares — Redemption”, Item 10.B “Memorandum and Articles of Association — Class C Shares — Conversion of Tendered Class A Exchangeable Shares”, Item 10.B “Memorandum and Articles of Association — Class C Shares — Voting” and Item 10.B “Memorandum and Articles of Association — Comparison of the Rights of Holders of Exchangeable Shares and Brookfield Class A Shares — Shareholder Resolution Approvals”.
For a description of certain related party transactions, see Note 26, “Related Party Transactions” in the notes to the consolidated financial statements.
Conflicts of Interest
Brookfield is a global alternative asset manager with a substantial amount of assets under management and a long history of investing in, owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies, and strategies. Brookfield’s activities include, among others: (a) investment and asset management; (b) sponsoring, offering and managing private and public investment vehicles, including vehicles with proprietary and/or third-party capital, that invest in the global fixed income, currency, commodity, equities, debts, loans, private equity, private debt and other markets; (c) managing and investing insurance and reinsurance capital; (d) developing, constructing, owning, managing, operating and servicing a diverse portfolio of real estate assets, renewable power, infrastructure, private equity, and other companies and assets held by investment vehicles, including among others residential, commercial, logistics, hospitality, storage and mixed-use real estate, data, transport, utilities, midstream, and other infrastructure assets, hydro, wind, solar, distributed energy, sustainable solutions and other renewable power and climate transition assets, and other businesses and assets that provide essential products and services; (e) providing capital and financing solutions, including value-driven, opportunistic and bespoke credit and financing structures, as well as financial advisory, business development, capital markets, underwriting and syndication, and other financial services to its investment vehicles and third-parties; and (f) other activities.
As noted in this Form 20-F, we refer to our company as a paired entity to Brookfield Corporation – our exchangeable shares have been structured with the intention of providing an economic return equivalent to the Brookfield Class A Shares due to each exchangeable share (i) being exchangeable at the option of the holder for one Brookfield Class A Share or its cash equivalent (the form of payment to be determined at the election of Brookfield Corporation), subject to certain limitations as more fully described in this Form 20-F, and (ii) receiving distributions at the same time and in the same amounts as dividends on the Brookfield Class A Shares, and Brookfield Corporation is the sole holder, directly or indirectly, of all of our class C shares, which entitle Brookfield Corporation to all of the residual value in our company after payment in full of the amount due to holders of exchangeable shares and class B shares (consisting of any declared and unpaid distributions, and the delivery of Brookfield Class A Shares or the cash equivalent on a redemption or liquidation) and subject to the prior rights of holders of Preferred Shares. In addition, Brookfield Corporation (which is the primary vehicle through which Brookfield owns ownership interests in assets, businesses and investment vehicles) holds an approximate 73% interest in BAM (which is the primary vehicle through which Brookfield provides investment advisory and related services to Brookfield Accounts), creating a significant economic alignment between Brookfield Corporation and BAM and, by extension, between our company and BAM. As noted elsewhere, Brookfield Accounts include Brookfield-sponsored public and private investment vehicles and programs managed on behalf of third-party investors and Brookfield proprietary accounts, including private funds, publicly listed issuers, joint ventures, partnerships, consortiums, separate accounts, co-investment vehicles, sidecar vehicles, region-, strategy-, and sector-specific vehicles, and insurance companies.
In light of the alignment of interests among our company, Brookfield Corporation and BAM, and as noted in this Form 20-F, a key element of our business strategy is to leverage Brookfield’s broader investment, operational and financial platform for our benefit. We leverage Brookfield’s broader business platform’s experience, expertise, reach, relationships, connectivity, positioning and business activities to enhance and optimize our investments, operations and other business activities across industries, sectors, geographies and strategies, including in connection with the sourcing of investment opportunities and deal flow, financial resources, access to capital markets and operating needs. Overall, we believe that this is in our best interests because we believe that access to and the ability to leverage Brookfield’s broader business platform will enhance our capabilities and increase our value. This forms an integral part of our operations.

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
Our business strategy and overall relationship with Brookfield will give rise, in the ordinary course, to various potential and/or actual conflicts of interest considerations, particularly where our interests could conflict with those of other Brookfield Accounts and their third-party investors. For example, our company expects to: (a) compete with other Brookfield Accounts for investment opportunities, (b) from time to time, invest in (or exit from) investments on terms and/or at times that are different from those applicable to other Brookfield Accounts, (c) invest in different parts of an issuer’s or portfolio company’s capital structure (e.g., debt investments) relative to investments made by other Brookfield Accounts (e.g., equity investments, investments in different parts of an issuer’s debt capital structure), potentially leading to divergent interests upon certain events, such as defaults by the issuer on debt payments, (d) limit (and, under certain circumstances, reduce) the size of investments made in different parts of an issuer’s or portfolio company’s capital structure relative to investments made by other Brookfield Accounts and manage such investments pursuant to a passive investment strategy (for example, our company generally will not vote on matters presented to investors in the relevant tranche or class to vote on or otherwise participate in, or seek to influence the outcome of, negotiations and/or decisions relating to the relevant tranche or class, but rather defer to the third-party investors controlling the applicable tranche or class (or an independent third-party agent acting on behalf of all investors in the relevant tranche or class) to act on behalf of all investors in that tranche or class as a whole to mitigate the potential and/or actual conflicts of interest considerations relative to Brookfield’s other client accounts and their investors), (e) provide capital solutions, including financings and/or refinancings, to other Brookfield Accounts and/or portfolio companies thereof, which require a negotiation of the terms of such arrangements, (f) facilitate activities of other Brookfield Accounts, including through warehousing arrangements for and/or joint transactions with other Brookfield Accounts, (g) from time to time be subject to investment or trading restrictions (including prohibitions on trading activities and/or limitations on position sizes) as a result of information obtained and/or other activities engaged in by Brookfield on behalf of other Brookfield Accounts, and/or (h) execute other transactions between our company, on the one hand, and other Brookfield Accounts, on the other hand.
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
ITEM 7.C    INTERESTS OF EXPERTS AND COUNSEL
Not applicable.

ITEM 8    FINANCIAL INFORMATION
ITEM 8.A    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
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
See Item 18 “Financial Statements”.
ITEM 8.B    SIGNIFICANT CHANGES
A discussion of the significant changes in our business can be found under Item 4 “Information on the Company”, Item 4.A “History and Development of the Company” and Item 5.A “Operating Results”.
ITEM 9    THE OFFER AND LISTING
ITEM 9.A    OFFER AND LISTING DETAILS
The class A exchangeable shares are listed on the NYSE and the TSX under the symbol “BNT”. Our class A exchangeable shares began trading on the NYSE and the TSX on June 28, 2021.
ITEM 9.B    PLAN OF DISTRIBUTION
Not applicable.
ITEM 9.C    MARKETS
See Item 9.A “Offer and Listing Details”.
ITEM 9.D    SELLING SHAREHOLDERS
Not applicable.
ITEM 9.E    DILUTION
Not applicable.
ITEM 9.F    EXPENSES OF THE ISSUE
Not applicable.

ITEM 10    ADDITIONAL INFORMATION
ITEM 10.A    SHARE CAPITAL
Not applicable.
ITEM 10.B    MEMORANDUM AND ARTICLES OF ASSOCIATION
Our authorized share capital consists of: (i) 1,500,000,000 class A exchangeable shares; (ii) 750,000,000 class A-1 exchangeable shares; (iii) 750,000 class B shares; (iv) 1,000,000,000 class C shares; (v) (a) 1,000,000,000 Class A Junior Preferred Shares (issuable in series), and (b) 1,000,000,000 Class B Junior Preferred Shares (issuable in series), which we refer to together with the Class A Junior Preferred Shares as the Junior Preferred Shares; and (vi) (a) 100,000,000 Class A Senior Preferred Shares (issuable in series), and (b) 100,000,000 Class B Senior Preferred Shares (issuable in series), which we refer to together with the Class A Senior Preferred Shares as the Senior Preferred Shares, and collectively with the Junior Preferred Shares, as the Preferred Shares.
As of March 23, 2026, there were 65,327,130 Class A Exchangeable Limited Voting Shares, 36,000 Class B Limited Voting Shares and 272,687,160 Class C Non-Voting Shares.
The company is an exempted company limited by shares incorporated under the laws of Bermuda and is registered with the Bermuda Registrar of Companies with registration number 56130. Subject to applicable law and the provisions of our company’s memorandum of association and bye-laws, the objects of the company’s business are unrestricted.
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
Adjustments to Reflect Certain Capital Events. The exchange factor (which initially shall be one) is subject to adjustment in accordance with our company’s bye-laws to reflect certain capital events, including (i) if Brookfield Corporation declares or pays a dividend to its shareholders consisting wholly or partly of Brookfield Class A Shares or if our company declares or pays a distribution to our shareholders consisting wholly or partly of exchangeable shares, in each case, without a corresponding dividend or distribution, as applicable, being paid by the other entity; (ii) if Brookfield Corporation or our company splits, subdivides, reverse-splits or combines its outstanding Brookfield Class A Shares or exchangeable shares, as applicable, without a corresponding event occurring at the other entity; (iii) if Brookfield Corporation or our company distributes any rights, options or warrants to all or substantially all holders of its Brookfield Class A Shares or exchangeable shares to convert into, exchange for or subscribe for or to purchase or to otherwise acquire Brookfield Class A Shares or exchangeable shares (or other securities or rights convertible into, exchangeable for or exercisable for Brookfield Class A Shares or exchangeable shares), as applicable, without a corresponding distribution of comparable rights, options or warrants by the other entity; (iv) if Brookfield Corporation effects a spin-off, unless a corresponding event (or a distribution/equivalent compensation) occurs at our company in respect of the exchangeable shares; (v) if Brookfield Corporation distributes to all or substantially all holders of Brookfield Class A Shares evidences of its indebtedness or assets (including securities), or rights, options or warrants to convert into, exchange for or subscribe for or to purchase or to otherwise acquire such securities but excluding all distributions where a comparable distribution (or the cash equivalent) is made by our company; or (vi) if Brookfield Corporation or one of its subsidiaries makes a payment in respect of a tender or exchange offer for the Brookfield Class A Shares (but excluding for all purposes any exchange or tender offer to exchange Brookfield Class A Shares for exchangeable shares or any other security economically equivalent to Brookfield Class A Shares), to the extent that the cash and value of any other consideration included in the payment per Brookfield Class A Share exceeds certain thresholds.
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

Redemption
Our Board will have the right, subject to the prior written consent of Brookfield Corporation, as the sole holder, directly or indirectly, of the class C shares, and upon 60 days’ prior written notice to holders of exchangeable shares, to redeem all of the then outstanding exchangeable shares at any time and for any reason, in its sole discretion and subject to applicable law, including without limitation following the occurrence of any of the following redemption events: (i) the total number of class A exchangeable shares outstanding decreases by 50% or more over any six-month period; (ii) the daily market value of the class A exchangeable shares (based on the closing price on the NYSE on each trading day) (A) is less than $250 million for more than six consecutive months or (B) decreases by 50% or more from its high over any three-month period; (iii) a person acquires 90% of the Brookfield Class A Shares in a takeover bid (as defined by applicable securities law); (iv) shareholders of Brookfield Corporation approve an acquisition of Brookfield Corporation by way of arrangement, amalgamation or similar transaction; (v) shareholders of Brookfield Corporation approve a restructuring or other reorganization of Brookfield Corporation or a liquidation, insolvency or winding-up of Brookfield Corporation is pending; (vi) there is a pending sale of all or substantially all of Brookfield Corporation’s assets; (vii) there is a change of law (whether by legislative, governmental or judicial action), administrative practice or interpretation, or a change in circumstances of our company and our shareholders, that may result in adverse tax consequences for our company or our shareholders; or (viii) our Board, in its sole discretion, concludes that the holders of exchangeable shares are adversely impacted by a fact, change or other circumstance relating to our company. For greater certainty, shareholders do not have the ability to vote on such redemption and the Board’s decision to redeem all of the then outstanding exchangeable shares will be final.
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
Choice of Forum for Bermuda Act and U.S. Securities Act Claims
Pursuant to our bye-laws, unless we consent in writing to the selection of an alternative forum (and our company will always provide such consent with respect to the Superior Court of Justice of the Province of Ontario, Canada and appellate Courts thereof), the Supreme Court of Bermuda shall, to the fullest extent permitted by law, be the sole and exclusive forum for any dispute that arises concerning the Bermuda Act or out of or in connection with our bye-laws, including any question regarding the existence and scope of our bye-laws and/or whether there has been any breach of the Bermuda Act or our bye-laws by an officer or director (i.e., the Bermuda Forum Provision). The Bermuda Forum Provision will not apply to any causes of action arising under the U.S. Securities Act or the U.S. Exchange Act. In addition, our bye-laws further provide that unless we consent in writing to the selection of an alternative forum, the federal courts of the United States shall be the sole and exclusive forum for resolving any complaint filed in the United States asserting a cause of action arising under the U.S. Securities Act (i.e., the U.S. Federal Forum Provision). Our bye-laws provide that any person or entity purchasing or otherwise acquiring any interest in our exchangeable shares is deemed to have notice of and consented to the Bermuda Forum Provision and the U.S. Federal Forum Provision; provided, however, that shareholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder. The Bermuda Forum Provision and the U.S. Federal Forum Provision in our bye-laws may impose additional litigation costs on shareholders in pursuing any such claims. Additionally, the forum selection clauses in our bye-laws may limit our shareholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit our shareholders. See Item 3.D “Risk Factors — Risks Relating to the Exchangeable Shares — Our bye-laws designate specific courts in Bermuda as the exclusive forum for certain litigation that may be initiated by our shareholders, which could limit our shareholders’ ability to obtain a desired judicial forum for disputes with us.”
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
Distributions
The holder of class C shares will be entitled to receive distributions as and when declared by our Board subject to the prior rights of the holders of all classes and series of the Preferred Shares, class A exchangeable shares, class A-1 exchangeable shares, class B shares, and any other shares ranking senior to the class C shares with respect to priority in payment of distributions. The holder of our class C shares will be entitled to receive distributions if, as and when declared or authorized. Our Board has adopted a policy that, to the extent the Company pays any distributions on the class C shares, such distributions on the class C shares may be paid quarterly in an amount equal to our company’s Distributable Operating Earnings per class C share after payment of distributions on the class A exchangeable shares, class A-1 exchangeable shares, class B shares and any other shares ranking senior to the class C shares and after reasonable provision for any other applicable obligations and commitments. For the years ended December 31, 2025, 2024 and 2023, our company has not paid any distributions to the holder of class C shares. For further information on Distributable Operating Earnings (including a reconciliation), see Item 5.A “Operating Results—Non-GAAP Measures”.
The class C shares will not be consolidated or split in the event of, and equally with, a share consolidation or stock split of the Brookfield Class A Shares unless the holder of class C shares agrees to such split or consolidation.

Liquidation
The holder of class C shares will have the right, subject to applicable law, to resolve that our company commence a voluntary liquidation of our company following the occurrence of any of the following events: (i) the total number of class A exchangeable shares outstanding decreases by 50% or more over any six-month period; (ii) the daily market value of the class A exchangeable shares (based on the closing price on each trading day) (A) is less than $250 million for more than six consecutive months or (B) decreases by 50% or more from its high over any three-month period; (iii) a person acquires 90% of the Brookfield Class A Shares in a takeover bid (as defined by applicable securities law); (iv) the shareholders of Brookfield Corporation approve a sale of all or substantially all of the assets of Brookfield Corporation or an acquisition of Brookfield Corporation by way of arrangement, amalgamation or similar transaction; (v) the shareholders of Brookfield Corporation approve a restructuring or other reorganization of Brookfield Corporation or the liquidation, dissolution or winding up of Brookfield Corporation, or any other distribution of Brookfield Corporation’s assets among its shareholders for the purpose of winding up its affairs, is pending; (vi) there is a change of law (whether by legislative, governmental or judicial action), administrative practice or interpretation, or a change in circumstances of our company and our shareholders, that may result in adverse tax consequences for our company or our shareholders; (vii) the holder, in good faith, concludes that it is materially adversely impacted by an external fact unrelated to our company, a change, or other circumstance relating to our company or Brookfield that was not known to it on the effective date of the special dividend; or (viii) on any day during the months of January and June commencing in 2022 and every year thereafter, more than 20% of the total number of the class A exchangeable shares outstanding are controlled by one person or group of persons acting jointly or in concert within the meaning of applicable securities laws; provided that, in the case of all circumstances other than (ii), the circumstance cannot be cured within a period of 30 days. The foregoing right will only be exercisable following the expiration of such cure period (or in the case of (ii), following the occurrence of the event) and shall expire (A) in the case of all circumstances other than (viii), on the 90th day thereafter, (B) in the case of (viii), on the 60th day thereafter, and (C) in the case of (viii), the right will only be exercisable in the event that more than 20% of the total number of class A exchangeable shares outstanding are controlled by one person or group of persons acting jointly and in concert within the meaning of applicable securities laws at the time such right is exercised. For greater certainty, no consent or resolution of the class A exchangeable shares, class B shares, or any other class of shares will be required in connection with the commencement of such liquidation by the holder of the class C shares.
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
The Bermuda Act requires that the amount of shares that a company has authority to issue must be stated and specified in its memorandum of association. Under our bye-laws, and following the BWS Stock Split, we are authorized to issue 1,500,000,000 class A exchangeable shares, 750,000,000 class A-1 exchangeable shares, 750,000 class B shares, 1,000,000,000 class C shares, 1,000,000,000 Class A Junior Preferred Shares (issuable in series), 1,000,000,000 Class B Junior Preferred Shares (issuable in series), 100,000,000 Class A Senior Preferred Shares (issuable in series), and 100,000,000 Class B Senior Preferred Shares (issuable in series).
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
Our company’s bye-laws provide that the Board is set at a minimum of four members and a maximum of sixteen members or such number in excess thereof as the shareholders may determine, with (i) at least two directors being local residents of Bermuda, (ii) no more than three directors being resident in any one other country (aside from Bermuda), (iii) no more than two directors elected by holders of class A exchangeable shares being resident in any one other country (aside from Bermuda), and (iv) no more than two directors elected by holders of class B shares being resident in any one other country (aside from Bermuda), provided that the Board may, at its discretion, increase or decrease the residency requirements. In addition, our company’s bye-laws provide that, with respect to the directors elected by holders of class A exchangeable shares, no director or employee of Brookfield Corporation will be eligible to serve. Our company’s bye-laws may be amended to change the number of directors with the approval of a majority of the votes cast by holders of class A exchangeable shares and a majority of the votes cast by the class B shares, in each case who vote in respect of the amendment.
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
Under our company’s bye-laws, similar to Brookfield Corporation, no director term limits have been fixed. In addition, a majority voting policy consistent with TSX requirements has been adopted. For further information see Item 6.C “Board Practices — Term Limits and Board Renewal” for policy on mandatory retirement, term limits, or other Board turnover mechanisms.

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
Our company’s bye-laws provide that any director may be removed as follows: (a) with respect to the directors elected by holders of the class A exchangeable shares, an affirmative vote of holders of class A exchangeable shares holding a majority of the issued and outstanding class A exchangeable shares entitled to vote at a special general meeting convened and properly held or conferring the right to vote on a resolution to remove a director; (b) with respect to the directors elected by the holders of class B shares, an affirmative vote of class B shareholders holding a majority of the issued and outstanding class B shares entitled to vote at a special general meeting convened and properly held or conferring the right to vote on a resolution to remove a director; provided, that the notice of any such meeting convened for the purpose of removing a director must contain a statement of the intention to remove the director and be served on the director not less than 14 days before the meeting, and that the director shall be entitled to be heard at the meeting on the motion for his or her removal.
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
See above under the heading “Board Practices — Transactions in which a Director has an Interest” for further detail on conflicts of interest of directors.
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
Under Bermuda law, there are three key statutory methods for acquiring a Bermuda company which generally require shareholder approval and comprise a takeover offer, a merger/amalgamation or a scheme of arrangement. In order to effect a scheme of arrangement, a majority of shareholders in number representing 75% in value, present and voting in person or by proxy as well as the approval of the Bermuda Court is required. In the case of a merger/amalgamation, our company’s bye-laws require approval by a majority of the votes cast by holders of the class A exchangeable shares who vote in respect of the merger/amalgamation and a majority of the votes cast by holders of the class B shares who vote in respect of the merger/amalgamation. For purposes of approval of an amalgamation or merger, all shares, whether or not otherwise entitled to vote, carry the right to vote (including our class C shares). Any shareholder who does not vote in favor of the amalgamation or merger and who is not satisfied that they have been offered fair value for their shares may, within one month of receiving the notice of shareholder meeting to consider the amalgamation, apply to the Supreme Court of Bermuda to appraise the fair value of the shares.

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
Compulsory Acquisition
Under the OBCA, where over 90% of the shares of an offering corporation (other than shares held at the date of the bid by or on behalf of the bidder or an affiliate or associate of the bidder) are acquired pursuant to a takeover bid or issuer bid, by complying with the provisions of the OBCA, (i) the bidder can force the non-tendering shareholders to either sell their shares on the same terms as the tendering shareholders, or (ii) the non-tendering shareholders can demand payment from the corporation of the fair value of their securities in exchange for the surrender of their securities to the corporation.
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

Subject to any limitations or provisions to the contrary in its bye-laws, registered shares of a company incorporated under the Bermuda Act may be transferred by a written instrument of transfer. In the absence of a written instrument of transfer, the directors may accept such evidence of a transfer of shares as they consider appropriate. Shares that are listed or admitted to trading on an appointed stock exchange may be transferred in accordance with the rules and requirements of such exchange.
ITEM 10.C    MATERIAL CONTRACTS
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
2.Second Amended and Restated Support Agreement dated October 29, 2024, between our company and Brookfield Corporation, described below.
3.Second Administration Agreement dated October 29, 2024 between our company and Brookfield Corporation, described below.
4.Trademark Sublicense Agreement dated June 28, 2021 between our company and Brookfield Corporation, described below.
5.Credit Agreement dated June 28, 2021, and as amended and restated on September 12, 2023, between BWS Holdings Ltd. (f/k/a BAM Re Holdings Ltd.), NER SPC, NER Ltd., BWS US Holdings LLC (f/k/a BAMR US Holdings LLC), BAC Canada and BAC UK, as borrowers, BWS Holdings Ltd., as guarantor, Brookfield Corporate Treasury Ltd. and Brookfield Treasury Management Limited, as lenders, as described below.
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
ITEM 10.D    EXCHANGE CONTROLS
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
ITEM 10.E    TAXATION
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
This discussion is based on current provisions of the Code, the Treasury Regulations promulgated thereunder, judicial decisions, published positions of the IRS, and other applicable authorities, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect, and to differing interpretations. There can be no assurance that the IRS will not challenge the conclusions reflected herein or that a court would not sustain any such challenge. This discussion does not address all U.S. federal tax laws (such as estate or gift tax laws), nor does it address any aspects of U.S. state or local or non-U.S. taxation.
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

Taxation of Our Non-U.S. Subsidiaries
Our company and certain of our non-U.S. subsidiaries are treated as foreign corporations under the Code. Any non-U.S. subsidiary that is considered to be engaged in a trade or business in the United States generally will be subject to U.S. federal income taxation on a net basis on its income that is effectively connected with such U.S. trade or business (including a branch profits tax on the portion of its earnings and profits that is attributable to such income, subject to certain adjustments), unless otherwise provided under an applicable income tax treaty. In addition, a non-U.S. subsidiary generally will be subject to U.S. federal income taxation on a gross basis on certain U.S.-source income, as well as a U.S. federal excise tax on certain premiums earned on insurance with respect to U.S. risks that are not effectively connected with a U.S. trade or business, unless otherwise provided under an applicable income tax treaty.
We expect each of the non-U.S. subsidiaries to operate in a manner that will not cause it to be treated as engaged in a trade or business within the United States or, if applicable under an income tax treaty, engaged in a trade or business in the United States through a permanent establishment. However, the potential application of the BEAT (discussed below), the complex application of the U.S. federal income tax rules for determining the tax liability of a corporation, and other factors, including any future tax legislation, may cause some or all of the non-U.S. subsidiaries to conduct business differently. Moreover, there is considerable uncertainty as to when a foreign corporation is engaged in a trade or business within the United States and as to what constitutes a permanent establishment under the applicable tax treaties.
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
Bermuda-U.S. Treaty Benefits
If any of our non-U.S. subsidiaries that are insurance enterprises are entitled to the benefits of the Bermuda-U.S. Treaty for a given taxable year, they will not be subject to U.S. federal income tax on certain of their business profits for that year, unless those business profits are attributable to a permanent establishment in the United States. Our non-U.S. insurance subsidiaries currently intend to conduct their activities in such a manner as to avoid having a permanent establishment in the United States, but because the determination of whether a person has a permanent establishment in the United States is highly factual, and must be made annually, there can be no assurance that they will be successful in that regard.
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
Base Erosion and Anti-Abuse Tax
The BEAT operates as a minimum tax and generally is calculated as a percentage (10.5% for taxable years beginning after 2025) of the “modified taxable income” of an “applicable taxpayer”. Modified taxable income is calculated by adding back to a taxpayer’s regular taxable income the amount of certain “base erosion tax benefits” with respect to certain payments made to non-U.S. affiliates, as well as the “base erosion percentage” of any net operating loss deductions. The BEAT applies only to the extent it exceeds a taxpayer’s regular corporate income tax liability (determined without regard to certain tax credits) and only in years in which the “base erosion percentage” exceeds a specified percentage. If applicable in any given year, the BEAT may significantly increase the tax liability of our U.S. subsidiaries for such year.
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

Distributions on Brookfield Class A Shares
Subject to the PFIC considerations discussed below, a U.S. Holder that receives distributions on Brookfield Class A Shares generally will be subject to U.S. federal income tax consequences substantially similar to those described above under the heading “— Ownership and Disposition of Exchangeable Shares — Distributions on Exchangeable Shares”. However, our company understands that Brookfield Corporation currently does not, and does not intend to, calculate its earnings and profits under U.S. federal income tax principles. Therefore, U.S. Holders should expect each distribution generally to be reported as a dividend for U.S. federal income tax purposes, even if that distribution would otherwise be treated as a recovery of basis or as capital gain under the rules described above.
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
Our company understands that, based on the current and anticipated composition of the income, assets, and operations of Brookfield Corporation and its subsidiaries, Brookfield Corporation does not believe that it will be a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty, and a separate determination must be made after the close of each taxable year as to whether Brookfield Corporation is a PFIC for that year. Changes in the composition of Brookfield Corporation’s income or assets may cause Brookfield Corporation to become a PFIC. Accordingly, there can be no assurance that Brookfield Corporation will not be a PFIC for any taxable year.
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
Changes in U.S. Tax Law
The tax treatment of non-U.S. companies, their U.S. and non-U.S. insurance subsidiaries, and investors in such non-U.S. companies has been significantly altered by the Tax Cuts and Jobs Act, the Inflation Reduction Act, the OBBBA, and other recent U.S. tax legislation. There is significant uncertainty regarding the interpretation of certain provisions of such legislation. Although some guidance has been provided, much of it remains in proposed form. In addition, it is possible that “technical corrections” or other legislation could be enacted that would alter or clarify such tax laws, and any such alterations or clarifications could have retroactive effect. The effect of any changes to, clarifications of, or guidance under recent U.S. tax legislation could add significant expense and have an adverse effect on our business, financial condition, and operating results or on a U.S. Holder’s ownership and disposition of exchangeable shares.
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
This summary is not applicable to a Holder: (i) that is a “specified financial institution” (as defined in the Tax Act), (ii) that is a “financial institution” for purposes of the “mark-to-market property” rules in the Tax Act, (iii) an interest in which is a “tax shelter investment” (as defined in the Tax Act), (iv) that reports its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency, (v) in respect of whom our company is or will be, at any time, a “foreign affiliate” for the purposes of the Tax Act, including section 212.3 of the Tax Act) or of any corporation that does not deal at arm’s length with such Holder for the purposes of the Tax Act, (vi) that has entered into or will enter into a “derivative forward agreement” or a “dividend rental arrangement” (each as defined in the Tax Act) in respect of the exchangeable shares or Brookfield Class A Shares, (vii) that is a partnership, or (viii) that is exempt from tax under the Tax Act. Such Holders should consult their own tax advisors. This summary does not address the deductibility of interest on money borrowed with respect to the exchangeable shares or Brookfield Class A Shares.
This summary is based on the current provisions of the Tax Act and the regulations thereunder, all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and the current administrative policies and assessing practices of the CRA published in writing prior to the date hereof. This summary assumes that all Tax Proposals will be enacted in the form proposed but no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all.This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action or decision, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein. This summary is not exhaustive of all possible Canadian federal income tax consequences that may affect holders. Holders should consult their own tax advisors.
This summary is of a general nature only and is not, and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder or prospective Holder, and no representations concerning the Canadian federal income tax consequences to any particular Holder or prospective Holder are made. This summary is not exhaustive of all possible Canadian federal income tax considerations that may affect Holders and prospective Holders. Accordingly, Holders and prospective Holders should consult their own tax advisors with respect to an investment in the exchangeable shares or Brookfield Class A Shares, as applicable, having regard to their own particular circumstances.
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
Certain Resident Holders whose Brookfield Class A Shares might not otherwise qualify as capital property may be entitled to make the irrevocable election permitted by subsection 39(4) of the Tax Act, the effect of which may be to deem any such Brookfield Class A Shares (and all other “Canadian securities”, as defined in the Tax Act) owned by such Resident Holders to be capital property in the taxation year in which the election is made and in all subsequent taxation years. Resident Holders whose Brookfield Class A Shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election. The exchangeable shares will not be “Canadian securities” for the purpose of the irrevocable election under subsection 39(4) of the Tax Act and therefore no such election will apply to the exchangeable shares. Resident Holders who do not hold the exchangeable shares as capital property should consult their own tax advisors regarding their particular circumstances.
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
Redemptions, Exchanges and Other Dispositions of the Exchangeable Shares
A Resident Holder who disposes of, or who is deemed to dispose of, an exchangeable share, including a disposition to our company (whether on a redemption by our company or otherwise), or a disposition to Brookfield Corporation (whether on an exchange at the request of the Resident Holder, pursuant to the exercise by Brookfield Corporation of its call rights or otherwise), will realize a capital gain (or sustain a capital loss) equal to the amount by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the Resident Holder’s adjusted cost base of such share and any reasonable costs of disposition. Such capital gain (or capital loss) will be subject to the tax treatment described below under the heading “— Taxation of Capital Gains and Capital Losses”.
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
Refundable Tax
A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) or is or is deemed to be at any time in the relevant taxation year a “substantive CCPC” (as defined in the Tax Act) will be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income”, which is defined in the Tax Act to include dividends or deemed dividends that are not deductible in computing taxable income and an amount in respect of taxable capital gains. Resident Holders are advised to consult their own tax advisors in this regard.
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
Offshore Investment Fund Property
The “offshore investment fund property rules” in the Tax Act (the “OIFP Rules”) may require a Resident Holder to include in income in each taxation year an amount in respect of acquiring, holding or having an exchangeable share.
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
Additional Refundable Tax
A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) or is or is deemed to be at any time in the relevant taxation year a “substantive CCPC” (as defined in the Tax Act) will be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income”, which is defined in the Tax Act to include dividends or deemed dividends that are not deductible in computing taxable income and an amount in respect of taxable capital gains. Resident Holders are advised to consult their own tax advisors in this regard.

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
Notwithstanding that class A exchangeable shares or Brookfield Class A Shares, as applicable, may be a qualified investment for a TFSA, FHSA, RDSP, RRSP, RRIF or RESP, the holder of a TFSA, FHSA or RDSP, the annuitant of an RRSP or RRIF or the subscriber of an RESP, as the case may be, would be subject to a penalty tax in respect of the class A exchangeable shares or Brookfield Class A Shares, as applicable, if such class A exchangeable shares or Brookfield Class A Shares, as applicable, are a “prohibited investment” (as defined in subsection 207.01(1) of the Tax Act) for such Registered Plans. Based on the current provisions of the Tax Act, the class A exchangeable shares and Brookfield Class A Shares, as applicable, would not be a prohibited investment for a TFSA, FHSA, RDSP, RRSP, RRIF or RESP, provided that the holder of the TFSA, FHSA or RDSP, the annuitant of the RRSP or RRIF or the subscriber of the RESP, as the case may be, (i) deals at arm’s length with our company or Brookfield Corporation, as applicable, for purposes of the Tax Act and (ii) does not have a “significant interest” (as defined in subsection 207.01(4) of the Tax Act) in our company or Brookfield Corporation, as applicable. In addition, the class A exchangeable shares and Brookfield Class A Shares, as applicable, would not be a prohibited investment if the class A exchangeable shares or Brookfield Class A Shares, as applicable, are “excluded property” (as defined in subsection 207.01(1) the Tax Act) for a TFSA, FHSA, RDSP, RRSP, RRIF or RESP.
Holders who hold or intend to hold exchangeable shares or Brookfield Class A Shares received on a redemption, exchange or other disposition of exchangeable shares to our company or Brookfield Corporation in a Registered Plan should consult their own tax advisors with respect to the application of these rules in their particular circumstances.
Taxation of Holders not Resident in Canada
The following portion of the summary discusses the principal Canadian federal income tax consequences under the Tax Act and the regulations thereunder of holding and disposing of Brookfield Class A Shares received on a redemption, exchange or other disposition of exchangeable shares to our company or Brookfield Corporation to a Holder who, at all relevant times, for the purposes of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold the Brookfield Class A Shares in a business carried on in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere.
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
Disposition of Brookfield Class A Shares
A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of a Brookfield Class A Share, unless the Brookfield Class A Share constitutes taxable Canadian property of the Non-Resident Holder for purposes of the Tax Act at the time of the disposition or deemed disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident.
The circumstances under which a Brookfield Class A Share will constitute taxable Canadian property of a Non-Resident Holder are discussed below under the heading “— Taxable Canadian Property”.

In the event that the Brookfield Class A Share constitutes taxable Canadian property of a Non-Resident Holder and any capital gain that would be realized on the disposition thereof is not exempt from tax under the Tax Act pursuant to an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident, then the income tax consequences discussed above for Resident Holders under “Taxation of Holders Resident in Canada — Holding and Disposing of Brookfield Class A Shares — Disposition of Brookfield Class A Shares” will generally apply to the Non-Resident Holder.
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
ITEM 10.F    DIVIDENDS AND PAYING AGENTS
Not applicable.
ITEM 10.G    STATEMENT BY EXPERTS
Not applicable.
ITEM 10.H    DOCUMENTS ON DISPLAY
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

ITEM 10.I    SUBSIDIARY INFORMATION
Not applicable.
ITEM 10.J    ANNUAL REPORT TO SECURITY HOLDERS
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
ITEM 15    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of December 31, 2025, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) was carried out under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2025, our disclosure controls and procedures were effective.
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
Management’s Annual Report on Internal Control Over Financial Reporting
Our management team is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our principal executive and principal financial officers, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025, based on the criteria set forth in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on evaluation under the Internal Control—Integrated Framework, our management team concluded that our internal control over financial reporting was effective as of December 31, 2025.
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
Report of Independent Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who have also audited the financial statements of our company, as stated in their reports which are included herein.
Changes in Internal Control
There was no change in our internal control over financial reporting during the year ended December 31, 2025, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16    [RESERVED]

ITEM 16.A    AUDIT COMMITTEE FINANCIAL EXPERT
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
ITEM 16.B    CODE OF ETHICS
Our Board has adopted the Code of Business Conduct and Ethics, a copy of which is available on our company’s SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov and is available on our website at https://bnt.brookfield.com/corporate-governance/governance-documents. See Item 6.C “Board Practices — Code of Business Conduct and Ethics”.
ITEM 16.C    PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our company has retained Deloitte LLP (PCAOB ID No. 1208) to act as our company’s principal accountant.
The table below summarizes the fees for professional services rendered by Deloitte LLP for the audit of our annual financial statements for the years ended December 31, 2025 and 2024. A majority of the fees to Deloitte LLP are billed and settled in Canadian dollars. In order to provide comparability with our company’s financial statements, which are reported in U.S. dollars, all Canadian dollar amounts in the table have been converted to U.S. dollars at an average annual rate.

(MILLIONS)	2025	2024
Audit Fees(1)	$28.4	$19.4
Audit-Related Fees(2)	0.9	0.9
Tax Fees(3)	0.5	0.1
__________________________
(1)    Audit fees include fees for the audit of our annual consolidated financial statements, internal control over financial reporting and interim reviews of the consolidated financial statements included in our quarterly interim reports. This fee also includes fees for the audit or review of financial statements for certain of our subsidiaries.
(2)    Audit-related fees relate to ancillary services primarily driven by French language translation of our annual and quarterly filings.
(3)    Tax fees are principally for assistance in tax compliance and tax advisory services.
Our Audit Committee pre-approves all audit and non-audit services provided to our company by Deloitte LLP.
ITEM 16.D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.
ITEM 16.E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Our company may from time-to-time, subject to applicable law, purchase class A exchangeable shares in the open market, provided that any necessary approval has been obtained. All such class A exchangeable shares acquired by our company are cancelled or purchased by a non-independent trustee pursuant to the terms of our company’s long-term incentive plans. For the year ended December 31, 2025, we purchased no class A exchangeable shares in the open market and acquired (indirectly through escrow companies) 2,255,315 class A exchangeable shares that were acquired by Brookfield upon exchange by our company’s shareholders, only during the time period as set out in the table below.

Period(1)	Total number of class A exchangeable shares acquired	Average price paid per class A exchangeable share	Total number of class A exchangeable shares purchased as part of publicly announced plans or programs	Maximum number of class A exchangeable shares that may yet be purchased under the plans or programs
August 1, 2025 – August 31, 2025	2,255,315	$42.89	—	6,523,728
__________________________
(1)    No purchases or acquisitions of class A exchangeable shares were made in other periods for the year ended December 31, 2025.
ITEM 16.F    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
None.

ITEM 16.G    CORPORATE GOVERNANCE
We believe our corporate governance practices are not materially different from those required of U.S. domestic corporations under NYSE listing standards.
ITEM 16.H    MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16.I    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16.J    INSIDER TRADING POLICIES
We have adopted a written Personal Trading Policy governing the purchase, sale and other dispositions of our securities by our directors and employees that are designed to promote compliance with applicable insider trading laws, rules and regulations and the NYSE listing standards. A copy of our Personal Trading Policy is filed as an exhibit to this Form 20-F.
ITEM 16.K    CYBERSECURITY
Risk Management and Strategy
Our cybersecurity program is designed in alignment with industry-recognized standards, including the NIST Cybersecurity Framework, and incorporates risk-based controls intended to protect the confidentiality, integrity and availability of our systems and data. This includes compliance with the Enterprise Information Security Policy (“EISP”) established by Brookfield as our cybersecurity program.
Key highlights of our cybersecurity program include a comprehensive policy framework, reviewed and updated annually; security awareness training for all employees, completed annually; technology risk assessments for critical information systems and applications, performed annually and following all changes to these systems, continuous vulnerability scans, quarterly penetration testing, quarterly technology risk assessments and the use of software to protect the confidentiality, integrity and availability of our systems, including the use of anti-malware applications and the use of programs that log, monitor and audit system activities. The policies, standards, and guidance are structured to help our company respond effectively to the dynamically changing environment of cybersecurity threats, cybersecurity risks, technologies, laws, and regulations. Our company modifies its policies, standards, and guidance as needed to adjust to this changing environment.
In addition, all employees regularly undergo mandatory continuing cybersecurity and data protection training, supplemented by monthly phishing simulations and targeted in-person training sessions for higher-risk groups. Employees in higher-risk functions receive additional training and cybersecurity awareness education. The policies, standards, and guidance are structured to help our company respond effectively to the dynamically changing environment of cybersecurity threats, cybersecurity risks, technologies, laws, and regulations. Our company modifies its policies, standards, and guidance as needed to adjust to this changing environment.
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
Pursuant to the EISP, Brookfield’s executive management appointed a Chief Information Security Officer (the “CISO”) who has over twenty years of experience in cybersecurity oversight. The CISO works closely with Brookfield’s senior management, legal counsel and external counsel to develop and monitor Brookfield’s data protection, privacy and cybersecurity program and policies, including such policies that apply to our company. The CISO provides periodic reports to the Brookfield Audit Committee, which subsequently reports to the Brookfield Board of Directors about data protection and cybersecurity risks and issues.

In addition, Brookfield has established a Cyber Leadership Committee, led by the COO and composed of representatives from Brookfield operating business, including our company. The Cyber Leadership Committee meets quarterly to discuss cybersecurity risks, emerging technologies and associated risks, and security initiatives at Brookfield and its operating business.

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

1.3	Certificate of Name Change of Brookfield Wealth Solutions Ltd., dated September 4, 2024 (incorporated by reference to Exhibit 3.1 of our company’s Form 6-K filed with the SEC on September 6, 2024)
2.1	Description of Securities (incorporated by reference to Exhibit 2.1 of our company’s Form 20-F filed with the SEC on March 27, 2025)
4.1
Amended and Restated Rights Agreement, dated March 21, 2023, by and among Brookfield Corporation, Brookfield Wealth Solutions Ltd. and Wilmington Trust, National Association (incorporated by reference to Exhibit 4.1 to our company’s Form 20-F for the year ended December 31, 2022 filed with the SEC on March 31, 2023)

4.2
Second Amended and Restated Administration Agreement dated October 29, 2024, by and between Brookfield Corporation and Brookfield Wealth Solutions Ltd. (incorporated by reference to Exhibit 10.1 of our company’s Form 6-K filed with the SEC on October 31, 2024)

4.3
Equity Commitment Agreement, dated June 28, 2021, by and between Brookfield Corporation and Brookfield Wealth Solutions Ltd. (incorporated by reference to Exhibit 99.3 of our company’s Form 6-K filed with the SEC on June 29, 2021)

4.4
Trademark Sublicense Agreement, dated June 28, 2021, by and between Brookfield Corporation and Brookfield Wealth Solutions Ltd. (incorporated by reference to Exhibit 99.4 of our company’s Form 6-K filed with the SEC on June 29, 2021)

4.5
Second Amended and Restated Support Agreement, by and between Brookfield Corporation and Brookfield Wealth Solutions Ltd. dated October 29, 2024 (incorporated by reference to Exhibit 10.2 of our company’s Form 6-K filed with the SEC on October 31, 2024)

4.6
Credit Agreement, effective as of June 28, 2021, and amended and restated on September 12, 2023, by and among BWS Holdings Ltd., North End Re (Cayman) SPC, North End Re Ltd., BWS US Holdings LLC and Blumont Annuity Company as borrowers, BWS Holdings Ltd. as guarantor and Brookfield Corporate Treasury Ltd. and Brookfield Treasury Management Limited as lenders (incorporated by reference to Exhibit 4.6 of our company’s Form 20-F filed with the SEC on March 27, 2025)

8.1	List of Subsidiaries of Brookfield Wealth Solutions Ltd. (incorporated by reference to Item 4.C, “Organizational Structure”)
11.1	Personal Trading Policy of Brookfield Wealth Solutions Ltd. dated January 28, 2025 (incorporated by reference to Exhibit 11.1 of our company’s Form 20-F filed with the SEC on March 27, 2025)
12.1	Certification of Sachin Shah, Chief Executive Officer of Brookfield Wealth Solutions Ltd., pursuant to Section 302 of the Sarbanes Oxley Act of 2002*
12.2	Certification of Thomas Corbett, Chief Financial Officer of Brookfield Wealth Solutions Ltd., pursuant to Section 302 of the Sarbanes Oxley Act of 2002*
13.1	Certification of Sachin Shah, Chief Executive Officer of Brookfield Wealth Solutions Ltd., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002*
13.2	Certification of Thomas Corbett, Chief Financial Officer of Brookfield Wealth Solutions Ltd., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002*
15.1	Consent of Deloitte LLP, Independent Registered Public Accounting Firm*
97.1	Amended Clawback Policy of Brookfield Wealth Solutions Ltd. dated April 30, 2025*
__________________________
* Filed electronically herewith.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

Dated: March 25, 2026	BROOKFIELD WEALTH SOLUTIONS LTD.

	By:	/s/ Seamus MacLoughlin
		Name:	Seamus MacLoughlin
		Title:	Secretary

BROOKFIELD WEALTH SOLUTIONS LTD.
INDEX TO FINANCIAL STATEMENTS

Page
Audited Consolidated Financial Statements for Brookfield Wealth Solutions Ltd. as of December 31, 2025 and 2024 for the Years Ended December 31, 2025, 2024 and 2023, together with the accompanying notes and financial statement schedules thereto
F-1
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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Brookfield Wealth Solutions Ltd.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Brookfield Wealth Solutions Ltd. and subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated March 25, 2026, expressed an unqualified opinion on those financial statements.
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
March 25, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Brookfield Wealth Solutions Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Wealth Solutions Ltd. and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedules II, III, IV and VI (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 25, 2026 expressed an unqualified opinion on the Company’s internal control over financial reporting.
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
The Company establishes a liability for unpaid claims and claim adjustment expenses for its property and casualty insurance to provide for the estimated costs of paying claims under property and casualty insurance policies written by the Company. The property and casualty liability for unpaid claims is included within Policy and Contract Claims in the consolidated statements of financial position, which had a balance of $7.3 billion as of December 31, 2025. This liability is the amount estimated for incurred but not reported (“IBNR”) claims and claims that have been reported but not settled (“case reserves”), as well as associated claim adjustment expenses. The liability for unpaid claims is estimated based on actuarial techniques and using actuarial assumptions for loss development patterns that are based upon the Company’s historical experience and consider the effects of current developments and anticipated trends.
Given the subjectivity of estimating the IBNR and case reserves, particularly on long-tail and specialty type businesses, the related audit effort in evaluating the liability for unpaid claims and claim adjustment expenses required a high degree of auditor judgment and an increased extent of effort, including involvement of our actuarial specialists. Specifically, significant assumptions used by the Company to estimate unpaid claims and claim adjustment expenses involved significant measurement uncertainty, and included expected loss ratios, loss development factors, settlement patterns, and the weighting of actuarial methodologies.

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the significant assumptions to estimate the property and casualty liability for unpaid claims and claim adjustment expenses included the following among others:
•Tested the effectiveness of management’s controls over the property and casualty liability for unpaid claims and claim adjustment expenses, including those over the development, selection, and implementation of significant assumptions used in the actuarial estimates.
•Evaluated the significant assumptions used by the Company to estimate liabilities for unpaid claims and claims adjustment expenses by performing the following:
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
Fixed Index Annuity Contracts – Valuation of market risk benefits — Refer to Notes 2, 11 and 19 to the financial statements
Critical Audit Matter Description
Certain of the Company’s fixed index annuity and fixed rate annuity contracts provide minimum guarantees to policyholders that meet the definition of Market Risk Benefits (“MRBs”). MRBs are measured at fair value using stochastic models. The actuarial assumptions used in the MRBs calculation are the Company’s best estimate assumptions based on a combination of historical data and actuarial judgment. Significant assumptions include utilization of lifetime income benefit riders, option budget, non-performance risk, mortality rates, and lapse rates. MRBs that have a positive fair value are recorded within Other Assets and MRBs that have a negative fair value are recorded within Market Risk Benefits in the consolidated statements of financial position, which had a liability balance of $4.5 billion as of December 31, 2025.
We have assessed the significant judgments used in the determination of certain assumptions used in determination of the fair value of certain MRBs, the related audit effort in evaluating management’s selection of the significant assumption related to the lifetime income benefit rider utilization required a high degree of auditor judgment, and an increased extent of effort, including involvement of our actuarial specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the lifetime income benefit rider utilization assumption (“the assumptions”) selected by management for the valuation of certain MRBs included the following, among others:
•Tested the effectiveness of management’s controls over the valuation of certain MRBs, including management’s controls over the development, selection, and implementation of the assumptions used in the estimate.
•Evaluated the methods and assumptions used by the Company to estimate the fair value of certain MRBs by performing the following:
◦Tested the completeness and accuracy of the underlying data used in the determination of the assumptions.
◦Evaluated the reasonableness of the assumptions through the use of our actuarial specialists, drawing upon standard actuarial and industry practices.
◦With the assistance of our actuarial specialists, tested that the assumptions were applied in the Company’s valuation model as intended.
/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 25, 2026
We have served as the Company’s auditor since 2016.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DEC. 31 US$ MILLIONS, EXCEPT SHARE DATA	Note	2025	2024
Assets
Available-for-sale fixed maturity securities, at fair value (net of allowance for credit losses of $4 and $27, respectively; amortized cost of $63,157 and $53,651, respectively)	3	$64,209	$53,802
Equity securities, at fair value	4	7,972	3,854
Mortgage loans on real estate, at amortized cost (net of allowance for credit losses of $113 and $158, respectively)	5	11,231	12,426
Private loans, at amortized cost (net of allowance for credit losses of $181 and $97, respectively)	6	8,415	5,204
Investment real estate, at cost (net of accumulated depreciation of $238 and $232, respectively)	7	3,000	2,366
Real estate partnerships	7	4,241	3,438
Investment funds	8	8,962	6,111
Policy loans	11	234	276
Short-term investments, at estimated fair value	11	475	4,400
Other invested assets	11	1,305	1,089
Total investments		110,044	92,966
Cash and cash equivalents	11	13,014	12,243
Accrued investment income		892	860
Deferred policy acquisition costs, deferred sales inducements and value of business acquired	14	11,683	10,696
Reinsurance funds withheld	11	1,435	1,517
Premiums due and other receivables		620	647
Ceded unearned premiums		352	520
Deferred tax asset	22	687	760
Reinsurance recoverables and deposit assets	17, 19, 20	12,151	13,195
Property and equipment (net of accumulated depreciation of $400 and $377, respectively)		290	272
Intangible assets (net of accumulated amortization of $237 and $106, respectively)	15	1,625	1,690
Goodwill		783	783
Other assets	11, 19	2,783	2,461
Separate account assets	13	822	1,343
Total assets		157,181	139,953
Liabilities
Future policy benefits	17	16,249	14,088
Policyholders’ account balances	18	92,992	83,079
Policy and contract claims	20	7,277	7,659
Deposit liabilities		1,419	1,502
Market risk benefits	19	4,536	3,655
Unearned premium reserve		1,272	1,843
Due to related parties	26	819	684
Other policyholder funds		360	347
Notes payable	8, 11	205	189
Corporate borrowings	21	628	17
Non-recourse borrowings	21	4,857	4,334
Funds withheld for reinsurance liabilities	11	3,157	3,392
Other liabilities		4,671	4,745
Separate account liabilities	13	822	1,343
Total liabilities		139,264	126,877

Commitments and contingencies	28

Equity
Class A exchangeable and Class B ($21.83 and $22.07 par value, respectively; 65,343,416 and 65,190,774 issued, respectively; 59,970,825 and 62,190,774 outstanding, respectively; 5,372,591 and 3,000,000 of Class A exchangeable shares held in treasury, respectively)	23	1,334	1,442
Class C ($1 par value; 272,687,160 and 201,116,647 issued and outstanding, respectively)	23	12,311	8,526
Retained earnings		2,820	2,054
Accumulated other comprehensive income	24	1,121	204
Non-controlling interests		331	850
Total equity		17,917	13,076
Total liabilities and equity		$157,181	$139,953
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	Note	2025	1	2024	1	2023
Net premiums	12	$4,487		$8,267		$4,137
Other policy revenue	12	790		781		413
Net investment income	10	5,819		4,264		1,809
Investment related gains	10	485		369		425
Net investment results from reinsurance funds withheld		54		422		128
Total revenues		11,635		14,103		6,912

Policyholder benefits and claims incurred	12, 17, 20	(4,489)		(8,162)		(3,939)
Interest sensitive contract benefits	12, 18	(2,072)		(1,874)		(687)
Amortization of deferred policy acquisition costs, deferred sales inducements and value of business acquired	14	(1,418)		(1,237)		(632)
Change in fair value of insurance-related derivatives and embedded derivatives	9	(219)		234		41
Change in fair value of market risk benefits	12, 19	(725)		(107)		166
Other reinsurance expenses		(5)		(26)		(21)
Operating expenses		(1,361)		(1,356)		(777)
Interest expense		(379)		(362)		(249)
Total benefits and expenses		(10,668)		(12,890)		(6,098)
Net income before income taxes		967		1,213		814
Income tax recovery (expense)	22	(104)		34		(17)
Net income		$863		$1,247		$797

Attributable to:
Class A exchangeable and Class B shareholders(1)		$16		$14		$5
Class C shareholder		750		1,200		791
Non-controlling interests		97		33		1
		$863		$1,247		$797
Net income per Class C share:
Basic	25	$3.35		$8.69		$10.51
__________________________
(1)On August 29, 2024, the Company redesignated all of its Class A-1 exchangeable shares into its Class A exchangeable shares. Amounts attributable to Class A exchangeable and Class B shareholders include amounts attributable to Class A-1 exchangeable shareholders prior to the redesignation.
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	Note	2025	2024	2023
Net income		$863	$1,247	$797
Other comprehensive income (loss), net of tax:
Change in net unrealized investment gains		766	426	579
Foreign currency translation		77	(70)	15
Change in discount rate for future policy benefits	17	(82)	123	(268)
Change in instrument-specific credit risk for market risk benefits	19	186	(174)	(8)
Defined benefit pension plan adjustment		(30)	19	85
Total other comprehensive income	24	917	324	403
Comprehensive income		$1,780	$1,571	$1,200

Attributable to:
Class A exchangeable and Class B shareholders(1)	$16	$14	$5
Class C shareholder	1,667	1,524	1,194
Non-controlling interests	97	33	1
	$1,780	$1,571	$1,200
__________________________
(1)On August 29, 2024, the Company redesignated all of its Class A-1 exchangeable shares into its Class A exchangeable shares. Amounts attributable to Class A exchangeable and Class B shareholders include amounts attributable to Class A-1 exchangeable shareholders prior to the redesignation.
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Class A exchangeable and Class B shareholders(3)			Class C shareholder
FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	Share capital	Retained earnings	Total	Share capital	Retained earnings	Accumulated other comprehensive income (loss)	Total	Non-controlling interests(4)	Total equity
Balance as of January 1, 2023	$423	$9	$432	$1,467	$301	$(523)	$1,245	$8	$1,685
Net income	—	5	5	—	791	—	791	1	797
Other comprehensive income	—	—	—	—	—	403	403	—	403
Comprehensive income	—	5	5	—	791	403	1,194	1	1,200
Other items:
Equity issuances	1,173	—	1,173	2,130	—	—	2,130	—	3,303
Non-controlling interest assumed on acquisition	—	—	—	—	—	—	—	137	137
Distributions and redeemable preferred share dividends(1)(2)	(5)	—	(5)	—	(154)	—	(154)	—	(159)
Other	(14)	—	(14)	10	(7)	—	3	—	(11)
Total change in the year	1,154	5	1,159	2,140	630	403	3,173	138	4,470
Balance as of December 31, 2023	$1,577	$14	$1,591	$3,607	$931	$(120)	$4,418	$146	$6,155
Net income	—	14	14	—	1,200	—	1,200	33	1,247
Other comprehensive income	—	—	—	—	—	324	324	—	324
Comprehensive income	—	14	14	—	1,200	324	1,524	33	1,571
Other items:
Equity issuances	1	—	1	4,919	—	—	4,919	4	4,924
Non-controlling interest assumed on acquisition	—	—	—	—	—	—	—	713	713
Distributions and redeemable preferred share dividends(1)(2)	(14)	—	(14)	—	(105)	—	(105)	(46)	(165)
Acquisition of treasury shares, net	(122)	—	(122)	—	—	—	—	—	(122)
Total change in the year	(135)	14	(121)	4,919	1,095	324	6,338	704	6,921
Balance as of December 31, 2024	$1,442	$28	$1,470	$8,526	$2,026	$204	$10,756	$850	$13,076
Net income	—	16	16	—	750	—	750	97	863
Other comprehensive income	—	—	—	—	—	917	917	—	917
Comprehensive income	—	16	16	—	750	917	1,667	97	1,780
Other items:
Equity issuances	6	—	6	3,785	—	—	3,785	299	4,090
Redemptions to non-controlling interests	—	—	—	—	—	—	—	(828)	(828)
Distributions(1)(2)	(16)	—	(16)	—	—	—	—	(87)	(103)
Acquisition of treasury shares, net	(98)	—	(98)	—	—	—	—	—	(98)
Total change in the year	(108)	16	(92)	3,785	750	917	5,452	(519)	4,841
Balance as of December 31, 2025	$1,334	$44	$1,378	$12,311	$2,776	$1,121	$16,208	$331	$17,917
__________________________
(1)Distributions per share amounts have been adjusted to reflect a three-for-two stock split completed on October 9, 2025.
(2)In 2023, the Company distributed $0.04 in the form of a return of capital per each Class A exchangeable and Class B share in each quarter and $0.04 in the form of a return of capital per each Class A-1 exchangeable share in the fourth quarter. In 2024, the Company distributed $0.05 in the form of a return of capital per each Class A exchangeable and Class B share in each quarter and $0.05 in the form of a return of capital per each Class A-1 exchangeable share in the first two quarters prior to its redesignation to Class A exchangeable share. In 2025, the Company distributed $0.06 in the form of a return of capital per each Class A exchangeable and Class B share in each quarter.
(3)On August 29, 2024, the Company redesignated all of its Class A-1 exchangeable shares into its Class A exchangeable shares. Equity amounts attributable to Class A exchangeable and Class B shareholders include amounts attributable to Class A-1 exchangeable shareholders prior to the redesignation. For further details, refer to Note 23.
(4)Adjusted to present the issuance and redemption of capital to non-controlling interests separately.
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2025	2024	2023
Operating activities
Net income	$863	$1,247	$797
Adjustments to reconcile net income to net cash from operating activities:
Other policy revenue	(790)	(781)	(413)
Accretion on investments	(758)	(597)	(216)
Amortization of deferred policy acquisition costs, deferred sales inducements and value of business acquired	1,418	1,237	632
Deferral of policy acquisition costs	(1,632)	(1,332)	(1,121)
Gains on investments and derivatives	(733)	(1,071)	(604)
Provisions for credit losses	21	123	24
Income from real estate partnerships, investment funds and corporations	(744)	(354)	(190)
Distributions from real estate partnerships, investment funds and corporations	499	499	91
Interest credited to policyholders’ account balances	2,072	2,204	633
Change in fair value of embedded derivatives	503	63	249
Depreciation and amortization	218	206	50
Deferred income taxes	21	(150)	12
Changes in operating assets and liabilities:
Insurance-related liabilities	888	2,503	3,341
Deposit liabilities	(95)	(20)	(100)
Funds withheld under reinsurance	(175)	(291)	(1,450)
Reinsurance recoverables and deposit assets	1,280	1,186	186
Accrued investment income	(60)	(148)	78
Working capital and other	(182)	45	(492)
Cash flows from operating activities	2,614	4,569	1,507
Investing activities
Acquisition of subsidiary, net of cash acquired	—	10,843	(346)
Disposition of business, net of cash disposed	—	—	72
Purchase of investments:
Available-for-sale fixed maturity securities	(19,069)	(15,323)	(4,764)
Equity securities	(480)	(709)	(636)
Mortgage loans on real estate	(1,801)	(2,180)	(566)
Private loans	(3,280)	(3,527)	(535)
Investment real estate and real estate partnerships	(1,480)	(2,377)	(1,359)
Investment funds	(3,694)	(517)	(808)
Short-term investments	(12,162)	(18,191)	(18,012)
Other invested assets	(321)	(265)	(19)
Proceeds from sales and maturities of investments:
Available-for-sale fixed maturity securities	10,750	11,836	5,871
Equity securities	358	145	174
Mortgage loans on real estate	3,043	2,324	671
Private loans	1,366	1,065	542
Investment real estate and real estate partnerships	218	336	102
Investment funds	598	514	235
Short-term investments	15,797	16,812	17,699
Other invested assets	224	102	39
Purchases of derivatives	(1,183)	(627)	(238)
Proceeds from sales and maturities of derivatives	1,135	1,315	66
Purchase of intangibles and property and equipment	(69)	(40)	(135)
Proceeds from sales of intangibles and property and equipment	—	34	91
Change in collateral held for derivatives	283	(79)	243
Other	95	(58)	(196)
Cash flows from investing activities	(9,672)	1,433	(1,809)

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2025	2024	2023
Financing activities
Return of capital to common stockholders	(112)	(14)	(5)
Borrowings from related parties	127	1,994	614
Repayment of borrowings to related parties	(41)	(2,241)	(297)
Borrowings from external parties	4,373	4,728	2,242
Repayment of borrowings to external parties	(3,234)	(4,546)	(2,729)
Borrowings issued to reinsurance entities	3	63	—
Repayment of borrowings issued to reinsurance entities	(27)	(129)	—
Policyholders’ account deposits	17,650	10,865	4,920
Policyholders’ account withdrawals	(10,299)	(8,753)	(2,281)
Debt issuance costs	(14)	(4)	—
Proceeds from repurchase agreement	106	364	313
Repayments of repurchase agreement	(106)	(363)	(313)
Issuance of capital to non-controlling interests(1)	299	4	1
Redemptions to non-controlling interests(1)	(828)	—	—
Distributions to non-controlling interests	(87)	(46)	—
Cash flows from financing activities	7,810	1,922	2,465
Cash and cash equivalents
Cash and cash equivalents, beginning of year	12,243	4,308	2,145
Net change during the year	752	7,924	2,163
Foreign exchange on cash balances held in foreign currencies	19	11	—
Cash and cash equivalents, end of year	$13,014	$12,243	$4,308

Supplementary cash flow disclosure
Cash taxes paid (net of refunds received) – See Note 22	$35	$(28)	$68
Cash interest paid	246	318	123
Non-cash transactions:
Investments received in connection with pension risk transfer transactions	175	2,292	—
Investments received in relation to the issuance of common stock	3,785	2,119	—
Investments received in connection with the sale of investment funds	786	—	—
Equity securities transferred as consideration paid for acquisition of a subsidiary	—	1,111	—
__________________________
(1)Adjusted to present the issuance and redemption of capital to non-controlling interests separately.
The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1. NATURE OF OPERATIONS
Brookfield Wealth Solutions Ltd. (“Brookfield Wealth Solutions”) is a Bermuda corporation incorporated on December 10, 2020 and governed by the laws of Bermuda. References in these financial statements to “we”, “our”, “us” or “the Company” refer to Brookfield Wealth Solutions and its subsidiaries, whereas references to “Brookfield” refer to Brookfield Corporation and its subsidiaries. The Company’s class A exchangeable shares are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “BNT”. Our operations are located primarily in Bermuda, the United States (“U.S.”), Canada, the Cayman Islands and the United Kingdom (“U.K.”). The Company’s registered head office address is Ideation House, First Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda.
Our company is focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions. Through our direct 100% ownership interest in BWS Holdings Ltd. (“BWS Holdings”), we hold the interest in our operating subsidiaries, which are: American National Group Inc. (“ANGI”), Clearbrook Group Holdings Inc. (“Clearbrook”, renamed from Argo Group International Holdings, Inc. in January 2026), Blumont Annuity Company (“BAC Canada”), Blumont Annuity Company UK Ltd (“BAC UK”), North End Re Ltd. (“NER Ltd.”) and North End Re (Cayman) SPC (“NER SPC”). The Company’s reporting segments are Annuities, Property and Casualty (“P&C”), Life Insurance and Corporate and Other. For segment information, refer to Note 27.
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
The preparation of the financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Included among the material (or potentially material) reported amounts and disclosures that require the use of estimates are fair value of certain financial assets, value of business acquired (“VOBA”), future policy benefits (“FPB”), market risk benefits (“MRB”), valuation of embedded derivatives in policyholders’ account balances (“PAB”), policy and contract claims, deferred income taxes including the recoverability of deferred tax assets. Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.
Adoption of New Accounting Standards
During the year, the Company adopted the following Accounting Standard Updates (“ASU”), issued by the Financial Accounting Standards Board (“FASB”). ASUs not listed below were assessed and determined to be either not applicable or insignificant in presentation or amount.
ASU 2023-09 – On December 14, 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in this ASU aim to enhance the transparency and decision-usefulness of income tax disclosures, particularly in the rate reconciliation table and disclosures about income taxes paid. Among other things, it requires, on an annual basis, the disclosure of the following: (i) specific categories in the rate reconciliation; (ii) additional information for reconciling items that meet a quantitative threshold; (iii) the amount of income taxes paid disaggregated by federal, state, and foreign taxes; and (iv) the amount of income taxes paid disaggregated by individual jurisdictions in which income taxes paid is equal to or greater than 5 percent of total income taxes paid. This ASU was effective for annual reporting periods beginning after December 15, 2024 to be applied prospectively with an option for retrospective application, with early adoption permitted. As a result of adopting this ASU prospectively, we added additional information in our income tax disclosure. See Note 22.
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
Accounting Policies
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
On December 6, 2024, Brookfield, as the sole holder of our class A redeemable junior preferred shares, exercised its right to convert all outstanding class A redeemable junior preferred shares into 53,947,528 class C shares. As of December 31, 2025 and 2024, there were no class A redeemable junior preferred shares issued and outstanding.

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
Equity securities primarily include common stock, preferred stock and private equity. Equity securities are carried at fair value with changes in fair value recognized in “Investment related gains (losses)” within the statements of operations, except for certain private equities that are carried at cost less impairment, if any, due to the lack of their readily determinable fair values.
Mortgage loans on real estate and private loans are both measured at amortized cost using the effective interest rate method. The amortized cost basis includes the unamortized principal, interest, discounts or premiums and deferred expenses, net of allowances for expected credit loss. Interest income, prepayment fees, amortization of premiums and origination fees and accrual of discounts are reported in “Net investment income” in the statements of operations. However, interest ceases to accrue for loans that are impaired or in default, which is when payments are more than 90 days past due, when collection is not probable, or when a loan is in foreclosure. When a loan is placed on non-accrual status, uncollected past due accrued interest income that is considered uncollectible is charged off against net investment income. Income on impaired loans is reported on a cash basis. When collection of the impaired loan becomes probable again, it is placed back into accrual status. Cash receipts on impaired loans are recorded as a reduction of principal, interest income, expense reimbursement, or other manner in accordance with the loan agreement. In the statements of operations, gains and losses from the sale of loans and changes in allowances are reported in “Investment related gains (losses)” within the statements of operations.
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
Investment real estate is stated at cost less accumulated depreciation and includes certain residential investment real estate through consolidation of investment company VIEs in accordance with ASC 946, Financial Services – Investment Companies (“ASC 946”), which are reported at fair value with the change in fair value on these investments reported in “Net investment income” within the statement of operations. Fair values of residential investment real estate are initially based on the cost to purchase the properties and subsequently determined using broker price opinions.
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

Real estate partnerships are comprised of real estate joint ventures and other limited partnerships and include VIEs that are accounted for using the equity method of accounting. For certain real estate joint ventures and other limited partnerships, the Company elected the fair value option in accordance with ASC 825, Financial Instruments (“ASC 825”) as accounting for such investments at fair value is consistent with how the Company manages and evaluates them. These investments are fair valued on a recurring basis with the change in fair value reported in “Net investment income” in the statements of operations. In addition, certain other real estate joint ventures and limited partnership interest are consolidated investment company VIEs. These investments are fair valued on a recurring basis with the change in fair value reported in “Net investment income”.
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
Investment funds are comprised of certain non-fixed income, alternative investments in the form of limited partnerships or similar legal structures for which the Company is not the primary beneficiary and therefore is not required to consolidate. The Company typically accounts for investment funds using the equity method of accounting unless our interest is so minor that we have virtually no influence over partnership operating or financial policies. In addition, the Company has concluded that it is the primary beneficiary for certain investments funds, which are investment company funds in scope of ASC 946 and consolidate the underlying funds. Fair value valuation methods include net asset value (“NAV”) as a practical expedient and discounted cash flow models for certain investment funds where we elected the fair value option under ASC 825 or fair valued due to the consolidation of an investment company VIE under ASC 946. We elected the fair value option under ASC 825 for certain investment funds as accounting for such investments at fair value is consistent with how we manage and evaluate them. Income may be reported on a quarter lag due to the availability of the related financial statements of these investment funds. Investment funds also include our investment in equity securities accounted for using the equity method of accounting due to our ability to exercise significant influence.
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
Other invested assets are primarily comprised of derivatives assets, net of qualifying collaterals held. Federal Home Loan Bank (“FHLB”) stock, as well as separately managed accounts which are portfolios of individual securities, such as stocks or bonds, that are managed on behalf of the Company by an investment manager, are also included in other invested assets and are carried at cost or market value if available from the account manager. Other invested assets also include financing receivables, residual tranche investments, company owned life insurance (“COLI”), tax credit partnerships. The Company elected the fair value option under ASC 825 for its residual tranche investments as accounting for such investments at fair value is consistent with how the Company manages and evaluates them.
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
Where the Company has a master netting agreement with its counterparty that allows for the netting of the Company’s derivative asset and liability positions, the Company elects to offset such derivative assets and liabilities and present them on a net basis on the statements of financial position. Further, in some instances, the Company holds collateral to offset exposure from, or pledges collateral to offset exposure to, its counterparties relating to its derivative instruments. The Company elects to offset collateral supporting credit risk that is restricted to the Company’s use for the derivative exposure when a master netting arrangement is in place and all offsetting criteria are met.

Hedge accounting
To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge. In its hedge documentation, the Company identifies (i) how the hedging instrument is expected to hedge the designated risks related to the hedged item; (ii) the method that will be used to retrospectively and prospectively assess the hedge effectiveness; and (iii) the method which will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and at each reporting period throughout the life of the hedge accounting relationship.
The Company applies fair value hedge accounting treatment to certain of its qualifying derivative instruments in relation to foreign currency risks of certain available-for-sale fixed maturity securities as well as interest rate risks related to certain funding agreements. Under a fair value hedge, the changes in the fair value of of the hedging derivative and changes in the fair value of the hedged items related to the designated risk being hedged are reported on the statements of operations in the same line item. When the hedged items are available-for-sale fixed maturity securities, changes in fair value of the hedged items that relate to the designated risk are recognized in earnings instead of other comprehensive income, and the carrying values of the hedged items are not remeasured.
The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the estimated fair value of a hedged item; (ii) the derivative expires, is sold, terminated or exercised; or (iii) the derivative is de-designated as a hedging instrument. When hedge accounting is discontinued, the derivative continues to be carried at fair value on the statements of financial position, with changes in the fair value recognized in “Investment related gains (losses)” in the statements of operations.
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
Expected credit losses
The Company records an allowance for credit loss in earnings within “Investment related gains (losses)” in an amount that represents the portion of the amortized cost basis of mortgage and private loans that we do not expect to collect, resulting in the loans being presented at the net amount expected to be collected. In determining the our credit loss allowances, management applies significant judgment to estimate expected lifetime credit loss, including: (i) pooling loans that share similar risk characteristics; (ii) considering expected lifetime credit loss over the contractual term of its loans adjusted for expected prepayments and any extensions; and (iii) considering past events and current and forecasted economic conditions. The allowance is calculated quarterly for each loan type based on its unique inputs. The Company uses the discounted cash flow model to assess expected credit loss.
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
Intangible assets are primarily from the acquisition of American National, Clearbrook and AEL. Definite-lived intangible assets include distribution relationships, trade names and an unpaid claims reserve intangible asset, as well as other intangible assets such as capitalized software and leases. Indefinite-lived intangible assets represent insurance licenses.

(i) Distributor relationships
The distribution assets reflect relationships American National, Clearbrook, and AEL have with their respective third-party intermediaries that generate new business for the Company. These assets were valued using the multi-period excess-earnings method, which derives value based on the present value of the after-tax cash flows attributable to the intangible asset only. The useful life of distributor relationships ranges approximately from 15 to 30 years from the date of acquisition.
(ii) Trade names
This represents trade names of American National, Clearbrook, and AEL and was valued using the relief from royalty method, which derives value based on present value of the after-tax royalty savings attributable to owning the intangible asset. The useful life of the trade name is ten years for American National and AEL and five years for Clearbrook from the date of each acquisition.
(iii) Unpaid claims reserve intangible asset
As part of the acquisition of Clearbrook in November 2023, we recognized an intangible asset that represents the difference between the liability for unpaid claims and claim adjustment expenses (“CAE”) measured in accordance with the acquiring company’s accounting policies and the estimated fair value of such liability at the acquisition date. Unpaid claims reserve intangible asset is amortized based on the payout pattern of the acquired liability for unpaid claims and CAE.
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
The assumptions used in the calculation for DAC and DSI are impacted by the changes in actuarial assumptions as a result of assumption reviews and updates for associated actuarial liabilities, which include full surrenders, partial withdrawals, mortality, utilization, premium persistency, reset assumptions associated with lifetime income benefit riders and the option budget assumption. The Company reviews and updates actuarial experience assumptions serving as inputs to the models that establish the expected life for DAC and other actuarial balances during the third quarter of each year, or more frequently if evidence suggests assumptions should be revised. The Company makes model refinements as necessary, and any changes resulting from these assumption updates are applied prospectively.
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
For long term duration contracts, each reinsurance agreement is assessed to determine whether the agreement transfers significant insurance risk to the reinsurer. If insurance risk is transferred, the Company utilizes the reinsurance method of accounting. If the agreement does not transfer significant insurance risk, the Company utilizes the deposit method of accounting. The reinsurance recoverables and deposit assets include deposit assets, reinsurance MRB, amounts due from reinsurers for paid or unpaid claims, claims incurred but not reported (“IBNR”), PAB and FPB. The reinsurance recoverables are presented net of a reserve for collectability. The Company has ceded disability, medical and long-term care insurance, annuity contracts including lifetime income benefit riders, as well as pension risk transfer (“PRT”) contracts with significant insurance risk to other insurance companies through reinsurance. The Company also cedes annuity contracts without significant insurance risk to other insurance companies.

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
Reinsurance receivables include amounts receivable from third party reinsurers and cedants. The reinsurance receivables which will be settled within a year are short-term in nature, and their fair values approximate carrying value. Reinsurance receivables include future installment payments for ceding commissions on reinsured annuity contracts. The receivable is recorded at the net present value of the installment payments.
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
Collateralized borrowing and lending transactions: Securities sold under repurchase agreements, as well as securities purchased under reverse repurchase agreements, are collateralized borrowing and lending transactions that do not qualify for sale accounting under ASC 860, Transfers and Servicing (“ASC 860”). A repurchase agreement provides the lender of securities the right to receive from the counterparty sufficient cash to purchase the same securities at the maturity of the agreement. A repurchase agreement is accounted for as a collateralized borrowing, whereas a reverse repurchase agreement is accounted for as a collateralized lending. These transactions are measured at amortized cost and are recorded at amounts at which the securities were initially sold.
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
Future policy benefits (“FPB”) is calculated as the present value of expected future policy benefits to be paid or on behalf of policyholders and certain related expenses, reduced by the present value of expected net premiums to be collected from policyholders. FPB relates to long duration insurance contracts such as deferred and immediate annuities with life contingencies, including PRT contracts, and certain life products. Significant assumptions used in the establishment of the FPB include longevity, mortality, and lapse rates as well as discount rates. Other principal assumptions include morbidity, incidence, terminations, claim-related expenses and other contingent events based on the respective product type. The Company groups contracts into annual or deal level cohorts based on product type and contract inception date for the purposes of calculating the liability for future policy benefits. Ceded future policy benefits are presented in “Reinsurance recoverables and deposit assets” in the statements of financial position.
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
Deferred profit liability (“DPL”) is gross premiums received in excess of net premiums deferred at initial recognition for limited-payment products. Gross premiums are measured using assumptions consistent with those used in the measurement of the liability for future policy benefits, including discount rate, mortality, lapses and expenses.
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

Policyholders’ account balances (“PAB”) represent the contract value that has accrued to the benefit of the policyholders related to universal-life and investments-type contracts and include balances related to funding agreements such as those in connection with our funding agreement-backed notes (“FABN”) program. For fixed products, these are generally equal to the accumulated deposits plus interest credited, reduced by withdrawals, payouts and accumulated policyholder assessments. Indexed product account balances with returns linked to the performance of a specified market index are equal to the sum of the fair value of the embedded derivatives and the host (or guaranteed) component of the contracts. The host value is established at inception of the contract and accreted over the policy’s life at a constant level of interest. Interest credited or index credits to policyholders’ account balances pursuant to accounting by insurance companies for certain long-duration contracts are included in “Interest sensitive contract benefits” in the statements of operations. Changes in the fair value of the embedded derivatives are included in the “Change in fair value of insurance-related derivatives and embedded derivatives” in the statements of operations. Ceded PAB are presented in “Reinsurance recoverables and deposit assets” in the statements of financial position.
Liabilities for unpaid claims and claim adjustment expenses (“CAE”) are established to provide for the estimated costs of paying claims. These reserves include estimates for both case reserves and incurred but not reported claims (“IBNR”) liabilities. Case reserves include the liability for reported but unpaid claims and are determined on either a judgment or a formula basis depending on the timing and type of the loss. IBNR liabilities include a provision for potential development on case reserves, losses on claims currently closed which may reopen in the future, as well as IBNR claims. IBNR estimates are based on many variables including historical statistical information, inflation, legal environment, economic conditions and trends in claim severity and frequency. These liabilities also include an estimate of the expense associated with settling claims, including legal and other fees, and the general expenses of administering the claims adjustment process. Liabilities for unpaid claims and claim adjustment expenses for health and property and casualty insurance are included in “Policy and contract claims” in the statements of financial position.
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
Market risk benefits (“MRB”) are contracts or contract features that provide protection to the policyholder from other-than-nominal capital market risk and expose us to such risk. The Company issues certain fixed indexed annuity and fixed rate annuity contracts that provide minimum guarantees to policyholders including guaranteed minimum withdrawal benefits and guaranteed minimum death benefits that are MRBs. MRBs are measured at fair value, at the individual contract level, and can be either an asset or a liability. Contracts which contain more than one MRB feature are combined into one single MRB. The fair value is calculated using stochastic models. At contract inception, attributed fees are calculated based on the present value of the fees and assessments collectible from the policyholder relative to the present value of expected benefits paid attributable to the MRB. The attributed fees remain static over the life of the MRB and are used to calculate the fair value of the MRB using a risk neutral valuation method. The attributed fees cannot be negative and cannot exceed the total explicit fees collectible from the policyholder. The periodic change in fair value is recognized in earnings with the exception of the periodic change in fair value related to the instrument-specific credit risk, which is recognized in other comprehensive income (“OCI”).
The actuarial assumptions used in the MRB calculation are the Company’s best estimate assumptions. Assumptions are adjusted to reflect fair value by applying a margin for non-hedgeable risk and an adjustment for own credit spread through the discount rate. The risk-free discount rate is the scenario specific US treasury rate.
Market risk benefits with positive values are recorded as “Other assets” and negative fair values as “Market risk benefits” liability in the statements of financial position. The ceded MRB assets and liabilities are presented in “Reinsurance recoverables and deposit assets” on the statements of financial position.
Funds withheld for reinsurance liabilities represent the payable for amounts contractually withheld in accordance with reinsurance agreements where certain of our subsidiaries act as cedants. While the assets in the funds withheld are legally owned by the cedant, the reinsurer is subject to all investment performance and economic rights and obligations to the funds withheld assets similar to invested assets held directly by the reinsurer. The assets in the funds withheld account, including cash and cash equivalents, fixed income securities and derivatives carried at fair value, are recorded in respective investment line items in our statements of financial position. These funds withheld assets are offset by recognizing a corresponding funds withheld liability. The funds withheld liability includes an embedded derivative that is bifurcated from the host contract. The fair value of the embedded derivative is calculated based upon the change in the fair value of the underlying liabilities in the funds withheld agreement compared to the change in the fair value of the assets in the funds withheld account. These embedded derivatives are included within “Funds withheld for reinsurance liabilities” along with the host contract on the statements of financial position. Changes in the fair value of these embedded derivatives are included in “Change in fair value of insurance-related derivatives and embedded derivatives” in the statements of operations.
Other policyholder funds include the liabilities for participating insurance policies. For the majority of participating life insurance business, profits earned are reserved for the payment of dividends to policyholders, except for the stockholders’ share of profits on participating policies, which is limited to the greater of 10% of the profit on participating business, or 50 cents per thousand dollars of the face amount of participating life insurance in-force.

Participating policyholders’ interest includes the accumulated net income from participating policies reserved for payment to such policyholders in the form of dividends (less net income allocated to stockholders as indicated above) as well as a pro rata portion of unrealized investment gains (losses).
For certain blocks of participating life insurance business, the allocation of dividends to participating policy owners is based upon a comparison of experienced rates of mortality, interest and expenses, as determined periodically for representative plans of insurance, issue ages and policy durations, with the corresponding rates assumed in the calculation of premiums.
Net premiums, other policy revenue and policyholder benefits and claims incurred include policyholder activity from our various insurance contracts, including annuity products.
Traditional ordinary life and health premiums are recognized as revenue when due within “Net premiums” in the statements of operations. Benefits and expenses are associated with earned premiums to result in recognition of profits over the term of the insurance contracts within “Policyholder benefits and claims incurred” in the statements of operations.
Annuity premiums received on limited-pay and supplemental annuity contracts involving a significant life contingency are recognized as revenue when due within “Net premiums” in the statements of operations.
Deferred annuity premiums are recorded as deposits rather than recognized as revenue. Revenues from deferred annuity contracts are principally surrender charges, living income benefit rider charges assessed against policyholders’ account balances during the period. In the case of variable annuities, administrative fees assessed to contract holders. These revenues are included within “Other policy revenue” in the statements of operations.
Universal life and single premium whole life revenues represent amounts assessed to policyholders including amounts recorded as “Other policy revenue” in the statements of operations such as mortality charges, surrender charges actually paid, and earned policy service fees. Amounts included in the statements of operations as “Policyholder benefits and claims incurred” are claims in excess of account balances returned to policyholders. Interest credited to account balances is included within “Interest sensitive contract benefits” in the statements of operations.
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
Net investment income include interest and dividend income on investments as well as the change in fair value on investments reported at fair value under ASC 946 or for those for which we elected the fair value option under ASC 825. Interest income on investments is calculated using the effective interest method. Dividend income is recognized when the right to receive payments is established.
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
Deferred income tax assets (“DTAs”) and liabilities (“DTLs”) are recognized for the expected future tax consequences of events that have been included in the financial statements under the asset and liability method. Under this method, we determine DTAs and DTLs on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on DTAs and DTLs is recognized in income in the period that includes the enactment date.

We recognize DTAs to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, carryback potential if permitted under the tax law and results of recent operations. If we determine that we would not be able to realize our DTAs in the future in excess of their net recorded amount, we would recognize a DTA valuation allowance, which would increase the provision for income taxes.
We record uncertain tax positions in accordance with ASC 740, Income Taxes, on the basis of a two-step process in which (i) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position; and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. We record interest and penalties related to unrecognized tax benefits in the provision for income taxes.
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
Basic earnings per share attributable to class C shareholders are calculated by dividing the Company’s net income, less distributions payable to class A and class A-1 exchangeable and class B shareholders and dividends payable to redeemable junior preferred shares, by the weighted average number of class C shares outstanding during the year.
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
Reclassification
To better reflect the nature of borrowings, we have reclassified line items on our statements of financial position associated with our borrowings. This change in presentation had no impact on our comprehensive income, as well as total assets, liabilities and equity.
Recently issued accounting pronouncements
The Company continues to assess the impacts of the following ASUs issued but not yet adopted as of December 31, 2025 on the financial statements. ASUs not listed below were assessed and determined to be either not applicable or insignificant in presentation or amount.

ASU 2024-03 and ASU 2025-01 – On November 4, 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amendments in this ASU require public business entities to disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. On January 6, 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date, which explains the effective date provisions of ASU 2024-03 for non-calendar year-end entities. ASU 2024-03 will be effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, to be applied on either a retrospective or prospective basis subject to certain exceptions, with early adoption permitted. We are currently evaluating the impact of this ASU on our financial statements. However, as they apply to disclosure requirements, the adoption of this ASU is not anticipated to have a material impact on our profitability, financial position or cash flows.
ASU 2025-06 – On September 18, 2025, the FASB issued ASU 2025-06, Intangible—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The amendments in this ASU eliminate accounting consideration of software project development stages and clarifies the threshold entities should apply to begin capitalizing software costs. ASU 2025-06 will be effective for annual and interim reporting periods beginning after December 15, 2027. We are currently evaluating the impact of this ASU on our financial statements.
NOTE 3. AVAILABLE-FOR-SALE FIXED MATURITY SECURITIES
The amortized cost and fair value of available-for-sale fixed maturity securities are shown below:

AS OF DEC. 31, 2025 US$ MILLIONS	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
U.S. treasury and government	$398	$3	$(41)	$—	$360
U.S. state and municipal	3,075	107	(21)	(3)	3,158
Foreign governments	1,827	53	(29)	—	1,851
Corporate debt securities	47,834	1,077	(311)	(1)	48,599
Residential mortgage-backed securities	1,154	52	(2)	—	1,204
Commercial mortgage-backed securities	3,649	121	(32)	—	3,738
Collateralized debt securities	5,220	128	(49)	—	5,299
Total fixed maturity securities	$63,157	$1,541	$(485)	$(4)	$64,209

AS OF DEC. 31, 2024 US$ MILLIONS	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
U.S. treasury and government	$410	$2	$(43)	$—	$369
U.S. state and municipal	3,280	39	(30)	—	3,289
Foreign governments	2,082	11	(51)	—	2,042
Corporate debt securities	37,312	571	(477)	(26)	37,380
Residential mortgage-backed securities	1,288	28	(5)	(1)	1,310
Commercial mortgage-backed securities	3,259	91	(30)	—	3,320
Collateralized debt securities	6,020	103	(31)	—	6,092
Total fixed maturity securities	$53,651	$845	$(667)	$(27)	$53,802

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

AS OF DEC. 31, 2025 US$ MILLIONS	Amortized Cost	Fair Value
Due in one year or less	$2,197	$2,202
Due after one year through five years	21,714	22,153
Due after five years through ten years	11,566	11,782
Due after ten years	17,657	17,831
	53,134	53,968
Residential mortgage-backed securities	1,154	1,204
Commercial mortgage-backed securities	3,649	3,738
Collateralized debt securities	5,220	5,299
Total	$63,157	$64,209
Proceeds from sales of available-for-sale fixed maturity securities, with the related gross realized gains and losses, are shown below:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2025	2024	2023
Proceeds from sales of available-for-sale fixed maturity securities	$10,750	$11,159	$5,871
Gross realized gains	115	63	45
Gross realized losses	(96)	(223)	(145)
The Company has pledged bonds in connection with certain agreements and transactions, such as financing and reinsurance agreements. The carrying value of bonds pledged was $10.4 billion and $8.9 billion as of December 31, 2025 and 2024, respectively.
In accordance with various regulations, the Company has securities on deposit with regulating authorities with a carrying value of $181 million and $213 million as of December 31, 2025 and 2024, respectively. There are no restrictions on these assets.

The gross unrealized losses and fair value of available-for-sale fixed maturity securities, aggregated by investment category and the length of time individual securities have been in a continuous unrealized loss position due to market factors are shown below:

	Less than 12 months			12 months or more			Total
AS OF DEC. 31, 2025 US$ MILLIONS, EXCEPT NUMBER OF ISSUES	Number of Issues	Gross Unrealized Losses	Fair Value	Number of Issues	Gross Unrealized Losses	Fair Value	Number of Issues	Gross Unrealized Losses	Fair Value
U.S. treasury and government	10	$(12)	$17	28	$(29)	$107	38	$(41)	$124
U.S. state and municipal	52	(5)	357	83	(16)	255	135	(21)	612
Foreign governments	37	(7)	431	28	(22)	76	65	(29)	507
Corporate debt securities	1,156	(95)	6,569	575	(216)	3,287	1,731	(311)	9,856
Residential mortgage-backed securities	24	—	64	20	(2)	100	44	(2)	164
Commercial mortgage-backed securities	40	(9)	210	29	(23)	290	69	(32)	500
Collateralized debt securities	69	(17)	591	25	(32)	245	94	(49)	836
Total	1,388	$(145)	$8,239	788	$(340)	$4,360	2,176	$(485)	$12,599

	Less than 12 months			12 months or more			Total
AS OF DEC. 31, 2024 US$ MILLIONS, EXCEPT NUMBER OF ISSUES	Number of Issues	Gross Unrealized Losses	Fair Value	Number of Issues	Gross Unrealized Losses	Fair Value	Number of Issues	Gross Unrealized Losses	Fair Value
U.S. treasury and government	6	$(7)	$54	19	$(36)	$87	25	$(43)	$141
U.S. state and municipal	174	(20)	851	190	(10)	280	364	(30)	1,131
Foreign governments	30	(38)	1,520	28	(13)	49	58	(51)	1,569
Corporate debt securities	1,669	(172)	7,199	590	(305)	4,949	2,259	(477)	12,148
Residential mortgage-backed securities	95	(4)	227	16	(1)	61	111	(5)	288
Commercial mortgage-backed securities	104	(25)	667	9	(5)	27	113	(30)	694
Collateralized debt securities	179	(29)	1,182	15	(2)	35	194	(31)	1,217
Total	2,257	$(295)	$11,700	867	$(372)	$5,488	3,124	$(667)	$17,188
The unrealized losses as of December 31, 2025 and 2024 are principally related to the timing of the purchases of certain securities, which carry less yield than those available as of those dates. Approximately 93% and 89% of the fair value of fixed maturity securities shown above as of December 31, 2025 and 2024, respectively, are rated investment grade.
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

Allowance for Credit Losses
Several assumptions and underlying estimates are made in the evaluation of allowance for credit loss. Examples include financial condition, near-term and long-term prospects of the issue or issuer, including relevant industry conditions and trends and implications of rating agency actions and offering prices. Based on this evaluation, unrealized losses on available-for-sale securities where an allowance for credit loss was not recorded were concentrated within the financials sector as of December 31, 2025 and 2024.
The rollforward of the allowance for credit losses for available-for-sale fixed maturity securities is shown below for the years ended December 31, 2025, 2024, and 2023:

US$ MILLIONS	U.S. State and Municipal	Corporate Debt Securities	Residential Mortgage Backed Securities	Commercial Mortgage Backed Securities	Collateralized Debt Securities	Total
Balance as of January 1, 2023	$—	$(24)	$—	$—	$(6)	$(30)
Credit losses recognized on securities for which credit losses were not previously recorded	—	(33)	—	(6)	(18)	(57)
Reductions for securities sold during the period	—	15	(1)	—	2	16
Changes in previously recorded allowance	—	23	—	—	18	41
Balance as of December 31, 2023	$—	$(19)	$(1)	$(6)	$(4)	$(30)
Credit losses recognized on securities for which credit losses were not previously recorded	—	(38)	—	—	—	(38)
Reductions for securities sold during the period	—	5	—	—	1	6
Changes in previously recorded allowance	—	26	—	—	3	29
Write-offs charged against the allowance	—	—	—	6	—	6
Balance as of December 31, 2024	$—	$(26)	$(1)	$—	$—	$(27)
Credit losses recognized on securities for which credit losses were not previously recorded	(3)	(10)	—	—	(2)	(15)
Reductions for securities sold during the period	—	15	—	—	—	15
Changes in previously recorded allowance	—	20	1	—	2	23
Balance as of December 31, 2025	$(3)	$(1)	$—	$—	$—	$(4)
No accrued interest receivables were written off as of December 31, 2025 and 2024.

NOTE 4. EQUITY SECURITIES
The net gains (losses) on equity securities recognized in “Investment related gains (losses)” on the statements of operations are shown below:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2025	2024	2023
Unrealized gains on equity securities	$380	$474	$359
Net gains (losses) on equity securities sold	78	169	13
Net gains on equity securities	$458	$643	$372
Equity securities by market sector distribution are shown below, based on carrying value:

AS OF DEC. 31	2025	2024
Consumer goods	2%	5%
Education	4%	7%
Energy and utilities	8%	5%
Finance	74%	62%
Healthcare	1%	3%
Industrials	6%	7%
Information technology	4%	10%
Other	1%	1%
Total	100%	100%
NOTE 5. MORTGAGE LOANS ON REAL ESTATE
The Company disaggregates its mortgage loan investments into two portfolio segments: commercial and residential. Commercial mortgage loans include agricultural mortgage loans. The breakdown of mortgage loans on real estate by portfolio segment is as follows:

AS OF DEC. 31 US$ MILLIONS	2025	2024
Commercial mortgage loans	$8,927	$9,891
Residential mortgage loans	2,417	2,693
Total	11,344	12,584
Allowance for credit losses	(113)	(158)
Total, net of allowance	$11,231	$12,426

The Company’s commercial mortgage loan portfolio consists of loans collateralized by the related properties and diversified as to property type, location and loan size. The geographic categories come from the U.S. Census Bureau’s “Census Regions and Divisions of the United States”. The commercial mortgage loan portfolio is summarized by geographic region and property type as follows:

AS OF DEC. 31 US$ MILLIONS, EXCEPT FOR PERCENTAGES	2025		2024
	Amount	Percentage	Amount	Percentage
Geographic distribution:
Pacific	$2,291	25%	$2,126	21%
Mountain	1,409	16%	1,687	17%
West North Central	255	3%	302	3%
West South Central	1,197	13%	1,480	15%
East North Central	825	9%	1,084	11%
East South Central	146	2%	146	1%
Middle Atlantic	718	8%	677	7%
South Atlantic	1,831	21%	2,029	21%
New England	158	2%	149	2%
Other (multi-region, non-US)	97	1%	211	2%
Total	$8,927	100%	$9,891	100%
Allowance for credit losses	(99)		(149)
Total, net of allowance	$8,828		$9,742

AS OF DEC. 31 US$ MILLIONS, EXCEPT FOR PERCENTAGES	2025		2024
	Amount	Percentage	Amount	Percentage
Property type distribution:
Agricultural	$349	4%	$447	5%
Apartment	2,461	28%	2,533	25%
Hotel	989	11%	1,251	13%
Industrial	1,825	20%	1,930	20%
Office	1,350	15%	1,418	13%
Parking	207	2%	297	3%
Retail	1,397	16%	1,633	17%
Storage	114	1%	181	2%
Other	235	3%	201	2%
Total	$8,927	100%	$9,891	100%
Allowance for credit losses	(99)		(149)
Total, net of allowance	$8,828		$9,742
There was $10 million, $2 million and $2 million interest income recognized on loans in non-accrual status for the years ended December 31, 2025, 2024 and 2023, respectively. Impaired loans were not significant for any of the periods presented.

Allowance for Credit Losses
The Company establishes a valuation allowance to provide for the risk of credit losses inherent in its mortgage loan portfolios. The valuation allowance is maintained at a level believed adequate by management to absorb estimated expected credit losses. The valuation allowance is based on amortized cost, which excludes accrued interest receivable. The Company does not measure a credit loss allowance on accrued interest receivable, and any uncollectible accrued interest receivable balances are written off to net investment income in a timely manner. The Company has written off $5 million of uncollectible accrued interest receivable on its commercial or residential mortgage loan portfolios for the year ended December 31, 2025, and no write offs for the years ended December 31, 2024 and 2023, respectively. The rollforward of the allowance for credit losses for mortgage loans for the years ended December 31, 2025, 2024 and 2023 is shown below:

US$ MILLIONS	Commercial mortgage loans	Residential mortgage loans
Balance, as of January 1, 2023	$(41)	$—
Recovery (provision)	(19)	—
Balance, as of December 31, 2023	$(60)	$—
Recovery (provision)	(89)	(9)
Balance, as of December 31, 2024	$(149)	$(9)
Recovery (provision)	44	(5)
Write-offs charged against the allowance	6	—
Balance, as of December 31, 2025	$(99)	$(14)
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

AS OF DEC. 31, 2025 US$ MILLIONS	Amortized Cost Basis by Origination Year
	2025	2024	2023	2022	2021	Prior	Total
Commercial mortgage loans:
Current	$1,112	$358	$309	$2,119	$978	$3,666	$8,542
30-59 days past due	—	83	—	94	—	—	177
60-89 days past due	—	—	29	10	—	2	41
Non-accrual	—	—	—	11	59	97	167
Residential mortgage loans:
Current	376	302	390	766	182	114	2,130
30-59 days past due	3	9	18	34	11	5	80
60-89 days past due	1	2	11	22	2	2	40
Non-accrual	1	4	76	66	10	10	167
Total mortgage loans on real estate	$1,493	$758	$833	$3,122	$1,242	$3,896	$11,344
Allowance for credit losses							(113)
Total, net of allowance							$11,231

AS OF DEC. 31, 2024 US$ MILLIONS	Amortized Cost Basis by Origination Year
	2024	2023	2022	2021	2020	Prior	Total
Commercial mortgage loans:
Current	$569	$607	$2,428	$1,280	$961	$3,735	$9,580
30-59 days past due	—	25	4	—	10	48	87
60-89 days past due	—	—	50	30	—	—	80
Non-accrual	—	8	42	40	6	48	144
Residential mortgage loans:
Current	291	790	970	222	121	7	2,401
30-59 days past due	3	41	45	2	4	—	95
60-89 days past due	—	7	20	2	4	5	38
Non-accrual	3	51	76	18	8	3	159
Total mortgage loans on real estate	$866	$1,529	$3,635	$1,594	$1,114	$3,846	$12,584
Allowance for credit losses							(158)
Total, net of allowance							$12,426
It is the Company’s policy to not accrue interest on loans that are 90 days delinquent and where amounts are determined to be uncollectible. As of December 31, 2025, 279 mortgage loans were past due over 90 days or in non-accrual status (2024 – 266 mortgage loans).
The Company’s commercial and residential mortgage loans may be subject to loan modifications. Loan modifications may be granted to borrowers experiencing financial difficulty and could include principal forgiveness, interest rate reduction, an other-than-significant delay or a term extension. A loan modification typically does not result in a change in valuation allowance as it is already incorporated into the Company’s allowance methodology. However, if the Company grants a borrower experiencing financial difficulty principal forgiveness, the amount of principal forgiven would be written off, which would reduce the amortized cost of the loan and result in an adjustment to the valuation allowance. The carrying amount of mortgage loans experiencing financial difficulty, for which modifications have been granted, was $150 million, $260 million and $219 million for the years ended December 31, 2025, 2024 and 2023 respectively.
NOTE 6. PRIVATE LOANS
The following table summarizes the credit ratings of our private loans:

AS OF DEC. 31 US$ MILLIONS	2025	2024
A or higher	$2,148	$1,595
BBB	1,342	692
BB and below	2,918	875
Unrated(1)	2,007	2,042
Total	$8,415	$5,204
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

Allowance for Credit Losses
The rollforward of the allowance for credit losses for private loans is shown below for the years ended December 31, 2025, 2024 and 2023:

US$ MILLIONS	2025	2024	2023
Balance as of January 1	$(97)	$(44)	$(28)
Provision	(84)	(56)	(16)
Write-offs charged against the allowance	—	1	—
Recoveries of amounts previously written off	—	2	—
Balance as of December 31	$(181)	$(97)	$(44)
The Company’s private loans may be subject to loan modifications. Loan modifications may be granted to borrowers experiencing financial difficulties and could include term extensions. For the years ended December 31, 2025, 2024 and 2023, the Company did not have a significant amount of private loans that it modified to borrowers experiencing financial difficulty. Impaired loans were not significant for any of the periods presented.
NOTE 7. INVESTMENT REAL ESTATE AND REAL ESTATE PARTNERSHIPS
The carrying amounts of investment real estate, net of accumulated depreciation, and real estate partnerships by property-type are as follows:

AS OF DEC. 31, 2025 US$ MILLIONS, EXCEPT FOR PERCENTAGES	Investment real estate(1)		Real estate partnerships
	Amount	Percentage	Amount	Percentage
Hotel	$178	6%	$108	3%
Industrial	56	2%	62	1%
Land	807	27%	41	1%
Office	329	11%	1,943	46%
Retail	161	5%	1,529	36%
Apartments	46	2%	406	10%
Single family residential	1,311	43%	8	—%
Other	112	4%	144	3%
Total	$3,000	100%	$4,241	100%

AS OF DEC. 31, 2024 US$ MILLIONS, EXCEPT FOR PERCENTAGES	Investment real estate(1)		Real estate partnerships
	Amount	Percentage	Amount	Percentage
Hotel	$135	6%	$108	3%
Industrial	14	1%	83	2%
Land	288	11%	35	1%
Office	338	14%	2,090	61%
Retail	186	8%	705	21%
Apartments	47	2%	267	8%
Single family residential	1,343	57%	—	—%
Other	15	1%	150	4%
Total	$2,366	100%	$3,438	100%
__________________________
(1)Investment real estate for single family residential property as of December 31, 2025 includes $1.3 billion of real estate fair valued as a result of consolidation of investment company VIE in accordance with ASC 946 (December 31, 2024 – $1.3 billion).
As of December 31, 2025, $63 million of real estate investments met the criteria as held-for-sale (2024 – $12 million).

NOTE 8. VARIABLE INTEREST ENTITIES AND EQUITY METHOD INVESTMENTS
Through its investment activities, the Company regularly invests in various entities including limited partnerships (“LPs”) and limited liability companies (“LLCs”) and frequently participates in the design with their sponsors, but in most cases, its involvement is limited to financing. Some of these entities have been determined to be VIEs. In certain instances, in addition to an economic interest in the entity, the Company holds the power to direct the most significant activities of the entity and is deemed the primary beneficiary. The Company consolidates all VIEs for which it is the primary beneficiary. The assets of consolidated VIEs are restricted and must first be used to settle their liabilities. Creditors or beneficial interest holders of these VIEs have no recourse to the general credit of the Company, as its obligation is limited to the amount of its committed investment. The Company has not provided financial or other support to these consolidated VIEs in the form of liquidity arrangements, guarantees or other commitments to third parties that may affect the fair value or risk of its variable interest in these VIEs as of December 31, 2025 and 2024.
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
(a)Consolidated Variable Interest Entities
The assets and liabilities relating to the consolidated VIEs from the Company’s investment activities included in the financial statements are as follows:

AS OF DEC. 31 US$ MILLIONS	2025	2024
Available-for-sale fixed maturity securities	$74	$127
Equity securities	5,728	576
Mortgage loans on real estate, net of allowance	248	189
Private loans, net of allowance	1,980	1,384
Investment real estate	2,660	1,798
Real estate partnerships	3,780	2,885
Investment funds	7,997	4,804
Other invested assets	326	144
Cash and cash equivalents	320	218
Other assets	462	404
Total assets of consolidated VIEs	$23,575	$12,529
Notes payable	205	189
Other liabilities	768	363
Total liabilities of consolidated VIEs	$973	$552

(b)Unconsolidated Variable Interest Entities
For certain of the Company’s investments in various entities that are determined to be VIEs, the Company is not the primary beneficiary as it does not take an active role in the management of these investments. Such investments are reported in certain investment line items on the statements of financial position, including “Available-for-sale fixed maturity securities, at fair value” and “Investment funds”. In some instances, a consolidated VIE involves one or more underlying entities for which the Company is not the primary beneficiary because it does not have the power to direct the most significant activities of these entities. These unconsolidated VIEs that are part of consolidated VIEs are reported primarily in “Real estate partnerships” on the statements of financial position. Creditors or beneficial interest holders of the unconsolidated VIEs have no recourse to the general credit of the Company, as its obligation is limited to the amount of its committed investment. The Company has not provided financial or other support to these unconsolidated VIEs in the form of liquidity arrangements, guarantees or other commitments to third-parties that may affect the fair value or risk of its variable interest in these VIEs as of December 31, 2025 and 2024.
The carrying amount and maximum exposure to loss relating to these unconsolidated VIEs are as follows:

AS OF DEC. 31 US$ MILLIONS	2025		2024
	Carrying Amount	Maximum Exposure to Loss	Carrying Amount	Maximum Exposure to Loss
Available-for-sale fixed maturity securities	$1,296	$1,604	$2,142	$3,003
Equity securities	253	253	466	466
Mortgage loans on real estate, net of allowance	414	414	716	731
Private loans, net of allowance	368	368	—	—
Real estate partnerships	3,570	3,642	2,548	2,579
Investment funds	6,489	8,994	1,989	2,153
Short-term investments	—	—	99	99
Other invested assets	316	316	173	189
Total	$12,706	$15,591	$8,133	$9,220
(c)Equity Method Investments
Our investments in investment funds, real estate partnerships and other partnerships, of which substantially all are LPs or LLCs, are accounted for using the equity method of accounting, except for certain investments that are fair valued due to the application of fair value option under ASC 825 or the consolidation of investment company VIEs under ASC 946. Fair value of certain investments are estimated using NAV as a practical expedient.
The Company’s investments that would require the use of the equity method of accounting, absent the election of the fair value option under ASC 825, were $13.3 billion and $9.4 billion as of December 31, 2025 and 2024, respectively. Balance as of December 31, 2025 includes partial interests in Brookfield real estate investments totaling $6.0 billion (2024 – $4.5 billion) and $1.0 billion of common stock of Brookfield Business Partners L.P. (“BBU”) for which a quoted market price is available (2024 – $901 million). The aggregate value of our interest in BBU based on the quoted market price as of December 31, 2025 was $1.5 billion (2024 – $1.0 billion). These equity method investments are primarily recorded as “Real estate partnerships” or “Investment funds” on the statements of financial position.
We generally recognize our share of earnings in our equity method investments within “Net investment income”. For the years ended December 31, 2025, 2024 and 2023, net investment income for Real estate partnerships and Investment funds in Note 10 principally represent our share of earnings in our equity method investments, including fair value changes from investments under ASC 825.
The following aggregated summarized financial data reflects the latest available financial information, inclusive of investments to which we would have applied the equity method had we not elected the fair value option under ASC 825, and does not represent the Company’s pro rata share of the assets, liabilities or earnings of such entities. Aggregated total assets of these entities totaled $303.4 billion and $208.6 billion as of December 31, 2025 and 2024, respectively. Aggregate net income of these entities totaled $13.6 billion, $5.1 billion and $2.0 billion for the years ended December 31, 2025, 2024 and 2023 respectively. Aggregate net income from the underlying entities in which the Company invests is primarily comprised of investment income, including recurring investment income (loss) and realized and unrealized investment gains (losses), from investment funds, investment real estate, real estate partnerships and other invested assets.

NOTE 9. DERIVATIVE INSTRUMENTS
The Company manages risks associated with certain assets and liabilities by using derivative instruments. Derivative instruments are financial contracts whose value is derived from underlying interest rates, exchange rates or other financial instruments. The Company does not invest in derivatives for speculative purposes.
Foreign exchange forwards, options and swaps are over-the-counter contractual agreements negotiated between counterparties. The Company purchases equity-indexed options as economic hedges against fluctuations in the equity markets to which equity-indexed products are exposed. Equity-indexed contracts include a fixed host universal-life insurance or annuity contract and an equity-indexed embedded derivative. Foreign exchange forwards, cross currency swaps and interest rate swaps are used to manage our exposure to foreign currency risk, interest rate risk or both. Futures contracts are traded in an organized market and are contractual obligations to buy or sell a financial instrument at a predetermined future time at a given price.
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
The notional amounts and fair values of freestanding derivative instruments are shown below:

AS OF DEC. 31 US$ MILLIONS	Primary underlying risk	2025			2024
		Notional Amount	Fair Value(1)		Notional Amount	Fair Value(1)
			Assets	Liabilities		Assets	Liabilities
Derivatives designated as hedging instruments:
Foreign exchange forwards	Foreign currency	$1,248	$3	$(17)	$1,625	$21	$(18)
Cross currency swaps	Foreign currency	1,499	12	(5)	1,330	9	(16)
Interest rate swaps	Interest rate	1,797	12	—	—	—	—

Derivatives not designated as hedging instruments:
Equity-indexed options	Equity	46,883	1,571	—	46,374	1,311	(5)
Equity total return swaps	Equity	—	—	—	18	1	—
Foreign exchange forwards	Foreign currency	7,447	28	(59)	3,684	34	(9)
Cross currency swaps	Foreign currency	1,001	35	(16)	38	—	—
Interest rate swaps	Interest rate	2,027	32	(22)	985	15	(9)
		$61,902	$1,693	$(119)	$54,054	$1,391	$(57)
__________________________
(1)The asset and liability balances are presented on a gross basis. Amounts are reported in “Other invested assets” and “Other liabilities” in the statements of financial position after the evaluation for rights of offset. See “Derivative Exposure” section of this note for further details.

Derivatives Designated as Hedging Instruments
The Company has designated and accounted for certain foreign exchange forwards and cross currency swaps (together “foreign currency derivatives”) as fair value hedges to protect a portion of the available-for-sale fixed maturity securities against changes in fair value due to changes in exchange rates. The Company has also designated and accounted for certain interest rate swaps (“interest rate derivatives”) as fair value hedges to convert a portion of PAB from a fixed rate liability to a floating rate liability.
For derivative instruments that were designated and qualified as fair value hedges, the gain or loss on the portion of the derivative instrument included in the assessment of hedge effectiveness and the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in the same line item in the statements of operations. The unrealized gain or loss attributable to changes in exchange rates on the available-for-sale fixed maturity securities that were designated as part of the hedge are reclassified out of other comprehensive income (“OCI”) into “Investment related gains (losses)” in the statements of operations. The remaining change in unrealized gain or loss on the hedged item not associated with the risk being hedged remains as a component of OCI. The gains (losses) on interest rate derivatives designated as hedging instruments for certain PAB are included in “Interest sensitive contract benefits” in the statements of operations.
The following represents the amount of gains (losses) related to the derivatives and hedged items that qualify for fair value hedges:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2025	2024	2023
Foreign currency derivatives:
Hedged items	$(25)	$163	$10
Derivatives designated as hedging instruments	16	(131)	(9)
Interest rate derivatives:
Hedged items	(12)	—	—
Derivatives designated as hedging instruments	12	—	—
Gains (losses) on fair value hedges	$(9)	$32	$1
The amortized cost of available-for-sale fixed maturity securities designated and qualifying as hedged items in fair value hedges in relation to foreign currency derivatives was $2.7 billion as of December 31, 2025 (2024 – $2.5 billion). The following table presents the carrying amount and cumulative fair value hedging adjustments for a portion of PAB designated and qualifying as hedged items in fair value hedges in relation to interest rate derivatives:

AS OF DEC. 31 US$ MILLIONS	Carrying Amount of the Hedged Assets (Liabilities)		Cumulative Amount of Fair Value Hedging Adjustments Included in the Carrying Amount of the Hedged Assets (Liabilities)
Location in the Statements of Financial Position	2025	2024	2025	2024
Policyholders’ account balances	$(2,224)	$—	$(12)	$—

Derivatives Not Designated as Hedging Instruments
The following represents the amount of gains (losses) related to the derivatives not designated as hedging instruments, recognized in “Investment related gains (losses)” on the statements of operations, except for equity-indexed options which are recognized in “Change in fair value of insurance-related derivatives and embedded derivatives”:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2025	2024	2023
Equity-indexed options	$314	$556	$109
Equity total return swaps	—	1	—
Foreign exchange forwards	(84)	31	39
Cross currency swaps	(41)	58	—
Interest rate options	—	26	139
Interest rate swaps	5	(3)	7
Bond futures	—	17	10
Total	$194	$686	$304
Derivative Exposure
The Company’s use of derivative instruments exposes it to credit risk in the event of non-performance by counterparties. The Company has a policy of only dealing with counterparties it believes are creditworthy and obtaining sufficient collateral where appropriate, as a means to mitigating the financial loss from defaults. The minimum credit rating of our counterparties is A- as of December 31, 2025 (2024 – BBB+), and all derivatives have been appropriately collateralized by the Company and the counterparties in accordance with the terms of the derivative agreements. The Company holds collateral in cash and notes secured by U.S. government-backed assets. The non-performance risk is the net counterparty exposure based on fair value of open contracts less fair value of collateral held. The Company maintains master netting agreements with its current active trading partners. A right of offset has been applied to cash collateral that supports credit risk and has been recorded in the statements of financial position as an offset to “Other invested assets” with an associated payable to “Other liabilities” for non-cash and excess collateral. A right of offset has also been applied to derivative assets and liabilities with the same counterparty under the same master netting agreement, and such derivative instruments are presented on a net basis in the statements of financial position.
Information regarding the Company’s exposure to credit loss on the derivatives it holds, including the effect of rights of offset, is presented below:

AS OF DEC. 31, 2025 US$ MILLIONS	Gross amount of derivative instruments(1)	Gross amounts offset in the statements of financial position(2)		Net amount presented on the statements of financial position	Collateral (received) pledged in invested assets(3)	Net amount after collateral
		Counterparty netting	Cash collateral
Total derivative assets	$1,693	$(82)	$(1,548)	$63	$(28)	$35
Total derivative liabilities	$(119)	$82	$—	$(37)	$—	$(37)
__________________________
(1)Represents derivative assets and liabilities on a gross basis, which are not offset under enforceable master netting agreements that meet all offsetting criteria.
(2)Represents netting of derivative exposures covered by qualifying master netting agreements.
(3)Excludes $115 million of excess collateral received from, and $64 million of initial margin posted to, derivative counterparties as of December 31, 2025.

AS OF DEC. 31, 2024 US$ MILLIONS	Gross amount of derivative instruments(1)	Gross amounts offset in the statements of financial position(2)		Net amount presented on the statements of financial position	Collateral (received) pledged in invested assets(3)	Net amount after collateral
		Counterparty netting	Cash collateral
Total derivative assets	$1,391	$(30)	$(1,298)	$63	$—	$63
Total derivative liabilities	$(57)	$30	$—	$(27)	$23	$(4)
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
Embedded Derivatives
The fair values of embedded derivatives that have been separated from their host contracts, presented in the statements of financial position, are shown below:

AS OF DEC. 31 US$ MILLIONS		2025		2024
	Location in the Statements of Financial Position	Fair Value		Fair Value
		Assets	Liabilities	Assets	Liabilities
Modco arrangement	Reinsurance funds withheld	$48	$—	$18	$—
Indexed annuity and variable annuity product	Policyholders’ account balances	—	(6,414)	—	(1,123)
Funds withheld arrangement	Funds withheld for reinsurance liabilities	—	(74)	—	(37)
		$48	$(6,488)	$18	$(1,160)
The following represents the amount of gains (losses) related to embedded derivatives recorded in the statements of operations:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	Location in the Statements of Operations	2025	2024	2023
Modco arrangement	Net investment results from reinsurance funds withheld	$30	$259	$(182)
Indexed annuity and variable annuity product	Change in fair value of insurance-related derivatives and embedded derivatives	(491)	(284)	(67)
Funds withheld arrangement	Change in fair value of insurance-related derivatives and embedded derivatives	(41)	(38)	—
		$(502)	$(63)	$(249)

NOTE 10. NET INVESTMENT INCOME AND INVESTMENT RELATED GAINS (LOSSES)
Net investment income is shown below:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2025	2024	2023
Available-for-sale fixed maturity securities	$3,199	$2,310	$830
Equity securities	133	64	25
Mortgage loans	821	660	325
Private loans	527	185	107
Investment real estate	45	47	49
Real estate partnerships	111	(10)	(1)
Investment funds	640	365	124
Policy loans	21	35	17
Short-term investments	171	271	221
Other invested assets	151	337	112
Total net investment income	$5,819	$4,264	$1,809
Net unrealized and realized investment gains (losses) are shown below:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2025	2024	2023
Available-for-sale fixed maturity securities	$23	$(193)	$(105)
Equity securities	458	643	372
Mortgage loans	52	(87)	(27)
Private loans	(37)	(8)	(13)
Investment real estate	41	(7)	(11)
Real estate partnerships	5	—	—
Investment funds	(20)	(8)	13
Short-term investments and other invested assets(1)	(37)	29	196
Total investment related gains	$485	$369	$425
__________________________
(1)Amount for the year ended December 31, 2024 includes an accounting loss related to a deemed settlement of a previously held reinsurance agreement between NER SPC and AEL recognized in the second quarter of 2024. See Note 16 for details.

NOTE 11. FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amount and fair value of financial instruments are shown below:

	2025		2024
AS OF DEC. 31 US$ MILLIONS	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Available-for-sale fixed maturity securities	$64,209	$64,209	$53,802	$53,802
Equity securities(1)	7,972	7,972	3,854	3,854
Mortgage loans on real estate, net of allowance	11,231	11,343	12,426	12,240
Private loans, net of allowance	8,415	8,489	5,204	5,320
Real estate partnerships(2)	2,343	2,343	1,487	1,487
Policy loans	234	234	276	276
Short-term investments(3)	475	475	4,400	4,400
Other invested assets:
Derivative assets	1,611	1,611	1,361	1,361
Separately managed accounts	54	54	71	71
Other(4)(5)	1,189	1,188	956	958
Cash and cash equivalents	13,014	13,014	12,243	12,243
Reinsurance funds withheld – embedded derivative	48	48	18	18
Other assets – market risk benefit assets	1,174	1,174	856	856
Separate account assets(6)	822	822	1,343	1,343
Total financial assets	$112,791	$112,976	$98,297	$98,229
Financial liabilities
Policyholders’ account balances – embedded derivative	6,414	6,414	1,123	1,123
Market risk benefits	4,536	4,536	3,655	3,655
Notes payable	205	205	189	189
Corporate and non-recourse borrowings	5,485	5,574	4,351	4,371
Funds withheld for reinsurance liabilities – embedded derivative	74	74	37	37
Other liabilities – derivative liabilities	37	37	27	27
Separate account liabilities(6)	822	822	1,343	1,343
Total financial liabilities	$17,573	$17,662	$10,725	$10,745
__________________________
(1)The cost of equity securities as of December 31, 2025 was $6.7 billion (2024 – $3.1 billion). Balance includes $250 million of equity securities measured at cost less any impairments, if any, as their fair values are not readily determinable and are therefore not subject to the fair value hierarchy as of December 31, 2025. No amounts of impairments were recorded for the year ended December 31, 2025. The Company held no equities without readily determinable fair values as of December 31, 2024.
(2)Represents financial assets that are fair valued in accordance with ASC 825.
(3)Balance includes $400 million of amounts loaned under reverse repurchase agreements as of December 31, 2025 (2024 – $400 million). The fair value of the collateral received under these agreements was $872 million as of December 31, 2025 (2024 – $783 million).
(4)Balance includes $782 million and $637 million of other invested assets not subject to the fair value hierarchy as of December 31, 2025 and 2024,respectively.
(5)Balance excludes $1.5 billion and $1.3 billion of derivative collaterals that are recorded as an offset to “Other invested assets” in the statements of financial position and are also not included in the fair value hierarchy as of December 31, 2025 and 2024, respectively. Refer to “Derivative Exposure” section of Note 9 for details.
(6)Balance include nil and $31 million of assets, and corresponding liabilities, that are not subject to the fair value hierarchy as of December 31, 2025 and 2024, respectively.

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

Market risk benefits — MRBs are valued using stochastic models that incorporate a spread reflecting our non-performance risk. The key assumptions for calculating the fair value of the MRBs are market assumptions such as equity market returns, interest rate levels, market volatility and correlations and policyholder behavior assumptions such as lapse, mortality, utilization and withdrawal patterns. Risk margins are included in the policyholder behavior assumptions. The assumptions are based on a combination of historical data and actuarial judgment. MRBs are classified as Level 3 fair value measurements as the fair value is based on unobservable inputs. The following significant unobservable inputs are used for measuring the fair value (See Note 19 for the valuation technique and significant unobservable inputs used as of December 31, 2025):
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
Policyholders’ account balances – embedded derivatives — The fair value of the embedded derivative component of the Company’s fixed index annuity and equity-indexed universal life policyholder’s account balances is estimated at each valuation date by (i) projecting policy contract values and minimum guaranteed contract values over the expected lives of the contracts and (ii) discounting the excess of the projected contract value amounts at the applicable risk free interest rates adjusted for the Company’s non-performance risk related to those liabilities. The following significant unobservable inputs are used for measuring the fair value: (i) Option budget; (ii) Lapse rates; and (iii) Non-performance risk. For the details of these significant unobservable inputs, refer to significant unobservable inputs for “Market risk benefits”.
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

The fair value hierarchy measurements of the assets and liabilities recorded at fair value are shown below:

AS OF DEC. 31, 2025 US$ MILLIONS	Total Fair Value	Level 1	Level 2	Level 3
Financial assets
Available-for-sale fixed maturity securities:
U.S. treasury and government	$360	$299	$61	$—
U.S. state and municipal	3,158	—	3,158	—
Foreign governments	1,851	—	1,829	22
Corporate debt securities	48,599	—	47,317	1,282
Residential mortgage-backed securities	1,204	—	1,185	19
Commercial mortgage-backed securities	3,738	—	3,628	110
Collateralized debt securities	5,299	—	2,519	2,780
Total available-for-sale fixed maturity securities	64,209	299	59,697	4,213
Equity securities:
Common stock	7,222	7,132	2	88
Preferred stock	492	20	63	409
Total equity securities	7,714	7,152	65	497
Investment real estate(1)	1,253	—	—	1,253
Real estate partnerships(1)(2)	2,385	—	—	2,385
Investment funds(1)(3)	152	—	—	152
Short-term investments	475	1	243	231
Other invested assets:
Derivative assets	1,611	—	1,408	203
Separately managed accounts	54	—	—	54
Other(2)	407	—	—	407
Cash and cash equivalents	13,014	13,014	—	—
Reinsurance funds withheld – embedded derivative	48	—	—	48
Premiums due and other receivables – derivative asset	19	—	19	—
Other assets – market risk benefit assets	1,174	—	—	1,174
Separate account assets	822	804	18	—
Total financial assets	$93,337	$21,270	$61,450	$10,617
Financial liabilities
Policyholders’ account balances – embedded derivative	$6,414	$—	$—	$6,414
Market risk benefits	4,536	—	—	4,536
Funds withheld for reinsurance liabilities – embedded derivative	74	—	—	74
Other liabilities – derivative liabilities	37	—	37	—
Separate account liabilities	822	804	18	—
Total financial liabilities	$11,883	$804	$55	$11,024
__________________________
(1)Balances include financial assets that are fair valued as a result of consolidation of investment company VIE in accordance with ASC 946.
(2)$2.3 billion of real estate partnerships and $407 million of other invested assets are financial assets that are fair valued in accordance with ASC 825.
(3)Balance for investment funds excludes those measured at estimated fair value using NAV per share as a practical expedient. As of December 31, 2025, the estimated fair values of investment funds measured at NAV as a practical expedient were $662 million.

AS OF DEC. 31, 2024 US$ MILLIONS	Total Fair Value	Level 1	Level 2	Level 3
Financial assets
Available-for-sale fixed maturity securities:
U.S. treasury and government	$369	$310	$59	$—
U.S. state and municipal	3,289	—	3,233	56
Foreign governments	2,042	—	2,042	—
Corporate debt securities	37,380	—	34,696	2,684
Residential mortgage-backed securities	1,310	—	1,291	19
Commercial mortgage-backed securities	3,320	—	3,245	75
Collateralized debt securities	6,092	—	3,447	2,645
Total available-for-sale fixed maturity securities	53,802	310	48,013	5,479
Equity securities:
Common stock	3,412	2,858	2	552
Preferred stock	438	36	12	390
Private equity and other	4	—	—	4
Total equity securities	3,854	2,894	14	946
Investment real estate(1)	1,283	—	—	1,283
Real estate partnerships(1)(2)	1,529	—	—	1,529
Investment funds(1)(3)	124	—	—	124
Short-term investments	4,400	3,213	834	353
Other invested assets:
Derivative assets	1,361	—	1,138	223
Separately managed accounts	71	—	—	71
Other(2)	319	—	11	308
Cash and cash equivalents	12,243	12,243	—	—
Reinsurance funds withheld – embedded derivative	18	—	—	18
Premiums due and other receivables – derivative asset	22	—	22	—
Other assets – market risk benefit assets	856	—	—	856
Separate account assets	1,312	258	1,054	—
Total financial assets	$81,194	$18,918	$51,086	$11,190
Financial liabilities
Policyholders’ account balances – embedded derivative	$1,123	$—	$—	$1,123
Market risk benefits	3,655	—	—	3,655
Funds withheld for reinsurance liabilities – embedded derivative	37	—	—	37
Other liabilities – derivative liabilities	27	—	27	—
Separate account liabilities	1,312	258	1,054	—
Total financial liabilities	$6,154	$258	$1,081	$4,815
__________________________
(1)Balances include financial assets that are fair valued as a result of consolidation of investment company VIE in accordance with ASC 946.
(2)$1.5 billion of real estate partnerships and $171 million of other invested assets are financial assets that are fair valued in accordance with ASC 825.
(3)Balance for investment funds excludes those measured at estimated fair value using NAV per share as a practical expedient. As of December 31, 2024, the estimated fair values of investment funds measured at NAV as a practical expedient were $380 million.

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
Corporate and non-recourse borrowings — Corporate and non-recourse borrowings are carried at outstanding principal balance. Fair values for subordinated debentures are estimated using discounted cash flow calculations principally based on observable inputs including the Company’s incremental borrowing rates, which reflect its credit rating, for similar types of borrowings with maturities consistent with those remaining for the debt being valued.
Notes payable — Notes payable are carried at outstanding principal balance. For a majority of the notes, the carrying value of the notes payable approximates fair value because the underlying interest rates approximate market rates at the reporting date.
Policyholders’ account balances & deposit assets excluding embedded derivative — The fair values of the policyholders’ account balances not involving significant mortality or morbidity risks, including funding agreements, are stated at the cost we would incur to extinguish the liability (i.e., the cash surrender value) as these contracts are generally issued without an annuitization date. The coinsurance deposits related to the annuity benefit reserves have fair values determined in a similar fashion. For period-certain annuity benefit contracts, the fair value is determined by discounting the benefits at the interest rates currently in effect for newly issued immediate annuity contracts. All of the fair values presented within these categories fall within Level 3 of the fair value hierarchy as most of the inputs are unobservable market data.
The carrying amount and estimated fair value of financial instruments not recorded at fair value are shown below. The table below excludes accrued investment income, which is recorded at amortized cost in the statements of financial position, as their carrying amounts approximate the fair values due to their short-term nature.

AS OF DEC. 31, 2025 US$ MILLIONS	Carrying Amount	Fair Value	FV Hierarchy Level
			Level 1	Level 2	Level 3
Financial assets
Mortgage loans on real estate, net of allowance	$11,231	$11,343	$—	$—	$11,343
Private loans, net of allowance	8,415	8,489	—	74	8,415
Policy loans	234	234	—	—	234
Deposit assets	5,440	5,352	—	—	5,352
Other invested assets, excluding derivatives and separately managed accounts	782	781	—	417	364
Total financial assets	$26,102	$26,199
Financial liabilities
Policyholders’ account balances – investment contracts, excluding embedded derivative	$83,782	$83,782	—	—	83,782
Corporate and non-recourse borrowings	5,485	5,574	—	—	5,574
Notes payable	205	205	—	—	205
Total financial liabilities	$89,472	$89,561

AS OF DEC. 31, 2024 US$ MILLIONS	Carrying Amount	Fair Value	FV Hierarchy Level
			Level 1	Level 2	Level 3
Financial assets
Mortgage loans on real estate, net of allowance	$12,426	$12,240	$—	$—	$12,240
Private loans, net of allowance	5,204	5,320	—	153	5,167
Policy loans	276	276	—	—	276
Deposit assets	6,165	6,026	—	—	6,026
Other invested assets, excluding derivatives and separately managed accounts	637	639	—	408	231
Total financial assets	$24,708	$24,501
Financial liabilities
Policyholders’ account balances – investment contracts, excluding embedded derivative	$79,383	$79,383	—	—	79,383
Corporate and non-recourse borrowings	4,351	4,371	—	—	4,371
Notes payable	189	189	—	—	189
Total financial liabilities	$83,923	$83,943

For financial assets and financial liabilities measured at fair value on a recurring basis using Level 3 inputs during the periods, reconciliations of the beginning and ending balances are shown below:

	Assets			Liabilities
US$ MILLIONS	Invested assets(1)	Derivative assets	Reinsurance funds withheld – embedded derivative	Policyholders’ account balances – embedded derivative	Funds withheld for reinsurance liabilities – embedded derivative
Balance as of January 1, 2023	$2,489	$121	$154	$(726)	$—
Acquisitions from business combination	47	—	—	—	—
Fair value changes in net income	(171)	109	(200)	(96)	—
Fair value changes in other comprehensive income	389	—	—	—	—
Purchases	6,304	133	—	—	—
Sales	(4,611)	—	—	—	—
Settlements or maturities	—	(136)	—	—	—
Premiums less benefits	—	—	—	(50)	—
Balance as of December 31, 2023	$4,447	$227	$(46)	$(872)	$—
Acquisitions from business combination	4,288	—	—	—	—
Derecognition(2)	—	—	(196)	—	—
Fair value changes in net income	(38)	125	260	(204)	(37)
Fair value changes in other comprehensive income	94	—	—	—	—
Purchases	3,132	147	—	—	—
Sales	(350)	—	—	—	—
Settlements or maturities	(935)	(276)	—	49	—
Premiums less benefits	—	—	—	(96)	—
Transfers into Level 3	367	—	—	—	—
Transfers out of Level 3	(912)	—	—	—	—
Balance as of December 31, 2024	$10,093	$223	$18	$(1,123)	$(37)
Fair value changes in net income	27	102	30	(31)	(37)
Fair value changes in other comprehensive income	47	—	—	—	—
Purchases	2,696	139	—	—	—
Sales	(2,209)	—	—	—	—
Settlements or maturities	(571)	(261)	—	—	—
Premiums less benefits	—	—	—	(194)	—
Transfers into Level 3	1,130	—	—	(5,066)	—
Transfers out of Level 3	$(2,021)	$—	$—	$—	$—
Balance as of December 31, 2025	$9,192	$203	$48	$(6,414)	$(74)
__________________________
(1)Include separately managed accounts.
(2)See Note 16 for the details of effective settlement of a reinsurance arrangement, resulting in the derecognition of reinsurance funds withheld.
There were no transfers between Level 1 or Level 2 during the periods presented. Transfers into and out of Level 3 for the year ended December 31, 2025 were primarily the result of changes in observable pricing. The Company’s valuation of financial instruments categorized as Level 3 in the fair value hierarchy are based on valuation techniques that use significant inputs that are unobservable or had a decline in market activity that obscured observability. The indicators considered in determining whether a significant decrease in the volume and level of activity for a specific asset has occurred include the level of new issuances in the primary market, trading volume in the secondary market, the level of credit spreads over historical levels, applicable bid-ask spreads, and price consensus among market participants and other pricing sources. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models and discounted cash flow methodology based on spread/yield assumptions.

The following summarizes the valuation techniques and significant unobservable inputs used for recurring Level 3 fair value measurements as of December 31, 2025:

Type of Asset	Valuation Techniques	Significant Unobservable Inputs	Range
Available-for-sale fixed maturity securities	•Discounted cash flows	•Discount rate	•2% - 9%
Investment real estate and real estate partnerships	•Broker price opinions
Short-term investments	•Discounted cash flows	•Discount rate	•4% - 30%
Derivative assets	•Vendor sourced prices	•Equity index volatility •Forward price/dividend
Separately managed accounts	•Current value method	•NCY EBITDA(1)
__________________________
(1)NCY EBITDA uses forecasted EBITDA expected to be achieved over the next calendar year.

NOTE 12. REINSURANCE
The Company reinsures its business through a diversified group of reinsurers (“reinsurance ceded”) and assumes certain businesses by entering into retrocession agreements with third-party insurers (“reinsurance assumed”). Under reinsurance ceded transactions, the Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements. The Company monitors trends in arbitration and any litigation outcomes with its reinsurers. Collectability of reinsurance balances is evaluated by monitoring ratings and the financial strength of its reinsurers.
In addition, certain of our subsidiaries have intercompany reinsurance agreements. All intercompany balances arising from such intercompany reinsurance agreements are eliminated in full on consolidation.
The effect of reinsurance on the applicable line items on our statements of operations are as follows:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2025	2024	2023
Premiums earned:
Gross amounts, including reinsurance assumed	$5,820	$9,869	$5,430
Reinsurance ceded	(1,333)	(1,602)	(1,293)
Net amount	$4,487	$8,267	$4,137
Other policy revenue:
Gross amounts, including reinsurance assumed	$1,106	$902	$413
Reinsurance ceded	(316)	(121)	—
Net amount	$790	$781	$413
Policyholder benefits and claims incurred:
Gross amounts, including reinsurance assumed	$(5,725)	$(11,432)	$(4,769)
Reinsurance ceded	1,236	3,270	830
Net amount	$(4,489)	$(8,162)	$(3,939)
Interest sensitive contract benefits:
Gross amounts, including reinsurance assumed	$(2,331)	$(2,253)	$(900)
Reinsurance ceded	259	379	213
Net amount	$(2,072)	$(1,874)	$(687)
Change in fair value of market risk benefits:
Gross amounts, including reinsurance assumed	$(800)	$(184)	$156
Reinsurance ceded	75	77	10
Net amount	$(725)	$(107)	$166
Reinsurance Ceded
Effective July 1, 2024, several ANGI subsidiaries entered into a coinsurance reinsurance agreement with a strong rated counterparty, whereby these subsidiaries ceded a diversified block of life business representing approximately $3.3 billion of insurance liabilities, which was recorded within “Reinsurance recoverables and deposit assets” on the statements of financial position.
Reinsurance Assumed
Effective November 14, 2025, a subsidiary of ANGI entered into a modified coinsurance agreement with a third-party insurer to reinsure a PRT group annuity contract. Business assumed under this agreement during 2025 was not significant.
Effective October 1, 2025, a subsidiary of ANGI entered into a coinsurance agreement with a third-party insurer in Japan, whereby this subsidiary reinsures certain policies on a flow basis. Business assumed under this agreement during 2025 was not significant.
Effective December 16, 2024, a subsidiary of ANGI entered into a PRT transaction under a coinsurance reinsurance agreement with a third-party insurer in the United Kingdom, whereby this subsidiary recognized approximately $1.3 billion of investments and insurance liabilities, which was recorded within “Future policy benefits” on the statements of financial position.
Effective September 3, 2021, NER Ltd. entered into a modified coinsurance arrangement with a third-party insurer to reinsurance a block of multi-year guarantee fixed annuities. Our reinsurance assumed exposure from this arrangement as of December 31, 2025 is “Reinsurance funds withheld” of $1.4 billion and “Deposit liabilities” of $1.4 billion as presented in the statements of financial position (2024 – $1.5 billion and $1.5 billion, respectively).

NOTE 13. SEPARATE ACCOUNT ASSETS AND LIABILITIES
The following table presents the change of the Company’s separate account assets and liabilities:

AS OF AND FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2025	2024
Balance, beginning of year	$1,343	$1,189
Additions (deductions):
Policyholder deposits	65	74
Net investment income	87	66
Net realized capital gains on investments	57	117
Policyholder benefits and withdrawals	(649)	(119)
Net transfer to general account	(65)	33
Policy charges	(16)	(17)
Total changes	(521)	154
Balance, end of year	$822	$1,343

Cash surrender value	$794	$724
NOTE 14. DEFERRED POLICY ACQUISITION COSTS, DEFERRED SALES INDUCEMENTS AND VALUE OF BUSINESS ACQUIRED
The following tables present a rollforward of DAC, deferred sales inducements (“DSI”) and value of business acquired (“VOBA asset”) for the periods indicated:

AS OF AND FOR THE YEAR ENDED DEC. 31, 2025 US$ MILLIONS	Annuities	P&C	Life Insurance	Total
DAC:
Balance, beginning of year	$886	$184	$306	$1,376
Additions	1,121	406	105	1,632
Amortization	(114)	(424)	(34)	(572)
Net change	1,007	(18)	71	1,060
Balance, end of year	$1,893	$166	$377	$2,436
DSI:
Balance, beginning of year	$393	$—	$—	$393
Additions	773	—	—	773
Amortization	(52)	—	—	(52)
Net change	721	—	—	721
Balance, end of period	$1,114	$—	$—	$1,114
VOBA asset:
Balance, beginning of year	$8,838	$27	$62	$8,927
Amortization	(777)	(13)	(4)	(794)
Net change	(777)	(13)	(4)	(794)
Balance, end of year	$8,061	$14	$58	$8,133
Total DAC, DSI and VOBA asset	$11,068	$180	$435	$11,683

AS OF AND FOR THE YEAR ENDED DEC. 31, 2024 US$ MILLIONS	Annuities	P&C	Life Insurance	Total
DAC:
Balance, beginning of year	$1,314	$171	$217	$1,702
Additions	764	474	108	1,346
Derecognition(1)	(1,129)	—	—	(1,129)
Amortization	(63)	(461)	(19)	(543)
Net change	(428)	13	89	(326)
Balance, end of year	$886	$184	$306	$1,376
DSI:
Balance, beginning of year	$257	$—	$—	$257
Additions	394	—	—	394
Derecognition(1)	(246)	—	—	(246)
Amortization	(12)	—	—	(12)
Net change	136	—	—	136
Balance, end of year	$393	$—	$—	$393
VOBA asset:
Balance, beginning of year	$40	$168	$301	$509
Acquisition of business combination(2)	9,321	—	—	9,321
Derecognition(3)	—	—	(221)	(221)
Amortization	(523)	(141)	(18)	(682)
Net change	8,798	(141)	(239)	8,418
Balance, end of year	$8,838	$27	$62	$8,927
Total DAC, DSI and VOBA asset	$10,117	$211	$368	$10,696
__________________________
(1)See Note 16 for the details of an effective settlement of a reinsurance arrangement, resulting in the derecognition of DAC and DSI.
(2)See Note 16 for the details of the measurement period adjustment to the VOBA asset included within this amount, which was recognized upon the Company’s acquisition of AEL in May 2024.
(3)See Note 12 for details of a reinsurance transaction in relation to the Company’s Life business at ANGI, resulting in the derecognition of a portion of the VOBA asset recognized upon the Company’s acquisition of American National in May 2022.

AS OF AND FOR THE YEAR ENDED DEC. 31, 2023 US$ MILLIONS	Annuities	P&C	Life Insurance	Total
DAC:
Balance, beginning of year	$886	$124	$86	$1,096
Additions	508	464	148	1,120
Amortization	(80)	(417)	(17)	(514)
Net change	428	47	131	606
Balance, end of year	$1,314	$171	$217	$1,702
DSI:
Balance, beginning of year	$85	$—	$—	$85
Additions	182	—	—	182
Amortization	(10)	—	—	(10)
Net change	172	—	—	172
Balance, end of year	$257	$—	$—	$257
VOBA Asset:
Balance, beginning of year	$26	$68	$310	$404
Acquisition of business combination	—	176	—	176
Additions	19	—	18	37
Amortization	(5)	(76)	(27)	(108)
Net change	14	100	(9)	105
Balance, end of year	40	168	301	509
Total DAC, DSI and VOBA Asset	$1,611	$339	$518	$2,468
The following table provides the projected VOBA asset amortization expenses for a five-year period and thereafter as of December 31, 2025:

Years	US$ MILLIONS
2026	$749
2027	680
2028	624
2029	569
2030	521
Thereafter	4,990
Total amortization expense	$8,133

NOTE 15. INTANGIBLE ASSETS AND GOODWILL
(a)Intangible Assets
The components of definite-lived and indefinite-lived intangible assets are as follows. Refer to Note 14 for VOBA asset, which is an actuarial intangible asset arising from a business combination.

	2025			2024
AS OF DEC. 31 US$ MILLIONS	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite-lived intangible assets:
Distributor relationships	$1,467	$(106)	$1,361	$1,466	$(43)	$1,423
Trade name	71	(16)	55	71	(9)	62
Unpaid claims reserve intangible asset	103	(61)	42	103	(37)	66
Software and other	158	(54)	104	85	(17)	68
Total definite-lived intangible assets	1,799	(237)	1,562	1,725	(106)	1,619
Indefinite-lived intangible assets:
Insurance licenses	63	—	63	71	—	71
Total	$1,862	$(237)	$1,625	$1,796	$(106)	$1,690
No significant impairment expenses of intangible assets were recognized for the years ended December 31, 2025, 2024 and 2023. The Company estimates that its intangible assets do not have any significant residual value in determining their amortization. Amortization expenses were $131 million, $98 million, and $7 million for the years ended December 31, 2025, 2024, 2023, respectively.
The following table outlines the estimated future amortization expense related to definite-lived intangible assets held as of December 31, 2025.

Years	US$ MILLIONS
2026	$120
2027	103
2028	92
2029	79
2030	75
Thereafter	1,093
Total amortization expense	$1,562
(b)Goodwill
The changes in the carrying amount of goodwill by reporting segments were as follows:

US$ MILLIONS	Annuity	P&C	Life Insurance	Total
Goodwill, as of January 1, 2023	$41	$45	$35	$121
Acquisition from business combinations	—	—	—	—
Balance as of December 31, 2023	$41	$45	$35	$121
Acquisition from business combinations	662	—	—	662
Balance as of December 31, 2024	$703	$45	$35	$783
Acquisition from business combinations	—	—	—	—
Balance as of December 31, 2025	$703	$45	$35	$783
The Company performed its annual goodwill impairment tests as of October 1, 2025 and did not identify any impairment. There were no accumulated impairments associated with our goodwill as of December 31, 2025, 2024 and 2023.

NOTE 16. ACQUISITIONS
Pending Acquisition of Just Group plc
On July 31, 2025, the Company announced an agreement to acquire the entire issued and to be issued share capital of Just Group plc (“Just Group”), in an all-cash transaction for approximately £2.4 billion ($3.2 billion). Thereafter, on September 19, 2025, the shareholders of Just Group voted in favor of our acquisition. On March 23, 2026, the Company announced that all regulatory approvals have been received and that the acquisition is expected to close on April 1, 2026.
Acquisition of American Equity Investment Life Holdings Company in May 2024
On May 2, 2024, the Company, through its subsidiary American National, completed the acquisition of AEL, an Iowa corporation, by acquiring all of AEL’s issued and outstanding common stock not already owned for a total consideration of approximately $4.0 billion comprised of $2.5 billion in cash and $1.1 billion of stock consideration in the form of class A limited voting shares of Brookfield Asset Management Ltd. (“BAM Shares”). The remaining consideration primarily relates to the previously held equity interest in AEL prior to the acquisition as well as the effective settlement of a previously held reinsurance agreement between AEL and NER SPC.
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
Accounting for the acquisition of AEL was finalized in the second quarter of 2025. As part of finalizing the valuations of certain assets and liabilities, we recognized measurement period adjustments to reflect new information obtained about facts and circumstances that existed as of the acquisition date. Measurement period adjustments made were: (i) $45 million increase in both the VOBA asset and market risk benefits liability through the inclusion of updated mortality, base lapse and utilization assumptions related to AEL’s market risk benefits liability as part of its annual assumptions review which took place in the third quarter of 2024; and (ii) $40 million decrease in intangible assets, $8 million increase in deferred tax asset and a $32 million increase in goodwill as a result of updating discount rate and tax assumptions relating to intangible assets. Goodwill recognized is not deductible for income tax purposes.

The following summarizes the consideration transferred, fair value of assets acquired and liabilities assumed as of the acquisition date:

US$ MILLIONS
Fair value of consideration transferred:
Cash	$2,525
BAM Shares transferred by the Company	1,111
Fair value of the Company’s pre-existing reinsurance agreement effectively settled	(541)
Fair value of the Company’s pre-existing interest in AEL	897
Total	$3,992
Assets acquired:
Investments	$42,960
Cash and cash equivalents	13,367
Accrued investment income	414
Value of business acquired	9,321
Reinsurance recoverables and deposit assets	6,851
Property and equipment	42
Intangible assets	1,540
Other assets	671
Total assets acquired	75,166
Liabilities assumed:
Future policy benefits	311
Policyholders’ account balances	61,473
Market risk benefits	3,023
Notes payable	768
Non-recourse borrowings	84
Funds withheld for reinsurance liabilities	3,371
Other liabilities	2,093
Total liabilities assumed	71,123
Less: Non-controlling interest	713
Net assets acquired	3,330
Goodwill	$662
The Company identified that a reinsurance agreement between AEL and NER SPC constituted a pre-existing relationship in accordance with ASC 805 that would need to be effectively settled as part of the acquisition. The Company recognized an effective settlement loss of $48 million, as a result of derecognizing certain assets and liabilities in relation to the reinsurance agreement, which include deferred policy acquisition costs, deferred sales inducements, reinsurance funds withheld, policyholders’ account balances and market risk benefits liability. The effective settlement loss was included in “Investment related gains (losses)” in the statements of operations for the year ended December 31, 2024. Concurrently, the Company derecognized NER SPC’s accumulated other comprehensive loss pertaining to market risk benefits liability, recognizing an additional loss of $66 million in “Investment related gains (losses)” in the statements of operations for the year ended December 31, 2024.
The gain on disposal as a result of remeasuring to fair value the pre-existing equity interest in AEL immediately prior to the business combination was approximately $4 million, recognized in “Investment related gains (losses)” in the statements of operations for the year ended December 31, 2024.
Acquisition-related costs of $127 million were recorded as “Operating expenses” in the statements of operations when incurred for the year ended December 31, 2024.

Acquisition of Clearbrook Group Holdings Inc. in November 2023
On November 16, 2023, the Company acquired Argo Group International Holdings, Ltd. On November 30, 2023, Argo Group International Holdings, Ltd. was re-domiciled to a U.S. corporation and changed its name to Argo Group International Holdings, Inc. (renamed to Clearbrook Group Holdings Inc. in January 2026). Clearbrook is an underwriter of specialty insurance products in the property and casualty market. Upon closing of the acquisition, the Company acquired 100% of all Clearbrook’s issued and outstanding shares in exchange for $30 per share in an all-cash transaction for $1.1 billion. The Company acquired all assets and assumed all liabilities of Clearbrook as of the closing date, and consolidates the business for financial statement purposes.
The acquired business contributed revenues of $191 million and net income of $1 million to the Company for the period from November 16, 2023 to December 31, 2023. Had the acquisition occurred on January 1, 2023, the consolidated unaudited pro forma revenue and net income would be $8.3 billion and $587 million, respectively, for the year ended December 31, 2023. The pro forma amounts have been calculated using the subsidiary’s results and adjusting them for the revised depreciation and amortization that would have been charged assuming the fair value adjustments to investments, property and equipment and intangible assets had applied from January 1, 2023, together with the consequential tax effects.
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
The following summarizes the consideration transferred, as well as the fair value of assets acquired and liabilities assumed as of the acquisition date, the valuation of which was finalized in the fourth quarter of 2024:

US$ MILLIONS
Cash consideration transferred	$1,059
Assets acquired:
Investments	$3,460
Cash and cash equivalents	713
Accrued investment income	17
Value of business acquired	176
Reinsurance funds withheld	20
Premiums due and other receivables	332
Ceded unearned premiums	388
Deferred tax asset	68
Reinsurance recoverables	2,982
Property and equipment	85
Intangible assets	186
Other assets	166
Total assets acquired	8,593
Liabilities assumed:
Policy and contract claims	5,591
Unearned premium reserve	986
Non-recourse borrowings	369
Other liabilities	451
Total liabilities assumed	7,397
Less: Non-controlling interest	137
Net assets acquired	$1,059
Acquisition-related costs of $13 million were recorded as “Operating expenses” in the statements of operations when incurred for the year ended December 31, 2023.

NOTE 17. FUTURE POLICY BENEFITS
The reconciliation of the balances described in the table below to the “Future policy benefits” in the statements of financial position is as follows.

AS OF DEC. 31 US$ MILLIONS	2025	2024
Future policy benefits:
Annuities	$12,277	$10,287
Life Insurance	1,917	1,816
Deferred profit liability:
Annuities	226	242
Life Insurance	99	76
Other contracts and VOBA liability	1,730	1,667
Total future policy benefits	$16,249	$14,088

The balances and changes in the liability for future policy benefits are as follows:

AS OF AND FOR THE YEAR ENDED DEC. 31, 2025 US$ MILLIONS, EXCEPT FOR YEARS AND PERCENTAGES	Annuities	Life Insurance	Total
Present value of expected net premiums:
Balance, beginning of year	$—	$2,353	$2,353
Beginning balance at original discount rate	—	2,507	2,507
Effect of changes in cash flow assumptions	—	71	71
Effect of actual variances from expected experience	(25)	(97)	(122)
Adjusted beginning of period balance	(25)	2,481	2,456
Issuances	1,844	14	1,858
Interest accrual	13	95	108
Net premiums collected	(1,837)	(288)	(2,125)
Derecognitions (lapses and withdrawals)	5	—	5
Ending balance at original discount rate	—	2,302	2,302
Effect of changes in discount rate assumptions	—	(119)	(119)
Balance, end of year	$—	$2,183	$2,183

Present value of expected future policy benefits
Balance, beginning of year	$10,287	$4,169	$14,456
Beginning balance at original discount rate	10,518	4,601	15,119
Effect of changes in cash flow assumptions(1)	23	74	97
Effect of actual variances from expected experience	(47)	(75)	(122)
Adjusted beginning of period balance	10,494	4,600	15,094
Issuances	2,045	14	2,059
Interest accrual	492	177	669
Benefit payments	(964)	(332)	(1,296)
Derecognitions (lapses and withdrawals)	39	—	39
Foreign currency translation	319	—	319
Ending balance at original discount rate	12,425	4,459	16,884
Effect of changes in discount rate assumptions	(148)	(359)	(507)
Balance, end of year	$12,277	$4,100	$16,377

Net liability for future policy benefits	12,277	1,917	14,194
Less: Reinsurance recoverables	(11)	(1,269)	(1,280)
Net liability for future policy benefits, after reinsurance recoverable	$12,266	$648	$12,914

Weighted average liability duration of future policy benefits (years)	8	14
Weighted average interest accretion rate	5%	5%
Weighted average current discount rate	5%	6%
__________________________
(1)For the year ended December 31, 2025, the Company recognized liability remeasurement losses of $112 million from the net effect of the changes in cash flow assumptions, which were included in “Policyholder benefits and claims incurred” in the statements of operations.

AS OF AND FOR THE YEAR ENDED DEC. 31, 2024 US$ MILLIONS, EXCEPT FOR YEARS AND PERCENTAGES	Annuities	Life Insurance	Total
Present value of expected net premiums
Balance, beginning of year	$—	$3,145	$3,145
Beginning balance at original discount rate	—	3,253	3,253
Effect of changes in cash flow assumptions	—	(244)	(244)
Effect of actual variances from expected experience	11	(343)	(332)
Adjusted beginning of period balance	11	2,666	2,677
Issuances	3,616	48	3,664
Interest accrual	20	112	132
Net premiums collected	(3,647)	(320)	(3,967)
Derecognitions (lapses and withdrawals)	—	1	1
Ending balance at original discount rate	—	2,507	2,507
Effect of changes in discount rate assumptions	—	(154)	(154)
Balance, end of year	$—	$2,353	$2,353

Present value of expected future policy benefits
Balance, beginning of year	$5,731	$5,040	$10,771
Beginning balance at original discount rate	5,909	5,277	11,186
Effect of changes in cash flow assumptions(1)	31	(236)	(205)
Effect of actual variances from expected experience	9	(369)	(360)
Adjusted beginning of period balance	5,949	4,672	10,621
Acquisition from business combination	311	—	311
Issuances	4,947	49	4,996
Interest accrual	326	190	516
Benefit payments	(695)	(311)	(1,006)
Derecognitions (lapses and withdrawals)	23	1	24
Foreign currency translation	(343)	—	(343)
Ending balance at original discount rate	10,518	4,601	15,119
Effect of changes in discount rate assumptions	(231)	(432)	(663)
Balance, end of year	$10,287	$4,169	$14,456

Net liability for future policy benefits	10,287	1,816	12,103
Less: Reinsurance recoverables	(16)	(1,298)	(1,314)
Net liability for future policy benefits, after reinsurance recoverable	$10,271	$518	$10,789

Weighted average liability duration of future policy benefits (years)	9	15
Weighted average interest accretion rate	5%	5%
Weighted average current discount rate	5%	6%
__________________________
(1)For the year ended December 31, 2024, the Company recognized liability remeasurement losses of $60 million from the net effect of the changes in cash flow assumptions, which were included in “Policyholder benefits and claims incurred” in the statements of operations.

AS OF AND FOR THE YEAR ENDED DEC. 31, 2023 US$ MILLIONS, EXCEPT FOR YEARS AND PERCENTAGES	Annuities	Life Insurance	Total
Present value of Expected Net Premiums
Balance, beginning of year	$—	$3,520	$3,520
Beginning balance at original discount rate	—	3,825	3,825
Effect of changes in cash flow assumptions	—	(352)	(352)
Effect of actual variances from expected experience	2	(58)	(56)
Adjusted beginning of period balance	2	3,415	3,417
Issuances	1,448	91	1,539
Interest accrual	12	121	133
Net premiums collected	(1,462)	(374)	(1,836)
Ending balance at original discount rate	—	3,253	3,253
Effect of changes in discount rate assumptions	—	(108)	(108)
Balance, end of year	$—	$3,145	$3,145

Present value of Expected Future Policy Benefits
Balance, beginning of year	$4,252	$5,330	$9,582
Beginning balance at original discount rate	4,673	5,875	10,548
Effect of changes in cash flow assumptions(1)	(17)	(362)	(379)
Effect of actual variances from expected experience	(29)	(59)	(88)
Adjusted beginning of period balance	4,627	5,454	10,081
Issuances	1,457	92	1,549
Interest accrual	209	188	397
Benefit payments	(464)	(457)	(921)
Foreign currency translation	80	—	80
Ending balance at original discount rate	5,909	5,277	11,186
Effect of changes in discount rate assumptions	(178)	(237)	(415)
Balance, end of year	$5,731	$5,040	$10,771

Net liability for future policy benefits	5,731	1,895	7,626
Less: Reinsurance recoverables	(50)	(45)	(95)
Net liability for future policy benefits, after reinsurance recoverable	$5,681	$1,850	$7,531

Weighted average liability duration of future policy benefits (years)	9	16
Weighted average interest accretion rate	4%	5%
Weighted average current discount rate	5%	5%
__________________________
(1)For the year ended December 31, 2023, the Company recognized liability remeasurement gains of $3 million from the net effect of the changes in cash flow assumptions, which were included in “Policyholder benefits and claims incurred” in the statements of operations.

The Company performed its annual assumptions review during the third quarter of 2025 and 2024. In 2025, we updated mortality and other policyholder behavior assumptions, which resulted in a $31 million increase to net future policy benefit liabilities. In 2024, our annual assumptions review resulted in a $14 million decrease in net future policy benefit liabilities. In 2023, our annual assumptions review was conducted in the fourth quarter, which resulted in no material changes to the value of net future policy benefits liabilities.
The amounts of undiscounted and discounted expected gross premiums and future benefit payments follow:

AS OF DEC. 31 US$ MILLIONS	2025		2024
	Undiscounted	Discounted	Undiscounted	Discounted
Annuities:
Expected future benefit payments	$20,609	$12,274	$17,462	$10,263
Expected future gross premiums	—	—	—	—
Life Insurance:
Expected future benefit payments	$8,432	$4,100	$8,819	$4,169
Expected future gross premiums	5,265	3,105	5,669	3,356
Total:
Expected future benefit payments	$29,041	$16,374	$26,281	$14,432
Expected future gross premiums	5,265	3,105	5,669	3,356
The amount of revenue and interest recognized in the statements of operations follows:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	Gross Premiums or Assessments			Interest Expense
	2025	2024	2023	2025	2024	2023
Annuities	$1,864	$5,058	$1,501	$486	$315	$153
Life Insurance	401	436	453	82	78	94
NOTE 18. POLICYHOLDERS’ ACCOUNT BALANCES
Policyholders’ account balances relate to investment-type contracts and universal life-type policies as well as balances relating to funding agreements. Investment-type contracts principally include traditional individual fixed rate annuities and fixed index annuities in the accumulation phase and non-variable group annuity contracts.
The reconciliation of the balances described in the table below to the “Policyholders’ account balances” in the statements of financial position is as follows.

AS OF DEC. 31 US$ MILLIONS	2025	2024
Policyholders’ account balances:
Annuities	$89,371	$80,046
Life Insurance	2,193	2,107
Embedded derivative adjustments and other(1)	1,428	926
Total policyholders’ account balances	$92,992	$83,079
__________________________
(1)“Embedded derivative adjustments and other” line reconciles the account balances as presented in the rollforward within this note to the gross liability as presented in the statements of financial position and includes the fair value of the embedded derivatives.

The balances and changes in policyholders’ account balances follow.

AS OF AND FOR THE YEAR ENDED DEC. 31, 2025 US$ MILLIONS	Annuities	Life Insurance	Total
Balance, beginning of year	$80,046	$2,107	$82,153
Issuances	18,684	42	18,726
Premiums received	109	432	541
Policy charges	(619)	(367)	(986)
Surrenders and withdrawals	(10,827)	(123)	(10,950)
Interest credited	3,097	102	3,199
Benefit payments	(1,126)	—	(1,126)
Other	7	—	7
Balance, end of year	$89,371	$2,193	$91,564

Weighted average crediting rate	4%	5%
Net amount at risk(1)	$13,419	$39,405
Cash surrender value	$80,202	$1,965

AS OF AND FOR THE YEAR ENDED DEC. 31, 2024 US$ MILLIONS	Annuities	Life Insurance	Total
Balance, beginning of year	$22,456	$1,975	$24,431
Acquisition from business combination(2)	61,296	—	61,296
Issuances	11,647	62	11,709
Derecognition(3)	(7,402)	—	(7,402)
Premiums received	113	423	536
Policy charges	(463)	(374)	(837)
Surrenders and withdrawals	(9,221)	(66)	(9,287)
Interest credited	2,484	87	2,571
Benefit payments	(671)	—	(671)
Other	(193)	—	(193)
Balance, end of year	$80,046	$2,107	$82,153

Weighted average crediting rate	4%	4%
Net amount at risk(1)	$12,475	$38,733
Cash surrender value	$73,832	$1,860
__________________________
(1)Net amount at risk is defined as the current guarantee amount in excess of the current account balance.
(2)The difference between the amount shown in this table and the policyholders’ account balance included in Note 16 represents $177 million of liabilities relating to supplemental contracts.
(3)See Note 16 for the details of an effective settlement of a reinsurance arrangement, resulting in the derecognition of certain policyholders’ account balances.

AS OF AND FOR THE YEAR ENDED DEC. 31, 2023 US$ MILLIONS	Annuities	Life Insurance	Total
Balance, beginning of year	$17,845	$1,899	$19,744
Issuances	4,559	84	4,643
Premiums received	2,021	399	2,420
Policy charges	(76)	(362)	(438)
Surrenders and withdrawals	(2,400)	(110)	(2,510)
Interest credited	472	65	537
Benefit payments	(35)	—	(35)
Other	70	—	70
Balance, end of year	$22,456	$1,975	$24,431

Weighted average crediting rate	2%	3%
Net amount at risk(1)	$1,285	$38,365
Cash surrender value	$21,780	$1,796
__________________________
(1)Net amount at risk is defined as the current guarantee amount in excess of the current account balance.
The balance of account values by range of guaranteed minimum crediting rates and the related range of difference, in basis points, between rates being credited to policyholders and the respective guaranteed minimums follow.

AS OF DEC. 31, 2025 US$ MILLIONS	Range of Guaranteed Minimum Crediting Rate	At Guaranteed Minimum	1 - 50 Basis Points Above	51 - 150 Basis Points Above	> 150 Basis Points Above	Other(1)	Total
Annuities	0% - 1%	$3,380	$2,553	$4,245	$5,572	$—	$15,750
	1% - 2%	1,876	278	862	1,193	—	4,209
	2% - 3%	1,918	470	256	14,748	—	17,392
	Greater than 3%	258	5	8	10	—	281
	Other(1)	—	—	—	—	51,739	51,739
	Total	$7,432	$3,306	$5,371	$21,523	$51,739	$89,371

Life Insurance	1% - 2%	$39	$2	$70	$847	$—	$958
	2% - 3%	418	—	219	—	—	637
	Greater than 3%	598	—	—	—	—	598
	Total	$1,055	$2	$289	$847	$—	$2,193
__________________________
(1)Other includes products with either a fixed rate or no guaranteed minimum crediting rate or allocated to index strategies.

AS OF DEC. 31, 2024 US$ MILLIONS	Range of Guaranteed Minimum Crediting Rate	At Guaranteed Minimum	1 - 50 Basis Points Above	51 - 150 Basis Points Above	> 150 Basis Points Above	Other(1)	Total
Annuities	0% - 1%	$3,963	$2,838	$3,768	$4,787	$—	$15,356
	1% - 2%	1,501	341	1,159	1,826	—	4,827
	2% - 3%	1,839	411	159	9,321	—	11,730
	Greater than 3%	282	7	2	9	—	300
	Other(1)	—	—	—	—	47,833	47,833
	Total	$7,585	$3,597	$5,088	$15,943	$47,833	$80,046

Life Insurance	1% - 2%	$32	$2	$60	$735	$—	$829
	2% - 3%	422	—	222	—	—	644
	Greater than 3%	634	—	—	—	—	634
	Total	$1,088	$2	$282	$735	$—	$2,107
__________________________
(1)Other includes products with either a fixed rate or no guaranteed minimum crediting rate or allocated to index strategies.
The Company performed its annual assumptions review during the third quarter of 2025 and 2024. In 2025, we updated assumptions relating to option budget, risk margins and policyholder lapse rates, which resulted in a $276 million net decrease to the value of net policyholders’ account balances. In 2024, our annual assumptions review resulted in a $60 million increase in the net policyholders’ account balances. In 2023, the Company performed its annual assumptions review in the fourth quarter, resulting in no material changes to the value of net policyholders’ account balances.

NOTE 19. MARKET RISK BENEFITS
The net balance of market risk benefit assets and liabilities of, and changes in guaranteed minimum withdrawal benefits associated with, annuity contracts follows.

AS OF AND FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2025	2024	2023
Balance, beginning of year	$2,799	$55	$114
Balance, beginning of year, before effect of changes in the instrument-specific credit risk	2,549	39	112
Acquisition from business combination(1)	—	2,420	—
Derecognition(2)	—	(129)	—
Issuance	(8)	7	89
Interest accrual	150	103	6
Attributed fees collected	265	159	45
Benefits payments	—	—	—
Effect of changes in interest rates	12	(112)	(106)
Effect of changes in equity markets	161	30	70
Effect of changes in equity index volatility	(48)	(119)	(129)
Effect of changes in future expected policyholder behavior	57	2	(13)
Effect of changes in other future expected assumptions	211	83	(33)
Balance, end of year, before effect of changes in the instrument-specific credit risk	3,349	2,483	41
Effect of changes in the ending instrument-specific credit risk	13	316	14
Balance, end of year	3,362	2,799	55
Less: Reinsured MRB, end of year	(599)	(526)	—
Balance, end of year, net of reinsurance	$2,763	$2,273	$55

Net amount at risk(3)	$12,962	$12,051	$868
Weighted-average attained age of contract holders (years)	71	71	66
__________________________
(1)See Note 16 for the details of the measurement period adjustment to market risk benefits liability included within the 2024 amount, which was assumed upon the Company’s acquisition of AEL in May 2024.
(2)See Note 16 for the details of an effective settlement of a reinsurance arrangement, resulting in the derecognition of certain market risk benefit balances.
(3)Net amount at risk is defined as the current guarantee amount in excess of the current account balance.
The reconciliation of market risk benefits by amounts in an asset position and in a liability position to the “Market risk benefits” amount in the statements of financial position follows.

AS OF DEC. 31 US$ MILLIONS	2025			2024
	Asset	Liability	Net	Asset	Liability	Net
Market risk benefits	$1,174	$(4,536)	$(3,362)	$856	$(3,655)	$(2,799)
The Company performed its annual assumptions review during the third quarter of 2025 and 2024. In 2025, we updated assumptions related to option budget, utilization and policyholder lapse rates, resulting in a $202 million net increase to market risk benefits liability, net of market risk benefits asset and reinsured MRB. In 2024, our annual assumptions review resulted in a $40 million decrease in the net market risk benefits liability. In 2023, the Company performed its annual assumptions review in the fourth quarter, resulting in no material changes to the net market risk benefits liability.

The following summarizes the valuation technique and significant unobservable inputs used for the fair value measurement of market risk benefits as of December 31, 2025:

Valuation Techniques	Significant Unobservable Inputs	Range
Discounted cash flows	Utilization	0% - 52%
	Option budget	1% - 4%
	Non-performance risk	0% - 2%
	Mortality rates	0% - 46%
	Lapse rates	0% - 43%
NOTE 20. LIABILITY FOR UNPAID CLAIMS AND CLAIM ADJUSTMENT EXPENSES
The liability for unpaid claims and claim adjustment expenses (“unpaid claims”) for property and casualty insurance is included in “Policy and contract claims” in the statements of financial position and is the amount estimated for incurred but not reported claims (“IBNR”) claims and claims that have been reported but not settled (“case reserves”), as well as associated claim adjustment expenses.
Information regarding the liability for unpaid claims is shown below:

AS OF AND FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2025	2024	2023
Policy and contract claims, beginning	$7,659	$7,288	$1,786
Less: Unpaid claims balance, beginning – long-duration	219	198	217
Gross unpaid claims balance, beginning – short-duration	7,440	7,090	1,569
Less: Reinsurance recoverables, beginning	3,083	3,045	305
Less: Foreign currency translation	1	4	—
Net balance, beginning – short-duration	4,356	4,041	1,264
Acquisition from business combination, net of reinsurance	—	1	2,735
Add: incurred related to
Current accident year	1,647	2,198	1,653
Prior accident years	69	162	(80)
Total incurred claims	1,716	2,360	1,573
Less: paid claims related to
Current accident year	733	853	998
Prior accident years	1,106	1,258	533
Total paid claims	1,839	2,111	1,531
Add: measurement period adjustment(1)	—	65	—
Net unpaid claims balance, ending – short-duration	4,233	4,356	4,041
Add: Foreign currency translation	2	1	4
Add: Reinsurance recoverables, ending	2,742	3,083	3,045
Gross unpaid claims balance, ending – short-duration	6,977	7,440	7,090
Add: Unpaid claims balance, ending – long-duration	300	219	198
Policy and contract claims, ending	$7,277	$7,659	$7,288
__________________________
(1)The measurement period adjustment of $65 million arose from finalizing the valuations of certain assets acquired and liabilities assumed from the Company’s acquisition of Clearbrook in November 2023. Refer to Note 16 for details.
The estimates for ultimate incurred claims attributable to insured events of prior years increased by $69 million, increased by $162 million and decreased by $80 million, respectively, for the years ended December 31, 2025, 2024 and 2023. The unfavorable development in 2025 was primarily related to higher-than-anticipated losses within certain casualty lines, which were partially offset by favorable development in our specialty and property lines. The unfavorable development in 2024 was primarily related to higher-than-anticipated losses within certain run-off lines, which were partially offset by favorable current accident loss experience. The favorable development in 2023 was primarily driven by favorable loss experience noted in our casualty lines.

Claims and Claim Adjustment Expenses
The claims development tables as of December 31, 2025 are presented separately for each of the following major property and casualty lines of business:
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

AS OF DEC. 31 US$ MILLIONS	2025
Net outstanding liabilities:
Property	$124
Casualty	2,732
Specialty	259
Run-off and Other	1,058
Other short-duration lines not included in claims development table(1)	6
Total liabilities for unpaid claims and claim adjustment expenses, net of reinsurance	4,179
Reinsurance recoverable on unpaid claims:
Property	39
Casualty	1,126
Specialty	456
Run-off and Other	1,059
Other short-duration lines not included in claims development table(1)	62
Total reinsurance recoverable on unpaid claims	2,742
Insurance lines other than short-duration	300
Unallocated claims adjustment expenses	56
Total gross liability for unpaid claims and claims adjustment expenses	$7,277
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
The amounts of incurred and paid claims are presented net of reinsurance. The tables present claims development and cumulative claim payments by incurred year and are only presented for significant short-duration product liabilities. The information about incurred and paid claims development prior to 2025 is presented as supplementary information. The cumulative number of reported claims is calculated on a per claim basis.

Property Line of Business

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance										As of December 31, 2025
	Years ended December 31,										IBNR & Expected Development on Reported Losses	Cumulative Number of Reported Claims
	(unaudited)
Accident Year	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
2016	$216	$216	$215	$215	$215	$215	$216	$216	$216	$216	$—	65,275
2017		229	227	226	225	225	225	224	224	224	—	82,454
2018			248	244	243	243	243	243	243	243	—	66,887
2019				247	242	241	241	241	241	241	—	65,822
2020					237	230	229	229	231	230	—	53,119
2021						269	267	268	268	267	—	56,524
2022							343	348	351	349	—	56,679
2023								413	402	397	2	64,876
2024									411	398	11	58,855
2025										330	42	36,825
									Total	$2,895

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	Years ended December 31,
	(unaudited)
Accident Year	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
2016	$192	$213	$214	$214	$215	$215	$215	$215	$215	$216
2017		205	225	225	225	225	225	224	224	224
2018			218	242	242	242	242	243	243	243
2019				218	238	239	240	240	241	241
2020					204	228	228	229	230	230
2021						235	266	267	267	267
2022							298	344	348	347
2023								333	389	393
2024									323	374
2025										246
									Total	$2,781
All outstanding liabilities before 2016, net of reinsurance										10
Liabilities for claims and claim adjustment expenses, net of reinsurance										$124

Casualty Line of Business

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance										As of December 31, 2025
	Years ended December 31,										IBNR & Expected Development on Reported Losses	Cumulative Number of Reported Claims
	(unaudited)
Accident Year	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
2016	$591	$578	$561	$544	$539	$542	$521	$515	$515	$524	$19	52,593
2017		644	634	630	629	653	541	608	618	618	34	63,102
2018			708	698	667	651	598	572	584	595	34	67,092
2019				732	713	691	804	580	573	599	47	61,719
2020					672	616	578	579	600	622	69	48,562
2021						756	732	725	723	756	114	52,957
2022							855	834	820	820	171	51,257
2023								936	928	964	261	61,196
2024									900	928	359	64,500
2025										902	547	54,418
									Total	$7,328

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	Years ended December 31,
	(unaudited)
Accident Year	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
2016	$123	$230	$312	$386	$425	$459	$470	$476	$484	$487
2017		129	277	364	448	503	525	539	563	568
2018			144	301	399	460	495	509	524	538
2019				149	307	391	441	477	498	520
2020					128	249	319	381	444	494
2021						153	310	401	480	561
2022							167	339	444	536
2023								203	403	541
2024									181	375
2025										158
									Total	$4,778
All outstanding liabilities before 2016, net of reinsurance										182
Liabilities for claims and claim adjustment expenses, net of reinsurance										$2,732

Specialty Line of Business

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance										As of December 31, 2025
	Years ended December 31,										IBNR & Expected Development on Reported Losses	Cumulative Number of Reported Claims
	(unaudited)
Accident Year	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
2016	$41	$41	$41	$45	$44	$44	$42	$42	$42	$41	$—	31,114
2017		65	67	69	74	76	72	68	69	71	—	39,973
2018			92	94	92	96	88	85	86	87	4	38,640
2019				105	99	96	84	86	87	82	1	36,443
2020					99	107	135	145	143	147	9	31,607
2021						128	150	150	153	149	19	27,339
2022							191	194	199	190	34	25,421
2023								145	139	133	22	30,520
2024									124	100	22	30,127
2025										110	63	18,424
									Total	$1,110

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	Years ended December 31,
	(unaudited)
Accident Year	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
2016	$19	$29	$35	$40	$41	$42	$40	$41	$41	$41
2017		25	39	50	60	66	67	68	69	71
2018			32	51	63	74	79	81	83	85
2019				31	52	64	75	79	82	79
2020					31	63	93	107	118	126
2021						34	84	97	112	119
2022							52	103	129	143
2023								53	87	96
2024									42	64
2025										29
									Total	$853
All outstanding liabilities before 2016, net of reinsurance										2
Liabilities for claims and claim adjustment expenses, net of reinsurance										$259

Run-off and Other Line of Business

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance										As of December 31, 2025
	Years ended December 31,										IBNR & Expected Development on Reported Losses	Cumulative Number of Reported Claims
	(unaudited)
Accident Year	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
2016	$588	$588	$604	$604	$602	$617	$590	$594	$595	$587	$7	62,040
2017		690	665	696	717	745	709	703	698	715	10	71,389
2018			635	743	728	751	758	773	785	775	32	70,149
2019				607	671	709	586	598	623	614	44	64,996
2020					686	674	629	702	745	752	57	65,396
2021						635	588	618	660	638	86	56,643
2022							541	558	570	576	89	55,138
2023								646	669	668	60	63,433
2024									540	574	184	55,706
2025										141	7	26,202
									Total	$6,040

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	Years ended December 31,
	(unaudited)
Accident Year	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
2016	$200	$251	$417	$497	$519	$573	$575	$581	$577	$577
2017		317	410	531	600	661	677	674	693	687
2018			226	464	537	604	670	687	729	729
2019				225	428	475	502	528	552	610
2020					352	412	471	537	601	639
2021						247	359	417	490	516
2022							206	321	360	412
2023								277	425	491
2024									238	352
2025										104
									Total	$5,117
All outstanding liabilities before 2016, net of reinsurance										135
Liabilities for claims and claim adjustment expenses, net of reinsurance										$1,058

For short-duration health insurance claims, the total of IBNR plus expected development on reported claims included in the liability for unpaid claims as of December 31, 2025 and 2024 were $6 million and $7 million, respectively.
Claims Duration
The following table provides supplementary information about the 10-year average annual percentage payout of incurred claims as of December 31, 2025:

	Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance
AS OF DEC. 31, 2025	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Property	88.0%	11.2%	0.4%	0.2%	0.1%	0.1%	0.0%	0.0%	0.0%	0.0%
Casualty	21.2%	22.2%	13.8%	11.2%	8.2%	4.8%	2.6%	1.9%	1.2%	0.8%
Specialty	33.5%	24.5%	13.8%	11.1%	5.9%	2.9%	1.8%	1.6%	1.0%	0.7%
Run-off and Other	42.3%	19.2%	13.5%	8.8%	5.7%	3.7%	2.4%	1.6%	1.0%	0.7%
Information about Amounts Reported at Present Value
The Company discounts the liability for unpaid claims relating to certain of its products within Casualty line of business as well as certain pension-type liabilities within the Run-off and Other line. The following tables provide information about these discounted liabilities for unpaid claims:

AS OF DEC. 31 US$ MILLIONS	Carrying Amount of Policy and Contract Claims		Aggregate Amount of Discount
	2025	2024	2025	2024
Casualty	$209	$197	$118	$17
Run-off and Other	14	82	1	5
Total	$223	$279	$119	$22

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	Interest Accretion(1)(2)
	2025	2024	2023
Casualty(3)	$2	$2	$—
Run-off and Other	—	—	—
Total	$2	$2	$—
__________________________
(1)Interest accretion is recorded within “Policyholder benefits and claims incurred” in the statements of operations.
(2)Rates used to discount applicable liabilities for unpaid claims were 4% for Casualty line, and 4% for Run-off and Other as of December 31, 2025. Rates used to discount applicable liabilities for unpaid claims were 2% for Casualty line, and 4% for Run-off and Other line as of both December 31, 2024 and 2023.
(3)Excludes the effect of changes in discount rate of $98 million for the year ended December 31, 2025. There were no changes in discount rate for the years ended December 31, 2024 and 2023.

NOTE 21. CORPORATE AND NON-RECOURSE BORROWINGS
Corporate and Non-Recourse Borrowings
The following is a summary of our corporate and non-recourse borrowings:

AS OF DEC. 31 US$ MILLIONS	2025		2024
	Principal Balance	Carrying Amount	Principal Balance	Carrying Amount
Corporate borrowings(1)	$628	$628	$17	$17
Non-recourse borrowings:
364-day secured facility due April 2025(2)	—	—	250	250
364-day revolving credit facility due October 2026(3)	912	912	755	755
Term loan credit facility due May 2027(4)	100	98	1,300	1,297
5.00% senior notes due June 2027	500	490	500	485
Term loan credit facility due September 2028(4)	750	749	—	—
5.75% senior notes due October 2029	600	596	600	595
6.14% senior notes due June 2032	500	497	500	496
6.00% senior notes due July 2035	700	692	—	—
6.50% senior notes due September 2042	—	—	144	129
5.00% subordinated notes due June 2047	100	84	100	84
7.00% junior subordinated notes due December 2055	500	494	—	—
Junior subordinated debentures(4)(5)	265	245	264	243
Total non-recourse borrowings	$4,927	$4,857	$4,413	$4,334
__________________________
(1)Represent bilateral revolving credit facilities backed by third-party financial institutions, which bear interest at the specified SOFR, Prime, or bankers’ acceptance rate plus a spread. As of December 31, 2025, the total borrowing capacity on the credit facilities was $1.3 billion (2024 – $1.2 billion).
(2)The 364-day secured facility, which bear interest at the specified SOFR rate plus a spread, matured in April 2025. As of December 31, 2024, the total borrowing capacity on the secured facility was $1.0 billion.
(3)The 364-day revolving credit facility, which bear interest at the specified SOFR, Prime, or bankers’ acceptance rate plus a spread, is for the purpose of temporarily warehousing investments that will ultimately be transferred into its insurance investment portfolios in the near term. The facility borrowings are generally secured by the underlying investments related to the credit facility drawings. The Company pledged investments totaling $761 million as collateral as of December 31, 2025, consisting of $260 million of investment funds, $9 million of cash and cash equivalents and $492 million of real estate partnerships. As of December 31, 2024, investments totaling $653 million were pledged as collateral consisting of $67 million of private loans, $183 million of investment funds, $19 million of cash and cash equivalents and $384 million of real estate partnerships. As of December 31, 2025, the total borrowing capacity on the credit facilities was $1.0 billion (2024 – $1.0 billion).
(4)Interest on the amount borrowed is tied to SOFR plus a margin and is reset and paid quarterly.
(5)Represent a series of junior subordinated debentures due between May 2033 and September 2037 issued to our subsidiary trusts that are not consolidated.
The weighted average interest rates on outstanding borrowings that mature within one year were 5.46% and 6.22% as of December 31, 2025 and 2024, respectively.
The above noted facilities require the Company and its subsidiaries to maintain minimum net worth covenants. As of December 31, 2025 and 2024, the Company was in compliance with its financial covenants.
The following is the maturity by year on corporate and non-recourse borrowings:

	Payments due by year
AS OF DEC. 31, 2025 US$ MILLIONS	Total	Unamortized discount and issuance costs	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years
Corporate borrowings	$628	—	—	—	—	—	628	—
Non-recourse borrowings	$4,857	(70)	912	600	750	600	—	2,065

	Payments due by year
AS OF DEC. 31, 2024 US$ MILLIONS	Total	Unamortized discount and issuance costs	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years
Corporate borrowings	$17	—	—	—	—	—	17	—
Non-recourse borrowings	$4,334	(79)	1,005	—	1,800	—	600	1,008

Brookfield Credit Agreement
The Company also has a credit facility with Brookfield maturing in June 2026 that, as of December 31, 2025, permitted borrowings of up to $400 million under the Brookfield Credit Agreement. As of December 31, 2025 and 2024, there were no amounts drawn on the facility.
NOTE 22. INCOME TAXES
Income taxes are recognized for the amount of taxes payable by our subsidiaries and for the impact of deferred income tax assets and liabilities related to such subsidiaries. Refer to Note 24 for deferred income tax recovery (expense) recognized in OCI.
(a)Income Tax Expense (Recovery)
Our consolidated income tax expense (recovery) is calculated based on the following income before income taxes by jurisdiction:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2025	2024	2023
Bermuda(1)	$1,405	$1,267	$352
Foreign – United States	(331)	(285)	307
Foreign – Other	(107)	231	155
Total income before income taxes	$967	$1,213	$814
__________________________
(1)Includes income (loss) from Bermuda-domiciled companies that have elected to pay U.S. income taxes under section 953(d) of the Internal Revenue Code (“IRC”) and mark-to-market movements on our warehoused investments yet to be transferred to insurance subsidiaries.
The Company’s income tax expense (recovery) is as follows:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2025	2024	2023
Current tax:
Bermuda	$2	$—	$—
Foreign – United States(1)	(6)	87	(2)
Foreign – Other	84	29	5
Total current tax expense	80	116	3
Deferred tax:
Bermuda(2)	(60)	(314)	(35)
Foreign – United States(1)	103	157	39
Foreign – Other	(19)	7	10
Total deferred tax expense (recovery)	24	(150)	14
Total income tax expense (recovery)	$104	$(34)	$17
__________________________
(1)Income tax expense (benefit) from Bermuda-domiciled companies that have elected to be treated as U.S. taxpayers under section 953(d) of the IRC is included in the U.S., as these companies are subject to U.S. federal income tax. The related income (loss) from these companies is reflected in Bermuda.
(2)The amount for the year ended December 31, 2025 includes the amortization of $44 million of deferred tax assets. The prior years reflect the recognition of tax benefit related to the enactment of the Bermuda Corporate Income Tax (“CIT”) Act.

The following table reconciles the Bermuda statutory tax rate to the effective income tax rate for 2025, following the adoption of ASU 2023-09:

FOR THE YEAR ENDED DEC. 31, 2025 US$ MILLIONS, EXCEPT PERCENTAGES	Amount	Rate
Income before income taxes	$967

Income tax expense computed at the Bermuda statutory rate	145	15.0%

Foreign tax rate differential
The U.S.:
Statutory tax rate difference between Bermuda and the U.S.	(19)	(1.9)%
Effect of cross-border tax laws	174	18.0%
Other adjustments	(9)	(0.8)%
Canada:
Statutory tax rate difference between Bermuda and Canada	(7)	(0.7)%
Other non-deductible items	16	1.7%
The U.K.:
Statutory tax rate difference between Bermuda and the U.K.	(3)	(0.4)%
Effect of cross-border tax laws	71	7.3%
Other non-deductible items	4	0.4%
Other foreign jurisdictions	2	0.2%
Effect of changes in tax laws or rates enacted in the current year	(104)	(10.8)%
Effect of cross-border tax laws	—	—%
Tax credits	(154)	(16.0)%
Changes in valuation allowances	—	—%
Non-taxable or non-deductible items	(12)	(1.2)%
Changes in unrecognized tax benefits	—	—%
Other	—	—%
Total income tax expense	$104
Effective tax rate		10.8%
The below reconciliation has been prepared using a weighted average statutory income tax rate, which is calculated as the sum of total assets in each jurisdiction in which our subsidiaries operate in the given year, multiplied by that jurisdiction’s applicable statutory tax rate.

FOR THE YEARS ENDED DEC. 31	2024	2023
Weighted average statutory tax rate(1)	20.5%	17.3%
Increase (reduction) in rate resulting from:
International operations subject to different tax rates	(15.0)%	(10.3)%
Change in tax rates and imposition of new tax legislation	(25.9)%	(4.3)%
Impact of internal reorganization	13.2%	—%
Other	4.4%	(0.5)%
Effective income tax rate	(2.8)%	2.2%
__________________________
(1)Calculated based on the total asset allocation by jurisdiction. See Note 27.

Income Taxes Paid
The following table provides income taxes paid in cash (including installments, and net of refunds received) by jurisdiction, following the adoption of ASU 2023-09:

FOR THE YEAR ENDED DEC. 31, 2025 US$ MILLIONS
Bermuda	$14
Foreign:
United States	(9)
Canada	30
Other foreign jurisdictions(1)	—
Total	$35
__________________________
(1)No other state or foreign jurisdiction that exceeded 5% of total income taxes paid (net of refunds received).
Note that income taxes paid will vary, in most years, relative to current tax expense due to the timing of tax installments and refunds.
(b)     Deferred Tax Asset
The gross movement on the deferred tax asset is as follows:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2025	2024	2023
Deferred tax asset, beginning of year	$760	$432	$490
Recognized in net loss (income)	(40)	324	(14)
Acquisition from business combination	—	50	51
Recognized in equity	(46)	(45)	(99)
Foreign exchange and other	13	(1)	4
Deferred tax asset, end of year	$687	$760	$432
Deferred tax asset recognized relates to the following temporary differences:

AS OF DEC. 31 US$ MILLIONS	2025	2024
Non-capital loss carryforwards	$430	$189
Investments	(10)	130
Insurance-related liabilities	192	(371)
Other policyholder funds	63	60
Deferred policy acquisition costs	(357)	(77)
Tax credit carryforwards	102	15
Bermuda corporate income tax(1)	457	399
Value of business acquired and other intangible assets	81	65
Reinsurance recoverables	(219)	347
Other	(52)	3
Total deferred tax asset	$687	$760
__________________________
(1)Refer to section “Pillar Two and Bermuda Corporate Income Tax Regime” within this note for details.
The Company evaluates the deferred tax asset based on, among other factors, historical operating results, expectation of future profitability, and the duration of the applicable statutory carryforward periods for tax attributes. Based on the evaluation of the deferred tax asset as of December 31, 2025, the Company determined that the deferred tax asset would be realized within the applicable statutory carryforward.

(c)     Deferred Tax Liability
The gross movement on the deferred tax liability is as follows:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2025	2024	2023
Deferred tax liability, beginning of year	$475	$—	$—
Recognized in net income (loss)	(16)	174	—
Acquisition from business combination	—	254	—
Recognized in equity	166	47	—
Foreign exchange and other	10	—	—
Deferred tax liability, end of year	$635	$475	$—
Deferred tax liability recognized relates to the following temporary differences:

AS OF DEC. 31 US$ MILLIONS	2025	2024
Non-capital loss carryforwards	$(595)	$(514)
Investments	(1,059)	(1,314)
Insurance-related liabilities	4,273	3,763
Deferred policy acquisition costs	205	132
Tax credit carryforwards	—	(73)
Value of business acquired and other intangible assets	2,002	2,155
Reinsurance recoverables	(4,106)	(3,590)
Other	(85)	(84)
Total deferred tax liability	$635	$475
Pillar Two and Bermuda Corporate Income Tax Regime
In December 2023, the Government of Bermuda enacted a CIT regime, designed to align with the Organization for Economic Cooperation and Development’s (“OECD”) global minimum tax rules. The Corporate Income Tax Act 2023 came into operation in its entirety on January 1, 2025. The regime applies a 15% CIT to Bermuda businesses that are part of Multinational Enterprise (“MNE”) groups with annual revenue of €750 million or more. On December 11, 2025, the Government of Bermuda enacted further amendments to the Bermuda Tax Act to align the calculation of the ETA with the Administrative Guidance issued by OECD in January 2025. Under these changes, any deferred tax liability that would otherwise arise solely from the mechanical calculation of the ETA is eliminated by reducing the amount to zero. As a result of these amendments, the company recognized net additional DTAs totaling $175 million in 2025. The Company had deferred tax assets totaling $457 million as of December 31, 2025 relating to this regime (2024 – $399 million).
The Company has foreign operating subsidiaries principally located in Bermuda, the U.S., Canada, the Cayman Islands, Luxembourg, as well as the U.K. The U.K. enacted legislation in July 2023, implementing certain provisions of Pillar Two. Subsequently on March 21, 2025, the U.K. enacted certain amendments to its Pillar Two legislation, introducing the undertaxed payment rule (“UTPR”) for accounting periods beginning on or after December 31, 2024. Under the amended legislation, the UTPR would be applied as additional top-up tax levied directly on U.K. constituent entities in an amount equal to the UTPR top-up tax allocated to the U.K. Due to the phased adoption of the OECD January 2015 Administrative Guidance in the UK, a top-tax has been accrued on non-UK operations in 2025.
On June 20, 2024, Canada enacted new legislation imposing a 15% global minimum tax on profits. The legislation applies retroactively and implements an income inclusion rule (“IIR”) and a qualified domestic minimum top-up tax (“QDMTT”) for fiscal years that begin on or after December 31, 2023. As of December 31, 2025, Canada has not enacted legislation addressing the UTPR.
Luxembourg implemented the Pillar Two rules in line with the EU Council Directive on December 14, 2022, which introduced an IIR tax (for fiscal years starting on or after December 31, 2023), a UTPR tax (for fiscal years starting on or after December 31, 2024) and a QDMTT (for fiscal years starting on or after December 31, 2023).
Based on our evaluation of the enacted Pillar Two legislation in Canada and Luxembourg, we determined that there was no material impact on the Company’s effective tax rate for the year ended December 31, 2025.
The U.S. and Cayman Islands have not yet passed legislation with respect to the Pillar Two.
The Company continues to monitor legislative developments and assess the impact of the global minimum tax requirements across jurisdictions in which it operates.

NOTE 23. SHARE CAPITAL
As of December 31, 2025 and 2024, the share capital of the Company comprises the following:

AS OF DEC. 31 US$ MILLIONS, EXCEPT FOR PAR VALUE AND SHARE AMOUNTS	2025					2024
	Par Value		Authorized to Issue	Outstanding	Carrying Amount	Par Value(2)		Authorized to Issue(2)	Outstanding(2)	Carrying Amount
Class A Senior Preferred Shares		$25.00	100,000,000	—	$—		$25.00	100,000,000	—	$—
Class B Senior Preferred Shares	C$	25.00	100,000,000	—	—	C$	25.00	100,000,000	—	—
Class A Junior Preferred Shares	25.00		1,000,000,000	—	—	25.00		1,000,000,000	—	—
Class B Junior Preferred Shares	C$	25.00	1,000,000,000	—	—	C$	25.00	1,000,000,000	—	—
Class A Exchangeable Shares(1)	21.83		1,500,000,000	59,934,825	1,333	22.07		1,500,000,000	62,154,774	1,441
Class A-1 Exchangeable Shares(1)	21.83		750,000,000	—	—	22.07		750,000,000	—	—
Class B Shares(1)	21.83		750,000	36,000	1	22.07		750,000	36,000	1
Class C Shares	1.00		1,000,000,000	272,687,160	12,311	1.00		1,000,000,000	201,116,647	8,526
__________________________
(1)The number of issued shares is the same as the number of outstanding shares for all share types, except for Class A exchangeable shares. The number of issued Class A exchangeable shares was 65,307,416 as of December 31, 2025, including 5,372,591 shares held in treasury. The number of issued Class A exchangeable shares as of December 31, 2024 was 65,154,774, including 3,000,000 shares held in treasury.
(2)Par value, number of shares authorized to issue and number of shares outstanding for our Class A exchangeable shares and Class B shares were adjusted to reflect the three-for-two stock split.
For the year ended December 31, 2025, the following events impacted the Company’s share capital position:
•On February 24, 2025, we repurchased 96,744 Class A exchangeable shares.
•On June 25, 2025, Brookfield contributed $3.5 billion of BAM shares, in exchange for the issuance of 41,670,076 Class C shares and a promissory note.
•On August 5, 2025, we repurchased 2,255,315 Class A exchangeable shares.
•On September 26, 2025, the Company issued 5,081,523 Class C shares to Brookfield, valued at $250 million, in exchange for certain investments contributed by Brookfield.
•On October 9, 2025, the Company completed a three-for-two stock split in the form of a stock dividend, issuing one-half of a Class A share and one-half of a Class B share for each Class A and Class B share outstanding, respectively. The stock split resulted in the issuance of incremental 21,768,651 Class A shares and 12,000 Class B shares.
•On December 31, 2025, we issued 24,818,914 Class C shares to Brookfield in exchange for the aforementioned promissory note.
For the year ended December 31, 2024, in addition to the conversion of Class A-1 exchangeable shares by certain of its shareholders to Class A exchangeable shares, the following events impacted the Company’s share capital position:
•On May 3, 2024, we issued 26,586,622 Class C shares to Brookfield, valued at $1.1 billion, in exchange for BAM shares purchased from Brookfield which were used as consideration for the acquisition of AEL.
•On August 29, 2024, the Company redesignated its Class A-1 exchangeable shares into its Class A exchangeable shares. As a result of the redesignation, there are no Class A-1 exchangeable shares currently in issue.
•On November 8, 2024, the Company issued 18,525,713 Class C shares to Brookfield, valued at $1.0 billion, in exchange for certain investments contributed by Brookfield.
•On December 5, 2024, the Company repurchased 3,000,000 Class A exchangeable shares.
•On December 6, 2024, Brookfield, as the sole holder of our Class A redeemable junior preferred shares, exercised its right to convert all outstanding Class A redeemable junior preferred shares into 53,947,528 Class C shares. As a result, there are no Class A redeemable junior preferred shares currently in issue.

For the year ended December 31, 2023, in addition to the conversion of Class A-1 exchangeable shares by certain of its shareholders to Class A exchangeable shares, the following events impacted the Company’s share capital position:
•Through the month of March 2023, the Company issued 1,747,500 Class A exchangeable shares in exchange for 1,747,500 Class A shares of Brookfield, valued at $38 million.
•On March 3, 2023, the Company converted 463,556 Class A exchangeable shares for $10 million into 380,268 Class C shares.
•On August 15, 2023, the Company issued 60,741,893 Class C shares to Brookfield, valued at $2.1 billion, in exchange for certain investments contributed by Brookfield.
•On October 11, 2023, the Company commenced its exchange offer (the “Exchange Offer”), whereby holders of Brookfield Class A shares were given the opportunity to voluntarily exchange up to 60,000,000 Brookfield Class A shares for newly-issued Class A-1 exchangeable shares of the Company on a one-for-one basis. Each Class A-1 exchangeable share was convertible on a one-for-one basis for a Class A exchangeable share and exchangeable on a one-for-one basis for a Brookfield Class A share. The Exchange Offer closed on November 16, 2023. Under the Exchange Offer, the Company took up 49,401,862 Brookfield Class A shares and issued 49,401,862 Class A-1 exchangeable shares in exchange.
Repurchased shares were held in treasury as of December 31, 2025 and 2024, respectively.
The movement of shares outstanding is as follows:

SHARE AMOUNTS	Class A Redeemable Junior Preferred Shares	Class A Exchangeable Shares(1)	Class A-1 Exchangeable Shares(1)	Class B Shares(1)	Class C Shares
Outstanding as of January 1, 2023	100,460,280	14,392,484	—	36,000	40,934,623
Issuances	—	1,747,500	49,401,862	—	60,741,893
Conversions	—	6,827,640	(7,291,196)	—	380,268
Outstanding as of December 31, 2023	100,460,280	22,967,624	42,110,666	36,000	102,056,784
Issuances	—	76,484	—	—	45,112,335
Acquisition of treasury shares, net	—	(3,000,000)	—	—	—
Conversions	(100,460,280)	3,045,512	(3,045,512)	—	53,947,528
Redesignation	—	39,065,154	(39,065,154)	—	—
Outstanding as of December 31, 2024	—	62,154,774	—	36,000	201,116,647
Issuances	—	132,590	—	—	71,570,513
Acquisition of treasury shares, net	—	(2,352,539)	—	—	—
Outstanding as of December 31, 2025	—	59,934,825	—	36,000	272,687,160
__________________________
(1)The number of shares outstanding for Class A exchangeable shares and Class B shares was adjusted to reflect the aforementioned three-for-two stock split. The conversion and redesignation of Class A-1 exchangeable shares into its Class A exchangeable shares remains presented on a one-for-one basis.

NOTE 24. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The components of and changes in the AOCI, and the related tax effects, are shown below:

US$ MILLIONS	Change in Net Unrealized Investment Gains (Losses)	Foreign Currency Translation	Change in Discount Rate for Future Policy Benefits	Change in Instrument-Specific Credit Risk for Market Risk Benefits	Defined Benefit Pension Plan Adjustment	Total
Balance as of January 1, 2023	$(1,017)	$(6)	$507	$(7)	$—	$(523)
Other comprehensive income (loss) before reclassifications	616	15	(353)	(13)	108	373
Amounts reclassified to net income	127	—	—	—	—	127
Deferred income tax benefit (expense)	(164)	—	85	5	(23)	(97)
Balance as of December 31, 2023	$(438)	$9	$239	$(15)	$85	$(120)
Other comprehensive income (loss) before reclassifications	552	(79)	149	(290)	24	356
Amounts reclassified to (from) net income	(7)	—	—	66	—	59
Deferred income tax benefit (expense)	(119)	9	(26)	50	(5)	(91)
Balance as of December 31, 2024	$(12)	$(61)	$362	$(189)	$104	$204
Other comprehensive income (loss) before reclassifications	896	92	(99)	236	(38)	1087
Amounts reclassified to net income	42	—	—	—	—	42
Deferred income tax benefit (expense)	(172)	(15)	17	(50)	8	(212)
Balance as of December 31, 2025	$754	$16	$280	$(3)	$74	$1,121

NOTE 25. EARNINGS PER SHARE
The components of basic earnings per share are summarized in the following table:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS, EXCEPT FOR PER SHARE AMOUNTS AND SHARES	2025	2024	2023
Net income	$863	$1,247	$797
Dividends on Class A redeemable junior preferred shares(1)	—	(105)	(116)
	$863	$1,142	$681
Attributable to:
Class A exchangeable and Class B shareholders(2)	$16	$14	$5
Class C shareholder	750	1,095	675
Non-controlling interests	97	33	1
	$863	$1,142	$681

Earnings per class C share – basic	$3.35	$8.69	$10.51

Weighted average shares – Class C shares	224,030,265	126,003,542	64,215,726
__________________________
(1)Our Class A redeemable junior preferred shares were converted to Class C shares by Brookfield on December 6, 2024. Accordingly, no dividends were accrued for the year ended December 31, 2025.
(2)On August 29, 2024, the Company redesignated all of its Class A-1 exchangeable shares into its Class A exchangeable shares. Amounts attributable to Class A exchangeable and Class B shareholders include amounts attributable to Class A-1 exchangeable shareholders prior to the redesignation.

NOTE 26. RELATED PARTY TRANSACTIONS
In the normal course of operations, the Company entered into the transactions below with related parties.
(a)Related party transactions under agreements with Brookfield
The Company has an outstanding equity commitment in the amount of $2.0 billion from Brookfield to fund future growth, which the Company may draw on from time to time. As of December 31, 2025 and 2024, there were no amounts drawn under the equity commitment.
The Company has a revolving credit facility with Brookfield under the Brookfield Credit Agreement. Refer to Note 21 for more details. The Company also has a support agreement and a rights agreement with Brookfield in relation to our exchangeable shares as well as a licensing agreement with Brookfield in relation to our use of the name “Brookfield” and its logo. No amounts have been incurred in the statements of operations under these agreements for the years ended December 31, 2025, 2024 and 2023.
The following table reflects our related party transactions under other agreements with Brookfield recorded in the statements of operations:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2025	2024	2023
Administration fees to Brookfield	10	7	8
Investment management fees to Brookfield(1)	243	162	64
__________________________
(1)The Company had $64 million and $51 million of investment management fees payable to Brookfield as of December 31, 2025 and 2024, respectively, which are included in “Due to related parties” on the statements of financial position. The remaining “Due to related parties” balances as of December 31, 2025 and 2024 are primarily related to accounts and loans payable to Brookfield and its subsidiaries.
(b)Other related party transactions
As of December 31, 2025, we held investments in related parties of $13.4 billion (2024 – $8.6 billion), not including equity method investments (see Note 8 for details on our equity method investments). The Company’s investments in related parties are net of maturities, prepayments and sales that occur during the year and reflect any other changes in carrying values during the year such as fair value changes for investments carried at fair value. Our investments in related parties include Brookfield shares received under the Exchange Offer closed on November 16, 2023, valued at $2.1 billion as of December 31, 2025 (2024 – $1.8 billion), BAM shares contributed by Brookfield on June 25, 2025, valued at $3.4 billion as of December 31, 2025 (2024 – $nil) and approximately $4.3 billion of private loans issued to subsidiaries of Brookfield (2024 – $3.1 billion). See Note 23 for the details of the Exchange Offer and the contribution of BAM shares by Brookfield.
Our investment transactions with related parties for the year ended December 31, 2025 include the contribution of $3.5 billion of BAM shares by Brookfield as well as approximately $400 million of financing provided to subsidiaries of Brookfield Renewable Partners L.P. For the year ended December 31, 2024, our investment transactions with related parties include the contribution of $1.1 billion of BAM shares by Brookfield to support the acquisition of AEL (see Note 16 for the details of this transaction). For the year ended December 31, 2023, our investment transactions with related parties include the receipt of $1.1 billion of Brookfield shares under the Exchange Offer. Investment transactions with related parties are accounted for in the same manner as those with unrelated parties in the financial statements. Amounts disclosed in this paragraph represent the value of investments at the time of the transaction.
The Company had $318 million of cash on deposit with a wholly-owned subsidiary of Brookfield as of December 31, 2025 (2024 – $493 million).

NOTE 27. SEGMENT REPORTING
The Company’s reporting segments are Annuities, P&C, Life Insurance and Corporate and Other. These segments are regularly reviewed by the Company’s chief operating decision maker (“CODM”) for the purpose of allocating resources to the segment and to assess its performance. The Company’s CODM has been identified as the Chief Executive Officer and the Chief Financial Officer.
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
The tables below provide each segment’s results in the format that the CODM reviews its reporting segments to make decisions and assess performance.

FOR THE YEAR ENDED DEC. 31, 2025 US$ MILLIONS	Annuities	P&C	Life Insurance	Corporate & Other	Total
Net premiums and other policy related revenues	$2,464	$2,417	$396	$—
Net investment income, including reinsurance funds withheld	5,453	444	207	314
Segment revenues(1)(2)	7,917	2,861	603	314	$11,695
Policyholder benefits, net	(2,359)	(1,706)	(340)	—
Interest sensitive contract benefits, excluding index credits	(2,050)	—	(6)	—
Amortization of deferred policy acquisition costs, deferred sales inducements and value of business acquired	(919)	(437)	(38)	—
Other insurance and reinsurance expenses(3)	(411)	—	—	—
Operating expenses, excluding transactions costs	(515)	(319)	(66)	(113)
Interest expense	—	—	—	(344)
Income tax expense, net	—	—	—	(373)
Segment DOE	$1,663	$399	$153	$(516)	$1,699
Depreciation and amortization expenses					(233)
Deferred income tax recovery relating to basis and other changes					269
Transaction costs					(104)
Mark-to-market losses on investments, including reinsurance funds withheld					(51)
Mark-to-market losses on insurance contracts and other net assets					(717)
Net income					$863
__________________________
(1)For the year ended December 31, 2025, there were no significant intersegment revenues.
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

FOR THE YEAR ENDED DEC. 31, 2024 US$ MILLIONS	Annuities	P&C	Life Insurance	Corporate & Other	Total
Net premiums and other policy related revenues	$5,377	$2,964	$649	$—
Net investment income, including reinsurance funds withheld	3,792	442	368	210
Segment revenues(1)(2)	9,169	3,406	1,017	210	$13,802
Policyholder benefits, net	(5,413)	(2,092)	(507)	—
Interest sensitive contract benefits, excluding index credits	(1,338)	—	(53)	—
Amortization of deferred policy acquisition costs, deferred sales inducements and value of business acquired	(598)	(602)	(37)	—
Other insurance and reinsurance expenses(3)	(189)	—	—	—
Operating expenses, excluding transactions costs	(365)	(451)	(214)	(64)
Interest expense	—	—	—	(344)
Income tax recovery (expense), net	(46)	2	(12)	(105)
Segment DOE	$1,220	$263	$194	$(303)	$1,374
Depreciation and amortization expenses					(135)
Deferred income tax recovery relating to basis and other changes					195
Transaction costs					(213)
Mark-to-market gains on investments, including reinsurance funds withheld					283
Mark-to-market losses on insurance contracts and other net assets					(257)
Net income					$1,247

FOR THE YEAR ENDED DEC. 31, 2023 US$ MILLIONS	Annuities	P&C	Life Insurance	Corporate & Other	Total
Net premiums and other policy related revenues	$1,520	$2,236	$794	$—
Net investment income, including reinsurance funds withheld	1,557	225	363	124
Segment revenues(1)(2)	3,077	2,461	1,157	124	$6,819
Policyholder benefits, net	(1,718)	(1,566)	(622)	—
Interest sensitive contract benefits, excluding index credits	(672)	—	(66)	—
Amortization of deferred policy acquisition costs, deferred sales inducements and value of business acquired	(95)	(493)	(44)	—
Other insurance and reinsurance expenses(3)	104	—	—	—
Operating expenses, excluding transactions costs	(110)	(309)	(222)	(65)
Interest expense	—	—	—	(193)
Income tax recovery (expense), net	9	(9)	(5)	2
Segment DOE	$595	$84	$198	$(132)	$745
Depreciation and amortization expenses					(30)
Deferred income tax expense relating to basis and other changes					(14)
Transaction costs					(40)
Mark-to-market gains on investments, including reinsurance funds withheld					36
Mark-to-market gains on insurance contracts and other net assets					100
Net income					$797
__________________________
(1)For the years ended December 31, 2024 and 2023, there were no significant intersegment revenues.
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

The Company’s Annuities segment offers annuity-based products to individuals and institutions. Total premium revenues recorded within Annuities segment for the years ended December 31, 2025, 2024 and 2023 were primarily from PRT transactions with institutions in the U.S., the U.K. and Canada. Premiums received from retail annuities are generally recorded as deposits and are not included in net premiums.
Our P&C segment provides a broad range of P&C products through Clearbrook, which include coverage for property, casualty, specialty and other. Total earned premiums within this segment for the years ended December 31, 2025, 2024 and 2023 were primarily from transactions with U.S.-based individuals and institutions.
The Company’s Life Insurance business is principally provided by American National. Total premium revenues recorded within this segment for the years ended December 31, 2025, 2024 and 2023 were primarily from transactions with U.S. retail customers.
Lastly, Corporate and Other segment’s revenue is mainly from investment income earned on investments warehoused by the Company prior to their transfer into its insurance investment portfolios, net of associated borrowing costs.
In addition to DOE, the CODM also monitors the assets, including investments accounted for using the equity method, liabilities and equity attributable to each segment.

AS OF DEC. 31, 2025 US$ MILLIONS	Annuities	P&C	Life Insurance	Corporate & Other	Total
Assets	$125,612	$12,780	$8,736	$10,053	$157,181
Liabilities	116,549	8,936	7,608	6,171	139,264
Equity	9,063	3,844	1,128	3,882	17,917

AS OF DEC. 31, 2024 US$ MILLIONS	Annuities	P&C	Life Insurance	Corporate & Other	Total
Assets	$112,931	$14,269	$7,708	$5,045	$139,953
Liabilities	105,724	9,574	6,510	5,069	126,877
Equity	7,207	4,695	1,198	(24)	13,076
The following table shows the breakdown of total assets by jurisdiction.

AS OF DEC. 31 US$ MILLIONS	2025	2024
United States	$141,613	$130,051
Canada	5,582	5,238
Bermuda and other	9,986	4,664
Total assets	$157,181	$139,953
The breakdown of total revenue by jurisdiction follows.

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2025	2024	2023
United States	$10,366	$10,436	$5,545
Canada	552	2,607	653
Bermuda	414	249	422
Other(1)	303	811	292
Total revenue	$11,635	$14,103	$6,912
__________________________
(1)No other country greater than 10%.

NOTE 28. FINANCIAL COMMITMENTS AND CONTINGENCIES
Commitments
As of December 31, 2025, the Company and its subsidiaries, in aggregate, had outstanding commitments to purchase, expand or improve real estate and to fund mortgage loans, private loans and investment funds of $12.3 billion (2024 – $10.3 billion).
In addition, the subsidiaries of the Company had outstanding letters of credit in the amount of $43 million as of December 31, 2025 (2024 – $437 million). As of December 31, 2025, certain of our subsidiaries had approximately $159 million of future payments in aggregate, inclusive of office space construction costs, under their long-term operating lease agreements (2024 – $43 million).
Federal Home Loan Bank Agreements
Certain of the Company’s subsidiaries have access to the FHLB’s financial services including advances that provide an attractive funding source for short-term borrowing and for access to other funding agreements. As of December 31, 2025, certain municipal bonds and collateralized mortgage obligations with a fair value of approximately $793 million (2024 – $800 million) and commercial mortgage loans of approximately $1.1 billion (2024 – $727 million) were on deposit with the FHLB as collateral for borrowing. As of December 31, 2025, the collateral provided borrowing capacity of approximately $1.5 billion (2024 – $881 million). The deposited securities and commercial mortgage loans are included in the statements of financial position within “Available-for-sale fixed maturity securities” and “Mortgage loans on real estate”, respectively.
Funding Agreement-Backed Notes
Starting in 2025, we have a FABN program under which a subsidiary of ANGI (a statutory trust that is not consolidated or affiliated with us) issues its senior secured medium-term notes. The FABN notes are underwritten and marketed by major investment banks’ broker-dealer operations and are sold to institutional investors for the purposes of generating a spread-based return. As of December 31, 2025, we had $1.5 billion outstanding under the FABN program with a maximum aggregate principal amount permitted to be outstanding at any one time of $4.0 billion.
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

NOTE 29. STATUTORY FINANCIAL INFORMATION AND DIVIDEND RESTRICTIONS
The Company’s insurance subsidiaries are subject to insurance laws and regulations in the jurisdictions in which they operate, including the U.S., the U.K., Bermuda, Canada and the Cayman Islands. Certain regulations include restrictions that limit the dividends or other distributions, such as loans or cash advances, available to stockholders without prior approval of the insurance regulatory authorities. The differences between financial statements prepared for insurance regulatory authorities and GAAP financial statements vary by jurisdiction.
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
Statutory accounting differs from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions and valuing securities on a different basis. In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus.
The Company’s U.S. insurance subsidiaries are subject to certain Risk Based Capital (“RBC”) requirements as defined by the NAIC. RBC requirements require a certain amount of capital and surplus to be maintained based upon various risk factors of each insurance company. The Company’s insurance subsidiaries in the U.S. met the minimum regulatory requirements.
Bermuda Statutory Requirements
The Company’s Bermuda-domiciled insurance subsidiaries are licensed by the Bermuda Monetary Authority (“BMA”). These subsidiaries prepare statutory financial statements that are generally equivalent to GAAP financial statements, with the exception of prudential filters, which include adjustments to eliminate non-admitted assets non-admissible for solvency purposes, and permitted practices granted by the BMA.
The Company’s Bermuda-domiciled insurance subsidiaries are subject to the Insurance Act 1978, as amended (the “Bermuda Insurance Act”). Under the Bermuda Insurance Act, these subsidiaries are required to maintain minimum statutory capital and surplus equal to the greater of a minimum solvency margin and the enhanced capital requirement as determined by the BMA. These insurance subsidiaries in Bermuda met the minimum solvency and minimum liquidity regulatory requirements, which include the Enhanced Capital Requirement (“ECR”), calculated based on the Bermuda Solvency Capital Requirement (“BSCR”) model, which is a risk-based model that takes into account the risk characteristics of different aspects of the insurance company’s business.
Other Statutory Requirements
The Company’s Canadian insurance subsidiary, BAC Canada, prepares statutory financial statements under IFRS Accounting Standards, which also comply with specifications provided by the Office of the Superintendent of Financial Institutions (“OSFI”). BAC Canada is subject to the Life Insurance Capital Adequacy Test (“LICAT”), as determined by OSFI, which requires a life insurance company to maintain a certain amount of capital and surplus to meet the minimum LICAT ratio. BAC met the minimum regulatory requirements.
The Company’s Cayman domiciled insurance subsidiary, NER SPC, is licensed by the Cayman Islands Monetary Authority. As of December 31, 2025, no insurance liabilities were ceded to NER SPC and, therefore, regulatory minimum regulatory requirements did not apply.

Statutory Financial Information
The following tables provide the statutory capital and surplus of the Company’s insurance entities.

AS OF DEC. 31 US$ MILLIONS	2025	2024
ANGI:
American Equity Investment Life Insurance Company	$2,761	$3,214
American National Insurance Company	2,418	2,264
Freestone Re Ltd.	2,634	1,345
Other remaining ANGI insurance entities	482	2,045
Other Life and Annuity:
NER Ltd.	106	135
BAC Canada	525	460
Other remaining life and annuity insurance entities of Brookfield Wealth Solutions	87	85
Clearbrook:
Argo Re Ltd.(1)	256	1,514
Argonaut Insurance Company(1)	1,445	N/A
Colony Insurance Company(1)	1,119	N/A
American National Property & Casualty Company(2)	766	N/A
Other P&C insurance entities	166	N/A
__________________________
(1)Statutory capital and surplus of Argo Re Ltd. (“Argo Re”) as of December 31, 2024 is presented on a consolidated basis, inclusive of those of Argonaut Insurance Company (“AIC”) and Colony Insurance Company (“CIC”). Given the restructuring of our P&C entities in 2025, the statutory capital and surplus of AIC and CIC as of December 31, 2025 are presented separately from that of Argo Re.
(2)American National’s P&C insurance entities, including American National Property & Casualty Company (“ANPAC”), are managed together under Clearbrook as of December 31, 2025.
The following table presents the statutory net income (loss) of the Company’s primary insurance entities.

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2025	2024	2023
American Equity Investment Life Insurance Company(1)	$12	$(747)	N/A
American National Insurance Company	71	(243)	(362)
Freestone Re Ltd.	1,069	625	150
BAC Canada	51	48	15
NER Ltd.	(26)	48	(2)
Argo Re(2)	56	(117)	(177)
AIC	91	N/A	N/A
CIC	60	N/A	N/A
ANPAC	24	N/A	N/A
__________________________
(1)Statutory net income (loss) for the year ended December 31, 2023 is not provided as the Company acquired AEL on May 2, 2024. Statutory net income (loss) for the year ended December 31, 2024 presented above represents amounts to be reported to its regulator and are inclusive of income and expenses prior to our acquisition of AEL.
(2)Amounts for the years ended December 31, 2024 and 2023 are presented on a consolidated basis, inclusive of those of AIC and CIC. The amount for the year ended December 31, 2023 presented above represents an amount reported to their regulators and is inclusive of income and expenses prior to our acquisition of Clearbrook. Given the restructuring of our P&C entities in 2025, statutory net income (loss) of AIC and CIC for the year ended December 31, 2025 are presented separately from that of Argo Re.
Note that for certain of these insurance entities, the statutory financial statements and returns as of and for the year ended December 31, 2025 are due to be submitted to the relevant regulatory authorities after the date of these financial statements. Accordingly, the figures in tables above as of and for the year ended December 31, 2025 do not represent final figures.

Prescribed and Permitted Statutory Accounting Practices
Certain of our insurance subsidiaries use prescribed and permitted statutory accounting practices that differ from the statutory accounting practices found in NAIC SAP. These prescribed and permitted practices are described as follows:
•American Equity Investment Life Insurance Company (“AEILIC”) is domiciled in the State of Iowa and is regulated by the Iowa Insurance Division (“IID”). AEILIC uses certain statutory accounting principals prescribed by the IID. AEILIC uses a prescribed practice which allows for call option derivative instruments hedging the interest credited on fixed indexed annuities to be recorded at amortized cost and the related fixed index annuity reserve to be valued using an assumption that the market value of the call options associated with the current index crediting term is zero. The use of this permitted practice resulted in lower statutory capital and surplus of $140 million as of December 31, 2025. AEILIC also uses a permitted practice which defines the mortality table allowed for determining the minimum standard of valuation of reserve liabilities for annuities. The use of this prescribed practice resulted in higher statutory capital and surplus of $48 million as of December 31, 2025. The statutory capital and surplus of AEILIC would have remained above the authorized control level RBC had it not used the permitted practices.
•AEILIC cedes certain lifetime income benefit rider payments in excess of PAB to three captive insurers in Vermont, AEL Re Vermont, AEL Re Vermont II and AEL Re Vermont III. The Vermont subsidiaries have been granted permitted practices from the Vermont Department to recognize, as an admitted asset, an excess of loss reinsurance agreement with a third-party which reinsures the lifetime income benefit rider payments in excess of policyholder fund values upon exhaustion of a funds withheld account balance. The permitted practices increased the statutory capital of these Vermont subsidiaries by $6.5 billion at December 31, 2025. Without such permitted practices, the RBC at the Vermont subsidiaries would fall below the minimum regulatory requirements.
•Effective September 30, 2025, American National Insurance Company (“ANICO”) entered into an excess of loss reinsurance agreement (“ANICO XOL treaty”) with a third-party reinsurance group to reinsure aggregate claims incurred during the agreement term associated with a closed block of life insurance policies exceeding an attachment point as defined in the agreement. ANICO is permitted, by the Texas Department of Insurance, to carry the ANICO XOL treaty as an admitted asset which increased the statutory capital and surplus of ANICO by $370 million at December 31, 2025. The statutory capital and surplus of ANICO would have remained above the authorized control level RBC had it not used the permitted practice.
•ANPAC has been granted a permitted practice from the Nebraska Division of Insurance to record as the valuation of its investment in a wholly-owned subsidiary that is the attorney-in-fact for a Texas domiciled insurer, the statutory capital and surplus of the Texas domiciled insurer. This permitted practice increased the statutory capital and surplus of ANPAC by $56 million at December 31, 2025. The statutory capital and surplus of ANPAC would have remained above the authorized control level RBC had it not used the permitted practice.

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
The following are dividend restrictions applicable to ANGI’s primary U.S. insurance subsidiaries:
◦AEILIC is permitted without prior approval of the Iowa Insurance Division to pay total dividends of up to $276 million during 2026.
◦ANICO is permitted without prior approval of the Texas Department of Insurance to pay total dividends of up to $242 million during 2026.
The following are dividend restrictions applicable to Clearbrook’s primary U.S. insurance subsidiaries:
◦AIC is permitted without prior approval of the Nebraska Division of Insurance to pay total dividends of up to $145 million during 2026.
◦CIC is permitted without prior approval of the Nebraska Division of Insurance to pay total dividends of up to $112 million during 2026.
◦ANPAC is permitted without prior approval of the Nebraska Division of Insurance to pay total dividends of up to $77 million during 2026.
•Bermuda insurance entities – Under the Bermuda Insurance Act, Bermuda insurance entities such as Freestone Re Ltd. and NER Ltd. are generally prohibited from declaring or paying, in any financial year, dividends of more than 25% of its prior year’s total statutory capital and surplus unless it files with the BMA an affidavit signed by at least two directors and the principal representative in Bermuda stating that it will continue to meet its relevant margins. The maximum amount available for payment of dividends without prior regulatory approval during 2026 is $659 million for Freestone Re Ltd. and $27 million for NER Ltd.
•Other insurance entities – As a Canadian insurance subsidiary, BAC Canada may declare dividends subject to it continuing to meet its capital requirements and maintaining adequate and appropriate forms of liquidity in addition to complying with related regulations under the Insurance Companies Act (Canada) and requirements of OSFI.

Brookfield Wealth Solutions Ltd.
Schedule II – Condensed Financial Information of Registrant
Condensed Statements of Financial Position (Parent Company Only)

AS OF DEC. 31 US$ MILLIONS	2025	2024
Assets
Cash and cash equivalents	$2	$—
Investments in subsidiaries	17,514	12,249
Due from related party	83	1
Total assets	17,599	12,250
Liability
Accounts payable and accrued liabilities	2	2
Due to related party	11	22
Total liabilities	13	24
Equity
Share capital	13,645	9,968
Retained earnings	2,820	2,054
Accumulated other comprehensive income	1,121	204
Total equity	17,586	12,226
Total liabilities and equity	$17,599	$12,250
Condensed Statements of Comprehensive Income (Parent Company Only)

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2025	2024	2023
Income of equity method investments	$780	$1,230	$806
Operating expenses	(14)	(16)	(10)
Net income	766	1,214	796
Other comprehensive income	917	324	403
Comprehensive income	$1,683	$1,538	$1,199
The accompanying notes are an integral part of the condensed financial information.

Brookfield Wealth Solutions Ltd.
Schedule II – Condensed Financial Information of Registrant (Continued)
Condensed Statements of Cash Flows (Parent Company Only)

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2025	2024	2023
Operating activities
Net income	$766	$1,214	$796
Non-cash items affecting net income:
Equity in undistributed earnings of subsidiaries	(780)	(1,230)	(806)
Changes in non-cash balances related to operations:
Changes in working capital	(11)	(31)	(22)
Cash flows from operating activities	(25)	(47)	(32)
Investing activities
Investments in shares of subsidiaries	43	61	42
Cash flows from investing activities	43	61	42
Financing activities
Distributions	(16)	(14)	(10)
Cash flows from financing activities	(16)	(14)	(10)
Cash and cash equivalents
Cash and cash equivalents, beginning of year	—	—
Net change during the year	2	—	—
Cash and cash equivalents, end of year	$2	$—	$—
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
All operating activities of the Parent Company are conducted by its operating subsidiaries, which are: ANGI, Clearbrook, BAC Canada, BAC UK, NER Ltd., and NER SPC. The Parent Company holds a direct 100% ownership interest in BWS Holdings Ltd., which holds the Parent Company's interest in its operating subsidiaries. The Parent Company is a holding company that does not conduct any substantive business operations and does not have any assets other than cash and cash equivalents, investments in its subsidiaries and due from related party. The operating subsidiaries are regulated insurance companies and therefore have restrictions on the ability to pay dividends, loan funds and make other upstream distributions to the Parent Company without prior approval by local regulators.
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
NOTE 2. COMMITMENTS AND CONTINGENCIES
The Parent Company and its subsidiaries have bilateral revolving credit facilities backed by third-party financial institutions. The total available amount on third-party credit facilities is $1.3 billion, on which $628 million was drawn as of December 31, 2025 (2024 – $1.2 billion and $17 million, respectively).
The Parent Company had no other material commitments or contingencies during the reported periods.

Brookfield Wealth Solutions Ltd.
Schedule III – Supplementary Insurance Information

AS OF AND FOR THE YEARS ENDED DEC. 31 US$ MILLIONS
Segment	DAC, DSI and VOBA	FPB, PAB, policy and contract claims, deposit liabilities and MRB	Unearned premiums	Other policy claims and benefits payable	Premium revenue	Net investment income	Policyholder benefits and claims incurred, interest sensitive contract benefits and change in fair value of MRB	Amortization of DAC, DSI and VOBA	Other operating expenses	Net premiums written
2025
Annuities	$11,068	$109,505	$—	$23	$2,464	$4,871	$5,230	$943	$603	$—
Property and Casualty	180	7,005	1,269	3	2,417	369	1,713	437	383	2,001
Life Insurance	435	5,963	3	46	396	170	343	38	62	—
Corporate and Other	—	—	—	—	—	409	—	—	55	—
Total	$11,683	$122,473	$1,272	$72	$5,277	$5,819	$7,286	$1,418	$1,103	$2,001

2024
Annuity	$10,117	$82,831	$—	$28	$5,377	$3,578	$7,161	$598	$424	$—
Property and Casualty	211	7,285	1,843	407	2,964	418	2,349	602	438	2,595
Life Insurance	368	19,867	—	—	707	299	633	37	224	—
Corporate and Other	—	—	—	—	—	(31)	—	—	156	—
Total	$10,696	$109,983	$1,843	$435	$9,048	$4,264	$10,143	$1,237	$1,242	$2,595

2023
Annuity	$1,611	$30,855	$—	$29	$520	$1,121	$2,201	$95	$150	$—
Property and Casualty	339	6,838	2,056	455	2,222	168	1,535	493	268	2,209
Life Insurance	518	6,013	—	—	1,808	352	724	44	220	—
Corporate and Other	—	—	—	—	—	168	—	—	56	—
Total	$2,468	$43,706	$2,056	$484	$4,550	$1,809	$4,460	$632	$694	$2,209

Brookfield Wealth Solutions Ltd.
Schedule IV – Reinsurance

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS, EXCEPT FOR PERCENTAGES	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
2025
Life insurance in-force	$132,524	$105,343	$67	$27,248	0.2%
Premiums earned:
Life and annuity	2,131	227	161	2,065	7.8%
Health	50	35	—	15	—%
Property and casualty	3,436	1,071	42	2,407	1.7%
	$5,617	$1,333	$203	$4,487	4.5%

2024
Life insurance in-force	$140,113	$109,867	$83	$30,329	0.3%
Premiums earned:
Life and annuity	4,144	125	1,284	5,303	24.2%
Health	89	247	177	19	931.6%
Property and casualty	4,149	1,230	26	2,945	0.9%
	$8,382	$1,602	$1,487	$8,267	18.0%

2023
Life insurance in-force	$145,671	$23,081	$120	$122,710	0.1%
Premiums earned:
Life and annuity	1,996	177	76	1,895	4.0%
Health	163	226	150	87	172.4%
Property and casualty	2,427	890	618	2,155	28.7%
	$4,586	$1,293	$844	$4,137	20.4%
Brookfield Wealth Solutions Ltd.
Schedule VI – Supplemental Information Concerning Property-Casualty Insurance Operations

AS OF AND FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2025	2024	2023
DAC	$166	$181	$171
Reserves for unpaid claims and CAE	6,890	7,278	6,829
Amount of discount in reserves for unpaid claims and CAE	119	22	21
Unearned premiums	1,268	1,835	2,056
Earned premiums	2,407	2,945	2,155
Net investment income	384	334	116
Claims and CAE incurred relating to:
Current year	1,635	2,187	1,610
Prior years	70	155	(51)
Amortization of DAC	401	458	417
Paid claims and CAE	1,809	2,093	1,497
Gross premiums written	2,914	3,973	2,420